Form 20-F
period 2003-12-31
ATTUNITY LTD
filed 2004-06-30
CIK 893821

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             For the transition period from __________ to __________

                       Commission file number: No. 0-20892

                                  ATTUNITY LTD.
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's Name into English)

                                     Israel
                                (Jurisdiction of
                         incorporation or organization)

              Einstein Building, Tirat Carmel, Haifa, 39101, Israel
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
None


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

                  Ordinary Shares, par value NIS 0.1 per share
                  as of December 31, 2003...........14,767,395

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes X     No__

Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17 __ Item 18 X

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

                                  INTRODUCTION
                                  ------------

               Attunity Ltd. designs, develops, markets and supports standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Since our initial public offering on December 17, 1992, our ordinary shares have been listed on the Nasdaq National Market. On October 27, 2000, our name was changed to Attunity Ltd. and our Nasdaq symbol changed to ATTU. As used in this annual report, the terms "we," "us" and "our" mean Attunity Ltd. and its subsidiaries, unless otherwise indicated.

               Except for the historical information contained in this annual report, the statements contained in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. "Key Information- Risk Factors"

               We have obtained federal trademark registrations for Attunity(R), Attunity B2B(R) and Attunity Connect(R) in the United States. Any other trademarks and trade names appearing in this annual report are owned by their respective holders.

               Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) generally accepted in the United States. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels.

               Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

                                TABLE OF CONTENTS


PART I........................................................................1

   ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........1
   ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE........................1
   ITEM 3.     KEY INFORMATION................................................1
               A. Selected Financial Data.....................................1
               B. Capitalization and Indebtedness.............................2
               C. Reasons for the Offer and Use of Proceeds...................3
               D. Risk Factors................................................3
   ITEM 4.     INFORMATION ON THE COMPANY....................................12
               A. History and Development of the Company.....................12
               B. Business Overview..........................................13
               C. Organizational Structure...................................17
               D. Property, Plants and Equipment.............................17
   ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................18
               A. Operating Results..........................................18
               B. Liquidity and Capital Resources............................29
               C. Research and Development, Patents and Licenses.............30
               D. Trend Information..........................................31
               E. Off-Balance Sheet Arrangements.............................32
               F. Tabular Disclosure of Contractual Obligations..............32
   ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................32
               A. Directors and Senior Management............................32
               B. Compensation...............................................36
               C. Board Practices............................................36
               D. Employees..................................................42
               E. Share Ownership............................................43
   ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............47
               A. Major Shareholders.........................................47
               B. Related Party Transactions.................................49
               C. Interests of Experts and Counsel...........................50
   ITEM 8.     FINANCIAL INFORMATION.........................................50
               A. Consolidated Statements and Other Financial Information....50
               B. Significant Changes........................................51
    ITEM 9.     THE OFFER AND LISTING........................................51
               A. Offer and Listing Details..................................51
               B. Plan of Distribution.......................................52
               C. Markets....................................................52
               D. Selling Shareholders.......................................52
               E. Dilution...................................................53
               F. Expense of the Issue.......................................53
   ITEM 10.    ADDITIONAL INFORMATION........................................53
               A. Share Capital..............................................53
               B. Memorandum and Articles of Association.....................53
               C. Material Contracts.........................................56
               D. Exchange Controls..........................................57
               E. Taxation...................................................57
               F. Dividend and Paying Agents.................................69
               G. Statement by Experts.......................................69
               H. Documents on Display.......................................69

               I. Subsidiary Information.....................................70
   ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS....70
   ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........70

PART II......................................................................70

   ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............70
   ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
               AND USE OF PROCEEDS...........................................71
   ITEM 15.    CONTROLS AND PROCEDURES.......................................71
   ITEM 16.    [RESERVED]....................................................71
   ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT..............................71
   ITEM 16B.   CODE OF ETHICS................................................71
   ITEM 16C.   PRINCIPAL ACCOUNTING FEES AND SERVICES........................72
   ITEM 16D.   EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS
               FOR AUDIT COMMITTEE...........................................72
   ITEM 16E.   PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES
               AND PURCHASERS................................................73

PART III.....................................................................73

   ITEM 17.    FINANCIAL STATEMENTS..........................................73
   ITEM 18.    FINANCIAL STATEMENTS..........................................73
   ITEM 19.    EXHIBITS......................................................73
   S I G N A T U R E S.......................................................75

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
        ---------------------------------------

        Not applicable.

ITEM 3. KEY INFORMATION
        ---------------


A.   SELECTED FINANCIAL DATA

        The following selected consolidated financial data for and as of the five years ended December 31, 2003 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 have been derived from audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Income Statement Data:

                                                                             Year ended December 31,
                                                                -------------------------------------------------------
                                                                   2003       2002       2001        2000        1999
                                                                --------    -------   --------    --------    ---------
                                                                  (U.S. dollars in thousands, except per share data)
          Revenues ..........................................   $ 16,617    $17,455   $ 16,869    $ 18,671    $ 20,507
          Cost of revenues ..................................      7,079      6,375      8,451       8,345       7,322
                                                                --------    -------   --------    --------    --------
          Gross profit ......................................      9,538     11,080      8,418      10,326      13,185
          Research and development costs, net (1) ...........      1,491      1,438      3,593       3,559       2,476
          Selling and marketing expenses ....................      5,938      5,369     12,120      11,992       8,544
          General and administrative expenses ...............      2,749      1,938      4,218       5,463       2,533
          Restructuring and other non-recurring charges .....        925      1,708      1,326        --          --
          Impairment of investment and other assets .........      1,543       --        2,658       6,090        --
          In-process research and development write-off .....       --         --         --        12,997        --
                                                                --------    -------   --------    --------    --------
          Operating profit (loss) ...........................     (3,108)       627    (15,497)    (29,775)       (368)
          Financial income, net .............................        236        141         48         416         160
                                                                --------    -------   --------    --------    --------
          Taxes on income (tax benefit) .....................         84        264        402        (200)        188
                                                                --------    -------   --------    --------    --------
          Profit (loss) from continuing operations ..........     (2,956)       504    (15,851)    (29,159)       (396)
          Earnings from discontinued operations of a
              segment, net of taxes .........................       --         --         --            82        --
          Gain (loss) on disposal of segment ................       --         --          220      (2,224)       --
                                                                --------    -------   --------    --------    --------
          Gain (loss) from discontinued operations ..........       --         --          220      (2,142)       --
          Net profit (loss) .................................   $ (2,956)   $   504   $(15,631)   $(31,301)   $   (396)
                                                                ========    =======   ========    ========    ========
          Basic and  diluted  net  earnings  (loss) per share
              from continuing operations ....................   $  (0.20)   $  0.03   $  (1.36)   $  (2.96)   $  (0.05)
                                                                ========    =======   ========    ========    ========
          Basic and  diluted  net  earnings  (loss) per share
              from discontinued operations ..................   $   --     $   --     $   0.02    $  (0.22)   $   --
                                                                ========    =======   ========    ========    ========
          Basic and diluted net earnings (loss) per share ...   $  (0.20)   $  0.03   $  (1.34)   $  (3.18)   $  (0.05)
                                                                ========    =======   ========    ========    ========
          Number of shares used to compute diluted earnings
             (loss) per share ...............................     14,767     14,725     11,668       9,844       8,365

-----------------
(1) Total research and development costs are offset in part by royalty-bearing grants and the capitalization of certain computer software development costs.


Balance Sheet Data:

                                                                              December 31,
                                                           ---------------------------------------------------
                                                              2003      2002        2001      2000       1999
                                                           --------   -------   --------   --------   --------
                                                                           (U.S. dollars in thousands)

          Working capital (deficiency) ................   $   (553)   $   667   $   (142)   $ 6,983   $ 7,636
          Total assets ................................     20,212     21,484     21,294     33,506    27,209
          Short-term debt, including current maturities
               of long-term debt ......................        308        380        405        260       140
          Long-term debt, less current maturities .....         99         55        211        268        93
          Shareholders' equity ........................     10,473     13,080     12,325     23,977    19,516


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

Risk Factors Relating to Our Company


We have a history of operating losses and may not achieve or sustain profitability in the future.

        We incurred an operating loss in the fiscal year ended December 31, 2003 and in three of the four preceding years, although we recorded an operating profit in the fiscal year ended December 31, 2002. We can not assure you that we will be able to achieve or sustain profitable operations in the future.


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

        Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, and the payment terms offered to our customers. We anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least June 30, 2005, but we may need to raise additional funds in the future for a number of uses, including:

     o implementing marketing and sales activities for our products and services;

     o    expanding research and development programs;

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

        We are based in Israel and generate a large percentage of our sales outside the United States. Our sales in the United States accounted for 45.0%,
40.2 % and 39.3% of our total revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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

        We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in United States dollars, the Euro and British Pound, a significant portion of our expenses are incurred in NIS. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to so do or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.


We  are  subject  to  risks  relating  to   proprietary   rights  and  risks  of
infringement.

        We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Except for our federal trademark registrations for Attunity(R), Attunity B2B(R) and Attunity Connect(R) in the United States, we do not have any trademark, patent or copyright registrations. To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

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

        If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.


A significant portion of our revenues are dependent on maintenance payments from customers using legacy CorVision and Mancal 2000 software.

        A significant portion of our revenues are derived from annual maintenance payments made by customers who use CorVision and Mancal 2000, which are both legacy software products. In 2001, 2002 and 2003, these revenues on a consolidated basis totaled $3.0 million, $2.6 million and $2.5 million, respectively. Some of these customers may replace these legacy products with more state-of-the-art products from other vendors and, as a result, discontinue use of these products. This would result in a reduction in our maintenance revenues and adversely affect our operating results.

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

        We are incorporated under the laws of, and our executive offices and research and development facilities are located in, the State of Israel. Although most of our sales are made to customers outside Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.


Our results of operations may be negatively affected by the obligation of our personnel to perform military service.


        Many of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Economic conditions in Israel.


        In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been strikes and work stoppages in 2003 and 2004, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.


Our financial results may be adversely affected by inflation and currency fluctuations.

        Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations. A significant portion of our expenses are paid in NIS (primarily salaries) and are influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.


We cannot guarantee continuation of government programs and tax benefits.

        We have in the past received certain Israeli government grants and currently enjoy certain tax benefits in Israel. To remain eligible for these grants and tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs (with interest and linkage differentials) or pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our business, financial condition and results of operations could be negatively affected.


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

        There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.


Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.


Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

ITEM 4. INFORMATION ON THE COMPANY
        --------------------------

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated under the laws of the State of Israel in 1988 as I.S.G. Software Industries Ltd. We changed our name to ISG International Software Group Ltd. in 1992 and we changed our name to Attunity Ltd. in October 2000.

        We have subsidiaries in Israel, the United States, the United Kingdom, France, Australia, Singapore and Hong Kong (PRC). Our executive headquarters are located at Einstein Building, Tirat Carmel, Haifa 39101, Israel, telephone number (972) 4-855-9666. Our United States-based subsidiary, Attunity Inc., maintains its principal offices at 40 Audubon Road, Wakefield, Massachusetts 01880, telephone number (781) 213-5200. Our address on the internet is http://www.attunity.com. The information on our website is not incorporated by reference into this annual report.

        We develop, market and support standards-based integration middleware for accessing mainframe, data sources and legacy applications. We began operations in 1989. When we went public in December 1992, our principal products were the APT product family of software productivity tools, comprised of the APTuser - a production report generator and APTools - a comprehensive software development system. In 1993 we acquired Mancal 2000 - a financial and logistic application software package, in 1994 we acquired CorVision - an application generator for enterprise applications, and in 1996 we released Attunity Connect(R) (formerly known as ISG Navigator) - a universal data and application access product. In 2000 we acquired Attunity BPI - a product for service-oriented process creation and management across the extended enterprise.

B.   BUSINESS OVERVIEW

        We market software products for integrating disparate data sources, legacy and mainframe applications enabling real-time access to data. Our principal product is Attunity Connect. We also provide consulting, maintenance and other related services for our products including maintenance services to our legacy products: CorVision - an application generator, APTuser - a database retrieval and production report generator, and Mancal 2000 - a logistics and financial application software package.

Products and Services

     o    Attunity Connect - for universal data and application access.

     o    CorVision - an application generator for enterprise applications.

     o    APTuser - a production report generator.

     o    Mancal 2000 - a financial and logistic application software.

        Attunity Connect

        Attunity Connect enables information technology, or IT, departments, software developers, systems integrators, OEMs and others to transparently access a wide array of data sources and applications on many major computing platforms and is optimized for distributed enterprise-wide deployment. Support of TCP/IP and its distributed architecture add the capability for transparent networking. Attunity Connect offers both relational (SQL) and object-based (J2EE
CA) data views. Users may employ the models separately, or in combination, without regard to the underlying data source or computing platform on which they reside. This is achieved through standard programming interfaces including ODBC, OLE DB, MS ADO, JDBC, XML and J2EE CA.

        Attunity Connect Features:

     o Attunity Connect accesses different data sources transparently using standard interfaces;

     o Attunity Connect promotes an expanded data model extending SQL to address heterogeneous databases that span pre-relational, relational, and post-relational models; and

     o    Attunity Connect provides the ability to integrate  object-based  data
          using  the  Attunity  Application  Framework,   or  AAF,  through  Sun
          Microsystems's J2EE Connector Architecture (JCA).

        Market requirements addressed:

        Attunity Connect addresses today's most demanding enterprise data access requirements for:

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

        CorVision

        CorVision is an application generator tool that runs on Digital VAX computers under the Open VMS operating system and allows developers to use either terminals or a Client/Server Windows application connected to VAX computers. We are no longer selling new licenses for CorVision.

        APTuser

        APTuser is a production report generator able to access data residing in different databases and file managers such as Oracle, Ingres, Informix, Sybase, Rdb, Adabas, RMS and C-ISAM. APTuser is able to generate combined reports, which access all of these files and databases concurrently. APTuser is available for OpenVMS, HP/UNIX, IBM AIX, Data General Aviion and SUN Solaris operating systems.

        Mancal 2000

        Mancal 2000 is a comprehensive financial and logistics software application package developed to address the accounting and material management requirements of large organizations. We are no longer selling new licenses for Mancal 2000.

Customer Support Services

        We provide the following direct support services to our customers:

     o    Hot-line support;

     o    Training; and

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

Sales and Marketing

        Distribution Channels. Our products and services are sold through both direct and indirect channels, including distributors, value-added resellers, and OEM partners. We maintain direct sales operations through wholly owned subsidiaries in Israel, the United States, France, the United Kingdom, Australia and Hong Kong. We distribute our products in Japan, South Korea, Taiwan , Singapore, South Africa, Italy, Germany, Spain and South and Central America through independent distributors. Our field force is comprised of 13 persons in North America, 16 persons in Europe, the Middle East and Africa, and 10 persons in Asia Pacific.

        Over the course of the past two years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors and system integrators. We have entered into a number of partnerships, including partnerships with:

     o    Oracle - OEM arrangement for Attunity Connect

     o    Hewlett Packard - OEM arrangement and as reseller of Attunity Connect

     o    Attachmate - OEM arrangement for Attunity Connect

     o    Microsoft - certified vendor for Attunity Connect for BizTalk Server

     o    IBM - co-markets Attunity Connect for DB2-II and Web Sphere

     o    Cognos - co-markets Attunity Connect

Customers

        Our products are sold to large corporations and governmental and public institutions with in-house IT staff. The following table provides a breakdown by geographical area of our revenues, including maintenance revenues, during the last three fiscal years:

                                              2003        2002       2001
                                              ----        ----       ----
         Israel..........................    $2,952      $2,576    $ 2,761
         United States...................     6,528       7,025      7,589
         Europe..........................     5,411       4,950      4,012
         Asia............................       908       1,064      1,212
         South America...................       369       1,500      1,066
         Other...........................       449         340        229
                                            -------     -------    -------
         Total...........................   $16,617     $17,455    $16,869
                                            =======     =======    =======

Competition and Pricing

        The markets in which we compete are intensely competitive. Competition is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software product providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition and, consequently, the entrance of new competitors into the market. Our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use, than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. We believe that the prices for our products compare favorably with those of competing products

Intellectual Property Rights and Software Protection

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

        We have obtained federal trademark registrations for Attunity(R), Attunity B2B(R) and Attunity Connect(R) in the United States. We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our rights in our products. Our policy is for our customers to sign non-transferable software licenses providing contractual protection against unauthorized use of the software.

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

C.      ORGANIZATIONAL STRUCTURE

        Our wholly owned subsidiaries act as marketing and customer service organizations in the countries where they are incorporated and in most instances for neighboring countries. The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our active subsidiaries:

                                                         Country of             Ownership
        Subsidiary Name                                  Incorporation          Percentage
        -----------------------------------------------  -------------          ----------
        Attunity Inc...................................  United States             100%
        Attunity (UK) Limited..........................  United Kingdom            100%
        Attunity France................................  France                    100%
        Attunity Australia.............................  Australia                 100%
        Attunity Hong Kong Limited.....................  Hong-Kong (PRC)           100%
        Attunity Singapore PTE Ltd.....................  Singapore                 100%
        Attunity Israel (1992) Ltd.....................  Israel                    100%
        Attunity Software Services (1991) Ltd..........  Israel                     98.8%


D.   PROPERTY, PLANTS AND EQUIPMENT

        Our executive offices and research and development facilities are located at Einstein Building, Tirat Carmel, Haifa, Israel 39101, where we occupy 9,800 square feet. The premises are occupied under a lease which terminates on December 31, 2007. Our Herzliya marketing and sales offices constituting approximately 5,700 square feet, is occupied under a lease which expires on October 30, 2005. Our subsidiary Attunity Software Services (1991) Ltd., operates out of a 5,200 square-feet facility in Moshav Ya'ad (Galilee). The lease for this facility expires on December 31, 2004 and Attunity Services has an option to extend the lease period for an additional period of two years. Our annual rental cost for all of our facilities in Israel was approximately $257,000 in 2003.

        In April 2002 we leased approximately 6,137 square feet of office space at 40 Audubon Road, Wakefield, MA at an annual rental fee of $97,885. The lease expires in June 2005.

        The aggregate annual rent for our sales and service offices in Hong Kong; Shanghai, the People's Republic of China; Sydney, Australia; Reading, England and Paris, France was approximately $228,000 in 2003.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
        --------------------------------------------

A.   OPERATING RESULTS

        The following discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

Overview

        We are a leading provider of standards-based integration middleware for accessing mainframe, data sources and legacy applications. Founded in 1988 and traded on the Nasdaq Stock Market, our worldwide operations support over 1,000 end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America.

General

        We maintain our books and records in Israeli currency in compliance with statutory requirements and in U.S. dollars. Approximately 83% (47% in dollars) of our revenues in 2003 and approximately 85% (49% in dollars) of our revenues in 2002 were derived outside of Israel and received in currencies other than the NIS. In addition, a substantial portion of Attunity Ltd. and certain of our subsidiaries' costs is denominated in dollars. Our management believes that the dollar is the primary currency in the economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation", or SFAS No. 52. All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

        The financial statements of the Israeli and other foreign subsidiaries, whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity, accumulated other comprehensive loss.

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

        Revenue Recognition. We generate revenues mainly from license fees and sub-license fees for the right to use its software products, maintenance, support, consulting and training services. We sell our products primarily through our direct sales force to customers and indirectly through distributors and Value Added Resellers, or VARs. Both the customers and the distributors or resellers are considered end users. We are also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users. We account for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition", as amended, or SOP No. 97-2. SOP No. 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. We have also adopted Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions", or SOP No. 98-9. SOP No. 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and all other four criteria of SOP No. 97-2 are met. Under the residual method any discount in the arrangement is allocated to the delivered element. We and our subsidiaries have also adopted Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition" or SAB No. 104. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. We generally do not grant a right of return to our customers. We consider all arrangements with payment terms extending beyond one year not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met. Revenues from royalties are recognized according to quarterly royalties reports, as received from customers which embedded our products in their own products and we are entitled to a percentage of the customer revenue from the combined product. Maintenance and support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. Arrangements that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. To date, we have had determined that the services are not considered essential to the functionality of other elements of the arrangement, therefore, these revenues are recognized as the services are performed. Deferred revenues includes unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues. Professional services are recognized when rendered. In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

        Bad Debt Allowance. An allowance for doubtful accounts is determined with respect to those specific amounts that our management has determined to be doubtful accounts. We perform ongoing credit evaluations of our customers. An allowance for a doubtful account is determined with respect to those amounts that we have determined to be doubtful of collection. Any changes in our assumptions relating to the collectability of our accounts receivable, may affect our financial position and results of operations.

        Goodwill. Goodwill that resulted from transactions before July 1, 2001 was amortized using the straight-line method over the estimated useful life, which is 7 to 10 years until December 31, 2001. SFAS No.142, "Goodwill and Other Intangible Assets", requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of our company reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of future cash flows and estimates of market multiples for the reportable unit. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our intangible assets.

        Research and Development Expenses, Net. Research and development costs, are charged to income as incurred before technological feasibility is established. Based on our product development process, technological feasibility is established upon completion of a detailed program design. Costs that are incurred between completion of a detailed program design and the point at which the product is ready for general release are capitalized according to the principles set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed."

        Capitalized software costs are amortized by the greater of the amount computed using the: (1) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or (2) the straight-line method over the estimated useful life of the product (five years), commencing with general product release and included in cost of revenues.

        At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product-by-product basis. Under different assumptions with respect to the recoverability of our intangible assets, our determination may be different, which may negatively affect our financial position and results of operations. In 2003, we recorded an impairment charge of $1.5 million with respect to a product that is no longer being sold.

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


Recent Accounting Pronouncements

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", or "FIN 46." The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period end after December 31, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", or SFAS 149. SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", or "SFAS 133." SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group, or DIG, process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

        Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", or SFAS No. 150, which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on our financial position or results of operations.


Results of Operations

        The following discussion of our results of operations for the years ended December 31, 2001, 2002 and 2003, including the following table, which presents selected financial information as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

                                                    Year Ended December 31,
                                                 ------------------------------
                                                   2003     2002       2001
                                                   ----     ----       ----
        Revenues:
           Software licenses....................     36%      40%       38%
           Maintenance and support..............     35       34        29
           Services.............................     29       26        33
                Total revenues..................    100      100       100
        Cost of revenues:
           Software licenses....................     13       11        15
           Maintenance and support..............      5        4         6
           Services.............................     25       22        29
                Total cost of revenues..........     43       37        50
        Gross profit............................     57       63        50
           Research and development, net........      9        8        21
           Selling and marketing................     36       31        72
           General and administrative...........     16       11        25
           Restructuring and other
             non-recurring charges..............      6       10         8
           Impairment of software development
             costs..............................      9        -        16
         Total operating expenses...............     76       60       142
         Operating profit (loss)................    (19)       3       (92)
         Financial income, net..................      1        0         0

         Taxes on income........................      0        1         2
         Profit (loss) from continuing
           operations, net of taxes..........       (18)       2       (94)
         Earnings from discontinued
           operations of a  segment, net of
           taxes.............................         -        -         1
         Gain (loss) on disposal of segment.....      -        -         1
                                                  -------  -------    ----
         Net profit (loss)......................     (18)%     2%      (93)%
                                                  ========     ==      =====

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

        Revenues. Our revenues are derived primarily from software licenses, maintenance and support and professional services. Total revenues decreased 4.8% to $16.6 million in 2003 from $17.5 million in 2002. This decrease is mainly attributable to a 12.8% decrease in license revenues, which decreased to $6 million in 2003 from $6.9 million in 2002. We expect that our license revenue will increase in 2004 based on our current license pipeline and that our revenues from maintenance, support and professional services will remain at the same level in 2004.

        Cost of Revenues. Cost of license revenues consists primarily of production costs including media, packaging, freight and documentation, amortization of capitalized software development costs and certain royalties and licenses payable to third parties and to the Office of the Chief Scientist of the Ministry of Industry and Trade, or the Chief Scientist. Cost of maintenance, support and services consists primarily of salaries of employees performing the services and related overhead. Our cost of revenues increased 11% to $7.1 million in 2003 from $6.4 million in 2002 primarily due to the increase in royalties to the Chief Scientist and increase in cost of services in our European operations resulting from local currency changes against the dollar. We anticipate that our cost of revenues as a percentage of sales will remain the same in 2004.

        Gross Profit. Our gross profit decreased 13.9% to $9.5 million in 2003 from $11.1 million in 2002, as a direct result of decreased revenues and increased cost of revenues in 2003.

        Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Total research and development costs, before capitalized software costs, increased by 1.7% to $3.1 million in 2003 from $3 million in 2002. The increase is principally attributable to an increase in salaries. We capitalized approximately $1.6 million of software developments costs in 2003 and 2002. As a result of the foregoing, net research and development costs increased by 3.7% to $1.5 million in 2003 from $1.4 million in 2002. We do not plan to significantly increase our expenditures for research and development in 2004.

        Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, advertising expenses and sales offices maintenance and administrative costs. Selling and marketing expenses increased by 10.6% to $5.9 million in 2003 from $5.4 million in 2002 due to an increase in marketing and business development investments. We expect that our selling and marketing expenses will increase in 2004 as a result of our decision to add sales personnel and to increase our marketing expenses as part of our plan to increase our license revenues.

        General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, other administrative costs and bad debts. General and administrative expenses increased by 41.8% to $2.7 million in 2003 from $1.9 million in 2002. The increase is principally attributable to the increase of $0.4 million in bad debts in our Asia and Israeli operations, higher legal fees, hiring a new CFO and to an increase in the compensation of our Chairman and CEO. We do not believe that our general and administrative expenses will increase significantly in 2004.

        Restructuring and Other Non-Recurring Charges. We recorded non-recurring charges of $0.4 million and $0.8 million relating to legal dispute with the Special Situations Funds in 2003 and 2002 respectively and $0.6 million and $0.3 million relating to legal dispute with the landlord of our former offices in Massachusetts in 2003 and 2002 respectively. Both disputes were resolved in early 2004 without additional costs. In 2002 we had $0.6 million of charges relating to severance payments and other expenses.

        Impairment of Software Development Costs. In 2003, we recorded $1.5 million asset impairment charge with respect to our capitalized software costs of a product we no longer sell.

        Operating Income (Loss). Based on the foregoing, we recorded an operating loss of $(3.1) million in 2003 compared to an operating profit of $0.6 million in 2002.

        Financial Income, Net. Our financial income was offset in part by (i) interest expense and (ii) currency translation adjustments between the dollar and Europeans and Israeli currency. In 2003, we had net financial income of $236,000 as compared to $141,000 in 2002. This increase in financial income is attributable mainly to foreign currency translation adjustments.

        Taxes on Income. Income taxes for 2003 were $84,000 compared with $264,000 in 2002. In 2002, we incurred higher taxes due to a required increase in withholding of taxes on export sales.


Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

        Revenues. Total revenues increased 3.5% to $17.5 million in 2002 from $16.8 million in 2001. This increase is mainly attributable to a 9% increase in revenues from software licenses, which increased to $6.9 million in 2002 from $6.3 million in 2001.

        Cost of Revenues. Cost of revenues decreased 24.6% to $6.3 million in 2002 from $8.5 million in 2001 primarily due to the decrease in amortization of capitalized software development costs and salary expenses.

        Gross Profit. Gross profit increased 31.6% to $11.1 million in 2002 from $8.4 million in 2001, as a direct result of increased revenues and decreased cost of revenues in 2002.

        Research and Development, Net. Total research and development costs decreased by 43.6% to $3 million in 2002 from $5.4 million in 2001. The decrease is principally attributable to a decrease in headcount and in salaries. We capitalized approximately $1.6 million of software developments costs in 2002 and $1.8 million in 2001. As a result of the foregoing, net research and development costs decreased by 60.0% to $1.4 million in 2002 from $3.6 million in 2001.

        Selling and Marketing, Net. Selling and marketing expenses decreased by 55.7% to $5.4 million in 2002 from $12.1 million in 2001 due to a substantial decrease in marketing investments and a reduction in headcount.

        General and Administrative. General and administrative expenses decreased by 54.1% to $1.9 million in 2002 from $4.2 million in 2001. The decrease is principally attributable to the decrease in headcount and decreased lease and salary expenses.

        Restructuring and Other Non-Recurring Charges. We recorded non-recurring charges of $0.8 million and $0.3 million relating to legal disputes with the Special Situations Funds and with the landlord of our former offices in Massachusetts respectively and $0.6 million relating to severance payments and other expenses in 2002, compared with restructuring charges of $1.3 million relating to severance payments, write-off of leasehold improvements and other related expenses in 2001.

        Impairment of Software Development Costs and Other. We recorded a $2.4 million asset impairment charge with respect to our capitalized software development costs and $0.3 relating to assembled workforce in 2001.

        Operating Income (Loss). Based on the foregoing, we recorded an operating income of $0.6 million in 2002 compared to an operating loss of $15.5 million in 2001.

        Financial Income, Net. In 2002, we had net financial income of $141,000 as compared to $48,000 in 2001. This increase in financial income is attributable to foreign currency translation adjustments.

        Taxes on Income. The income taxes for 2002 were $264,000 compared with an income tax provision of $402,000 in 2001.

        Gain on Disposal of Segment. We recorded a $201,000 gain in 2001 with respect to provisions related to the disposal of Medatech in our financial statements for 2000.

        Net Income (Loss). As a result of the foregoing, we had net income of $0.5 million in 2002 compared to a net loss of $(15.6) million in 2001.


Conditions in Israel

        We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, our operations in Israel are directly affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.


Political Conditions

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel and with Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

        In addition, some of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

        To date, no executive officer or key employee was recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.


Economic Conditions

        In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.


Trade Relations

        Israel  is  a  member  of  the  United  Nations,   the  International
Monetary Fund, the International Bank for Reconstruction and Development and the International Finance

Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

        Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.


Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax at the corporate rate of 36% of taxable income. We have been granted the status of an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, with respect to our production facilities. An enlargement project of ours was granted "Approved Enterprise" status in December 1998. In accordance with the provisions of the Investment Law, we have elected to enjoy "alternative benefits," wherein a company waives the receipt of grants in return for a tax exemption. Income derived from an "Approved Enterprise" is tax-exempt for a period of two years, commencing with the year it first earns taxable income, and is subject to corporate tax at the rate of 10% to 25% for additional periods of five to eight years based on the percentage of foreign investments in our company. Our subsidiary, Attunity Software Services Ltd., or Attunity Services, was granted "Approved Enterprise" status for two separate investment programs from 1991 and 1993 whereby it has elected to receive Government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval. In 1993, Attunity Services received approval for an expansion of the aforementioned programs whereby it elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of ten years commencing with the year it first earns taxable income. As of December 31, 2003, Attunity Services has not received final approvals for such programs.

        Since we currently have no taxable income, the benefits have not yet commenced for all programs. Should we or Attunity Services derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate of 36%. Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries, which have generally been unprofitable, cannot be consolidated for tax purposes with the results of operations of the parent company.


Impact of Currency Fluctuations and of Inflation

        Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Africa, and Asia Pacific. As a result, these sales and related expenses are denominated in currencies other than the U.S. dollar. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, including:

     o a decrease in the value of currencies in certain of the EMEA or APAC relative to the U.S. dollar, which would decrease our reported U.S. dollar revenue, as we generate revenue in these local currencies and report the related revenue in U.S. dollars; and

     o an increase in the value of currencies in certain of the EMEA or APAC, or Israel relative to the U.S. dollar, which would increase our sales and marketing costs in these countries and would increase research and development costs in Israel.

        The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS. For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the dollar and companies experienced increases in the dollar cost of their operations in Israel. This trend was reversed during 1997 and 1998. In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. In 2001 and 2002, the devaluation rate again exceeded the inflation rate in Israel. In 2003 the rate of inflation was negative and the NIS was revaluated vis-a-vis the dollar. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

        The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                                                 Israeli
                                                              Israeli           inflation
    Year ended           Israeli            Israeli         devaluation       adjusted for
   December 31,        price index     inflation rate %        rate %         devaluation %
   ------------        -----------     ----------------        ------         -------------
       1999               408.0                1.3             (0.2)                1.5
       2000               408.0                0               (2.7)                2.8
       2001               413.8                1.4              9.3                (7.8)
       2002               440.65               6.4              7.3                (0.7)



                                                                                 Israeli
                                                              Israeli           inflation
    Year ended           Israeli            Israeli         devaluation       adjusted for
   December 31,        price index     inflation rate %        rate %         devaluation %
   ------------        -----------     ----------------        ------         -------------
       2003               432.34              (1.9)            (7.6)                6.1

        A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such devaluation also has the effect of decreasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

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

        In May 2004, we concluded a transaction with a group of investors that then owned 2,043,146 of our shares and warrants to purchase 2,944,651 shares at exercise prices of $1.75 and $2.25, according to which the group invested an additional $2 million in our company in the form of a five-year convertible debenture, convertible at $1.75 per share and warrants to purchase 480,000 ordinary shares at an exercise price of $1.75 per share, subject to anti dilution adjustments. See Item 7B. "Major Shareholders and Related Party Transactions - Major Shareholders - Related Party Transactions."

        In June 2004, we entered into an agreement with Plenus Technologies Ltd., or Plenus, a venture capital lender, under which we secured a two-year $3 million credit line from Plenus at a fixed interest rate of 6.5% per annum. The interest is payable quarterly on all amounts drawn under the credit line. We can prepay or cancel the credit line at any time. We pay a commitment fee of 1% per annum on the unutilized amount of the credit line. As collateral for the credit line we registered a first ranking floating charge on all our assets and a first ranking fixed charge on all our intellectual property. We undertook to issue to Plenus five-year warrants to purchase our ordinary shares in an amount equal to a percentage of the credit line divided by $3.00 per share, the exercise price of the warrants (subject to anti-dilution adjustments), as follows: 20% of the credit line if we terminate the credit line within the first year of its initiation; 23% of the credit line if we terminate the credit line within the second year of its initiation and we had not drawn any money from the credit line prior to termination; and 30% of the credit line if we terminate the credit line within the second year of its initiation and we had drawn money from the credit line prior to termination.

        As of December 31, 2003, we had $3.3 million in cash, cash equivalents, restricted cash, short term deposits and marketable securities as compared to $2.8 million in cash and cash equivalents at December 31, 2002. As of December 31, 2003, we had a bank line of credit of approximately $0.2 million, which is unused.

        As of December 31, 2003 we had $52,000 in long-term loans from United Mizrachi Bank Ltd. These loans bear interest ranging between 5% to 7.8%. Principal and interest are linked to the Israeli Consumer Price Index.

        Net cash provided by operating activities was $2.4 million in 2003 and $1.7 million in 2002. Net cash used in investing activities was $2.8 million in 2003 and $1.8 million in 2002, which funds were used primarily for software development costs. Net cash used in financing activities was $0.1 million in 2003 and $0.2 million in 2002.

        Our principal commitments consist of obligations outstanding under operating leases. Our capital expenditures were approximately $238,000 in 2003 and $199,000 in 2002. The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.

        We anticipate that our existing capital resources and the additional funds provided by the convertible debenture, once approved by the shareholders meeting, will be adequate to satisfy our working capital and capital expenditure requirements until June 30, 2005, but we may need to raise additional funds in the next twelve months in order to provide the capital necessary for our working capital and capital expenditure requirements.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation. We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases. Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2003, we employed 37 persons in research and development.

        We seek external resources for co-financing our development projects, mainly from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. The Office of the Chief Scientist participated in financing Attunity Connect, APTuser and the Hungarian version of Mancal 2000. Under the Israeli Law for the Encouragement of Industrial Research and Development, or the Research Law, research and development programs which meet specified criteria and are approved by the research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain of the project's expenditures, as determined by the research committee. In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from revenues derived from products (and ancillary services) incorporating technology developed within the framework of each such program or derived therefrom, up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, and with respect to grants received as of 1999, plus interest. The royalty rates applicable to our programs range from 3% to 5%. Our royalties expenses during the years 2001, 2002 and 2003 were $156,000, $232,000 and $479,000 respectively.

        The terms of the Israeli government participation generally requires that the manufacture of products developed under a program be performed in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside Israel, provided that the grant recipient pays royalties at an increased rate and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside Israel. As of April 1, 2003, the Research Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that the same is essential for the execution of the program. In such cases, the increased royalty and repayment amount will be required.

        The Research Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee of the Office of the Chief Scientist. We cannot assure you that such consent, if requested, will be granted. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel. No approval is required for the export of any products resulting from such research or development.

        The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The Research Law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research Law. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research Law.

        We have committed substantial financial resources to our research and development efforts. During 2001, 2002 and 2003, our research and development expenditures were $5.4 million, $3.0 million and $3.1 million, respectively. We did not receive any reimbursement from the Office of the Chief Scientist during the last three years. We capitalized computer software development costs of $1.8 million, $1.6 million and $1.6 million in 2001, 2002 and 2003, respectively. We believe that our investment in product development activities in 2004 will be consistent with our expenditures in 2003.

D.   TREND FINFORMATION

        We expect that our results will continue to be impacted by the continued decline in revenues from our legacy products and by increased sales and marketing expenditures while we attempt to gain market acceptance for our data integration products. As a result of an unpredictable business environment and long sales cycles we are unable to provide any guidance as to sales and profitability trends.

        As a result of unfavorable decision against us in our litigation with the various Special Situation Funds and a settlement we reached with the landlord of our former offices in Massachusetts, we incurred liabilities of $1.9 million in the years ended December 31, 2003 and 2002 with respect to these matters. In March 2004, we paid the Special Situation Funds $684,000 and in April 2004, we paid $825,000 to the landlord of our former offices in Massachusetts in full satisfaction of our lease commitment.

E.   OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.


  Contractual Obligations                      Payments due by Period
-----------------------------------  -------------------------------------------
                                                        less than
                                      Total    1 year   1-3 Years   3-5 Years
                                     ------    ------   ---------   ---------
Long-term debt obligations.......    $   93    $  41     $   52       $--
Capital (finance) lease obligations     108       61         67        --
Operating lease obligations (*)..     1,549      590        889        70
                            -         -----      ---        ---        --
Total............................    $1,750     $692     $1,008       $70
-------------------

(*) Does not include an operating lease obligation of $2,005 which was satisfied by the payment of $825 in early April 2004.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
        ------------------------------------------

A.   DIRECTORS AND SENIOR MANAGEMENT

        The following table lists the name, age, principal position and a biographical description of each of our executive officers and directors.

Name                              Age    Position with the Company
----                              ---    -------------------------
Shimon Alon .................      53    Chairman of the Board of Directors
Arie Gonen...................      58    Chief Executive Officer
Ofer Segev...................      45    Chief Financial Officer
Shlomo Baumgarten............      55    Vice President-Finance and Secretary

Name                              Age    Position with the Company
----                              ---    -------------------------
Dov Biran ...................      51    Director
Dan Falk.....................      59    Director*
Roni Ferber..................      61    Outside Director*
Anat Segal...................      37    Outside Director*
Ron Zuckerman................      47    Director
--------------------------

*Member of Audit Committee

        Messrs. Gonen, Biran and Falk will serve as directors until our 2004 annual general meeting of shareholders and until their successors are elected. Messrs. Alon and Zuckerman were appointed to our Board of Directors in May 2004 and will serve as directors until our 2004 annual general meeting of shareholders and until their successors are elected. Mr. Roni Ferber was designated an outside director by our board of directors in May 2001. According to regulations promulgated under the Israeli Companies Law, the board of directors of public companies like us, whose shares are traded outside Israel, is permitted to designate a director who was appointed prior to February 1, 2000 and who would otherwise qualify as an outside director, as an outside director. Mr. Roni Ferber will serve in such office pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2004 annual general meeting of shareholders. Thereafter, his office may be renewed for only one additional three-year term. Ms. Anat Segal was elected as an outside director in December 2002. Ms. Anat Segal will serve in such office pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2005 annual general meeting of shareholders. Thereafter, her office may be renewed for only one additional three-year term.

        Our articles of association provide for a Board of Directors of not fewer than three nor more than eleven members. The Board is currently composed of six directors. Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between an officer and our company.

        Shimon Alon was appointed Chairman of our Board of Directors in May 2004. From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by VERITAS Software Corp., or VERITAS, in June 2003, Mr. Alon serves as an executive advisor to VERITAS. Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

        Arie Gonen has served as a director since December 1988. Mr. Gonen served as the Chairman of our Board of Directors from October 31, 1988 until May 10, 2004. Mr. Gonen served as our Chief Executive Officer from October 31, 1988 until November 22, 2000. From September 1, 2002 through October 28, 2003, Mr. Gonen served as our Interim Chief Executive Officer. Since October 28, 2003, Mr. Gonen has served as our Chief Executive Officer. Prior to joining our company and from 1976, Mr. Gonen served as President of Milan Software

Industries (1976) Ltd., an Israeli software company. Mr. Gonen received a B.Sc. in Electrical Engineering and a M.Sc. in Computer Sciences from the Technion Israel Institute of Technology.

        Ofer Segev has been our Chief  Financial  Officer  since June 2003.
From January 2002 until June 2003 he served as the Chief Executive Officer of Teleknowledge Group Ltd., a private company in the billing and customer care field. From May 2001, he was the Chief Financial Officer of Teleknowledge Group Ltd. Prior to that, from May 2000 until April 2001, Mr. Segev was the Chief Financial Officer of Tundo Corp., a company in the VoIP field. Prior to that Mr. Segev was a partner at Kost Forer & Gabay, a predecessor to Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, where he led the high technology service group. Mr. Segev holds a B.A. degree in Economics and Accounting from Bar Ilan University in Israel and has studied at the Kellogg Graduate School of Management at Northwestern University.

        Shlomo Baumgarten has been our Vice President-Finance since October 1992. FromOctober 1992 until June 2003, Mr. Baumgarten served as our Chief Financial Officer, and previously he served as our Comptroller since our incorporation in October 1988. Mr. Baumgarten served as a director of our company from our inception until November 2000. Prior thereto and from 1983, he was the Comptroller of Milan. Mr. Baumgarten holds a B.A. degree in Economics and Auditing from Haifa University.

        Dr. Dov Biran was appointed as a director in December 2003. Dr. Biran has been a professor of computers and information systems at Northeastern University in Boston since September 2001. Prior thereto, Dr. Biran served as acting Chief Executive Officer, Chief Technology Officer and a director of our company from March 2000 through October 2001. Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. For over thirty years he has held various positions in the Information Technology, or IT, area, including founder and Chief Executive Officer of Optimal Technologies, a consulting IT firm, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and as an adjunct professor at Tel Aviv University.

        Dan Falk was appointed as a director in April 2002, and was designated as an outside director by our board of directors in May 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech, a maker of automated optical inspection and computer aided manufacturing systems. From 200 until 2003, Mr. Falk served as the chairman of the board of directors of Atara Technology Ventures and is a member of the boards of directors of Orbotech, Nice System Ltd, Orad Hi-Tec Systems Ltd., Netafim Ltd, Visionix Ltd., Ramdor Ltd., Medcon Ltd., Dor Chemicals Ltd, Poalim Ventures 1 Ltd, Clicksoftware Ltd., Rontech Ltd, Ormat Industries Ltd and Plastopil Ltd. He has an M.B.A. degree from the Hebrew University School of Business.
        Roni Ferber was appointed to the Board of Directors in October 1995 and was designated as an outside director by our Board of Directors in
 May 2001. Since 1992, Mr. Ferber has been self-employed as a business consultant. From 1967 until December 1992, Mr. Ferber was General
Manager and President of Nikuv Computers Ltd., a publicly-traded software company located in Israel. Mr. Ferber serves as a director of Comtech Ltd., a computer software company, traded on the Tel Aviv Stock Exchange, and Dmatek Ltd, a manufacturer and distributor of electronic tagging systems, traded on the London Stock Exchange. He has a B.A in Economics from the Hebrew University in Jerusalem, and an M.A. in Semitic Languages from the Tel Aviv University.

        Anat Segal was appointed as an outside director in December 2002. Since January 2000 Ms. Segal has acted as an independent advisor providing investment banking services and financial and strategic consulting to high-tech companies. Ms. Segal is also Managing Partner of Xenia Ventures, a high tech incubator based in Kiryat Gat, Israel. Prior to that and since 1998, she has served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., which was then an Israeli strategic affiliate of Hambrecht and Quist. From 1996 until 1998 she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 until 1996 Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. Ms. Segal also serves as a board member of Orad Ltd, a public company traded on London Stock Exchange, Prior-Tech Ltd traded on the Tel Aviv Stock Exchange and Marathon Ventures Ltd, traded on the Tel Aviv Stock Exchange. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.

        Ron Zuckerman was appointed a director in May 2004. Mr. Zuckerman founded Sapiens International Corporation and served as its Chief Executive Officer from 1995 until March 2000 and currently serves as the Chairman of its board of directors. Mr. Zuckerman served as Chairman of Precise Software Solutions Ltd. until it was acquired by VERITAS Software Corp. in June 2003.

        Robert J. Majteles, who served as a director from June 2002, resigned in October 2003.

        Pursuant to a certain Note and Warrant Purchase Agreement dated March 22, 2004 that we entered into with Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other investors represented by them, we agreed to provide the investors with the right to designate Messrs. Shimon Alon, Ron Zuckerman and Aki Ratner for election to our Board of Directors in 2004, thereafter to designate two members for election to our Board of Directors so long as they continue to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board of Directors so long as they continue to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants). Messrs. Shimon Alon and Ron Zuckerman began serving as directors in May 2004 and Mr. Aki Ratner will begin his term as a director in July, 2004. See Item 7B. "Major Shareholders and Related Party Transactions - Major Shareholders - Related Party Transactions."

B.   COMPENSATION

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2003:

                                                        Salaries, fees,
                                                        commissions and     Pension, retirement
                                                            bonuses         and similar benefits
                                                        ---------------     --------------------
All directors and executive officers
 as a group, consisting of 7 persons .............          $807,032              $95,596


        Non-employee directors received an annual fee of $33,000 and an attendance fee of $300 per meeting attended.

        As of December 31, 2003, our directors and executive officers as a group, then consisting of 7 persons, held options to purchase an aggregate of 1,531,499 ordinary shares, at an exercise price of $0.82-$7.875 per share, with vesting over three-year terms. Of such options, options to purchase 641,499 ordinary shares expire between 2005 and 2008. Such options were granted under our 1998 and 2001 Employee Stock Option Plans and our 2003 Israeli Stock Option Plan. See Item 6E. "Directors, Senior Management and Employee - Share Ownership
- Stock Option Plans."

C.   BOARD PRACTICES


Election of Directors

        Pursuant to our articles of association, all of our directors (except the outside directors as detailed below) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All our directors currently in office, except our outside directors, were elected by our shareholders at our annual meeting of shareholders of December 2003.

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

     o    control; and

     o    service as an officer holder.

        No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time an outside director is to be appointed, all current members of the Board of Directors are of the same gender, then the outside director must be of the other gender.

        Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting and voting on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        In addition, the Nasdaq National Market requires us to have at least two independent directors on our board of directors and to establish an audit committee. Under Nasdaq rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, we will be required in the future to have three independent directors on our audit committee. Messrs. Dan Falk and Roni Ferber and Ms. Segal qualify as independent directors under the Nasdaq Market requirements. Mr. Dan Falk and Ms. Segal qualify as outside directors under the Israeli Companies Law requirements.


Approval of Related Party Transactions Under Israeli Law

        The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under Item6A. "Directors, Senior Management and Employees -- Directors and Senior Management" above is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and, in certain cases, also our audit committee, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

        The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

        The Israeli Companies Law also provides that an extraordinary transaction between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity or the terms of compensation of a controlling shareholder, require the approval of the board of directors and of the shareholders. The shareholder approval for any such extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

        However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

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


Exculpation, Indemnification and Insurance of Directors and Officers

        The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association permit us to exculpate an officer to the maximum extent permitted by the Israeli Companies Law.

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him in his capacity as an office holder, for:

     o    a breach of his duty of care to us or to another person;

     o breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     o    a financial liability imposed upon him in favor of another person.

        Our articles of association provide that we may enter into a contract for the insurance of the liability, in whole in part, of any of its office holders, to the maximum extent permitted by the Israeli Companies Law.

        In addition, our articles of association provide that we may, with respect to an act performed in the capacity of an office holder, (i) undertake in advance to indemnify an office holder, provided that the undertaking shall be restricted to foreseeable events and up to a feasible amount, as determined by our board of directors; and (ii) indemnify an office holder retroactively; against:

     o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; and

     o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in a proceeding we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offense that does not require proof of criminal intent.

        These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

        Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if such office holder is a director, also by our shareholders.

        We have undertaken to indemnify our office holders to the fullest extent permitted by law. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million including legal costs incurred.


Directors' Service Contracts

        Mr. Gonen has served as a director since December 1988 and served as the Chairman of our Board of Directors from October 31, 1988 until May 10, 2004. Mr. Gonen served as our Chief Executive Officer from October 31, 1988 until October 1, 2000. From August 22, 2002 through October 28, 2003, Mr. Gonen assumed the position of Interim Chief Executive Officer. On October 28, 2003, our Board of Directors appointed Mr. Gonen as our Chief Executive Officer, in addition to his position at such time as Chairman of our Board of Directors, for a term not to exceed three years, such appointment was approved by our annual general meeting of shareholders in December 2003. In March 2003, we entered into a new Employment and Services Agreement with Mr. Gonen, effective as of September 1, 2002, under which Mr. Gonen agreed to serve as the Chairman of our Board of Directors and our Interim Chief Executive Officer and to act as a consultant for a period of three years after termination of his employment. During the term of his employment with our company, Mr. Gonen is entitled to a monthly gross salary of NIS 90,000, linked to the Israeli Consumer Price Index (approximately $20,500) and is entitled to a monthly consulting fee of $13,500 plus V.A.T. during the three-year, post-termination consulting period. Mr. Gonen's monthly gross salary during his employment term will be reduced by 20% as long as the 20% pay reduction for all our employees remains in force. Currently, Gonen's monthly salary (as well as all of our employees salaries) is subject to a 14.4%. reduction. During his employment term, Mr. Gonen is entitled to the use of a company car, full reimbursement for his home telephone expenses, reimbursement for all-reasonable entertainment and living expenses both in Israel and abroad, managers insurance, and education fund and we granted Mr. Gonen options to purchase 400,000 of our ordinary shares at a price of $1.75 per share. In addition, we agreed to pay Mr. Gonen the following bonuses: (i) 9% of all license and maintenance revenues received by us between January 1, 2003 and December 31, 2007 from international distributors that our Board of Directors assigned Mr. Gonen to appoint, provided that this yearly bonus would not exceed the lower of (a) 5% of our yearly net profit, excluding any impairment of intangible assets, and (b) $100,000 per year; (ii) 16% of revenues received from Oracle in 2003 and 6% of revenues received from Oracle in 2004; (iii) three-year warrants to purchase up to 7% of the amount of shares issued in any fund-raising transaction to investors introduced by Mr. Gonen; (iv) up to 7% of the proceeds of an acquisition transaction that our Board of Directors assigned Mr. Gonen to manage; and (v) additional yearly bonuses at the discretion of our Board of Directors of up to $100,000. The agreement also contains non-competition and confidentiality provisions. Following termination of his employment by us, except for cause, Mr. Gonen will be entitled to a severance payment that is calculated at two times his last gross salary multiplied by the number of years since October 1, 1987, less the amount accumulated in the severance component of his manager's insurance maintained by us for him which will be transferred to his name.

        In connection with the appointment of Mr. Gonen as our Chief Executive Officer as well as Chairman of our Board of Directors in October 2003, Mr. Gonen's Employment and Service Agreement was amended, as approved by the annual general meeting of shareholders in December 2003, pursuant to which we granted Mr. Gonen an additional 600,000 options to purchase our ordinary shares at an exercise price of $1.92 per share, with vesting conditioned on his spending at least two-thirds of his time in the United States during 2004.

        In April 2004, in connection with a private placement of our securities (see Item 7B. "Major Shareholders and Related Party Transactions - Related Party Transactions"), our shareholders approved a new Employment and Services Agreement with Mr. Gonen, which amended and restated the then existing Employment and Services Agreement (as amended), effective as of January 1, 2004. The new Employment and Services Agreement reflects the terms of the previous agreement, and in addition we have the right under the new agreement to change Mr. Gonen's position as Chief Executive Officer while continuing his employment with us, and such change of position will not constitute termination of his employment. In the event that Mr. Gonen's employment with us is terminated due to the failure of our company to achieve the financial milestones agreed upon from time to time by him and our Board of Directors, we will have the right to terminate his employment and pay Mr. Gonen a one-time, lump-sum payment of $250,000 instead of the monthly consulting fee to which he is entitled during the three-year consulting period. It was further agreed that Mr. Gonen's options to purchase 600,000 of our ordinary shares will vest only in the event of a change of control transaction. The grant of the option to purchase 600,000 ordinary shares is conditioned on his spending at least two-thirds of his time in the United States from January 24, 2004 and until January 23, 2005. Mr. Gonen will retain the 600,000 options, subject to vesting upon a change in control transaction, in the event that: (i) his employment is terminated by us, except for justifiable cause; (ii) he stops serving as our Chief Executive Officer at our Board of Director's request; or (iii) is requested by our Board of Directors not to spend 66% of his time in the United States during the period mentioned above. Additionally, we agreed that in the event our company is acquired in a merger or acquisition transaction, Mr. Gonen will be entitled to a fee of up to 7% of the total value of the consideration paid to our company in such a transaction, the exact percentage to be determined by our Board of Directors; however, the percentage will be no less than 3% in the event that the closing of the transaction occurs on or before December 31, 2004; 2% if the closing of the transaction occurs at any time between January 1, 2005 and December 31, 2005 and 1% if the closing of the transaction occurs at any time between January 1, 2006 and December 31, 2007. Thereafter, Mr. Gonen will not be entitled to any fee in connection with or relating to an acquisition transaction.

        In April 2004, one of our shareholders wrote a letter to our Audit Committee asking that it investigate whether certain compensation provisions of the employment agreement entered into by our company and Mr. Gonen in March 2003 were validly and duly authorized. At our Meeting of Shareholders held on April 22, 2004, the same shareholder reiterated his request.

Our Board of Directors resolved, pursuant to the recommendation of our Audit Committee, to establish a special fact finding committee to investigate the allegations and other matters relating to Mr. Gonen's compensation. Our Board of Directors is currently assessing the matter.


Audit Committee

        Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

        Our audit committee consists of three board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, Nasdaq and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Anat Segal and Messrs. Dan Falk and Roni Ferber. The audit committee meets at least once each quarter.

        The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.


Internal Audit

        The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of a company's conduct with applicable law and orderly business practice. Yossi Genossar serves as our internal auditor.

D.   EMPLOYEES

        On December 31, 2003, we employed 153 persons, comprised of 44 persons in research and development, 9 persons in product and customer support, 53 persons in software services, 30 persons in marketing and sales and 17 persons in general administration and management. As of December 31, 2003, we had 117 employees in Europe, the Middle East and Africa, 22 employees in the United States and 14 employees located in other countries.

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

        On December 31, 2001, we employed 225 persons, comprised of 63 persons in research and development, 17 persons in product and customer support, 61 persons in software services, 51 persons in marketing and sales and 33 persons in general administration and management. As of December 31, 2001, we had 160 employees in Europe, the Middle East and Africa, 50 employees in the United States and 15 employees located in other countries. Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

        Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. In 2003, payments to the National Insurance Institute amounted to approximately 16.3% of wages (up to a maximum amount), of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

E.   SHARE OWNERSHIP


Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of May 18, 2004 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

                                        Number of Ordinary      Percentage of
                                              Shares             Outstanding
                                        Beneficially Owned     Ordinary Shares
                                               (1)                   (2)
                                        ---------------------- ---------------
Shimon Alon .....................          1,367,845 (3,4,5,6)       8.5%
Arie Gonen ......................          1,383,333                 9.0%
Ofer Segev.......................             95,000 (7)              *
Shlomo Baumgarten................            156,500 (7,8)           1%
Dov Biran........................            863,720                 5.7%
Dan Falk.........................              3,333 (7)              *

Roni Ferber......................             31,666 (7,9)            *
Anat Segal.......................              3,333 (7)              *
Ron Zuckerman....................          1,367,845 (3,4,5,6)       8.5%

----------------
 *     Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 15,221,538 ordinary shares issued and outstanding as of May 18, 2004.

(3) Includes 441,698 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share.

(4) Includes 147,232 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share.

(5) Includes 160,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share.

(6) Includes 210,286 ordinary shares issuable upon the conversion of five years convertible debentures, at a conversion price of $1.75 per ordinary share.

(7)  These ordinary shares are subject to currently exercisable options.

(8) Includes 156,500 ordinary shares subject to currently exercisable options granted under our stock option plan, at exercise prices between $1.05 - $7.875 per share. Such options expire between December 2006 and December 2008.

(9) Includes 28,332 ordinary shares subject to currently exercisable options granted under our stock option plan, at exercise prices between $1.05-$7.875 per share. Such options expire between December 2005 and December 2007.


Stock Option Plans

1994 Stock Option Plan and 1998 Stock Option Plan

        Under our 1994 Stock Option Plan, or the 1994 Plan, and our 1998 Stock Option Plan, or the 1998 Plan, incentive stock options, or ISOs, as defined in
Section 422 of the United States Internal Revenue Code of 1986, as amended, may be granted to our officers and employees or to employee of any of our subsidiaries, and options which do not qualify as ISOs or non-qualified options, may be granted to our employees, officers and directors or to employees of any of our subsidiaries. An aggregate of 2,500,000 ordinary shares are reserved for issuance under the 1994 Plan and 1998 Plan. Ordinary shares underlying any options which are cancelled or not exercised become available for future grants. The 1994 Plan and 1998 Plan will terminate in 2004 and 2008, respectively, unless previously terminated by the Board of Directors.

        The 1994 Plan and 1998 Plan are currently administered by our Board of Directors, which in the future may delegate such administration to a committee of directors. The Board or such committee, if appointed, has the authority to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option, the time or times at which options will be granted or exercised, and the other terms and provisions of the options. The exercise price of an ISO granted under such plans may not be less than 100% (110% in the case of a 10% shareholder) and the exercise price of a non-qualified option may not be less than 75% of the fair market value (as defined in the plan) of our ordinary shares on the date of the grant.

        It is intended that each option granted under the 1994 Plan and 1998 Plan will be exercisable in installments during the option term and shall not be transferable by the optionee other than by will or by the laws of descent and distribution. Options granted under such plans will terminate at such time (not to exceed ten years from the date of grant) and under such circumstances as the Board or Option Committee determines, generally not later than three months after a termination of employment, or one year in the event of termination by reason of the optionee's death or disability.

        No options were granted under the 1994 Plan in 2003, and 400,916 ordinary shares remained available for future grant under the 1994 Plan at December 31, 2003.

        Options for the purchase of 55,000 ordinary shares, having exercise prices ranging between $2.25 to $7.75 per share, were granted under the 1998 Plan in 2003 and at December 31, 2003 options for the purchase of 216,770 ordinary shares were available for future grants under such plan.

        Of the outstanding options to purchase a total 1,545,454 ordinary shares under the 1994 Plan and the 1998 Plan, options for the purchase of 45,800 ordinary shares will expire in 2004, options for the purchase of 49,000 ordinary shares will expire in 2005 and the remaining options to purchase 1,450,654 ordinary shares will expire thereafter.

        No ordinary shares were issued in 2003 upon exercise of options previously granted under the 1994 Plan and 1998 Plan, and no options were exercised by our officers and directors in 2003 under such plans.

2001 Stock Option Plan

        In 2001 we adopted our 2001 Employee Stock Option Plan, or the 2001 Plan, which authorized the grant of options to purchase up to 1,000,000 ordinary shares. In 2003, the 2001 Plan was amended such that the number of ordinary shares issuable under the 2001 Plan was increased by 1,000,000 ordinary shares, subsequent to which up to 2,000,000 ordinary shares are issuable under the 2001 Plan. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2001 Plan. Awards under the 2001 Plan may be granted in the forms of incentive stock options as provided in
Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2001 Plan has a term of ten (10) years and will terminate in 2011. No award of options may be made after such date.

        The 2001 Plan is currently administered by our Board of Directors, which in the future may delegate such administration to a committee of directors. Subject to the provisions of the 2001 Plan and applicable law, the Board of Directors or the committee (if appointed) has the authority, to determine, among other things to whom options may be granted; the number of ordinary shares to which an option may relate; the exercise price for each share; the vesting period of the option and the terms, conditions and restrictions thereof; to construe and interpret the 2001 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

        The exercise price of an ISO granted under the plans may not be less than 100% (110% in the case of a 10% shareholder) and the exercise price of a non-qualified option may not be less than 100% of the fair market value (as defined in the plan) of our ordinary shares on the date of the grant.

        As of December 31, 2003, options to purchase 1,907,500 ordinary shares had been granted under the 2001 Plan, having exercise prices ranging between $0.82 - $1.92 per share. Such outstanding options will expire after 2005.

        In 2003, options to purchase 890,000 ordinary shares were granted under the 2001 Plan to our officers and directors.

        As of December 31, 2003, our executive officers and directors as a group, consisting of 7 persons, held options to purchase 1,320,000 ordinary shares under the 2001 Plan, exercisable at an average exercise price of $1.67 per share.

2003 Israeli Stock Option Plan

        As of January 1, 2003, Section 102 of the Israeli Income Tax Ordinance [New Version] - 1961, or Section 102, which applies to stock option plans, was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102. Since our then existing stock option plans do not comply with the amended
Section 102, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which options may be granted to employees employed by us or by our affiliates. Under the 2003 Plan options to purchase up to 1,500,000 ordinary shares may be granted; however, this will not increase the total number of shares available for option grants, but will allow us to roll over shares available for grant under our 1994 Plan, 1998 Plan and 2001 Plan into the 2003 Plan according to a resolution of our Board of Directors from time to time.

        Options to Israeli employees, directors and officers, other than controlling shareholders (as such term is defined in the Israeli Income Tax Ordinance), under the 2003 Plan may only be granted under Section 102. Under the amended Section 102, we may designate options granted pursuant to Section 102 as "Approved 102 Options" or "Unapproved 102 Options." An Approved 102 Option may be classified as either a capital gains option or an ordinary income option. We elected to initially grant options pursuant to Section 102 as Approved 102 Options, under the capital gains tax route. Such election is effective as of the first date of grant of such capital gain options under the 2003 Plan and shall remain in effect at least until the lapse of one year following the end of the tax year during which we first granted capital gain options. All Approved 102 Options (or the ordinary shares issued upon exercise thereof) must be held in trust by a trustee for the requisite holding period under the amended Section 102 in order to benefit from the certain tax advantages. We may also grant Unapproved 102 Options, which do not have any tax benefit and are not held by a trustee. Options granted under Section 102 are taxed on the date of sale of the exercised ordinary shares and/or the date of the release of the options or such exercised ordinary shares from the trust.

        The 2003 Plan is currently administered by our Board of Directors, which may delegate such administration to a committee of directors. Subject to the 2003 Plan and applicable law, the Board of Directors or the committee (if appointed) has the authority to determine, among other things to whom options may be granted; the time and the extent to which the options may be exercised, the fair market value of the shares and the exercise price of shares covered by each option (based on the fair market value); to designate the type of options; to make an election as to the type of Approved 102 option; interpret the 2003 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

        Options granted under the 2003 Plan are not assignable or transferable by the optionee, except as specifically allowed under the 2003 Plan, and during the lifetime may only be exercised by the optionee. Such options may be exercised as long as the optionee is employed by, or providing services to, us or any of our affiliates, to the extent the options have vested.

        As of December 31, 2003, options to purchase 1,481,500 ordinary shares had been granted under the 2003 Plan, having an exercise price of $1.42 per share. Such outstanding options will expire in December 2009.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
        -------------------------------------------------

A.   MAJOR SHAREHOLDERS

        The following table sets forth certain information as of May 18, 2004 regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

                                                           Number of Ordinary      Percentage of
                                                                 Shares             Outstanding
                                                         Beneficially Owned (1)   Ordinary Shares (2)
                                                         ----------------------   -------------------
Arie Gonen.....................................               1,383,333 (3)             9.0%
Dov Biran......................................                 863,720                 5.7%
Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman
  and other investors represented by them .....               6,130,654 (4,5,6,7)      31.8%
Total..........................................               8,377,707 (8)            43.1%
-------------

                                       47

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 15,221,538 shares issued and outstanding as of May 18,, 2004.

(3) Includes 133,333 ordinary shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Such options will expire on September 30, 2009.

(4) Includes 2,208,489 ordinary shares currently issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per share.

(5) Includes 736,162 ordinary shares currently issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per share.

(6) Includes 1,142,857 ordinary shares issuable upon the conversion of five years convertible debentures, convertible at a conversion price of $1.75 per share.

(7) Under a certain Stockholders Agreement dated December 23, 2003, as amended in February 2004, by and among Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner, and other investors represented by them, among other things, Messrs. Alon, Zuckerman and Ratner (i) were granted, in any combination of two signatures of such persons, joint sole discretionary authority over the disposition of the ordinary shares, the exercise of the warrants and the conversion of the convertible promissory notes, which were purchased by or issued to such group of investors pursuant to or in connection with a certain Purchase Agreement dated December 23, 2003, and the disposition of the shares underlying such warrants and convertible promissory notes; and
     (ii) were appointed, in any combination of two signatures of such persons, as the group's powers of attorney, acting jointly, with sole discretionary power to exercise the voting rights of each of the securities acquired pursuant to the Purchase Agreement. See Item 7B. "Major Shareholders and Related Party Transactions - Major Shareholders - Related Party Transactions."

(8)  See Footnotes (3) - (7).

Significant Changes in the Ownership of Major Shareholders.

        On December 30, 2003, Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other investors represented by them purchased from the Special Situations Funds their entire holding of 2,043,146 of our ordinary shares, Series A Warrants to purchase 2,208,489 of our ordinary shares and Series B Warrants to purchase 736,162 of our ordinary shares. On April 24, 2004, at an extraordinary general meeting of shareholders, the shareholders resolved to reduce the exercise price of the Series B Warrants from $2.25 to $2.00. See Item 7B. "Major Shareholders and Related Party Transactions - Major Shareholders - Related Party Transactions."

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        At June 23, 2004, there were 55 holders of record of our ordinary shares, of which 38 record holders holding approximately 85.38% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. Because these holders of record include banks, brokers and nominees, the beneficial owners of these ordinary shares may include persons who reside outside the United States. On April 22, 2004, we had approximately 1,405 beneficial holders of our ordinary shares, we do not believe this number has materially changed.

B.   RELATED PARTY TRANSACTIONS

        On December 30, 2003, Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other investors represented by them purchased from the Special Situations Funds their entire holding of 2,043,146 of our ordinary shares, Series A Warrants to purchase 2,208,489 of our ordinary shares and Series B Warrants to purchase 736,162 of our ordinary shares. On the same date of their transaction with the Special Situations Funds, we granted such group a 30-day option to invest $2 million in our company in the form of five-year convertible promissory notes, convertible at $1.75 per share, and warrants to purchase 450,000 of our ordinary shares at an exercise price of $1.75 per share. On January 29, 2004 we granted the group a seven-day extension to exercise such option and on February 5, 2004 the group elected to exercise such option. Accordingly, on March 22, 2004 we entered into a Note and Warrant Purchase Agreement with such group, pursuant to which we issued the group convertible promissory notes in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share. In April 2004, all such transactions were approved by our shareholders. The notes and unpaid accrued interest thereon will be due and payable five years after issuance, subject to early repayment in the event of default by us of our obligations under the notes. In addition, we agreed to issue to certain members of the group warrants to purchase an aggregate of 480,000 of our ordinary shares at an exercise price of $1.75 per share, expiring three years after their issuance. The convertible promissory notes and the warrants contain anti-dilution provisions. In addition, the exercise price of the Series B Warrants purchased by the group was reduced to $2.00 per share, and the term of the Series A and Series B Warrants held by them was extended for one additional year, to October 24, 2006. Under the agreement the group have the right to designate Messrs. Shimon Alon, Ron Zuckerman and Aki Ratner for election to our Board of Directors in 2004, thereafter to designate two members for election to our Board of Directors so long as they continue to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board of Directors so long as they continue to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants). Under the agreement the group have a pre-emptive right, so long as they hold at least 2% of our issued and outstanding shares, to participate in certain future financings. The consent of a majority of the promissory notes is required for any action that authorizes, creates, reclassifies or issues any debt or equity security having preference senior to or on parity with the promissory notes. We also undertook to register the shares issuable upon conversion of the notes and exercise of the warrants under the Securities Act of 1933 and to maintain a registration statement in effect in order to allow the purchasers to freely sell these shares.

        In connection with the transactions contemplated by our March 22, 2004 note and warrant purchase agreement, our shareholders approved a new employment and services agreement with Mr. Gonen, which, effective as of January 1, 2004, amended and restated his existing employment and services agreement. See Item 6C. "Directors, Senior Management and Employees - Board Practices - Directors' Service Contracts."

C.   INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION
        ---------------------

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

        In November 2002, four Special Situations Funds, or SSF, that invested in our company in our October 2001 private placement, filed a complaint against us alleging that we had breached the Registration Rights Agreement relating to their investment in our company. SSF sought to collect liquidation damages of approximately $603,000, plus unspecified actual damages allegedly due as a result of a delay in the declaration of the effective date of the registration statement covering the shares purchased by SSF, as provided for under the Registration Rights Agreement. On March 28, 2003, the court ruled in favor of SSF and awarded SSF liquidation damages in the amount of $ 603,000, plus interest from the date on which the complaint was filed. We appealed the courts decision and in January 2004, an appellate court affirmed the lower courts decision and rejected our appeal. In 2002, we recorded a one-time charge in the amount of $ 810,000 and an additional $365,000 in 2003 relating to the outcome of the lawsuit and its related expenses. The charge was included in restructuring and other non-recurring charges in our statement of operations.

        During 2002, our U.S. subsidiary ceased to use its former leased facilities prior to the end of the term of the lease, which was to expire in September 2005. In 2003, the owner of the premises filed an action against us for non-payment of the lease fees for 2003. In April 2004, we paid $825,000 to settle the dispute with the owner.

 Dividend Distribution Policy

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

        According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, as evidenced by financial statements prepared no more than six months prior to the date of distribution. In the event cash dividends are declared, such dividends will be paid in NIS.

B.   SIGNIFICANT CHANGES

        In May 2004, we announced that Mr. Shimon Alon was appointed Chairman of our Board of Directors and that Messrs. Aki Ratner and Ron Zuckerman were appointed directors of our company. Mr. Aki Ratner will begin his term as a director in July 2004.

        In June 2004, we entered into an agreement with Plenus Technologies Ltd., or Plenus, under which we secured a two-year $3 million credit line from Plenus at a fixed interest rate of 6.5% per annum. We undertook to issue to Plenus five-year warrants to purchase our ordinary shares in an amount equal to a percentage of the credit line divided by $3.00 per share, the exercise price of the warrants (subject to anti-dilution adjustments), as follows: 20% of the credit line if we terminate the credit line within the first year of its initiation; 23% of the credit line if we terminate the credit line within the second year of its initiation and we had not drawn any money from the credit line prior to termination; and 30% of the credit line if we terminate the credit line within the second year of its initiation and we had drawn money from the credit line prior to termination. See Item 5B. "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

ITEM 9. THE OFFER AND LISTING
        ---------------------

A.   OFFER AND LISTING DETAILS


Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

Year                                          High               Low
----                                          ----               ---
1999..................................       $16.375           $6.75
2000..................................       $37.50            $3.3125

2001..................................       $5.50             $0.75
2002..................................       $2.12             $0.50
2003..................................       $2.22             $0.80

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

                                             High              Low
                                             ----              ---
2002
----
First Quarter.........................      $1.55             $0.72
Second Quarter........................      $1.94             $0.90
Third Quarter.........................      $2.12             $0.90
Fourth Quarter........................      $1.34             $0.50

2003
----
First Quarter.........................      $1.05             $0.80
Second Quarter........................      $1.59             $0.90
Third Quarter.........................      $1.48             $1.00
Fourth Quarter........................      $2.22             $1.05

Monthly Stock Information

        The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market:

Month                                          High               Low
------                                         ----               ---
December 2003........................          $2.22             $1.21
January 2004.........................          $3.62             $2.08
February 2004........................          $3.34             $2.53
March 2004...........................          $3.44             $2.60
April 2004...........................          $3.36             $2.62
May 2004.............................          $2.88             $2.33

B.   PLAN OF DISTRIBUTION

        Not applicable.

C.   MARKETS

        Our ordinary shares have traded on the Nasdaq National Market since our initial public offering on December 17, 1992. On October 27, 2000, our name was changed to Attunity Ltd and our Nasdaq symbol changed to ATTU.

D.   SELLING SHAREHOLDERS

        Not applicable.

E.   DILUTION

        Not applicable.

F.   EXPENSE OF THE ISSUE

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION
         ----------------------

A.   SHARE CAPITAL

        Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION


Purposes and Objects of the Company

        We are a public company registered under the Israel Companies Law, 1999-5759, or the Israeli Companies Law, as Attunity Ltd., registration number 52-003801-9. Our objects and purposes, as provided by our articles of association, are to carry on any lawful activity.


The Powers of the Directors

        Under the provisions of the Israeli Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See Item 6C. "Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions Under Israeli Law."

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

        The rights attached to our ordinary shares are as follows:

        Dividend rights. Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively. Unless not otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of profits legally available for distribution, in accordance with the provisions of the Israeli Companies Law. See Item 8A. "Financial Information - Consolidated and Other Financial Information - Dividend Distribution." If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

        Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

        Rights to share in profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. "Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Dividend Rights."

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

        Liability to capital calls by the company. Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the unpaid amount of the par value of the shares held by them.

        Limitations on any existing or prospective major shareholder. See "Item 6C. Directors and Senior Management - Board Practices - Approval of Related Party Transactions Under Israeli Law."

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

        Under our articles of association, unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

Annual and Extraordinary Meetings

        The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. In accordance with our articles of association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least ten (10) days and not more than sixty (60) days notice of any general meeting of shareholders shall be given. An extraordinary meeting may be convened by the board of directors, as it decides, or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of the shares and 1% of the voting rights, or one or more shareholders holding in the aggregate at least 5% of the voting rights in the company. See Item 10B. "Additional Information -- Memorandum and Articles of Association -- Rights Attached to Shares-Voting Rights."

Limitations on the Rights to Own Securities in Our Company

        Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.


Provisions Restricting Change in Control of Our Company

        The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards' confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. The approval of a merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.

        The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Israeli Companies Law provide that the Israeli Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

        Under the Israeli Companies Law, a person may not purchase shares of a public company if, following the acquisition, the purchaser would hold more than 90% of such company's shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the company's shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company's shares or a particular class of shares, the ownership of the remaining shares will be transferred to such purchaser, However, if the entire tender offer has not been accepted, the purchaser may not purchase, from those offerees who accepted the offer, shares that will grant the purchaser ownership of more than 90% of the shares or class of shares of the company, as applicable.

Disclosure of Shareholders Ownership

        The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership. The Companies Law requires us to notify the identity and shareholding of all registered shareholders to the Israeli Registrar of Companies.

Changes in Our Capital

        Changes in our capital are subject to the approval of the shareholders by a majority of the votes of shareholders present by person or by proxy and voting in the shareholders meeting.

C.   MATERIAL CONTRACTS

        On March 22, 2004, we entered into a Note and Warrant Purchase Agreement with Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other investors represented by them, pursuant to which we issued the group convertible promissory notes in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share. The notes and unpaid accrued interest thereon will be due and payable five years after issuance, subject to early repayment in the event of default by us of our obligations under the notes. In addition, we agreed to issue to certain members of the group warrants to purchase an aggregate of 480,000 of our ordinary shares at an exercise price of $1.75 per share, expiring three years after their issuance. The conversion price of the notes and the exercise price of the warrants are subject to anti-dilution adjustments. See Item 7B. "Major Shareholders and Related Party Transactions - Major Shareholders - Related Party Transactions."

        On June 3, 2004, we entered into an agreement with Plenus Technologies Ltd., or Plenus, a venture capital lender, under which we secured a two-year $3 million credit line from Plenus, at a fixed interest rate of 6.5% per annum. See
Item 5B. "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

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

E.   TAXATION

Israeli Tax Consequences

        The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us and our shareholders. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons than own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

     o Introduction of controlled foreign corporation, or CFC, rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

     o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares. See, "Capital Gains Tax " below.

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

        Our production facilities and those of our subsidiary Attunity Services have been granted "Approved Enterprise" status under the Investment Law.

        In June 2000, we filed an application for a fourth investment program which has not been approved, and the other three investment programs, which were approved in February 1993, November 1993 and February 1998, will expire in February 2005, October 2009 and February 2010, respectively. As of December 31, 2003, the investments under the June 2000 investment program remain in progress and have not been completed.

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

        Attunity Services has been granted status as an "Approved Enterprise" for two separate investment programs from 1991 and 1993 whereby it has elected to receive government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval. In 1993, Attunity Services received approval for an expansion of the aforementioned programs whereby it has elected to enjoy "alternative benefits" - and, accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of ten years commencing with the year it first earns taxable income. As of December 31, 2002, Attunity Services has not received final approvals for such programs.

        If these retained tax-exempt profits are distributed in a manner other than in our complete liquidation they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise." As of December 31, 2003, our accumulated deficit does not include tax-exempt profits earned by our and Attunity Services's "Approved Enterprises."

        Since we currently have no taxable income, the benefits have not yet commenced for all programs. Should we or Attunity Services derive income from sources other than the "Approved

Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate of 36%.

        The tax benefits discussed above are conditioned upon fulfillment of the requirements stipulated by the aforementioned law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event that we fail to comply with these conditions, the tax benefits could be canceled, in whole or in part, and we would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. We believe that we have been in full compliance with the aforementioned conditions through December 31, 2003.

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


        Capital Gains Tax

        Israeli law imposes a capital gains tax on the sale of capital assets located in Israel, including shares of Israeli companies by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as they were quoted on Nasdaq or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and we qualified as an Industrial Company or an Industrial Holding Company.

        Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange, or TASE, or; (ii) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as Nasdaq).

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


        Taxation of Non-Residents

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds over 10% of our voting power, and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%, however this reduced rate will not apply if more than 25% of the Israeli company's gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or 50% or more of the outstanding shares of the voting stock of which is owned by the Israeli company.

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

United States Federal Income Tax Consequences

        The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

     o    broker-dealers;

     o    financial institutions;

     o    certain insurance companies;

     o    regulated investment companies;

     o    investors liable for alternative minimum tax;

     o    tax-exempt organizations;

     o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar;

     o persons who hold the ordinary shares through partnerships or other pass-through entities;

     o persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

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


        Taxation of Dividends

        The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see below in this Item 10E. "Additional Information - Taxation - New Tax Law Applicable to Dividends and Long-Term Capital Gain"). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See below in this Item 10E. "Additional Information - Taxation - Disposition of Ordinary Shares" for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

        Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate under the recently enacted amendments to the Code, see discussion below. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.


        Disposition of Ordinary Shares

        If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S. source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

        An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.


        New Tax Law Applicable to Dividends and Long-Term Capital Gain

        Under recently enacted amendments to the Code, dividends received by non-corporate tax payers from certain foreign corporations, and long-term capital gain realized by non-corporate tax payers, generally are subject to a reduced maximum tax rate of 15% through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15% rate. The rate reduction does not apply to dividends received from passive foreign investment companies (see discussion below), or in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.


        Passive Foreign Investment Companies

        For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

        If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate, discussed above, and:

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

        Alternatively, if the ordinary shares are considered "marketable stock" and if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

        Backup Withholding and Information Reporting

        Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

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

        As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

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

        The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Einstein Building, Tirat Carmel, Haifa 39101, Israel.

I.   SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS
         ----------------------------------------------------------

        We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short term deposits, and foreign currency fluctuations. We do not use derivative financial instruments

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents. Our cash and cash equivalents are held in U.S. dollars and bear annual interest of 0.85% which is based upon the London Inter Bank Offered Rate (LIBOR). We place our cash and cash equivalents with major financial banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would not be substantial.

Foreign Currency Exchange Risk

        Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Africa, and Asia Pacific. As a result, these sales and related expenses are denominated in currencies other than the U.S. dollar. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
         ------------------------------------------------------

        Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
         -----------------------------------------------

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          ----------------------------------------------------------------------

        Not applicable.


ITEM 15. CONTROLS AND PROCEDURES
         -----------------------

        During 2003, we carried out an evaluation, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our company's disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

        There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation.

        It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          --------------------------------

        Our board of directors has determined that Dan Falk meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B. CODE OF ETHICS
          --------------

        We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at www.attunity.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.  Principal Accounting Fees And Services

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

                                                  Year Ended December 31,
                                    -------------------------------------------------------
                                               2002                         2003
                                    --------------------------  ---------------------------
          Services Rendered             Fees       Percentages      Fees        Percentages
        ---------------------       ---------      -----------  ---------       -----------
        Audit (1)............       $ 110,248            86%    $ 158,281            83%
        Audit-related (2)....          10,950             8%       14,560             9%
        Tax (3)..............           7,369             6%       18,580             8%
        Other ...............              --             --           --             --
        Total ...............       $ 128,567           100%    $ 191,421           100%

 --------------

(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3) Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

Pre-Approval Policies and Procedures

        Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost, Forer, Gabbay & Kasierer, a Member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE
           ---------------------------------------------------------------------

        Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS
           ---------------------------------------------------------------------

Issuer Purchase of Equity Securities

        Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during 2003.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS
         --------------------

        The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS
         --------------------

        Consolidated Financial Statements.

        Index to Financial Statements.....................................F-1

        Report of Independent Auditors....................................F-2

        Consolidated Balance Sheets.......................................F-3

        Consolidated Statements of Operations.............................F-5

        Statements of Changes in Shareholders' Equity.....................F-6

        Consolidated Statements of Cash Flows.............................F-7

        Notes to Consolidated Financial Statements........................F-9


ITEM 19. EXHIBITS
         --------

        Index to Exhibits

          Exhibit     Description
          -------     -----------

             1.1      Memorandum of Association of the Registrant (1)
             1.2      Articles of Association of the Registrant, as amended (2)
             2.1      Specimen of Ordinary Share Certificate (1)

             4.7      1992 Employee Stock Option Plan (1)
             4.8      1994 Employee Stock Option Plan
             4.9      1998 Employee Stock Option Plan
            4.10      2003 Israeli Stock Option Plan
            4.11      Note and Warrant Purchase Agreement dated March 22, 2004
                      among the Registrant and the purchasers listed on Exhibit
                      A thereto, and ancillary documents (3)
            4.12      Employment and Services Agreement among the Registrant and
                      Mr. Gonen, effective as of January 1, 2004
            4.13      Loan Agreement dated June 3, 2004 among the Registrant and
                      Plenus Technologies Ltd., or Plenus; Warrant to purchase
                      Ordinary Shares issued by the Registrant to Plenus;
                      Floating Charge Agreement dated June 3, 2004 among the
                      Registrant, Plenus, Golden Gate Bridge Fund (Israel), or
                      Golden Gate, and United Mizrachi Bank, Ltd., or Mizrachi
                      Bank; and Fixed Charge Agreement dated June 3, 2004 among
                      the Registrant and Plenus, Golden Gate and Mizrachi Bank
            4.14      Form of Warrant issued to Gaus Investments Ltd. and R.4.B
                      Ltd.
             8        List of Subsidiaries of the Registrant
            23.1      Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst
                      & Young Global
            31.1      Certification of Chief Executive Officer pursuant to Rule
                      13a-14(a) and Rule 15d-14(a) of the Securities Exchange
                      Act, as amended
            31.2      Certification of Chief Financial Officer pursuant to Rule
                      13a-14(a) and Rule 15d-14(a) of the Securities Exchange
                      Act, as amended
            32.1      Certification of Chief Executive Officer pursuant to 18
                      U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
            32.2      Certification of Chief Financial Officer pursuant to 18
                      U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
----------------
(1) Filed as an exhibit to the Registrant's Registration Statement on Form F-1, registration number 33-54020, and incorporated herein by reference.
(2) Filed as an exhibit to the Registrant's annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.
(3) Filed as an exhibit to the Registrant's Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on March 25, 204, and incorporated herein by reference.

                       ATTUNITY LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


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

Consolidated Balance Sheets                                        F-3 - F-4

Consolidated Statements of Operations                                 F-5

Statements of Changes in Shareholders' Equity                         F-6

Consolidated Statements of Cash Flows                              F-7 - F-8

Notes to Consolidated Financial Statements                        F-9 - F-34



                                 - - - - - - - -

ERNST & YOUNG



                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                                  ATTUNITY LTD.


     We have audited the accompanying consolidated balance sheets of Attunity Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in United States.

     As discussed in Note 2j to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142 in 2002.



                                             /s/Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel                               KOST FORER GABBAY & KASIERER
March 11, 2004                               A Member of Ernst & Young Global

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                December 31,
                                                                        -----------------------------
                                                                             2003            2002
                                                                         -------------   -------------
    ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                             $  2,073        $  2,693
   Restricted cash                                                            902               -
   Short-term bank deposits                                                   120              88
   Marketable securities                                                      200               -
   Trade receivables (net of allowance for doubtful
    accounts of $ 312 and
    $ 33 at December 31, 2003 and 2002, respectively)                       2,845           3,377
   Other accounts receivable and prepaid expenses (Note 3)                  1,006           1,233
                                                                        -------------   -------------
 Total current assets                                                       7,146           7,391
 -----                                                                  -------------   -------------

 SEVERANCE PAY FUND                                                        1,592           1,189
                                                                        -------------   -------------
 PROPERTY AND EQUIPMENT, NET (Note 4)                                         926           1,145
                                                                        -------------   -------------
 SOFTWARE DEVELOPMENT COSTS, NET (Note 5)                                   4,512           6,075
                                                                        -------------   -------------
 GOODWILL (Note 6)                                                          6,036           5,684
                                                                        -------------   -------------
 Total assets                                                            $ 20,212        $ 21,484
 -----                                                                  =============   =============




The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except for share data

                                                                                December 31,
                                                                        -----------------------------
                                                                            2003            2002
                                                                        -------------   -------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit (Note 7)                                       $    206        $    175
   Current maturities of long-term debt (Note 9)                              102             205
   Trade payables                                                             583             645
   Deferred revenues                                                        2,090           1,986
   Employees and payroll accruals                                           1,239           1,055
   Accrued expenses and other liabilities (Note 8)                          3,479           2,658
                                                                        -------------   -------------
 Total current liabilities                                                  7,699           6,724
 -----                                                                  -------------   -------------

 LONG-TERM LIABILITIES:
   Long-term debts (Note 9)                                                    99              55
   Accrued severance pay                                                    1,941           1,625
                                                                        -------------   -------------
 Total long-term liabilities                                                2,040           1,680
 -----                                                                  -------------   -------------

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

 SHAREHOLDERS' EQUITY (Note 12):
   Share capital - Authorized: 30,000,000
    Ordinary shares of NIS 0.1 par value
    at December 31, 2003 and 2002; Issued and outstanding:
    14,767,432 shares at December 31, 2003 and 2002                           525             525
   Additional paid-in capital                                              86,504          86,504
   Accumulated other comprehensive loss                                      (259)           (608)
   Accumulated deficit                                                    (76,297)        (73,341)
                                                                        -------------   -------------
 Total shareholders' equity                                                10,473          13,080
 -----                                                                  -------------   -------------
 Total liabilities and shareholders' equity                              $ 20,212        $ 21,484
 -----                                                                  =============   =============




The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003          2002*)        2001 *)
                                                            ------------   ------------   -----------
 Revenues (Note 15):
   Software licenses                                         $   6,045      $   6,931      $   6,355
   Maintenance and support                                       5,832          6,057          4,978
   Services                                                      4,740          4,467          5,536
                                                            ------------   ------------   -----------
                                                                16,617         17,455         16,869
                                                            ------------   ------------   -----------
 Cost of revenues:
   Software licenses                                             2,094          1,878          2,547
   Maintenance and support                                         801            715          1,042
   Services                                                      4,184          3,782          4,862
                                                            ------------   ------------   -----------
                                                                 7,079          6,375          8,451
                                                            ------------   ------------   -----------
 Gross profit                                                    9,538         11,080          8,418
                                                            ------------   ------------   -----------
 Operating expenses:
   Research and development, net (Note 16a)                      1,491          1,438          3,593
   Selling and marketing                                         5,938          5,369         12,120
   General and administrative                                    2,749          1,938          4,218
   Restructuring and other non-recurring charges
   (Note 16b)                                                      925          1,708          1,326
   Impairment of investment and other assets (Note 16c)          1,543              -          2,658
                                                            ------------   ------------   -----------
 Total operating expenses                                       12,646         10,453         23,915
 -----                                                      ------------   ------------   -----------
 Operating income (loss)                                        (3,108)           627        (15,497)
 Financial income, net (Note 16d)                                  236            141             48
 Income taxes (Note 13)                                             84            264            402
                                                            ------------   ------------   -----------
 Gain (loss) from continued operations                          (2,956)           504        (15,851)
                                                            ------------   ------------   -----------
 Discontinued operations:
   Gain on disposal of segment, net of income taxes                  -              -            220
                                                            ------------   ------------   -----------
 Net income (loss)                                           $  (2,956)     $     504      $ (15,631)
                                                            ============   ============   ===========

 Basic and diluted net earnings (loss) per share from
   continued operations                                      $   (0.20)     $    0.03      $   (1.36)
                                                            ============   ============   ===========
 Basic and diluted net earnings (loss) per share from
   discontinued operations, net of income taxes              $       -      $       -      $    0.02
                                                            ============   ============   ===========
 Basic and diluted net earnings (loss) per share             $   (0.20)     $    0.03      $   (1.34)
                                                            ============   ============   ===========

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

                                                                             Accumulated
                                                      Additional  Treasury      other                      Total         Total
                                             Share     paid-in    shares at  comprehensive Accumulated  comprehensive shareholders'
                                            capital    capital      cost         loss        deficit     income(loss)    equity
                                            -------   ----------  ---------  ------------- -----------  ------------- -------------
Balance as of January 1, 2001                $  431   $ 82,472    $     -    $    (712)    $(58,214)                  $  23,977
   Issuance of shares and options, net           89      4,577          -            -            -                       4,666
   Purchase of treasury shares as result of
    Medatech and VisOpt annulment agreement      (7)         -       (485)           -            -                        (492)
   Issuance of shares and options related
    to the acquisition of BFI                     7       (492)       485            -            -                           -
   Treasury shares                                -                   (31)           -            -                         (31)
   Other comprehensive loss:
    Foreign currency translation adjustment       -          -          -         (164)           -     $    (164)         (164)
    Net loss                                      -          -          -            -      (15,631)      (15,631)      (15,631)
                                            -------   ----------  ---------  ------------- -----------  ------------- -------------
   Total comprehensive loss                                                                             $ (15,795)
                                                                                                        ===========

Balance as of December 31, 2001                 520     86,557        (31)        (876)     (73,845)                     12,325
   Exercise of employees stock options            5          -          -            -            -                           5
   Issuance  expenses  related to  issuance
    of shares in 2001                             -       (103)         -            -            -                        (103)
   Compensation in respect of warrants
    granted to a consultant                       -         50          -            -            -                          50
   Treasury shares in respect of  a senior
    employee                                      -          -         31            -            -                          31
   Other comprehensive income:
    Foreign currency translation
     adjustments                                  -          -          -          268            -     $     268           268
    Net income                                    -          -          -            -          504           504           504
                                            -------   ----------  ---------  ------------- -----------  ------------- -------------
   Total comprehensive income                                                                           $     772
                                                                                                        ==========

Balance as of December 31, 2002                 525     86,504          -         (608)     (73,341)                     13,080
   Other comprehensive income:
    Foreign currency translation
     adjustments                                  -          -          -          349            -     $     349           349
    Net loss                                      -          -          -            -       (2,956)       (2,956)       (2,956)
                                            -------   ----------  ---------  ------------- -----------  ------------- -------------
   Total comprehensive loss                                                                             $   (2,607)
                                                                                                        ============

Balance as of December 31, 2003                 525   $ 86,504    $     -    $    (259)    $(76,297)                  $  10,473
                                            =======   ==========  =========  ============= ===========                -------------


The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
 Cash flows from operating activities:
 -------------------------------------
   Net income (loss)                                         $  (2,956)    $     504      $ (15,631)
   Adjustments required to reconcile net income (loss)
    to net cash provided by (used in) operating
    activities:
    Depreciation and amortization                                  543           679          1,782
    Impairment of property and equipment                             -             -            389
    Amortization of capitalized software development
    costs                                                        1,613         1,590          2,378
    Gain from discontinued operations                                -             -           (220)
    Impairment of investment and other assets                    1,543             -          2,658
    Decrease (increase) in marketable securities, net             (214)           24            866
    Decrease (increase) in trade receivables                       311          (552)         3,115
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                             149          (101)           321
    Increase (decrease) in trade payables                           99          (691)          (864)
    Increase (decrease) in deferred revenues                       178          (291)          (331)
    Increase in accrued expenses, employees and other
      liabilities                                                1,199           479            358
    Increase (decrease) in accrued severance pay, net              (74)          (18)           117
    Write-off of loan granted to employee                            -             -             90
    Compensation in respect of warrants granted to a
    consultant                                                       -            50              -
    Others                                                           -            (9)            (3)
                                                            ------------   ------------   -----------
 Net cash provided by (used in) operating activities             2,391         1,664         (4,975)
                                                            ------------   ------------   -----------
 Cash flows from investing activities:
 -------------------------------------
   Proceeds from restricted marketable securities                    -             -            205
   Investment in restricted marketable securities                    -             -           (205)
   Capitalization of software development costs                 (1,593)       (1,595)        (2,000)
   Purchase of property and equipment                             (238)         (199)          (400)
   Proceeds from sale of property and equipment                      6            46             63
   Investment in short-term bank deposits, net                     (32)          (88)             -
   Investment in restricted cash                                  (902)            -              -
                                                            ------------   ------------   -----------
 Net cash used in investing activities                          (2,759)       (1,836)        (2,337)
                                                            ------------   ------------   -----------
 Cash flows from financing activities:
 -------------------------------------
   Proceeds from exercise of options                                 -             5              -
   Proceeds from issuance of shares and options, net                 -             -          4,666
   Issuance expenses related to issuance of shares in
   2001                                                              -          (103)             -
   Short-term bank credit, net                                      32             2            108
   Proceeds from long-term debt                                     69            86             33
   Principal payment of long-term debt                            (180)         (259)          (292)
   Proceeds from treasury shares in respect of a senior
   employee                                                          -            31              -
                                                            ------------   ------------   -----------
 Net cash provided by (used in) financing activities               (79)         (238)         4,515
                                                            ------------   ------------   -----------
 Effect of exchange rate changes on cash and cash
 equivalents                                                      (173)           58            (46)
                                                            ------------   ------------   -----------
 Decrease in cash and cash equivalents                            (620)         (352)        (2,843)
 Cash and cash equivalents at the beginning of the year          2,693         3,045          5,888
                                                            ------------   ------------   -----------
 Cash and cash equivalents at the end of the year            $   2,073     $   2,693      $   3,045
                                                            ============   ============   ===========


The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
 Supplemental disclosure of cash flow activities:
 ------------------------------------------------
 Cash paid during the year for:
    Interest                                                 $     90       $       60     $     209
                                                            ============   ============   ===========
    Income taxes                                             $     25       $       12     $     402
                                                            ============   ============   ===========
 Supplemental disclosure of non-cash investing and
 financing activities:
 ---------------------
   Capital lease obligation incurred upon the
    acquisition of property and equipment                    $     50       $        -     $     259
                                                            ============   ============   ===========
   Purchase of treasury shares as result of Medatech and
    VisOpt annulment agreement                               $      -       $        -     $     492
                                                            ============   ============   ===========




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

          The Company's principal application development tools are CorVision, an application generator, and APTuser, a database retrieval and production report generator. The Company also supports through its Israeli subsidiary, Attunity Software Services Ltd. ("ASS"), "Mancal 2000", a logistics application software package.

          As for geographic markets and major customers, see Note 15.


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

          e.   Restricted cash:

               Restricted cash is primarily invested in highly liquid deposits, which are used mainly as a security for the outcome of a lawsuit.

          f.   Short-term bank deposits:

               Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in New Israeli Shekels ("NIS") and bear interest at an average rate of 4.9%. The short-term deposits are presented at their cost, including accrued interest.

          g.   Marketable securities:

               The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

               Management determines the appropriate classification of its investments in debt and marketable equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The securities are classified as trading securities when the Company holds the securities for resale in anticipation of short-term market movements. The Company's trading securities carried at their fair value based upon the quoted market price of those investments. Net realized and unrealized gains and losses on these securities are included in financial expenses or income, as appropriate.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          h.   Property and equipment:

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

          i.   Impairment of long-lived assets:

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

               During 2001, the Company recorded impairment expenses amounting to $ 272 attributed to assembled workforce, according to Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which were included in "Impairment of investment and other assets". In 2003 and 2002, no impairment losses were identified.

          j.   Goodwill:

               Goodwill arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over the estimated useful life, which is 7-10 years.

               Statement of financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142") requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the Company's reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analyze. Significant estimates used in the methodologies included estimates of future cash flows and estimates of market multiples for the reportable unit.

               The Company performs the annual impairment test during the third fiscal quarter. As of December 31, 2003, no impairment losses have been identified.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          k.   Research and development costs:

               Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a detailed program design incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standards No.86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS No.86").

               Based on the Company product development process, technological feasibility is established upon completion of a detail program design.

               Capitalized software costs are amortized by the greater of the amount computed using the: (1) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or
               (2) the straight-line method over the estimated useful life of the product (five years), commencing with general product release and included in cost of revenues.

               At  each   balance   sheet  date,   the  Company   assesses   the
               recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceeds the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2003, 2002 and 2001 the Company recorded $ 1,543, $ 0 and $ 2,386, respectively, as impairment of capitalized software costs, which were included in "Impairment of investment and other assets".

          l.   Income taxes:

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

          m.   Advertising expenses:

               Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $ 208, $ 55 and $ 648, respectively.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          n.   Revenue recognition:

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

               The Company accounts for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition", as amended ("SOP No. 97-2"). SOP No. 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain
               Transactions" ("SOP No. 98-9"). SOP No. 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and all other four criteria of SOP No. 97-2 are met. Under the residual method any discount in the arrangement is allocated to the delivered element. The Company and its subsidiaries have also adopted Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104").

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

               Revenues from royalties are recognized according to quarterly royalties reports, as such reports are received from customers. Royalties are received from customers who embedded the Company's products in their own products and the Company is entitled to a percentage of the customer revenue from the combined product.

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

               Deferred   revenues   include  unearned  amounts  received  under
               maintenance and support contracts and amounts received from customers but not recognized as revenues.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)


               In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

          o.   Concentrations of credit risks:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, marketable securities and trade receivables.

               Cash and cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel, Europe and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists.

               The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, Israel, Europe, Far East and South America. The Company performs ongoing credit evaluations of its customers and, through December 31, 2002, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

               In 2003, the Company increased its allowance for doubtful accounts to provide for doubtful receivables, mainly in the Far East and in Israel .

               Adjustments to allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001, were $ 279, $ (30) and $
               (151), respectively.

               The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          p.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying shares on the date of grant, compensation expense is recognized.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

               Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

               The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                           2003        2002           2001
                                         -------     -------        -------
               Dividend yield               0%          0%             0%
               Expected volatility        43.8%       79.5%           130%
               Risk-free interest          3.5%         3%             3%
               Expected life of up to    6 years     6 years        6 years

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Pro forma information under SFAS No. 123, is as follows:

                                                                   Year ended December 31,
                                                          -----------------------------------------
                                                              2003           2002          2001
                                                          ------------   ------------   -----------
               Net income (loss) from continued
                 operations                                $  (2,956)     $     504      $ (15,851)
               Net income (loss) from discontinued
                 operations, net of income tax                     -              -            220
                                                          ------------   ------------   -----------
               Net income (loss)                           $  (2,956)     $     504      $ (15,631)
                                                          ============   ============   ===========
               Deduct stock-based employee
                 compensation fair value                   $    (586)     $    (994)     $  (1,508)
                                                          ============   ============   ===========
               Pro forma:
               Net loss from continued operations          $  (3,542)     $    (490)     $ (17,359)
               Net income from discontinued
                 operations, net of income tax                     -              -            220
                                                          ------------   ------------   -----------
               Net loss                                    $  (3,542)     $    (490)     $ (17,139)
                                                          ============   ============   ===========
               Net earnings (loss) per share:
               Basic and diluted net earnings (loss)
                 per share from continued operations
                 as reported                               $   (0.20)      $   0.03      $   (1.36)
                                                          ============   ============   ===========
               Basic and diluted net earnings per
                 share from discontinued operations,
                 net of income tax                         $       -       $      -      $    0.02
                                                          ============   ============   ===========
               Basic and diluted net earnings (loss)
                 per share                                 $   (0.20)      $   0.03      $   (1.34)
                                                          ============   ============   ===========
               Pro forma basic and diluted net loss
                 per share from continued operations
                 as reported                               $   (0.23)      $  (0.03)     $   (1.49)
                                                          ============   ============   ===========
               Pro forma basic and diluted net
                 earnings per share from discontinued
                 operations, net of income taxes           $       -       $      -      $    0.02
                                                          ============   ============   ===========
               Pro forma basic and diluted net loss
                 per share                                 $   (0.23)      $  (0.03)     $   (1.47)
                                                          ============   ============   ===========

               The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation model to measure the fair value of the warrants at the date of grant.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          q.   Basic and diluted net earnings (loss) per share:

               Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

               Certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share because the securities are antidilutive for all periods presented. The total weighted average number of shares related to the outstanding stock options and warrants excluded from the calculations of diluted net earnings (loss) per share were 6,963,321, 6,367,656 and 6,950,161 for the years ended
               December 31, 2003, 2002 and 2001, respectively.

          r.   Severance pay:

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

               Severance pay expenses for the years ended December 31, 2003, 2002 and 2001 were $ 498, $ 576 and $ 1,375, respectively.

          s.   Fair value of financial instruments:

               The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

               The  carrying  amounts of cash and cash  equivalents,  restricted cash, short-term bank deposits, trade receivables, short-term bank credits trade payables deferred revenues, employees and payroll accruals accrued expenses and other liabilities approximate their fair values due to the short-term maturity of these instruments.

               The fair value for marketable securities is based on quoted market prices and does not significantly differ from the carrying amount.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The fair value of long-term liabilities was estimated by discounting the future cash flow using rate currently available for long-term liabilities of similar terms and maturity. The carrying amount of the Company's long-term liabilities approximates their fair value.

          t.   Impact of recently issued accounting standards:

               In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period end after December 31, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

               In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made
               (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

               Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

               In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on the Company's financial position or results of operations.

          u.   Reclassification:

               Certain amounts from prior years referring to expenses and property and equipment have been reclassified to conform with current year presentation. The reclassification had no effect on previously reported operating income (loss), shareholders' equity or cash flows.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                         December 31,
                                                ------------------------------
                                                    2003             2002
                                                -------------    -------------
            Prepaid expenses                      $  338           $  460
            Government authorities                   485              370
            Employees                                 64              166
            Other                                    119              237
                                                -------------    -------------
                                                  $1,006           $1,233
                                                =============    =============

NOTE 4:- PROPERTY AND EQUIPMENT, NET

            Cost:
              Computers and peripheral equipment  $3,559           $3,184
              Office furniture and equipment         622              827
              Motor vehicles                         629              572
              Leasehold improvements               1,182            1,110
                                                -------------    -------------
                                                   5,992            5,693
                                                -------------    -------------
            Accumulated depreciation:
              Computers and peripheral equipment   3,247            2,760
              Office furniture and equipment         412              581
              Motor vehicles                         377              316
              Leasehold improvements               1,030              891
                                                -------------    -------------
                                                   5,066            4,548
                                                -------------    -------------
            Depreciated cost                      $  926           $1,145
                                                =============    =============

               Depreciation expenses for the years ended December 31, 2003, 2002 and 2001 are $ 543, $ 679 and $ 808, respectively.

               As for charges on the Company's property and equipment, see Note 10.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


NOTE 5:- SOFTWARE DEVELOPMENT COSTS, NET

                                                         December 31,
                                                ------------------------------
                                                    2003             2002
                                                -------------    -------------
            Software development costs            $   15,347       $   15,297
            Less - accumulated amortization           10,835            9,222
                                                -------------    -------------
            Amortized cost                        $    4,512       $    6,075
                                                =============    =============

          Amortization expenses for the years ended December 31, 2003, 2002 and 2001 are $ 1,613, $ 1,590 and $ 2,378, respectively.

          The Company recorded impairment expenses amounting to $ 1,543, $ 0 and $ 2,386, attributed to capitalized software costs in 2003, 2002 and 2001, respectively.

          Estimated amortization expenses for the years ended:

                                             December 31,
                                             -------------
            2004                               $1,874
            2005                                1,077
            2006                                  756
            2007                                  494
            2008                                  311
                                             -------------
                                               $4,512
                                             =============

NOTE 6:- GOODWILL

          a. The results of operations presented below for the three years ended December 31, 2003, 2002 and 2001, reflect the operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:

                                             Year ended December 31,
                                     ---------------------------------------
                                         2003         2002          2001
                                     ------------  -----------  ------------
  Reported net income (loss)          $   (2,956)   $     504    $ (15,631)
  Goodwill amortization                        -            -          974
                                     ------------  -----------  ------------
   Adjusted net income (loss)         $   (2,956)   $     504    $ (14,657)
                                     ============  ===========  ============
  Basic and diluted net earnings
    (loss) per share:

  Reported net income (loss)          $    (0.20)   $    0.03    $   (1.34)
  Goodwill amortization                        -            -         0.08
                                     ------------  -----------  ------------
  Adjusted net income (loss)          $    (0.20)   $    0.03    $   (1.26)
                                     ============  ===========  ============

          b. The change in the carrying amount of goodwill for the year ended December 31, 2003, is due to translation adjustments.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 7:- SHORT-TERM BANK CREDIT

                                                  Interest rate                 December 31,
                                              ---------------------    ------------------------------
                                                2003        2002           2003             2002
                                              ---------   ---------    -------------    -------------
                                                        %
                                              ---------------------
            Short-term bank loans:
              In NIS                            8.0         11.7         $      206       $      149
            Short-term bank credit:
              In NIS                            8.9         13.4                  -               26
                                                                       -------------    -------------
                                                                         $      206       $      175
                                                                       =============    =============

            (1)     Total authorized credit lines approximate            $      250
                                                                       =============
            (2)     Unutilized credit lines approximate                  $      250
                                                                       =============
            (3)     Weighted average interest rates at the end of
                      the year                                                  3.5%            12.2%
                                                                       =============    =============


NOTE 8:- ACCRUED EXPENSES AND OTHER LIABILITIES

            Government authorities                                       $      498       $      599
            SSF Lawsuit (see also Note 16b)                                   1,000              810
            Accrued expenses                                                    425              687
            Burlington lease lawsuit (see also Note 16b)                        850              290
            Royalties to Government authorities                                 642              270
            Others                                                               64                2
                                                                       -------------    -------------
                                                                         $    3,479       $    2,658
                                                                       =============    =============



NOTE 9:- LONG-TERM DEBTS

            Capital lease obligations, linked to the U.S. dollar
              and bears interest of 9.1%                                 $      108       $      174
            Other loans, linked to the Israeli Consumer Price
              Index and bears interest of 5% to 6.7%                             93               86
                                                                       -------------    -------------
                                                                                201              260
            Less - current maturities:
              Capital lease obligations                                          61              135
              Other loans                                                        41               70
                                                                       -------------    -------------
                                                                         $       99       $       55
                                                                       =============    =============

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 9:- LONG-TERM DEBTS (Cont.)

          As of December 31, 2003, the aggregate annual maturities of long-term debts are as follows:

                                                         December 31,
                                                ------------------------------
                                                    2003             2002
                                                -------------    -------------
            First year (current maturities)       $      102       $      205
            Second year                                   49               41
            Third year                                    42               14
            Fourth year                                    8                -
                                                -------------    -------------
                                                  $      201       $      260
                                                =============    =============
            See also Note 10.


NOTE 10:- CHARGES (ASSETS PLEDGED)

          As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.


NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Lease commitments:

          The Company leases its operating facilities under non-cancelable operating lease agreements, which expire in various dates. Future minimum commitments under these leases as of December 31, 2003, are as follows:

                                                        Operating
                 Year ended December 31,                 leases
                 -----------------------                ---------
                 2004                                     $ 590
                 2005                                       442
                 2006 and thereafter                        517
                                                        ---------
                                                         $1,549
                                                        =========

          Operating lease obligation does not include $ 2,005 for which the Company has entered into a settlement agreement in March 2004 (see also Note 16b).

          Rent expenses under operating leases for the years ended December 31, 2003, 2002 and 2001 were $ 580, $ 704 and $ 1,298, respectively.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

          b.   Royalties:

               The Company participates in programs sponsored by the Israeli Government for the support of research and development activities. As of December 31, 2003, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") in the aggregate amount of $ 2,418 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 2%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar.

               The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

               Through December 31, 2003, the Company has paid or accrued royalties to the OCS in the amount of $ 1,547. As of December 31, 2003, the aggregate contingent liability to the OCS amounted to $ 871.

          c.   Litigation:

               1. In November 2002, the four Special Situations Funds ("SSF") that invested in the Company's October 2001 private placement filed a complaint against the Company alleging that the Company had breached the Registration Rights Agreement related to their investment in the Company.

                    As such, SSF sought to collect liquidation damages of approximately $ 603 plus unspecified actual damages allegedly due as a result of delay in having Registration Statement covering the shares purchased by SSF declared effective at a later date. On March 28, 2003, the court ruled against the Company, in favor of SSF. The judge awarded SSF liquidation damages in the amount of $ 603, plus interest from the date on which the complaint was filed.

                    The Company has appealed on the decision and, in January 2004, the upper court affirmed the decision against the Company. In 2002, the Company recorded a one-time charge in the amount of $ 810, and an addition $ 365 in 2003 related to the outcome of the lawsuit and its related expenses. The charge was included in restructuring and other non-recurring charges in the statement of operations.

               2. During 2002, the company's subsidiary in the United States ceased the use of its former leased facilities before the end of the agreement term, which will expire in September 2005.

                    In 2003, the landlord sued the company for non-payment of the lease fees for 2003. Subsequent to the balance sheet date, the company and the landlord settled the dispute where the Company has agreed to pay $ 825 and will be released from the lease agreement.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 12:- SHAREHOLDERS' EQUITY

          a. The Ordinary shares of the Company are quoted on NASDAQ stock market. The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

          b. In October 2001, the Company issued 3,846,156 Ordinary shares to private investors in net consideration of approximately $ 4,666. In addition, the Company granted the investors and agents warrants to purchase 4,150,387 of the Company's Ordinary shares at an exercise price of $ 1.56 -$ 2.25. The agreement provides that if the Company's stock price reaches $3 and $4 for certain period of time, the warrants must be exercised or otherwise forfeited. These warrants will expire in October 2005 (see also
               Note 17).

          c.   Stock Option Plans:

               Under the Company's 1992, 1994, 1998 and 2001 Stock Option Plans (the "Plans"), the Company has granted options to purchase Ordinary Shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company's Ordinary shares on the date of grant for ISO options and 75% of the fair market for non-qualified options. Under the terms of these four plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant. The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

               Under the Plans, 4,500,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become available for future grants. As of December 31, 2003, under the plans there are 639,186 options available for future grants.

               The following is a summary of the Company's stock options granted among the various plans:

                                                          Year ended December 31,
                                      ---------------------------------------------------------------
                                              2003                 2002                  2001
                                      -------------------- --------------------- --------------------
                                                  Weighted              Weighted             Weighted
                                       Number     average    Number     average   Number     average
                                       of         exercise   of          exercise  of         exercise
                                       options     price     options     price    options     price
                                      ---------- --------- ----------- --------- ---------- ---------
                 Outstanding at
                   beginning of year   1,604      $   3.71    2,238      $  3.87    1,226      $   8.61
                   Granted             2,137      $   1.57      143      $  1.09    1,710      $   1.26
                   Exercised               -      $      -     (187)     $  0.02      (20)     $   0.02
                   Canceled or
                     forfeited          (197)     $   7.83     (590)     $  4.85     (678)     $   5.57
                                      ----------           -----------           ----------
                 Outstanding at end
                   of year             3,544      $   1.78    1,604      $  3.71    2,238      $   3.87
                                      ========== ========= =========== ========= ==========   =========
                 Exercisable at end
                   of year             1,072      $   3.78      990      $  5.18    1,218      $   5.74
                                      ========== ========= =========== ========= ==========   =========

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)


                 The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:

                                                                                           Weighted
                                       Options      Weighted                  Options      average
                                     outstanding    average     Weighted    exercisable    exercise
                     Range of           as of      remaining     average       as of       price of
                     exercise        December 31,  contractual  exercise    December 31,   options
                       price            2003          life        price         2003       exercisable
                 -----------------  ------------- ------------ ----------- -------------- -----------
                         $           In thousands    Years          $       In thousands       $
                 -----------------  ------------- ------------ ----------- -------------- -----------
                  $    0.02                6           2         $    0.02        6         $    0.02
                  $    0.8 - 0.91        230           6.75      $    0.82       10         $    0.82
                  $    1.05 - 1.42     1,712           3.98      $    1.20      560         $    1.21
                  $    1.5 - 2.25      1,146           5.31      $    1.89       87         $    1.89
                  $    2.88 - 3.0         26           2.21      $    2.94       20         $    2.94
                  $    4.5 - 6.5          49           2.91      $    5.41       50         $    5.41
                  $    6.88 - 9.75       327           2.42      $    7.86      291         $    7.87
                  $   10 - 13.25          35           2.35      $   10.78       35         $   10.78
                  $   16                  13           2         $   16          13         $   16
                                    -------------                          -----------
                                       3,544                     $    2.23    1,072         $    3.78
                                    =============              =========== ===========      ===========

               Weighted average fair values and weighted average exercise prices of options whose exercise prices is equal to, lower than or exceeds market price of the shares at date of grant are as follows:

                                                      Year ended December 31,
                                 --------------------------------------------------------------------
                                          2003                   2002                   2001
                                 ---------------------   -------------------   ----------------------
                                  Weighted    Weighted   Weighted   Weighted    Weighted   Weighted
                                  average     average    average    average     average    average
                                  fair        exercise   fair       exercise    fair       exercise
                                   value       price      value      price       value      price
                                 ---------   ---------  ---------  ---------   ---------   ----------
               Equals market
                   price at
                   date of grant  $  0.70    $  1.55     $  0.84    $   1.22    $  0.98     $  1.32
                                  =========  ==========  =========  =========   =========   ==========
               Exceeds market
                   price at
                   date of grant  $  0.24    $  2.17     $     -    $      -    $   1.30    $  1.83
                                  =========  ==========  =========  =========   =========   ==========
               Lower than
                   market price
                   at date of
                   grant          $     -    $     -     $  1.29    $   0.02    $   1.77    $  0.02
                                  =========  ==========  =========  =========   =========   ==========

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

          d.   Stock warrants:

               The Company has issued warrants, as follows:

                                      Outstanding                    Exercisable
                                         as of                          as of
                                      December 31,    Exercise       December 31,     Exercisable
                   Issuance date          2003          price           2003            through
                 ------------------- -------------- -------------- --------------- ------------------
                  June 2000 (1)        425,000      $12.3 - $15.50    425,000        March 31, 2005
                  October 2000 (2)      72,000          $7.65          72,000        October 31, 2005
                  June 2001 (3)        180,000          $2.5          180,000        December 31, 2004
                  October 2001 (4)   4,115,387      $1.56 - $2.25   4,115,387        October 16, 2005
                                     ---------                      ---------
                                     4,792,387                      4,792,387
                                     =========                      ==========


               (1) Issued to investors and placement agents of 2000 private placement.

               (2) Issued to consultants and placement agents of 2000 private placement.

               (3)  Issued to a consultant for public relations services.

               (4) Issued to investors and placement agents of the October 2001 private placement.

               The Company had accounted for its warrants to consultants under the fair value method of SFAS No. 123 and EITF No. 96-18. The fair value for these warrants was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001: risk-free interest rates of 2.5% for 2003, 2.5% for 2002 and 3% for 2001, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 0.438, 0.795 and 1.3, respectively and a weighted-average contractual life of approximately 2 years for each year.

          e.   Dividends:

               In the event that cash dividends are declared in the future, such dividends will be paid in New Israeli Shekels ("NIS"). The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 13:- INCOME TAXES

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               The production facilities of Attunity and its subsidiary Attunity Software Services Ltd. ("ASS") have been granted "Approved Enterprise" status under the Investment Law.

               In June 2000, Attunity Ltd. filed an application for a fourth investment program which has not yet been approved, the other three investment programs, which were approved in February 1998, April 1998 and November 2001, will expire in April 2006, November 2008 and December 2011, respectively.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

               As of December 31, 2003, the investments under June 2000 investment program remain in progress and has not been completed.

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

               As of December 2003, ASS has not yet received final approvals for such programs.

               If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2003, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

               The Company's decision is not to distribute dividends, other than upon the liquidation of the Company.

               As Attunity currently has no taxable income, the benefits have not yet commenced for all programs.

               The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

               Should Attunity or ASS derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate of 36%.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

          b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Results of Attunity and its Israeli subsidiaries for tax purposes are measured and reflected in real terms of earnings in NIS after certain adjustments for increases in the Consumer Price Index. As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the annual change in the Israeli Consumer Price Index and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

          c. Tax benefits under the Law for the Encouragement of Industry (Taxation),1969:

               Attunity and ASS are "industrial companies" under the above law and as such are entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. It may also be entitled to deduct over three year period expenses incurred in connection with a public share offering and to amortize know-how acquired from third party.

          d. On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance ("the Amendment") was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.

               The material consequences of the Amendment applicable to the Company include, among others, imposing tax upon all income of Israel residents, individuals and corporations, regardless of the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

          e.   Tax loss carryforward:

               Net operating loss carryforward as of December 31, 2003 are as follows:

                 Israel                         $  34,633
                 United States *)                   5,541
                 UK                                 2,589
                 Hong Kong                          1,612
                 France                               783
                                                ------------
                                                $  45,158
                                                ============

               Net operating losses in Israel, UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. are available through 2023 and in France through 2006.

               *) Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

          f.   Deferred taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                          December 31,
                                                  ----------------------------
                                                     2003            2002
                                                  ------------    ------------
               Net operating loss carryforward    $   11,428      $   10,255
               Other                                     890           1,211
                                                  ------------    ------------
               Total deferred tax asset before
                 valuation allowance                  12,318          11,466
               Less - valuation allowance            (12,318)        (11,466)
                                                  ------------    ------------
               Net deferred tax assets            $        -      $        -
                                                  ============    ============

               The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

               During fiscal year 2003, the Company increased the valuation allowance by $ 852 to $ 12,318.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

          g.   Reconciliation:

               A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of the Company and the actual tax expense, is as follows:

                                                                   Year ended December 31,
                                                          -----------------------------------------
                                                               2003           2002          2001
                                                          ------------   ------------   -----------

               Income (loss) from continued operations
                 before income taxes, as reported in
                 the consolidated statements of
                 operations                                $ (2,872)      $    768       $(15,449)
                                                          ============   ============   ===========
               Theoretical tax expense (income tax
                 benefit) computed at the rate
                 applicable to the Company (1)             $ (1,034)      $    276       $ (5,562)
               Tax adjustments in respect of inflation
                 in Israel and effect of different tax
                 rates for foreign subsidiaries                   -           (471)           (13)
               Losses for which valuation allowance
                 was provided                                     -              -          3,965
               Utilization of operating carryforward
                 tax losses                                  (1,462)          (227)             -
               Nondeductible expenses including
                 goodwill amortization, investment
                 impairment and others                        2,496            422          1,626
               Tax withholding                                   84            264            386
                                                          ------------   ------------   -----------
               Income taxes                                $     84       $    264       $    402
                                                          ============   ============   ===========
               (1) Statutory rate applicable to the
                     Company                                     36%            36%            36%
                                                          ============   ============   ===========

          h.   Pre-tax income (loss):

               Domestic                                    $ (2,489)      $ (1,753)      $(13,548)
               Foreign                                         (383)         2,521         (1,901)
                                                          ------------   ------------   -----------
                                                           $ (2,872)      $    768       $(15,449)
                                                          ============   ============   ===========

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 14:- EARNINGS (LOSS) PER SHARE

          The following table sets forth the computation of basic and diluted net earnings (loss) per share:

          a.   Numerator:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                               2003           2002          2001
                                                            ------------   ------------   -----------
                 Net income (loss) from continued
                   operations                                $ (2,956)      $    504       $(15,851)
                 Net income from discontinued
                   operations, net of income tax                    -              -            220
                                                            ------------   ------------   -----------
                 Net income (loss)                           $ (2,956)      $    504       $(15,631)
                                                            ============   ============   ===========
                 Numerator for basic and diluted net
                   earnings (loss) per share
                   from continued operations -
                   income available to shareholders
                   of Ordinary shares                        $ (2,956)      $    504       $(15,851)
                                                            ============   ============   ===========
                   Numerator for basic and diluted net
                   earnings per share from discontinued
                   operations - income available to
                   shareholders of Ordinary shares           $      -       $      -       $    220
                                                            ============   ============   ===========
                  Numerator for basic and diluted net
                   earnings (loss) per share - income
                   available to shareholders of Ordinary
                   shares                                    $ (2,956)      $    504       $(15,631)
                                                            ============   ============   ===========

          b.   Denominator:

                 Denominator for basic net earnings
                   per share - weighted average
                   number of Ordinary shares                   14,767         14,697         11,666

                 Effect of dilutive securities:
                   Employee stock options                      *)   -             28         *)   -
                                                            ------------   -----------    -----------
                 Denominator for diluted net
                   earnings (loss) per share -
                   adjusted weighted average number
                   of Ordinary shares,
                   assumed exercise of options                 14,767         14,725         11,666
                                                            ============   ===========    ===========


               *) The effect of the inclusion of the options and warrants in 2001 and 2003 would have been antidilutive

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

          The Company manages its business on a basis of one reportable segment: computer software integration tools and application development tools. Total revenues are attributed to geographic areas based on the location of the end customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

          Revenues from sales to unaffiliated customers:

                                             Year ended December 31,
                                    -----------------------------------------
                                        2003           2002          2001
                                    ------------   ------------   -----------

            Israel                   $  2,952       $  2,576       $  2,761
            United States               6,528          7,025          7,589
            Europe                      5,411          4,950          4,012
            Far East                      908          1,064          1,212
            South America                 369          1,500          1,066
            Other                         449            340            229
                                    ------------   ------------   -----------
                                     $ 16,617       $ 17,455       $ 16,869
                                    ============   ============   ===========

            The Company's long-lived assets are as follows:

                                                      December 31,
                                             ------------------------------
                                                2003             2002
                                             -------------    -------------

            Israel                             $   11,144       $   12,467
            United States                             180              274
            Other                                     150              163
                                             -------------    -------------
                                               $   11,474       $   12,904
                                             =============    =============

          In 2003, the Company had a customer that accounted for 10.3% of revenues; in 2002, a different customer accounted for 10.3%; and in 2001, no customer accounted for more than 10% of revenues.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA

               a.   Research and development costs, net:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
                 Total costs                                  $  3,084       $  3,033       $  5,382
                 Capitalized software development costs         (1,593)        (1,595)        (1,789)
                                                            ------------   ------------   -----------
                                                              $  1,491       $  1,438       $  3,593
                                                            ============   ============   ===========

               b.   Restructuring and other non-recurring
                    charges:

                 Restructuring charges (1)                    $      -       $      -       $  1,326
                 SSF lawsuit   (2)                                 365            810              -
                 Burlington lease lawsuit (3)                      560            290              -
                 Employment termination benefits (4)                 -            467              -
                 Others                                              -            141              -
                                                            ------------   ------------   -----------
                                                             $     925       $  1,708       $  1,326
                                                            ============   ============   ===========

               (1) In September 2001, after sustaining substantial losses, the Company implemented a restructuring plan. The plan consisted of the involuntary termination of 30 employees and write-off of leasehold improvements that have no useful use as a result of the dismissal of employees. The Company recorded restructuring changes in accordance with Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain costs in a restructuring) " and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Changes".

               (2)  See Note 11c.

               (3) In 2002, the Company's subsidiary in the United States ceased the use of its former lease facilities before the end of the agreement term, which will expire in September 2005.

                    The Company early adopted Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit Disposal Activities" ("SFAS No. 146"), which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities.

                    According to SFAS No. 146, the Company recognized a one-time charge, in a total amount of $290, related to the costs that will continue to be incurred under the agreement for its remaining time, without economic benefit to the Company.

                    The one-time charge was measured at its fair value at the cease-of-use date, based on the future remaining lease payments, reduced by estimated sublease rentals that could be reasonably obtained for those facilities.

                    In 2003 the landlord sued the Company for non-payment of the lease fees for 2003. In March 2004, the Company and the landlord settled the dispute where the Company has agreed to pay and be released from the lease agreement.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

               (4) One time charge related to employment termination of the then chief executive officer of the Company and other employees during 2002.

               c.   Impairment of investment and other assets:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
                 Impairment of capitalized software
                   costs                                     $  1,543       $      -       $   2,386
                 Impairment of assembled workforce                  -              -             272
                                                            ------------   ------------   -----------
                                                             $  1,543       $      -       $   2,658
                                                            ============   ============   ===========

               d.   Financial income, net:

                 Financial income:
                   Gain on trading marketable securities     $      3       $      -       $       -
                   Interest and other income                       90             69             142
                   Foreign currency translation
                     differences                                  588            141             515
                                                            ------------   -----------    -----------
                                                                  681            210             657
                                                            ------------   -----------    -----------
                 Financial expenses:
                   Interest                                      (100)           (69)           (304)
                   Foreign currency translation
                     differences                                 (345)             -            (305)
                                                            ------------   -----------    -----------
                                                                 (445)           (69)           (609)
                                                            ------------   -----------    -----------
                                                             $    236       $    141       $      48
                                                            ============   ===========    ===========


NOTE 17:- SUBSEQUENT EVENTS (UNAUDITED)

          In March 2004, the Company signed an agreement with a group of investors ("the Group") that owns 2,043,146 shares and warrants to purchase 2,208,489 shares at an exercise price of $ 1.75 and 736,162 shares at an exercise price of $ 2.25. According to the agreement, the Group will invest, subject to a shareholders approval, an additional $ 2 million in the Company as a five-year convertible debenture at $
          1.75 per share, and warrants to purchase 480,000 Ordinary shares at an exercise price of $ 1.75 per share.




                             - - - - - - - - - - - -




F:\W2000\2235\M\03\E$12.DOC

                               S I G N A T U R E S


        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            ATTUNITY LTD.


                                            By: /s/Arie Gonen
                                                -------------
                                                Arie Gonen
                                                Chief Executive Officer





Dated:  June 30, 2004