Form 20-F/A
period 2003-12-31
ATTUNITY LTD
filed 2004-11-22
CIK 893821

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                   FORM 20-F/A
                                 Amendment No. 1

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

                      Ordinary Shares, par value NIS 0.1 per share
                      as of December 31, 2003.........................14,767,432

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

                                   Yes X No __

               Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17__ Item 18 X

               This Report on Form 20-F/A is incorporated by reference into our Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

                                Explanatory Note
                                ----------------


                  This Amendment No. 1 on Form 20-F/A hereby amends Items 3, 5 and 18 of Attunity Ltd's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, which was filed on June 30, 2004.

                  This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 as originally filed and all such other information in the original filing, which remains unchanged.

                  This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of June 30, 2004.

                                  INTRODUCTION
                                  ------------

                  Attunity Ltd designs, develops, markets and supports standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Since our initial public offering on December 17, 1992, our ordinary shares have been listed on the NASDAQ National Market. On October 27, 2000, our name was changed to Attunity Ltd. and our NASDAQ symbol changed to ATTU. As used in this annual report, the terms "we," "us" and "our" mean Attunity Ltd and its subsidiaries, unless otherwise indicated.

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

                                TABLE OF CONTENTS


PART I.........................................................................1

   ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........1
   ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE......................1
   ITEM 3.        KEY INFORMATION..............................................1
                  A.  Selected Financial Data..................................1
                  B.  Capitalization and Indebtedness..........................2
                  C.  Reasons for the Offer and Use of Proceeds................3
                  D.  Risk Factors.............................................3
   ITEM 4.        INFORMATION ON THE COMPANY..................................12
                  A.  History and Development of the Company..................12
                  B.  Business Overview.......................................13
                  C.  Organizational Structure................................17
                  D.  Property, Plants and Equipment..........................17
   ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS................18
                  A.  Operating Results.......................................18
                  B.  Liquidity and Capital Resources.........................31
                  C.  Research and Development, Patents and Licenses..........32
                  D.  Trend Information.......................................33
                  E.  Off-Balance Sheet Arrangements..........................34
                  F.  Tabular Disclosure of Contractual Obligations...........34
   ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................34
                  A.  Directors and Senior Management.........................34
                  B.  Compensation............................................37
                  C.  Board Practices.........................................38
                  D.  Employees...............................................44
                  E.  Share Ownership.........................................45
   ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........49
                  A.  Major Shareholders......................................49
                  B.  Related Party Transactions..............................51
                  C.  Interests of Experts and Counsel........................52
   ITEM 8.        FINANCIAL INFORMATION.......................................52
                  A.  Consolidated Statements and Other Financial Information.52
                  B.  Significant Changes.....................................53
   ITEM 9.        THE OFFER AND LISTING.......................................53
                  A.  Offer and Listing Details...............................53
                  B.  Plan of Distribution....................................54
                  C.  Markets.................................................54
                  D.  Selling Shareholders....................................54
                  E.  Dilution................................................54
                  F.  Expense of the Issue....................................55
   ITEM 10.       ADDITIONAL INFORMATION......................................55
                  A.  Share Capital...........................................55
                  B.  Memorandum and Articles of Association..................55
                  C.  Material Contracts......................................58
                  D.  Exchange Controls.......................................59
                  E.  Taxation................................................59
                  F.  Dividend and Paying Agents..............................71
                  G.  Statement by Experts....................................71
                  H.  Documents on Display....................................71

                  I.  Subsidiary Information..................................72
   ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS..72
   ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......72

PART II.......................................................................72

   ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............72
   ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                  AND USE OF PROCEEDS.........................................73
   ITEM 15.       CONTROLS AND PROCEDURES.....................................73
   ITEM 16.       [RESERVED]..................................................73
   ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT............................73
   ITEM 16B.      CODE OF ETHICS..............................................73
   ITEM 16C.      PRINCIPAL ACCOUNTING FEES AND SERVICES......................74
   ITEM 16D.      EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR
                  AUDIT COMMITTEE.............................................74
   ITEM 16E.      PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES
                  AND PURCHASERS..............................................75

PART III......................................................................75

   ITEM 17.       FINANCIAL STATEMENTS........................................75
   ITEM 18.       FINANCIAL STATEMENTS........................................75
   ITEM 19.       EXHIBITS....................................................75
   S I G N A T U R E S........................................................77

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

Income Statement Data:
                                                                        Year ended December 31,
                                                      -------------------------------------------------------
                                                         2003         2002      2001        2000        1999
                                                         ----         ----      ----        ----        ----
                                                          (U.S. dollars in thousands, except per share data)
Revenues ..........................................   $ 16,617    $ 17,455   $ 16,869    $ 18,671    $ 20,507
Cost of revenues ..................................      8,622       6,375     10,837       8,345       7,322
                                                      --------    --------   --------    --------    --------
Gross profit ......................................      7,995      11,080      6,032      10,326      13,185
Research and development costs, net (1) ...........      1,491       1,438      3,593       3,559       2,476
Selling and marketing expenses ....................      5,938       5,369     12,120      11,992       8,544
General and administrative expenses ...............      2,749       1,938      4,218       5,463       2,533
Costs in respect of lawsuits ......................        925       1,100       --          --          --
Restructuring and termination costs ...............       --           608      1,326        --          --
Impairment of investment and other assets .........       --          --          272       6,090        --
In-process research and development write-off .....       --          --         --        12,997        --
                                                      --------    --------   --------    --------    --------
Operating income (loss) ...........................     (3,108)        627    (15,497)    (29,775)       (368)
Financial income, net .............................        236         141         48         416         160
                                                      --------    --------   --------    --------    --------
Taxes on income (tax benefit) .....................         84         264        402        (200)        188
                                                      --------    --------   --------    --------    --------
Gain (loss) from continued operations .............     (2,956)        504    (15,851)    (29,159)       (396)
Earnings from discontinued operations of a
    segment, net of taxes .........................       --          --         --            82        --
Gain (loss) on disposal of segment ................       --          --          220      (2,224)       --
                                                      --------    --------   --------    --------    --------
Gain (loss) from discontinued operations ..........       --          --          220      (2,142)       --
Net income (loss) .................................   $ (2,956)   $    504   $(15,631)   $(31,301)   $   (396)
                                                      ========    ========   ========    ========    ========
Basic and  diluted  net  earnings  (loss) per share
    from continuing operations ....................   $  (0.20)   $   0.03   $  (1.36)   $  (2.96)   $  (0.05)
                                                      ========    ========   ========    ========    ========
Basic and  diluted  net  earnings  (loss) per share
    from discontinued operations ..................   $   --      $   --     $   0.02    $  (0.22)   $   --
                                                      ========    ========   ========    ========    ========
Basic and diluted net earnings (loss) per share ...   $  (0.20)   $   0.03   $  (1.34)   $  (3.18)   $  (0.05)
                                                      ========    ========   ========    ========    ========
Number of shares used to compute diluted earnings
   (loss) per share ...............................     14,767      14,725     11,668       9,844       8,365
                                                      ========    ========   ========    ========    ========

-----------------
(1) Total research and development costs are offset in part by royalty-bearing grants and the capitalization of certain computer software development costs.

Balance Sheet Data:

                                                                     December 31,
                                                ------------------------------------------------------
                                                   2003        2002       2001        2000       1999
                                                   ----        ----       ----        ----       ----
                                                                (U.S. dollars in thousands)
Working capital (deficiency) ................   $   (553)   $    667   $   (142)   $  6,983   $  7,636
Total assets ................................     20,212      21,484     21,294      33,506     27,209
Short-term debt, including current maturities
     of long-term debt ......................        308         380        405         260        140
Long-term debt, less current maturities .....         99          55        211         268         93
Shareholders' equity ........................     10,473      13,080     12,325      23,977     19,516

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

A significant portion of our revenues are dependent on maintenance payments from customers using legacy CorVision, Mancal 2000 and APTuser software.

         Approximately 17% of our revenues are derived from annual maintenance payments made by customers who use CorVision, Mancal 2000 and APTuser, which are legacy software products. In 2001, 2002 and 2003, these revenues on a consolidated basis totaled $3.0 million, $3.0 million and $2.8 million, respectively. Some of these customers may replace these legacy products with more state-of-the-art products from other vendors and, as a result, discontinue use of these products. This would result in a reduction in our maintenance revenues and adversely affect our operating results.

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

          o    IBM - co-markets Attunity Connect for DB2-II and Web Sphere

          o    Cognos - co-markets Attunity Connect

Customers

         Our products are sold to large corporations and governmental and public institutions with in-house IT staff. The following table provides a breakdown by geographical area of our revenues, including maintenance revenues, during the last three fiscal years:

                                     2003             2002              2001
                                     ----             ----              ----
          Israel................    $2,952           $2,576           $ 2,761
          United States.........     6,528            7,025             7,589
          Europe................     5,411            4,950             4,012
          Asia..................       908            1,064             1,212
          South America.........       369            1,500             1,066
          Other.................       449              340               229
                                   -------          -------           -------
          Total.................   $16,617          $17,455           $16,869
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

C.   ORGANIZATIONAL STRUCTURE

         Our wholly owned subsidiaries act as marketing and customer service organizations in the countries where they are incorporated and in most instances for neighboring countries. The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our active subsidiaries:


                                                Country of          Ownership
     Subsidiary Name                            Incorporation       Percentage
     -----------------------------------------  ---------------     ----------
     Attunity Inc.............................  United States         100%
     Attunity (UK) Limited....................  United Kingdom        100%
     Attunity France..........................  France                100%
     Attunity Australia.......................  Australia             100%
     Attunity Hong Kong Limited...............  Hong-Kong (PRC)       100%
     Attunity Singapore PTE Ltd...............  Singapore             100%
     Attunity Israel (1992) Ltd...............  Israel                100%
     Attunity Software Services (1991) Ltd....  Israel                 98.8%

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

         In the last quarter of 2001, we implemented a restructuring plan. In accordance with such plan, we reduced the number of our employees by 30 persons (a 16% reduction from our September 2001 level of 190 employees), the majority of which were in research and development and sales and marketing, and we also reduced salaries of most of our remaining employees by 20% on average. As a result of the foregoing, our research and development and selling and marketing expenses decreased in 2002. In addition, we substantially reduced our marketing investments in 2002. We believe that this reduction in the number of our employees and our marketing investments did not have a material adverse effect on our ability to develop and market our products.

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

         We and our subsidiaries have also adopted Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition", or SAB No. 104.

         Revenue from license and services fees are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectibility is probable. We do not grant a right of return to our customers.

         We determine that persuasive evidence of an arrangement exists with respect to a customer when we have a purchase order from the customer or a written contract, which is signed by both us and customer (documentation is dependent on the business practice for each type of customer).

         Our software may be either physically or electronically delivered to the customer. We determine that delivery has occurred upon shipment of the software or when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software on its hardware.

         We consider all arrangements with payment terms extending beyond five months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

         We determine whether collectibility is probable on a case-by-case basis. When assessing probability of collection, we consider the number of years in business and history of collection. If we determine from the outset that collectibility is not probable based upon our review process, revenue is recognized as payments are received.

         With regard to software arrangements involving multiple elements, we have adopted Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions", or SOP No. 98-9. According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance and support, consulting and training) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element.

         Our determination of fair value of each element in multiple-element arrangements is based on VSOE. We align our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to the maintenance and support, installation and training ("professional") services components of our license arrangements. We sell our professional services separately, and accordingly we have established VSOE for professional services based on our hourly or daily rates. VSOE for maintenance and support is determined based upon the customer's annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, we recognize revenue from licenses upon delivery using the residual method in accordance with SOP No. 98-9.

         Arrangements for the sale of software products that include installation and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. We determined that these services are not considered essential to the functionality of other elements of the arrangement, therefore, these revenues are recognized as a separate element of the arrangement.

         Revenues from royalties are recognized according to quarterly royalties reports, as such reports are received from customers. Royalties are received from customers who embedded our products in their own products and we are entitled to a percentage of the customer revenue from the combined product.

         Maintenance and support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

         Services revenues are recognized as the services are performed.

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

         Research and Development Expenses, Net. Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a detailed program design incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standards No.86 "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", or SFAS No.86.

         Based on our product development process, technological feasibility is established upon completion of a detail program design.

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

         At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2003, 2002 and 2001, we recorded $1.5 million, $0 and $ 2.4 million, respectively, as impairment of capitalized software costs, which were included in "Cost of revenues."

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

                                                                  Year Ended December 31,
                                                           -------------------------------------
                                                                2003        2002       2001
                                                                ----        ----       ----
         Revenues:
            Software licenses.............................       36%         40%        38%
            Maintenance and support.......................       35          34         29
            Services......................................       29          26         33
                  Total revenues..........................      100         100        100
         Cost of revenues:
            Software licenses.............................       13          11         15
            Maintenance and support.......................        5           4          6
            Services......................................       25          22         29
         Impairment of software development costs                 9           -         14
                     Total cost of revenues...............       52          37         64
         Gross profit.....................................       48          63         36
            Research and development, net.................        9           8         21
            Selling and marketing.........................       36          31         72
            General and administrative....................       16          11         25
            Costs in respect of lawsuits                          6           6          -
            Restructuring  and termination costs..........        -           4          8
            Impairment of other assets....................        -           -          2
          Total operating expenses........................       67          60        128
          Operating income (loss).........................      (19)          3        (92)
          Financial income, net...........................        1           0          0
          Income taxes....................................        0           1          2
          Gain (loss) from continued operations                 (18)          2        (94)
          Gain on disposal of segment.....................        -           -          1
                                                             -------     -------      ----
          Net income (loss)...............................      (18)%         2%       (93)%
                                                             ========    =======     ======

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

         Revenues. Our revenues are derived primarily from software licenses, maintenance and support and professional services. Total revenues decreased 4.8% to $16.6 million in 2003 from $17.5 million in 2002. This decrease is mainly attributable to a 12.8% decrease in license revenues, which decreased to $6 million in 2003 from $6.9 million in 2002 mainly due to a $0.5 million decrease in sales of our legacy products. Maintenance and support revenues decreased 3.7% from $6.1 million to $5.8 million as a result of a decrease in our legacy products maintenance revenues. Services increased by 6% from $4.5 million to $4.7 million, all of which increase was attributable to our European operations. We expect that our license revenue will increase in 2004 and that our revenues from maintenance, support and professional services will remain at the same level in 2004.

         Cost of Revenues. Cost of license revenues consists primarily of production costs including media, packaging, freight and documentation, amortization and write off of capitalized software development costs and certain royalties and licenses payable to third parties and to the Office of the Chief Scientist of the Ministry of Industry and Trade, or the Chief Scientist. Cost of maintenance, support and services consists primarily of salaries of employees performing the services and related overhead. Our cost of revenues increased 35.2% to $8.6 million in 2003 from $6.4 million in 2002 primarily due to a $1.5 million write-off of capitalized software development costs relating to the BPI product which we no longer develop, a $0.2 million increase in royalties to the Chief Scientist and an increase in cost of services in our European operations resulting from local currency changes against the dollar of $0.3 million. We anticipate that our cost of revenues as a percentage of sales excluding any write-offs will remain the same in 2004.

         Gross Profit. Our gross profit decreased 27.8% to $8 million in 2003 from $11.1 million in 2002, as a direct result of decreased revenues and increased cost of revenues in 2003.

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

         Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, advertising expenses and sales offices maintenance and administrative costs. Selling and marketing expenses increased by 10.6% to $5.9 million in 2003 from $5.4 million in 2002 mainly due to an increase in marketing and business development investments of $0.4 million. We expect that our selling and marketing expenses will increase in 2004 as a result of our decision to add sales personnel and to increase our marketing expenses as part of our plan to increase our license revenues.

         General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, other administrative costs and bad debts. General and administrative expenses increased by 41.8% to $2.7 million in 2003 from $1.9 million in 2002. The increase is principally attributable to the increase of $0.4 million in bad debts in our Asia and Israeli operations, higher legal fees of $0.1 million, hiring a new Chief Financial Officer and an increase in the compensation of our Chairman and Chief Executive Officer of $0.5 million. We do not believe that our general and administrative expenses will increase significantly in 2004.

         Costs in Respect of Lawsuits. We recorded charges of $0.4 million and $0.8 million, in 2003 and 2002 respectively, relating to a legal dispute with the Special Situations Funds and $0.6 million and $0.3 million, in 2003 and 2002 respectively, relating to legal dispute with the landlord of our former offices in Massachusetts. Both disputes were resolved in early 2004 without additional costs.

         Restructuring and Termination Costs. In 2002 we had $0.6 million of charges relating to termination of our Chief Executive Officer and other expenses.

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

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

         Revenues. Total revenues increased 3.5% to $17.5 million in 2002 from $16.8 million in 2001. This increase is mainly attributable to a 9% increase in license revenues, which increased to $6.9 million in 2002 from $6.4 million in 2001, mainly due to an increase in sales of Attunity Connect. Maintenance and support revenues increased 21.6% from $5 million to $6.1 million as a result of increase in Attunity Connect maintenance revenues. Services decreased by 19.3% from $5.5 million to $4.5 million, as a result of our decision to significantly reduce our professional services in the U.S.

         Cost of Revenues. Cost of revenues decreased 41% to $6.4 million in 2002 from $10.8 million in 2001 primarily due to the decrease in write-offs and amortization of capitalized software development costs of $3.2 million and decrease in salary expenses of approximately $1.2 million.

         Gross Profit. Gross profit increased 83.6% to $11.1 million in 2002 from $6 million in 2001, as a direct result of increased revenues and decreased cost of revenues in 2002.

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

         Costs in Respect of Lawsuits. In 2002 we recorded charges of $0.8 million and $0.3 million relating to legal disputes with the Special Situations Funds and with the landlord of our former offices in Massachusetts respectively. In 2002 we recorded $0.6 million relating to severance payments and other expenses, compared with restructuring charges of $1.3 million relating to severance payments, write-off of leasehold improvements and other related expenses in 2001.

         Restructuring and Termination Costs. In 2002 we recorded $0.6 million of charges relating to the termination of our Chief Executive Officer and other expenses. In 2001, we recorded restructuring charges of $1.3 million relating to severance payments, write-off of leasehold improvements and other related expenses.

         Impairment of Other Assets. We recorded an impairment charge of $0.3 million relating to assembled workforce in 2001.

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

         Gain on Disposal of Segment. We recorded a $220,000 gain in 2001 with respect to provisions related to the disposal of Medatech in our financial statements for 2000.

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

         The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                                                               Israeli inflation
                                Israeli               Israeli          Israeli devaluation       adjusted for
Year ended December 31,       price index         inflation rate %           rate %              devaluation %
-----------------------       -----------         ----------------           ------              -------------
         1999                    408.0                    1.3                 (0.2)                    1.5
         2000                    408.0                    0                   (2.7)                    2.8
         2001                    413.8                    1.4                  9.3                    (7.8)
         2002                    440.65                   6.4                  7.3                    (0.7)
         2003                    432.34                  (1.9)                (7.6)                    6.1

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


  Contractual Obligations                      Payments due by Period
-----------------------------------  -------------------------------------------
                                              less than
                                      Total    1 year   1-3 Years   3-5 Years
                                     ------    ------   ---------   ---------
Long-term debt obligations.......    $   93    $  41     $   52       $--
Capital (finance) lease obligations     108       61         67        --
Operating lease obligations (*)..     1,549      590        889        70
                            -        ------     ----     ------       ---
Total............................    $1,750     $692     $1,008       $70
-------------------

(*) Does not include an operating lease obligation of $2,005 which was satisfied by the payment of $825 in early April 2004.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
        ------------------------------------------

A.   DIRECTORS AND SENIOR MANAGEMENT

         The following table lists the name, age, principal position and a biographical description of each of our executive officers and directors.

Name                              Age     Position with the Company
----                              ---     -------------------------
Shimon Alon ...................    53     Chairman of the Board of Directors
Arie Gonen.....................    58     Chief Executive Officer
Ofer Segev.....................    45     Chief Financial Officer
Shlomo Baumgarten..............    55     Vice President-Finance and Secretary
Dov Biran .....................    51     Director
Dan Falk.......................    59     Director*
Roni Ferber....................    61     Outside Director*
Anat Segal.....................    37     Outside Director*
Ron Zuckerman..................    47     Director

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

         Ofer Segev has been our Chief Financial Officer since June 2003. From January 2002 until June 2003 he served as the Chief Executive Officer of Teleknowledge Group Ltd., a private company in the billing and customer care field. From May 2001, he was the Chief Financial Officer of Teleknowledge Group Ltd. Prior to that, from May 2000 until April 2001, Mr. Segev was the Chief Financial Officer of Tundo Corp., a company in the VoIP field. Prior to that Mr. Segev was a partner at Kost Forer & Gabay, a predecessor to Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, where he led the high technology service group. Mr. Segev holds a B.A. degree in Economics and Accounting from Bar Ilan niversity in Israel and has studied at the Kellogg Graduate School of Management at Northwestern University.

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

E.   SHARE OWNERSHIP


Beneficial Ownership of Executive Officers and Directors

         The following table sets forth certain information as of May 18, 2004 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

                                 Number of Ordinary           Percentage of
                                      Shares               Outstanding Ordinary
                                 Beneficially Owned (1)          Shares (2)
                                 ----------------------    --------------------
Shimon Alon .................      1,367,845 (3,4,5,6)            8.5%
Arie Gonen ..................      1,383,333                      9.0%
Ofer Segev...................         95,000 (7)                  *
Shlomo Baumgarten............        156,500 (7,8)                1%
Dov Biran....................        863,720                      5.7%
Dan Falk.....................          3,333 (7)                  *
Roni Ferber..................         31,666 (7,9)                *
Anat Segal...................          3,333 (7)                  *
Ron Zuckerman................      1,367,845 (3,4,5,6)            8.5%
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

ITEM 9. THE OFFER AND LISTING
        ---------------------

A.   OFFER AND LISTING DETAILS


Annual Stock Information

         The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market:

Year                                        High                  Low
----                                        ----                  ---
1999...............................        $16.375               $6.75
2000...............................        $37.50                $3.3125
2001...............................         $5.50                $0.75
2002...............................         $2.12                $0.50
2003...............................         $2.22                $0.80

Quarterly Stock Information

         The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market:

                                                High                  Low
                                                ----                  ---
2002
----
First Quarter..........................        $1.55                 $0.72
Second Quarter.........................        $1.94                 $0.90
Third Quarter..........................        $2.12                 $0.90
Fourth Quarter.........................        $1.34                 $0.50

2003
----
First Quarter..........................        $1.05                 $0.80
Second Quarter.........................        $1.59                 $0.90
Third Quarter..........................        $1.48                 $1.00
Fourth Quarter.........................        $2.22                 $1.05

Monthly Stock Information

         The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market:

Month                                        High                   Low
------                                       ----                   ---
December 2003..........................     $2.22                  $1.21
January 2004...........................     $3.62                  $2.08
February 2004..........................     $3.34                  $2.53
March 2004.............................     $3.44                  $2.60
April 2004.............................     $3.36                  $2.62
May 2004...............................     $2.88                  $2.33

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

     For a company with foreign investment of....      The Company Tax rate is
     --------------------------------------------      -----------------------
     over 25% but less than 49%..................                25%
     49% or more but less than 74%...............                20%
     74% or more but less than 90%...............                15%
     90% or more.................................                10%

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
          --------------------------------------

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

ITEM 18. FINANCIAL STATEMENTS
         --------------------

         Consolidated Financial Statements.

Index to Financial Statements...............................................F-1

         Report of Independent Auditors.....................................F-2

         Consolidated Balance Sheets........................................F-3

         Consolidated Statements of Operations..............................F-5

         Statements of Changes in Shareholders' Equity......................F-6

         Consolidated Statements of Cash Flows..............................F-7

         Notes to Consolidated Financial Statements.........................F-9


ITEM 19. EXHIBITS
         --------

         Index to Exhibits

          Exhibit      Description
          -------      -----------

            1.1        Memorandum of Association of the Registrant (1)
            1.2        Articles of Association of the Registrant, as amended (2)
            2.1        Specimen of Ordinary Share Certificate (3)
            4.7        1992 Employee Stock Option Plan (4)
            4.8        1994 Employee Stock Option Plan (5)
            4.9        1998 Employee Stock Option Plan (6)
            4.10       2003 Israeli Stock Option Plan (7)
            4.11       Note and Warrant Purchase Agreement dated March 22,
                       2004 among the

                       Registrant and the purchasers listed on Exhibit A
                       thereto, Form of Warrant and Form of Convertible
                       Promissory Note (8)
            4.12       Employment and Services Agreement among the Registrant
                       and Mr. Gonen, effective as of January 1, 2004 (9)
            4.13       Loan Agreement dated June 3, 2004 among the
                       Registrant and Plenus Technologies Ltd., or Plenus;
                       Warrant to purchase Ordinary Shares issued by the
                       Registrant to Plenus; Floating Charge Agreement dated
                       June 3, 2004 among the Registrant, Plenus, Golden
                       Gate Bridge Fund (Israel), or Golden Gate, and United
                       Mizrachi Bank, Ltd., or Mizrachi Bank; and Fixed
                       Charge Agreement dated June 3, 2004 among the
                       Registrant and Plenus, Golden Gate and Mizrachi Bank
                       (10)
            4.14       Form of Warrant issued to Gaus Investments Ltd. and
                       R.4.B Ltd. (11)
            8          List of Subsidiaries of the Registrant (12)
           23.1        Consent of Kost Forer Gabbay & Kasierer, a Member of
                       Ernst & Young Global
           31.1        Certification of Chief Executive Officer pursuant to
                       Rule 13a-14(a) and Rule 15d-14(a)
                       of the Securities Exchange Act, as amended
           31.2        Certification of Chief Financial Officer pursuant to
                       Rule 13a-14(a) and Rule 15d-14(a)
                       of the Securities Exchange Act, as amended
           32.1        Certification of Chief Executive Officer pursuant to
                       18 U.S.C. Section 1350, as adopted pursuant to
                       Section 906 of the Sarbanes-Oxley Act of 2002.
           32.2        Certification of Chief Financial Officer pursuant to
                       18 U.S.C. Section 1350, as adopted pursuant to
                       Section 906 of the Sarbanes-Oxley Act of 2002.
----------------
(1) Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, registration number 33-54020, and incorporated herein by reference.
(2) Filed as Exhibit 3.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.
(3) Filed as Exhibit 4 to the Amendment No. 2 to the Registrant's Registration Statement on Form F-1, registration number 33-54020, filed on December 9, 1992, and incorporated herein by reference.
(4) Filed as Exhibit 10.2 to the Registrant's Registration Statement on Form F-1, registration number 33-54020, and incorporated herein by reference.
(5) Filed Exhibit 4.8 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(6) Filed Exhibit 4.9 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(7) Filed Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(8) Filed as Items 3, 4 and 5, respectively, to the Registrant's Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on March 25, 2004, and incorporated herein by reference.
(9) Filed as Exhibit 4.12 to the Registrant's annual report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(10) Filed as Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(11) Filed as Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(12) Filed as Exhibit 8 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

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

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
 Revenues (Note 15):
   Software licenses                                         $   6,045      $   6,931      $   6,355
   Maintenance and support                                       5,832          6,057          4,978
   Services                                                      4,740          4,467          5,536
                                                            ------------   ------------   -----------
                                                                16,617         17,455         16,869
                                                            ------------   ------------   -----------
 Cost of revenues:
   Software licenses                                             2,094          1,878          2,547
   Maintenance and support                                         801            715          1,042
   Services                                                      4,184          3,782          4,862
   Impairment of software development costs                      1,543              -          2,386
                                                            ------------   ------------   -----------
                                                                 8,622          6,375          10,837
                                                            ------------   ------------   -----------
 Gross profit                                                    7,995         11,080          6,032
                                                            ------------   ------------   -----------
 Operating expenses:
   Research and development, net (Note 16a)                      1,491          1,438          3,593
   Selling and marketing                                         5,938          5,369          12,120
   General and administrative                                    2,749          1,938          4,218
   Costs in respect of lawsuits (Note 16b)                         925          1,100              -
   Restructuring and termination costs (Note 16c)                    -            608          1,326
   Impairment of other assets                                        -              -            272
                                                            ------------   ------------   -----------
 Total operating expenses                                       11,103         10,453         21,529
 -----                                                      ------------   ------------   -----------
 Operating income (loss)                                        (3,108)           627        (15,497)
 Financial income, net (Note 16d)                                  236            141             48
 Income taxes (Note 13)                                             84            264            402
                                                            ------------   ------------   -----------
 Gain (loss) from continued operations                          (2,956)           504        (15,851)
                                                            ------------   ------------   -----------
 Discontinued operations:
   Gain on disposal of segment, net of income taxes                  -              -            220
                                                            ------------   ------------   -----------
 Net income (loss)                                           $  (2,956)     $     504      $ (15,631)
                                                            ============   ============   ===========
 Basic and diluted net earnings (loss) per share from
   continued operations                                      $   (0.20)     $    0.03      $   (1.36)
                                                            ============   ============   ===========
 Basic and diluted net earnings (loss) per share from
   discontinued operations, net of income taxes              $       -      $       -      $    0.02
                                                            ============   ============   ===========
 Basic and diluted net earnings (loss) per share             $   (0.20)     $    0.03      $   (1.34)
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

               During 2001, the Company recorded impairment expenses amounting to $ 272 attributed to assembled workforce, according to Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which were included in "Impairment of other assets". In 2003 and 2002, no impairment losses were identified.

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

               At  each   balance   sheet  date,   the  Company   assesses   the
               recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2003, 2002 and 2001 the Company recorded $ 1,543, $ 0 and $ 2,386, respectively, as impairment losses of capitalized software costs, which were included in cost of revenues.

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

               Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

               Persuasive evidence of an arrangement exists - The Company determines that persuasive evidence of an arrangement exists with respect to a customer when it has a purchase order from the customer or a written contract, which is signed by both the Company and customer (documentation is dependent on the business practice for each type of customer).

               Delivery has occurred - The Company's software may be either physically or electronically delivered to the customer. The Company determines that delivery has occurred upon shipment of the software or when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software on its hardware.

               The fee is fixed or determinable - The Company considers all arrangements with payment terms extending beyond 5 months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

               Collectibility is probable - The Company determines whether collectibility is probable on a case-by-case basis. When assessing probability of collection, the Company considers the number of years in business and history of collection. If the Company determines from the outset that collectibility is not probable based upon its review process, revenue is recognized as payments are received.

               With regard to software arrangements involving multiple elements, the Company has adopted Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 98-9"). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support, consulting and training) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element.

               The Company's determination of fair value of each element in multiple-element arrangements is based on VSOE. The Company aligns its assessment of VSOE for each element to the price charged when the same element is sold separately. The Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has sufficient VSOE to allocate revenue to the maintenance and support, installation and training ("professional") services components of its license arrangements. The Company sells its professional services separately, and accordingly it has established VSOE for professional services based on its hourly or daily rates. VSOE for maintenance and support is determined based upon the customer's annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, the Company recognizes revenue from licenses upon delivery using the residual method in accordance with SOP No. 98-9.

               Arrangements for the sale of software products that include installation and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. The Company had determined that these services are not considered essential to the functionality of other elements of the arrangement, therefore, these revenues are recognized as a separate element of the arrangement.

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

               Services revenues are recognized as the services are performed.

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

               In 2003, the Company increased its allowance for doubtful accounts to provide for doubtful receivables, mainly in the Far East and in Israel.

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

               ProF forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

               The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                           2003           2002          2001
                                        -----------   ------------   -----------

              Dividend yield                0%             0%             0%
              Expected volatility         43.8%          79.5%           130%
              Risk-free interest           3.5%            3%             3%
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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          q.   Basic and diluted net earnings (loss) per share:

               Basicnet earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

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

                    The Company has appealed on the decision and, in January 2004, the upper court affirmed the decision against the Company. In 2002, the Company recorded a one-time charge in the amount of $ 810, and an addition $ 365 in 2003 related to the outcome of the lawsuit and its related expenses. The charge was included at costs in respect of lawsuits in the statement of operations.

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
                                             =============    =============

          In 2003, 2002 and 2001 over 90% of the license revenues were derived from the Connect product.

          The Company's maintenance and support revenues are derived from annual maintenance and support payments made by customers who use the Connect product or the Corvision, Mancal 2000 and Aptuser products, which are legacy products. In 2003, 2002 and 2001 maintenance and support revenues derived from the legacy products represented 48%, 50% and 59%, respectively out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2003, 2002 and 2001 related to the Connect product represented 52%, 50% and 41%, respectively out of the total consolidated maintenance and support revenues.

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

NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA


          a.   Research and development costs, net:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
                 Total costs                                 $  3,084       $  3,033       $  5,382
                 Capitalized software development costs        (1,593)        (1,595)        (1,789)
                                                            ------------   ------------   -----------
                                                             $  1,491       $  1,438       $  3,593
                                                            ============   ============   ===========
          b.   Costs in respect of lawsuits:

                 SSF lawsuit (1)                             $    365       $    810       $      -
                 Burlington lease lawsuit (2)                     560            290              -
                                                            ------------   ------------   -----------
                                                             $    925       $  1,100       $      -
                                                            ============   ============   ===========

          c.   Restructuring and termination costs:

                 Restructuring charges (3)                   $      -       $      -       $  1,326
                 Employment termination benefits (4)                -            467              -
                 Others                                             -            141              -
                                                            ------------   ------------   -----------
                                                             $      -       $    608       $  1,326
                                                            ============   ============   ===========

               (1)  See Note 11c.

               (2) In 2002, the Company's subsidiary in the United States ceased the use of its former lease facilities before the end of the agreement term, which will expire in September 2005.

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

                    In 2003 the landlord sued the Company for non-payment of the lease fees for 2003. In March 2004, the Company and the landlord settled the dispute where the Company has agreed to pay $ 825 and be released from the lease agreement.

               (3) In September 2001, after sustaining substantial losses, the Company implemented a restructuring plan. The plan consisted of the involuntary termination of 30 employees and write-off of leasehold improvements that have no useful use as a result of the dismissal of employees. The Company recorded restructuring changes in accordance with Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain costs in a restructuring) " and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Changes".

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




                             - - - - - - - - - - - -

                               S I G N A T U R E S


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            ATTUNITY LTD.


                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer





         Dated:  November 22, 2004