Form 20-F
period 2004-12-31
ATTUNITY LTD
filed 2005-06-30
CIK 893821

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM___________ TO__________

                         COMMISSION FILE NUMBER: 0-20892

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

                  ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
                  AS OF DECEMBER 31, 2004.................. 15,356,740

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statements File Nos. 333-11972 and 333-14140 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and
333-122302.

================================================================================

                                  INTRODUCTION

      Unless indicated otherwise by the context, all references in this Annual Report to:

      o "WE", "US", "OUR", "ATTUNITY", or the "COMPANY" are to Attunity Ltd and its subsidiaries;

      o     "DOLLARS" OR "$" are to United States dollars;

      o     "NIS" OR "SHEKEL" are to New Israeli Shekels;

      o THE "COMPANIES LAW" OR THE "ISRAELI COMPANIES LAW" are to the Israeli Companies Law, 5759-1999; and

      o     THE "SEC" are to the United States Securities and Exchange
            Commission.

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

      Our consolidated financial statements appearing in this Annual Report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States (PCAOB).

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

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      Except for the historical information contained in this Annual Report, the statements contained in this Annual Report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements also include statements in Item 4 - "Information on the Company" and Item 5 - "Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. "Key Information- Risk Factors."

                           TABLE OF CONTENTS

PART I ...........................................................................   1

  ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ...............   1
  ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE .............................   1
  ITEM 3.    KEY INFORMATION .....................................................   1
             A.    Selected Financial Data .......................................   1
             B.    Capitalization and Indebtedness ...............................   2
             C.    Reasons for the Offer and Use of Proceeds .....................   2
             D.    Risk Factors ..................................................   2
  ITEM 4.    INFORMATION ON THE COMPANY ..........................................  12
             A.    History and Development of the Company ........................  12
             B.    Business Overview .............................................  13
             C.    Organizational Structure ......................................  19
             D.    Property, Plants and Equipment ................................  19
  ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS ........................  20
             B.    Liquidity and Capital Resources ...............................  28
             C.    Research and Development, Patents and Licenses ................  29
             D.    Trend Information .............................................  29
             E.    Off-Balance Sheet Arrangements ................................  30
             F.    Tabular Disclosure of Contractual Obligations .................  30
  ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ..........................  30
             A.    Directors and Senior Management ...............................  30
             B.    Compensation ..................................................  33
             C.    Board Practices ...............................................  35
             D.    Employees .....................................................  43
             E.    Share Ownership ...............................................  44
  ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ...................  47
             A.    Major Shareholders ............................................  47
             B.    Related Party Transactions ....................................  49
             C.    Interests of Experts and Counsel ..............................  50
  ITEM 8.    FINANCIAL INFORMATION ...............................................  50
             A.    Consolidated Statements and Other Financial Information .......  50
             B.    Significant Changes ...........................................  51
  ITEM 9.    THE OFFER AND LISTING ...............................................  51
             A.    Offer and Listing Details .....................................  51
             B.    Plan of Distribution ..........................................  52
             C.    Markets .......................................................  52
             D.    Selling Shareholders ..........................................  52
             E.    Dilution ......................................................  52
             F.    Expense of the Issue ..........................................  52
  ITEM 10.   ADDITIONAL INFORMATION ..............................................  52
             A.    Share Capital .................................................  52
             B.    Memorandum and Articles of Association ........................  52
             C.    Material Contracts ............................................  56
             D.    Exchange Controls .............................................  57
             E.    Taxation ......................................................  57
             F.    Dividend and Paying Agents ....................................  68
             G.    Statement by Experts ..........................................  68
             H.    Documents on Display ..........................................  68
             I.    Subsidiary Information ........................................  69
  ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS ..........  69
  ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ..............  70

PART II ..........................................................................  70

  ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES .....................  70
  ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
               USE OF PROCEEDS ...................................................  70
  ITEM 15.   CONTROLS AND PROCEDURES .............................................  70
  ITEM 16.   [RESERVED] ..........................................................  71
  ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT ....................................  71
  ITEM 16B.  CODE OF ETHICS ......................................................  71
  ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES ..............................  71
  ITEM 16D.  EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT
               COMMITTEE .........................................................  72
  ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND
               PURCHASERS ........................................................  72

PART III .........................................................................  72

  ITEM 17.   FINANCIAL STATEMENTS ................................................  72
  ITEM 18.   FINANCIAL STATEMENTS ................................................  72
  ITEM 19.   EXHIBITS ............................................................  73
  S I G N A T U R E S ............................................................   2

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.     KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The following selected consolidated statements of operations data for the years ended December 31, 2004, 2003 and 2002 and the selected consolidated balance sheet data as of December 31, 2004, 2003 and 2002, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statements of operations data for the years ended December 31, 2001 and 2000 and the selected consolidated balance sheet data as of as of December 31, 2002, 2001 and 2000, which have been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this Annual Report.

      THE SELECTED CONSOLIDATED FINANCIAL DATA SET FORTH BELOW SHOULD BE READ IN CONJUNCTION WITH, AND ARE QUALIFIED BY REFERENCE TO, ITEM 5, "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND THE OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS ANNUAL REPORT.

BALANCE SHEET DATA:

                                                                              DECEMBER 31,
                                                      -----------------------------------------------------------
                                                        2004         2003         2002        2001         2000
                                                      --------     --------     --------    --------     --------
                                                                      (U.S. DOLLARS IN THOUSANDS)
Working capital (deficiency) .....................    $ (1,272)    $   (553)    $    667    $   (142)    $  6,983
Total assets .....................................      18,143       20,212       21,484      21,294       33,506
Short-term debt, including current
   maturities of long-term debt ..................          70          308          380         405          260
Long-term debt, less current maturities ..........          62           99           55         211          268
Shareholders' equity .............................       9,672       10,473       13,080      12,325       23,977

      INCOME STATEMENT DATA:

                                                                        YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------------------------
                                                        2004         2003         2002        2001         2000
                                                      --------     --------     --------    --------     --------
                                                           (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues .........................................    $ 17,637     $ 16,617     $ 17,455    $ 16,869     $ 18,671
Cost of revenues .................................       7,453        8,622        6,375      10,837        8,345
                                                      --------     --------     --------    --------     --------
Gross profit .....................................      10,184        7,995       11,080       6,032       10,326
Research and development costs, net (1) ..........       1,475        1,491        1,438       3,593        3,559
Selling and marketing expenses ...................       7,878        5,938        5,369      12,120       11,992
General and administrative expenses ..............       2,580        2,749        1,938       4,218        5,463
Costs in respect of lawsuits .....................          --          925        1,100          --           --
Restructuring and termination costs ..............       1,786           --          608       1,326           --
Impairment of investment and other assets ........          --           --           --         272        6,090
In-process research and development write-off ....          --           --           --          --       12,997
                                                      --------     --------     --------    --------     --------
Total operating expenses .........................      13,719       11,103       10,453      21,529       40,101
Operating income (loss) ..........................      (3,535)      (3,108)         627     (15,497)     (29,775)
Financial income (expenses), net .................        (466)         236          141          48          416
Other income .....................................          40           --           --          --           --
                                                      --------     --------     --------    --------     --------
Income (loss) before taxes on income .............      (3,961)      (2,872)         768     (15,449)     (29,359)
Income taxes(tax benefit) ........................          79           84          264         402         (200)
                                                                   --------     --------    --------     --------
Gain (loss) from continued operations ............      (4,040)      (2,956)         504     (15,851)     (29,159)
Earnings from discontinued operations of a
   segment, net of taxes .........................          --           --           --          --           82
Gain (loss) on disposal of segment ...............          --           --           --         220       (2,224)
                                                                   --------     --------    --------     --------
Gain (loss) from discontinued operations .........          --           --           --         220       (2,142)
Net income (loss) ................................    $ (4,040)    $ (2,956)    $    504    $(15,631)    $(31,301)
                                                                   ========     ========    ========     ========
Basic and diluted net earnings (loss) per share
   from continuing operations ....................    $  (0.27)    $  (0.20)    $   0.03    $  (1.36)    $  (2.96)
                                                                   ========     ========    ========     ========
Basic and diluted net earnings (loss) per share
   from discontinued operations ..................    $     --     $     --     $     --    $   0.02     $  (0.22)
                                                                   ========     ========    ========     ========
Basic and diluted net earnings (loss) per share...    $  (0.27)    $  (0.20)    $   0.03    $  (1.34)    $  (3.18)
                                                      ========     ========     ========    ========     ========
Number of shares used to compute diluted earnings
   (loss) per share ..............................      15,151       14,767       14,725      11,666        9,844
                                                      ========     ========     ========    ========     ========

---------------
(1) Total research and development costs are offset in part by royalty-bearing grants and the capitalization of certain computer software development costs.

B.    CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

D.    RISK FACTORS

      THE FOLLOWING RISK FACTORS, AMONG OTHERS, COULD IN THE FUTURE AFFECT OUR ACTUAL RESULTS OF OPERATIONS AND COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN FORWARD-LOOKING STATEMENTS MADE BY US. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND WE ASSUME NO OBLIGATION TO UPDATE THIS INFORMATION. BEFORE YOU DECIDE TO BUY, HOLD, OR SELL OUR ORDINARY SHARES, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, IN ADDITION TO THE OTHER INFORMATION CONTAINED ELSEWHERE IN THIS REPORT. THE FOLLOWING RISK FACTORS ARE NOT THE ONLY RISK FACTORS FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO AFFECT OUR BUSINESS. OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATION COULD BE SERIOUSLY HARMED IF ANY OF THE EVENTS UNDERLYING ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCURS. IN THAT EVENT, THE MARKET PRICE FOR OUR ORDINARY SHARES COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

                     RISK FACTORS RELATING TO OUR BUSINESS

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE.

      We incurred an operating loss in the fiscal year ended December 31, 2004 and in three of the four preceding years, although we recorded an operating profit in the fiscal year ended December 31, 2002. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE TO US.

      Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, and the payment terms offered to our customers. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least June 30, 2006, we may need to raise additional funds in the future for a number of uses, including:

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

      Any equity or convertible debt financings, if available at all, may cause dilution to our then-existing shareholders. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares would decrease and the percentage ownership of then current shareholders would be diluted.

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

      Our operating results reflect seasonal trends and we expect to continue to be affected by such trends in the future, primarily in the third quarter ending September 30, when we expect to continue to experience relatively lower sales as a result of reduced sales activity in Europe during the summer months. Due to the foregoing factors, in some future quarter our operating results may be below the expectations of public market analysts and investors. In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

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

      In light of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Although we have experienced revenue growth in the past, we may not be able to sustain this growth rate, and you should not consider such past growth indicative of future revenue growth, or of future operating results.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

      We are based in Israel and generate a large portion of our sales outside the United States. Our sales outside of the United States accounted for 64.1%, 60.7%, and 59.8% of our total revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

      As we conduct business globally, our future results could also be materially adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

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

      o     potentially adverse tax consequences; and

      o     political and economic instability.

      We cannot be certain that we, our distributors or our resellers will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

OUR RESULTS OF OPERATIONS MAY BE HARMED BY CURRENCY FLUCTUATIONS.

      We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in dollars, the Euro and British Pound, a significant portion of our expenses are incurred in NIS. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to so do or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.

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

A SIGNIFICANT PORTION OF OUR REVENUES ARE DEPENDENT ON MAINTENANCE PAYMENTS FROM CUSTOMERS USING OUR LEGACY PRODUCTS.

      Approximately 15.0% of our revenues in the year ended December 31, 2004 were derived from annual maintenance payments made by customers who use CorVision, Mancal 2000 and APTuser, which are legacy software products. In 2004, 2003 and 2002, these revenues on a consolidated basis totaled $2.7 million, $2.7 million and $3.0 million, respectively. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a reduction in our maintenance revenues and may adversely affect our operating results.

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

TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT THE MARKET ACCEPTANCE OF OUR PRODUCTS AND SERVICES.

      We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements. The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Any future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

      o supporting existing and emerging hardware, software, databases and networking platforms; and

      o developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements.

OUR PRODUCTS MAY CONTAIN DEFECTS THAT MAY BE COSTLY TO CORRECT, DELAY MARKET ACCEPTANCE OF OUR PRODUCTS, HARM OUR REPUTATION AND EXPOSE US TO LITIGATION.

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

THE LOSS OF THE SERVICES OF OUR KEY PERSONNEL WOULD NEGATIVELY AFFECT OUR BUSINESS.

      Our future success depends to a large extent on the continued services of our senior management and key personnel. In particular, we are dependent on the services of a small number of key executives. Any loss of the services of members of our senior management or other key personnel, particularly to a competitor, would negatively affect our business.

OUR RESULTS MAY BE ADVERSELY AFFECTED BY COMPETITION.

      The market for our software products is fragmented and is intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market and, consequently, the entrance of new competitors into the market. Such new entrants may include the information technology, or IT, departments of current and potential customers of ours that develop solutions that compete with our products. Our existing and potential competitors, such as Informatica and IBM, may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

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

A GROUP OF INVESTORS BENEFICIALLY OWNS A SUBSTANTIAL AMOUNT OF OUR SHARES AND MAY INFLUENCE OUR AFFAIRS.

      A group of investors led by Messrs. Shimon Alon (the Chairman of our board of directors), Ron Zuckerman (a member of our board of directors) and Itzhak
(Aki) Ratner (our Chief Executive Officer and a member of our board of directors), to which we refer as the Investors Group, owns an aggregate of approximately 12.0% of our outstanding voting power (and beneficially owns, including ordinary shares issued upon the conversion of notes and exercise of warrants, an aggregate of approximately 27.8% of our outstanding ordinary shares) and currently has a contractual right to designate two members for election to our board of directors. As a result, the Investors Group has a significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

ISSUANCE OF A SIGNIFICANT AMOUNT OF ADDITIONAL ORDINARY SHARES ON ACCOUNT OF OUTSTANDING WARRANTS AND CONVERTIBLE NOTES AND/OR SUBSTANTIAL FUTURE SALES OF OUR ORDINARY SHARES MAY DEPRESS OUR SHARE PRICE.

      As of June 6, 2005, we had 17,091,359 ordinary shares issued and outstanding and approximately 8.55 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants and the conversion of convertible notes. This includes 1,018,182 ordinary shares (290,909 of which are issuable upon the exercise of outstanding warrants) that were issued to investors in a private placement that we completed in January 2005, and that are the subject of a registration statement on Form F-3 that we filed but has not yet been declared effective. Registration of these shares would generally result in these shares becoming freely tradable without restriction immediately upon the effectiveness of such registration. The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and convertible notes will dilute our current shareholders and may depress our share price. In addition, if our shareholders, and in particular those investors, sell substantial amounts of our ordinary shares, including shares issuable upon the exercise of outstanding warrants, convertible notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

WE DO NOT INTEND TO PAY CASH DIVIDENDS.

      Our policy is to retain earnings for use in our business and, for this reason, we do not intend to pay cash dividends on the ordinary shares in the foreseeable future.

               RISK FACTORS RELATING TO OUR OPERATIONS IN ISRAEL

SECURITY, POLITICAL AND ECONOMIC INSTABILITY IN ISRAEL MAY HARM OUR BUSINESS.

      We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in Israel directly affect our business.

      Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel's relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time.

      In addition, due to significant economic measures implemented by the Israeli Government and other measures currently pending, there have been strikes and work stoppages in 2003 and 2004, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work - stoppages, and these may have a material adverse effect on the Israeli economy and on us.

OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATION OF PERSONNEL TO PERFORM MILITARY SERVICE.

      Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually. They may also be further subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers, key employees or a significant number of other employees due to military service, and any disruption in our operations would harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

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

WE CANNOT GUARANTEE CONTINUATION OF GOVERNMENT PROGRAMS AND TAX BENEFITS.

      We have in the past received certain Israeli government grants and may in the future utilize certain tax benefits in Israel by virtue of these programs. To remain eligible for these grants and tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs (with interest and linkage differentials) or pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our business, financial condition and results of operations could be negatively affected.

BECAUSE WE RECEIVED GRANTS FROM THE ISRAELI OFFICE OF THE CHIEF SCIENTIST, WE ARE SUBJECT TO ONGOING RESTRICTIONS.

      We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. We are obligated to pay royalties with respect to the grants received. In addition, the terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies, outside of Israel, if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. Any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

SERVICE AND ENFORCEMENT OF LEGAL PROCESS ON US AND OUR DIRECTORS AND OFFICERS MAY BE DIFFICULT TO OBTAIN.

      Service of process upon us, our Israeli subsidiaries and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

      There is also doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

      o adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

      o the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

      o the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

      o the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

      o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

      o the U.S. court is not prohibited from enforcing judgments of Israeli courts.

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

ITEM 4.     INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

CORPORATE HISTORY AND DETAILS

      We were incorporated under the laws of the State of Israel in 1988 as I.S.G. Software Industries Ltd. and our legal form is a company limited by shares. We changed our name to ISG International Software Group Ltd. in 1992 and we changed our name to Attunity Ltd. in October 2000.

      We have subsidiaries in Israel, the United States, the United Kingdom, France, Australia, Singapore and Hong Kong. Our executive headquarters are located at Einstein Building, Tirat Carmel, Haifa 39101, Israel, telephone number (972) 4-855-9666 and at 8 Aba Even Blvd., Herzelia 46733, Israel, telephone number (972) 9-960-2600. Our United States-based subsidiary, Attunity Inc., maintains its principal offices at 70 Blanchard Road, Burlington, Massachusetts 01803, telephone number (781) 213-5200. Our address on the Internet is http://www.attunity.com. THE INFORMATION ON OUR WEBSITE IS NOT INCORPORATED BY REFERENCE INTO THIS ANNUAL REPORT.

      We began operations in 1989 and when we went public in December 1992, our principal products were the APT product family of software productivity tools, comprised of the APTuser - a production report generator and APTools - a comprehensive software development system. In 1993, we acquired Meyad Computers Company (1991) Ltd. (now known as Attunity Software Services (1991) Ltd.) which owned Mancal 2000 - a financial and logistic application software package. In 1994, we acquired Cortex Inc., which owned CorVision - an application generator for enterprise applications. In 1996, we released Attunity Connect(R) - a universal data and application access product.

RECENT BUSINESS DEVELOPMENTS

      During 2004, we determined to increase our focus on our core software business and development activities and to reduce our involvement in non-core consulting operations. This focus was carried out namely through the sale of our non-core consulting operations in France and in Israel in the first quarter of 2005 (see Item "5.A. "Operating and Financial Review and Prospects - Operating Results - Discontinued Operations").

      During 2004, the composition of our management team underwent several key changes, including the appointment of Mr. Aki Ratner as our Chief Executive Officer, effective September 9, 2004, replacing Mr. Arie Gonen, who had been our founder and served as our Chief Executive Officer since September 2002 (SEE ITEM 6A. "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - DIRECTORS AND SENIOR MANAGEMENT").

      Our principal financing activities in the past three fiscal years are as follows:

      o In January 2005, we completed a private placement transaction in which we issued (i) 727,273 ordinary shares at a purchase price of $2.75 per share, resulting in aggregate proceeds (before expenses) of approximately $2.0 million and (ii) warrants to purchase up to 290,909 of our ordinary shares (SEE ITEM 10C "ADDITIONAL INFORMATION
            - MATERIAL CONTRACTS - 2005 PRIVATE PLACEMENT"); and

      o In May 2004, we completed a private placement transaction in which we issued to the Investors Group convertible promissory notes in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share (SEE ITEM 10C. "ADDITIONAL INFORMATION - MATERIAL CONTRACTS - 2004 PRIVATE PLACEMENT").

B.    BUSINESS OVERVIEW

      We are a leading provider of enterprise data integration software. With the use of our family of products, which we market as the Attunity Integration Suit, or AIS, companies are able to optimally connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership. We also provide consulting, maintenance and other related services for our products including maintenance services to our legacy products:
CorVision - an application generator, APTuser - a database retrieval and production report generator, and, Mancal 2000 - a logistics and financial application software package.

PRODUCTS AND SERVICES

ATTUNITY CONNECT - STANDARD DATA ACCESS AND LEGACY ADAPTER SUITE

      Attunity Connect is a suite of pre-built adapters to mainframe and enterprise data sources. It is designed to provide seamless access legacy data for business intelligence and enterprise portals; build Dot.NET and J2EE applications that interoperate with legacy systems; and accelerate EAI initiatives with certified adapters. Attunity Connect resides natively on the data server to provide standard, service-oriented integration (SQL, XML, Web Services) to a broad list of data sources on platforms ranging from Windows and Unix to HP NonStop and Mainframe. With robust support for metadata, bi-directional read/write access and transaction management, Attunity Connect simplifies and reduces the cost of legacy integration.

      KEY FEATURES

      o     Standard, service-oriented interfaces (SQL, XML, Web Services)
      o     Comprehensive pre-built adapters library on virtually any platform
      o     Transactional read/write integration
      o     Query governing
      o     Enterprise class scalability, reliability and performance
      o     Certified with leading BI and EAI products
      o     Simple installation and fast configuration using wizard-based GUI

      KEY BENEFITS

      o     Accelerate integration projects
      o     Reduce implementation risk

      o     Reduce the cost of ownership
      o     Maximize the utilization of existing legacy systems
      o Increased ROI with support for multiple IT initiatives with a single solution

ATTUNITY STREAM - CAPTURE CHANGES TO ENTERPRISE DATA SOURCES AND STREAM THEM IN REAL-TIME

      Attunity Stream captures and delivers the changes made to enterprise data sources in real-time. Using Attunity Stream, organizations can move mainframe and enterprise operational data in real-time to data warehouses and data marts, significantly improve the efficiency of ETL processes, synchronize data sources, and enable event-driven business activity monitoring and processing. Attunity Stream provides agents that non-invasively monitor and capture changes to mainframe and enterprise data sources. Changes are delivered in real-time or consumed as required using standard interfaces.

      KEY FEATURES

      o Real-time capture of changes from mainframe data sources (e.g. VSAM, DB2)
      o     SQL-based change delivery for ETL and data-oriented applications
      o     XML-based change delivery for EAI and message-oriented applications
      o     Simple installation and fast configuration using wizard-based GUI
      o     Auditing and recoverability

      KEY BENEFITS

      o     Improve data timeliness in the Data Warehouse (up to the second)
      o     Dramatically reduce the required resources for ETL
      o     No downtime for ETL
      o     Enable event-driven Business Activity Monitoring (BAM)

ATTUNITY FEDERATE - VIRTUAL DATA FEDERATION FOR EII

      Attunity Federate provides Enterprise Information Integration (EII) across heterogeneous data sources. Using Attunity Federate, companies can create single views of business information (e.g. Single Customer View), make it easier for business users to access information in multiple data silos with virtual data models, complement data warehouses with real-time access to operational data stores, and guarantee data integrity with distributed transaction management. Attunity Federate joins heterogeneous data sources to make them available as a virtual data layer. Attunity Federate uses distributed query optimization and processing engines that reside natively on enterprise data servers to provide superior performance, security, and transaction management. Attunity Federate leverages Attunity Connect adapters to access any data source in the enterprise.

      KEY FEATURES

      o     Real-time information integration across disparate data source
      o     A virtual metadata catalog of information sources and data models
      o     High performance and availability
      o     Robust security and access control
      o     Broad set of standard SQL and XML interfaces
      o     Distributed query optimization and processing

      o     Read and Write capabilities, with support for transaction management
      o     Simple installation and fast configuration using wizard-based GUI

      KEY BENEFITS

      o Decouple applications from data sources using a virtual insulation layer
      o Serve users with a 360(degrees) single view of enterprise information (e.g. Customer)
      o     Provide simplified data models for business users
      o     Reduce data redundancy
      o     Use real-time operational data
      o     Improve business insight by integrating operational and historical
            (DW) information

LEGACY PRODUCTS

      Our legacy products, which are no longer part of the AIS package, include the following:

      CORVISION: CorVision is an application generator tool that runs on Digital VAX computers under the Open VMS operating system and allows developers to use either terminals or a Client/Server Windows application connected to VAX computers. We are no longer selling new licenses for CorVision.

      APTUSER: APTuser is a production report generator able to access data residing in different databases and file managers such as Oracle, Ingres, Informix, Sybase, Rdb, Adabas, RMS and C-ISAM. APTuser is able to generate combined reports, which access all of these files and databases concurrently. APTuser is available for OpenVMS, HP/UNIX, IBM AIX, Data General Aviion and SUN Solaris operating systems.

      MANCAL 2000: Mancal 2000 is a comprehensive financial and logistics software application package developed to address the accounting and material management requirements of large organizations. We are no longer selling new licenses for Mancal 2000.

CUSTOMER SUPPORT SERVICES

      We provide the following direct support services to our customers:

      HOT-LINE SUPPORT. We provide technical advice and information on the use of our products. Our hot-line support is also responsible for publishing technical bulletins and distributing new versions of software and program "patches." Such hot-line customer support is typically provided through toll-free telephonic support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. We have hot-line operations in the United States, Israel, France, the United Kingdom, Hong Kong and Australia. Support is provided via telephone, remote-access and e-mail. Most of our customers are covered by support contracts, with, in some cases, services being provided by local subcontractors.

      On November 7, 2004, our two Israeli subsidiaries entered into an outsourcing agreement with One Software Technologies (O.S.T.) Ltd., or O.S.T., an Israeli company, whereby O.S.T. agreed to provide support and maintenance services to customers using our legacy product, Mancal 2000, and certain services to other customers. Under the terms of the two-year renewable agreement, O.S.T. will be responsible for the Mancal 2000 related support and maintenance services, in consideration for a portion of our revenues derived from such services. In order to, among other things, ensure a seamless transition for customers, O.S.T. hired several of our employees engaged in the Mancal 2000 support services. In the first quarter of 2005, we sold a portion of these services, previously outsourced to O.S.T, to O.S.T for approximately $57,000.

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

SALES AND MARKETING

      Our products and services are sold through both direct and indirect channels, including distributors, value-added resellers, and Original Equipment Manufacturer, or OEM, partners. We maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, France, Hong Kong, Australia and Israel. We distribute our products in Japan, South Korea, Taiwan, Singapore, South Africa, Italy, Germany, Spain and South and Central America through independent distributors. Our field force is comprised of 15 persons in North America, 15 persons in Europe, the Middle East and Africa, and 8 persons in the Asia Pacific region.

      Over the course of the past two years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors and system integrators. We have entered into a number of partnerships, such as:

      OEM & VALUE ADDED RESELLER PARTNERS: Oracle, Hewlett Packard, Attachmate, Ascential, Hummingbird, Motorola, IDX

      CONSULTING & INTEGRATOR PARTNERS: Avanade, HP Services, Cactus

      COMPLEMENTARY TECHNOLOGY PARTNERS: Microsoft, Business Objects, IBM,
Cognos

CUSTOMERS

      Our products are sold to large corporations and governmental and public institutions with in-house IT staff.

      The following table provides a breakdown by geographical area of our revenues (including maintenance revenues) and relative percentages during the last three fiscal years (dollars in thousands):

                          2004               2003              2002
                    ---------------    ---------------   ---------------
Israel ..........   $  2,763   15.7%   $  2,952   17.8%  $  2,576   14.7%
United States ...      6,329   35.9       6,528   39.2      7,025   40.3
Europe ..........      6,595   37.4       5,411   32.6      4,950   28.3
Asia ............      1,203    6.8         908    5.5      1,064    6.1
South America ...        355    2.0         369    2.2      1,500    8.6
Other ...........        392    2.2         449    2.7        340    2.0
                    --------   ----    --------   ----   --------   ----
TOTAL ...........   $ 17,637    100%   $ 16,617    100%  $ 17,455    100%
                    ========   ====    ========   ====   ========   ====

      In 2004, 2003 and 2002 over 90% of license revenues were derived from the Connect product.

      Our maintenance and support revenues are derived from maintenance and support services we provide to customers who use the Connect product or the Corvision, Mancal 2000 and APTuser products, which are legacy products. In 2004, 2003 and 2002 maintenance and support revenues derived from the legacy products represented 47%, 50% and 59%, respectively, out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2004, 2003 and 2002 related to the Connect product represented 53%, 50% and 41%, respectively, out of the total consolidated maintenance and support revenues.

      In 2004, no customer accounted for more than 10% of revenues. In 2003, we had a customer that accounted for 10.3% of revenues. In 2002, a different customer accounted for 10.3% of revenues.

COMPETITION AND PRICING

      The markets in which we compete are intensely competitive. The primary competitive factors affecting sales of our products are product performance and features, depth of product line, technical support, price, We compete both with international and local software product providers, many of whom have significantly greater financial, technical and marketing resources than us. Such competitors include IBM, Informatica Corporation, iWay Software and Neon Systems.

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

      We believe that our AIS products are generally competitive in price and features and have certain advantages and disadvantages as compared to competitors' products.

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

GOVERNMENT REGULATIONS

GENERAL

      Israel has the benefit of a free trade agreement with the United States which, generally, permits tariff-free access into the United States for products produced by us in Israel. In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products. However, there can be no assurance that these agreements will not be terminated, changed, amended or otherwise declared non-applicable to all or some of our Israeli operations, thereby materially harming our and their businesses.

      We are eligible for tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." The participation in these programs is subject to compliance with certain conditions and imposes certain restrictions upon us. FOR MORE INFORMATION ABOUT THE TAX BENEFITS FOR APPROVED ENTERPRISES, SEE ITEM 10E "ADDITIONAL INFORMATION - TAXATION - ISRAELI TAX - TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959."

GRANTS FROM THE OFFICE OF THE CHIEF SCIENTIST

      The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law. Generally, grants from the Office of the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Office of the Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed within the framework of projects funded by the Office of the Chief Scientist. Royalty obligations vary between 100% and 150% of the dollar-linked amount of the grant. Royalties on grants recorded for programs beginning on or after January 1, 1999 bear interest linked to the LIBOR.

      The R&D Law and the terms of the Office of the Chief Scientist grants generally prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the products outside of Israel, we would generally be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. In June 2005, an amendment to the R&D Law became effective, which amendment was intended to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist-funded know-how outside of Israel. The amendment permits the transfer of such technology outside of Israel under certain conditions, including the payment of a redemption price.

      The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

      We have not received grants since 2001. Through December 31, 2000, we received grants from the Office of the Chief Scientist aggregating $2.4 million for certain of our research and development projects. As of December 31, 2004, accrued and paid royalties to the Office of the Chief Scientist totaled $2.0 million.

C.    ORGANIZATIONAL STRUCTURE

      Our wholly owned subsidiaries act as marketing and customer service organizations in the countries where they are incorporated and in most instances for neighboring countries. The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our active subsidiaries:

                                                  Country of     Ownership
Subsidiary Name                                 Incorporation    Percentage
---------------------------------------------   --------------   ----------

Attunity Inc. ...............................   United States      100%
Attunity (UK) Limited .......................   United Kingdom     100%
Attunity (France) S.A .......................   France             100%
Attunity Pty Limited ........................   Australia          100%
Attunity (Hong Kong) Ltd. ...................   Hong-Kong          100%
Attunity (Singapore) PTE Ltd. ...............   Singapore          100%
Attunity Israel (1992) Ltd. .................   Israel             100%
Attunity Software Services (1991) Ltd. ......   Israel            98.8%

D.    PROPERTY, PLANTS AND EQUIPMENT

      ISRAEL. Our annual rental cost for all of our facilities in Israel was approximately $260,000 in 2004. We operate in Israel through the following facilities:

      o Our research and development facilities are located at Einstein Building, Tirat Carmel, Haifa, Israel, where we occupy 9,800 square feet. The premises are occupied under a lease which terminates on September 30, 2008

      o Our executive, marketing and sales offices are located in Herzliya, Israel, where we occupy approximately 5,700 square feet. The premises are occupied under a lease which expires on October 30, 2005.

      o Our subsidiary, Attunity Software Services (1991) Ltd., operated out of a 5,200 square-feet facility in Moshav Ya'ad in the Galilee, Israel. The lease for this facility expired on December 31, 2004 and Attunity Software did not extend the lease.

      NORTH AMERICA. In April 2002, we leased 6,137 square feet of office space at 40 Audubon Road, Wakefield, MA, at an annual rental fee of approximately $98,000. Since this lease is scheduled to expire in June 2005, we have entered into a new five year lease agreement, effective July 1, 2005, for the lease of 10,434 square feet of office space at 70 Blanchard Road, Burlington, MA, for a total commitment of approximately $810,000 over five years.

      OTHER LOCATIONS. Outside Israel and the United States, we lease additional office space, primarily for our sales and service offices in Hong Kong; Shanghai, the People's Republic of China; Sydney, Australia; Reading, England; and Paris, France. The aggregate annual rent for these leased offices was approximately $280,000 in 2004.

      OUTLOOK. We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      THE FOLLOWING DISCUSSION AND ANALYSIS INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF OUR COMPANY. THE WORDS "ESTIMATE," "PROJECT," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

A.    OPERATING RESULTS

OVERVIEW

      We are a leading provider of enterprise data integration software. Using our products, companies seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient information grid. The result is significantly enhanced performance and reduced cost of ownership

      We were founded in 1988 and traded on the NASDAQ Stock Market since 1992. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, France, Israel, Hong Kong, the People's Republic of China and Australia, as well as through distributors in Japan, South East Asia, Europe and Latin America.

DISCONTINUED OPERATIONS

      In the first quarter of 2005, we decided to discontinue our non-core consulting operations in France and Israel by selling the operations (1) in France for approximately EURO 50,000 ($65,000), payable in two installments in December 2005 and in December 2006, plus certain earn-out payments over a period of five years ending in 2009 and (2) in Israel for $57,000 payable in eight installments over two years. Revenues of the discontinued operations were $4.0, $4.1 and $3.5 million in the years 2004 and 2003 and 2002, respectively. The operating loss of these operations was $148,000 in 2004, compared to an operating profit of $180,000 in 2003 and $207,000 in 2002. The results of the non-core consulting operation in France and Israel are reported in our financial results since the first quarter of 2005 separately as discontinued operations in the statement of operations.

SIGNIFICANT ACCOUNTING POLICIES

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

      Management believes that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements.

      REVENUE RECOGNITION. We generate revenues mainly from license fees and sub-license fees for the right to use our software products, maintenance, support, consulting and training services. We sell our products primarily through our direct sales force to customers and indirectly through distributors and VARs. Both the customers and the distributors or resellers are considered end users. We are also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users.

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

      With regard to software arrangements involving multiple elements, we allocate revenues to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance and support, consulting and training) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria have been met. Any discount in the arrangement is allocated to the delivered element.

      Our determination of fair value of each element in multiple-element arrangements is based on VSOE. We align our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to the maintenance and support, consulting and training ("professional") services components of our license arrangements. We sell our professional services separately, and accordingly we have established VSOE for professional services based on our hourly or daily rates. VSOE for maintenance and support is determined based upon the customer's annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, we recognize revenue from licenses upon delivery using the residual method.

      Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. We determined that these services are not considered essential to the functionality of other elements of the arrangement, and therefore, these revenues are recognized as a separate element of the arrangement.

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

      GOODWILL. Goodwill represents the excess of the costs over the net assets of businesses acquired. Following new accounting standards, we test goodwill for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and write down our goodwill when impaired, rather than amortizing goodwill as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of our company's reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analyze. Significant estimates used in the methodologies included estimates of future cash flows and estimates of market multiples for the reportable unit. We perform the annual impairment test during the third fiscal quarter. As of December 31, 2004, no impairment losses have been identified. The change in the carrying amount of goodwill for the year ended December 31, 2004, is due to translation adjustments.

      RESEARCH AND DEVELOPMENT EXPENSES, NET. Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a detailed program design incurred subsequent to the establishment of technological feasibility are capitalized. Based on our product development process, technological feasibility is established upon completion of a detailed program design.

      Capitalized software costs are amortized by the greater of the amount computed using (1) the ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or (2) the straight-line method over the estimated useful life of the product (five years), commencing with general product release and included in cost of revenues.

      At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2004, 2003 and 2002, we recorded $0, $1.5 million and $0, respectively, as impairment of capitalized software costs, which were included in "Cost of revenues."

      Under different assumptions with respect to the recoverability of our intangible assets, our determination may be different, which may negatively affect our financial position and results of operations.

      CONTINGENCIES. We are from time to time involved in legal proceedings and other claims. We are required to assess the likelihood of any outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

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

RECENT ACCOUNTING PRONOUNCEMENTS

      On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, or Statement 123. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for Attunity in the interim period beginning January 1, 2006.

      The adoption of Statement 123(R)'s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as disclosed in Note 2p of our consolidated financial statements included in this Annual Report.

RESULTS OF OPERATIONS

      The following discussion of our results of operations for the years ended December 31, 2004, 2003 and 2002, including the following table, which presents selected financial information as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this report.

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                        2004   2003   2002
                                                        ----   ----   ----
Revenues:
      Software licenses ...........................       41%    36%    40%
      Maintenance and support .....................       33     35     34
      Services ....................................       26     29     26
         Total revenues ...........................      100    100    100
Cost of revenues:
      Software licenses ...........................       12     13     11
      Maintenance and support .....................        6      5      4
      Services ....................................       24     25     22
      Impairment of software development costs ....        -      9      -
         Total cost of revenues ...................       42     52     37
Gross profit ......................................       58     48     63
      Research and development, net ...............        8      9      8
      Selling and marketing .......................       45     36     31
      General and administrative ..................       15     16     11
      Costs in respect of lawsuits ................        -      6      6
      Restructuring and termination costs .........       10     -       4
Total operating expenses ..........................       78     67     60
Operating income (loss) ...........................      (20)   (19)     3
Financial and other income (expenses), net ........        2      1      0
Income taxes ......................................        0      0      1
Net income (loss) .................................      (22)%  (18)%    2%
                                                         ===    ===    ===

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

      REVENUES. Our revenues are derived primarily from software licenses, maintenance and support and professional services. Total revenues increased 6.1% to $17.6 million in 2004 from $16.6 million in 2003. This increase is mainly attributable to a 20% increase in license revenues, which increased to $7.3 million in 2004 from $6.0 million in 2003 mainly due to sale of $1 million to one customer. Maintenance and support revenues remained approximately the same at $5.8 million. Services decreased 4.5% to $4.5 million in 2004 from $4.7 million in 2003 as a result of decreased services in our Israeli operations. We expect that our license revenue will increase in 2005 while our revenues from maintenance, support and professional services are expected to remain at the same level as in 2004 after accounting for the discontinued operation described above.

      COST OF REVENUES. Cost of license revenues consists primarily of production costs including media, packaging, freight, amortization and write off of capitalized software development costs and certain royalties to the Office of the Chief Scientist. Cost of maintenance, support and services consists primarily of salaries of employees performing the services and related overhead. Our cost of revenues decreased 13.6% to $7.5 million in 2004 from $8.6 million in 2003 primarily due to our write-off of $1.5 million of capitalized software development costs in 2003, which was partially offset by a $0.2 million increase in the amortization of capitalized software development costs and by a $0.2 million increase in wages. We anticipate that our cost of revenues as a percentage of revenues, excluding any write-offs, will remain the same in 2005.

      GROSS PROFIT. Our gross profit increased 27.4% to $10.2 million in 2004 from $8.0 million in 2003, as a direct result of increased revenues and decreased cost of revenues in 2004.

      RESEARCH AND DEVELOPMENT, NET. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Total research and development costs, before capitalized software costs, remained approximately the same at $3.1 million. We capitalized approximately $1.6 million of software developments costs in 2004 and 2003. As a result of the foregoing, net research and development costs remained unchanged at $1.5 million. We plan to significantly increase our expenditures for research and development in 2005.

      SELLING AND MARKETING. Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, advertising expenses and sales offices maintenance and administrative costs. Selling and marketing expenses increased by 32.7% to $7.9 million in 2004 from $5.9 million in 2003. This increase is due to our hiring more people in direct sales operations in Europe and the United States and in business development and marketing, as well as higher marketing costs. We expect that our selling and marketing expenses will increase in 2005 as a result of our decision to add sales personnel and to increase our marketing expenses as part of our plan to increase our license revenues.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, other administrative costs and bad debts. General and administrative expenses decreased by 6.1% to $2.6 million in 2004 from $2.7 million in 2003. The decrease is principally attributable to the decrease in bad debts in our Asia and Israeli operations. We believe that our general and administrative expenses will not increase significantly in 2005.

      COSTS IN RESPECT OF LAWSUITS. In 2003 we recorded charges of $0.4 million relating to a legal dispute with the Special Situations Funds and $0.6 million, relating to legal dispute with the landlord of our former offices in Massachusetts. Both disputes were resolved in early 2004 without additional costs.

      TERMINATION COSTS. In 2004 we incurred $1.8 million of charges relating to the termination of employment of our former chief executive officer and other executives and employees.

      OPERATING LOSS. Based on the foregoing, we recorded an operating loss of $3.5 million in 2004 compared to an operating loss of $3.1 million in 2003.

      FINANCIAL INCOME (EXPENSES), NET. In 2004, we had net financial expenses of $(466,000) as compared to financial income, net of $236,000 in 2003. This increase in financial expenses is attributable to amortization of debt discount ($277,000), amortization of deferred expenses ($111,000) and interest on the $2 million of convertible notes that we issued in April 2004 and our $3 million credit line.

      TAXES ON INCOME. Income taxes for 2004 were $79,000 compared with $84,000 in 2003, all derived from taxes withheld on export sales.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

      REVENUES. Total revenues decreased 4.8% to $16.6 million in 2003 from $17.5 million in 2002. This decrease was principally attributable to a 12.8% decrease in license revenues, which decreased to $6 million in 2003 from $6.9 million in 2002 mainly due to a $0.5 million decrease in sales of our legacy products. Maintenance and support revenues decreased 3.7% from $6.1 million to $5.8 million as a result of a decrease in our legacy products maintenance revenues. Services increased by 6% from $4.5 million to $4.7 million, all of which increase was attributable to our European operations.

      COST OF REVENUES. Our cost of revenues increased 35.2% to $8.6 million in 2003 from $6.4 million in 2002 primarily due to a $1.5 million write-off of capitalized software development costs relating to the BPI product which we decided to abandon, a $0.2 million increase in royalties to the Chief Scientist and an increase in cost of services in our European operations resulting from local currency changes against the dollar of $0.3 million.

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

      SELLING AND MARKETING. Selling and marketing expenses increased by 10.6% to $5.9 million in 2003 from $5.4 million in 2002 mainly due to an increase in marketing and business development investments of $0.4 million.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by 41.8% to $2.7 million in 2003 from $1.9 million in 2002. The increase is principally attributable to the increase of $0.4 million in bad debts in our Asia and Israeli operations, higher legal fees of $0.1 million, hiring a new Chief Financial Officer and an increase in the compensation of our Chairman and Chief Executive Officer of $0.5 million.

      COSTS IN RESPECT OF LAWSUITS. We recorded charges of $0.4 million and $0.8 million, in 2003 and 2002 respectively, relating to a legal dispute with the Special Situations Funds and $0.6 million and $0.3 million, in 2003 and 2002 respectively, relating to a legal dispute with the landlord of our former offices in Massachusetts. Both disputes were resolved in early 2004 without additional costs.

      RESTRUCTURING AND TERMINATION COSTS. In 2002 we had $0.6 million of charges relating to termination of our Chief Executive Officer and other expenses.

      OPERATING INCOME (LOSS). Based on the foregoing, we recorded an operating loss of $3.1 million in 2003 compared to an operating profit of $0.6 million in 2002.

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

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, which has strained Israel's relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. Furthermore, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive policies may harm the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operation.

      Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

IMPACT OF CURRENCY FLUCTUATIONS AND OF INFLATION

      Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our international sales subsidiaries in Europe, Israel and Asia Pacific. As a result, these sales and related expenses are denominated in currencies other than the dollar. Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and other currencies, including:

      o a decrease in the value of currencies in certain of the Europe, Middle East and Africa or Asia Pacific regions relative to the dollar, which would decrease our reported dollar revenue, as we generate revenue in these local currencies and report the related revenue in dollars; and

      o an increase in the value of currencies in certain of the Europe, Middle East and Africa or Asia Pacific regions, or Israel relative to the dollar, which would increase our sales and marketing costs in these countries and would increase research and development costs in Israel.

      The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS. For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the dollar and companies experienced increases in the dollar cost of their operations in Israel. This trend was reversed during 1997 and 1998. In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the dollar. In 2001 and 2002, the devaluation rate again exceeded the inflation rate in Israel. In 2003, the rate of inflation was negative and the NIS appreciated against the dollar. In 2004, the rate of inflation exceeded the rate of devaluation. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

      The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                                       ISRAELI INFLATION
YEAR ENDED    ISRAELI CONSUMER   ISRAELI INFLATION   NIS DEVALUATION     ADJUSTED FOR
DECEMBER 31,    PRICE INDEX            RATE %             RATE %         DEVALUATION %
-----------   ----------------   -----------------   ---------------   -----------------
  2001           101.6             1.4                  9.3               (7.8)
  2002           108.2             6.5                  7.3               (0.7)
  2003           106.2            (1.6)                (9.2)              (7.6)
  2004           107.4             1.2                 (1.6)               2.8

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

B.    LIQUIDITY AND CAPITAL RESOURCES

      Historically, we have financed our operations through cash generated by operations, funds generated by our public offering in 1992, private equity investments, exercise of stock options and warrants as well as from research and development and marketing grants, primarily from the Government of Israel. In March 2000, we raised net proceeds of approximately $13 million in a private placement of our securities. In October 2001, we raised additional proceeds of approximately $5 million in a private placement of our securities. On a limited basis we have also financed our operations through short-term loans and borrowings under available credit facilities.

      In April 2004, we concluded a transaction with a group of investors that then owned 2,043,146 of our shares and warrants to purchase 2,944,651 shares at exercise prices of $1.75 and $2.25 (subsequently adjusted to $2.00), according to which the group invested an additional $2 million in our company in the form of a five-year convertible debenture, convertible at $1.75 per share and warrants to purchase 480,000 ordinary shares at an exercise price of $1.75 per share, subject to anti dilution adjustments. In June 2004, we entered into an agreement with Plenus Technologies Ltd., or Plenus, a venture capital lender, under which we secured a two-year $3 million credit line from Plenus at a fixed interest rate of 6.5% per annum. The interest is payable quarterly on all amounts drawn under the credit line. We can prepay or cancel the credit line at any time. We pay a commitment fee of 1% per annum on the unutilized amount of the credit line. As collateral for the credit line we registered a first ranking floating charge on all our assets and a first ranking fixed charge on all our intellectual property. We undertook to issue to Plenus five-year warrants to purchase our ordinary shares in an amount equal to a percentage of the credit line divided by $3.00 (subsequently adjusted to $2.75) per share, the exercise price of the warrants (subject to anti-dilution adjustments), as follows: 20% of the credit line if we terminate the credit line within the first year of its initiation; 23% of the credit line if we terminate the credit line within the second year of its initiation and we had not drawn any money from the credit line prior to termination; and 30% of the credit line if we terminate the credit line within the second year of its initiation and we had drawn money from the credit line prior to termination. As of December 31, 2004 we have not used this line of credit.

      In January 2005, we entered into an agreement with the WPG Software and Select Technology Strategies Funds for a $2 million private placement for 727,273 of our ordinary shares along with 290,909 three years warrants to purchase our ordinary shares at $2.75 per share.

      As of December 31, 2004, we had $1.8 million in cash, cash equivalents, restricted cash, short term deposits and marketable securities as compared to $3.3 million in cash and cash equivalents at December 31, 2003. As of December 31, 2004, we had a bank line of credit of approximately $0.2 million, which is currently unused.

      As of December 31, 2004 we had $43,000 in long-term loans from United Mizrachi Bank Ltd. These loans bear interest ranging between 5% to 6.7%. Principal and interest are linked to the Israeli Consumer Price Index.

      Net cash used in operating activities was $1.9 million in 2004. Net cash provided by operating activities was $2.4 million in 2003. Net cash used in investing activities was $1 million in 2004 and $2.8 million in 2003, which funds were used primarily for software development costs. Net cash provided by financing activities was $2.3 million in 2004 mainly from issuance of convertible debenture and exercise of warrants. Net cash used in financing activities was $0.1 million in 2003.

      Our principal commitments consist of obligations outstanding under operating leases. Our capital expenditures were approximately $364,000 in 2004 and $238,000 in 2003. The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.

      We anticipate that our existing capital resources and the additional funds provided by the January 2005 private placement, will be adequate to satisfy our working capital and capital expenditure requirements until June 30, 2006, but we may need to raise additional funds in the next twelve months in order to provide the capital necessary for our working capital and capital expenditure requirements.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation. We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases. Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2004, we employed 37 persons in research and development. The Company participated in programs sponsored by the Office of the Chief Scientist. (SEE ITEM 4B "INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - GOVERNMENT REGULATIONS")

      As of December 31, 2004, we had obtained grants from the Office of the Chief Scientist in the aggregate amount of $2,426,000 for certain of our research and development projects. We are obligated to pay royalties to the Chief Scientist, amounting to 2%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. Through December 31, 2004, we have paid or accrued royalties to the Chief Scientist in the amount of $ 1,956,000. As of December 31, 2004, the aggregate contingent liability to the Office of the Chief Scientist amounted to $ 470,000. Our royalty expenses during the years 2004, 2003 and 2002 were $290,000, $479,000 and $232,000 respectively.

      We have committed substantial financial resources to our research and development efforts. During 2004, 2003 and 2002, our research and development expenditures were $3.1 million, $3.1 million and $3.0 million, respectively. We did not receive any reimbursement from the Office of the Chief Scientist during the last three years. We capitalized computer software development costs of $1.6 million in the years ended December 31, 2004, 2003 and 2002. We believe that our investment in product development activities in 2005 will be significantly larger than our expenditures in 2004.

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

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

                                                        Payments due by Period
                                        --------------------------------------------------------
                                                 less than 1                           more than
 Contractual Obligations                Total       year       1-3 Years   3-5 Years    5 Years
 -----------------------                ------   -----------   ---------   ---------   ---------
Long-term debt obligations ..........   $  132      $ 113         $ 19      $ --         None

Capital (finance) lease obligations..      103         95            8        --         None

Operating lease obligations .........      840        435          405        70         None
                                        ------      -----         ----      ----         ----
Total ...............................   $1,075      $ 643         $432      $ 70         None

ITEM  6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      The following table lists the name, age, principal position and a biographical description of each of our executive officers and directors.

NAME                    AGE    DIRECTOR SINCE    POSITION WITH THE COMPANY
----                    ---    --------------    -------------------------
Shimon Alon (1) (2) ..  54         2004          Chairman of the Board of Directors*
Aki Ratner (1) .......  48         2004          Chief Executive Officer and Director
Ofer Segev ...........  46           --          Chief Financial Officer
Dror Elkayam .........  37           --          Vice President - Finance and Secretary
Zafrir Ron ...........  44           --          Vice President - Research and Development and
                                                 Support
Dov Biran ............  52         2003          Director*
Dan Falk (3) .........  60         2002          Director*
Zamir Bar Zion (3) ...  47         2004          Outside Director*
Anat Segal (2) (3) ...  38         2002          Outside Director*
Ron Zuckerman (1) ....  48         2004          Director*

---------------------

* Designated as an "independent director" in accordance with NASDAQ Marketplace Rules.

(1) These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner and other investors represented by them, or the "Investors Group". Under the purchase agreement, the Investors Group is entitled to designate two members for election to our Board so long as it continues to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as it continues to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants). We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law and NASDAQ rules and regulations, to appoint such director(s) to each committee of our Board of Directors. For additional details, see Item 7B. "Major Shareholders and Related Party Transactions - Major Shareholders - Related Party Transactions."

(2) Member of the Nomination Committee and the Compensation Committee.

(3) Member of the Audit Committee.

      SHIMON ALON was appointed Chairman of our Board of Directors in May 2004. From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon serves as an executive advisor to Veritas. Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is a member of the board of directors of Scitex Corporation Ltd and the chairman of the board of directors of e-glue inc., a provider of productivity management solutions for Call Centers. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

      ITZHAK (AKI) RATNER was appointed as our Chief Executive Officer in September 2004 and has been a member of our Board of Directors since July 2004. He was the President of Precise from December 2000 to June 2003 and served as its Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

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

      DROR ELKAYAM has been our Vice President - Finance and Secretary since October 2004. From August 1997 until June 2003, he served as the Director of Finance and Corporate Secretary of Precise. Since the acquisition of Precise by Veritas in June 2003 and until September 2004, he served as Finance Manager in Precise. Mr. Elkayam holds a B.A. degree in economics and accounting from the Hebrew University, Jerusalem. He is also a certificated public accountant in Israel.

      ZAFRIR RON has been our Vice President - Research and Development and Support since August 2004. Mr. Ron served in the Israeli Air Force from 1984 to 2003 in various positions, including as a manager of a software development unit from August 1999 until June 2003. From June 2003 until August 2004, he acted as an independent advisor providing research and development related services to high tech companies. Mr. Ron holds a B.s.c. degree in aeronautics and engineering from the Technion - The Israeli Institute of Technology, and a M.B.A. degree from Tel Aviv University.

      DR. DOV BIRAN has been a director since December 2003. Dr. Biran has been a professor of computers and information systems at Northeastern University in Boston since September 2001. Prior thereto, Dr. Biran served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity from March 2000 through October 2001. Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. For over thirty years he has held various positions in the IT area, including founder and Chief Executive Officer of Optimal Technologies, a consulting IT firm, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and as an adjunct professor at Tel Aviv University. His areas of expertise include integration and Web technologies. Dr. Biran holds a B.Sc. degree in operations research and an M.B.A. and a Ph.D. degree in computers and information systems from Tel Aviv University.

      DAN FALK has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. From 2000 until 2003, Mr. Falk served as the chairman of the board of directors of Atara Technology Ventures and is a member of the boards of directors of Orbotech, Nice System Ltd, Orad Hi-Tec Systems Ltd., Netafim Ltd, Visionix Ltd., Dmatek Ltd., Poalim Ventures 1 Ltd, Clicksoftware Ltd., Rontech Ltd, Ormat Technologies Inc. and Plastopil Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

      ZAMIR BAR-ZION has been an outside director since December 2004. Mr. Bar-Zion served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. As of May 2004, Mr. Bar-Zion rejoined Exellence Neshua/Piper Jaffray as the MD Investment Banking in Israel. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

      ANAT SEGAL has been an outside director since December 2002. She has acted as an independent advisor providing investment-banking services and financial and strategic consulting to, mainly, high-tech companies since January 2000. Ms. Segal is also a founder and Managing Partner of Xenia Ventures, a technology incubator based in Kiryat Gat, Israel and a director of Orad Hi-Tec Systems Ltd., Marathon Venture Capital Fund Ltd. and Prior-Tech Ltd.. From 1998 to early 2000, she has served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., which was then the Israeli strategic affiliate of Hambrecht and Quist. From 1996 until 1998, she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 until 1996, Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.

      RON ZUCKERMAN has been a director since May 2004. Mr. Zuckerman founded Sapiens International Corporation and served as its Chief Executive Officer from 1995 until March 2000 and currently serves as the Chairman of its board of directors. Mr. Zuckerman served as Chairman of Precise Software Solutions Ltd. until it was acquired by Veritas in June 2003. Mr. Zuckerman serves as a managing partner of Magnum Communications Fund and the First Israeli Turnaround Fund. Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

ADDITIONAL INFORMATION

      There are no family relationships between any of the directors or members of senior management named above.

      Our articles of association provide for a Board of Directors of not fewer than three nor more than eleven members. The Board is currently composed of seven (7) directors. Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us.

      Messrs. Ratner, Alon, Zuckerman, Biran and Falk will serve as directors until our 2005 annual general meeting of shareholders and until their successors are elected. Ms. Anat Segal was elected as an outside director in December 2002 and will serve in such office pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2005 annual general meeting of shareholders. Thereafter, her office may be renewed for only one additional three-year term. Mr. Zamir Bar-Zion was elected as an outside director in December 2004 and will serve in such office pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2008 annual general meeting of shareholders. Thereafter, his office may be renewed for only one additional three-year term.

RECENT MANAGEMENT CHANGES

      During 2004, the composition of our management team underwent several key changes, including:

      o In May 2004, Mr. Shimon Alon was appointed Chairman of our Board of Directors. In addition, Messrs. Aki Ratner and Ron Zuckerman were appointed directors of our company in mid 2004 and, in December 2004, Mr. Zamir Bar-Zion was elected as an outside director; and

      o Mr. Aki Ratner was appointed as our Chief Executive Officer, effective September 9, 2004, replacing Mr. Arie Gonen, who had been our founder and served as our Chief Executive Officer since September 2002.

B.    COMPENSATION

GENERAL

      The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

                                             SALARIES, FEES,
                                             COMMISSIONS AND      PENSION, RETIREMENT
                                                BONUSES           AND SIMILAR BENEFITS
                                             ---------------      --------------------
All directors and executive officers
as a group, consisting of 10 persons
for the year ended December 31, 2004* ....      $ 458,000              $ 49,000

   * Excludes two persons who were executive officers (including Mr. Gonen, our former chief executive officer) during 2004 in respect of which we paid, during 2004, $664,000 for salaries, fees, commissions and bonuses and $76,000 in respect of pension, retirement and similar benefits.

      We provide automobiles to our executive officers in Israel pursuant to standard policies and procedures.

      During 2004, an aggregate sum of approximately $69,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

      In accordance with the approval of our shareholders, non-employee directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended.

      In November 2004, our Audit Committee and Board of Directors adopted a policy, according to which each of our non-employee directors, who may serve from time to time, including our continuing outside director, will be granted options, as follows:

      o grant of options under our stock option plans to purchase 10,000 ordinary shares for each year for which such non-employee director holds office;

      o an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares on the date of the annual meeting of shareholders in which such director is elected or reelected);

      o the options will become fully vested within 12 months after the date of the grant; and

      o any outstanding options that are not vested at the time of termination of the director's service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director's resignation or for one of the causes set forth in the Companies Law.

      Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors. See Item 6E. "Directors, Senior Management and Employee - Share Ownership - Stock Option Plans - Grants to Senior Management in 2004."

 CHIEF EXECUTIVE OFFICER COMPENSATION

      Mr. Itzhak (Aki) Ratner began serving as a director of our company on July 1, 2004. Effective as of July 27, 2004, we entered into an agreement with Mr. Ratner under which he agreed to serve as our Deputy Chief Executive Officer, commencing July 27, 2004, and following termination of Mr. Gonen's employment with our company, to serve as our Chief Executive Officer. Pursuant to the employment agreement, Mr. Ratner has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. We agreed to provide Mr. Ratner the following payments and benefits:

      o A gross annual salary of $250,000, paid in NIS, during the term of his employment;

      o A company car and all related expenses will be covered by our company, except related taxes;

      o Company contributions for the benefit of Mr. Ratner to our Managers Insurance Policy in the amount of 15.83% of Mr. Ratner's gross salary and Education Fund ("Keren Hishtalmut") in the amount of 7.5% of Mr. Ratner's gross salary. Part of the contributions to the Managers Insurance Policy are for severance pay to which Mr. Ratner would be entitled;

      o Options to purchase 750,000 ordinary shares, at an exercise price equal to $2.30. The options are subject to the terms of our 2003 Israeli Stock Option Plan. The options will be exercisable in three equal installments, at the end of each of the three years following the date of commencement of Mr. Ratner's employment. However, all of the options will vest in full upon the consummation of a merger of our company or the acquisition of all or a majority of our shares or assets by a third party (that is not a controlling shareholder as of the date of Mr. Ratner's employment agreement);

      o An annual bonus that will not exceed $100,000 gross, which shall be paid on a quarterly basis (in amounts that will not exceed $25,000 per quarter), subject to Mr. Ratner achieving certain milestones that will be agreed upon;

      o     Up to 22 days paid vacation per year;

      o 10 days recreation payment a year in an amount normally paid by our company and payment of Mr. Ratner's full salary during periods of his military reserve duty, in compliance with local laws; and

      o In the event of termination of Mr. Ratner's employment for any reason (except if the company terminates his employment under such circumstances that he is not entitled to severance pay under Israeli law, if he resigns without giving the required prior notice, or if he gives prior notice of his resignation, for any reason, within 36 months of his employment with our company), Mr. Ratner will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Ratner will be entitled to all rights to which he is entitled under the agreement, except that the options granted to him will cease to vest, however he will be entitled to exercise vested options during such period. The employee-employer relationship will only terminate at the end of the adjustment period. Mr. Ratner will be entitled to reimbursement of all expenses in connection with his employment.

            The employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Ratner not to compete with us or our field of business for 12 months following termination of his employment.

            The agreement with Mr. Ratner was approved by our Audit Committee, Board of Directors and our shareholders.

C.    BOARD PRACTICES

INTRODUCTION

      According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it determines, including the grant of security interests in all or any part of our property.

ELECTION OF DIRECTORS

      Pursuant to our articles of association, all of our directors are elected at annual meetings of our shareholders. Except for our outside directors (as described below), our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders.

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

      o     control; and

      o service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time. The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

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

      Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

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

      Our outside directors are Zamir Bar-Zion and Anat Segal.

INDEPENDENT DIRECTORS

      The NASDAQ Marketplace Rules currently require us to have at least two independent directors on our Board of Directors. Under new NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our Audit Committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the SEC and NASDAQ.

      Of the seven (7) members of our board of directors, our board of directors has determined that (i) all, except for Mr. Ratner, our chief executive officer, qualify as "independent directors" within the meaning of the NASDAQ Marketplace Rules and (2) that Messrs. Dan Falk and Zamir Bar-Zion and Ms. Anat Segal, being all of the members of out Audit Committee also qualify as "independent directors" under SEC rules.

 COMMITTEES OF THE BOARD OF DIRECTORS

      Subject to the provisions of the Israeli Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board of directors has established the following committees:

      AUDIT COMMITTEE. Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

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

      Our audit committee consists of three board members who satisfy the respective "independence" requirements of the SEC, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Anat Segal and Messrs. Dan Falk and Zamir Bar-Zion. The audit committee meets at least once each quarter.

      In April 2005, our Board of Directors resolved to designate the Audit Committee as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, the Audit Committee is responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

      COMPENSATION COMMITTEE. Our board of directors has appointed a compensation committee, which currently comprises of Shimon Alon and Anat Segal, each of whom qualifies as an "independent director" within the meaning of NASDAQ Marketplace Rules. The role of the compensation committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors. The members of the committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law.

      NOMINATING COMMITTEE. In November 2004, our board of directors has appointed a nominating committee, which currently comprises of Shimon Alon and Anat Segal, each of whom qualifies as an "independent director" within the meaning of NASDAQ Marketplace Rules. The role of the nominating committee is to recommend to our board nominees for election as directors at the annual meetings of shareholders and to identify candidates to fill any vacancies on the board.

INTERNAL AUDIT

      Under the Israeli Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or officer holder, or a relative of any interested party or officer holder, and may not be a member of our independent accounting firm. The Companies Law defines the term "interested party" to include a person who holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Joseph Ginossar of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

DIRECTORS' SERVICE CONTRACTS

      OUR FORMER CHIEF EXECUTIVE OFFICER. Mr. Gonen has served as a director since December 1988 and served as the Chairman of our Board of Directors from October 31, 1988 until May 10, 2004. Mr. Gonen served as our Chief Executive Officer from October 31, 1988 until October 1, 2000. From August 22, 2002 through October 28, 2003, Mr. Gonen assumed the position of Interim Chief Executive Officer. On October 28, 2003, our Board of Directors appointed Mr. Gonen as our Chief Executive Officer, in addition to his position at such time as Chairman of our Board of Directors, for a term not to exceed three years, such appointment was approved by our annual general meeting of shareholders in December 2003. In March 2003, we entered into a new Employment and Services Agreement with Mr. Gonen, effective as of September 1, 2002, under which Mr. Gonen agreed to serve as the Chairman of our Board of Directors and our Interim Chief Executive Officer and to act as a consultant for a period of three years after termination of his employment. In September 2004, Mr. Gonen stepped down from his position as our Chief Executive Officer and resigned from our board of directors

      During the term of his employment with us, Mr. Gonen was entitled to a monthly gross salary of NIS 90,000, linked to the Israeli Consumer Price Index (approximately $20,500) and to a monthly consulting fee of $13,500 plus V.A.T. during the three-year, post-termination consulting period. During his employment term, Mr. Gonen was entitled to the use of a company car, full reimbursement for his home telephone expenses, reimbursement for all-reasonable entertainment and living expenses both in Israel and abroad, contributions to Managers Insurance and Education Fund and we granted Mr. Gonen options to purchase 400,000 of our ordinary shares at a price of $1.75 per share. In addition, we agreed to pay Mr. Gonen certain bonuses as specified in the employment agreement.

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

      In April 2004, in connection with a private placement of our securities (see Item 7B. "Major Shareholders and Related Party Transactions - Related Party Transactions"), our shareholders approved a new Employment and Services Agreement with Mr. Gonen, which amended and restated the then existing Employment and Services Agreement (as amended), effective as of January 1, 2004. The new Employment and Services Agreement reflected the terms of the previous agreement, and in addition the right of Attunity to change Mr. Gonen's position as Chief Executive Officer while continuing his employment with us, such that it will not constitute termination of his employment. The new agreement provided that in the event that Mr. Gonen's employment with us is terminated due to the failure of our company to achieve the financial milestones agreed upon from time to time by him and our Board of Directors, we will have the right to terminate his employment and pay Mr. Gonen a one-time, lump-sum payment of $250,000 instead of the monthly consulting fee to which he is entitled during the three-year consulting period. It was further agreed that Mr. Gonen's options to purchase 600,000 of our ordinary shares will vest only in the event of a change of control transaction. Additionally, we agreed that in the event we are acquired in a merger or acquisition transaction, Mr. Gonen will be entitled to a fee of up to 7% of the total value of the consideration paid to us in such a transaction, the exact percentage to be determined by our Board of Directors; however, the percentage will be no less than 3% in the event that the closing of the transaction occurs on or before December 31, 2004; 2% if the closing of the transaction occurs at any time between January 1, 2005 and December 31, 2005 and 1% if the closing of the transaction occurs at any time between January 1, 2006 and December 31, 2007. Thereafter, Mr. Gonen will not be entitled to any fee in connection with or relating to an acquisition transaction.

      The provisions in Mr. Gonen's new Employment and Services Agreement with respect to, among other things, option grants and bonuses have been superseded by an agreement dated July 25, 2004 relating to the termination of his employment. In September 2004, our shareholders approved the July 25, 2004 agreement. A brief summary of the agreement follows:

      o Mr. Gonen agreed to be, commencing August 1, 2004, on leave without pay until the termination of his employment.

      o We agreed to pay Mr. Gonen, no later than 14 days following the date of termination of his employment, the following: (i) any part of his salary due and not paid on the date of termination of his employment, including the standard accompanying payments; (ii) payment for 11 accrued vacation days; and (iii) amounts that had accrued to Mr. Gonen's benefit in the Managers Insurance and the Continuing Education Fund ("Keren Hishtalmut").

      o In consideration of the extension of the non-compete period under his employment agreement from 12 to 36 months, we agreed to pay Mr. Gonen $400,000 within 14 days following the date of termination of his employment.

      o Of the options to purchase 600,000 of our ordinary shares that we granted to Mr. Gonen under his employment agreement of April 2004, Mr. Gonen is entitled to retain options to purchase 240,000 ordinary shares and the remaining options expired. The grant terms of such options provide that the options are exercisable upon a change of control of our company. With regard to the options to purchase 400,000 of our ordinary shares granted to Mr. Gonen under his amended employment agreement of March 2003, they vest on the date of termination of his employment and will be exercisable until August 31, 2009.

      o Mr. Gonen is entitled to the following two payments, in lieu of any bonuses to which he would otherwise have been entitled under his employment agreement: (i) 9% of all licenses and maintenance revenues received by us between January 1, 2004 and December 31, 2007 from Consist, an international distributor, provided that the bonus will not exceed the lesser of (a) five percent (5%) of our yearly net profit, excluding any impairment of intangible assets, and (b) $100,000 per year; and (ii) in the event our company is acquired in a merger or an acquisition transaction, Mr. Gonen will be entitled to a fee of up to seven percent (7%) of the total value of the consideration paid for our company in such a transaction, the exact percentage to be determined by our Board of Directors. However, the percentage will be no less than three percent (3%) of the total value of the consideration paid in the event that the closing of the transaction occurs on or before December 31, 2004; two percent (2%) if the closing of the transaction occurs at any time between January 1, 2005 and December 31, 2005; and one percent (1%) if the closing of the transaction occurs at any time between January 1, 2006 and December 31, 2007. Thereafter, Mr. Gonen will not be entitled to any fee in connection with or relating to an acquisition transaction.

      o During the three year period following termination of his employment, Mr.Gonen agreed to provide consultancy services to our company. We decided not to exercise our right under the employment to pay him a one-time consulting fee of $250,000 and determined to pay to Mr. Gonen the monthly consulting fee provided for under his current employment agreement of $13,500 plus VAT per month during the consultancy period. If any judiciary body determines that Mr. Gonen was an employee of our company during such consultancy period, or that he is entitled to rights of an employee of our company, or if we are subjected to any expenses in addition to those set forth in the agreement as a result of such determination, Mr. Gonen will receive a reduced level of compensation equal to sixty-five percent (65%) of the consulting fee actually paid (gross), retroactive as of the commencement of the consulting services. In such event, Mr. Gonen will be required to pay back to us all amounts paid to him as of the commencement of the consulting services that exceed the reduced compensation, linked to the consumer price index, plus interest.

      o We agreed to pay Mr. Gonen's legal expenses in the amount of up to $30,000, plus VAT, within 14 days of the date of termination of his employment.

      o We undertook that we will continue to maintain directors and officers insurance that will cover Mr. Gonen for the period of his employment and service as a director in our company and our subsidiaries until the end of the periods of the applicable statutes of limitations.

      o The agreement also provides for mutual releases of claims between our company and Mr. Gonen, including any claims arising from an inquiry into the validity and due authorization of certain compensation provisions of his employment agreement of March 2003.

      In April 2004, one of our shareholders wrote a letter to our Audit Committee asking that it investigate whether certain compensation provisions of the employment agreement entered into by our company and Mr. Gonen in March 2003 were validly and duly authorized. At our Meeting of Shareholders held on April 22, 2004, the same shareholder reiterated his request. Our Board of Directors resolved, pursuant to the recommendation of our Audit Committee, to establish a special fact finding committee to investigate the allegations and other matters relating to Mr. Gonen's compensation. Since Mr. Gonen resigned and his termination compensation was negotiated and then approved by the shareholders in September 2004 (as described above), the matter was deemed resolved.

      OUR CURRENT CHIEF EXECUTIVE OFFICER. We entered into an employment agreement with Mr. Ratner, our chief executive officer, who is also a member of our board of directors. See Item 6B. "Directors, Senior Management and Employees
- Compensation to Chief Executive Officer."

      OTHER. Except as set forth above and in Item 6B. "Directors, Senior Management and Employees - Compensation", there are no arrangements or understandings between us and any of our directors for benefits upon termination of service.

 APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

      GENERAL. Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors, and directors' compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

      The company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

      o the office holder acts in good faith and the act or its approval does not cause harm to the company; and

      o the office holder discloses the nature of his or her interest in the transaction to the company in a reasonable time before the company's approval.

      Each person listed in the table under Item 6A - Directors and Senior Management above is considered an office holder under the Companies Law.

      DISCLOSURE OF PERSONAL INTERESTS OF AN OFFICE HOLDER. The Companies Law requires that an office holder of a company disclose to the company, promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

      o the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

      o any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

      Under the Companies Law, an extraordinary transaction is a transaction:

      o     other than in the ordinary course of business;

      o     otherwise than on market terms; or

      o that is likely to have a material impact on the company's profitability, assets or liabilities.

      The Companies Law does not specify to whom within the company nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

      Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest may not be approved.

      If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is also required.

      Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and, in certain cases, also our audit committee, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and, subject to certain exceptions, shareholders, in that order.

EXCULPATION, INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

      EXCULPATION OF OFFICE HOLDERS. Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions), provided that the articles of association allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

      OFFICE HOLDERS' INSURANCE. Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

      o     a breach of his or her duty of care to us or to another person;

      o a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

      o a financial liability imposed upon him or her in favor of another person.

      INDEMNIFICATION OF OFFICE HOLDERS. Under the Companies Law, we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance, provided that our articles of association allow us to do so, against the following:

      o a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our board of directors determines to be reasonable under the circumstances;

      o reasonable litigation expenses, including attorney's fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

      o reasonable litigation expenses, including attorneys' fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

      Our articles of association include the following provisions:

      o we are authorized to grant in advance an undertaking to indemnify our office holders, provided that the undertaking is: limited to specified events which the board of directors determines to be anticipated; and limited to an amount determined by the board of directors to be feasible under the circumstances.

      o     we are authorized to indemnify retroactively our office holders.

      LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION. The Companies Law provides that a company may not indemnify an office holder nor exculpate an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

      o a breach by the office holder of his or her duty of loyalty, unless with respect to indemnification and insurance, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

      o a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently;

      o any act or omission committed with the intent to derive an illegal personal benefit; or

      o     any fine levied against the office holder.

      In addition, under the Companies Law, exculpation of, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, such as if the office holder is a director, by our shareholders.

      We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with a Letter of Indemnification to be substantially in the form approved by our shareholders. (See Exhibit 4.13 in Item 19)

      We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million including legal costs incurred.

D.    EMPLOYEES

      The following table details certain data on the workforce (including temporary employees) of Attunity and its consolidated subsidiaries for the periods indicated:

                                                             As at December 31,
                                                           ----------------------
                                                            2004    2003    2002
                                                           ------   -----   -----
APPROXIMATE NUMBERS OF EMPLOYEES BY GEOGRAPHIC LOCATION
   United States                                             27       22      26
   Europe, Middle East                                       91      117     118
   Other                                                     13       14      14
                                                            --------------------
   TOTAL WORKFORCE                                          131      153     158
                                                            ====================
APPROXIMATE NUMBERS OF EMPLOYEES BY CATEGORY OF ACTIVITY
   Research and development                                  37       44      34
   Sales and marketing                                       44       30      38
   Product and customer support                              12        9      11
   Software services                                         24       53      54
   Management and administrative                             14       17      21
                                                            --------------------
   TOTAL WORKFORCE                                          131      153     158
                                                            ====================

      The overall reduction in our workforce, from 153 employees in 2003 to 131 employees in 2004 is due primarily to the outsourcing of certain of our non-core services to O.S.T.

      We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

      Our employees are not generally represented by labor unions. Nevertheless, with respect to our employees in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

      Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration. In 2004, payments to the National Insurance Institute amounted to approximately 15.2% of wages (up to a maximum amount), compared to 16.3% in 2003, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

E.    SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

      The following table sets forth certain information as of June 6, 2005 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

                                Number of Ordinary        Percentage of
                                     Shares                Outstanding
                              Beneficially Owned (1)   Ordinary Shares (2)
                              ----------------------   -------------------
Shimon Alon** ..............     1,278,040 (3,4,5,6)           7.1%
Aki Ratner** ...............       680,452 (7)                 3.9%
Ofer Segev .................       155,000 (8)                   *
Dror Elkayam ...............             *                       *
Zafrir Ron .................             *                       *
Dov Biran ..................       863,720                     5.0%
Dan Falk ...................        10,000 (8)                   *
Zamir Bar-Zion .............             *                       *
Anat Segal .................        10,000 (8)                   *
Ron Zuckerman** ............     1,228,040 (3,4,6,9)           6.8%

----------
 *    Less than 1%.

 ** Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other investors represented by them beneficially own, together, approximately 27.8% of our issued and outstanding share capital. See the table in Item 7A below.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

 (2) The percentages shown are based on 17,091,359 ordinary shares issued and outstanding as of June 6, 2005.

 (3) Includes 406,363 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share.

 (4) Includes 135,454 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share.

 (5) Includes 150,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share.

 (6) Includes 210,286 ordinary shares issuable upon the conversion of five years convertible debentures, at a conversion price of $1.75 per ordinary share.

 (7)  Includes the following:
      176,679 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share.
      58,893 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share.
      190,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share.
      91,429 ordinary shares issuable upon the conversion of five years convertible debentures, at a conversion price of $1.75 per ordinary share.

 (8) These ordinary shares are in the form of currently exercisable stock options.

 (9) Includes 100,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share.

STOCK OPTION PLANS

OLD STOCK OPTION PLANS

      Under our 1994 Stock Option Plan, or the 1994 Plan, and our 1998 Stock Option Plan, or the 1998 Plan, stock options may be granted to our employees, officers and directors or to employees of any of our subsidiaries. The 1994 Plan and 1998 Plan are administered by our Board of Directors. The Board has the authority to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option, the time or times at which options will be granted or exercised, and the other terms and provisions of the options.

      The 1994 Plan and 1998 Plan will terminate in 2004 and 2008, respectively, unless previously terminated by the Board of Directors. We do not intend to grant any additional options under the 1994 Plan and 1998 Plan, and we therefore refer to them collectively as the Old Plans.

      No options were granted under the 1994 Plan and the 1998 Plan in 2004.

2001 STOCK OPTION PLAN

      In 2001 we adopted our 2001 Employee Stock Option Plan, or the 2001 Plan, which authorized the grant of options to purchase up to 1,000,000 ordinary shares. In 2003, the 2001 Plan was amended such that the number of ordinary shares issuable under the 2001 Plan was increased by 1,000,000 ordinary shares, subsequent to which up to 2,000,000 ordinary shares were issuable under the 2001 Plan. In September 2004, our shareholders approved an amendment to the 2001 Plan and the 2003 Israeli Stock Option Plan, or the 2003 Plan (see description below), to provide for the issuance thereunder of an additional 600,000 ordinary shares, such shares to be allocated between the two plans as determined by our Board of Directors from time to time. In December 2004, our shareholders approved a further amendment to the 2001 Plan and 2003 Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares, such shares to be allocated between the two plans as determined by our Board of Directors from time to time.

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

      In 2004, we granted options exercisable into 258,500 ordinary shares under the 2001 Plan.

2003 ISRAELI STOCK OPTION PLAN

      As of January 1, 2003, Section 102 of the Tax Ordinance, or Section 102, which applies to stock option plans, was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to Israeli employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102. Since our then existing stock option plans did not comply with the amended Section 102, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which options may be granted to employees employed by us or by our affiliates and for Israeli employees to benefit from such tax advantages.

      Under the 2003 Plan, 1,500,000 ordinary shares were issuable; however, this will not increase the total number of shares available for option grants, but will allow us to roll over shares available for grant under our 1994 Plan, 1998 Plan and 2001 Plan into the 2003 Plan according to a resolution of our Board of Directors from time to time. As described above, our shareholders approved an increase in the number of ordinary shares available for future option grants under the 2001 and 2003 Plans. In addition, our Board of Directors has determined to roll-over approximately 817,000 ordinary shares from the Old Plans to the 2003 Plan, to be used as for the grant of options.

      The 2003 Plan is currently administered by our Board of Directors, which may delegate such administration to a committee of directors. Subject to the 2003 Plan and applicable law, the Board of Directors or the committee (if appointed) has the authority to determine, among other things, to whom options may be granted; the time and the extent to which the options may be exercised, the fair market value of the shares and the exercise price of shares covered by each option (based on the fair market value); to designate the type of options; interpret the 2003 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

      In 2004, we granted options exercisable into 966,000 ordinary shares under the 2003 Plan.

GRANTS TO SENIOR MANAGEMENT IN 2004

      In 2004, we granted to our directors and executive officers options exercisable into 890,000 ordinary shares, at exercise prices ranging from $2.30 to $2.46. Such options will expire in 2014.

TOTAL OUTSTANDING OPTIONS

      The following table set forth, as of June 6, 2005, the number of options outstanding under our 1994, 1998, 2001 and 2003 Plans and their respective exercise prices and expiration dates:

                    RANGE OF EXERCISE   WEIGHTED AVERAGE REMAINING
NUMBER OF OPTIONS         PRICE         CONTRACTUAL LIFE (IN YEARS)
-----------------   -----------------   ---------------------------
        6,000       $            0.02               1
      230,000       $      0.8 - 0.91               5
    1,346,000       $     1.05 - 1.42               2
    1,146,000       $      1.5 - 2.25               4
    1,173,000       $      2.3 - 2.46               9
       71,000       $     2.88 - 3.13               6
       49,000       $      4.5 -  6.5               1
      327,000       $     6.88 - 9.75               1
       35,000       $      10 - 13.25               1
       13,000       $              16               1

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The following table sets forth certain information as of June 6, 2005 regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

                                                                                 Percentage of
                                                       Number of Ordinary         Outstanding
                                                            Shares              Ordinary Shares
                                                     Beneficially Owned (1)           (2)
                                                     ----------------------     ---------------
Arie Gonen .......................................    1,650,000 (3)                   9.0%
Dov Biran ........................................      863,720                       5.0%
Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman
  and other investors represented by them ........    6,570,654 (4,5,6,7,8)          27.8%
Total ............................................    8,817,707 (9)                  40.5%

-----------------

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

(2) The percentages shown are based on 17,091,359 shares issued and outstanding as of June 6, 2005.

(3) Includes 400,000 ordinary shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Such options will expire on September 30, 2009.

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

(7) Includes 440,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share.

(8) Under a certain Stockholders Agreement dated December 23, 2003, as amended in February 2004, by and among Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner, and other investors represented by them, among other things, Messrs. Alon, Zuckerman and Ratner (i) were granted, in any combination of two signatures of such persons, joint sole discretionary authority over the disposition of the ordinary shares, the exercise of the warrants and the conversion of the convertible promissory notes, which were purchased by or issued to such group of investors pursuant to or in connection with a certain Purchase Agreement dated December 23, 2003, and the disposition of the shares underlying such warrants and convertible promissory notes; and (ii) were appointed, in any combination of two signatures of such persons, as the group's powers of attorney, acting jointly, with sole discretionary power to exercise the voting rights of each of the securities acquired pursuant to the Purchase Agreement. See Item 7B. "Major Shareholders and Related Party Transactions - Major Shareholders - Related Party Transactions." For details of the beneficial ownership of our ordinary shares by each of Messrs. Shimon Alon, Aki Ratner and Ron Zuckerman, as members of our senior management, see also the table in Item 6E above.

(9)   See Footnotes (3) - (8)

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

RECORD HOLDERS

      Based on a review of the information provided to us by our transfer agent, as of June 24, 2005, there were 63 holders of record of our ordinary shares, of which 42 record holders holding approximately 86.9% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 82.0% of our outstanding ordinary shares as of said date).

DUTIES OF SHAREHOLDERS

      DISCLOSURE BY CONTROLLING SHAREHOLDERS. Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.

      Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders, in that order. The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this one-third approval if the total shares of non-interested shareholders voted against the transaction do not represent more than one percent of the voting rights in the company.

      GENERAL DUTIES OF SHAREHOLDERS. In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness.

B.    RELATED PARTY TRANSACTIONS

2004 PRIVATE PLACEMENT

      On December 30, 2003, Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other investors represented by them purchased from the Special Situations Funds their entire holding of 2,043,146 of our ordinary shares, Series A Warrants to purchase 2,208,489 of our ordinary shares and Series B Warrants to purchase 736,162 of our ordinary shares.

      On the same date of their transaction with the Special Situations Funds, we granted such group a 30- day option to invest $2 million in our company in the form of five-year convertible promissory notes, convertible at $1.75 per share, and warrants to purchase 450,000 of our ordinary shares at an exercise price of $1.75 per share. On January 29, 2004 we granted the group a seven-day extension to exercise such option and on February 5, 2004 the group elected to exercise such option. Accordingly, on March 22, 2004 we entered into a Note and Warrant Purchase Agreement with such group, pursuant to which we issued the group convertible promissory notes in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share. In April 2004, all such transactions were approved by our shareholders. The notes and unpaid accrued interest thereon will be due and payable five years after issuance, subject to early repayment in the event of default by us of our obligations under the notes.

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

      We also undertook to register the shares issuable upon conversion of the notes and exercise of the warrants under the Securities Act of 1933 and to maintain a registration statement in effect in order to allow the purchasers to freely sell these shares. We did not obtain effectiveness of the registration statement within the timeframe set forth in the agreement. However, to date, the investors have agreed to extend such period.

COMPENSATION TO FORMER CHIEF EXECUTIVE OFFICER

      See Item 6C. "Directors, Senior Management and Employees - Board Practices
- Directors' Service Contracts - Our Former Chief Executive Officer."

COMPENSATION TO CHIEF EXECUTIVE OFFICER

      See Item 6C. "Directors, Senior Management and Employees - Board Practices
- Directors' Service Contracts - Our Current Chief Executive Officer."

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

      See the consolidated financial statements, including the notes thereto.

LEGAL PROCEEDINGS

      In November 2002, four Special Situations Funds, or SSF, that invested in our company in our October 2001 private placement, filed a complaint against us alleging that we had breached the Registration Rights Agreement relating to their investment in our company. SSF sought to collect liquidation damages of approximately $603,000, plus unspecified actual damages allegedly due as a result of a delay in the declaration of the effective date of the registration statement covering the shares purchased by SSF, as provided for under the Registration Rights Agreement. On March 28, 2003, the court ruled in favor of SSF and awarded SSF liquidation damages in the amount of $603,000, plus interest from the date on which the complaint was filed. We appealed the courts decision and in January 2004, an appellate court affirmed the lower courts decision and rejected our appeal. In 2002, we recorded a one-time charge in the amount of $810,000 and an additional $365,000 in 2003 relating to the outcome of the lawsuit and its related expenses. The charge was included in "costs in respect of lawsuits" in our statement of operations.

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

      According to the Israeli Companies Law, a company may distribute dividends only out of its "profits," as such term is defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

B.    SIGNIFICANT CHANGES

      Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2004.

ITEM 9.     THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

ANNUAL STOCK INFORMATION

      The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National
Market:

YEAR                                 HIGH       LOW
----                                -------   -------
2000 ...........................    $ 37.50   $3.3125
2001 ...........................    $  5.50   $  0.75
2002 ...........................    $  2.12   $  0.50
2003 ...........................    $  2.22   $  0.80
2004 ...........................    $  3.62   $  1.96

QUARTERLY STOCK INFORMATION

      The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market:

                                     HIGH       LOW
                                    -------   -------
2003
----
First Quarter ..................    $  1.05   $  0.80
Second Quarter .................    $  1.59   $  0.90
Third Quarter ..................    $  1.48   $  1.00
Fourth Quarter .................    $  2.22   $  1.05

2004
----
First Quarter ..................    $  3.62   $  2.08
Second Quarter .................    $  3.36   $  2.30
Third Quarter ..................    $  2.90   $  1.96
Fourth Quarter .................    $  2.80   $  2.15

MONTHLY STOCK INFORMATION

      The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market:

MONTH                                HIGH       LOW
-----                               ------    ------
December 2004 ..................    $ 2.65    $ 2.30
January 2005 ...................    $ 2.89    $ 2.41
February 2005 ..................    $ 3.16    $ 2.69
March 2005 .....................    $ 3.49    $ 2.77
April 2005 .....................    $ 3.08    $ 2.72
May 2005                            $ 2.89    $ 2.50

      On June 28, 2005, the last reported sale price of our ordinary shares on the NASDAQ National Market was $2.47 per share.

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      Our ordinary shares have traded on the NASDAQ National Market since our initial public offering on December 17, 1992. On October 27, 2000, our name was changed to Attunity Ltd and our NASDAQ symbol changed to ATTU.

D.    SELLING SHAREHOLDERS

      Not applicable.

E.    DILUTION

      Not applicable.

F.    EXPENSE OF THE ISSUE

      Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

      SET OUT BELOW IS A DESCRIPTION OF CERTAIN PROVISIONS OF OUR MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION, AND OF THE ISRAELI COMPANIES LAW RELATED TO SUCH PROVISIONS. THIS DESCRIPTION IS ONLY A SUMMARY AND DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE MEMORANDUM AND ARTICLES WHICH ARE INCORPORATED BY REFERENCE AS EXHIBITS TO THIS ANNUAL REPORT AND TO ISRAELI LAW.

PURPOSES AND OBJECTS OF THE COMPANY

      We are a public company registered under the Israeli Companies Law as Attunity Ltd., registration number 52-003801-9. Our objects and purposes, as provided by our articles of association, are to carry on any lawful activity.

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

RIGHTS ATTACHED TO SHARES

      Our authorized share capital consists of 30,000,000 ordinary shares of a nominal value of NIS 0.1 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The shares do not entitle their holders to preemptive rights.

      The rights attached to our ordinary shares are as follows:

      DIVIDEND RIGHTS. Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively. Unless not otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period. Our board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of profits legally available for distribution, in accordance with the provisions of the Israeli Companies Law. See Item 8A. "Financial Information - Consolidated and Other Financial Information - Dividend Distribution Policy." If after one year a dividend has been declared and it is still unclaimed, our board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

      VOTING RIGHTS. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

      The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one-third (33.33%) of the voting rights in the Company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.

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

PROVISIONS RESTRICTING CHANGE IN CONTROL OF OUR COMPANY

      There are no specific provisions of our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control of Attunity or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, certain provisions of the Companies Law may have such effect.

      The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

      The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

      If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

      Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

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

C. MATERIAL CONTRACTS

2005 PRIVATE PLACEMENT

      On January 24, 2005 we entered into a Securities Purchase Agreement with certain funds affiliated with Weiss, Peck & Greer, pursuant to which we issued to the investors an aggregate of 727,273 of our ordinary shares for $2.0 million. In addition, the investors acquired warrants to purchase an aggregate of 290,909 ordinary shares at an exercise price of $2.75 per share, and exercisable until January 23, 2008, with a call provision that allows us to call the exercise of the warrants if the closing price of the ordinary shares exceeds $4.70 for twenty (20) consecutive trading days.

      Under the agreement, the investors have a pre-emptive right to participate in certain future financings until the earlier of (i) the 1st anniversary after the closing of the transaction (i.e., January 23, 2006), (ii) the date the first financing closes, and (iii) the date at which the investors hold less than 50% of the shares acquired by them.

      We also undertook to register the shares issued to the investors and the shares issuable upon exercise of the warrants under the Securities Act of 1933 and to maintain a registration statement in effect in order to allow them to freely sell these shares. The investors have the right to receive payment for liquidated damages if a registration statement is not declared effective within a three months period from the closing date. Since we did not obtain effectiveness of the registration statement within the timeframe set forth in the agreement, we have been accruing liquidated damages at an amount of $40,000 per month.

2004 PRIVATE PLACEMENT

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

2004 CREDIT LINE

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

D.    EXCHANGE CONTROLS

      Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

E.    TAXATION

                           ISRAELI TAX CONSIDERATIONS

      The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

GENERAL CORPORATE TAX STRUCTURE

      Israeli companies are generally subject to "Corporate Tax" on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from foreign subsidiaries are generally subject to tax regardless of its status as an Approved Enterprise.

      The Israeli Ministry of Finance recently published a memorandum proposing an amendment to the Israeli Tax Ordinance [New Version], 1961, or the Tax Ordinance, under which the corporate tax rate will be gradually reduced to 25%, as follows: 31% for the 2006 tax year; 29% for the 2007 tax year; 27% for the 2008 tax year; 26% for the 2009 tax year; and 25% for the 2010 tax year and thereafter. In order to enact such proposal as legislation, it must be approved by the Israeli parliament and published. Because we cannot predict whether, and to what extent, such proposal will eventually be enacted into law, we face uncertainties as to the potential consequences of such proposal.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

      The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, E.G., the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

      Taxable income of a company derived from an approved enterprise is subject to Corporate Tax at the maximum rate of 25% (rather than the regular Corporate Tax rate) for the benefit period. This period is ordinarily seven years (or ten years if the company qualifies as a foreign investors' company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. Tax benefits under the Investments Law also apply to income generated from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise's ordinary course of business. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate for the benefit period and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise.

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

                                                The Company Tax
For a company with foreign investment of            rate is
---------------------------------------------   ---------------
over 25% but less than 49% ..................        25%
49% or more but less than 74% ...............        20%
74% or more but less than 90% ...............        15%
90% or more .................................        10%

      In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax benefit period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

      Subject to applicable provisions concerning income under the alternative package of benefits, in the event a company holds a number of approved enterprise programs, each subject to different terms and conditions and a different tax rate, or in the event only a portion of its capital investments is approved, all income derived from such approved enterprises is considered to be attributable to the entire enterprise and the company's effective tax rate is the result of a weighted average of the various applicable tax rates (such weighted average to be calculated in accordance with the guidelines of the Investments Law). Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

      Our production facilities and those of our subsidiary Attunity Services have been granted "Approved Enterprise" status under the Investment Law.

      In June 2000, we filed an application for a fourth investment program which was approved in December 2004 and will expire in December 2016. The other three investment programs, which were approved in February 1993, November 1993 and February 1998, will expire in February 2005, October 2009 and February 2010, respectively. As of December 31, 2004, we received final approvals regarding completion of the first three investment programs. The fourth investment program remains in progress.

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

      Attunity Software Services has been granted status as an "Approved Enterprise" for two separate investment programs from 1991 and 1993 whereby it has elected to receive government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval. In 1993, Attunity Software Services received approval for an expansion of the aforementioned programs whereby it has elected to enjoy "alternative benefits" - and, accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of ten years commencing with the year it first earns taxable income. As of December 31, 2004, Attunity Software Services has not received final approvals regarding completion of investments for such programs.

      If these retained tax-exempt profits are distributed they would be taxed at the Corporate Tax rate applicable to such profits as if the Company had not elected the alternative package of benefits, currently between 10%-25% for an "Approved Enterprise." As of December 31, 2004, our accumulated deficit does not include tax-exempt profits earned by our and Attunity Software Services' "Approved Enterprises."

      Since we currently have no taxable income, the benefits have not yet commenced for all programs. Should we or Attunity Services derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate of 35%.

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

      RECENT AMENDMENT OF THE INVESTMENTS LAW

      On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company's facility will be granted the status of "Approved Enterprise" only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than three years from the company's previous year of commencement of benefits under the Investments Law.

      Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefiting Facility are determined, as applicable to Attunity, according to one of the following new tax routes:

      o Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility; and

      o A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

      Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

      The amendment changes the definition of "foreign investment" in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

      The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

      o deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel;

      o the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

      o     accelerated depreciation rates on equipment and buildings.

      Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

      We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

TAX BENEFITS AND GOVERNMENT SUPPORT FOR RESEARCH AND DEVELOPMENT

      Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

TAXATION UNDER INFLATIONARY CONDITIONS

      The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which may be material to us can be summarized as follows:

      o There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

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

      However, the Minister of Finance may, with the approval of the Israeli Parliament's Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

STAMP DUTY

      The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. We believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure that the tax authorities or the courts will accept such view.

      In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

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

      Generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on a recognized stock exchange in a country that has a treaty for the prevention of double taxation with Israel (such as NASDAQ). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will generally be taxed at a rate of 25%), and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with certain provisions of the Inflationary Adjustment Law (that will be taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); (iii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement); or (iv) the sale of shares to a relative (as defined in the Tax Ordinance).

      The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

      According to the aforementioned memorandum proposing an amendment of the Tax Ordinance, it is proposed to reduce the aforementioned tax rate, commencing on January 1, 2006, to 20% for individuals, excluding with respect to a shareholder holding more than 10% of the outstanding share capital of the company, who shall continue to be subject to a 25% tax rate.

      Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel (including NASDAQ), provided however that such capital gains are not derived from a permanent establishment of such shareholders in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering, that the gains did not derive from a permanent establishment of such shareholders in Israel, and that such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

      In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

      Pursuant to the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the Treaty U.S. Resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.- Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

TAXATION OF NON-RESIDENTS

      Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

      The aforementioned memorandum proposing an amendment of the Tax Ordinance, proposes to reduce the tax rate applicable to distributions of dividends to a rate of 20% for individuals, excluding a shareholder holding more than 10% of the outstanding share capital of the distributing company, who shall continue to be subject to a 25% tax rate on such distributions.

      Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. Such tax rate is reduced to 12.5% for dividends not generated by an approved enterprise if the shareholder is a U.S. corporation and holds at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year. Dividends generated by an approved enterprise are taxed at the rate of 15%, however this reduced rate will not apply if more than 25% of the Israeli company's gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or 50% or more of the outstanding shares of the voting stock of which is owned by the Israeli company.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

      o     broker-dealers,

      o     financial institutions,

      o     certain insurance companies,

      o     regulated investment companies,

      o     investors liable for alternative minimum tax,

      o     tax-exempt organizations,

      o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

      o persons who hold the ordinary shares through partnerships or other pass-through entities,

      o persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

      o investors that actually or constructively own, or have owned, 10 percent or more of our voting shares, and

      o investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

      If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

      This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

      You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

      For purposes of this summary, a U.S. Holder is any beneficial owner of ordinary shares that is:

      o an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

      o a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

      o an estate whose income is subject to U.S. federal income tax regardless of its source; or

      o a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

TAXATION OF DIVIDENDS

      The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

      Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

      Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

      If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate, discussed above, and:

o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year;

o the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

      Notwithstanding the foregoing, we file reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders pursuant to NASDAQ Marketplace Rule 4350(g), a copy of which proxy statement is filed promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. However, in accordance with NASDAQ Marketplace Rule 4350(a)(1), as in effect prior to its recent amendment, we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders. The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site (www.attunity.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

      This Annual Report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following SEC public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the SEC Internet site (http://www.sec.gov) and on our website www.attunity.com. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330 or by visiting the SEC's website at http://www.sec.gov. The Exchange Act file number for our SEC filings is 0-20892.

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

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

      DISCLOSURE CONTROLS AND PROCEDURES. Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2004. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective in timely alerting them to information relating to us required to be included in the our periodic SEC filings.

      INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

      All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16.    [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Dan Falk, who serves on our audit committee, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

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

                                      Year Ended December 31,
                          -------------------------------------------------
                                   2003                      2004
                          -----------------------   -----------------------
Services Rendered            Fees     Percentages     Fees      Percentages
----------------------    ---------   -----------   ---------   -----------
Audit (1) ............    $ 158,281        83%      $ 127,519        62%
Audit-related (2) ....       14,560         9%         61,100        30%
Tax (3) ..............       18,580         8%         15,571         8%
Other ................           --        --              --        --
Total ................    $ 191,421       100%      $ 204,190       100%

---------------
(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

      Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during 2004.

                                    PART III

ITEM 17.    FINANCIAL STATEMENTS

      The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.    FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS.

Index to Financial Statements ....................................   F-1

Report of Independent Auditors ...................................   F-2

Consolidated Balance Sheets ......................................   F-3

Consolidated Statements of Operations ............................   F-5

Statements of Changes in Shareholders' Equity ....................   F-6

Consolidated Statements of Cash Flows ............................   F-7

Notes to Consolidated Financial Statements .......................   F-9

ITEM 19.    EXHIBITS

EXHIBIT                              DESCRIPTION
-------                              -----------
  1.1       Memorandum of Association of the Registrant (1)
  1.2       Articles of Association of the Registrant, as amended (2)
  2.1       Specimen of Ordinary Share Certificate (3)
  4.1       1994 Employee Stock Option Plan (4)
  4.2       1998 Employee Stock Option Plan, as amended (5)
  4.3       2001 Stock Option Plan, as amended (6)
  4.4       2003 Israeli Stock Option Plan, as amended (7)
  4.5       Note and Warrant Purchase Agreement dated March 22, 2004 among the
            Registrant and the purchasers listed on Exhibit A thereto; Form of
            Warrant issued in connection therewith; Form of Convertible
            Promissory Note issued in connection therewith; and Registration
            Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (8)
  4.6       Employment and Services Agreement among the Registrant and Mr.
            Gonen, effective as of January 1, 2004 (9)
  4.7       Loan Agreement dated June 3, 2004 among the Registrant and Plenus
            Technologies Ltd., or Plenus; Warrant to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated
            June 3, 2004 among the Registrant, Plenus, Golden Gate Bridge Fund
            (Israel), or Golden Gate, and United Mizrachi Bank, Ltd., or
            Mizrachi Bank; and Fixed Charge Agreement dated June 3, 2004 among the Registrant and Plenus, Golden Gate and Mizrachi Bank (10)
  4.8       Form of Warrant issued to Gaus Investments Ltd. and R.4.B Ltd. (11)
  4.9       Securities Purchase Agreement dated January 24, 2005, among the
            Registrant and certain funds affiliated with Weiss, Peck & Greer;
            Registration Rights Agreement dated January 24, 2005 entered into in connection therewith; and Form of Warrant issued to certain funds affiliated with Weiss, Peck & Greer (12)
  4.12      Outsourcing Agreement with One Software Technologies Ltd., dated
            November 7, 2004 (13), and Amendment No. 1 thereto, dated April 2005
  4.13      Form of Indemnification Letter (14)
  4.14      Letter relating to termination of the employment of Mr. Gonen, dated as of July 25, 2004 *
  4.15      Employment Agreement among the Registrant and Mr. Ratner, dated as of July 2004 *
     8      List of Subsidiaries of the Registrant
  12.1      Certification of Chief Executive Officer pursuant to Rule 13a-14(a)
            and Rule 15d-14(a) of the Securities Exchange Act, as amended
  12.2      Certification of Chief Financial Officer pursuant to Rule 13a-14(a)
            and Rule 15d-14(a) of the Securities Exchange Act, as amended
  13.1      Certification of Chief Executive Officer pursuant to 18 U.S.C.
            Section 1350, as adopted pursuant to Section 906 of the
            Sarbanes-Oxley Act of 2002.
  13.2      Certification of Chief Financial Officer pursuant to 18 U.S.C.
            Section 1350, as adopted pursuant to Section 906 of the
            Sarbanes-Oxley Act of 2002.
  14.1      Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young
            Global

-----------------
(1) Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, registration number 33-54020, and incorporated herein by reference.
(2) Filed as Exhibit 3.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.
(3) Filed as Exhibit 4 to the Amendment No. 2 to the Registrant's Registration Statement on Form F-1, registration number 33-54020, filed on December 9, 1992, and incorporated herein by reference.
(4) Filed as Exhibit 4.8 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(5) Filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-8, filed with the SEC on January 25, 2005, and incorporated herein by reference.
(6) Filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference.
(7) Filed as Exhibit 4.4 to the Registrant's Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference.
(8) Filed as Items 3, 4, 5 and 6, respectively, to the Registrant's Report of Foreign Private Issuer on Form 6-K submitted to the SEC on March 25, 2004, and incorporated herein by reference.

(9) Filed as Exhibit 4.12 to the Registrant's annual report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(10) Filed as Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(11) Filed as Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(12) Filed as Exhibits 4.15, 4.16 and 4.17, respectively, to the Registrant's Registration Statement on Form F-3, filed with the SEC on February 22, 2005, and incorporated herein by reference.
(13) Filed as Exhibit 4.18 to the Registrant's Registration Statement on Form F-3, filed with the SEC on February 22, 2005, and incorporated herein by reference.
(14) Filed as Annex A to the Registrant's Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 2, 2004, and incorporated herein by reference.

* Translated from Hebrew.
                                       74

                       ATTUNITY LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                                 IN U.S. DOLLARS




                                      INDEX




                                                                        PAGE
                                                                        ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  F-2

CONSOLIDATED BALANCE SHEETS                                           F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                    F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                            F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                 F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            F-9 - F-34

[ERNST & YOUNG LOGO]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                                  ATTUNITY LTD.


     We have audited the accompanying consolidated balance sheets of Attunity Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.




                                               /s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
January 30, 2005                               A Member of Ernst & Young Global

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                    DECEMBER 31,
                                                                               ---------------------
                                                                                2004           2003
                                                                               -------       -------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                    $ 1,602       $ 2,073
  Restricted cash                                                                   73           902
  Short-term bank deposits                                                         115           120
  Marketable securities                                                              -           200
  Trade receivables (net of allowance for doubtful accounts of $ 145 and
    $ 312 at December 31, 2004 and 2003, respectively)                           2,667         2,845
  Severance pay fund                                                               249             -
  Other accounts receivable and prepaid expenses                                 1,146         1,006
                                                                               -------       -------

TOTAL current assets                                                             5,852         7,146

LONG-TERM PREPAID EXPENSES                                                          64             -

SEVERANCE PAY FUND                                                                 698         1,592

PROPERTY AND EQUIPMENT, NET                                                        841           926

SOFTWARE DEVELOPMENT COSTS, NET                                                  4,213         4,512

GOODWILL                                                                         6,200         6,036

DEFERRED EXPENSES, NET                                                             275             -
                                                                               -------       -------

TOTAL assets                                                                   $18,143       $20,212
                                                                               =======       =======


The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                         DECEMBER 31,
                                                                                   ------------------------
                                                                                     2004           2003
                                                                                   --------        --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                                           $      -        $    206
  Current maturities of long-term debt                                                   70             102
  Trade payables                                                                        754             583
  Deferred revenues                                                                   2,298           2,090
  Employee and payroll accruals                                                       1,490           1,239
  Accrued severance pay                                                                 285               -
  Accrued expenses and other liabilities                                              2,227           3,479
                                                                                   --------        --------

TOTAL current liabilities                                                             7,124           7,699
                                                                                   --------        --------

LONG-TERM LIABILITIES:
  Long-term debt                                                                         62              99
  Convertible debt, net issued to principal shareholders                                277               -
  Accrued severance pay                                                               1,008           1,941
                                                                                   --------        --------

TOTAL long-term liabilities                                                           1,347           2,040
                                                                                   --------        --------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital - Ordinary shares of NIS 0.1 par value -
    Authorized: 30,000,000 value at December 31, 2004 and 2003; Issued and outstanding: 15,356,740 and 14,767,432 shares at December 31, 2004 and
      2003, respectively                                                                539             525
  Additional paid-in capital                                                         89,618          86,504
  Accumulated other comprehensive loss                                                 (148)           (259)
  Accumulated deficit                                                               (80,337)        (76,297)
                                                                                   --------        --------

TOTAL shareholders' equity                                                            9,672          10,473
                                                                                   --------        --------

TOTAL liabilities and shareholders' equity                                         $ 18,143        $ 20,212
                                                                                   ========        ========


The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                                             YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------------
                                                                        2004            2003            2002
                                                                      --------        --------        -------
Revenues:
  Software licenses                                                   $  7,258        $  6,045        $ 6,931
  Maintenance and support                                                5,853           5,832          6,057
  Services                                                               4,526           4,740          4,467
                                                                      --------        --------        -------

                                                                        17,637          16,617         17,455
                                                                      --------        --------        -------
Cost of revenues:
  Software licenses                                                      2,164           2,094          1,878
  Maintenance and support                                                1,036             801            715
  Services                                                               4,253           4,184          3,782
  Impairment of capitalized software development costs                       -           1,543              -
                                                                      --------        --------        -------

                                                                         7,453           8,622          6,375
                                                                      --------        --------        -------

Gross profit                                                            10,184           7,995         11,080
                                                                      --------        --------        -------

Operating expenses:
  Research and development, net                                          1,475           1,491          1,438
  Selling and marketing                                                  7,878           5,938          5,369
  General and administrative                                             2,580           2,749          1,938
  Costs in respect of lawsuits                                               -             925          1,100
  Restructuring and termination costs                                    1,786               -            608
                                                                      --------        --------        -------

TOTAL operating expenses                                                13,719          11,103         10,453
                                                                      --------        --------        -------

Operating income (loss)                                                 (3,535)         (3,108)           627
                                                                      --------        --------        -------

Financial income (expenses), net                                          (466)            236            141
Other income                                                                40               -              -
                                                                      --------        --------        -------
Income (loss) before taxes on income                                    (3,961)         (2,872)           768
                                                                      --------        --------        -------

Income taxes                                                                79              84            264
                                                                      --------        --------        -------

Net income (loss)                                                     $ (4,040)       $ (2,956)       $   504
                                                                      ========        ========        =======

Basic and diluted net earnings (loss) per share                       $  (0.27)       $  (0.20)       $  0.03
                                                                      ========        ========        =======

Weighted average number of shares used in computing basic net
  earnings (loss) per share                                             15,151          14,767         14,697
                                                                      ========        ========        =======
Weighted average number of shares used in computing diluted net
  earnings (loss) per share                                             15,151          14,767         14,725
                                                                      ========        ========        =======


The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                  ORDINARY SHARES          ADDITIONAL     TREASURY
                                           -----------------------------    PAID-IN      SHARES AT
                                               SHARES         AMOUNT        CAPITAL         COST
                                           -------------- --------------  ------------   -------------

Balance as of January 1, 2002                  14,580,160       $520       $ 86,557        $  (31)
   Exercise of employees stock options            187,272          5              -             -
   Issuance expenses related to issuance
     of shares in 2001                                  -          -           (103)            -
   Compensation in respect of warrants
     granted to a consultant                            -          -             50             -
   Treasury shares in respect of  a
      senior employee                                   -          -              -            31
   Other comprehensive income:
     Foreign currency translation
     adjustments                                        -          -              -             -
      Net income                                        -          -              -             -
                                               ----------       ----       --------        ------
   Total comprehensive income


Balance as of December 31, 2002                14,767,432        525         86,504             -
   Other comprehensive income:
     Foreign currency translation
     adjustments                                        -          -              -             -
     Net loss                                           -          -              -             -
                                               ----------       ----       --------        ------
   Total comprehensive loss


Balance as of December 31, 2003                14,767,432        525         86,504             -
   Exercise of warrants                           496,891         12            807             -
   Exercise of employee by stock options           92,417          2            115             -
   Warrants issued in consideration for
     credit line                                        -          -            256             -
   Detachable warrants and beneficial
     conversion feature related to
     convertible debt, net (see Note 9)                 -          -          1,936             -
   Other comprehensive income:
     Foreign currency translation
       adjustments                                      -          -              -             -
   Net loss                                             -          -              -             -
                                               ----------       ----       --------        ------
   Total comprehensive loss


Balance as of December 31, 2004                15,356,740       $539       $ 89,618        $    -
                                               ==========       ====       ========        ======



                                            ACCUMULATED
                                               OTHER                          TOTAL            TOTAL
                                           COMPREHENSIVE    ACCUMULATED    COMPREHENSIVE   SHAREHOLDERS'
                                           INCOME (LOSS)      DEFICIT      INCOME (LOSS)      EQUITY
                                           -------------      -------      -------------      ------
Balance as of January 1, 2002                  $(876)       $  (73,845)                      $ 12,325
   Exercise of employees stock options             -                 -              -               5
   Issuance expenses related to issuance
     of shares in 2001                             -                 -                           (103)
   Compensation in respect of warrants
     granted to a consultant                       -                 -                             50
   Treasury shares in respect of  a
      senior employee                              -                 -                             31
   Other comprehensive income:
     Foreign currency translation
     adjustments                                 268                 -        $   268             268
      Net income                                   -               504            504             504
                                               -----        ----------        -------        --------
   Total comprehensive income                                                 $   772
                                                                              =======

Balance as of December 31, 2002                 (608)          (73,341)                        13,080
   Other comprehensive income:
     Foreign currency translation
     adjustments                                 349                 -        $   349             349
     Net loss                                      -            (2,956)        (2,956)         (2,956)
                                               -----        ----------        -------        --------
   Total comprehensive loss                                                   $(2,607)
                                                                              =======

Balance as of December 31, 2003                 (259)          (76,297)                        10,473
   Exercise of warrants                            -                                              819
   Exercise of employee by stock options           -                                              117
   Warrants issued in consideration for
     credit line                                   -                                              256
   Detachable warrants and beneficial
     conversion feature related to
     convertible debt, net (see Note 9)            -                                            1,936
   Other comprehensive income:
     Foreign currency translation
       adjustments                               111                          $   111             111
   Net loss                                        -            (4,040)        (4,040)         (4,040)
                                               -----        ----------        -------        --------
   Total comprehensive loss                                                   $(3,929)
                                                                              =======

Balance as of December 31, 2004                $(148)       $  (80,337)                      $  9,672
                                               =====        ==========                       ========


The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                            -------------------------------------
                                                                              2004           2003          2002
                                                                            -------        -------        -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                                          $(4,040)       $(2,956)       $   504
 Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation                                                                  391            543            679
  Amortization of deferred expenses                                             111              -              -
  Amortization of debt discount                                                 277              -              -
  Amortization of capitalized software development costs                      1,874          1,613          1,590
  Impairment of capitalized software development costs                            -          1,543              -
  Gain from sale of property and equipment                                      (40)             -              -
  Decrease in accrued severance pay, net                                         (5)           (74)           (18)
  Decrease (increase) in trade receivables                                      247            311           (552)
  Decrease  (increase)  in other  accounts  receivables  and  prepaid
    expenses                                                                     19            149           (101)
  Increase in long-term prepaid expenses                                        (64)             -              -
  Increase (decrease) in trade payables                                         143             99           (691)
  Increase (decrease) in deferred revenues                                      150            178           (291)
  Increase (decrease) in employee and payroll accruals                          191            284           (447)
  Decrease (increase) in marketable securities, net                             205           (214)            24
  Increase (decrease) in accrued expenses and other liabilities              (1,332)           915            926
  Compensation in respect of warrants granted to a consultant                     -              -             50
  Others                                                                         (3)             -             (9)
                                                                            -------        -------        -------

 Net cash provided by (used in) operating activating                         (1,876)         2,391          1,664
                                                                            -------        -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in restricted cash                                                   -           (902)             -
  Proceeds from restricted cash                                                 830              -              -
  Short-term deposits, net                                                       10            (32)           (88)
  Purchase of property and equipment                                           (364)          (238)          (199)
  Capitalization of software development costs                               (1,575)        (1,593)        (1,595)
  Proceeds from sale of property and equipment                                  112              6             46
                                                                            -------        -------        -------

Net cash used in investing activities                                          (987)        (2,759)        (1,836)
                                                                            -------        -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of employee stock options                              117              -              5
  Proceeds from exercise of warrants                                            819              -              -
  Issuance  of  convertible  debt  and  detachable  warrants,  net of
    issuance expenses                                                         1,689              -              -
  Receipt of long-term debt                                                      35             69             86
  Repayment of long-term debt                                                  (107)          (180)          (259)
  Short-term bank credit, net                                                  (206)            32              2
  Issuance expenses related to issuance of shares in 2001                         -              -           (103)
  Proceeds from treasury shares in respect of a senior employee                   -              -             31
                                                                            -------        -------        -------

Net cash provided by (used in) financing activities                           2,347            (79)          (238)
                                                                            -------        -------        -------

Foreign currency translation adjustments on cash and cash equivalents            45           (173)            58
                                                                            -------        -------        -------

Decrease in cash and cash equivalents                                          (471)          (620)          (352)
Cash and cash equivalents at the beginning of the year                        2,073          2,693          3,045
                                                                            -------        -------        -------

Cash and cash equivalents at the end of the year                            $ 1,602        $ 2,073        $ 2,693
                                                                            =======        =======        =======



The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                 YEAR ENDED DECEMBER 31,
                                                                           -----------------------------------
                                                                             2004          2003         2002
                                                                           --------       -------      -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

  Cash paid during the year for:
    Interest                                                               $     37       $    90       $60
                                                                           ========       =======       ===

    Income taxes                                                           $     11       $    25       $12
                                                                           ========       =======       ===

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:

  Capital lease obligation incurred upon the acquisition of property
    and equipment                                                          $      -       $    50       $ -
                                                                           ========       =======       ===
  Issuance of warrant in consideration for credit line                     $    256       $     -       $ -
                                                                           ========       =======       ===


The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- GENERAL

     Attunity Ltd. ("Attunity") and its subsidiaries (collectively - "the Company") develop, market and provide support for computer software integration tools and application development tools.

     The company is a leading provider of enterprise data integration software. Using its products, companies seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The company also provides consulting, maintenance and other related services for its products including maintenance services to its legacy products: CorVision - an application generator, APTuser - a database retrieval and production report generator, and Mancal 2000 - a logistics and financial application software package (through its Israeli subsidiary, Attunity Software Services Ltd. ("ASS")).

     As for geographic markets and major customers, see Note 16.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.   Financial statements in U.S. dollars ("dollars"):

          A majority of the revenues of Attunity and certain of its subsidiaries is generated in dollars. In addition, a substantial portion of Attunity and certain subsidiaries' costs is denominated in dollars. Accordingly, the Company's management believes that the dollar is the primary currency in the economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar.

          Amounts in currencies other than dollars have been translated as follows:

          Monetary balances - at the exchange rate in effect on the balance sheet date. Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

          All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

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

     d.   Cash equivalents:

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at the purchase date.

     e.   Restricted cash:

          Restricted cash is primarily invested in highly liquid deposits, These deposits were used mainly as a security for the outcome of a lawsuit.

     f.   Short-term bank deposits:

          Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in New Israeli Shekels ("NIS") and bear interest at an average annual rate of 1.9%. The short-term deposits are presented at their cost, including accrued interest.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     h.   Property and equipment:

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

                                                        %
                                             ----------------------

Computers and peripheral equipment                   20 - 33
Office furniture and equipment                       10 - 20
Motor vehicles                                          15
                                    Over the shorter of the related lease period
Leasehold improvements                        or the life of the asset

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

          In 2004, 2003 and 2002, no impairment losses were identified.

     j.   Goodwill:

          Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition.

               Effective January 1, 2002, the Company adopted the full provisions of Statement of Financial Accounting Standards No. 142 ``Goodwill and Other Intangible Assets (``SFAS No. 142).

          SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

          In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Fair value of the reporting unit was determined using discounted cash flows and market capitalization. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital.

          As of December 31, 2004, no impairment losses have been identified.

          The change in the carrying amount of goodwill for the year ended December 31, 2004, is due to translation adjustments.

     k.   Research and development costs:

          Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standards No.86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS No.86").

          Based on the Company's product development process, technological feasibility is established upon completion of a detail program design.

          Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (1) ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues from sales of the product, or (2) the straight-line method over the estimated economic life of the product (five years). Amortization commences when the product is available for general product release to customers. The Amortization expense is included as part of cost of revenues.

          At each balance sheet date, the unamortized capitalized costs of the software products are compared to the net realizable value of the product. If the unamortized capitalized costs of a computer software product exceed the net realizable value of that product, such excess is written off. The net realizable value is calculated as the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of sale.

          In the year ended December 31, 2003, the Company wrote off capitalized software costs in the amount of $ 1,543. The aforementioned wrote off was included as part of cost of revenues.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     l.   Income taxes:

          The Company accounts for income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

     m.   Advertising expenses:

          Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $ 218, $ 208 and $ 55, respectively.

     n.   Revenue recognition:

          The Company generates revenues mainly from license fees and sub-license fees for the right to use its software products, maintenance, support, consulting and training services. The Company sells its products primarily through its direct sales force to customers and indirectly through distributors and Value Added Resellers ("VARs"). Both the customers and the distributors or resellers are considered to be end users. The Company is also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users.

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

          The Company's determination of fair value of each element in multiple-element arrangements is based on VSOE. The Company aligns its assessment of VSOE for the elements in the transaction to the price charged when the same element is sold separately. The Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has sufficient VSOE to allocate revenue to the maintenance and support, consulting and training ("professional") services components of its license arrangements. The Company sells its professional services separately, and accordingly it has established VSOE for professional services based on its hourly or daily rates. VSOE for maintenance and support is determined based upon the customer's annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, the Company recognizes revenue from software licenses upon delivery using the residual method in accordance with SOP No. 98-9.

          Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. The Company had determined that these services are not considered essential to the functionality of other elements of the arrangement, therefore, these revenues are recognized as a separate element of the arrangement.

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

     o.   Concentrations of credit risks:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, and trade receivables.

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

          The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, Israel, Europe, Far East and South America. The Company performs ongoing credit evaluations of its customers and, through December 31, 2004, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

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

          The fair value for options granted in 2004, 2003 and 2002 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:


                            2004       2003       2002
                            ----       ----       ----

Dividend yield                 0%        0%          0%
Expected volatility           69%     43.8%       79.5%
Risk-free interest           3.5%      3.5%          3%
Expected life             4 years   4 years     6 years

          Pro forma information under SFAS No. 123, is as follows:


                                                                 YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                         2004              2003              2002
                                                       ----------        ----------        -----
Net income (loss)                                      $   (4,040)       $   (2,956)       $ 504
                                                       ==========        ==========        =====

Deduct: stock-based employee compensation
   expenses determined under fair value based
   method for all awards                               $     (616)       $     (586)       $(994)
                                                       ----------        ----------        -----


Pro forma net loss                                     $   (4,656)       $   (3,542)       $(490)
                                                       ==========        ==========        =====

Basic and diluted net earnings (loss) per share:


As reported                                            $    (0.27)       $    (0.20)       $0.03
                                                       ==========        ==========        =====
Proforma
                                                       $    (0.31)       $    (0.24)       $0.03
                                                       ==========        ==========        =====


          Had compensation cost for the Company's stock option plans been determined based on the fair value based method set forth in FAS 123, the Company's net income (loss) and net earnings (loss) per share would have been changed to the pro forma amounts indicated above.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expenses over the options' vesting period, based on the straight line method.

          The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees for services or goods provided. SFAS No. 123 requires the use of an option valuation model to measure the fair value of the warrants at the date of grant.

     r.   Basic and diluted net earnings (loss) per share:

          Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share adjusts basic net earnings
          (loss) per share for the effect of convertible securities and stock options only in the periods in which such effect is dilutive.

          The total weighted average number of shares related to the outstanding stock options and warrants excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 8,976,887, 6,963,321 and 6,367,656 for the years ended December 31,
          2004, 2003 and 2002, respectively. In 2004 1,142,857 shares resulting from the conversation of debt were excluded from the calculation of dilutive net loss per share due to their unti-dilutive effect.

     s.   Severance pay:

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

          Severance pay expenses for the years ended December 31, 2004, 2003 and 2002 were $ 320, $ 498 and $ 576, respectively.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     t.   Deferred expenses:

          Deferred expenses relating to debt issuance expenses and to receipt of a credit line are amortized over the term of the debt and credit line, respectively.

     u.   Fair value of financial instruments:

          The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

          The carrying amounts of cash and cash equivalents, restricted cash, short-term bank deposits, trade receivables, trade payables, employees and payroll accruals accrued, expenses and other liabilities approximate their fair values due to the short-term maturity of these instruments.

          The fair value for marketable securities is based on quoted market prices and does not significantly differ from the carrying amount.

     v.   Impact of recently issued accounting standards:

          On December 16, 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004 Share-Based Payment ("Statement 123R"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends FASB statement No. 95 "Statement. Generally, the approach in Statement 123(R) is similar to the approach described in Statement
          123. However, Statement 123 permits, but does not require, share-based payments to employees to be recognized based on their fair values, while Statement 123R requires all share-based payments to employees to be recognized based on their fair values. Pro forma disclosure is no longer an alternative.

          Statement 123R must be adopted no later than July 1, 2005. The Company expects to adopt this statement on July 1, 2005

          The Company expects that the adoption of Statement 123R may have a material effect on its result of operations.

          The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Note 2p to the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                DECEMBER 31,
                             -------------------
                              2004         2003
                             ------       ------

Prepaid expenses             $  483       $  338
Government authorities          451          485
Employees                        33           64
Other                           179          119
                             ------       ------

                             $1,146       $1,006
                             ======       ======



NOTE 4:- PROPERTY AND EQUIPMENT, NET

                                                DECEMBER 31,
                                            -------------------
                                             2004         2003
                                            ------       ------
Cost:
   Computers and peripheral equipment       $3,866       $3,559
   Office furniture and equipment              639          622
   Motor vehicles                              408          629
   Leasehold improvements                    1,201        1,182
                                            ------       ------

                                             6,114        5,992

Accumulated depreciation:                    5,273        5,066
                                            ------       ------

Depreciated cost                            $  841       $  926
                                            ======       ======

          Depreciation expenses for the years ended December 31, 2004, 2003 and 2002 are $ 391, $ 543 and $ 679, respectively.

          As for charges on the Company's property and equipment, see Note 11.


NOTE 5:- SOFTWARE DEVELOPMENT COSTS, NET

                                           DECEMBER 31,
                                      ---------------------
                                       2004           2003
                                      -------       -------
Software development costs            $16,922       $15,347
Less - accumulated amortization        12,709        10,835
                                      -------       -------

Amortized cost                        $ 4,213       $ 4,512
                                      =======       =======

          Amortization expenses for the years ended December 31, 2004, 2003 and 2002 are $ 1,874, $ 1,613 and $ 1,590, respectively.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 5:- SOFTWARE DEVELOPMENT COSTS, NET (CONT.)

     In 2003 the Company wrote-off capitalized software costs in the amount of $ 1,543.

     Estimated amortization expenses for the years ended:

                 DECEMBER 31,
                   ------
     2005           1,401
     2006           1,081
     2007             819
     2008             584
     2009             328
                   ------

                   $4,213
                   ======


NOTE 6:- SHORT-TERM BANK CREDIT


                                                             INTEREST RATE              DECEMBER 31,
                                                          -------------------       -------------------
                                                            2004       2003           2004       2003
                                                          --------   --------       --------   --------
                                                                   %
                                                          -------------------
Short-term bank loans:
   In NIS -                                                       8.0                 $  -        $206
                                                                                      ====        ====


(1) Total authorized credit lines approximate                                         $151        $250
                                                                                      ====        ====

(2) Unutilized credit lines approximate                                               $151        $250
                                                                                      ====        ====


 (3) Weighted average interest rates at the end of the year                            7.0%        8.5%
                                                                                      ====        ====


NOTE 7:- CREDIT LINE

     In June 2004, the Company entered into a loan agreement ("the Agreement") with Plenus Technologies Ltd. ("the lender"). According to the Agreement the lender undertakes to make available to the Company a revolving credit facility in the aggregate amount of $ 3,000. The agreement expires in June 2006.

     The Company shall pay the lender interest on the principal amount outstanding at an annual rate of 6.5% and a fee equal to 1% of the unutilized credit line amount.

     As of December 31, 2004, the Company had not utilized any of the credit facility.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- CREDIT LINE (CONT.)

     As part of the Agreement, the lender received a non-forfeitable exercisable warrant to purchase the Company's Ordinary shares at an exercise price of $ 3 per share (subject to adjustments). The amount of shares that the lender may purchase upon exercise of the warrant will be determined according to a formula which is based on the date the credit facility is terminated and the amount of the credit facility utilized, but will be not less than 200,000 shares and not more than 300,000 shares. The warrant expires 5 years after the date of grant.

     Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant was measured based on the minimum amount of shares to be issued upon exercise and amounted to $ 256. This amount was recorded as prepaid expenses, which are being amortized over the term of the credit line. The aforementioned fair value was measured according to the Black-Scholes option pricing model with the following weighted-average assumptions: weighted average-risk-free interest rate of 3%, dividend yield of 0%, expected volatility of the Company's Ordinary shares of 70.1%, and a weighted-average expected life of 5 years.

     The aforementioned fair value may be adjusted in future periods based on the ultimate amount of shares that will be issued upon exercise of the warrant.


NOTE 8:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                          DECEMBER 31,
                                                      -------------------
                                                       2004         2003
                                                      ------       ------

Government authorities                                $  432       $  498
SSF Lawsuit (see also Note 17b)                            -        1,000
Accrued expenses                                         672          425
Accrued termination cost (see also Note 17c(3))          764            -
Burlington lease lawsuit (see also Note 17b)               -          850
Royalties to Government authorities                      290          642
Others                                                    69           64
                                                      ------       ------

                                                      $2,227       $3,479
                                                      ======       ======

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 9:- CONVERTIBLE DEBT AND DETACHABLE WARRANTS

     In April 2004, the Company issued to a group of existing principal shareholders a convertible debt with a face amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $ 1.75, for an aggregate consideration of $ 2,000. The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $ 1.75 per share. The amount that may be converted will be equal to at least 50% of the face amount of the debt. The warrants expire 3 years after the date of grant. As part of the aforementioned issuance, the life of the previously issued warrants held by the aforementioned shareholders was extended for one year.

     In accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", the Company allocated the total proceeds received between the convertible debt and the warrants and the modification of the previous warrants held by shareholders (which was recorded as additional paid-in-capital) based on the relative fair values at the time of issuance. The aforementioned allocation resulted in a discount on the convertible debt.

     In addition, in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5") and EITF No. 00-27, "Application of issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), the Company recognized and measured the embedded beneficial conversion feature present in the convertible debt, by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital. The intrinsic value of the feature was calculated on the commitment date using the effective conversion price which had resulted subsequent to the allocation of the proceeds between the detachable warrants, modification of the previously issued warrants and the convertible debt. This intrinsic value is limited to the portion of the proceeds allocated to the convertible debt.

     The aforementioned accounting treatment resulted in a total debt discount equal to the full face amount of the debt ($ 2,000). The discount is being amortized over a 5 year period from the date of issuance until the stated redemption date of the debt.

     During the year ended December 31, 2004, the Company recorded financial expenses in the amount of $ 277, attributed to the amortization of the aforementioned debt discount.

     Issuance expenses in respect of the convertible debt in the amount of $ 247, were deferred and recorded as "Deferred expenses". These deferred expenses will be amortized over the period from the date of issuance to the stated redemption date of the debt.

     As of December 31, 2004, no shares were issued pursuant to the conversion of the debt or the exercise of the warrants.

                                     DECEMBER 31,
                                 ---------------------
                                  2004           2003
                                 -------        ------

Principal of debt                $ 2,000        $    -
Unamortized  debt discount        (1,723)            -
                                 -------        ------

Convertible debt, net            $   277        $    -
                                 =======        ======

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 10:- LONG-TERM DEBT


                                                                          DECEMBER 31,
                                                                        ----------------
                                                                        2004       2003
                                                                        ----       ----
Capital lease obligations, linked to the U.S. dollar and bear
   interest of 9.1%                                                     $ 51       $108
Banks loans, linked to the Israeli Consumer Price Index and bears
   weighted interest of 6%                                                81         93
                                                                        ----       ----

                                                                         132        201
Less - current maturities:
   Capital lease obligations                                              32         61
   bank loans                                                             38         41
                                                                        ----       ----

                                                                        $ 62       $ 99
                                                                        ====       ====

As of December 31, 2004, the aggregate annual maturities of long-term debt are as follows:

First year (current maturities)                                         $ 70       $102
Second year                                                               16         49
Third year                                                                 5         42
Fourth year                                                                -          8
                                                                        ----       ----

                                                                        $132       $201
                                                                        ====       ====

     See also Note 11.


NOTE 11:- CHARGES (ASSETS PLEDGED)

     a. To secure the performance of the Company's obligations pursuant to the credit line described in Note 7, the Company pledged and granted the lender, a first priority floating charge on all of its rights, title and interest in all its present and future tangible and intangible assets.

     b. As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   Lease commitments:

          The Company leases its operating facilities under non-cancelable operating lease agreements, which expire in various dates. Future minimum commitments under these leases as of December 31, 2004, are as follows:

                                      OPERATING
          YEAR ENDED DECEMBER 31,       LEASES
          -----------------------       ------

          2005                          $  664
          2006                             330
          2007 and thereafter              351
                                        ------

                                        $1,345
                                        ======

          Rent expenses under operating leases for the years ended December 31, 2004, 2003 and 2002 were $ 739, $ 580 and $ 704, respectively.

     b.   Royalties:

          The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2004, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") in the aggregate amount of $ 2,426 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 2%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar.

          The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

          Through December 31, 2004, the Company has paid or accrued royalties to the OCS in the amount of $ 1,956. As of December 31, 2004, the aggregate contingent liability to the OCS amounted to $ 470.

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

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

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

               In 2003, the landlord sued the company for non-payment of the lease fees for 2003. In March, 2004, the Company and the landlord settled the dispute where the Company has agreed to pay $ 825 and will be released from the lease agreement.


NOTE 13:- SHAREHOLDERS' EQUITY

     a. The Ordinary shares of the Company are quoted on NASDAQ stock market. The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

     b.   Stock Option Plans:

          Under the Company's 1992, 1994, 1998 and 2001 Stock Option Plans (the "Plans"), the Company has granted options to purchase Ordinary Shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% of the fair market value of the Company's Ordinary shares on the date of grant. Under the terms of these four plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant. The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

          Under the Plans, 5,700,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become available for future grants. As of December 31, 2004, there are 1,045,396 options available for future grants.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

          The following is a summary of the Company's stock options activity the various plans:


                                                    YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------------
                                    2004                      2003                      2002
                            -------------------       -------------------       -------------------
                                         WEIGHTED                 WEIGHTED                  WEIGHTED
                                         AVERAGE                   AVERAGE                   AVERAGE
                            NUMBER       EXERCISE     NUMBER       EXERCISE     NUMBER       EXERCISE
                          OF OPTIONS      PRICE     OF OPTIONS      PRICE     OF OPTIONS      PRICE
                            ------        -----       ------        -----       ------        -----
                              IN                        IN                        IN
                           THOUSANDS                 THOUSANDS                 THOUSANDS
                            ------                    ------                    ------
Outstanding at
   beginning of year         3,544        $1.78        1,604        $3.71        2,238        $3.87
   Granted                   1,225        $2.37        2,137        $1.57          143        $1.09
   Exercised                   (92)       $1.27            -        $   -         (187)       $0.02
   Canceled or
     forfeited                (281)       $1.44         (197)       $7.83         (590)       $4.85
                            ------                    ------                    ------

Outstanding at end of
   year                      4,396        $1.97        3,544        $1.78        1,604        $3.71
                            ======        =====       ======        =====       ======        =====

Exercisable at end of
   year                      2,066        $2.56        1,072        $3.78          990        $5.18
                            ======        =====       ======        =====       ======        =====


          The options outstanding as of December 31, 2004, have been separated into ranges of exercise prices as follows:

                                                                     WEIGHTED
                  OPTIONS       WEIGHTED                OPTIONS       AVERAGE
                OUTSTANDING     AVERAGE    WEIGHTED   EXERCISABLE    EXERCISE
   RANGE OF        AS OF       REMAINING   AVERAGE       AS OF       PRICE OF
   EXERCISE     DECEMBER 31,  CONTRACTUAL  EXERCISE    DECEMBER 31,   OPTIONS
     PRICE          2004         LIFE        PRICE        2004      EXERCISABLE
     -----          ----         ----        -----        ----      -----------
       $        IN THOUSANDS     YEARS         $      IN THOUSANDS        $
  -----------       -----       -------      ------       -----       ------

$          0.02         6         1.00       $ 0.02           6       $ 0.02
$  0.8  -  0.91       230         5.75       $ 0.82         130       $ 0.90
$  1.05 -  1.42     1,346         2.98       $ 1.26       1,067       $ 1.26
$  1.5  -  2.25     1,146         4.31       $ 1.89         487       $ 1.77
$  2.3  -  2.46     1,173         9.75       $ 2.35           -       $    -
$  2.88 -  3.13        71         6.46       $ 3.06          23       $ 2.96
$  4.5  -  6.5         49         1.91       $ 5.41          44       $ 5.55
$  6.88 -  9.75       327         1.42       $ 7.86         261       $ 8.46
$ 10    - 13.25        35         1.35       $10.78          35       $10.78
$ 16                   13         1.00       $16.00          13       $16.00
                    -----                                 -----

                    4,396                    $ 1.97       2,066       $ 2.56
                    =====                    ======       =====       ======

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

          Weighted average fair values and weighted average exercise prices of options whose exercise prices is equal to, lower than or exceeds market price of the shares at date of grant are as follows:

                                                            YEAR ENDED DECEMBER 31,
                        -----------------------------------------------------------------------------------------------
                                    2004                                 2003                            2002
                        -----------------------------       -----------------------------       -----------------------
                                           WEIGHTED                            WEIGHTED                         WEIGHTED
                         WEIGHTED          AVERAGE           WEIGHTED          AVERAGE           WEIGHTED       AVERAGE
                          AVERAGE          EXERCISE           AVERAGE          EXERCISE          AVERAGE        EXERCISE
                        FAIR VALUE           PRICE           FAIR VALUE          PRICE          FAIR VALUE        PRICE
                        -----------       -----------       -----------       -----------       -----------       -----
Equals market
   price at date
   of grant             $      1.27       $      2.38       $      0.70       $      1.55       $      0.84       $1.22
                        ===========       ===========       ===========       ===========       ===========       =====
Exceeds market
   price at date
   of grant             $         -       $         -       $      0.24       $      2.17       $         -       $   -
                        ===========       ===========       ===========       ===========       ===========       =====
Lower than market
   price at date
   of grant             $         -       $         -       $         -       $         -       $      1.29       $0.02
                        ===========       ===========       ===========       ===========       ===========       =====

     c.   Stock warrants:

          The Company has issued warrants, as follows:


                          OUTSTANDING                           EXERCISABLE
                             AS OF                                AS OF
                           DECEMBER 31,      EXERCISE          DECEMBER 31,
   ISSUANCE DATE              2004             PRICE               2004          EXERCISABLE THROUGH
---------------------  ----------------- -----------------  ------------------ ----------------------
June 2000 (1)                425,000          $11.49-14.44      425,000          March 31, 2005
October 2000 (2)              72,000          $ 7.19             72,000          October 31. 2005
October 2001 (3)             673,845          $ 1.75            673,845          October 24, 2005
October 2001 (4)           2,208,489          $ 1.75          2,208,489          October 24, 2006
October 2001 (4)             736,162          $ 2.00            736,162          October 24, 2006
February 2004 (5)             40,000          $ 1.92             40,000          February 14, 2007
April 2004 (6)               480,000          $ 1.75            480,000          April 28, 2007
June 2004 (7)                200,000          $ 3.00            200,000          June 2, 2009
                           ---------                          ---------

                           4,835,496                          4,835,496
                           =========                          =========

     (1)  Issued to investors and placement agents of 2000 private placement.
     (2)  Issued to consultants and placement agents of 2000 private placement.
     (3) Issued to investors and placement agents of the October 2001 private placement.
     (4) Issued to investors and placement agents of the October 2001 private placement. Later it was sold to another group of investors and contractual life was extended for one year (see Note 9).
     (5)  Issued to consultants and agents.
     (6)  Issued to the holders of the convertible debt (see Note 9).
     (7)  Issued to a lender as part of the credit line agreement (see Note 7).

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

     d.   Dividends:

          In the event that cash dividends are declared in the future, such dividends will be paid in New Israeli Shekels ("NIS"). The Company does not intend to pay cash dividends in the foreseeable future.


NOTE 14:- INCOME TAXES

     a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

          The production facilities of Attunity and its subsidiary Attunity Software Services Ltd. ("ASS") have been granted an "Approved Enterprise" status under the Investment Law.

          In June 2000, Attunity Ltd. filed an application for a fourth investment program which has not yet been approved, the other three investment programs, which were approved in February 1998, April 1998 and November 2001, will expire in April 2006, November 2008 and December 2011, respectively.

          According to the provisions of the Law, Attunity Ltd. has elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, income derived from the "Approved Enterprise" will be tax-exempt for a period of two years commencing with the year it first earns taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in Attunity for an additional period of five to eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval.

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


NOTE 14:- INCOME TAXES (CONT.)


          If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2004, the accumulated deficit of the Company and ASS do not include tax-exempt profits earned by an "Approved Enterprise".

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

          Should Attunity or ASS derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate.

     b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

          Results of Attunity for tax purposes are measured and reflected in real terms NIS after adjustments for increases in the Consumer Price Index. As explained in Note 2b, the financial statements of Attunity are presented in U.S. dollars. The difference between the annual change in the Israeli Consumer Price Index and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on temporary differences resulting from change in exchange rates and indexing for tax purposes.

     c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

          Attunity and ASS are "industrial companies" under the above law and as such are entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. These companies may also be entitled to deduct over a three year period expenses incurred in connection with a public share offering and to amortize know-how acquired from third party.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 14:- INCOME TAXES (CONT.)

     d.   Tax loss carryforwards:

          Net operating loss carryforwards as of December 31, 2004 are as follows:

          Israel                    $28,376
          United States *)            6,186
          UK                          2,831
          Hong Kong                   1,784
          France                      1,727
                                    -------

                                    $40,904
                                    =======


          Net operating losses in Israel, UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will be expired in the years 2007-2023 and in France through 2006.

          *) Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

     e.   Deferred taxes:

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                DECEMBER 31,
                                                          ------------------------
                                                            2004            2003
                                                          --------        --------
Net operating loss carryforwards                          $ 10,137        $ 11,428
Other                                                          902             890
                                                          --------        --------

Total deferred tax asset before valuation allowance         11,039          12,318
Less - valuation allowance                                 (11,039)        (12,318)
                                                          --------        --------

Net deferred tax assets                                   $      -        $      -
                                                          ========        ========

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

          During fiscal year 2004, the Company decreased the valuation allowance by $ 1,279 to $ 11,039.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:- INCOME TAXES (CONT.)

     f.   Reconciliation:

          Reconciliation of the tax expenses (benefit) to the actual tax expenses (benefit): The main reconciling items of the statutory tax rate of the company (2002, 2003 -36%,2004-35%) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods) and reversal of valuation allowance in 2002.

     g.   Pre-tax income (loss):

          Domestic       $(3,269)       $(2,489)       $(1,753)
          Foreign           (692)          (383)         2,521
                         -------        -------        -------

                         $(3,961)       $(2,872)       $   768
                         =======        =======        =======


     h.   Reduction in corporate tax rate:

          In June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment"), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004.

NOTE 15:- EARNINGS (LOSS) PER SHARE

          The following table sets forth the computation of basic and diluted net earnings (loss) per share:

          a.   Numerator:

                                                                       YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                2004            2003           2002
                                                              --------        --------        -------
       Numerator for basic and diluted net earnings
          (loss) per share - income (loss) available to
          shareholders of Ordinary shares                     $ (4,040)       $ (2,956)       $   504
                                                              ========        ========        =======

          b.   Denominator:

       Denominator for basic net earnings per share -
          weighted average number of Ordinary shares            15,151          14,767         14,697

       Effect of dilutive securities:
          Employee stock options                              *)     -        *)     -             28
                                                              --------        --------        -------

       Denominator for diluted net earnings (loss) per
          share - adjusted weighted average number of
          Ordinary shares, assuming exercise of options         15,151          14,767         14,725
                                                              ========        ========        =======

     *)   For convertible securities excluded from the calculation of earnings
          (loss) per share in the reported periods, see Note 2r .

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 16:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

     The Company manages its business on the basis of one reportable segment: computer software integration tools and application development tools. Total revenues are attributed to geographic areas based on the location of the end customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

     Revenues from sales to unaffiliated customers:

                          YEAR ENDED DECEMBER 31,
                     ----------------------------------
                      2004          2003          2002
                    -------       -------       -------

Israel              $ 2,763       $ 2,952       $ 2,576
United States         6,329         6,528         7,025
Europe                6,595         5,411         4,950
Far East              1,203           908         1,064
South America           355           369         1,500
Other                   392           449           340
                    -------       -------       -------

                    $17,637       $16,617       $17,455
                    =======       =======       =======


     The Company's long-lived assets separated into geographical location are as follows:


                        DECEMBER 31,
                    ---------------------
                      2004         2003
                    -------       -------

Israel              $11,154       $11,144
United States           204           180
Other                   171           150
                    -------       -------

                    $11,529       $11,474
                    =======       =======

     In 2004, 2003 and 2002 over 90% of license revenues are derived from the Connect product.

     The Company's maintenance and support revenues are derived from annual maintenance and support payments made by customers who use the Connect product or the Corvision, Mancal 2000 and Aptuser products, which are legacy products. In 2004, 2003 and 2002 maintenance and support revenues derived from the legacy products represented 47%, 50% and 59%, respectively out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2004, 2003 and 2002 related to the Connect product represented 53%, 50% and 41%, respectively out of the total consolidated maintenance and support revenues.

     In 2004, no customer accounted for more than 10% of revenues. In 2003, the Company had a customer that accounted for 10.3% of revenues. In 2002, a different customer accounted for 10.3% of revenues.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA

     a.   Research and development costs, net:


                                                           YEAR ENDED DECEMBER 31,
                                                    -------------------------------------
                                                      2004          2003           2002
                                                    -------        -------        -------
       Total costs                                  $ 3,050        $ 3,084        $ 3,033
       Capitalized software development costs        (1,575)        (1,593)        (1,595)
                                                    -------        -------        -------

                                                    $ 1,475        $ 1,491        $ 1,438
                                                    =======        =======        =======

     b. Costs in respect of lawsuits:

       SSF lawsuit (1)                              $     -        $   365        $   810
       Burlington lease lawsuit (2)                       -            560            290
                                                    -------        -------        -------

                                                    $     -        $   925        $ 1,100
                                                    =======        =======        =======
     c. Restructuring and termination costs:

       Employment termination benefits (3)          $ 1,786        $     -        $   467
       Others                                             -              -            141
                                                    -------        -------        -------

                                                    $ 1,786        $     -        $   608
                                                    =======        =======        =======

          (1)  See Note 12c.

          (2) In 2002, the Company's subsidiary in the United States ceased the use of its former lease facilities prior to end of the lease term, which was to expire in September 2005.

               The Company early adopted Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit Disposal Activities" ("SFAS No. 146"), which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities.

               According to SFAS No. 146, the Company recognized a one-time charge, in a total amount of $290, related to the costs that will continue to be incurred under the agreement for its remaining term, without economic benefit to the Company.

               The one-time charge was measured at its fair value at the cease-of-use date, based on the future remaining lease payments, reduced by estimated sublease rentals that could be reasonably obtained for those facilities.

               In 2003 the landlord sued the Company for not paying of the lease fees for 2003. In March 2004, the Company and the landlord settled the dispute where the Company has agreed to pay $ 825 and be released from the lease agreement. Accordingly the company recorded in 2003 an additional expenses of $ 560 in respect of the termination of the lease agreement.

          (3) One time charge related to employment termination of the then chief executive officer of the Company and other employees during 2002.

          (4) During 2004 the Company recorded termination expenses in respect of the CEO's and other senior employee's termination of employment. As of December 31, 2004 the company has an accrual in the amount of $764 related to amounts to be paid to the terminated employees in respect of their termination.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

     d.   Financial income (expenses), net:

                                                                YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                           2004          2003         2002
                                                           -----        -----        -----
Financial income:
   Gain on trading marketable securities                   $   -        $   3        $   -
   Interest and other income                                  39           90           69
   Foreign currency translation differences, net              39          236          141
                                                           -----        -----        -----

                                                              78          336          210
                                                           -----        -----        -----
Financial expenses:
   Interest                                                 (156)        (100)         (69)
   Amortization of debt discount                            (277)           -            -
   Amortization of deferred expenses (issuance
     expenses and credit line costs)                        (111)           -            -
                                                           -----        -----        -----

                                                            (544)        (100)         (69)
                                                           -----        -----        -----

                                                           $(466)       $ 236        $ 141
                                                           =====        =====        =====

          Out of the financial expenses an amount of $ 360 relates to convertible debt issued to principal shareholders.

NOTE 18:- SUBSEQUENT EVENTS

     a. In January 2005, the Company signed a private placement agreement with certain investors. Pursuant to the agreement, the Company issued 727,273 of its Ordinary shares at $ 2.75 per share (total consideration of $ 2,000). The investors also received for no additional consideration three-year warrants to purchase 290,909 Ordinary shares at an exercise price of $ 2.75 per share.

     b. In January 2005, the Company discontinued its non-core consulting operations in France by selling it for approximately $ 65 (EURO 50 thousands).

          In addition, the Company is entitled to certain earn-out over a period of 5 years ending in 2009.

                               S I G N A T U R E S

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                  ATTUNITY LTD.

                               By: /s/ Aki Ratner
                               ------------------
                               Aki Ratner
                               Chief Executive Officer

      Dated: June 30, 2005