Form 20-F
period 2005-12-31
ATTUNITY LTD
filed 2006-03-30
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number:   0-20892

ATTUNITY LTD
(Exact name of registrant as specified in its charter and translation of registrant's name into English)

Israel
(Jurisdiction of incorporation or organization)

Kfar Netter Industrial Park, Kfar Netter, 40593, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.1 Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,259,255

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.

☐ Yes    ☒     No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒     No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐     Accelerated Filer ☐     Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    ☐     Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒     No

This Annual Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statements File Nos. 333-122937 and 333-119157and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

- ii -

INTRODUCTION

        Unless indicated otherwise by the context, all references in this Annual Report to:

—	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

—	“dollars” or “$” are to United States dollars;

—	“NIS” or “shekel” are to New Israeli Shekels;

—	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999; and

—	the “SEC” is to the United States Securities and Exchange Commission.

        Attunity designs, develops, markets and supports standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Since our initial public offering on December 17, 1992, our ordinary shares have been listed on the NASDAQ National Market, or NASDAQ. On October 27, 2000, our name was changed to Attunity Ltd and our NASDAQ symbol changed to ATTU.

        We have obtained federal trademark registrations for Attunity®, Attunity B2B® and Attunity Connect® in the United States. Any other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

        Our consolidated financial statements appearing in this Annual Report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States (PCAOB).

        Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this Annual Report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this Annual Report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Except for the historical information contained in this Annual Report, the statements contained in this Annual Report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results.

        We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects,” as well as elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

- iii -

TABLE OF CONTENTS

PART I		1
	ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
	ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1
	ITEM 3. KEY INFORMATION	1
	A. Selected Financial Data	1
	B. Capitalization and Indebtedness	2
	C Reasons for the Offer and Use of Proceeds	2
	D Risk Factors	2
	ITEM 4. INFORMATION ON THE COMPANY	12
	A History and Development of the Company	12
	B Business Overview	13
	C Organizational Structure	20
	D Property, Plants and Equipment	21
	ITEM 4A. UNRESOLVED STAFF COMMENTS	21
	ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	21
	A Operating Results	22
	B Liquidity and Capital Resources	30
	C Research and Development, Patents and Licenses	31
	D Trend Information	32
	E Off-Balance Sheet Arrangements	32
	F Tabular Disclosure of Contractual Obligations	32
	ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	33
	A Directors and Senior Management	33
	B Compensation	35
	C Board Practices	37
	D Employees	43
	E Share Ownership	44
	ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
	A Major Shareholders	47
	B Related Party Transactions	49
	C Interests of Experts and Counsel	50
	ITEM 8. FINANCIAL INFORMATION	50
	A Consolidated Statements and Other Financial Information	51
	B Significant Changes	51
	ITEM 9. THE OFFER AND LISTING	51
	A Offer and Listing Details	51
	B Plan of Distribution	52
	C Markets	52
	D Selling Shareholders	52
	E Dilution	52
	F Expense of the Issue	52
	ITEM 10. ADDITIONAL INFORMATION	53
	A Share Capital	53
	B Memorandum and Articles of Association	53
	C Material Contracts	56
	D Exchange Controls	57
	E Taxation	57
	F Dividends and Paying Agents	69
	G Statement by Experts	69
	H Documents on Display	69
	I Subsidiary Information	70
	ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	70
	ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	70

- v -

- vi -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statements of operations data for the years ended December 31, 2002 and 2001 and the selected consolidated balance sheet data as of December 31, 2003, 2002 and 2001, which have been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this Annual Report.

        The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this Annual Report.

Balance Sheet Data:

	December 31,
	2005	2004	2003	2002	2001
	(U.S. dollars in thousands)

Working capital (deficiency)	$(939)	$(1,403)	$(531)	$787	$(142)
Total assets	17,355	18,143	20,209	21,170	21,294
Short-term debt, including current maturities
of long-term debt	41	70	308	380	405
Long-term debt, less current maturities	7	62	99	55	211
Shareholders' equity	9,300	9,672	10,473	13,080	12,325
Capital stock	93,355	90,157	87,029	87,029	87,077

Income Statement Data:

	Year ended December 31,
	2005	2004	2003	2002	2001
	(U.S. dollars in thousands, except per share data)

Revenues	$15,149	$13,637	$12,494	$13,951	$13,582
Cost of revenues	3,389	3,667	4,779	2,465	6,258

Gross profit	11,760	9,970	7,715	11,486	7,324
Research and development costs, net (1)	2,671	1,475	1,491	1,438	3,593
Selling and marketing expenses	9,190	7,703	5,713	5,218	11,902
General and administrative expenses	2,192	2,465	2,633	1,821	3,956
Costs in respect of lawsuits	--	--	925	1,100	--
Restructuring and termination costs	--	1,714	--	608	1,326
Impairment of investment and other assets	--	--	--	--	272
Liquidation damages related to January 2005 financing	200	--	--	--	--

Total operating expenses	14,253	13,357	10,762	10,185	21,049
Operating income (loss)	(2,493)	(3,387)	(3,047)	1,301	(13,725)
Financial income (expenses), net	(790)	(466)	236	141	48
Other income	(52)	40	--	--	--

Income (loss) before taxes on income	(3,335)	(3,813)	(2,811)	1,442	(13,677)
Income taxes	165	79	84	264	402

Loss from continued operations	(3,500)	(3,892)	(2,895)	1,178	(14,079)
Loss from discontinued operations of a business	(290)	(148)	(61)	(674)	(1,772)
Gain on disposal of segment	--	--	--	--	220
Loss from discontinued operations	(290)	(148)	(61)	(674)	(1,552)
Net income (loss)	$(3,790)	$(4,040)	$(2,956)	$504	$(15,631)
Basic and diluted net earnings (loss) per share
from continuing operations	$(0.21)	$(0.26)	$(0.20)	$0.08	$(1.21)

Basic and diluted net loss per share from
discontinued operations	$(0.02)	$(0.01)	$(0.00)	$(0.05)	$(0.13)

Basic and diluted net earnings (loss) per share	$(0.22)	$(0.27)	$(0.20)	$0.03	$(1.34)

Number of shares used to compute basic and diluted
earnings (loss) per share	16,939	15,151	14,767	14,725	11,666

(1) Total research and development costs are offset in part by capitalization of certain computer software development costs.

B.	Capitalization and Indebtedness

         Not applicable.

C.	Reasons for the Offer and Use of Proceeds

         Not applicable.

D.	Risk Factors

        The following risk factors, among others, could in the future affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. Before you decide to buy, hold, or sell our ordinary shares, you should carefully consider the risks described below, in addition to the other information contained elsewhere in this Annual Report. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operation could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occurs. In that event, the market price for our ordinary shares could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Business

We have a history of operating losses and may not achieve or sustain profitability in the future.

        We incurred an operating loss in the fiscal year ended December 31, 2005 and in three of the four preceding years. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses.

We may need to raise additional capital in the near future, which may not be available to us.

        Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter depending on the timing of orders and deliveries, and the payment terms offered to our customers. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2007, we may need to raise additional funds in the near future for a number of uses, including:

—	implementing marketing and sales activities for our products and services;

—	expanding research and development programs;

—	expanding investment in fixed assets; and

—	hiring additional qualified personnel.

        We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

—	develop new products;

—	enhance our existing products;

—	remain current with evolving industry standards;

—	take advantage of future opportunities; or

—	respond to competitive pressures or unanticipated requirements.

        If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

One of our OEM partners accounted for more than 10% of our revenues. A loss of this partner or a reduction or delay in orders from such partner could harm our business.

        In 2005, 2004 and 2003, one of our Original Equipment Manufacturer, or OEM, partners accounted for 14.1%, 11.2% and 13.7% of our revenues, respectively. There can be no assurance that such partner will continue to use our products and services. A reduction, delay or cancellation in orders from such partner, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

Our future growth will depend upon market acceptance of the Attunity InFocus and the development of a market for such product.

        Our success depends on the acceptance of our new products and technologies and the development of the targeted markets. In December 2005 we have launched Attunity InFocus, which we believe to be one of the first operational business intelligence solutions designed to provide real-time information linked with historical context to help decision makers improve daily business operations. During 2005 we invested, and plan to continue to invest in 2006, in developing Attunity InFocus and in creating and increasing its market acceptance. There is no assurance that the market or demand for business intelligence solutions, such as Attunity InFocus, will develop as rapidly as we expect or at all, or even if such market develops, that we will be successful in marketing and selling Attunity InFocus and growing revenues to justify our investments. In particular, we believe that successful positioning of Attunity InFocus is a critical factor in our ability to achieve growth.

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

        Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including, but not limited to, the following:

—	the size and timing of significant orders and their fulfillment;

—	demand for our products;

—	changes in our pricing policies or those of our competitors;

—	the number, timing and significance of product enhancements;

—	new product announcements by us and our competitors;

—	our ability to successfully market newly acquired products and technologies;

—	our ability to develop, introduce and market new and enhanced products on a timely basis;

—	changes in the level of our operating expenses;

—	budgeting cycles of our customers;

—	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

—	product life cycles;

—	software bugs and other product quality problems;

—	personnel changes;

—	changes in our strategy;

—	seasonal trends and general domestic and international economic and political conditions, among others;

—	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

—	the inherent uncertainty in marketing new products or technologies.

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

        We are based in Israel and generate a large portion of our sales outside the United States. Our sales outside of the United States accounted for 46.5%, 53.6% and 47.8% of our total revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

        As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

—	the impact of possible recessionary environments in multiple foreign markets;

—	longer receivables collection periods and greater difficulty in accounts receivable collection;

—	unexpected changes in regulatory requirements;

—	difficulties and costs of staffing and managing foreign operations;

—	reduced protection for intellectual property rights in some countries;

—	potentially adverse tax consequences; and

—	political and economic instability.

        We cannot be certain that we, our distributors or our resellers will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

Our results of operations may be harmed by currency fluctuations.

        We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in dollars, the Euro and British Pound, a significant portion of our expenses are incurred in NIS. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.

We are subject to risks relating to proprietary rights and risks of infringement.

        We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Except for our federal trademark registrations for Attunity®, Attunity B2B® and Attunity Connect® in the United States, we do not have any trademark, patent or copyright registrations. To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

        We are not aware that we have infringed any proprietary rights of third parties. It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

—	result in costly litigation;

—	divert management's attention and resources;

—	cause product shipment delays; or

—	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

        If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.

A significant portion of our revenues are dependent on maintenance payments from customers using our legacy products.

        Approximately 15.0% of our revenues in the year ended December 31, 2005 were derived from annual maintenance payments made by customers who use CorVision, Mancal 2000 and APTuser, which are legacy software products. In 2005, 2004 and 2003, these revenues on a consolidated basis totaled $2.3 million, $2.7 million and $2.7 million, respectively. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a reduction in our maintenance revenues and adversely affect our operating results.

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

        We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements. The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Any future success will depend upon our ability to address the increasingly sophisticated needs of our customers by, among others:

—	supporting existing and emerging hardware, software, databases and networking platforms; and

—	developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements.

Our products may contain defects that may be costly to correct, delay market acceptance of our products, harm our reputation and expose us to litigation.

        Despite testing by us, errors may be found in our software products. If defects are discovered, we may not be able to successfully correct them in a timely manner, or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation. Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

The loss of the services of our key personnel would negatively affect our business.

        Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Mr. Ratner, our Chief Executive Officer. Any loss of the services of members of our senior management or other key personnel, and especially those of Mr. Ratner, particularly to a competitor, would adversely affect our business.

Our results may be adversely affected by competition.

        The market for our software products is fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market and, consequently, the entrance of new competitors into the market. Such new entrants may include the information technology, or IT, departments of current and potential customers of ours that develop solutions that compete with our products. Our existing and potential competitors, such as Informatica, iWay software and IBM, may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Following the implementation of SFAS No. 123R, we are required to record a compensation expense in connection with share-based compensation, and, as a result, our profitability may be reduced significantly.

        On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123R requires, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior periods, however, we would have recorded a material amount as compensation expense, which would have had a material adverse effect on our results of operations. The adoption of this standard could have a significant adverse impact on our results of operations, although we do not expect it will have any impact on our overall financial position. In addition, if as a result of SFAS No. 123R we would stop or limit the use of stock options as an incentive and retention tool, it could have an adverse effect on our ability to recruit and retain employees.

Risk Factors Relating to Our Ordinary Shares

We may not satisfy the NASDAQ’s requirements for continued listing. If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

        Our ordinary shares are listed on the NASDAQ National Market, or NASDAQ, under the symbol ATTU. To continue to be listed on NASDAQ, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $10 million. From time to time in the last several years, we fell below the minimum $10 million shareholders’ equity and, on February 2, 2006, we received a notice from NASDAQ indicating that we have failed to comply with such requirement. In March 2006, we presented NASDAQ with a plan of compliance that included a commitment on the part of a group of our investors to take all reasonable necessary actions (such as the exercise of warrants owned by them or a purchase of shares) to the extent required for the Company to meet the $10 million minimum shareholders equity requirement through December 31, 2006. This group of investors is led by Messrs. Alon (the Chairman of our board of directors), Zuckerman (a member of our board of directors) and Ratner (our Chief Executive Officer and a member of our board of directors), to which we refer as the Investors Group. This plan was accepted by NASDAQ, however, if for some reason our plan does not succeed and we cannot return to compliance, we will receive another notice of non-compliance, which could lead to the delisting of our ordinary shares from NASDAQ.

        Accordingly, we cannot assure that we will be able to maintain future compliance with all of the continued listing requirements for NASDAQ. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted in a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

Our share price has been volatile in the past and may decline in the future.

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of our ordinary shares; and

—	stock market price and volume fluctuations.

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

        The Investors Group owns an aggregate of approximately 13.9% of our outstanding voting power (and beneficially owns, including ordinary shares issueable upon the conversion of notes and exercise of warrants, an aggregate of approximately 30.0% of our outstanding ordinary shares) and currently has a contractual right to designate two members for election to our board of directors. As a result, the Investors Group has a significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares on exercise or conversion of outstanding warrants and convertible notes and/or substantial future sales of our ordinary shares may depress our share price.

        As of March 15, 2006, we had approximately 17.8 million ordinary shares issued and outstanding and approximately 8.3 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants and the conversion of convertible notes. The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and convertible notes will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issuable upon the exercise or conversion of outstanding warrants, convertible notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

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

        Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. In addition, any major escalation in hostilities in the region could result in a portion of our Israeli employees being called up to perform military duty for an extended period of time which may disrupt the operation of our business.

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

        We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. We are obligated to pay royalties with respect to the grants received. In addition, the terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. Any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

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

        There is also doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

—	the U.S. court is not prohibited from enforcing judgments of Israeli courts.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See Item 10B. “Additional Information – Memorandum and Articles of Association – Provisions Restricting Change in Control of Our Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Corporate History and Details

        We were incorporated under the laws of the State of Israel in 1988 as I.S.G. Software Industries Ltd. and our legal form is a company limited by shares. We changed our name to ISG International Software Group Ltd. in 1992 and we changed our name to Attunity Ltd in October 2000.

        We have subsidiaries in Israel, the United States, the United Kingdom, France, Australia, Singapore and Hong Kong. Our executive headquarters are located at Kfar Netter Industrial Park, POB 3787, Kfar Netter 40593, Israel, telephone number (972) 9-899-3000. Our United States-based subsidiary, Attunity Inc., maintains its principal offices at 70 Blanchard Road, Burlington, Massachusetts 01803, telephone number (781) 213-5200. Our address on the Internet is http://www.attunity.com. The information on our website is not incorporated by reference into this Annual Report.

        We began operations in 1989 and when we went public in December 1992, our principal products were the APT product family of software productivity tools, comprised of the APTuser – a production report generator and APTools – a comprehensive software development system. In 1993, we acquired Meyad Computers Company (1991) Ltd. (now known as Attunity Software Services (1991) Ltd.) which owned Mancal 2000 – a financial and logistic application software package. In 1994, we acquired Cortex Inc., which owned CorVision – an application generator for enterprise applications. In 1996, we released Attunity Connect® – a universal data and application access product.

Recent Business Developments

        In January 2005, we discontinued our non-core consulting operations in France and Israel by selling those operations.

        In December 2005, we released Attunity InFocus, which we believe to be one of the first operational business intelligence solutions designed to provide real-time information linked with historical context helping decision makers improve daily business operations.

        Our principal financing activities in the past three fiscal years are as follows:

—	In February 2006, the Investors Group exercised 428,572 warrants with an exercise price of $1.75 per share for an aggregate consideration of $750,000;

—	During the first quarter of 2005, certain investors of the Company exercised 673,845 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of approximately $1,179,000;

—	In January 2005, we completed a private placement transaction in which we issued (i) 727,273 ordinary shares at a purchase price of $2.75 per share, resulting in aggregate proceeds (before expenses) of approximately $2.0 million and (ii) warrants to purchase up to 290,909 of our ordinary shares with an exercise price of $2.75 (see Item 10C “Additional Information – Material Contracts – 2005 Private Placement”); and

—	In May 2004, we completed a private placement transaction in which we issued to the Investors Group convertible promissory notes due May 2009, in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share (see Item 10C. “Additional Information – Material Contracts – 2004 Private Placement”).

B.	BUSINESS OVERVIEW

        We are a leading provider of enterprise data integration software. With the use of our family of products, which we market as the Attunity Integration Suite, or AIS, companies are able to optimally connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership. In December 2005, we released Attunity InFocus, an application for managing operational business issues.

        We also provide maintenance, consulting, and other related services for our products including maintenance services for our legacy products: CorVision – an application generator; APTuser – a database retrieval and production report generator; and Mancal 2000 – a logistics and financial application software package.

Products and Services

Attunity Connect – Standard Data Access and Legacy Adapter Suite

        Attunity Connect is a suite of pre-built adapters to mainframe and enterprise data sources. It is designed to provide seamless access to legacy data for business intelligence and enterprise portals; build Dot.NET and J2EE applications that interoperate with legacy systems; and accelerate EAI initiatives with certified adapters. Attunity Connect resides natively on the data server to provide standard, service-oriented integration (SQL, XML, Web Services) to a broad list of data sources on platforms ranging from Windows and Unix to HP NonStop and Mainframe. With robust support for metadata, bi-directional read/write access and transaction management, Attunity Connect simplifies and reduces the cost of legacy integration.

        Key Features

■	Standard, service-oriented interfaces (SQL, XML, Web Services)
■	Comprehensive pre-built adapters library on virtually any platform
■	Transactional read/write integration
■	Query governing
■	Enterprise class scalability, reliability and performance
■	Certified with leading BI and EAI products
■	Simple installation and fast configuration using wizard-based GUI

        Key Benefits

■	Accelerates integration projects
■	Reduces implementation risk
■	Reduces the cost of ownership
■	Maximizes the utilization of existing legacy systems
■	Increased ROI with support for multiple IT initiatives with a single solution

Attunity Stream – Captures changes to enterprise data sources and streams them in real-time

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

        Key Features

■	Real-time capture of changes from mainframe data sources (e.g. VSAM, DB2)
■	SQL-based change delivery for ETL and data-oriented applications
■	XML-based change delivery for EAI and message-oriented applications
■	Simple installation and fast configuration using wizard-based GUI
■	Auditing and recoverability

        Key Benefits

■	Improves data timeliness in the Data Warehouse (up to the second)
■	Significantly reduces the required resources for ETL
■	No downtime for ETL
■	Enables event-driven Business Activity Monitoring (BAM)

Attunity Federate – Virtual Data Federation for EII

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

        Key Features

■	Real-time information integration across disparate data source
■	A virtual metadata catalog of information sources and data models
■	High performance and availability
■	Robust security and access control
■	Broad set of standard SQL and XML interfaces
■	Distributed query optimization and processing
■	Read and Write capabilities, with support for transaction management
■	Simple installation and fast configuration using wizard-based GUI

        Key Benefits

■	Decouple applications from data sources using a virtual insulation layer
■	Serves users with a 360(degree)single view of enterprise information (e.g. Customer)
■	Simplified data models for business users
■	Reduced data redundancy
■	Uses real-time operational data
■	Improve business insight by integrating operational and historical (DW) information

Attunity InFocus – an application for managing operational business issues

        Attunity InFocus is an application for managing operational business issues. It allows managers to be informed, to evaluate, to act, and to follow up on issues and activities related to their managed business topics by providing correlated and consolidated information from a variety of information sources within and outside the organization and presenting it in a user’s defined form, based on the user’s daily activities. It keeps information, decisions, and activities in context at all time, and it keeps a record of activities and information for future reference. Consequently, Attunity InFocus supports the way in which business managers work by focusing on business topics for which they need to resolve issues, make cross-functional decisions, and monitor and control their execution.

        Key Features

■	Information Boxes from any source
■	Drill down navigation
■	Communicate with and direct others
■	Alert Notifications
■	Personal Notes and Annotations
■	Journaling for Historical Reference

        Key Benefits

■	Keeps information, decisions, and actions “in context”
■	Real-time visibility

■	Pro-active and timely issue identification
■	Improved control over core resources and key processes
■	Operational productivity and efficiency with focus and collaboration

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

Customer Support Services

        We provide the following direct support services to our customers:

        Hot-line Support. We provide technical advice and information on the use of our products. Our hot-line support is also responsible for publishing technical bulletins and distributing new versions of software and program “patches.” Such hot-line customer support is typically provided through toll-free telephonic support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. We have hot-line operations in the United States, Israel, France, the United Kingdom, China and Australia. Support is provided via telephone, remote-access and e-mail. Most of our customers are covered by support contracts, with, in some cases, services being provided by local subcontractors.

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

Sales and Marketing

        Our products and services are sold through both direct and indirect channels, including distributors, value-added resellers, and OEM partners. For example, in October 2005, we entered into a strategic OEM agreement with one of the world’s leading software vendors. We also maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, France, Hong Kong, Australia and Israel. We distribute our products in Japan, South Korea, Taiwan, Singapore, South Africa, Italy, Germany, Spain and South and Central America through independent distributors. Our field force is comprised of 15 persons in North America, 15 persons in Europe, the Middle East and Africa, and 8 persons in the Asia Pacific region.

        Over the course of the past three years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors and system integrators. We have entered into a number of partnerships, such as:

        OEM & Value Added Reseller Partners: Oracle, Hewlett Packard, Attachmate, IBM, Motorola, IDX (acquired by GE Healthcare)

        Consulting & Integrator Partners: Avanade, HP Services, Cactus

        Complementary Technology Partners: Microsoft, Business Objects, Cognos

Customers

        Our products are sold to large corporations and governmental and public institutions with an in-house IT staff.

        The following table provides a breakdown by geographical area of our revenues (including maintenance revenues) and relative percentages during the last three fiscal years (dollars in thousands):

	2005		2004		2003

Israel	$1,514	10.0%	$1,447	10.6%	$1,533	12.3%
United States	8,112	53.6	6,329	46.4	6,528	52.2
Europe	3,550	23.4	3,911	28.7	2,707	21.7
Asia	1,138	7.5	1,203	8.8	908	7.3
South America	356	2.3	355	2.6	369	3.0
Other	479	3.2	392	2.9	449	3.5

Total	$15,149	100%	$13,637	100%	$12,494	100%

        In 2005, 2004 and 2003 over 90% of license revenues were derived from the Connect product.

        Our maintenance and support revenues are derived from maintenance and support services we provide to customers who use the Attunity Connect product or the Corvision, Mancal 2000 and APTuser products, which are legacy products. In 2005, 2004 and 2003 maintenance and support revenues derived from the legacy products represented 38%, 47% and 50%, respectively, out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2005, 2004 and 2003 related to the Attunity Connect product represented 62%, 53% and 50%, respectively, out of the total consolidated maintenance and support revenues.

        In 2005, 2004 and 2003, one of our OEM partners accounted for 14.1%, 11.2% and 13.7% of our revenues, respectively.

Competition and Pricing

        The markets in which we compete are intensely competitive. The primary competitive factors affecting sales of our products are product performance and features, depth of product line, technical support and price. We compete both with international and local software product providers, many of whom have significantly greater financial, technical and marketing resources than us. Such competitors include IBM, Informatica Corporation, iWay Software and Neon Systems.

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

        We believe that our AIS products are generally competitive in price and features and have certain advantages and disadvantages as compared to competitors’ products.

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

        We have obtained federal trademark registrations for Attunity®, Attunity B2B® and Attunity Connect® in the United States. We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our rights in our products. Our policy is for our customers to sign non-transferable software licenses providing contractual protection against unauthorized use of the software.

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

        We are eligible for tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” The participation in these programs is subject to compliance with certain conditions and imposes certain restrictions upon us. For more information about the tax benefits for Approved Enterprises, see Item 10E “Additional Information – Taxation – Israeli Tax – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

Grants from the Office of the Chief Scientist

        The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, or the R&D Law. Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

        The R&D Law and the terms of the Chief Scientist grants generally prohibit us from manufacturing products developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the products outside of Israel, we would generally be required to pay an increased rate of royalties, which may be significant, and an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume and structure that is performed outside of Israel. Effective April 1, 2003, the R&D Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the Chief Scientist is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, an increased royalty rate and repayment amount will be required in such cases. In June 2005, an amendment to the R&D Law became effective, which amendment was intended to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist-funded know-how outside of Israel. The amendment further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties.

        The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law, as amended, further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally, in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

        The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law. In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

        We have not received grants since June 2000. Through June 30, 2000, we received grants from the Chief Scientist aggregating $2.4 million for certain of our research and development projects. As of December 31, 2005, accrued or paid royalties to the Chief Scientist totaled $2.2 million. The aggregate contingent liability to the Chief Scientist as of December 31, 2005 amounted to $0.2 million and is related to a product that is no longer sold by us.

C.	ORGANIZATIONAL STRUCTURE

        Our wholly owned subsidiaries act as marketing and customer service organizations in the countries where they are incorporated and in most instances for neighboring countries. The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our active subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Attunity Inc.	United States	100%
Attunity (UK) Limited	United Kingdom	100%
Attunity (France) S.A	France	100%
Attunity Pty Limited	Australia	100%
Attunity (Hong Kong) Ltd.	Hong-Kong	100%
Attunity (Singapore) PTE Ltd.	Singapore	100%
Attunity Israel (1992) Ltd.	Israel	100%
Attunity Software Services (1991) Ltd.	Israel	98.8%

D.	PROPERTY, PLANTS AND EQUIPMENT

        Israel. Our annual rental cost for all of our facilities in Israel was approximately $222,000 in 2005. Through the end of 2005, we operated in Israel through the following facilities:

—	Our research and development facilities were located at Einstein Building, Tirat Carmel, Haifa, Israel, where we occupied 9,800 square feet. The premises were occupied under a lease which was terminated on December 31, 2005.

—	Our executive, marketing and sales offices were located in Herzliya, Israel, where we occupied approximately 5,700 square feet. The premises were occupied under a lease which expired on December 31, 2005.

        On January 1, 2006, our research and development facilities as well as our executive, marketing and sales offices relocated to new premises located in Kfar Netter Industrial Park, Kfar Netter, Israel, where we occupy approximately 14,500 square feet. The premises are occupied under a lease which expires on December 31, 2010, and the annual rent is approximately $260,000.

        North America. In April 2002, we leased 6,137 square feet of office space at 40 Audubon Road, Wakefield, MA. This lease expired in June 2005, and we have entered into a new five year lease agreement, effective July 1, 2005, for the lease of 10,434 square feet of office space at 70 Blanchard Road, Burlington, MA. The premises are occupied under a lease which expires on June 30, 2010. The aggregate annual rent for these leased offices was approximately $113,000 in 2005.

        Other Locations. Outside Israel and the United States, we lease additional office space, primarily for our sales and service offices in Hong Kong; Shanghai, the People’s Republic of China; Sydney, Australia; Reading, England; and Paris, France. The aggregate annual rent for these leased offices was approximately $325,000 in 2005.

        Outlook. We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those Risk Factors contained in Item 3D of this Annual Report. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

A.	OPERATING RESULTS

Overview

        We are a leading provider of enterprise data integration software. Using our products, companies and organizations seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient information grid. The result is significantly enhanced performance and reduced cost of ownership.

        We were founded in 1988 and traded on the NASDAQ since 1992. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, France, Israel, Hong Kong, the People’s Republic of China and Australia, as well as through distributors in Japan, South East Asia, Europe and Latin America.

Discontinued Operations

        In the first quarter of 2005, we decided to discontinue our non-core consulting operations in France and Israel by selling the operations (1) in France for approximately EURO 50,000 ($65,000), payable in two installments in December 2005 and in December 2006, plus certain earn-out payments over a period of five years ending in 2009 and (2) in Israel for $57,000 payable in eight installments over two years. Revenues of the discontinued operations were $0.2, $4.0 and $4.1 million in the years 2005, 2004 and 2003, respectively. The operating loss of these operations was $424,000, $148,000 and $61,000 in 2005, 2004, and 2003, respectively. The results of the non-core consulting operation in France and Israel are reported in our financial results since the first quarter of 2005 separately as discontinued operations in the statement of operations.

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

        Revenues from license and services fees are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectibility is probable. We do not grant a right of return to our customers.

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

        With regard to software arrangements involving multiple elements, we allocate revenues to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance and support, consulting and training) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria have been met. Any discount in the arrangement is allocated to the delivered element.

        Our determination of fair value of each element in multiple-element arrangements is based on VSOE. We align our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to the maintenance and support, consulting and training (“professional”) services components of our license arrangements. We sell our professional services separately, and accordingly we have established VSOE for professional services based on our hourly or daily rates. VSOE for maintenance and support is determined based upon the customer’s annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, we recognize revenue from licenses upon delivery using the residual method.

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

        Revenues from license fees that involve customization of our software to customer specific specifications are recognized using contract accounting on a percentage of completion method, over the period from signing of the license agreement through customer acceptance in accordance with the “Input Method.” The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

        Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. In all cases, we expect to perform our contractual obligations and we expect our licensees to satisfy their obligations under the contract.

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

        Goodwill. Goodwill represents the excess of the costs over the net assets of businesses acquired. Under existing accounting standards, we test goodwill for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and write down our goodwill when impaired, rather than amortizing goodwill as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of our company’s reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analyze. Significant estimates used in the methodologies included estimates of future cash flows and estimates of market multiples for the reportable unit. As of December 31, 2005, no impairment losses have been identified. The change in the carrying amount of goodwill for the year ended December 31, 2005 is due to translation adjustments.

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

        We developed, and recently released, a new product, Attunity InFocus, in which technological feasibility is established upon completion of a working model. Costs incurred by us between completion of the working model and the point at which the product is ready for general release have been insignificant. Therefore, the related research and development costs have been expensed.

        At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2005 and 2004 we recorded no impairment. In the year ended December 31, 2003 we recorded $1.5 million as impairment of capitalized software costs, which were included in “cost of revenues.”

        Under different assumptions with respect to the recoverability of our intangible assets, our determination may be different, which may negatively affect our financial position and results of operations.

Recent Accounting Pronouncements

        SFAS No. 123R. On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123R is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123R requires all share-based payments to employees to be recognized, as of the first quarter of 2006, based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.

        We adopted the new statement effective January 1, 2006, using the “modified prospective” method. We expect the adoption of SFAS No. 123R may have a significant impact on our results of operations and net earnings per share, although we do not expect it will have any impact on our overall financial position. However, our assessment of the estimated compensation charges is affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors. Had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements. At this time, we have not determined whether, as a result of SFAS No. 123R, we would limit the use of stock options as an incentive and retention tool. If we do, it could have a negative effect on our ability to recruit and retain employees.

SFAS No. 123R permits public companies to adopt its requirements using one of two methods: (i) a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123R for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date, or (ii) a “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123R for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company has determined to adopt modified prospective method.

        SFAS No. 154. In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, or SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005 adoption of SFAS No. 154 will not have a material impact on our financial position or results of operation.

Results of Operations

        The following discussion of our results of operations for the years ended December 31, 2005, 2004 and 2003, including the following table, which presents selected financial information as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this report.

	Year Ended December 31,
	2005	2004	2003

Revenues:
Software licenses	55%	53%	48%
Maintenance and services	45	47	52
Total revenues	100	100	100
Cost of revenues:
Software licenses	10	16	17
Maintenance and services	12	11	9
Impairment of software development costs	-	-	12
Total cost of revenues	22	27	38
Gross profit	78	73	62
Research and development, net	18	11	12
Selling and marketing	61	56	46
General and administrative	14	18	21
Costs in respect of lawsuits	-	-	7
Restructuring and termination costs	-	13	-
Liquidation damages in respect of 2005 PIPE	1	-	-
Total operating expenses	94	98	86
Operating income (loss)	(16)	(25)	(24)
Financial and other income (expenses), net	(5)	(3)	2
Income taxes	(1)	(1)	(1)
Loss from continuing operations	(23)	(29)	(23)
Loss from discontinued operations	(2)	(1)	(1)
Net Loss	(25)%	(30)%	(24)%

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

        Revenues. Our revenues are derived primarily from software licenses, maintenance and services. Total revenues increased 11.1% to $15.1 million in 2005 from $13.6 million in 2004. This increase is mainly attributable to a 15.1% increase in license revenues, which increased to $8.4 million in 2005 from $7.3 million in 2004. Maintenance and services revenues increased 6.5% to $6.8 million in 2005 from $6.4 million in 2004 as a result of increased services in our operations in the UK. We expect that our license revenue will increase in 2006 while our revenues from maintenance and services are expected to remain at the same level as in 2005.

        Cost of Revenues. Cost of license revenues consists primarily of production costs including amortization of capitalized software development costs and certain royalties to the Office of the Chief Scientist. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead. Our cost of revenues decreased 7.6% to $3.4 million in 2005 from $3.7 million in 2004 primarily due to decrease of $0.4 million of amortization of capitalized software development costs in 2005. We anticipate that our cost of revenues as a percentage of revenues, excluding any write-offs, will remain at the same level in 2006.

        Gross Profit. Our gross profit increased 17.9% to $11.8 million in 2005 from $10.0 million in 2004, as a direct result of increased revenues and decreased cost of revenues in 2005.

        Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Total research and development costs, before capitalized software costs, increased by 34.0% to $4.1 million in 2005 from $3.1 million in 2004 primarily due to an increase in our R&D workforce, which is primarily related to the development of our new product, Attunity InFocus, as well as salary increases. The capitalization of software developments costs decreased by 10.1% to $1.4 million in 2005 from $1.6 million in 2004. As a result of the foregoing, net research and development costs increased by 81.1% to $2.7 million in 2005 from $1.5 million in 2004. We plan to significantly increase our expenditures for research and development in 2006.

        Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, advertising expenses and sales offices maintenance and administrative costs. Selling and marketing expenses increased by 19.3% to $9.2 million in 2005 from $7.7 million in 2004. This increase is due to our hiring of additional people in direct sales operations in Europe and the United States and in business development and marketing, as well as higher marketing costs. We expect that our selling and marketing expenses will increase in 2006 as a result of our decision to add sales personnel and to increase our marketing expenses as part of our plan to market our new product, Attunity InFocus.

        General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, other administrative costs and bad debts. General and administrative expenses decreased by 11.1% to $2.2 million in 2005 from $2.5 million in 2004. The decrease is attributable, among other factors, to the decrease in bad debts. We believe that our general and administrative expenses will slightly increase in 2006.

        Operating Income (Loss). Based on the foregoing, the operating loss decreased by 26.4% to $2.5 million in 2005 from $3.4 million in 2004.

        Financial Income (Expenses), Net. In 2005, we had net financial expenses of $790,000 as compared to net financial expenses of $466,000 in 2004. This increase in financial expenses is attributable to amortization of debt discount ($400,000 in 2005 compared to $277,000 in 2004), amortization of deferred expenses ($226,000 in 2005 compared to $111,000 in 2004) and interest on the $2 million of convertible notes that we issued in April 2004 and our existing $3 million credit line with Plenus.

        Taxes on Income. Income taxes for 2005 were $165,000 compared with $79,000 in 2004, mainly derived from taxes withheld on export sales.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

        Revenues. Total revenues increased 9.1% to $13.6 million in 2004 from $12.5 million in 2003. This increase is mainly attributable to a 20.0% increase in license revenues, which increased to $7.3 million in 2004 from $6.0 million in 2003 mainly due to $1 million of additional revenues attributable to one customer. Maintenance and services revenues remained approximately the same at $6.4 million.

        Cost of Revenues. Our cost of revenues decreased 23.3% to $3.7 million in 2004 from $4.8 million in 2003 primarily due to our write-off of $1.5 million of capitalized software development costs in 2003, which was partially offset by a $0.2 million increase in the amortization of capitalized software development costs and by a $0.2 million increase in wages.

        Gross Profit. Our gross profit increased 29.2% to $10.0 million in 2004 from $7.7 million in 2003, as a direct result of increased revenues and decreased cost of revenues in 2004.

        Research and Development, Net. Total research and development costs, before capitalized software costs, remained approximately the same at $3.1 million. We capitalized approximately $1.6 million of software developments costs in 2004 and 2003. As a result of the foregoing, net research and development costs remained unchanged at $1.5 million.

        Selling and Marketing. Selling and marketing expenses increased by 34.8% to $7.7 million in 2004 from $5.7 million in 2003. This increase is due to our hiring more people in direct sales operations in Europe and the United States and in business development and marketing, as well as higher marketing costs.

        General and Administrative. General and administrative expenses decreased by 6.4% to $2.5 million in 2004 from $2.6 million in 2003. The decrease is principally attributable to the decrease in bad debts in our Asia and Israeli operations.

        Costs in Respect of Lawsuits. In 2003, we recorded charges of $0.4 million relating to a legal dispute with the Special Situations Funds and $0.6 million, relating to a legal dispute with the landlord of our former offices in Massachusetts. Both disputes were resolved in early 2004 without additional costs.

        Termination Costs. In 2004, we incurred $1.7 million of charges relating to the termination of employment of our former chief executive officer and other executives and employees.

        Operating Income (Loss). Based on the foregoing, our operating loss increased by 11.2% to $3.4 million in 2004 from $3.0 million in 2003.

        Financial Income (Expenses), Net. In 2004, we had net financial expenses of $466,000 as compared to financial income, net of $236,000 in 2003. This increase in financial expenses is attributable to amortization of debt discount ($277,000), amortization of deferred expenses ($111,000) and interest on the $2 million of convertible notes that we issued in April 2004 and our $3 million credit line with Plenus.

        Taxes on Income. Income taxes for 2004 were $79,000 compared with $84,000 in 2003, mainly derived from taxes withheld on export sales.

Conditions in Israel

        We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, our operations in Israel are directly affected by political, economic and military conditions in Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. Furthermore, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive policies may harm the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operation.

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

Impact of Currency Fluctuations and of Inflation

        Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our international sales subsidiaries in Europe, Israel and Asia Pacific. As a result, these sales and related expenses are denominated in currencies other than the dollar. Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and other currencies, including:

—	a decrease in the value of currencies in certain of the Europe, Middle East and Africa or Asia Pacific regions relative to the dollar, which would decrease our reported dollar revenue, as we generate revenue in these local currencies and report the related revenue in dollars; and

—	an increase in the value of currencies in certain of the Europe, Middle East and Africa or Asia Pacific regions, or Israel relative to the dollar, which would increase our sales and marketing costs in these countries and would increase research and development costs in Israel.

        The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS. For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the dollar and companies experienced increases in the dollar cost of their operations in Israel. This trend was reversed during 1997 and 1998. In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the dollar. In 2001 and 2002, the devaluation rate again exceeded the inflation rate in Israel. In 2003, the rate of inflation was negative and the NIS appreciated against the dollar. In 2004 and 2005, the rate of inflation exceeded the rate of devaluation. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

        The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli consumer price index	Israeli inflation rate %	NIS devaluation rate %	Israeli inflation adjusted for devaluation %

2001	101.6	1.4	9.3	(7.8)
2002	108.2	6.5	7.3	(0.7)
2003	106.2	(1.6)	(9.2)	(7.6)
2004	107.4	1.2	(1.6)	2.8
2005	110.0	2.4	6.8	(4.4)

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

        In April 2004, we concluded a transaction with the Investors Group that then owned 2,043,146 of our shares and warrants to purchase 2,944,651 shares at exercise prices of $1.75 and $2.25 (subsequently adjusted to $2.00), according to which the group invested an additional $2 million in our company in the form of a five-year convertible debenture, convertible at $1.75 per share, and warrants to purchase 480,000 ordinary shares at an exercise price of $1.75 per share, subject to anti dilution adjustments.

        In June 2004, we entered into an agreement with Plenus Technologies Ltd., or Plenus, a venture capital lender, under which we secured a two-year $3 million credit line from Plenus at a fixed interest rate of 6.5% per annum. The interest is payable quarterly on all amounts drawn under the credit line. We can prepay or cancel the credit line at any time. We pay a commitment fee of 1% per annum on the unutilized amount of the credit line. As collateral for the credit line we registered a first ranking floating charge on all our assets and a first ranking fixed charge on all our intellectual property. We undertook to issue to Plenus five-year warrants to purchase our ordinary shares in an amount equal to a percentage of the credit line divided by $3.00 (subsequently adjusted to $2.75) per share, the exercise price of the warrants (subject to anti-dilution adjustments), as follows:

—	20% of the credit line if we terminate the credit line within the first year of its initiation;

—	23% of the credit line if we terminate the credit line within the second year of its initiation and we had not drawn any money from the credit line prior to termination; and

—	30% of the credit line if we terminate the credit line within the second year of its initiation and we had drawn money from the credit line prior to termination.

        To date, we have not used this line of credit. However, we are currently negotiating a restructuring of this credit line, which is scheduled to expire in June 2006. As currently contemplated, we will receive a loan of $2 million from Plenus on terms similar to those of the current credit line, except that the loan will be repayable by the end of 2006. While we intend to complete this transaction shortly, there is no assurance that such transaction will be consummated and if so, when or on what terms.

        In January 2005, we entered into an agreement with the WPG Software and Select Technology Strategies Funds for a $2 million private placement for 727,273 of our ordinary shares along with 290,909 three years warrants to purchase our ordinary shares at $2.75 per share.

        During the first quarter of 2005, certain investors of the Company exercised 673,845 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of approximately $1,179,000.

        In February 2006, the Investors Group exercised 428,571 warrants at an exercise price of $1.75 in consideration for the total amount of $750,000. In March 2006, we received a commitment by the Investors Group to take all reasonable necessary actions (such as the exercise of warrants owned by them or a purchase of shares) to the extent required for us to meet the $10 million minimum shareholders equity requirement for continued listing on NASDAQ through December 31, 2006.

        As of December 31, 2005, we had $1.7 million in cash, cash equivalents, restricted cash and short-term deposits as compared to $1.8 million in cash and cash equivalents at December 31, 2004. As of December 31, 2005, we had a bank line of credit of approximately $0.09 million, which is currently unused.

        As of December 31, 2005 we had an insignificant amount in short-term loans from United Mizrachi Bank Ltd. These loans bear interest ranging between 5% to 6.7%. Principal and interest are linked to the Israeli Consumer Price Index.

        Net cash used in operating activities was $1.7 million and $1.9 million in 2005 and 2004, respectively. Net cash used in investing activities was $1.6 million in 2005 and $1.0 million in 2004, which funds were used primarily for software development costs. Net cash provided by financing activities was $3.4 million in 2005, mainly derived from the private placement that was conducted in early 2005 and exercise of warrants by certain investors during the first quarter of 2005. Net cash provided by financing activities was $2.3 million in 2004 mainly from issuance of convertible debentures and exercise of warrants.

        Our principal commitments consist of obligations outstanding under operating leases. Our capital expenditures were approximately $427,000 in 2005 and $364,000 in 2004. The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.

        Outlook: We anticipate that our existing capital resources, including the additional funds provided by the February 2006 warrants exercise, will be adequate to satisfy our working capital and capital expenditure requirements until March 2007. Accordingly, we may need to raise additional funds in the next twelve months in order to provide the capital necessary for our working capital and capital expenditure requirements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation. We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases. Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2005, we employed 47 persons in research and development. The Company participated in programs sponsored by the Office of the Chief Scientist. (See Item 4B “Information on the Company – Business Overview – Government Regulations”)

        As of December 31, 2005, we had obtained grants from the Office of the Chief Scientist in the aggregate amount of $2,426,000 for certain of our research and development projects. No grants were received since June 2000. We are obligated to pay royalties to the Chief Scientist, amounting to 2% to 5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. Through December 31, 2005, we have paid or accrued royalties to the Chief Scientist in the amount of $2,172,000. As of December 31, 2005, the aggregate contingent liability to the Office of the Chief Scientist amounted to $254,000 related to a product that is no longer sold. Our royalty expenses during the years 2005, 2004 and 2003 were $122,000, $290,000 and $479,000 respectively.

        We have committed substantial financial resources to our research and development efforts. During 2005, 2004 and 2003, our research and development expenditures were $4.1 million, $3.1 million and $3.1 million, respectively. We have not received any reimbursement from the Office of the Chief Scientist since June 2000. We capitalized computer software development costs of $1.4 million in the year ended December 31, 2005 and $1.6 million in each of the years ended December 31, 2004, 2003. We believe that our investment in product development activities in 2006 will be significantly larger than our expenditures in 2005.

D.	TREND INFORMATION

        We expect that our results will continue to be impacted by the continued decline in revenues from our legacy products and by increased sales and marketing expenditures while we attempt to gain market acceptance for our products. In particular, we have recently launched the Attunity InFocus, which signifies our entrance into relatively new markets and we are currently unable to predict the demand for such product. As a result of an unpredictable business environment and long sales cycles, as well as the uncertainty surrounding the Attunity InFocus, we are unable to provide any guidance as to sales and profitability trends.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period (U.S. dollars in thousands)
	Total	less than 1 year	1-3 Years		3-5 Years	more than 5 Years

Long-term debt obligations	$1,017	$100	$917	*	-	-

Operating lease obligations	2,675	830	1,405		440	-

Other long-term liabilities reflected
on the Balance Sheet	$338	-	-		-	$338

Total	$4,030	$930	$2,322		$440	$338

* Includes $677,000 which were recorded in respect of convertible debt: In April 2004, we issued to the Investor Group convertible notes in the amount of $2,000,000. According to the accounting treatment, as detailed in note 8 to our consolidated financial statements appearing elsewhere in this Annual Report, there is a debt discount equal to the full face amount of the convertible notes. The discount is amortized over a five-year period from the date of issuance until the stated redemption date of the debt. Therefore, the amortized debt discount amount of $677,000 appears as the convertible debt, net, in our consolidated balance sheets as of December 31, 2005 and is included in this table.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following lists the name, age, principal position and a biographical description of each of our executive officers and directors.

Name	Age	Director Since	Position with the Company

Shimon Alon (1) (2) (3)	56	2004	Chairman of the Board of Directors*
Aki Ratner (1)	49	2004	Chief Executive Officer and Director
Ofer Segev	46	-	Chief Financial Officer
Dror Elkayam	38	-	Vice President - Finance and Secretary
Zafrir Ron	45	-	Vice President - Research and Development and Support
Dov Biran	53	2003	Director*
Dan Falk (4)	61	2002	Director*
Zamir Bar Zion (2) (4)	48	2004	Outside Director*
Anat Segal (3) (4)	39	2002	Outside Director*
Ron Zuckerman (1)	49	2004	Director*

* Designated as an “independent director” in accordance with NASDAQ Marketplace Rules.

(1) These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner and other investors represented by them, or the Investors Group. Under the purchase agreement, the Investors Group is entitled to designate two members for election to our Board so long as it continues to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as it continues to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants). We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law and NASDAQ rules and regulations, to appoint such director(s) to each committee of our Board of Directors. For additional details, see Item 7B. “Major Shareholders and Related Party Transactions – Major Shareholders – Related Party Transactions.”

(2)     Member of the Nomination Committee.

(3)     Member of the Compensation Committee

(4)     Member of the Audit Committee.

        Shimon Alon was appointed Chairman of our Board of Directors in May 2004. From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas. Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is a member of the board of directors of Scailex Corporation Ltd (formerly, Scitex Corporation Ltd.) and the chairman of the board of directors of e-Glue Software Technologies, Inc., a provider of productivity management solutions for call centers. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

        Itzhak (Aki) Ratner was appointed as our Chief Executive Officer in September 2004 and has been a director since July 2004. He was the President of Precise from December 2000 to June 2003 and served as its Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

        Ofer Segev has been our Chief Financial Officer since June 2003. From January 2002 until June 2003 he served as the Chief Executive Officer of Teleknowledge Group Ltd., a private company in the billing and customer care field. From May 2001, he was the Chief Financial Officer of Teleknowledge Group Ltd. Prior to that, from May 2000 until April 2001, Mr. Segev was the Chief Financial Officer of Tundo Corp., a company in the VoIP field. Prior to that Mr. Segev was a partner at Kost Forer & Gabbay, a predecessor to Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, where he led the high technology service group. Mr. Segev holds a B.A. degree in Economics and Accounting from Bar Ilan University in Israel and has studied at the Kellogg Graduate School of Management at Northwestern University.

        Dror Elkayam has been our Vice President – Finance and Secretary since October 2004. From August 1997 until June 2003, he served as the Director of Finance and Corporate Secretary of Precise. Since the acquisition of Precise by Veritas in June 2003 and until September 2004, he served as Finance Manager in Precise. Mr. Elkayam holds a B.A. degree in economics and accounting from the Hebrew University, Jerusalem. He is also a certificated public accountant in Israel.

        Zafrir Ron has been our Vice President – Research and Development and Support since August 2004. Mr. Ron served in the Israeli Air Force from 1984 to 2003 in various positions, including as a manager of a software development unit from August 1999 until June 2003. From June 2003 until August 2004, he acted as an independent advisor providing research and development related services to high tech companies. Mr. Ron holds a B.s.c. degree in aeronautics and engineering from the Technion – The Israeli Institute of Technology, and a M.B.A. degree from Tel Aviv University.

        Dr. Dov Biran has been a director since December 2003. Dr. Biran has been a professor of computers and information systems at Northeastern University in Boston since September 2001. Prior thereto, Dr. Biran served as acting Chief Executive Officer, Chief TechnologyOfficer and a director of Attunity from March 2000 through October 2001. Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. For over thirty years he has held various positions in the IT area, including founder and Chief Executive Officer of Optimal Technologies, a consulting IT firm, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and as an adjunct professor at Tel Aviv University. His areas of expertise include integration and Web technologies. Dr. Biran holds a B.Sc. degree in operations research and an M.B.A. and a Ph.D. degree in computers and information systems from Tel Aviv University.

        Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk is a member of the boards of directors of Orbotech, Nice System Ltd, Orad Hi-Tec Systems Ltd., Netafim Ltd, Dmatek Ltd., Poalim Ventures 1 Ltd, Clicksoftware Ltd., Ormat Technologies Inc., Plastopil Ltd and Nova Instruments Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

        Zamir Bar-Zion has been an outside director since December 2004. Mr. Bar-Zion  served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. As of May 2004, Mr. Bar-Zion rejoined Excellence Neshua/Piper Jaffray as the Managing Director Investment Banking in Israel. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

        Anat Segal has been an outside director since December 2002. She has acted as an independent advisor providing investment banking services and financial and strategic consulting principally to high-tech companies since January 2000. Ms. Segal is also a founder and Managing Partner of Xenia Ventures, a technology incubator based in Kiryat Gat, Israel and a director of Orad Hi-Tec Systems Ltd., Marathon Venture Capital Fund Ltd. and Prior-Tech Ltd. From 1998 to early 2000, she served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., which was then the Israeli strategic affiliate of Hambrecht and Quist. From 1996 until 1998, she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 until 1996, Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.

        Ron Zuckerman has been a director since May 2004. Mr. Zuckerman founded Sapiens International Corporation and served as its Chief Executive Officer from 1995 until March 2000 and currently serves as the Chairman of its board of directors. Mr. Zuckerman served as Chairman of Precise until it was acquired by Veritas in June 2003. Mr. Zuckerman serves as a managing partner of Magnum Communications Fund and the First Israeli Turnaround Fund. Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

Additional Information

        There are no family relationships between any of the directors or members of senior management named above.

        Our articles of association provide for a Board of Directors of not fewer than three nor more than eleven members. The Board is currently composed of seven directors. Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us.

        Messrs. Ratner, Alon, Zuckerman, Biran and Falk will serve as directors until our 2006 annual general meeting of shareholders and until their successors are elected. Ms. Anat Segal was elected as an outside director in December 2002 for a three-year term and was re-elected in December 2005 for an additional three-year term, until our 2008 annual general meeting of shareholders. Thereafter, her office may not be renewed pursuant to the Companies Law. Mr. Zamir Bar-Zion was elected as an outside director in December 2004 and will serve in such office pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2007 annual general meeting of shareholders. Thereafter, his office may be renewed for only one additional three-year term.

B.	COMPENSATION

General

        The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers
as a group, consisting of 10 persons
for the year ended December 31, 2005	$1,261,000	$71,000

        We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

        During 2005, an aggregate sum of approximately $71,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

        In accordance with the approval of our shareholders, non-employee directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended.

        In November 2004, our Audit Committee and Board of Directors adopted a policy, which was subsequently approved by the shareholders, according to which each of our non-employee directors who may serve from time to time, including our continuing outside director, will be granted options, as follows:

—	grant of options under our stock option plans to purchase 10,000 ordinary shares for each year for which such non-employee director holds office;

—	an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares on the date of the annual meeting of shareholders in which such director is elected or reelected);

—	the options will become fully vested within 12 months after the date of the grant; and

—	any outstanding options that are not vested at the time of termination of the director’s service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors. See Item 6E. “Directors, Senior Management and Employee – Share Ownership – Stock Option Plans – Grants to Senior Management in 2005.”

Chief Executive Officer Compensation

        Mr. Itzhak (Aki) Ratner began serving as a director of our company on July 1, 2004. Effective as of July 27, 2004, we entered into an agreement with Mr. Ratner under which he has served as our Deputy Chief Executive Officer through September 9, 2004, and as our Chief Executive Officer since then. Pursuant to the employment agreement, Mr. Ratner has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. We agreed to provide Mr. Ratner the following payments and benefits:

—	A gross annual salary of $250,000, paid in NIS, during the term of his employment;

—	A company car and all related expenses will be covered by our company, except related taxes;

—	Company contributions for the benefit of Mr. Ratner to our Managers Insurance Policy in the amount of 15.83% of Mr. Ratner’s gross salary and Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Ratner’s gross salary. Part of the contributions to the Managers Insurance Policy are for severance pay to which Mr. Ratner would be entitled;

—	Options to purchase 750,000 ordinary shares, at an exercise price equal to $2.30. The options are subject to the terms of our 2003 Israeli Stock Option Plan. The options will be exercisable in three equal installments, at the end of each of the three years following the date of commencement of Mr. Ratner’ s employment. However, all of the options will vest in full upon the consummation of a merger of our company or the acquisition of all or a majority of our shares or assets by a third party (that is not a controlling shareholder as of the date of Mr. Ratner’s employment agreement);

—	An annual bonus that will not exceed $100,000 gross, which shall be paid on a quarterly basis (in amounts that will not exceed $25,000 per quarter), subject to Mr. Ratner achieving certain milestones that will be agreed upon;

—	Up to 22 days paid vacation per year;

—	10 days recreation payment a year in an amount normally paid by our company and payment of Mr. Ratner's full salary during periods of his military reserve duty, in compliance with local laws; and

—	In the event of termination of Mr. Ratner’s employment for any reason (except if the company terminates his employment under such circumstances that he is not entitled to severance pay under Israeli law, if he resigns without giving the required prior notice, or if he gives prior notice of his resignation, for any reason, within 36 months of his employment with our company), Mr. Ratner will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Ratner will be entitled to all rights to which he is entitled under the agreement, except that the options granted to him will cease to vest; however he will be entitled to exercise vested options during such period. The employee-employer relationship will only terminate at the end of the adjustment period. Mr. Ratner will be entitled to reimbursement of all expenses in connection with his employment.

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

        Under an amendment to the Israeli Companies Law, our board of directors is required to determine, until April 19, 2006, the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Companies Law). Our board determined that the board should consist of at least one director who has “accounting and financial expertise.” We have determined that Mr. Dan Falk has the requisite “accounting and financial expertise.”

Outside Directors

        The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

        Pursuant to an amendment to the Companies Law, effective as of January 19, 2006, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” These requirements will apply to us upon the next election of one or more external directors.

        No person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time an outside director is to be appointed, all current members of the Board of Directors are of the same gender, then the outside director must be of the other gender.

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

        Our outside directors are Zamir Bar-Zion and Anat Segal.

Independent Directors

        Effective as of July 31, 2005, the NASDAQ Marketplace Rules require that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our Audit Committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ.

        Of the seven (7) members of our board of directors, our board of directors has determined that (i) all, except for Mr. Ratner, our chief executive officer, qualify as “independent directors” within the meaning of the NASDAQ Marketplace Rules and (2) that Messrs. Dan Falk and Zamir Bar-Zion and Ms. Anat Segal, being all of the members of out Audit Committee also qualify as “independent directors” under SEC rules.

Committees of the Board of Directors

        Subject to the provisions of the Israeli Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board of directors has established the following committees:

        Audit Committee. Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ appointment, qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

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

        Our audit committee consists of three board members who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Anat Segal and Messrs. Dan Falk and Zamir Bar-Zion. The audit committee meets at least once each quarter.

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

        Compensation Committee. Our board of directors has appointed a compensation committee, which currently comprises of Shimon Alon and Anat Segal, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules. The role of the compensation committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors. The members of the committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law.

        Nominating Committee. In November 2004, our board of directors has appointed a nominating committee, which currently comprises of Shimon Alon and Zamir Bar-Zion, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules. The role of the nominating committee is to recommend to our board nominees for election as directors at the annual meetings of shareholders and to identify candidates to fill any vacancies on the board.

Internal Audit

        Under the Israeli Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Joseph Ginossar of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

Directors’ Service Contracts

        Our Current Chief Executive Officer. We entered into an employment agreement with Mr. Ratner, our chief executive officer, who is also a member of our board of directors. See Item 6B. “Directors, Senior Management and Employees – Compensation to Chief Executive Officer.”

        Other. Except as set forth above and in Item 6B. “Directors, Senior Management and Employees – Compensation”, there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

Approval of Related Party Transactions Under Israeli Law

        General. Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors, and directors’ compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

        The company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

—	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

—	the office holder discloses the nature of his or her interest in the transaction to the company in a reasonable time before the company’s approval.

        Each person listed in the table under Item 6A – Directors and Senior Management above is considered an office holder under the Companies Law.

        Disclosure of Personal Interests of an Office Holder. The Companies Law requires that an office holder of a company disclose to the company, promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

—	the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

—	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

        Under the Companies Law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;

—	otherwise than on market terms; or

—	that is likely to have a material impact on the company's profitability, assets or liabilities.

        The Companies Law does not specify to whom within the company nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

        Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved.

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

        Office Holders’ Insurance. Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

—	a breach of his or her duty of care to us or to another person;

—	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

—	a financial liability imposed upon him or her in favor of another person.

        Indemnification of Office Holders. Under the Companies Law, we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance, provided that our articles of association allow us to do so, against the following:

—	a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our board of directors determines to be reasonable under the circumstances;

—	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

        Our articles of association include the following provisions:

—	we are authorized to grant in advance an undertaking to indemnify our office holders, provided that the undertaking is: limited to specified events which the board of directors determines to be anticipated; and limited to an amount determined by the board of directors to be feasible under the circumstances.

—	we are authorized to indemnify retroactively our office holders.

        Limitations on Exculpation, Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder nor exculpate an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his or her duty of loyalty, unless with respect to indemnification and insurance, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently;

—	any act or omission committed with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

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

        The following table details certain data on the workforce (including temporary employees) of Attunity and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2005	2004	2003

Approximate numbers of employees by geographic location
United States	22	27	22
Europe, Middle East	72	91	117
Other	12	13	14
Total workforce	106	131	153
Approximate numbers of employees by category of activity
Research and development	47	37	44
Sales and marketing	37	44	30
Product and customer support	11	12	9
Software services	0	24	53
Management and administrative	11	14	17
Total workforce	106	131	153

        The overall reduction in our workforce, from 153 employees in 2003 to 106 employees in 2005 is due primarily to the discontinuing of operations as described in Item 5A of this Annual Report.

        We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

        Our employees are not generally represented by labor unions. Nevertheless, with respect to our employees in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

        Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration. In 2005, payments to the National Insurance Institute amounted to approximately 13.1% of wages (up to a maximum amount), compared to 15.2% in 2004, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of March 15, 2006 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)

Shimon Alon**	6,552,496 (3) (4)	30.0%
Aki Ratner**	6,832,496 (3) (5)	30.9%
Ofer Segev	200,000	1.0%
Dror Elkayam	*	*
Zafrir Ron	*	*
Dov Biran	880,387 (7)	4.7%
Dan Falk	*	*
Zamir Bar-Zion	*	*
Anat Segal	*	*
Ron Zuckerman**	6,502,496 (3) (8)	29.8%

*	Less than 1%.

**	Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner, and other investors represented by them, are deemed to share the power to vote some of the shares held by these persons by virtue of the 2004 Stockholders Agreement, described in Item 7A below. See also footnote 3 of this table below.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options, warrants or convertible securities currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 17,772,545 ordinary shares issued and outstanding as of March 15, 2006.
(3)	Includes an aggregate of 2,471,718 ordinary shares; Series A Warrants to purchase 1,779,917 ordinary shares at an exercise price of $1.75 per share; Series B Warrants to purchase 736,162 ordinary shares at an exercise price of $2.00 per share; Convertible Promissory Notes due 2009 to purchase 1,142,858 ordinary shares at a conversion price of $1.75 per share; and Warrants purchased from WPG to purchase 261,842 ordinary shares at an exercise price of $2.75 per share; all of which securities are covered by the 2004 Stockholders Agreement, described in Item 7A below, and therefore deemed to be beneficially owned by Messrs. Alon, Zuckerman and Ratner.
(4)	Includes 150,000 ordinary shares issuable upon exercise of a Warrant at an exercise price of $1.75 per share and 10,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.42.
(5)	Includes 190,000 ordinary shares issuable upon exercise of a Warrant at an exercise price of $1.75 per share, and 250,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.30.
(6)	These ordinary shares are issuable upon exercise of stock options at an exercise price of $0.91 per share.
(7)	Includes 16,667 ordinary shares which are in the form of currently exercisable stock options, exercisable at an exercise price ranging from $1.92 to $2.42 per ordinary share.
(8)	Includes 100,000 ordinary shares issuable upon exercise of a Warrant at an exercise price of $1.75 per share and 10,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.42.

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

        The 1994 Plan terminated in 2004 and the 1998 Plan will terminate in 2008, respectively, unless previously terminated by the Board of Directors. We do not intend to grant any additional options under the 1994 Plan and 1998 Plan, and we therefore refer to them collectively as the Old Plans.

        No options were granted under either the 1994 Plan or the 1998 Plan since 1999.

2001 Stock Option Plan

        In 2001, we adopted our 2001 Employee Stock Option Plan, or the 2001 Plan, which authorized the grant of options to purchase up to 1,000,000 ordinary shares. In 2003, the 2001 Plan was amended such that the number of ordinary shares issuable under the 2001 Plan was increased by 1,000,000 ordinary shares, subsequent to which up to 2,000,000 ordinary shares were issuable under the 2001 Plan. In September 2004, our shareholders approved an amendment to the 2001 Plan and the 2003 Israeli Stock Option Plan, or the 2003 Plan (see description below), to provide for the issuance thereunder of an additional 600,000 ordinary shares, such shares to be allocated between the two plans as determined by our Board of Directors from time to time. In December 2005 and 2004, our shareholders approved amendments to the 2001 Plan and 2003 Plan to provide for the issuance thereunder of additional 400,000 and 600,000 ordinary shares, respectively, such shares to be allocated between the two plans as determined by our Board of Directors from time to time.

        Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2001 Plan. The 2001 Plan has a term of ten years and will terminate in 2011. No award of options may be made after such date.

        The 2001 Plan is currently administered by our Compensation Committee. Subject to the provisions of the 2001 Plan and applicable law, the Compensation Committee has the authority, to determine, among other things to whom options may be granted; the number of ordinary shares to which an option may relate; the exercise price for each share; the vesting period of the option and the terms, conditions and restrictions thereof; to construe and interpret the 2001 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

        In 2005, we granted options exercisable into 221,000 ordinary shares under the 2001 Plan.

2003 Israeli Stock Option Plan

        As of January 1, 2003, Section 102 of the Israeli Tax Ordinance, or Section 102, which applies to stock option plans, was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to Israeli employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102. Since our then existing stock option plans did not comply with the amended Section 102, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which options may be granted to employees employed by us or by our affiliates and for Israeli employees to benefit from such tax advantages.

        Under the 2003 Plan, 1,536,000 ordinary shares were issuable; however, this will not increase the total number of shares available for option grants, but will allow us to roll over shares available for grant under our 1994 Plan, 1998 Plan and 2001 Plan into the 2003 Plan according to a resolution of our Board of Directors from time to time. As described above, our shareholders approved an increase in the number of ordinary shares available for future option grants under the 2001 and 2003 Plans. In addition, our Board of Directors has determined to roll-over approximately 1,098,000 ordinary shares from the Old Plans to the 2003 Plan, to be used as for the grant of options.

        The 2003 Plan is currently administered by our Compensation Committee. Subject to the 2003 Plan and applicable law, the Compensation Committee has the authority to determine, among other things, to whom options may be granted; the time and the extent to which the options may be exercised, the fair market value of the shares and the exercise price of shares covered by each option (based on the fair market value); to designate the type of options; interpret the 2003 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

        In 2005, we granted options exercisable into 242,000 ordinary shares under the 2003 Plan.

Grants to Senior Management in 2005

        In 2005, we granted to our directors and executive officers options exercisable into 60,000 ordinary shares, at an exercise price of $2.19 per share. Such options will expire in 2015.

Total Outstanding Options

        The following table sets forth, as of December 31, 2005, the number of options outstanding under our 1994, 1998, 2001 and 2003 Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options	Range of exercise price	Weighted average remaining contractual life (in years)

220,000	$0.8 - 0.91	5
726,000	$1.05 - 1.42	2
1,007,000	$1.5 - 2.25	5
1,080,000	$2.3 - 2.46	9
327,000	$2.63 - 3.13	8
34,000	$4.5 - 6.5	1
148,000	$6.88 - 9.75	1
10,000	$10.0 - 13.25	1

Total: 3,552,000	N/A	N/A

Change of Control Arrangements

        The Compensation Committee of the Board of Directors, as administrator of the stock option plans, has the authority to provide for accelerated vesting of the ordinary shares subject to outstanding options held by the option holders in connection with certain changes in control of the Company or the subsequent termination of employment following the change in control event. Certain of our executive officers (including our Chief Executive Officer, as described in Item 6B above under “Chief Executive Officer Compensation”) have been granted with such benefits upon a change of control.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information as of March 15, 2006 regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)

Shimon Alon*	6,552,496 (3) (4)	30.0%
Aki Ratner*	6,832,496 (3) (5)	30.9%
Ron Zuckerman*	6,502,496 (3) (6)	29.8%
Arie Gonen	1,650,000 (7)	9.1%

*	Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner, and other investors represented by them, are deemed to share the power to vote some of the shares held by these persons by virtue of the 2004 Stockholders Agreement, described in Item 7A below. See also footnote 3 of this table below.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 17,772,545 shares issued and outstanding as of March 15, 2006.

(3)	Includes an aggregate of 2,471,718 ordinary shares; Series A Warrants to purchase 1,779,917 ordinary shares at an exercise price of $1.75 per share; Series B Warrants to purchase 736,162 ordinary shares at an exercise price of $2.00 per share; Convertible Promissory Notes due 2009 to purchase 1,142,858 ordinary shares at a conversion price of $1.75 per share; and Warrants purchased from WPG to purchase 261,842 ordinary shares at an exercise price of $2.75 per share; all of which securities are covered by the 2004 Stockholders Agreement, described in Item 7A below, and therefore deemed to be beneficially owned by Messrs. Alon, Zuckerman and Ratner.

(4)	Includes 150,000 ordinary shares issuable upon exercise of a Warrant at an exercise price of $1.75 per share and 10,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.42.

(5)	Includes 190,000 ordinary shares issuable upon exercise of a Warrant at an exercise price of $1.75 per share, and 250,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.30.

(6)	Includes Includes 100,000 ordinary shares issuable upon exercise of a Warrant at an exercise price of $1.75 per share and 10,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.42.

(7)	Includes 400,000 ordinary shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Such options will expire on September 30, 2009.

Significant Changes in the Ownership of Major Shareholders.

        On December 30, 2003, Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other investors represented by them (also referred to in this Annual Report as the Investors’ Group) purchased from the Special Situations Funds their entire holding of 2,043,146 of our ordinary shares, Series A Warrants to purchase 2,208,489 of our ordinary shares and Series B Warrants to purchase 736,162 of our ordinary shares. On April 24, 2004, at an extraordinary general meeting of shareholders, the shareholders resolved to reduce the exercise price of the Series B Warrants from $2.25 to $2.00. On March 22, 2004 we entered into a Note and Warrant Purchase Agreement with such group, pursuant to which we issued the group convertible promissory notes in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share. See Item 7B. “Major Shareholders and Related Party Transactions – Major Shareholders – Related Party Transactions – 2004 Private Placement.”

        On or about February 21, 2006, the Investors’ Group has exercised part of their Series A Warrants and purchased, in the aggregate, 428,571 ordinary shares for an aggregate consideration of $750,000, reflecting the exercise price of $1.75.

        On February 27, 2006, the Investors’ Group has acquired from funds led by WPG Select Technology (“WPG”) warrants to purchase, in the aggregate, 261,842 ordinary shares for an aggregate consideration of $52,368.40. The WPG Warrants have an exercise price of $2.75 per share and expire on January 23, 2008.

2004 Stockholders Agreement

        Pursuant to the terms of a certain Stockholders Agreement, effective as of February 26, 2004 (as amended in March 2006), Messrs. Shimon Alon, Ron Zuckerman, and Aki Ratner, in any combination of two signatories, were granted dispositive power over the acquisition, disposition, exercise and/or conversion of our securities which were purchased by, or assigned to, the Investors Group led by Messrs. Alon, Zuckerman and Ratner. Further, Messrs. Alon, Zuckerman and Ratner were granted sole and discretionary power, in any combination of two signatories, to exercise the voting rights of each of our securities held by the Investors Group. Therefore, Messrs. Alon, Zuckerman and Ratner may also be deemed to be the beneficial owners of all of our securities held by the persons within the Investors Group.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of March 6, 2006, there were 58 holders of record of our ordinary shares, of which 48 record holders holding approximately 87.4% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 86.4% of our outstanding ordinary shares as of said date).

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

        As required under the agreement, we have registered the shares issuable upon conversion of the notes and exercise of the warrants under the Securities Act of 1933 and agreed to maintain the registration statement in effect in order to allow the purchasers to freely sell these shares.

Compensation to Chief Executive Officer

        See Item 6C. "Directors, Senior Management and Employees - Board Practices - Directors' Service Contracts - Our Current Chief Executive Officer."

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

        See the consolidated financial statements, including the notes thereto, included in Item 18 of this Annual Report.

Legal Proceedings

        We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not party to any legal proceedings which would reasonably be expected to have a material adverse effect on our financial position.

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

        According to the Israeli Companies Law, a company may distribute dividends only out of its “profits,” as such term is defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

B.	SIGNIFICANT CHANGES

        Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2005.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILSAnnual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market:

Year	High	Low

2001	$5.50	$0.75
2002	$2.12	$0.50
2003	$2.22	$0.80
2004	$3.62	$1.96
2005	$3.49	$1.68

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market:

	High	Low

2004
First Quarter	$3.62	$2.08
Second Quarter	$3.36	$2.30
Third Quarter	$2.90	$1.96
Fourth Quarter	$2.80	$2.15

2005
First Quarter	$3.49	$2.41
Second Quarter	$3.08	$2.28
Third Quarter	$2.85	$2.05
Fourth Quarter	$2.63	$1.68

Monthly Stock Information

        The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market:

Month	High	Low

September 2005	$2.70	$2.10
October 2005	$2.63	$2.15
November 2005	$2.40	$1.68
December 2005	$2.32	$1.92
January 2006	$2.28	$1.96
February 2006	$2.52	$2.05

        On March 29, 2006, the last reported sale price of our ordinary shares on the NASDAQ National Market was $2.05 per share.

B.	PLAN OF DISTRIBUTION

         Not applicable

C.	MARKETS

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

        Set out below is a description of certain provisions of our Memorandum of Association and Articles of Association, and of the Israeli Companies Law related to such provisions, unless otherwise specified. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

Purposes and Objects of the Company

        We are a public company registered under the Israeli Companies Law as Attunity Ltd, registration number 52-003801-9. Our objects and purposes, as provided by our articles of association, are to carry on any lawful activity.

The Powers of the Directors

        Under the provisions of the Israeli Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

        The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

        Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

        Our authorized share capital consists of 40,000,000 ordinary shares of a nominal value of NIS 0.1 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The shares do not entitle their holders to preemptive rights.

        The rights attached to our ordinary shares are as follows:

        Dividend rights. Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively. Unless otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period. Our board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of profits legally available for distribution, in accordance with the provisions of the Israeli Companies Law. See Item 8A. “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.” If after one year a dividend has been declared and it is still unclaimed, our board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

        Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        Consistent with NASDAQ rules, the quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one-third (33.33%) of the voting rights in the Company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.

        Under our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon.

        Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.”

        Rights to share in profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

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

        Limitations on any existing or prospective major shareholder. See “Item 6C. Directors and Senior Management – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Extraordinary Meetings

        The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. In accordance with our articles of association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least ten (10) days and not more than sixty (60) days notice of any general meeting of shareholders shall be given. Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days. An extraordinary meeting may be convened by the board of directors, as it decides, or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of the shares and 1% of the voting rights, or one or more shareholders holding in the aggregate at least 5% of the voting rights in the company. See Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares-Voting Rights.”

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

        The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

2005 Private Placement

        On January 24, 2005, we entered into a Securities Purchase Agreement with certain funds affiliated with Weiss, Peck & Greer Investments, pursuant to which we issued to the investors an aggregate of 727,273 of our ordinary shares for $2.0 million. In addition, the investors acquired warrants to purchase an aggregate of 290,909 ordinary shares at an exercise price of $2.75 per share, and exercisable until January 23, 2008, with a call provision that allows us to call the exercise of the warrants if the closing price of the ordinary shares exceeds $4.70 for twenty consecutive trading days.

        Under the agreement, the investors had a pre-emptive right to participate in certain future financings until the earlier of (i) the 1st anniversary after the closing of the transaction (i.e., January 23, 2006), (ii) the date the first future financing closes, and (iii) the date at which the investors hold less than 50% of the shares acquired by them. This right has expired.

        We also undertook to register the shares issued to the investors and the shares issuable upon exercise of the warrants under the Securities Act of 1933 and to maintain a registration statement in effect in order to allow them to freely sell these shares. The investors had the right to receive payment for liquidated damages if a registration statement was not declared effective within three months from the closing date. Since we did not obtain effectiveness of the registration statement within the timeframe set forth in the agreement, we had to pay liquidated damages at an amount of $200,000 (see “Liquidation damages related to January 2005 PIPE” in the operating expenses at our consolidated statements of operations included in this Annual Report). We paid this amount by issuing 77,519 of our ordinary shares to the investors.

2004 Private Placement

See Item 7B. “Major Shareholders and Related Party Transactions – Major Shareholders – Related PartyTransactions.”

2004 Credit Line

        On June 3, 2004, we entered into an agreement with Plenus Technologies Ltd., or Plenus, a venture capital lender, under which we secured a two-year $3 million credit line from Plenus, at a fixed interest rate of 6.5% per annum. We undertook to issue to Plenus five-year warrants to purchase our ordinary shares in an amount equal to a percentage of the credit line divided by $3.00 per share, the exercise price of the warrants (subject to anti-dilution adjustments), as follows: 20% of the credit line if we terminate the credit line within the first year of its initiation; 23% of the credit line if we terminate the credit line within the second year of its initiation and we had not drawn any money from the credit line prior to termination; and 30% of the credit line if we terminate the credit line within the second year of its initiation and we had drawn money from the credit line prior to termination. As required under the agreement, we have registered 300,000 ordinary shares issuable upon exercise of the warrants under the Securities Act of 1933 and agreed to maintain the registration statement in effect in order to allow Plenus to freely sell these shares. To date, we have not used this line of credit. See Item 5B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

D.	EXCHANGE CONTROLS

        Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

General Corporate Tax Structure

        Israeli companies are generally subject to “Corporate Tax” on their taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year , 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may be designated as an approved enterprise. See discussion below regarding an amendment to the Investments Law that came into effect in 2005.

        Under the Investment Law, as in effect until 2005, each certificate of approval for an approved enterprise, received upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, or the Investment Center, related to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

        Taxable income of a company derived from an approved enterprise is subject to Corporate Tax at the maximum rate of 25% (rather than the regular Corporate Tax rate) for the benefit period. This period is ordinarily seven years (or ten years if the company qualifies as a foreign investors’ company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. Tax benefits under the Investments Law also apply to income generated from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate for the benefit period and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise.

        A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is essentially a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company which qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional eight years, provided that the company qualifies as a foreign investors’ company as follows:

For a company with foreign investment of:	The Company Tax rate is

over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

        In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax benefit period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

        Subject to applicable provisions concerning income under the alternative package of benefits, in the event a company holds a number of approved enterprise programs, each subject to different terms and conditions and a different tax rate, or in the event only a portion of its capital investments is approved, all income derived from such approved enterprises is considered to be attributable to the entire enterprise and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates (such weighted average to be calculated in accordance with the guidelines of the Investments Law). Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

        Our production facilities and those of our subsidiary Attunity Services have been granted “Approved Enterprise” status under the Investment Law.

        We have four investments programs. The investment programs, which were approved in 1992, 1994 and 1997, will expire in 2006, 2009 and 2011, respectively. As of December 31, 2005, we received final approvals regarding completion of these three investment programs. The fourth investment program was approved in 2000 and will expire in 2014. The investment period under this program was extended through June 2005 but its completion was not finally approved yet by the Investment Center. According to the provisions of the Investment Law, we have elected to enjoy “alternative benefits” – waiver of grants in return for tax exemption – and, accordingly, income derived from the “Approved Enterprise” will be tax-exempt for a period of two years commencing with the year we first earn taxable income, and will be taxed at 10% to 25%, based upon the percentage of our foreign investment in, for an additional period of five-eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval.

        Attunity Software Services has been granted status as an “Approved Enterprise” for two separate investment programs from 1991 and 1993 whereby it has elected to receive government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval. In 1993, Attunity Software Services received approval for an expansion of the aforementioned programs whereby it has elected to enjoy “alternative benefits” – and, accordingly, its income from the “Approved Enterprise” will be tax-exempt for a period of ten years commencing with the year it first earns taxable income.

        If these retained tax-exempt profits are distributed they would be taxed at the Corporate Tax rate applicable to such profits as if the company had not elected the alternative package of benefits, currently between 10%-25% for an “Approved Enterprise.” As o f December 31, 2005, our accumulated deficit does not include tax-exempt profits earned by our and Attunity Software Services’ “Approved Enterprises.”

        Since we currently have no taxable income, the benefits have not yet commenced for all programs. Should we or Attunity Services derive income from sources other than the “Approved Enterprise” during the periods of benefits, such income shall be taxable at the regular Corporate Tax rate.

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

        Recent Amendment of the Investments Law

        On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law.

        Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefited Enterprise are determined, as applicable to Attunity, according to one of the following new tax routes:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise. In addition, as a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, will subject the company to taxes upon distribution or liquidation and the company may be required to record deferred tax liability with respect to such tax-exempt income; and

—	A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors (such changes to the definition will take effect retroactively from 2003). Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

        According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

—	amortization of purchases of know-how and patents over an eight-year period for tax purposes;

—	deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel;

—	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which may be material to us can be summarized as follows:

—	There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

—	Capital gains on specific traded securities are normally subject to reduced tax rates for individuals and are taxable at Corporate Tax rates for companies. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains deriving from the sale of traded securities are included in the Tax Ordinance and the Inflationary Adjustments Law no longer includes provisions in this regard.

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

        Under an order published in December 2005, the said requirement to pay stamp duty is cancelled with respect to documents signed on or after January 1, 2006.

Capital Gains Tax

        Israeli law imposes a capital gains tax on the sale of capital assets located in Israel, including shares of Israeli companies by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel (such as NASDAQ). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will generally be taxed at a rate of 25%), and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with certain provisions of the Inflationary Adjustment Law (that will be taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); (iii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement); or (iv) the sale of shares to a relative (as defined in the Tax Ordinance).

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Material Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel (including NASDAQ), provided however that such shareholders did not acquire their shares prior to an initial public offering, that the gains did not derive from a permanent establishment of such shareholders in Israel, and that such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the Treaty U.S. Resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Residents on Dividend Distributions

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is generally withheld at source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a Material Shareholder at any time during the 12-month period preceding such distribution; or (iii) 15% for dividends from income generated by an approved enterprise; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

        Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. Such tax rate is reduced to 12.5% for dividends not generated by an Approved Enterprise (or Benefited Enterprise) if the shareholder is a U.S. corporation and holds at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year. Dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%, however this reduced rate will not apply if more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or 50% or more of the outstanding shares of the voting stock of which is owned by the Israeli company.

United States Federal Income Tax Considerations

        The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. U.S. Holders of our ordinary shares should consult their own tax advisors as to the U.S. tax consequences of the purchase, ownership and disposition of our ordinary shares.

U.S. Taxation

        Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences to a U.S. Holder arising from the purchase, ownership and disposition of our ordinary shares.

        A U.S. Holder is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) or partnership (other than a partnership that is not treated as a United States person under any applicable Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof, (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (5) a trust that has a valid election in effect to be treated as a U.S. person.

        This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. holder.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis and open to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder’s particular circumstances. In particular, this discussion does not address the tax treatment of a U.S. holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquires our ordinary shares in connection with employment or other performance of services; (4) a U.S. holder that is subject to the alternative minimum tax; (5) a U.S. holder that holds the ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction; (6) a tax-exempt entity; (7) real estate investments; (8) a U.S. holder that expatriates out of the United States; and (9) a person having a functional currency other then U.S. dollar.

        This discussion does not address the tax treatment of a U.S. holder that owns, directly or constructively, at any time, shares representing 10% or more of our voting power. Additionally, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or alternative minimum tax or any aspect of state, local or non-U.S. tax laws.

        Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares.

Distributions on Ordinary Shares

        We do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the headings “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including the amount of any Israeli tax withheld on the date the distribution is required to be included in the U.S. holder’s income to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The U.S. Internal Revenue Service (“IRS”) has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

        The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange income or loss.

        In addition, our dividends will be qualified dividend income if our shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in a prior year, as a passive foreign investment company (“PFIC’). Due to the nature of our operations, we do not believe we are a PFIC (see the discussions below at “Passive Foreign Investment Companies” concerning our status as a PFIC). If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. Holder satisfying holding period and other requirements described below. A U.S. Holder will not be entitled to the preferential rate: (a) if the U.S. holder has not held the ordinary shares or ADRs for at least 61 days of the 120 day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

        Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 30-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

Disposition of Shares

        Except as provided under the passive foreign investment company rules described below, upon the sale, exchange or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year at the time of disposition.

        In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Companies

        We would be a passive foreign investment company, or PFIC, if:

—	75% or more of our gross income, including the pro rata share of our gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or

—	at least 50% of the assets, averaged over the year and generally determined based upon value, including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

        Under certain “look-through” rules, the assets and income of certain subsidiaries are taken into account in determining whether a foreign corporation meets the income test and/or asset test.

        Passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

        If we become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund, “QEF election”, or who has not elected to mark the shares to market as discussed below, would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that is a U.S. holder, the tax basis of the shares does not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain is recognized by the decedent. Indirect investments in a PFIC may also be subject to special tax rules.

        The PFIC rules above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such shareholder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election. U.S. Holders should consult with their own tax advisers regarding eligibility, manner and advisability of making the QEF election if we are treated as a PFIC.

        A U.S. Holder of PFIC shares which are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

        We believe that we were not a PFIC for 2005 and do not anticipate being a PFIC in 2006. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF or mark-to-market election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

Backup Withholding

        A U.S. Holder may be subject to backup withholding (currently at a rate of 28%) with respect to cash dividend payments and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders of Ordinary Shares

        Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, an ordinary share.

        A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on an ordinary share or the proceeds from the disposition of an ordinary share if (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; or (2) in the case of a disposition of an ordinary share, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) the non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

        In general, non-U.S. Holders will not be subject to the 28% backup withholding with respect to the payment of dividends on ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

        Non-U.S. Holders generally may be subject to backup withholding at a rate of 28% on the payment of the proceeds from the disposition of ordinary shares to or through the U.S. office of a broker, whether domestic or foreign, or the office of a U.S. related person, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. Holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

        The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

F.	DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.	STATEMENT BY EXPERTS

        Not applicable.

H.	DOCUMENTS ON DISPLAY

        We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

        As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

        Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders pursuant to NASDAQ Marketplace Rule 4350(g), a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. However, in accordance with NASDAQ Marketplace Rule 4350(a)(1), as in effect prior to its recent amendment, we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders. The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site (www.attunity.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

        This Annual Report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following SEC public reference rooms: 100 F Street, N.E., Washington, D.C. 20549; and on the SEC Internet site (http://www.sec.gov) and on our website www.attunity.com. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330 or by visiting the SEC’s website at http://www.sec.gov. The Exchange Act file number for our SEC filings is 0-20892.

        The documents concerning our company which are referred to in this Annual Report may also be inspected at our offices located at Einstein Building, Tirat Carmel, Haifa 39101, Israel.

I.	SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

        We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short term deposits, and foreign currency fluctuations. We do not use derivative financial instruments

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents. Our cash and cash equivalents are held in U.S. dollars and bear annual interest of 3.7% which is based upon the London Inter Bank Offered Rate (LIBOR). We place our cash and cash equivalents with major financial banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would not be substantial. If we draw debt under our credit line with Plenus or our bank line of credit of approximately $0.09 million, such debt would bear interest at a fixed rate.

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

        Disclosure controls and procedures. Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2005. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

        Internal control over financial reporting. There were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Dan Falk, who serves on our audit committee, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. Mr. Falk qualifies as an “independent director” under the NASDAQ rules.

ITEM 16B.	CODE OF ETHICS

        We have adopted a code of ethics that applies to all of our directors, executive officers and employees. The code of ethics is publicly available on our website at www.attunity.com. If we make any amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, which applies to our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

        In the annual meeting held on December 22, 2005 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered accounting firm until the next annual meeting.

        The following table sets forth, for each of the years indicated, the fees paid to Ernst & Young and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2004		2005
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$127,519	62%	$130,176	92%
Audit-related (2)	61,100	30%	781	1%
Tax (3)	15,571	8%	10,000	7%
Other	--	--	--	--
Total	$204,190	100%	$140,957	100%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

Pre-Approval Policies and Procedures

        Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by Ernst & Young. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of Ernst & Young, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during 2005.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended
2.1	Specimen of Ordinary Share Certificate (2)
4.1	1994 Employee Stock Option Plan (3)
4.2	1998 Employee Stock Option Plan, as amended (4)
4.3	2001 Stock Option Plan, as amended (5)
4.4	2003 Israeli Stock Option Plan, as amended (6)
4.5	Note and Warrant Purchase Agreement dated March 22, 2004 among the Registrant and the purchasers listed on Exhibit A thereto; Form of Warrant issued in connection therewith; Form of Convertible Promissory Note issued in connection therewith; and Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (7)
4.6	Loan Agreement dated June 3, 2004 among the Registrant and Plenus Technologies Ltd., or Plenus; Warrant to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated June 3, 2004 among the Registrant, Plenus, Golden Gate Bridge Fund (Israel), or Golden Gate, and United Mizrachi Bank, Ltd., or Mizrachi Bank; and Fixed Charge Agreement dated June 3, 2004 among the Registrant and Plenus, Golden Gate and Mizrachi Bank (8)
4.7	Form of Warrant issued to Gaus Investments Ltd. and R.4.B Ltd. (9)
4.8	Securities Purchase Agreement dated January 24, 2005, among the Registrant and certain funds affiliated with Weiss, Peck & Greer; Registration Rights Agreement dated January 24, 2005 entered into in connection therewith; and Form of Warrant issued to certain funds affiliated with Weiss, Peck & Greer (10)
4.9	Outsourcing Agreement with One Software Technologies Ltd., dated November 7, 2004 (11), and Amendment No. 1 thereto, dated April 2005 (12)
4.10	Form of Indemnification Letter (13)
4.11	Employment Agreement between the Registrant and Mr. Ratner, dated as of July 2004* (14)
8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

(1)	Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, registration number 33-54020, filed with the SEC on December 9, 1992, and incorporated herein by reference.

(2)	Filed as Exhibit 4 to the Amendment No. 2 to the Registrant's Registration Statement on Form F-1, registration number 33-54020, filed with the SEC on December 9, 1992, and incorporated herein by reference.
(3)	Filed as Exhibit 4.8 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(4)	Filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-8, filed with the SEC on January 25, 2005, and incorporated herein by reference.
(5)	Filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference.
(6)	Filed as Exhibit 4.4 to the Registrant's Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference.
(7)	Filed as Items 3, 4, 5 and 6, respectively, to the Registrant's Report of Foreign Private Issuer on Form 6-K submitted to the SEC on March 25, 2004, and incorporated herein by reference.
(8)	Filed as Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(9)	Filed as Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.
(10)	Filed as Exhibits 4.15, 4.16 and 4.17, respectively, to the Registrant's Registration Statement on Form F-3, filed with the SEC on February 22, 2005, and incorporated herein by reference.
(11)	Filed as Exhibit 4.18 to the Registrant's Registration Statement on Form F-3, filed with the SEC on February 22, 2005, and incorporated herein by reference.
(12)	Filed as Exhibit 4.12 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.
(13)	Filed as Annex B to the Registrant's Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and incorporated herein by reference.
(14)	Filed as Exhibit 4.15 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

*	Translated from Hebrew.

ITEM 1.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ATTUNITY LTD.

          We have audited the accompanying consolidated balance sheets of Attunity Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2006	A Member of Ernst & Young Global

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2005	*) 2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,635	$1,602
Restricted cash	70	73
Short-term bank deposits	-	115
Trade receivables (net of allowance for doubtful accounts of $ 83 and $ 145 at December 31, 2005 and 2004, respectively)	2,308	2,160
Severance pay fund	-	249
Other accounts receivable and prepaid expenses	1,269	1,001
Assets of discontinued operations	107	521

Total current assets	5,389	5,721

LONG-TERM PREPAID EXPENSES	175	64

SEVERANCE PAY FUND	705	698

PROPERTY AND EQUIPMENT, NET	751	834

SOFTWARE DEVELOPMENT COSTS, NET	4,173	4,213

GOODWILL	5,908	6,200

DEFERRED CHARGES, NET	254	413

Total assets	$17,355	$18,143

*)	Reclassified - see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2005	*) 2004

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$41	$70
Trade payables	758	611
Deferred revenues	2,440	2,298
Employees and payroll accruals	1,163	871
Accrued severance pay	-	285
Accrued expenses and other liabilities	1,890	2,097
Liabilities of discontinued operations	36	892

Total current liabilities	6,328	7,124

LONG-TERM LIABILITIES:
Convertible debt	677	277
Long-term debts	7	62
Accrued severance pay	1,043	1,008

Total long-term liabilities	1,727	1,347

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 40,000,000 and 30,000,000 shares at December 31, 2005 and 2004, respectively; Issued and outstanding: 17,259,255 and 15,356,740 shares at December 31, 2005 and 2004, respectively	584	539
Additional paid-in capital	93,355	89,618
Accumulated other comprehensive loss	(512)	(148)
Accumulated deficit	(84,127)	(80,337)

Total shareholders’ equity	9,300	9,672

Total liabilities and shareholders’ equity	$17,355	$18,143

*)	Reclassified - see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2005	*) 2004	*) 2003

Revenues:
Software licenses	$8,356	$7,258	$6,045
Maintenance and services	6,793	6,379	6,449

	15,149	13,637	12,494

Cost of revenues:
Software licenses	1,577	2,164	2,094
Maintenance and services	1,812	1,503	1,142
Impairment of capitalized software development costs	-	-	1,543

	3,389	3,667	4,779

Gross profit	11,760	9,970	7,715

Operating expenses:
Research and development, net	2,671	1,475	1,491
Selling and marketing	9,190	7,703	5,713
General and administrative	2,192	2,465	2,633
Termination of management and others	-	1,714	-
Liquidation damages related to January 2005 financing	200	-	-
Costs in respect of lawsuits	-	-	925

Total operating expenses	14,253	13,357	10,762

Operating loss	(2,493)	(3,387)	(3,047)

Financial income (expenses), net	(790)	(466)	236
Other income (loss)	(52)	40	-

Loss before taxes on income	(3,335)	(3,813)	(2,811)
Taxes on income	165	79	84

Loss from continuing operations	(3,500)	(3,892)	(2,895)
Discontinued operations:
Loss on disposal of business	(290)	(148)	(61)

Net loss	$(3,790)	$(4,040)	$(2,956)

Basic and diluted net loss per share from continuing operations	$(0.21)	$(0.26)	$(0.20)

Basic and diluted net loss per share from discontinued operations, net of income taxes	$(0.02)	$(0.01)	$(0.00)

Basic and diluted net loss per share	$(0.22)	$(0.27)	$(0.20)

Weighted average number of shares used in computing basic and diluted net loss per share	16,939	15,151	14,767

*)	Reclassified - see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity

	Shares	Amount

Balance as of January 1, 2003	14,767,432	$525	$86,504	$(608)	$(73,341)		$13,080

Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	349	-	$349	349
Net loss	-	-	-	-	(2,956)	(2,956)	(2,956)

Total comprehensive loss						$(2,607)

Balance as of December 31, 2003	14,767,432	525	86,504	(259)	(76,297)		10,473

Exercise of warrants	496,891	12	807	-	-		819
Exercise of employee stock options	92,417	2	115	-	-		117
Warrants issued in consideration of credit line	-	-	256	-	-		256
Detachable warrants and beneficial conversion feature related to convertible debt, net (see Note 8)	-	-	1,936	-	-		1,936
Other comprehensive loss:	-
Foreign currency translation adjustments	-	-	-	111	-	$111	111
Net loss	-	-	-	-	(4,040)	(4,040)	(4,040)

Total comprehensive loss						$(3,929)

Balance as of December 31, 2004	15,356,740	539	89,618	(148)	(80,337)		9,672

Exercise of warrants	673,845	15	1,164	-	-		1,179
Exercise of employee stock options	423,878	10	525	-	-		535
Private placement share issuance, net	804,792	20	1,981	-	-		2,001
Warrants issued in consideration of credit line	-	-	67	-	-		67
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(364)	-	$(364)	(364)
Net loss	-	-	-	-	(3,790)	(3,790)	(3,790)

Total comprehensive loss						$(4,154)

Balance as of December 31, 2005	17,259,255	$584	$93,355	$(512)	$(84,127)		$9,300

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	* ) 2004	* ) 2003

Cash flows from operating activities:
Net loss from continuing operations	$(3,500)	$(3,892)	$(2,895)
Loss from discontinued operations	(290)	(148)	(61)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	328	388	540
Amortization of deferred charges	226	111	-
Amortization of debt discount	400	277	-
Amortization of software development costs	1,455	1,874	1,613
Impairment of software development costs	-	-	1,543
Increase (decrease) in accrued severance pay, net	(3)	85	(74)
Decrease (increase) in marketable securities, net	-	205	(214)
Decrease (increase) in trade receivables, net	(257)	(511)	769
Decrease (increase) in other accounts receivable and prepaid expenses	(342)	18	123
Increase in long-term prepaid expenses	(111)	(64)	-
Increase in trade payables	169	178	74
Increase in deferred revenues	203	188	140
Increase in employees and payroll accruals	349	15	230
Liquidation damages related to January 2005 financing	200	-	-
Increase (decrease) in accrued expenses and other liabilities	(158)	(1,309)	925
Capital loss (gain) from sale of property and equipment	52	(40)	-
Others	-	(4)	-

Net cash provided by (used in) operating activities from continuing operations (reconciled from continuing operations)	(1,279)	(2,629)	2,713
Net cash provided by (used in) operating activities from discontinued operations (reconciled from discontinued operations)	(442)	773	(330)

Net cash provided by (used in) operating activities	(1,721)	(1,856)	2,383

Cash flows from investing activities:
Restricted cash, net	(2)	830	(902)
Short-term deposits, net	115	10	(32)
Purchase of property and equipment	(427)	(364)	(230)
Capitalization of software development costs	(1,415)	(1,575)	(1,593)
Proceeds from sale of property and equipment	103	112	6

Net cash used in investing activities	(1,626)	(987)	(2,751)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	535	117	-
Proceeds from exercise of warrants	1,179	819	-
Private placement share issuance, net	1,801	-	-
Issuance of convertible debt and detachable warrants, net	-	1,669	-
Receipt of long-term debt	-	35	69
Repayment of long-term debt	(81)	(107)	(180)
Short-term bank credit, net	-	(206)	32

Net cash provided by (used in) financing activities	3,434	2,327	(79)

Foreign currency translation adjustments on cash and cash equivalents	(54)	45	(173)

Increase (decrease) in cash and cash equivalents	33	(471)	(620)
Cash and cash equivalents at the beginning of the year	1,602	2,073	2,693

Cash and cash equivalents at the end of the year	$1,635	$1,602	$2,073

*)	Reclassified - see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	* ) 2004	* ) 2003

Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Interest	$160	$37	$90

Income taxes	$-	$11	$25

Supplemental disclosure of non-cash investing and financing activities:

Issuance of warrant in consideration of credit line	$67	$256	$-

Capital lease obligation incurred upon the acquisition of property and equipment	$-	$-	$50

*)	Reclassified - see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL

	a.	Attunity Ltd. (“the Company”) and its subsidiaries (collectively - “the Group”) develop, market and provide support for computer software integration tools and application development tools.

The Company is a leading provider of enterprise data integration software. Using the Company’s products, companies seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The Company also provides consulting, maintenance and other related services for its products including maintenance services to its legacy products: CorVision - an application generator, APTuser - a database retrieval and production report generator, and Mancal 2000 - a logistics and financial application software package.

As for geographic markets and major customers, see Note 14.

	b.	Discontinued operations:

In January 2005, the Company discontinued its non-core consulting operations in France and Israel by selling the operations (1) in France for approximately € 50,000 ($65), payable in two installments in December 2005 and in December 2006, plus certain earn-out payments over a period of five years ending in 2009 and (2) in Israel for $57payable in eight installments over two years. The facts and circumstances leading to this disposal included the characterization of consulting services as non-core and the focus on growing its core business.

The assets and liabilities of the discontinued component are presented separately in the balance sheets as of December 31, 2005 and 2004, within current assets and current liabilities. The results of the non-core consulting operations are presented as discontinued operations for all periods presented.

This transaction was accounted for in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) and EITF No. 03-13, “Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations”.

In the year ended December 31, 2005, the Company recorded a loss from discontinued operations of $290 that is comprised of:

Capital gain	$134
Results of discontinued operations (1)	(424)

Loss from discontinued operations	$(290)

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

(1)

The results of operations in Israel and France were reported separately as discontinued operations in the statement of operations for the years ended December 31, 2005, 2004 and 2003, and are summarized as follows:

	Year ended December 31,

	2005	2004	2003

Revenues	$186	$4,000	$4,123
Cost of revenues	211	3,786	3,843

Gross profit (loss)	(25)	214	280
Operating expenses	399	362	341

Net loss	$(424)	$(148)	$(61)

As of December 31, 2005, $107 and $36 remained in assets and liabilities of discontinued operations, respectively. The assets are comprised mainly of trade receivables collection attributed to the non-core operations in the amount of $34 and of other receivables in the amount of $59.

The liabilities are comprised mainly of trade payable related to the non-core operations in the amount of $26.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), followed on a consistent basis.

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars (“dollars”):

A majority of the revenues of the Company and certain of its subsidiaries is generated in dollars. In addition, a substantial portion of the Company’s and certain subsidiaries’ costs are denominated in dollars. Accordingly, the Company’s management believes that the dollar is the currency in the primary economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amounts in currencies other than the dollar have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations under financial expenses (income), net.

The financial statements of the Israeli and other foreign subsidiaries, whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders’ equity, accumulated other comprehensive loss.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at the purchase date.

	e.	Restricted cash:

Restricted cash is primarily invested in highly liquid deposits. These deposits were used mainly as a security for rented premises.

	f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in new Israeli shekels (“NIS”) and bear interest at an average annual rate of 1.9%. The short-term deposits are presented at their cost, including accrued interest.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	10 - 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

h.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In 2005, 2004 and 2003, no impairment losses were identified.

i.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition.

Effective January 1, 2002, the Company adopted the full provisions of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”).

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the reporting unit was determined using discounted cash flows and market capitalization. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital.

As of December 31, 2005, no impairment losses have been identified.

The change in the carrying amount of goodwill for the year ended December 31, 2005, is due to translation adjustments.

	j.	Research and development costs:

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”).

Based on the Company’s product development process, technological feasibility is established upon completion of a detail program design or working model.

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

At each balance sheet date, the unamortized capitalized costs of the software products are compared to the net realizable value of the product. If the unamortized capitalized costs of a computer software product exceed the net realizable value of that product, such excess is written off. The net realizable value is calculated as the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of sale.

The Company developed another product in which technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release has been insignificant. Therefore the related research and development costs have been expensed.

In the year ended December 31, 2003, the Company wrote off capitalized software costs in the amount of $1,543. The aforementioned write off was included as part of the cost of revenues.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Income taxes:

The Company accounts for income taxes are accounted for in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	l.	Advertising expenses:

Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 amounted to $112, $218 and $208, respectively.

	m.	Revenue recognition:

The Company generates revenues mainly from license fees and sub-license fees for the right to use its software products, maintenance, support, consulting and training services. The Company sells its products primarily through its direct sales force to customers and indirectly through distributors and Value Added Resellers (“VARs”). Both the customers and the distributors or resellers are considered to be end users. The Company is also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition”, as amended (“SOP No. 97-2”).

The Company and its subsidiaries have also adopted Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”).

Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

Persuasive evidence of an arrangement exists - The Company determines that persuasive evidence of an arrangement exists with respect to a customer when it has a purchase order from the customer or a written contract (documentation is dependent on the business practice for each type of customer).

Delivery has occurred - The Company’s software may be either physically or electronically delivered to the customer. The Company determines that delivery has occurred upon shipment of the software or when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software on its hardware.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

With regard to software arrangements involving multiple elements, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support, consulting and training) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element.

The Company’s determination of fair value of each element in multiple-element arrangements is based on VSOE. The Company aligns its assessment of VSOE for the elements in the transaction to the price charged when the same element is sold separately. The Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has sufficient VSOE to allocate revenue to the maintenance and support, consulting and training (“professional”) services components of its license arrangements. The Company sells its professional services separately, and accordingly it has established VSOE for professional services based on its hourly or daily rates. VSOE for maintenance and support is determined based upon the customer’s annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, the Company recognizes revenue from software licenses upon delivery using the residual method in accordance with SOP No. 98-9.

Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. The Company had determined that these services are not considered essential to the functionality of other elements of the arrangement; therefore, these revenues are recognized as a separate element of the arrangement.

Revenues from royalties are recognized according to quarterly royalties’ reports; as such reports are received from customers. Royalties are received from customers who embedded the Company’s products in their own products and the Company is entitled to a percentage of the customer revenue from the combined product.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under certain circumstances, license revenue consists of license fees received whereby under the terms of these license agreements, the Company’s software is modified to that customer’s specific requirements. Fees are payable upon completion of agreed upon milestones, such as delivery of specifications and technical documentation. Each license is designed to meet the specific requirements of the particular customer which include the rights to incorporate Company software into a customer’s own application specific product

Revenues from license fees that involve customization of the Company’s software to customer specific specifications are recognized in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, using contract accounting on a percentage of completion method, over the period from signing of the license agreement through to customer acceptance in accordance with the “Input Method”. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2005, no such estimated losses were identified.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

Maintenance and support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Service revenues are recognized as the services are performed.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	n.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, and trade receivables.

Cash and cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel, Europe and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists.

The Company’s trade receivables are mainly derived from sales to customers located primarily in the United States, Israel, Europe, Far East and South America. The Company performs ongoing credit evaluations of its customers and, through December 31, 2005, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	o.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”), in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company adopted the disclosure provisions of FASB Statement No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2005, 2004 and 2003 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Dividend yield	0%	0%	0%
Expected volatility	67.3%	69.0%	43.8%
Risk-free interest	3.9%	3.5%	3.5%
Expected life	4 years	4 years	4 years

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,

	2005	2004	2003

Net loss	$(3,790)	$(4,040)	$(2,956)

Deduct: stock-based employee compensation expenses determined under fair value based method for all awards	(877)	(616)	(586)

Pro forma net loss	$(4,667)	$(4,656)	$(3,542)

Basic and diluted net loss per share:

As reported	$(0.22)	$(0.27)	$(0.20)

Pro forma	$(0.28)	$(0.31)	$(0.24)

Had compensation cost for the Company’s stock option plans been determined based on the fair value based method set forth in SFAS No. 123, the Company’s net loss and net loss per share would have been changed to the pro forma amounts indicated above.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expenses over the options’ vesting period, based on the straight line method.

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees for services or goods provided. SFAS No. 123 requires the use of an option valuation model to measure the fair value of the warrants at the date of grant.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share adjusts basic net loss per share for the effect of convertible securities and stock options only in the periods in which such effect is dilutive.

The total weighted average number of shares related to the outstanding stock options and warrants excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 8,690,191, 8,976,887 and 6,963,321 for the years ended December 31, 2005, 2004 and 2003, respectively. In 2005 and 2004 1,142,857 shares resulting from the conversion of debt were excluded from the calculation of dilutive net loss per share due to their anti-dilutive effect.

	q.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date for all employees in Israel. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with severance pay fund, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of these policies is recorded as an asset in the Company’s balance sheet.

Severance pay expense for the years ended December 31, 2005, 2004 and 2003 amounted to $224, $320 and $498, respectively.

	r.	Deferred charges:

Deferred charges relating to debt issuance expenses and to receipt of a credit line are amortized over the term of the debt and credit line, respectively.

	s.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, restricted cash, short-term bank deposits, trade receivables, trade payables, employees and payroll accruals, accrued expenses and other liabilities approximate their fair values due to the short-term maturity of these instruments.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Impact of recently issued accounting standards:

On December 16, 2004, the FASB issued SFAS No. 123(R), “Share-Base Payment,” which revises the previously effective SFAS No. 123 and supersedes APB No. 25, and on March 29, 2005 the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). These pronouncements address the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprises equity instruments or that may be settled by the issuance of such equity instruments.

The new standard will be effective for the Company in the first interim period beginning after December 15, 2005.

The Company has the option to choose either the modified prospective or modified retrospective method. The Company expects to adopt SFAS No. 123R in the first quarter of 2006, using the modified prospective method of adoption which requires that compensation expense be recorded over the expected remaining life of all unvested stock options and for any new grants thereof at the beginning of the first quarter of adoption of SFAS No. 123R. The Company is currently evaluating the impact SFAS No. 123R will have on the Company, and based on their preliminary analysis, expect to incur additional compensation expense, as a result of the adoption of this new accounting standard that may be material to the 2006 financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005 adoption of SFAS No. 154 will not have a material impact on the Company’s financial position or results of operation.

	u.	Reclassification:

Certain reclassifications were made to prior years’ financial statements to conform to the current year’s presentation. See Note 1(b).

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2005	2004

Prepaid expenses	$261	$338
Government authorities	487	451
Employees	15	33
Advances to suppliers	440	-
Other	66	179

	$1,269	$1,001

NOTE 4: –	PROPERTY AND EQUIPMENT, NET

	December 31,

	2005	2004

Cost:
Computers and peripheral equipment	$3,474	$3,815
Office furniture and equipment	573	639
Motor vehicles	59	408
Leasehold improvements	902	1,201

	5,008	6,063

Accumulated depreciation:	4,257	5,229

Depreciated cost	$751	$834

Depreciation expenses for the years ended December 31, 2005, 2004 and 2003 are $328, $388 and $540, respectively.

As for charges on the Company’s property and equipment, see Note 10.

NOTE 5: –	SOFTWARE DEVELOPMENT COSTS, NET

	December 31,

	2005	2004

Software development costs	$18,337	$16,922
Less - accumulated amortization	14,164	12,709

Amortized cost	$4,173	$4,213

Amortization expenses for the years ended December 31, 2005, 2004 and 2003 are $1,455, $1,874 and $1,613, respectively.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: –	SOFTWARE DEVELOPMENT COSTS, NET (Cont.)

Estimated amortization expenses for the years ending:

December 31,

2006	$1,073
2007	1,102
2008	867
2009	781
2010	350

$4,173

NOTE 6: –	CREDIT LINE

In June 2004, the Company entered into a loan agreement (“the Agreement”) with Plenus Technologies Ltd. (“the lender”). According to the Agreement the lender undertakes to make available to the Company a revolving credit facility in the aggregate amount of $3,000. The agreement expires in June 2006.

The Company shall pay the lender interest on the principal amount outstanding at an annual rate of 6.5% and a fee equal to 1% of the unutilized credit line amount.

As of December 31, 2005, the Company had not utilized any of the credit facility.

As part of the Agreement, the lender received a non-forfeitable exercisable warrant to purchase the Company’s Ordinary shares at an exercise price of $2.75 per share (subject to adjustments). The amount of shares that the lender may purchase upon exercise of the warrant will be determined according to a formula which is based on the date the credit facility is terminated and the amount of the credit facility utilized. The warrant expires 5 years after the date of grant. In 2005 and 2004 the Company granted to its lender 50,900 and 200,000 warrants, respectively, based on the above mentioned formula,

Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant in the amount of $323 was recorded as prepaid expenses, which will be amortized over the term of the credit line. The aforementioned fair value was measured according to the Black-Scholes option valuation model with the following weighted-average assumptions for the year ended December 31, 2004 and 2005 respectively: weighted average-risk-free interest rate of 3% and 3.7%, dividend yield of 0% for each year, expected volatility of the Company’s Ordinary shares of 70.1% and 67.2%, and a weighted-average expected life of 5 years and 4 years.

The aforementioned fair value may be adjusted in future periods based on the ultimate amount of shares that will be issued upon exercise of the warrant.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: –	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2005	2004

Government authorities	$449	$312
Accrued expenses	722	667
Accrued termination cost (see also Note 15c(3))	265	764
Royalties to government authorities	435	290
Others	19	64

	$1,890	$2,097

NOTE 8: –	CONVERTIBLE DEBT AND DETACHABLE WARRANTS

In April 2004, the Company issued to a group of existing shareholders convertible debt in the amount of $2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $1.75, for aggregate consideration of $2,000. The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $1.75 per share. The amount that may be converted will be equal to at least 50% of the face amount of the debt. The warrants expire 3 years after the date of grant.

In accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, the Company allocated the total proceeds between the convertible debt and the warrants (which are recorded as additional paid-in-capital) based on the relative fair values of the two securities at the time of issuance. The aforementioned allocation resulted in a discount on the convertible debt.

In addition, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”) and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), the Company recognized and measured the embedded beneficial conversion feature present in the convertible debt, by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital. The intrinsic value of the feature was calculated on the commitment date using the effective conversion price which had resulted subsequent to the allocation of the proceeds between the detachable warrants and the convertible debt. This intrinsic value is limited to the portion of the proceeds allocated to the convertible debt.

The aforementioned accounting treatment resulted in a total debt discount equal to the full face amount of the debt ($2,000). The discount will be amortized over a 5 year period from the date of issuance until the stated redemption date of the debt.

During the years ended December 31, 2005 and 2004, the Company recorded financial expenses in the amount of $400 and $277, respectively, attributed to the amortization of the aforementioned debt discount.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: –	CONVERTIBLE DEBT AND DETACHABLE WARRANTS (Cont.)

Issuance expenses in respect of the convertible debt in the amount of $247, were deferred and recorded as “Deferred expenses”. These deferred expenses will be amortized over the period from the date of issuance to the stated redemption date of the debt.

As of December 31, 2005, no shares were issued pursuant to the conversion of the debt or the exercise of the warrants.

	December 31,

	2005	2004

Principal of debt	$2,000	$2,000
Unamortized debt discount	(1,323)	(1,723)

Convertible debt, net	$677	$277

NOTE 9: –	LONG-TERM DEBTS

	December 31,

	2005	2004

Capital lease obligations, linked to the U.S. dollar and bears interest of 9.1%	$22	$51
Other loans, linked to the Israeli Consumer Price Index and bears interest of 5% to 6.7%	26	81

	48	132
Less - current maturities:
Capital lease obligations	15	32
Other loans	26	38

	$7	$62

As of December 31, 2005, the aggregate annual maturities of long-term debts are as follows:

First year (current maturities)	$41	$70
Second year	7	57
Third year	-	5

	$48	$132

See also Note 10.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: –	CHARGES (ASSETS PLEDGED)

a.

To secure the performance of the Company’s obligations pursuant to the loan agreement described in Note 6, the Company pledged and granted the lender, a first priority floating charge on all of its rights, title and interest in all its present and future tangible and intangible assets.

	b.	As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire in various dates, the latest of which is in 2010. In addition, the Company leases motor vehicles and computers and peripheral equipment under operating leases. Future minimum commitments under these leases as of December 31, 2005, are as follows:

Year ended December 31,	Operating leases

2006	$1,151
2007	583
2008	474
2009 and thereafter	788

$2,996

Rent expenses under operating leases for the years ended December 31, 2005, 2004 and 2003 were $1,094, $739 and $580, respectively.

b.	Royalties:

The Company has participated in programs sponsored by the Israeli Government for the support of research and development activities. As of December 31, 2005, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“the OCS”) in the aggregate amount of $2,426 for certain of the Company’s research and development projects. No grants were received since June 2000. The Company is obligated to pay royalties to the OCS, amounting to 2%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2005, the Company has paid or accrued royalties to the OCS in the amount of $2,172. As of December 31, 2005, the aggregate contingent liability to the OCS amounted to $254 related to a product that is no longer sold.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SHAREHOLDERS’ EQUITY

a.

The Ordinary shares of the Company are quoted on the NASDAQ stock market. The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.

On January 23, 2005, the Company signed a private placement agreement with certain investors. Pursuant to the agreement, the Company issued 727,273 of its Ordinary shares at $2.75 per share (total consideration of $2,000). The investors also received, at no additional consideration, warrants to purchase 290,909 Ordinary shares at an exercise price of $2.75 per share, exercisable until January 23, 2008, with a call provision that allows the Company to call the exercise of the warrants if the closing price of the Ordinary shares exceeds $4.70 for twenty (20) consecutive trading days. A delay in registration of the underlying shares resulted of exercise of the warrant, or failure to maintain their effectiveness, will require the Company to make pro rata payments to the investors, as monthly liquidated damages in an amount equal to 2% of the aggregate amount invested. In 2005, the Company issued to its above mentioned investors Ordinary shares in the amount of $200 as a result of a five months delay in registration (liquidated damage).

	c.	During the first quarter of 2005, former investors of the Company exercised their warrants for aggregate consideration of $1,179.

	d.	Stock Option Plans:

Under the Company’s 1992, 1994, 1998 and 2001 Stock Option Plans (“the Plans”), the Company has granted options to purchase Ordinary shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company’s Ordinary shares on the date of grant for incentive stock options and 75% of the fair market for non-qualified options. Under the terms of these four plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant. The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

Under the Plans, 6,100,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become available for future grants. As of December 31, 2005, there are 643,894 options available for future grants.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31,

	2005		2004		2003

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

	In thousands		In thousands		In thousands

Outstanding at beginning of year	4,031	$1.97	2,989	$1.74	1,049	$3.23
Granted	463	$2.61	1,285	$2.37	2,137	$1.57
Exercised	(431)	$1.26	(100)	$1.13	-	$-
Canceled or forfeited	(511)	$4.26	(143)	$1.44	(197)	$7.83

Outstanding at end of year	3,552	$1.81	4,031	$1.97	2,989	$1.74

Exercisable at end of year	1,983	$2.10	2,066	$2.56	1,072	$3.78

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable

	In thousands	Years		In thousands

$0.8 - 0.91	220	4.75	$0.82	205	$0.9
$1.05 - 1.42	726	1.98	$1.26	793	$1.26
$1.5 - 2.25	1,007	5.31	$1.89	423	$1.77
$2.3 - 2.46	1,080	9.00	$2.35	390	$-
$2.63 - 3.13	327	8.46	$3.06	16	$2.96
$4.5 - 6.5	34	1.00	$5.41	8	$5.55
$6.88 - 9.75	148	1.00	$7.86	140	$8.46
$10 - 13.25	10	1.00	$10.78	8	$10.79

	3,552		$1.97	1,983	$2.10

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

Weighted average fair values and weighted average exercise prices of options whose exercise prices is equal to, lower than or exceeds market price of the shares at date of grant are as follows:

	Year ended December 31,

	2005		2004		2003

	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Equals market price at date of grant	$1.66	$2.61	$1.27	$2.38	$0.70	$1.55

Exceeds market price at date of grant	$-	$-	$-	$-	$0.24	$2.17

e.	Stock warrants:

The Company has issued warrants, as follows:

Issuance date	Outstanding as of December 31, 2005	Exercise price	Exercisable as of December 31, 2005	Exercisable through

October 2001 (1)	2,208,489	$1.75	2,208,489	October 24, 2006
October 2001 (1)	736,162	$2.00	736,162	October 24, 2006
February 2004 (2)	40,000	$1.92	40,000	February 14, 2007
April 2004 (3)	480,000	$1.75	480,000	April 28, 2007
June 2004 (4)	250,909	$2.75	250,909	June 2, 2009
January 2004 (5)	290,909	$2.75	290,909	January 23, 2008

	4,006,469		4,006,469

(1)

Issued to investors and placement agents of the October 2001 private placement. Later these warrants were sold to another group of investors and contractual life was extended for one year (see Note 8).

	(2)	Issued to consultants and agents.

	(3)	Issued to the holders of the convertible debt (see Note 8).

	(4)	Issued to a lender as part of the credit line agreement (see Note 6). 200,000 warrants were issued in June 2004 and 50,909 were issued in June 2005.

	(5)	Issued to the investor of the private investment carried out in January 2005 (see Note 12b).

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in new Israeli shekels (“NIS”). The Company does not intend to pay cash dividends in the foreseeable future.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: –	INCOME TAXES

	a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The production facilities of the Company and its subsidiary Attunity Software Services Ltd. (“ASS”) have been granted an “Approved Enterprise” status under the Investment Law.

The Company has four investments programs. The fourth investment program was approved in 2000 and will expire in 2014. The investment period under this program was expanded through June 2005. Its completion was not finally approved yet. The investment programs, which were approved in 1992, 1994 and 1997, will expire in 2006, 2009 and 2011, respectively. As of December 31, 2005, the Company received final approvals regarding completion of the first three investment programs.

According to the provisions of the Law, the Company has elected to enjoy the “alternative benefits” track – the waiver of grants in return for a tax exemption and, accordingly, income derived from the “Approved Enterprise” will be tax-exempt for a period of two years commencing with the year it first earns taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in the Company, for an additional period of five to eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval.

ASS has been granted status as an “Approved Enterprise” for two separate investment programs from 1991 and 1993 whereby it has elected to receive Government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. In 1993, ASS received approval for an expansion of the aforementioned programs whereby it has elected to enjoy –the “alternative benefits” track - the waiver of grants in return for tax exemption and, accordingly, its income from the “Approved Enterprise” will be tax-exempt for a period of 10 years commencing with the year it first earns taxable income.

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an “Approved Enterprise”. As of December 31, 2005, the accumulated deficits of the Company and ASS do not include tax-exempt profits earned by an “Approved Enterprise”.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: –	INCOME TAXES (Cont.)

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the existing Approved Enterprise of the Israeli subsidiary will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Amended Investment Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provision of the amended Investment Law.

	b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

The Company’s results for tax purposes are measured and reflected in real terms NIS after adjustments for increases in the Consumer Price Index. As explained in Note 2b, the financial statements of Attunity are presented in U.S. dollars. The difference between the annual change in the Israeli Consumer Price Index and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on temporary differences resulting from change in exchange rates and indexing for tax purposes.

	c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company and ASS are “industrial companies” under the above law and as such are entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. These companies may also be entitled to deduct over a three year period expenses incurred in connection with a public share offering and to amortize know-how acquired from third party.

	d.	Tax loss carryforwards:

Net operating loss carryforwards as of December 31, 2005 are as follows:

Israel	$29,005
United States *)	6,157
UK	2,482
Hong Kong	2,207
France	2,540

$42,391

Net operating losses in Israel, the UK, France and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will be expired in the years 2007-2023.

*)

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: –	INCOME TAXES (Cont.)

	e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2005	2004

Net operating loss carryforwards	$11,558	$10,137
Other	1,059	902

Total deferred tax asset before valuation allowance	12,617	11,039
Less - valuation allowance	(12,617)	(11,039)

Net deferred tax assets	$-	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

During fiscal year 2005, the Company increased the valuation allowance by $1,578 to $12,617.

f.	Reconciliation:

Reconciliation of the tax expenses (benefit) to the actual tax expenses (benefit):

The main reconciling items of the statutory tax rate of the Company (2003 - 36%, 2004 - 35%, 2005 - 34%) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods).

g.	Pre-tax loss:

	Year ended December 31,

	2005	2004	2003

Domestic	$(3,005)	$(3,269)	$(2,489)
Foreign	(330)	(692)	(383)

	$(3,335)	$(3,961)	$(2,872)

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: –	INCOME TAXES (Cont.)

	h.	Reduction in corporate tax rate:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “Approved Enterprise”, as described above) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

NOTE 14: –	GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

The Company manages its business on a basis of one reportable segment: computer software integration tools and application development tools. Total revenues are attributed to geographic areas based on the location of the end customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”).

Revenues from sales to unaffiliated customers:

	Year ended December 31,

	2005	2004	2003

Israel	$1,514	$1,447	$1,533
United States	8,112	6,329	6,528
Europe	3,550	3,911	2,707
Far East	1,138	1,203	908
South America	356	355	369
Other	479	392	449

	$15,149	$13,637	$12,494

The Company’s long-lived assets are as follows:

	December 31,

	2005	2004

Israel	$10,723	$11,273
United States	240	204
Other	123	183

	$11,086	$11,660

In 2005, 2004 and 2003, over 90% of license revenues are derived from the Connect product.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (Cont.)

The Company’s maintenance and support revenues are derived from annual maintenance and support payments made by customers who use the Connect product or the CorVision, Mancal 2000 and APT user products, which are legacy products. In 2005, 2004 and 2003, maintenance and support revenues derived from the legacy products represented 38%, 47% and 50%, respectively out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2005, 2004 and 2003 related to the Connect product represented 62%, 53% and 50%, respectively out of the total consolidated maintenance and support revenues.

In 2005, 2004 and 2003, the Company had a distributor that accounted for 14.1%, 11.2% and 13.7% of revenues, respectively.

NOTE 15: –	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development costs, net:

		Year ended December 31,

		2005	2004	2003

	Total costs	$4,086	$3,050	$3,084
	Capitalized software development costs	(1,415)	(1,575)	(1,593)

		$2,671	$1,475	$1,491

b.	Costs in respect of lawsuits:

	SSF lawsuit (1)	$-	$-	$365
	Burlington lease lawsuit (2)	-	-	560

		$-	$-	$925

c.	Termination costs:

	Employment termination benefits (3)	$-	$1,786	$-

(1)

In 2002, the four Special Situations Funds (“SSF”) that invested in the Company’s October 2001 private placement filed a complaint against the Company alleging that the Company had breached the Registration Rights Agreement related to their investment in the Company

In 2002, the Company recorded a one-time charge in the amount of $810, and an additional amount of $365 in 2003 related to the outcome of the lawsuit and its related expenses. The charge was included at costs in respect of lawsuits in the statement of operations. As of December 31, 2004 the Company paid these amounts and has no further obligation to SSF.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: –	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

		(2)	In 2002, the Company’s subsidiary in the United States ceased the use of its former lease facilities before the end of the agreement term, which expired in September 2005.

The Company early adopted Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit Disposal Activities” (“SFAS No. 146”), which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities.

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

In 2003, the landlord sued the Company for non-payment of the lease fees for 2003. In March 2004, the Company and the landlord settled the dispute whereby the Company agreed to pay $825 and was released from the lease agreement.

		(3)	During 2004, the Company recorded termination expenses in respect of its chief executive officer’s and other senior employees’ termination of employment.

	d.	Financial income (expenses), net:

	Year ended December 31,

	2005	2004	2003

Financial income:
Interest and other income	$72	$39	$93
Foreign currency translation differences, net	-	39	243

	72	78	336

Financial expenses:
Interest	(197)	(156)	(100)
Amortization of debt discount	(400)	(277)	-
Amortization of deferred expenses (issuance expenses and credit line costs)	(226)	(111)	-
Foreign currency translation differences, net	(39)	-	-

	(862)	(544)	(100)

	$(790)	$(466)	$236

During 2005 and 2004, out of the financial expenses, amounts of $449 and $360, respectively relate to convertible debt issued to principal shareholders

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16: –	SUBSEQUENT EVENTS

	a.	On February 21, 2006, a group of investors (“the investors group”) exercised 428,572 warrants (see also Note 12e (1)) with an exercise price of $1.75 per warrant in consideration of $750.

b.

In March 2006, the Company received a commitment by the investors group to take all reasonably necessary actions (such as the exercise of warrants owned by them or a purchase of shares) to the extent required for the Company to meet the $10,000 minimum shareholders’ equity requirement for continued listing on NASDAQ through December 31, 2006.

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD BY: /S/ Aki Ratner —————————————— Aki Ratner Chief Executive Officer

Dated: March 30, 2006