Form 20-F
period 2006-12-31
ATTUNITY LTD
filed 2007-03-30
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________

Commission file number: 0-20892

ATTUNITY LTD
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)
Israel
(Jurisdiction of incorporation or organization)

Kfar Netter Industrial Park, Kfar Netter, 40593, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, NIS 0.1 Par Value
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,166,931

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.
☐  Yes      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes      ☒ No

Note– Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

i

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐          Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

INTRODUCTION

          Unless indicated otherwise by the context, all references in this Annual Report to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” are to the United States Securities and Exchange Commission;

•

“Investors Group” are to a group of investors, which included Mr. Shimon Alon, the Chairman of our board of directors, Mr. Ron Zuckerman, a member of our board of directors, and Mr. Itzhak (Aki) Ratner, our Chief Executive Officer and a member of our board of directors. The stockholders agreement among the members of the group expired on March 1, 2007; and

•	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market).

          Attunity designs, develops, markets and supports standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Since our initial public offering on December 17, 1992, our ordinary shares have been listed on NASDAQ. On October 27, 2000, our name was changed to Attunity Ltd and our NASDAQ symbol changed to ATTU.

          We have obtained federal trademark registrations for Attunity®, Attunity B2B® and Attunity Connect® in the United States. Unless indicated otherwise by the context, any other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

          Our consolidated financial statements appearing in this Annual Report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States, or PCAOB.

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

          We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects,” as well as elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D - “Key Information- Risk Factors.”

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

          The following selected consolidated statements of operations data for the years ended December 31, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statements of operations data for the years ended December 31, 2003 and 2002 and the selected consolidated balance sheet data as of December 31, 2004, 2003 and 2002, which have been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this Annual Report.

          The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 - “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this Annual Report.

Balance Sheet Data:

	December 31,

	2006	2005	2004	2003	2002

	(U.S. dollars in thousands)
Working capital (deficiency)	$1,381	$(939)	$(1,403)	$(531)	$787
Total assets	21,353	17,355	18,143	20,209	21,170
Short-term debt, including current maturities of long-term debt	2,022	41	70	308	380
Long-term debt, less current maturities	23	7	62	99	55
Shareholders’ equity	12,312	9,300	9,672	10,473	13,080
Capital stock	102,772	93,355	90,157	87,029	87,029

Income Statement Data:

	Year ended December 31,

	2006	2005	2004	2003	2002

	(U.S. dollars in thousands, except per share data)
Revenues	$13,348	$15,149	$13,637	$12,494	$13,951

Cost of revenues	2,404	3,209	3,667	4,779	2,465
Research and development costs, net (1)	3,872	2,671	1,475	1,491	1,438
Selling and marketing expenses	9,555	9,370	7,703	5,713	5,218
General and administrative expenses	2,959	2,192	2,465	2,633	1,821
Costs in respect of lawsuits	–	–	–	925	1,100
Restructuring and termination costs	–	–	1,714	–	608
Impairment of investment and other assets	–	–	–	–	–
Liquidation damages related to January 2005 financing	–	200	–	–	–

Total operating expenses	18,790	17,642	17,024	15,541	12,650
Operating income (loss)	(5,442)	(2,493)	(3,387)	(3,047)	1,301
Financial income (expenses), net	(883)	(790)	(466)	236	141
Other income	15	(52)	40	–	–

Income (loss) before taxes on income	(6,310)	(3,335)	(3,813)	(2,811)	1,442
Income taxes	174	165	79	84	264

Loss from continued operations	(6,484)	(3,500)	(3,892)	(2,895)	1,178
Loss from discontinued operations	–	(290)	(148)	(61)	(674)

Net income (loss)	$(6,484)	$(3,790)	$(4,040)	$(2,956)	$504

Basic and diluted net earnings (loss) per share from continuing operations	$(0.34)	$(0.21)	$(0.26)	$(0.20)	$0.08

Basic and diluted net loss per share from discontinued operations	$(0.00)	$(0.02)	$(0.01)	$(0.00)	$(0.05)

Basic and diluted net earnings (loss) per share	$(0.34)	$(0.22)	$(0.27)	$(0.20)	$0.03

Number of shares used to compute basic and diluted earnings (loss) per share	19,333	16,939	15,151	14,767	14,725

(1) Total research and development costs are offset in part by capitalization of certain computer software development costs.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

          We incurred an operating loss in the fiscal year ended December 31, 2006 and in three of the four preceding years. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses.

We may need to raise additional capital in the near future, which may not be available to us.

          Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter depending on the timing of orders and deliveries, and the payment terms offered to our customers. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2008, we may need to raise additional funds in the near future for a number of uses, including:

•	implementing marketing and sales activities for our products and services;

•	expanding research and development programs;

•	expanding investment in fixed assets; and

•	hiring additional qualified personnel.

          We may not be able to obtain additional funds on a timely basis, on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

•	develop new products;

•	enhance our existing products;

•	remain current with evolving industry standards;

•	expand our sales and marketing programs;

•	take advantage of future opportunities; or

•	respond to competitive pressures or unanticipated requirements.

          If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

One of our OEM partners accounted for more than 20% of our revenues. A loss of this partner or a reduction or delay in orders from such partner could harm our business.

          In 2006, 2005 and 2004, one of our Original Equipment Manufacturer, or OEM, partners accounted for 21.5%, 14.1% and 11.2% of our revenues, respectively. There can be no assurance that such partner will continue to use our products and services. A reduction, delay or cancellation in orders from such partner, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

Our future growth will depend upon market acceptance of the Attunity InFocus and the development of a market for such product.

          Our success depends on the acceptance of our new products and technologies and the development of the targeted markets. In December 2005, we launched Attunity InFocus, which we believe to be one of the first operational business intelligence solutions designed to provide real-time information linked with historical context to help decision makers improve daily business operations. During 2005 and 2006 we invested, and plan to continue to invest in 2007, in developing Attunity InFocus and in creating and increasing its market acceptance. There is no assurance that the market or demand for business intelligence solutions, such as Attunity InFocus, will develop as rapidly as we expect or at all, or even if such market develops, that we will be successful in marketing and selling Attunity InFocus and growing revenues to justify our investments. In particular, we believe that successful positioning of Attunity InFocus is a critical factor in our ability to achieve growth.

Our operating results vary quarterly and seasonally.

          We have often recognized a substantial portion of our revenues in first quarter and in the last quarter of the year and in the last month, or even weeks or days, of a quarter. Our expense levels are substantially based on our expectations for future revenues and are therefore relatively fixed in the short term. If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

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

          Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including, but not limited to, the following:

•	the size and timing of significant orders and their fulfilment;

•	demand for our products;

•	changes in our pricing policies or those of our competitors;

•	the number, timing and significance of product enhancements;

•	new product announcements by us and our competitors;

•	our ability to successfully market newly acquired products and technologies;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	product life cycles;

•	software bugs and other product quality problems;

•	personnel changes;

•	changes in our strategy;

•	seasonal trends and general domestic and international economic and political conditions, among others;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	the inherent uncertainty in marketing new products or technologies.

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

          We are based in Israel and generate a large portion of our sales outside the United States. Our sales outside of the United States accounted for 40.8%, 46.5% and 53.6% of our total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

          As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

•	the impact of possible recessionary environments in multiple foreign markets;

•	longer receivables collection periods and greater difficulty in accounts receivable collection;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences; and

•	political and economic instability.

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

          We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Except for our federal trademark registrations for Attunity®, Attunity B2B® and Attunity Connect® in the United States and the pending trademark application for Attunity InFocus in the United States, we do not have any trademark, patent or copyright registrations. To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

          We are not aware that we have infringed any proprietary rights of third parties. It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

•	result in costly litigation;

•	divert management’s attention and resources;

•	cause product shipment delays; and

•	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

          If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.

A significant portion of our revenues are dependent on maintenance payments from customers using our legacy products.

          Approximately 13.0% of our revenues in the year ended December 31, 2006 and 15.0% of our revenues in the year ended December 31, 2005 were derived from annual maintenance payments made by customers who use CorVision, Mancal 2000 and APTuser, which are legacy software products. In 2006, 2005 and 2004, these revenues on a consolidated basis totaled $1.8 million, $2.3 million and $2.7 million, respectively. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a reduction in our maintenance revenues and adversely affect our operating results.

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

          We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements. The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Any future success will depend upon our ability to address the increasingly sophisticated needs of our customers by, among others:

•	supporting existing and emerging hardware, software, databases and networking platforms; and

•	developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements.

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

          The market for our software products is fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market and, consequently, the entrance of new competitors into the market. Such new entrants may include the information technology, or IT, departments of current and potential customers of ours that develop solutions that compete with our products. Our existing and potential competitors, such as Informatica, iWay software and IBM who compete with our Attunity Integration Suite, or AIS offerings, may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We have not yet completed our evaluation of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act .

          We are considered a “non-accelerated filer” under applicable SEC rules. As such, we are required to comply with internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in the following manner: (1) reporting by management under Section 404(a) of the Sarbanes-Oxley Act will be required for the fiscal year ending on December 31, 2007 and (2) attestation by our independent auditors under Section 404(b) of the Sarbanes-Oxley Act will be required for the fiscal year ending December 31, 2008. Accordingly, we have begun to evaluate whether our existing internal control over financial reporting systems is compliant with Section 404. As a result of this evaluation, we may be required to implement new internal control procedures over financial reporting. We may also experience higher than anticipated operating expenses and fees in this context, additional commitment of management’s time and may need to hire additional qualified personnel in order to achieve compliance with Section 404. If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditor.

Risk Factors Relating to Our Ordinary Shares

We may not satisfy the NASDAQ’s requirements for continued listing. If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

          Our ordinary shares are listed on NASDAQ, under the symbol ATTU. To continue to be listed on NASDAQ, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $10 million. From time to time in the last several years, we fell below the minimum $10 million shareholders’ equity. We are currently in compliance with this requirement, but we cannot assure you that we will be able to maintain future compliance with all of the continued listing requirements of NASDAQ. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted in a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

Our share price has been volatile in the past and may decline in the future.

          Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel;

•	future sales of our ordinary shares; and

•	stock market price and volume fluctuations.

          Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

Our directors and executive officers own a substantial percentage of our ordinary shares.

          As of March 15, 2007, our directors and executive officers beneficially own approximately 20.7% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares on exercise or conversion of outstanding warrants and convertible notes and/or substantial future sales of our ordinary shares may depress our share price.

          As of March 15, 2007, we had approximately 23.2 million ordinary shares issued and outstanding and approximately 9.5 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants and the conversion of convertible notes. The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and convertible notes will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issuable upon the exercise or conversion of outstanding warrants, convertible notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

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

          Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The establishment in early 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In July 2006, an armed conflict has taken place between Israel and Hezbollah, an Islamic movement based in Lebanon, which included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

          We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. As of December 31, 2006, we accrued our full obligation in respect of one product line and have no further obligation to pay royalties in respect of other products in the absence of sales. However, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, serves as a director of our company or as our chief executive officer is generally required to notify the same to the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

It may be difficult to enforce a U.S. judgment against our officers, our directors and us or to assert U.S. securities law claims in Israel.

          We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

          We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran, Meiri & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

          Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

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

          We began operations in 1989 and when we went public in December 1992, our principal products were the APT product family of software productivity tools, comprised of the APTuser - a production report generator and APTools - a comprehensive software development system. In 1993, we acquired Meyad Computers Company (1991) Ltd. (now known as Attunity Software Services (1991) Ltd.) which owned Mancal 2000 - a financial and logistic application software package. In 1994, we acquired Cortex Inc., which owned CorVision - an application generator for enterprise applications. In 1996, we released Attunity Connect® - a universal data and application access product. In December 2005, we released Attunity InFocus – a software platform for workplace applications.

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

          Our principal financing activities in the past three fiscal years are as follows:

•

In September 2006, we completed a private placement transaction in which we issued (i) 4,800,000 ordinary shares at a purchase price of $1.25 per share, resulting in aggregate proceeds (before expenses) of $6.0 million and (ii) warrants to purchase up to 2,400,000 of our ordinary shares with an exercise price of $1.25 per share (see Item 10C “Additional Information – Material Contracts – 2006 Private Placement”);

•

During February and April 2006, the Investors Group exercised 1,000,000 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of $1,750,000. During the first quarter of 2005, other investors of the Company exercised 673,845 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of approximately $1,179,000;

•

In January 2005, we completed a private placement transaction in which we issued (i) 727,273 ordinary shares at a purchase price of $2.75 per share, resulting in aggregate proceeds (before expenses) of approximately $2.0 million and (ii) warrants to purchase up to 290,909 of our ordinary shares with an exercise price of $2.75 per share (see Item 10C “Additional Information – Material Contracts – 2005 Private Placement”). In February 2006, the Investors Group acquired some of these warrants (see Item 7A “Major Shareholders – Significant Changes in the Ownership of Major Shareholders”; and

•

In May 2004, we completed a private placement transaction in which we issued to the Investors Group convertible promissory notes due May 2009, in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share (subsequently adjusted to $1.25) (see Item 7B “Related Party Transactions – 2004 Private Placement”).

B.	BUSINESS OVERVIEW

Overview

          We are a leading provider of service-orientated software and solutions in the composite workplace applications, data and application integration market.

          Using Attunity’s software, companies are able to optimally connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated management-focused workplace applications. We also provide maintenance, consulting, and other related services for our products including maintenance services for our legacy products: CorVision - an application generator; APTuser - a database retrieval and production report generator; and Mancal 2000 - a logistics and financial application software package.

          With successful deployments at thousands of organizations worldwide, we have over 17 years of experience in providing enterprise-class software, both directly and indirectly through a number of strategic and OEM agreements with global-class partners, such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos Incorporated.

Products and Services

Attunity InFocus - a software platform for composite workplace applications

          Attunity InFocus, which was first released in December 2005, is a software platform designed to rapidly configure, deploy, run and manage composite management-focused business applications, also known as “workplace applications.” It is designed to help an organization’s business managers at all levels to manage and improve critical, operational and non-routine business activities by improving the effectiveness of identifying, controlling and resolving the non-routine, often exceptional, highly collaborative and inherently human-driven activities that make up their business day.

          Key Features

▪	Contextual information from any source (internal and external)

▪	Structured data and unstructured information (such as Internet, Real Simple Syndication, documents etc.)

▪	Sophisticated alerting

▪	Contextual collaboration

▪	Personal notes and annotations

▪	Journaling for historical reference and knowledge-learning

▪	Rich User Interface (UI)

▪	Service-orientated architecture (SOA)

          Key Benefits

▪	Fast deployment

▪	Real-time visibility, identification and resolution of critical business issues

▪	Better peer-reviews, teamwork and collaboration

▪	Improved management effectiveness and control

▪	Activity audit improves compliance and learning

Attunity Connect- standard data access and legacy adapter suite

          Attunity Connect is a suite of pre-built adapters to mainframe and enterprise data sources. It is designed to provide seamless access to legacy data for business intelligence and enterprise portals, build .NET and J2EE (Java 2 Enterprise Edition) applications that interoperate with legacy systems, and accelerate Enterprise Application Integration (EAI) initiatives. Attunity Connect resides natively on the data server to provide standard, service-oriented integration (SQL, XML, Web services) to a broad list of data sources on platforms ranging from Windows and Unix to HP NonStop and Mainframe. With robust support for metadata, bi-directional read/write access and transaction management, Attunity Connect simplifies and reduces the cost of legacy integration.

          Key Features

▪	Standard, service-oriented interfaces (SQL, XML, Web services)

▪	Comprehensive pre-built adapter library on virtually any platform

▪	Transactional read/write integration

▪	Query governing

▪	Enterprise class scalability, reliability and performance

▪	Certified with leading BI (Business Intelligence) and EAI products

▪	Simple installation and fast configuration using wizard-based GUI (Graphic User Interface)

          Key Benefits

▪	Accelerates integration projects

▪	Reduces implementation risk

▪	Reduces the cost of ownership

▪	Maximizes the utilization of existing legacy systems

▪	Increases ROI (Return on Investment) with support for multiple IT initiatives with a single solution

Attunity Stream - captures changes to enterprise data sources and streams them in real-time

          Attunity Stream captures and delivers the changes made to enterprise data sources to a destination database. Using Attunity Stream, organizations can significantly improve the movement of mainframe and enterprise operational data in real-time to data warehouses and data marts; significantly improve the efficiency of ETL (Extract Transform & Load) processes, synchronize data sources; and enable event-driven business activity monitoring and processing. Attunity Stream provides agents that non-invasively monitor and capture changes to mainframe and enterprise data sources. Changes are delivered in real-time or consumed as required using standard interfaces.

          Key Features

▪	Real-time capture of changes from most data sources, including Oracle and SQL Server, as well as mainframe data sources such as VSAM, DB2

▪	SQL-based change delivery for ETL and data-oriented applications

▪	XML-based change delivery for EAI and message-oriented applications

▪	Simple installation and fast configuration using wizard-based GUI

▪	Auditing and recoverability

          Key Benefits

▪	Improves data timeliness in the data warehouse (up to the second)

▪	Significantly reduces the required resources for ETL

▪	Eliminates downtime for ETL

▪	Enables event-driven Business Activity Monitoring (BAM)

Attunity Federate – virtual data federation for EII

          Attunity Federate provides Enterprise Information Integration (EII) across heterogeneous data sources. Using Attunity Federate, companies can create single views of business information (e.g., Single Customer View), make it easier for business users to access information in multiple data silos with virtual data models, complement data warehouses with real-time access to operational data stores, and guarantee data integrity with distributed transaction management. Attunity Federate joins heterogeneous data sources to make them available as a virtual data layer. Attunity Federate uses distributed query optimization and processing engines that reside natively on enterprise data servers to provide superior performance, security, and transaction management. Attunity Federate leverages Attunity Connect adapters to access any data source in the enterprise.

          Key Features

▪	Real-time information integration across disparate data source

▪	A virtual metadata catalog of information sources and data models

▪	High performance and availability

▪	Robust security and access control

▪	Broad set of standard SQL and XML interfaces

▪	Distributed query optimization and processing

▪	Read and Write capabilities, with support for transaction management

▪	Simple installation and fast configuration using wizard-based GUI

          Key Benefits

▪	Decouples applications from data sources using a virtual insulation layer

▪	Serves users with a 360° single view of enterprise information (e.g., customer)

▪	Simplified data models for business users

▪	Reduces data redundancy

▪	Uses real-time operational data

▪	Improves business insight by integrating operational and historical DW (Data Warehouse) information

Legacy Products

          Our legacy products, which are no longer part of the Attunity Integration Suite, or AIS package, include the following:

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

          In November 2004, our two Israeli subsidiaries entered into an outsourcing agreement with One Software Technologies (O.S.T.) Ltd., or O.S.T., an Israeli company, whereby O.S.T. agreed to provide support and maintenance services to customers using our legacy product, Mancal 2000, and certain services to other customers. Under the terms of the agreement, O.S.T. will be responsible for the Mancal 2000 related support and maintenance services, in consideration for a portion of our revenues derived from such services. The agreement is currently scheduled to expire in November 2008. In the first quarter of 2005, we sold a portion of these services, previously outsourced to O.S.T, to O.S.T for approximately $57,000. Training. We provide classroom and on-site training in the use of our products. The course curriculum includes product use education, software development methodologies and system management. Our customers receive documentation that includes user manuals, reference manuals, tutorials, installation guides and release notes.

          Professional Services. We provide consulting services to enable customers to use our products efficiently and effectively.

Sales and Marketing

          Our products and services are sold through both direct and indirect channels, including distributors, value-added resellers, and OEM partners. For example, in October 2005, we entered into a strategic OEM agreement with one of the world’s leading software vendors. We also maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, France, Hong Kong, Australia and Israel. We distribute our products in Japan, South Korea, Taiwan, Singapore, South Africa, Italy, Germany, Spain and South and Central America through independent distributors. Our field force is comprised of 18 persons in North America, 19 persons in Europe, the Middle East and Africa, and 6 persons in the Asia Pacific region.

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

OEM & Value Added Reseller Partners: Oracle, Hewlett Packard, Attachmate, IBM, Motorola, IDX (acquired by GE Healthcare)

Consulting & Integrator Partners: Avanade, HP Services, Cactus

Complementary Technology Partners: Microsoft, Business Objects, Cognos

Seasonality of our Business

          Our business is subject to seasonal trends, primarily in the third quarter ending September 30, when we have experienced relatively lower sales as a result of reduced sales activity in Europe during the summer months.

Customers

          Our products are sold to large corporations and governmental and public institutions.

          The following table provides a breakdown by geographical area of our revenues (including maintenance revenues) and relative percentages during the last three fiscal years (dollars in thousands):

	2006		2005		2004

Israel	$1,290	9.7%	$1,514	10.0%	$1,447	10.6%
United States	7,897	59.1	8,112	53.6	6,329	46.4
Europe	2,573	19.3	3,550	23.4	3,911	28.7
Asia	938	7.0	1,138	7.5	1,203	8.8
South America	250	1.9	356	2.3	355	2.6
Other	400	3.0	479	3.2	392	2.9

Total	$13,348	100%	$15,149	100%	$13,637	100%

          In 2006, 2005 and 2004 over 85% of license revenues were derived from the Connect product line.

          Our maintenance and support revenues are derived from maintenance and support services we provide to customers who use the Attunity Connect product or the Corvision, Mancal 2000 and APTuser products, which are legacy products. In 2006, 2005 and 2004 maintenance and support revenues derived from the legacy products represented 28%, 38% and 47%, respectively, out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2006, 2005 and 2004 related to the Attunity Connect product represented 71%, 62% and 53%, respectively, out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2006 related to the InFocus product represented 1% out of the total consolidated maintenance and support revenues.

          In 2006, 2005 and 2004, one of our OEM partners accounted for 21.5%, 14.1% and 11.2% of our revenues, respectively.

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

          The competitors with our AIS offering include IBM, Informatica Corporation, iWay Software and Neon Systems. We currently have not identified any direct competitors with our InFocus product. However, we cannot assure you that new competitors will not enter into this market, if one develops.

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

          We believe that our AIS products are generally competitive in price and features and have certain advantages and disadvantages as compared to competitors’ products. At this time, we cannot adequately assess whether the Attunity InFocus is competitive, primarily because we currently have not identified any direct competitors with our InFocus product.

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

          We have obtained federal trademark registrations for Attunity®, Attunity B2B® and Attunity Connect® in the United States and have a pending trademark registration for Attunity InFocus. We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our rights in our products. Our policy is for our customers to sign non-transferable software licenses providing contractual protection against unauthorized use of the software.

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

          The R&D Law also provides that know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law, as amended, further provides that the know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally, in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

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

          We have not received grants since June 2000. Through June 30, 2000, we received grants from the Chief Scientist aggregating $2.4 million for certain of our research and development projects. As of December 31, 2006, accrued or paid royalties to the Chief Scientist totaled $2.2 million. The aggregate contingent liability to the Chief Scientist as of December 31, 2006 amounted to $0.3 million and is related to a product that is no longer being sold.

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

          Israel. Our executive, marketing and sales offices as well as research and development facilities are located in Kfar Netter Industrial Park, Kfar Netter, Israel, where we occupy approximately 14,500 square feet. The premises are occupied under a lease which expires on December 31, 2010. The annual rent for the premises was approximately $230,000 in 2006.

          North America. In the United States, we lease 10,434 square feet of office space in Burlington, MA. The premises are occupied under a lease which expires on June 30, 2010. The aggregate annual rent for these leased offices was approximately $142,000 in 2006.

          Other Locations. Outside Israel and the United States, we lease additional office space, primarily for our sales and service offices in Hong Kong; Shanghai, the People’s Republic of China; Sydney, Australia; Bracknell, England; and Paris, France. The aggregate annual rent for these leased offices was approximately $266,000 in 2006.

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

Overview

          We are a leading provider of service-orientated software and solutions in the composite workplace applications, data and application integration market. Using Attunity’s software, companies are able to optimally connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated management-focused workplace applications. We also provide maintenance, consulting, and other related services for our products including maintenance services for our legacy products: CorVision, APTuser and Mancal 2000.

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

Discontinued Operations

          In the first quarter of 2005, we decided to discontinue our non-core consulting operations in France and Israel by selling the operations (1) in France for approximately EURO 50,000 ($65,000), payable in two installments in December 2005 and in December 2006, plus certain earn-out payments over a period of five years ending in 2009 and (2) in Israel for $57,000 payable in eight installments over two years. Revenues of the discontinued operations were $0.2 and $4.0 million in the years 2005 and 2004, respectively. The operating loss of these operations was $424,000 and $148,000 in 2005 and 2004, respectively. There were no revenues or expenses of the discontinued operations in 2006. The results of the non-core consulting operation in France and Israel are reported in our financial results since the first quarter of 2005 separately as discontinued operations in the statement of operations.

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

          Our determination of fair value of each element in multiple-element arrangements is based on VSOE. We align our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to the maintenance and support, consulting and training (“professional”) services components of our license arrangements. We sell our professional services separately, and accordingly we have established VSOE for professional services based on our hourly or daily rates. VSOE for maintenance and support is determined based upon the price charged when the same element is sold separately. Accordingly, assuming all other revenue recognition criteria are met, we recognize revenue from licenses upon delivery using the residual method.

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

          Revenues from license fees that involve customization of our software to customer specific specifications are recognized using contract accounting. During 2006, we have completed our obligations under an agreement that involved such customization, and as a result, recognized all related revenues.

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

          Goodwill. Goodwill represents the excess of the costs over the net assets of businesses acquired. Under existing accounting standards, we test goodwill for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and write down our goodwill when impaired, rather than amortizing goodwill as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of our company’s reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analyze. Significant estimates used in the methodologies included estimates of future cash flows and estimates of market multiples for the reportable unit. As of December 31, 2006, no impairment losses have been identified. The change in the carrying amount of goodwill for the year ended December 31, 2006 is due to translation adjustments.

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

          Capitalized software costs are amortized by the greater of the amount computed using (1) the ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or (2) the straight-line method over the estimated useful life of the product (five years), commencing with general product release and included in cost of revenues. In the years 2006, 2005 and 2004, capitalized software costs were amortized using the straight-line method.

          At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2006, 2005 and 2004 we recorded no impairment.

          Under different assumptions with respect to the recoverability of our intangible assets, our determination may be different, which may negatively affect our financial position and results of operations.

          Stock-based Compensation. Prior to January 1, 2006, we accounted for stock-based employee compensation plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations as permitted by Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). No intrinsic value of stock-based compensation expense was recorded by us for the years ended December 31, 2005 and 2004.

          Effective January 1, 2006, we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for non-employee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.

          Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted following January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards.

          The option-pricing model requires a number of assumptions, the most significant of which are the expected stock price volatility and the expected option term. These assumptions are as follows:

•	Expected volatility - was calculated based upon actual historical stock price movements equal in their length to the expected term of each respective grant being measured.

•

Expected term of options granted - was calculated using the “simplified method,” as defined in Staff Accounting Bulletin No. 107, “Share Based Payments,” as the average between the vesting period and the contractual life of the options.

•	Risk-free interest rate - was based on the yield from U.S. treasury bonds with an equivalent term.

•	Dividends - We have historically not paid dividends and do not intend to do so in the foreseeable future.

          We recognize compensation expenses for the value of the awards granted subsequent to January 1, 2006 based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

          As a result of adopting SFAS 123(R) on January 1, 2006, our loss before taxes on income for the year ended December 31, 2006 was $907,000 higher than if we had continued to account for equity-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 was $0.05 higher, than if we had continued to account for equity-based compensation under APB No. 25.

Recent Accounting Pronouncements

          FIN 48. In June 2006, the Financial Accounting Standard Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from FASB Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the possible impact of the adoption of FIN 48 on our consolidated financial statements but, in any event, no material impact is expected.

Results of Operations

          The following discussion of our results of operations for the years ended December 31, 2006, 2005 and 2004, including the following table, which presents selected financial information as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this Annual Report.

	Year Ended December 31,

	2006	2005	2004

Revenues:	100%	100%	100%
Software licenses	50	55	53
Maintenance and services	50	45	47

Cost of revenues	18	21	27
Research and development, net	29	18	11
Selling and marketing	72	62	56
General and administrative	22	14	18

Restructuring and termination costs	-	-	13
Liquidation damages in respect of 2005 PIPE	-	1	-
Total operating expenses	141	116	125
Operating loss	(41)	(16)	(25)
Financial and other expenses, net	(7)	(5)	(3)
Other income	*	*	*
Income taxes	(1)	(1)	(1)
Loss from continuing operations	(49)	(23)	(29)
Loss from discontinued operations	–	(2)	(1)
Net Loss	(49)%	(25)%	(30)%

* Less than 1%

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

          Revenues. Our revenues are derived primarily from software licenses, maintenance and services. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies – Revenue Recognition” above.

          Total revenues decreased 11.9% to $13.3 million in 2006 from $15.1 million in 2005. This decrease is mainly attributable to a 20.4% decrease in license revenues, which decreased to $6.7 million in 2006 from $8.4 million in 2005. This decrease is primarily due to re-alignment of our sales force to focus on early customer wins for our strategic new product line, Attunity InFocus.Maintenance and services revenues decreased 1.4% to $6.7 million in 2006 from $6.8 million in 2005. We expect that our software license revenues will increase in 2007 while our revenues from maintenance and services are expected to remain at the same level as in 2006.

          Cost of Revenues. Cost of license revenues consists primarily of production costs including amortization of capitalized software development costs and certain royalties to the Office of the Chief Scientist. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead.

          Our cost of revenues decreased 25.1% to $2.4 million in 2006 from $3.2 million in 2005 primarily due to decrease of $0.3 million of royalties to the Chief Scientist that were not accrued after 2005 since we accrued our full obligation in respect of one product line and had no further obligation in respect of other product line in the absence of sales. In addition, there was a $0.1 million decrease in amortization of capitalized software development costs in 2006. We anticipate that our cost of revenues as a percentage of revenues, excluding any write-offs, will remain at the same level in 2007.

          Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. For additional details regarding the manner in which we recognize research and development expenses, see the discussion under the caption “Critical Accounting Policies - Research and Development Expenses, Net” above.

          Total research and development costs, before capitalized software costs, increased by 27.3% to $5.2 million in 2006 from $4.1 million in 2005 primarily related to the development of our new product, Attunity InFocus, as well as salary increases. The capitalization of software developments costs decreased by 6.1% to $1.3 million in 2006 from $1.4 million in 2005. As a result of the foregoing, net research and development costs increased by 45.0% to $3.9 million in 2006 from $2.7 million in 2005. We plan to increase our expenditures for research and development in 2007.

          Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, advertising expenses and sales offices maintenance and administrative costs. Selling and marketing expenses increased by 2.0% to $9.6 million in 2006 from $9.4 million in 2005. This increase is due to our hiring of additional people in direct sales operations in Europe and the United States and in marketing, as well as higher marketing costs. We expect that our selling and marketing expenses will increase in 2007 as a result of our decision to add sales personnel and to increase our marketing expenses as part of our plan to market our new product, Attunity InFocus.

          General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, other administrative costs and bad debts. General and administrative expenses increased by 35.0% to $3.0 million in 2006 from $2.2 million in 2005. The increase is attributable, among other factors, to recruitment of an executive officer and to the increase in bad debts. We believe that our general and administrative expenses will not materially change in 2007.

          Operating Income (Loss). Based on the foregoing, the operating loss increased by 118.3% to $5.4 million in 2006 from $2.5 million in 2005.

          Financial Income (Expenses), Net. In 2006, we had net financial expenses of $883,000 as compared to net financial expenses of $790,000 in 2005. This increase in financial expenses is attributable to amortization of debt discount ($471,000 in 2006 compared to $400,000 in 2005) and amortization of deferred expenses ($400,000 in 2006 compared to $226,000 in 2005). This increase was slightly offset by financial income earned in 2006.

          Taxes on Income. Income taxes for 2006 were $174,000 compared with $165,000 in 2005, mainly derived from taxes withheld on export sales and amortization of advances to tax authorities.

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

          Cost of Revenues. Our cost of revenues decreased 12.5% to $3.2 million in 2005 from $3.7 million in 2004 primarily due to decrease of $0.4 million of amortization of capitalized software development costs in 2005.

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

          Selling and Marketing. Selling and marketing expenses increased by 21.6% to $9.4 million in 2005 from $7.7 million in 2004. This increase is due to our hiring of additional people in direct sales operations in Europe and the United States and in business development and marketing, as well as higher marketing costs.

          General and Administrative. General and administrative expenses decreased by 11.1% to $2.2 million in 2005 from $2.5 million in 2004. The decrease is attributable, among other factors, to the decrease in bad debts.

          Operating Income (Loss). Based on the foregoing, the operating loss decreased by 26.4% to $2.5 million in 2005 from $3.4 million in 2004.

          Financial Income (Expenses), Net. In 2005, we had net financial expenses of $790,000 as compared to net financial expenses of $466,000 in 2004. This increase in financial expenses is attributable to amortization of debt discount ($400,000 in 2005 compared to $277,000 in 2004), amortization of deferred expenses ($226,000 in 2005 compared to $111,000 in 2004), and interest on the $2 million of convertible notes that we issued in April 2004 and on our $3 million credit line with Plenus existing at the time.

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

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The establishment in early 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In July 2006, an armed conflict has taken place between Israel and Hezbollah, an Islamic movement based in Lebanon, which included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. Furthermore, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive policies may harm the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operation.

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

•

a decrease in the value of currencies in certain of the Europe, Middle East and Africa or Asia Pacific regions relative to the dollar, which would decrease our reported dollar revenue, as we generate revenue in these local currencies and report the related revenue in dollars; and

•

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

          The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli inflation (deflation) rate %	NIS devaluation (revaluation) rate %	Israeli inflation adjusted for devaluation %

2002	6.5	7.3	(0.8)
2003	(1.6)	(9.2)	7.6
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1

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

Principal Financing Activities

•

In June 2004, we entered into a Loan Agreement with Plenus Technologies Ltd., or Plenus, whereby Plenus undertook to make available to us a revolving credit facility in the aggregate amount of $3.0 million. As part of such agreement, we also issued warrants to purchase our ordinary shares, which are exercisable into 250,909 of our shares. We did not utilize this credit line and, in May 2006, we entered into a new Loan Agreement with Plenus, whereby we borrowed $2.0 million, effective as of March 27, 2006, or the Effective Date. The loan amount became due and payable, in one installment, on January 1, 2007 and we paid Plenus interest on the principal amount outstanding at an annual rate of 6.5% for the period from the Effective date through June 3, 2006 and an interest at an annual rate of 9.44% for the period from June 4, 2006 through December 31, 2006. As part of such agreement, we also issued warrants to purchase our ordinary shares, which are exercisable into 192,000 of our shares.

In January 2007, we entered into a Loan Agreement with Plenus and its affiliates, whereby the lenders provided us a $2 million loan, and, upon the future achievement of a certain revenues milestone, will lend us an additional $1 million. The outstanding loan amount will be due and payable in twelve equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrues interest at a floating annual rate of the LIBOR rate plus 4.25%, and will be paid on a quarterly basis. In addition, we issued warrants to purchase our ordinary shares. See Item 10C “Additional Information – Material Contracts – 2007 Loan”.

•

In September 2006, we completed a private placement transaction in which we issued (i) 4,800,000 ordinary shares at a purchase price of $1.25 per share, resulting in aggregate proceeds (before expenses) of $6.0 million and (ii) warrants to purchase up to 2,400,000 of our ordinary shares with an exercise price of $1.25 per share. See Item 10C “Additional Information – Material Contracts – 2006 Private Placement”.

•

During February and April 2006, the Investors Group exercised 1,000,000 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of $1,750,000. During the first quarter of 2005, other investors of the Company exercised 673,845 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of approximately $1,179,000.

•

In January 2005, we completed a private placement transaction in which we issued (i) 727,273 ordinary shares at a purchase price of $2.75 per share, resulting in aggregate proceeds (before expenses) of approximately $2.0 million and (ii) warrants to purchase up to 290,909 of our ordinary shares with an exercise price of $2.75 per share. Due to a delay in the registration of the shares issued to the investors and the shares issuable upon exercise of the warrants under the Securities Act of 1933, we had to pay liquidated damages at an amount of $200,000. We paid this amount by issuing 77,519 of our ordinary shares to the investors. See Item 10C “Additional Information – Material Contracts – 2005 Private Placement”.

•

In May 2004, we completed a private placement transaction in which we issued to the Investors Group convertible promissory notes due May 2009, in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share (subsequently adjusted to $1.25). See Item 7B “Related Party Transactions – 2004 Private Placement”.

Working Capital and Cash Flows

          As of December 31, 2006, we had $5.2 million in cash, cash equivalents, restricted cash and short-term deposits as compared to $1.7 million in cash and cash equivalents at December 31, 2005. As of December 31, 2006, we had a loan in the amount of $2 million, and a bank line of credit of approximately $80,000, which is currently unused.

          As of December 31, 2006 we had $45,000 of capital lease obligations. These loans are mainly in Israel and bear interest at the approximate rate of 5.0%. Principal and interest are linked to the Israeli Consumer Price Index.

          Net cash used in operating activities was $4.2 million and $1.7 million in 2006 and 2005, respectively. Net cash used in investing activities was $1.9 million in 2006 and $1.6 million in 2005, which funds were used primarily for software development costs. Net cash provided by financing activities was $9.6 million in 2006, mainly derived from the private placement that was conducted in September 2006, receipt of short term debt and exercise of warrants by certain investors during 2006. Net cash provided by financing activities was $3.4 million in 2005 mainly derived from the private placement that was conducted in January 2005 and exercise of warrants by certain investors during 2005.

          Our principal commitments consist of short term debt resulting from the loan we borrowed in January 2007 (see Item 10C “Additional Information – Material Contracts – 2007 Loan”) and obligations outstanding under operating leases. In addition, in May 2009, the $2 million convertible note described in item 7B “Related Party Transactions – 2004 Private Placement” will be due and payable (if not converted before). See also Item 5F below.

          Our capital expenditures were approximately $554,000 in 2006 and $427,000 in 2005. The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.

Outlook

          We anticipate that our existing capital resources, including the additional $2 million loan received in January 2007, will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2008. Still, we may need to raise additional funds in the next twelve months in order to provide the capital necessary for our working capital and capital expenditure requirements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

          The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation. We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases. Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2006, we employed 46 persons in research and development. The Company participated in programs sponsored by the Office of the Chief Scientist. (See Item 4B “Information on the Company - Business Overview - Government Regulations”)

          As of December 31, 2006, we had obtained grants from the Chief Scientist in the aggregate amount of $2,426,000 for certain of our research and development projects. No grants were received since June 2000. We are obligated to pay royalties to the Chief Scientist, amounting to 2% to 5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the dollar, plus interest. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. Through December 31, 2006, we have paid or accrued royalties to the Chief Scientist in the amount of $2,172,000. As of December 31, 2006, the aggregate contingent liability to the Chief Scientist amounted to $254,000 related to a product that is no longer being sold. We had no royalty expenses during 2006 and we do not expect such expenses in the future. Our royalty expenses during the years 2005 and 2004 were $122,000 and $290,000, respectively.

          We have committed substantial financial resources to our research and development efforts. During 2006, 2005 and 2004, our research and development expenditures were $5.2 million, $4.1 million and $3.1 million, respectively. We have not received any reimbursement from the Chief Scientist since June 2000. We capitalized computer software development costs of $1.3 million, $1.4 million and $1.6 million, in the years ended December 31, 2006, 2005 and 2004, respectively. We believe that our investment in product development activities in 2007 will be larger than our expenditures in 2006.

D.	TREND INFORMATION

          We expect that our results will continue to be impacted by the continued decline in revenues from our legacy products and by increased sales and marketing expenditures while we attempt to gain market acceptance for our products. In particular, we have launched the first and second versions of Attunity InFocus in December 2005 and in September 2006, respectively, which signifies our entrance into relatively new markets and we are currently unable to predict the demand for such product. As a result of an unpredictable business environment and long sales cycles, as well as the uncertainty surrounding the Attunity InFocus, we are unable to provide any guidance as to sales and profitability trends.

E.	OFF-BALANCE SHEET ARRANGEMENTS

          We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period (U.S. dollars in thousands)

	Total	less than 1 year	1-3 Years		3-5 Years	more than 5 Years

Long-term debt obligations	$441	–	$441	*	–	–

Operating lease obligations	2,655	1,063	1,592		–	–

Other long-term liabilities reflected on the Balance Sheet	$339	–	–		–	$339

Total	$3,435	$1,063	$2,033		$–	$339

* Includes $418,000 which were recorded in respect of convertible debt: In April 2004, we issued to the Investor Group convertible notes in the amount of $2,000,000. According to the accounting treatment, as detailed in note 8 to our consolidated financial statements appearing elsewhere in this Annual Report, there is a debt discount equal to the full face amount of the convertible notes. The discount is amortized over a five-year period from the date of issuance until the stated redemption date of the debt. Therefore, the amortized debt discount amount of $418,000 appears as the convertible debt, net, in our consolidated balance sheets as of December 31, 2006 and is included in this table.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          The following lists the name, age, principal position and a biographical description of each of our executive officers and directors.

Name	Age	Director Since	Position with the Company

Shimon Alon (1) (2) (3)	57	2004	Chairman of the Board of Directors*
Aki Ratner (1)	50	2004	Chief Executive Officer and Director
Ofer Segev	47	–	Chief Financial Officer
Dror Elkayam	39	–	Vice President - Finance and Secretary
Zafrir Ron	46	–	Vice President - Research and Development and Support
Dov Biran	54	2003	Director*
Dan Falk (4)	62	2002	Director*
Zamir Bar Zion (2) (4)	49	2004	Outside Director*
Anat Segal (3) (4)	40	2002	Outside Director*
Ron Zuckerman (1)	50	2004	Director*

* Designated as an “independent director” in accordance with NASDAQ Marketplace Rules.

(1) These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and members of the Investors Group. Under the purchase agreement, the Investors Group is entitled to designate two members for election to our Board so long as it continues to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as it continues to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants). We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law and NASDAQ rules and regulations, to appoint such director(s) to each committee of our Board of Directors. For additional details, see Item 7B. “Major Shareholders and Related Party Transactions - Major Shareholders - Related Party Transactions.”

(2) Member of the Nomination Committee.

(3) Member of the Compensation Committee

(4) Member of the Audit Committee.

          Shimon Alon was appointed Chairman of our Board of Directors in May 2004. From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas. Prior to Precise, Mr. Alon held a number of positions at Scailex Corporation Ltd. (formerly, Scitex Corporation Ltd.) and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is the chairman of the board of directors of e-Glue Software Technologies, Inc., a provider of productivity management solutions for call centers. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

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

          Ofer Segev has been our Chief Financial Officer since June 2003. From January 2002 until June 2003 he served as the Chief Executive Officer of Teleknowledge Group Ltd., a private company in the billing and customer care field. From May 2001, he was the Chief Financial Officer of Teleknowledge Group Ltd. Prior to that, from May 2000 until April 2001, Mr. Segev was the Chief Financial Officer of Tundo Corp., a company in the VoIP field. Prior to that Mr. Segev was a partner at Kost Forer & Gabbay, a predecessor to Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, where he led the high technology service group. Mr. Segev holds a B.A. degree in Economics and Accounting from Bar Ilan University in Israel and has studied at the Kellogg Graduate School of Management at Northwestern University. On February 27, 2007, we announced that Mr. Segev, will be leaving the Company. The transition is planned to take place during the second quarter of 2007.

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

          Zafrir Ron has been our Vice President – Research and Development and Support since August 2004. Mr. Ron served in the Israeli Air Force from 1984 to 2003 in various positions, including as a manager of a software development unit from August 1999 until June 2003. From June 2003 until August 2004, he acted as an independent advisor providing research and development related services to high tech companies. Mr. Ron holds a B.Sc. degree in aeronautics and engineering from the Technion – The Israeli Institute of Technology, and a M.B.A. degree from Tel Aviv University.

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

          Zamir Bar-Zion has been an outside director since December 2004. Mr. Bar-Zion served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. Since 2001 Mr. Bar-Zion has managed his independent advisory practice providing private financial counseling. As of May 2004, Mr. Bar-Zion rejoined Excellence Neshua/Piper Jaffray as the Managing Director Investment Banking in Israel until January 2006. Since May 2006, Mr. Bar-Zion manages Jefferies Broadview alliances with Leumi & Co. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

          Anat Segal has been an outside director since December 2002. Ms. Segal is the Chief Executive Officer and one of the founding partners of Xenia Venture Capital, an investment firm operating a technological incubator which invests in technology and medical devices at seed stages. Since 2000 Ms. Segal has managed her independent advisory practice providing strategic counseling and investment banking services to high-tech companies. From 1998 to early 2000, she served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., the then Israeli strategic affiliate of Hambrecht and Quist. From 1996 to 1998, she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 to 1996, Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. Ms. Segal serves as a director of Orad Hi-Tec Systems Ltd., Marathon Venture Capital Fund Ltd. and Prior-Tech Ltd. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.

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

          Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members. The Board is currently composed of seven directors. Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us.

          Messrs. Ratner, Alon, Zuckerman, Biran and Falk will serve as directors until our 2007 annual general meeting of shareholders and until their successors are elected. Ms. Anat Segal was elected as an outside director in December 2002 for a three-year term and was re-elected in December 2005 for an additional three-year term, until our 2008 annual general meeting of shareholders. Mr. Zamir Bar-Zion was elected as an outside director in December 2004 and will serve in such office pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2007 annual general meeting of shareholders.

          On February 27, 2007, we announced that our Chief Financial Officer, Ofer Segev, will be leaving the Company. The transition is planned to take place during the second quarter of 2007, at which time Dror Elkayam, our Vice President - Finance and Secretary, will assume the responsibilities of Mr. Segev.

B.	COMPENSATION

General

          The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group, consisting of 10 persons for the year ended December 31, 2006	$838,000	$121,000

          We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

          During 2006, an aggregate sum of approximately $121,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

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

          In November 2004, our Audit Committee and Board of Directors adopted a policy, which was subsequently approved by the shareholders, according to which each of our non-employee directors who may serve from time to time, including our continuing outside director, will be granted options, as follows:

•	grant of options under our stock option plans to purchase 10,000 ordinary shares for each year for which such non-employee director holds office;

•

an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares on the date of the annual meeting of shareholders in which such director is elected or reelected);

•	the options will become fully vested within 12 months after the date of the grant; and

•

any outstanding options that are not vested at the time of termination of the director’s service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

          Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors. See Item 6E. “Directors, Senior Management and Employee – Share Ownership – Stock Option Plans – Grants in 2006.”

Chief Executive Officer

          Mr. Itzhak (Aki) Ratner began serving as a director of our company on July 1, 2004. Effective as of July 27, 2004, we entered into an agreement with Mr. Ratner under which he has served as our Deputy Chief Executive Officer through September 9, 2004, and as our Chief Executive Officer since then. Pursuant to the employment agreement, Mr. Ratner has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. We agreed to provide Mr. Ratner the following payments and benefits:

•	A gross annual salary of $250,000, paid in NIS, during the term of his employment;

•	A company car and all related expenses will be covered by our company, except related taxes;

•

Company contributions for the benefit of Mr. Ratner to our Managers Insurance Policy in the amount of 15.83% of Mr. Ratner’s gross salary and Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Ratner’s gross salary. Part of the contributions to the Managers Insurance Policy are for severance pay to which Mr. Ratner would be entitled;

•

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

•

An annual bonus that will not exceed $100,000 gross, which shall be paid on a quarterly basis (in amounts that will not exceed $25,000 per quarter), subject to Mr. Ratner achieving certain milestones that will be agreed upon;

•	Up to 22 days paid vacation per year;

•	10 days recreation payment a year in an amount normally paid by our company and payment of Mr. Ratner’s full salary during periods of his military reserve duty, in compliance with local laws; and

•

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

Election of Directors; Board Meetings

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

          Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Companies Law). Our board determined that the board should consist of at least one director who has “accounting and financial expertise.” We have determined that Mr. Dan Falk has the requisite “accounting and financial expertise.”

          Meetings of the board of directors are generally held at least once each quarter, with additional special meetings scheduled when required.

Outside Directors

          The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•

service as an office holder, excluding service as a director that was appointed to serve as an outside director of a company that is about to make its initial public offering. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

          Pursuant to an amendment to the Companies Law, effective as of January 19, 2006, (1) an outside director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” These requirements will apply to us upon the next election of one or more outside directors. However, we believe that we are already in compliance with such requirement.

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

          The initial term of an outside director is three years and he or she may be reelected to one additional term of three years. Thereafter, our outside directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

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

          Of the seven (7) members of our board of directors, our board of directors has determined that (i) all, except for Mr. Ratner, our chief executive officer, qualify as “independent directors” within the meaning of the NASDAQ Marketplace Rules and (2) that Messrs. Falk and Bar-Zion and Ms. Segal, being all of the members of out Audit Committee, also qualify as “independent directors” under SEC rules.

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

          Our audit committee consists of three board members who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Anat Segal and Messrs. Dan Falk and Zamir Bar-Zion. The audit committee meets at least once each quarter, with additional special meetings scheduled when required.

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

          Under NASDAQ Marketplace rules, we must have at least one member of the audit committee who has financial expertise, as defined under the NASDAQ rules. Our board of directors determined that Mr. Falk qualifies as having the requisite financial expertise.

          Compensation Committee. Our board of directors has appointed a compensation committee, which currently comprises of Shimon Alon and Anat Segal, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules. The role of the compensation committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors. The members of the committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law. Meetings of the compensation committee are generally held at least once each quarter, with additional special meetings scheduled when required.

          Nominating Committee. In November 2004, our board of directors has appointed a nominating committee, which currently comprises of Shimon Alon and Zamir Bar-Zion, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules. The role of the nominating committee is to recommend to our board nominees for election as directors at the annual meetings of shareholders and to identify candidates to fill any vacancies on the board. Meetings of the nominating committee are generally held once each year, with additional special meetings scheduled when required.

Internal Audit

          Under the Israeli Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Joseph Ginossar of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor. He is expected to be replaced with a new internal auditor in April 2007.

Directors’ Service Contracts

          Our Chief Executive Officer. We entered into an employment agreement with Mr. Ratner, our chief executive officer, who is also a member of our board of directors. See Item 6B. “Directors, Senior Management and Employees – Compensation to Chief Executive Officer.”

          Other. Except as set forth above and in Item 6B. “Directors, Senior Management and Employees – Compensation”, there are no arrangements or understandings between us and any of our current directors or executive officers for benefits upon termination of service.

Fiduciary Duties of Office Holders

          The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

          The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

•	refrain from any action that constitutes competition with the company’s business;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

          Each person listed in the table under Item 6A - Directors and Senior Management - above is considered an office holder under the Companies Law.

Approval of Related Party Transactions Under Israeli Law

          General. Under the Companies Law, the company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

•	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

•

the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

          Disclosure of Personal Interests of an Office Holder. The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s relatives. Relatives are defined to include the spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•

any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights , serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

          The Companies Law does not specify to whom within the company nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

          Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is not detrimental to the company’s interest. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is also required.

          Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors, and, in certain cases, also the audit committee, and compensation of office holders who are directors must be approved by the audit committee, board of directors and, subject to certain exceptions, shareholders, in that order.

Exculpation, Indemnification and Insurance of Directors and Officers

          Exculpation of Office Holders. Under the Companies Law, an Israeli company may not exempt an office holder from his or her liability for a breach of the duty of loyalty to the company, but may exempt an office holder, in advance, from his or her liability, in whole or in part, for a breach of his or her duty of care to the company (except with regard to distributions), if the articles of association so provide. Our articles of association permit us to exempt our office holders to the fullest extent permitted by law.

          Office Holders’ Insurance. Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

•	a financial liability imposed upon him or her in favor of another person.

          Indemnification of Office Holders. Under the Companies Law, we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance, provided that our articles of association allow us to do so, against the following:

•

a financial liability incurred by, or imposed on, him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our board of directors determines to be reasonable under the circumstances;

•

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

•

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

Our articles of association include the following provisions:

•

we are authorized to undertake to indemnify an office holder prospectively in respect of an obligation or expense imposed on the office holder in respect of an act or omission performed in his or her capacity as an office holder for any financial obligation imposed on such office holder in favor of a third party by a court judgment, including a compromise or an arbitrator’s award approved by court, provided that the undertaking is limited to events which in the opinion of our board of directors are foreseeable in light of our actual operations when the undertaking to indemnify is given, limited to an amount or criteria set by the board or directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify.

•	we are authorized to indemnify our office holders retroactively.

          Limitations on Exculpation, Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder nor exculpate an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his or her duty of loyalty, unless with respect to indemnification and insurance, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently;

•	any act or omission committed with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

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

          The following table details certain data on the workforce (including temporary employees) of Attunity and its consolidated subsidiaries for the periods indicated:

	As at December 31,

	2006	2005	2004

Approximate numbers of employees by geographic location
United States	24	22	27
Europe, Middle East	73	72	91
Other	13	12	13
Total workforce	110	106	131
Approximate numbers of employees by category of activity
Research and development	46	47	37
Sales and marketing	43	37	44
Product and customer support	10	11	12
Software services	0	0	24
Management and administrative	11	11	14
Total workforce	110	106	131

          The overall reduction in our workforce, from 131 employees in 2004 to 106 employees in 2005 is due primarily to the discontinuing of operations as described in Item 5A of this Annual Report. The slight increase in our workforce, from 106 employees in 2005 to 110 employees in 2006 relates to the hiring of additional sales and marketing personnel.

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

          Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration. In 2006, payments to the National Insurance Institute amounted to approximately 14.3% of wages (up to a maximum amount), compared to 13.1% in 2005, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

          See the table in Item 7A below which is incorporated herein by reference.

Stock Option Plans

Old Option Plans

          Under our 1994 Stock Option Plan, or the 1994 Plan, and our 1998 Stock Option Plan, or the 1998 Plan, we could grant stock options to our employees, officers and directors or to employees of any of our subsidiaries. The 1994 Plan terminated in 2004 and the 1998 Plan will terminate in 2008, unless previously terminated by our Board of Directors. No options were granted under either the 1994 Plan or the 1998 Plan since 1999. We also do not intend to grant any additional options under the 1998 Plan, and we therefore refer to the 1994 Plan and 1998 Plan collectively as the Old Plans.

2001 and 2003 Option Plans

          In 2001, we adopted our 2001 Employee Stock Option Plan, or the 2001 Plan, which initially authorized the grant of options to purchase up to 1,000,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2001 Plan. The 2001 Plan has a term of ten years and will terminate in 2011. No award of options may be made after such date. The 2001 Plan is currently administered by our Compensation Committee. Subject to the provisions of the 2001 Plan and applicable law, the Compensation Committee has the authority, to determine, among other things to whom options may be granted; the number of ordinary shares to which an option may relate; the exercise price for each share; the vesting period of the option and the terms, conditions and restrictions thereof; to construe and interpret the 2001 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

          In 2003, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which options may be granted to employees employed by us or by our affiliates and for Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2003 Plan is currently administered by our Compensation Committee. Subject to the 2003 Plan and applicable law, the Compensation Committee has the authority to determine, among other things, to whom options may be granted; the time and the extent to which the options may be exercised, the fair market value of the shares and the exercise price of shares covered by each option (based on the fair market value); to designate the type of options; interpret the 2003 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

          In September 2004, our shareholders approved amendments to the 2001 Plan and the 2003 Plan, such that shares reserved for issuance under these plans will be allocated between the two plans as determined by our Board of Directors from time to time. In addition, all the ordinary shares previously reserved under the Old Plans were rolled-over to the 2003 Plan, to be used as for the grant of options. To date, a total of 6,500,000 ordinary shares are reserved for issuance under the Old Plans, 2001 Plan and 2003 Plan. Any options which are canceled or forfeited before expiration become available for future grants. As of March 15, 2007, 1,069,558 ordinary shares remain available for grant of options under these plans.

Grants in 2006

          In 2006, we granted options exercisable into (1) 778,000 ordinary shares under the 2001 Plan and (2) 401,050 ordinary shares under the 2003 Plan. Of the total options granted in 2006, our directors and executive officers were granted options exercisable into 230,000 ordinary shares, at exercise prices ranging from $1.32 to $2.06 per share. Such options will expire in 2012.

Total Outstanding Options

          The following table sets forth, as of December 31, 2006, the number of options outstanding under our 1994, 1998, 2001 and 2003 Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options	Range of exercise price	Weighted average remaining contractual life (in years)

220,000	$0.8 – 0.91	4
975,000	$1.05 – 1.42	2
1,541,000	$1.5 – 2.25	5
1,110,000	$2.3 – 2.46	8
166,000	$2.63 – 3.13	8
21,000	$4.5 – 6.5	4
118,000	$6.88 – 9.75	3

Total: 4,151,000*	N/A	N/A

                    * Out of which 2,617,000 are currently exercisable into ordinary shares.

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

          The following table sets forth certain information as of March 15, 2007 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary	Percentage of
	Shares	Outstanding
	Beneficially Owned (1)	Ordinary Shares (2)

Shimon Alon	1,403,718 (3)	5.9%
Aki Ratner	1,248,901 (4)	5.2%
Ron Zuckerman	1,353,718 (5)	5.7%
Rimon Investment Master Fund L.P.	1,200,000 (6)	5.1%
Arie Gonen	1,650,000 (7)	7.9%
Ofer Segev	200,000 (8)	*
Zafrir Ron	*	*
Dror Elkayam	*	*
Dani Falk	*	*
Zamir Bar Zion	*	*
Anat Segal	*	*
Dov Biran	908,720 (9)	3.9%
Directors and Officers as a group (consisting of 10 persons)	5,331,724	20.7%

*	Less Than 1%

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

(2)	The percentages shown are based on 23,171,181 shares issued and outstanding as of March 15, 2007.

(3)

Mr. Alon is the Chairman of our Board. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; Warrants purchased from funds led by Weiss, Peck and Greer Investments, a division of Robeco USA, LLC (“WPG”) to purchase 48,179 ordinary shares at an exercise price of $2.75 per share; 150,000 ordinary shares issuable upon exercise of a Warrant at an exercise price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 20,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.19 to $2.42 per ordinary share.

(4)

Mr. Ratner is our Chief Executive Officer and a member of our Board. Includes an aggregate of 361,952 ordinary shares; Convertible Promissory Notes due 2009 to purchase 128,002 ordinary shares at a conversion price of $1.25 per share; Warrants purchased from WPG to purchase 20,947 ordinary shares at an exercise price of $2.75 per share; 190,000 ordinary shares issuable upon exercise of a Warrant at an exercise price of $1.25 per share; 48,000 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 500,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.30 per ordinary share.

(5)

Mr. Zuckerman is a member of our Board. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; Warrants purchased from WPG to purchase 48,179 ordinary shares at an exercise price of $2.75 per share; 100,000 ordinary shares issuable upon exercise of a Warrant at an exercise price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 20,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.19 to $2.42 per ordinary share.

(6)

Based on a Schedule 13G filed with the SEC on November 20, 2006. Includes an aggregate of 800,000 ordinary shares; and 400,000 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share. Rimon ZZ Management (2005) Ltd., an Israeli company (“Rimon ZZ”), is the general partner of Rimon Investments Master Fund L.P. Rimon ZZ is owned in equal parts by Messrs. Ziv Gil, Zvi Limon and Dan Tocatly, who also serve as Rimon ZZ’s directors. Accordingly, Messrs. Gil, Limon and Tocatly may be deemed to beneficially own, and share with Rimon ZZ and amongst themselves, the voting and investment powers with respect to both the Ordinary Shares held by, and the Ordinary Shares issuable to Rimon Master Fund L.P. Each of Messrs. Gil, Limon and Tocatly disclaims beneficial ownership of such shares.

(7)

Includes an aggregate of 1,250,000 ordinary shares; and 400,000 ordinary shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Excludes 240,000 ordinary shares subject to options granted under our stock option plan, exercisable at an exercise price of $1.92 per share, which options become exercisable only in the event of a change of control of us.

(8)

Mr. Segev is our Chief Financial Officer. These ordinary shares are issuable upon exercise of stock options at an exercise price of $0.91 per share. These options expire (if not earlier exercised) within 90 days following Mr. Segev’s departure, as described in Item 6A above.

(9)

Mr. Biran is a member of our board. Includes an aggregate of 863,720 ordinary shares; Warrants to purchase 15,000 ordinary shares at an exercise price of $1.25 per share; and 30,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $1.92 to $2.42 per share.

Significant Changes in the Ownership of Major Shareholders

          In December 2003, the Investors Group purchased from funds associated with the Special Situations Technology Fund, L.P., or the Special Situations Funds, a former principal shareholder of ours, their entire holding of 2,043,146 of our ordinary shares, Series A Warrants to purchase 2,208,489 of our ordinary shares and Series B Warrants to purchase 736,162 of our ordinary shares. In connection with the said transaction, the Investors Group entered into a Stockholders Agreement (as amended), or the 2004 Stockholders Agreement, whereby Messrs. Shimon Alon, Ron Zuckerman, and Aki Ratner, in any combination of two signatories, were granted dispositive and voting power over the securities governed by the agreement.

          In March 2004, we entered into a Note and Warrant Purchase Agreement with the Investors Group, pursuant to which we issued the group convertible promissory notes in the aggregate principal amount of $2 million, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 (subsequently adjusted to $1.25) per share. See Item 7B. “Major Shareholders and Related Party Transactions - Major Shareholders - Related Party Transactions – 2004 Private Placement.”

          During February and April 2006, the Investors’ Group has exercised 1,000,000 Series A Warrants for an aggregate consideration of $1,750,000, reflecting the exercise price of $1.75 per ordinary share. In October 2006, all of the unexercised Series A and Series B Warrants expired.

          In February 2006, the Investors Group has acquired from funds led by WPG warrants to purchase, in the aggregate, 261,842 ordinary shares for an aggregate consideration of $52,368. The WPG Warrants have an exercise price of $2.75 per share and expire on January 23, 2008.

          In September 2006, we completed a private placement transaction. Part of the investors included members of the Investors’ Group, who purchased, in the aggregate, 979,200 ordinary shares at $ 1.25 per share for total consideration of $1,224,000 and received accordingly warrants to purchase 489,600 ordinary shares. (see Item 10C “Additional Information – Material Contracts – 2006 Private Placement”).

          The 2004 Stockholders Agreement expired on March 1, 2007. As a result, Messrs. Alon, Zuckerman, and Ratner are no longer deemed to beneficially own the securities that were governed by the 2004 Stockholders Agreement, such that, as of March 15, 2007, Messrs. Alon, Zuckerman, and Ratner beneficially own 5.9% (compared with 21.4% as of October 9, 2006), 5.2% (21.2% as of October 9, 2006) and 5.7% (22.4% as of October 9, 2006) of our ordinary shares, respectively.

Major Shareholders Voting Rights

          Our major shareholders do not have different voting rights.

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of March 5, 2007, there were 86 holders of record of our ordinary shares, of which 63 record holders, holding approximately 82.40% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 67.6% of our outstanding ordinary shares as of said date).

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

          Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders, in that order. The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this one-third approval if the total shares of non-interested shareholders that voted against the transaction do not represent more than one percent of the voting rights in the company.

          General Duties of Shareholders. In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or prevent the appointment of an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness.

B.	RELATED PARTY TRANSACTIONS

2004 Private Placement

          On December 30, 2003, the Investors Group purchased from the Special Situations Funds their entire holding of 2,043,146 of our ordinary shares, Series A Warrants to purchase 2,208,489 of our ordinary shares and Series B Warrants to purchase 736,162 of our ordinary shares.

          On the same date of their transaction with the Special Situations Funds, we granted the Investors Group a 30-day option to invest $2 million in our company in the form of five-year convertible promissory notes, convertible at $1.75 per share (subsequently adjusted to $1.25), and warrants to purchase 450,000 of our ordinary shares at an exercise price of $1.75 per share (subsequently adjusted to $1.25). On January 29, 2004 we granted the group a seven-day extension to exercise such option and on February 5, 2004 the group elected to exercise such option. Accordingly, on March 22, 2004 we entered into a Note and Warrant Purchase Agreement with the Investors Group, pursuant to which we issued the group convertible promissory notes in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share (subsequently adjusted to $1.25). In April 2004, all such transactions were approved by our shareholders. The notes and unpaid accrued interest thereon will be due and payable five years after issuance, i.e., in May 2009, subject to early repayment in the event of default by us of our obligations under the notes.

          In addition, we agreed to issue to certain members of the Investors Group warrants to purchase an aggregate of 480,000 of our ordinary shares at an exercise price of $1.75 (subsequently adjusted to $1.25) per share, expiring three years after their issuance, i.e., in May 2007. The convertible promissory notes and the warrants contain anti-dilution provisions. In addition, the exercise price of the Series B Warrants purchased by the group was reduced to $2.00 per share, and the term of the Series A and Series B Warrants held by them was extended for one additional year, to October 24, 2006.

          Under the agreement, the Investors Group has the right to designate two members for election to our Board of Directors so long as it continues to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board of Directors so long as it continues to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants).

          As required under the agreement, we have registered the shares issuable upon conversion of the notes and exercise of the warrants under the Securities Act of 1933 and agreed to maintain the registration statement in effect in order to allow the purchasers to freely sell these shares.

          During February and April 2006, the Investors Group has exercised 1,000,000 Series A Warrants for an aggregate consideration of $1,750,000, reflecting the exercise price of $1.75 per ordinary share. In October 2006, all of the unexercised Series A and Series B Warrants expired.

2006 Private Placement

          See Item 10C “Additional Information – Material Contracts – 2006 Private Placement”.

Compensation to Chief Executive Officer

          See Item 6C. “Directors, Senior Management and Employees - Board Practices - Directors’ Service Contracts – Our Current Chief Executive Officer.”

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

B.	SIGNIFICANT CHANGES

          Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2006.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

          The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ:

Year	High	Low

2002	$2.12	$0.50
2003	$2.22	$0.80
2004	$3.62	$1.96
2005	$3.49	$1.68
2006	$2.52	$1.09

Quarterly Stock Information

          The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ:

	High	Low

2005
First Quarter	$3.49	$2.41
Second Quarter	$3.08	$2.28
Third Quarter	$2.85	$2.05
Fourth Quarter	$2.63	$1.68

2006
First Quarter	$2.52	$1.93
Second Quarter	$2.06	$1.23
Third Quarter	$1.70	$1.09
Fourth Quarter	$1.70	$1.10

Monthly Stock Information

          The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ:

Month	High	Low

September 2006	$1.40	$1.20
October 2006	$1.70	$1.14
November 2006	$1.40	$1.10
December 2006	$1.67	$1.22
January 2007	$1.49	$1.25
February 2007	$1.52	$1.25

          On March 29, 2007, the last reported sale price of our ordinary shares on the NASDAQ was $1.17 per share.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

          Our ordinary shares have traded on the NASDAQ since our initial public offering on December 17, 1992. On October 27, 2000, our name was changed to Attunity Ltd and our NASDAQ symbol changed to ATTU.

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

Purposes and Objects of the Company

          We are a public company registered under the Israeli Companies Law as Attunity Ltd, registration number 52-003801-9. Our objectives, as provided by our memorandum and articles of association, are to carry on any lawful activity.

The Powers of the Directors

          Under the provisions of the Israeli Companies Law and our articles of association, a director generally cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested. In addition, our directors generally cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

          The rights attached to our ordinary shares are as follows:

          Dividend rights. Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively. Unless otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period. Our board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of profits legally available for distribution, in accordance with the provisions of the Israeli Companies Law. See Item 8A. “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.” If after one year a dividend has been declared and it is still unclaimed, our board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest on an unclaimed dividend.

          Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          Consistent with NASDAQ rules, the quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one-third (33.33%) of the total voting rights in the Company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. Under our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon.

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

Annual and Extraordinary Meetings

          The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. In accordance with our articles of association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least ten (10) days and not more than sixty (60) days notice of any general meeting of shareholders shall be given. Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days. An extraordinary meeting may be convened by the board of directors, as it decides, or upon a demand of any two directors or 25% of the directors, or of one or more shareholders holding in the aggregate at least 5% of the shares and 1% of the voting rights, or one or more shareholders holding in the aggregate at least 5% of the voting rights in the company. See Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares-Voting Rights.”

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

          The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

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

2006 Private Placement

          On August 29, 2006, we entered into a Securities Purchase Agreement with several investors for the issuance and sale of our ordinary shares to the investors in an aggregate amount of up to $6.0 million, for a purchase price of $1.25 per share.

          On September 28, 2006, following receipt of all required approvals, including of our shareholders, we completed the transaction and issued to the investors (i) 4,800,000 ordinary shares at a purchase price of $1.25 per share, resulting in aggregate proceeds (before expenses) of $6.0 million and (ii) warrants to purchase up to 2,400,000 of our ordinary shares with an exercise price of $1.25 per share, subject to certain adjustments, including a price protection adjustment in the event that we issue securities in a price per share lower than the exercise price. The warrants are exercisable for a period of three (3) years after the closing, i.e., until September 27, 2010.

          The investors include institutional and private investors, including certain members of the Investors Group who purchased, in the aggregate, 979,200 ordinary shares at $1.25 per share for total consideration of $1,224,000 and received accordingly warrants to purchase 489,600 ordinary shares.

          We also undertook to register the shares issued to the investors and the shares issuable upon exercise of the warrants under the Securities Act of 1933 and to maintain a registration statement in effect in order to allow them to freely sell these shares.

          As part of the transaction, we also paid $175,000 and issued warrants exercisable into 100,000 ordinary shares to Danbar Finance Ltd., as compensation for its assistance in facilitating the transaction.

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

2007 Loan

          Background. In June 2004, we entered into an agreement with Plenus, a venture capital lender, whereby Plenus undertook to make available to us a revolving credit facility in the aggregate amount of $3.0 million. As part of such agreement, we issued to Plenus warrants, exercisable until June 2, 2009 (but see extension below), which are exercisable into 250,909 of our shares, at an exercise price of $1.75 per share (subsequently adjusted to $1.25). We did not utilize the credit line and, in May 2006, we entered into a new Loan Agreement with Plenus, whereby we borrowed $2.0 million from Plenus (which was repaid in full in January 2007). As part of such agreement, we issued additional warrants to Plenus, exercisable until March 27, 2011 (but see extension below), which are exercisable into 192,000 of our shares, at an exercise price of $1.25 per share.

          The 2007 Loan. On January 31, 2007, we entered into a new Loan Agreement with Plenus and its affiliates, whereby Plenus provided us a $2 million loan, and, upon future achievement of a certain milestone (related to our achievement of revenues targets), will lend us an additional $1 million. We refer to the date on which the additional $1 million be provided as the Second Closing.

          The outstanding loan amount will be due and payable in twelve equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan will accrue interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and will be paid on a quarterly basis.

          In addition, we issued to Plenus:

•	warrants, exercisable until January 30, 2012, to purchase up to 439,883 ordinary shares at an exercise price per share of $1.364, subject to adjustments; and

•

warrants to purchase up to such number of ordinary shares equal to $300,000 divided by the average of closing prices of an ordinary share as reported on NASDAQ in the 90 days preceding the Second Closing (which would also be the exercise price per share). The exercise price per share is subject to adjustment (down to a minimum of $0.18 per share). These warrants are not exercisable unless and until the Second Closing has occurred and will expire on the fifth anniversary of the Second Closing.

          We also undertook to register for re-sale the ordinary shares underlying these warrants under the Securities Act of 1933, by July 30, 2007.

          In order to secure our obligations under the Loan Agreement and the warrants, we pledged and granted to Plenus a first priority fixed charge on all of our intellectual property, and a first priority floating charge on all of its assets (the agreements relating to such charges, being referred to as the “Security Agreements”). The Security Agreements contain certain limitations on, among other things, our ability to materially change our business, incur certain additional liabilities and pay dividends, without the consent of Plenus.

          As part of the Loan Agreement, we also agreed to extend the exercise period of the warrants previously issued to Plenus, as described above, such that the exercise period will lapse on January 30, 2012.

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

General Corporate Tax Structure

          Israeli companies are generally subject to “Corporate Tax” on their taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

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

          Subject to applicable provisions concerning income under the alternative package of benefits, in the event a company holds a number of approved enterprise programs, each subject to different terms and conditions and a different tax rate, or in the event only a portion of its capital investments is approved, all income derived from such approved enterprises is considered to be attributable to the entire enterprise and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates (such weighted average to be calculated in accordance with the guidelines of the Investments Law).Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

          A significant portion of our production facilities and those of our subsidiary Attunity Services have been granted “Approved Enterprise” status under the Investment Law.

          We have four investments programs. The investment program, which was approved in 1992, expired in 2006. The investment programs, which were approved in 1994 and 1997, will expire in 2009 and 2011, respectively. As of December 31, 2006, we received final approvals regarding completion of these three investment programs. The fourth investment program was approved in 2000 and will expire in 2014. The investment period under this program was extended through June 2005 but its completion was not finally approved yet by the Investment Center. According to the provisions of the Investment Law, we have elected to enjoy “alternative benefits” - waiver of grants in return for tax exemption - and, accordingly, income derived from the “Approved Enterprise” will be tax-exempt for a period of two years commencing with the year we first earn taxable income, and will be taxed at 10% to 25%, based upon the percentage of our foreign investment in, for an additional period of five-eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval.

          Attunity Software Services has been granted status as an “Approved Enterprise” for two separate investment programs from 1991 (which expired in 2005) and 1993 (which will expire in 2007) whereby it has elected to receive government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval. In 1993, Attunity Software Services received approval for an expansion of the aforementioned programs whereby it has elected to enjoy “alternative benefits” – and, accordingly, its income from the “Approved Enterprise” will be tax-exempt for a period of ten years commencing with the year it first earns taxable income.

          If these retained tax-exempt profits are distributed they would be taxed at the Corporate Tax rate applicable to such profits as if the company had not elected the alternative package of benefits, currently between 10%-25% for an “Approved Enterprise.” As of December 31, 2006, our accumulated deficit does not include tax-exempt profits earned by our and Attunity Software Services’ “Approved Enterprises.”

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

•

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

•

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

          Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

•	amortization of purchases of know-how and patents over an eight-year period for tax purposes;

•

deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel;

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

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

•

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

•	Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

Capital Gains Tax

          Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies by non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

          Israeli Residents

          Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

          The tax basis of shares acquired by individuals prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          Non-Israeli Residents

          Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel (including NASDAQ), provided however that such shareholders did not acquire their shares prior to an initial public offering, that the gains did not derive from a permanent establishment of such shareholders in Israel, and that such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Non-Residents on Dividend Distributions

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is generally withheld at source at the rate: (i) of 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution; or (ii) 15% for dividends from income generated by an approved enterprise (or Benefited Enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

          A U.S. Holder is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) or partnership (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof, (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (5) a trust that has a valid election in effect to be treated as a U.S. person.

          This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal income tax consequences to a person that is not a U.S. holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. holder.

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis and open to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax treatment of a U.S. holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquires our ordinary shares in connection with employment or other performance of services; (4) a U.S. holder that is subject to the alternative minimum tax; (5) a U.S. holder that holds the ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction; (6) a tax-exempt entity; (7) real estate investments; (8) a U.S. holder that expatriates out of the United States; and (9) a person having a functional currency other then U.S. dollar.

          This discussion does not address the U.S. federal income tax treatment of a U.S. holder that owns, directly or constructively, at any time, shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or alternative minimum tax or any aspect of state, local or non-U.S. tax laws.

          Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares.

Distributions on Ordinary Shares

          We do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including the amount of any Israeli tax withheld, to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The U.S. Internal Revenue Service (“IRS”) has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

          The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

          In addition, our dividends will be qualified dividend income if our shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in a prior year, as a passive foreign investment company (“PFIC’). Due to the nature of our operations, we do not believe we are a PFIC (see the discussions below at “Passive Foreign Investment Companies” concerning our status as a PFIC). If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. Holder satisfying holding period and other requirements described below. A U.S. Holder will not be entitled to the preferential rate: (a) if the U.S. holder has not held the ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

          Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

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

•

75% or more of our gross income, including the pro rata share of our gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or

•

at least 50% of the assets, averaged over the year and generally determined based upon value, including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

          As noted above, under certain “look-through” rules, the assets and income of certain subsidiaries are taken into account in determining whether a foreign corporation meets the income test and/or asset test.

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

          A U.S. Holder of PFIC shares which are publicly traded can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

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

          A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on an ordinary share or the proceeds from the disposition of an ordinary share if (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; or (2) in the case of a disposition of an ordinary share, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

          We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the SEC.

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

          The documents concerning our company which are referred to in this Annual Report may also be inspected at our offices located at Kfar Netter Industrial Park, Kfar Netter, 40593, Israel.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

          We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short-term deposits, and foreign currency fluctuations. We do not use derivative financial instruments

Interest Rate Risk

•

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents. Our cash and cash equivalents are held substantially in U.S. dollars and bear annual interest of approximately 4.0% which is based upon the London Inter Bank Offered Rate (LIBOR). We place our cash and cash equivalents with major financial banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would not be substantial. If we draw debt under our bank line of credit of approximately $0.08 million, such debt would bear interest at a fixed rate.

•

In January 2007, we entered into a Loan Agreement with Plenus and its affiliates, whereby the lenders provided us a $2 million loan. The outstanding loan amount will be due and payable in twelve equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrues interest at a floating annual rate of the LIBOR rate plus 4.25%, and will be paid on a quarterly basis. See Item 10C “Additional Information – Material Contracts – 2007 Loan”.

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

          Disclosure controls and procedures. Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2006. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

          Internal control over financial reporting. There were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Public Accountants

          In the annual meeting held on December 28, 2006 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered accounting firm until the next annual meeting.

          The following table sets forth, for each of the years indicated, the fees paid to Ernst & Young and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,

	2005		2006

Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$130,176	92%	$143,000	80%
Audit-related (2)	781	1%	5,000	3%
Tax (3)	10,000	7%	30,380	17%
Other	–	–	–	–
Total	$140,957	100%	$178,380	100%

(1)

Audit fees consist of services that have been provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. This included audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

(2)

Audit-related fees relate to assurance and associated services that are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

Pre-Approval Policies and Procedures

          Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by Ernst & Young. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of Ernst & Young, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants. All of the fees in the table above were pre-approved in accordance with these policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Neither we, nor any affiliated purchaser of our company, have repurchased any of our securities during 2006. As discussed in Item 10.C – “Material Contracts – 2006 Private Placement,” certain members of the Investors Group purchased ordinary shares from us in 2006.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements.

Index to Financial Statements	F – 1

Report of Independent Registered Accounting Firm	F – 2

Consolidated Balance Sheets	F – 3

Consolidated Statements of Operations	F – 5

Statements of Changes in Shareholders’ Equity	F – 6

Consolidated Statements of Cash Flows	F – 7

Notes to Consolidated Financial Statements	F – 9

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant, as amended (2)
2.1	Specimen of Ordinary Share Certificate (3)
4.1	1994 Employee Stock Option Plan (4)
4.2	1998 Employee Stock Option Plan, as amended (5)
4.3	2001 Stock Option Plan, as amended (6)
4.4	2003 Israeli Stock Option Plan, as amended (7)
4.5

Note and Warrant Purchase Agreement dated March 22, 2004 among the Registrant and the purchasers listed on Exhibit A thereto; Form of Warrant issued in connection therewith; Form of Convertible Promissory Note issued in connection therewith; and Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (8)

4.6

Loan Agreement dated January 31, 2007 among the Registrant and Plenus Technologies Ltd.; Form of First and Second Warrants to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates; and Fixed Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates (9)

4.7	Form of Warrant issued to Gaus Investments Ltd. and R.4.B Ltd. (10)
4.8

Securities Purchase Agreement dated January 24, 2005, among the Registrant and certain funds affiliated with Weiss, Peck & Greer; Registration Rights Agreement dated January 24, 2005 entered into in connection therewith; and Form of Warrant issued to certain funds affiliated with Weiss, Peck & Greer (11)

4.9	Outsourcing Agreement with One Software Technologies Ltd., dated November 7, 2004 (12), and Amendment No. 1 thereto, dated April 2005 (13)
4.10	Form of Indemnification Letter (14)
4.11	Employment Agreement between the Registrant and Mr. Ratner, dated as of July 2004* (15)
4.12

Securities Purchase Agreement dated August 29, 2006, among the Registrant and certain investors; Form of Warrant issued to the investors and Danbar Finance Ltd. in connection therewith; Form of Registration Rights Agreement entered into in connection therewith (16)

4.13	Summary – Directors Compensation
8	List of Subsidiaries of the Registrant (17)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-54020, filed with the SEC on December 9, 1992, and incorporated herein by reference.

(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

(3)

Filed as Exhibit 4 to the Amendment No. 2 to the Registrant’s Registration Statement on Form F-1, registration number 33-54020, filed with the SEC on December 9, 1992, and incorporated herein by reference.

(4)	Filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 25, 2005, and incorporated herein by reference.

(6)

Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference. The 2001 Stock Option Plan was amended in the annual general meetings of the Registrant’s shareholders in December 2005 and December 2006, as reflected in Item 3 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and in Item 2 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 22, 2006, which are incorporated herein by reference.

(7)

Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference. The 2003 Israeli Stock Option Plan was amended in the annual general meetings of the Registrant’s shareholders in December 2005 and December 2006, as reflected in Item 3 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and in Item 2 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 22, 2006, which are incorporated herein by reference.

(8)	Filed as Items 3, 4, 5 and 6, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on March 25, 2004, and incorporated herein by reference.

(9)

Filed as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 6, 2007, and incorporated herein by reference.

(10)	Filed as Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

(11)	Filed as Exhibits 4.15, 4.16 and 4.17, respectively, to the Registrant’s Registration Statement on Form F-3, filed with the SEC on February 22, 2005, and incorporated herein by reference.

(12)	Filed as Exhibit 4.18 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on February 22, 2005, and incorporated herein by reference.

(13)	Filed as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

(14)	Filed as Annex B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and incorporated herein by reference.

(15)	Filed as Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

(16)	Filed as Exhibits 99.2, 99.3 and 99.4, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on August 30, 2006, and incorporated herein by reference.

(17)	Filed as Exhibit 8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

*	Translated from Hebrew.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ATTUNITY LTD.

          We have audited the accompanying consolidated balance sheets of Attunity Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in United States.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2007	A Member of Ernst & Young Global

F – 2

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,080	$1,635
Restricted cash	143	70
Trade receivables (net of allowance for doubtful accounts of $ 31 and $ 145 at December 31, 2006 and 2005, respectively)	2,829	2,308
Other accounts receivable and prepaid expenses	632	1,269
Assets of discontinued operations	33	107

Total current assets	8,717	5,389

LONG-TERM PREPAID EXPENSES	102	175

SEVERANCE PAY FUND	925	705

PROPERTY AND EQUIPMENT, NET	939	751

SOFTWARE DEVELOPMENT COSTS, NET	4,434	4,173

GOODWILL	6,118	5,908

DEFERRED CHARGES, NET	118	254

Total assets	$21,353	$17,355

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2006	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term debt and current maturities of long-term debt	$2,022	$41
Trade payables	523	758
Deferred revenues	2,454	2,440
Employees and payroll accruals	1,260	1,163
Accrued expenses and other liabilities	1,077	1,890
Liabilities of discontinued operations	-	36

Total current liabilities	7,336	6,328

LONG-TERM LIABILITIES:
Convertible debt	418	677
Long-term debts	23	7
Accrued severance pay	1,264	1,043

Total long-term liabilities	1,705	1,727

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 40,000,000 shares at December 31, 2006 and 2005; Issued and outstanding: 23,166,931 and 17,259,255 shares at December 31, 2006 and 2005, respectively	720	584
Additional paid-in capital	102,772	93,355
Accumulated other comprehensive loss	(569)	(512)
Accumulated deficit	(90,611)	(84,127)

Total shareholders’ equity	12,312	9,300

Total liabilities and shareholders’ equity	$21,353	$17,355

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2006	2005	2004

Revenues:
Software licenses	$6,652	$8,356	$7,258
Maintenance and services	6,696	6,793	6,379

Total revenues	13,348	15,149	13,637

Operating expenses:
Cost of revenues	2,404	3,209	3,667
Research and development, net	3,872	2,671	1,475
Selling and marketing	9,555	9,370	7,703
General and administrative	2,959	2,192	2,465
Termination of management and others	-	-	1,714
Liquidation damages related to January 2005 financing	-	200	-

Total operating expenses	18,790	17,642	17,024

Operating loss	(5,442)	(2,493)	(3,387)

Financial expenses, net	(883)	(790)	(466)
Other income (expenses)	15	(52)	40

Loss before taxes on income	(6,310)	(3,335)	(3,813)
Taxes on income	174	165	79

Net loss from continuing operations	(6,484)	(3,500)	(3,892)
Discontinued operations:
Loss on disposal of business	-	(290)	(148)

Net loss	$(6,484)	$(3,790)	$(4,040)

Basic and diluted net loss per share from continuing operations	$(0.34)	$(0.21)	$(0.26)

Basic and diluted net loss per share from discontinued operations, net of income taxes	$-	$(0.02)	$(0.01)

Basic and diluted net loss per share	$(0.34)	$(0.22)	$(0.27)

Weighted average number of shares used in computing basic and diluted net loss per share	19,333	16,939	15,151

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

ATTUNITY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

			Additional paid-in capital	Accumulated other comprehensive loss		Total comprehensive loss	Total shareholders’ equity
	Ordinary shares				Accumulated deficit

	Shares	Amount

Balance as of January 1, 2004	14,767,432	$525	$86,504	$(259)	$(76,297)		$10,473

Exercise of warrants	496,891	12	807	-	-		819
Exercise of employee stock options	92,417	2	115	-	-		117
Warrants issued in consideration of credit line	-	-	256	-	-		256
Detachable warrants and beneficial conversion feature related to convertible debt, net (see Note 8)	-	-	1,936	-	-		1,936
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	111	-	$111	111
Net loss	-	-	-	-	(4,040)	(4,040)	(4,040)

Total comprehensive loss						$(3,929)

Balance as of December 31, 2004	15,356,740	539	89,618	(148)	(80,337)		9,672

Exercise of warrants	673,845	15	1,164	-	-		1,179
Exercise of employee stock options	423,878	10	525	-	-		535
Private placement share issuance, net	804,792	20	1,981	-	-		2,001
Warrants issued in consideration of credit line	-	-	67	-	-		67
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(364)	-	$(364)	(364)
Net loss	-	-	-	-	(3,790)	(3,790)	(3,790)

Total comprehensive loss						$(4,154)

Balance as of December 31, 2005	17,259,255	584	93,355	(512)	(84,127)		9,300

Private placement share issuance, net	4,800,000	112	5,565	-	-		5,677
Exercise of warrants	1,000,000	22	1,725	-	-		1,747
Exercise of employee stock options	107,676	2	170	-	-		172
Beneficial conversion feature related to price adjustment of the convertible debt following 2006 private placement share issuance	-	-	730	-	-		730
Warrants issued in consideration of credit line	-	-	264	-	-		264
Stock-based compensation	-	-	963	-	-		963
Other comprehensive loss:
Foreign currency translation adjustments
Net loss	-	-	-	(57)	-	$(57)	(57)
Total comprehensive loss	-	-	-	-	(6,484)	(6,484)	(6,484)

						$(6,541)

Balance as of December 31, 2006	23,166,931	$720	$102,772	$(569)	$(90,611)		$12,312

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2005	2004

Cash flows from operating activities:
Net loss from continuing operations	$(6,484)	$(3,500)	$(3,892)
Loss from discontinued operations	-	(290)	(148)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	378	328	388
Stock-based compensation	907	-	-
Amortization of deferred charges	400	226	111
Amortization of debt discount	471	400	277
Amortization of software development costs	1,123	1,455	1,874
Increase (decrease) in accrued severance pay, net	(5)	(3)	85
Decrease in marketable securities, net	-	-	205
Increase in trade receivables, net	(483)	(257)	(511)
Decrease (increase) in other accounts receivable and prepaid expenses	685	(342)	18
Decrease (increase) in long-term prepaid expenses	73	(111)	(64)
Increase (decrease) in trade payables	(335)	169	178
Increase (decrease) in deferred revenues	(55)	203	188
Increase (decrease) in employees and payroll accruals	(23)	349	15
Decrease in accrued expenses and other liabilities	(927)	(158)	(1,309)
Liquidation damages related to January 2005 financing	-	200	-
Capital loss (gain) from sale of property and equipment	20	52	(40)
Others	-	-	(4)

Net cash used in operating activities from continuing operations (reconciled from continuing operations)	(4,255)	(1,279)	(2,629)
Net cash provided by (used in) operating activities from discontinued operations (reconciled from discontinued operations)	38	(442)	773

Net cash used in operating activities	(4,217)	(1,721)	(1,856)

Cash flows from investing activities:
Restricted cash, net	(70)	(2)	830
Short-term deposits, net	-	115	10
Purchase of property and equipment	(554)	(427)	(364)
Capitalization of software development costs	(1,328)	(1,415)	(1,575)
Proceeds from sale of property and equipment	8	103	112

Net cash used in investing activities	(1,944)	(1,626)	(987)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	172	535	117
Proceeds from exercise of warrants	1,747	1,179	819
Private placement share issuance, net	5,677	1,801	-
Issuance of convertible debt and detachable warrants, net	-	-	1,669
Receipt of short-term debt	2,006	-	-
Receipt of long-term debt	-	-	35
Repayment of long-term debt	(50)	(81)	(107)
Short-term bank credit, net	-	-	(206)

Net cash provided by financing activities	9,552	3,434	2,327

Foreign currency translation adjustments on cash and cash equivalents	54	(54)	45

Increase (decrease) in cash and cash equivalents	3,445	33	(471)
Cash and cash equivalents at the beginning of the year	1,635	1,602	2,073

Cash and cash equivalents at the end of the year	$5,080	$1,635	$1,602

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2005	2004

Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Interest	$240	$160	$37

Income taxes	$352	$-	$11

Supplemental disclosure of non-cash investing and financing activities:

Issuance of warrant in consideration of credit line	$264	$67	$256

Stock-based compensation that was capitalized as part of capitalization of software development costs	$56	$-	$-

Beneficial conversion feature related to price adjustment of the convertible debt following 2006 private placement share issuance	$730	$-	$-

Capital lease obligation incurred upon the acquisition of property and equipment	$39	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL

a.

Attunity Ltd. (“the Company” or “Attunity”) and its subsidiaries (collectively - “the Group”) develop, market and provide support for service-orientated software and solutions in the Workplace Applications, data and application integration market. Using Attunity’s software, companies are able to optimally connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated management-focused workplace applications. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision - an application generator; APTuser - a database retrieval and production report generator; and Mancal 2000 - a logistics and financial application software package.

In 2006, 2005 and 2004, the Company had a distributor that accounted for 21.5%, 14.1% and 11.2% of revenues, respectively.

	b.	Discontinued operations:

In January 2005, the Company discontinued its non-core consulting operations in France and Israel by selling the operations (1) in France for approximately € 50,000 ($ 65), payable in two installments in December 2005 and in December 2006, plus certain earn-out payments over a period of five years ending in 2009 and (2) in Israel for $ 57 payable in eight installments over two years. The facts and circumstances leading to this disposal included the characterization of consulting services as non-core and the focus on growing its core business.

The assets and liabilities of the discontinued component are presented separately in the balance sheets as of December 31, 2006 and 2005, within current assets and current liabilities. The results of the non-core consulting operations are presented as discontinued operations for all periods presented.

Those transactions were accounted for in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) and Emerging Issues Task Force (“EITF”) No. 03-13, “Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations”.

In the year ended December 31, 2005, the Company recorded a loss from discontinued operations of $ 290 that is comprised of:

Capital gain	$134
Results of discontinued operations (1)	(424)

Loss from discontinued operations	$(290)

F – 9

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

(1)

The results of operations in Israel and France were reported separately as discontinued operations in the statement of operations for the years ended December 31, 2005 and 2004, and are summarized as follows:

	Year ended December 31,

	2005	2004

Revenues	$186	$4,000
Cost of revenues	211	3,786

Gross profit (loss)	(25)	214
Operating expenses	399	362

Net loss	$(424)	$(148)

As of December 31, 2006 and 2005, $ 33 and $ 107, respectively, remained in assets of discontinued operations, and $ 0 and $ 36, respectively, remained in liabilities of discontinued operations. The assets in 2006 are comprised of the last payment in consideration of the sale of operations in France and in 2005 they are comprised mainly of trade receivables collection attributed to the non-core operations in the amount of $ 34 and of other receivables in the amount of $ 59.

The liabilities in 2005 are comprised mainly of trade payable related to the non-core operations in the amount of $ 26.

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

F – 10

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

F – 11

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	g.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In 2006, 2005 and 2004, no impairment losses were identified.

	h.	Goodwill:

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

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount.

The fair value was determined using discounted cash flows and market capitalization. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital.

In 2006, 2005 and 2004, no impairment losses were identified.

The change in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 is due to translation adjustments.

F – 12

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Research and development costs:

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”).

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

j.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

k.	Advertising expenses:

Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $125, $112 and $218, respectively.

F – 13

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

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

The fee is fixed or determinable - The Company considers all arrangements with payment terms extending beyond five months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

Collectibility is probable - The Company determines whether collectibility is probable on a case-by-case basis. When assessing probability of collection, the Company considers the number of years in business and history of collection. If the Company determines from the outset that collectibility is not probable based upon its review process, revenue is recognized as payments are received.

F – 14

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

With regard to software arrangements involving multiple elements, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support, consulting and training) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated among the elements of the arrangement.

The Company’s determination of fair value of each element in multiple-element arrangements is based on VSOE. The Company aligns its assessment of VSOE for the elements in the transaction to the price charged when the same element is sold separately. The Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has sufficient VSOE to allocate revenue to the maintenance and support, consulting and training (“professional”) services components of its license arrangements. The Company sells its professional services separately, and accordingly it has established VSOE for professional services based on its hourly or daily rates. VSOE for maintenance and support is determined based upon the customer’s actual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, the Company recognizes revenue from software licenses upon delivery using the residual method in accordance with SOP No. 98-9.

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

Revenues from royalties are recognized according to quarterly royalty reports; as such reports are received from customers. Royalties are received from customers who embedded the Company’s products in their own products and the Company is entitled to a percentage of the customer revenue from the combined product.

Under certain circumstances, license revenue consists of license fees received whereby under the terms of these license agreements, the Company’s software is modified to that customer’s specific requirements. Fees are payable upon completion of agreed upon milestones, such as delivery of specifications and technical documentation. Each license is designed to meet the specific requirements of the particular customer which include the rights to incorporate Company software into a customer’s own application specific product.

F – 15

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pursuant to SOP No. 97-2, revenues from license fees that involve customization of the Company’s software to customer specific specifications are recognized in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts. During 2006, the Company has completed its obligation under such agreement, and as a result, recognized all related revenues.

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

	m.	Concentrations of credit risks:

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

F – 16

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are mainly derived from sales to customers located primarily in the United States, Israel, Europe, the Far East and South America. The Company performs ongoing credit evaluations of its customers and, through December 31, 2006, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	n.	Accounting for stock-based compensation:

Prior to January 1, 2006, the Company accounted for stock-based employee compensation plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations as permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). No intrinsic value of stock-based compensation expense was recorded by the Company for the years ended December 31, 2005 and 2004.

Effective January 1, 2006, the Company adopted the fair value recognition and measurement provisions of SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is calculated using the Simplified Method, as defined in Staff Accounting Bulletin No 107, “Share-Based Payments”, as the average between the vesting period and the contractual life of the options. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

F – 17

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2006, 2005 and 2004 is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004

Dividend yield	0%	0%	0%
Expected volatility	73.1%	67.3%	69.0%
Risk-free interest	4.6%	3.9%	3.5%
Expected life	4 years	4 years	4 years

The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006 based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s loss before taxes on income and the net loss for year ended December 31, 2006, was $907 higher than if the Company had continued to account for equity-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 was $0.05 higher than if the Company had continued to account for equity-based compensation under APB No. 25.

Pro forma information regarding net loss and net loss per share has been determined as if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plans in all periods presented prior to the Company’s adopting SFAS 123(R) on January 1, 2006. The fair value of each stock option and stock purchase right was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Pro forma information under SFAS 123, is as follows:

	Year ended December 31,

	2005	2004

Net loss as reported	$(3,790)	$(4,040)
Deduct: stock-based employee compensation expenses determined under fair value based method for all awards	(877)	(616)

Pro forma net loss	$(4,667)	$(4,656)

Basic and diluted net loss per share:

As reported	$(0.22)	$(0.27)

Pro forma	$(0.28)	$(0.31)

F – 18

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Had compensation cost for the Company’s stock option plans been determined based on the fair value based method set forth in SFAS 123, the Company’s net loss and net loss per share would have been changed to the pro forma amounts indicated above.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expenses over the options’ vesting period, based on the straight-line method.

The Company applies SFAS 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees for services or goods provided. SFAS 123 requires the use of an option valuation model to measure the fair value of the warrants at the date of grant.

	o.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share adjusts basic net loss per share for the effect of convertible securities and stock options only in the periods in which such effect is dilutive.

The total weighted average number of shares related to the outstanding stock options and warrants excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 7,904,818, 8,690,191 and 8,976,887 for the years ended December 31, 2006, 2005 and 2004, respectively. In 2006 and 2005, 1,600,000 and 1,142,857 shares, respectively, resulting from the conversion of debt were excluded from the calculation of dilutive net loss per share due to their anti-dilutive effect.

	p.	Severance pay:

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

Severance pay expense for the years ended December 31, 2006, 2005 and 2004 amounted to $308, $224 and $320, respectively.

F – 19

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Deferred charges:

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

	s.	Reclassification:

Certain reclassifications were made to prior years’ financial statements to conform to the current year’s presentation.

	t.	Impact of recently issued accounting standards:

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from FASB Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the possible impact of the adoption of FIN 48 on its consolidated financial statements, however no material impact is expected from adopting FIN 48.

F – 20

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

F – 21

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2006	2005

Prepaid expenses	$331	$261
Government authorities	198	487
Employees	23	15
Advances to suppliers	-	440
Other	80	66

	$632	$1,269

NOTE 4: –	PROPERTY AND EQUIPMENT, NET

	December 31,

	2006	2005

Cost:
Computers and peripheral equipment	$3,819	$3,474
Office furniture and equipment	501	573
Motor vehicles	40	59
Leasehold improvements	1,179	902

	5,539	5,008

Accumulated depreciation	4,600	4,257

Depreciated cost	$939	$751

Depreciation expenses for the years ended December 31, 2006, 2005 and 2004 are $ 378, $ 328 and $ 388, respectively.

As for charges on the Company’s property and equipment, see Note 10.

F – 22

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5: –	SOFTWARE DEVELOPMENT COSTS, NET

	December 31,

	2006	2005

Software development costs	$19,721	$18,337
Less - accumulated amortization	15,287	14,164

Amortized cost	$4,434	$4,173

Amortization expenses for the years ended December 31, 2006, 2005 and 2004 are $ 1,123, $ 1,455, and $ 1,874, respectively.

Estimated amortization expenses for the years ending:

December 31,

2007	$1,365
2008	1,143
2009	1,058
2010	506
2011	362

$4,434

NOTE 6: –	CREDIT LINE

In June 2004, the Company entered into a credit line agreement (“the Agreement”) with Plenus Technologies Ltd. (“Plenus” or “the lender”). According to the Agreement, the lender undertook to make available to the Company a revolving credit facility in the aggregate amount of $ 3,000. The Agreement was scheduled to expire in June 2006.

The Company had not utilized any of the credit facility until the termination of the Agreement on March 27, 2006.

The Company signed a new loan agreement (“the New Agreement”), dated May 1, 2006, with the lender according to which the Company borrowed $ 2,000 effective as of March 27, 2006 (“the Effective date”).

The loan amount was paid in one installment on January 2, 2007.

The Company paid the lender interest on the principal amount outstanding at an annual rate of 6.5% for the period from the Effective date through June 3, 2006 and an interest at an annual rate of 9.44% for the period from June 4, 2006 through December 31, 2006.

As part of the New Agreement, the lender received a non-forfeitable exercisable warrant to purchase 192,000 of the Company’s Ordinary shares.

F – 23

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: –	CREDIT LINE (Cont.)

Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant in the amount of $ 264 was recorded as financial expenses in 2006. The aforementioned fair value was measured according to the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 4.7%, dividend yield of 0%, expected volatility of the Company’s Ordinary shares of 82.7%, and contractual life of 5 years.

On January 31, 2007, the Company signed a new loan agreement with the lender as described in Note 16.

NOTE 7: –	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2006	2005

Government authorities	$118	$449
Accrued expenses	544	722
Accrued termination cost (see also Note 15b)	117	265
Royalties to government authorities	247	435
Others	51	19

	$1,077	$1,890

NOTE 8: –	CONVERTIBLE DEBT AND DETACHABLE WARRANTS

In April 2004, the Company issued to a group of existing shareholders convertible debt in the amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $ 1.75 (subject to adjustments). The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $ 1.75 per share (subject to adjustments). The amount that may be converted will be equal to at least 50% of the face amount of the debt. The warrants expire three years after the date of grant.

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

F – 24

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

During the years ended December 31, 2006 and 2005, the Company recorded financial expenses in the amount of $ 400 per annum attributed to the amortization of the aforementioned debt discount.

In September 2006, the Company raised $ 6,000 in a private placement by selling 4,800,000 of its Ordinary shares, at $ 1.25 per share, as described in Note 12b.

According to the terms of the Convertible Promissory Note, the conversion price was adjusted to $ 1.25 per share. As a result, the number of shares that would be received upon conversion increased by 457,143 shares to 1,600,000 shares.

According to EITF 00-27, the aforementioned accounting treatment resulted in an incremental debt discount of $ 730. The discount is amortized over a 2.25 year period from the date of the adjustment until the stated redemption date of the debt.

During the year ended December 31, 2006, the Company recorded financial expenses in the amount of $ 71 attributed to the amortization of the aforementioned debt discount.

Issuance expenses in respect of the convertible debt in the amount of $247 were deferred and recorded as “deferred charges”. These deferred charges are amortized over the period from the date of issuance to the stated redemption date of the debt.

As of December 31, 2006, no shares were issued pursuant to the conversion of the debt or the exercise of the warrants.

	December 31,

	2006	2005

Principal of debt	$2,000	$2,000
Unamortized debt discount	(1,582)	(1,323)

Convertible debt, net	$418	$677

F – 25

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: –	LONG-TERM DEBTS

	December 31,

	2006	2005

Capital lease obligations, linked to the U.S. dollar and bearing interest of 12%	$6	$22
Capital lease obligations, linked to the Israeli Consumer Price Index and bearing interest of 5%	39	26

	45	48
Less - current maturities:
Capital lease obligations	22	15
Other loans	-	26

	$23	$7

As of December 31, 2006, the aggregate annual maturities of long-term debts are as follows:

First year (current maturities)	$22
Second year	16
Third year	7

	$45

See also Note 10.

NOTE 10: –	CHARGES (ASSETS PLEDGED)

a.

To secure the performance of the Company’s obligations pursuant to the New Agreement described in Note 6, the Company recorded a first priority floating charge in favor of the lender on all of its rights, title and interest in all its present and future tangible and intangible assets.

	b.	As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.

F – 26

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in June 2010. In addition, the Company leases motor vehicles and computers and peripheral equipment under operating leases. Future minimum commitments under these leases as of December 31, 2006, are as follows:

Year ended December 31,	Operating leases

2007	$1,063
2008	723
2009	554
2010 and thereafter	315

$2,655

Rent expenses under operating leases for the years ended December 31, 2006, 2005 and 2004 were $ 1,326, $ 1,094 and $ 739, respectively.

	b.	Royalties:

The Company has participated in programs sponsored by the Israeli Government for the support of research and development activities. Grants in the aggregate amount of $ 2,426 were received before June 2000 in respect of two product lines.

The Company was obligated to pay certain royalties which were contingent on actual sales of the products. As of December 31, 2006, the Company accrued its full obligation in respect of one product line and has no further obligation in respect of the other product line in the absence of sales.

NOTE 12: –	SHAREHOLDERS’ EQUITY

a.

The Ordinary shares of the Company are quoted on the NASDAQ Global market. The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.

On September 28, 2006, the Company signed a private placement agreement with certain investors. Pursuant to the agreement, the Company issued 4,800,000 of its Ordinary shares at $ 1.25 per share for a total consideration of $ 6,000. The investors also received, at no additional consideration, warrants to purchase 2,400,000 Ordinary shares at an exercise price of $ 1.25 per share, exercisable within three years from the issuance date.

	c.	During February and April 2006, a group of investors exercised 1,000,000 warrants with an exercise price of $ 1.75 per share for an aggregate consideration of $ 1,750.

F – 27

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

d.

On January 23, 2005, the Company signed a private placement agreement with certain investors. Pursuant to the agreement, the Company issued 727,273 of its Ordinary shares at $ 2.75 per share for total consideration of $ 2,000. The investors also received, at no additional consideration, warrants to purchase 290,909 Ordinary shares at an exercise price of $ 2.75 per share, exercisable until January 23, 2008, with a call provision that allows the Company to call the exercise of the warrants if the closing price of the Ordinary shares exceeds $ 4.70 for twenty (20) consecutive trading days. A delay in registration of the underlying shares resulted of exercise of the warrant, or failure to maintain their effectiveness, will require the Company to make pro rata payments to the investors, as monthly liquidated damages in an amount equal to 2% of the aggregate amount invested. In 2005, the Company issued to its above mentioned investors Ordinary shares in the amount of $ 200 as a result of a five month delay in registration (liquidated damage).

	e.	During the first quarter of 2005, former investors of the Company exercised their warrants for an aggregate consideration of $ 1,179.

	f.	Stock Option Plans:

Under the Company’s 1994, 1998, 2001 and 2003 Stock Option Plans (“the Plans”), the Company has granted options to purchase Ordinary shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company’s Ordinary shares on the date of grant for incentive stock options and 75% of the fair market for non-qualified options. Under the terms of these plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant or with the date of hire (for new employees at their first grant). The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

Under the Plans, 6,500,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become available for future grants. As of December 31, 2006, there are 1,293,224 options available for future grants.

F – 28

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31, 2006

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

	In thousands		Years

Outstanding at beginning of year	3,552	$1.81
Granted	1,179	$1.84
Exercised	(108)	$1.60
Canceled or forfeited	(472)	$2.18

Outstanding at end of year	4,151	$1.78	5.0	$	*) 74

Vested and expected to vest at end of year	4,013	$2.08	4.8	$	*) 74

Exercisable at end of year	2,617	$2.11	4.6	$	*) 74

*)

Represents intrinsic value of 220,000 outstanding, exercisable and vested options that are in-the-money as of December 31, 2006. The remaining outstanding, exercisable, vested and expected to be vest options are out of the money as of December 31, 2006 and their intrinsic value was considered as zero.

The options outstanding as of December 31, 2006, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted average exercise price of options exercisable

	In thousands	Years		In thousands

$0.8 - 0.91	220	3.8	$0.90	220	$0.90
$1.05 - 1.42	975	2.3	$1.32	791	$1.33
$1.5 - 2.25	1,541	4.8	$1.93	686	$1.86
$2.3 - 2.46	1,110	7.7	$2.34	709	$2.35
$2.63 - 3.13	166	7.7	$2.79	72	$2.81
$4.5 - 6.5	21	3.5	$6.50	21	$6.50
$6.88 - 9.75	118	3.1	$8.12	118	$8.12

	4,151		$1.78	2,617	$2.12

F – 29

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

Weighted average fair values and weighted average exercise prices of options whose exercise prices are equal to, lower than or exceed market price of the shares at date of grant are as follows:

	Year ended December 31,

	2006		2005		2004

	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Equals market price at date of grant	$1.07	$1.84	$1.66	$2.61	$1.27	$2.38

Upon exercise of options by employees, the Company has a policy of issuing registered shares for all options exercised.

g.	Warrants:

The Company has issued warrants, as follows:

Issuance date	Outstanding as of December 31, 2006	Exercise price		Exercisable as of December 31, 2006	Exercisable through

February 2004 (1)	40,000	*)	$1.25	40,000	February 4, 2007
April 2004 (2)	480,000	*)	$1.25	480,000	April 28, 2007
June 2004 (3)	250,909	*)	$1.25	250,909	**) January 30, 2012
January 2004 (4)	290,909		$2.75	290,909	January 23, 2008
May 2006 (5)	192,000	*)	$1.25	192,000	**) January 30, 2012
September 2006 (6)	2,400,000		$1.25	2,400,000	October 9, 2009
September 2006 (7)	100,000		$1.25	100,000	October 9, 2009

	3,753,818			3,753,818

(1)	Issued to consultants and agents. These warrants expired with no exercise on February 4, 2007.

(2)	Issued to the holders of the convertible debt (see Note 8).

(3)	Issued to the lender as part of the credit line agreement (see Note 6).
200,000 warrants were issued in June 2004 and 50,909 warrants were issued in June 2005.

(4)	Issued to the investor of the private investment carried out in January 2005 (see Note 12d). Most of the warrants were sold in 2006 to certain shareholders.

(5)	Issued to the lender as part of the credit line agreement (see Note 6).

(6)	Issued to the investor of the private investment carried out in September 2006 (see Note 12b).

(7)	Issued to an agent as finder’s fee in respect of the private investment carried out in September 2006 (see Note 12b).

*)	The exercise price was adjusted to $ 1.25 as a result of the September 2006 private investment (see Note 12b).

**)	The exercise period was extended as part of the agreement described in Note 16.

F – 30

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

	h.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in new Israeli shekels (“NIS”). The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 13: –	INCOME TAXES

	a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The production facilities of the Company and its subsidiary, Attunity Software Services Ltd. (“ASS”), have been granted an “Approved Enterprise” status under the Investment Law.

The Company has four investments programs. The fourth investment program was approved in 2000 and will expire in 2014. The investment period under this program was expanded through June 2005. Its completion was not finally approved yet. The investment program, which was approved in 1992, expired in 2006 and the investment programs which were approved in 1994 and 1997, will expire in 2009 and 2011, respectively. As of December 31, 2006, the Company received final approvals regarding completion of the first three investment programs.

According to the provisions of the Law, the Company has elected to enjoy the “alternative benefits” track - the waiver of grants in return for a tax exemption and, accordingly, income derived from the “Approved Enterprise” will be tax-exempt for a period of two years commencing with the year it first earns taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in the Company, for an additional period of five to eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval.

ASS has been granted status as an “Approved Enterprise” for two separate investment programs from 1991 and 1993 whereby it has elected to receive Government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. In 1993, ASS received approval for an expansion of the aforementioned programs whereby it has elected to enjoy the “alternative benefits” track - the waiver of grants in return for tax exemption and, accordingly, its income from the “Approved Enterprise” will be tax-exempt for a period of 10 years commencing with the year it first earns taxable income.

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an “Approved Enterprise”. As of December 31, 2006, the accumulated deficits of the Company and ASS do not include tax-exempt profits earned by an “Approved Enterprise”.

F – 31

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

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the existing Approved Enterprise of the Israeli subsidiary will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the amended Investment Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provision of the amended Investment Law.

b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

The Company’s results for tax purposes are measured and reflected in real terms NIS after adjustments for increases in the Israeli Consumer Price Index. As explained in Note 2b, the financial statements of Attunity are presented in U.S. dollars. The difference between the annual change in the Israeli Consumer Price Index and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes shown in the financial statements. In accordance with paragraph 9(f) of Statement of Financial Accounting Standards No. 109, the Company has not provided deferred income taxes on temporary differences resulting from change in exchange rates and indexing for tax purposes.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company and ASS are “industrial companies” under the above law and as such are entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. These companies may also be entitled to deduct over a three year period expenses incurred in connection with a public share offering and to amortize know-how acquired from a third party.

F – 32

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: –	INCOME TAXES (Cont.)

	d.	Tax loss carryforwards:

Net operating loss carryforwards as of December 31, 2006 are as follows:

Israel	$37,404
United States *)	6,748
UK	2,717
Hong Kong	2,196
Other	990

$50,055

Net operating losses in Israel, the UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will expire in the years 2007-2026.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2006	2005

Net operating loss carryforwards	$12,537	$11,558
Other	1,482	1,059

Total deferred tax asset before valuation allowance	14,019	12,617
Less - valuation allowance	(14,019)	(12,617)

Net deferred tax assets	$-	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

During fiscal year 2006, the Company increased the valuation allowance by $ 1,402 to $ 14,019.

F – 33

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: –	INCOME TAXES (Cont.)

	f.	Reconciliation on of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company (2004 - 35%, 2005 - 34%, 2006 - 31%) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods).

Tax expenses mainly represent withholding taxes on royalties.

No tax asset was recorded since the Company does not expect to utilize such asset in the foreseeable future.

	g.	Pre-tax loss:

	Year ended December 31,

	2006	2005	2004

Domestic	$(7,417)	$(3,005)	$(3,121)
Foreign	1,107	(330)	(692)

	$(6,310)	$(3,335)	$(3,813)

h.	Reduction in corporate tax rate:

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

The Company manages its business on the basis of one reportable segment: computer software integration tools and application development tools. Total revenues are attributed to geographic areas based on the location of the end customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information”.

Revenues from sales to unaffiliated customers:

	Year ended December 31,

	2006	2005	2004

Israel	$1,290	$1,514	$1,447
United States	7,897	8,112	6,329
Europe	2,573	3,550	3,911
Far East	938	1,138	1,203
Other	650	835	747

	$13,348	$15,149	$13,637

F – 34

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (Cont.)

In 2006, 2005 and 2004, over 85% of license revenues are derived from the Connect product.

The Company’s maintenance and support revenues are derived from annual maintenance and support payments made by customers who use the Connect product or the CorVision, Mancal 2000 and APT user products, which are legacy products. In addition, maintenance and support revenues are derived from annual maintenance and support payments made by customers who use the Attunity InFocus software. In 2006, 2005 and 2004, maintenance and support revenues derived from the legacy products represented 28%, 38% and 47%, respectively out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2006, 2005 and 2004 related to the Connect product represented 71%, 62% and 53%, respectively out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2006 related to the InFocus product represented 1% out of the total consolidated maintenance and support revenues.

In 2006, 2005 and 2004, the Company had a distributor that accounted for 21.5%, 14.1% and 11.2% of revenues, respectively.

The Company’s long-lived assets are as follows:

	December 31,

	2006	2005

Israel	$11,389	$10,723
United States	125	240
Other	95	123

	$11,609	$11,086

NOTE 15: –	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development costs, net:

	Year ended December 31,

	2006	2005	2004

Total costs	$5,200	$4,086	$3,050
Capitalized software development costs	(1,328)	(1,415)	(1,575)

	$3,872	$2,671	$1,475

b.	Termination costs:

During 2004, the Company recorded $ 1,714 in termination expenses in respect of its Chief Executive Officer’s and other senior employees’ termination of employment.

F – 35

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15: –	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

	c.	Financial income (expenses), net:

	Year ended December 31,

	2006	2005	2004

Financial income:
Interest and other income	$104	$72	$39
Foreign currency translation differences, net	201	–	39

	305	72	78

Financial expenses:
Interest	(317)	(197)	(156)
Amortization of debt discount	(471)	(400)	(277)
Amortization of deferred expenses (issuance expenses and credit line costs)	(400)	(226)	(111)
Foreign currency translation differences, net	–	(39)	–

	(1,188)	(862)	(544)

	$(883)	$(790)	$(466)

In 2006, 2005 and 2004, the financial expenses include amounts of $ 518 and, $ 449 and $ 360, respectively, related to the convertible debt issued to principal shareholders and described in Note 8.

In 2006, 2005 and 2004, the financial expenses include amounts of $ 353, $ 177 and $ 28, respectively, related to the credit line described in Note 6.

NOTE 16: –	SUBSEQUENT EVENTS

On January 31, 2007, the Company entered into a new Loan Agreement with Plenus and its affiliates, whereby Plenus provided a $ 2,000 loan, and, upon future achievement of a certain milestone (related to achievement of revenues targets), will lend an additional $ 1,000. The date on which the additional $ 1,000 will be provided is referred to as the Second Closing.

The outstanding loan amount will be due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan will accrue interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and will be paid on a quarterly basis.

F – 36

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16: –	SUBSEQUENT EVENTS (Cont.)

In addition, the Company issued to Plenus warrants, exercisable until January 30, 2012, to purchase up to 439,883 Ordinary shares at an exercise price per share of $ 1.364, subject to adjustments; and warrants to purchase up to such number of Ordinary shares equal to $ 300,000 divided by the average of closing prices of an Ordinary share as reported on NASDAQ in the 90 days preceding the Second Closing (which would also be the exercise price per share). The exercise price per share is subject to adjustment (down to a minimum of $ 0.18 per share). These warrants are not exercisable unless and until the Second Closing has occurred and will expire on the fifth anniversary of the Second Closing.

In order to secure its obligations under the Loan Agreement and the warrants, the Company recorded a first priority fixed charge in favor of Plenus on all of its intellectual property, and a first priority floating charge on all of its assets. The Security Agreements contain certain limitations on, among other things, the Company’s ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of Plenus.

As part of the Loan Agreement, the exercise period of warrants previously issued to Plenus was extended (see Note 12g (items 3 and 5)) such that the exercise period will lapse on January 30, 2012.

F – 37

S I G N A T U R E S

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD

By:	/s/ Aki Ratner

Aki Ratner
Chief Executive Officer

Dated: March 30, 2007