Form 20-F
period 2007-12-31
ATTUNITY LTD
filed 2008-04-02
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,196,236

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.

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

i

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

☐ Yes    ☒ No

- ii -

INTRODUCTION

        Unless indicated otherwise by the context, all references in this Annual Report to:

—	"we", "us", "our", "Attunity", or the "Company" are to Attunity Ltd and its subsidiaries;

—	"dollars" or "$" are to United States dollars;

—	"NIS" or "shekel" are to New Israeli Shekels;

—	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

—	the "SEC" are to the United States Securities and Exchange Commission;

—	“Investors Group” are to a group of investors, which included among others Mr. Shimon Alon, the Chairman of our board of directors, Mr. Ron Zuckerman, a member of our board of directors, and Mr. Itzhak (Aki) Ratner, our Chief Executive Officer and a member of our board of directors. The stockholders agreement among the members of the group expired on March 1, 2007; and

—	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market) or NASDAQ Capital Market (formerly, the Nasdaq SmallCap).

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

        We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects,” as well as elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D – “Key Information- Risk Factors.”

- iii -

TABLE OF CONTENTS

PART I	1
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3. KEY INFORMATION	1
A. Selected Financial Data	1
B. Capitalization and Indebtedness	2
C. Reasons for the Offer and Use of Proceeds	2
D. Risk Factors	2
ITEM 4. INFORMATION ON THE COMPANY	14
A. History and Development of the Company	14
B. Business Overview	16
C. Organizational Structure	23
D. Property, Plants and Equipment	23
ITEM 4A.UNRESOLVED STAFF COMMENTS	24
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
A. Operating Results	24
B. Liquidity and Capital Resources	33
C. Research and Development, Patents and Licenses	35
D. Trend Information	35
E. Off-Balance Sheet Arrangements	35
F. Tabular Disclosure of Contractual Obligations	35
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	36
A. Directors and Senior Management	36
B. Compensation	39
C. Board Practices	41
D. Employees	47
E. Share Ownership	48
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A. Major Shareholders	50
B. Related Party Transactions	52
C. Interests of Experts and Counsel	52
ITEM 8. FINANCIAL INFORMATION	52
A. Consolidated Statements and Other Financial Information	52
B. Significant Changes	53
ITEM 9. THE OFFER AND LISTING	53
A Offer and Listing Details	53
B. Plan of Distribution	54
C. Markets	54
D. Selling Shareholders	54
E. Dilution	54
F. Expense of the Issue	54

iv

- v -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated statements of operations data for the years ended December 31, 2007, 2006 and 2005 and the selected consolidated balance sheet data as of December 31, 2007, 2006 and 2005, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statements of operations data for the years ended December 31, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003, which have been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this Annual Report.

        The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 – “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this Annual Report.

Balance Sheet Data:

	December 31,
	2007	2006	2005	2004	2003
	(U.S. dollars in thousands)

Working capital (deficiency)	$(1,720)	$1,381	$(939)	$(1,403)	$(531)
Total assets	15,657	21,353	17,355	18,143	20,209
Short-term debt, including current maturities
of long-term debt	18	2,022	41	70	308
Long-term debt, less current maturities	2,009	23	7	62	99
Shareholders' equity	6,666	12,312	9,300	9,672	10,473
Paid in capital	103,924	102,772	93,355	90,157	87,029

Income Statement Data:

	Year ended December 31,
	2007	2006	2005	2004	2003
	(U.S. dollars in thousands, except per share data)

Revenues	$12,146	$13,348	$15,149	$13,637	$12,494

Cost of revenues	2,223	2,404	3,209	3,667	4,779
Research and development costs, net (1)	3,906	3,872	2,671	1,475	1,491
Selling and marketing expenses	7,985	9,555	9,370	7,703	5,713
General and administrative expenses	2,646	2,959	2,192	2,465	2,633
Costs in respect of lawsuits	--	--	--	--	925
Restructuring and termination costs	1,111	--	--	1,714	--
Liquidated damages related to January 2005 financing	--	--	200	--	--

Total operating expenses	17,871	18,790	17,642	17,024	15,541
Operating loss	(5,725)	(5,442)	(2,493)	(3,387)	(3,047)
Financial income (expenses), net	(1,088)	(883)	(790)	(466)	236
Other income (expenses)	(26)	15	(52)	40	--

loss before taxes on income	(6,839)	(6,310)	(3,335)	(3,813)	(2,811)
Income taxes	97	174	165	79	84

Loss from continued operations	(6,936)	(6,484)	(3,500)	(3,892)	(2,895)
Loss from discontinued operations	--	--	(290)	(148)	(61)

Net loss	$(6,936)	$(6,484)	$(3,790)	$(4,040)	$(2,956)

Basic and diluted net loss per share from
continuing operations	$(0.30)	$(0.34)	$(0.21)	$(0.26)	$(0.20)

Basic and diluted net loss per share from
discontinued operations	$(0.00)	$(0.00)	$(0.02)	$(0.01)	$(0.00)

Basic and diluted net loss per share	$(0.30)	$(0.34)	$(0.22)	$(0.27)	$(0.20)

Number of shares used to compute basic and diluted
loss per share	23,185	19,333	16,939	15,151	14,767

(1) Total research and development costs are offset in part by capitalization of certain computer software development costs.

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

        The following risk factors, among others, could in the future affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. Before you decide to buy, hold, or sell our ordinary shares, you should carefully consider the risks described below, in addition to the other information contained elsewhere in this Annual Report. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operation could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occurs. In that event, the price for our ordinary shares could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Business

We have a history of operating losses and may not achieve or sustain profitability in the future.

        We incurred an operating loss in the fiscal year ended December 31, 2007 and in the four preceding years. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses.

We may need to raise additional capital in the near future, which may not be available to us.

        Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter depending on the timing of orders and deliveries, and the payment terms offered to our customers. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2009, we may need to raise additional funds in the near future for a number of uses, including:

—	implementing marketing and sales activities for our products and services;

—	expanding research and development programs; and

—	hiring additional qualified personnel.

        As of the date of this filing, we have initiated efforts to raise additional capital. However, we may not be able to obtain additional funds on a timely basis, on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

—	develop new products;

—	enhance our existing products;

—	remain current with evolving industry standards;

—	expand our sales and marketing programs;

—	take advantage of future opportunities; or

—	respond to competitive pressures or unanticipated requirements.

        If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

If we do not meet our internal revenue projections, we will have to implement a cost reduction plan in order to fund our operations.

        Our operating plan for each fiscal year includes certain estimates and assumptions regarding various matters, including our expected revenues. Our failure to meet the key parameters of our operating plan, especially our internal revenue projections, may require us to implement a cost reduction plan. Such a plan may include any of the following elements or a combination thereof:

—	raising additional capital (see above under “We may need to raise additional capital in the near future, which may not be available to us”);

—	a workforce reduction;

—	curtailment of our sales and marketing activities;

—	reduce our research and development expenses;

—	sell or discontinue certain operations; and/or

—	explore other strategic alternatives.

        In order for such cost reduction plan to be effective, we may need to implement it in a timely manner in response to short-term or unexpected decreases in revenues. If we fail to implement such plan (if and when necessary) on a timely basis, we may not have sufficient funds to conduct our operations.

        Even if we do implement such plan, our business, prospects, financial condition and results of operations may be materially adversely affected. For example, if we were to reduce our workforce, we are likely to experience difficulties in developing new products or products enhancement.

One of our OEM partners that accounted for more than 15% of our revenues in 2007, ended one of its OEM Agreements with us. A loss of this partner or a further reduction or delay in orders from such partner could harm our business.

        In 2007, 2006 and 2005, one of our Original Equipment Manufacturer, or OEM, partners accounted for 16.9%, 21.5% and 14.1% of our revenues, respectively. During 2007, this OEM partner ended one of its OEM Agreements with us due to a change in its internal data integration strategy for open systems. This OEM Agreement accounted for approximately 12.7% of our revenues in 2007. There can be no assurance that such partner will continue to use our additional products and services. A further reduction, delay or cancellation in orders from such partner, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

Our future growth will depend upon market acceptance of the Attunity InFocus and the development of a market for such product.

        Our success depends among others on the acceptance of our new products and technologies and the development of the targeted markets. In December 2005, we launched Attunity InFocus, which we believe to be one of the first workplace-focused composite application platforms, designed to help businesses to detect and resolve those complex issues that affect their operations, by providing real-time information visibility with integrated activity and resolution management. During 2005, 2006 and 2007 we invested, and plan to continue to invest in 2008, in developing Attunity InFocus and in creating and increasing its market acceptance. There is no assurance that the market or demand for workplace-focused composite application platforms, such as Attunity InFocus, will develop as rapidly as we expect or at all, or even if such market develops, that we will be successful in marketing and selling Attunity InFocus and growing revenues to justify our investments. In particular, we believe that successful positioning of Attunity InFocus is a critical factor in our ability to achieve growth.

Our operating results vary quarterly and seasonally.

        We have often recognized a substantial portion of our revenues in the first quarter and in the last quarter of the year and in the last month, or even weeks or days, of a quarter. Our expense levels are substantially based on our expectations for future revenues and are therefore relatively fixed in the short term. If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

        Our operating results reflect seasonal trends and we expect to continue to be affected by such trends in the future, primarily in the third quarter ending September 30, when we expect to continue to experience relatively lower sales mainly as a result of reduced sales activity in Europe during the summer months. Due to the foregoing factors, in some future quarter our operating results may be below the expectations of public market analysts and investors. In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

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

        We are based in Israel and generate a large portion of our sales outside the United States. Our sales outside of the United States accounted for 38.4%, 40.8% and 46.5% of our total revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

        As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

—	the impact of possible recessionary environments in multiple foreign markets;

—	longer receivables collection periods and greater difficulty in accounts receivable collection;

—	unexpected changes in regulatory requirements;

—	difficulties and costs of staffing and managing foreign operations;

—	reduced protection for intellectual property rights in some countries;

—	potential tax consequences; and

—	political and economic instability.

        We cannot be certain that we, our distributors or our resellers will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

        Adverse economic conditions in markets in which we operate which led to recession fears can harm our business. If economic growth in the United States and other countries’ economies is slowed, many customers may delay or reduce technology purchases.

Our results of operations may be harmed by currency fluctuations.

        We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in dollars, the British Pound, the Hong Kong Dollar and the Euro, a significant portion of our expenses are incurred in NIS. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.

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

        We are not aware that we have infringed any proprietary rights of third parties. It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

—	result in costly litigation;

—	divert management's attention and resources;

—	cause product shipment delays; and

—	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

        If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.

A significant portion of our revenues are dependent on maintenance payments from customers using our legacy products.

        Approximately 12.4% of our total revenues in the year ended December 31, 2007 and 13.0% of our total revenues in the year ended December 31, 2006 were derived from annual maintenance payments made by customers who use CorVision, Mancal 2000 and APTuser, which are legacy software products. In 2007, 2006 and 2005, these revenues on a consolidated basis totaled $1.5 million, $1.8 million and $2.3 million, respectively. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a reduction in our maintenance revenues and adversely affect our operating results.

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

        The markets for our software products are fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market and, consequently, the entrance of new competitors into the market. Such new entrants may include the IT departments of current and potential customers of ours that develop solutions that compete with our products. Our existing and potential competitors, such as Informatica, iWay software and IBM who compete with our Attunity Integration Suite, or AIS offerings, may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results and stock price.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a), which apply to us for the first time in 2007, have resulted in minor increase of our general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risk Factors Relating to Our Ordinary Shares

The delisting of our ordinary shares from NASDAQ may reduce their liquidity.

        In February 2008, our ordinary shares were delisted from the NASDAQ Capital Market and, effective February 26, 2008, they are quoted on OTC Bulletin Board, an electronic quotation medium regulated by the Financial Industry Regulatory Authority. Securities traded on the OTC Bulletin Board typically have low trading volumes. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. As a result, there may be only a limited public market for our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares. In addition, unlike NASDAQ and the various international stock exchanges, there are no corporate governance requirements imposed on OTC Bulletin Board-traded companies.

Our ordinary shares are subject to the “Penny Stock” rules of the SEC if our assets decrease significantly, and the trading market in our ordinary shares is limited. This makes transactions in your ordinary shares cumbersome and may reduce the value of your shares.

        The SEC has adopted Rule 3a51-1 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

—	that a broker or dealer approve a person's account for transactions in penny stocks; and

—	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

—	obtain financial information and investment experience objectives of the person; and

—	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

—	sets forth the basis on which the broker or dealer made the suitability determination; and

—	that the broker or dealer received a signed, written statement from the investor prior to the transaction.

        Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in its market value.

        Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Our share price has been volatile in the past and may decline in the future.

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of our ordinary shares; and

—	share price, NASDAQ delisting and volume fluctuations.

        Domestic and international stock markets and electronic trading platforms often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the price of our ordinary shares.

Our directors and executive officers own a substantial percentage of our ordinary shares.

        As of March 15, 2008, our directors and executive officers beneficially own approximately 19.5% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares on exercise or conversion of outstanding warrants and convertible notes and/or substantial future sales of our ordinary shares may depress our share price.

        As of March 15, 2008, we had approximately 23.2 million ordinary shares issued and outstanding and approximately 9.2 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants and the conversion of convertible notes. The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and convertible notes will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issuable upon the exercise or conversion of outstanding warrants, convertible notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

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

        Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, since mid- 2007, Hamas and other Palestinian movements have been launching, from time to time, missile strikes from the Gaza strip into southern Israel. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

        Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations. We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the New Israeli Shekel, or NIS, the British Pound Sterling and the Hong-Kong Dollar. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results.

        Since a considerable portion of our expenses, such as employees’ salaries, are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2005, 2006 and 2007, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

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

        We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. Since December 31, 2006, we have no further obligation to pay royalties to the Chief Scientist in respect of sales of our products. However, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, serves as a director of our company or as our chief executive officer is generally required to notify the same to the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

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

        We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

        Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

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

        We began operations in 1989 and when we went public in December 1992, our principal products were the APT product family of software productivity tools, comprised of the APTuser – a production report generator and APTools – a comprehensive software development system. In 1993, we acquired Meyad Computers Company (1991) Ltd. (now known as Attunity Software Services (1991) Ltd.) which owned Mancal 2000 – a financial and logistic application software package. In 1994, we acquired Cortex Inc., which owned CorVision – an application generator for enterprise applications. In 1996, we released Attunity Connect® – a universal data and application access product. Attunity Connect was complemented by the launch of Attunity Federate in 2004 to provide virtual data federation, or what is sometimes alternatively called Enterprise InFormation Integration (EII). And in 2004 we also introduced Attunity Stream, a change-data-capture technology for streaming just the changes from one data source to another, often used in near-real-time applications and for more efficient data movement in enterprise environments. In 2005, we released Attunity InFocus – a new software platform for workplace – focused composite applications; applications focused on management resolution of business critical events.

Recent Business Developments

        In March 2007, we closed our offices in France and Australia and terminated our employees in these locations. Termination costs were approximately $0.7 million.

        In October 2007, we underwent a restructuring process to reduce our operating costs, which involved the termination of nearly 25% of our worldwide workforce. Termination costs were approximately $0.4 million.

        In December 2007, one of our Original Equipment Manufacturer, or OEM partners, that accounted for approximately 16.9% of our revenues in 2007, terminated one of its OEM agreements with us that accounted for approximately 12.7% of our revenues in 2007. Such termination was due to a change in the OEM partner’s internal data integration strategy for open systems and we do not expect the termination to affect other ongoing businesses or engagements with the OEM partner.

        In December 2007, we entered into a worldwide OEM agreement with Microsoft Corporation. Under the agreement, which has an initial term of five years, we commenced providing Microsoft with our Attunity Connect adapters for Microsoft SQL Server 2008 in January 2008. Global in scope, the OEM agreement also covers a sublicense to resellers, developers and distributors of Microsoft. The overall value of the OEM agreement is approximately $2.9 million of license, maintenance and services and we expect to realize revenues of over $1.0 million in 2008 from such agreement. Under the OEM agreement, Microsoft may terminate the OEM agreement upon a change of control of Attunity.

        In February 2008, our ordinary shares were delisted from the NADAQ Capital Market and, commencing February 26, 2008, they are quoted on OTC Bulletin Board, under the ticker symbol “ATTUF.OB”

        Our principal financing activities in the past three fiscal years were as follows:

—	At the annual meeting of our shareholders held in December 2007, our shareholders authorized the Company to raise up to $3 million in a private placement of convertible notes and warrants, as long as it is completed until March 31, 2008. However, we have not completed such private placement to date.

—	In September 2006, we completed a private placement transaction in which we issued (i) 4,800,000 ordinary shares at a purchase price of $1.25 per share, resulting in aggregate proceeds (before expenses) of $6.0 million and (ii) warrants to purchase up to 2,400,000 of our ordinary shares with an exercise price of $1.25 per share (see Item 10C “Additional Information – Material Contracts – 2006 Private Placement”);

—	During February and April 2006, the Investors Group exercised 1,000,000 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of $1,750,000. During the first quarter of 2005, other investors of the Company exercised 673,845 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of approximately $1,179,000; and

—	In January 2005, we completed a private placement transaction in which we issued (i) 727,273 ordinary shares at a purchase price of $2.75 per share, resulting in aggregate proceeds (before expenses) of approximately $2.0 million and (ii) warrants to purchase up to 290,909 of our ordinary shares with an exercise price of $2.75 per share. In February 2006, the Investors Group acquired some of these warrants (see Item 7A “Major Shareholders – Significant Changes in the Ownership of Major Shareholders”).

B.	BUSINESS OVERVIEW

Overview

        Building on nearly 20 years of history delivering data and application integration solutions, we are one of the leading innovators in the Composite Applications market focused on the business workplace with our flagship product Attunity InFocus. Designed to significantly improve the way organizations detect and resolve those complex issues that can most affect their business, Attunity InFocus provides real-time dashboard-like information visibility with integrated activity and resolution management.

        Using Attunity’s software, companies are able to optimally connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated workplace-focused composite applications. We also provide maintenance, consulting, and other related services for our products including maintenance services for our legacy products: CorVision – an application generator; APTuser – a database retrieval and production report generator; and Mancal 2000 – a logistics and financial application software package.

        With successful deployments of our software at thousands of organizations worldwide, we have nearly 20 years of experience in providing enterprise-class software, both directly and indirectly through a number of strategic and OEM agreements with global-class partners, such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos Incorporated.

Our Strategy

        Our objective is to become the worldwide leader in software solutions for enterprise workplace application. Our strategy is to develop and sell innovative and rapidly deployable software solutions that help organizations improve the effectiveness of their business, management teams, and company interactions. The key elements of our strategy include:

—	increasing our technological lead by investing in research and development activities around our existing product offerings and further developing new and innovative technology solutions that increase our value to our customers and prospects;

—	expanding strategic partnerships and sales through indirect channels, OEMs and strategic partnerships;

—	expanding our marketing and sales force. We have developed our customer base and sales locations through our network of international offices, from which we offer sales ,professional services, technical support, partner development;

—	expanding the customer base for our software solutions and services. We intend to secure new customers by leveraging on our new product offerings and existing relationships with OEM partners and other customers; and

—	building deep, long-term and mutually valuable relationships with both our current as well as prospective customers. We plan to build on our relationships with our existing customers in North America, Europe, Asia, and in the Middle East who represent numerous areas of business segments.

Products and Services

Attunity InFocus – a software platform for composite workplace applications

        Attunity InFocus, which was first released in December 2005, is a software platform designed to rapidly configure, deploy, run and manage composite applications focused on the business workplace. It is designed to help an organization’s business managers detect and resolve those critical events and issues that can have the most effect on the business.

        Key Features

■	Contextual information from any source (internal and external)

■	Structured data and unstructured information (such as Internet, Real Simple Syndication (RSS), email, documents etc.)

■	Sophisticated alerting

■	Contextual collaboration

■	Personal notes and annotations

■	Journaling for historical reference and knowledge-learning

■	Rich User Interface (UI)

■	Service-orientated architecture (SOA)

        Key Benefits

■	Fast deployment

■	Real-time visibility, identification and resolution of critical business issues

■	Better peer-reviews, teamwork and collaboration

■	Improved management effectiveness and control

■	Activity audit improves compliance and learning

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

        Key Features

■	Standard, service-oriented interfaces (SQL, XML, Web services)

■	Comprehensive pre-built adapter library on virtually any platform

■	Transactional read/write integration

■	Query governing

■	Enterprise class scalability, reliability and performance

■	Certified with leading BI (Business Intelligence) and EAI products

■	Simple installation and fast configuration using wizard-based GUI (Graphic User Interface)

        Key Benefits

■	Accelerates integration projects

■	Reduces implementation risk

■	Reduces the cost of ownership

■	Maximizes the utilization of existing legacy systems

■	Increases ROI (Return on Investment) with support for multiple IT initiatives with a single solution

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

        Key Features

■	Real-time capture of changes from most data sources, including Oracle and SQL Server, as well as mainframe data sources such as VSAM, DB2

■	SQL-based change delivery for ETL and data-oriented applications

■	XML-based change delivery for EAI and message-oriented applications

■	Simple installation and fast configuration using wizard-based GUI

■	Auditing and recoverability

        Key Benefits

■	Improves data timeliness in the data warehouse (up to the second)

■	Significantly reduces the required resources for ETL

■	Eliminates downtime for ETL

■	Enables event-driven Business Activity Monitoring (BAM)

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

        Key Features

■	Real-time information integration across disparate data source

■	A virtual metadata catalog of information sources and data models

■	High performance and availability

■	Robust security and access control

■	Broad set of standard SQL and XML interfaces

■	Distributed query optimization and processing

■	Read and Write capabilities, with support for transaction management

■	Simple installation and fast configuration using wizard-based GUI

        Key Benefits

■	Decouples applications from data sources using a virtual insulation layer

■	Serves users with a 360° single view of enterprise information (e.g., customer)

■	Simplified data models for business users

■	Reduces data redundancy

■	Uses real-time operational data

■	Improves business insight by integrating operational and historical DW (Data Warehouse) information

Legacy Products

        Our legacy products, which are not part of the Attunity Integration Suite, or AIS package, include the following:

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

Customer Support Services

        We provide the following direct support services to our customers:

        Hot-line Support. We provide technical advice and information on the use of our products. Our hot-line support is also responsible for publishing technical bulletins and distributing new versions of software and program “patches.” Such hot-line customer support is typically provided through toll-free telephonic support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. We have hot-line operations in the United States, Israel and China. Support is provided via telephone, remote-access and e-mail. A substantial majority of our customers are covered by support contracts, with, in some cases, services being provided by local subcontractors.

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

Sales and Marketing

        Our products and services are sold through both direct and indirect channels, including distributors, value-added resellers, and OEM partners. For example, in December 2007 we entered into an OEM agreement with Microsoft, whereby we agreed to provide our Attunity Connect adapters to Microsoft SQL Server 2008. We also maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel. We distribute our products in Japan, South Korea, Taiwan, Singapore, Germany, Spain and South and Central America through independent distributors. Our field force is comprised of 11 persons in North America, 10 persons in Europe, the Middle East and Africa, and 4 persons in the Asia Pacific region.

        Over the course of the past four years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors and system integrators. We have entered into a number of partnerships, such as:

OEM & Value Added Reseller Partners: Oracle, Hewlett Packard, Attachmate, IBM, Motorola, GE Healthcare (formerly IDX) and Microsoft.

Consulting &Integrator Partners: HP Services.

Complementary Technology Partners: Microsoft, Business Objects, Cognos.

Seasonality of our Business

        Our business is subject to seasonal trends, primarily in the third quarter ending September 30, when we have experienced relatively lower sales mainly as a result of reduced sales activity in Europe during the summer months.

Customers

        Our products are sold to large corporations and governmental and public institutions.

        The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues) and relative percentages during the last three fiscal years (dollars in thousands):

	2007		2006		2005

Israel	$1,071	8.8%	$1,290	9.7%	$1,514	10.0%
United States	7,477	61.5	7,897	59.1	8,112	53.6
Europe	1,988	16.4	2,573	19.3	3,550	23.4
Asia	1,082	8.9	938	7.0	1,138	7.5
South America	250	2.1	250	1.9	356	2.3
Other	278	2.3	400	3.0	479	3.2

Total	$12,146	100%	$13,348	100%	$15,149	100%

        In 2007, 2006 and 2005 over 85% of license revenues were derived from the Connect product line.

        Our maintenance and support revenues are derived from maintenance and support services we provide to customers who use the Attunity Connect product or the Corvision, Mancal 2000 and APTuser products, which are legacy products. In 2007, 2006 and 2005 maintenance and support revenues derived from the legacy products represented 24%, 28% and 38%, respectively, out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2007, 2006 and 2005 related to the Attunity Connect product represented 72%, 71% and 62%, respectively, out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2007 and 2006 related to the InFocus product represented 4% and 1%, respectively, out of the total consolidated maintenance and support revenues.

        In 2007, 2006 and 2005, one of our OEM partners accounted for 16.9%, 21.5% and 14.1% of our revenues, respectively.

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

        The competitors with our AIS offering include IBM, Informatica Corporation, iWay Software and Neon Systems. We currently have not identified any direct competitors to our InFocus product, although generic Business Intelligence vendors and specific vertical application vendors in certain sectors offer software solutions that have some similar capabilities. In any event, we cannot assure you that new competitors will not enter into this market, if one develops.

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

        We are eligible for tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” The participation in these programs is subject to compliance with certain conditions and imposes certain restrictions upon us. For more information about the tax benefits for Approved Enterprises, see Item 10E. “Additional Information – Taxation – Israeli Tax – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

Grants from the Office of the Chief Scientist

        The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, or the R&D Law. Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment may have a retroactive effect, although there is no assurance as to whether and when it will be adopted.

        The R&D Law also provides that know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law, as amended, further provides that the know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally, in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

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

        We have not received grants since June 2000. Through June 30, 2000, we received grants from the Chief Scientist aggregating $2.4 million for certain of our research and development projects. As of December 31, 2007, royalties paid to the Chief Scientist totaled $2.2 million. The aggregate contingent liability to the Chief Scientist as of December 31, 2007 amounted to $0.3 million and is related to a product that is no longer being sold.

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

        Israel. Our executive, marketing and sales offices as well as research and development facilities are located in Kfar Netter Industrial Park, Kfar Netter, Israel, where we occupy approximately 14,500 square feet. The premises are occupied under a lease which expires on December 31, 2010. The annual rent for the premises was approximately $236,000 in 2007.

        North America. In the United States, we lease 10,434 square feet of office space in Burlington, MA. The premises are occupied under a lease which expires on June 30, 2010. The aggregate annual rent for these leased offices was approximately $167,000 in 2007.

        Other Locations. Outside Israel and the United States, we lease additional office space, primarily for our sales and service offices in Hong Kong; Shanghai, the People’s Republic of China and Bracknell, England. The aggregate annual rent for these leased offices was approximately $314,000 in 2007. In April 2007, we closed our offices in Australia and France.

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

        The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,”, “anticipate”, “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those Risk Factors contained in Item 3D of this Annual Report. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

A.	OPERATING RESULTS

Overview

        Building on nearly 20 years of history delivering data and application integration solutions, we are one of the leading innovators in the Composite Applications space, providing workplace-solutions with our flagship product Attunity InFocus. Designed to significantly improve the way organizations detect and resolve those complex issues that can most affect their business, Attunity InFocus provides real-time dashboard-like information visibility with integrated activity and resolution management.

        Using Attunity’s software, companies are able to optimally connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated workplace-focused composite applications. We also provide maintenance, consulting, and other related services for our products including maintenance services for our legacy products: CorVision – an application generator; APTuser – a database retrieval and production report generator; and Mancal 2000 – a logistics and financial application software package.

        We were founded in 1988 and became a public company in 1992. Through distribution and OEM agreements with global-class partners such as Oracle, Microsoft and HP, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, Israel, Hong Kong and the People’s Republic of China , as well as through distributors in Japan, South East Asia, Europe and Latin America.

Highlights of 2007

        In March 2007, we closed our offices in France and Australia and terminated our employees in these locations. Termination costs were approximately $0.7 million.

        In December 2007, one of our OEM partners that accounted for approximately 16.9% of our revenues in 2007, terminated one of its OEM agreements with us that accounted for approximately 12.7% of our revenues in 2007.

        In December 2007, we entered into a worldwide OEM agreement with Microsoft Corporation. Under the agreement, which has an initial term of five years, we commenced providing Microsoft with our Attunity Connect adapters for Microsoft SQL Server 2008 in January 2008.

        In 2007, total revenues were $12.1 million, compared to $13.3 million in 2006. Our operating loss increased by 5.6% to $5.7 million in 2007 and we incurred a net loss of $6.9 million, compared to a net loss of $6.5 million in 2006.

        In the past three years, we incurred accumulated losses of approximately $17.2 million and accumulated negative cash flows from operating activities from continuing operations of approximately $8.0 million. We had cash and cash equivalents of approximately 1.3 million as of December 31, 2007.

        During 2007, we performed several restructuring activities (see Note 15b to the Consolidated Financial Statements included in this Annual Report), in an attempt to improve our financial condition. We will attempt to raise additional capital to fund our current operations and we also approved a tentative cost reduction plan designed to allow it to support our operations until December 31, 2008. This tentative plan includes, among others, workforce reduction, curtailment of sales and marketing activities, reduction of research and development activities and/or sale or discontinue of certain activities.  In order for such plan to be effective it will have to be implemented in a timely manner.

Discontinued Operations

In the first quarter of 2005, we decided to discontinue our non-core consulting operations in France and Israel by selling the operations (1) in France for approximately EURO 50,000 ($65,000), payable in two installments in December 2005 and in December 2006, plus an earn-out payment of approximately € 30,000 (equates to approximately $39,000 based on the exchange rate between the Euro and the Dollar) for the year 2007 and (2) in Israel for $57,000 payable in eight installments over two years. Revenues of the discontinued operations were $0.2 and $4.0 million in the years 2005 and 2004, respectively. The operating loss of these operations was $424,000 and $148,000 in 2005 and 2004, respectively. There were no revenues or expenses of the discontinued operations in 2007 and 2006. The results of the non-core consulting operation in France and Israel are reported in our financial results since the first quarter of 2005 separately as discontinued operations in the statement of operations.

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

        We believe that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements.

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

        Goodwill. Goodwill represents the excess of the costs over the net assets of businesses acquired. Under existing accounting standards, we test goodwill for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and write down our goodwill when impaired, rather than amortizing goodwill as previous accounting standards required. We operate in one operating segment, and this segment comprises our only reporting unit. Goodwill is tested for impairment by comparing the fair value of our company’s reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analyze. Significant estimates used in the methodologies included estimates of future cash flows and estimates of market multiples for the reportable unit. Through December 31, 2007, no impairment losses have been identified. The change in the carrying amount of goodwill for the year ended December 31, 2007 is due to translation adjustments.

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

        Capitalized software costs are amortized by the greater of the amount computed using (1) the ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or (2) the straight-line method over the estimated useful life of the product (five years), commencing with general product release and included in cost of revenues. In the years 2007, 2006 and 2005, capitalized software costs were amortized using the straight-line method.

        At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2007, 2006 and 2005 we recorded no impairment.

        Under different assumptions with respect to the recoverability of our intangible assets, our determination may be different, which may negatively affect our financial position and results of operations.

         Stock-based Compensation. Prior to January 1, 2006, we accounted for stock-based employee compensation plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board, or APB Opinion No. 25, or APB 25, “Accounting for Stock Issued to Employees,” and related interpretations as permitted by Statement of Financial Accounting Standard, or SFAS No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123. No intrinsic value of stock-based compensation expense was recorded by us for the years ended December 31, 2005 and 2004.

        Effective January 1, 2006, we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), “Share-Based Payment”, or SFAS 123(R). SFAS 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for non-employee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.

        Under that transition method, compensation cost recognized in the years ended December 31, 2006, and 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted following January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards.

        The option-pricing model requires a number of assumptions, the most significant of which are the expected stock price volatility and the expected option term. These assumptions are as follows:

—	Expected volatility – was calculated based upon actual historical stock price movements equal in their length to the expected term of each respective grant being measured.

—	Expected term of options granted – was calculated using the “simplified method,” as defined in Staff Accounting Bulletin No. 107, “Share Based Payments,” as the average between the vesting period and the contractual life of the options.

—	Risk-free interest rate - was based on the yield from U.S. treasury bonds with an equivalent term.

—	Dividends – We have historically not paid dividends and do not intend to do so in the foreseeable future.

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

        As a result of adopting SFAS 123(R) on January 1, 2006, our loss before taxes on income for the year ended December 31, 2006 was $907,000, respectively, higher than if we had continued to account for equity-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 was $0.05, respectively, higher, than if we had continued to account for equity-based compensation under APB No. 25.

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We believe this Standard will not have a material effect on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We believe this Standard will not have a material effect on our consolidated financial statements.

        On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110, or SAB 110, which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We believe that it complies with the exception as listed in SAB 110, and as a result, expected to continue using the simplified method in 2008.

Results of Operations

        The following discussion of our results of operations for the years ended December 31, 2007, 2006 and 2005, including the following table, which presents selected financial information as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this Annual Report.

	Year Ended December 31,
	2007	2006	2005

Revenues:	100%	100%	100%
Software licenses	46	50	55
Maintenance and services	54	50	45

Cost of software licenses	11	8	10
Cost of maintenance and services	7	10	11
Research and development, net	32	29	18
Selling and marketing	66	72	62
General and administrative	22	22	14

Employment termination and offices shut-down costs	9	-	1
Total operating expenses	147	141	116
Operating loss	(47)	(41)	(16)
Financial and other expenses, net	(9)	(7)	(5)
Other income	*	*	*
Income taxes	(1)	(1)	(1)
Loss from continuing operations	(57)	(49)	(23)
Loss from discontinued operations	-	-	(2)
Net Loss	(57)%	(49)%	(25)%

* Less than 1%

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

        Revenues. Our revenues are derived primarily from software licenses, maintenance and services. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies – Revenue Recognition” above.

        Total revenues decreased by 9.0% to $12.1 million in 2007 from $13.3 million in 2006. This decrease is mainly attributable to a 16.8% decrease in license revenues, which decreased to $5.5 million in 2007 from $6.7 million in 2006. This decrease is primarily due to re-alignment of our sales force to focus on early customer wins for our strategic new product line, Attunity InFocus. Maintenance and services revenues decreased 1.5% to $6.6 million in 2007 from $6.7 million in 2006.

        Cost of Revenues. Cost of license revenues consists primarily of amortization of capitalized software development costs. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead.

        Our cost of revenues decreased 8.3% to $2.2 million in 2007 from $2.4 million in 2006 primarily due to a decrease of $0.4 million in costs related to the closing of our France and Australia offices in the first quarter of 2007 and the workforce reduction in the fourth quarter of 2007. The aforementioned decrease was offset by a $0.2 million increase in amortization of capitalized software development costs in 2007. We anticipate that our cost of revenues as a percentage of revenues, excluding any write-offs, will decrease in 2008.

        Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. For additional details regarding the manner in which we recognize research and development expenses, see the discussion under the caption “Critical Accounting Policies – Research and Development Expenses, Net” above.

        Total research and development costs, before capitalized software costs, was $5.2 million in both 2007 and 2006. An increase in development costs of our new product, Attunity InFocus, and salary increases were offset by a workforce reduction in the fourth quarter of 2007. The capitalization of software developments costs has not changed between 2007 and 2006. As a result of the foregoing, net research and development costs has not changed between 2007 and 2006. We plan to decrease our expenditures for research and development costs in 2008 as part of our cost reduction plan implemented in the fourth quarter of 2007.

        Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs. Selling and marketing expenses decreased by 16.7% to $8.0 million in 2007 from $9.6 million in 2006. This decrease is due to our cost reduction plan implemented in the fourth quarter of 2007 and a decrease in the commissions paid on license revenues. We expect that our selling and marketing expenses will decrease in 2008 as a result of the aforementioned cost reduction plan.

        General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, other administrative costs and bad debts. General and administrative expenses decreased by 13.3% to $2.6 million in 2007 from $3.0 million in 2006. The decrease is primarily attributable to lower equity based costs, termination of senior officers which was partially offset by higher legal costs. We believe that our general and administrative expenses will decrease in 2008 due to senior officers’ termination.

        Employment Termination and Offices Shut-down Costs. In the first quarter of 2007, we decided to close our offices in France and Australia and terminate the employees in these locations. In the fourth quarter of 2007, we underwent a restructuring process to reduce our operating costs, which involved the termination of nearly 25% of our worldwide workforce. Total termination costs were approximately $1.1 million.

        Financial Expenses, Net. In 2007, we had net financial expenses of $1,088,000 as compared to net financial expenses of $883,000 in 2006. This increase in financial expenses is attributable to amortization of debt discount ($682,000 in 2007 compared to $471,000 in 2006) and a decrease in financial income earned in 2007 following the reduction of our cash balances. This increase was partially offset by the decrease in amortization of deferred expenses ($207,000 in 2007 compared to $400,000 in 2006).

        Taxes on Income. Income taxes for 2007 were $97,000 compared with $174,000 in 2006, mainly derived from reduction in taxes withheld on export sales and tax advances to authorities.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

        Revenues. Total revenues decreased 11.9% to $13.3 million in 2006 from $15.1 million in 2005. This decrease is mainly attributable to a 20.4% decrease in license revenues, which decreased to $6.7 million in 2006 from $8.4 million in 2005. This decrease was primarily due to re-alignment of our sales force to focus on early customer wins for our strategic new product line, Attunity InFocus. Maintenance and services revenues decreased 1.4% to $6.7 million in 2006 from $6.8 million in 2005.

        Cost of Revenues. Our cost of revenues decreased 25.1% to $2.4 million in 2006 from $3.2 million in 2005 primarily due to decrease of $0.3 million of royalties to the Chief Scientist that were not accrued after 2005 since we accrued our full obligation in respect of one product line and had no further obligation in respect of other product line in the absence of sales. In addition, there was a $0.1 million decrease in amortization of capitalized software development costs in 2006.

        Research and Development, Net. Total research and development costs, before capitalized software costs, increased by 27.3% to $5.2 million in 2006 from $4.1 million in 2005, primarily related to the development of Attunity InFocus, as well as salary increases. The capitalization of software developments costs decreased by 6.1% to $1.3 million in 2006 from $1.4 million in 2005. As a result of the foregoing, net research and development costs increased by 45.0% to $3.9 million in 2006 from $2.7 million in 2005.

        Selling and Marketing. Selling and marketing expenses increased by 2.0% to $9.6 million in 2006 from $9.4 million in 2005. This increase was due to our hiring of additional people in direct sales operations in Europe and the United States and in marketing, as well as higher marketing costs.

        General and Administrative. General and administrative expenses increased by 35.0% to $3.0 million in 2006 from $2.2 million in 2005. The increase was attributable, among other factors, to recruitment of an executive officer and to the increase in bad debts.

        Operating Loss. Based on the foregoing, the operating loss increased by 118.3% to $5.4 million in 2006 from $2.5 million in 2005.

        Financial Expenses, Net. In 2006, we had net financial expenses of $883,000 as compared to net financial expenses of $790,000 in 2005. This increase in financial expenses was attributable to amortization of debt discount ($471,000 in 2006 compared to $400,000 in 2005) and amortization of deferred expenses ($400,000 in 2006 compared to $226,000 in 2005). This increase was slightly offset by financial income earned in 2006.

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

Impact of Currency Fluctuations and of Inflation

        Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our international sales subsidiaries in Europe, Israel and Asia Pacific. As a result, these sales and related expenses are denominated in currencies other than the dollar. Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and other currencies, including:

—	a decrease in the value of currencies in certain of the Europe, Middle East or Asia Pacific regions relative to the dollar, which would decrease our reported dollar revenue, as we generate revenue in these local currencies and report the related revenue in dollars; and

—	an increase in the value of currencies in certain of the Europe or Asia Pacific regions, or Israel relative to the dollar, which would increase our sales and marketing costs in these countries and would increase research and development costs in Israel.

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

        The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation (revaluation) of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli inflation (deflation) rate %	NIS devaluation (revaluation) rate %	Israeli inflation adjusted for devaluation %

2003	(1.6)	(9.2)	7.6
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4

        A revaluation of the NIS in relation to the dollar, as was the case in 2006 and 2007, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

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

Principal Financing Activities

—	In June 2004, we entered into a Loan Agreement with Plenus Technologies Ltd., or Plenus, whereby Plenus undertook to make available to us a revolving credit facility in the aggregate amount of $3.0 million. As part of such agreement, we also issued warrants to purchase our ordinary shares, which are exercisable into 250,909 of our shares. We did not utilize this credit line and, in May 2006, we entered into a new Loan Agreement with Plenus, whereby we borrowed $ 2.0 million, effective as of March 27, 2006, or the Effective Date. The loan amount became due and payable, in one installment, on January 1, 2007 and we paid Plenus interest on the principal amount outstanding at an annual rate of 6.5% for the period from the Effective date through June 3, 2006 and an interest at an annual rate of 9.44% for the period from June 4, 2006 through December 31, 2006. As part of such agreement, we also issued warrants to purchase our ordinary shares, which are exercisable into 192,000 of our shares.

—	On January 31, 2007, we entered into a new Loan Agreement with Plenus and its affiliates, whereby the lenders provided a $2 million loan, and, upon future achievement of a certain milestone (related to achievement of revenues targets), which was not met, were required to lend us an additional $1 million. The outstanding loan amount is due and payable in twelve equal monthly installments commencing on the first day of the 25th month following January 31, 2007. The loan accrues interest at a floating annual rate of the LIBOR rate plus 4.25%, and such interest is being paid on a quarterly basis. In addition, we issued warrants to purchase our ordinary shares. See Item 10C “Additional Information – Material Contracts – 2007 Loan”.

—	In September 2006, we completed a private placement transaction in which we issued (i) 4,800,000 ordinary shares at a purchase price of $1.25 per share, resulting in aggregate proceeds (before expenses) of $6.0 million and (ii) warrants to purchase up to 2,400,000 of our ordinary shares with an exercise price of $1.25 per share. See Item 10C “Additional Information – Material Contracts – 2006 Private Placement”.

—	During February and April 2006, the Investors Group exercised 1,000,000 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of $1,750,000. During the first quarter of 2005, other investors of the Company exercised 673,845 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of approximately $1,179,000.

—	In January 2005, we completed a private placement transaction in which we issued (i) 727,273 ordinary shares at a purchase price of $2.75 per share, resulting in aggregate proceeds (before expenses) of approximately $2.0 million and (ii) warrants to purchase up to 290,909 of our ordinary shares with an exercise price of $2.75 per share. These warrants expired in January 2008. Due to a delay in the registration of the shares issued to the investors and the shares issuable upon exercise of the warrants under the Securities Act of 1933, we had to pay liquidated damages at an amount of $200,000. We paid this amount by issuing 77,519 of our ordinary shares to the investors.

Working Capital and Cash Flows

        As of December 31, 2007, we had $1.5 million in cash, cash equivalents and restricted cash as compared to $5.2 million in cash and cash equivalents at December 31, 2006. As of December 31, 2007, we had a loan in the amount of $2 million, and a bank line of credit of approximately $80,000, which is currently unused.

        As of December 31, 2007 we had $27,000 of capital lease obligations. These capital lease obligations are in Israel and bear interest at the approximate rate of 5.0%. Principal and interest are linked to the Israeli Consumer Price Index.

        Net cash used in operating activities was $2.4 million and $4.2 million in 2007 and 2006, respectively. The decrease was primarily due to decrease in trade receivables. Net cash used in investing activities was $1.4 million in 2007 and $1.9 million in 2006, which funds were used primarily for software development costs. Net cash used by financing activities was $8,000 in 2007, mainly derived from setoff of receipt and repayment of short term debt. Net cash provided by financing activities was $9.6 million in 2006, mainly derived from the private placement that we completed in September 2006, receipt of short term debt and exercise of warrants by certain investors during 2006.

—	Our principal commitments consist of long-term debt resulting from the loan we borrowed in January 2007 (see Item 10C “Additional Information – Material Contracts –2007 Loan”) and obligations outstanding under operating leases. In addition, in May 2009, the $2 million convertible notes issued to the Investors’ Group in May 2004 will be due and payable (if not converted before). See also Item 5F below.

        Our capital expenditures were approximately $112,000 in 2007 and $554,000 in 2006. The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.

Outlook

        In the past three years, we incurred accumulated losses of approximately $17.2 million and accumulated negative cash flows from operating activities from continuing operations of approximately $8.0 million. We had cash and cash equivalents of approximately 1.3 million as of December 31, 2007.

        During 2007, we performed several restructuring activities (see Note 15b to the Consolidated Financial Statements included in this Annual Report), in an attempt to improve our financial condition. We will attempt to raise additional capital to fund our current operations and we also approved a tentative cost reduction plan designed to allow it to support our operations until December 31, 2008. This tentative plan includes, among others, workforce reduction, curtailment of sales and marketing activities, reduction of research and development activities and/or sale or discontinue of certain activities.  In order for such plan to be effective it will have to be implemented in a timely manner.

        We anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2009. However, as described above, we may need to raise additional funds or otherwise implement said cost reduction plan in the next twelve months in order to provide the capital necessary for our working capital and capital expenditure requirements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation. We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases. Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2007, we employed 28 persons in research and development. The Company participated in programs sponsored by the Office of the Chief Scientist. (See Item 4B “Information on the Company – Business Overview – Government Regulations”)

        As of December 31, 2007, we had obtained grants from the Chief Scientist in the aggregate amount of $2,426,000 for certain of our research and development projects. No grants were received since June 2000. We are obligated to pay royalties to the Chief Scientist, amounting to 2% to 5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the dollar, plus interest. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. Through December 31, 2007, we have paid royalties to the Chief Scientist in the amount of $2,172,000. As of December 31, 2007, we paid our full obligation in respect of one product line and we have no further obligation in respect of the other product line in the absence of sales. We had no royalty expenses during 2007 and we do not expect such expenses in the future. Our royalty expenses during the years 2007, 2006 and 2005 were $ 0, $ 0 and $122,000, respectively.

        We have committed substantial financial resources to our research and development efforts. During 2007, 2006 and 2005, our research and development expenditures before capitalization were $5.2 million, $5.2 million and $4.1 million, respectively. We have not received any reimbursement from the Chief Scientist since June 2000. We capitalized computer software development costs of $1.3 million, $1.3 million and $1.4 million, in the years ended December 31, 2007, 2006 and 2005, respectively. We believe that our investment in product development activities in 2008 will be lower than our expenditures in 2007.

D.	TREND INFORMATION

        We expect that our results will continue to be impacted by the continued decline in revenues from our legacy products. As a result of an unpredictable business environment and long sales cycles, as well as the uncertainty surrounding the Attunity InFocus, we are unable to provide any guidance as to sales and profitability trends. However, as previously announced, we continue to expect that our Connect and legacy products will continue to generate annual revenues of between $9 million to $12 million until 2009 (inclusive).

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period (U.S. dollars in thousands)
	Total	less than 1 year	1-3 Years		3-5 Years	more than 5 Years

Long-term convertible debt obligations	$1,099	--	$1,099	*	- -	--

Long-term debt obligations	$2,009		$2,009
Operating lease obligations	2,068	917	1,151		--	--

Other long-term liabilities reflected
on the Balance Sheet	$315	--	--		--	$315

Total	$5,491	$917	$4,259		$--	$315

* Consist of $1,099,000 which was recorded in respect of convertible debt: In April 2004, we issued to the Investor Group convertible notes in the amount of $2,000,000. According to the accounting treatment, as detailed in note 8 to our consolidated financial statements appearing elsewhere in this Annual Report, there is a debt discount equal to the full face amount of the convertible notes. The discount is amortized over a five-year period from the date of issuance until the stated redemption date of the debt. Therefore, the amortized debt discount amount of $1,099,000 appears as the convertible debt, net, in our consolidated balance sheets as of December 31, 2007 and is included in this table.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following lists the name, age, principal position and a biographical description of each of our executive officers and directors.

Name	Age	Director Since	Position with the Company

Shimon Alon (1) (2) (3)	58	2004	Chairman of the Board of Directors
Aki Ratner (1)	51	2004	Chief Executive Officer and Director
Dror Elkayam	40	--	Vice President - Finance and Secretary
Zafrir Ron	47	--	Vice President - Research and Development and Support
Dov Biran	55	2003	Director
Dan Falk (4)	63	2002	Director
Zamir Bar Zion (2) (4)	50	2004	Outside Director
Anat Segal (3) (4)	41	2002	Outside Director
Ron Zuckerman (1)	51	2004	Director

(1) These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and members of the Investors Group. Under the purchase agreement, the Investors Group is entitled to designate two members for election to our Board so long as it continues to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as it continues to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants). We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law, to appoint such director(s) to each committee of our Board of Directors. For additional details, see Item 7B. “Major Shareholders and Related Party Transactions – Major Shareholders – Related Party Transactions.”

(2) Member of the Nomination Committee.

(3) Member of the Compensation Committee

(4) Member of the Audit Committee.

        Shimon Alon was appointed Chairman of our Board of Directors in May 2004. From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas. Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is the chairman of the board of directors of e-Glue Software Technologies, Inc., a provider of productivity management solutions for call centers and a board member of Dyna Trace Software a privately held company. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

        Itzhak (Aki) Ratner was appointed as our Chief Executive Officer in September 2004 and has been a director since July 2004. He was the President of Precise from December 2000 to June 2003 and served as its Managing Director and Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

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

        Dr. Dov Biran has been a director since December 2003. Since April 2007, Dr. Biran has served as the Chief Executive Officer of Optimal Technologies, Ltd. Dr. Biran has been a professor of computers and information systems at Northeastern University in Boston from September 2001 to April 2007. Prior thereto, Dr. Biran served as acting Chief Executive Officer, Chief TechnologyOfficer and a director of Attunity from March 2000 through October 2001. Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. For over thirty years he has held various positions in the IT area, including founder and Chief Executive Officer of Optimal Technologies, a consulting IT firm, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and as an adjunct professor at Tel Aviv University. His areas of expertise include integration and Web technologies. Dr. Biran holds a B.Sc. degree in operations research and an M.B.A. and a Ph.D. degree in computers and information systems from Tel Aviv University.

        Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd, Orad Hi-Tec Systems Ltd., AVT Ltd., Amiad Filteration Systems Ltd, Dmatek Ltd., Poalim Ventures 1 Ltd, Clicksoftware Ltd., Ormat Technologies Inc., Plastopil Ltd and Nova Instruments Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

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

        Anat Segal has been an outside director since December 2002. Ms. Segal is the Chief Executive Officer and one of the founding partners of Xenia Venture Capital, an investment firm operating a technological incubator which invests in technology and medical devices at seed stages. Since 2000 Ms. Segal has managed her independent advisory practice providing strategic counseling and investment banking services to high-tech companies. From 1998 to early 2000, she served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., the then Israeli strategic affiliate of Hambrecht and Quist. From 1996 to 1998, she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 to 1996, Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. Ms. Segal serves as a director of Orad Hi-Tec Systems Ltd. and Prior-Tech Ltd. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.

        Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise Software solutions and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman founded Sapiens International Corporation and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman is a director of GVT Holdings SA, a Brazilian telephone operator traded on the Brazilian Stock Exchange, and is an investor and a director in several privately held companies. Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

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

        Messrs. Ratner, Alon, Zuckerman, Biran and Falk will serve as directors until our 2008 annual general meeting of shareholders and until their successors are elected. Ms. Anat Segal was elected as an outside director in December 2002 for a three-year term and was re-elected in December 2005 for an additional three-year term, until our 2008 annual general meeting of shareholders. Mr. Zamir Bar-Zion was elected as an outside director in December 2004 and was re-elected in December 2007 for an additional three-year term, until our 2010 annual general meeting of shareholders.

B.	COMPENSATION

General

        The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group, consisting of
10 persons for the year ended December 31, 2007 (including one
officer who left the Company in 2007)	$706,000	$133,000

        We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

        During 2007, an aggregate sum of approximately $133,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

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

        In November 2004, our Audit Committee and Board of Directors adopted a policy, which was subsequently approved by the shareholders, according to which each of our non-employee directors who may serve from time to time, including our continuing outside director, will be granted options, as follows:

—	grant of options under our stock option plans to purchase 10,000 ordinary shares for each year for which such non-employee director holds office;

—	an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares on the date of the annual meeting of shareholders in which such director is elected or re-elected);

—	the options will become fully vested within 12 months after the date of the grant; and

—	any outstanding options that are not vested at the time of termination of the director’s service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors. See Item 6E. “Directors, Senior Management and Employee – Share Ownership – Stock Option Plans – Grants in 2007.”

Chief Executive Officer

        Mr. Itzhak (Aki) Ratner began serving as a director of our company on July 1, 2004. Effective as of July 27, 2004, we entered into an agreement with Mr. Ratner under which he has served as our Deputy Chief Executive Officer through September 9, 2004, and as our Chief Executive Officer since then. Pursuant to the employment agreement, Mr. Ratner has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. We agreed to provide Mr. Ratner the following payments and benefits:

—	A gross annual salary of $250,000, paid in NIS, during the term of his employment;

—	A company car and all related expenses will be covered by our company, except related taxes;

—	Company contributions for the benefit of Mr. Ratner to our Managers Insurance Policy in the amount of 15.83% of Mr. Ratner’s gross salary and Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Ratner’s gross salary. Part of the contributions to the Managers Insurance Policy are for severance pay to which Mr. Ratner would be entitled;

—	Options to purchase 750,000 ordinary shares, at an exercise price equal to $2.30. The options are subject to the terms of our 2003 Israeli Stock Option Plan. The options became exercisable in three equal installments, at the end of each of the three years following the date of commencement of Mr. Ratner’s employment. As of December 31, 2007 all of these options are fully vested.

—	An annual bonus that will not exceed $100,000 gross, which shall be paid on a quarterly basis (in amounts that will not exceed $25,000 per quarter), subject to Mr. Ratner achieving certain milestones that will be agreed upon. Mr. Ratner has waived his entitlement to this bonus for the 2007 calendar year.

—	Up to 22 days paid vacation per year;

—	10 days recreation payment a year in an amount normally paid by our company. and payment of Mr. Ratner's full salary during periods of his military reserve duty, in compliance with local laws; and

—	In the event of termination of Mr. Ratner’s employment for any reason (except if the company terminates his employment under such circumstances that he is not entitled to severance pay under Israeli law, if he resigns without giving the required prior notice, or if he gives prior notice of his resignation, for any reason, within 36 months of his employment with our company), Mr. Ratner will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Ratner will be entitled to all rights to which he is entitled under the agreement, except that the options granted to him will cease to vest; however he will be entitled to exercise vested options during such period. The employee-employer relationship will only terminate at the end of the adjustment period. Mr. Ratner will be entitled to reimbursement of all expenses in connection with his employment.

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

        Pursuant to an amendment to the Companies Law, effective as of January 19, 2006, (1) an outside director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” We have determined that Mr. Dan Falk has the requisite “accounting and financial expertise” and that Ms. Segal has the requisite “professional qualifications.”

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

        The initial term of an outside director is three years and he or she may be reelected to one additional term of three years. Thereafter, our outside directors may be re-elected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period is beneficial to the Company. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

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

        Our outside directors are Zamir Bar-Zion and Anat Segal.

Independent Directors

        While we are no longer subject to the NASDAQ Marketplace Rules, which require that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules, our board of directors has determined that all of our directors, except for Mr. Ratner, our chief executive officer, would qualify as “independent directors” within the meaning of the NASDAQ Marketplace Rules.

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

        Our audit committee consists of three board members who satisfy the respective “independence” requirements of the Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Anat Segal and Messrs. Dan Falk and Zamir Bar-Zion. The audit committee meets at least once each quarter, with additional special meetings scheduled when required.

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

        Compensation Committee. Our board of directors has appointed a compensation committee, which currently comprises of Shimon Alon and Anat Segal. The role of the compensation committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors. The members of the committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law. Meetings of the compensation committee are generally held at least once each quarter, with additional special meetings scheduled when required.

        Nominating Committee. In November 2004, our board of directors has appointed a nominating committee, which currently comprises of Shimon Alon and Zamir Bar-Zion. The role of the nominating committee is to recommend to our board nominees for election as directors at the annual meetings of shareholders and to identify candidates to fill any vacancies on the board. Meetings of the nominating committee are generally held once each year, with additional special meetings scheduled when required.

Internal Audit

        Under the Israeli Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Eyal Weitzman of EWC Audit Ltd., an Israeli accounting firm, serves as our internal auditor.

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

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to these actions.

        The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

—	refrain from any action that constitutes competition with the company's business;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

        Each person listed in the table under Item 6A – Directors and Senior Management – above is considered an office holder under the Companies Law.

Approval of Related Party Transactions Under Israeli Law

        General. Under the Companies Law, the company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

—	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

—	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

        Disclosure of Personal Interests of an Office Holder. The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

—	the office holder's relatives. Relatives are defined to include the spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

—	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights , serves as a director or general manager or has the right to appoint at least one director or the general manager.

        Under the Companies Law, an extraordinary transaction is a transaction:

—	not in the ordinary course of business;

—	not on market terms; or

—	that is likely to have a material impact on the company's profitability, assets or liabilities.

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

        Indemnification of Office Holders. Under the Companies Law, we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance, provided that our articles of association allow us to do so, against the following:

—	a financial liability incurred by, or imposed on, him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our board of directors determines to be reasonable under the circumstances;

—	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

        Our articles of association include the following provisions:

—	we are authorized to undertake to indemnify an office holder prospectively in respect of an obligation or expense imposed on the office holder in respect of an act or omission performed in his or her capacity as an office holder for any financial obligation imposed on such office holder in favor of a third party by a court judgment, including a compromise or an arbitrator’s award approved by court, provided that the undertaking is limited to events which in the opinion of our board of directors are foreseeable in light of our actual operations when the undertaking to indemnify is given, limited to an amount or criteria set by the board or directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify.

—	we are authorized to indemnify our office holders retroactively.

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

        We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. (See Exhibit 4.10 in Item 19)

        We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million including legal costs incurred.

D.	EMPLOYEES

        The following table details certain data on the workforce (including temporary employees) of Attunity and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2007	2006	2005

Approximate numbers of employees by geographic location
United States	12	24	22
Europe, Middle East	45	73	72
Other	11	13	12
Total workforce	68	110	106
Approximate numbers of employees by category of activity
Research and development	27	46	47
Sales and marketing	25	43	37
Product and customer support	8	10	11
Management and administrative	8	11	11
Total workforce	68	110	106

        The slight increase in our workforce, from 106 employees in 2005 to 110 employees in 2006 relates to the hiring of additional sales and marketing personnel. The overall reduction in our workforce, from 110 employees in 2006 to 68 employees in 2007, is due primarily to the workforce reduction and the closing of our France and Australia offices as described in Item 5A of this Annual Report.

        We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

        Our employees are not represented by labor unions. Nevertheless, with respect to our employees in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

        Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration. In 2007, payments to the National Insurance Institute amounted to approximately 14.6% of wages (up to a maximum amount), compared to 14.3% in 2006, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

2001 and 2003 Option Plans

        In 2001, we adopted our 2001 Employee Stock Option Plan, or the 2001 Plan, which initially authorized the grant of options to purchase up to 1,000,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2001 Plan. The 2001 Plan has a term of ten years and will terminate in 2011. No grant of options may be made after such date. The 2001 Plan is currently administered by our Compensation Committee. Subject to the provisions of the 2001 Plan and applicable law, the Compensation Committee has the authority, to determine, among other things to whom options may be granted; the number of ordinary shares to which an option may relate; the exercise price for each share; the vesting period of the option and the terms, conditions and restrictions thereof; to construe and interpret the 2001 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

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

        In September 2004, our shareholders approved amendments to the 2001 Plan and the 2003 Plan, such that shares reserved for issuance under these plans will be allocated between the two plans as determined by our Board of Directors from time to time. In addition, all the ordinary shares previously reserved under the Old Plans were rolled-over to the 2003 Plan, to be used as for the grant of options. To date, a total of 6,500,000 ordinary shares are reserved for issuance under the Old Plans, 2001 Plan and 2003 Plan. Any options which are canceled or forfeited before expiration become available for future grants. As of March 15, 2008, 1,201,738 ordinary shares remain available for grant of options under these plans.

Grants in 2007

        In 2007, we granted options exercisable into (1) 559,000 ordinary shares under the 2001 Plan and (2) 245,000 ordinary shares under the 2003 Plan. Of the total options granted in 2007, our directors and executive officers were granted options exercisable into 130,000 ordinary shares, at exercise prices ranging from $0.49 to $1.32 per share. Such options will expire in 2013.

Total Outstanding Options

        The following table sets forth, as of December 31, 2007, the number of options outstanding under our 1994, 1998, 2001 and 2003 Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options		Range of exercise price	Weighted average remaining contractual life (in years)

1,536,000		$0.49 - 0.5*	4
934,000		$0.82 - 1.75	2
1,131,000		$1.8 - 2.3	6
223,000		$2.42 - 2.78	7
135,000		$6.5 - 10.13	2

Total: 3,959,000	**	N/A	N/A

*	During 2007, we re-priced the exercise price of stock options exercisable into approximately 1.5 million ordinary shares to $ 0.50 (see Note 12.f to the Consolidated Financial Statements).

**	Out of which 2,095,000 are currently exercisable into ordinary shares.

Change of Control Arrangements

        The Compensation Committee of our Board of Directors, as administrator of the stock option plans, has the authority to provide for accelerated vesting of the ordinary shares subject to outstanding options held by the option holders in connection with certain changes in control of the Company or the subsequent termination of employment following the change in control event. Certain of our executive officers (including our Chief Executive Officer, as described in Item 6B above under “Chief Executive Officer Compensation”) have been granted with such benefits upon a change of control.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information as of March 15, 2008 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Shimon Alon	1,215,539	(3)	5.2%
Aki Ratner	1,298,454	(4)	5.4%
Ron Zuckerman	1,215,539	(5)	5.2%
Rimon Investment Master Fund L.P.	1,183,379	(6)	5.0%
Dov Biran	903,720	(7)	3.9%
Zafrir Ron	*		*
Dror Elkayam	*		*
Dani Falk	*		*
Zamir Bar Zion	*		*
Anat Segal	*		*
Directors and Officers as a group (consisting of 9 persons)	4,952,516	(8)	19.5%

*	Less Than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 23,196,236 shares issued and outstanding as of March 15, 2008.

(3)	Mr. Alon is the Chairman of our Board. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share;110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 30,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.32 to $2.42 per ordinary share.

(4)	Mr. Ratner is our Chief Executive Officer and a member of our Board. Includes an aggregate of 372,452 ordinary shares; Convertible Promissory Notes due 2009 to purchase 128,002 ordinary shares at a conversion price of $1.25 per share;48,000 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 750,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.30 per ordinary share.

(5)	Mr. Zuckerman is a member of our Board. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 30,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.32 to $2.42 per ordinary share.

(6)	Based solely on a Schedule 13G/A filed with the SEC on February 14, 2008. Includes an aggregate of 783,379 ordinary shares; and 400,000 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share. Rimon ZZ Management (2005) Ltd., an Israeli company (“Rimon ZZ”), is the general partner of Rimon Investments Master Fund L.P. Rimon ZZ is owned in equal parts by Messrs. Ziv Gil, Zvi Limon and Dan Tocatly, who also serve as Rimon ZZ’s directors. Accordingly, Messrs. Gil, Limon and Tocatly may be deemed to beneficially own, and share with Rimon ZZ and amongst themselves, the voting and investment powers with respect to both the Ordinary Shares held by, and the Ordinary Shares issuable to Rimon Master Fund L.P. Each of Messrs. Gil, Limon and Tocatly disclaims beneficial ownership of such shares.

(7)	Mr. Biran is a member of our board. Includes an aggregate of 863,720 ordinary shares; and 40,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $1.32 to $2.42 per share.

(8)	Includes 2,806,080 ordinary shares; Convertible Promissory Notes due 2009 to purchase 716,803 ordinary shares at a conversion price of $1.25 per share; 268,800 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 1,169,263 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.82 to $2.46 per ordinary share.

Significant Changes in the Ownership of Major Shareholders

        During February and April 2006, the Investors’ Group has exercised 1,000,000 Series A Warrants for an aggregate consideration of $1,750,000, reflecting the exercise price of $1.75 per ordinary share. In October 2006, all of the unexercised Series A and Series B Warrants expired.

        In February 2006, the Investors Group acquired from funds led by existing investors warrants to purchase, in the aggregate, 261,842 ordinary shares for an aggregate consideration of $52,368. These warrants, which had an exercise price of $2.75 per share, expired on January 23, 2008.

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

        As of March 15, 2007, Arie Gonen, one of our shareholders owned beneficially 7.9% of our outstanding ordinary shares. To our knowledge, as of March 15, 2008, Arie Gonen owns beneficially less than 5% of our outstanding ordinary shares.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of March 5, 2008, there were 86 holders of record of our ordinary shares, of which 45 record holders, holding approximately 78.1% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 72.7% of our outstanding ordinary shares as of said date).

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

        Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2007.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007) and on the NASDAQ Capital Market thereafter:

Year	High	Low

2003	$2.22	$0.80
2004	$3.62	$1.96
2005	$3.49	$1.68
2006	$2.52	$1.09
2007	$1.52	$0.36

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007) and on the NASDAQ Capital Market thereafter:

	High	Low

2006
First Quarter	$2.52	$1.93
Second Quarter	$2.06	$1.23
Third Quarter	$1.70	$1.09
Fourth Quarter	$1.70	$1.10

2007
First Quarter	$1.52	$1.12
Second Quarter	$1.39	$0.80
Third Quarter	$1.00	$0.45
Fourth Quarter	$0.65	$0.36

2008
First Quarter	0.66	0.21

Monthly Stock Information

        The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007) and on the NASDAQ Capital Market thereafter and, starting February 26, 2008, on the OTC Bulleting Board, or the OTC:

Month	High	Low

September 2007	$0.82	$0.56
October 2007	$0.65	$0.50
November 2007	$0.60	$0.36
December 2007	$0.62	$0.39
January 2008	$0.66	$0.36
February 2008	$0.46	$0.25
March 2008	$0.33	$0.21

        On April 1, 2008, the last reported sale price of our ordinary shares on the OTC was $0.25 per share.

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the NASDAQ Capital Market from August 15, 2007 to February 22, 2008. Effective February 26, 2008, our ordinary shares are quoted on the OTC Bulletin Board under the symbol ATTUF.

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

Rights Attached to Shares

        Our authorized share capital consists of 70,000,000 ordinary shares of a nominal value of NIS 0.1 each. On December 31, 2007, our shareholders approved a reverse share split. However, our board of directors determined in February 2008 not to proceed with such a split at this time. The shares do not entitle their holders to preemptive rights.

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

        The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 25% of the total voting rights in the Company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. Under our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon.

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

        We registered resales of the shares issued to the investors and the shares issuable upon exercise of the warrants under the Securities Act of 1933 and agreed to maintain a registration statement in effect in order to allow them to freely sell these shares.

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

        The 2007 Loan. On January 31, 2007, we entered into a new Loan Agreement with Plenus and its affiliates, whereby Plenus provided us a $2 million loan, and, upon future achievement of a certain milestone (related to our achievement of revenues targets), which was not met, was to lend us an additional $1 million. The outstanding loan amount is due and payable in twelve equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrues interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and such interest will be paid on a quarterly basis.

        In addition, we issued to Plenus warrants, exercisable until January 30, 2012, to purchase up to 439,883 ordinary shares at an exercise price per share of $1.364, subject to adjustments. On April 23 2007, we filed a registration statement to register for re-sale the ordinary shares underlying these warrants under the Securities Act of 1933. The registration statement was declared effective on May 2, 2007.

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

General Corporate Tax Structure

        Israeli companies are generally subject to “Corporate Tax” on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

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

        We have four investments programs. One investment program, which was approved in 1992, expired in 2006. Two investment programs, which were approved in 1994 and 1997, will expire in 2009 and 2011, respectively. The fourth investment program was approved in 2000 and will expire in 2014. As of December 31, 2007, we received final approvals regarding completion of these four investment programs. According to the provisions of the Investment Law, we have elected to enjoy “alternative benefits” – waiver of grants in return for tax exemption – and, accordingly, income derived from the “Approved Enterprise” will be tax-exempt for a period of two years commencing with the year we first earn taxable income, and will be taxed at 10% to 25%, based upon the percentage of our foreign investment in, for an additional period of five-eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval.

        Attunity Software Services has been granted status as an “Approved Enterprise” for two separate investment programs from 1991 (which expired in 2005) and 1993 (which expired in 2007) whereby it has elected to receive government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. In 1993, Attunity Software Services received approval for an expansion of the aforementioned programs whereby it has elected to enjoy “alternative benefits” – and, accordingly, its income from the “Approved Enterprise” will be tax-exempt for a period of ten years commencing with the year it first earns taxable income.

        If these retained tax-exempt profits are distributed they would be taxed at the Corporate Tax rate applicable to such profits as if the company had not elected the alternative package of benefits, currently between 10%-25% for an “Approved Enterprise.” As of December 31, 2007, our accumulated deficit does not include tax-exempt profits earned by our and Attunity Software Services’ “Approved Enterprises.”

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

        The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors (such changes to the definition are effective retroactively from 2003). Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

        The amendment will apply to Benefited Enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received “Approved Enterprise” approval from the Investment Center on or prior to December 31, 2004 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

        On December 11, 2007, the Israeli Parliament approved a bill proposing an amendment to the Inflationary Adjustments Law that will effectively cancel such law as of the 2008 tax year. If such bill is enacted into law, as of the 2008 tax year most of the provisions of the Inflationary Adjustments Law will no longer be in force, except of certain transitional orders.

Israeli Transfer Pricing Regulations

        On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

Capital Gains Tax

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority has indicated that it does not recognize the OTC Bulletin Board as a “stock exchange” for purposes of the Tax Ordinance. However, it is our understanding that the current position of the Israeli Tax Authority is to view securities quoted on the OTC Bulletin Board as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Global Market), such as our ordinary shares.

        Israeli Residents

        Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        The tax basis of our shares acquired by individuals prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli Residents

        Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such shareholders did not acquire their shares prior to an initial public offering, that the gains did not derive from a permanent establishment of such shareholders in Israel, and that such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

        Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. Such tax rate is reduced to 12.5% for dividends not generated by an Approved Enterprise (or Benefited Enterprise) if the shareholder is a U.S. corporation and holds at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year, however this reduced rate will not apply if more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding shares of the voting stock of which is owned by the Israeli company. Dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.

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

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, (the “Code”), final, temporary, existing and proposed US Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis and open to differing interpretations. Attunity will not seek a ruling from the Internal Revenue Service with regard to the U.S. federal income tax treatment relating to investment in the ordinary shares and, therefore, no assurance exists that the Internal Revenue Service will agree with the conclusions set forth below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax treatment of a U.S. holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquires our ordinary shares in connection with employment or other performance of services; (4) a U.S. holder that is subject to the alternative minimum tax; (5) a U.S. holder that holds the ordinary shares as a hedge or as part of a hedge, straddle, conversion or constructive sale transaction; (6) a tax-exempt entity; (7) real estate investments; (8) a U.S. holder that expatriates out of the United States; and (9) a person having a functional currency other then U.S. dollar.

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

        Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

        We do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including the amount of any Israeli tax withheld from the amount paid, to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in his or her ordinary shares and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The Internal Revenue Service has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

        Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to significant and complex limitations set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. income tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

Disposition of Shares

        Except as provided under the passive foreign investment company rules described below, upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s tax basis in the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year at the time of disposition. Long-term capital gains recognized by certain taxpayers generally are subject to a reduced rate of U.S. federal income tax (currently a maximum of 15%). If the U.S. holder’s holding period on the date of the sale or exchange was one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are subject to tax at the same rates as ordinary income.

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

Passive Foreign Investment Companies

        Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. Federal income tax purposes for any tax year if, in such tax year, either:

—	75% or more of our gross income (including the pro rata share of our gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive income; or

—	at least 50% of the assets, averaged over the year and generally determined based upon value, (including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income.

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

        The PFIC rules above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such shareholder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the Internal Revenue Service. Although we have no obligation to do so, we intend to notify U.S. holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. holders to consider whether to make a QEF election. In addition, we intend to comply with the applicable information reporting requirements for U.S. holders to make a QEF election. U.S. holders should consult with their own tax advisers regarding eligibility, manner and advisability of making the QEF election if we are treated as a PFIC.

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

        We believe that we were not a PFIC for 2006 nor in 2007. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF or mark-to-market election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

Backup Withholding

        A U.S. holder may be subject to backup withholding (currently at a rate of 28%) with respect to cash dividend payments and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is timely furnished to the Interal Revenue Service.

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

        The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

        Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K.

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

Interest Rate Risk

—	Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents. Our cash and cash equivalents are held substantially in U.S. dollars and bear annual interest of approximately 4.0% which is based upon the London Inter Bank Offered Rate (LIBOR). We place our cash and cash equivalents with major financial banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would not be substantial. If we draw debt under our bank line of credit of approximately $0.08 million, such debt would bear interest at a fixed rate.

—	In January 2007, we entered into a Loan Agreement with Plenus and its affiliates, whereby the lenders provided us a $2 million loan. The outstanding loan amount will be due and payable in twelve equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrues interest at a floating annual rate of the LIBOR rate plus 4.25%, and such interest will be paid on a quarterly basis. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would not be substantial. See Item 10C “Additional Information – Material Contracts – 2007 Loan”.

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

        During 2005, 2006 and 2007, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

        Disclosure controls and procedures. Our management, including our chief executive officer, or CEO, and our principal financial officer, our VP Finance, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and VP Finance, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and VP Finance as of December 31, 2007. Based upon that evaluation, our management, including our CEO and VP Finance, concluded that our disclosure controls and procedures are effective.

        Internal control over financial reporting. We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

        Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

        Based on such evaluation, our management, including the CEO and VP Finance, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007 is effective.

        This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

        There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Dan Falk, who serves on our audit committee, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. Mr. Falk qualifies as an “independent director” using the NASDAQ definition of independence.

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

Fees Paid to Independent Public Accountants

        In the annual meeting held on December 31, 2007 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered accounting firm until the next annual meeting.

        The following table sets forth, for each of the years indicated, the fees paid to Ernst & Young and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2006		2007
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$143,000	80%	$140,850	83%
Audit-related (2)	5,000	3%	12,100	7%
Tax (3)	30,380	17%	17,280	10%
Other	--	--	--	--
Total	$178,380	100%	$170,230	100%

(1)	Audit fees consist of services that have been provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. This included audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

(2)	Audit-related fees relate to assurance and associated services that are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17	FINANCIAL STATEMENTS

        The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements.

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant, as amended (2)

2.1	Specimen of Ordinary Share Certificate (3)

4.1	1994 Employee Stock Option Plan (4)

4.2	1998 Employee Stock Option Plan, as amended (5)

4.3	2001 Stock Option Plan, as amended (6)

4.4	2003 Israeli Stock Option Plan, as amended (7)

4.5	Note and Warrant Purchase Agreement dated March 22, 2004 among the Registrant and the purchasers listed on Exhibit A thereto; Form of Warrant issued in connection therewith; Form of Convertible Promissory Note issued in connection therewith; and Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (8)

4.6	Loan Agreement dated January 31, 2007 among the Registrant and Plenus Technologies Ltd.; Form of First and Second Warrants to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates; and Fixed Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates (9)

4.7	Form of Indemnification Letter (10)

4.8	Employment Agreement between the Registrant and Mr. Ratner, dated as of July 2004* (11)

4.9	Securities Purchase Agreement dated August 29, 2006, among the Registrant and certain investors; Form of Warrant issued to the investors and Danbar Finance Ltd. in connection therewith; Form of Registration Rights Agreement entered into in connection therewith (12)

4.10	Summary - Directors Compensation

8	List of Subsidiaries of the Registrant (13)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-54020, filed with the SEC on December 9, 1992, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.
(3)	Filed as Exhibit 4 to the Amendment No. 2 to the Registrant’s Registration Statement on Form F-1, registration number 33-54020, filed with the SEC on December 9, 1992, and incorporated herein by reference.
(4)	Filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 25, 2005, and incorporated herein by reference.
(6)	Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference. The 2001 Stock Option Plan was amended in the annual general meetings of the Registrant’s shareholders in December 2005 and December 2006, as reflected in Item 3 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and in Item 2 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 22, 2006, which are incorporated herein by reference.
(7)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference. The 2003 Israeli Stock Option Plan was amended in the annual general meetings of the Registrant’s shareholders in December 2005 and December 2006, as reflected in Item 3 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and in Item 2 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 22, 2006, which are incorporated herein by reference.
(8)	Filed as Items 3, 4, 5 and 6, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on March 25, 2004, and incorporated herein by reference.
(9)	Filed as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 6, 2007, and incorporated herein by reference.
(10)	Filed as Annex B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and incorporated herein by reference.
(11)	Filed as Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.
(12)	Filed as Exhibits 99.2, 99.3 and 99.4, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on August 30, 2006, and incorporated herein by reference.
(13)	Filed as Exhibit 8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

*	Translated from Hebrew.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and board of directors of

ATTUNITY LTD.

        We have audited the accompanying consolidated balance sheets of Attunity Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        As discussed in Note 2(n) to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Shared-Based Payment”, effective January 1, 2006.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2008	A Member of Ernst & Young Global

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,321	$5,080
Restricted cash	159	143
Trade receivables (net of allowance for doubtful accounts of $ 78 and $ 31
at December 31, 2007 and 2006, respectively)	912	2,829
Other accounts receivable and prepaid expenses	484	632
Assets of discontinued operations	-	33

Total current assets	2,876	8,717

LONG-TERM ASSETS:
Long-term prepaid expenses	72	102
Severance pay fund	972	925
Property and equipment, net	579	939
Software development costs, net	4,374	4,434
Goodwill	6,361	6,118
Deferred charges, net	423	118

Total long-term assets	12,781	12,636

Total assets	$15,657	$21,353

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2007	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term debt and current maturities of long-term debt	$18	$2,022
Trade payables	457	523
Deferred revenues	2,344	2,454
Employees and payroll accruals	876	1,260
Accrued expenses and other liabilities	901	1,077

Total current liabilities	4,596	7,336

LONG-TERM LIABILITIES:
Convertible debt	1,099	418
Long-term debts	2,009	23
Accrued severance pay	1,287	1,264

Total long-term liabilities	4,395	1,705

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 70,000,000 and 40,000,000 shares at December 31, 2007 and 2006 respectively; Issued and outstanding: 23,196,236 and 23,166,931 shares at
December 31, 2007 and 2006, respectively	720	720
Additional paid-in capital	103,924	102,772
Accumulated other comprehensive loss	(431)	(569)
Accumulated deficit	(97,547)	(90,611)

Total shareholders' equity	6,666	12,312

Total liabilities and shareholders' equity	$15,657	$21,353

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2007	2006	2005

Revenues:
Software licenses	$5,537	$6,652	$8,356
Maintenance and services	6,609	6,696	6,793

Total revenues	12,146	13,348	15,149

Operating expenses:
Cost of Software licenses	1,364	1,123	1,577
Cost of Maintenance and services	859	1,281	1,632
Research and development, net	3,906	3,872	2,671
Selling and marketing	7,985	9,555	9,370
General and administrative	2,646	2,959	2,192
Liquidation damages related to January 2005 financing	-	-	200
One-time employment termination and offices shutdown costs	1,111	-	-

Total operating expenses	17,871	18,790	17,642

Operating loss	(5,725)	(5,442)	(2,493)

Financial expenses, net	1,088	883	790
Other income (expenses)	(26)	15	(52)

Loss before taxes on income	(6,839)	(6,310)	(3,335)
Taxes on income	97	174	165

Net loss from continuing operations	(6,936)	(6,484)	(3,500)
Discontinued operations:
Loss on disposal of business	-	-	(290)

Net loss	$(6,936)	$(6,484)	$(3,790)

Basic and diluted net loss per share from continuing operations	$(0.30)	$(0.34)	$(0.21)

Basic and diluted net loss per share from discontinued operations, net of
income taxes	$-	$-	$(0.02)

Basic and diluted net loss per share	$(0.30)	$(0.34)	$(0.22)

Weighted average number of shares used in computing basic and diluted net
loss per share	23,185	19,333	16,939

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2005	15,356,740	$539		$89,618	$(148)	$(80,337)		$9,672

Exercise of warrants	673,845	15		1,164	-	-		1,179
Exercise of employee stock options	423,878	10		525	-	-		535
Private placement share issuance, net	804,792	20		1,981	-	-		2,001
Warrants issued in consideration of credit line	-	-		67	-	-		67
Other comprehensive loss:
Foreign currency translation adjustments	-	-		-	(364)	-	$(364)	(364)
Net loss	-	-		-	-	(3,790)	(3,790)	(3,790)

Total comprehensive loss							$(4,154)

Balance as of December 31, 2005	17,259,255	584		93,355	(512)	(84,127)		9,300

Private placement share issuance, net	4,800,000	112		5,565	-	-		5,677
Exercise of warrants	1,000,000	22		1,725	-	-		1,747
Exercise of employee stock options	107,676	2		170	-	-		172
Beneficial conversion feature related to price adjustment
of the convertible debt following 2007 private
placement share issuance	-	-		730	-	-		730
Warrants issued in consideration of credit line	-	-		264	-	-		264
Stock-based compensation	-	-		963	-	-		963
Other comprehensive loss:
Foreign currency translation adjustments
Net loss	-	-		-	(57)	-	$(57)	(57)
Total comprehensive loss	-	-		-	-	(6,484)	(6,484)	(6,484)

							$(6,541)

Balance as of December 31, 2006	23,166,931	720		102,772	(569)	(90,611)		12,312

Exercise of employee stock options	29,305	*	)	27	-	-		27
Warrants issued in consideration of credit line	-	-		495	-	-		495
Stock-based compensation	-	-		630	-	-		630
Other comprehensive loss:
Foreign currency translation adjustments	-	-		-	138	-	$138	138
Net loss	-	-		-	-	(6,936)	(6,936)	(6,936)

Total comprehensive loss							$(6,798)

Balance as of December 31, 2007	23,196,236	$720		$103,924	$(431)	$(97,547)		$6,666

*) Represent an amount lower than $ 1

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

Cash flows from operating activities:
Net loss from continuing operations	$(6,936)	$(6,484)	$(3,500)
Loss from discontinued operations		-	(290)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	365	378	328
Stock-based compensation	589	907	-
Amortization of deferred charges	207	400	226
Amortization of debt discount	682	471	400
Amortization of software development costs	1,364	1,123	1,455
Decrease in accrued severance pay, net	(29)	(5)	(3)
Decrease (increase) in trade receivables, net	1,904	(483)	(257)
Decrease (increase) in other accounts receivable and prepaid
expenses	174	685	(342)
Decrease (increase) in long-term prepaid expenses	30	73	(111)
Increase (decrease) in trade payables	(82)	(335)	169
Increase (decrease) in deferred revenues	(137)	(55)	203
Increase (decrease) in employees and payroll accruals	(422)	(23)	349
Decrease in accrued expenses and other liabilities	(247)	(927)	(158)
Liquidation damages related to January 2005 financing	-	-	200
Capital loss from sale of property and equipment	99	20	52

Net cash used in operating activities from continuing operations
(reconciled from continuing operations)	(2,439)	(4,255)	(1,279)
Net cash provided by (used in) operating activities from
discontinued operations (reconciled from discontinued operations)	33	38	(442)

Net cash used in operating activities	(2,406)	(4,217)	(1,721)

Cash flows from investing activities:
Restricted cash, net	(17)	(70)	(2)
Short-term deposits, net	-	-	115
Purchase of property and equipment	(112)	(554)	(427)
Capitalization of software development costs	(1,263)	(1,328)	(1,415)
Proceeds from sale of property and equipment	8	8	103

Net cash used in investing activities	(1,384)	(1,944)	(1,626)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	27	172	535
Proceeds from exercise of warrants	-	1,747	1,179
Private placement share issuance, net	-	5,677	1,801
Receipt of short-term debt	-	2,006	-
Receipt of long-term debt	1,983	-	-
Repayment of short terms debt and current maturities of long-term
debt	(2,018)	(50)	(81)

Net cash provided by (used in) financing activities	(8)	9,552	3,434

Foreign currency translation adjustments on cash and cash equivalents	39	54	(54)

Increase (decrease) in cash and cash equivalents	(3,759)	3,445	33
Cash and cash equivalents at the beginning of the year	5,080	1,635	1,602

Cash and cash equivalents at the end of the year	$1,321	$5,080	$1,635

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Interest	$228	$240	$160

Income taxes	$84	$352	$-

Supplemental disclosure of non-cash investing and financing
activities:

Issuance of warrant in consideration of credit line	$495	$264	$67

Stock-based compensation that was capitalized as part of
capitalization of software development costs	$41	$56	$-

Beneficial conversion feature related to price adjustment of the
convertible debt following 2006 private placement share issuance	$-	$730	$-

Capital lease obligation incurred upon the acquisition of property
and equipment	$-	$39	$-

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1:	–	GENERAL

a.	Attunity Ltd. (“the Company” or “Attunity”) and its subsidiaries (collectively – “the Group”) develop, market and provide support for standards-based enabling software for delivering real-time applications. This includes data and application integration software as well as platform software for event-driven composite applications. Using Attunity’s software, companies are able to connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated workplace-focused composite applications. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision – an application generator; APTuser – a database retrieval and production report generator; and Mancal 2000 – a logistics and financial application software package.

In 2007, 2006 and 2005, the Company had a distributor that accounted for 16.9%, 21.5% a14.1% of revenues, respectively.

b.	In the last three years the Company incurred accumulated losses of $17,210, accumulated negative cash flows from operating activities from continuing operation of $7,973 and has cash and cash equivalent of $1,321 as of December 31, 2007.

During 2007 the Company performed several restructuring activities (see Note 15b), in order to improve its financial strength. The Company is planning to raise additional capital to ensure its current operations and also approved a tentative cost reduction plan to ensure it has the financial resources to support its operations until December 31, 2008. This tentative plan includes, among others, workforce reduction, curtailment of sales and marketing activities, reduction of research and development activities and sale or discontinue of certain activities. In order for such plan to be effective it will have to be implemented in a timely manner.

c.	Discontinued operations:

In January 2005, the Company discontinued its non-core consulting operations in France and Israel by selling the operations (1) in France for approximately € 50 ($ 65), payable in two installments in December 2005 and in December 2006, plus earn-out payments of approximately € 30 ($ 39) for the year 2007 and (2) in Israel for $ 57 payable in eight installments over two years. The facts and circumstances leading to this disposal included the characterization of consulting services as non-core and the focus on growing its core business.

The assets of the discontinued component are presented separately in the balance sheets as of December 31, 2006, within current assets. The results of the non-core consulting operations are presented as discontinued operations for all periods presented.

Those transactions were accounted for in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) and Emerging Issues Task Force (“EITF”) No. 03-13, “Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations”.

In the year ended December 31, 2005, the Company recorded a loss from discontinued operations of $ 290 that is comprised of:

Capital gain	$134
Results of discontinued operations (1)	(424)

Loss from discontinued operations	$(290)

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1:	–	GENERAL (Cont.)

(1)	The results of operations in Israel and France were reported separately as discontinued operations in the statement of operations for the year ended December 31, 2005, and are summarized as follows:

Year ended December 31, 2005

Revenues	$186
Cost of revenues	211

Gross profit (loss)	(25)
Operating expenses	399

Net loss	$(424)

As of December 31, 2007 and 2006, $ 0 and $ 33, respectively, remained in assets of discontinued operations. The assets in 2006 are comprised of the last payment in consideration of the sale of operations in France.

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

Amounts in currencies other than the dollar have been translated as follows:

Monetary balances – at the exchange rate in effect on the balance sheet date. Revenues and costs – at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations under financial expenses, net.

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

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

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

In 2007, 2006 and 2005, no impairment losses were identified.

h.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

In 2007, 2006 and 2005, no impairment losses were identified.

The change in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 is due to translation adjustments.

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48), see Note 13c.

k.	Advertising expenses:

Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 amounted to $ 34, $ 125 and $ 112, respectively.

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

Persuasive evidence of an arrangement exists – The Company determines that persuasive evidence of an arrangement exists with respect to a customer when it has a purchase order from the customer or a written contract (documentation is dependent on the business practice for each type of customer).

Delivery has occurred – The Company’s software may be either physically or electronically delivered to the customer. The Company determines that delivery has occurred upon shipment of the software or when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software on its hardware.

The fee is fixed or determinable – The Company considers all arrangements with payment terms extending beyond five months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

Collectibility is probable – The Company determines whether collectibility is probable on a case-by-case basis. When assessing probability of collection, the Company considers the number of years in business and history of collection. If the Company determines from the outset that collectibility is not probable based upon its review process, revenue is recognized as payments are received.

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

Pursuant to SOP No. 97-2, revenues from license fees that involve customization of the Company’s software to customer specific specifications are recognized in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts. During 2007, the Company has completed its obligation under such agreement, and as a result, recognized all related revenues.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables.

Cash and cash equivalents and restricted cash are invested in major banks in Israel, Europe and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are mainly derived from sales to customers located primarily in the United States, the Far East, Europe, South America and Israel. The Company performs ongoing credit evaluations of its customers and, through December 31, 2007, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

n.	Accounting for stock-based compensation:

Prior to January 1, 2006, the Company accounted for stock-based employee compensation plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations as permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). No intrinsic value of stock-based compensation expense was recorded by the Company for the year ended December 31, 2005.

Effective January 1, 2006, the Company adopted the fair value recognition and measurement provisions of SFAS No. 123(R), “Share-Based Payment”(“SFAS 123(R)”). SFAS 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2007 and 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is calculated using the Simplified Method, as defined in Staff Accounting Bulletin No 107, “Share-Based Payments”, as the average between the vesting period and the contractual life of the options. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2007, 2006 and 2005 is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005

Dividend yield	0%	0%	0%
Expected volatility	59.6%	73.1%	67.3%
Risk-free interest	4.7%	4.6%	3.9%
Expected life	4 years	4 years	4 years

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

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s loss before taxes on income and the net loss for years ended December 2006 was and $ 907 higher than if the Company had continued to account for equity-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 $ 0.05 higher than if the Company had continued to account for equity-based compensation under APB No. 25.

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

Pro forma information under SFAS 123, is as follows:

Year ended December 31,
2005

Net loss as reported	$(3,790)
Deduct: stock-based employee compensation expenses determined
under fair value based method for all awards	(877)

Pro forma net loss	$(4,667)

Basic and diluted net loss per share:

As reported	$(0.22)

Pro forma	$(0.28)

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company applies SFAS 123(R) and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees for services or goods provided. SFAS 123(R) requires the use of an option valuation model to measure the fair value of the warrants at the date of grant.

o.	Basic and diluted net loss per share:

Basic and dilutive net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year.

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

Severance pay expense for the years ended December 31, 2007, 2006 and 2005 amounted to $ 324, $ 308 and $ 224, respectively.

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

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, employees and payroll accruals, accrued expenses and other liabilities approximate their fair values due to the short-term maturity of these instruments.

The fair value of long-term loans is estimated by discounting the future cash flow using the current interest rate for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

s.	Reclassification:

Certain reclassifications were made to prior years’ financial statements to conform to the current year’s presentation.

t.	Impact of recently issued accounting standards:

1)	In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management believes this Standard will not have a material effect on its consolidated financial statements.

2)	In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. Management believes this Standard will not have a material effect on its consolidated financial statements

3)	On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company believes that it complies with the exception as listed in SAB 110, and as a result, expected to continue using the simplified method in 2008.

NOTE 3:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2006

Prepaid expenses	$169	$331
Government authorities	184	198
Employees	10	23
Other	121	80

	$484	$632

NOTE 4:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2007	2006

Cost:
Computers and peripheral equipment	$2,455	$3,819
Office furniture and equipment	352	501
Motor vehicles	-	40
Leasehold improvements	533	1,179

	3,340	5,539

Accumulated depreciation	2,761	4,600

Depreciated cost	$579	$939

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005 are $ 365, $ 378, and $ 328, respectively.

During 2007 the Company disposed of property and equipment with a zero net value and obsolete property and equipment that are not in use which resulted in a capital loss of $ 90.

As for charges on the Company’s property and equipment, see Note 10.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 5:	–	SOFTWARE DEVELOPMENT COSTS, NET

	December 31,
	2007	2006

Software development costs	$21,025	$19,721
Less - accumulated amortization	16,651	15,287

Amortized cost	$4,374	$4,434

Amortization expenses for the years ended December 31, 2007, 2006 and 2005 are $ 1,364, $ 1,123, and $ 1,455, respectively.

Estimated amortization expenses for the years ending:

December 31,

2008	$1,404
2009	1,318
2010	767
2011	605
2012	280

$4,374

NOTE 6:	CREDIT LINE

In June 2004, the Company entered into a credit line agreement (“the Agreement”) with Plenus Technologies Ltd. (“Plenus” or “the lender”). According to the Agreement, the lender undertook to make available to the Company a revolving credit facility in the aggregate amount of $ 3,000. The Agreement was scheduled to expire in June 2006.

As part of the Agreement, the lender received a non-forfeitable exercisable warrant to purchase 250,909 of the Company’s Ordinary shares at an exercise price of $2.75 per share (subject to price adjustments). As a result of September 2006 private placement (see note 12b) the exercise price was adjusted to $1.25 per share.

The Company had not utilized any of the credit facility until the termination of the Agreement on March 27, 2006.

The Company signed a new loan agreement (“the Second Agreement”), dated May 1, 2006, with the lender according to which the Company borrowed $ 2,000 effective as of March 27, 2006 (“the Effective date”).

As part of the Second Agreement, the lender received a non-forfeitable exercisable warrant to purchase 192,000 of the Company’s Ordinary shares at an exercise price of $1.25 per share.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 6:	–	CREDIT LINE (Cont.)

The Company paid the lender interest on the principal amount outstanding at an annual rate of 6.5% for the period from the Effective date through June 3, 2006 and an interest at an annual rate of 9.44% for the period from June 4, 2006 through December 31, 2006.

Since the warrants were non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant in the amount of $ 264 was recorded as financial expenses in 2006. The aforementioned fair value was measured according to the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 4.7%, dividend yield of 0%, expected volatility of the Company’s Ordinary shares of 82.7%, and contractual life of 5 years.

The Second Agreement amount was paid in one installment on January 2, 2007.

On January 31, 2007, the Company entered into a new Loan Agreement (“the New Agreement”), with the lender and its affiliates, whereby the lender provided a $ 2,000 loan, and, upon future achievement of a certain milestone (related to achievement of revenues targets), will lend an additional $ 1,000. The date on which the additional $ 1,000 will be provided was referred to as the Second Closing and it passed without utilization of aforementioned additional amount by the Company.

The outstanding loan amount will be due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrues interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and is being paid on a quarterly basis.

In addition, the Company issued to the lender warrants, exercisable until January 30, 2012, to purchase up to 439,883 Ordinary shares at an exercise price per share of $ 1.364, subject to price adjustments.

Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant in the amount of $ 375 was recorded in 2007 financial reports as deferred charges, and is amortized over the term of the loan. The aforementioned fair value was measured according to the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0%, expected volatility of the Company’s Ordinary shares of 73.8%, and an expected life of 5 years.

As part of the New Agreement, the exercise period of warrants previously issued to the lender was extended (see Note 12g (items 1 and 3)) such that the exercise period will lapse on January 30, 2012. The fair value of the warrant extension in the amount of $ 120 was recorded in 2007 financial reports as deferred charges, and is amortized over the term of the loan.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2007	2006

Government authorities	$68	$118
Accrued expenses	754	544
Accrued termination cost (see also Note 15b)	68	117
Royalties to government authorities	-	247
Others	11	51

	$901	$1,077

NOTE 8:	–	CONVERTIBLE DEBT AND DETACHABLE WARRANTS

In April 2004, the Company issued to a group of existing shareholders convertible debt (herein “Promissory Note”)in the amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $ 1.75 (subject to adjustments). The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $ 1.75 per share (subject to adjustments). The amount that may be converted will be equal to at least 50% of the face amount of the debt. The warrants expired in May 4, 2007 without being exercised.

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

In addition, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”(“EITF 98-5”) and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), the Company recognized and measured the embedded beneficial conversion feature present in the convertible debt, by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital. The intrinsic value of the feature was calculated on the commitment date using the effective conversion price which had resulted subsequent to the allocation of the proceeds between the detachable warrants and the convertible debt. This intrinsic value is limited to the portion of the proceeds allocated to the convertible debt.

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

During the years ended December 31, 2007, 2006 and 2005, the Company recorded financial expenses in the amount of $ 682, $ 471 and $ 400, respectively, attributed to the amortization of the aforementioned debt discount.

Issuance expenses in respect of the convertible debt in the amount of $ 247 were deferred and recorded as “deferred charges”. These deferred charges are amortized over the period from the date of issuance to the stated redemption date of the debt.

As of December 31, 2007, no shares were issued pursuant to debt conversion or exercise of the warrants.

	December 31,
	2007	2006

Principal of debt	$2,000	$2,000
Unamortized debt discount	(901)	(1,582)

Convertible debt, net	$1,099	$418

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	LONG-TERM DEBTS

	December 31,
	2007	2006

Long term loan (see Note 6)	$2,000	$-
Capital lease obligations, linked to the U.S. dollar and bearing
interest of 12%	-	6
Capital lease obligations, linked to the Israeli Consumer Price
Index and bearing interest of 5%	27	39

	2,027	45
Less - current maturities:
Capital lease obligations	18	22

	$2,009	$23

As of December 31, 2007, the aggregate annual maturities of long-term debts are as follows:

First year (current maturities)	$18
Second year	1,842
Third year	167

$2,027

See also Note 10.

NOTE 10:	–	CHARGES (ASSETS PLEDGED)

a.	In order to secure the Company’s obligations and performance pursuant to the New Agreement described in Note 6, the Company recorded a first priority fixed charge in favor of the lender on all of its intellectual property, and a first priority floating charge in favor of the lender on all of its rights, title and interest in all its assets. The Security Agreements contain certain limitations on, among other things, the Company’s ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of the lender.

b.	As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in June 2010. In addition, the Company leases motor vehicles and computers and peripheral equipment under operating leases. Future minimum commitments under these leases as of December 31, 2007, are as follows:

Year ended December 31,	Operating leases

2008	$917
2009	712
2010	439

$2,068

Rent expenses under operating leases for the years ended December 31, 2007, 2006 and 2005 were $ 1,512, $ 1,326 and $ 1,094, respectively.

The Company has granted a bank guarantee in the amount of $ 159 to its Israeli offices lessor to cover last 3 month of rent.

b.	Royalties:

The Company has participated in programs sponsored by the Israeli Government for the support of research and development activities. Grants in the aggregate amount of $ 2,426 were received before June 2000 in respect of two product lines.

The Company was obligated to pay certain royalties which were contingent on actual sales of the products. As of December 31, 2007, the Company paid its full obligation in respect of one product line and has no further obligation in respect of the other product line in the absence of sales.

NOTE 12:	–	SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are quoted on the NASDAQ Capital Market since August 15, 2007 when the Company received a NASDAQ Staff Determination letter indicating that Attunity has failed to comply with the minimum $10,000,000 stockholders’ equity requirement for continued listing on the NASDAQ Global Market, as set forth in NASDAQ’s Marketplace Rule 4450(a)(3), and that Attunity’s securities are therefore subject to delisting from the NASDAQ Global Market. The Company’s ordinary shares were delisted from The NASDAQ Capital Market at the opening of business on February 22, 2008 (see Note 16).

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

b.	On September 28, 2006, the Company signed a private placement agreement with certain investors. Pursuant to the agreement, the Company issued 4,800,000 of its Ordinary shares at $ 1.25 per share for a total consideration of $ 6,000. The investors also received, at no additional consideration, warrants to purchase 2,400,000 Ordinary shares at an exercise price of $ 1.25 per share, exercisable within three years from the issuance date.

c.	During February and April 2006, a group of investors exercised 1,000,000 warrants with an exercise price of $ 1.75 per share for an aggregate consideration of $ 1,750.

d.	On January 23, 2005, the Company signed a private placement agreement with certain investors. Pursuant to the agreement, the Company issued 727,273 of its Ordinary shares at $ 2.75 per share for total consideration of $ 2,000. The investors also received, at no additional consideration, warrants to purchase 290,909 Ordinary shares at an exercise price of $ 2.75 per share, exercisable until January 23, 2008, with a call provision that allows the Company to call the exercise of the warrants if the closing price of the Ordinary shares exceeds $ 4.70 for twenty (20) consecutive trading days. A delay in registration of the underlying shares resulted of exercise of the warrant, or failure to maintain their effectiveness, will require the Company to make pro rata payments to the investors, as monthly liquidated damages in an amount equal to 2% of the aggregate amount invested. In 2005, the Company issued to its above mentioned investors Ordinary shares in the amount of $ 200 (liquidation damage) as a result of a five month delay in registration. In January 23, 2008 the above mentioned warrants expired without being exercise.

e.	During the first quarter of 2005, former investors exercised their warrants for an aggregate consideration of $ 1,179.

f.	Stock Option Plans:

Under the Company’s 1994, 1998, 2001 and 2003 Stock Option Plans (“the Plans”), the Company has granted options to purchase Ordinary shares to employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company’s Ordinary shares on the date of grant for incentive stock options and 75% of the fair market for non-qualified options. Under the terms of these plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant or with the date of hire (for new employees at their first grant). The options generally expire no later than 6 years from the date of the grant, and are non-transferable, except under the laws of succession.

Under the Plans, 6,500,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become available for future grants. As of December 31, 2007, there are 1,626,904 options available for future grants.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31,
	2007			2006		2005
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	In thousands			In thousands		In thousands

Outstanding at beginning of year	4,151	$1.78		3,552	$1.81	4,031	$1.97

Granted	804	$1.13		1,179	$1.84	463	$2.61

Exercised	(29)	$0.95		(108)	$1.60	(431)	$1.26

Canceled or forfeited	(967)	$1.82		(472)	$2.18	(511)	$4.26

Outstanding at end of year	3,959	$1.57	*	4,151	$1.78	3,552	$1.81

Vested and expected to vest at end of year	3,790	$1.46		4,013	$2.08	3,552	$1.81

Exercisable at end of year	2,095	$2.33		2,617	$2.11	1,983	$2.10

*	During 2007, the Company modified the exercise price of certain out of the money stock options to $ 0.5. The modification resulted in an incremental deferred fair value of approximately $ 45 that will be amortized over the remaining vesting period. All re-priced and modified options are reflected in the closing weighted average exercise price in all the summaries tables of stock option.

**	The outstanding, exercisable, vested and expected to be vest options are either at the money or out of the money as of December 31, 2007 and their intrinsic value was considered as zero.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005, was $ 6, $ 76 and $ 640, respectively.

As of December 31, 2007, there was $ 437 of total unrecognized compensation cost related to non-vested share-based compensation that expected to be recognized over a period of 1.5 years.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2007, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price of options exercisable
	In thousands	Years		In thousands

$0.49 - 0.5	1,536	4.2	$0.5	-	$-
$0.82 - 1.75	934	1.9	$1.45	877	$1.48
$1.8 - 2.3	1,131	6.3	$2.19	878	$2.27
$2.42 - 2.78	223	6.9	$2.53	205	$2.54
$6.5 - 10.13	135	2.0	$7.96	135	$7.96

	3,959		$1.57	2,095	$2.33

Weighted average fair values and weighted average exercise prices of options whose exercise prices are equal to, lower than or exceed market price of the shares at date of grant are as follows:

	Year ended December 31,
	2007		2006		2005
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Equals market
price at date
of grant	$0.57	$1.13	$1.07	$1.84	$1.66	$2.61

Upon exercise of options by employees, the Company has a policy of issuing registered shares for all options exercised.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

g.	Warrants:

The Company has issued warrants, as follows:

Issuance date	Outstanding as of December 31, 2007	Exercise price		Exercisable as of December 31, 2007	Exercisable through

June 2004 (1)	250,909	*)$	1.25	250,909	**) January 30, 2012
January 2005 (2)	290,909		$2.75	290,909	January 23, 2008
May 2006 (3)	192,000	*)$	1.25	192,000	**) January 30, 2012
September 2006 (4)	2,400,000		$1.25	2,400,000	October 9, 2009
September 2006 (5)	100,000		$1.25	100,000	October 9, 2009
January 2007 (6)	439,883		$1.36	439,883	January 30, 2012

	3,673,701			3,673,701

(1)	Issued to the lender as part of the credit line agreement (see Note 6). 200,000 warrants were issued in June 2004 and 50,909 warrants were issued in June 2005.

(2)	Issued to the investor of the private investment carried out in January 2005 (see Note 12d). Most of the warrants were sold in 2006 to certain shareholders. These warrants expired with no exercises on January 23, 2008.

(3)	Issued to the lender as part of the credit line agreement (see Note 6).

(4)	Issued to the investor of the private investment carried out in September 2006 (see Note 12b).

(5)	Issued to an agent as finder’s fee in respect of the private investment carried out in September 2006 (see Note 12b).

(6)	Issued to the lender as part of the credit line agreement (see Note 6).

*)	The exercise price was adjusted to $ 1.25 as a result of the September 2006 private investment (see Note 8).

**)	The exercise period was extended as part of the agreement described in Note 6.

NOTE 13:	–	INCOME TAXES

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The production facilities of the Company and its subsidiary, Attunity Software Services Ltd. (“ASS”), have been granted an “Approved Enterprise” status under the Investment Law in six investment programs.

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

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the existing Approved Enterprise of the Israeli subsidiary will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the amended Investment Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the provision of the amended Investment Law.

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

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

c.	The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in a change to the Company accumulated deficit.

d.	Tax loss carryforwards:

Net operating loss carryforwards as of December 31, 2007 are as follows:

Israel	$46,021
United States *)	3,923
UK	3,330
Hong Kong	2,245
Other	1,320

$56,839

Net operating losses in Israel, the UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will expire in the years 2008-2027.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2007	2006

Net operating loss carryforwards	$14,551	$12,537
Other	1,899	1,482

Total deferred tax asset before valuation allowance	16,450	14,019
Less - valuation allowance	(16,450)	(14,019)

Net deferred tax assets	$-	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future. During fiscal year 2007, the Company increased the valuation allowance by $ 2,431 to $ 16,450.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	INCOME TAXES (Cont.)

f.	Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company (2005 – 34%, 2006 – 31%, 2007 – 29%) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods) .

Tax expenses mainly represent withholding taxes on royalties.

No tax asset was recorded since the Company does not expect to utilize such asset in the foreseeable future.

g.	Pre-tax loss:

	Year ended December 31,
	2007	2006	2005

Domestic	$(7,120)	$(7,417)	$(3,005)
Foreign	281	1,107	(330)

	$(6,839)	$(6,310)	$(3,335)

h.	Reduction in corporate tax rate:

In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

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

Revenues from sales to unaffiliated customers:

	Year ended December 31,
	2007	2006	2005

Israel	$1,071	$1,290	$1,514
United States	7,477	7,897	8,112
Europe	1,988	2,573	3,550
Far East	1,082	938	1,138
Other	528	650	835

	$12,146	$13,348	$15,149

In 2007, 2006 and 2005, over 85% of license revenues are derived from the Connect product.

The Company’s maintenance and support revenues are derived from annual maintenance and support payments made by customers who use the Connect product or the CorVision, Mancal 2000 and APTuser products, which are legacy products. In addition, maintenance and support revenues are derived from annual maintenance and support payments made by customers who use the Attunity InFocus software. In 2007, 2006 and 2005, maintenance and support revenues derived from the legacy products represented 24%, 28% and 38%, respectively out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2007, 2006 and 2005 related to the Connect product represented 72%, 71% and 62%, respectively out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2007 and 2006 related to the InFocus product represented 4% and 1%, respectively out of the total consolidated maintenance and support revenues.

In 2007, 2006 and 2005, the Company had a distributor that accounted for 16.9%, 21.5% and 14.1% of revenues, respectively.

The Company’s long-lived assets are as follows:

	December 31,
	2007	2006

Israel	$11,651	$11,389
United States	59	125
Other	27	95

	$11,737	$11,609

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development costs, net:

	Year ended December 31,
	2007	2006	2005

Total costs	$5,169	$5,200	$4,086
Capitalized software development costs	(1,263)	(1,328)	(1,415)

	$3,906	$3,872	$2,671

b.	Termination costs:

During 2007, the Company recorded $ 1,111 as one-time employment termination and offices shutdown costs in respect of terminating its entire France and Australia subsidiaries activity in March 2007 and part of its worldwide workforce in October 2007.

c.	Financial income (expenses), net:

	Year ended December 31,
	2007	2006	2005

Financial income:
Interest and other income	$115	$104	$72
Foreign currency translation differences, net	-	201	-

	115	305	72

Financial expenses:
Interest	(306)	(317)	(197)
Amortization of debt discount	(682)	(471)	(400)
Amortization of deferred expenses (issuance
expenses and credit line costs)	(207)	(400)	(226)
Foreign currency translation differences, net	(8)	-	(39)

	(1,203)	(1,188)	(862)

	$(1,088)	$(883)	$(790)

In 2007, 2006 and 2005, the financial expenses include non cash amounts of $ 731 and, $ 518 and $ 449, respectively, related to the convertible debt issued to principal shareholders and described in Note 8.

In 2007, 2006 and 2005, the financial expenses include non cash amounts of $ 151, $ 353 and $ 177, respectively, related to the credit line described in Note 6.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:	–	SUBSEQUENT EVENTS (Unaudited)

On February 13, 2008 the Company received notice from the staff of the NASDAQ Stock Market, Inc. indicating that Attunity has failed to comply with the minimum $1.00 per share requirement for continued listing as set forth in NASDAQ’s Marketplace Rule 4450(a)(5) and as a result the Company’s ordinary shares were delisted from The NASDAQ Capital Market at the opening of business on February 22, 2008.

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD By: /s/ Aki Ratner —————————————— Aki Ratner Chief Executive Officer

Dated: April 2, 2008