Form 20-F/A
period 2007-12-31
ATTUNITY LTD
filed 2008-11-26
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
(Amendment no. 1)

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

Dror Elkayam, +972-9-899-3000, Dror.Elkayam@attunity.com,
Kfar Netter Industrial Park, Kfar Netter, 40593, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Large Accelerated Filer ☐    Accelerated Filer ☐     Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F/A (this “Amendment”) to the annual report on Form 20-F of Attunity Ltd (“the Company” or “we”) for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2008 (the “Form 20-F”), is being filed solely for the purpose of:

—	filing revised consolidated financial statements for the year ended December 31, 2007 (the “2007 Financial Statements”), the only changes being (1) a revised Note 1b to the 2007 Financial Statements and (2) a new Note 16b to cover events subsequent to the date of the 2007 Financial Statements;

—	filing a revised Report of Independent Registered Public Accounting Firm, updating the version that appeared on page F-2 of the Form 20-F (the “Report”), the only change being the inclusion in the Report of a statement that since the date of completion of the audit of the 2007 Financial Statements and initial issuance of the Report thereon, the Company, as discussed in Note 1b of the 2007 Financial Statements, has continued experiencing operational and net losses that adversely affect the Company’s current liquidity. Note 1b to our consolidated financial statements filed with this Amendment describes management’s plans to address the matter; and

—	in order to address the said revisions in the 2007 Financial Statements and Report, (1) adding a risk factor titled “We face liquidity challenges and will need to raise additional capital in the very near future, which may not be available to us” in Item 3D of the Form 20-F, and (2) revising Item 5 (“Operating and Financial Review and Prospects”) solely in order to add a section titled “Subsequent Events” in Item 5B (“Liquidity and Capital Resources”) of the Form 20-F.

        Therefore, this Amendment consists of a cover page (as revised to comply with the new form 20-F requirements that came into effect on , this explanatory note, a revised opinion in the Report of the Independent Registered Public Accounting Firm, revised 2007 Financial Statements, revised Item 3D, revised Item 5, a signature page and new certifications and consent.

        Other than as described above, this Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2007, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

ITEM 3D.	RISK FACTORS

We face liquidity challenges and will need to raise additional capital in the very near future, which may not be available to us.

        We face liquidity challenges. We will need to raise additional funds in the very near future in order to satisfy our working capital and capital expenditure requirements. Current economic conditions are likely to limit our ability to access sources of funds.

        Although we intend to raise new capital fromvarious resources, we may not be able to obtain additional funds on a timely basis, on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

—	develop new products;

—	enhance our existing products;

—	remain current with evolving industry standards;

—	expand our sales and marketing programs;

—	take advantage of future opportunities; or

—	respond to competitive pressures or unanticipated requirements.

Further, if we cannot raise funds on acceptable terms and on a timely basis, we may also be unable to continue as a going concern. In that event, we may be forced to cease operations and our shareholders could lose their entire investment in our company.

ITEM 5B.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

        Operating Loss. Based on the foregoing, the operating loss increased by 5.6% to $5.7 million in 2007 from $5.4 million in 2006.

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

Subsequent Events

        Subsequent to the balance sheet date, at September 30, 2008, we had cash and cash equivalents of $813,000, restricted cash of $228,000 and short term debt of $3,453,000. During the nine months ended September 30, 2008, we incurred a net loss of $2,118,000. We are due to pay our entire debt amount of $4,250,000 during 2009. In addition, we need to raise additional funds or receive additional lines of credit in order to meet our working capital requirements.

        In order to improve our financial strength, we plan to raise additional capital to sustain our current operations and receive an additional line of credit from certain of our shareholders. In addition, we have approved a tentative cost reduction plan to ensure that we have the financial resources needed to support our operations. This tentative plan includes, among others, workforce reduction, curtailment of sales and marketing activities and reduction of research and development activities. In addition, our management believes that it will reach an agreement with some of its debt holders to defer the repayment beyond 2009, prior to December 31, 2008.

        The above mentioned conditions and failure to raise sufficient funds in the near future in the current market and economic conditions raise substantial doubt about our ability to continue as a going concern. However, we still believe that our cash resources are sufficient to fund our operations at least through December 31, 2008.

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

Contractual Obligations	Payments due by Period (U.S. dollars in thousands)
	Total	less than 1 year	1-3 Years		3-5 Years	more than 5 Years

Long-term convertible debt obligations	$1,099	--	$1,099	*	--	--

Long-term debt obligations	$2,009		$2,009
Operating lease obligations	2,068	917	1,151		--	--

Other long-term liabilities reflected
on the Balance Sheet	$315	--	--		--	$315

Total	$5,491	$917	$4,259		$--	$315

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

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit	Description

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1*	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

*	Filed herewith.

**	Furnished herewith.

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

        Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated April 2, 2008, the Company, as discussed in Note 1b, has continued experiencing operational and net losses that adversely affect the Company’s current liquidity. Note 1b describes management’s plans to address these issues.

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

Except for Note 1b as to which the date is November 25, 2008

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

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1:	–	GENERAL

a.	Attunity Ltd. (“the Company” or “Attunity”) and its subsidiaries (collectively – “the Group”) develop, market and provide support for standards-based enabling software for delivering real-time applications. This includes data and application integration software as well as platform software for event-driven composite applications. Using Attunity’s software, companies are able to connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated workplace-focused composite applications. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision – an application generator; APTuser – a database retrieval and production report generator; and Mancal 2000 – a logistics and financial application software package.

In 2007, 2006 and 2005, the Company had a distributor that accounted for 16.9%, 21.5% a14.1% of revenues, respectively.

b.	Subsequent to the balance sheet date, at September 30, 2008, the Company had cash and cash equivalents of $813, restricted cash of $228 and short term debt of $3,453. During the nine months ended September 30, 2008, the Company incurred a net loss of $2,118. The Company is due to pay its entire debt amount of $4,250 during 2009. In addition, the Company needs to raise additional funds or receive additional lines of credit in order to meet its working capital requirements.

In order to improve its financial strength, the Company plans to raise additional capital to sustain its current operations and receive an additional line of credit from certain of its shareholders. In addition, the Company has approved a tentative cost reduction plan to ensure that it has the financial resources needed to support its operations. This tentative plan includes, among others, workforce reduction, curtailment of sales and marketing activities and reduction of research and development activities. In addition, the Company’s management believes that it will reach an agreement with the debt holders to defer the repayment beyond 2009, prior to December 31, 2008.

The above mentioned conditions and failure to raise sufficient funds in the near future in the current market and economic conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company still believes, however, that its cash resources are sufficient to fund its operations at least through December 31, 2008.

c	Discontinued operations:

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

s.	Reclassification:

Certain reclassifications were made to prior years’ financial statements to conform to the current year’s presentation.

t.	Impact of recently issued accounting standards:

1.	In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management believes this Standard will not have a material effect on its consolidated financial statements.

2.	In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. Management believes this Standard will not have a material effect on its consolidated financial statements

3	On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:	–	SUBSEQUENT EVENTS (Unaudited)

a.	On February 13, 2008 the Company received notice from the staff of the NASDAQ Stock Market, Inc. indicating that Attunity has failed to comply with the minimum $1.00 per share requirement for continued listing as set forth in NASDAQ’s Marketplace Rule 4450(a)(5) and as a result the Company’s ordinary shares were delisted from The NASDAQ Capital Market at the opening of business on February 22, 2008.

b.	In November 2008, the Company entered into a Loan Agreement (the “Loan Agreement”) with certain of its directors (the “Lenders”), whereby the Lenders provided a $ 393 convertible bridge loan (the Loan”). The Loan is bearing interest at an annual rate of LIBOR plus 5%. According to the Loan Agreement, the outstanding principal amount will be automatically converted into equity securities of the Company upon the closing of an equity financing yielding at least $1,000 (which $1,000 are deemed to include the $393 from the conversion of the Loan), on the same terms and conditions (including price) of such financing.

The Loan, which has an initial six-month maturity date, will be repaid to the Lenders on the later of (1) the maturity date and (2) the full discharge of the Plenus Loan.

In order to secure the Company’s obligations and performance pursuant to the Bridge Loan, the Company agreed to record a second priority fixed charge in favor of the Officers on all of its intellectual property, and a second priority floating charge on all of its rights, title and interest in all its assets.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam VP Finance

Dated: November 26, 2008