Form 20-F
period 2008-12-31
ATTUNITY LTD
filed 2009-04-06
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Dror Elkayam, VP Finance
Tel: +972-9-8993000; Fax: +972-9-8993001
Attunity Ltd, Kfar Netter Industrial Park, Kfar Netter, 40593, Israel
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

        If “Other” has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow:

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

- ii -

INTRODUCTION

        Unless indicated otherwise by the context, all references in this annual report to:

—	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

—	“dollars” or “$” are to United States dollars;

—	“NIS” or “shekel” are to New Israeli Shekels;

—	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

—	the “SEC” are to the United States Securities and Exchange Commission;

—	“Investors Group” are to a group of investors, which included among others Mr. Shimon Alon, the Chairman of our board of directors and our Chief Executive Officer, Mr. Ron Zuckerman, a member of our board of directors, and Mr. Itzhak (Aki) Ratner, a member of our board of directors and former Chief Executive Officer. The shareholders agreement among the members of the group expired on March 1, 2007;

—	“Plenus” are to Plenus Technologies Ltd. and its affiliates, a venture capital lender;

—	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market) or NASDAQ Capital Market (formerly, the Nasdaq SmallCap); and

—	“OTCBB” is to the Over-The-Counter Bulletin Board.

        We have obtained federal trademark registrations for Attunity®, Attunity B2B®, Attunity Connect® and Attunity InFocus® in the United States. Unless indicated otherwise by the context, any other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

- iii -

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

        We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects,” , including but not limited to statements, if any, about our expected revenues , any, as well as elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D – “Key Information- Risk Factors.”

- iv -

TABLE OF CONTENTS

PART I			1
	ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
	ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
	ITEM 3.	KEY INFORMATION	1
	A.	Selected Financial Data	1
	B.	Capitalization and Indebtedness	2
	C.	Reasons for the Offer and Use of Proceeds	2
	D.	Risk Factors	2
	ITEM 4.	INFORMATION ON THE COMPANY	15
	A.	History and Development of the Company	15
	B.	Business Overview	16
	C.	Organizational Structure	24
	D.	Property, Plants and Equipment	24
	ITEM 4A.	UNRESOLVED STAFF COMMENTS	25
	ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
	A.	Operating Results	25
	B.	Liquidity and Capital Resources	34
	C.	Research and Development, Patents and Licenses	37
	D.	Trend Information	37
	E.	Off-Balance Sheet Arrangements	37
	F.	Tabular Disclosure of Contractual Obligations	38
	ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
	A.	Directors and Senior Management	38
	B.	Compensation	40
	C.	Board Practices	43
	D.	Employees	49
	E.	Share Ownership	50
	ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	52
	A.	Major Shareholders	52
	B.	Related Party Transactions	54
	ITEM 8.	FINANCIAL INFORMATION	54
	A.	Consolidated Statements and Other Financial Information	54
	B.	Significant Changes	55
	ITEM 9.	THE OFFER AND LISTING	55
	A.	Offer and Listing Details	55
	B.	Plan of Distribution	56
	C.	Markets	56
	D.	Selling Shareholders	56
	E.	Dilution	56
	F.	Expense of the Issue	56
	ITEM 10.	ADDITIONAL INFORMATION	57
	A.	Share Capital	57
	B.	Memorandum and Articles of Association	57
	C.	Material Contracts	60
	D.	Exchange Controls	63
	E.	Taxation	63
	F.	Dividends and Paying Agents	74
	G.	Statement by Experts	74
	H.	Documents on Display	74
	I.	Subsidiary Information	75

- v -

- vi -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated statements of operations data for the years ended December 31, 2008, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008 and 2007, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004, which have been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

        The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 – “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Balance Sheet Data:

	December 31,
	2008	2007	2006	2005	2004
	(U.S. dollars in thousands)

Working capital (deficiency)	$(5,190)	$(2,083)	$1,079	$(1,121)	$(1,464)
Total assets	13,030	15,657	21,353	17,355	18,143
Current Maturities of long term debts	10	18	2,022	41	70
Short-term convertible debt, including current
maturities of long-term convertible debt	2,183
Long-term debt, less current maturities	2,000	2,009	23	7	62
Shareholders' equity	2,822	6,303	12,010	9,119	9,612
Paid in capital	104,279	103,924	102,772	93,355	90,157

Income Statement Data:

	Year ended December 31,
	2008	2007 (*)	2006 (*)	2005 (*)	2004 (*)
	(U.S. dollars in thousands, except per share data)

Revenues	$11,472	$12,146	$13,348	$15,149	$13,637

Cost of revenues	2,624	2,601	2,744	3,209	3,667
Research and development costs, net (1)	2,903	3,528	3,532	2,671	1,475
Selling and marketing expenses	6,340	7,985	9,555	9,370	7,703
General and administrative expenses	2,138	2,707	3,080	2,313	2,525

Restructuring and termination costs	-	1,111	-	-	1,714
Liquidated damages related to January 2005 financing	-	-	-	200	-

Total operating expenses	14,005	17,932	18,911	17,763	17,084
Operating loss	(2,533)	(5,786)	(5,563)	(2,614)	(3,447)
Financial expenses, net	(1,237)	(1,088)	(883)	(790)	(466)
Other income (expenses)	-	(26)	15	(52)	40

loss before taxes on income	(3,770)	(6,900)	(6,431)	(3,456)	(3,873)
Income taxes	42	97	174	165	79

Loss from continued operations	(3,812)	(6,997)	(6,605)	(3,621)	(3,952)
Loss from discontinued operations		-	-	(290)	(148)

Net loss	(3,812)	$(6,997)	$(6,605)	$(3,911)	$(4,100)

Basic and diluted net loss per share from
continuing operations	$(0.16)	$(0.30)	$(0.34)	$(0.21)	$(0.26)

Basic and diluted net loss per share from
discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.02)	$(0.01)

Basic and diluted net loss per share	$(0.16)	$(0.30)	$(0.34)	$(0.22)	$(0.27)

Number of shares used to compute basic and diluted
loss per share	23,196	23,185	19,333	16,939	15,151

(1)	Total research and development costs are offset in part by capitalization of certain computer software development costs. See Note 2i and Note 5 to our consolidated financial statements included elsewhere in this annual report and the discussion under Item 5A-Operating Results-Critical Accounting Policies.

(*)	Adjusted retroactively to correct immaterial misstatement related to general and administrative expenses. See Note 12 to our consolidated financial statements included elsewhere in this annual report.

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

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

        We incurred an operating loss in the fiscal year ended December 31, 2008 and in the five preceding years. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses.

We face liquidity challenges and intend to raise additional capital, which may not be available to us.

        We had cash and cash equivalents of approximately $0.5 million as of December 31, 2008 and approximately $0.7 million as of March 31, 2009. Although we are continuing in our efforts to raise additional capital, including the commencement of a rights offering as soon as practicable following the date of this annual report, we believe that, in light of recent financing, including debt restructuring activities, our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in 2009.

        Nevertheless, if the contemplated rights offering will not be fully subscribed, or if the cash flow provided by our operating activities so require, we may need to raise additional funds in order to satisfy our future working capital and capital expenditure requirements. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all, due to, among other things, difficulties in the capital and credit markets. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

—	develop new products;

—	enhance our existing products;

—	remain current with evolving industry standards;

—	expand our sales and marketing programs;

—	take advantage of future opportunities; or

—	respond to competitive pressures or unanticipated requirements.

        If additional funds are raised through the issuance of equity securities, such as through the contemplated rights offering, the percentage ownership of then current shareholders who do not participate, would be diluted.

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

        Our operating plan for each fiscal year includes certain estimates and assumptions regarding various matters, including our expected revenues. Our failure to meet the key parameters of our operating plan, especially our internal revenue projections, may require us to implement a cost reduction plan. Such a plan may include any of the following elements or a combination thereof:

—	raising additional capital (see above under “We face liquidity challenges and may need to raise additional capital in the future, which may not be available to us”);

—	a workforce reduction;

—	curtailment of our sales and marketing activities;

—	reduce our research and development expenses; and/or

—	explore other strategic alternatives.

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

Severe global economic conditions may materially adversely affect our business.

        The economic outlook for 2009 has worsened significantly and the global economic recession appears set to continue for some time. During the current global economic slowdown, many companies have reduced expenditures, and adverse economic conditions may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition. In addition, weakness in the end-user market could negatively affect the cash flow of our Original Equipment Manufacturer, or OEM, partners, distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in spending by information technology, or IT, departments of organizations could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. We are currently unable to predict how long the recession will last or the full extent of its effects on our operating results and financial condition.

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our loan agreement with Plenus.

        Our loan agreement with Plenus, as amended, or the Plenus loan, contains a number of restrictive covenants that limit our operating flexibility. These covenants include, among other things, limitations on liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on acquisitions, dispositions of assets, changes in the general nature of our business and distribution of dividends. Such obligations may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

One of our strategic customers accounted for 12.0% of our revenues in 2008. A loss of this customer or a reduction or delay in orders from such partner could harm our business.

        In 2008, one of our strategic customers accounted for 12.0% of our revenues. There can be no assurance that such customer will continue to order our products in the same level or at all. For example, in 2008, 2007 and 2006, another strategic customer, an OEM partner of ours, accounted for 5.5%, 16.9% and 21.5% of our revenues, respectively, reflecting a continuing decrease in the sales we made to such partner. A further reduction or delay in orders from such partner, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

Our operating results vary quarterly and seasonally.

        We have often recognized a substantial portion of our revenues in the first quarter and in the last quarter of the year and in the last month, or even weeks or days, of a quarter. Our expense levels are relatively fixed in the short term. If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

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

        Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including, but not limited to, the following:

—	the size and timing of significant orders and their fulfillment;

—	demand for our products;

—	seasonal trends and general domestic and international economic and political conditions, among others;

—	continuing deepening of the global slowdown;

—	changes in our pricing policies or those of our competitors;

—	the number, timing and significance of product enhancements;

—	new product announcements by us and our competitors;

—	our ability to successfully market newly acquired products and technologies;

—	our ability to develop, introduce and market new and enhanced products on a timely basis;

—	changes in the level of our operating expenses;

—	budgeting cycles of our customers;

—	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

—	product life cycles;

—	software bugs and other product quality problems;

—	personnel changes;

—	changes in our strategy;

—	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

—	the inherent uncertainty in marketing new products or technologies.

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

Declines in our share price or operating performance could result in a future impairment of our goodwill or long-lived assets.

        In accordance with applicable accounting principles and relevant guidance published from time to time, we assess potential impairments to goodwill annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. We also assess potential impairments to our long-lived assets, including property and equipment and capitalized software, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. In the current capital market downturn, our share price, and consequently our market capitalization, have declined and may decline further in the future. If the value of our market capitalization falls below the value of our shareholders’ equity, or actual results of operation materially differ from our expectations, it might require us to recognize an impairment loss of goodwill or long lived assets. Consequently, our future results could be adversely affected by changes in events and circumstances that would result in the event of such impairments.

We are subject to risks associated with international operations.

        We are based in Israel and generate a large portion of our sales outside the United States. Our sales outside of the United States accounted for 38.2%, 38.4% and 40.8% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

        As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

—	the impact of the recessionary environments in multiple foreign markets;

—	longer receivables collection periods and greater difficulty in accounts receivable collection;

—	unexpected changes in regulatory requirements;

—	difficulties and costs of staffing and managing foreign operations;

—	reduced protection for intellectual property rights in some countries;

—	potential tax consequences; and

—	political and economic instability.

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

        We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Except for our federal trademark registrations for Attunity®, Attunity B2B®, Attunity Connect® and Attunity InFocus® in the United States, we do not have any trademark, patent or copyright registrations. To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

        We are not aware that we have infringed any proprietary rights of third parties. It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could result in costly litigation; divert management’s attention and resources; cause product shipment delays; and require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

        If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.

A significant portion of our revenues are dependent on maintenance payments from customers using our legacy products.

        Approximately 11.4%, 12.4% and 13.0% of our total revenues in the year ended December 31, 2008, 2007 and 2006, respectively, were derived from annual maintenance payments made by customers who use CorVision, Mancal 2000 and APTuser, which are legacy software products. In 2008, 2007 and 2006, these revenues on a consolidated basis totaled $1.3 million, $1.5 million and $1.8 million, respectively. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a reduction in our maintenance revenues and adversely affect our operating results. In the fourth quarter of 2008, we sold the Mancal 2000 to a third party.

Our future growth will depend upon market acceptance of our products and the development of a market for such products.

        Our success depends among others on the acceptance of our products and technologies and the development of the targeted markets. In December 2005, we launched Attunity InFocus, which we believe to be one of the first workplace-focused composite application platforms, designed to help businesses to detect and resolve those complex issues that affect their operations, by providing real-time information visibility with integrated activity and resolution management. During 2005, 2006 and 2007 we invested in developing Attunity InFocus and in creating and increasing its market acceptance. There is no assurance that the market or demand for workplace-focused composite application platforms, such as Attunity InFocus, will develop as rapidly as we expect or at all, or even if such market develops, that we will be successful in marketing and selling Attunity InFocus and growing revenues to justify our investments. To date, we have not been successful in generating strong demand for this product and as a result we have significantly decreased the resources invested, and expenses incurred, in the marketing and development of Attunity InFocus. We therefore focus our efforts on the sale and marketing of our other products and believe that successful positioning of our products is a critical factor in our ability to achieve growth.

Our products have a lengthy sales cycle.

        Our customers typically use our products to deploy applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle can be further extended for sales made through third party distributors. We cannot control such delays and cannot control the timing of sales cycles or our sales revenue, especially in light of the current global economic recession. Delay in the sales cycle of our products could result in significant fluctuations in our quarterly operating results.

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

        Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Mr. Alon, our Chairman of the board of directors and Chief Executive Officer. Any loss of the services of members of our senior management or other key personnel, and especially those of Mr. Alon, would adversely affect our business.

Our results may be adversely affected by competition.

        The markets for our software products are fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market and, consequently, the entrance of new competitors into the market. Such new entrants may include the IT departments of current and potential customers of ours that develop solutions that compete with our products. Our existing and potential competitors, such as Informatica, iWay software and IBM who compete with our connectivity and change data capture product offerings, may be able to develop software products and services that are as effective as, more effective, or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Although our internal control over financial reporting was considered effective as of December 31, 2008, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a), which applied to us for the first time in 2007, have resulted in an increase of our general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not yet been audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

Risk Factors Relating to Our Ordinary Shares

The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.

        In February 2008, our ordinary shares were delisted from the NASDAQ Capital Market and, effective February 26, 2008, they are quoted on the OTCBB, an electronic quotation medium regulated by the Financial Industry Regulatory Authority. Securities traded on the OTCBB typically have low trading volumes. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. As a result, there may be only a limited public market for our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares. In addition, unlike NASDAQ and the various international stock exchanges, there are no corporate governance requirements imposed on OTCBB-traded companies.

Our ordinary shares may become subject to the “Penny Stock” rules of the SEC if our assets decrease significantly, and the trading market in our ordinary shares is limited. This makes transactions in your ordinary shares cumbersome and may reduce the value of your shares.

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

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance and cash position, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	delisting from NASDAQ; and

—	future sales of our ordinary shares.

        Domestic and international stock markets and electronic trading platforms often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could also adversely affect the price of our ordinary shares.

Provisions of our loan agreement with Plenus may make an acquisition of us more costly or difficult, which could depress the price of our shares.

        Our loan agreement with Plenus requires us to prepay the full $2 million of the outstanding loan in the event we undergo a change of control, including equity financings in which we raise $15 million or more. Moreover, as recently amended, the loan agreement provides that if, during the period between March 19, 2009 and March 18, 2014, we enter into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then, without derogating from the obligation to repay the outstanding loan, we will be required to pay an additional amount to Plenus equal to, in general, the higher of (1) 15% of the outstanding loan amount, and (2) 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction. Alternatively, if our consolidated revenues for 2012 are equal to, or exceed, $18 million, Plenus will be entitled, in lieu of the payment upon a Fundamental Transaction described above, to receive an amount equal to the higher of (1) 15% of such revenues and (2) $1.5 million. As a result, an acquisition of our company that triggers the said payments will be more costly to a potential acquirer and these provisions, taken as a whole, may have the effect of making an acquisition of our company more difficult. These provisions could also cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. See Item 10C “Material Contracts – Plenus Loan.”

Our directors and executive officers own a substantial percentage of our ordinary shares.

        As of April 1, 2009, our directors and executive officers beneficially own approximately 20.9% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares on exercise or conversion of outstanding warrants and convertible notes and/or substantial future sales of our ordinary shares may depress our share price.

        As of April 1, 2009, we had approximately 23.2 million ordinary shares issued and outstanding and approximately 11.3 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants and the conversion of convertible notes. The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and convertible notes will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issuable upon the exercise or conversion of outstanding warrants, convertible notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, we cannot foresee the impact of any potential sales on the market price of these additional ordinary shares, but it is possible that the market price of our ordinary shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

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

        Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Since June 2007, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

        Since a considerable portion of our expenses, such as employees’ salaries, are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2006, 2007 and 2008, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

We cannot guarantee continuation of government programs and tax benefits.

        We are eligible to receive, and may in the future utilize, certain tax benefits under Israeli governmental programs. To remain eligible for these tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets. If we fail to comply with these conditions in the future, the benefits we could receive may be canceled. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our business, financial condition and results of operations could be negatively affected.

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

        We have been informed by our legal counsel in Israel that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

        We are a leading provider of software for real-time data and application integration, helping organizations optimize the availability, performance, use and lifetime of their information assets.We began operations in 1989 and when we went public in December 1992, our principal products were the APT product family of software productivity tools, comprised of the APTuser – a production report generator and APTools – a comprehensive software development system. In 1993, we acquired Meyad Computers Company (1991) Ltd. (now known as Attunity Software Services (1991) Ltd.) which owned Mancal 2000 – a financial and logistic application software package. In 1994, we acquired Cortex Inc., which owned CorVision – an application generator for enterprise applications. In 1996, we released Attunity Connect® – a universal data and application access product. In 2004, we released Attunity Federate- a virtual data federation, which is also commonly referred to as Enterprise Information Integration (EII), and Attunity Stream- a change-data-capture technology for streaming and capturing just the changes from one data source to another. In 2005, we released Attunity InFocus – a software platform for workplace – focused composite applications.

Recent Business Developments

        In December 2007, we entered into an OEM agreement with Microsoft Corporation, or Microsoft, worth nearly $3 million, to provide our Attunity Connect adapters in Microsoft’s SQL Server 2008. As contemplated by the OEM agreement, in October 2008, we launched with Microsoft, as part of Microsoft’s SQL Server 2008, high speed bulk connectors to allow Microsoft Windows applications to access Oracle and Teradata data sources.

        In 2005, we released Attunity InFocus – a software platform for workplace – focused composite applications. We have not been successful in generating strong demand for this product and, as a result, during 2008 we have significantly decreased the resources invested, and expenses incurred, in the marketing and development of Attunity InFocus.

        In February 2008, our ordinary shares were delisted from the NADAQ Capital Market and, commencing February 26, 2008, they are quoted on OTCBB, under the ticker symbol “ATTUF.OB”

        In June 2008, Mr. Alon, the Chairman of our board of directors, became our chief executive officer, replacing Mr. Aki Ratner. For additional details, see Item 6 – Directors Senior Management and Employees.

Principal Capital Expenditure and Divestitures

        During 2008, our capital expenditures totaled approximately $38,000 (compared to $112,000 during 2007 and $554,000 during 2006), most of which was used for purchase and license of computers and software. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress.

B.	BUSINESS OVERVIEW

Overview

        We have been delivering software solutions to organizations around the world for nearly twenty years and we are now a leading provider of software for real-time data and application integration, helping organizations optimize the availability, performance, use and lifetime of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for applications and projects such as data warehousing, business intelligence, application synchronization, legacy migration and event processing.

        Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable them to be accessible for real-time and event-driven applications. Our software includes products for real-time data and application integration, changing data and business event capture, and software for visualizing and deploying integrated composite applications.

        Our software offering consists of the following product lines:

—	Attunity Connect® – Attunity Connect is a suite of pre-built software adapters that provide access, connect-ability and integration to various data sources or applications, including those on mainframes, enterprises, legacy and proprietary sources, as well as Windows and Unix. It is designed to provide seamless access to any data or application, irrespective of the underlying applications that need access.

—	Attunity Federate™ – Attunity Federate provides Enterprise Information Integration (EII) across heterogeneous data sources. Using Attunity Federate, companies can create single views of business information (e.g., Single Customer View), making it easier for business users to access information that exists across multiple data silos without the need for any complex programming.

—	Attunity Stream™ – Attunity Stream is a Change Data Capture, or CDC, technology that captures the changes made to transactional systems and transfers them to another destination database. Given the exponential growth rates of transactional data year-on-year, and the increasing demands for businesses to work with ever more timely information, streaming changed-data to applications and messaging systems has become a critical component of the modern ‘real-time enterprise’.

—	Attunity InFocus® – Attunity InFocus is a software platform designed to rapidly configure, deploy, run and manage integrated, composite business applications. It is designed to help an organization’s business managers detect, visualize and respond to those critical business events and issues that can have a significant effect on the business.

—	Legacy Products – Our key legacy products currently include CorVision (an application generator tool for enterprise applications that runs on Digital VAX computers under the Open VMS operating system and allows developers to use either terminals or a Client/Server Windows application connected to VAX computers) and APTuser (a production report generator able to access data residing in different databases and file managers).

        We have successfully deployed our software solutions at over a thousand organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry. We provide our software directly and indirectly through a number of strategic and OEM agreements with global-class partners, such as Microsoft, Oracle, IBM, GE Medical and other software vendors. We serve our customers via offices in North America, Europe, the Middle East and Asia Pacific and through a network of local partners.

Our Market Opportunity and Solutions

        Over the past three years, much of our efforts were dedicated to developing Attunity InFocus and in creating and increasing its market acceptance. To date, we have not been successful in generating strong demand for this product. Our strategy for InFocus was as a platform for a specific style of business application that brought together components, information and simple workflows into one ‘composite’ user-interface; known as composite workplace applications. Our main focus and strategy is now in the connectivity, real-time integration and event-capture market, which are all key enabling technologies. This is because we believe that the world of IT data infrastructure is undergoing a significant change, one that enables information assets to be accessible according to service-based standards and that provides active, real-time detection of critical events occurring within it. We call this Real-Time Integration, Event and Changing Data Capture, or ECDC for short, and see it as a critical enabling technology for new real-time, event-based applications.

        We believe that our suite of software solutions and services responds to the market need we identified for ECDC by providing the following key benefits:

—	our solutions allow organizations to access, detect, notify and act upon changing data and critical business events in real-time, and realize the full benefits of being a ‘real-time enterprise’;

—	our solutions simplify the growing complex maze of different database systems, platforms, versions and hardware, reducing the costs of interconnectivity and opening up the opportunity for new more valuable cross-system applications; and

—	by enabling a new breed of real-time, event-driven business applications, our cost-effective solutions are designed to help organizations act faster, report more accurately and change quicker, which we believe should result in significant benefits such as lower operational costs, customer responsiveness and satisfaction, reduced organizational risks and leaner and more agile business processes.

Our Strategy

        Our objective is to become the leading provider of software and applications for ECDC. The key elements of our strategy to achieve this objective include:

—	Extend our Product Leadership. Our flexible, open and standards-based architecture allows for easier extension and integration of new products that would further enhance our current offerings. We plan to augment our existing software with additional capabilities, platform-support and formats. Our goal is to provide the most comprehensive and innovative solutions that take the complexity out of integration, the risk out of deployment and enable a new breed of real-time, event-driven applications.

—	Expand Our Selling Capabilities. We market and sell our products in the U.S, the U.K, Europe, Latin America, the Middle East and the Asia-Pacific regions through direct sales, OEM, reseller and distributor channels. We intend to expand our sales channels, with an increasing emphasis on OEMs and other indirect channels.

—	Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that are implementing Data Center integration and Business Intelligence software. We believe, however, that our software is increasingly well positioned to meet the needs of enterprises and software vendors focusing on ECDC, such as those involved in the event-processing and event-driven architecture markets. We intend to capitalize upon this opportunity by marketing our software and services to companies with real-time information and event-driven initiatives.

—	Increased Penetration of Our Existing Customer Base. We have licensed our software to over 1,000 customers worldwide. This large customer base affords us an opportunity for additional sales of current and future software. Since many of our customers have purchased only one or a few of our software products or use our software in specific business units or locations, we intend to sell more deeply into our installed customer base.

—	Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software with the complementary products and services provided by other organizations. We plan to extend our existing strategic relationships and develop new alliances with leading global software providers, equipment manufacturers, application service providers, systems integrators and value-added resellers, in order to extend the functionality of our software and increase sales. We currently have strategic relationships with Microsoft, Oracle, IBM, GE Medical and other software vendors, where our software is sold as an add-on product to their product line, or embedded within their own products. We intend to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

Products and Services

Attunity Connect – standard data access and legacy adapter suite

        Attunity Connect is a suite of pre-built adapters to mainframe and enterprise data sources. It is designed to provide seamless access to legacy data for business intelligence and enterprise portals, build .NET and J2EE (Java 2 Enterprise Edition) applications that interoperate with legacy systems, and accelerate Enterprise Application Integration (EAI) initiatives. Attunity Connect resides natively on the data server to provide standard, service-oriented integration (SQL, XML, Web services) to a broad list of data sources on platforms ranging from Windows and Unix to HP NonStop and Mainframe. With robust support for metadata, bi-directional read/write access and transaction management, Attunity Connect simplifies and reduces the cost of legacy integration. The key features of Attunity Connect are:

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

Attunity Federate – virtual data federation for EII

        Attunity Federate provides Enterprise Information Integration (EII) across heterogeneous data sources. Using Attunity Federate, companies can create single views of business information (e.g., Single Customer View), make it easier for business users to access information in multiple data silos with virtual data models, complement data warehouses with real-time access to operational data stores, and guarantee data integrity with distributed transaction management. Attunity Federate joins heterogeneous data sources to make them available as a virtual data layer. Attunity Federate uses distributed query optimization and processing engines that reside natively on enterprise data servers to provide superior performance, security, and transaction management. Attunity Federate leverages Attunity Connect adapters to access any data source in the enterprise. The key features of Attunity Federate are:

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

Attunity Stream – captures changes to enterprise data sources and streams them in real-time

        Attunity Stream captures and delivers the changes made to enterprise data sources to a destination database. Using Attunity Stream, organizations can significantly improve the movement of mainframe and enterprise operational data in real-time to data warehouses and data marts; significantly improve the efficiency of ETL (Extract Transform & Load) processes, synchronize data sources; and enable event-driven business activity monitoring and processing. Attunity Stream provides agents that non-invasively monitor and capture changes to mainframe and enterprise data sources. Changes are delivered in real-time or consumed as required using standard interfaces. The key features of Attunity Stream are:

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

Attunity InFocus – a software platform for composite workplace applications

        Attunity InFocus, which was first released in December 2005, is a software platform designed to rapidly configure, deploy, run and manage composite management-focused business applications, also known as “workplace applications.” It is designed to help an organization’s business managers detect and respond to those critical events and issues that can have significant effect on the business. The key features of InFocus are:

■	Contextual information from any source (internal and external)
■	Structured data and unstructured information (such as Internet, Real Simple Syndication, documents etc.)
■	Sophisticated alerting
■	Contextual collaboration
■	Personal notes and annotations
■	Journaling for historical reference and knowledge-learning
■	Rich User Interface (UI)
■	Service-orientated architecture (SOA)

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

        In November 2004, our two Israeli subsidiaries entered into an outsourcing agreement with One Software Technologies (O.S.T.) Ltd., or O.S.T., an Israeli company, whereby O.S.T. agreed to provide support and maintenance services to customers using our legacy product, Mancal 2000, and certain services to other customers. The agreement expired in the fourth quarter of 2008, at which time we sold to O.S.T. the Mancal 2000 and related services, previously outsourced to O.S.T, for an insignificant amount.

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

Sales and Marketing

        Our products and services are sold through both direct and indirect channels, including distributors, value-added resellers, and OEM partners. For example, in September 2008, we delivered to Oracle six additional adapters and change-data-capture products for mainframe data sources and SQL Servers, to be distributed as part of our OEM agreement with Oracle. We also maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel. We distribute our products in Japan, South Korea, Taiwan, Singapore, Germany, Spain and South and Central America through independent distributors. Our field force is comprised of 8 persons in North America, 6 persons in Europe, the Middle East and Africa, and 2 persons in the Asia Pacific region.

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

OEM & Value Added Reseller Partners: Oracle, Hewlett Packard, Attachmate, IBM, Motorola, GE Healthcare (formerly IDX) and Microsoft.

Consulting &Integrator Partners: HP Services.

Complementary Technology Partners: Microsoft, Business Objects and Cognos.

Seasonality of our Business

        Our business is subject to seasonal trends, primarily in the third quarter ending September 30, when we have experienced relatively lower sales mainly as a result of reduced sales activity during the summer months.

Customers

        Our products are sold to large corporations and governmental and public institutions.

        The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues) and relative percentages during the last three fiscal years (dollars in thousands):

	2008		2007		2006

Israel	1,081	9.4%	$1,071	8.8%	$1,290	9.7%
United States	7,019	61.2%	7,477	61.6%	7,897	59.1%
Europe	1,717	15.0%	1,988	16.4%	2,573	19.3%
Asia	1,063	9.3%	1,082	8.9%	938	7.0%
South America	250	2.2%	250	2.1%	250	1.9%
Other	342	3.0%	278	2.3%	400	3.0

Total	11,472	100%	$12,146	100%	$13,348	100%

        In 2008, 2007 and 2006 most of our license revenues were derived from the Connectivity and change data capture product lines (over 90% in 2008).

        Our maintenance and support revenues are derived from maintenance and support services we provide to customers who use the Attunity Connect product or the Corvision, Mancal 2000 (until September 2008) and APTuser products, which are legacy products. In 2008, 2007 and 2006 maintenance and support revenues derived from the legacy products represented 23%, 24% and 28%, respectively, out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2008, 2007 and 2006 related to the Attunity Connect product represented 72%, 72% and 71%, respectively, out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2008, 2007 and 2006 related to the InFocus product represented 5%, 4% and 1%, respectively, out of the total consolidated maintenance and support revenues.

        In 2008, 2007 and 2006, one of our OEM partners accounted for 5.5%, 16.9% and 21.5% of our revenues, respectively. In 2008, another strategic customer accounted for 12.0% of our revenues.

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

        The competitors with our connectivity and change-data-capture offering include IBM, Informatica Corporation, iWay Software ,Golden Gate and Neon Systems. In light of current global economic conditions, we anticipate increased competition in the market. Moreover, our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use, than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources.

        We believe that our connectivity and change-data-capture products are generally competitive in price and features and have certain advantages and disadvantages as compared to competitors’ products. At this time, we cannot adequately assess whether the Attunity InFocus is competitive, primarily because we currently have not identified any direct competitors with our InFocus product.

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

        We have obtained federal trademark registrations for Attunity®, Attunity B2B®, Attunity Connect® and Attunity InFocus® in the United States. We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our rights in our products. Our policy is for our customers to sign non-transferable software licenses providing contractual protection against unauthorized use of the software.

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

        We have not received grants since June 2000. Through June 30, 2000, we received grants from the Chief Scientist aggregating $2.4 million for certain of our research and development projects. As of December 31, 2008, royalties paid to the Chief Scientist totaled $2.2 million. The difference of $0.2 million is related to grants received in connection with a product that is no longer being sold. As of December 31, 2008, we do not have any contingent liability to the Chief Scientist.

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

        Israel. Our executive, marketing and sales offices as well as research and development facilities are located in Kfar Netter Industrial Park, Kfar Netter, Israel, where we occupy approximately 14,500 square feet. The premises are occupied under a lease which expires on December 31, 2010. The annual rent for the premises was approximately $326,000 in 2008.

        North America. In the United States, we lease 10,434 square feet of office space in Burlington, MA. The premises are occupied under a lease which expires on June 30, 2010. The aggregate annual rent for these leased offices was approximately $198,000 in 2008.

        Other Locations. Outside Israel and the United States, we lease additional office space, primarily for our sales and service offices in Hong Kong; Shanghai, the People’s Republic of China and Bracknell, England. The aggregate annual rent for these leased offices was approximately $226,000 in 2008

        Outlook. We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this annual report.

A.	OPERATING RESULTS

Overview

        We have been delivering software solutions to organizations around the world for nearly twenty years and we are now a leading provider of software for real-time data and application integration, helping organizations optimize the availability, performance, use and lifetime of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for applications and projects such as data warehousing, business intelligence, application synchronization, legacy migration and event processing.

        Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable them to be accessible for real-time and event-driven applications. Our software includes products for real-time data and application integration, changing data and business event capture, and software for visualizing and deploying integrated composite applications.

        We were founded in 1988 and became a public company in 1992. Through distribution and OEM agreements with global-class partners such as Oracle, Microsoft and HP, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, Israel, Hong Kong and the People’s Republic of China, as well as through distributors in Japan, South East Asia, Europe and Latin America.

Executive Summary of Recent Developments

        In December 2007, we entered into an OEM agreement with Microsoft Corporation, or Microsoft, worth nearly $3 million, to provide our Attunity Connect adapters in Microsoft’s SQL Server 2008. As contemplated by the OEM agreement, in October 2008, we launched with Microsoft, as part of Microsoft’s SQL Server 2008, high speed bulk connectors to allow Microsoft Windows applications to access Oracle and Teradata data sources.

        In 2005, we released Attunity InFocus – a software platform for workplace – focused composite applications. We have not been successful in generating strong demand for this product and, as a result, during 2008 we have significantly decreased the resources invested, and expenses incurred, in the marketing and development of Attunity InFocus.

        In June 2008, Mr. Alon, the Chairman of our board of directors, became our chief executive officer, replacing Mr. Aki Ratner. For additional details, see Item 6 – “Directors, Senior Management and Employees.”

        In 2008, total revenues were $11.5 million, compared to $12.1 million in 2007. Our operating loss decreased by 56% to $2.5 million in 2008 from $5.8 million in 2007 and we incurred a net loss of $3.8 million, compared to a net loss of $7.0 million in 2007.

        In the past three years, we have incurred accumulated losses of approximately $17.4 million and accumulated negative cash flows from operating activities from continuing operations of approximately $6.9 million. We had cash and cash equivalents of approximately $1.3 million as of December 31, 2007, $0.5 million as of December 31, 2008 and approximately $0.7 million as of March 31, 2009.

        During 2008, we continued with our efforts to reduce our operating costs, the first step of which was implemented in the fourth quarter of 2007 and involved the termination of nearly 25% of our worldwide workforce. During the fourth quarter of 2008, we implemented additional cost-cutting measures, aimed at aligning our expenses to the current economic conditions. These measures included downsizing our work force dedicated to the marketing and development of Attunity InFocus. To date, we have not been successful in generating strong demand for this product and, as a result, we have decreased the expenses incurred in the marketing and development of this product.

        In addition to our cost reduction measures, we have attempted to improve our cash position by exploring various means of raising capital and restructuring our borrowings. To that end, in November 2008, we filed a registration statement on Form F-1 in contemplation of a rights offering to our existing shareholders and continued in our efforts to restructure our borrowings.

        Despite the difficulties in the capital and credit markets, we were able to secure approximately $390,000 of short-term convertible loan in November 2008 and, in January 2009, the Investors Group which holds outstanding convertible notes in the aggregate face amount of $2 million, or the convertible notes, agreed to extend the maturity date of the notes from May 2009 to November 2010, subject to the conversion of the short-term loan into equity which occurs upon an equity financing in which we raise at least $750,000 (including the $390,000 short-term loan). In addition, we recently amended the loan agreement with Plenus, such that, among other things, our repayment of the $2 million outstanding loan amount, or the Plenus loan, was also deferred from March 2009 to February 2010; provided that we are able to raise $750,000 (including the $390,000 short-term loan) in debt or equity by July 1, 2009.

        Consequently, in order to meet the financing conditions under both the Plenus loan and our extension agreement with the holders of convertible notes, we must raise an additional $360,000 in an equity financing. We plan to raise such funds, up to a total of $1.2 million, as soon as possible by way of a right offering based on our Form F-1that was initially filed in November 2008. In the framework of such rights offering, we also secured a standby commitment by Mr. Shimon Alon, the Chairman of our board of directors and our chief executive officer, to purchase unsubscribed securities in the rights offering to the extent required by us to raise at least $360,000. We believe this standby commitment guarantees the satisfaction of the conditions required in order to defer the repayment of the Plenus loan and the convertible notes as well as in order to trigger the conversion of the short-term loan into equity, as part of the rights offering. Nevertheless, the standby commitment further provides that if the rights offering is not consummated for any reason, Mr. Alon is still required to provide us with a loan in the amount of $360,000 in order for us to meet the financing condition required by the Plenus loan.

        In addition, we approved a tentative cost reduction plan to ensure we have the financial resources to support our operations throughout 2009. This tentative plan includes, among others, further workforce reduction, curtailment of sales and marketing activities and reduction of research and development activities. In order for such plan to be effective it will have to be implemented in a timely manner.

        As to 2009, the economic outlook for 2009 has worsened significantly, including in our largest markets and the global economic recession appears set to continue for some time. During the current global economic slowdown, many companies have reduced expenditures, and adverse economic conditions may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition. We are currently unable to predict how long the recession will last or the full extent of its effects on our operating results and financial condition.

        Regardless of the macro perspective, we expect that our results will continue to be impacted by the continued decline in revenues from our legacy products on the one hand, and by a decrease in our operating expenses in 2009 as a result of the cost reduction measures implemented in 2008. As a result of an unpredictable business environment and long sales cycles, we find it difficult to provide any guidance as to sales and profitability trends. However, we expect that our connectivity, change data capture and legacy products will continue to generate annual revenues of between $9 million to $11 million in 2009 (rather than $9 million to $12 million as we previously expected).

        For additional details regarding our capital resources and contractual obligations, see Item 5B “Liquidity and Capital Resources – Principal Financing Activities” and Item 5F “Tabular Disclosure of Contractual Obligations.”

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

Revenue Recognition

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

        Revenues from license and services fees are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. We do not grant a right of return to our customers.

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

        We determine whether collectability is probable on a case-by-case basis. When assessing probability of collection, we consider the number of years in business and history of collection. If we determine from the outset that collectability is not probable based upon our review process, revenue is recognized as payments are received.

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

        Deferred revenues include unearned amounts received under maintenance and support contracts and amounts charged to customers but not recognized as revenues.

Bad Debt Allowance

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

Goodwill

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

        Our most recent annual impairment test, performed on December 31, 2008, did not result in any impairment charges. We will continue to monitor our market capitalization and expectations of future cash flows and will perform impairment testing if and when deemed necessary. The change in the carrying amount of goodwill for the year ended December 31, 2008 is due to foreign currency translation adjustments.

Research and Development Expenses, Net

        Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a detailed program design or a working model, as the case may be, incurred subsequent to the establishment of technological feasibility are capitalized. Based on our product development process, technological feasibility is established for some products upon completion of a detailed program design and upon a working model for others.

        Capitalized software costs are amortized by the greater of the amount computed using (1) the ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or (2) the straight-line method over the estimated useful life of the product (three years), commencing with general product release and included in cost of revenues. In the years 2008, 2007 and 2006, capitalized software costs were amortized using the straight-line method. In 2008, we decided to shorten the estimated useful life of the product from five to three years and, consequently, we recoded an additional expense of $207,000.

        At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2008, 2007 and 2006 we recorded no impairment.

        Under different assumptions with respect to the recoverability of our intangible assets, our determination may be different, which may negatively affect our financial position and results of operations.

Stock-based Compensation

        We account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123(R). SFAS 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for non-employee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.

        The option-pricing model requires a number of assumptions, the most significant of which are the expected stock price volatility and the expected option term. These assumptions are as follows:

—	Expected volatility – was calculated based upon actual historical stock price movements equal in their length to the expected term of each respective grant being measured.

—	Expected term of options granted – was calculated using the “simplified method,” as defined in Staff Accounting Bulletin No. 107, “Share Based Payments,” and Staff Accounting Bulletin No. 110, or SAB 110, as the average between the vesting period and the contractual life of the options. We adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

—	Risk-free interest rate - was based on the yield from U.S. treasury bonds with an equivalent term.

—	Dividends – We have historically not paid dividends and do not intend to do so in the foreseeable future.

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

Recent Accounting Pronouncements

        In February 2008, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position FAS No. 157-2, “Effective Date of FASB Statement No. 157,” or FSP FAS 157-2, to delay the effective date of SFAS No.157 (“SFAS 157”) for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in SFAS 159. FSP FAS 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. We do not expect the adoption of SFAS 157 with respect to certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in our financial statements at fair value on a recurring basis (that is, at least annually), to have a material impact on our financial position, results of operations or cash flows.

        In September 2007 the Emerging Issues Task Force (“EITF”) issued EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the accounting for certain instruments on imbedded features which are indexed to an entity’s own stock. EITF 07-5 determined that an entity must presume the occurrence of a contingent event or other condition that would adjust the settlement terms of that instrument or embedded feature when evaluating whether an instrument or embedded feature is indexed to its own stock. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. Following the adoption of EITF 07-5, we expect that certain previously granted warrants of the Company will be reclassified from shareholders’ equity to liability and marked-to-market at each reporting date. In addition, the conversion embedded feature of our convertible notes should be bifurcated and marked-to-market at each reporting date.

Results of Operations

        The following discussion of our results of operations for the years ended December 31, 2008, 2007 and 2006, including the following table, which presents selected financial information as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2008	2007	2006

Revenues:	100%	100%	100%
Software licenses	47	46	50
Maintenance and services	53	54	50

Cost of software licenses	13	10	8
Cost of maintenance and services	10	12	10
Research and development, net	25	29	29
Selling and marketing	55	66	72
General and administrative	19	22	23

Employment termination and offices shut-down costs	-	9	-
Total operating expenses	122	148	142
Operating loss	(22)	(48)	(42)
Financial and other expenses, net	(11)	(9)	(7)
Other income	*	*	*
Income taxes	0	(1)	(1)
Loss from continuing operations	(33)	(58)	(49)
Loss from discontinued operations	-	-	-
Net Loss	(33)%	(57)%	(49)%

* Less than 1%

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

        Revenues. Our revenues are derived primarily from software licenses, maintenance and services. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies – Revenue Recognition” above.

        Total revenues decreased by approximately 6% to $11.5 million in 2008 from $12.1 million in 2007. This decrease is primarily attributable to an 8% decrease in maintenance and services revenues, which decreased to $6.1 million in 2008 from $6.6 million in 2007. This decrease in maintenance and services revenues is mainly due to reduced maintenance services revenues in Europe and reduction in provision of services to OEM partners. License revenues decreased by 3%, from $5.5 million in 2007 to $5.4 million in 2008.

        Cost of Revenues. Cost of license revenues consists primarily of amortization of capitalized software development costs. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead.

        Our cost of revenues of $2.6 million remained at the same level in both 2008 and 2007. Amortization of capitalized software increased by $0.3 million, which increase was offset by a decrease in cost of maintenance and services which is attributed mainly to implementation of a cost reduction plan in the fourth quarter of 2007 that included a reduction of our workforce.

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

        Total research and development costs, before capitalized software costs, decreased by 22% from $4.8 million in 2007 to $3.7 million in 2008. The decrease is attributed mainly to the cost reduction plan implemented in the fourth quarter of 2007. The capitalization of software developments costs decreased by 34%, from $1.3 million in 2007 to $0.8 million in 2008.

        Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs.

        Selling and marketing expenses decreased by 18% to $6.3 million in 2008 from $8.0 million in 2007. This decrease is due to our cost reduction plan implemented in the fourth quarter of 2007 and due to lower sales commissions paid by us on license revenues. We expect that our selling and marketing expenses will decrease in 2009 as a result of the continued implementation of our cost reduction plan during 2008, including a further reduction in our workforce.

        General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, other administrative costs and bad debts.

        General and administrative expenses decreased by 21% to $2.1 million in 2008 from $2.7 million in 2007. The decrease is primarily attributable to implementation of our cost reduction plan during 2007. We believe that our general and administrative expenses will further decrease in 2009 due to workforce reduction during 2008 and a company-wide salary reduction implemented in early 2009.

        Operating Loss. Based on the foregoing, the operating loss decreased by 56% to $2.5 million in 2008 from $5.8 million in 2007.

        Financial Expenses, Net. In 2008, we had net financial expenses of $1.2 million compared to net financial expenses of $1.1 million in 2007. This increase is attributed mainly to a decrease in interest income earned in 2008 following the reduction of our cash balances and costs related to fluctuations in foreign currency exchange rates.

        Taxes on Income. Income taxes for 2008 were $42,000 compared with $97,000 in 2007, mainly derived from reduction in taxes withheld on export sales and tax advances to authorities.

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

        Research and Development, Net. Total research and development costs, before capitalized software costs, was $4.8 million in 2007 compared to $4.9 million in 2006. An increase in development costs of our new product, Attunity InFocus, and salary increases were offset by a workforce reduction in the fourth quarter of 2007. The capitalization of software developments costs has not changed between 2007 and 2006.

        Selling and Marketing. Selling and marketing expenses decreased by 16.7% to $8.0 million in 2007 from $9.6 million in 2006. This decrease is due to our cost reduction plan implemented in the fourth quarter of 2007 and a decrease in the commissions paid on license revenues.

        General and Administrative. General and administrative expenses decreased by 12.0% to $2.7 million in 2007 from $3.1 million in 2006. The decrease was primarily attributable to termination of senior officers and management compensation costs reduction.

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

        Operating Loss. Based on the foregoing, the operating loss increased by 5.6% to $5.8 million in 2007 from $5.4 million in 2006.

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

        The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation (revaluation) of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli inflation (deflation) rate %	NIS devaluation (revaluation) rate %	Israeli inflation adjusted for devaluation %

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.9	(1.1)	5.0

        A revaluation of the NIS in relation to the dollar, as was the case in 2006, 2007 and 2008, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Historically, we have financed our operations primarily through cash generated by operations and funds generated by our public offering in 1992 as well as research and development and marketing grants, primarily from the Government of Israel. In the past few years, we have also financed our operations through private equity investments and, on a limited basis, through short-term loans and borrowings under available credit facilities.

Principal Financing Activities

        In late 2008 and throughout the past few months we have engaged in several financing activities designed to improve our cash position, including restructuring of our borrowings, as follows:

—	In November 2008, we entered into a loan agreement, or the Bridge Loan, with Shimon Alon, our Chairman and CEO, and two of our other directors, Ron Zuckerman and Aki Ratner (also our former CEO), or the Lenders, whereby the Lenders extended a secured convertible bridge loan to us for an aggregate principal amount of approximately $390,000 bearing interest at an annual rate of LIBOR plus 5%, which may be increased by up to $500,000 from additional lenders. The Bridge Loan will be repaid to the Lenders on the later of (1) May 2009 and (2) the full discharge of the senior $2 million loan we received from entities affiliated with Plenus Technologies Ltd., or Plenus, in 2007. According to the Bridge Loan, as recently amended, the outstanding principal amount will be automatically converted into equity securities of our company upon the closing of an equity financing yielding at least $750,000 (which $750,000 are deemed to include the $390,000 of the Bridge Loan), on the same terms and conditions (including price) of such financing. For additional details on the Bridge Loan, see Item 7B “Related Party Transactions – 2008 Bridge Loan.”

—	In January 2009, we entered into an Extension Agreement with the Investors Group which holds outstanding convertible notes in the aggregate face amount of $2 million due May 4, 2009, or the convertible notes, whereby the maturity date of the convertible notes will be extended by 18 months to November 4, 2010 in consideration for changes in the terms of the notes, such as increasing the annual interest rate from 5.0% to a floating annual rate of the LIBOR rate plus 5.0%, and extending the exercise period of the warrants held by the Investors Group and another person. The Extension Agreement was approved by our shareholders on December 31, 2008. However, it will become effective only upon conversion into equity securities of the outstanding principal amount under the Bridge Loan described above. For additional details on the Extension Agreement, see Item 10C “Material Contracts – 2008 Extension of Convertible Notes.”

—	In March 2009, we amended the loan agreement with Plenus, such that, among other things, our repayment of the $2 million outstanding loan amount, or the Plenus loan, will commence in February 2010 rather than in March 2009. The amendment provides, among other things, that (1) the annual interest rate will change from a floating rate of LIBOR plus 4.25% to a fixed rate of 9.0%, (2) repayment of the principal amount of the loan will be made by twenty four (24) equal monthly payments rather than twelve, and (3) if, during the period between March 19, 2009 and March 18, 2014, we enter into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then, without derogating from the obligation to repay the outstanding loan, we will have to pay Plenus an additional amount equal to, in general, the higher of 15% of the outstanding loan amount and 15% of the aggregate proceeds payable to shareholders or us in connection with such Fundamental Transaction. However, the amendment becomes effective only if we are able to raise at least $750,000 in debt and/or equity by July 1, 2009 (which $750,000 include the $390,000 already raised under the 2008 Bridge Loan). If we are unsuccessful in raising such funds by July 1, 2009, the loan will accelerate and become immediately payable at that time. For additional details on the amendment to the Plenus loan agreement, see Item 10C “Additional Information –Material Contracts – Plenus Loan – 2009 Extension.”

—	As described in Item 5A – Operating Results – Summary above, we plan to pursue a rights offering and raise funds, up to a total of $1.2 million, as soon as possible based on our Form F-1that was initially filed in November 2008 in contemplation of a rights offering. In the framework of such rights offering, we also secured a standby commitment by Mr. Shimon Alon, the Chairman of our board of directors and our chief executive officer, to purchase unsubscribed securities in the rights offering to the extent required by us to raise at least $360,000. We believe this standby commitment guarantees the satisfaction of the conditions required in order to defer the repayment of the Plenus loan and the convertible notes as well as in order to trigger the conversion of the short-term loan into equity, as part of the rights offering. Nevertheless, the standby commitment provides that if the rights offering is not consummated for any reason, Mr. Alon is still required to provide us with a loan in the amount of $360,000 in order for us to meet the financing condition required by the Plenus loan.

        Other principal financing activities in the past three years were as follows:

—	In February 2009, we secured a short term loan from a bank in the principal amount of approximately NIS 300,000 (equates to approximately $75,000). The loan is secured by a personal guarantee of Mr. Alon, our Chairman and Chief Executive Officer.

—	In September 2006, we completed a private placement transaction in which we issued (i) 4,800,000 ordinary shares at a purchase price of $1.25 per share, resulting in aggregate proceeds (before expenses) of $6.0 million and (ii) warrants to purchase up to 2,400,000 of our ordinary shares with an exercise price of $1.25 per share. For additional details, see Item 10C “Material Contracts – 2006 Private Placement.”

—	During February and April 2006, the Investors Group exercised 1,000,000 warrants to purchase ordinary shares with an exercise price of $1.75 per share for an aggregate consideration of $1,750,000.

Working Capital and Cash Flows

        In the past three years, we incurred accumulated losses of approximately $17.4 million and accumulated negative cash flows from continuing operations of approximately $6.9 million. We had cash and cash equivalents of approximately $1.3 million as of December 31, 2007, $0.5 million as of December 31, 2008 and approximately $0.7 million as of March 31, 2009.

        As of December 31, 2008, we had a loan from Plenus in the principal amount of $2 million, convertible notes in the aggregate face amount of $2 million, the Bridge Loan in the principal amount of approximately $390,000 and a bank line of credit of approximately $165,000.

        As of December 31, 2008 we had $10,000 of capital lease obligations. These capital lease obligations are in Israel and bear interest at the approximate rate of 5.0%. Principal and interest are linked to the Israeli Consumer Price Index, or the Israeli CPI.

        Net cash used in operating activities was $0.3 million and $2.4 million in 2008 and 2007, respectively. The decrease was primarily due to a decrease in our costs. Net cash used in investing activities was $0.9 million in 2008 and $1.4 million in 2007, which funds were used primarily for software development costs. Net cash provided by financing activities was $0.4 million in 2008, mainly derived from receipt of the $390,000 Bridge Loan, compared to $8,000 used in 2007.

        Our principal commitments consist of long-term debt resulting from the loan we borrowed in January 2007 (see Item 10C “Additional Information – Material Contracts – Plenus Loan”) and obligations outstanding under operating leases. In addition, unless extended, the $2 million convertible notes will be due and payable (if not converted before) in May 2009. See also Item 5F below.

        Our capital expenditures were approximately $38,000 in 2008 and $112,000 in 2007. The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.

Outlook

        During 2007 and 2008, we performed several restructuring activities in an attempt to improve our financial condition. These activities, which included a cost reduction program, resulted in a decrease of our operating expenses from approximately $18.9 million in 2006 to $14.0 million in 2008, although our revenues decreased in a lower rate, from approximately $13.3 million in 2006 to $11.5 million in 2008. We expect that our operating expenses will be further reduced in 2009. In addition, we approved a tentative cost reduction plan designed to allow us to support our operations until December 31, 2009. This tentative plan includes, among others, further workforce reduction, curtailment of sales and marketing activities and reduction of research and development activities.  In order for such plan to be effective, it will have to be implemented in a timely manner.

        As described above, we plan to pursue a rights offering and raise funds, up to a total of $1.2 million, as soon as possible based on our Form F-1 that was initially filed in November 2008 in contemplation of a rights offering. In the framework of such rights offering, we also secured the standby commitment of Mr. Alon described above. We believe this standby commitment, together with the other financing, including debt restructuring, activities we performed in the past few months have improved and simplified our cash position. Accordingly, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in 2009. However, as described above, we may need to raise additional funds or otherwise implement said tentative cost reduction plan in 2009 in order to provide the capital necessary for our working capital and capital expenditure requirements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation. We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases. Research and development activities for all products principally take place in our research and development facilities in Israel.As of December 31, 2008, we employed 23 persons in research and development. The Company participated in programs sponsored by the Office of the Chief Scientist. (See Item 4B “Information on the Company – Business Overview – Government Regulations”)

        As of December 31, 2008, we had obtained grants from the Chief Scientist in the aggregate amount of $2,426,000 for certain of our research and development projects. No grants were received since June 2000. We are obligated to pay royalties to the Chief Scientist, amounting to 3% to 5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the dollar, plus interest. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. Through December 31, 2008, we have paid royalties to the Chief Scientist in the amount of $2,172,000. As of December 31, 2008, we paid our full obligation in respect of one product line and we have no further obligation in respect of the other product line in the absence of sales. We had no royalty expenses during the years 2008, 2007 and 2006.

        We have committed substantial financial resources to our research and development efforts. During 2008, 2007 and 2006, our research and development expenditures before capitalization were $3.7 million, $4.8 million and $4.9 million, respectively. We have not received any reimbursement from the Chief Scientist since June 2000. We capitalized computer software development costs of $0.8 million, $1.3 million and $1.3 million in the years ended December 31, 2008, 2007 and 2006, respectively. We believe that our investment in product development activities in 2009 will be lower than our expenditures in 2008, primarily due to the reduction of workforce in 2008 and a company-wide reduction in salaries and benefits implemented during 2008 and early 2009.

D.	TREND INFORMATION

        See Item 5A – Operating Results – Executive Summary of Recent Developments.

E.	OFF-BALANCE SHEET ARRANGEMENTS.

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period (U.S. dollars in thousands)
	Total		less than 1 year	1-3 Years	3-5 Years	more than 5 Years

Current Maturities of Long-term convertible
debt obligations	$1,781	*	$1,781	-	-	-

Long-term debt obligations	$2,073		$10	2,063	-	-
Operating lease obligations	1,462		835	627	-	-

Short term convertible debt obligations	402		402
Other long-term liabilities reflected
on the Balance Sheet	$425		-	-	-	$425

Total	$6,143		$3,028	$2,690	$-	$425

* Consists of $1,781,000 which was recorded in respect of convertible debt: In April 2004, we issued to the Investors Group convertible notes in the amount of $2,000,000. According to the accounting treatment, as detailed in note 8 to our consolidated financial statements appearing elsewhere in this annual report, there is a debt discount equal to the full face amount of the convertible notes. The discount is amortized over a five-year period from the date of issuance until the stated redemption date of the debt. Therefore, the amortized debt discount amount of $1,781,000 appears as the convertible debt, net, in our consolidated balance sheets as of December 31, 2008 and is included in this table.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following lists the name, age, principal position and a biographical description of each of our executive officers and directors.

Name	Age	Director Since	Position with the Company

Shimon Alon (1)(2)(3)	59	2004	Chairman of the Board of Directors and Chief Executive Officer
Aki Ratner (1)(3)	52	2004	Director
Dror Elkayam	41	-	Vice President - Finance and Secretary
Dov Biran	56	2003	Director
Dan Falk (4)	64	2002	Director
Zamir Bar Zion (2)(4)	51	2004	Outside Director
Tali Alush-Aben (4)	44	2008	Outside Director
Ron Zuckerman (1)	52	2004	Director

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

(2) Member of the Nomination Committee.

(3) Member of the Compensation Committee

(4) Member of the Audit Committee.

        Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and as our Chief Executive Officer in June 2008. From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas. Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is a board member of Dyna Trace Software, a privately held company. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

        Itzhak (Aki) Ratner has been a director since July 2004. He also served as our Chief Executive Officer between September 2004 and May 2008. He was the President of Precise from December 2000 to June 2003 and served as its Managing Director and Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

        Dror Elkayam has been our Vice President – Finance and Secretary since October 2004. From August 1997 until June 2003, he served as the Director of Finance and Corporate Secretary of Precise. Since the acquisition of Precise by Veritas in June 2003 and until September 2004, he served as Finance Director in Precise. Mr. Elkayam holds a B.A. degree in economics and accounting from the Hebrew University, Jerusalem. He is also a certificated public accountant in Israel.

        Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity. Dr. Biran is the founder and the CEO of Fitango, Inc. He was a professor of computers at Northeastern University from September 2001 to April 2007. Prior thereto, Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and was an adjunct professor at Tel Aviv University. Dr. Biran holds a B.Sc., MBA, and a Ph.D. in computers from Tel Aviv University

        Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd, Orad Hi-Tec Systems Ltd., Dmatek Ltd., Poalim Ventures 1 Ltd, Clicksoftware Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Instruments Ltd., Amiad Filteration Systems Ltd. and Oridion Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

        Zamir Bar-Zion has been an outside director since December 2004. Mr. Bar-Zion served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. Since 2001 Mr. Bar-Zion has managed his independent advisory practice providing private financial counseling. As of May 2004, Mr. Bar-Zion rejoined Excellence Neshua/Piper Jaffray as the Managing Director Investment Banking in Israel until January 2006. From May 2006 until March 2009, Mr. Bar-Zion managed Jefferies Broadview alliances with Leumi & Co. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

        Tali Alush-Aben has been an outside director since December 2008. Ms. Alush-Aben is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, with recent activities in Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben holds a B.Sc. degree in mathematics and computer science and an MBA degree, both from Tel Aviv University.

        Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise Software solutions and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens International and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman is a director of GVT Holdings SA, a Brazilian telephone operator traded on the Brazilian Stock Exchange and is an investor and a director in several privately held companies. Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

Additional Information

        In June 2008, Shimon Alon, our Chairman of the Board of Directors was appointed as our Chief Executive Officer, replacing Mr. Aki Ratner, who remained a member of our Board. In addition, effective November 2008, Mr. Zafrir Ron, our VP – Research and Development and Support, left our company.

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

        Messrs. Ratner, Alon, Zuckerman, Biran and Falk will serve as directors until our 2009 annual general meeting of shareholders and until their successors are elected. Ms. Alush-Aben was elected as an outside director in December 2008 for a three-year term until our 2011 annual general meeting of shareholders. She replaced Ms. Anat Segal who served as our outside director since December 2002. Mr. Zamir Bar-Zion was elected as an outside director in December 2004 and was re-elected in December 2007 for an additional three-year term, until our 2010 annual general meeting of shareholders.

B.	COMPENSATION

General

        The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group, consisting of
10 persons for the year ended December 31, 2008 (including one
officer who left the Company in 2008)	$860,000	$175,000

        We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

        During 2008, an aggregate sum of approximately $175,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers. In addition, Mr. Aki Ratner, our former Chief Executive Officer, is entitled to an adjustment period of 12 months, effective June 1, 2008. During the adjustment period, Mr. Ratner is entitled to all rights to which he was entitled under his employment agreement, which we estimate at a total cost to us of $363,000.

        In accordance with the approval of our shareholders, non-employee directors who are not external directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended. Our non-employee external directors receive, effective July 2008, an annual fee of $9,000 (equivalent to approximately NIS 36,000) and an attendance fee of NIS 1,590 (equivalent to approximately $400) per meeting attended, both linked to the Israeli CPI.

        In November 2004, our Audit Committee and Board of Directors adopted a policy, which was subsequently approved by our shareholders, according to which each of our non-employee directors who may serve from time to time, including our continuing outside director, will be granted options, as follows:

—	grant of options under our stock option plans to purchase 10,000 ordinary shares for each year for which such non-employee director holds office;

—	an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares on the date of the annual meeting of shareholders in which such director is elected or re-elected);

—	the options will become fully vested within 12 months after the date of the grant; and

—	any outstanding options that are not vested at the time of termination of the director’s service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        In November 2008, our Audit Committee and Board of Directors revised the said Stock Options Policy, such that:

—	each of our non-employee directors (other than Mr. Ratner, our former CEO), who may serve us from time to time, will receive a grant of options under our stock option plans to purchase 60,000 ordinary shares, which will be vested in three equal installments over three years, rather than options to purchase 10,000 ordinary shares per year (or 30,000 over three years);

—	an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

—	the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        The foregoing changes in the Stock Options Policy, which were approved by the shareholders in December 2008, will not apply to stock options already granted to our non-employee directors.

        Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors. See Item 6E. “Directors, Senior Management and Employee – Share Ownership – Stock Option Plans – Grants in 2007.”

Chief Executive Officer

        Mr. Shimon Alon began serving as a director of our company on July 1, 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to serve as our Chief Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. We agreed to provide Mr. Alon the following payments and benefits:

—	A gross annual salary of NIS 1,125,000 (equates to nearly $281,000) during the term of his employment;

—	A company car and all related expenses will be covered by our company, except related taxes;

—	Company contributions for the benefit of Mr. Alon to our Managers Insurance Policy in the amount of 15.83% of Mr. Alon’s gross salary and Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary. Part of the contributions to the Managers Insurance Policy are for severance pay to which Mr. Alon would be entitled;

—	Options to purchase 960,000 ordinary shares, at an exercise price equal to $0.30. The options are subject to the terms of our 2003 Israeli Stock Option Plan. The options became exercisable in three equal installments, at the end of each of the three years following the date of commencement of Mr. Alon’s employment;

—	An annual bonus that will not exceed NIS 450,000 (equates to nearly $112,000) gross, which shall be paid on a quarterly basis (in amounts that will not exceed NIS 112,500 per quarter (equates to nearly $28,000)), subject to Mr. Alon achieving certain milestones that will be agreed upon;

—	Up to 22 days paid vacation per year;

—	10 days recreation payment a year in an amount normally paid by our company. and payment of Mr. Alon's full salary during periods of his military reserve duty, in compliance with local laws; and

—	In the event of termination of Mr. Alon ‘s employment for any reason (except if the company terminates his employment under such circumstances that he is not entitled to severance pay under Israeli law, if he resigns without giving the required prior notice, or if he gives prior notice of his resignation, for any reason, within 36 months of his employment with our company), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under the agreement, except that the options granted to him will cease to vest; however he will be entitled to exercise vested options during such period. The employee-employer relationship will only terminate at the end of the adjustment period. Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

        The employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

        The agreement with Mr. Alon was approved by our Audit Committee, Board of Directors and our shareholders. In February 2009, Mr. Alon agreed to reduce his annual base salary by 10% and waive certain associated social benefits until further notice by him.

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

        Our outside directors are Zamir Bar-Zion and Tali Alush-Aben.

Independent Directors

        While we are no longer subject to the NASDAQ Marketplace Rules, which require that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules, our board of directors has determined that all of our directors, except for Mr. Alon, our Chairman of the Board of Directors and Chief Executive Officer, and Mr. Ratner, our former Chief Executive Officer, would qualify as “independent directors” within the meaning of the NASDAQ Marketplace Rules.

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

        Our audit committee consists of three board members who satisfy the respective “independence” requirements of the Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Tali Alush-Aben and Messrs. Dan Falk and Zamir Bar-Zion. The audit committee meets at least once each quarter, with additional special meetings scheduled when required.

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

        Compensation Committee. Our board of directors has appointed a compensation committee, which currently comprises of Shimon Alon and Aki Ratner. The role of the compensation committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors. The members of the committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law. Meetings of the compensation committee are generally held at least once each quarter, with additional special meetings scheduled when required.

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

Directors’ Service Contracts

        Our Chief Executive Officer. We entered into an employment agreement with Mr. Alon, our chief executive officer, who is also a member of our board of directors. See Item 6B. “Directors, Senior Management and Employees – Compensation – Chief Executive Officer.”

        Other. Except as set forth above and in Item 6B. “Directors, Senior Management and Employees – Compensation,” there are no arrangements or understandings between us and any of our current directors or Chief Executive Officer for benefits upon termination of service.

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

        Indemnification of Office Holders. Under the Companies Law, we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance, provided that our articles of association allow us to do so, against the following:

—	a financial liability incurred by, or imposed on, him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our board of directors determines to be reasonable under the circumstances;

—	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

        Our articles of association include the following provisions:

—	we are authorized to undertake to indemnify an office holder prospectively in respect of an obligation or expense imposed on the office holder in respect of an act or omission performed in his or her capacity as an office holder for any financial obligation imposed on such office holder in favor of a third party by a court judgment, including a compromise or an arbitrator’s award approved by court, provided that the undertaking is limited to events which in the opinion of our board of directors are foreseeable in light of our actual operations when the undertaking to indemnify is given, limited to an amount or criteria set by the board of directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify.

—	we are authorized to indemnify our office holders retroactively.

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

        The following table details certain data on the workforce (including temporary employees) of Attunity and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2008	2007	2006

Approximate numbers of employees by geographic location
United States	10	12	24
Europe, Middle East	36	45	73
Other	11	11	13
Total workforce	57	68	110
Approximate numbers of employees by category of activity
Research and development	23	27	46
Sales and marketing	20	25	43
Product and customer support	7	8	10
Management and administrative	7	8	11
Total workforce	57	68	110

        The overall reduction in our workforce, from 110 employees in 2006 to 68 employees in 2007, is due primarily to the workforce reduction and the closing of our France and Australia offices as described in Item 5A of this annual report. The overall reduction in our workforce, from 68 employees in 2007 to 57 employees in 2008, is due primarily to the workforce reduction of our InFocus product line.

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

        Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration. In 2008, payments to the National Insurance Institute amounted to approximately 17.43% of wages (up to a maximum amount), of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

        See the table in Item 7A below which is incorporated herein by reference.

Stock Option Plans

Old Option Plans

        Under our 1994 Stock Option Plan, or the 1994 Plan, and our 1998 Stock Option Plan, or the 1998 Plan, we could grant stock options to our employees, officers and directors or to employees of any of our subsidiaries. The 1994 Plan terminated in 2004 and the 1998 Plan terminated in 2008. No options were granted under the 1994 Plan and the 1998 Plan since 1999 and 2005, respectively. We also do not intend to grant any additional options under these plans and we therefore refer to the 1994 Plan and 1998 Plan collectively as the Old Plans.

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

        To date, a total of 7,200,000 ordinary shares are reserved for issuance under the Old Plans, 2001 Plan and 2003 Plan. Any options which are canceled or forfeited before expiration become available for future grants. As of March 15, 2009, 48,720 ordinary shares remain available for grant of options under these plans.

Grants in 2008

        In 2008, we granted options exercisable into (1) 344,500 ordinary shares under the 2001 Plan and (2) 1,476,000 ordinary shares under the 2003 Plan. Of the total options granted in 2008, our directors and executive officers were granted options exercisable into 1,260,000 ordinary shares, at exercise prices ranging from $0.08 to $0.30 per share. Such options will expire in 2014.

Total Outstanding Options

        The following table sets forth, as of December 31, 2008, the number of options outstanding under our 1994, 1998, 2001 and 2003 Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options	Range of exercise price	Weighted average remaining contractual life (in years)

300,000	$0.08	6
960,000	$0.30	5.42
2,054,000(*)	$0.50-$0.58	3.71
756,000	$0.82-$1.75	1.13
1,080,000	$1.8-$2.3	5.47
160,000	$2.42-$2.78	5.74
133,000	$6.5-10.13	1.07

Total: 5,443,000**

*	During 2007, we modified the exercise price of stock options exercisable into approximately 1.5 million ordinary shares to $ 0.50 (see Note 13f to our Consolidated Financial Statements).

**	Out of which 3,162,000 are currently exercisable into ordinary shares.

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

        The following table sets forth certain information as of April 1, 2009 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Shimon Alon	1,545,539	(3)	6.4%
Aki Ratner	1,298,454	(4)	5.4%
Ron Zuckerman	1,225,539	(5)	5.2%
Rimon Investment Master Fund L.P.	1,183,379	(6)	5.0%
Dov Biran	903,720	(7)	3.9%
Dror Elkayam	*		*
Dani Falk	*		*
Zamir Bar Zion	*		*
Tali Alush-Aben	*		*
Directors and Officers as a group
(consisting of 10 persons in 2008, of which 2 are
no longer directors or officers)	5,078,346	(8)	20.9%

*	Less Than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 23,196,236 shares issued and outstanding as of April 1, 2009.

(3)	Mr. Alon is the Chairman of our board of directors and the Chief Executive Officer. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; 40,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.49 to $2.42 per ordinary share; and 320,000 ordinary shares issuable upon exercise of stock options at an exercise price of $0.30 per ordinary share.

(4)	Mr. Ratner is a member of our board of directors. Includes an aggregate of 372,452 ordinary shares; Convertible Promissory Notes due 2009 to purchase 128,002 ordinary shares at a conversion price of $1.25 per share; 48,000 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 750,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.30 per ordinary share.

(5)	Mr. Zuckerman is a member of our board of directors. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 40,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.32 to $2.42 per ordinary share.

(6)	Based solely on a Schedule 13G/A filed with the SEC on February 14, 2008. Includes an aggregate of 783,379 ordinary shares; and 400,000 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share. Rimon ZZ Management (2005) Ltd., an Israeli company (“Rimon ZZ”), is the general partner of Rimon Investments Master Fund L.P. Rimon ZZ is owned in equal parts by Messrs. Ziv Gil, Zvi Limon and Dan Tocatly, who also serve as Rimon ZZ’s directors. Accordingly, Messrs. Gil, Limon and Tocatly may be deemed to beneficially own, and share with Rimon ZZ and amongst themselves, the voting and investment powers with respect to both the Ordinary Shares held by, and the Ordinary Shares issuable to Rimon Master Fund L.P. Each of Messrs. Gil, Limon and Tocatly disclaims beneficial ownership of such shares.

(7)	Mr. Biran is a member of our board. Includes an aggregate of 863,720 ordinary shares; and 40,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $1.32 to $2.42 per share.

(8)	Includes 2,806,080 ordinary shares; Convertible Promissory Notes due 2009 to purchase 716,803 ordinary shares at a conversion price of $1.25 per share; 268,800 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 1.286,666 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.50 to $2.42 per ordinary share.

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

        According to the Bridge Loan, the $390,000 extended by Shimon Alon, our Chairman and CEO, and two of our other directors, Ron Zuckerman and Aki Ratner (also our former CEO), or the Lenders, will be automatically converted into equity securities of our company upon the closing of an equity financing yielding at least $750,000 (which $750,000 are deemed to include the $390,000 of the Bridge Loan), on the same terms and conditions (including price) of such financing. As described in Item 5A – “Operating Results – Executive Summary of Recent Changes” above, in the framework of the planned rights offering, we also secured a standby commitment by Mr. Alon to participate in the rights offering. Consequently, the beneficial ownership of the Lenders in us may increase as a result of the rights offering.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of March 15, 2009, there were 78 holders of record of our ordinary shares, of which 49 record holders, holding approximately 86.4% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 78.1% of our outstanding ordinary shares as of said date).

B.	RELATED PARTY TRANSACTIONS

Compensation to Chief Executive Officer

        See Item 6C. "Directors, Senior Management and Employees - Board Practices - Directors' Service Contracts - Our Current Chief Executive Officer."

2008 Bridge Loan

        In November 2008, we entered into a loan agreement, or the Bridge Loan, with Shimon Alon, our Chairman and CEO, and two of our other directors, Ron Zuckerman and Aki Ratner (also our former CEO), or the Lenders, whereby the Lenders extended a secured convertible bridge loan to us for an aggregate principal amount of approximately $390,000 bearing interest at an annual rate of LIBOR plus 5%, which may be increased by up to $500,000 from additional lenders. The Bridge Loan will be repaid to the Lenders on the later of (1) May 2009 and (2) the full discharge of the senior $2 million loan we received from entities affiliated with Plenus Technologies Ltd., or Plenus, in 2007. According to the Bridge Loan, as amended on March 31, 2009, the outstanding principal amount will be automatically converted into equity securities of our company upon the closing of an equity financing yielding at least $750,000 (which $750,000 are deemed to include the $390,000 of the Bridge Loan), on the same terms and conditions (including price) of such financing. In order to secure our obligations and performance pursuant to the Bridge Loan, we agreed to record a second priority fixed charge in favor of the Lenders on all of our intellectual property, and a second priority floating charge on all of our rights, title and interest in all of our assets.

2008 Extension of Convertible Notes

        See Item 10C “Material Contracts – 2008 Extension of Convertible Notes.”

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

        See the consolidated financial statements, including the notes thereto, included in Item 18 of this annual report.

Legal Proceedings

        We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

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

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2008.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007), on the NASDAQ Capital Market (from August 16, 2007 through February 22, 2008), and, starting February 26, 2008, on the OTCBB:

Year	High	Low

2004	$3.62	$1.96
2005	$3.49	$1.68
2006	$2.52	$1.09
2007	$1.52	$0.36
2008	$0.60	$0.08

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007), on the NASDAQ Capital Market (since August 16, 2007), and, starting February 26, 2008, on the OTCBB:

	High	Low

2007
First Quarter	$1.52	$1.12
Second Quarter	$1.39	$0.80
Third Quarter	$1.00	$0.45
Fourth Quarter	$0.65	$0.36

2008
First Quarter	$0.60	$0.22
Second Quarter	$0.44	$0.25
Third Quarter	$0.38	$0.20
Fourth Quarter	$0.32	$0.08

2009
First Quarter	$0.15	$0.09

Monthly Stock Information

        The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the OTCBB:

Month	High	Low

September 2008	$0.36	$0.20
October 2008	$0.32	$0.19
November 2008	$0.29	$0.12
December 2008	$0.16	$0.08
January 2009	$0.15	$0.09
February 2009	$0.15	$0.13
March 2009	$0.15	$0.11

        On April 3, 2009, the last reported sale price of our ordinary shares on the OTCBB was $0.14 per share.

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the NASDAQ Capital Market from August 15, 2007 to February 22, 2008. Effective February 26, 2008, our ordinary shares are quoted on the OTCBB under the symbol ATTUF.

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

Rights Attached to Shares

        Our authorized share capital consists of 130,000,000 ordinary shares of a nominal value of NIS 0.1 each. The shares do not entitle their holders to preemptive rights.

        The rights attached to our ordinary shares are as follows:

        Dividend rights. Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid-up per the nominal value thereon respectively. Unless otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period. Our board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of profits legally available for distribution, in accordance with the provisions of the Israeli Companies Law. See Item 8A. “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.” If after one year a dividend has been declared and it is still unclaimed, our board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest on an unclaimed dividend.

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

2008 Extension of Convertible Notes

        In January 2009, we entered into an Extension Agreement with the Investors Group which holds outstanding convertible notes in the aggregate face amount of $2 million due May 4, 2009, whereby the maturity date of the convertible notes will be extended by 18 months until November 4, 2010. In consideration of extending the repayment date, the holders of the convertible notes will receive the following:

—	the interest rate of the convertible notes will be increased from an annual rate of five percent (5%) to a floating annual rate of the LIBOR rate plus five percent (5%);

—	we will not be able to obtain new loans which are ranked senior to, or parri passu with, the convertible notes; and

—	the warrants held by the Investors Group and another person , exercisable into a total of 600,000 ordinary shares, will be amended so that (1) the expiration date will be extended by 18 months from October 9, 2009 to April 9, 2011 and (2) the price adjustment mechanism, will be amended so that any financing of more than $100,000 (instead of $1.5 million) will trigger such price protection adjustment.

        The Extension Agreement was approved by our shareholders on December 31, 2008. However, the Extension Agreement will become effective only upon the conversion into equity securities of all of the outstanding principal amount under the Bridge Loan. In light of, among others, the standby commitment described in Item 5A-Operating Results-Executive Summary of Recent Developments, we believe we will meet such condition.

Plenus Loan

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

        2009 Extension. On March 30, 2009, we entered into an amendment to the Loan Agreement, or the 2009 Extension, such that, among others things, our repayment of the outstanding loan amount will commence in February 2010 rather than in March 2009 and be fully repaid by March 2012 rather than March 2010.

        However, the amendment becomes effective only if we are able to raise at least $750,000 in debt and/or equity by July 1, 2009 (which $750,000 include the $390,000 already raised under the 2008 Bridge Loan). If we are unsuccessful in raising such funds by July 1, 2009, the loan will accelerate and become immediately payable at that time. In light of the standby commitment described in Item 5A-Operating Results-Executive Summary of Recent Developments, we believe we will meet such condition.

        The other key provisions of the 2009 Extension are as follows:

—	The repayment of the principal amount of the loan will be made by twenty four (24) equal monthly payments rather than twelve.

—	The interest payable on the Plenus loan was changed, as of the date of the amendment, to a flat rate of 9% on the loan amount rather than LIBOR plus 4.25%. Any amount owed to Plenus which is not paid when due will bear an additional interest of 5% per annum, compounded daily.

—	According to the 2009 Extension, if, during the period between March 19, 2009 and March 18, 2014, we enter into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then, without derogating from the obligation to repay the outstanding loan, simultaneously with the closing of such Fundamental Transaction, an additional amount shall be paid to Plenus in an amount equal to the higher of (1) 15% of the outstanding loan amount, and (2) 15% of the aggregate proceeds payable to shareholders or us in connection with such Fundamental Transaction. In the event of a sale of our assets, where the proceeds are paid to us, the term “aggregate proceeds” is calculated by subtracting debts and liabilities which have not been assumed by the purchaser and adding amounts related to the level of our shareholders’ loans outstanding prior to the closing of the Fundamental Transaction.

—	In addition, for a period of 14 days commencing on the date on which we provide Plenus with our audited financial statements for the year ended December 31, 2012, and provided that the consolidated revenues for 2012 are equal to, or exceed, $18 million, Plenus will be entitled, at its sole discretion and in lieu of the payment upon a Fundamental Transaction described above, to receive an amount equal to the higher of (1) 15% of such revenues and (2) $1.5 million.

—	If we fail to timely comply with any of our material obligations under our agreements with Plenus for a period of more than 30 days from the date such obligation becomes due, or if any payment to Plenus is postponed to such time as mutually agreed, the 15% payable upon a Fundamental Transaction shall be increased with immediate effect to 17%.

Under the 2009 Extension, we also made amendments to the fixed and floating charges provided in connection with the loan from Plenus. Also, certain of our subsidiaries provided guarantees for payment of the loan and certain of our subsidiaries provided additional security interests to secure payment of the loan.

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

General Corporate Tax Structure

        Israeli companies are generally subject to “Corporate Tax” on their taxable income at the rate of 28% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

        Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

        We currently have three investment programs. Two investment programs, which were approved in 1994 and 1997, will expire in 2009 and 2011, respectively. The third investment program was approved in 2000 and will expire in 2014. As of December 31, 2008, we received final approvals regarding completion of these three investment programs. According to the provisions of the Investment Law, we have elected to enjoy “alternative benefits” – waiver of grants in return for tax exemption – and, accordingly, income derived from the “Approved Enterprise” will be tax-exempt for a period of two years commencing with the year we first earn taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in our shares, for an additional period of five to eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval.

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

        If these retained tax-exempt profits are distributed they would be taxed at the Corporate Tax rate applicable to such profits as if the company had not elected the alternative package of benefits, currently between 10%-25% for an “Approved Enterprise.” As of December 31, 2008, our accumulated deficit does not include tax-exempt profits earned by our and Attunity Software Services’ “Approved Enterprises.”

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

        Amendment of the Investments Law

        On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise.

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

        Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

—	amortization of purchases of know-how and patents over an eight-year period for tax purposes;

—	deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market;

—	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Capital Gains Tax

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority has indicated that it does not recognize the OTCBB as a “stock exchange” for purposes of the Tax Ordinance. However, it is our understanding that the current position of the Israeli Tax Authority is to view securities quoted on the OTCBB as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Global Market), such as our ordinary shares.

        Israeli Residents

        Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

Taxation of Non-Residents on Dividend Distributions

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax will generally apply at the rate of: (i) 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution; or (ii) 15% for dividends from income generated by an Approved Enterprise (or Benefited Enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

United States Federal Income Tax Consequences

        THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

U.S. Federal Income Taxation

        Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

        This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. Attunity will not seek a ruling from the U.S. Internal Revenue Service (“IRS”) with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

        This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In particular, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered. Each prospective investor is advised to consult his or her own U.S. tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of ordinary shares.

        Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

        We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies Considerations” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

        In addition, our dividends will be qualified dividend income if our shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. Holder satisfying the holding period and other requirements. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

        The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Taxation of Non-Resident Holders of Shares.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

        Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, the are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

        Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

        In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Companies

        Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either:

—	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the "Income Test"); or

—	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the product of, or produce, passive income (the “Asset Test”).

        Passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

        If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

        The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while were are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

        A U.S. Holder of PFIC shares which are traded on certain public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted basis in the PFIC shares. Loses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

        We believe that we were not a PFIC for 2006, 2007, nor 2008. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who make a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we qualify as a PFIC.

Backup Withholding

        A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2010) with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders of Ordinary Shares

        Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares.

        A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (i) if such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

        In general, non-U.S. holders will not be subject to the 28% backup withholding with respect to the payment of dividends on our ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

        Non-U.S. holders generally may be subject to backup withholding at a rate of 28% on the payment of the proceeds from the disposition of our ordinary shares to or through the U.S. office of a broker, whether domestic or foreign, or the office of a U.S. related person, unless the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. Holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

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

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents. Our cash and cash equivalents are held substantially in New Israeli Shekels and in U.S. dollars . We place our cash and cash equivalents with major financial banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would not be substantial..

        In January 2007, we entered into a loan agreement with Plenus, whereby Plenus provided us a $2 million loan. Under the loan agreement, as amended, the outstanding loan amount will be due and payable in twelve equal monthly installments commencing in February 2010. The loan accrues interest at a floating annual rate of the LIBOR rate plus 4.25% (fixed rate of 9.0% starting March 2009), and such interest will be paid on a quarterly basis. See Item 10C “Additional Information – Material Contracts – Plenus Loan.”

        In November 2008, we entered into a Loan Agreement with certain of our directors, as described under Item 7B – Related Party Transactions. The principal amount of the loan, of approximately $0.4 million, accrues interest at an annual rate of LIBOR plus 5%. According to the Loan Agreement, the loan, which has an initial six-month maturity date, will be repaid on the later of (1) the maturity date and (2) the full discharge of the loan from Plenus. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would not be substantial.

        In January 2009, we entered into an extension agreement with the Investors Group which holds outstanding convertible notes in the aggregate face amount of $2 million due May 4, 2009, whereby the maturity date of the notes will be extended by 18 months to November 4, 2010 in consideration for changes in the terms of the notes, such as increasing the annual interest rate from 5.0% to a floating annual rate of the LIBOR rate plus 5.0%. The agreement, which is described under Item 10C – Material Contracts, is not in effect as of yet. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would not be substantial.

Foreign Currency Exchange Risk

        Our financial results may be negatively impacted by foreign currency fluctuations.

        Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Africa, and Asia Pacific. As a result, these sales and related expenses are denominated in currencies other than the U.S. dollar, mainly, the British Pound, the Hong Kong Dollar and the Euro. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and those other currencies.

        In addition, a significant portion of our operating costs are incurred in NIS. During 2006, 2007 and 2008, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

        Disclosure controls and procedures. Our management, including our chief executive officer, or CEO, and our principal financial officer, or VP Finance, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and VP Finance, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and VP Finance as of December 31, 2008. Based upon that evaluation, our management, including our CEO and VP Finance, concluded that our disclosure controls and procedures are effective.

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

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

        Based on such evaluation, our management, including the CEO and VP Finance, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2008 is effective.

        This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

        There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Public Accountants

        In the annual meeting held on December 31, 2008 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered public accounting firm until the next annual meeting.

        The following table sets forth, for each of the years indicated, the fees paid to Ernst & Young and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2007		2008
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$140,850	83%	127,064	73%
Audit-related (2)	12,100	7%	32,731	18%
Tax (3)	17,280	10%	14,972	9%
Other	0	0	0	0
Total	$170,230	100%	174,745	100%

(1)	Audit fees consist of services that have been provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. This included audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

(2)	Audit-related fees relate to assurance and associated services that are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

Item 16G.	CORPORATE GOVERNANCE

        Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

        The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1), as amended on December 31, 2008 (2)
1.2	Amended and Restated Articles of Association of the Registrant (3), as amended on December 31, 2008 (2)
2.1	Specimen of Ordinary Share Certificate (4)
4.3	2001 Stock Option Plan, as amended (5)
4.4	2003 Israeli Stock Option Plan, as amended (6)
4.5	Note and Warrant Purchase Agreement dated March 22, 2004 among the Registrant and the purchasers listed on Exhibit A thereto; Form of Warrant issued in connection therewith; Form of Convertible Promissory Note issued in connection therewith; and Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (7), as amended by Extension Agreement, dated as of January 7, 2009
4.6	Loan Agreement dated January 31, 2007 among the Registrant and Plenus Technologies Ltd.; Form of First and Second Warrants to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates; and Fixed Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates (8), as amended by Amendment to the Loan Agreement and Charge Agreements, dated March 30, 2009
4.7	Form of Indemnification Letter (9)

4.9	Loan Agreement dated November 2008 among the Registrant and certain directors; Floating and Fixed Charge Agreements dated November 2008 among the Registrant and certain directors; and Inter-Creditor Agreement dated November 2008 among the Registrant, certain directors and Plenus (10) as amended by Amendment to the Loan Agreement, dated March 31, 2009
4.10	Summary - Directors Compensation
8	List of Subsidiaries of the Registrant (11)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
14.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

(1)	Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, registration number 33-54020, filed with the SEC on December 9, 1992, and incorporated herein by reference.
(2)	Filed as Item 5 of the Proxy Statement filed as Exhibit 99.2 to the Registrant's Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2008, and incorporated herein by reference
(3)	Filed as Exhibit 1.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.
(4)	Filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-8, filed with the SEC on January 25, 2005, and incorporated herein by reference.
(5)	Filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference. The 2001 Stock Option Plan was amended in the annual general meetings of the Registrant's shareholders in December 2005 and December 2006, as reflected in Item 3 of the Registrant's Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and in Item 2 of the Registrant's Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 22, 2006, which are incorporated herein by reference.
(6)	Filed as Exhibit 4.4 to the Registrant's Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference. The 2003 Israeli Stock Option Plan was amended in the annual general meetings of the Registrant's shareholders in December 2005 and December 2006, as reflected in Item 3 of the Registrant's Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and in Item 2 of the Registrant's Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 22, 2006, which are incorporated herein by reference.
(7)	Filed as Items 3, 4, 5 and 6, respectively, to the Registrant's Report of Foreign Private Issuer on Form 6-K submitted to the SEC on March 25, 2004, and incorporated herein by reference.
(8)	Filed as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5, respectively, to the Registrant's Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 6, 2007, and incorporated herein by reference.
(9)	Filed as Annex B to the Registrant's Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and incorporated herein by reference.
(10)	Filed as Exhibits 99.2, 99.3, 99.4, and 99.5, respectively, to the Registrant's Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 26, 2008, and incorporated herein by reference.
(11)	Filed as Exhibit 8 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

*	Translated from Hebrew.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and board of directors of

ATTUNITY LTD.

        We have audited the accompanying consolidated balance sheets of Attunity Ltd. (“the Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 6, 2009	A Member of Ernst & Young Global

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	(* 2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$480	$1,321
Restricted cash	206	159
Trade receivables (net of allowance for doubtful accounts of $ 15 and $ 78
at December 31, 2008 and 2007, respectively)	502	912
Other accounts receivable and prepaid expenses	221	484

Total current assets	1,409	2,876

LONG-TERM ASSETS:
Long-term prepaid expenses	106	72
Severance pay fund	1,121	972
Property and equipment, net	371	579
Software development costs, net	3,585	4,374
Goodwill	6,234	6,361
Deferred charges, net	204	423

Total long-term assets	11,621	12,781

Total assets	$13,030	$15,657

*)	Revised see Note 10

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2008	(*2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term convertible debt and current maturities of long-term debt	$412	$18
Current maturities of long-term convertible debt	1,781	-
Trade payables	389	457
Deferred revenues	2,220	2,344
Employees and payroll accruals	1,079	1,239
Accrued expenses and other liabilities	718	901

Total current liabilities	6,599	4,959

LONG-TERM LIABILITIES:
Convertible debt	-	1,099
Long-term debts	2,063	2,009
Accrued severance pay	1,546	1,287

Total long-term liabilities	3,609	4,395

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 130,000,000 and 70,000,000 shares at December 31,
2008 and 2007, respectively; Issued and outstanding:
23,196,236 shares at December 31, 2008 and 2007	720	720
Additional paid-in capital	104,279	103,924
Accumulated other comprehensive loss	(455)	(431)
Accumulated deficit	(101,722)	(97,910)

Total shareholders' equity	2,822	6,303

Total liabilities and shareholders' equity	$13,030	$15,657

*)	Revised see Note 10

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2008	(*2007	(*2006

Revenues:
Software licenses	$5,373	$5,537	$6,652
Maintenance and services	6,099	6,609	6,696

Total revenues	11,472	12,146	13,348

Operating expenses:
Cost of Software licenses	1,659	1,364	1,123
Cost of Maintenance and services	965	859	1,281
Research and development, net	2,903	3,906	3,872
Selling and marketing	6,340	7,985	9,555
General and administrative	2,138	2,707	3,079
One-time employment termination and offices shutdown costs		1,111	-

Total operating expenses	14,005	17,932	18,910

Operating loss	(2,533)	(5,786)	(5,562)

Financial expenses, net	1,237	1,088	883
Other income (expenses)		(26)	15

Loss before taxes on income	(3,770)	(6,900)	(6,430)
Taxes on income	42	97	174

Net loss	(3,812)	$(6,997)	$(6,604)

Basic and diluted net loss per share	$(0.16)	$(0.30)	$(0.34)

Weighted average number of shares used in computing basic and diluted net
loss per share	23,196	23,185	19,333

*)	Revised see Note 10

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	total shareholders' equity
	Shares	Amount

Balance as of January 1, 2006	17,259,255	$584	$93,355	$(512)	$(84,309)		$9,118

Private placement share issuance, net	4,800,000	112	5,565	-	-		5,677
Exercise of warrants	1,000,000	22	1,725	-	-		1,747
Exercise of employee stock options	107,676	2	170	-	-		172
Beneficial conversion feature related to price adjustment of the convertible debt following 2007 private placement share issuance	-	-	730	-	-		730
Warrants issued in consideration of credit line	-	-	264	-	-		264
Stock-based compensation	-	-	963	-	-		963
Other comprehensive loss:
Foreign currency translation adjustments
Net loss	-	-	-	(57)	-	$(57)	(57)
Total comprehensive loss	-	-	-	-	(6,605)	(6,605)	(6,605)

						$(6,541)

Balance as of December 31, 2006	23,166,931	720	102,772	(569)	(90,914)		12,009

Exercise of employee stock options	29,305	*)	27	-	-		27
Warrants issued in consideration of credit line	-	-	495	-	-		495
Stock-based compensation	-	-	630	-	-		630
Other comprehensive loss
Foreign currency translation adjustments	-	-	-	138	-	$138	138
Net loss	-	-	-	-	(6,996)	(6,996)	(6,996)
Total comprehensive loss

						$(6,798)

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(97,910)		6,303

Stock-based compensation	-	-	355	-	-		355
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(24)	-		(24)
Net loss	-	-	-	-	(3,812)	(3,812)	(3,812)
Total comprehensive loss

						$(3,836)

Balance as of December 31, 2008	23,196,236	$720	$104,279	$(455)	$(101,722)		$2,822

*)	Represent an amount lower than $ 1

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	(*2007	(*2006

Cash flows from operating activities:
Net loss from continuing operations	$(3,812)	$(6,997)	$(6,604)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	243	365	378
Stock-based compensation	322	589	907
Amortization of deferred charges	219	207	400
Amortization of debt discount	682	682	471
Amortization of software development costs	1659	1,364	1,123
Decrease in accrued severance pay, net	110	(29)	(5)
Decrease (increase) in trade receivables, net	373	1,904	(483)
Decrease in other accounts receivable and prepaid expenses	255	174	685
Decrease (increase) in long-term prepaid expenses	(34)	30	73
Increase (decrease) in trade payables	(64)	(82)	(335)
Increase (decrease) in deferred revenues	(2)	(137)	(55)
Increase (decrease) in employees and payroll accruals	(142)	(361)	97
Decrease in accrued expenses and other liabilities	(128)	(247)	(927)
Capital loss from sale and disposal of property and equipment	63	99	20

Net cash used in operating activities from continuing operations
(reconciled from continuing operations)	(257)	(2,439)	(4,255)
Net cash provided by operating activities from discontinued
operations (reconciled from discontinued operations)		33	38

Net cash used in operating activities	(257)	(2,406)	(4,217)

Cash flows from investing activities:
Restricted cash, net	(47)	(17)	(70)
Purchase of property and equipment	(38)	(112)	(554)
Capitalization of software development costs	(837)	(1,263)	(1,328)
Proceeds from sale of property and equipment	-	8	8

Net cash used in investing activities	(922)	(1,384)	(1,944)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	-	27	172
Proceeds from exercise of warrants	-	-	1,747
Private placement share issuance, net	-	-	5,677
Receipt of short-term debt	-	-	2,006
Receipt of long-term debt	402	1,983	-
Repayment of long term debt	(17)	(2,018)	(50)

Net cash provided by (used in) financing activities	385	(8)	9,552

Foreign currency translation adjustments on cash and cash equivalents	(47)	39	54

Increase (decrease) in cash and cash equivalents	(841)	(3,759)	3,445
Cash and cash equivalents at the beginning of the year	1,321	5,080	1,635

Cash and cash equivalents at the end of the year	$480	$1,321	$5,080

*)	Revised see Note 10.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Interest	$233	$228	$240

Income taxes	$10	$84	$352

Supplemental disclosure of non-cash investing and financing activities:

Issuance of warrant in consideration of credit line	$-	$495	$264

Stock-based compensation that was capitalized as part of
capitalization of software development costs	$33	$41	$56

Beneficial conversion feature related to price adjustment of the
convertible debt following 2006 private placement share issuance	$-	$-	$730

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Attunity Ltd. (“the Company” or “Attunity”) and its subsidiaries (collectively – “the Group”) develop, market and provide support for standards-based enabling software for delivering real-time applications. This includes data and application integration software. Using Attunity’s software, companies are able to connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated workplace-focused composite applications. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision – an application generator; APTuser – a database retrieval and production report generator; and until September 30, 2008 Mancal 2000 – a logistics and financial application software package.

b.	In 2008 2007 and 2006 , the Company had a distributor that accounted for 5.5% ,16.9% and 21.5% of revenues, respectively

In 2008 the Company had another distributor that accounted for 12% of the revenues.

c.	In the last three years the Company incurred accumulated losses of $17,414, accumulated negative cash flows from operating activities of $6,951. In addition, as of December 31, 2008, the Company has cash and cash equivalent of $480 and an accumulated deficit of $101,722.

The Company is planning to raise additional funds in April 2009 by way of a right offering based on its Registration Statement on Form F-1 that was initially filed in November 2008. In the framework of the rights offering, one of the Company’s shareholders undertook to purchase all unsubscribed securities up to a total commitment of $360. This standby commitment guarantees the raising of a minimum of $750, including an amount of $393 already received by the Company in 2008 as part of a bridge loan, which is the minimum amount required in order to defer the repayment of the Plenus credit line, as described in Note 6a. Consequently, upon closing of the right offering, the repayment of both the Plenus credit line, as described in Note 6a, and the convertible debt, as described in note 8, will be deferred to a period subsequent to December 31, 2009. If any event, the Company received a commitment from the same shareholder to provide the Company with a loan in the amount of $360 in order for the Company to meet the extension provision required by the Plenus credit line. In addition, management also approved a tentative cost reduction plan to ensure it has the financial resources to support its operations through at least December 31, 2009. This tentative plan includes, among others, workforce reduction, curtailment of sales and marketing activities and reduction of research and development activities. In order for such plan to be effective it will have to be implemented in a timely manner. In light of the foregoing, the Company concluded that it has sufficient resources to support its operation and financial obligation through December 31, 2009.

d.	In December 2008 the company sold the assets and liabilities, including the intellectual property and its customer base, of “Attunity Software services (1991) Ltd”, a wholly owned subsidiary, for a consideration of $10.

Due to immateriality “Attunity Software services (1991) Ltd” results were not classified as discontinued operations.

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

Restricted cash is primarily invested in highly liquid deposits. These deposits were used mainly as a security for rented premises and for leased equipment.

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

In 2008, 2007 and 2006, no impairment losses were identified.

h.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annual impairment test generally during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

In 2008, 2007 and 2006, no impairment losses were identified

The change in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 is due to translation adjustments.

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

Based on the Company’s products development process, technological feasibility is established upon completion of a detail program design or working model.

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (1) ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues from sales of the product, or (2) the straight-line method over the estimated economic life of the product . Amortization commences when the product is available for general product release to customers. The amortization expense is included as part of cost of revenues.

At each balance sheet date, the unamortized capitalized costs of the software products are compared to the net realizable value of the product. If the unamortized capitalized costs of a computer software product exceed the net realizable value of that product, such excess is written off. The net realizable value is calculated as the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of sale. Historically, management estimated the economic life of the product to be 5 years. In October 2008, management decided that it can not provide any projections for any period following three years period, and as a result, decided to change the estimated life of the product to three years. The Company accounted for the change as a change in estimation.

The effect of the change in estimation on loss for the year ended December 31, 2008 was an increase of $207, representing $0.01 effect for loss per share.

j.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carry forward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48), see Note 14c.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Advertising expenses:

Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $54 $ 34 and $ 125, respectively.

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

Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. The Company does not grant a right of return to its customers.

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

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s determination of fair value of each element in multiple-element arrangements is based on VSOE. The Company aligns its assessment of VSOE for the elements in the transaction to the price charged when the same element is sold separately. The Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has sufficient VSOE to allocate revenue to the maintenance and support, consulting and training (“professional”) services components of its license arrangements. The Company sells its professional services separately, and accordingly it has established VSOE for professional services based on its hourly or daily rates. VSOE for maintenance and support is determined based upon the customer’s actual renewal rates for such elements. Accordingly, assuming all other revenue recognition criteria are met, the Company recognizes revenue from software licenses upon delivery using the residual method in accordance with SOP No. 98-9.

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

Cash and cash equivalents and restricted cash are invested in major banks in Israel, Europe the United States and Hong Kong. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and, therefore, bear low risk.

The Company’s trade receivables are mainly derived from sales to customers located primarily in the United States, the Far East, Europe, South America and Israel. The Company performs ongoing credit evaluations of its customers and, through December 31, 2008, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The doubtful accounts expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $47, $19 and $38, respectively.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

n.	Accounting for stock-based compensation:

The Company accounts for stock based compensation in accordance with Statement of Financial Accountng Standard No. 123(Revised 2004), “Share-Based Payment”(“SFAS 123(R)”). SFAS 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected life of options granted is calculated using the Simplified Method, as defined in Staff Accounting Bulletin No 107, “Share-Based Payments”, as the average between the vesting period and the contractual life of the options. On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment.

The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and therefore use an expected dividend yield of zero in the option pricing model.

The fair value for options granted in 2008, 2007 and 2006 is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006

Dividend yield	0%	0%	0%
Expected volatility	71.7%	59.6%	73.1%
Risk-free interest	2.82%	4.7%	4.6%
Expected life	4 years	4 years	4 years

The Company recognizes compensation expenses for the value of its awards based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date for all employees in Israel Upon termination by the Company, or other circumstances under this law employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with severance pay fund, insurance policies and by an accrual.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of these policies is recorded as an asset in the Company’s balance sheet.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expense for the years ended December 31, 2008, 2007 and 2006 amounted to $271, $324 and $308, respectively.

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

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FASB Staff Position (“FSP”) No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Recently issued accounting pronouncements:

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. The Company does not expect the adoption of FAS 157 with respect to certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually) to have no material impact on its financial position, results of operations or cash flows.

In September 2007 the Emerging Issues Task Force (EITF) issued EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the accounting for certain instruments on imbedded features which are indexed to an entity’s own stock. EITF 07-5 determined that an entity must presume the occurrence of a contingent event or other condition that would adjust the settlement terms of that instrument or embedded feature when evaluating whether an instrument or embedded feature is indexed to its own stock.

Following the adoption of EITF 07-5, certain previously granted warrants will be reclassified from Shareholders’ equity to liability and marked to market at each reporting date. In addition, the conversion embedded feature of the Convertible debt should be bifurcated and marked to market at each reporting date.

EITF 07-5 is effective for fiscal years beginning after December 15, 2008.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2007

Prepaid expenses	$114	$169
Government authorities	90	184
Employees	-	10
Other	17	121

	$221	$484

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2007

Cost:
Computers and peripheral equipment	$2,223	$2,455
Office furniture and equipment	330	352

Leasehold improvements	355	533

	2,908	3,340

Accumulated depreciation	2,537	2,761

Depreciated cost	$371	$579

As for charges on the Company’s property and equipment, see Note 10.

NOTE 5:- SOFTWARE DEVELOPMENT COSTS, NET

	December 31,
	2008	2007

Software development costs	$21,894	$21,025
Less - accumulated amortization	18,309	16,651

Amortized cost	$3,585	$4,374

Estimated amortization expenses for the years ending:

December 31,

2009	$2,364
2010	1,009
2011	212

$3,585

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- CREDIT LINE

a.	In June 2004, the Company entered into a credit line agreement (“the Agreement”) with Plenus Technologies Ltd. (“Plenus” or “the lender”). According to the Agreement, the lender undertook to make available to the Company a revolving credit facility in the aggregate amount of $ 3,000. The Agreement was scheduled to expire in June 2006.

As part of the Agreement, the lender received a non-forfeitable exercisable warrant to purchase 250,909 of the Company’s Ordinary shares at an exercise price of $2.75 per share (subject to price adjustments). As a result of September the 2006 private placement (see note 12b) the exercise price was adjusted to $1.25 per share.

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

On January 31, 2007, the Company entered into a new Loan Agreement (“the New Agreement”), with the lender and its affiliates, whereby the lender provided a $ 2,000 loan.

The outstanding loan amount will be due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrues interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and is being paid on a quarterly basis.

On March 30, 2009, the Company and Plenus amended the Agreement. Under this amendment, the Company shall repay the loan amount in 24 equal monthly payments starting February 2010. This amendment will become effective upon raising of at least $750 in debt or in equity, (including the Bridge Loan) by July 1, 2009 (see Note 16a).

In accordance with paragraph 11 to FASB No 6 “A Short-term Obligation other than one classified as a Current Liability”, the Company reclassified the loan as a long-term loan.

In addition, the Company issued to the lender warrants, exercisable until January 30, 2012, to purchase up to 439,883 Ordinary shares at an exercise price per share of $ 1.364, subject to price adjustments.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- CREDIT LINE (Cont.)

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

As part of the New Agreement, the exercise period of warrants previously issued to the lender was extended (see Note 12g (items 1 and 3)) such that the exercise period will lapse on January 30, 2012. The fair value of the warrant extension in the amount of $ 120 was recorded in 2007 as deferred charges, and is amortized over the term of the loan.

b.	In November 2008, the Company entered into a Loan Agreement (the “Loan Agreement”) with certain of its directors (the “Lenders”), whereby the Lenders provided a $ 393 convertible bridge loan (the “Loan”). The Loan bears interest at an annual rate of LIBOR plus 5%. According to the Loan Agreement, the outstanding principal amount will be automatically converted into equity securities of the Company upon the closing of an equity financing yielding at least $1,000 (which $1,000 are deemed to include the $393 from the conversion of the Loan), on the same terms and conditions (including price) of such financing Under certain circumstances, as specified in the Loan agreement, the number of shares to be issue upon conversion may be adjusted.

The Loan, which has an initial six-month maturity date, will be repaid to the Lenders on the later of (1) the maturity date and (2) the full discharge of the loan received from Plenus.

In order to secure the Company’s obligations and performance pursuant to the Loan, the Company agreed to record a second priority fixed charge in favor of the lenders on all of its intellectual property, and a second priority floating charge on all of its rights, title and interest in all its assets.

Since the number of shares issued upon conversion, may be unlimited (subject to the share’s price on such date) upon an event that is not in the control of the company, according to EITF 00-19 and FAS 133, paragraph 11(a), the conversion feature should be bifurcated and marked to market at each reporting date. The fair value of this embedded derivative was insignificant as of both November and December 31, 2008

On March 31, 2009, the Company and the Lenders amended the Loan Agreement in a way that the Loan will be converted into equity securities upon an equity financing of at least $750 rather at least $1,000 as described above (see Note 16b).

NOTE 7:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2007

Government authorities	$29	$68
Accrued expenses	614	754
Accrued termination cost (see also Note 15b)	-	68

Others	75	11

	$718	$901

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- CONVERTIBLE DEBT AND DETACHABLE WARRANTS

In April 2004, the Company issued to a group of existing shareholders convertible debt (herein “Promissory Note”) in the amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $ 1.75 (subject to adjustments). The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $ 1.75 per share (subject to adjustments).The warrants expired in May 4, 2007 without being exercised.

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

In September 2006, following a private placement conducted by the Company, the conversion price was adjusted to $ 1.25 per share. As a result, the number of shares that would be received upon conversion increased by 457,143 shares to 1,600,000 shares.

According to EITF 00-27, the aforementioned accounting treatment resulted in an incremental debt discount of $ 730. The discount is amortized over a 2.25 year period from the date of the adjustment until the stated redemption date of the debt.

During the years ended December 31, 2008, 2007 and 2006, the Company recorded financial expenses in the amount of $682, $682 and $ 471, respectively, attributed to the amortization of the aforementioned debt discount.

Issuance expenses in respect of the convertible debt in the amount of $ 247 were deferred and recorded as “deferred charges”. These deferred charges are amortized over the period from the date of issuance to the stated redemption date of the debt.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- CONVERTIBLE DEBT AND DETACHABLE WARRANTS (Cont.)

As of December 31, 2008, no shares were issued pursuant to debt conversion.

In December 2008 Company entered into an agreement with the holders of the Promissory Notes (“Extension Agreement”), whereby the maturity date of the Promissory Notes will be extended by 18 months from May 4, 2009 to November 4, 2010. The Extension Agreement is contingent on the conversion into equity securities of all of the outstanding principal amount of the Loan, as described in Note 6b. In consideration of extending the repayment date, the holders of the Promissory Notes will receive the following:

(1) The interest rate of the Promissory Notes will be increased from an annual rate of five percent (5%) to a floating annual rate of the LIBOR rate plus five percent (5%);

(2) Company will not be able to obtain new loans which are ranked senior to, or parri passu with, the Promissory Notes; and

(3) Warrants held by the holders of the Promissory Notes and another person (as detailed in Note 12(b)), exercisable into a total of 600,000 ordinary shares, will be amended so that (1) the expiration date will be extended by 18 months from October 9, 2009 to April 9, 2011 and (2) price adjustment mechanism, will be amended so that any financing of more than $100 (instead of $1,500) will trigger such price protection adjustment.

	December 31,
	2008	2007

Principal of debt	$2,000	$2,000
Unamortized debt discount	(219)	(901)

Convertible debt, net	$1,781	$1,099

NOTE 9:- LONG-TERM DEBTS

	December 31,
	2008	2007

Long term loan (see Note 6a)	$2,000	$2,000
Long term liability	63
Capital lease obligations, linked to the Israeli Consumer Price
Index and bearing interest of 5%	10	27

	2,073	2,027
Less - current maturities:
	10	18

	$2,063	$2,009

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM DEBTS (Cont.)

As of December 31, 2008, the aggregate annual maturities of long-term debts are as follows:

First year (current maturities)	$10
Second year	917

Third year and then after	1,083

$2,073

See also Note 10.

NOTE 10:- CHARGES (ASSETS PLEDGED)

a.	In order to secure the Company’s obligations and performance pursuant to the New Agreement described in Note 6a , the Company recorded a first priority fixed charge in favor of the lender on all of its intellectual property, and a first priority floating charge in favor of the lender on all of its rights, title and interest in all its assets. The Security Agreements contain certain limitations on, among other things, the Company’s ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of the lenders In addition, in order to secure the Company’s obligations and performance pursuant to the Loan Agreement ( see note 6b), the Company recorded a second priority fixed charge in favor of the lenders on all of its intellectual property, and a second priority floating charge in favor of the lender on all of its rights, title and interest in all its assets..

b.	In order to secure the Company’s obligations and performance pursuant to the Loan Agreement described in Note 6b, the Company recorded a second priority fixed charge in favor of the Officers on all of its intellectual property, and a second priority floating charge in favor of the Officers on all of its rights, title and interest in all its assets.

c.	As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in June 2010. In addition, the Company leases motor vehicles and computers and peripheral equipment under operating leases. Future minimum commitments under these leases as of December 31, 2008, are as follows:

Year ended December 31,	Operating leases

2009	$835
2010	606
2011	21

$1,462

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Rent expenses under operating leases for the years ended December 31, 2008, 2007 and 2006 were $1,143 $ 1,512 and $ 1,326, respectively.

The Company has granted a bank guarantee in the amount of $ 162 to its Israeli offices lessor to cover last 3 month of rent and a bank guarantee in the amount of $ 44 to a vendor in conjunction with a capital lease.

NOTE 12:- PRIOR PERIOD MISSTATMENTS

In 2008, the Company determined that it had incorrectly accounted for accumulation of past service costs related to its obligation toward its former CEO by not accumulating all accruals as required by Statement of Financial Accounting Standards (“SFAS”) no. 43 “Accounting for Compensated Absences”. As a result, the Company understated general and administrative expenses in the years ended December 31, 2007, 2006, 2005 and 2004 by $61, $121, $121 and $60 respectively. The company has determined that this error is immaterial to the 2007, 2006, 2005 and 2004 consolidated financial statements. Under Staff Accounting Bulletin (“SAB”) no. 108, “Considering the Effects of prior Year Misstatements in Current Year Financial Statements”, the Company assessed the materiality of making this correction in the current period and concluded that the correction of this misstatement in current period would be material to the consolidated financial statements. Based on these facts the company has revised the December 31, 2007 consolidated balance sheet and 2007 and 2006 Statement of operation within these financial statements.

	December 31, 2007 as reported	Revision	December 31, 2007 Revised

Consolidated Balance Sheet
Employees and payroll accruals	$876	$363	$1,239
Total current liabilities	$4,596	$363	$4,959
Accumulated deficit	$97,547	$363	$97,910
Total shareholders' equity	$6,666	$363	$6,303

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- PRIOR PERIOD MISSTATMENTS (Cont.)

The net effect on the accumulated losses as of January 1, 2007 amounts to $302.

	Year ended December 31, 2007 as reported	Revision	Year ended December 31, 2007 as revised

Consolidated Statement of operations –
Year ended December 31, 2007
Cost and Expenses:
Cost of revenues	$2,223	$-	$2,223
Research and development, net	$3,906	$-	$3,906
Selling and marketing	$7,985	$-	$7,985
General and administrative	$2,646	$61	$2,707
Employment termination and offices
shutdown costs	$1,111	$-	$1,111

Total operating expenses	$17,871	$61	$17,932

Net loss	$(6,936)	$61	$(6,997)
Basic and diluted net loss per share	$(0.30)	$-	$(0.30)

	Year ended December 31, 2006 as reported	Revision	Year ended December 31, 2006 as revised

Consolidated Statement of operations
Year ended December 31, 2006
Cost and Expenses:
Cost of revenues	$2,404	$-	$2,404
Research and development, net	$3,872	$-	$3,872
Selling and marketing	$9,555	$-	$9,555
General and administrative	$2,959	$121	$3,080
Employment termination and offices
shutdown costs	$-	-	$-

Total operating expenses	$18,790	$121	$18,911

Net loss	$(6,484)	$121	$(6,605)
Basic and diluted net loss per share	$(0.34)	$-	$(0.34)

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- PRIOR PERIOD MISSTATMENTS (Cont.)

	Year ended December 31, 2005 as reported	Revision	Year ended December 31, 2005 as revised

Consolidated Statement of operations -Year
ended December 31, 2005
Cost and Expenses:
Cost of revenues	$3,209	$-	$3,209
Research and development, net	$2,671	$-	$2,671
Selling and marketing	$9,370	$-	$9,370
General and administrative	$2,192	$121	$2,313
Liquidation damages related to January 2005
financing	$200	$-	$200
Employment termination and offices shutdown
costs	$-	$-	$-

Total operating expenses	$17,642	$121	$17,763

Net loss	$(3,790)	$121	$(3,911)
Basic and diluted net loss per share	$(0.22)	$0.01	$(0.23)

	Year ended December 31, 2004 as reported	Revision	Year ended December 31, 2004 as revised

Consolidated Statement of operations -Year
ended December 31, 2004
Cost and Expenses:
Cost of revenues	$3,667	$-	$3,667
Research and development, net	$1,475	$-	$1,475
Selling and marketing	$7,703	$-	$7,703
General and administrative	$2,465	$60	$2,525
Employment termination and offices shutdown
costs	$-	$-	$-
Termination of management & Others	$1,714		$1,714
Total operating expenses	$17,024	$60	$17,084

Net loss	$(4,040)	$60	$(4,100)
Basic and diluted net loss per share	$(0.27)	$-	$(0.27)

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY

a.	The Company’s ordinary shares are traded in OTC BB.

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

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

Under the Plans, 7,200,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become available for future grants. As of December 31, 2008, there are 543,156 options available for future grants. The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31,
	2008		2007			2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
	In thousands		In thousands			In thousands

Outstanding at beginning of
year	3,959	$1.57	4,151		$1.78	3,552	$1.81
Granted	1,821	$0.35	804		$1.13	1,179	$1.84
Exercised	-	$-	(29)		$0.95	(108)	$1.60
Canceled or forfeited	(337)	$1.35	(967)		$1.82	(472)	$2.18

Outstanding at end of year	5,443	$1.17	3,959	$	*) 1.57	4,151	$1.78

Vested and expected to vest
at end of year	5,260	$1.19	3,790		$1.46	4,013	$2.08

Exercisable at end of year	3,162	$1.63	2,095		$2.33	2,617	$2.11

*)	During 2007, the Company modified the exercise price of certain out of the money stock options to $ 0.5. The modification resulted in an incremental deferred fair value of approximately $ 45 that will be amortized over the remaining vesting period. All re-priced and modified options are reflected in the closing weighted average exercise price in all the summaries tables of stock option.

**)	The outstanding, exercisable, vested and expected to be vest options are either at the money or out of the money as of December 31, 2008 and their intrinsic value was considered as zero.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was $0 ,$ 6 and $ 76, respectively.

As of December 31, 2008, there was $408 of total unrecognized compensation cost related to non-vested share-based compensation that expected to be recognized over a period of 3 years.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2008, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average exercise price of options exercisable
	In thousands	Years		In thousands

$0.08	300	6.00	$0.08	-
$0.30	960	5.42	$0.30	-	$-
$0.50 - 0.58	2,054	3.71	$0.52	1,274	$0.50

$0.82 - 1.75	756	1.13	$1.54	755	$1.54
$1.8 - 2.3	1,080	5.47	$2.20	840	$2.28
$2.42 - 2.78	160	5.74	$2.45	160	$2.45
$6.5 - 10.13	133	1.07	$7.92	133	$7.92

	5,443		$1.17	3,162	$1.63

Weighted average fair values and weighted average exercise prices of options whose exercise prices are equal to the market price of the shares at date of grant are as follows:

	Year ended December 31,
	2008		2007		2006
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Equals market price
at date of grant	$0.18	$0.35	$0.577	$1.13	$1.07	$1.84

Upon exercise of options by employees, the Company has a policy of issuing registered shares for all options exercised.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

g.	Warrants:

The Company outstanding warrants, as follows:

Issuance date	Outstanding as of December 31, 2008	Exercise price	Exercisable as of December 31, 2008	Exercisable through

June 2004 (1)	250,909	$1.25	250,909	January 30, 2012
May 2006 (1)	192,000	$1.25	192,000	January 30, 2012
September 2006 (2)	2,500,000	$1.25	2,500,000	*) October 9, 2009
January 2007 (3)	439,883	$1.36	439,883	January 30, 2012

	3,673,701		3,673,701

(1)	Issued to the lender as part of the credit line agreement (see Note 6a).

(2)	Issued in connection of the private investment carried out in September 2006 (see Note 12b).

(3)	Issued to the lender as part of the credit line agreement (see Note 6a).

*)	Subject to the execution of the Extension agreement, 600,000 warrants will be exercisable through April 9, 2011.

NOTE 14:- INCOME TAXES

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The production facilities of the Company and its subsidiary, Attunity Software Services Ltd. (“ASS”), have been granted an “Approved Enterprise” status under the Investment Law in six investment programs.

According to the provisions of the Law, the Company has elected to enjoy the “alternative benefits” track – the waiver of grants in return for a tax exemption and, accordingly, income derived from the “Approved Enterprise” will be tax-exempt for a period of two years commencing with the year it first earns taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in the Company, for an additional period of five to eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. The period of benefits for those programs has not yet commenced.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

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

b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (“Tax Law”):

According to the law, until 2007 the results for tax proposes were measured adjusted for changes in the Israeli CPI.

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

c.	The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in a change to the Company accumulated deficit. During the years ended December 31, 2008 and 2007 no addition were added to tax positions taken during these years.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (Cont.)

d.	Tax loss carryforwards:

Net operating loss carryforwards as of December 31, 2008 are as follows:

Israel	49,674
United States *)	2,507
UK	2,486
Hong Kong	2,346
Other	1,159

58,172

Net operating losses in Israel, the UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will expire in the years 2009-2028.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2008	2007

Net operating loss carry forwards	$16,137	$14,551
Other	1,249	1,899

Total deferred tax asset before valuation allowance	17,386	16,450
Less - valuation allowance	(17,386)	(16,450)

Net deferred tax assets	$-	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future. During fiscal year 2008, the Company increased the valuation allowance by $ 936 to $ 17,386.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (Cont.)

f.	Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company (2006 — 31%, 2007 — 29%,2008 — 27%) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods).

Tax expenses mainly represent withholding taxes on royalties.

g.	Pre-tax income (loss):

	Year ended December 31,
	2008	2007	2006

Domestic	$(4,794)	$(7,120)	$(7,417)
Foreign	1,024	281	1,107

	$(3,770)	$(6,839)	$(6,310)

h.	Reduction in corporate tax rate:

Taxable income of Israeli companies is subject to the tax at the rate of Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% thereafter.

i.	The assessments filed by the Company through the year ended December 31, 2003 are considered final.

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

Revenues from sales to unaffiliated customers:

	Year ended December 31,
	2008	2007	2006

Israel	$1,081	$1,071	$1,290
United States	7,019	7,477	7,897
Europe	1,717	1,988	2,573
Far East	1,063	1,082	938
Other	592	528	650

	$11,472	$12,146	$13,348

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (Cont.)

In 2008, 2007 and 2006, over 85% of license revenues are derived from the Connectivity products.

In 2008, 2007 and 2006, the Company had a distributor that accounted for 5.5% 16.9% and 21.5% of revenues, respectively.

In 2008 the Company had another distributor that accounted for 12% of the revenues.

The Company’s long-lived assets are as follows:

	December 31,
	2008	2007

Israel	$10,359	$11,651
United States	20	59
Other	15	27

	$10,394	$11,737

NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development costs, net:

	Year ended December 31,
	2008	2007	2006

Total costs	$3,739	$5,169	$5,200
Capitalized software development costs	(836)	(1,263)	(1,328)

	$2,903	$3,906	$3,872

b.	Termination costs:

During 2007, the Company recorded $ 1,111 as one-time employment termination and offices shutdown costs in respect of terminating its entire France and Australia subsidiaries activity in March 2007 and part of its worldwide workforce in October 2007.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Financial income (expenses), net:

	Year ended December 31,
	2008	2007	2006

Financial income:
Interest	$13	$115	$104
Foreign currency translation differences, net	-	-	201

	13	115	305

Financial expenses:
Interest	(295)	(306)	(317)
Amortization of debt discount	(682)	(682)	(471)
Amortization of deferred expenses (issuance
expenses and credit line costs)	(219)	(207)	(400)
Foreign currency translation differences, net	(54)	(8)	-

	(1,250)	(1,203)	(1,188)

	$(1,237)	$(1,088)	$(883)

In 2008, 2007 and 2006, the financial expenses include non cash amounts of 730, $ 731 and, $ 518, respectively, related to the convertible debt issued to principal shareholders and described in Note 8.

In 2008, 2007 and 2006, the financial expenses include non cash amounts of $165, $ 151 and $ 353, respectively, related to the credit line described in Note 6a.

NOTE 17:- SUBSEQUENT EVENTS.

a.	On March 30, 2009, the Company and Plenus amended the Agreement described in Note 6a.Under this amendment the Company shall repay the loan amount in 24 equal monthly payments starting February 2010. The Interest applicable to the loan shall be set at 9%. The amendment will become effective upon raising of at least $750 in debt or in equity, (including the Bridge Loan) by July 1, 2009.

b.	On March 31, 2009, the Company and the Lenders amended the Loan Agreement in a way that the Loan will be converted into the Company’s equity securities upon an equity financing of at least $750 rather $1,000 (see Note 6b).

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD By: /s/ Shimon Alon —————————————— Shimon Alon Chief Executive Officer

Dated: April 6, 2009