Form 20-F
period 2009-12-31
ATTUNITY LTD
filed 2010-04-07
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Dror Harel Elkayam, VP Finance
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 31,571,150

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

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

        If "Other" has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

  -ii-

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

•
“Investors Group” are to a group of investors, which included among others Mr. Shimon Alon, the Chairman of our board of directors and our Chief Executive Officer, Mr. Ron Zuckerman, a member of our board of directors, and Mr. Itzhak (Aki) Ratner, a member of our board of directors and our former Chief Executive Officer. The shareholders agreement among the members of the group expired on March 1, 2007;

•	"convertible notes" or "convertible promissory notes" are to the convertible promissory notes we issued to the Investors Group in May 2004;

•	“Plenus” are to Plenus Technologies Ltd. and its affiliates, a venture capital lender;

•	“NASDAQ” are to the NASDAQ Global Market or NASDAQ Capital Market; and

•	“OTCBB” are to the Over-The-Counter Bulletin Board.

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

On March 31, 2010, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.713 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts are based on such exchange rate.

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

-iii-

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

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 3.D. – “Risk Factors”,  Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects”, including but not limited to statements, if any, about our expected revenues or performance, as well as elsewhere in this annual report. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. – “Risk Factors” and in our other filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

-iv-

TABLE OF CONTENTS

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	14
A.	History and Development of the Company	14
B.	Business Overview	15
C.	Organizational Structure	24
D.	Property, Plants and Equipment	24
ITEM 4A.	UNRESOLVED STAFF COMMENTS	24
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
A.	Operating Results	25
B.	Liquidity and Capital Resources	33
C.	Research and Development, Patents and Licenses	35
D.	Trend Information	36
E.	Off-Balance Sheet Arrangements	36
F.	Tabular Disclosure of Contractual Obligations	36
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	37
A.	Directors and Senior Management	37
B.	Compensation	39
C.	Board Practices	41
D.	Employees	47
E.	Share Ownership	48
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A.	Major Shareholders	50
B.	Related Party Transactions	52
ITEM 8.	FINANCIAL INFORMATION	53
A.	Consolidated Statements and Other Financial Information	53
B.	Significant Changes	53
ITEM 9.	THE OFFER AND LISTING	53
A.	Offer and Listing Details	53
B.	Plan of Distribution	54
C.	Markets	54
D.	Selling Shareholders	55
E.	Dilution	55
F.	Expense of the Issue	55
ITEM 10.	ADDITIONAL INFORMATION	55
A.	Share Capital	55
B.	Memorandum and Articles of Association	55
C.	Material Contracts	59

  -vi-

PART I

ITEM 1.                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                  KEY INFORMATION

A.          Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2009, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2009 and 2008, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2006 and 2005 and the selected consolidated balance sheet data as of December 31, 2007, 2006 and 2005, which have also been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 - “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Balance Sheet Data:

	December 31,
	2009	2008	2007	2006	2005
	(U.S. dollars in thousands)
Working capital (deficiency)	$(2,710)	$(5,480)	$(2,328)	$878	$(1,287)
Total assets	11,895	13,030	15,657	21,353	17,355
Current Maturities of long term debts
Short-term convertible debt, including current maturities of long-term convertible debt	1,250	2,193	18	2,022	41
Long-term debt, less current maturities	2,750	2,000	2,009	23	7
Warrants and bifurcated conversion feature, presented at fair value	303	-	-	-	-
Shareholders’ equity	2,042	2,532	6,058	11,809	8,953
Paid in capital	102,095	104,279	103,924	102,772	93,355

Income Statement Data:

	Year ended December 31,
	2009	2008 (*)	2007 (*)	2006 (*)	2005 (*)
	(U.S. dollars in thousands, except per share data)

Revenues	$9,453	$11,472	$12,146	$13,348	$15,149

Cost of revenues	3,070	2,624	2,601	2,744	3,209
Research and development costs, net (1)	1,894	2,916	3,542	3,538	2,674
Selling and marketing expenses	3,469	6,341	7,988	9,559	9,381
General and administrative expenses	1,608	2,138	2,707	3,080	2,313

Restructuring and termination costs		-	1,111	--	--
Liquidated damages related to January 2005 financing	--	--	--	--	200
Total operating expenses	10,041	14,019	17,949	18,921	17,777
Operating loss	(609)	(2,547)	(5,803)	(5,573)	(2,628)
Financial expenses, net	(697)	(1,250)	(1,099)	(895)	(800)
Other income (expenses)	10	--	(26)	15	(52)
loss before taxes on income	(1,275)	(3,797)	(6,928)	(6,453)	(3,480)
Income taxes	28	60	113	187	179
Loss from continued operations	(1,303)	(3,857)	(7,041)	(6,640)	(3,659)
Loss from discontinued operations	--	--	--	--	(290)
Net loss	(1,303)	(3,857)	$(7,041)	$(6,640)	$(3,949)
Basic and diluted net loss per share from continuing operations	$(0.05)	$(0.17)	$(0.30)	$(0.34)	$(0.21)
Basic and diluted net loss per share from discontinued operations	$(0.00	$(0.00)	$(0.00)	$(0.00)	$(0.02)
Basic and diluted net loss per share	$(0.05)	$(0.17)	$(0.30)	$(0.34)	$(0.23
Number of shares used to compute basic and diluted loss per share	28,494	23,196	23,185	19,333	16,939
_________________
•
Total research and development costs are offset in part by capitalization of certain computer software development costs. See Note 2i and Note 5 to our consolidated financial statements included elsewhere in this annual report and the discussion under Item 5A-Operating Results-Critical Accounting Policies.

(*)	Adjusted retroactively to correct immaterial misstatement related to unpaid tax and social benefits. See Note 12 to our consolidated financial statements included elsewhere in this annual report.

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

We incurred an operating loss in the fiscal year ended December 31, 2009 and in the five preceding years. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses which, as of December 31, 2009, were approximately $100.5 million.

We may need to raise additional capital in the future, which may not be available to us.

We had cash and cash equivalents of approximately $1.4 million as of December 31, 2009 and approximately $1.6 million as of March 31, 2010 and current maturities of long term loans of $1.3M. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2011, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all.

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

We depend on strategic relationships and our revenues may be reduced if such relationships are not successful or terminated.

Our products and services are sold through both direct and indirect channels, including distributors, value-added resellers, or VAR, and original equipment manufacturers, or OEM, partners. Specifically, we rely on strategic relationships with OEM partners and resellers to sell our products and services and these relationships may account for a larger portion of our revenues in the future. Typically, these parties are not obligated to sell any of our products. Any failure of these relationships to market our products effectively or generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could harm our operations and profitability.

Severe global economic conditions may materially adversely affect our business.

Our business and financial condition are substantially affected by global economic conditions. Starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. Although the global economy showed signs of recovery by the end of 2009, should the economic slowdown resume, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition.

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our credit facilities.

Our loan agreement with Plenus, as amended, or the Plenus loan, as well as the terms of our outstanding convertible promissory notes, as amended, contain a number of restrictive covenants that limit our operating flexibility. These covenants include, among other things, limitations on liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on acquisitions, dispositions of assets, changes in the general nature of our business and distribution of dividends. Such obligations may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

Our operating results fluctuate significantly and are affected by seasonally.

Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future.  Our future operating results will depend on many factors, including, but not limited to, the following:

•	the size and timing of significant orders and their fulfillment;

•	demand for our products;

•	seasonal trends and general domestic and international economic and political conditions, among others;

•	changes in our pricing policies or those of our competitors;

•	the number, timing and significance of product enhancements;

•	new product announcements by us and our competitors;

•	our ability to successfully market newly acquired products and technologies;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	product life cycles;

•	software bugs and other product quality problems;

•	personnel changes;

•	changes in our strategy;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	the inherent uncertainty in marketing new products or technologies.

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be affected by these or other factors.

Revenues are also difficult to forecast because our sales cycle, from initial evaluation to purchase, is lengthy and varies substantially from customer to customer.  In light of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy and period-to-period comparisons of our operating results may not necessarily be meaningful.

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

Our operating results reflect seasonal trends and we expect to continue to be affected by such trends in the future, primarily in the third quarter ending September 30, when we expect to continue to experience relatively lower sales mainly as a result of reduced sales activity during the summer months. Due to the foregoing factors, in some future quarter our operating results may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

Declines in our share price or operating performance could result in a future impairment of our goodwill or long-lived assets.

In accordance with applicable accounting principles and relevant guidance published from time to time, we assess potential impairments to goodwill annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. We also assess potential impairments to our long-lived assets, including property and equipment and capitalized software, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. In the current capital market downturn, our share price, and consequently our market capitalization, have declined and may decline further in the future. If the value of our market capitalization falls below the value of our shareholders' equity, or actual results of operation materially differ from our expectations, it might require us to recognize an impairment loss of goodwill or long lived assets. Consequently, our future results could be adversely affected by changes in events and circumstances that would result in the event of such impairments.

We are subject to risks associated with international operations.

We are based in Israel and generate a large portion of our sales outside the United States.  Our sales outside of the United States accounted for 37.9%, 38.2% and 38.4% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

•	the impact of the recessionary environments in multiple foreign markets;

•	longer receivables collection periods and greater difficulty in accounts receivable collection;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	potential tax consequences; and

•	political and economic instability.

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

Approximately 10.0%, 11.4% and 12.4% of our total revenues in the years ended December 31, 2009, 2008 and 2007, respectively, were derived from annual maintenance fees made by customers who use our legacy software products.  In 2009, 2008 and 2007, these revenues on a consolidated basis totaled $0.9 million, $1.3 million and $1.5 million, respectively. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a reduction in our maintenance revenues and adversely affect our operating results.

We must develop new products as well as enhancements and new features to existing products to remain competitive and our future growth will depend upon market acceptance of our products.

We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements.  The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services.  Any future success and our future growth will depend upon our ability to address the increasingly sophisticated needs of our customers by, among others:

•	supporting existing and emerging hardware, software, databases and networking platforms;

•	developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements; and

•	gaining and consecutively increasing market acceptance of our products.

       We are currently developing new products as well as enhancements and new features to our existing products. We may not be able to successfully complete the development and market introduction of new products or product enhancements or new features.  If we fail to develop and deploy new products and product enhancements or features on a timely basis or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. For example, in December 2005, we launched Attunity InFocus, and, to date, following investments in developing and marketing of this product, we have not been successful in generating strong demand for this product and, as a result, we are no longer selling this product.  We now focus our efforts on the sale and marketing of our other products, including the new Attunity Data Replication, our Operational Data Replication (ODR) solution, and believe that successful positioning of our products is a critical factor in our ability to achieve growth.

If our products are unable to interoperate with hardware and software technologies developed and maintained by third parties that are not within our control, our ability to develop and sell our products to our customers could be adversely affected, which would result in harm to our business and operating results.

Our products are designed to interoperate with and provide access to a wide range of third-party developed and maintained hardware and software technologies, which are used by our customers. The future design and development plans of the third parties that maintain these technologies are not within our control and may not be in line with our future product development plans. We may also rely on such third parties, particularly certain third-party developers of database and application software products, to provide us with access to these technologies so that we can properly test and develop our products to interoperate with the third-party technologies. These third parties may in the future refuse or otherwise be unable to provide us with the necessary access to their technologies. In addition, these third parties may decide to design or develop their technologies in a manner that would not be interoperable with our own. If any of the situations described above were to occur, we would not be able to continue to market our products as interoperable with such third-party hardware and software, which could adversely affect our ability to successfully sell our products to our customers.

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

Our business and operating results may be adversely affected by competition, including as a result of consolidation of our competitors.

The markets for our software products are fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration and event capture market in particular. A recent example of this trend is Oracle's acquisition of Golden Gate Software (July 2009). Consolidation and mergers in our market may result in stronger competition by larger companies that threaten our market positioning.

Our existing and potential competitors, such as IBM, Informatica Corporation,  iWay software and  Oracle (following the acquisition of Golden Gate)  who compete with our connectivity and change data capture, or CDC, product offerings, may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Although our internal control over financial reporting was considered effective as of December 31, 2009, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

The SEC has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•
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

          The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written statement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in its market value.

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

    Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance and cash position, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel; and

•	future sales of our ordinary shares.

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

Our loan agreement with Plenus requires us to prepay the full outstanding loan amount (currently, $1.8 million) in the event we undergo a change of control, including equity financings in which we raise $15 million or more. In addition, if, during the period between March 19, 2009 and March 18, 2014, we enter into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then, without derogating from the obligation to repay the outstanding loan, we will be required to pay an additional amount to Plenus equal to, in general, the higher of (1) 15% of the outstanding loan amount, and (2) 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction. Alternatively, if our consolidated revenues for 2012 are equal to, or exceed, $18 million, Plenus will be entitled, in lieu of the payment upon a Fundamental Transaction described above, to receive an amount equal to the higher of (1) 15% of such revenues and (2) $1.5 million. As a result, an acquisition of our company that triggers the said payments will be more costly to a potential acquirer and these provisions, taken as a whole, may have the effect of making an acquisition of our company more difficult. These provisions could also cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Our directors and executive officers own a substantial percentage of our ordinary shares.

        As of March 15, 2010, our directors and executive officers beneficially own approximately 28.6% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares on exercise or conversion of outstanding warrants and convertible notes and/or substantial future sales of our ordinary shares may depress our share price.

As of March 15, 2010, we had approximately 31.6 million ordinary shares issued and outstanding and approximately 13.7 million of additional ordinary shares which are issuable upon exercise of outstanding employee options, warrants and rights to subscribe for shares and the conversion of convertible notes. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issuable upon the exercise or conversion of outstanding warrants, rights to subscribe for shares, convertible notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, we cannot foresee the impact of any potential sales on the market price of these additional ordinary shares, but it is possible that the market price of our ordinary shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.  Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

We do not intend to pay cash dividends.

Our policy is to retain earnings for use in our business.  We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future.

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

Some of our employees in Israel are obligated to perform military reserve duty annually. They may also be further subject to being called to active duty at any time under emergency circumstances.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers, key employees or a significant number of other employees due to military service, and any disruption in our operations would harm our business.  The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

Our financial results may be adversely affected by currency fluctuations and inflation.

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations.  We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the NIS, the British Pound Sterling and the Hong-Kong Dollar. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected.  Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.

Our operations could also be adversely affected if we are unable to guard against currency fluctuations in the future.  We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

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

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. Since December 31, 2006, we have no further obligation to pay royalties to the Chief Scientist in respect of sales of our products. However, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel, regardless of whether the royalties were fully paid. In addition, any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, serves as a director of our company or as our chief executive officer, is generally required to notify the same to the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

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

We have been advised by our legal counsel in Israel that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See Item 10B. “Additional Information — Memorandum and Articles of Association — Provisions Restricting Change in Control of Our Company.”

Free trade agreements between Israel and the United States and the European Union may be terminated or changed.

Israel has the benefit of a free trade agreement with the United States which, generally, permits tariff-free access into the United States for products produced by us in Israel.  In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products.  There can be no assurance that these agreements will not be terminated, changed, amended or otherwise declared non-applicable to all or some of our Israeli operations, and accordingly, materially harm our businesses.

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

We are a leading provider of real-time data integration and event capture software, helping organizations optimize the availability, performance, use and lifetime of their information assets.

 We began operations in 1989 and when we went public in December 1992, our principal products were the APT product family of software productivity tools, comprised of the APTuser - a production report generator and APTools - a comprehensive software development system.  In 1993, we acquired Meyad Computers Company (1991) Ltd. (now known as Attunity Software Services (1991) Ltd.) which owned Mancal 2000 - a financial and logistic application software package. In 1994, we acquired Cortex Inc., which owned CorVision - an application generator for enterprise applications. In 1996, we released Attunity Connect® - a universal data and application access product. In 2004, we released Attunity Federate- a virtual data federation, which is also commonly referred to as Enterprise Information Integration (EII), and Attunity Stream- a change-data-capture technology for streaming and capturing just the changes from one data source to another. In 2005, we released Attunity InFocus – a software platform for workplace - focused composite applications which, as of 2009, we no longer offer. In 2009, we released Attunity Operational Data Replication or ODR– a product that allows the transfer and synchronization of data between heterogeneous databases.

Recent Business Developments

In March 2009, we amended the loan agreement with Plenus, such that, among other things, our repayment of the $2 million loan amount, or the Plenus loan, commenced in February 2010 rather than in March 2009.

In May 2009, we completed a rights offering to our shareholders with total gross proceeds of approximately $600,000 (excluding offering expenses and the conversion of approximately $400,000 of a short-term convertible loan).

In March 2010, we entered into an extension agreement with the Investor’s Group, whereby the maturity date of our convertible notes will be extended from November 4, 2010, such that the aggregate principal amount will become due and payable in six equal installments of $333,333, on each of the following dates: (1) November 4, 2010; (2) February 4, 2011; (3) May 4, 2011; (4) August 4, 2011; (5) November 4, 2011; and (6) February 4, 2012.

For additional details about the Plenus loan, the rights offering, the extension agreement and other principal financing activities, see Item 5B "Liquidity and Capital Resources - Principal Financing Activities."

Principal Capital Expenditure and Divestitures

During 2009, our capital expenditures totaled approximately $19,000 (compared to $38,000 during 2008 and $112,000 during 2007), most of which was used for purchase and license of computers and software.  Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress.

  B.          Business Overview

Overview

We have been delivering software solutions to organizations around the world for nearly twenty years and we are now a leading provider of software for real-time data integration and event capture, helping organizations optimize the availability, performance, use and lifetime of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for applications and projects such as data warehousing, business intelligence, application synchronization, legacy migration and event processing.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable them to be accessible for real-time and event-driven applications. Our software includes products for real-time data and application integration, changing data and business event capture.

Our software offering currently consists of the following product lines:

•
Attunity Connect® - Attunity Connect is a suite of pre-built software adapters that provide access, connect-ability and integration to various data sources or applications, including those on mainframes, enterprises, legacy and proprietary sources, as well as Windows and Unix. It is designed to provide seamless access to any data or application, irrespective of the underlying applications that need access.

•
Attunity Federate™ - Attunity Federate provides Enterprise Information Integration (EII) across heterogeneous data sources. Using Attunity Federate, companies can create single views of business information (e.g., Single Customer View), making it easier for business users to access information that exists across multiple data silos without the need for any complex programming.

•
Attunity Stream™ - Attunity Stream is a Change Data Capture, or CDC, technology that captures the changes made to transactional systems and transfers them to another destination database. Given the exponential growth rates of transactional data year-on-year, and the increasing demands for businesses to work with ever more timely information, streaming changed-data to applications and messaging systems has become a critical component of the modern ‘real-time enterprise’.

•
Attunity Data Replication – Attunity data replication software, including the Attunity CDC Suite for SSIS and Attunity StreamFlow, enables the transfer and synchronization of data between heterogeneous databases, making information available where and when it is needed to support common needs, including business intelligence and system upgrades and migrations.

•
Legacy Products - Our key legacy products currently include CorVision (an application generator tool for enterprise applications that runs on Digital VAX computers under the Open VMS operating system and allows developers to use either terminals or a Client/Server Windows application connected to VAX computers) and APTuser (a production report generator able to access data residing in different databases and file managers).

We have successfully deployed our software solutions at over a thousand organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry. We provide our software directly and indirectly through a number of strategic and OEM agreements with global-class partners, such as Microsoft, Oracle, IBM, GE Healthcare and other software vendors. For example, in December 2007, we entered into an OEM agreement with Microsoft, whereby we agreed to provide our Attunity Connect adapters in Microsoft’s SQL Server 2008 for nearly $3 million. As contemplated by the OEM agreement, in October 2008, we launched with Microsoft, as part of Microsoft’s SQL Server 2008, high speed bulk connectors to allow Microsoft Windows applications to access Oracle and Teradata data sources.

We serve our customers via offices in North America, Europe, the Middle East and Asia Pacific and through a network of local partners.

In December 2005, we launched Attunity InFocus, and, following investments in developing and marketing of this product, we have not been successful in generating strong demand for this product and, as a result, we ceased selling this product in 2009.

The Market Opportunity and Our Solutions

We believe that the world of IT data infrastructure is undergoing a significant change, one that enables information assets to be accessible according to service-based standards and that provides active, real-time detection of critical events occurring within it. Consequently, our main focus and strategy is to establish Attunity as a leading provider of real-time data integration, replication and event capture software, which are all enabling technologies. In 2009, we expanded our product offering to target the data replication market, an important segment of the data integration market that enables the real-time availability and consistency of data across heterogeneous databases. Specifically, we focus on what we call Operational Data Replication, or ODR, software solutions, which are designed to make information available to support operational business intelligence.

We believe that our suite of software solutions and services responds to the market need we identified by providing the following key benefits:

•	our solutions allow organizations to access, detect, notify and act upon changing data and critical business events in real-time, and realize the full benefits of being a ‘real-time enterprise’;

•
our solutions simplify the growing complex maze of different database systems, platforms, versions and hardware, reducing the costs of interconnectivity and opening up the opportunity for new more valuable cross-system applications; and

•
our solutions enable real-time availability of data required to support business intelligence and operations, a requirement that is now a common enabler for improved efficiencies and competitive advantage.

Our Strategy

The key elements of our strategy to achieve this objective include:

•
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

•
Expand Our Selling Capabilities. We market and sell our products in the U.S, the U.K, Europe, Latin America, the Middle East and the Asia-Pacific regions through direct sales, OEM, reseller and distributor channels. We intend to expand our sales channels, with an increasing emphasis on OEMs and other indirect channels.

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that are implementing Data Center integration and Business Intelligence, or BI, software. We believe, however, that our software is increasingly well positioned to meet the needs of enterprises and software vendors focusing on real-time data integration, replication, and event capture, such as those involved in the event-processing and event-driven architecture markets. We intend to capitalize upon this opportunity by marketing our software and services to companies with real-time information and event-driven initiatives.

•
Increased Penetration of Our Existing Customer Base. Over the years we have licensed our software to over 1,000 customers worldwide. This large customer base affords us an opportunity for additional sales of current and future software. Since many of our customers have purchased only one or a few of our software products or use our software in specific business units or locations, we intend to sell more deeply into our installed customer base.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software with the complementary products and services provided by other organizations. We plan to extend our existing strategic relationships and develop new alliances with leading global software providers, equipment manufacturers, application service providers, systems integrators and value-added resellers, in order to extend the functionality of our software and increase sales. We currently have strategic relationships with Microsoft, Oracle, SAP (through its acquisition of Business Objects in January 2008), IBM, GE Healthcare and other software vendors, where our software is sold as an add-on product to their product line, or embedded within their own products. We intend to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

•
Pursue Strategic Acquisitions. In order to achieve our business objectives, we may pursue the acquisition of complementary technologies, products and/or businesses that enable us to enhance and expand our existing software products and our projected service offerings.

Products

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

Attunity Data Replication

Attunity Data Replication, including the Attunity CDC Suite for SSIS and Attunity StreamFlow, enables the transfer and synchronization of data between heterogeneous databases, making information available where and when it is needed to support common needs, including business intelligence and system upgrades and migrations. The key features of Attunity Data Replication are:

▪	Low impact, near real-time capture and movement of changes from many data, relational and non-relational

▪	Heterogeneous replication, applying data changes to many target databases

▪	Full replication solution including initial data load followed by continuous incremental updates

▪	Simple installation and fast configuration using wizard-based GUI

▪	Management console for monitoring and control

Legacy Products

Our legacy products include the following:

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

We also maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel.  We distribute our products in Japan, South Korea, Taiwan, Singapore, Germany, Spain and South and Central America through independent distributors. Our field force is comprised of 12 persons in North America, 28 persons in Europe, the Middle East and Africa, and 12 persons in the Asia Pacific region.

Over the course of the past several years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors and system integrators and have entered into a number of partnerships, such as:

OEM & Value Added Reseller Partners: Oracle, Hewlett Packard, IBM, GE Healthcare (formerly IDX), and Microsoft.

Consulting & Integrator Partners: HP Services.

Complementary Technology Partners: Microsoft, SAP (through its acquisition of Business Objects in January 2008) and IBM (through its acquisition of Princeton Softec Inc. in September 2007).

Seasonality of our Business

Our business is subject to seasonal trends, primarily in the third quarter ending September 30, when we have experienced relatively lower sales mainly as a result of reduced sales activity during the summer months.

Customers

Our products are sold to large corporations as well as governmental and public institutions.

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues) and relative percentages during the last three fiscal years (dollars in thousands):

	2009		2008		2007
Israel	$637	6.7%	$1,081	9.4%	$1,071	8.8%
United States	5,872	62.1%	7,019	61.2%	7,477	61.6%
Europe	1,319	14.0%	1,717	15.0%	1,988	16.4%
Asia	963	10.2%	1,063	9.3%	1,082	8.9%
South America	389	4.1%	250	2.2%	250	2.1%
Other	273	2.9%	342	3.0%	278	2.3%
Total	$9,453	100%	$11,472	100%	$12,146	100%

The following table provides a breakdown of our revenues by type of revenues and relative percentages during the last three fiscal years (dollars in thousands):

	2009		2008		2007
Software licenses	4,126	43.6%	5,373	46.8%	5,537	45.5%
Maintenance and services	5,327	56.4%	6,099	53.2%	6,609	54.5%
Total	$9,453	100%	$11,472	100%	$12,146	100%

In 2008 and 2007 most of our license revenues were derived from the connectivity and CDC product lines, whereas, in 2009 all license revenues derived from such products.

Our maintenance and support revenues are derived from maintenance and support services we provide to customers who use the Attunity Connect product or the Corvision, Mancal 2000 (until September 2008) and APTuser products, which are legacy products.  In 2009, 2008 and 2007 maintenance and support revenues derived from the legacy products represented approximately 19%, 23% and 24%, respectively, out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2009, 2008 and 2007 related to the Attunity Connect product represented approximately 78%, 72% and 72%, respectively, out of the total consolidated maintenance and support revenues.

In 2009, 2008 and 2007, one of our OEM partners accounted for approximately 9.3%, 5.5% and 16.9% of our revenues, respectively. In 2009 and 2008, another OEM partner accounted for approximately 4.0% and 12.0% of our revenues, respectively.

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

We anticipate continued growth and competition in the data integration and replication software products and, consequently, the entrance of new competitors into the market or intensified competition, including by way of consolidation. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration and event capture market in particular. A recent example of this trend is Oracle's acquisition of Golden Gate Software (July 2009). Consolidation and mergers in our market may result in stronger competition by larger companies that threatens our market positioning. New entrants may also include the IT departments of current and potential customers of ours that develop solutions that compete with our products.

The competitors with our connectivity and CDC offering include IBM, Informatica Corporation, iWay Software, Golden Gate (recently acquired by Oracle) and Neon Systems.  In light of current global economic conditions, we anticipate continued consolidation and increased competition in the market.  Moreover, our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use, than those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources.

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

Government Regulations

General

Israel has the benefit of a free trade agreement with the United States which, generally, permits tariff-free access into the United States for products produced by us in Israel.  In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products

Approved Enterprise

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

We have not received grants since June 2000. Through June 30, 2000, we received grants from the Chief Scientist aggregating $2.4 million for certain of our research and development projects. As of December 31, 2009, royalties paid to the Chief Scientist totaled $2.2 million. The difference of $0.2 million is related to grants received in connection with a product that is no longer being sold. As of December 31, 2009, we do not have any contingent liability to the Chief Scientist.

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

During 2009, we dissolved Attunity (Singapore) PTE Ltd., our Singapore subsidiary.

  D.          Property, Plants and Equipment

Israel. Our executive, marketing and sales offices as well as research and development facilities are located in Kfar Netter Industrial Park, Kfar Netter, Israel, where we lease approximately 14,500 square feet, of which we sublease approximately 6,000 square feet to third parties. The premises are occupied under a lease which expires on December 31, 2010. The annual rent for the premises we occupy was approximately $240,000 in 2009.

North America. In the United States, we lease approximately 10,400 square feet of office space in Burlington, MA, of which we sublease to a third party. The aggregate annual rent for the premises we occupy was approximately $155,000 in 2009.  Since this lease is scheduled to expire in June 2010, we have entered into a new 4-year lease agreement, effective July 1, 2010, for the lease of approximately 3,300 square feet of office space also in Burlington, MA, for an annual rent of approximately $67,000.

Other Locations. Outside Israel and the United States, we lease additional office space in Hong Kong and in Shanghai, the People’s Republic of China. The aggregate annual rent for these leased offices was approximately $122,000 in 2009.

Outlook. We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

Not applicable.

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

  A.          Operating Results

Overview

We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of software for real-time data integration and event capture, helping organizations optimize the availability, performance, use and lifetime of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for applications and projects such as data warehousing, business intelligence, application synchronization, legacy migration and event processing.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable them to be accessible for real-time and event-driven applications. Our software includes products for real-time data and application integration, changing data and business event capture.

        We were founded in 1988 and became a public company in 1992. Through distribution, OEM agreements and strategic relationships with global-class partners such as Microsoft, Oracle, SAP and HP, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, Israel and Hong Kong, as well as through distributors in Japan, South East Asia, Europe and Latin America.

Executive Summary

General

In 2009, total revenues were approximately $9.5 million, compared to $11.5 million in 2008. This decrease is primarily attributable to (1) a 23% decrease in license revenues, primarily due to a decrease in revenues from our OEM partners, (2) a 13% decrease in maintenance and services revenues, primarily due to the sale of Attunity Software Services (1991) assets and liabilities in December 2008, and (3) termination or non-renewal of maintenance contracts of our Legacy products.

Our operating loss decreased to $0.6 million in 2009 from $2.5 million in 2008 and we incurred a net loss of $1.3 million, compared to a net loss of $3.9 million in 2008. This decrease in our operating loss and net loss is related to our ability to reduce our operating costs. During 2009, we were able to decrease our operating expenses by approximately 28% from approximately $14.0 million in 2008 to $10.0 million in 2009.

In the past three years, we have incurred accumulated losses of approximately $12.2 million and accumulated negative cash flows from operating activities from continuing operations of approximately $1.9 million.

We had cash and cash equivalents of approximately $1.4 million as of December 31, 2009 compared to $0.5 million as of December 31, 2008. This improvement in our cash position relates to, among other things, several financing activities we have conducted during 2009, including a rights offering to our shareholders in May 2009 that resulted in total gross proceeds of approximately $0.6 million (excluding offering expenses and the conversion of approximately $0.4 million of a short-term convertible loan). For additional details about the rights offering and other principal financing activities, see Item 5B "Liquidity and Capital Resources - Principal Financing Activities."

       On December 31, 2009, our shareholder approved the key terms of an extension agreement with the holders of our convertible notes, such that, among other things, the maturity date of the notes was extended from November 4, 2010 and the aggregate outstanding principal amount of $2 million will become due and payable in six equal installments of $333,333 on each of the following dates: (i) November 4, 2010; (ii) February 4, 2011; (iii) May 4, 2011; (iv) August 4, 2011; (v) November 4, 2011; and (vi) February 4, 2012. We entered into the extension agreement in March 2010.

2010 Outlook

During the global economic slowdown of late 2008 and most of 2009, many companies, including our customers, have reduced or postponed their technology spending significantly. We do not believe we were materially affected by such slowdown in 2009. However, and although the global economy showed signs of recovery by the end of 2009, should the economic slowdown resumes, it may cause our customers to further reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

We identified the following trends that may influence our market and the demand for our software solutions:

●	Continued growth of the already large open systems database (DBMS) market, which is now a target market for Attunity with our CDC and data replication software.

●	Continued and accelerated growth of the amounts of data stored and managed by organizations; and

●	Information immediacy, or the growing need and expectation by business users to have fresh and up-to-date information.

Regardless of the macro perspective, we expect that our results will continue to be impacted by the continued decline in revenues from our legacy products on the one hand, and by stability in our operating expenses in 2010. As a result of an unpredictable business environment and long sales cycles, we find it difficult to provide a reasonable estimate as to sales and profitability trends in 2010.

For additional details regarding our capital resources and contractual obligations, see Item 5B "Liquidity and Capital Resources - Principal Financing Activities" and Item 5F "Tabular Disclosure of Contractual Obligations."

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, we evaluate our estimates and judgments, including, but not limited to those related to revenue recognition, bad debts, goodwill, research and development and stock-based compensation.  We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Under different assumptions or conditions, actual results may differ from these estimates.

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

Our determination of fair value of each element in multiple-element arrangements is based on VSOE.  We align our assessment of VSOE for each undelivered element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to the maintenance and support, consulting and training (“professional”) services components of our license arrangements. We sell our professional services separately, and accordingly we have established VSOE for professional services based on our hourly or daily rates.  VSOE for maintenance and support is determined based upon the price charged when the same element is sold separately.  Accordingly, assuming all other revenue recognition criteria are met, we recognize revenue from licenses upon delivery using the residual method.

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

Revenues from royalties are recognized according to quarterly royalties reports, as such reports are received from customers.  Royalties are received from partners who embedded our products in their own products and we are entitled to a percentage of the customer revenue from the combined product.

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

Bad Debt Allowance.  We perform ongoing credit evaluations of our customers.  An allowance for a doubtful account is determined with respect to those amounts that we have determined to be doubtful of collection. Any changes in our assumptions relating to the collectability of our accounts receivable, may affect our financial position and results of operations.

Goodwill.  Goodwill represents the excess of the costs over the net assets of businesses acquired. Under existing accounting standards, we test goodwill for impairment at least annually or between annual tests in certain circumstances, and write down our goodwill when impaired, rather than amortizing goodwill as previous accounting standards required.  We operate in one operating segment, and this segment comprises our only reporting unit. Goodwill is tested for impairment by comparing the fair value of our company’s reporting unit with its carrying value. Fair value was determined using market capitalization.

Our most recent annual impairment test, performed on December 31, 2009, did not result in any impairment charges.  We will continue to monitor our market capitalization and expectations of future cash flows and will perform impairment testing if and when deemed necessary. The change in the carrying amount of goodwill for the year ended December 31, 2009 is due to foreign currency translation adjustments.

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

Capitalized software costs are amortized by the greater of the amount computed using (1) the ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or (2) the straight-line method over the estimated useful life of the product (three years), commencing with general product release and included in cost of revenues. In the years 2009, 2008 and 2007, capitalized software costs were amortized using the straight-line method. In 2008, we decided to shorten the estimated useful life of the product from five to three years and, consequently, we recorded an additional expense of $207,000.

At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis.  Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2009, 2008 and 2007 we recorded no impairment loss.

Under different assumptions with respect to the recoverability of our intangible assets, our determination may be different, which may negatively affect our financial position and results of operations.

Stock-based Compensation.  We account for stock-based compensation in accordance with ASC 718 "Compensation- Stock compensation" (formerly known as Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment"). ASC 718 is applicable for stock-based awards exchanged for employee services and in certain circumstances for non-employee directors. Pursuant to ASC 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.

We estimated the value of equity employee stock options using a Black-Scholes option-pricing valuation model. The fair value of stock options awards, as determined on the date of grant, is affected by several factors including our stock price, our stock price volatility, and the expected term of the options. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from what we have recorded in the current period. The assumptions used in the option- pricing model were determined as follows:

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

•	Risk-free interest rate - was based on the yield of U.S. treasury bonds with an equivalent term to the expected term of the options.

•	Dividends - We have historically not paid dividends and do not intend to do so in the foreseeable future. Therefore we use an expected dividend yield of zero in the option pricing model.

We recognize compensation expenses based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

Recent Accounting Pronouncements

        Effective January 2009, we adopted the amendment to ASC 815-40, "Contracts in Entity's Own Equity". The objective of ASC 815-40 is to provide guidance for determining whether an equity-linked financial instrument is indexed to an entity’s own stock. The adoption of ASC 815-40 affected our accounting for certain previously issued warrants and the conversion feature of our convertible notes, both of which contain antidilution adjustment provisions. As a result of ASC 815-40, effective January 1, 2009, the above mentioned warrants were reclassified from shareholders' equity to liability and subsequently marked to market at each reporting date. In addition, the conversion feature, embedded in the convertible notes was bifurcated and accounted as a derivative under ASC 815, meaning, marked to market at each reporting date.

        The cumulative effect of the amendment to ASC 815-40 resulted in a decrease of our accumulated deficit opening balance in 2009 of $2,795,000 consisting of $1,284,000 due to previously granted warrants, $636,000 due to bifurcation of conversion embedded feature of the convertible notes, and $875,000 as a result of cancellation of previously recognized beneficial conversion feature related to the convertible notes.

The amendment also resulted in a decrease of our additional paid-in capital opening balance in 2009 of $ 3,117,000 consisting of $1,304,000 due to previously granted warrants, $730,000 due to bifurcation of a conversion embedded feature of the convertible notes, and $1,083,000 as a result of cancellation of a previously recognized beneficial conversion feature related to the convertible notes.

Any future change in our share price will lead to recognition of financial income or expense which could materially affect our financial position and result of operation.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2009, 2008 and 2007, including the following table, which presents selected financial information as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31,
	2009	2008 *)	2007 *)
Revenues:	100%	100%	100%
Software licenses	43	47	46
Maintenance and services	57	53	54

Cost of software licenses	25	13	10
Cost of maintenance and services	7	10	12
Research and development, net	20	25	29
Selling and marketing	37	55	66
General and administrative	17	19	22

Employment termination and offices shut-down costs	-	-	9
Total operating expenses	106	122	148
Operating loss	(6)	(22)	(48)
Financial and other expenses, net	(7)	(11)	(9)
Other income	*	*	*
Income taxes	0	1	1

Net Loss	(14)%	(34)%	(58)%

    * Less than 1%

*)Adjusted retroactively to correct immaterial misstatement related to unpaid tax and social benefits. See Note 12 to our consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

 Revenues. Our revenues are derived primarily from software licenses, maintenance and services. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - - Revenue Recognition” above.

  Total revenues decreased by approximately 17% to $9.5 million in 2009 from $11.5 million in 2008. This decrease is primarily attributable to (1) a 23% decrease in license revenues, which decreased to $4.1 million in 2009 from $5.3 million in 2008, primarily due to a decrease in revenues from our OEM partners and (2) a 13% decrease in maintenance and services revenues, which decreased to $5.3 million in 2009 from $6.1 million in 2008, primarily due to the sale of Attunity Software Services (1991) assets and liabilities in December 2008.

Cost of Revenues.  Cost of license revenues consists primarily of amortization of capitalized software development costs. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead.

Our cost of revenues increased to $3 million in 2009 from $2.6 million in 2008. This increase is mainly due to a change in the estimated life of capitalized software from 5 to 3 years that resulted in an additional cost of $843,000 (see Note 2(i) to our consolidated financial statements included elsewhere in this annual report), which was partially offset by approximately $240,000 of decrease of maintenance and support costs, and by approximately  $150,000 related to the sale of the assets and liabilities of Attunity Software Services (1991) Ltd in December 2008.

Research and Development, Net of capitalized expenses.  Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. For additional details regarding the manner in which we recognize research and development expenses, see the discussion under the caption “Critical Accounting Policies - Research and Development Expenses, Net” above.

Total research and development costs, before capitalized software costs, decreased by 39% from $3.7 million in 2008 to $2.3 million in 2009.The decrease is attributed mainly to the cost reduction activities we implemented in the fourth quarter of 2008 and in the first quarter of 2009, which included termination of employees and a company-wide salary reduction. The capitalization of software developments costs decreased by 55%, from $0.8 million in 2008 to $0.4 million in 2009 due to the said cost reduction activities.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs.

Selling and marketing expenses decreased by 45% to $3.5 million in 2009 from $6.3 million in 2008. This decrease is primarily due to the cost reduction activities we implemented, as described above.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, and other administrative costs. General and administrative expenses decreased by 24% to $1.6 million in 2009 from $2.1 million in 2008.  The decrease is primarily attributable to termination of employment and reduction of salary and benefits of nearly $250,000 and a decrease in legal and accounting costs of nearly $200,000.

Operating Loss.  Based on the foregoing, our operating loss decreased by 77% to $0.6 million in 2009 from $2.5 million in 2008.

Financial Expenses, Net.  In 2009, we had net financial expenses of $0.7 million compared to net financial expenses of $1.2 million in 2008. This decrease is attributed mainly to the decrease in the amortization of debt discount of $682,000, that was partially offset by revaluation of liabilities presented at fair value in the amount of $255,000, both due to a change in the accounting treatment (see Note 2s to our consolidated financial statements included elsewhere in this annual report) and by a decrease in the amortization of deferred expenses of $74,000.

Taxes on Income.  Income taxes for 2009 were $28,000 compared with $60,000 in 2008, mainly derived from taxes withheld on export sales and business tax in a foreign location.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues.   Total revenues decreased by approximately 6% to $11.5 million in 2008 from $12.1 million in 2007. This decrease is primarily attributable to an 8% decrease in maintenance and services revenues, which decreased to $6.1 million in 2008 from $6.6 million in 2007. This decrease in maintenance and services revenues is mainly due to reduction of maintenance revenues in Europe. License revenues decreased by 3%, from $5.5 million in 2007 to $5.4 million in 2008.

Cost of Revenues.  Our cost of revenues of $2.6 million remained at the same level in both 2008 and 2007. Amortization of capitalized software increased by $0.3 million, which increase was offset by a decrease in cost of maintenance and services which is attributed mainly to implementing of a cost reduction plan in the fourth quarter of 2007 that included reduction of our workforce.

Research and Development, Net.  Total research and development costs, before capitalized software costs, decreased by 22% from $4.8 million in 2007 to $3.7 million in 2008. The decrease is attributed mainly to the cost reduction plan implemented in the fourth quarter of 2007. The capitalization of software developments costs decreased by 34%, from $1.2 million in 2007 to $0.8 million in 2008.

Selling and Marketing.  Selling and marketing expenses decreased by 18% to $6.3 million in 2008 from $8.0 million in 2007. This decrease is due to our cost reduction plan implemented in the fourth quarter of 2007 and due to lower sales commissions paid by us on license revenues.

General and Administrative.  General and administrative expenses decreased by 21% to $2.1 million in 2008 from $2.7 million in 2007.  The decrease is primarily attributable to implementation of a cost reduction plan in the fourth quarter of 2007.

Operating Loss.  Based on the foregoing, the operating loss decreased by 56% to $2.5 million in 2008 from $5.8 million in 2007.

Financial Expenses, Net.  In 2008, we had net financial expenses of $1.2 million compared to net financial expenses of $1.1 million in 2007. This increase is attributed mainly to a decrease in interest income earned in 2008 following the reduction of our cash balances, and costs related to fluctuations in foreign currency exchange rates.

Taxes on Income.  Income taxes for 2008 were $60,000 compared with $113,000 in 2007, mainly derived from reduction in taxes withheld on export sales and tax advances to authorities.

Impact of Currency Fluctuations and of Inflation

Our financial results may be negatively impacted by foreign currency fluctuations.  Our non-U.S. operations are generally transacted through our international sales subsidiaries in Europe, Israel and Asia Pacific. As a result, these sales and related expenses are denominated in currencies other than the dollar.  Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and other currencies.

The following table sets forth, for the periods indicated, (i) devaluation or appreciation of the U.S. dollar against the most important currencies for our business, the NIS, the British Pound ,the Euro; and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2005	2006	2007	2008	2009
New Israeli Shekel (NIS)	6.8%	2.0%	9.9%	1.2%	0.7%
Euro	(1.0)%	4.2%	11.7%	(5.3)%	3.5%
British Pound	2.1%	6.4%	2.2%	(27.2)%	10.9%
Israeli Consumer Price Index	2.4%	(0.1)%	3.4%	3.8%	4.0%

A revaluation of the NIS in relation to the dollar, as was the case in 2006 through 2009, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. In the past few years, the rate of inflation in Israel did not have a material impact on our financial results.

  B.          Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated by operations and funds generated by our public offering in 1992 as well as research and development and marketing grants, primarily from the Government of Israel. In the past few years, we have also financed our operations through private equity investments, short-term loans and borrowings under the Plenus loans and the convertible notes.

Principal Financing Activities

In the past two years, we have engaged in several financing activities designed to improve our cash position, including restructuring of our borrowings, as follows:

In November 2008, we entered into a loan agreement, or the Bridge Loan, with Shimon Alon, our Chairman and CEO, Itzhak (Aki) Ratner, a director and also our former CEO, and Bonale Foundation, an affiliate of Ron Zuckerman, our director, or the Lenders, whereby the Lenders extended a secured convertible bridge loan to us for an aggregate principal amount of approximately $393,000 bearing interest at an annual rate of LIBOR plus 5%. According to the Bridge Loan, as was amended on March 31, 2009, the outstanding principal amount will be automatically converted into equity securities of our company upon the closing of an equity financing yielding at least $750,000 (which $750,000 are deemed to include the $393,000 of the Bridge Loan), on the same terms and conditions (including price) of such financing. In May 2009, as a result of the rights offering described below, the outstanding principal amount was automatically converted into 3,276,396 of our ordinary shares and warrants to purchase 1,638,198 ordinary shares at an exercise price of $0.12 per share. For additional details on the Bridge Loan, see Item 7B “Related Party Transactions – 2008 Bridge Loan.”  See also Note 6b in our consolidated financial statements included elsewhere in this annual report.

In January 2009, we entered into an Extension Agreement with the Investors Group which holds  outstanding convertible notes in the aggregate face amount of $2 million, or the convertible notes, whereby the maturity date of the convertible notes was extended by 18 months from May 2009 to November 4, 2010 in consideration for changes in the terms of the notes, such as increasing the annual interest rate from 5.0% to a floating annual rate of the LIBOR rate plus 5.0%, and extending the exercise period of the warrants held by the Investors Group and another person. Recently, on March 23, 2010, we entered into an additional extension agreement, or the Second Extension Agreement, with the Investors Group, such that, among other things, the maturity date of the notes was extended from November 4, 2010 and the aggregate outstanding principal amount of $2 million will become due and payable in six equal installments of $333,333 on each of the following dates: (1) November 4, 2010; (2) February 4, 2011; (3) May 4, 2011; (4) August 4, 2011; (5) November 4, 2011; and (6) February 4, 2012. As part of the Second Extension Agreement, the annual interest rate was also changed from a floating annual rate of the LIBOR rate plus 5.0% to a fixed annual rate of 9.0%. For additional details on the aforesaid Extension Agreements, see Item 10C “Material Contracts – Extension of Convertible Notes.”

In February 2009, we obtained a short term loan from a bank in the principal amount of approximately NIS 300,000 (equates to approximately $81,000). The loan is secured by a personal guarantee of Mr. Alon, our Chairman and Chief Executive Officer.

In March 2009, we amended the loan agreement with Plenus, such that, among other things, our repayment of Plenus loan commenced in February 2010 rather than in March 2009. The amendment provides, among other things, that (1) the annual interest rate will change from a floating rate of LIBOR plus 4.25% to a fixed rate of 9.0%, (2) repayment of the principal amount of the loan will be made by twenty four (24) equal monthly payments rather than twelve, and (3) if, during the period between March 19, 2009 and March 18, 2014, we enter into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then, without derogating from the obligation to repay the outstanding loan, we will have to pay Plenus an additional amount equal to, in general, the higher of 15% of the outstanding loan amount and 15% of the aggregate proceeds payable to shareholders or us in connection with such Fundamental Transaction. Alternatively, for a period of fourteen (14) days commencing on the date on which the Company provides the Lenders with a copy of the Company’s audited financial statements for the year ended December 31, 2012, provided that the consolidated revenues are equal to, or exceed, $18 million, the Lender will be entitled, at its sole discretion and in lieu of the Additional Payment ,to receive an amount equal to the higher of (i) 15% of such revenues, and (ii) $1.5 million.

The amendment became effective on May 12, 2009, concurrently with the completion of our rights offering described below. For additional details on the amendment to the Plenus loan agreement, see Item 10C “Additional Information – Material Contracts – Plenus Loan – 2009 Extension.”

In April 2009, we commenced a $1.2 million rights offering, whereby we distributed subscription rights to our shareholders to purchase an aggregate of up to 10,000,000 ordinary shares for a subscription price of $0.12 per share. Purchasers of ordinary shares in the rights offering were also entitled to receive, at no additional cost, a three-year warrant exercisable at $0.12 per share to purchase ordinary shares at a rate of one such warrant for each two shares purchased pursuant to the exercise of subscription rights. The rights offering, which was completed in May 2009, generated total gross proceeds to us of approximately $0.6 million and, when taken together with the conversion of approximately $0.4 million of the Bridge Loan (on the same terms of the rights offering), we were able to increase our shareholders equity by approximately $1 million. Consequently, we issued to the subscribing shareholders and the Lenders a total of approximately 8.3 million ordinary shares and warrants exercisable into approximately 4.1 million ordinary shares at an exercise price of $0.12 per share. The warrants are exercisable until May 12, 2012. See Note 13b in our consolidated financial statements included elsewhere in this annual report.

Working Capital and Cash Flows

As of December 31, 2009, we had $1.6 million in cash, cash equivalents and restricted cash, compared to $0.7 million in cash, cash equivalents and restricted cash as of December 31, 2008.

As of December 31, 2009, we had a loan from Plenus in the principal amount of $2 million, convertible notes in the aggregate face amount of $2 million and a bank line of credit of approximately $87,000.

As of December 31, 2009, we had a deficit of $2.7 million in working capital, compared to a deficit of $5.5 million as of December 31, 2008, which is mainly a result of the modification of the convertible notes payment terms and stronger cash position. Net cash provided by operating activities was $0.8 million in 2009, compared to $0.3 million used in operating activities in 2008. The change was primarily due to a significant decrease in our operating expenses. Net cash used in investing activities was $0.4 million in 2009, compared to $0.9 million in 2008, which funds were used primarily for software development costs. Net cash provided by financing activities was $0.5 million in 2009, compared to $0.4 million used in 2008, mainly derived from proceeds of the rights offering we completed in May 2009 and receipt of the Bridge Loan in November 2008 (which was converted into equity securities in May 2009).

Our principal commitments consist of long-term debt resulting from the loan we borrowed from Plenus in January 2007 (see Item 10C “Additional Information – Material Contracts – Plenus Loan”), outstanding convertible notes in the aggregate face amount of $2 million and obligations outstanding under operating leases.

During 2009, our capital expenditures totaled approximately $19,000 (compared to $38,000 during 2008 and $112,000 during 2007), most of which was used for purchase and license of computers and software.  Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress.

Outlook

        During 2007, 2008 and 2009, we performed several restructuring and financing activities in order to improve our financial condition. These activities, which included the aforesaid rights offering and two cost reduction programs, resulted in (1) a decrease of our operating expenses from approximately $18.0 million in 2007 to approximately $10.0 million in 2009, although our revenues decreased at a lower rate, from approximately $12.1 million in 2007 to $9.5 million in 2009 and (2) an extension of the maturity dates of loans with a total principal amount of $4 million, leading to an improvement in our cash balance and stockholders’ equity.

In light of the aforesaid, as well as other factors, such as our current cash position, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2011. If we will not be able to satisfy our working capital and capital expenditure requirements from our internal cash resources, we may need to raise additional funds to provide the capital necessary therefor.

  C.          Research and Development, Patents and Licenses

The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation.  We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases.  Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2009, we employed 19 persons in research and development. The Company participated in programs sponsored by the Office of the Chief Scientist.  (See Item 4B “Information on the Company - Business Overview - Government Regulations”)

In the past, we had obtained grants from the Chief Scientist in the aggregate amount of $2,426,000 for certain of our research and development projects. No grants were received since June 2000. We are obligated to pay royalties to the Chief Scientist, amounting to 3% to 5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the dollar, plus interest. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. Through December 31, 2009, we have paid royalties to the Chief Scientist in the amount of $2,172,000. As of December 31, 2009, we paid our full obligation in respect of one product line and we have no further obligation in respect of the other product line in the absence of sales. We had no royalty expenses during the years 2009, 2008 and 2007.

We have committed substantial financial resources to our research and development efforts. During 2009, 2008 and 2007, our research and development expenditures before capitalization were $2.3 million, $3.8 million, and $4.8 million, respectively.  We have not received any reimbursement from the Chief Scientist since June 2000.  We capitalized computer software development costs of $0.4, $0.8 million and $1.3 million in the years ended December 31, 2009, 2008 and 2007, respectively.

  D.          Trend Information

See Item 5A – Operating Results – Executive Summary.

  E.          Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as such term is defined under Item 5.E of the instructions to Form 20-F. In addition, we have not entered into any derivative contracts, other than as disclosed in Note 2s of our financial statements included elsewhere in this report, or any synthetic leases.

  F.          Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2009:

Contractual Obligations	Payments due by Period (U.S. dollars in thousands)
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 Years
Long-term convertible debt obligations	$2,000	333	$1,667	- -	--
Long-term debt obligations	2000	917	1,083	- -	- -
Severance pay obligation	450
Operating lease obligations	1,093	691	361	41	--

Total	$5,543	$1,941	$3,111	$41	$426

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A.          Directors and Senior Management

The following lists the name, age, principal position and a biographical description of each of our executive officers and directors.

Name	Age	Director Since	Position with the Company
Shimon Alon (1) (2) (3)	60	2004	Chairman of the Board of Directors and Chief Executive Officer
Dror Harel-Elkayam	42	- -	Vice President - Finance and Secretary
Dov Biran	57	2003	Director
Dan Falk (4)	65	2002	Director
Zamir Bar Zion (2) (3) (4)	52	2004	Outside Director
Tali Alush-Aben (4)	45	2008	Outside Director
Ron Zuckerman (1)	53	2004	Director
Itzhak (Aki) Ratner (1) (3)	53	2004	Director

 (1) These directors were initially appointed to our Board of Directors pursuant to a promissory Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and members of the Investors Group. Under the purchase agreement, the Investors Group is entitled to designate two members for election to our Board so long as it continues to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as it continues to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants).  We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law, to appoint such director(s) to each committee of our Board of Directors. For additional details, see Item 7B. “Major Shareholders and Related Party Transactions - Major Shareholders - Related Party Transactions.”

(2)  Member of the Nomination Committee.

(3)  Member of the Compensation Committee

(4)  Member of the Audit Committee.

       Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and was appointed our Chief Executive Officer in June 2008.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is a member of the board of directors of Dynatrace Inc. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Dror Harel-Elkayam has been our Vice President - Finance and Secretary since October 2004. From August 1997 until June 2003, he served as the Director of Finance and Corporate Secretary of Precise. Since the acquisition of Precise by Veritas in June 2003 and until September 2004, he served as Finance Director  in Precise. Mr. Elkayam holds a B.A. degree in economics and accounting from the Hebrew University, Jerusalem. He is also a certificated public accountant in Israel.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity. Dr. Biran is the founder and the CEO of Fitango, Inc. He was a professor of computers at Northeastern University from September 2001 to April 2007. Prior thereto, Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and was an adjunct professor at Tel Aviv University. Dr. Biran holds a B.Sc., MBA, and a Ph.D. in computers from Tel Aviv University

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd, Orad Hi-Tec Systems Ltd., Jacada Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Measuring Systems Ltd., Amiad Filteration Systems Ltd., A.V.T Ltd., Oridion Medical Ltd. and is the Chairman of the board of directors of Chromagen Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

Zamir Bar-Zion has been an outside director since December 2004.  Mr. Bar-Zion managed Jefferies Broadview alliances with Leumi & Co. from May 2006 through March 2009. From May 2004 through January 2006, Mr. Bar-Zion rejoined Excellence Neshua/Piper Jaffray as its Managing Director Investment Banking in Israel. From 2001 through May 2004 Mr. Bar-Zion managed his independent advisory practice providing private financial counseling. He served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

Tali Alush-Aben is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, with recent activities in Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben holds a B.Sc. degree in mathematics and computer science and an MBA degree, both from Tel Aviv University.

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

Itzhak (Aki) Ratner has been a director since July 2004. He also served as our Chief Executive Officer between September 2004 and May 2008. Mr. Ratner is the Chairman of the board of directors of DCF Technologies Ltd. and the co-Chairman of the board of directors Softlib Ltd.  He was the President of Precise from December 2000 to June 2003 and served as its Managing Director and Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

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

Messrs. Ratner, Alon, Zuckerman, Biran and Falk will serve as directors until our 2010 annual general meeting of shareholders and until their successors are elected.  Ms. Alush-Aben was elected as an outside director in December 2008 for a three-year term until our 2011 annual general meeting of shareholders. Mr. Zamir Bar-Zion was elected as an outside director in December 2004 and was re-elected in December 2007 for an additional three-year term, until our 2010 annual general meeting of shareholders.

B.          Compensation

General

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2009	$696,000	$90,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2009, an aggregate sum of approximately $90,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers. In addition, Mr. Itzhak (Aki) Aki Ratner, our former Chief Executive Officer, was entitled to an adjustment period of 12 months, effective June 1, 2008.  During that period, Mr. Ratner was entitled to all rights to which he was entitled under his employment agreement, which amounted to approximately $363,000 and were paid during 2008 and 2009.  Out of such amount, an amount of $106,000 was paid in 2009 and is reflected in the table above under the title 'Salaries, fees, commissions and bonuses'.

In accordance with the approval of our shareholders, non-employee directors who are not external directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended. Our non-employee external directors receive, effective July 2008, an annual fee of $9,000 (equivalent to approximately NIS 33,000) and an attendance fee of NIS 1,630 (equivalent to approximately $440) per meeting attended, both linked to the Israeli CPI.

In November 2008, our Audit Committee and Board of Directors adopted a revised stock option policy for non-employee directors, which was subsequently approved by our shareholders, according to which each of our non-employee directors who may serve from time to time, including our outside directors, will be granted options, as follows:

•	A grant of options under our stock option plans to purchase 60,000 ordinary shares, which will be vested in three equal installments over three years;

•
an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors. See Item 6E. “Directors, Senior Management and Employee – Share Ownership – Stock Option Plans – Grants in 2009.”

Our Chief Executive Officer

Mr. Shimon Alon began serving as a director of our company on July 1, 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to serve as our Chief  Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Pursuant to the employment agreement (as modified in December 2009), we agreed to provide Mr. Alon the following payments and benefits:

•	A gross annual salary of NIS 1,125,500 (equates to nearly $303,000) during the term of his employment;

•	A company car and all related expenses will be covered by our company, except related taxes;

•
Company contributions for the benefit of Mr. Alon to our Managers Insurance Policy in the  amount of 18.33% of Mr. Alon’s gross salary and Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary. Part of the contributions to the Managers  Insurance  Policy are for  severance pay to which Mr. Alon  would be entitled;

•
Options to purchase 960,000 ordinary shares, at an exercise price equal to $0.30 per share. In December 2009, we granted Mr. Alon options to purchase 250,000 additional ordinary shares, at an exercise price equal to $0.25 per share. All such options are subject to the terms of our 2003 Israeli Stock Option Plan and become exercisable (1) with respect to the grant of 960,000 options - in three equal installments, at the end of each of the three years following the date of commencement of Mr. Alon’s employment and (2) with respect to the grant of 250,000 options - one third of the options will become exercisable one year after the grant date and the balance vests in eight equal quarterly installments. The vesting of the options is accelerated in certain change of control events;

•
An annual bonus that will not exceed NIS 450,000 (equates to nearly $121,000) gross, which shall be paid on a quarterly basis, subject to Mr. Alon achieving certain milestones that will be set by our Audit Committee and Board of Directors;

•	Up to 22 days paid vacation per year;

•	10 days recreation payment a year in an amount normally paid by our company.

•
In the event of termination of Mr. Alon’s employment for any  reason (except if the company  terminates his employment under such  circumstances that he is not entitled to severance  pay under  Israeli law, if he resigns without giving  the  required  prior  notice,  or  if  he  gives  prior  notice  of  his resignation, for any  reason,  within  36  months  of his  employment  with our company),  Mr. Alon  will be entitled  to an  adjustment  period of 12 months following  the end of the prior notice  period under the  agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period).  During the adjustment period, Mr. Alon will be entitled to all rights to which he is  entitled  under the  agreement,  except  that the options  granted  to him will  cease to vest;  however  he will be  entitled  to exercise vested options during such period. The employee-employer relationship will only terminate at the end of the adjustment period.  Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

The employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

The agreement (as well as the amendment thereto) with Mr. Alon was approved by our Audit Committee, Board of Directors and our shareholders. In February 2009, Mr. Alon agreed to reduce his annual base salary by 10% and waive certain associated social benefits until further notice by him.

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

Pursuant to an amendment to the Companies Law, effective as of January 19, 2006, (1) an outside director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” We have determined that Mr. Dan Falk has the requisite “accounting and financial expertise” and that Ms. Alush-Aben has the requisite “professional qualifications.”

No person may serve as an outside director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time an outside director is to be appointed, all current members of the Board of Directors are of the same gender, then the outside director must be of the other gender.

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

Our outside directors are Zamir Bar-Zion and Tali Alush-Aben.

Independent Directors

While we are no longer subject to the NASDAQ Listing Rules, which require that a majority of our board of directors qualify as independent directors within the meaning of such Rules, our board of directors has determined that all of our directors, except for Mr. Alon, our Chairman of the Board of Directors and Chief Executive Officer, and Mr. Ratner, our former Chief Executive Officer, would qualify as “independent directors” within the meaning of the NASDAQ Listing Rule 5605(a)(2).

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

Compensation Committee. Our board of directors has appointed a compensation committee, which currently comprises of Shimon Alon, Zamir Bar Zion and Aki Ratner. The role of the compensation committee is to review the salaries and incentive compensation of our executive officers and to make recommendations on such matters for approval by the board of directors.  The members of the committee also administer our share incentive and stock option plans, subject to additional board approval where required pursuant to the Companies Law. Meetings of the compensation committee are generally held at least once each quarter, with additional special meetings scheduled when required.

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

Directors’ Service Contracts

Our Chief Executive Officer. We entered into an employment agreement with Mr. Alon, our chief executive officer, who is also a member of our board of directors. See Item 6B. “Directors, Senior Management and Employees – Compensation - Chief Executive Officer.”

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. (See Exhibit 4.7 in Item 19)

We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million including legal costs incurred.

D.         Employees

The following table details certain data on the workforce of Attunity and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2009	2008	2007
Numbers of employees by geographic location
United States	12	10	12
Europe, Middle East	28	36	45
Other	12	11	11
Total workforce	52	57	68
Numbers of employees by category of activity
Research and development	19	23	27
Sales and marketing	19	20	25
Product and customer support	8	7	8
Management and administrative	6	7	8
Total workforce	52	57	68

The overall reduction in our workforce, from 68 employees in 2007 to 57 employees in 2008, is due primarily to the workforce reduction of our InFocus product line. The overall reduction in our workforce, from 57 employees in 2008 to 52 employees in 2009, is due to a workforce reduction in connection with the closing of our InFocus product line as well as cost reduction activities that were implemented during 2009.

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.  In 2009, payments to the National Insurance Institute amounted to approximately 17.4% of wages (up to a maximum amount), of which approximately two thirds was contributed by employees with the balance contributed by the employer.

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

2001 and 2003 Option Plans

In 2001, we adopted our 2001 Employee Stock Option Plan, or the 2001 Plan, under which options may be granted to employees, officers, directors and consultants of our company and its subsidiaries.  The 2001 Plan has a term of ten years and will terminate in 2011.  The 2001 Plan is currently administered by our Compensation Committee. Subject to the provisions of the 2001 Plan and applicable law, the Compensation Committee has the authority, to determine, among other things to whom options may be granted; the number of ordinary shares to which an option may relate; the exercise price for each share; the vesting period of the option and the terms, conditions and restrictions thereof; to construe and interpret the 2001 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

In 2003, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which options may be granted to employees employed by us or by our affiliates and for Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2003 Plan has a term of ten years and will terminate in 2013. The 2003 Plan is currently administered by our Compensation Committee. Subject to the 2003 Plan and applicable law, the Compensation Committee has the authority to determine, among other things, to whom options may be granted; the time and the extent to which the options may be exercised, the fair market value of the shares and the exercise price of shares covered by each option (based on the fair market value); to designate the type of options; interpret the 2003 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

In September 2004, our shareholders approved amendments to the 2001 Plan and the 2003 Plan, such that shares reserved for issuance under these plans will be allocated between the two plans as determined by our Board of Directors from time to time. In addition, all the ordinary shares previously reserved under the Old Plans were rolled-over to the 2003 Plan, to be used as for the grant of options thereunder.

To date, a total of 7,200,000 ordinary shares are reserved for issuance under the Old Plans, 2001 Plan and 2003 Plan. Any options which are canceled or forfeited before expiration become available for future grants. As of March 15, 2010, 1,828,032 ordinary shares remain available for grant of options under these plans.

Grants in 2009

In 2009, we granted options exercisable into 1,346,500 ordinary shares under the 2001 Plan and the 2003 Plan. Of the total options granted in 2009, our directors and executive officers were granted options exercisable into 430,000 ordinary shares, at exercise prices ranging from $0.12 to $0.25 per share. Such options will expire in 2015.

Total Outstanding Options

The following table sets forth, as of December 31, 2009, the number of options outstanding under our 1994, 1998, 2001 and 2003 Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options	Range of exercise price	Weighted average remaining contractual life (in years)
300,000	$0.08	5.00
908,000	$0.12-0.14	5.12
310,000	$0.25	6.00
960,000	$0.30	4.02
1,067,000(*)	$0.49-$0.58	3.24
341,000	$1.05-$1.42	0.72
290,000	$1.92-$2.19	4.31
150,000	$2.42-$2.46	1.66
132,000	$6.5-10.13	0.31

Total: 4,458,000(**)

(*)	During 2007, we modified the exercise price of stock options exercisable into approximately 1.5 million ordinary shares to $ 0.50 (see Note 13d to our Consolidated Financial Statements).

(**)	Out of which 2,190,645 options are vested and exercisable into ordinary shares.

Change of Control Arrangements

The Compensation Committee of our Board of Directors, as administrator of our share option plans, has the authority to provide for accelerated vesting of the ordinary shares subject to outstanding options held by the option holders in connection with certain changes in control of the Company or the subsequent termination of employment following the change in control event. Certain of our executive officers (including our Chief Executive Officer, as described in Item 6B above under “Chief Executive Officer Compensation”) have been granted with such benefits upon a change of control.

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

The following table sets forth certain information as of March 15, 2010 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:
	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	4,785,554 (3)	14.41%
Aki Ratner	1,382,951 (4)	4.31%
Ron Zuckerman	2,731,980 (5)	8.37%
Bonale Foundation	1,682,899 (6)	5.24%
Dov Biran	933,720 (7)	2.96%
Dror Harel-Elkayam	*	*
Dan Falk	*	*
Zamir Bar Zion	*	*
Tali Alush-Aben	*	*
Directors and Officers as a group (consisting of 8 persons in 2009)	10,169,104 (8)	28.69%

*	Less Than 1%

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

(2)	The percentages shown are based on 31,571,150 shares issued and outstanding as of March 15, 2010.

(3)
Mr. Alon is the Chairman of our Board of Directors and CEO. Includes an aggregate of 2,783,121 ordinary shares; Convertible Promissory Notes to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 1,001,191 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; rights to purchase up to 157,628 Ordinary Shares together with 2009 Warrants to purchase up to 78,814 ordinary shares; and 360,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.30 to $2.42 per ordinary share.

(4)
Mr. Ratner is a member of our Board of Directors. Includes an aggregate of 860,249 ordinary shares; Convertible Promissory Notes to purchase 128,002 ordinary shares at a conversion price of $1.25 per share; 48,000 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; and 243,898  ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary shares; and Rights  to purchase up to 68,535 ordinary shares together with 2009 Warrants to purchase up to 34,267 Ordinary Shares.

(5)
Mr. Zuckerman is a member of our Board of Directors. Includes an aggregate of 1,614,072 ordinary shares; Convertible Promissory Notes to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 416,666 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; Rights to purchase up to 157,628 ordinary shares together with 2009 Warrants to purchase up to 78,814 Ordinary Shares; and 60,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.08 to $2.42 per ordinary share.

(6)
Bonale Foundation is a trust for the benefit of persons related to Mr. Zuckerman. Includes 1,121,933 ordinary shares and 560,966 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share, or the Bonale Shares. Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(7)
Mr. Biran is a member of our Board of Directors. Includes an aggregate of 863,720 ordinary shares; and 70,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $0.08 to $2.42 per share.

(8)
Includes 6,131,162 ordinary shares; Convertible Promissory Notes to purchase 716,803 ordinary shares at a conversion price of $1.25 per share; 268,800 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 1,661,755 Ordinary Shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; and 815,000 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.08 to $2.46 per ordinary share.

Significant Changes in the Ownership of Major Shareholders

In November 2008, we entered into the Bridge Loan, with Shimon Alon, our Chairman and CEO, Aki Ratner, a director and also our former CEO, and Bonale Foundation, an affiliate of Ron Zuckerman, our director, or the Lenders, whereby the Lenders extended a secured convertible bridge loan, or the Bridge Loan, to us for an aggregate principal amount of approximately $393,000.

In May 2009, we completed a rights offering. Part of the subscribers in the rights offering were the Lenders, who purchased, in the aggregate, 1,169,049 ordinary shares at $0.12 per share for total consideration of $140,285 and received accordingly warrants to purchase 584,524 ordinary shares at an exercise price of $0.12 per share. In addition, as a result of the rights offering, the outstanding principal amount of the Bridge Loan was automatically converted into 3,276,396 of our ordinary shares and warrants to purchase 1,638,198 ordinary shares. In addition, as a result of the rights offering, the Lenders or their affiliates, in their capacity as holders of the convertible notes, became entitled to an adjustment in accordance with the terms of the notes and received rights , exercisable until the maturity date of the notes, to acquire up to an aggregate of 856,672 ordinary shares at a purchase price of $0.12 per share (and, for each two ordinary shares so purchased, a warrant to purchase one share at an exercise price of $0.12 per share, or up to an aggregate of 428,336 ordinary shares).

Accordingly, the following table sets forth the beneficial ownership of the Lenders and Mr. Zuckerman before and after the completion of the rights offering:

	Beneficial Ownership (pre-rights offering)*	Beneficial Ownership (post-rights offering)**
Shimon Alon	6.45%	14.41%
Ron Zuckerman	5.18%	8.37%
Bonale Foundation	0.0%	5.24%
Itzhak (Aki) Ratner	5.38%	4.31%
_________________

* The percentages shown are based on 23,196,236 shares issued and outstanding as of April 1, 2009.

** The percentages shown are based on 31,571,150 shares issued and outstanding as of March 15, 2010.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of  March 23, 2010, there were 67  holders of record of our ordinary shares, of which 38 record holders, holding approximately 3.2% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 75% of our outstanding ordinary shares as of said date).

B.        Related Party Transactions

Compensation to Chief Executive Officer

See Item 6C. “Directors, Senior Management and Employees - Board Practices - Directors’ Service Contracts – Our Chief Executive Officer.”

2008 Bridge Loan

In November 2008, we entered into the Bridge Loan, with Shimon Alon, our Chairman and CEO, Aki Ratner, a director and also our former CEO, and Bonale Foundation, an affiliate of Ron Zuckerman, our director, or the Lenders, whereby the Lenders extended a secured convertible bridge loan to us for an aggregate principal amount of approximately $393,000 bearing interest at an annual rate of LIBOR plus 5%. According to the Bridge Loan, as was amended on March 31, 2009, the outstanding principal amount will be automatically converted into equity securities of our company upon the closing of an equity financing yielding at least $750,000 (which $750,000 are deemed to include the $393,000 of the Bridge Loan), on the same terms and conditions (including price) of such financing. In May 2009, as a result of the rights offering described elsewhere in this annual report, the outstanding principal amount was automatically converted into 3,276,396 of our ordinary shares and warrants to purchase 1,638,198 ordinary shares at an exercise price of $0.12 per share.

Extension of Convertible Notes

See Item 10C “Material Contracts – Extension of Convertible Notes.”

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

B.        Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2009.

ITEM 9.                 THE OFFER AND LISTING

A.        Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007), on the NASDAQ Capital Market (from  August 16, 2007 through February 22, 2008), and, starting February 26, 2008, on the OTCBB:

Year	High	Low
2005	$3.49	$1.68
2006	$2.52	$1.09
2007	$1.52	$0.36
2008	$0.60	$0.08
2009	$0.44	$0.08

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007), on the NASDAQ Capital Market (since August 16, 2007), and, starting February 26, 2008, on the OTCBB:

	High	Low
2008
First Quarter	$0.60	$0.22
Second Quarter	$0.44	$0.25
Third Quarter	$0.38	$0.20
Fourth Quarter	$0.32	$0.08

2009
First Quarter	$0.15	$0.07
Second Quarter	$0.14	$0.09
Third Quarter	$0.37	$0.09
Fourth Quarter	$0.35	$0.16

2010
First Quarter	$0.50	$0.22

Monthly Stock Information

The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the OTCBB:

Month	High	Low
September 2009	$0.37	$0.20
October 2009	$0.35	$0.27
November 2009	$0.35	$0.27
December 2009	$0.30	$0.16
January 2010	$0.39	$0.22
February 2010	$0.39	$0.34
March 2010	$0.50	$0.39

On April  6, 2010, the last reported sale price of our ordinary shares on the OTCBB was $0.45 per share.

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

Annual and Extraordinary Meetings

The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting.  In accordance with our articles of association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least ten (10) days and not more than sixty (60) days notice of any general meeting of shareholders shall be given.  Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days. An extraordinary meeting may be convened by the board of directors, as it decides, or upon a demand of any two directors or 25% of the directors,  or of one or more shareholders holding in the aggregate at least 5% of the shares and 1% of the voting rights, or one or more shareholders holding in the aggregate at least 5% of the voting rights in the company.  See Item 10B. “Additional Information — Memorandum and Articles of Association — Rights Attached to Shares-Voting Rights.”

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

C.        Material Contracts

Extension of Convertible Notes

In January 2009, we entered into an Extension Agreement with the Investors Group which holds  outstanding convertible notes in the aggregate face amount of $2 million, whereby the maturity date of the convertible notes will be extended by 18 months from May 2009 until November 4, 2010. In consideration of extending the repayment date, the holders of the convertible notes will receive the following:

•	the interest rate of the convertible notes will be increased from an annual rate of five percent (5%) to a floating annual rate of the LIBOR rate plus five percent (5%);

•	we will not be able to obtain new loans which are ranked senior to, or parri passu with, the convertible notes; and

•
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

The Extension Agreement was approved by our shareholders on December 31, 2008 and became effective on May 12, 2009

On March 23, 2010, we entered into another extension agreement with the Investor’s Group (the “Second Extension Agreement”), whereby the maturity date was extended from November 4, 2010, such that the aggregate principal amount will become due and payable in six equal installments of $333,333, or the Installments, on each of the following dates: (1) November 4, 2010; (2) February 4, 2011; (3) May 4, 2011; (4) August 4, 2011; (5) November 4, 2011; and (6) February 4, 2012. In consideration, the holders of the convertible notes will receive the following:

•
the interest rate of the convertible notes will be increased from an annual rate of LIBOR plus five percent (5%) to a fix rate of nine percent (9%), payable in cash together with the applicable Installment;

•
the warrants held by the Investors Group and another person, exercisable into a total of 600,000 ordinary shares, will be further amended so that the expiration date will be extended from April 9, 2011 to the later of (1) February 9, 2012 , and (2) the date on which the principal amount under the convertible note  issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder;

•
the definition of what constitutes an "event of default" would include (1) a failure by us to pay, when due, indebtedness of more than $100,000 and (2) the declaration of an event of default under our outstanding $2 million loan from Plenus; and

•
other than with respect to Shimon Alon, our Chairman and CEO,  Ron Zuckerman and Aki Ratner, that waived their entitlement to the following, the holders of convertible notes will also be entitled to the following:

•
if we fail to timely pay any Installment (including interest), and the same is not remedied within ten (10) days, we will be required to issue warrants to the holders (1) at an exercise price equal to the average closing price of our ordinary shares in the 14 trading days following the relevant due date, but not less than $0.12 per share, and (2) that are exercisable into a number of ordinary shares equal to 100% of the unpaid balance of the Installment divided by the applicable exercise price. The aforesaid delay in the payment of 10  days or more shall not be considered an event of default; provided that we issue these warrants within 45 days following the relevant due date; and

•
in addition, if we fail to timely pay such Installment (including interest), and the same is not remedied within 90 days from the date it is due, then will be required to issue warrants to the holders (1) at an exercise price equal to the average closing price of our ordinary shares in the 14 trading days following the aforesaid 90th day, but not less than $0.12 per share and (2) that are exercisable into a number of ordinary shares equal to (A) 60% of the unpaid balance of the principal amount less the installment (that triggered the issuance above) divided by the applicable exercise price. The aforesaid delay in the payment of more than 90 days will, however, be considered an event of default.

The Principal terms of the Second Extension Agreement were approved by our shareholders on December 31, 2009.

Plenus Loan

    Background. In June 2004, we entered into an agreement with Plenus, a venture capital lender, whereby Plenus undertook to make available to us a revolving credit facility in the aggregate amount of $3.0 million. As part of such agreement, we issued to Plenus warrants, exercisable until June 2, 2009 (but see extension below), which are exercisable into 250,909 of our shares, at an exercise price of $1.75 per share (subsequently adjusted to $0.12). We did not utilize the credit line and, in May 2006, we entered into a new Loan Agreement with Plenus, whereby we borrowed $2.0 million from Plenus (which was repaid in full in January 2007). As part of such agreement, we issued additional warrants to Plenus, exercisable until March 27, 2011 (but see extension below), which are exercisable into 192,000 of our shares, at an exercise price of $0.12 per share.

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

In addition, we issued to Plenus warrants, exercisable until January 30, 2012, to purchase up to 439,883 ordinary shares at an exercise price per share of $1.364, (subsequently adjusted to $0.12), subject to adjustments. On April 23, 2007, we filed a registration statement to register for re-sale the ordinary shares underlying these warrants under the Securities Act of 1933. The registration statement was declared effective on May 2, 2007.

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

       2009 Extension. On March 30, 2009, we entered into an amendment to the Loan Agreement, or the Extension Agreement, such that, among others things, our repayment of the outstanding loan amount will commence in February 2010 rather than in March 2009 and be fully repaid by February 2012 rather than March 2010.

The other key provisions of the Extension Agreement are as follows:

•	The repayment of the principal amount of the loan will be made by twenty four (24) equal monthly payments rather than twelve.

•
The interest payable on the Plenus loan was changed, as of the date of the amendment, to a flat rate of 9% on the loan amount rather than LIBOR plus 4.25%. Any amount owed to Plenus which is not paid when due will bear an additional interest of 5% per annum, compounded daily.

•
According to the Extension Agreement, if, during the period between March 19, 2009 and March 18, 2014, we enter into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then, without derogating from the obligation to repay the outstanding loan, simultaneously with the closing of such Fundamental Transaction, an additional amount shall be paid to Plenus in an amount equal to the higher of (1) 15% of the outstanding loan amount, and (2) 15% of the aggregate proceeds payable to shareholders or us in connection with such Fundamental Transaction. In the event of a sale of our assets, where the proceeds are paid to us, the term "aggregate proceeds" is calculated by subtracting debts and liabilities which have not been assumed by the purchaser and adding amounts related to the level of our shareholders' loans outstanding prior to the closing of the Fundamental Transaction.

•
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

•
If we fail to timely comply with any of our material obligations under our agreements with Plenus for a period of more than 30 days from the date such obligation becomes due, or if any payment to Plenus is postponed to such time as mutually agreed, the 15% payable upon a Fundamental Transaction shall be increased with immediate effect to 17%.

Under the Extension Agreement, we also made amendments to the fixed and floating charges provided in connection with the loan from Plenus. Also, certain of our subsidiaries provided guarantees for payment of the loan and certain of our subsidiaries provided additional security interests to secure payment of the loan.

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

General Corporate Tax Structure

Israeli companies are generally subject to “Corporate Tax” on their taxable income at the rate of 26% for the 2009 tax year and 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on July 1, 2009, the Corporate Tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, and such tax rate is scheduled to be equal to the corporate tax rate for future tax years. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, and expired at the end of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

Taxable income of a company derived from an approved enterprise is subject to Corporate Tax at the maximum rate of 25% (rather than the regular Corporate Tax rate) for the benefit period. This period is ordinarily seven years (or ten years if the company qualifies as a foreign investors’ company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or fourteen years from the start of the tax year in which the approval was issued, whichever is earlier. Tax benefits under the Investments Law also apply to income generated from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate for the benefit period and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise.

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

We currently have three investment programs. One investment program, which was approved in 1994, has expired. Another investment program, which was approved in 1997, will expire in 2011. The third investment program was approved in 2000 and will expire in 2014. As of December 31, 2009, we received final approvals regarding completion of these three investment programs. According to the provisions of the Investment Law, we have elected to enjoy “alternative benefits” - waiver of grants in return for tax exemption - and, accordingly, income derived from the “Approved Enterprise” will be tax-exempt for a period of two years commencing with the year we first earn taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in our shares, for an additional period of five to eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the start of the tax year in which the approval was issued.

Attunity Software Services has been granted status as an “Approved Enterprise” for two separate investment programs from 1991 (which expired in 2005) and 1993 (which expired in 2007) whereby it has elected to receive government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. In 1993, Attunity Software Services received approval for an expansion of the aforementioned programs whereby it has elected to enjoy “alternative benefits” – and, accordingly, its income from the “Approved Enterprise” will be tax-exempt for a period of ten years commencing with the year it first earns taxable income. This program has  expired in 2007.If these retained tax-exempt profits are distributed they would be taxed at the Corporate Tax rate applicable to such profits as if the company had not elected the alternative package of benefits, currently between 10%-25% for an “Approved Enterprise.” As of December 31, 2009 our accumulated deficit does not include tax-exempt profits earned by our and Attunity Software Services’ “Approved Enterprises.”

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

Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefited Enterprise, as applicable to Attunity, are similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise. In addition, as a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, will subject the company to taxes upon distribution or liquidation and the company may be required to record deferred tax liability with respect to such tax-exempt income. Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors (such changes to the definition are effective retroactively from 2003). Furthermore, such definition now also includes the purchase of shares of a company from another shareholder; provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

The amendment will apply to Benefited Enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received “Approved Enterprise” approval from the Investment Center on or prior to March 31, 2005 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

Israeli Residents

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of our shares acquired by individuals prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such shareholders did not acquire their shares prior to an initial public offering, and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. Attunity will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

      This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

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

In addition, our dividends will be qualified dividend income if our ordinary shares become readily tradable on an established securities market in the United States (the OTC Bulletin Board, on which our ordinary shares are currently traded, is likely not an established securities market under current Treasury regulations). Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

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

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) PFIC.  We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

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

The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

A U.S. Holder of PFIC shares which are traded on certain public markets can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. We do not believe that our ordinary shares currently qualify as “marketable” for this purpose because the OTC Bulletin Board, on which our ordinary shares are currently traded, is likely not a “qualified exchange” under current Treasury regulations.

       We believe that we were not a PFIC for any of 2007, 2008, or 2009. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we that qualify as a PFIC.

Information Reporting and Withholding

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

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (i) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents.  Our cash and cash equivalents are held substantially in New Israeli Shekels and in U.S. dollars. We place our cash and cash equivalents with major financial banks.  For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents.  The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would be immaterial, as we do not have obligations linked to the LIBOR rate.

Foreign Currency Exchange Risk

Our earnings are predominantly affected by fluctuations in the value of the U.S. dollar as compared to the NIS.  An increase of 10% in the value of the NIS relative to the U.S. dollar in 2009 would have resulted in a decrease in the U.S. dollar reporting value of our operating loss of approximately $0.3 million for that year.

Our financial results may be negatively impacted by foreign currency fluctuations.  Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Asia Pacific.  As a result, these sales and related expenses are denominated in currencies other than the U.S. dollar.  Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and those other currencies. In addition, a significant portion of our operating costs are incurred in NIS. During 2006 to 2009, the NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations.

We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our results of operations.  We may enter into such transactions in the future, however, such measures may not effectively protect us from serious harm due to the impact of change in currency exchange rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 15T.             CONTROLS AND PROCEDURES

Disclosure controls and procedures.  Our management, including our chief executive officer, or CEO, and our principal financial officer, or VP Finance, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and VP Finance, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and VP Finance as of December 31, 2009. Based upon that evaluation, our management, including our CEO and VP Finance, concluded that our disclosure controls and procedures are effective.

Internal control over financial reporting.  We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and VP Finance, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2009 is effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.               [RESERVED]

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dan Falk, who serves on our audit committee, meets the definition of an audit committee financial expert, as that term is defined in Item 16A of Form 20-F. Mr. Falk qualifies as an “independent director” using the NASDAQ definition of independence, in NASDAQ Listing Rule 5605(a)(2).

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

	Year Ended December 31,
	2008		2009
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$127,064	73%	114,391	98%
Audit-related (2)	32,731	18%	1,448	- -
Tax (3)	14,972	9%	- -	- -
Other (4)	- -	- -	1,250	2%
Total	$174,745	100%	116,789	100%

______________
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

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

(4)	Fees related to government grants matters.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by Ernst & Young.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of Ernst & Young, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent registered public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants. All of the fees in the table above were pre-approved in accordance with these policies and procedures.

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
4.5
Note and Warrant Purchase Agreement dated March 22, 2004 among the Registrant and the purchasers listed on Exhibit A thereto; Form of Warrant issued in connection therewith; Form of Convertible Promissory Note issued in connection therewith; and Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (7), as amended by Extension Agreement, dated as of January 7, 2009 (8) and by Extension Agreement, dated as of March 23, 2010

4.6
Loan Agreement dated January 31, 2007 among the Registrant and Plenus Technologies Ltd.; Form of First and Second Warrants to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates; and Fixed Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates (9), as amended by Amendment to the Loan Agreement and Charge Agreements, dated March 30, 2009 (10)

4.7	Form of Indemnification Letter (11)
4.9
Loan Agreement dated November 2008 among the Registrant and certain directors; Floating and Fixed Charge Agreements dated November 2008 among the Registrant and certain directors; and Inter-Creditor Agreement dated November 2008 among the Registrant, certain directors and Plenus (12) as amended by Amendment to the Loan Agreement, dated March 31, 2009 (13)

4.10	Summary – Directors Compensation
8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

________________
(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-54020, filed with the SEC on December 9, 1992, and incorporated herein by reference.
(2)
Filed as Item 5 of the Proxy Statement filed as Exhibit 99.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2008, and incorporated herein by reference.

(3)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.
(4)	Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 25, 2005, and incorporated herein by reference.
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

(7)	Filed as Items 3, 4, 5 and 6, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on March 25, 2004, and incorporated herein by reference.
(8)	Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(9)
Filed as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 6, 2007, and incorporated herein by reference.

(10)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(11)	Filed as Annex B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and incorporated herein by reference.
(12)
Filed as Exhibits 99.2, 99.3, 99.4, and 99.5, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 26, 2008, and incorporated herein by reference.

(13)	Filed as Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.

*	Translated from Hebrew.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD

We have audited the accompanying consolidated balance sheets of Attunity Ltd ("the Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2s to the consolidated financial statements, effective January 1, 2009, the Company changed its method of evaluating whether a freestanding financial instrument or embedded feature issued by the Company is considered indexed to an entity's own stock.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 7, 2010	A Member of Ernst & Young Global

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	*) 2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,428	$480
Restricted cash	208	206
Trade receivables (net of allowance for doubtful accounts of $ 15 at both December 31, 2009 and December 31, 2008)	761	502
Other accounts receivable and prepaid expenses	145	221

Total current assets	2,542	1,409

LONG-TERM ASSETS:
Long-term prepaid expenses	86	106
Severance pay fund	1,098	1,121
Property and equipment, net	241	371
Software development costs, net	1,615	3,585
Goodwill	6,313	6,234
Deferred charges, net	-	204

Total long-term assets	9,353	11,621

Total assets	$11,895	$13,030

*) Revised, see Note 12

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	*) 2008
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term convertible debt and current maturities of long-term debt	$917	$412
Current maturities of long-term convertible debt	333	1,781
Trade payables	204	389
Deferred revenues	1,991	2,220
Employees and payroll accruals	819	1,079
Accrued expenses and other liabilities	988	1,008

Total current liabilities	5,252	6,889

LONG-TERM LIABILITIES:
Long-term debts	1,083	2,063
Convertible debt	1,667	-
Warrants and bifurcated conversion feature, presented at fair value	303	-
Accrued severance pay	1,548	1,546

Total long-term liabilities	4,601	3,609

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value - Authorized: 130,000,000 shares at December 31, 2009 and 2008; Issued and outstanding: 31,571,150 shares at December 31, 2009 and 23,196,236 shares at December 31, 2008	920	720
Additional paid-in capital	102,095	104,279
Accumulated other comprehensive loss	(453)	(455)
Accumulated deficit	(100,520)	(102,012)

Total shareholders' equity	2,042	2,532

Total liabilities and shareholders' equity	$11,895	$13,030

*)           Revised, see Note 12.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2009	*) 2008	*) 2007
Revenues:
Software licenses	$4,126	$5,373	$5,537
Maintenance and services	5,327	6,099	6,609

Total revenues	9,453	11,472	12,146

Operating costs and expenses:
Cost of software licenses	2,348	1,659	1,364
Cost of maintenance and services	722	965	1,237
Research and development, net	1,894	2,916	3,542
Selling and marketing	3,469	6,341	7,988
General and administrative	1,608	2,138	2,707
One-time employment termination and office shutdown costs	-	-	1,111

Total operating costs and expenses	10,041	14,019	17,949

Operating loss	(588)	(2,547)	(5,803)

Financial expenses, net	697	1,250	1,099
Other income (expenses)	10	-	(26)

Loss before taxes on income	(1,275)	(3,797)	(6,928)
Taxes on income	28	60	113

Net loss	$(1,303)	$(3,857)	$(7,041)

Basic and diluted net loss per share	$(0.05)	$(0.17)	$(0.30)

Weighted average number of shares used in computing basic and diluted net loss per share	28,494	23,196	23,185

*)           Revised, see Note 12.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data
				Accumulated
			Additional	other		Total	total
	Ordinary shares		paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	loss	deficit	loss	equity

Balance as of January 1, 2007	23,166,931	$720	$102,772	$(569)	$(91,114)		$11,809

Exercise of employee stock options	29,305	*) -	27	-	-		27
Warrants issued in consideration of credit line	-	-	495	-	-		495
Stock-based compensation	-	-	630	-	-		630
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	138	-	$138	138
Net loss	-	-	-	-	(7,041)	(7,041)	(7,041)

Total comprehensive loss						$(6,903)
Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(98,155)		6,058

Stock-based compensation	-	-	355	-	-		355
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(24)	-	$(24)	(24)
Net loss	-	-	-	-	(3,857)	(3,857)	(3,857)

Total comprehensive loss						$(3,881)
Balance as of December 31, 2008	23,196,236	720	104,279	(455)	(102,012)		2,532

Cumulative effect as a result of adoption of new accounting guidance related to certain equity-linked financial instruments (amendment to ASC 815-40) (see Note 2s)	-	-	(3,117)	-	2,795		(322)
Issuance of shares (rights offering), net	4,982,358	119	411	-	-		530
Conversion of short-term loan into shares	3,276,396	79	314	-	-		393
Exercise of warrants	116,160	2	12	-	-		14
Stock-based compensation	-	-	196	-	-		196
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	2	-	$2	2
Net loss	-	-	-	-	(1,303)	(1,303)	(1,303)

Total comprehensive loss						$(1,301)

Balance as of December 31, 2009	31,571,150	$920	$102,095	$(453)	$(100,520)		$2,042

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	*) 2008	*) 2007
Cash flows from operating activities:

Net loss from continuing operations	$(1,303)	$(3,857)	$(7,041)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	149	243	365
Stock-based compensation	196	322	589
Amortization of deferred charges	25	219	207
Amortization of debt discount	126	682	682
Amortization of software development costs	2,348	1,659	1,364
Increase (decrease) in accrued severance pay, net	25	110	(29)
Decrease (increase) in trade receivables, net	(255)	373	1,904
Decrease in other accounts receivable and prepaid expenses	79	255	174
Decrease (increase) in long-term prepaid expenses	20	(34)	30
Decrease in trade payables	(186)	(64)	(82)
Decrease in deferred revenues	(327)	(2)	(137)
Decrease in employees and payroll accruals	(265)	(142)	(361)
Decrease in accrued expenses and other liabilities	(34)	(75)	(203)
Decrease in long-term debts	(63)	-	-
Capital loss from sale and disposal of property and equipment	-	63	99
Revaluation of restricted cash	(2)	-	-
Changes in fair value of warrants and bifurcated embedded conversion feature	253	-	-

Net cash provided by (used in) operating activities from continuing operations (reconciled from continuing operations)	786	(248)	(2,439)
Net cash provided by operating activities from discontinued operations (reconciled from discontinued operations)	-	-	33

Net cash provided by (used in) operating activities	786	(248)	(2,406)

Cash flows from investing activities:

Restricted cash, net	-	(47)	(17)
Purchase of property and equipment	(19)	(38)	(112)
Capitalization of software development costs	(378)	(837)	(1,263)
Proceeds from sale of property and equipment	-	-	8

Net cash used in investing activities	(397)	(922)	(1,384)

Cash flows from financing activities:

Proceeds from exercise of employee stock options	-	-	27
Receipt of long-term debt	-	393	1,983
Proceeds from issuance of shares (rights offering)	530	-	-
Proceeds from exercise of warrants	14	-	-
Repayment of long-term debt	(10)	(17)	(2,018)

Net cash provided by (used in) financing activities	534	376	(8)

Foreign currency translation adjustments on cash and cash equivalents	25	(47)	39

Increase (decrease) in cash and cash equivalents	948	(841)	(3,759)
Cash and cash equivalents at the beginning of the year	480	1,321	5,080

Cash and cash equivalents at the end of the year	$1,428	$480	$1,321

*)           Revised, see Note 12.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007

Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Interest	$153	$233	$228

Income taxes, net of refund	$(19)	$10	$84

Supplemental disclosure of non-cash investing and financing activities:

Issuance of warrants in consideration of credit line	$-	$-	$495

Stock-based compensation that was capitalized as part of capitalization of software development costs	$-	$33	$41

Conversion of short-term loan into shares	$393	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Attunity Ltd. ("the Company" or "Attunity") and its subsidiaries develop, market and support real-time data integration and event capture software. Using Attunity's software, organizations are able to connect, transfer, join and stream to and from a variety of data sources in real-time. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision - an application generator; APTuser - a database retrieval and production report generator.

b.
In 2009, 2008 and 2007, the Company had one distributor that accounted for 9.3%, 5.5% and 16.9% of revenues, respectively. In 2009 and 2008, the Company had another distributor that accounted for 12.0% and 4.0% of the revenues, respectively.

c.
In December 2008, the Company sold the assets and liabilities, including the intellectual property and the customer base, of Attunity Software Services (1991) Ltd., a wholly-owned subsidiary, for a consideration of $ 10. Due to immateriality, the results of Attunity Software Services (1991) Ltd. were not classified as discontinued operations.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, tax assets and tax liabilities, stock-based compensation costs, and certain financial instruments classified as liabilities, as well as in estimates used in applying the revenue recognition policy related to separation of multiple elements. Actual results could differ from those estimates.

b.
Financial statements in U.S. dollars ("dollars"):

A majority of the revenues of the Company and of certain of its subsidiaries is generated in dollars. In addition, a substantial portion of the Company's and certain subsidiaries' costs are denominated in dollars. Accordingly, the Company's management has determined that the dollar is the currency in the primary economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar.

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

ATTUNITY LTD AND ITS SUBSIDIARIES

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

d.	Cash equivalents: Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less, when purchased.

e.	Restricted cash: Restricted cash is primarily invested in highly liquid deposits. These deposits were used as a security for rented premises and for leased equipment.

f.
Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33 (mainly 33%)
Office furniture and equipment	10 - 20 (mainly 15%)
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

g.
Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant, and Equipment- Subsequent Measurement" (formerly, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In 2009, 2008 and 2007, no impairment losses were identified.

As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.
Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an annual impairment test at the reporting unit level. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

ASC 350, "Intangibles - Goodwill and Other", prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In accordance with ASC 830, "Fair Value Measurements and Disclosures", the fair value of the reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between market participants. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement. The Company assesses potential impairment on an annual basis and compares its market capitalization to its carrying amount, including goodwill. A significant decrease in its stock price could indicate a material impairment of goodwill which, after further analysis, could result in a material charge to operations. If goodwill is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the implied fair value of that goodwill. In 2009, 2008 and 2007, no impairment losses were identified.

The change in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 is due to translation adjustments.

i.
Research and development costs:

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to Be Sold, Leased, or Marketed" (formerly, SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed").

Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design.

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (1) ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues from sales of the product, or (2) the straight-line method over the estimated economic life of the product.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

At each balance sheet date, the unamortized capitalized costs of the software products are compared to the net realizable value of the product. If the unamortized capitalized costs of a computer software product exceed the net realizable value of that product, such excess is written off. The net realizable value is calculated as the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of sale. Historically, management estimated the economic life of the product to be 5 years. In October 2008, management decided that it can not provide any projections for any period beyond three years, and as a result, changed the estimated life of the product to three years. The Company accounted for the change as a change in estimation.

j.
Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes" (formerly, SFAS No. 109, "Accounting for Income Taxes"). ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2009, a full valuation allowance was provided by the Company.

Effective January 1, 2007, the Company utilizes a two-step approach for recognition and measurement of uncertain tax positions, as required by an amendment to ASC 740-10 (originally issued as "FIN 48"). In the first step, the Company evaluates the tax position taken or expected to be taken in a tax return for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. See also Note 14b.

k.
Advertising expenses:

Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $ 46, $ 54 and $ 34, respectively.

1.
Revenue recognition:

The Company generates revenues mainly from license fees and sub-license fees for the right to use its software products, maintenance, support, consulting and training services. The Company sells its products primarily through its direct sales force to customers and indirectly through distributors and Value Added Resellers ("VARs"). Both the customers and the distributors or VARs are considered to be end users. The Company is also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for software sales in accordance with ASC 985-605, "Software Revenue Recognition" (formerly, SOP 97-2, "Software Revenue Recognition", as amended).

Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. The Company does not grant a right of return to its customers.

As required by ASC 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for all the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement. Support services grant the Company's customers telephone access to technical support personnel during the term of the service. The Company recognizes revenues from software updates, maintenance and support services ratably over the term of the agreement.

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

Revenues from royalties are recognized according to quarterly royalty reports received from certain customers. Royalties are received from customers who embedded the Company's products in their own products and the Company is entitled to a percentage of the customer revenue from the combined product.

Under certain circumstances, license revenue consists of license fees received whereby under the terms of these license agreements, the Company's software is modified to that customer's specific requirements. Fees are payable upon completion of agreed upon milestones, such as delivery of specifications and technical documentation. Each license is designed to meet the specific requirements of the particular customer which include the rights to incorporate Company software into a customer's own application specific product.

Revenues from license fees that involve customization of the Company's software to customer specific specifications are recognized in accordance with ASC 605-35, "Construction-Type and Certain Production-Type Contracts".

Service revenues are recognized as the services are performed.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.
Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables.

Cash and cash equivalents and restricted cash are invested in major banks in Israel, United States, Europe and Hong Kong. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and, therefore, bear low risk.

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, the Far East, Europe and Israel. The Company performs ongoing credit evaluations of its customers and, through December 31, 2009, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The doubtful accounts expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $ 0, $ 15 and $ 47, respectively.

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

n.
Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" (formerly, SFAS 123 (revised 2004), "Share-Based Payment"). ASC 718 is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to ASC 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards.

The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected life of options granted is calculated using the Simplified Method, as defined in Staff Accounting Bulletin ("SAB") No 107, "Share-Based Payments", as the average between the vesting period and the contractual life of the options. On December 21, 2007, the SEC staff issued SAB No. 110 "Share-Based Payments" ("SAB 110"), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and therefore use an expected dividend yield of zero in the option pricing model.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2009, 2008 and 2007 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007

Dividend yield	0%	0%	0%
Expected volatility	115%	71.7%	59.6%
Risk-free interest	3.05%	2.82%	4.7%
Expected life	4 years	4 years	4 years

The Company recognizes compensation expenses for the value of its awards based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

o.	Basic and diluted net loss per share: Basic and dilutive net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year.

p.
Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date for all employees in Israel Upon termination by the Company, or other circumstances under this law employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay fund, insurance policies and by an accrual.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of these policies is recorded as an asset in the Company's balance sheet.

Severance pay expense for the years ended December 31, 2009, 2008 and 2007 amounted to $ 175, $ 271 and $ 324, respectively.

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

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures". ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Effective January 1, 2009, the Company also applies the ASC 820 model for non-financial assets and liabilities measured at fair value on a non-recurring basis at subsequent periods to their initial recognition. The adoption did not have any effect on the Company's financial statements.

ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2-	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

s.
Liabilities presented at fair value:

Effective January 2009, the Company adopted in the amendment to ASC 815-40, "Contracts in Entity's Own Equity" (formerly issued as EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock"). ASC 815-40 responded to practice questions about whether an instrument or embedded feature is indexed to the reporting company's own stock by establishing a framework for the determinations and by nullifying some previous requirements. The adoption of ASC 815-40's requirements affects issuers' accounting for warrants and many convertible instruments with provisions that protect holders from declines in the stock price ("Down-Round" provisions). Warrants with such provisions are no longer recorded in equity, and many convertible instruments with such provisions require "bifurcation" with the conversion option separately accounted for as a derivative under ASC 815, "Derivatives and Hedging" (formerly FAS 133, "Accounting for Derivative Instruments and Hedging Activities"). As a result of ASC 815-40, effective January 1, 2009, and due to the Down-Round protection of some of the Company's warrants and convertible debt, certain previously granted warrants were reclassified from shareholders' equity to liability and marked to market at each reporting date. In addition, the conversion embedded feature of the convertible debt was bifurcated and accounted as a derivative under ASC 815, marked to market at each reporting date.

The cumulative effect of this pronouncement resulted in a decrease of the accumulated deficit opening balance in 2009 of $ 2,795, consisting of $ 1,284 due to previously granted warrants, $ 636 due to bifurcation of conversion embedded feature of the convertible debt, and $ 875 as a result of cancellation of previously recognized beneficial conversion feature related to the convertible debt.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cumulative effect of this pronouncement resulted in a decrease of additional paid-in capital opening balance in 2009 of $ 3,117, consists of $ 1,304 due to previously granted warrants, $ 730 due to bifurcation of a conversion embedded feature of the convertible debt, and $ 1,083 as a result of cancellation of a previously recognized beneficial conversion feature related to the convertible debt.

t.	Adoption of new accounting policies:

1.
FASB Accounting Standards Codification:

In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

2.
Fair value measurement of non-financial assets and liabilities:

The Company adopted the provisions of ASC 820-10, "Fair Value Measurements and Disclosures" (formerly FAS 157, "Fair Value Measurements"), with respect to non-financial assets and liabilities measured at fair value on a nonrecurring basis effective January 1, 2009. The adoption of ASC 820-10 did not have a material impact on the Company's consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2008

Prepaid expenses	$50	$114
Government authorities	80	90
Other	15	17

	$145	$221

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2008

Cost:
Computers and peripheral equipment	$2,246	$2,223
Office furniture and equipment	326	330
Leasehold improvements	355	355

	2,927	2,908

Accumulated depreciation	2,686	2,537

Depreciated cost	$241	$371

As for charges on the Company's property and equipment, see Note 10.

NOTE 5:-	SOFTWARE DEVELOPMENT COSTS, NET

	December 31,
	2009	2008

Software development costs	$22,272	$21,894
Less - accumulated amortization	20,657	18,309

Amortized cost	$1,615	$3,585

Estimated amortization expenses for the years ending:

December 31,

2010	$1,119
2011	336
2012	160

$1,615

NOTE 6:-	CREDIT LINE

a.
In June 2004, the Company entered into a credit line agreement ("the Agreement") with Plenus Technologies Ltd ("Plenus" or "the lender"). According to the Agreement, the lender undertook to make available to the Company a revolving credit facility in the aggregate amount of $ 3,000. The Agreement was scheduled to expire in June 2006. The Company had not utilized any of the credit facility related to the agreement.

As part of the Agreement, the lender received a non-forfeitable exercisable warrant to purchase 250,909 of the Company's Ordinary shares at an exercise price of $ 2.75 per share (subject to price adjustments). As a result of a private placement in September 2006 (see Note 13b), the exercise price was adjusted to $ 1.25 per share.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	CREDIT LINE (Cont.)

The Company signed a new loan agreement ("the Second Agreement"), dated May 1, 2006, with the lender according to which the Company borrowed $ 2,000 effective as of March 27, 2006 ("the Effective date"). All amounts due under the Second Agreement were paid in one installment on January 2, 2007.

As part of the Second Agreement, the lender received a non-forfeitable exercisable warrant to purchase 192,000 of the Company's Ordinary shares at an exercise price of $ 1.25 per share (subject to price adjustments).

On January 31, 2007, the Company entered into a new Loan Agreement (the "New Agreement"), with the lender and its affiliates, whereby the lender provided a $ 2,000 loan.

The outstanding loan amount was due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrued interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and is being paid on a quarterly basis.

In addition, the Company issued to the lender non-forfeitable warrants, exercisable until January 30, 2012, to purchase up to 439,883 Ordinary shares at an exercise price per share of $ 1.364, subject to price adjustments.

Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant in the amount of $ 375 was recorded in 2007 as deferred charges, and was amortized over the term of the loan. The aforementioned fair value was measured according to the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0%, expected volatility of the Company's Ordinary shares of 73.8%, and an expected life of 5 years.

Effective January 1, 2009, the Company adopted an accounting pronouncement which requires issuers to reclassify certain previously granted warrants, from shareholders' equity to liability and marked to market at each reporting date. See Note 2s.

On March 30, 2009, the Company and Plenus amended the New Agreement. Under the amendment, the Company shall repay the loan amount in 24 equal monthly payments starting February 2010 and the loan will accrue interest at an annual fixed rate of 9%. The amendment became effective upon the completion of the rights offering, on May 12, 2009.

In addition, if, during the period between March 19, 2009 and March 18, 2014, the Company enters into a transaction or series of related transactions (a "Fundamental Transaction") which entails (i) the acquisition of the Company by means of a merger or other form of corporate reorganization in which 50% or more of the outstanding shares is exchanged for securities or other consideration issued or paid by the acquiring entity or, a transaction or a series of transactions in which a person or entity acquires more than 50% of the outstanding shares, (ii) the sale of all or substantially all of the assets of the Company; then an additional amount shall be paid to the lender ("the Additional Payment"): in the cases of merger or acquisition ,an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders. In the case of the sale of substantially all of the Company's assets, an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the "aggregate proceeds" shall be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and have not been assumed by the purchaser in such Fundamental Transaction.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	CREDIT LINE (Cont.)

Alternatively, for a period of fourteen (14) days commencing on the date on which the Company provides the lender with a copy of the Company's audited financial statements for the year ending December 31, 2012, provided that the consolidated revenues are equal to, or exceed, $ 18,000, the lender will be entitled, at its sole discretion and in lieu of the Additional Payment, to receive an amount equal to the higher of (i) 15% of such revenues, and (ii) $ 1,500.

According to ASC 815, "Derivatives and Hedging" (formerly EITF 00-19 and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"), the embedded derivative should be bifurcated and marked to market at each reporting date. The fair value of this embedded derivative was insignificant as of March 30, 2009 through December 31, 2009.

As part of the New Agreement, the exercise period of warrants previously issued to the lender was extended (see Note 13e (items 1 and 3)) such that the exercise period will lapse on January 30, 2012.

Following the rights offering, the exercise price of all warrants held by the lender was adjusted to $ 0.12 per share.

The Company accounted for the change in terms in accordance with ASC 470-50-40 (formerly EITF 96-19) as a non-substantive modification.

b.
In November 2008, the Company entered into a Loan Agreement ("the Loan Agreement") with certain of its directors ("the Lenders"), whereby the Lenders provided a $ 393 convertible bridge loan ("the Loan"). The Loan bore interest at an annual floating rate of LIBOR plus 5%. According to the Loan Agreement, the outstanding principal amount was to be automatically converted into equity securities of the Company upon the closing of an equity financing yielding at least $ 1,000 (which $ 1,000 are deemed to include the $ 393 from the conversion of the Loan), on the same terms and conditions (including price) of such financing. Under certain circumstances, as specified in the Loan Agreement, the number of shares to be issued upon conversion may be adjusted.

On March 31, 2009, the Company and the Lenders amended the Loan Agreement such that the Loan will be converted into equity securities upon an equity financing of at least $ 750 rather than at least $ 1,000 as described above.

Upon closing of the rights offering (see Note 13), the Loan was converted to equity on the same terms of the rights offering.

Since the number of shares issued upon conversion may be unlimited (subject to the share's price on such date) upon an event that is not in the control of the Company, according to ASC 815-40, "Derivative and Hedging- Contracts in Entity's Own Equity", the conversion feature should be bifurcated and marked to market at each reporting date.

The change in the fair value of the embedded derivative was insignificant due to the short period of time until the Loan's conversion on May 12, 2009.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2008

Government authorities	$25	$29
Accrued expenses	955	904
Others	8	75

	$988	$1,008

NOTE 8:-	CONVERTIBLE DEBT

In April 2004, the Company issued to a group of existing shareholders a convertible debt ("the Promissory Note") in the amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $ 1.75 (subject to adjustments). The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $ 1.75 per share (subject to adjustments). The warrants expired on May 4, 2007 without being exercised.

In accordance with ASC 470-20, "Debt with Conversion and Other Options", the Company allocated the total proceeds between the convertible debt and the warrants (which are recorded in additional paid-in-capital) based on the relative fair values of the instruments at the time of issuance. The aforementioned allocation resulted in a discount on the convertible debt.

In addition, under the guidelines of the ASC, the Company recognized and measured the embedded beneficial conversion feature in the convertible debt, by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital. The intrinsic value of the feature was calculated on the commitment date using the effective conversion price which had resulted subsequent to the allocation of the proceeds between the detachable warrants and the convertible debt. This intrinsic value is limited to the portion of the proceeds allocated to the convertible debt.

The aforementioned accounting treatment resulted in a total debt discount equal to the full face amount of the debt ($ 2,000). The discount was amortized over a five-year period from the date of issuance until the stated redemption date of the debt.

In September 2006, following a private placement conducted by the Company, the conversion price was adjusted to $ 1.25 per share. As a result, the number of shares that would be received upon conversion increased by 457,143 shares to 1,600,000 shares.

The aforementioned accounting treatment resulted in an incremental debt discount of $ 730. The discount was amortized over a 2.25 year period from the date of the adjustment until the stated redemption date of the debt.

During the years ended December 31, 2009, 2008 and 2007, the Company recorded financial expenses in the amount of $ 126, $ 682 and $ 682, respectively, attributed to the amortization of the aforementioned debt discount.

Issuance expenses in respect of the convertible debt in the amount of $ 247 were deferred and recorded as "deferred charges". These deferred charges are amortized over the period from the date of issuance to the stated redemption date of the debt.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	CONVERTIBLE DEBT (Cont.)

Effective January 1, 2009, the Company adopted an accounting pronouncement which requires issuers to bifurcate the conversion embedded feature of the convertible debt and marked to market at each reporting date. See Note 2s.

As of December 31, 2009, no shares were issued pursuant to the debt conversion terms.

In January 2009, the Company entered into an agreement with the holders of the Promissory Notes ("the Extension Agreement"), whereby the maturity date of the Promissory Notes will be extended by 18 months from May 4, 2009 to November 4, 2010. The Extension Agreement was contingent on the conversion into equity securities of the entire outstanding principal amount of the Loan, as described in Note 6b. In consideration of extending the repayment date, the holders of the Promissory Notes will receive the following:

(1)	The interest rate of the Promissory Notes was increased from an annual rate of five percent (5%) to a floating annual rate of the LIBOR rate plus five percent (5%);

(2)	The Company will not be able to obtain new loans which are ranked senior to, or parri passu with, the Promissory Notes; and

(3)
Warrants held by the holders of the Promissory Notes and another person (as detailed in Note 13b), exercisable into a total of 600,000 Ordinary shares, were amended so that (1) the expiration date was extended by 18 months from October 9, 2009 to April 9, 2011 and (2) price adjustment mechanism, was amended so that any financing of more than $ 100 (instead of $ 1,500) will trigger such price protection adjustment.

As of December 31, 2009, the  accrued interest on the Promissory Note was outstanding. Under the Promissory Note terms, failure to pay interest when due  constitutes an event of default and accordingly entitles the lenders to the right to declare  the unpaid principal balance together with the interest accrued, immediately due. Subsequent to the balance sheet date, the Company has entered into the Second Extension Agreement (see below) with the lenders, and paid the outstanding accrued interest.
In March 2010, the Company entered into another extension agreement ("the Second Extension Agreement") with the holders of the Promissory Note, whereby the maturity date will be extended from November 4, 2010, such that the aggregate principal amount will become due and payable in six equal quarterly installments of $ 333 starting from November 4, 2010. In consideration, the holders will receive the following:

1.	The interest rate of the Promissory Note was increased from an annual rate of LIBOR plus five percent (5%) to a fix rate of nine percent (9%), payable in cash together with the applicable installment;

2.
Warrants held by the holders of the Promissory Note and another person, exercisable into a total of 600,000 Ordinary shares, were amended so that the expiration date was extended from April 9, 2011 to the later of (1) February 9, 2012, and (2) the date on which the principal amount under the Promissory Note issued to the holders, and any interest accrued and outstanding thereon, will have been fully repaid to the holders;

3.
The definition of what constitutes an "event of default" would include (1) a failure by the Company to pay, when due, indebtedness of more than $ 100 and (2) the declaration of an event of default by Plenus; and

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	CONVERTIBLE DEBT (Cont.)

4.
Other than with respect to Mr. Shimon Alon, the Company's Chairman and CEO, and two other directors, who waived their entitlement to the following, the holders of the Promissory Note will also be entitled to the following:

a)
If the Company fails to timely pay any installment (including interest), and the same is not remedied within ten (10) days, the Company will be required to issue additional warrants to the holders (1) at an exercise price equal to the average closing price of our Ordinary shares in the 14 trading days following the relevant due date, but not less than $ 0.12 per share, and (2) that are exercisable into a number of Ordinary shares equal to 100% of the unpaid balance of the installment divided by the applicable exercise price. The aforesaid delay in the payment of 10 days or more shall not be considered an event of default provided that these warrants are issued within 45 days following the relevant due date; and

b.
In addition, if the Company fails to timely pay such installment (including interest), and the same is not remedied within 90 days from the date it is due, then the Company will be required to issue warrants to the holders (1) at an exercise price equal to the average closing price of its Ordinary shares in the 14 trading days following the aforesaid 90th day, but not less than $ 0.12 per share and (2) that are exercisable into a number of Ordinary shares equal to 60% of the unpaid balance of the principal amount less the installment (that triggered the issuance above) divided by the applicable exercise price. A delay in payment of more than 90 days will be considered an event of default.

The principal terms of the Second Extension Agreement were approved by the Company's shareholders on December 31, 2009.

The Company accounted for the Second Extension Agreement in accordance with ASC 470-50-40 (formerly EITF 96-19) as a non-substantive modification.

	December 31,
	2009	2008

Principal of debt	$2,000	$2,000
Unamortized debt discount	-	(219)

Convertible debt, net	$2,000	$1,781

NOTE 9:-	LONG-TERM DEBTS

	December 31,
	2009	2008

Long-term loan (see Note 6a)	$2,000	$2,000
Long-term liability	-	63
Capital lease obligations, linked to the Israeli Consumer Price Index and bearing interest of 5%	-	10

	2,000	2,073
Less - current maturities	917	10

	$1,083	$2,063

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	LONG-TERM DEBTS (Cont.)

As of December 31, 2009, the aggregate annual maturities of long-term debts are as follows:

First year (current maturities)	$917
Second year	1,000
Third year	83

$2,000

See also Note 10.

NOTE 10:-	CHARGES (ASSETS PLEDGED)

a.
In order to secure the Company's obligations and performance pursuant to the New Agreement described in Note 6a, the Company recorded a first priority fixed charge in favor of the lender on all of its intellectual property, and a first priority floating charge in favor of the lender on all of its rights, title and interest in all its assets. The Security Agreements contain certain limitations, among other things, on the Company's ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of the lenders.

b.	As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in June 2014. In addition, the Company leases motor vehicles and computers and peripheral equipment under operating leases. Future minimum commitments under these leases as of December 31, 2009, are as follows:

Year ended December 31,	Operating leases

2010	$691
2011	169
2012	111
2013	81
2014	41

$1,093

b.
Rent expenses under operating leases for the years ended December 31, 2009, 2008 and 2007 were $ 730 (net of sublease income in the amount of $ 60), $ 1,143 and $ 1,512, respectively.

The Company has granted a bank guarantee in the amount of $ 141 to its Israeli office lessor to cover the last 3 months of rent and a bank guarantee in the amount of $ 57 to a vendor in conjunction with an operating lease.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	PRIOR PERIOD MISSTATEMENTS

In 2009, the Company noted that it had underprovided for certain business tax and employee payroll benefits in a foreign operation. As a result, the Company understated operating expenses in the years ended December 31, 2008 and 2007 by $ 14 and $ 17, respectively, tax expenses by $ 18 and $ 16, respectively and financial expenses by $ 13 and $ 11, respectively. In addition, the accumulated deficit as of January 1, 2007 had been understated by $ 201. The Company determined that these errors are immaterial to the 2008 and 2007 consolidated financial statements. Under SAB No. 108, "Considering the Effects of prior Year Misstatements in Current Year Financial Statements", the Company assessed the materiality of making this correction in the current period and concluded that the correction of this misstatement in current period would be material to the consolidated financial statements. Based on these facts, the Company has revised the December 31, 2008 consolidated balance sheet and the 2008 and 2007 statements of operations within these financial statements.

	December 31, 2008		December 31, 2008
	as reported	Revision	as revised

Consolidated balance sheet as of December 31, 2008:

Employees and payroll accruals	$1,079	$-	$1,079
Accrued expenses and other liabilities	$718	$290	$1,008
Total current liabilities	$6,599	$290	$6,889
Accumulated deficit	$101,722	$290	$102,012
Total shareholders' equity	$2,822	$(290)	$2,532

The net effect on the accumulated losses as of January 1, 2008 amounts to $ 245.

	Year ended December 31, 2008 as reported	Revision	Year ended December 31, 2008 as revised
Consolidated statement of operations - year ended December 31, 2008:
Costs and expenses:
Cost of revenues	$2,624	$-	$2,624
Research and development, net	$2,903	$13	$2,916
Selling and marketing	$6,340	$1	$6,341
General and administrative	$2,138	$-	$2,138

Total operating expenses	$14,005	$14	$14,019

Financial expenses, net	$1,237	$13	$1,250

Loss before taxes on income	$3,770	$27	$3,797

Taxes on income	$42	$18	$60

Net loss	$(3,812)	$(45)	$(3,857)

Basic and diluted net loss per share	$(0.16)	$(0.01)	$(0.17)

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	PRIOR PERIOD MISSTATEMENTS (Cont.)

	Year ended December 31, 2007 as reported	Revision	Year ended December 31, 2007 as revised
Consolidated statement of operations - year ended December 31, 2007:
Costs and expenses:
Cost of revenues	$2,601	$-	$2,601
Research and development, net	$3,528	$14	$3,542
Selling and marketing	$7,985	$3	$7,988
General and administrative	$2,707	$-	$2,707
Employment termination and office shutdown costs	$1,111	$-	$1,111

Total operating expenses	$17,932	$17	$17,949

Financial expenses, net	$1,088	$11	$1,099

Loss before taxes on income	$(6,900)	$(28)	$(6,928)

Taxes on Income	$97	$16	$113

Net loss	$(6,997)	$(44)	$(7,041)

Basic and diluted net loss per share	$(0.30)	$-	$(0.30)

NOTE 13:-	SHAREHOLDERS' EQUITY

a.
The Company's Ordinary shares are traded on the OTC BB.

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.
On September 28, 2006, the Company signed a private placement agreement with certain investors. Pursuant to the agreement, the Company issued 4,800,000 of its Ordinary shares at $ 1.25 per share for a total consideration of $ 6,000. The investors also received, at no additional consideration, warrants to purchase 2,400,000 Ordinary shares at an exercise price of $ 1.25 per share, exercisable within three years from the issuance date. These warrants, except warrants to purchase 600,000 Ordinary shares held by the holders of the Promissory Note (see also Note 8), expired without being exercised.

c.
On May 12, 2009, the Company completed a rights offering raising cash proceeds of approximately $ 600 (excluding offering expenses and the conversion of the Loan - see Note 6b). The Loan was converted into equity on the same terms of the rights offering. The Company issued to the subscribing shareholders and the Lenders a total of 8,258,754 Ordinary shares and three-year warrants exercisable into 4,129,376 shares, at an exercise price of $ 0.12 per share.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

As a result of the rights offering, the holders of the Promissory Note became entitled, in accordance with the original terms of the Promissory Note, to receive rights, exercisable until the maturity of the debt, to acquire up to an aggregate of 856,672 Ordinary shares at a purchase price of $ 0.12 per share, and for each two ordinary shares so purchased, warrants to purchase up to 428,336 Ordinary shares at an exercise price of $ 0.12 per share.

d.
Stock Option Plans:

Under the Company's 1994, 1998, 2001 and 2003 Stock Option Plans ("the Plans"), the Company has granted options to purchase Ordinary shares to employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company's Ordinary shares on the date of grant for incentive stock options and 75% of the fair market for non-qualified options. Under the terms of these Plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant or with the date of hire (for new employees at their first grant). The options generally expire no later than 6 years from the date of the grant, and are non-transferable, except under the laws of succession.

Under the Plans, 7,200,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration, become available for future grants. As of December 31, 2009, there are 1,828,032 options available for future grants.

The following is a summary of the Company's stock options granted under the Plans:

	Year ended December 31, 2009
	Number of options	Weighted average exercise price	Aggregate intrinsic value
	In thousands		In thousands

Outstanding at beginning of year	5,443	$1.17	$-
Granted	1,347	$0.17	$100
Exercised	-	$-	$-
Canceled or forfeited	(2,332)	$1.32	$-

Outstanding at end of year	4,458	$0.79	$-

Vested and expected to vest at end of year	4,277	$1.08	$151

Exercisable at end of year	2,191	$1.36	$17

*)
During 2007, the Company modified the exercise price of certain out-of-the-money stock options to $ 0.50. The modification resulted in an incremental deferred fair value of approximately $ 45 that is amortized over the remaining vesting period.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007, was $ 0, $ 0 and $ 6, respectively.

P-27

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2009, there was $ 269 of total unrecognized compensation cost related to non-vested share-based compensation that expected to be recognized over a period of 3 years.

The options outstanding as of December 31, 2009, have been separated into ranges of exercise price as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

0.08	300	5.00	0.08	100	5.00	0.08
0.12	908	5.12	0.14	1	5.11	0.13
0.25	310	6.00	0.25	-	-	-
0.30	960	4.02	0.30	320	4.02	0.30
0.49-0.58	1,067	3.24	0.53	857	3.08	0.52
1.05-1.42	341	0.72	1.31	341	0.72	1.31
1.92-2.19	290	4.31	1.97	290	4.31	1.97
2.42-2.46	150	1.66	2.45	150	1.66	2.45
6.5-10.13	132	0.31	7.95	132	0.31	7.95

	4,458		0.79	2,191		1.36

Weighted average fair values and weighted average exercise prices of options whose exercise prices are equal to the market price of the shares at date of grant are as follows:

	Year ended December 31,
	2009		2008		2007
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Equals market price at date of grant	$0.13	$0.17	$0.18	$0.35	$0.577	$1.13

Upon exercise of options by employees, the Company has a policy of issuing registered shares for all options exercised.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Warrants:

 The Company's outstanding warrants and rights, are as follows:

Issuance date	Outstanding as of December 31, 2009	Exercise price	Exercisable as of December 31, 2009	Exercisable through

June 2004 (1)	250,909	$0.12	250,909	January 30, 2012
May 2006 (1)	192,000	$0.12	192,000	January 30, 2012
September 2006 (2)	600,000	$0.12	600,000	April 9, 2011(*)
January 2007 (1)	439,883	$0.12	439,883	January 30, 2012
May 2009 (3)	4,129,376	$0.12	4,129,376	May 2012

	5,612,168		5,612,168

(1)	Issued to the lender as part of the credit line agreement (see Note 6a).
(2)	Issued in connection with the private investment carried out in September 2006 (see Note 13b).
(3)	Issued with shareholders who participated in the rights offering and to Lenders (see Note 13c).
(*)	Extended as part of the Second Extension Agreement, such that the securities will be exercisable through February, 2012. See Note 8.

NOTE 14:-	INCOME TAXES

a.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

Certain production facilities of the Company and its subsidiary, Attunity Software Services Ltd ("ASS"), have been granted an "Approved Enterprise" status under the Investment Law in six investment programs.

According to the provisions of the Law, the Company has elected to enjoy the "alternative benefits" track - the waiver of grants in return for a tax exemption and, accordingly, income derived from the "Approved Enterprise" will be tax-exempt for a period of two years commencing with the year it first earns taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in the Company, for an additional period of five to eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. The period of benefits for those programs has not yet commenced.

Tax benefits under the Investment Law are conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limited the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

b.
Effective January 1, 2007, the Company adopted an amendment to ASC 740 (formerly FIN 48) which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement on January 1, 2007. The adoption of this Standard did not have any effect on the Company's financial statements. During the years ended December 31, 2009, 2008 and 2007, there were no changes in the Company's tax positions or in the Company's liability for unrecognized tax benefits.

c.	Tax loss carryforwards: Net operating loss carryforwards as of December 31, 2009 are as follows:

Israel	$48,258
United States *)	2,954
UK	2,731
Hong Kong	2,337
Other	809

$57,089

Net operating losses in Israel, the UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will expire in the years 2010-2028.

*)
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

ATTUNITY LTD AND ITS SUBSIDIARIES

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
Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2009	2008

Net operating loss carry forwards	$15,022	$16,137
Temporary differences	2,144	1,249

Total deferred tax asset before valuation allowance	17,166	17,386
Less - valuation allowance	(17,166)	(17,386)

Net deferred tax assets	$-	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

e.
Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company (2007 - 29%, 2008 - 27%, 2009 - 26%) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods). Tax expenses mainly represent business taxes in certain foreign locations.

f.	Pre-tax loss:

	Year ended December 31,
	2009	*) 2008	*) 2007

Domestic	$(1,511)	$(4,821)	$(7,209)
Foreign	236	1,024	281

	$(1,275)	$(3,797)	$(6,928)

*)	Revised, see Note 12.

g.
Reduction in corporate tax rate:

Taxable income of Israeli companies is subject to the tax at the rate of the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005, 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

h.	Tax reports filed by the Company through the year ended December 31, 2005 are considered final.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	ENTITY-WIDE DISCLOSURES

Revenues by geographical areas were as follows:

	Year ended December 31,
	2009	2008	2007

Israel	$637	$1,081	$1,071
United States	5,872	7,019	7,477
Europe	1,319	1,717	1,988
Far East	963	1,063	1,082
Other	662	592	528

	$9,453	$11,472	$12,146

In 2009, 2008 and 2007, over 90% of license revenues are derived from the connectivity and change data capture products.

In 2009, 2008 and 2007, the Company had one distributor that accounted for 9.3%, 5.5% and 16.9% of revenues, respectively. In 2009 and 2008, the Company had another distributor that accounted for 4.0% and 12.0% of the revenues, respectively.

The Company's long-lived assets are as follows:

	December 31,
	2009	2008

Israel	$8,158	$10,359
United States	-	20
Other	11	15

	$8,169	$10,394

NOTE 16:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development costs, net:

	Year ended December 31,
	2009	*) 2008	*) 2007

Total costs	$2,272	$3,753	$4,805
Capitalized software development costs	(378)	(837)	(1,263)

	$1,894	$2,916	$3,542

*)	Revised, see Note 12.

b.
Termination costs:

During 2007, the Company recorded $ 1,111 as one-time employment termination and office shutdown costs in respect of terminating its entire French and Australian subsidiaries' activity in March 2007 and part of its worldwide workforce in October 2007.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Financial income (expenses), net:

	Year ended December 31,
	2009	*) 2008	*) 2007
Financial income:
Interest	$1	$13	$115
Exchange rate differences , net	33	-	-

	34	13	115
Financial expenses:
Interest	(332)	(308)	(317)
Amortization of debt discount	(126)	(682)	(682)
Amortization of deferred expenses (issuance expenses and credit line costs)	(20)	(219)	(207)
Exchange rate differences, net	-	(54)	(8)
Revaluation of liabilities presented at fair value	(253)	-	-

	(731)	(1,263)	(1,214)

	$(697)	$(1,250)	$(1,099)

*)        Revised, see Note 12.

In 2009, 2008 and 2007, the financial expenses include non-cash amounts of $ 145, $ 730 and $ 731, respectively, related to the convertible debt issued to principal shareholders and described in Note 8.

In 2009, 2008 and 2007, the financial expenses include non-cash amounts of $ 0, $ 165 and $ 151, respectively, related to the credit line described in Note 6a.

In 2009, the financial expenses include a non-cash amount of $ 253, related to the revaluation of liabilities presented at fair value.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD

By:	/s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated:  April 7, 2010