Form 20-F
period 2010-12-31
ATTUNITY LTD
filed 2011-03-31
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Dror Harel-Elkayam, CFO
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2010): 32,269,695

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.

☐Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes   ☒ No

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

☐Yes   ☒ No

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

•
“Investors Group” are to a group of investors, which included, among others, Mr. Shimon Alon, the Chairman of our board of directors and our Chief Executive Officer, Mr. Ron Zuckerman, a member of our board of directors, and Mr. Itzhak (Aki) Ratner, our former Chief Executive Officer and, until December 30, 2010, a member of our board of directors. The shareholders agreement among the members of the Investors Group expired on March 1, 2007;

•
"Convertible Notes" or "Convertible Promissory Notes" are to the convertible promissory notes we issued to the Investors Group pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, by and between us and the Investors Group, or the Note Agreement;

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

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On March 25, 2011, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.555 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

-iii -

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 3.D. – “Risk Factors”,  Item 4 – “Information on the Company”,  Item 5 – “Operating and Financial Review and Prospects” and Item 10.C – “Material Contracts”, including but not limited to statements, if any, about our expected revenues or performance, as well as elsewhere in this annual report. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. – “Risk Factors” and in our other filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

-iv -

TABLE OF CONTENTS

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
B.	Business Overview	17
C.	Organizational Structure	25
D.	Property, Plants and Equipment	25
ITEM 4A.	UNRESOLVED STAFF COMMENTS	25
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A.	Operating Results	26
B.	Liquidity and Capital Resources	36
C.	Research and Development, Patents and Licenses	39
D.	Trend Information	39
E.	Off-Balance Sheet Arrangements	39
F.	Tabular Disclosure of Contractual Obligations	39
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	40
A.	Directors and Senior Management	40
B.	Compensation	42
C.	Board Practices	44
D.	Employees	50
E.	Share Ownership	51
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53
A.	Major Shareholders	53
B.	Related Party Transactions	56
ITEM 8.	FINANCIAL INFORMATION	56
A.	Consolidated Statements and Other Financial Information	56
B.	Significant Changes	57
ITEM 9.	THE OFFER AND LISTING	57
A.	Offer and Listing Details	57
B.	Plan of Distribution	58
C.	Markets	58
D.	Selling Shareholders	58
E.	Dilution	58
F.	Expense of the Issue	58
ITEM 10.	ADDITIONAL INFORMATION	58
A.	Share Capital	58
B.	Memorandum and Articles of Association	58
C.	Material Contracts	64

- v -

- vi -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2010, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010 and 2009, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008, 2007 and 2006, which have also been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 - “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Balance Sheet Data:

	December 31,
	2010	2009	2008	2007	2006
	(U.S. dollars in thousands)
Working capital (deficiency)	$(2,643)	$(2,710)	$(5,480)	$(2,328)	$878
Total assets	10,705	11,895	13,030	15,657	21,353
Current maturities of long term-debt, short-term convertible debt, including current maturities of long-term convertible debt	1,259	1,250	2,193	18	2,022
Long-term debt, less current maturities	1,661	2,750	2,000	2,009	23
Warrants and bifurcated conversion feature, presented at fair value	1,215	303	-	-	-
Shareholders’ equity	733	2,042	2,532	6,058	11,809
Paid in capital	102,459	102,095	104,279	103,924	102,772

Income Statement Data:

	Year ended December 31,
	2010	2009	2008	2007	2006
	(U.S. dollars in thousands, except per share data)

Software License	$4,645	$4,126	$5,373	$5,537	$6,652
Maintenance and services	5,430	5,327	6,099	6,609	6,696
Total revenues	10,075	9,453	11,472	12,146	13,348

Cost of revenues	1,951	3,070	2,624	2,601	2,744
Research and development costs, net (1)	2,482	1,894	2,916	3,542	3,538
Selling and marketing expenses	3,831	3,469	6,341	7,988	9,559
General and administrative expenses	1,854	1,608	2,138	2,707	3,080

Restructuring and termination costs	--	--	--	1,111	--

Total operating expenses	10,118	10,041	14,019	17,949	18,921
Operating loss	(43)	(609)	(2,547)	(5,803)	(5,573)
Financial expenses, net	(1,389)	(697)	(1,250)	(1,099)	(895)
Other income (expenses)	1	10	--	(26)	15
loss before taxes on income	(1,431)	(1,275)	(3,797)	(6,928)	(6,453)
Income taxes	74	28	60	113	187
Loss from continued operations	(1,505)	(1,303)	(3,857)	(7,041)	(6,640)

Net loss	(1,505)	(1,303)	(3,857)	$(7,041)	$(6,640)
Basic and diluted net loss per share	$(0.05)	$(0.05)	$(0.17)	$(0.30)	$(0.34)
Basic and diluted net loss per share	$(0.05)	$(0.05)	$(0.17)	$(0.30)	$(0.34)
Number of shares used to compute basic and diluted loss per share	31,973	28,494	23,196	23,185	19,333
_________________
(1)
Total research and development costs are offset in part by capitalization of certain computer software development costs. See Notes 2i and 5 to our consolidated financial statements included elsewhere in this annual report and the discussion under Item 5.A- “Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies."

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

We incurred an operating loss in each of last five fiscal years, and incurred a $43,000 loss in the fiscal year ended December 31, 2010. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses, which, as of December 31, 2010, were approximately $102 million.

We depend on strategic relationships with our distributors, OEM and VAR partners and our revenues may be reduced if such relationships are not successful or terminated. In particular, a loss of one of our OEM partners may have a material adverse effect on our business, operating results and financial condition.

Our products and services are sold through both direct and indirect channels, including distributors, value-added resellers, or VAR, and original equipment manufacturers, or OEM, partners. Specifically, we rely on strategic relationships with OEM partners and resellers to sell our products and services and these relationships are likely to account for a larger portion of our revenues in the future. Typically, where our fees depend on orders of products (and not fixed license fees), these parties are not obligated to sell any of our products. Any failure of these relationships to market our products effectively or generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could harm our operations and profitability.

In particular, we rely on our strategic relationship with Microsoft Corporation, or Microsoft. As we recently announced, we entered into two five–year OEM agreements with Microsoft for an aggregate consideration of nearly $9 million, of which payments of approximately $3.8 million are expected during 2011. These agreements are expected to be recognized to our revenues ratably during the five year term of these agreements starting 2011. Aside from the strategic importance of these agreements to us, Microsoft is expected to account for a material portion of our revenues in the coming years. While our OEM agreements with Microsoft provide for fixed fees which are not dependent on orders of the products, the payments under these agreements are dependent on our ability to timely deliver the products to, and adhere to the specifications of, Microsoft. In addition, we view our relationship with Microsoft as strategic to our business and future growth. As such, if we are not able to timely deliver the products to, or adhere to the specifications of, Microsoft, or our relationship with Microsoft is otherwise not successful or strained, it may have a material adverse effect on our business, operating results and financial condition.

Severe global economic conditions may materially adversely affect our business.

Our business and financial condition is substantially affected by global economic conditions. Starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. Although the global economy showed signs of recovery throughout 2010 and the economic outlook for 2011 has improved, should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition.

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our credit facilities.

We are a party to a certain loan agreement with Plenus Technologies Ltd., or Plenus, as amended, or the Plenus Loan.  We are also a party to the Note Agreement, pursuant to which we issued the Convertible Notes.  The Plenus Loan and the Convertible Notes contain a number of restrictive covenants that limit our operating flexibility. These covenants include, among other things, limitations on liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on acquisitions, dispositions of assets, changes in the general nature of our business and distribution of dividends. Such obligations may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

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

Fluctuations in our share price may lead to recognition of financial expenses or income, which could have a material impact on our results of operations.

Effective January 2009, we adopted the amendment to ASC 815-40, "Contracts in Entity's Own Equity". In general, the adoption of ASC 815-40 affected our accounting for certain outstanding warrants and the conversion feature of our Convertible Notes, all of which contained antidilution and/or price protection provisions, in that we had to reclassify these securities from shareholders' equity to liabilities and mark to market at each reporting date. Specifically, in 2010, of a total of $1.4 million of net financial expenses, approximately $1.0 million are attributed to the increase in the valuation of warrants and conversion features of the Convertible Notes compared to approximately $0.25 million in 2009. The valuation was increased as a result of the appreciation of our share price as of December 31, 2010 compared to December 31, 2009 as well as a modification to the terms of the Convertible Notes. In general, for as long as such antidilution and price protection features exist in the warrants and Convertible Notes, any future change in our share price will lead to recognition of financial income (in the event of decrease of our share price) or financial expense (in the event of increase of our share price) in accordance with ASC 815-40, which could have a material impact on our results of operations. On March 29, 2011, we were able to secure waivers from the price protection provisions from the holders of some of these warrants, which waivers are expected to partially mitigate the aforesaid impact of fluctuations in our share price over our financial income or expense.

We may need to raise additional capital in the future, which may not be available to us.

We had cash and cash equivalents of approximately $0.9 million as of December 31, 2010 and current maturities of long term loans of approximately $1.3 million. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2012, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all.

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

Our operating results fluctuate significantly and are affected by seasonality.

Our quarterly results have fluctuated significantly in the past and may fluctuate significantly in the future.  Our future operating results will depend on many factors, including, but not limited to, the following:

•	the size and timing of significant orders and their timely fulfillment, including with respect to the OEM agreements with Microsoft;

•	demand for our products;

•	seasonal trends and general domestic and international economic and political conditions, among others;

•	changes in our pricing policies or those of our competitors;

•	the number, timing and significance of product enhancements;

•	new product announcements by us and our competitors;

•	our ability to successfully market newly acquired products and technologies;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	product life cycles;

•	software bugs and other product quality problems;

•	personnel changes;

•	changes in our strategy;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	the inherent uncertainty in marketing new products or technologies.

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

We are based in Israel and generate a large portion of our sales outside the United States.  Our sales outside of the United States accounted for 39.9%, 37.9% and 38.2% of our total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

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

We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights.  Except for our federal trademark registrations, we do not have any trademark, patent or copyright registrations. To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists.  In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

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

A material portion of our revenues is dependent on maintenance payments from customers using our legacy products.

Approximately 9.7%, 10.0% and 11.4% of our total revenues in the years ended December 31, 2010, 2009 and 2008, respectively, were derived from annual maintenance fees made by customers who use our legacy software products.  In 2010, 2009 and 2008, these revenues on a consolidated basis totaled approximately $1.0, $0.9 million and $1.3 million, respectively. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a reduction in our maintenance revenues and adversely affect our operating results.

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

We are currently developing new products as well as enhancements and new features to our existing products. We may not be able to successfully complete the development and market introduction of new products or product enhancements or new features.  If we fail to develop and deploy new products and product enhancements or features on a timely basis or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. For example, in late 2005, we launched Attunity InFocus, and, following significant investments in developing and marketing of this product which have not resulted in generating strong demand for this product, we determined to end the sales of this product in the end of 2008.  We now focus our efforts on the sale and marketing of our other products, including the new Attunity Data Replication, our Operational Data Replication solution, and believe that successful positioning of our products is a critical factor in our ability to achieve growth.

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

Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Mr. Alon, the Chairman of our board of directors and our Chief Executive Officer.  Any loss of the services of members of our senior management or other key personnel, and especially those of Mr. Alon, would adversely affect our business.

Our business and operating results may be adversely affected by competition, including as a result of consolidation of our competitors.

The markets for our software products are fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration and event capture market in particular.  For example, in July 2009, Oracle acquired Golden Gate Software.  Consolidation and mergers in our market may result in stronger competition by larger companies that threaten our market positioning.

Our existing and potential competitors, such as IBM, Informatica Corporation, iWay software and Oracle (following the acquisition of Golden Gate) who compete with our connectivity and our change data capture, or CDC, product offerings, may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Although our internal control over financial reporting was considered effective as of December 31, 2010, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a) have resulted in a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not and is not required to be audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

Risk Factors Relating to Our Ordinary Shares

The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.

In February 2008, our ordinary shares were delisted from the NASDAQ Capital Market and, since February 26, 2008, they have been quoted on the OTCBB, an electronic quotation medium regulated by the Financial Industry Regulatory Authority.  Securities traded on the OTCBB typically have low trading volumes. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. As a result, there may be only a limited public market for our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares. In addition, unlike the NASDAQ Stock Market and the various international stock exchanges, there are no corporate governance requirements imposed on OTCBB-traded companies.

Our ordinary shares may become subject to the “penny stock” rules of the SEC which will make transactions in our ordinary shares cumbersome and may reduce the value of our shares.

The SEC has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 generally requires:

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

Disclosure also has to be made by the broker or dealer about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in our market value if we were to become subject to the said "penny stock" rules.

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

Provisions of our OEM agreements with Microsoft may make an acquisition of us more difficult, which could depress the price of our shares.

Pursuant to the OEM agreements we recently entered with Microsoft with respect to our CDC and open database connectivity, or ODBC, technologies, Microsoft is entitled to a right of first offer, whereby we are required to notify Microsoft in the event that we wish to sell our company or sell or grant an exclusive license of the technology underlying the CDC or ODBC products, as the case may be, and, if the offer is accepted by Microsoft, negotiate such transaction with Microsoft, or, if rejected by Microsoft, we may enter into such transaction with a third party only on substantially the same or more favorable terms than the initial offer made by us to Microsoft. Microsoft is also entitled to terminate the OEM agreements under certain circumstances, including upon a change of control of our company. These provisions, taken as a whole, may have the effect of making an acquisition of our company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Provisions of the Plenus Loan may make an acquisition of us more costly or difficult, which could depress the price of our shares.

The Plenus Loan requires us to prepay the full outstanding loan amount (currently, $1.0 million) in the event we undergo a change of control, including equity financings in which we raise $15 million or more. In addition, if on or before March 18, 2014, we enter into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then, without derogating from the obligation to repay the outstanding loan, we will be required to pay an additional amount to Plenus equal to, in general, the higher of (1) 15% of the outstanding loan amount, and (2) 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction. Alternatively, if our consolidated revenues for 2012 are equal to, or exceed, $18 million, Plenus will be entitled, in lieu of the payment upon a Fundamental Transaction described above, to receive an amount equal to the higher of (1) 15% of such revenues and (2) $1.5 million. As a result, an acquisition of our company that triggers the said payments will be more costly to a potential acquirer and these provisions, taken as a whole, may have the effect of making an acquisition of our company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Our directors and executive officers own a substantial percentage of our ordinary shares.

As of March 1, 2011, our directors and executive officers beneficially own approximately 25.6% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares on exercise or conversion of outstanding warrants and Convertible Notes and/or substantial future sales of our ordinary shares may depress our share price.

As of March 1, 2011, we had approximately 33.1 million ordinary shares issued and outstanding and approximately 12.7 million of additional ordinary shares which are issuable upon exercise of outstanding employee options, warrants, rights to subscribe for shares and upon the conversion of our Convertible Notes. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issuable upon the exercise or conversion of outstanding warrants, rights to subscribe for shares, Convertible Notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, we cannot foresee the impact of any potential sales on the market price of these additional ordinary shares, but it is possible that the market price of our ordinary shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.  Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

We do not intend to pay cash dividends.

Our policy is to retain earnings for use in our business.  We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future.

Risk Factors Relating to Our Operations in Israel

Security, political and economic instability in the Middle East may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  In early 2011, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

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

Provisions of our articles of association and of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

The provisions in our articles of association relating to the submission of shareholder proposals for shareholders meetings, and requiring a special majority voting in order to amend certain provisions of our articles of association relating to such proposals as well as to election and removal of directors, may have the effect of delaying or making an acquisition of our company more difficult. In addition, provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

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

Corporate History and Details

We were incorporated under the laws of the State of Israel in 1988 as a company limited by shares.

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

We are a leading provider of real-time data integration and event capture software, designed to help organizations optimize the availability, performance, use and lifetime of their information assets.

We began operations in 1989 and when we went public in December 1992, our principal products were the APT (Application Programming Tools) product family of software productivity tools, comprised of the APTuser - a production report generator and APTools - a comprehensive software development system.  In 1993, we acquired Meyad Computers Company (1991) Ltd. (now known as Attunity Software Services (1991) Ltd.) which owned Mancal 2000 - a financial and logistic application software package. In 1994, we acquired Cortex Inc., which owned CorVision - an application generator for enterprise applications. In 1996, we released Attunity Connect® - a universal data and application access product. In 2004, we released Attunity Federate- a virtual data federation, which is also commonly referred to as Enterprise Information Integration (EII), and Attunity Stream- a change-data-capture technology for streaming and capturing just the changes from one data source to another. In 2005, we released Attunity InFocus – a software platform for workplace - focused composite applications which, since late 2008, we no longer offer. In 2009, we released Attunity Operational Data Replication, or ODR– a product that allows the transfer and synchronization of data between heterogeneous databases.

Recent Major Business Developments

 On December 29, 2010, we announced that we had entered into a multi-million dollar original equipment manufacturing, or OEM, agreement with Microsoft, to provide our change data capture, or CDC, in Microsoft's next version of SQL Server. The integration of our CDC into SQL Server will support customer requirements in strategic markets including cloud computing and real time business intelligence, or BI.

On January 24, 2011, we announced that one of the world’s largest business software and hardware systems companies has renewed its OEM distribution agreement with us.  With this extended agreement, originally signed in 2005, this strategic partner continues to rely on our data connectivity and CDC software as part of both its database and its integration middleware product lines, which incorporate our products to enable solutions including real-time data integration, legacy modernization and service oriented architecture.

 On February 2, 2011, we announced that we have entered into an extension agreement, which was made effective as of December 31, 2010, with certain members of the Investors Group, being the holders of approximately $1.5 million (out of a total $1.8 million) of the outstanding principal amount of our Convertible Notes, whereby, among other things, the maturity date of the Convertible Notes held by such holders, will be extended and become due and payable in four equal installments of $377,334, on each of the following dates: (1) April 1, 2012; (2) June 30, 2012; (3) September 30, 2012; and (4) December 31, 2012.  For additional details about the extension agreement and other principal financing activities, see Item 5B "Liquidity and Capital Resources - Principal Financing Activities" and Item 10C "Material Contracts - Extension of Convertible Notes."

On February 14, 2011, we announced that we had entered into an OEM agreement with Microsoft to provide our ODBC connector in Microsoft's next version of SQL Server. The integration is designed to enable customers to exchange and process data with a wide range of data sources.

For a discussion of our principal capital expenditures and divestitures, see Item 5B "Liquidity and Capital Resources.”

B.	Business Overview

Overview

We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of software for real-time data integration and event capture, helping organizations optimize the availability, performance, use and lifetime value of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for business information. Our software is commonly used for projects such as data warehousing, business intelligence, master data management, application synchronization, legacy migration and event processing.

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

Our software offering currently consists of the following product lines:

•
Attunity Connect® - Attunity Connect is a suite of pre-built software that provides access, connect-ability and integration to various data sources or applications across a wide range of computing platforms, including those on mainframes, enterprises, legacy and proprietary sources, as well as Windows and UNIX. It is designed to provide seamless access to any data or application, irrespective of the underlying applications that need access.

•
Attunity Federate™ - Attunity Federate provides Enterprise Information Integration, or EII, across numerous types of data sources. Using Attunity Federate, companies can create single views of business information (e.g., Single Customer View), making it easier for business users to access information that exists across multiple data silos without the need for any complex programming.

•
Attunity Stream™ - Attunity Stream is a CDC technology that captures only the changes made to transactional systems and transfers them to another destination database. Given the exponential growth rates of transactional data year-on-year, and the increasing demands for businesses to work with ever more timely information, streaming changed-data to applications and messaging systems has become a critical component of the modern ‘real-time enterprise’.

•
Attunity Data Replication – Attunity data replication software, including the Attunity CDC Suite for SSIS (SQL Server Integration Services) and Attunity StreamFlow, enables the transfer and synchronization of data between heterogeneous databases, making information available where and when it is needed to support common needs, including business intelligence and system upgrades and migrations.

•
Legacy Products - Our key legacy products currently include CorVision, an application generator tool for enterprise applications that runs on Digital VAX computers under the Open VMS (Virtual Memory System) operating system and allows developers to use either terminals or a Client/Server Windows application connected to VAX computers, and APTuser, a production report generator able to access data residing in different databases and file managers.

Our software solutions have been deployed at thousands of organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry. Over the years, our products have won a number of awards for performance. Most recently, in December 2010, our Attunity SQL Server-CDC for SSIS data replication software was recognized in the Best BI/Reporting product category, winning the bronze medal for two SQL Server Magazine awards, the “2010 Community Choice Award” and the “2010 Editors’ Best Award”.

We provide our software directly and indirectly through a number of strategic and OEM and/or reseller agreements with global-class partners, such as Microsoft, IBM, Oracle and HP, as well as other software vendors and integrators.

We serve our customers via offices in North America, Europe, Israel and Asia Pacific and through a network of local partners.

The Market Opportunity and Our Solutions

We believe that the world of information technology, or IT, data infrastructure is undergoing a significant change, one that enables information assets to be accessible in a timely manner, reaching more users through more applications and devices, which change requires support for service-based standards and active, real-time detection of critical events. Consequently, our main focus and strategy is to establish Attunity as a leading provider of real-time data integration, replication and event capture software, which are all enabling technologies. In 2009, we expanded our product offering to target the data replication market, an important segment of the data integration market that enables the real-time availability and consistency of data across heterogeneous databases. Specifically, we focus on what we call Operational Data Replication, or ODR, software solutions, which are designed to make information available to support operational business intelligence. In addition, we believe that the need for heterogeneous data integration and replication will increase with the adoption of cloud computing, as organizations start to manage data both in their own data centers as well as in cloud-based systems. Specifically, we focus on high speed bulk transfer and CDC capabilities to support cloud computing capabilities.

We believe that our suite of software solutions and services responds to the market need we identified by providing the following key benefits:

•	our solutions allow organizations to access, detect, notify and act upon changing data and critical business events in real-time, and realize the full benefits of being a ‘real-time enterprise’;

•
our solutions simplify the growing complex maze of different database systems, platforms, versions and hardware, on-premises and in the cloud, reducing the costs of interconnectivity and opening up the opportunity for new more valuable cross-system applications; and

•
our solutions enable real-time availability of data required to support business intelligence and operations, a requirement that is now a common enabler for improved efficiencies and competitive advantage.

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

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that are implementing Data Center integration and  BI software. We believe, however, that our software is increasingly well positioned to meet the needs of enterprises and software vendors focusing on real-time data integration, replication, and event capture, such as those involved in new cloud-based solutions as well as the event-processing and event-driven architecture markets. We intend to capitalize upon this opportunity by marketing our software and services to companies with real-time information and event-driven initiatives.

•
Increased Penetration of Our Existing Customer Base. Over the years, we have licensed our software to over 1,000 customers worldwide. This large customer base affords us an opportunity for additional sales of current and future software. Since many of our customers have purchased only one or a few of our software products or use our software in specific business units or locations, we intend to sell more deeply into our installed customer base.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software with the complementary products and services provided by other organizations. We plan to extend our existing strategic relationships and develop new alliances with leading global software providers, equipment manufacturers, application service providers, systems integrators and value-added resellers, in order to extend the functionality of our software and increase sales. We currently have strategic relationships with Microsoft, IBM, Oracle,  HP and other software vendors, where our software is sold as an add-on product to their product line, or embedded within their own products. We intend to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

•
Pursue Strategic Acquisitions. In order to achieve our business objectives, we may pursue the acquisition of complementary technologies, products and/or businesses that enable us to enhance and expand our existing software products and our projected service offerings.

Products

Attunity Connect - standard data access and legacy adapter suite

Attunity Connect is a suite of pre-built adapters to mainframe and enterprise data sources. It is designed to provide seamless access to legacy data for business intelligence and enterprise portals, build .NET and J2EE (Java 2 Enterprise Edition) applications that interoperate with legacy systems, and accelerate Enterprise Application Integration, or EAI, initiatives. Attunity Connect resides natively on the data server to provide standard, service-oriented integration (SQL, XML, and Web based services) to a broad list of data sources on platforms ranging from Windows and UNIX to HP NonStop and Mainframe. With robust support for metadata, bi-directional read/write access and transaction management, Attunity Connect simplifies and reduces the cost of legacy integration. The key features of Attunity Connect are:

•	Standard, service-oriented interfaces (SQL, XML, Web services)

•	Comprehensive pre-built adapter library on virtually any platform

•	Transactional read/write integration

•	Query governing

•	Enterprise class scalability, reliability and performance

•	Certified with leading BI and EAI products

•	Simple installation and fast configuration using wizard-based Graphic User Interface, or GUI

Attunity Federate – virtual data federation for EII

Attunity Federate provides EII across heterogeneous data sources. Using Attunity Federate, companies can create single views of business information (e.g., Single Customer View), make it easier for business users to access information in multiple data silos with virtual data models, complement data warehouses with real-time access to operational data stores, and guarantee data integrity with distributed transaction management. Attunity Federate joins heterogeneous data sources to make them available as a virtual data layer. It uses distributed query optimization and processing engines that reside natively on enterprise data servers to provide superior performance, security, and transaction management. Attunity Federate leverages Attunity Connect adapters to access any data source in the enterprise. The key features of Attunity Federate are:

•	Real-time information integration across disparate data source

•	A virtual metadata catalog of information sources and data models

•	High performance and availability

•	Robust security and access control

•	Broad set of standard SQL and XML interfaces

•	Distributed query optimization and processing

•	Read and write capabilities, with support for transaction management

•	Simple installation and fast configuration using wizard-based GUI

Attunity Stream - captures changes to enterprise data sources and streams them in real-time

Attunity Stream captures and delivers the changes made to enterprise data sources to a destination database. Using Attunity Stream, organizations can significantly improve the movement of mainframe and enterprise operational data in real-time to data warehouses and data marts; significantly improve the efficiency of Extract Transform & Load, or ETL, processes, synchronize data sources; and enable event-driven business activity monitoring and processing. Attunity Stream provides agents that non-invasively monitor and capture changes to mainframe and enterprise data sources. Changes are delivered in real-time or consumed as required using standard interfaces. The key features of Attunity Stream are:

•	Real-time capture of changes from most data sources, including Oracle and SQL Server, as well as mainframe data sources such as VSAM, DB2

•	SQL-based change delivery for ETL and data-oriented applications

•	XML-based change delivery for EAI and message-oriented applications

•	Simple installation and fast configuration using wizard-based GUI

•	Auditing and recoverability

Attunity Data Replication

Attunity Data Replication, including the Attunity CDC Suite for SSIS and Attunity StreamFlow, enables the transfer and synchronization of data between heterogeneous databases, making information available where and when it is needed to support common needs, including business intelligence and system upgrades and migrations. The key features of Attunity Data Replication are:

•	Low impact, near real-time capture and movement of changes from many data, relational and non-relational

•	Heterogeneous replication, applying data changes to many target databases

•	Full replication solution including initial data load followed by continuous incremental updates

•	Simple installation and fast configuration using wizard-based GUI

•	Management console for monitoring and control

Legacy Products

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

Sales and Marketing

Our products and services are sold through both direct and indirect channels, including distributors, VARs and OEM partners.

We maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel.  In Japan, South Korea, Taiwan, Singapore, Germany, Spain and South and Central America we distribute our products through independent distributors. Our field force (including technical sales support personnel) is comprised of 8 persons in North America, 3 persons in Europe, the Middle East and Africa and 2 persons in the Asia Pacific region.

Over the course of the past several years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors and system integrators and have entered into a number of OEM and/or reseller agreements, with Microsoft, IBM, Oracle, HP and other software vendors and integrators. For example, we have recently entered into a five-year OEM agreement with Microsoft, whereby we agreed to customize and integrate our CDC software into Microsoft's next version of SQL Server and to provide Microsoft with the associated maintenance services. The scope of the OEM agreement is global and it also covers resellers, developers and distributors of Microsoft's SQL Server.

Seasonality

Our business is subject to seasonal trends, primarily in the third quarter ending September 30, when we have experienced relatively low sales mainly as a result of reduced sales activity during the summer months. We have also often recognized a substantial portion of our revenues in the first quarter and in the last quarter of the year and in the last month, or even weeks or days, of a quarter.

Customers

Our products are sold directly and indirectly to large corporations as well as governmental and public institutions and have been deployed at thousands of organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry. We provide our products indirectly through a number of strategic and OEM and/or reseller agreements with global-class partners, such as Microsoft, IBM, Oracle and HP, as well as other software vendors and integrators.

In 2008, most of our license revenues were derived from the connectivity and CDC product lines, whereas, in 2009 and 2010 all license revenues were derived from such products.

Our maintenance and support revenues are derived from maintenance and support services we provide to customers who use (1) our data connectivity solutions, such as the Attunity Connect,  and (2) the Corvision and APTuser products, which are legacy products.  Maintenance and support revenues in 2010, 2009 and 2008 related to the data connectivity product line represented approximately 83%, 78% and 72%, respectively, out of the total consolidated maintenance and support revenues.

For the year ended December 31, 2008, one of our OEM partners accounted for approximately 12% of our revenues. For the years ended December 31, 2010 and 2009, no single customer accounted for more than 10% of our revenues.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see Item 5A – “Operating and Financial Review and Prospects – Operating Results”.

Competition and Pricing

The IT marketplace is highly competitive and has very few barriers to entry. The primary competitive factors affecting sales of our products are product performance and features, depth of product line, technical support and price. We compete both with international and local software product providers, many of whom have significantly greater financial, technical and marketing resources than us.

We anticipate continued growth and competition in the data integration and replication software products and, consequently, the entrance of new competitors into the market or intensified competition, including by way of consolidation. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration and event capture market in particular, such as Oracle's acquisition of Golden Gate Software (July 2009). Consolidation and mergers in our market may result in stronger competition by larger companies that threatens our market positioning. New entrants may also include the IT departments of current and potential customers of ours that develop solutions that compete with our products.

The competitors with our connectivity and CDC offering include IBM, Informatica Corporation, iWay Software, Golden Gate (acquired by Oracle) and Data Direct.  In light of current global economic conditions, we anticipate continued consolidation and increased competition in the market.  Moreover, our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use, than those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources. However, we believe that our connectivity and CDC products are generally competitive in price and features and have certain advantages and disadvantages as compared to competitors’ products.

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

We have obtained federal trademark registrations for Attunity®, Attunity B2B®, Attunity Connect® and Attunity InFocus® in the United States. We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our rights in our products. Our policy is for our customers to sign non-transferable software license agreements providing contractual protection against unauthorized use of the software.

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

We have not received grants since 2000. Through 2000, we received grants from the Chief Scientist aggregating $2.4 million for certain of our research and development projects. As of December 31, 2010, royalties paid to the Chief Scientist totaled $2.2 million. The difference of $0.2 million is related to grants received in connection with a product that is no longer being sold. As of December 31, 2010, we do not have any liability to pay royalties the Chief Scientist.

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

Israel. Our executive, marketing and sales offices as well as research and development facilities are located in Kfar Netter Industrial Park, Kfar Netter, Israel, where we lease approximately 14,500 square feet, of which we sublease approximately 6,000 square feet to third parties. The premises are occupied under a lease which expires on December 31, 2011. The annual rent for the premises we occupy (i.e., excluding the 6,000 square feet we sublease to third parties) was approximately $248,000 in 2010.

North America. Starting June 1, 2010, we lease approximately 3,300 square feet of office space in Burlington, MA for an annual rent of approximately $67,000. The aggregate annual rent for the premises we occupied during 2010 was approximately $99,000.

Other Locations. We currently lease one additional office space in Hong Kong. The annual rent for the premises was approximately $75,000 in 2010.

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

Overview

We were founded in 1988 and became a public company in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of software for real-time data integration and event capture, helping organizations optimize the availability, performance, use and lifetime value of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for business information. Our software is commonly used for projects such as data warehousing, business intelligence, master data management, application synchronization, legacy migration and event processing.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable them to be accessible for real-time and event-driven applications. Our software includes products for real-time data and application integration, changing data and business event capture.

Through distribution, OEM agreements and strategic relationships with global-class partners such as Microsoft, Oracle, IBM, HP and other software vendors, Attunity-based solutions have been deployed at thousands of organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry. Our products and services are sold through direct sales and support offices in the United States, the United Kingdom, Hong Kong and Israel, as well as through distributors in Japan, South Korea, Taiwan, Singapore, Germany, Spain and South and Central America.

Executive Summary

General

In 2010, our total revenues were approximately $10.1 million, compared to $9.5 million in 2009. This overall 6.6% increase is primarily attributable to (1) a 12.6% increase in license revenues, primarily due to an increase in revenues from our direct distribution channels and (2) a 1.9% increase in maintenance and service revenues.

Our operating loss decreased to $43,000 in 2010 from $0.6 million in 2009. The decrease in our operating loss is related mainly to the increase in license revenues.

In 2010, we incurred a net loss of $1.5 million, compared to a net loss of $1.3 million in 2009. The increase in our net loss is related to an increase of $0.6 million in our non-cash financial expenses compared to 2009, resulting mainly from the revaluation of liabilities presented in fair value and expenses related to modification of the terms of certain warrants and an increase in payment of sales commissions to our personnel, partially offset by a decrease of $0.9 million in amortization and capitalization of software development costs compared to 2009 and by the increase in revenues.

We had cash and cash equivalents of approximately $0.9 million as of December 31, 2010 compared to $1.4 million as of December 31, 2009. This decrease in our cash position is mainly attributable to repayment of outstanding loans in the aggregate amount of approximately $1.0 million, partially offset by cash provided from operations of approximately $0.5 million.

On December 31, 2010, our shareholders approved the key terms of an extension agreement with holders of approximately $1.5 million (out of a total $1.8 million) of the outstanding principal amount of our Convertible Notes, such that, among other things, the maturity date of the Convertible Notes was extended and the aggregate outstanding principal amount of approximately $1.5 million will become due and payable in four equal quarterly installments of $377,334 starting April 1, 2012.

Microsoft OEM Agreements

CDC Agreement. In December 2010, we announced that we had entered into an OEM agreement, or the OEM Agreement, with Microsoft. Pursuant to the OEM Agreement, which has an initial term of five (5) years, we agreed to customize and integrate our CDC software into Microsoft's next version of SQL Server and to provide Microsoft with the associated maintenance services. Global in scope, the OEM Agreement also covers resellers, developers and distributors of Microsoft's SQL Server.

The overall value over the term of the OEM Agreement is nearly $7 million for both license and maintenance, subject to delivering the customized CDC to timely meet Microsoft's specifications in accordance with the OEM Agreement. As such, we will be entitled to receive (1) a total of $3.0 million in two payments, which are expected during 2011, and (2) a total of $3.9 million in 12 quarterly payments of approximately $0.3 million each, which are expected to start toward the end of 2012. The agreement is expected to be recognized to our revenues ratably during the five year term of the agreement starting 2011.

The OEM Agreement contains customary representations, warranties and covenants of Attunity, including indemnification in the event that the CDC product infringes upon the rights of third parties.

Pursuant to the OEM Agreement, Microsoft is also entitled to a right of first offer, whereby we are required to notify Microsoft in the event that we wish to sell the Company or sell or grant an exclusive license of the technology underlying the CDC product and, if the offer is accepted by Microsoft, negotiate such transaction with Microsoft, or, if rejected by Microsoft, we may enter into such transaction with a third party only on substantially the same or more favorable terms than the initial offer made by us to Microsoft. Microsoft is also entitled to terminate the OEM Agreement under certain circumstances, including upon a change of control of the Company.

ODBC Agreement. In February 2011, we announced that we had entered into a new OEM Agreement with Microsoft, or the OEM Agreement. Pursuant to the OEM Agreement, which has an initial term of five (5) years, we agreed to customize and integrate our open database connectivity (ODBC) software into Microsoft's next version of SQL Server and to provide Microsoft with the associated maintenance services. Global in scope, the OEM Agreement also covers resellers, developers and distributors of Microsoft's SQL Server.

The overall value over the term of the OEM Agreement is $1.9 million for both license and maintenance, subject to delivering the customized ODBC to timely meet Microsoft's specifications in accordance with the OEM Agreement. As such, we will be entitled to receive (i) a total of $0.85 million, which is expected during 2011, and (ii) a total of $1.05 million in 12 quarterly payments of approximately $0.1 million each, which are expected to start toward the end of 2012. The agreement is expected to be recognized to our revenues ratably during the five year term of the agreement starting 2011.

The OEM Agreement contains customary representations, warranties and covenants of Attunity, including indemnification in the event that the ODBC product infringes upon the rights of third parties.

Pursuant to the OEM Agreement, Microsoft is also entitled to a right of first offer, whereby we are required to notify Microsoft in the event that we wish to sell the Company or sell or grant an exclusive license of the technology underlying the ODBC product and, if the offer is accepted by Microsoft, negotiate such transaction with Microsoft, or, if rejected by Microsoft, we may enter into such transaction with a third party only on substantially the same or more favorable terms than the initial offer made by us to Microsoft. Microsoft is also entitled to terminate the OEM Agreement under certain circumstances, including upon a change of control of the Company.

2011 Outlook

During the global economic slowdown of late 2008 and most of 2009, many companies, including our customers, have reduced or postponed their technology spending significantly. We do not believe we were materially affected by such slowdown in 2009 or 2010. However, and although the global economy showed signs of recovery by the end of 2009 and during 2010 and the economic outlook for 2011 has improved, should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

We identified the following trends that may influence our market and the demand for our software solutions:

m
Continued growth of the already large open systems database, or DBMS, market, which is a target market for Attunity with our CDC and data replication software. Continued and accelerated growth of the amounts of data stored and managed by organizations;

m	Information immediacy, or the growing need and expectation by business users to have fresh and up-to-date information; and

m
Cloud computing, which is now a target market for Attunity with our CDC and data replication software, seems to be growing significantly, with numerous software vendors, developers and integrators looking to invest substantial resources in this market.

As a result of an unpredictable business environment and long sales cycles, we find it difficult to provide a reasonable estimate as to our own sales and profitability trends in 2011.

For additional details regarding our capital resources and contractual obligations, see Item 5B "Liquidity and Capital Resources - Principal Financing Activities," Item 5B "Liquidity and Capital Resources - Outlook" and Item 5F "Tabular Disclosure of Contractual Obligations."

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

Revenue Recognition. We generate revenues mainly from license fees and sub-license fees for the right to use our software products, maintenance, support, consulting and training services.  We sell our products primarily through our direct sales force to customers and indirectly through distributors, OEMs and VARs.  Both the customers and the distributors or resellers are considered end users.  We are also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users.

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

Arrangements for the sale of software products that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. We determined that these services are not considered essential to the functionality of other elements of the arrangement, and therefore, these revenues are recognized as a separate element of the arrangement.

Revenues from royalties are recognized according to quarterly royalty reports received from certain customers. Royalties are received from customers who embedded our products in their own products and where we are entitled to a percentage of the customer's revenue from the combined product.

Under certain circumstances, license revenue consists of license fees received whereby under the terms of these license agreements, our software is modified to that customer's specific requirements. Fees are payable upon completion of agreed upon milestones, such as delivery of specifications and technical documentation. Each license is designed to meet the specific requirements of the particular customer which include the rights to incorporate our software into a customer's own application specific product.

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

Our most recent annual impairment test, performed on December 31, 2010, did not result in any impairment charges.  We will continue to monitor our market capitalization and expectations of future cash flows and will perform impairment testing if and when deemed necessary. The change in the carrying amount of goodwill for the year ended December 31, 2010 is due to foreign currency translation adjustments.

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

Capitalized software costs are amortized by the greater of the amount computed using (1) the ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or (2) the straight-line method over the estimated useful life of the product (three years), commencing with general product release and included in cost of revenues. In the years 2010, 2009 and 2008, we capitalized software costs of $0, $381,000 and $835,000 respectively.  Capitalized software costs were amortized using the straight-line method such that we recorded amortization of software development costs of $1,119,000, $2,348,000 and $1,659,000 , respectively. In 2008, we decided to shorten the estimated useful life of the product from five to three years and, consequently, we recorded an additional expense of $207,000which were included within the amortization expenses of that year.

At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis.  Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2010, 2009 and 2008 we recorded no impairment loss.

Under different assumptions with respect to the recoverability of our intangible assets, our determination may be different, which may negatively affect our financial position and results of operations.

Stock-based Compensation.  We account for stock-based compensation in accordance with Accounting Standards Codification™, or ASC, 718 "Compensation- Stock compensation". ASC 718 is applicable for stock-based awards exchanged for employee services and in certain circumstances for non-employee directors. Pursuant to ASC 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.

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

•
Expected term of options granted - was calculated using the “simplified method,” as defined in Staff Accounting Bulletin No. 107, “Share Based Payments,” and Staff Accounting Bulletin No. 110, or SAB 110, as the average between the vesting period and the contractual life of the options. We will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

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

In light of the foregoing, we recorded equity-based compensation expenses of $223,000, $196,000 and $355,000 in 2010, 2009 and 2008, respectively.

       Convertible Notes and Warrants. Effective January 2009, we adopted the amendment to ASC 815-40, "Contracts in Entity's Own Equity". The objective of ASC 815-40 is to provide guidance for determining whether an equity-linked financial instrument is indexed to an entity’s own stock. The adoption of ASC 815-40 affected our accounting for warrants previously issued to Plenus, or the Plenus Warrants, warrants issued in 2006 as part of a private placement, or the 2006 Warrants, and the conversion feature of our Convertible Notes, all of which contained antidilution and/or price protection provisions. As a result of the adoption of ASC 815-40, effective January 1, 2009, these warrants were reclassified from shareholders' equity to liabilities and subsequently marked to market at each reporting date. In addition, the conversion feature embedded in the Convertible Notes was bifurcated and accounted as a derivative under ASC 815, meaning marked to market at each reporting date.

The cumulative effect of the amendment to ASC 815-40 resulted in a decrease of our accumulated deficit opening balance in 2009 of $2,795,000 consisting of $1,284,000 due to these warrants, $636,000 due to bifurcation of conversion embedded feature of the Convertible Notes, and $875,000 as a result of cancellation of previously recognized beneficial conversion feature related to the Convertible Notes. The amendment also resulted in a decrease of our additional paid-in capital opening balance in 2009 of $3,117,000 consisting of $1,304,000 due to these warrants, $730,000 due to bifurcation of a conversion embedded feature of the Convertible Notes, and $1,083,000 as a result of cancellation of a previously recognized beneficial conversion feature related to the Convertible Notes.

        Specifically, in 2010, of a total of $1.4 million of net financial expenses, approximately $1.0 million are attributed to the increase in the valuation of these warrants and conversion features of the Convertible Notes compared to approximately $0.25 million in 2009. The valuation was increased as a result of the appreciation of our share price as of December 31, 2010 compared to December 31, 2009 as well as a modification to the terms of the Convertible Notes. In general, for as long as such antidilution and price protection features exist in the Plenus and 2006 Warrants and in the Convertible Notes, any future change in our share price will lead to recognition of financial income (in the event of decrease of our share price) or financial expense (in the event of increase of our share price) in accordance with ASC 815-40, which could have a material impact on our results of operations. On March 29, 2011, we were able to secure waivers from the price protection provisions from the holders of all of the Plenus Warrants, exercisable into 882,792 ordinary shares, and from holders of 2006 Warrants, including Messrs. Alon and Zuckerman, exercisable, in the aggregate, into 268,000 ordinary shares (out of a total 489,600 ordinary shares underlying such 2006 Warrants), which waivers are expected to partially mitigate the aforesaid impact of fluctuations in our share price over our financial income or expense starting with the first quarter of 2011. This is because the fair value of these warrants as of March 29, 2011 will be classified into equity and no longer be marked to market. See also notes 2r and 15 to our consolidated financial statements included elsewhere in this annual report.

In addition, we accounted for the modifications of the terms our Convertible Notes and certain warrants in accordance with ASC 470-50-40"Debt Modification and Extinguishment".  While the modifications made pursuant to the First and Second Extension Agreements were determined as a non-substantial modification, the modifications (effective as of December 31, 2010) made pursuant to the Third Extension Agreement were determined to be substantial as the present value of modified cash flows under the Third Extension Agreement resulted in a change greater than 10% in the present value based on the liabilities original interest rate. As such, we recorded in 2010 additional financial expenses related to the modification of $274,000. For additional details about the extension agreements, see Item 10C "Material Contracts - Extension of Convertible Notes."

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2010, 2009 and 2008, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31, (U.S. dollars in thousands)
	2010		2009		2008
Revenues:	$10,075	100%	$9,453	100%	$11,472	100%
Software licenses	4,645	46%	4,126	43%	5,373	47%
Maintenance and services	5,430	54%	5,327	57%	6,099	53%

Cost of software licenses	1,119	11%	2,348	25%	1,659	15%
Cost of maintenance and services	832	8%	722	7%	965	8%
Research and development, net	2,482	25%	1,894	20%	2,916	25%
Selling and marketing	3,831	38%	3,469	37%	6,341	55%
General and administrative	1,854	18%	1,608	17%	2,138	19%
Total operating expenses	10,118	100%	10,041	106%	14,019	122%
Operating loss	(43)	*	(588)	(6)%	(2,547)	(22)%
Financial and other expenses, net	(1,389)	(14)%	(697)	(7)%	(1,250)	(11)%
Other income	1	*	10	*	-	*
Income taxes	74	0%	28	0%	60	1%

Net Loss	$(1,505)	(15)%	$(1,303)	(14)%	$(3,857)	(34)%

                * Less than 1%

Comparison of 2010, 2009 and 2008

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

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues) and relative percentages during the last three fiscal years (dollars in thousands):

	2010		2009		2008
Israel	$857	8.5%	$637	6.7%	$1,081	9.4%
United States	6,051	60.1%	5,872	62.1%	7,019	61.2%
Europe	1,693	16.8%	1,319	14.0%	1,717	15.0%
Far East	968	9.6%	963	10.2%	1,063	9.3%
Other	506	5.0%	662	7.0%	592	5.2%
Total	$10,075	100%	$9,453	100%	$11,472	100%

The following table provides a breakdown of our revenues by type of revenues and relative percentages during the last three fiscal years (dollars in thousands):

	2010		2009		2008		% Change 2010 vs. 2009	% Change 2009 vs. 2008
Software licenses	$4,645	46.1%	$4,126	43.6%	$5,373	46.8%	12.6%	(23.2)%
Maintenance and services	5,430	53.9%	5,327	56.4%	6,099	53.2%	2.0%	(12.6)%
Total	$10,075	100%	$9,453	100%	$11,472	100%	6.6%	(18.0)%

Total revenues increased by approximately 7% to $10.1 million in 2010 from $9.5 million in 2009. This increase is primarily attributable to the 13% increase in license revenues and a 2.0% increase in maintenance and services revenues.  The increase in license revenues is mainly associated with an increase of sales through OEMs in the United States and through our direct sales in Europe.

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

The following table sets forth a breakdown of our cost of revenues between license and services for the periods indicated:

	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
Cost of software licenses	$1,119	$2,348	$1,659	(52.3)%	41.5%
Cost of maintenance and services	832	722	965	15.0%	(25.0)%
Total	$1,951	$3,070	$2,624	(36.4)%	17.0%

Our cost of revenues decreased to approximately $2.0 million in 2010 from $3.1 million in 2009. This decrease is mainly due to the decrease in amortization of capitalized software from $2.3 million in 2009 to $1.1 million in 2010. The decrease is attributable mainly to amortization period of certain products and developments that ended during 2009 and 2010.

Our cost of revenues increased to approximately $3.1 million in 2009 from $2.6 million in 2008. This increase is mainly due to a change in the estimated life of capitalized software from 5 to 3 years that resulted in an additional cost of $843,000 (see Note 2(i) to our consolidated financial statements included elsewhere in this annual report), which was partially offset by approximately $240,000 of decrease of maintenance and support costs, and by approximately $150,000 related to the sale of the assets and liabilities of Attunity Software Services (1991) Ltd in December 2008.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
Research and development, net	$2,482	$1,894	$2,916	31.0%	(35.0)%
Selling and marketing	3,831	3,469	6,341	10.4%	(45.3)%
General and administrative	1,854	1,608	2,138	15.2%	(24.8)%
Total	$8,167	$6,971	$11,395	17.2%	(38.8)%

Research and Development, Net of capitalized expenses.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. For additional details regarding the manner in which we recognize research and development expenses, see the discussion under the caption “Critical Accounting Policies - Research and Development Expenses, Net” above.

Total R&D costs, before capitalized software costs, increased by 9% from $2.3 million in 2009 to $2.5 million in 2010. The increase is attributed mainly to the reinstatement of certain employment benefits in 2010 which were suspended during 2009 as a part of cost reduction plan, and the depreciation of the dollar against the NIS. The capitalization of software developments costs decreased from $0.4 million in 2009 to $0 in 2010 because R&D expenses related mainly to maintenance versions of licensed software, rather than significant new versions, which are not capitalized in accordance to accounting guidance.

Total research and development costs, before capitalized software costs, decreased by 39% from $3.7 million in 2008 to $2.3 million in 2009.The decrease is attributed mainly to the cost reduction activities we implemented in the fourth quarter of 2008 and in the first quarter of 2009, which included termination of employees and a company-wide salary reduction. The capitalization of software developments costs decreased by 55%, from $0.8 million in 2008 to $0.4 million in 2009 due to the cost reduction activities.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs.

Selling and marketing expenses increased by approximately 10% to $3.8 million in 2010 from $3.5 million in 2009. This increase is primarily due to the recruitment of sale and marketing personnel and an increase in sales commissions resulting from the growth in license revenue. Selling and marketing expenses decreased by 45% to $3.5 million in 2009 from $6.3 million in 2008. This decrease is primarily due to the cost reduction activities we implemented.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, and other administrative costs.

General and administrative expenses increased by 15% to $1.9 million in 2010 from $1.6 million in 2009.  The increase is primarily attributable to the aforesaid reinstatement of certain employment benefits for 2010, an increase in legal and travel expenses due to an increase in sales and corporate activities, and the depreciation in the dollar value against the NIS. General and administrative expenses decreased by 25% to $1.6 million in 2009 from $2.1 million in 2008.  The decrease is primarily attributable to terminations of employment and reduction of salary and benefits of nearly $250,000 and a decrease in legal and accounting costs of nearly $200,000.

Operating Loss.  Based on the foregoing, our operating loss decreased by 93% to $43,000 in 2010 from $0.6 million in 2009 and decreased by 77% to $0.6 million in 2009 from $2.5 million in 2008.

Financial Expenses, Net.  In 2010, we had net financial expenses of $1.4 million compared to net financial expenses of $0.7 million in 2009. This increase is attributed mainly to the increase in the valuation of warrants and conversion features of convertible debt, in the amount of $1.0 million in 2010 compared to $255,000 in 2009. The valuation was increased as a result of the appreciation of our share price as of December 31, 2010 compared to December 31, 2009.

In 2009, we had net financial expenses of $0.7 million compared to net financial expenses of $1.2 million in 2008. This decrease is attributed mainly to the decrease in the amortization of debt discount of $682,000, that was partially offset by revaluation of liabilities presented at fair value in the amount of $255,000, both due to a change in the accounting treatment (see Note 2r to our consolidated financial statements included elsewhere in this annual report) and by a decrease in the amortization of deferred expenses of $74,000.

Taxes on Income.  Income taxes for 2010 were $74,000 compared to $28,000 in 2009, mainly derived from taxes withheld on export sales and business tax in a foreign location. The increase is attributable mainly to an increase in export sales subject to tax withholding. Income taxes for 2009 were $28,000 compared with $60,000 in 2008, mainly derived from taxes withheld on export sales and business tax in a foreign location.

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

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the U.S. dollar against the most significant currencies for our business, i.e., the NIS, the British Pound and the Euro; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2006	2007	2008	2009	2010
New Israeli Shekel (NIS)	8.9%	9.9%	1.2%	0.7%	6.4%
Euro	11.3%	11.7%	(5.3)%	3.5%	7.4%
British Pound	13.7%	2.2%	(27.2)%	10.9%	4.4%
Israeli Consumer Price Index	(0.1)%	3.4%	3.8%	4.0%	2.7%

A revaluation of the NIS in relation to the dollar, as was the case in 2006 through 2010, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. In the past few years, the rate of inflation in Israel did not have a material impact on our financial results.

B.	Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated by operations, private equity investments, short-term loans and borrowings under loans from Plenus and the Convertible Notes.

Principal Financing Activities

In the past three years, we have engaged in several financing activities designed to improve our cash position, including restructuring of our borrowings, as follows:

Bridge Loan. In November 2008, we entered into a loan agreement, or the Bridge Loan, with Shimon Alon, our Chairman and CEO, Itzhak (Aki) Ratner, our former CEO and, until December 30, 2010, a director, and Bonale Foundation, an affiliate of Ron Zuckerman, our director, or the Lenders, whereby the Lenders extended a secured convertible bridge loan to us for an aggregate principal amount of approximately $393,000 bearing interest at an annual rate of LIBOR plus 5%. In May 2009, as a result of the rights offering described below, the outstanding principal amount was automatically converted into 3,276,396 of our ordinary shares and warrants, initially exercisable until May 2012, to purchase 1,638,197 ordinary shares at an exercise price of $0.12 per share. For additional details, see Note 7c in our consolidated financial statements included elsewhere in this annual report.

Convertible Notes. In January 2009, we entered into an Extension Agreement with the Investors Group which held at that time outstanding Convertible Notes in the aggregate face amount of $2 million, whereby the maturity date of the Convertible Notes was extended by 18 months from May 2009 to November 4, 2010 in consideration for changes in the terms of the Convertible Notes, such as increasing the annual interest rate from 5.0% to a floating annual rate of the LIBOR rate plus 5.0%.

In March 2010, we entered into an additional extension agreement, or the Second Extension Agreement, with the Investors Group, such that, among other things, the maturity date of the Convertible Notes was extended from November 4, 2010 and the aggregate outstanding principal amount of $2 million became due and payable in six equal installments of $333,333 on each of the following dates: (1) November 4, 2010; (2) February 4, 2011; (3) May 4, 2011; (4) August 4, 2011; (5) November 4, 2011; and (6) February 4, 2012. As part of the Second Extension Agreement, the annual interest rate was also changed from a floating annual rate of the LIBOR rate plus 5.0% to a fixed annual rate of 9.0%.

Between  December 2010 through February 2011, we entered into an additional extension agreement, or the Third Extension Agreement, with certain holders of the Convertible Notes in the aggregate principal amount of approximately $1.5 million (out of $1.8 million), such that, among other things, the maturity date of the Convertible Notes was extended and the aggregate outstanding principal amount will become due and payable in four equal installments of $377,334 on each of the following dates: (1) April 1, 2012; (2) June 30, 2012; (3) September 30, 2012; and (4) December 31, 2012. As part of the Third Extension Agreement, the annual interest rate was changed from a fixed annual rate of 9.0% to a fixed annual rate of 11%. The holders of Convertible Notes in the principal amount of approximately $0.3 million, who did not enter into the Third Extension Agreement, will continue to receive payments in accordance with the previous terms and schedule of the Convertible Notes.

For additional details, see Item 10C “Material Contracts – Extension of Convertible Notes.”

Short Term Credit Line. In February 2009, we obtained a short term line of credit from a bank in the principal amount of approximately NIS 300,000 (approximately $84,400). The credit line, which was secured by a personal guarantee of Mr. Alon, our Chairman and Chief Executive Officer, expired in April 2009.

Plenus Loan. In March 2009, we amended the Plenus Loan, such that, among other things, our repayment of the Plenus Loan commenced in February 2010 rather than in March 2009. The amendment provides, among other things, that (1) the annual interest rate will change from a floating rate of LIBOR plus 4.25% to a fixed rate of 9.0%, and (2) repayment of the principal amount of the loan will be made by 24 equal monthly payments rather than twelve. The amendment became effective on May 12, 2009, concurrently with the completion of our rights offering described below. For additional details, see Item 10C “Additional Information – Material Contracts – Plenus Loan.”

Rights Offering. In May 2009, we completed a rights offering with total gross proceeds to us of approximately $0.6 million and, when taken together with the conversion of approximately $0.4 million of the Bridge Loan (on the same terms of the rights offering) described above, we were able to increase our shareholders equity by approximately $1.0 million. As part of the rights offering, we issued to the subscribing shareholders (excluding the ordinary shares and warrants issued under the Bridge Loan) a total of approximately 5.0 million ordinary shares and warrants exercisable into approximately 2.5 million ordinary shares at an exercise price of $0.12 per share. The warrants are exercisable until May 2012. For additional details, see Note 11c in our consolidated financial statements included elsewhere in this annual report.

For additional details about our current share capitalization on a fully diluted basis, see Item 7A "Major Shareholders – Fully Diluted Share Capital".

Working Capital and Cash Flows

As of December 31, 2010, we had $1.1 million in cash, cash equivalents and restricted cash, compared to $1.6 million in cash, cash equivalents and restricted cash as of December 31, 2009.

As of December 31, 2010, the outstanding principal amount under (1) the Plenus Loan was $1.1 million; and (2) our Convertible Notes was $1.8 million.

As of December 31, 2010, we had a deficit of $2.6 million in working capital, compared to a deficit of $2.7 million as of December 31, 2009.

Net cash provided by operating activities was $0.5 million in 2010, compared to $0.8 million in 2009.

Net cash used in investing activities was $58,000 in 2010, compared to $0.4 million in 2009. The decrease is mainly attributable to the absence of capitalization of research and development costs in 2010 compared to $0.4 million of such costs in 2009.

Net cash used in financing activities was $1.0 million in 2010, compared to net cash provided by financing activities of $0.5 million in 2009. This difference is mainly attributable to repayment of the Plenus Loan in the amount of $1.0 million during 2010, and gross proceeds of the rights offering we completed in May 2009 in the amount of $0.6 million.

Our principal commitments consist of long-term debt resulting from the Plenus Loan, outstanding Convertible Notes and obligations outstanding under operating leases.

Principal Capital Expenditure and Divestitures

During 2010, our capital expenditures totaled approximately $58,000 (compared to $19,000 during 2009 and $38,000 during 2008), most of which was used for the purchase of computers and license of software.  Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. We did not effect any principal divestitures during 2010.

Outlook

In the past several years, we performed several restructuring and financing activities in order to improve our financial condition. These activities, which included the aforesaid rights offering and two cost reduction programs, resulted in (1) a decrease of our operating expenses from approximately $18.0 million in 2007 to approximately $10.1 million in 2010 (although our revenues decreased at a lower rate, from approximately $12.1 million in 2007  to $10.1 million in 2010) and (2) an extension of the maturity dates of loans with a total principal amount of $4.0 million (currently, $2.9 million), leading to an improvement in our cash balance . In light of the aforesaid, as well as other factors, including the recently announced OEM agreements with Microsoft that are expected to result in cash proceeds of approximately $3.8 million in 2011, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2012.

C.	Research and Development, Patents and Licenses

The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation.  We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases.  Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2010, we employed 19 persons in research and development. The Company participated in programs sponsored by the Office of the Chief Scientist.  (See Item 4.B “Information on the Company - Business Overview - Government Regulations”)

Until 2000 we obtained grants from the Chief Scientist in the aggregate amount of $2,426,000 for certain of our research and development projects. We were obligated to pay royalties to the Chief Scientist, amounting to 3% to 5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the dollar, plus interest. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales no payment is required. By 2006, we paid our full obligation to the Chief Scientist in respect of such product line and we have no other royalty expenses to the Chief Scientist.

We have committed substantial financial resources to our research and development efforts. During 2010, 2009 and 2008, our research and development expenditures before capitalization were $2.5 million, $2.3 million, and $3.8 million, respectively.  We capitalized computer software development costs of $0, $0.4 million and $0.8 million in the years ended December 31, 2010, 2009 and 2008, respectively.

D.	Trend Information

See Item 5A – Operating Results – Executive Summary.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as such term is defined under Item 5E of the instructions to Form 20-F, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2010:

Contractual Obligations	Payments due by Period (U.S. dollars in thousands)
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 Years
Long-term convertible debt obligations	$1,816	$245	$1,571	- -	--
Long-term debt obligations	1,083	1,000	83	- -	- -
Severance pay obligation	633				$633
Operating lease obligations	880	534	346	--	--

Total	$4,412	$1,779	$2,000	--	$633

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following lists the name, age, principal position and a biographical description of each of our executive officers and directors.

Name	Age	Director Since	Position with the Company
Shimon Alon (1)	61	2004	Chairman of the Board of Directors and Chief Executive Officer
Dror Harel-Elkayam	43	- -	CFO and Secretary
Dov Biran	58	2003	Director
Dan Falk (2)	66	2002	Director
Tali Alush-Aben (2)	46	2008	Outside Director
Ron Zuckerman (1)	53	2004	Director
Gil Weiser (2)	69	2010	Outside Director

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

(2)  Member of the Audit Committee.

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

Dror Harel-Elkayam was appointed Chief Financial Officer in October 2010 and has served as our Vice President - Finance and Secretary since October 2004. From August 1997 until June 2003, he served as the Director of Finance and Corporate Secretary of Precise. Since the acquisition of Precise by Veritas in June 2003 and until September 2004, he served as Finance Director in Precise. Mr. Elkayam holds a B.A. degree in economics and accounting from the Hebrew University, Jerusalem. He is also a certificated public accountant in Israel.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity. Dr. Biran is the founder and the CEO of Fitango, Inc. He also serves as a Professor of entrepreneurship and computers at Babson College. He was a professor of computers at Northeastern University from September 2001 to April 2007. Prior thereto, Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and was an adjunct professor at Tel Aviv University. Dr. Biran holds a B.Sc., MBA, and a Ph.D. in computers from Tel Aviv University.

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd, Orad Hi-Tec Systems Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Measuring Systems Ltd., Amiad Filteration Systems Ltd. and Oridion Medical Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

Tali Alush-Aben has been an outside director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, with recent activities in Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben holds a B.Sc. degree in mathematics and computer science and an MBA degree, both from Tel-Aviv University.

Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman was a co-founder and director of GVT Holdings SA, a Brazilian telephone operator, until it was acquired by the Vivendi Group in late 2009. Mr. Zuckerman was also an early investor and a director of Wintegra Inc. until it was acquired by PMC-Sierra Inc. in late 2010. He is also an investor and a director in several privately held companies.  Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

Gil Weiser has been an outside director since December 2010. Mr. Weiser currently serves on the boards of directors of several companies, including Fundtech Ltd. and ClickSoftware Technologies Ltd. He has more than 25 years of experience in management and operations, with executive posts at corporate, academic and financial entities. From August 2006 to June 2010, he served as the Chief Executive Officer of Orsus Solutions Ltd., a situation system management provider. From 1995 to 2000, he served as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation, a distributor of Hewlett Packard products and services. From 1993 until 1995, he served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions. He also served as a director of the Tel Aviv Stock Exchange from 2002 to 2004 and as Chairman of the Multinational Companies Forum, Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006. Mr. Weiser holds a Bachelor of Science degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

Additional Information

There are no family relationships between any of the directors or members of senior management named above.

Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members.  The Board is currently composed of six directors (including two outside directors).  Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us.

Messrs. Alon, Biran, Falk and Zuckerman will serve as directors until our 2011 annual general meeting of shareholders. Ms. Alush-Aben was elected as an outside director in December 2008 for a three-year term until our 2011 annual general meeting of shareholders. Mr. Weiser was elected as an outside director in December 2010 for a three-year term until our 2013 annual general meeting of shareholders.

Mr. Zamir Bar-Zion’s service expired in December 2010 after serving as an outside director since December 2004. Mr. Ratner’s service expired in December 2010 after serving as a director since May 2004 and as our Chief Executive Officer between September 2004 and May 2008.

In light of the relatively small size of our board of directors and the scope of our operations, our board of directors determined to cease having separate compensation and nomination committees, effective  February 2011, and has assumed the functions and responsibilities of such committees.

B.	Compensation

General

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2010 (including two directors whose service expired in December 2010)	$629,000	$76,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2010, an aggregate sum of approximately $76,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

In accordance with the approval of our shareholders, non-employee directors who are not outside directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended. Our non-employee outside directors receive, effective July 2008, an annual fee of $9,000 (equivalent to approximately NIS 32,000) and an attendance fee of NIS 1,674 (equivalent to approximately $470) per meeting attended, both linked to the Israeli CPI.

In November 2008, our Audit Committee and Board of Directors adopted a revised stock option policy for non-employee directors, which policy was subsequently approved by our shareholders. According to the stock option policy, each of our non-employee directors who may serve from time to time, including our outside directors, will be granted options, as follows:

•	a grant of options under our stock option plans to purchase 60,000 ordinary shares, which vest in three equal installments over three years;

•
the exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors. See Item 6E “Directors, Senior Management and Employee – Share Ownership – Stock Option Plans – Grants in 2010.”

Our Chief Executive Officer

Mr. Shimon Alon began serving as a director of our company on July 1, 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to serve as our Chief Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Pursuant to the employment agreement (as modified in December 2009), we agreed to provide Mr. Alon the following payments and benefits:

•	A gross annual salary of NIS 1,125,000 (approximately $316,500) during the term of his employment;

•	A company car and all related expenses will be covered by our company, except related taxes;

•
Company contributions for the benefit of Mr. Alon to our Managers Insurance Policy in the  amount of 18.33% of Mr. Alon’s gross salary and Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary. Part of the contributions to the Managers  Insurance  Policy are for  severance pay to which Mr. Alon  would be entitled;

•
Options to purchase 960,000 ordinary shares, at an exercise price equal to $0.30 per share. In December 2009, we granted Mr. Alon options to purchase 250,000 additional ordinary shares, at an exercise price equal to $0.25 per share. In December 2010, we granted Mr. Alon additional options to purchase 100,000 ordinary shares, at an exercise price equal to $0.70 per share. All such options are subject to the terms of our 2003 Israeli Stock Option Plan and become exercisable (1) with respect to the grant of 960,000 options - in three equal installments, at the end of each of the three years following the date of commencement of Mr. Alon’s employment and (2) with respect to both grants of 250,000 and 100,000 options - one third of the options will become exercisable one year after the grant date and the balance vests in eight equal quarterly installments. The vesting of the options is accelerated in certain change of control events;

•
An annual bonus that will not exceed NIS 450,000 (approximately $126,600) gross, which shall be paid on a quarterly basis, subject to Mr. Alon achieving certain milestones that will be set by our Audit Committee and Board of Directors;

•	Up to 22 days paid vacation per year;

•	10 days recreation payment a year in an amount normally paid by our company; and

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

The employment agreement (as amended) with Mr. Alon was approved by our Audit Committee, Board of Directors and our shareholders. In February 2009, Mr. Alon agreed to reduce his annual base salary by 10% and waive certain associated social benefits until further notice by him. In 2010, we resumed the payment of all such social benefits. In February 2011, Mr. Alon agreed to a 4% reduction in his annual base salary (in lieu of the previous 10% waiver).

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

Election of Directors; Board Meetings

Pursuant to our articles of association, all of our directors are elected at annual meetings of our shareholders. Except for our outside directors (as described below), our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting.  Except for our outside directors (as described below), directors may be removed earlier from office by resolution passed at a general meeting of our shareholders and our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders.

Our articles of association provide for a board of directors of not fewer than two nor more than eleven members.  Our board is currently composed of six directors (including two outside directors).  Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Companies Law). Our board determined that the board should consist of at least one director who has  “accounting and financial expertise.” However, our board has determined that both Mr. Dan Falk and Mr. Gil Weiser have the requisite “accounting and financial expertise.”

Meetings of the board of directors are generally held at least once each quarter, with additional special meetings scheduled when required.

Outside Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel, such as Attunity, to appoint at least two outside directors.  No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term affiliation includes:

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

In addition, pursuant to the Companies Law, (1) an outside director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” Our outside directors are Gil Weiser and Tali Alush-Aben. We have determined that Mr. Weiser has the requisite “accounting and financial expertise” and that Ms. Alush-Aben has the requisite “professional qualifications.”

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

Any committee of the board of directors must include at least one outside director, except that the audit committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors

While we are no longer subject to the NASDAQ Listing Rules, which require that a majority of our board of directors qualify as independent directors within the meaning of such rules, our board of directors has determined that all of our directors, except for Mr. Alon, our Chairman of the Board of Directors and Chief Executive Officer, would qualify as “independent directors” within the meaning of the NASDAQ Listing Rule 5605(a)(2).

Committees of the Board of Directors

Subject to the provisions of the Israeli Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board of directors currently operates an audit committee.

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

Our audit committee is currently composed of Ms. Alush-Aben and Messrs. Falk and Weiser, all of whom satisfy the respective “independence” requirements of the Israeli law and SEC rules for audit committee members.  The audit committee meets at least once each quarter, with additional special meetings scheduled when required.

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

Directors’ Service Contracts

Our Chief Executive Officer. We entered into an employment agreement with Mr. Alon, our chief executive officer, who is also a member of our board of directors. See Item 6B “Directors, Senior Management and Employees – Compensation - Chief Executive Officer.”

Other. Except as set forth above and in Item 6B “Directors, Senior Management and Employees – Compensation,” there are no arrangements or understandings between us and any of our current directors or Chief Executive Officer for benefits upon termination of service.

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

•
any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. (See Exhibit 4.7 in Item 19)

We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million, including legal costs incurred.

D.	Employees

The following table details certain data on the workforce of Attunity and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2010	2009	2008
Numbers of employees by geographic location
United States	11	12	10
Israel	28	25	33
Europe	3	3	3
Other	7	12	11
Total workforce	49	52	57
Numbers of employees by category of activity
Research and development	19	19	23
Sales and marketing	17	19	20
Product and customer support	7	8	7
Management and administrative	6	6	7
Total workforce	49	52	57

The overall reduction in our workforce, from 57 employees in 2008 to 52 employees in 2009, is due to a workforce reduction in connection with the closing of our InFocus product line as well as cost reduction activities that were implemented during 2009. In 2010, the number of employees decreased slightly in the ordinary course of operations.

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.  In 2010, payments to the National Insurance Institute amounted to approximately 17.4% of wages (up to a maximum amount), of which approximately two thirds was contributed by employees with the balance contributed by the employer.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

See the table in Item 7A below, which is incorporated herein by reference.

Stock Option Plans

2001 and 2003 Option Plans

In 2001, we adopted our 2001 Employee Stock Option Plan, or the 2001 Plan, under which options may be granted to employees, officers, directors and consultants of our company and its subsidiaries.  The 2001 Plan has a term of ten years and will terminate in December  2011.  It is currently administered by our Board of Directors. Subject to the provisions of the 2001 Plan and applicable law, the Board of Directors has the authority, to determine, among other things, to whom options may be granted; the number of ordinary shares to which an option may relate; the exercise price for each share; the vesting period of the option and the terms, conditions and restrictions thereof; to construe and interpret the 2001 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

In 2003, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which options may be granted to employees employed by us or by our affiliates and for Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2003 Plan has a term of ten years and will terminate in December 2013. It is currently administered by our Board of Directors. Subject to the 2003 Plan and applicable law, the Board of Directors has the authority to determine, among other things, to whom options may be granted; the time and the extent to which the options may be exercised, the fair market value of the shares and the exercise price of shares covered by each option (based on the fair market value); to designate the type of options; interpret the 2003 Plan; to prescribe, amend and rescind rules and regulations relating to such plan; and to make all other determinations deemed necessary or advisable for the administration of such plan.

In September 2004, our shareholders approved amendments to the 2001 Plan and the 2003 Plan, such that shares reserved for issuance under these plans will be allocated between the two plans as determined by our Board of Directors from time to time. In addition, all the ordinary shares previously reserved under our 1994 Stock Option Plan and 1998 Stock Option Plan, both of which are no longer in force, were rolled-over to the 2003 Plan, to be used as for the grant of options thereunder.

To date, a total of 7,200,000 ordinary shares are reserved for issuance under the 2001 Plan and 2003 Plan. Any options which are canceled or forfeited before expiration become available for future grants. As of March 1, 2011, 835,006 ordinary shares remain available for grant of options under these plans.

Grants in 2010

In 2010, we granted options exercisable into 1,046,050 ordinary shares under the 2001 Plan and the 2003 Plan. Out of the total number of options granted in 2010, our directors and executive officers were granted options exercisable into 235,000 ordinary shares, at exercise prices ranging from $0.37 to $0.70 per share. Such options will expire in 2016.

Total Outstanding Options

The following table sets forth, as of December 31, 2010, the number of options outstanding under our 2001 and 2003 Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options	Range of exercise price	Weighted average remaining contractual life (in years)

300,000	$0.08	4.00
863,000	$0.12-0.14	4.12
270,000	$0.25	5.08
960,000	$0.3	3.02
835,000	$0.37-$0.38	5.08
878,000(*)	$0.49-$0.58	2.67
160,000	$0.7	6.00
50,000	$1.32	1.99
290,000	$1.92-$2.19	3.3
150,000	$2.42-$2.46	3.72

Total: 4,756,000(**)

(*)	During 2007, we modified the exercise price of stock options exercisable into approximately 1.5 million ordinary shares to $ 0.50.

(**)	Out of which 2,761,986 options are vested and exercisable into ordinary shares as of December 31, 2010.

Change of Control Arrangements

The Board of Directors, as administrator of our share option plans, has the authority to provide for accelerated vesting of the ordinary shares subject to outstanding options held by the option holders in connection with certain changes in control of the Company or the subsequent termination of employment following the change in control event. Certain of our executive officers (including our Chief Executive Officer, as described in Item 6B above under “Chief Executive Officer Compensation”) have been granted with such benefits upon a change of control.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 1, 2010 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	5,210,220	(3)	14.66%
Ron Zuckerman	2,751,980	(4)	8.04%
Bonale Foundation	1,682,899	(5)	5.00%
Dov Biran	943,720	(6)	2.09%
Dror Harel-Elkayam	*		*
Dan Falk	*		*
Gil Weiser	*		*
Tali Alush-Aben	*		*
Directors and Officers as a group (consisting of 7 persons)	9,297,800	(7)	25.65%

*	Less Than 1%

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

(2)	The percentages shown are based on 33,108,680 shares issued and outstanding as of March 1, 2011.

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 2,783,621 ordinary shares; (ii) Convertible Notes to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; (iii) 110,400 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iv) 1,001,191 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; (v) Note Rights to purchase up to 157,628 ordinary shares together with Note Warrants to purchase up to 78,814 ordinary shares at exercise prices of $0.12 per ordinary share; and (vi) 784,166 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.30 to $2.42 per ordinary share.

(4)
Mr. Zuckerman is a member of our Board. Includes (i) 1,614,072 ordinary shares; (ii) Convertible Notes to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; (iii) 110,400 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iv) 416,666 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; (v) Note Rights to purchase up to 157,628 ordinary shares together with Note  Warrants to purchase up to 78,814 ordinary shares at exercise prices of $0.12 per ordinary share; and (vi) 80,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.08 to $2.42 per ordinary share. See footnote 5 below.

(5)
Bonale Foundation is a trust for the benefit of persons related to Mr. Zuckerman. Includes (i) 1,121,933 ordinary shares and (ii) 560,966 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share, or, together, the Bonale Shares. Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Mr. Biran is a member of our Board of Directors. Includes (i) 863,720 ordinary shares; and (ii) 80,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $0.08 to $2.42 per share.

(7)
Includes (i) 5,272,043 ordinary shares; (ii) Convertible Notes to purchase 588,801 ordinary shares at a conversion price of $1.25 per share; (iii) 220,400 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iv) 1,417,857 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; (v) Note Rights to purchase up to 383,790 ordinary shares together with Note Warrants to purchase up to 191,895 ordinary shares at exercise prices of $0.12 per ordinary share; and (vi) 1,325,416 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.08 to $2.46 per ordinary share.

Fully Diluted Share Capital

The following table sets forth, as of March 1, 2011, the number of our outstanding ordinary shares and the number of ordinary shares underlying outstanding securities that are convertible or exercisable into our ordinary shares:

Type of Security	Brief Description	Number of Ordinary Shares
Ordinary Shares	Issued and outstanding Ordinary shares, NIS 0.10 par value	33,108,680
Convertible Notes	Convertible Promissory Notes issued in May 2004 to purchase ordinary shares at a current conversion price of $1.25 per share. Most of the Convertible Notes are scheduled to be fully repaid on December 31, 2012. (1)	1,403,735	(1)
Note Rights	Rights issued to holders of Convertible Notes in May 2009 as an adjustment pursuant to the terms of the Convertible Notes, exercisable until the full repayment of the Convertible Notes, scheduled to December 31, 2012, to purchase ordinary shares at a purchase price of $0.12 per share.	699,046
Note Warrants	For each two ordinary shares purchased by exercising the Note Right, the exercising holder is entitled to a three-year warrant, to purchase one share at an exercise price of $0.12 per share.	349,521
2006 Warrants	Warrants issued in September 2006, exercisable until the later of (i) December 31, 2013 and (ii) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder, to purchase one share at an exercise price of $0.12 per share.	489,600
2009 Warrants	Warrants issued in May 2009, exercisable until May 2012 (2), to purchase one share at an exercise price of $0.12 per share.	3,513,472	(2)
Plenus Warrants	Warrants issued to Plenus, exercisable until January 2012, to purchase one share at an exercise price of $0.12 per share.	882,792
Stock Options	Stock options granted to employees and consultants, exercisable, subject to vesting and other conditions with various expiration dates, at exercise prices ranging from $0.08 to $2.46 per share.	5,348,967
Total		45,795,813

(1)	With respect to 196,267 ordinary shares underlying the Convertible Notes, the last repayment date is February 4, 2012.

(2)
With respect to 2,222,721 ordinary shares underlying the 2009 Warrants, the expiration date is the later of (i) December 31, 2013 and (ii) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder.

Significant Changes in the Ownership of Major Shareholders

In November 2008, we entered into the Bridge Loan, with Shimon Alon, our Chairman and CEO, Aki Ratner, our former CEO and, until December 30, 2010, a director, and Bonale Foundation, an affiliate of Ron Zuckerman, our director, to which we refer as the Lenders, whereby the Lenders extended a secured convertible bridge loan, or the Bridge Loan, to us for an aggregate principal amount of approximately $393,000.

             In May 2009, we completed a rights offering. Part of the subscribers in the rights offering were the Lenders, who purchased, in the aggregate, 1,169,049 ordinary shares at $0.12 per share for total consideration of $140,285 and received accordingly warrants to purchase 584,524 ordinary shares at an exercise price of $0.12 per share. In addition, as a result of the rights offering, the outstanding principal amount of the Bridge Loan was automatically converted into 3,276,396 of our ordinary shares and warrants to purchase 1,638,197 ordinary shares. In addition, as a result of the rights offering, the Lenders or their affiliates, in their capacity as holders of the Convertible Notes, became entitled to an adjustment in accordance with the terms of the notes and received rights, or the Note Rights, exercisable until the maturity date of the notes, to acquire up to an aggregate of 856,672 ordinary shares at a purchase price of $0.12 per share (and, for each two ordinary shares so purchased, a warrant to purchase one share at an exercise price of $0.12 per share, or up to an aggregate of 428,336 ordinary shares, or the Note Warrants).

Accordingly, the following table sets forth the beneficial ownership of the Lenders and Mr. Zuckerman on April 1, 2009, before the completion of the rights offering, and as of March 1, 2011:

	Beneficial Ownership (pre-rights offering)*	Beneficial Ownership (post-rights offering)**
Shimon Alon	6.45%	14.66%
Ron Zuckerman	5.18%	8.04%
Bonale Foundation	0.0%	5.0%
Itzhak (Aki) Ratner	5.38%	4.16	%***

* The percentages shown are based on 23,196,236 shares issued and outstanding as of April 1, 2009.

** The percentages shown are based on 33,108,680 shares issued and outstanding as of March 1, 2011.

*** Based on a Schedule 13D/A filed with the SEC on March 2, 2011.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2011, there were 62 holders of record of our ordinary shares, of which 30 record holders, holding approximately 2.8% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 76% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

Compensation to Chief Executive Officer

See Item 6.C. “Directors, Senior Management and Employees - Board Practices - Directors’ Service Contracts – Our Chief Executive Officer.”

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2010.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007), on the NASDAQ Capital Market (from  August 16, 2007 through February 22, 2008), and, starting February 26, 2008, on the OTCBB:

Year	High	Low

2006	$2.52	$1.09
2007	$1.52	$0.36
2008	$0.60	$0.08
2009	$0.35	$0.09
2010	$0.73	$0.26

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the OTCBB:

	High	Low
2009
First Quarter	$0.15	$0.09
Second Quarter	$0.14	$0.09
Third Quarter	$0.34	$0.09
Fourth Quarter	$0.35	$0.24
2010
First Quarter	$0.50	$0.26
Second Quarter	$0.55	$0.36
Third Quarter	$0.39	$0.29
Fourth Quarter	$0.73	$0.32

Monthly Stock Information

The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the OTCBB:

Month	High	Low
September 2010	$0.38	$0.35
October 2010	$0.40	$0.32
November 2010	$0.39	$0.35
December 2010	$0.73	$0.36
January 2011	$0.87	$0.75
February 2011	$0.81	$0.70
March 2011 (through March 30, 2011)	$0.72	$0.65

On March 30, 2011, the last reported sale price of our ordinary shares on the OTCBB was $0.68 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Set out below is a description of certain provisions of our Memorandum of Association and Articles of Association, and of the Israeli Companies Law (as currently in effect) related to such provisions, unless otherwise specified. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles, which are incorporated by reference as exhibits to this “annual report, and to Israeli law.

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

The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 25% of the total voting rights in the Company.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum, except with respect to adjourned shareholder meetings convened for shareholder proposals.

Under our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon, except that certain provisions of our articles of association relating to shareholder proposals and election and removal of directors would require a special majority of two thirds (66.66%) or more of the voting power represented at the meeting in person or by proxy and voting thereon.

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

Shareholders Meetings

The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting.  A special meeting of shareholders may be convened by the board of directors, as it decides.

In accordance with our articles of association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least ten (10) days and not more than sixty (60) days notice of any general meeting of shareholders shall be given.  Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days.

The Companies Law generally allows shareholders to submit a proposal for inclusion on the agenda of a general meeting of the company's shareholders and also request a company to convene a special meeting of shareholders upon requisition in accordance with the Companies Law. At our 2010 annual general meeting, our shareholders approved an amendment to our articles of association inserting procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

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

Provisions Restricting Change in Control of Our Company

Except for (1) establishing advance notice and procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings, and (2) requiring a special majority voting in order to amend certain provisions of our articles of association relating to shareholder proposals and election and removal of directors, there are no specific provisions of our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control of Attunity or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company.  This rule does not apply if there is already another 25% or greater shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Recent Amendment to the Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, which implements a comprehensive reform in corporate governance of Israeli public companies, such as Attunity. Most of the provisions of this amendment will become effective in mid-May 2011. A summary of the principal changes introduced by this amendment is set forth below:

•
A higher shareholder approval threshold will need to be attained to permit a chief executive officer or his or her relatives to also serve as chairman of the board of directors and vice versa. In addition, the chairman will not have the ability to serve the company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee will be required to be "independent" (as such term is defined in the Israeli Companies Law) and the chairman of the audit committee will be required to be an outside director. In addition, the following will be disqualified from serving as members of the audit committee: the chairman of the board, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services  to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder;

•
The functions to be performed by the audit committee will be expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" for purposes of the requisite approval procedures; to assess the scope of work and compensation of the company's independent accountant; to assess the company's internal audit system and the performance of its internal auditor; and to set whistle blower procedures and protections afforded to whistle blowers;

•
The threshold to elect outside directors will be increased, such that the election of outside directors will require a majority vote at a shareholders’ meeting, provided that either (1) at least a majority (previously, one-third) of the shares of non-controlling shareholders cast at the meeting are voted in favor of the election of the outside director or (2) the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of outside directors will be enhanced such that an individual will not be permitted to be appointed as an outside director: (1) in a company that does not have a controlling shareholder, if he has an affiliation (as such term is defined in the Israeli Companies Law) with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company; or (2) if his relative, partner, employer or supervisor or an entity he controls has other than negligible business or professional relations with any of the persons with whom the outside director himself may not be affiliated;

•
Outside directors will be able to be re-elected for up to two (previously, one) additional three-year terms. Reelection of an outside director will be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company;

•	The terms of employment of officers will require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest will be increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction are voted in favor of the transaction; or (ii) the votes cast by shareholders who have no personal interest in the transaction against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years will require further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the audit committee approves that a longer term is reasonable under the circumstances; and

•
With respect to tender offers for the acquisition of all the outstanding shares in a company, the time-frame for shareholders to request appraisal rights will be extended from three to six months following the consummation of the tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights.

C.	Material Contracts

Microsoft OEM Agreement (CDC)

See in Item 5A under "Executive Summary - Microsoft OEM Agreements –CDC Agreement."

Extension of Convertible Notes

In January, 2009, we entered into an Extension Agreement with the Investors Group which holds outstanding Convertible Notes in the aggregate face amount of $2 million, whereby the maturity date of the Convertible Notes will be extended by 18 months from May 2009 until November 4, 2010. In consideration of extending the repayment date, the holders of the Convertible Notes will receive the following:

•	the interest rate of the Convertible Notes will be increased from an annual rate of five percent (5%) to a floating annual rate of the LIBOR rate plus five percent (5%);

•	we will not be able to obtain new loans which are ranked senior to, or parri passu with, the Convertible Notes; and

•
the warrants held by the Investors Group and another person, exercisable into a total of 600,000 ordinary shares, will be amended so that (1) the expiration date will be extended by 18 months from October 9, 2009 to April 9, 2011 and (2) the price adjustment mechanism, will be amended so that any financing of more than $100,000 (instead of $1.5 million) will trigger such price protection adjustment.

The Extension Agreement was approved by our shareholders on December 31, 2008 and the agreement became effective on May 12, 2009.

In March  2010, we entered into the Second Extension Agreement, whereby the maturity date was extended from November 4, 2010, such that the aggregate principal amount will become due and payable in six equal installments of $333,333, or the Installments, on each of the following dates: (1) November 4, 2010; (2) February 4, 2011; (3) May 4, 2011; (4) August 4, 2011; (5) November 4, 2011; and (6) February 4, 2012. In consideration, the holders of the Convertible Notes will receive the following:

•	the interest rate of the Convertible Notes will be increased from an annual rate of LIBOR plus (5% to a fixed annual rate of 9%, payable in cash together with the applicable Installment;

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

Between December 2010 and February 2011, we entered into the Third Extension Agreement with holders of approximately $1.5 million (out of a total $1.8 million) of the outstanding principal amount of our Convertible Notes, including, among others, Messrs. Shimon Alon, Ron Zuckerman and Itzhak (Aki) Ratner, whereby the maturity date was further extended, such that the aggregate principal amount will become due and payable in four equal installments of $377,334 on each of the following dates: (1) April 1, 2012; (2) June 30, 2012; (3) September 30, 2012; and (4) December 31, 2012. In consideration, the holders of the Convertible Notes will receive the following:

•	the interest rate of the Convertible Notes was increased from a fixed annual rate of 9%, payable in cash together with the applicable Installment, to a fixed annual rate of 11%;

•
the 2006 Warrants held by the holders of the Convertible Notes and another person, exercisable into a total of 600,000 ordinary shares, were amended so that the expiration date was extended from (A) the later of (1) February 4, 2012 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder to (B) the later of (1) December 31, 2013 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder; and

•
the 2009 Warrants held by the Lenders (including Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman), exercisable into a total of 2,222,721 ordinary shares were amended so that the expiration date was extended from May 11, 2012 to the later of (1) December 31, 2013 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder.

The principal terms of the Third Extension Agreement were approved by our shareholders on December 30, 2010 and the agreement became effective as of December 31, 2010.

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

The 2007 Loan. On January 31, 2007, we entered into a the Plenus Loan, whereby Plenus provided us a $2 million loan, and, upon future achievement of a certain milestone (related to our achievement of revenues targets), which was not met, was to lend us an additional $1 million.  The outstanding loan amount is due and payable in twelve equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The Plenus Loan accrues interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and such interest will be paid on a quarterly basis.

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

•
The interest payable on the Plenus loan was changed, as of the date of the amendment, to a fixed annual rate of 9% on the loan amount rather than LIBOR plus 4.25%. Any amount owed to Plenus which is not paid when due will bear an additional interest of 5% per annum, compounded daily.

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

General Corporate Tax Structure

Israeli companies are generally subject to “Corporate Tax” on their taxable income at the rate of 25% for the 2010 tax year and 24% for the 2011 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on July 1, 2009, the Corporate Tax rate is scheduled to decrease as follows: 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

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

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may be designated as an approved enterprise. See discussion below regarding an amendment to the Investments Law that came into effect in 2005 and a reform of such law that came into effect in 2011.

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

We currently have three investment programs. One investment program, which was approved in 1994, has expired. Another investment program, which was approved in 1997, will expire in 2011. The third investment program was approved in 2000 and will expire in 2014. As of December 31, 2010, we received final approvals regarding completion of these three investment programs. According to the provisions of the Investment Law, we have elected to enjoy “alternative benefits” - waiver of grants in return for tax exemption - and, accordingly, income derived from the “Approved Enterprise” will be tax-exempt for a period of two years commencing with the year we first earn taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in our shares, for an additional period of five to eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the start of the tax year in which the approval was issued.

Attunity Software Services has been granted status as an “Approved Enterprise” for two separate investment programs from 1991 (which expired in 2005) and 1993 (which expired in 2007) whereby it has elected to receive government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. In 1993, Attunity Software Services received approval for an expansion of the aforementioned programs whereby it has elected to enjoy “alternative benefits” – and, accordingly, its income from the “Approved Enterprise” will be tax-exempt for a period of ten years commencing with the year it first earns taxable income. This program has expired in 2007.If these retained tax-exempt profits are distributed they would be taxed at the Corporate Tax rate applicable to such profits as if the company had not elected the alternative package of benefits, currently between 10%-25% for an “Approved Enterprise.” As of December 31, 2010 our accumulated deficit does not include tax-exempt profits earned by our and Attunity Software Services’ “Approved Enterprises.”

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

The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5.0 million (approximately $1.4 million) by foreign investors (such changes to the definition are effective retroactively from 2003). Furthermore, such definition now also includes the purchase of shares of a company from another shareholder; provided that the company’s outstanding and paid-up share capital exceeds NIS 5.0 million.

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

Reform of the Investments Law

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•
A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

A Preferred Company (as defined in the Investments Law) may generally elect to apply the provisions of the amendment to preferred income produced or generated by it commencing from January 1, 2011. The amendment provides various transition provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form.  We are currently examining the alternative transition provisions.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

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

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares become readily tradable on an established securities market in the United States (the OTC Bulletin Board, on which our ordinary shares are currently traded, is likely not an established securities market under current Treasury regulations).  Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent specified dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC.  We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

•
75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

•
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

The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

A U.S. Holder of PFIC shares which are traded on qualifying public markets can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. We do not believe that our ordinary shares currently qualify as “marketable” for this purpose because the OTC Bulletin Board, on which our ordinary shares are currently traded, is likely not a “qualified exchange” under current Treasury regulations.

We believe that we were not a PFIC for any of our 2007 through 2010 taxable years. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we are not or will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2012) with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made after December 31, 2012 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our ordinary shares. See “—Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (2) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. The HIRE Act applies to payments made after December 31, 2012. You should consult your tax advisor regarding the HIRE Act.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following SEC public reference rooms:  100 F Street, N.E., Washington, D.C. 20549; and on the SEC Internet site (http://www.sec.gov) and on our website www.attunity.com.  The content of our website is not incorporated by reference into this annual report.

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

We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short-term deposits, and foreign currency fluctuations.  We currently do not use derivative financial instruments.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents.  Our cash and cash equivalents are held substantially in New Israeli Shekels and in U.S. dollars. We place our cash and cash equivalents with major financial banks.  For purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents.  The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would be immaterial, as we do not have borrowings linked to the LIBOR rate.

Foreign Currency Exchange Risk

Our earnings are predominantly affected by fluctuations in the value of the U.S. dollar as compared to the NIS.  An increase of 10% in the value of the NIS relative to the U.S. dollar in 2010 (in contrast to the 6.4% increase that actually occurred in 2010) would have resulted in a decrease in the U.S. dollar reporting value of our operating loss of approximately $0.45 million for that year.

Our financial results may be negatively impacted by foreign currency fluctuations.  Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Asia Pacific.  As a result, these sales and related expenses are denominated in currencies other than the U.S. dollar.  Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and those other currencies. In addition, a significant portion of our operating costs are incurred in NIS.  In the past several years, the NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations.

We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our results of operations.  We may enter into such transactions in the future, however, such measures may not effectively protect us from adverse effects due to the impact of change in currency exchange rates.

See also Item 5A "Operating Results - Impact of Currency Fluctuations and of Inflation."

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEMS 12A, 12B AND 12C

Not applicable.

ITEM 12D

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2010. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2010 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Dan Falk, who serves on our audit committee, meets the definition of an audit committee financial expert, as that term is defined in Item 16A of Form 20-F. Mr. Falk qualified as an “independent director” using the NASDAQ Stock Market definition of independence, in NASDAQ Listing Rule 5605(a)(2).

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

Fees Paid to Independent Public Accountants

In the annual meeting held on December 30, 2010 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered public accounting firm until the next annual meeting.

The following table sets forth, for each of the years indicated, the fees paid to Ernst & Young and the percentage of each of the fees out of the total amount paid to them

	Year Ended December 31,
	2009		2010
Services Rendered	Fees (in US$)	Percentages	Fees (in US$)	Percentages

Audit (1)	114,391	98%	106,179	97%
Audit-related (2)	1,448	1%	- -	- -
Tax (3)	- -	- -	3,340	3%
Other (4)	1,250	1%	- -	- -
Total	117,089	100%	109,519	100%

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

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

(4)	Other fees relate to government grants matters.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant, as amended and restated ¶ *
1.2	Amended and Restated Articles of Association of the Registrant*
2.1	Specimen of Ordinary Share Certificate (1)
4.3	2001 Stock Option Plan, as amended (2)
4.4	2003 Israeli Stock Option Plan, as amended (3)
4.5
Note and Warrant Purchase Agreement dated March 22, 2004 among the Registrant and the purchasers listed on Exhibit A thereto; Form of Warrant issued in connection therewith; Form of Convertible Promissory Note issued in connection therewith; and Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (4), as amended by Extension Agreement, dated as of January 7, 2009 (5), by Extension Agreement, dated as of March 23, 2010 (6), and by Extension Agreement, dated as of March 23, 2010 (7)

4.6
Loan Agreement dated January 31, 2007 among the Registrant and Plenus Technologies Ltd.; Form of First and Second Warrants to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates; and Fixed Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates (8), as amended by Amendment to the Loan Agreement and Charge Agreements, dated March 30, 2009 (9)

4.7	Form of Indemnification Letter (10)
4.9
Loan Agreement dated November 2008 among the Registrant and certain directors; Floating and Fixed Charge Agreements dated November 2008 among the Registrant and certain directors; and Inter-Creditor Agreement dated November 2008 among the Registrant, certain directors and Plenus (11) as amended by Amendment to the Loan Agreement, dated March 31, 2009 (12)

4.10	Change Data Capture OEM Agreement, dated as of December 14, 2010, by and between Attunity Inc. and Microsoft Corporation*
4.11	Summary – Directors Compensation*
8	List of Subsidiaries of the Registrant*
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350**
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global*

(1)	Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 25, 2005, and incorporated herein by reference.

(2)
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

(3)
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

(4)	Filed as Items 3, 4, 5 and 6, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on March 25, 2004, and incorporated herein by reference.

(5)	Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.

(6)	Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

(7)	Exhibit 99.2 to the Registrant’s Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 2, 2011, and incorporated herein by reference.

(8)
Filed as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 6, 2007, and incorporated herein by reference.

(9)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.

(10)	Filed as Annex B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, and incorporated herein by reference.

(11)
Filed as Exhibits 99.2, 99.3, 99.4, and 99.5, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 26, 2008, and incorporated herein by reference.

(12)	Filed as Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.

¶	Translated from Hebrew

*	Filed herewith.

**	Furnished herewith.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD

We have audited the accompanying consolidated balance sheets of Attunity Ltd (the "Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2r to the consolidated financial statements, effective January 1, 2009, the Company changed its method of evaluating whether a freestanding financial instrument or embedded feature issued by the Company is considered indexed to an entity's own stock.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$872	$1,428
Restricted cash	224	208
Trade receivables (net of allowance for doubtful accounts of $ 15 at December 31, 2010 and December 31, 2009)	1,201	761
Other accounts receivable and prepaid expenses	190	145

Total current assets	2,487	2,542

LONG-TERM ASSETS:

Long-term prepaid expenses	61	86
Severance pay fund	1,323	1,098
Property and equipment, net	205	241
Software development costs, net	496	1,615
Goodwill	6,133	6,313

Total long-term assets	8,218	9,353

Total assets	$10,705	$11,895

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturities of long-term debt	$1,014	$917
Current maturities of long-term convertible debt	245	333
Trade payables	220	204
Deferred revenues	2,048	1,991
Employees and payroll accruals	844	819
Accrued expenses and other liabilities	759	988

Total current liabilities	5,130	5,252

LONG-TERM LIABILITIES:

Long-term debts	90	1,083
Long-term convertible debt	1,571	1,667
Warrants and bifurcated conversion feature, presented at fair value	1,215	303
Accrued severance pay	1,966	1,548

Total long-term liabilities	4,842	4,601

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital - Ordinary shares of NIS 0.1 par value - Authorized: 130,000,000 shares at December 31, 2010 and 2009; Issued and outstanding: 32,269,695 shares at December 31, 2010 and 31,571,150 shares at December 31, 2009	939	920
Additional paid-in capital	102,459	102,095
Accumulated other comprehensive loss	(640)	(453)
Accumulated deficit	(102,025)	(100,520)

Total shareholders' equity	733	2,042

Total liabilities and shareholders' equity	$10,705	$11,895

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2010	2009	2008

Revenues:
Software licenses	$4,645	$4,126	$5,373
Maintenance and services	5,430	5,327	6,099

Total revenues	10,075	9,453	11,472

Operating costs and expenses:
Cost of software licenses	1,119	2,348	1,659
Cost of maintenance and services	832	722	965
Research and development, net	2,482	1,894	2,916
Selling and marketing	3,831	3,469	6,341
General and administrative	1,854	1,608	2,138

Total operating costs and expenses	10,118	10,041	14,019

Operating loss	(43)	(588)	(2,547)

Financial expenses, net	1,389	697	1,250
Other income	1	10	-

Loss before taxes on income	(1,431)	(1,275)	(3,797)
Taxes on income	74	28	60

Net loss	$(1,505)	$(1,303)	$(3,857)

Basic and diluted net loss per share	$(0.05)	$(0.05)	$(0.17)

Weighted average number of shares used in computing basic and diluted net loss per share (in thousands)	31,973	28,494	23,196

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

				Accumulated
			Additional	other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	loss	deficit	loss	equity

Balance as of January 1, 2008	23,196,236	$720	$103,924	$(431)	$(98,155)		$6,058

Stock-based compensation	-	-	355	-	-		355
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(24)	-	$(24)	(24)
Net loss	-	-	-	-	(3,857)	(3,857)	(3,857)

Total comprehensive loss						$(3,881)
Balance as of December 31, 2008	23,196,236	720	104,279	(455)	(102,012)		2,532

Cumulative effect as a result of adoption of new accounting guidance related to certain equity-linked financial instruments (amendment to ASC 815-40) (see Note 2r)	-	-	(3,117)	-	2,795		(322)
Issuance of shares (rights offering), net	4,982,358	119	411	-	-		530
Conversion of short-term loan into shares	3,276,396	79	314	-	-		393
Exercise of warrants	116,160	2	12	-	-		14
Stock-based compensation	-	-	196	-	-		196
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	2	-	$2	2
Net loss	-	-	-	-	(1,303)	(1,303)	(1,303)

Total comprehensive loss						$(1,301)

Balance as of December 31, 2009	31,571,150	920	102,095	(453)	(100,520)		2,042

Change in terms of equity-classified warrants in connection with loan extinguishment	-	-	53	-	-		53
Exercise of warrants and options	698,545	19	88	-	-		107
Stock-based compensation	-	-	223	-	-		223
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(187)	-	$(187)	(187)
Net loss	-	-	-	-	(1,505)	(1,505)	(1,505)

Total comprehensive loss						$(1,692)

Balance as of December 31, 2010	32,269,695	$939	$102,459	$(640)	$(102,025)		$733

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:

Net loss from operations	$(1,505)	$(1,303)	$(3,857)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	94	149	243
Stock-based compensation	223	196	322
Amortization of deferred charges	-	25	219
Amortization of debt discount	-	126	682
Amortization of software development costs	1,119	2,348	1,659
Increase in accrued severance pay, net	193	25	110
Decrease (increase) in trade receivables, net	(435)	(255)	373
Decrease (increase) in other accounts receivable and prepaid expenses	(45)	79	255
Decrease (increase) in long-term prepaid expenses	25	20	(34)
Increase (decrease) in trade payables	17	(186)	(64)
Increase (decrease) in deferred revenues	19	(327)	(2)
Increase (decrease) in employees and payroll accruals	28	(265)	(142)
Decrease in accrued expenses and other liabilities	(226)	(77)	(75)
Capital loss from sale and disposal of property and equipment	-	-	63
Revaluation of restricted cash	(16)	(2)	-
Changes in fair value of warrants and bifurcated embedded conversion feature and expenses related to modification in terms of convertible debt	965	253	-

Net cash provided by (used in) operating activities	456	806	(248)

Cash flows from investing activities:

Restricted cash, net	-	-	(47)
Purchase of property and equipment	(58)	(19)	(38)
Capitalization of software development costs	-	(378)	(837)

Net cash used in investing activities	(58)	(397)	(922)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from financing activities:

Proceds from exercise of employee stock options	33	-	-
Receipt of long-term debt	26	-	393
Proceeds from issuance of shares (rights offering)	-	530	-
Proceeds from exercise of warrants	74	14	-
Repayment of long-term debt	(922)	(30)	(17)
Repayment of convertible debt	(184)	-	-

Net cash provided by (used in) financing activities	(973)	514	376

Foreign currency translation adjustments on cash and cash equivalents	19	25	(47)

Increase (decrease) in cash and cash equivalents	(556)	948	(841)
Cash and cash equivalents at the beginning of the year	1,428	480	1,321

Cash and cash equivalents at the end of the year	$872	$1,428	$480

Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Interest	$484	$153	$233

Income taxes, net of refund	$74	$(19)	$10

Supplemental disclosure of non-cash investing and financing activities:

Stock-based compensation that was capitalized as part of capitalization of software development costs	$-	$-	$33

Conversion of short-term loan into shares	$-	$393	$-

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL

Attunity Ltd (the "Company" or "Attunity") and its subsidiaries develop, market and support real-time data integration and event capture software. Using Attunity's software, organizations are able to connect, transfer, join and stream to and from a variety of data sources in real-time. In addition, the Company provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision - an application generator; and APTuser - a database retrieval and production report generator.

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, tax assets and tax liabilities, stock-based compensation costs, certain financial instruments classified as liabilities, application of accounting guidance related to troubled debt restructuring as well as in estimates used in applying the revenue recognition policy related to separation of multiple elements. Actual results could differ from those estimates.

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

  Amounts in currencies other than the dollar have been translated as follows:

1.	Monetary balances - at the exchange rate in effect on the balance sheet date.
2.	Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations under financial expenses, net.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Israeli and other foreign subsidiaries, whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the applicable year. The resulting translation adjustments are reported as a component of shareholders' equity, accumulated other comprehensive loss.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

Percentage

Computers and peripheral equipment	20 – 33% (mainly 33%)
Office furniture and equipment	10 – 20% (mainly 15%)
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant, and Equipment- Subsequent Measurement," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In 2010, 2009 and 2008, no impairment losses were identified.

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

In accordance with ASC 830, "Fair Value Measurements and Disclosures", the fair value of the reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between market participants. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement. The Company assesses potential impairment on an annual basis and compares its market capitalization to its carrying amount, including goodwill. A significant decrease in its stock price could indicate a material impairment of goodwill which, after further analysis, could result in a material charge to operations. If goodwill is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the implied fair value of that goodwill. In 2010, 2009 and 2008, no impairment losses were identified.

The change in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 is due to currency translation adjustments.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Research and development costs:

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to Be Sold, Leased, or Marketed".

Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or working model, depends on the product line.

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (1) ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues from sales of the product, or (2) the straight-line method over the estimated economic life of the product.

At each balance sheet date, the unamortized capitalized costs of the software products are compared to the net realizable value of the product. If the unamortized capitalized costs of a computer software product exceed the net realizable value of that product, such excess is written off. The net realizable value is calculated as the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of sale. Historically, management estimated the economic life of the product to be five years. In October 2008, management decided that it can not provide any projections for any period beyond three years, and as a result, changed the estimated life of the product to three years. The Company accounted for the change as a change in estimation. In 2010, 2009 and 2008, no impairment losses were identified.

j.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2010, a full valuation allowance was provided by the Company.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

k	Advertising expenses:

Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $ 47, $ 46 and $ 54, respectively

l.	Revenue recognition:

The Company generates revenues mainly from license fees and sub-license fees for the right to use its software products and maintenance, support, consulting and training services. The Company sells licenses to its products primarily through its direct sales force to customers and indirectly through distributors, original equipment manufacturers ("OEMs") and Value Added Resellers ("VARs"). Both the customers and the distributors, OEMs or VARs are considered to be end users. The Company is also entitled to royalties from some distributors, OEMs and VARs upon the sublicensing of the software to end users.

The Company accounts for software sales in accordance with ASC 985-605, "Software Revenue Recognition".

Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. The Company does not grant a right of return to its customers.

As required by ASC 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for all the undelivered elements of the support and maintenance agreements or services included. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

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

Revenues from royalties are recognized according to quarterly royalty reports received from certain OEM's. Royalties are received from customers who embedded the Company's products in their own products and the Company is entitled to a percentage of the OEM's revenue from the combined product.

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

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, the Far East, Europe and Israel. The Company performs ongoing credit evaluations of its customers and, through December 31, 2010, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The doubtful accounts expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $ 0, $ 0 and $ 15, respectively.

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

n.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation". ASC 718 is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to ASC 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards.

The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore use an expected dividend yield of zero in the option pricing model.

The fair value for options granted in 2010, 2009 and 2008 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2010	2009	2008

Dividend yield	0%	0%	0%
Expected volatility	127%	115%	71.7%
Risk-free interest	1.84%	3.05%	2.82%
Expected life	4 years	4 years	4 years

The Company recognizes compensation expenses for the value of its awards based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

o.	Basic and diluted net loss per share:

Basic and diluted loss per Ordinary share are presented in conformity with ASC 260 "Earnings Per Share", for all years presented. Basic loss per Ordinary share is computed by the dividing net loss for each reporting period by the weighted average number of Ordinary shares outstanding during the period. Diluted loss per Ordinary share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary shares outstanding during the period plus any additional Ordinary shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

p.	Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent salary multiplied by the number of years of employment, as of the balance sheet date, for all employees located in Israel. Upon termination by the Company, or other circumstances under the Severance Pay Law, employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay fund, insurance policies and by an accrual.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the employee's obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of these policies is recorded as an asset in the Company's balance sheet.

Severance pay expense for the years ended December 31, 2010, 2009 and 2008 amounted to $ 185, $ 175 and $ 271, respectively.

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Fair value of financial instruments:

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

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Liabilities presented at fair value:

Effective January 2009, the Company adopted the amendment to ASC 815-40, "Contracts in Entity's Own Equity". ASC 815-40 responded to practice questions about whether an instrument or embedded feature is indexed to the reporting company's own stock by establishing a framework for the determinations and by nullifying some previous requirements. As a result of ASC 815-40, effective January 1, 2009, and due to the Down-Round protection of some of the Company's warrants and convertible debt, certain previously granted warrants were reclassified from shareholders' equity to liability and marked to market at each reporting date. In addition, the conversion embedded feature of the convertible debt was bifurcated and accounted as a derivative under ASC 815, marked to market at each reporting date.

The cumulative effect of this pronouncement resulted in a decrease of the accumulated deficit opening balance in 2009 of $ 2,795, consisting of (i) $ 1,284 due to previously granted warrants, (ii) $ 636 due to bifurcation of conversion embedded feature of the convertible debt, and (iii) $ 875 as a result of cancellation of previously recognized beneficial conversion feature related to the convertible debt.

The cumulative effect of this pronouncement resulted in a decrease of additional paid-in capital opening balance in 2009 of $ 3,117, consisting of (i) $ 1,304 due to previously granted warrants, (ii) $ 730 due to bifurcation of a conversion embedded feature of the convertible debt, and (iii) $ 1,083 as a result of cancellation of a previously recognized beneficial conversion feature related to the convertible debt.

NOTE 3:-       OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2009

Prepaid expenses	$80	$50
Government authorities	42	80
Other	68	15

	$190	$145

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-       PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2009

Cost:
Computers and peripheral equipment	$2,283	$2,246
Office furniture and equipment	327	326
Leasehold improvements	358	355

	2,968	2,927

Accumulated depreciation	2,763	2,686

Depreciated cost	$205	$241

As for charges on the Company's property and equipment, see Note 9b.

NOTE 5:-       SOFTWARE DEVELOPMENT COSTS, NET

	December 31,
	2010	2009

Software development costs	$22,272	$22,272
Less - accumulated amortization	21,776	20,657

Amortized cost	$496	$1,615

Estimated amortization expenses for the years ending:

December 31

2011	$336
2012	160

$496

NOTE 6:-       ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2010	2009

Government authorities	$27	$25
Accrued expenses	671	955
Others	61	8

	$759	$988

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-       LONG-TERM DEBTS

		December 31,
		2010	2009

a.	Long-term loan and current maturities (see b)	$1,083	$2,000
	Capital lease obligations, linked to the Israeli Consumer Price Index and bearing interest of 5%	21	-

		1,104	2,000
	Less - current maturities	1,014	917

		$90	$1,083

As of December 31, 2010, the aggregate annual maturities of long-term debts are as follows:

First year (current maturities)	$1,014
Second year	90

$1,104

See also Note 9.

b.	On January 31, 2007, the Company entered into a Loan Agreement (the "Agreement"), with Plenus Technologies Ltd ("Plenus" or "the lender"), whereby the lender provided a $ 2,000 loan.

The outstanding loan amount was due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrued interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and is being paid on a quarterly basis. The loan terms were amended in 2009 as discussed below.

The Company also issued to the lender non-forfeitable warrants, exercisable until January 30, 2012, to purchase up to 439,883 Ordinary shares at an exercise price per share of $ 1.364, subject to price adjustments.

On March 30, 2009, the Company and Plenus amended the Agreement. Under the amendment, the Company shall repay the loan amount in 24 equal monthly installments starting February 2010 and the loan will accrue interest at an annual fixed rate of 9%. The amendment became effective upon the completion of the rights offering, on May 12, 2009 (refer to Note 11c for further details).

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-       LONG-TERM DEBTS (Cont.)

In addition, if, during the period between March 19, 2009 and March 18, 2014, the Company enters into a transaction or series of related transactions (a "Fundamental Transaction") which entails (i) the acquisition of the Company by means of a merger or other form of corporate reorganization in which 50% or more of the outstanding shares is exchanged for securities or other consideration issued or paid by the acquiring entity or, a transaction or a series of transactions in which a person or entity acquires more than 50% of the outstanding shares, (ii) the sale of all or substantially all of the assets of the Company; then an additional amount shall be paid to the lender (the "Additional Payment"): in the cases of merger or acquisition ,an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders. In the case of the sale of substantially all of the Company's assets, an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the "aggregate proceeds" shall be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and have not been assumed by the purchaser in such Fundamental Transaction.

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

As part of the New Agreement, the exercise period of warrants previously issued to the lender was extended (see Note 11e) such that the exercise period will lapse on January 30, 2012.

The Company accounted for the change in terms in accordance with ASC 470-50-40 as a non-substantive modification.

c.
In November 2008, the Company entered into a Loan Agreement (the "Loan Agreement") with certain of its directors at the time (the "Lenders"), whereby the Lenders provided a $ 393 convertible bridge loan (the "Loan"). The Loan bore interest at an annual floating rate of LIBOR plus 5%. According to the Loan Agreement, the outstanding principal amount was to be automatically converted into equity securities of the Company upon the closing of an equity financing yielding at least $ 1,000 (which $ 1,000 are deemed to include the $ 393 from the conversion of the Loan), on the same terms and conditions (including price) of such financing.

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	LONG TERM DEBTS (Cont.)

On March 31, 2009, the Company and the Lenders amended the Loan Agreement such that the Loan will be converted into equity securities upon an equity financing of at least $ 750 rather than at least $ 1,000 as described above. Accordingly, upon closing of the rights offering (see Note 11), the Loan was converted to equity on the same terms of the rights offering.

NOTE 8:-	CONVERTIBLE DEBT

	December 31,
	2010	2009

Convertible debt	$1,816	$2,000
Less - current maturities	245	333

	$1,571	$1,667

In April 2004, the Company issued to a group of existing shareholders convertible notes (the "Promissory Notes") in the face amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $ 1.75 (subject to adjustments). The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $ 1.75 per share (subject to adjustments). The warrants expired on May 4, 2007 without being exercised.

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
CONVERTIBLE DEBT (Cont.).

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

During the years ended December 31, 2010, 2009 and 2008, the Company recorded financial expenses in the amount of $ 0, $ 126, $ 682, respectively, attributed to the amortization of the aforementioned debt discount.

Issuance expenses in respect of the convertible debt in the amount of $ 247 were deferred and recorded as "deferred charges". These deferred charges are amortized over the period from the date of issuance to the stated redemption date of the debt.

Effective January 1, 2009, the Company adopted an accounting pronouncement which requires issuers to bifurcate the conversion embedded feature of the convertible debt and marked to market at each reporting date. See Note 2r.

As of December 31, 2010, no shares were issued pursuant to the debt conversion terms.

In January 2009, the Company entered into an agreement with the holders of the Promissory Notes (the "Extension Agreement"), whereby the maturity date of the Promissory Notes was extended by 18 months from May 4, 2009 to November 4, 2010.  In consideration of extending the repayment date, the holders of the Promissory Notes received the following:

1.	The interest rate of the Promissory Notes was increased from an annual rate of five percent (5%) to a floating annual rate of the LIBOR rate plus five percent (5%);

2.	The Company will not be able to obtain new loans which are ranked senior to, or parri passu with, the Promissory Notes; and

3.
Warrants held by the holders of the Promissory Notes and another person (as detailed in Note 11e), exercisable into a total of 600,000 Ordinary shares, were amended so that (1) the expiration date was extended by 18 months from October 9, 2009 to April 9, 2011 and (2) the price adjustment mechanism was amended so that any financing of more than $ 100 (instead of $ 1,500) will trigger such price protection adjustment.

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-
CONVERTIBLE DEBT (Cont.)

Under the Promissory Note terms, failure to pay interest when due constitutes an event of default and accordingly entitles the lenders to the right to declare  the unpaid principal balance together with the interest accrued, immediately due. The Company subsequently entered into the Second Extension Agreement (see below) with the lenders, and paid the outstanding accrued interest.

In March 2010, the Company entered into another extension agreement (the "Second Extension Agreement") with the holders of the Promissory Note, whereby the maturity date was extended from November 4, 2010, such that the aggregate principal amount was to become due and payable in six equal quarterly installments of $ 333 starting on November 4, 2010. In consideration, the holders received the following:

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

4.	Other than with respect to holders who were directors at the time and who waived their entitlement to the following, the holders of the Promissory Note will also be entitled to the following:

a)
If the Company fails to timely pay any installment (including interest), and the same is not remedied within ten (10) days, the Company will be required to issue additional warrants to the holders (1) at an exercise price equal to the average closing price of our Ordinary shares in the 14 trading days following the relevant due date, but not less than $ 0.12 per share, and (2) that are exercisable into a number of Ordinary shares equal to100% of the unpaid balance of the installment divided by the applicable exercise price. The aforesaid delay in the payment of 10 days or more shall not be considered an event of default provided that these warrants are issued within 45 days following the relevant due date; and

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	CONVERTIBLE DEBT (Cont.)

b)
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

The Company accounted for the First and Second Extension Agreement in accordance with ASC 470-50-40"Debt Modification and Extinguishment" as a non-substantial modification.

Between December 2010 through February 2, 2011, the Company entered into a third extension agreement (the "Third Extension Agreement") with certain holders of the Promissory Notes representing 82% of the outstanding balance (out of which holders representing 56% of the balance signed the extension as of December 31, 2010), whereby the maturity date was further extended, such that the aggregate principal amount will become due and payable in four equal installments of $ 377,334 on each of the following dates: (1) April 1, 2012; (2) June 30, 2012; (3) September 30, 2012; and (4) December 31, 2012. In consideration, the holders of the Promissory Notes will receive the following:

1.	The interest rate was increased from a fixed annual rate of nine percent (9%), to a fixed annual rate of eleven percent (11%) payable in cash together with the applicable installment;

2.
Warrants held by the holders of the Promissory Notes and another person , exercisable into a total of 489,600 Ordinary shares, were amended so that that the expiration date was extended from (A) the later of (1) February 4, 2012 and (2) date on which the principal amount under the convertible note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder to (B) the later of (1) December 31, 2013 and (2) date on which the principal amount under the Promissory Notes issued to the holder, and any interest accrued and outstanding, shall have been fully repaid to the holder; and

3.
Warrants held by the Lenders, exercisable into a total of 2,222,721 Ordinary shares was amended so that the expiration date was extended from May 11, 2012 to the later of (1) December 31, 2013 and (2) date on which the principal amount under the Promissory Notes and any interest accrued and outstanding, shall have been fully repaid to the holder.

The Company accounted for the Third Extension Agreement in accordance with ASC 470-50-40 as a substantial modification because the present value of modified cash flows under the Third Extension Agreement resulted in a change greater than 10% in the present value based on the liabilities original interest rate. Consequently, the Company recorded additional expenses related to the modification of the terms of the convertible debt and warrants of $ 274 included within the financial expenses (out of which $ 53 were recorded against additional-paid in capital with respect to change in terms of equity classified warrants).

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-       CHARGES (ASSETS PLEDGED)

a.
In order to secure the Company's obligations and performance pursuant to the New Agreement described in Note 7b, the Company recorded a first priority fixed charge in favor of the lender on all of its intellectual property, and a first priority floating charge in favor of the lender on all of its rights, title and interest in all its assets. The Security Agreements contain certain limitations, among other things, on the Company's ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of the lenders.

b.	As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.

NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in June 2014. In addition, the Company leases computers and peripheral equipment under non-cancelable operating leases. Future minimum commitments under these leases as of December 31, 2010, are as follows:

Year ended December 31,	Operating leases

2011	$435
2012	160
2013	81
2014	41

$717

b.	Rent expenses under operating leases for the years ended December 31, 2010, 2009 and 2008 were $ 445 (net of sublease income in the amount of $ 75), $ 407 and $ 1,095, respectively.

The Company has granted a bank guarantee in the amount of $ 153 to its Israeli office lessor to cover the last 3 months of rent and a bank guarantee in the amount of $ 27 to a vendor in conjunction with an operating lease.

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY

a.
The Company's Ordinary shares are traded on the OTC BB.

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.
On September 28, 2006, the Company signed a private placement agreement with certain investors. Pursuant to the agreement, the Company issued 4,800,000 of its Ordinary shares at $ 1.25 per share for a total consideration of $ 6,000. In addition, the investors received, at no additional consideration, warrants to purchase 2,400,000 Ordinary shares at an exercise price of $ 1.25 per share, exercisable within three years from the issuance date. These warrants, except warrants to purchase 600,000 Ordinary shares held by the holders of the Promissory Notes (see also Notes 8 and 11e), expired without being exercised.

c.
On May 12, 2009, the Company completed a rights offering raising cash proceeds of approximately $ 600 (excluding offering expenses and the conversion of the Loan - see Note 7c). The Loan was converted into equity on the same terms of the rights offering. The Company issued to the subscribing shareholders and the Lenders a total of 8,258,754 Ordinary shares and three-year warrants exercisable into 4,129,376 shares, at an exercise price of $ 0.12 per share.

As a result of the rights offering, the holders of the Promissory Notes became entitled, in accordance with the original terms of the Promissory Notes, to receive rights, exercisable until the maturity of the debt, to acquire up to an aggregate of 856,672 Ordinary shares at a purchase price of $ 0.12 per share, and for each two Ordinary shares so purchased, warrants to purchase up to 428,336 Ordinary shares at an exercise price of $ 0.12 per share.

d.	Stock Option Plans:

Under the Company's  2001 and 2003 Stock Option Plans (the "Plans"), the Company has granted options to purchase Ordinary shares to employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company's Ordinary shares on the date of grant for incentive stock options and 75% of the fair market for non-qualified options. Under the terms of these Plans, options generally become exercisable ratably over three years of employment, commencing with the date of grant or with the date of hire (for new employees at their first grant). The options generally expire no later than 6 years from the date of the grant, and are non-transferable, except under the laws of succession.

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Under the Plans, 7,200,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration, become available for future grants. As of December 31, 2010, there are 1,449,006 options available for future grants.

The following is a summary of the Company's stock options granted under the Plans:

	Year ended December 31, 2010
	Number of options	Weighted average exercise price	Aggregate intrinsic value
	In thousands		In thousands

Outstanding at beginning of year	4,458	$0.79	$-
Granted	1,046	$0.42	$281
Exercised	(81)	$0.41	$24
Canceled or forfeited	(667)	$2.3	$-

Outstanding at end of year	4,756	$0.50	$1,600

Vested and expected to vest at end of year	4,596	$0.49	$1,540

Exercisable at end of year	2,762	$0.47	$802

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008, was $ 24, $ 0 and 0, respectively.

As of December 31, 2010, there was $ 239 of total unrecognized compensation cost related to non-vested share-based compensation that expected to be recognized over a period of three years from grant date.

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2010, have been separated into ranges of exercise price as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

0.08	300	4.00	0.08	200	4.00	0.08
0.12-0.14	863	4.12	0.14	499	4.12	0.14
0.25	270	5.08	0.25	103	5.00	0.25
0.30	960	3.02	0.30	640	3.02	0.30
0.37-0.38	835	5.08	0.37	6	5.07	0.37
0.49-0.58	878	2.67	0.53	824	2.57	0.53
0.70	160	6	0.7	-	-	-
1.32	50	1.99	1.32	50	1.99	1.32
1.92-2.19	290	3.31	1.97	290	3.31	1.97
2.42-2.46	150	3.72	2.45	150	3.72	2.45

	4,756	3.82	0.50	2,762	3.28	0.47

Weighted average fair values and weighted average exercise prices of options whose exercise prices are equal to the market price of the shares at date of grant are as follows:

	Year ended December 31,
	2010		2009		2008
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Equals market price at date of grant	$0.36	$0.42	$0.13	$0.17	$0.18	$0.35

  Upon exercise of options by employees, the Company has a policy of issuing registered shares for all options exercised.

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Warrants: The Company's outstanding warrants and rights are as follows:

Issuance date	Outstanding as of December 31, 2010	Exercise price	Exercisable as of December 31, 2010	Exercisable through

June 2004 (1)	250,909	$0.12	250,909	January 30, 2012
May 2006 (1)	192,000	$0.12	192,000	January 30, 2012
September 2006 (2)	600,000	$0.12	600,000	April 2, 2012 (*)(**)
January 2007 (1)	439,883	$0.12	439,883	January 30, 2012
May 2009(3)	2,222,721	$0.12	2,222,721	April 2, 2012 (*)
May 2009 (4)	856,672	$0.12	856,672	April 2, 2012 (*)(***)
May 2009 (5)	428,336	$0.12	428,336	April 2,2 012 (*)(****)
May 2009 (3)	1,757,377	$0.12	1,757,377	May 11, 2012

	6,747,898		6,747,898

(1)	Issued to the lender as part of the credit line agreement (see Note 7b).

(2)	Issued in connection with the private investment carried out in September 2006 (see Note 11b).

(3)	Issued with shareholders who participated in the rights offering and to Lenders (see Note 11c).

(4)	Rights issued to Lenders in connection with the rights offering (see Note 11c).

(5)	Warrants issuable to Lenders in connection with exercising the rights issued in the rights offering (see Note 11c)

(*)
Extended as part of the Third Extension Agreement in December 2010 and February 2011, such that the securities will be exercisable through the later of (1) December 31, 2013 and (2) date on which the principal amount under the convertible note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder. See Note 8.

(**)	110,400 warrants were exercised in January 2011.

(***)	157,628 warrants were exercised in January 2011.

(****)	78,814 warrants were exercised in January 2011.

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     INCOME TAXES

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

Certain production facilities of the Company and its subsidiary, Attunity Software Services Ltd, have been granted an "Approved Enterprise" status under the Investment Law in six investment programs.

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

On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limited the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise , such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In January 2011, a reform was enacted to the Investment Law, effective January 2011. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). The Company is examining the alternatives in transition into the new law.

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     INCOME TAXES (Cont.)

b.	Accounting for uncertainty in income taxes:

As of January 1, 2008, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, the Company did not have any unrecognized tax benefits and no interest or penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

c.	Tax loss carryforwards: Net operating loss carryforwards as of December 31, 2010 are as follows:

Israel	$48,433
United States *)	2,677
UK	2,453
Hong Kong	2,293
Other	741

$56,597

Net operating losses in Israel, the UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will expire in the years 2011-2029.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2010	2009

Net operating loss carry forwards	$14,282	$15,022
Temporary differences	934	1,111

Total deferred tax asset before valuation allowance	15,216	16,133
Less - valuation allowance	(15,216	(16,133)

Net deferred tax assets	$-	$-

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     INCOME TAXES (Cont.)

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

The main reconciling items of the statutory tax rate of the Company (2008 - 27%, 2009 - 26%, 2010 - 25%) to the effective tax rate are valuation allowances provided for deferred tax assets (in all reported periods). Tax expenses mainly represent business taxes in certain foreign locations.

f.	Pre-tax loss:

	Year ended December 31,
	2010	2009	2008

Domestic	$(1,634)	$(1,511)	$(4,821)
Foreign	203	236	1,024

	$(1,431)	$(1,275)	$(3,797)

g.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

h.
Tax reports filed by the Company in Israel through the year ended December 31, 2005 are considered final. The U.S tax returns of the U.S subsidiary remain subject to examination by the U.S tax authorities for the tax years beginning in January 1, 2007

 ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-     ENTITY-WIDE DISCLOSURES

Revenues by geographical areas were as follows:

	Year ended December 31,
	2010	2009	2008

Israel	$857	$637	$1,081
United States	6,051	5,872	7,019
Europe	1,693	1,319	1,717
Far East	968	963	1,063
Other	506	662	592

	$10,075	$9,453	$11,472

In 2010, 2009 and 2008, over 90% of license revenues were derived from the connectivity and change data capture products. In 2010, 2009 and 2008, the Company had a distributor that accounted for 3.7%, 4.0% and 12.0% of the revenues, respectively.

All of the Company's long-lived assets are located in Israel apart for assets in insignificant amounts which are located elsewhere.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-     SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development costs, net:

	Year ended December 31,
	2010	2009	2008

Total costs	$2,482	$2,272	$3,753
Capitalized software development costs	-	(378)	(837)

	$2,482	$1,894	$2,916

b.	Financial income (expenses), net:

	Year ended December 31,
	2010	2009	2008
Financial income:
Interest	$3	$1	$13
Exchange rate differences , net	-	33	-

	3	34	13
Financial expenses:
Interest	(294)	(332)	(308)
Amortization of debt discount	-	(126)	(682)
Amortization of deferred expenses (issuance expenses and credit line costs)	-	(20)	(219)
Exchange rate differences, net	(132)	-	(54)
Revaluation of liabilities presented at fair value and expenses related to extinguishment of convertible debt and change in terms of warrants	(966)	(253)	-

	(1,392)	(731)	(1,263)

	$(1,389)	$(697)	$(1,250)

NOTE 15:- SUBSEQUENT EVENTS.

On March 29, 2011 certain holders of warrants, exercisable into 268,000 ordinary shares, including the Chairman of the Board of Directors and a director, waived the price protection adjustment mechanism embedded in the warrants. On same day, Plenus waived the price protection adjustment mechanism embedded in warrants exercisable into 882,792 ordinary shares. See Note 2r. As a result of the above mentioned, the fair value of these warrants as of that date will be classified into equity and no longer be marked to market subsequently. As of December 31, 2010, the said warrants represented 59% of the warrants and bifurcated conversion feature liabilities presented at fair value.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD

By: /s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated:  March 31, 2011