Form 20-F
period 2011-12-31
ATTUNITY LTD
filed 2012-03-30
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2011): 39,951,106

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.

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

•
“Investors Group” are to certain investors, which included, among others, Mr. Shimon Alon, the Chairman of our board of directors and our Chief Executive Officer, Mr. Ron Zuckerman, a member of our board of directors, and Mr. Itzhak (Aki) Ratner, our former Chief Executive Officer and, until December 30, 2010, a member of our board of directors.  We are not aware of any agreement which is currently in force, in writing or otherwise, among the members of the Investors Group, or any of them, with respect to the Company;

•
"Convertible Notes" or "Notes" are to the convertible promissory notes we issued to the Investors Group pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, by and between us and the Investors Group, or the Note Agreement;

•	“Plenus” are to Plenus Technologies Ltd. and its affiliates, a venture capital lender;

•	"Plenus Loan" are to the loan and security agreements between Attunity and Plenus, all dated as of January 31, 2007, as amended from time to time;

•	"RepliWeb" are to RepliWeb Inc., a Delaware corporation we acquired in September 2011; and

•	“OTCBB” are to the Over-The-Counter Bulletin Board.

We have obtained trademark registrations in the United States for Attunity®, Attunity B2B®, Attunity Connect®,  Attunity InFocus®, RepliWeb® and FASTCOPY®. Unless indicated otherwise by the context, any other trademarks and trade names appearing in this annual report are owned by their respective holders.

    Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

    On March 1, 2012, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.784 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

- iii -

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21.E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 3.D “Risk Factors”, Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects” and Item 10.C “Additional Information - Material Contracts” as well as elsewhere in this annual report, including but not limited to statements, if any, about our expected revenues or performance and plans for relisting our shares on a national exchange. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” and in our other filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

- iv -

TABLE OF CONTENTS

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
B.	Business Overview	17
C.	Organizational Structure	28
D.	Property, Plants and Equipment	28
ITEM 4A.	UNRESOLVED STAFF COMMENTS	28
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
A.	Operating Results	29
B.	Liquidity and Capital Resources	40
C.	Research and Development, Patents and Licenses	43
D.	Trend Information	43
E.	Off-Balance Sheet Arrangements	43
F.	Tabular Disclosure of Contractual Obligations	43
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
A.	Directors and Senior Management	44
B.	Compensation	46
C.	Board Practices	48
D.	Employees	55
E.	Share Ownership	55
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
A.	Major Shareholders	57
B.	Related Party Transactions	60
ITEM 8.	FINANCIAL INFORMATION	60
A.	Consolidated Statements and Other Financial Information	60
B.	Significant Changes	61
ITEM 9.	THE OFFER AND LISTING	61
A.	Offer and Listing Details	61
B.	Plan of Distribution	62
C.	Markets	62
D.	Selling Shareholders	62
E.	Dilution	62
F.	Expenses of the Issue	62
ITEM 10.	ADDITIONAL INFORMATION	63
A.	Share Capital	63
B.	Memorandum and Articles of Association	63

- v -

- vi -

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2011, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011 and 2010, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2009, 2008 and 2007, which have also been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5  “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

On September 19, 2011, we completed the acquisition of RepliWeb, which is described elsewhere in this annual report, including in Item 5.A “Operating and Financial Review and Prospects - Operating Results” and Item 10.C "Material Contracts - Acquisition of RepliWeb." As a result of this transaction, the revenues and expenses of RepliWeb are consolidated with our results of operations starting September 19, 2011. The assets and liabilities of RepliWeb are consolidated with our balance sheet as of December 31, 2011.  See Note 3 to our consolidated financial statements included in this annual report.

Balance Sheet Data:

	December 31,
	2011	2010	2009	2008	2007
	(U.S. dollars in thousands)
Working capital (deficiency)	$(7,649)	$(2,643)	$(2,710)	$(5,480)	$(2,328)
Total assets	23,156	10,705	11,895	13,030	15,657
Current maturities of long term-debt, short-term convertible debt, including current maturities of long-term convertible debt	950	1,259	1,250	2,193	18
Long-term debt, less current maturities	-	1,661	2,750	2,000	2,009
Warrants and bifurcated conversion feature, and other liabilities presented at fair value	737	1,215	303	-	-
Shareholders’ equity	5,188	733	2,042	2,532	6,058
Additional paid in capital	107,572	102,459	102,095	104,279	103,924

Income Statement Data:

	Year ended December 31,
	2011	2010	2009	2008	2007
	(U.S. dollars in thousands, except per share data)

Software License	$8,140	$4,645	$4,126	$5,373	$5,537
Maintenance and services	7,029	5,430	5,327	6,099	6,609
Total revenues	15,169	10,075	9,453	11,472	12,146

Cost of revenues	1,453	1,951	3,070	2,624	2,601
Research and development costs, net (1)	4,960	2,482	1,894	2,916	3,542
Selling and marketing expenses	5,851	3,831	3,469	6,341	7,988
General and administrative expenses	2,835	1,854	1,608	2,138	2,707
Restructuring and termination costs	--	--	--	--	1,111

Total operating expenses	15,099	10,118	10,041	14,019	17,949
Operating income (loss)	70	(43)	(588)	(2,547)	(5,803)
Financial expenses, net	1,284	1,388	697	1,250	1,099
Other income (expenses)	-	-	10	--	(26)
Loss before taxes on income	(1,214)	(1,431)	(1,275)	(3,797)	(6,928)
Income taxes (benefit)	(399)	74	28	60	113

Net loss	(815)	(1,505)	(1,303)	(3,857)	$(7,041)
Basic and diluted net loss per share	$(0.02)	$(0.05)	$(0.05)	$(0.17)	$(0.30)
Number of shares used to compute basic and diluted loss per share	34,647	31,973	28,494	23,196	23,185
_________________
(1) Total research and development costs are offset in part by capitalization of certain computer software development costs. See Notes 2i and 6 to our consolidated financial statements included elsewhere in this annual report and the discussion under Item 5.A “Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies."

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

Although we generated operating income of $70,000 in the fiscal year ended December 31, 2011, we incurred an operating loss in each of the preceding five fiscal years, and incurred a $815,000 net loss in the fiscal year ended December 31, 2011. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses, which, as of December 31, 2011, were approximately $102.8 million.

We depend on strategic relationships with our distributors, OEM and VAR partners and our revenues may be reduced if such relationships are not successful or terminated. In particular, a loss of one of our OEM partners may have a material adverse effect on our business, operating results and financial condition.

Our products and services are sold through both direct and indirect channels, including distributors, value-added resellers, or VAR, and original equipment manufacturers, or OEM, partners. Specifically, we rely on strategic relationships with OEM partners and resellers to sell our products and services and these relationships are likely to account for a larger portion of our revenues in the future. Typically, where our fees depend on orders of products (and not fixed license fees), these parties are not obligated to sell any of our products. Any failure of these relationships to market our products effectively or generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could have a material adverse effect on our business, operating results and financial condition..

In particular, we rely on our strategic relationship with Microsoft Corporation, or Microsoft. In December 2010, we entered into two five–year OEM agreements with Microsoft for aggregate consideration of nearly $9 million. We expect Microsoft to continue to be strategic to our business and future growth. A termination or other disruption of our commercial relationship with Microsoft could have a material adverse effect on our business, operating results and financial condition.

The loss of one or more of our significant customers or a decline in demand from one or more of these customers could harm our business.

Historically, we have relied on a limited number of customers for a substantial portion of our total sales. In 2011, Microsoft accounted for 13.4% of our revenues and another strategic customer accounted for 10.7% of our revenues. There can be no assurance that such customers will continue to order our products in the same level or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

We face risks associated with the acquisition of RepliWeb.

In September 2011, we completed the acquisition of RepliWeb. In connection with this acquisition, we face risks commonly encountered with acquisitions, including disruption of our ongoing business; difficulty in integrating acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control system; being subject to known or unknown contingent liabilities, including litigation, costs, tax and expenses; and inability to realize expected synergies or other anticipated benefits. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with this acquisition. Our inability to successfully integrate the operations of RepliWeb and realize anticipated benefits associated with the acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may need to raise additional capital in the future, which may not be available to us.

We had cash and cash equivalents of approximately $1.5 million as of December 31, 2011 and current maturities of long-term loans of approximately $0.95 million. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2013, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all.

If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

•	develop new products;

•	enhance our existing products;

•	remain current with evolving industry standards;

•	expand our sales and marketing programs;

•	take advantage of future opportunities;

•	respond to competitive pressures or unanticipated requirements;

•	in connection with the acquisition of RepliWeb, timely pay former RepliWeb shareholders a milestone-based contingent cash payment of up to $2.0 million which is payable in April 2013; or

•	successfully integrate the operations of RepliWeb.

If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

We may be required to pay additional taxes due to tax positions that we undertook.

        We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate whether due to tax positions that we have taken regarding filing of various tax returns or in cases where we determined not to file tax returns. In particular, not all of the tax returns of our operations are final and may be subject to further audit and assessment by the applicable tax authorities. There can be no assurance that the applicable tax authorities will accept our tax positions. In such event, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected.

Severe global economic conditions may materially adversely affect our business.

        Our business and financial condition is substantially affected by global economic conditions. Starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. More recently, credit and sovereign debt issues have destabilized certain European economies as well and thereby increased global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition.

We are subject to risks associated with international operations.

We are based in Israel and generate a large portion of our sales outside the United States.  Our sales outside of the United States accounted for approximately 29%, 40% and 38% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

•	the impact of the recessionary environments in multiple foreign markets, such as in some European countries;

•	longer receivables collection periods and greater difficulty in accounts receivable collection;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	potential tax consequences; and

•	political and economic instability.

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

The market for our software products is fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. In the fields of application release automation, web deployment and enterprise file replication, we also compete with providers of open source and freeware solutions, which are substantially less expensive than our solutions. We anticipate continued growth and competition in the software products market. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration and event capture market in particular. For example, in July 2011, Informatica Corporation acquired Wisdom Force.  Consolidation and mergers in our market may result in stronger competition by larger companies that threaten our market positioning.

Our existing and potential competitors, such as IBM, Informatica, Oracle (following the acquisition of Golden Gate), iWay software and HP, who compete with different products we offer, may offer or be able to develop software products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

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

We are currently developing new products as well as enhancements and new features to our existing products, including the new Attunity Replicate, new solutions for cloud computing and other integrated products with technology initially developed by RepliWeb. We may not be able to successfully complete the development and market introduction of new products or product enhancements or new features.  If we fail to develop and deploy new products and product enhancements or features on a timely basis or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. For example, in late 2005, we launched Attunity InFocus, and, following significant investments in developing and marketing of this product which have not resulted in generating strong demand for this product, we determined to end the sales of this product in the end of 2008.

We are subject to risks relating to proprietary rights and risks of infringement.

We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights.  Except for our trademark registrations in the United States, and one registered patent which we do not view as material, we do not have any other registered trademarks, patents or copyrights. To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists.  In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

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

We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales.

Some of our products utilize open source technologies. These technologies are licensed to us under varying license structures, including the General Public License. If we have improperly integrated, or in the future improperly integrate software that is subject to such licenses into our products, in such a way that our software becomes subject to the General Public License or similar licenses, we may be required to disclose our own source code to the public. This could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position and impact our business, results of operations and financial condition.

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

A portion of our revenues is dependent on maintenance payments from customers using our legacy products.

Approximately 5.0%, 9.7% and 10.0% of our total revenues in the years ended December 31, 2011, 2010 and 2009, respectively, were derived from annual maintenance fees made by customers who use our legacy software products.  In 2011, 2010 and 2009, these revenues on a consolidated basis totaled approximately $0.7 million, $1.0 million and $0.9 million, respectively. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a continued reduction in our maintenance revenues from these products which could adversely affect our operating results.

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

Our quarterly results have fluctuated significantly in the past and may fluctuate significantly in the future.  Our future operating results will depend on many factors, including, but not limited to, the following:

•	the size and timing of significant orders and their timely fulfillment;

•	demand for our products;

•	seasonal trends and general domestic and international economic and political conditions, among others;

•	changes in our pricing policies or those of our competitors;

•	the number, timing and significance of product enhancements;

•	new product announcements by us and our competitors;

•	our ability to successfully market newly acquired products and technologies;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	product life cycles;

•	software bugs and other product quality problems;

•	personnel changes;

•	changes in our strategy;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	the inherent uncertainty in marketing new products or technologies.

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

We have often recognized a substantial portion of our revenues in the first and last quarters of the year and in the last month, or even weeks or days, of a quarter.  Our expense levels are relatively fixed in the short term.  If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

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

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our Convertible Notes.

We are a party to the Note Agreement, pursuant to which we issued the Convertible Notes.  The Convertible Notes contain a number of restrictive covenants that limit our operating flexibility, primarily limitations on the incurrence of indebtedness. Such obligations may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

Although our internal control over financial reporting was considered effective as of December 31, 2011, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

                The Sarbanes-Oxley Act of 2002, or SOX, imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a) of SOX have resulted in a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not and is not required to be audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

Risk Factors Relating to Our Ordinary Shares

Provisions of the Plenus Loan may make an acquisition of us more costly or difficult, which could depress the price of our shares.

Pursuant to the Plenus Loan, if on or before December 31, 2017, we enter into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then we will be required to pay Plenus an amount equal to, in general, the higher of $300,000 or 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction. As a result, an acquisition of our company that triggers the said payments will be more costly to a potential acquirer and these provisions, taken as a whole, may have the effect of making an acquisition of our company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Provisions of our OEM agreements with Microsoft may make an acquisition of us more difficult, which could depress the price of our shares.

Pursuant to the OEM agreements we entered with Microsoft with respect to our change data capture, or CDC, and open database connectivity, or ODBC, technologies, Microsoft is entitled to a right of first offer, whereby we are required to notify Microsoft in the event that we wish to sell our company or sell or grant an exclusive license of the technology underlying the CDC or ODBC products, as the case may be, and, if the offer is accepted by Microsoft, negotiate such transaction with Microsoft, or, if rejected by Microsoft, we may enter into such transaction with a third party only on substantially the same or more favorable terms than the initial offer made by us to Microsoft. Microsoft is also entitled to terminate the OEM agreements under certain circumstances, including upon a change of control of our company. These provisions, taken as a whole, may have the effect of making an acquisition of our company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Our directors and executive officers own a substantial percentage of our ordinary shares.

As of March 1, 2012, our directors and executive officers beneficially own approximately 22.9% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares on exercise or conversion of outstanding warrants and Convertible Notes and/or substantial future sales of our ordinary shares may depress our share price.

As of March 1, 2012, we had approximately 41.4 million ordinary shares issued and outstanding and approximately 11.6 million of additional ordinary shares which are issuable upon exercise of outstanding employee options, warrants, rights to subscribe for shares and upon the conversion of our Convertible Notes. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. In addition, the lock-up period, during which former RepliWeb shareholders are restricted from selling approximately 4.0 million ordinary shares we issued to them in connection with the acquisition, will expire in June 2012.  If these or other shareholders sell substantial amounts of our ordinary shares, including shares issuable upon the exercise or conversion of outstanding warrants, rights to subscribe for shares, Convertible Notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, we cannot foresee the impact of any potential sales on the market price of these additional ordinary shares, but it is possible that the market price of our ordinary shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.  Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

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

While we recently announced our plan to relist our ordinary shares on a national exchange, such as NYSE Amex or NASDAQ, execution of this plan is subject to market conditions and satisfaction of the applicable listing criteria.

Our share price has been volatile in the past and may decline in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	changes in expectations as to our future financial performance and cash position, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us; and

•
future sales of our ordinary shares. In particular, the lock-up period, during which former RepliWeb shareholders are restricted from selling approximately 4.0 million ordinary shares we issued to them in connection with the acquisition, will expire in June 2012.

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

The SEC has adopted Rule 3a51-1 under the Exchange Act which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 under the Exchange Act generally requires:

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Terrorist attacks and hostilities within Israel as well as tensions between Israel and Iran, have also heightened these risks. Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. In addition, since early 2011, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

Our financial results may be adversely affected by currency fluctuations.

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations.  We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the NIS, the British Pound Sterling and the Hong-Kong Dollar. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. In addition, a large portion of our expenses, principally salaries and related personnel expenses, are paid in NIS. During 2011, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses. If the NIS continues to strengthen against the dollar, as happened in 2011, the value of our Israeli expenses will increase. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future.  Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

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

Corporate History and Details

Attunity Ltd was incorporated under the laws of the State of Israel in 1988 as a company limited by shares.

Our executive headquarters are located at Kfar Netter Industrial Park, POB 3787, Kfar Netter 40593, Israel, telephone number (972) 9-899-3000. Our authorized representative and agent in the U.S. is Attunity Inc., our wholly owned subsidiary, which maintains its principal offices at 70 Blanchard Road, Burlington, Massachusetts 01803, telephone number (781) 213-5200.  Our address on the Internet is http://www.attunity.com. The information on our website is not incorporated by reference into this annual report.

We are a leading provider of real-time data integration software, designed to help organizations optimize the availability, performance, use and lifetime of their information assets.

We began operations in 1989 and when we went public in December 1992, our principal products were the APT (Application Programming Tools) product family of software productivity tools, comprised of the APTuser - a production report generator and APTools - a comprehensive software development system.  In 1993, we acquired Meyad Computers Company (1991) Ltd. (now known as Attunity Software Services (1991) Ltd. ("Attunity Services")) which owned Mancal 2000 - a financial and logistic application software package. In 1994, we acquired Cortex Inc., which owned CorVision - an application generator for enterprise applications. In 1996, we released Attunity Connect® - a universal data and application access product. In 2004, we released Attunity Federate- a virtual data federation, which is also commonly referred to as Enterprise Information Integration, or EII, and Attunity Stream- a change-data-capture (CDC) software that captures only the changes made to enterprise data sources with minimal impact on the database systems. In 2005, we released Attunity InFocus – a software platform for workplace - focused composite applications which, since late 2008, we no longer offer. In 2009, we released Attunity Operational Data Replication (ODR) – a set of solutions that allow the transfer and synchronization of data between heterogeneous databases.

Recent Major Business Developments

Below is a summary of the major business developments in Attunity since January 1, 2011:

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

On February 2, 2011, we announced that we entered into an extension agreement, effective as of December 31, 2010, with certain members of the Investors Group, being the holders of approximately $1.5 million (out of a total $1.8 million) of the outstanding principal amount of our Convertible Notes, whereby, among other things, the maturity date of the Convertible Notes held by such holders, will be extended and become due and payable in four equal installments of $377,334, on each of the following dates: (1) April 1, 2012; (2) June 30, 2012; (3) September 30, 2012; and (4) December 31, 2012.

On February 14, 2011, we announced that we entered into an OEM agreement with Microsoft to provide our ODBC connector in Microsoft's next version of SQL Server. The integration is designed to enable customers to exchange and process data with a wide range of data sources. This OEM agreement is in addition to a multi-million dollar OEM agreement with Microsoft to provide our CDC in Microsoft's next version of SQL Server, which we announced on December 29, 2010.  On September 19, 2011, we announced our receipt of payments in the aggregate amount of $3.55 million from Microsoft pursuant to the aforementioned OEM agreements with Microsoft.

On September 19, 2011, we completed the acquisition of RepliWeb, a U.S.-based leading provider of enterprise file replication and managed file transfer technologies.

On September 27, 2011, we announced the release of Attunity Replicate, a high performance data replication software that will enable organizations to accelerate and improve the distribution and sharing of data for enhanced accessibility, while reducing associated costs to meet business intelligence and operations needs.

Between December 31, 2011 and January 31, 2012, the holders, in the aggregate, of approximately $1.2 million of principal amount of the Convertible Notes, or approximately 76% of the total outstanding principal amount of the Convertible Notes, including Shimon Alon, our Chairman and CEO, and Ron Zuckerman, a member of our Board of Directors, converted their Convertible Notes into a total of approximately 2.4 million ordinary shares pursuant to an offer we made to all holders of the Convertible Notes, or the Prepayment Offer. The Prepayment Offer expired on January 31, 2012.

For a discussion of our principal capital expenditures and divestitures, see Item 5.B " Operating and Financial Review and Prospects –Liquidity and Capital Resources –Principal Capital Expenditure and Divestitures.”

B.	Business Overview

Overview

We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of software for real-time data integration, helping organizations optimize the availability, performance, use and lifetime value of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for business information. Our software is commonly used for projects such as reporting and data warehousing, migration and modernization, application release automation, file replication and distribution.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable the use of enterprise information where and when needed. Our software includes products for real-time data integration, application release automation (a process  that automates the deployment and upgrade of custom applications and web content across various stages of the application and content lifecycle), and managed file transfer (a process that allows organizations to secure and automate business-to-business information exchanges over standard internet connections).

Our software offering currently consists of the following key products:

•
Attunity Replicate - Attunity Replicate is a high performance data replication software that enables organizations to accelerate and reduce the costs of distributing, sharing and ensuring the availability of data for meeting business operations and business intelligence needs.

•
Attunity Stream® - Attunity Stream is a CDC technology that captures only the changes made to transactional systems and transfers them to another destination database. Given the exponential growth rates of transactional data year-on-year, and the increasing demands for businesses to work with ever more timely information, streaming changed-data to applications and messaging systems has become a critical component of the modern ‘real-time enterprise’.

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

•
RepliWeb Managed File Transfer (MFT) - RepliWeb-MFT is a file transfer management solution that allows organizations to secure and automate business-to-business, or B2B, information exchanges over standard internet connections. RepliWeb-MFT delivers security policy enforcement, auditing, inspection policies, routing, and accelerated transfers of large-file payloads across each stage of the file transfer process.

•
RepliWeb Replication Manager – RepliWeb Replication Manager is a heterogeneous file system and storage replication solution, optimized for Wide Area Network, or WAN,  infrastructures. The Replication Manager provides organizations with widely distributed (global/regional/local) operations, a highly reliable and fast way to replicate, mirror, backup and/or migrate unstructured data.

•
RepliWeb Deployment Manager – RepliWeb Deployment Manager is an application release automation and Web deployment solution for Windows (.NET & SharePoint), UNIX and Linux applications and web infrastructures. The product is used by information technology, or IT, operations, application development and content/marketing teams to manage and automate the deployment of applications and digital content across on-premises and cloud-based servers.

•
Legacy Products - Our key legacy products include CorVision, an application generator tool for enterprise applications that runs on Digital VAX computers under the Open VMS (Virtual Memory System) operating system and allows developers to use either terminals or a Client/Server Windows application connected to VAX computers, and APTuser, a production report generator able to access data residing in different databases and file managers.

Our software solutions have been deployed at thousands of organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry.

Over the years, our products have won a number of awards for performance. Most recently, in November  2011, our Attunity SQL Server-CDC for SSIS (Microsoft SQL Server Integration Services platform) data replication software was recognized in the Best BI/Reporting product category, winning the gold medal for SQL Server Magazine’s “2011 Community Choice Award” and the silver medal for the SQL Server Magazine’s “2011 Editors’ Best Award.”

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

The Market Opportunity and Our Solutions

We believe that the world of IT data infrastructure is undergoing a significant change, one that enables very large information assets to be accessible in a timely manner, reaching more users through more applications and devices. This new paradigm in information access requires support for service-based standards, real-time detection of critical events, and the ability to manage very large quantities of datasets, to which we refer as Big Data. Consequently, our main focus and strategy is to establish Attunity as a leading provider of real-time data integration, replication and event capture software, which are all enabling technologies.

In 2009, we expanded our product offering to target the data replication market, an important segment of the data integration market that enables the real-time availability and consistency of data across heterogeneous databases. Specifically, we focus on what we call Operational Data Replication, or ODR, software solutions, which are designed to make information available to support operational business intelligence. In addition, we believe that the need for heterogeneous data integration and replication will increase with the adoption of cloud computing, as organizations start to manage data both in their own data centers as well as in cloud-based systems. Specifically, we focus on high speed bulk transfer and CDC capabilities to support cloud computing capabilities. In September 2011, we acquired RepliWeb, which allows us to offer an extensive data and content replication platform for cloud and enterprise data centers.

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

•
our solutions empower organizations to manage all types of data structure, across substantially  all network environments, and throughout commercially relevant business applications and computing environments; and

•
our solutions enable real-time availability of data required to support business intelligence and operations, a requirement that is now a common enabler for improved efficiencies and competitive advantage.

Our Strategy

The key elements of our strategy to achieve our objectives include:

•
Extend our Product Leadership. Our flexible, open and standards-based architecture extends integration opportunities into more business applications and enterprise computing environments, including cloud computing. Our goal is to provide the most comprehensive and reliable suite of data management and integration solutions for enterprise data centers and cloud environments that accelerate information access, improve system uptime and reduce operational overhead and complexities.

•
Expand Our Selling Capabilities. We market and sell our products in the U.S, the U.K, Europe, Latin America, the Middle East and the Asia-Pacific regions through direct sales, OEM, reseller and distributor channels. We intend to expand our sales channels, with an increasing emphasis on OEMs and other indirect channels.

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that use it in their data centers to enable data integration, business intelligence, release automation and file replication. We believe, however, that our software is  well positioned to meet the new and fast growing markets of Big Data and Cloud Computing, which represent new target markets for us. We intend to capitalize upon this opportunity by marketing our software and services to companies with real-time information and event-driven initiatives.

•
Increased Penetration of Our Existing Customer Base. Over the years, we have licensed our different software solutions to over 2,500 customers worldwide. This large installed base affords us a unique opportunity for cross-selling our expanded product offering and future software solutions.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software with the complementary products and services provided by other organizations. We plan to extend our existing strategic relationships and develop new alliances with leading global software providers, equipment manufacturers, application service providers, systems integrators and value-added resellers, in order to extend the functionality of our software and increase sales. We currently have strategic relationships with Microsoft, IBM, Oracle, HP, CenturyLink, Inc. (Savvis) and other software vendors, where our software is sold as an add-on product to their product line, or embedded within their own products. We intend to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

•
Pursue Strategic Acquisitions. In order to achieve our business objectives, we may pursue the acquisition of complementary technologies, products and/or businesses that enable us to enhance and expand our existing software products and our projected service offerings.  For instance, in September 2011, we completed the acquisition of RepliWeb, a U.S.-based leading provider of enterprise file replication and managed file transfer technologies.

Products

Attunity Replicate

Attunity Replicate, first introduced in 2011, is a high performance data replication software that enables organizations to accelerate and reduce the costs of distributing, sharing and ensuring the availability of data for meeting business operations and business intelligence needs. Using Attunity Replicate, organizations can load data efficiently and quickly to operational data stores/warehouses; create copies of production databases to enable operational reporting; offload queries from operational systems to reduce load and impact; facilitate zero-downtime migrations and upgrades; and distribute data across data sources/centers. The key features of Attunity Replicate are:

•	Complete automation of database replication, including database schema, data and changes

•	Simplified user experience delivering a "Click-2-Replicate" solution, which means it allows the user to simplify and automate the implementation of end-to-end data replication

•	Heterogeneous replication supporting many types of source and target databases

 Attunity Stream®- captures changes to enterprise data sources and streams them in real-time

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

Attunity Connect - standard data access and legacy adapter suite

Attunity Connect® is a suite of pre-built adapters to mainframe and enterprise data sources. It is designed to provide seamless access to legacy data for business intelligence and enterprise portals, build .NET and J2EE (Java 2 Enterprise Edition) applications that interoperate with legacy systems, and accelerate Enterprise Application Integration, or EAI, initiatives. Attunity Connect resides natively on the data server to provide standard, service-oriented integration (SQL, XML, and Web based services) to a broad list of data sources on platforms ranging from Windows and UNIX to HP NonStop and Mainframe. With robust support for metadata, bi-directional read/write access and transaction management, Attunity Connect simplifies and reduces the cost of legacy integration. The key features of Attunity Connect are:

•	Standard, service-oriented interfaces (SQL, XML, Web services)

•	Comprehensive pre-built adapter library on virtually any platform

•	Transactional read/write integration

•	Query governing

•	Enterprise class scalability, reliability and performance

•	Certified with leading BI and EAI products

•	Simple installation and fast configuration using wizard-based Graphic User Interface, or GUI

RepliWeb Managed File Transfer (MFT)

 RepliWeb-MFT is a file transfer management solution that allows organizations to secure and automate business-to-business (B2B) information exchanges over standard internet connections. RepliWeb-MFT delivers security policy enforcement, auditing, inspection policies, routing, and accelerated transfers of large-file payloads across each stage of the file transfer process. The key features of MFT are:

•
Secure two–tier demilitarized zone architecture (a physical or logical separation between internal and external network or computing environments, which helps organizations address regulatory, compliance and information security requirements)

•	Ability to address user, server and application-driven file transfer processes

•	Support for most commercial encryption and security policies

•	Rich application programming interface, or API, that supports extensive Inspection policies and file routing

RepliWeb Replication Manager

RepliWeb Replication Manager is a heterogeneous file system and storage replication solution, optimized for WAN infrastructures. The Replication Manager provides organizations with widely distributed (global/regional/local) operations, a highly reliable and fast way to replicate, mirror, backup and/or migrate unstructured data. The key features of Replication Manager are:

•	Comparative snap-shot technology enabling delta only replication

•	Accelerated WAN transfer engines

•	Extensive file and content include/exclude definitions

•	Real-time replication engines for Windows server environments

RepliWeb Deployment Manager

RepliWeb Deployment Manager is an application release automation and Web deployment solution for Windows (.NET & SharePoint), UNIX and Linux applications and web infrastructures. The product is used by IT operations, application development and content/marketing teams to manage and automate the deployment of applications and digital content across on-premise and cloud-based servers. The key features of Deployment Manager are:

•	Robust automation and scheduling engines

•	End to end auditing and reporting of managed processes

•	One-click rollback of applications, content & configurations

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

Customer Support Services

We provide the following direct support services to our customers:

Hot-line Support.  We provide technical advice and information on the use of our products.  Our hot-line support is also responsible for publishing technical bulletins and distributing new versions of software and program “patches.” Such hot-line customer support is typically provided through toll-free telephonic support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. We have hot-line operations in the United States, Israel and China. Support is provided via telephone, remote-access and e-mail. A substantial majority of our customers are covered by support contracts, with, in some cases, services being provided by local subcontractors or resellers.

Training.  We provide classroom and on-site training in the use of our products. The course curriculum includes product use education, software development methodologies and system management.  Our customers receive documentation that includes user manuals, reference manuals, tutorials, installation guides and release notes.

Professional Services.  We provide consulting services and system integration assistance to enable customers to use our products efficiently and effectively.

Sales and Marketing

Our products and services are sold through both direct and indirect channels, including distributors, VARs and OEM partners.

We maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel.  In Japan, South Korea, Taiwan, Singapore, Germany, Spain and South and Central America we distribute our products through independent distributors. Our field force (including marketing, sales, technical pre-sales and support personnel) is comprised of 22 persons in North America, 8 persons in Europe, the Middle East and Africa and 5 persons in the Asia Pacific region.

Over the course of the past several years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors, system integrators and managed service providers. We entered into a number of OEM and/or reseller agreements with Microsoft, IBM, Oracle, HP, CenturyLink, Inc. (Savvis) and other enterprise software vendors and integrators. For example, in February 2011, we announced that we had entered into an OEM agreement with Microsoft to provide our ODBC connector in Microsoft's next version of SQL Server. This OEM agreement was in addition to a multi-million dollar OEM agreement with Microsoft to provide our CDC in Microsoft's next version of SQL Server, which we announced in December 2010. The scope of these OEM agreements is global and it also covers resellers, developers and distributors of Microsoft's SQL Server.

Seasonality

Our business is subject to seasonal trends, primarily in the third quarter ending September 30, when we have experienced relatively low sales mainly as a result of reduced sales activity during the summer months. We have also often recognized a substantial portion of our revenues in the first and last quarters of the year and in the last month, or even weeks or days, of a quarter.

Customers

Our products are sold directly and indirectly primarily to large and medium-size enterprises in the financial services, manufacturing, retail, pharmaceuticals and the supply chain industry, as well as to governmental and public institutions. In addition, our products are sold indirectly through a number of regional resellers and world-class OEM partners, such as Microsoft, IBM, Oracle and HP, as well as other software vendors and integrators.

In 2009 and 2010, all license revenues were derived from our connectivity and replication/CDC product lines. In 2011, primarily as a result of the acquisition of RepliWeb, 82% of our revenues were derived from our connectivity and replication/CDC product lines whereas most of the balance of revenues were derived from the RepliWeb Deployment Manager, RepliWeb Replication Manager and RepliWeb MFT products.

Our maintenance and support revenues are derived from maintenance and support services we provide to customers who use (1) our data connectivity solutions, such as the Attunity Connect, (2) the Corvision and APTuser products, which are legacy products, and (3) commencing September 2011, our RepliWeb file replication and managed file transfer solutions and Application Release Automation, or ARA.  Maintenance and support revenues in 2011, 2010 and 2009 related to the data connectivity and replication/CDC product lines represented approximately 70%, 83% and 78%, respectively, out of the total consolidated maintenance and support revenues. For the year ended December 31, 2011, one of our OEM partners accounted for approximately 13.4 % of our revenues and another OEM partner accounted for approximately 10.7%. For the years ended December 31, 2010 and 2009, no single customer accounted for more than 10% of our revenues.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see Item 5.A “Operating and Financial Review and Prospects – Operating Results – Results of Operations”.

Competition and Pricing

General: The IT marketplace is highly competitive and has very few barriers to entry. The primary competitive factors affecting sales of our products are product performance and features, depth of product line, technical support and price. We compete both with international and local software vendors, many of whom have significantly greater financial, technical and marketing resources than us.

We anticipate continued growth and competition in this market and, consequently, the entrance of new competitors into the market or intensified competition, including by way of consolidation. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration and event capture market in particular, such as Informatica Corporation's acquisition of Wisdom Force (July 2011) and Oracle's acquisition of Golden Gate Software (July 2009). Consolidation and mergers in our market may result in stronger competition by larger companies that threatens our market positioning. New entrants may also include the IT departments of current and potential customers of ours that develop solutions that compete with our products.

Connectivity, CDC and Replication: The competitors with our connectivity, CDC and replication offering include IBM, Informatica Corporation, Golden Gate (acquired by Oracle),Data Direct and iWay Software.  In light of current global economic conditions, we anticipate continued consolidation and increased competition in the market.  Moreover, our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use, than those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources. However, we believe that our connectivity and CDC products are generally competitive in price and features and have certain advantages and disadvantages as compared to competitors’ products.

ARA/ Web Deployment: Our competitors in the ARA and Web Deployment market include major platform vendors such as Microsoft, IBM and HP; server provisioning and configuration management vendors such as BMC Software, Inc., CA Inc. and Serena Software, Inc.; and other providers of open source and freeware solutions. Our commercial competitors in this market enjoy significant advantages over us primarily in their abilities to manage both the operating systems and application stacks, stronger global brand recognition and deeper product development capabilities. The open source and freeware solutions offer significant cost benefits compared to our and other commercial solutions. However, we believe our offerings are competitive in that they address the needs of heterogeneous computing and application infrastructures, reduce the potential for vendor lock-in, are quicker and easier to install, and deliver a quicker total return on investment.

Managed File Transfer (MFT): Our competitors in the MFT market include the larger global software and middleware vendors, such as IBM (Sterling Commerce), Axway Software SA and Tibco Software Inc. ; mid-tier software vendors, such as Globalscape Inc. and Ipswitch Inc.; and SaaS (Software as a Service) vendors such as Box.net and YouSendit. The MFT market is highly competitive with the larger global software vendors possessing significant advantages over us in terms of stronger global brand recognition, current feature sets, research and development resources, and sales infrastructure. Additionally, we face increased competition from SaaS vendors who offer low first-year product acquisition costs.  However, we believe our MFT solution provides a rich portfolio of features that addresses the mainstream market needs, has a lower total cost of ownership and delivers high enterprise value.

Enterprise File Replication (EFR): Our competitors in the EFR market include the major platform vendors such as Microsoft, IBM and HP; the large storage management vendors such as EMC, CA and Symantec; mid-tier replication vendors such as Vision Solutions, Inc. (Double-Take Software); as well as other providers of open source and freeware solutions. The larger commercial vendors have strong visibility and penetration with storage management processes such as de-duplication and archival processes. The open source and freeware solutions offer significant cost benefits compared to our and other commercial solutions. However, we believe our EFR solution is very competitive in its ability to reliably manage massive file/folder structures, its ability to address organizations with large numbers of server endpoint connected over WAN links, and our low total cost of ownership.

Intellectual Property Rights and Software Protection

While we have one registered patent for a method for compressing and decompressing files in the field of file transfer software, we primarily rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our rights in our products. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. In addition, our employees and independent contractors are generally required to sign non-disclosure agreements.

We have obtained trademark registrations for Attunity®, Attunity B2B®, Attunity Connect®, Attunity Stream®, Attunity InFocus®, RepliWeb® and FASTCOPY® in the United States. We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our rights in our products. We do not currently own any registered copyrights. Our policy is for our customers to sign non-transferable software license agreements providing contractual protection against unauthorized use of the software.

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

The R&D Law provides that know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law, as amended, further provides that the know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally, in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas),  (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law also imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law.  In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

We have not received grants since 2000. Through 2000, we received grants from the Chief Scientist aggregating $2.4 million for certain of our research and development projects. Through 2006, royalties paid to the Chief Scientist totaled $2.2 million. The difference of $0.2 million is related to grants received in connection with a product that is no longer being sold. Since 2006, we have not had any liability to pay royalties the Chief Scientist.

C.	Organizational Structure

Our wholly owned subsidiaries act as marketing and customer service organizations in the countries where they are incorporated and in most instances for neighboring countries.  The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our active (direct and indirect) subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Attunity Inc.	United States	100%
Attunity (UK) Limited	United Kingdom	100%
Attunity (France) S.A	France	100%
Attunity Pty Limited	Australia	100%
Attunity (Hong Kong) Ltd.	Hong-Kong	100%
Attunity Israel (1992) Ltd.	Israel	100%
Attunity Software Services (1991) Ltd.	Israel	98.8%
RepliWeb Inc.	United States	100%
RepliWeb (UK) Limited	United Kingdom	100%
RepliWeb Ltd.	Israel	100%

D.	Property, Plants and Equipment

Israel. Our executive, marketing and sales offices as well as research and development facilities are located in Kfar Netter Industrial Park, Kfar Netter, Israel, where we lease approximately 10,800 square feet, of which we sublease approximately 1,100 square feet to third parties. During 2011, we leased approximately 14,500 square feet, of which we subleased approximately 6,000 square feet to third parties. The premises are occupied under a lease which expires on December 31, 2013. The annual rent for the premises we occupy (i.e., excluding the spaces we sublease to third parties) was approximately $244,000, and, due to the additional office space we occupy in 2012, was increased to $268,000 in 2012.

In connection with the acquisition of RepliWeb, we also lease approximately 5,200 square feet in Petach Tikva, Israel. The premises, which are used as another research and development facility, are occupied under a lease which expires on December 31, 2013. The annual rent for these premises was approximately $147,000 in 2011, or $41,000 for the period between September 19, 2011 (the closing date of the acquisition) and December 31, 2011.

North America. We lease approximately 3,300 square feet of office space in Burlington, MA for an annual rent of approximately $71,000. In connection with the acquisition of RepliWeb, we also lease approximately 2,500 square feet of office space in Coconut Creek, FL for an annual rent of approximately $48,000, or $13,000 for the period between September 19, 2011 (the closing date of the acquisition) and December 31, 2011.

Other Locations. We currently lease one additional office space in Hong Kong. The annual rent for the premises was approximately $99,000 in 2011.

Outlook. We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. However, we are considering consolidating our Israeli facilities into one location during 2013. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

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

Overview

We were founded in 1988 and became a public company in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of software for real-time data integration, helping organizations optimize the availability, performance, use and lifetime value of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for business information. Our software is commonly used for projects such as reporting and data warehousing, migration and modernization, application release automation, file replication and distribution.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable the use of enterprise information where and when needed. Our software includes products for real-time data integration, application release automation, and managed file transfer.

Through distribution, OEM agreements and strategic relationships with global-class partners such as Microsoft, Oracle, IBM, HP, CenturyLink, Inc. (Savvis) and other software vendors, our solutions have been deployed at thousands of organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry. Our products and services are sold through direct sales and support offices in the United States, the United Kingdom, Hong Kong and Israel, as well as through distributors in Japan, South Korea, Taiwan, Singapore, Germany, Spain and South and Central America.

Executive Summary

Financial Highlights

In 2011, our total revenues were approximately $15.2 million, compared to $10.1 million in 2010. This overall 51% increase is composed of (1) a 75% increase in license revenues, from $4.6 million in 2010 to $8.1 million in 2011, and (2) a 29% increase in maintenance and service revenues, from $5.4 million in 2010 to $7.0 million in 2011. This growth was primarily due to:

•	an increase in revenues from our OEM channels and in our direct sales in the United States, partially offset by a decrease in our direct sales in Europe and the Far East;

•
the acquisition of RepliWeb in September 2011. RepliWeb, whose operating results are consolidated with our results of operations commencing with September 19, 2011, contributed approximately $2.8 million in total revenues in 2011, of which $1.4 million was in license revenues and the balance in maintenance revenues; and

•	the launch and market acceptance of our replication products as well as an increase in the average size of our deals.

Our operating results improved to $70,000 of operating income in 2011 compared to an operating loss of $43,000 in 2010.

In 2011, we incurred a net loss of $0.8 million, compared to a net loss of $1.5 million in 2010. The decrease in our net loss related mainly to the increase in revenues, which was offset by an increase in operating expenses (both derived organically and from the acquisition of RepiWeb), and by a tax benefit resulting from a deferred tax asset of approximately $0.6 million recognized as a result of the acquisition of RepliWeb.

We had cash and cash equivalents of approximately $1.5 million as of December 31, 2011 compared to $0.9 million as of December 31, 2010. This increase in our cash position is mainly attributable to cash provided from operations of approximately $4.2 million, which was partially offset by repayment of outstanding loans in the aggregate amount of approximately $1.3 million and net cash paid in connection with  the acquisition of RepliWeb in the aggregate amount of $2.4 million.

In addition, our total outstanding debt was reduced from $2.9 million at December 31, 2010 to only $0.9 million at December 31, 2011, partially as a result of the conversion of approximately $0.7 million of principal amount of our Convertible Notes, or approximately 47% of the total outstanding principal amount of the Convertible Notes, into ordinary shares on December 31, 2011. As of March 1, 2012, following the conversion of additional Notes in the principal amount of approximately $0.5 million during January 2012 and a last payment to one of the Convertible Notes holders, the outstanding debt has been reduced to $0.3 million.

Our shareholders' equity increased to $5.2 million as of December 31, 2011 compared to $733,000 as of December 31, 2010.

Acquisition of RepliWeb

On September 19, 2011, we completed the acquisition of RepliWeb, a U.S.-based leading provider of enterprise file replication and managed file transfer technologies, for a total consideration composed of:

•	$3.3 million in cash payable at closing;

•
approximately 4.0 million ordinary shares issued at closing. These ordinary shares are subject to a "lock-up" period ending on June 30, 2012, during which period they may not be sold or otherwise disposed, except to affiliates;

•
$4.0 million in cash payable within 10 business days following the closing. It should be noted that RepliWeb was acquired with all of its cash and cash equivalents of approximately $4.0 million (following deduction of transaction expenses); and

•	a milestone-based contingent cash payment of up to $2.0 million payable in April 2013.

Of the above total consideration, approximately 3.4% was payable to certain employees of RepliWeb, allocated pro-rata from the aforesaid cash, shares and earn-out components of the consideration. This resulted in an amount of $386,000 recorded as an expense in our statement of operations.

The acquisition was financed from our own working capital resources, including a $3.5 million payment from Microsoft that was received during September 2011, and $4 million in cash held by RepliWeb which we received upon the closing of the acquisition.  In order to bridge a cash flow timing issue, we received a short-term loan in the principal amount of $3.0 million from an Israeli bank, which was fully repaid in September 2011.

The acquisition is designed to allow us to target new addressable markets, develop opportunities with existing and new OEM channel partners, as well as benefit from RepliWeb’s large customer base. Through the integration of RepliWeb’s enterprise file replication and managed file transfer technologies with our established data integration and replication platforms, we were able to broaden our enterprise replication capabilities and enhance our cloud environment capabilities. We also plan to deliver optimized solutions for high-performance data and content replication, synchronization and distribution across cloud environments and enterprise data centers once the new organization is fully-integrated.

As a result of this transaction, the revenues and expenses of RepliWeb are consolidated with our results of operations commencing September 19, 2011, whereas the assets and liabilities of RepliWeb are consolidated with our balance sheet as of December 31, 2011.

2012 Outlook

We identified the following trends that may influence our market and the demand for our software solutions:

•
Continued growth of the already large open systems database, or DBMS, market, which is a target market for Attunity with our CDC and data replication software. Continued and accelerated growth of the amounts of data stored and managed by organizations;

•	Information immediacy, or the growing need and expectation by business users to have fresh and up-to-date information;

•	Ongoing extensive growth in unstructured data and a need to deploy, migrate and integrate this data across distributed computing environments;

•
Cloud computing, which is now a target market for Attunity with our CDC and data replication software solutions, seems to be growing significantly, with numerous software vendors, developers and integrators looking to invest substantial resources in this market; and

•
Big Data, which is also a new target market for Attunity with our ability to facilitate the transfer of large amounts of structured and unstructured data to enable new styles of analytics, seems to be growing rapidly, with numerous software vendors, developers and integrators looking to invest substantial resources in this market.

In 2012, we intend to continue to invest in developing new products and enhancing existing products, to support continued growth in our sales and enhancement of market acceptance for our offerings. In particular, we intend continue to introduce and market several of our new software solutions launched in late-2011, including Attunity Replicate. Furthermore, during the first half of 2012 we plan to introduce new solutions for cloud computing that uniquely address the critical need of transferring data and files across data centers and cloud environments, based on the integration of RepliWeb’s and Attunity’s technologies.

We may face certain challenges during 2012. Our ability to continue our growth and achieve profitability depends, in part, on the global economy and the growth rates and changes in technology trends in industries in which we operate as well as the market acceptance of our solutions. As such, our results may be adversely affected if there is a further economic slowdown, a decrease in the overall market’s IT spending, a reduction in the capital expenditures by companies in our target markets or a failure of our new products to achieve market recognition.

As a result of an unpredictable business environment and long sales cycles, we find it difficult to provide a reasonable estimate as to our own sales and profitability trends in 2011. We do, however, expect our revenues to continue to increase primarily because 2012 will be the first full year in which RepliWeb's results of operations are fully consolidated with ours.

For additional details regarding our capital resources and contractual obligations, see Item 5.B "Operating and Financial Review and Prospects– Liquidity and Capital Resources – Principal Financing Activities," Item 5.B "Operating and Financial Review and Prospects– Liquidity and Capital Resources –Outlook" and Item 5.F " Operating and Financial Review and Prospects– Tabular Disclosure of Contractual Obligations."

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, we evaluate our estimates and judgments, including, but not limited to those related to (1) revenue recognition, (2) stock-based compensation, (3) liabilities presented at fair value, (4) provisions for income taxes, (5) business combinations, and (6) goodwill and intangible assets. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Under different assumptions or conditions, actual results may differ from these estimates.

We believe that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. We generate revenues mainly from license fees and sub-license fees for the right to use our software products, maintenance, support, consulting and training services.  We sell our products primarily through our direct sales force to customers and indirectly through distributors, OEMs and VARs.  Both the customers and the distributors or resellers are considered end users.  We are also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users. We account for software sales in accordance with Accounting Standards Codification, or ASC, 985-605, "Software Revenue Recognition".

Revenues from license and services fees are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable.  We do not grant a right of return to our customers.

We determine that persuasive evidence of an arrangement exists with respect to a customer when we have a purchase order from the customer a written contract or an approved quote, which is signed by both us and customer (documentation is dependent on the business practice for each type of customer).

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

With regard to software arrangements involving multiple elements, we allocate revenues to the different elements in the arrangement under the “residual method," in accordance with ASC 985-605, when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.  Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance and support, consulting and training) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria have been met. Any discount in the arrangement is allocated to the delivered element.

Our determination of fair value of each element in multiple-element arrangements is based on VSOE.  We align our assessment of VSOE for each undelivered element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have established VSOE to allocate revenue to the maintenance and support, consulting and training (“professional”) services components of our license arrangements. We sell our professional services separately, and accordingly we have established VSOE for professional services based on our hourly or daily rates.  VSOE for maintenance and support is determined based upon the price charged when the same element is sold separately.  Accordingly, assuming all other revenue recognition criteria are met, we recognize revenue from licenses upon delivery using the residual method.

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

Stock-based Compensation. We account for equity-based compensation in accordance with ASC 718 “Compensation – Stock Compensation.” Under the fair value based measurement approach of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our share price on the date of grant as well as other assumptions, including the estimated volatility of our share price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our ordinary shares in order to estimate future share price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use the "simplified method" as adequate historical experience is not available to provide a reasonable estimate.  The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

        Liabilities Presented at Fair Value. Some of our warrants (namely, the warrants issued to Plenus and the warrants issued in 2006 as part of a private placement) and the conversion feature of our Convertible Notes are classified as liabilities in accordance with ASC 815-40, "Contracts in Entity's Own Equity". Accordingly, these  warrants and the conversion feature of the Convertible Notes are required to be marked to market at each reporting date. We estimate the fair value of these warrants and the conversion feature using a Black-Scholes-Merton valuation model. The fair value of the warrant and the conversion feature are affected by our share price on the date of issuance as well as other assumptions, including the estimated volatility of our share price over the term of these securities. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the term of the securities. We use the historical volatility of our ordinary shares in order to estimate future share price trends. Our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

As more fully described in Item 5.B  "Plenus Loan – 2011 Amendment" below, in September 2011 we entered into an amendment to the Plenus Loan regarding Plenus' right to receive payment upon a fundamental transaction involving Attunity, or the Plenus Right. In accordance with ASC 815-40, it was considered as a derivative and recorded as a liability on our balance sheet and is marked to market at each reporting period. We determined the fair value of this derivative taking into account data provided by third-party valuating specialist who assisted us in estimating the probability of occurrence of events triggering the exercisability of such right and used the Cox, Ross and Rubinstein’s Binomial Model for options valuation, where we used certain assumptions, such as the estimated volatility of our share price over the term of the Plenus right, and a risk-free interest rate assumption that is based upon United States treasury interest rates appropriate for the expected term of the Plenus Right. We use the historical volatility of our ordinary shares in order to estimate future share price trends. See also notes 2t and 8 to our consolidated financial statements included elsewhere in this annual report.

Provisions for Income Taxes. We are subject to income taxes in Israel, the United States and a number of foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax expense or benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalty.

We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2011 and 2010 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 13 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes.

The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

        Business Combinations. We accounted for our business combination with RepliWeb in accordance with ASC No. 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In addition, we expense acquisition-related expenses as they are incurred. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require our management to make significant estimates and assumptions, especially with respect to intangible assets.

        Our management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and relevant market and industry data and are, inherently, uncertain. Critical estimates made in valuing certain of the intangible assets of RepliWeb include, but are not limited to, the following: (1) future expected cash flows from license sales, maintenance agreements, customer contracts and acquired developed technologies and patents; and (2) discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

        In connection with purchase price allocations, we estimate the fair value of the support obligations assumed in connection with acquisitions. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. See Note 3 to our consolidated financial statements for additional information on accounting for our acquisition of RepliWeb.

Goodwill and Intangible Assets. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment annually on December 31st and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 “Intangibles – Goodwill and other”. Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market equity capitalization. If the carrying value of a reporting unit exceeds its fair value, we then calculate the goodwill’s implied fair value by performing a hypothetical allocation of the reporting unit’s fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. This allocation process involves using significant estimates; include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and assumptions about the future deployment of the long-lived assets of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

Our most recent annual impairment test, performed on December 31, 2011, did not result in any impairment charges.  We will continue to monitor our market capitalization and expectations of future cash flows and will perform impairment testing if and when deemed necessary. The change in the carrying amount of goodwill for the year ended December 31, 2011 is mainly due to the acquisition of RepliWeb in September 2011.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2011, 2010 and 2009, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31, (U.S. dollars in thousands)
	2011		2010		2009
Revenues:	100%	$15,169	100%	$10,075	100%	9,453
Software licenses	54%	8,140	46%	4,645	44%	4,126
Maintenance and services	46%	7,029	54%	5,430	56%	5,327

Cost of software licenses	4%	563	11%	1,119	25%	2,348
Cost of maintenance and services	6%	890	8%	832	8%	722
Research and development, net	33%	4,960	25%	2,482	20%	1,894
Selling and marketing	39%	5,581	38%	3,831	37%	3,469
General and administrative	19%	2,835	18%	1,854	17%	1,608
Total operating expenses	99%	15,099	100%	10,118	106%	10,041
Operating loss	*	70	*	(43)	*	(588)
Financial and other expenses, net	8%	1,284	14%	1,388	7%	687

Income taxes (benefit)	(3)%	(399)	0%	74	0%	28

Net Loss	5%	$815	15%	$1,505	15%	1,303

                * Less than 1%

Comparison of 2011, 2010 and 2009

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

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues) and relative percentages during the last three fiscal years (dollars in thousands):

	2011		2010		2009
Israel	$948	6.3%	$857	8.5%	$637	6.7%
United States	10,729	70.7%	6,051	60.1%	5,872	62.1%
Europe	2,191	14.4%	1,693	16.8%	1,319	14.0%
Far East	869	5.8%	968	9.6%	963	10.2%
Other	432	2.8%	506	5.0%	662	7.0%
Total	$15,169	100%	$10,075	100%	$9,453	100%

The following table provides a breakdown of our revenues by type of revenues and relative percentages during the last three fiscal years (dollars in thousands):

	2011		2010		2009		% Change 2011 vs. 2010	% Change 2010 vs. 2009
Software licenses	$8,140	54%	$4,645	46.1%	4,126	43.6%	75%	13%
Maintenance and services	7,029	46%	5,430	53.9%	5,327	56.4%	29%	2%
Total	$15,169	100%	$10,075	100%	9,453	100%	51%	7%

In 2011, our total revenues were approximately $15.2 million, compared to $10.1 million in 2010. This overall 51% increase is composed of (1) a 75% increase in license revenues, from $4.6 million in 2010 to $8.1 million in 2011, and (2) a 29% increase in maintenance and service revenues, from $5.4 million in 2010 to $7.0 million in 2011. This growth in total revenues was primarily due to:

•
the acquisition of RepliWeb in September 2011. RepliWeb, whose operating results are consolidated with our results of operations commencing with September 19, 2011, contributed approximately $2.8 million to our total revenues in 2011, of which $1.4 million was in license revenues and the balance in maintenance and service revenues;

•
an increase in revenues from our OEM channels and in our direct sales in the United States, partially offset by a decrease in our direct sales in Europe and the Far East as described in the table above; and

•	the launch and market acceptance of our replication products as well as an increase in the average size of our deals.

The 75% growth in license revenues was primarily due to the aforesaid factors. The $1.6 million increase in maintenance and service revenues in 2011 compared to 2010, reflecting a 29% growth, was primarily due to the acquisition of RepliWeb that contributed approximately $1.4 million to our maintenance and service revenues in 2011.

Total revenues increased by approximately 7% to $10.1 million in 2010 from $9.5 million in 2009. This increase was primarily attributable to the 13% increase in license revenues and a 2.0% increase in maintenance and services revenues.  The increase in license revenues was mainly associated with an increase of sales through OEMs in the United States and through our direct sales in Europe.

Cost of Revenues.  Cost of license revenues consists of amortization of capitalized software development costs, amortization of core technology acquired and royalties to a third party. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead.

The following table sets forth a breakdown of our cost of revenues between license and services for the periods indicated:

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
Cost of software licenses	$563	$1,119	$2,348	(49.7)%	(52.3)%
Cost of maintenance and services	890	832	722	6.9%	15.0%
Total	$1,453	$1,951	3,070	(25.5)%	(36.4)%

Our cost of revenues decreased to approximately $1.5 million in 2011 from approximately $2.0 million in 2010. This decrease is due to the decrease in the cost of software licenses, which is mainly due to the decrease in amortization of capitalized software from $1.1 million in 2010 to $0.3 million in 2011, partially offset by increase in amortization of intangibles of approximately $0.2 million associated with the acquisition of RepliWeb in September 2011 and by an increase of royalties paid to a third party of approximately $0.1 million. In this respect, we expect that amortization of the intangible assets associated with the acquisition of RepliWeb will be approximately $1.0 million for 2012. Cost of maintenance and services remained at substantially the same level as in 2010 despite the 29% increase in maintenance and services revenues. In this respect, we expect that such costs will increase in 2012 due to amortization of the acquired core technology of RepliWeb and the consolidation of its operating results, including cost of maintenance and services, for the full year of 2012.

Our cost of revenues decreased to approximately $2.0 million in 2010 from $3.1 million in 2009. This decrease was mainly due to the decrease in amortization of capitalized software from $2.3 million in 2009 to $1.1 million in 2010. The decrease was attributable mainly to amortization period of certain products and developments that ended during 2009 and 2010.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
Research and development, net	$4,960	$2,482	$1,894	99.8%	31.0%
Selling and marketing	5,851	3,831	3,469	52.7%	10.4%
General and administrative	2,835	1,854	1,608	52.9%	15.2%
Total	13,646	$8,167	$6,971	67.1%	17.2%

Research and Development, Net of capitalized expenses.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs.

Total R&D costs increased by approximately 100% from $2.5 million in 2010 to $5.0 million in 2011. The increase is attributed mainly to additional costs associated with the acquisition of RepliWeb of approximately $1.4 million (including costs of RepliWeb's R&D employees) and costs of approximately $0.6 million associated with additional compensation costs, including hiring of additional R&D employees, during 2011.

Total R&D costs, before amortization of capitalized software costs, increased by 9% from $2.3 million in 2009 to $2.5 million in 2010. The increase was attributable mainly to the reinstatement of certain employment benefits in 2010 which were suspended during 2009 as a part of cost reduction plan, and the depreciation of the dollar against the NIS. The capitalization of software developments costs decreased from $0.4 million in 2009 to $0 in 2010 because R&D expenses did not meet the criteria for capitalization in accordance to accounting guidance.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs.

Selling and marketing expenses increased by approximately 53% to $5.9 million in 2011 from $3.8 million in 2010. This increase is primarily due to additional selling and marketing costs of approximately $0.4 million and costs of $0.4 million of amortization of customers’ relationship, both associated with the acquisition of RepliWeb; approximately $0.3 million associated with the expansion of our marketing activities; approximately $0.3 million associated with the recruitment of selling and marketing personnel; and approximately $0.5 million  increase in sales commissions resulting from the growth in license revenue.

Selling and marketing expenses increased by approximately 10% to $3.8 million in 2010 from $3.5 million in 2009. This increase was primarily due to the recruitment of sale and marketing personnel.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, and other administrative costs.

General and administrative expenses increased by 52.9% to $2.8 million in 2011 from $1.9 million in 2010.  The increase is primarily attributable to the costs, including transaction expenses, associated with the acquisition of RepliWeb of approximately $0.5 million, general and administrative expenses associated with RepliWeb's own operations for the period commencing September 19, 2011, and an increase in legal and travel expenses due to an increase in sales and expansion of corporate activities.

General and administrative expenses increased by 15% to $1.9 million in 2010 from $1.6 million in 2009.  The increase was primarily attributable to the aforesaid reinstatement of certain employment benefits for 2010, an increase in legal and travel expenses due to an increase in sales and corporate activities, and the depreciation in the dollar value against the NIS.

Operating Loss.  Based on the foregoing, our operating income improved from $43,000 operating loss in 2010 to $70,000 operating profit in 2011. Operating loss decreased by 93% to $43,000 in 2010 from $0.6 million in 2009.

Financial Expenses, Net.   In 2011, we had net financial expenses of $1.3 million compared to $1.4 million in 2010. This decrease is attributed mainly to a decrease in the revaluation of liabilities presented at fair value (which increased by approximately $0.7 million in 2010 compared to an increase of only $0.6 million in 2011) partially offset by financial expenses associated with the acquisition of RepliWeb of approximately $0.1 million.

Specifically, in 2011, of a total of $1.3 million of net financial expenses, approximately $0.6 million are attributed to the increase in the valuation of certain outstanding warrants and the conversion features of the Convertible Notes as well as the Plenus Right, compared to approximately $0.7 million in 2010. In general, for as long as these securities contain antidilution and price protection features, any future change in our share price will lead to recognition of financial income (in the event of decrease of our share price) or financial expense (in the event of increase of our share price) in accordance with ASC 815-40, which could have an impact on our results of operations. During 2011, we were able to secure waivers from the price protection provisions from the holders of most of these securities, which waivers partially mitigated the aforesaid impact of fluctuations in our share price over our financial income or expense starting with the first quarter of 2011. See also notes 2t and 15 to our consolidated financial statements included elsewhere in this annual report.

We accounted for the conversion of the Convertible Notes as of December 31, 2011 based on the Prepayment Offer (as described in Item 5.B – "Convertible Notes" below) as an inducement to convert in accordance with ASC 470-20-40-16. Accordingly, as of December 31, 2011, we recognized an inducement expense of $0.2 million, representing the fair value of the excess shares issued.

In 2010, we had net financial expenses of $1.4 million compared to net financial expenses of $0.7 million in 2009. This increase was attributable mainly to the increase in the valuation of warrants and conversion features of convertible debt, in the amount of $1.0 million in 2010 compared to $255,000 in 2009. The valuation was increased as a result of the appreciation of our share price as of December 31, 2010 compared to December 31, 2009.

Taxes on Income.  Income taxes for 2011 were $(399,000) compared to $74,000 in 2010. The decrease is attributed mainly to a tax benefit resulting from a deferred tax asset of approximately $0.6 million recognized as a result of the acquisition of RepliWeb, and by the amortization of tax liability of approximately $0.2 million associated with the acquisition, partially offset by an increase in tax withheld on certain export sales.

Income taxes for 2010 were $74,000 compared to $28,000 in 2009, mainly derived from taxes withheld on export sales and business tax in a foreign location. The increase was attributable mainly to an increase in export sales subject to tax withholding

Impact of Currency Fluctuations and of Inflation

In 2010 and 2011, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results.   For additional details, see Item 11 "Qualitative and Quantitative Disclosures about Market Risk" below.

Impact of Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (“FASB”) issued a guidance that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The guidance requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate, but consecutive, statements. According to the guidance, the currently available option to disclose the components of other comprehensive income within the statement of stockholders’ equity will no longer be available. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of the standard will have no impact on our financial position or results of operations, but will result in a change in the presentation of the basic consolidated financial statements. We are still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In September 2011, the FASB also amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our financial statements.

B.	Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated by operations, private equity investments, short-term loans and borrowings under loans from Plenus and the Convertible Notes.

Principal Financing Activities

In the past year, we have engaged in several financing activities designed to improve our cash position, including restructuring of our borrowings, as follows:

Convertible Notes. Between  December 2010 through February 2011, we entered into an extension agreement, or the Third Extension Agreement, with certain holders of the Convertible Notes in the aggregate principal amount of approximately $1.5 million (out of $1.8 million that were outstanding at the time), such that, among other things, the maturity date of the Notes was extended and the aggregate outstanding principal amount will become due and payable in four equal installments of $377,334 on each of the following dates: (1) April 1, 2012; (2) June 30, 2012; (3) September 30, 2012; and (4) December 31, 2012. As part of the Third Extension Agreement, the annual interest rate was changed from a fixed annual rate of 9.0% to a fixed annual rate of 11%. The holders of Convertible Notes in the principal amount of approximately $0.3 million, who did not enter into the Third Extension Agreement, received payments in accordance with the previous terms and schedule of the Notes, such that they were fully paid in February 2012.

As a result of the acquisition of RepliWeb and in accordance with the antidilution provisions of the Convertible Notes, the conversion price of the Convertible Notes was adjusted in September 2011 to $0.62 per share (from $1.25).

Between December 31, 2011 and January 31, 2012, the holders, in the aggregate, of approximately $1.2 million of principal amount of the Convertible Notes, or approximately 76% of the total outstanding principal amount of the Notes, including Shimon Alon, our Chairman and CEO, and Ron Zuckerman, a member of our Board of Directors, converted their Convertible Notes into a total of approximately 2.4 million ordinary shares pursuant to an offer we made to all holders of the Convertible Notes, or the Prepayment Offer, the key terms of which were as follows:

•	the conversion ratio of that portion of the Notes being converted was increased, reflecting a reduction of the conversion price of the Notes from $0.62 to $0.50 per share;

•
each Note holder was entitled to payment, in cash or in additional ordinary shares (based on the new conversion ratio), of the interest payment due in 2012 (in a total amount of approximately $0.1 million for all Notes) plus accrued and unpaid interest for 2011 (in a total amount of approximately $0.2 million for all Notes); and

•	the Prepayment Offer expired on January 31, 2012.

As of March 1, 2012, as a result of the conversion of a substantial portion of the Convertible Notes described above, the outstanding principal amount of the Convertible Notes was reduced to approximately $0.3 million, which is scheduled to be paid in full (in installments) through December 31, 2012. For additional details, see Item 10.C “Material Contracts –Convertible Notes.”

Bridge Loan. In September 2011, in connection with the acquisition of RepliWeb, we secured a short-term loan in the principal amount of $3.0 million from an Israeli bank, or the Bridge Loan. The Bridge Loan, which was initially repayable in January 2012, bore interest at an annual rate of LIBOR plus 6%. To secure the Bridge Loan, Mr. Shimon Alon, our Chairman and CEO, provided the bank with a personal guarantee and deposited $1.2 million with the bank, or the Personal Guarantee. The Bridge Loan (together with interest payments of approximately $35,000) was fully repaid during September 2011.

Plenus Loan – 2011 Amendment. In September 2011, in connection with the acquisition of RepliWeb, we and Plenus also entered into an amendment to the Plenus Loan, whereby, among other things, (1) Plenus provided its consent to the Bridge Loan, (2) the period during which Plenus is entitled to compensation (in general, 15% of the proceeds payable in a Fundamental Transaction) upon consummation of a Fundamental Transaction was extended until December 31, 2017, (3) during such extended period, Plenus may elect to receive $300,000 in cash in lieu of such compensation, and (4) Plenus’ right to compensation (in general, 15% of the Company's consolidated revenues in 2012) in the event that our consolidated revenues in 2012 exceed $18 million was canceled. For additional details, see Item 10.C “Additional Information – Material Contracts – Plenus Loan.”

Working Capital and Cash Flows

As of December 31, 2011, we had $1.8 million in cash, cash equivalents and restricted cash, compared to $1.1 million in cash, cash equivalents and restricted cash as of December 31, 2010.

As of December 31, 2011, the outstanding principal amount under (1) the Plenus Loan was $0.1 million (which was fully repaid in early January 2012); and (2) the Convertible Notes was $0.8 million, such that our outstanding debt as of December 31, 2011 was $0.95 million. As of March 1, 2012, following the conversion of additional Notes during January 2012 and a last payment to one of the Convertible Notes holders, the outstanding debt has been reduced to $0.3 million.

As of December 31, 2011, we had a deficit of $7.9 million in working capital, compared to a deficit of $2.6 million as of December 31, 2010.

Net cash provided by operating activities was $4.2 million in 2011, compared to $0.5 million in 2010. The increase is primarily because of payments in the aggregate amount of $3.85 million we received from Microsoft during 2011.

Net cash used in investing activities was $2.7 million in 2011, compared to $58,000 million in 2010. The increase is mainly attributable to the acquisition of RepliWeb.

Net cash used in financing activities was $1.0 million in both 2011 and 2010.

As of December 31, 2011, our principal commitments consisted of long-term liability for the contingent payment obligation due to RepliWeb former shareholders in the amount of $2.0 million (presented in the consolidated financial statements at present value of approximately $1.7 million), short term debt resulting from the outstanding Convertible Notes in the  principle amount of $0.8 million (which as of March 1, 2012, following the partial conversion of the Notes, was reduced to $0.3 million) and the Plenus Loan in the principle amount of $0.1 million (which was fully repaid in January 2012), as well as obligations outstanding under operating leases.  See also Item 5.F "Tabular Disclosure of Contractual Obligations."

Principal Capital Expenditure and Divestitures

During 2011, our capital expenditures totaled approximately $161,000 (compared to $58,000 during 2010 and $19,000 during 2009), most of which was used for the purchase of computers and license of software.  Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. We did not effect any principal divestitures in the past three years.

Outlook

In the past several years, we performed several restructuring and financing activities in order to improve our financial condition. These activities, which included the aforesaid Prepayment Offer, resulted in (1) a decrease of our operating expenses from approximately $18.0 million in 2007 to approximately $15.1  million in 2011 (including the operating expenses of RepliWeb commencing on September 19,2011), while our revenues increased from approximately $12.1 million in 2007 to $15.2 million in 2011, and (2) reduction of our outstanding debt from approximately $4.0 million in 2007 to $0.95 million in 2011 (and to $0.3 million as of March 1, 2012), leading to an improvement in our cash balance. In light of the aforesaid, as well as other factors, including our ability to generate cash, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2013. See also Item 5.F "Tabular Disclosure of Contractual Obligations."

C.	Research and Development, Patents and Licenses

The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation.  We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases.  Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2011, we employed 66 persons in research and development.

We have committed substantial financial resources to our research and development efforts. During 2011, 2010 and 2009, our research and development expenditures before capitalization were $5.0 million, $2.5 million and $2.3 million, respectively.  We capitalized computer software development costs of $0, $0 and $0.4 million in the years ended December 31, 2011, 2010 and 2009, respectively.

As described in Item 4.B “Information on the Company - Business Overview - Government Regulations,” we participated in programs sponsored by the Office of the Chief Scientist.

D.	Trend Information

See Item 5.A “Operating Results – Executive Summary”.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as such term is defined under Item 5.E of the instructions to Form 20-F, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2011:

Contractual Obligations	Payments due by Period (U.S. dollars in thousands)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term convertible debt obligations (*)	$835	$835	$-	- -	--
Long-term debt obligations	83	83	-	- -	- -
Severance pay obligation	783
Operating lease obligations	1,025	773	252	--	--
RepliWeb contingent payment (**)	1,669	--	1,669	--	--

Total (***)	$4,359	$1,691	$1,921	--	--

(*) During January 2012 approximately $0.5 million of the Notes were converted into shares. The balance following the conversion is approximately $0.3 million.

(**) Represents the present value of a contingent payment of $2.0 million payable in April 2013 to former RepliWeb shareholders.

(***) Excludes $222,000 for an accrual for uncertain income tax position under ASC 740 “Income Taxes,” which is paid upon settlement because we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 2j of our consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following lists the name, age, principal position and a biographical description of each of our executive officers and directors.

Name	Age	Director Since	Position with the Company
Shimon Alon	62	2004	Chairman of the Board of Directors and Chief Executive Officer
Dror Harel-Elkayam	44	- -	Chief Financial Officer and Secretary
Erez Zeevi	46	- -	Vice President, Research and Development and Worldwide Support
Dov Biran	59	2003	Director
Dan Falk (1)	67	2002	Director
Tali Alush-Aben (1)	47	2008	Outside Director
Ron Zuckerman	54	2004	Director
Gil Weiser (1)	70	2010	Outside Director

(1) Member of the Audit Committee.

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

Dror Harel-Elkayam was appointed Chief Financial Officer in October 2010 and has served as our Vice President - Finance and Secretary since October 2004. From August 1997 until June 2003, he served as the Director of Finance and Corporate Secretary of Precise. Since the acquisition of Precise by Veritas in June 2003 and until September 2004, he served as Finance Director of Precise. Mr. Harel-Elkayam holds a B.A. degree in economics and accounting from the Hebrew University, Jerusalem. He is also a certificated public accountant in Israel.

Erez Zeevi was appointed as our Vice President, Research and Development and Worldwide Support in March 2009. From January 2006 until March 2009, he served as our Director of Research and Development. Mr. Zeevi joined Attunity in 1993 and has served in various positions associated with our Research and Development activities. He holds a B.Sc. degree in software engineering from the Technion, Israel Institute of Technology in Haifa.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a Director of Attunity. Dr. Biran is the founder and the Chief Executive Officer of Fitango, Inc. Prior thereto, Dr. Biran was the founder and President of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd. and an officer in the computer unit of the Israeli Defense Forces. He also served as a Professor of entrepreneurship and computers at Babson College, Northeastern University and Tel Aviv University. Dr. Biran holds a B.Sc., M.B.A., and a Ph.D. in computer science from Tel Aviv University.

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Measuring Systems Ltd., Amiad Filteration Systems Ltd., Oridion Medical Ltd. and the Chairman of the Board of Directors of Orad Hi-Tech Systems Ltd. He holds an M.B.A. degree from the Hebrew University, Jerusalem.

Tali Alush-Aben has been an outside director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, with recent activities in Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben is also a member of the board of directors of Vizrt Ltd. She holds a B.Sc. degree in mathematics and computer science and an M.B.A. degree, both from Tel-Aviv University.

Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman was a co-founder and director of GVT Holdings SA, a Brazilian telephone operator, until it was acquired by the Vivendi Group in late 2009. Mr. Zuckerman was also an early investor and a director of Wintegra Inc. until it was acquired by PMC-Sierra Inc. in late 2010. He is also an investor and a director in several other privately held companies.  Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

Gil Weiser has been an outside director since December 2010. Mr. Weiser currently serves as a director of several companies, including ClickSoftware Technologies Ltd., and as the Chairman of BG Technologies Ltd. He has more than 25 years of experience in management and operations, with executive posts at corporate, academic and financial entities. He served as the Chief Executive Officer of Orsus Solutions Ltd. from August 2006 to June 2010, and as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation from 1995 to 2000. From 1993 until 1995, he served as President and Chief Executive Officer of Fibronics International Inc. and as Chief Executive Officer of Digital (DEC Israel) from 1978 to 1993. He also served as a director of the Tel Aviv Stock Exchange from 2002 to 2004 and as Chairman of the Multinational Companies Forum. . Mr. Weiser holds a B.Sc. degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

Additional Information

There are no family relationships between any of the directors or members of senior management named above.

Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members.  Our Board of Directors is currently composed of six directors (including two outside directors).  Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us. In accordance with the Companies Law, the concurrent office of Mr. Alon as our Chairman and Chief Executive Officer was approved by our shareholders in December 2011.

Messrs. Alon, Biran, Falk and Zuckerman will serve as directors until our 2012 annual general meeting of shareholders. Ms. Alush-Aben was elected as an outside director in December 2011 for a three-year term, until our 2014 annual general meeting of shareholders. Mr. Weiser was elected as an outside director in December 2010 for a three-year term, until our 2013 annual general meeting of shareholders.

In light of the relatively small size of our Board of Directors and the scope of our operations, our Board of Directors determined to cease having separate compensation and nomination committees, effective  February 2011, and has assumed the functions and responsibilities of such committees until otherwise determined.

B.	Compensation

General

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2010 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2010	$629,000	$76,000
2011 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2011	$828,000	$104,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2011, an aggregate sum of approximately $104,000 ($76,000 in 2010) was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

In accordance with the approval of our shareholders, non-employee directors who are not outside directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended. Our non-employee outside directors receive, effective July 2008, an annual fee of $9,000 (equivalent to approximately NIS 32,000) and an attendance fee of NIS 1,674 (equivalent to approximately $470) per meeting attended, both linked to the Israeli Consumer Price Index, or CPI.

In November 2011, our Audit Committee and Board of Directors adopted a revised stock option policy for non-employee directors, which policy was subsequently approved by our shareholders. According to the stock option policy, each of our non-employee directors who may serve from time to time, including our outside directors, will be granted options, as follows:

•	a grant of options under our stock option plans to purchase 80,000 ordinary shares, which vest in three equal installments over three years;

•
the exercise price of all options will be equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options scheduled to vest during any year in which the director’s service with us is terminated or expires will accelerate and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors. See Item 6.E “Directors, Senior Management and Employee – Share Ownership – Stock Option Plans – Grants in 2010.”

Our Chief Executive Officer

Mr. Shimon Alon began serving as a director of our company on July 1, 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to serve as our Chief Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Pursuant to his employment agreement (as last modified in December 2011), we provide Mr. Alon the following payments and benefits:

•	A gross monthly salary (denominated in NIS) of the NIS equivalent of $26,427 during the term of his employment;

•	A company car and all related expenses, except related taxes;

•
Company contributions for the benefit of Mr. Alon to (1) our Managers Insurance Policy in the amount of 18.33% of Mr. Alon’s gross salary (a portion of which is for severance pay, to which Mr. Alon would be entitled), and (2) our Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary;

•
Options to purchase 960,000 ordinary shares at an exercise price equal to $0.30 per share. In December 2009, we granted Mr. Alon options to purchase 250,000 additional ordinary shares, at an exercise price equal to $0.25 per share. In December 2010, we granted Mr. Alon additional options to purchase 100,000 ordinary shares, at an exercise price equal to $0.70 per share. In December 2011, we granted Mr. Alon additional options to purchase 200,000 ordinary shares, at an exercise price equal to $0.71 per share. All such options are subject to the terms of our 2003 Israeli Stock Option Plan and vest as follows: (1) the initial grant of 960,000 options - one third of the options vest at the end of each of the three years following the commencement of Mr. Alon’s employment (all of which are currently vested); and (2) with respect to the additional grants, one third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events. All options expire six years after the date of grant;

•
An annual bonus (denominated in NIS) that will not exceed the NIS equivalent of $158,562 gross, which shall be paid on a quarterly basis, subject to Mr. Alon achieving certain milestones that will be set by our Audit Committee and Board of Directors;

•	Up to 22 days paid vacation per year;

•	10 days recreation payment a year in an amount normally paid by our company; and

•
In the event of termination of Mr. Alon’s employment for any reason (other than (1) by the company under circumstances that he is not entitled to severance pay under Israeli law, (2) by resignation at any time without the required prior notice, or (3) by resignation within 36 months of his employment with our company, regardless of prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period).  During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under his employment agreement and he will be entitled to exercise any vested options; however,his options will cease to vest.  The employee-employer relationship will not terminate until the end of the adjustment period.  Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

Mr. Alon’s employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

Mr. Alon’s employment agreement (as amended) was approved by our Audit Committee, our Board of Directors and our shareholders. In February 2009, Mr. Alon agreed to reduce his annual base salary by 10% and waive certain associated social benefits until further notice by him. In 2010, we resumed the payment of all such social benefits. In February 2011, Mr. Alon agreed to a 4% reduction in his annual base salary (in lieu of the previous 10% reduction). Starting November 2011, we resumed the payment of his full salary and social benefits in accordance with his employment agreement.

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

To qualify as an outside director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" (i) with the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Attunity, with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; and

•	service as an office holder, excluding service as a director that was appointed to serve as an outside director of a company that is about to make its initial public offering.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

In addition, pursuant to the Companies Law, (1) an outside director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” Our outside directors are Mr. Gil Weiser and Ms. Tali Alush-Aben. We have determined that Mr. Weiser has the requisite “accounting and financial expertise” and that Ms. Alush-Aben has the requisite “professional qualifications.”

No person may serve as an outside director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time an outside director is to be appointed, all current members of the Board of Directors who are not controlling shareholders or their relatives are of the same gender, then the outside director must be of the other gender.

Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least a majority of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 2% or less of all of the voting rights in the company.

The initial term of an outside director is three years and he or she may be reelected for up to two additional three-year terms. Reelection of an outside director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements; compliance with legal and regulatory requirements; our independent public accountants’ appointment, qualifications and independence; the performance of our internal audit function and independent public accountants; finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor and proposing to the board of directors ways to correct such defects; approving related-party transactions; and such other duties as may be directed by our board of directors or required by applicable law. In addition, our audit committee functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, the audit committee is also responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

Under the Companies Law, our audit committee must be comprised of at least three directors, include all of the outside directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman thereof is required to be an outside director. Our audit committee is currently composed of Mr. Weiser, the chairman of our audit committee, Ms. Alush-Aben and Mr. Falk, all of whom satisfy the respective “independence” requirements of the Israeli law and SEC rules for audit committee members.

Our audit committee meets at least once each quarter, with additional special meetings scheduled when required.

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

Directors’ Service Contracts

Our Chief Executive Officer. We entered into an employment agreement with Mr. Alon, our chief executive officer, who is also a member of our board of directors. See Item 6.B “Directors, Senior Management and Employees – Compensation – Our Chief Executive Officer.”

Other. Except as set forth above and in Item 6.B “Directors, Senior Management and Employees – Compensation,” there are no arrangements or understandings between us and any of our current directors or Chief Executive Officer for benefits upon termination of service.

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

Each person listed in the table under Item 6.A  "Directors and Senior Management" above is considered an office holder under the Companies Law.

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

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is not detrimental to the company’s interest. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction.  Under specific circumstances, shareholder approval may also be required.  A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest.  If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Israeli Companies Law, all arrangements as to compensation of office holders require approval of the audit committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

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

Office Holders’ Insurance. As permitted by the Companies Law, our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

•	a financial liability imposed upon him or her in favor of another person;

•
expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

Indemnification of Office Holders. As permitted by the Companies Law, our articles of association provide that we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance against the following:

•
a financial liability incurred by, or imposed on, him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify with respect to such events on a prospective basis is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our board of directors determines to be reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify;

•
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent;

•
expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in the Company.

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. We also currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million, including legal costs incurred.

D.	Employees

The following table details certain data on the workforce of Attunity and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2011	2010	2009
Numbers of employees by geographic location
United States	27	11	12
Israel	79	28	25
Europe	5	3	3
Other	7	7	12
Total workforce	118	49	52
Numbers of employees by category of activity
Research and development	66	19	19
Sales and marketing	29	17	19
Product and customer support	14	7	8
Management and administrative	9	6	6
Total workforce	118	49	52

The overall increase in our workforce, from 49 employees in 2010 to 118 employees in 2011, is primarily due to the acquisition of RepliWeb in September 2011, which, immediately prior to the acquisition, employed 56 employees.

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

Our employees are not represented by labor unions.  Nevertheless, with respect to our employees in Israel, who constitute a majority of our workforce, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) are applicable to our employees by order of the Israeli Ministry of Labor.  These provisions concern mainly the length of the workday, minimum daily wages, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.  In 2011, payments to the National Insurance Institute amounted to approximately 17.9% of wages (up to a maximum amount), of which approximately two thirds was contributed by employees with the balance contributed by the employer.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

See the table in Item 7.A “Major Shareholders and Related Party Transactions – Major Shareholders” below, which is incorporated herein by reference.

Stock Option Plans

2001 and 2003 Option Plans

In 2001, we adopted our 2001 Employee Stock Option Plan, or the 2001 Plan, under which options could be granted to employees, officers, directors and consultants of our company and its subsidiaries.  The 2001 Plan does not have a specific expiration date, although our Board of Directors may terminate it in its discretion.

In 2003, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which options may be granted to employees employed by us or by our affiliates, to permit our Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2003 Plan has a term of ten years and will terminate in December 2013.

Both plans are administered by our Board of Directors. Subject to the 2001 Plan, the 2003 Plan and applicable law, the Board of Directors has the authority to make all determinations deemed necessary or advisable for the administration of such plans, including to whom options may be granted, the time and the extent to which the options may be exercised, the exercise price of shares covered by each option, the type of options and how to interpret such plans.

In September 2004, our shareholders approved amendments to the 2001 Plan and the 2003 Plan, such that shares reserved for issuance under these plans will be allocated between the two plans as determined by our Board of Directors from time to time. In addition, all ordinary shares previously reserved under our 1994 Stock Option Plan and 1998 Stock Option Plan, both of which are no longer in force, were rolled-over to the 2003 Plan to be used for the grant of options thereunder.

To date, a total of 7,800,000 ordinary shares are reserved for issuance under the 2001 Plan and 2003 Plan. Any options which are canceled or forfeited before expiration become available for future grants. As of March 1, 2012, 151,006 ordinary shares remain available for grant of options under these plans.

Grants in 2011

In 2011, we granted options exercisable into 2,203,500 ordinary shares under the 2001 Plan and the 2003 Plan. Out of the total number of options granted in 2011, our directors and executive officers were granted options exercisable into 640,000 ordinary shares, at exercise prices ranging from $0.71 to $0.76 per share. Such options will expire in 2017.

Total Outstanding Options

The following table sets forth, as of December 31, 2011, the number of options outstanding under our 2001 and 2003 Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options	Range of exercise price	Weighted average remaining contractual life (in years)
240,000	$0.08	3.00
830,834	$0.12-$0.14	3.12
1,210,000	$0.25-$0.30	2.43
815,749	$0.37-$0.38	4.08
828,250	$0.49-$0.58	1.93
1,002,500	$0.65-$0.69	5.72
1,341,000	$0.70-$0.76	5.46
40,000	$1.32	0.99
280,000	$1.92-$2.19	2.25
140,000	$2.42-$2.46	2.70

Total: 6,728,333(*)		3.76

(*)	Out of which 3,904,437 options are vested and exercisable into ordinary shares as of December 31, 2011.

Change of Control Arrangements

The Board of Directors, as administrator of our share option plans, has the authority to provide for accelerated vesting of the ordinary shares subject to outstanding options held by the option holders in connection with certain changes in control of the Company or the subsequent termination of employment following the change in control event. All of our executive officers (including our Chief Executive Officer, as described in Item 6.B above under “Our Chief Executive Officer Compensation”) as well as additional key employees have been granted such benefits upon a change of control.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, to our knowledge, as of March 1, 2012 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	6,067,654	(3)	13.86%
Ron Zuckerman	3,213,580	(4)(5)	7.64%
Dov Biran	100,000	(6)	*
Dror Harel-Elkayam	*		*
Erez Zeevi	*		*
Dan Falk	*		*
Gil Weiser	*		*
Tali Alush-Aben	*		*
Directors and Officers as a group (consisting of 8 persons)	10,143,696	(7)	23.54%
*	Less than 1%

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

(2)	The percentages shown are based on 41,375,711 shares issued and outstanding as of March 1, 2012.

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 3,677,249 ordinary shares; (ii) 110,400 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iii) 1,001,191 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; (iv) Note Warrants (defined below) to purchase up to 78,814 ordinary shares at exercise prices of $0.12 per ordinary share; and (v) 1,200,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.30 to $2.42 per ordinary share. These options expire between December 28, 2012 and December 22, 2017.

(4)
Mr. Zuckerman is a member of our Board. Includes (i) 2,507,700 ordinary shares; (ii) 110,400 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iii) 416,666 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; (iv) Note  Warrants to purchase up to 78,814 ordinary shares at exercise prices of $0.12 per ordinary share; and (v) 100,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.08 to $2.42 per ordinary share. These options expire between  December 28, 2012 and  December 22, 2017. See also footnote 5 below.

(5)
Based on an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012 (the "Schedule 13D"), Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 1,682,899 ordinary shares, which represent approximately 4.01% of our outstanding ordinary shares. Such figure includes (i) 1,121,933 ordinary shares and (ii) 560,966 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share, or, together, the Bonale Shares. According to the Schedule 13D, Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Mr. Biran is a member of our Board. Includes 100,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.08 to $2.42 per ordinary share. These options expire between December 28, 2012 and  December 22, 2017.

(7)
Includes (i) 6,195,579 ordinary shares; (ii) 220,800 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iii) 1,417,857 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; (iv) Note Warrants to purchase up to 157,628 ordinary shares at exercise prices of $0.12 per ordinary share; and (v) 2,151,832 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.08 to $2.46 per ordinary share. These options expire between  December 28, 2012 and December 22, 2017.

Fully Diluted Share Capital

The following table sets forth, as of March 1, 2012, the number of our outstanding ordinary shares and the number of ordinary shares underlying outstanding securities that are convertible or exercisable into our ordinary shares:

Type of Security	Brief Description	Number of Ordinary Shares
Ordinary Shares	Issued and outstanding Ordinary shares, NIS 0.10 par value	41,375,711
Convertible Notes	Convertible Promissory Notes issued in May 2004 to purchase ordinary shares at a current conversion price of $0.62 per share. All of the Convertible Notes are scheduled to be fully repaid on December 31, 2012.	494,622
Note Rights	Rights issued to holders of Convertible Notes in May 2009 as an adjustment pursuant to the terms of the Convertible Notes, exercisable until the full repayment of the Convertible Notes, scheduled to December 31, 2012, to purchase ordinary shares at a purchase price of $0.12 per share.	157,628
Note Warrants	For each two ordinary shares purchased by exercising the Note Right, the exercising holder is entitled to a three-year warrant, to purchase one share at an exercise price of $0.12 per share. (1)	349,521(1)
2006 Warrants	Warrants issued in September 2006, exercisable until the later of (i) December 31, 2013 and (ii) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder, to purchase one share at an exercise price of $0.12 per share.	441,600
2009 Warrants	Warrants issued in May 2009, exercisable until May 2012, to purchase one share at an exercise price of $0.12 per share. (2)	3,283,802 (2)

Stock Options	Stock options granted to directors, employees and consultants, exercisable, subject to vesting and other conditions with various expiration dates, at exercise prices ranging from $0.08 to $2.46 per share.	7,449,333
Total		53,552,217

(1)	Includes 157,628 and 113,080 ordinary shares underlying warrants that expire on December 30, 2014, and on January 30, 2015, respectively.

(2)
With respect to 2,174,721 ordinary shares underlying the 2009 Warrants, the expiration date is the later of (i) December 31, 2013 and (ii) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder.

Significant Changes in the Ownership of Major Shareholders

In May 2009, we completed a rights offering. Part of the subscribers in the rights offering were Shimon Alon, our Chairman and CEO, and Ron Zuckerman, one of our directors, who purchased, in the aggregate, 1,169,049 ordinary shares at $0.12 per share for total consideration of $140,286 and received, accordingly, warrants to purchase 584,524 ordinary shares at an exercise price of $0.12 per share. As a result of the rights offering, the outstanding principal amount of a bridge loan provided by Shimon Alon and Bonale Foundation, an affiliate of Ron Zuckerman, was automatically converted into an aggregate of 2,788,599 of our ordinary shares and warrants to purchase an aggregate of 1,394,299 ordinary shares. In addition, these subscribers or their affiliates, as holders of the Convertible Notes, became entitled to an adjustment as a result of the rights offering, and received rights, or the Note Rights, exercisable until the maturity date of the Notes, to acquire up to an aggregate of 315,256 ordinary shares at a purchase price of $0.12 per share (and, for each two ordinary shares so purchased, a warrant to purchase one share at an exercise price of $0.12 per share, or up to an aggregate of 157,628 ordinary shares, or the Note Warrants).

In September 2011, as a result of the acquisition of RepliWeb, and in accordance with the anti dilution provisions of the Notes, the conversion price of the Notes was adjusted to $0.62 per share (rather than $1.25 per share), such that the Notes owned by Messrs. Alon and Zuckerman became convertible into an aggregate of 1,187,098 ordinary shares (rather than 736,000 ordinary shares).

On December 31, 2011, Messrs. Alon and Zuckerman agreed to immediately convert all of their Notes into ordinary shares pursuant to the terms of the Prepayment Offer described in Item 5.B "Liquidity and Capital Resources - Principal Financing Activities". In connection therewith, they also exercised the Note Rights to acquire an aggregate of 315,256 additional ordinary shares at $0.12 per share (and, consequently, received Note Warrants to purchase an aggregate of up to 157,628 ordinary shares).

Accordingly, the following table sets forth the beneficial ownership of Mr. Alon and Mr. Zuckerman on April 1, 2009, before the completion of the rights offering, and as of March 1, 2012:

	Beneficial Ownership (pre-rights offering)*	Beneficial Ownership (current)**
Shimon Alon	6.45%	13.86%
Ron Zuckerman	5.18%	7.64%

* The percentages shown are based on 23,196,236 shares issued and outstanding as of April 1, 2009.

** The percentages shown are based on 41,375,711 shares issued and outstanding as of March 1, 2012.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2012, there were 112 holders of record of our ordinary shares, of which 27 record holders, holding approximately 2.5% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 64% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

Compensation to Chief Executive Officer

See Item 6.C “Directors, Senior Management and Employees - Board Practices - Directors’ Service Contracts – Our Chief Executive Officer.”

Convertible Notes

See Item 10.C “Material Contracts – Convertible Notes.”

Personal Guarantee

See Item 5.B "Liquidity and Capital Resources - Principal Financing Activities – Bridge Loan."

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto, included in Item 18 “Financial Statements” of this annual report.

Export Sales

In the year ended December 31, 2011 the amount of our export sales (i.e., sales outside Israel) was approximately $14.2 million, which represents 93.75% of our total sales.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2011.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007), on the NASDAQ Capital Market (through February 22, 2008), and, starting February 26, 2008, on the OTCBB:

Year	High	Low

2007	$1.52	$0.36
2008	$0.60	$0.08
2009	$0.35	$0.09
2010	$0.73	$0.26
2011	$0.89	$0.39

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the OTCBB:

	High	Low
2010
First Quarter	$0.50	$0.26
Second Quarter	$0.55	$0.36
Third Quarter	$0.39	$0.29
Fourth Quarter	$0.73	$0.32
2011
First Quarter	$0.89	$0.56
Second Quarter	$0.70	$0.44
Third Quarter	$0.70	$0.39
Fourth Quarter	$0.78	$0.48

Monthly Stock Information

The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the OTCBB:

Month	High	Low
September 2011	$0.69	$0.53
October 2011	$0.70	$0.55
November 2011	$0.78	$0.63
December 2011	$0.76	$0.48
January 2012	$0.85	$0.59
February 2012	$1.00	$0.76
March 2012 (through March 29, 2012)	$0.93	$0.77

On March 29, 2012, the last reported sale price of our ordinary shares on the OTCBB was $0.88 per share.

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, a director generally cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested.  In addition, our directors generally cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  See Item 6.C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Dividend rights. Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid-up per the nominal value thereon respectively.  Unless otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period.  Our board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of profits legally available for distribution, in accordance with the provisions of the Israeli Companies Law. In this respect, see Item 8.A “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.”  If after one year a dividend has been declared and it is still unclaimed, our board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed.  We are not obligated to pay interest on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Rights to share in profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.  See this Item 10.B “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

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

Limitations on any existing or prospective major shareholder.  See Item 6.C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

The Companies Law generally allows shareholders to submit a proposal for inclusion on the agenda of a general meeting of a company's shareholders and also request a company to convene a special meeting of shareholders upon request in accordance with the Companies Law. Our articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

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

Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.  See Item 6.C “Directors, Senior Management and Employees – Board Practices – Election of Directors.”

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

Approval of Certain Transactions. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders, in that order. The shareholder approval must include at least a majority of the shares of non-interested shareholders voted on the matter.  However, the transaction can be approved by shareholders without this special approval if the total shares of non-interested shareholders that voted against the transaction do not represent more than 2% of the voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible under the Companies Law, the audit committee approves that a longer term is reasonable under the circumstances.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a "special" tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A "special" tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

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

Changes in Our Capital

Changes in our capital, such as increase of authorized share capital or creation of another class of shares, are subject to the approval of the shareholders by the holders of at least 75% of the votes of shareholders present by person or by proxy and voting in the shareholders meeting.

C.	Material Contracts

Acquisition of RepliWeb

On September 7, 2011, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with RepliWeb, Attunity Inc., a Massachusetts corporation and our wholly owned subsidiary, or Buyer, Atlas Topaz Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Buyer, or Merger Sub, stockholders of RepliWeb and two of these stockholders, as the Stockholder Representatives.

On September 19, 2011, in accordance with the Merger Agreement, we acquired all of the outstanding shares of RepliWeb by way of a reverse triangular merger, whereby Merger Sub was merged with and into RepliWeb, with RepliWeb continuing after the merger as the surviving corporation and as our indirect wholly owned subsidiary. The total consideration is composed of:

•	$3.3 million in cash payable at closing;

•
$2.5 million paid in our ordinary shares based on a $0.62 per share price, such that we issued, at the closing, approximately 4.0 million ordinary shares. These ordinary shares are subject to a "lock-up" period ending on June 30, 2012, during which period they may not be sold or otherwise disposed, except to affiliates;

•
$4.0 million in cash payable within 10 business days following the closing; It should be noted that RepliWeb was acquired with all of its cash and cash equivalents of approximately $4.0 million (following deduction of transaction expenses); and

•	a milestone-based contingent cash payment of up to $2.0 million payable in April 2013.

The acquisition was financed from our own working capital resources, including a $3.5 million payment from Microsoft that was received during September 2011, and $4 million in cash held by RepliWeb which we received upon the closing of the acquisition.  In order to bridge a cash flow timing issue, we received a short-term loan in the principal amount of $3.0 million from an Israeli bank, which was fully repaid in September 2011.

The Merger Agreement includes customary representations, warranties and covenants by the parties, which survived the closing and, in general, expire on March 31, 2013.

Under the Merger Agreement, the stockholders of RepliWeb agreed to indemnify Attunity for damages arising out of breaches or inaccuracies of RepliWeb's or RepliWeb stockholders' representations, warranties and covenants subject to certain limitations, including, in general, (1) a cap of $2.0 million on RepliWeb stockholders' obligation to indemnify Attunity, the source for payment of which is limited to the aforesaid contemplated  contingent payment; and (2) indemnification may not be sought unless and until the aggregate amount of damages equals or exceeds $350,000. Similarly, Attunity agreed to indemnify the stockholders of RepliWeb for damages arising out of breaches or inaccuracies of Attunity's representations, warranties and covenants subject to certain limitations, including, in general, (i) a cap of $1.0 million on Attunity's obligation to indemnify the RepliWeb stockholders; and (ii) indemnification may not be sought unless and until the aggregate amount of damages equals or exceeds $350,000.

Microsoft OEM Agreement (CDC)

In December 2010, we entered into an OEM agreement, or the OEM Agreement, with Microsoft. Pursuant to the OEM Agreement, which has an initial term of five (5) years, we agreed to customize and integrate our CDC software into Microsoft's next version of SQL Server and to provide Microsoft with the associated maintenance services. Global in scope, the OEM Agreement also covers resellers, developers and distributors of Microsoft's SQL Server.

The overall value over the term of the OEM Agreement is nearly $7 million for both the license and maintenance. As such, we are entitled to receive (1) a total of $3.0 million in two payments, which were paid in full during 2011, and (2) a total of $3.9 million in 12 quarterly payments of approximately $0.3 million each, which are expected to start toward the end of 2012. We recognize revenues from this agreement ratably starting 2011 and, starting 2012, in equal quarterly installments during the remainder of the term of the agreement. The OEM Agreement contains customary representations, warranties and covenants of Attunity.

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

Between December 31, 2011 and January 31, 2012, the holders, in the aggregate, of approximately $1.2 million of principal amount of the Convertible Notes, or approximately 76% of the total outstanding principal amount of the Convertible Notes, converted their Convertible Notes into a total of approximately 2.4 million ordinary shares pursuant to an offer we made to all holders of the Convertible Notes, or the Prepayment Offer. The Prepayment Offer expired on January 31, 2012. For additional details about the Prepayment Offer and conversion, see Item 5.B "Liquidity and Capital Resources - Principal Financing Activities."

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

    As part of the Loan Agreement, we also agreed to extend the exercise period of the warrants previously issued to Plenus, as described above, such that the exercise period will lapse on January 30, 2012. All of these warrants were exercised.

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

2011 Amendment. In September 2011, in connection with the acquisition of RepliWeb, we and Plenus  entered into a further amendment to the Plenus Loan. See Item 5.B "Liquidity and Capital Resources - Principal Financing Activities."

In early January 2012, the Plenus Loan was fully repaid in accordance with its terms.

D.            Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.  In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens may freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

General Corporate Tax Structure

Israeli companies are generally subject to “Corporate Tax” on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

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

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

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

Taxation of Non-Residents on Dividend Distributions

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax will generally apply at the rate of 25%, or 30% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. Such tax rate is generally reduced to 12.5% if the shareholder is a U.S. corporation and holds at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year, however this reduced rate will not apply if more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding shares of the voting stock of which is owned by the Israeli company.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

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

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

We believe that we were not a PFIC for any of our 2007 through 2011 taxable years. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we are not or will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2015. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our ordinary shares. See “—Non-U.S. Holders of Ordinary Shares.”

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2015. You should consult your tax advisor regarding the HIRE Act.

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

General

We are exposed to a variety of market risks, including foreign currency fluctuations and changes in interest rates.  To manage the volatility related to the foreign currency exposure, we have entered into various derivative transactions.  However, we do not use financial instruments for trading purposes and are not a party to any leveraged derivative.

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

	Year Ended December 31,
	2007	2008	2009	2010	2011
New Israeli Shekel (NIS)	9.9%	1.2%	0.7%	6.4%	7.7%
Euro	11.7%	(5.3)%	3.5%	7.4%	4.2%
British Pound	2.2%	(27.2)%	10.9%	4.4%	7.3%
Israeli Consumer Price Index	3.7%	3.8%	3.9%	2.7%	2.2%

Our earnings are predominantly affected by fluctuations in the value of the U.S. dollar as compared to the NIS.  A revaluation of the NIS in relation to the dollar, as was the case in 2007 through 2011, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  For example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2011 (in contrast to the 7.7% decrease that actually occurred in 2011) would have resulted in a decrease in the U.S. dollar reporting value of our operating loss of approximately $0.7 million for that year. Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

We have engaged in a currency hedging transaction intended to reduce the effect of fluctuations in currency exchange rates on our results of operations and we may enter into similar transactions in the future. As of December 31, 2011, we had outstanding currency options in the total amount of approximately $0.6 million.  These transactions expire until September 2012. We cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

In 2010 and 2011, foreign currency fluctuations and the rate of inflation in Israel did not have a material impact on our financial results.

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

None.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2011. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2011 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held on December 22, 2011 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered public accounting firm until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them:

	Year Ended December 31,
	2010		2011
Services Rendered	Fees (in US$)	Percentages	Fees (in US$)	Percentages

Audit (1)	106,179	97%	148,108	49%
Audit-related (2)	- -	- -	- -	- -
Tax (3)	3,340	3%	28,378	7%
Other (4)	- -	- -	48,024	44%

Total	109,519	100%	224,510	100%

(1)
Audit fees consist of fees for professional services rendered by our principal accountant for the audit of our consolidated annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees relate to assurance and associated services that are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division of Ernst & Young for tax compliance, planning and advice, including a transfer pricing study.

(4)	Other fees relate to tax due diligence and tax planning services associated with RepliWeb acquisition.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by Ernst & Young.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of Ernst & Young, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the SOX or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants. All of the fees in the table above were approved in accordance with these policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.               CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.              CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.              MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.               FINANCIAL STATEMENTS

Consolidated Financial Statements.

ITEM 19.               EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant, as amended and restated ¶ (1)
1.2	Amended and Restated Articles of Association of the Registrant (2), as amended on December 22, 2011 (3)
2.1	Specimen of Ordinary Share Certificate (4)
4.3	2001 Stock Option Plan, as amended (5)
4.4	2003 Israeli Stock Option Plan, as amended (6)
4.5
Note and Warrant Purchase Agreement dated March 22, 2004 among the Registrant and the purchasers listed on Exhibit A thereto; Form of Warrant issued in connection therewith; Form of Convertible Promissory Note issued in connection therewith; and Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (7), as amended by Extension Agreement, dated as of January 7, 2009 (8), by Extension Agreement, dated as of March 23, 2010 (9), by Extension Agreement, dated as of March 23, 2010 (10), and Form of Prepayment Offer *

4.6
Loan Agreement dated January 31, 2007 among the Registrant and Plenus Technologies Ltd.; Form of First and Second Warrants to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates; and Fixed Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates (11), as amended by Amendment to the Loan Agreement and Charge Agreements, dated March 30, 2009 (12), and by Amendment No. 2 to the Loan Agreement and Charge Agreements, dated September 4, 2011*

4.7	Form of Indemnification Letter (13)
4.8	Change Data Capture OEM Agreement, dated as of December 14, 2010, by and between Attunity Inc. and Microsoft Corporation (14)
4.9	Agreement and Plan of Merger, dated as of September 7, 2011, by and among the Registrant, Attunity Inc., RepliWeb Inc. and the other signatories thereto *
4.10	Summary – Directors Compensation*
8	List of Subsidiaries of the Registrant*
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350**
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global*
101
The following financial information from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.**

________________
(1)	Filed as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(3)	Filed as Annex A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 14, 2011, and incorporated herein by reference.
(4)	Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 25, 2005, and incorporated herein by reference.

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

(7)	Filed as Items 3, 4, 5 and 6, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on March 25, 2004, and incorporated herein by reference.
(8)	Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(9)	Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(10)	Exhibit 99.2 to the Registrant’s Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 2, 2011, and incorporated herein by reference.
(11)
Filed as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 6, 2007, and incorporated herein by reference.

(12)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(13)	Filed as Annex B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 14, 2011, and incorporated herein by reference.
(14)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

¶	Translated from Hebrew

*	Filed herewith.

**	Furnished herewith.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

We have audited the accompanying consolidated balance sheets of Attunity Ltd. (the "Company") and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2012	A Member of Ernst & Young Global

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,484	$872
Restricted cash	362	224
Trade receivables (net of allowance for doubtful accounts of $ 15 at December 31, 2011 and December 31, 2010)	1,988	1,201
Other accounts receivable and prepaid expenses	158	190

Total current assets	3,992	2,487

LONG-TERM ASSETS:

Severance pay fund	2,684	1,323
Property and equipment, net	380	205
Intangible assets, net	2,854	496
Goodwill	13,011	6,133
Other assets	235	61

Total long-term assets	19,164	8,218

Total assets	$23,156	$10,705

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2011	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturities of long-term convertible debt	$835	$245
Current maturities of long-term debt	115	1,014
Trade payables	452	220
Deferred revenues	5,733	2,048
Employees and payroll accruals	2,151	844
Bifurcated conversion feature presented at fair value	227	-
Accrued expenses and other current liabilities	2,128	759

Total current liabilities	11,641	5,130

LONG-TERM LIABILITIES:

Contingent payment obligation	1,669	-
Deferred tax liability, net	515	-
Convertible debt	-	1,571
Other long-term liabilities	166	90
Liabilities presented at fair value	510	1,215
Accrued severance pay	3,467	1,966

Total long-term liabilities	6,327	4,842

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 130,000,000 shares at December 31, 2011 and 2010; Issued and outstanding: 39,951,106 shares at December 31, 2011 and 32,269,695 shares at December 31, 2010	1,146	939
Additional paid-in capital	107,572	102,459
Accumulated other comprehensive loss	(690)	(640)
Accumulated deficit	(102,840)	(102,025)

Total shareholders' equity	5,188	733

Total liabilities and shareholders' equity	$23,156	$10,705

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011	2010	2009

Revenues:
Software licenses	$8,140	$4,645	$4,126
Maintenance and services	7,029	5,430	5,327

Total revenues	15,169	10,075	9,453

Operating costs and expenses:
Cost of software licenses	563	1,119	2,348
Cost of maintenance and services	890	832	722
Research and development, net	4,960	2,482	1,894
Selling and marketing	5,851	3,831	3,469
General and administrative	2,835	1,854	1,608

Total operating costs and expenses	15,099	10,118	10,041

Operating income (loss)	70	(43)	(588)

Financial expenses, net	1,284	1,388	697
Other income	-	-	(10)

Loss before taxes on income	(1,214)	(1,431)	(1,275)
Taxes on income (benefit)	(399)	74	28

Net loss	$(815)	$(1,505)	$(1,303)

Basic and diluted net loss per share	$(0.02)	$(0.05)	$(0.05)

Weighted average number of shares used in computing basic and diluted net loss per share	34,647	31,973	28,494

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

				Accumulated
			Additional	other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	loss	deficit	loss	Equity

Balance as of January 1, 2009	23,196,236	$720	$104,279	$(455)	$(102,012)		$2,532

Cumulative effect as a result of adoption of new accounting guidance related to certain equity-linked financial instruments (amendment to ASC 815-40) (see Note 2t)	-	-	(3,117)	-	2,795		(322)
Issuance of shares (rights offering), net	4,982,358	119	411	-	-		530
Conversion of short-term loan into shares	3,276,396	79	314	-	-		393
Exercise of warrants	116,160	2	12	-	-		14
Stock-based compensation	-	-	196	-	-		196
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	2	-	$2	2
Net loss	-	-	-	-	(1,303)	(1,303)	(1,303)

Total comprehensive loss						$(1,301)

Balance as of December 31, 2009	31,571,150	920	102,095	(453)	(100,520)		2,042

Change in terms of equity-classified warrants in connection with loan extinguishment	-	-	53	-	-		53
Exercise of warrants and options	698,545	19	88	-	-		107
Stock-based compensation	-	-	223	-	-		223
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(187)	-	$(187)	(187)
Net loss	-	-	-	-	(1,505)	(1,505)	(1,505)

Total comprehensive loss						$(1,692)

Balance as of December 31, 2010	32,269,695	$939	$102,459	$(640)	$(102,025)		$733

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

				Accumulated
			Additional	other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	Number	Amount	Capital	loss	deficit	loss	Equity

Balance as of December 31, 2010	32,269,695	$939	$102,459	$(640)	$(102,025)		$733

Classification of warrants to equity	-	-	860	-	-		860
Exercise of warrants and options	1,861,897	51	198	-	-		249
Stock-based compensation	-	-	359	-	-		359
Issuance of shares to RepliWeb's employees in connection with the acquisition	137,482	4	84				88
Issuance of shares related to RepliWeb acquisition	3,894,776	105	2,428	-	-		2,533
Conversion of Convertible Debt	1,472,000	39	1,105	-	-		1,144
Exercise of rights related to Convertible Debt	315,256	8	30				38
Fair value of guarantee associated with short term loan	-	-	49	-	-		49
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(50)	-	$(50)	(50)
Net loss	-	-	-	-	(815)	(815)	(815)

Total comprehensive loss						$(2,557)

Balance as of December 31, 2011	39,951,106	$1,146	$107,572	$(690)	$(102,840)		$(5,188)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from operating activities:

Net loss	$(815)	$(1,505)	$(1,303)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	123	94	149
Expenses related to RepliWeb's employees in connection with the acquisition	139	-	-
Stock-based compensation	359	223	196
Amortization of deferred charges	-	-	25
Amortization of debt discount	-	-	126
Amortization of intangible assets	843	1,119	2,348
Fair value of guarantee associated with short term loan	49	-	-
Accretion of contingent payment obligation	75	-	-
Convertible debt inducement expense	202	-	-
Increase in accrued severance pay, net	40	193	25
Increase in trade receivables, net	(453)	(435)	(255)
Decrease (increase) in other accounts receivable and prepaid expenses	537	(45)	79
Decrease (increase) in long-term prepaid expenses	(174)	25	20
Increase (decrease) in trade payables	(370)	17	(186)
Increase (decrease) in deferred revenues	2,228	19	(327)
Increase (decrease) in employees and payroll accruals	785	28	(265)
Increase (decrease) in accrued expenses and other liabilities	882	(226)	(77)
Revaluation of restricted cash	(16)	(16)	(2)
Changes in liabilities presented at fair value	589	965	253
Change in deferred taxes, net	(774)	-	-

Net cash provided by operating activities	4,249	456	806

Cash flows from investing activities:

Purchase of property and equipment	(161)	(58)	(19)
Increase in restricted cash	(100)	-	-
Capitalization of software development costs	-	-	(378)
Cash paid in connection with the acquisition ,net of acquired cash	(2,424)	-	-

Net cash used in investing activities	(2,685)	(58)	(397)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from financing activities:

Receipt of short term bridge loan to finance the acquisition	3,000	-	-
Repayment of bridge loan	(3,000)	-	-
Proceeds from exercise of employee stock options, warrants and rights related to convertible debt	287	107	14
Receipt of long-term debt	57	26	-
Proceeds from issuance of shares (rights offering)	-	-	530
Repayment of long-term debt	(1,046)	(922)	(30
Repayment of convertible debt	(245)	(184)	-

Net cash (used in) provided by financing activities	(947)	(973)	514

Foreign currency translation adjustments on cash and cash equivalents	(5)	19	25

Increase (decrease) in cash and cash equivalents	612	(556)	948
Cash and cash equivalents at the beginning of the year	872	1,428	480

Cash and cash equivalents at the end of the year	$1,484	$872	$1,428

Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Interest	$63	$484	$153

Income taxes,	$202	$74	$-

Supplemental disclosure of non-cash investing and financing activities:

Conversion of short-term loan into shares	$-	$-	$393
Issuance of shares related to the acquisition of RepliWeb	$2,533	$-	$-
Conversion of convertible debt	$1,144	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Attunity Ltd. (the "Company" or "Attunity") and its subsidiaries develop, market and support real-time data integration software. Using Attunity's software, organizations are able to connect, transfer, join, stream and distribute to and from a variety of data sources and files in real-time. In addition, the Company provides maintenance, consulting, and other related services for its products.

b.
On September 19, 2011, the Company completed the acquisition of 100% of the shares of RepliWeb Inc. ("RepliWeb"), a U.S.-based leading provider of enterprise file replication and managed file transfer technologies (see Note 3).

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to fair values and useful lives of intangible assets, tax assets and liabilities, fair values of stock-based awards, certain financial instruments classified as liabilities, as well as in estimates used in applying the revenue recognition policy related to separation of multiple elements. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

Thus, the functional and reporting currency of those companies is the dollar. Accordingly, monetary amounts denominated in a currency other than the functional currency are re-measured into the functional currency in accordance with ASC 830, "Foreign Currency Matters," while all transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of the Israeli and other foreign subsidiaries, whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the applicable year. The resulting translation adjustments are reported as a component of shareholders' equity accumulated other comprehensive loss.

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

Restricted cash is primarily invested in highly liquid deposits. These deposits are used as security for rented premises and for leased equipment and forward transactions.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 – 33 (mainly 33)
Office furniture and equipment	10 – 20 (mainly 15)
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant, and Equipment- Subsequent Measurement," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In 2011, 2010 and 2009, no impairment losses were identified.

As required by ASC 820, "Fair Value Measurements", the Company would apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

g.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of business acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an annual impairment test at the reporting unit level. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment and this segment comprises its only reporting unit.

ASC 350, "Intangibles - Goodwill and Other", prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company compares its market capitalization to its carrying amount, including goodwill. A significant decrease in its stock price could indicate a material impairment of goodwill which, after further analysis, could result in a material charge to operations. If goodwill is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the implied fair value of that goodwill. In 2011, 2010 and 2009, no impairment losses were identified.

The intangible assets of the Company are considered to have an indefinite useful life and are amortized over their estimated useful lives of 5 years. Intangible assets consist of core technology and acquired customer relationships both of which are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such assets as compared to the straight-line method.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to ASC 360 "Property, Plant and Equipment", the carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2009, 2010 and 2011, no impairment losses were identified.

In determining the fair values of long-lived assets for purpose of measuring impairment, the Company's assumptions include those that market participants will consider in valuations of similar assets.

h.	Business Combinations:

The Company accounted for business combination in accordance with ASC No. 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

Acquisition related costs are expensed to the statement of operations in the period incurred.

i.	Research and development costs:

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to Be Sold, Leased, or Marketed". During 2009, $378 research and development costs were capitalized and during 2010 and 2011 no research and development costs were capitalized.

Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or working model, depending on the product line.

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

At each balance sheet date, the unamortized capitalized costs of the software products are compared to the net realizable value of the product. If the unamortized capitalized costs exceed the net realizable value of that product, such excess is written off. The net realizable value is calculated as the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of sale. Management estimated the economic life of its product to be three years. In 2011, 2010 and 2009, no impairment losses were identified.

j.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized (see Note13).

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

k.	Advertising expenses:

Advertising expenses are expensed as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $ 69, $ 47 and $ 46, respectively.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company generates revenues mainly from license fees and sub-license fees for the right to use its software products and maintenance, support, consulting and training services. The Company sells licenses to its products primarily through its direct sales force and indirectly through distributors, original equipment manufacturers ("OEMs") and Value Added Resellers ("VARs"). Both the customers and the distributors, OEMs or VARs are considered to be end users. The Company is also entitled to royalties from some distributors, OEMs and VARs upon the sublicensing of the software to end users.

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

Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. The Company determined that these services are not considered essential to the functionality of other elements of the arrangement; therefore, these revenues are recognized as a separate element of the arrangement.

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

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers under license agreements but not recognized as revenues.

m.	Cost of Revenues:

Cost of software licenses is comprised mainly of amortization of technology acquired.

Cost of maintenance and services is comprised of post-sale customer support.

n.	Concentrations of credit risks:

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

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, the Far East, Europe and Israel. The Company performs ongoing credit evaluations of its customers and, through December 31, 2011, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. There were no bad debt expenses or write offs recorded for the years ended December 31, 2011, 2010 and 2009.

o.	Accounting for stock-based compensation:

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

The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. Expected term is calculated based on the simplified method as adequate historical experience is not available to provide a reasonable estimate.  The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore use an expected dividend yield of zero in the option pricing model.

The fair value for options granted in 2011, 2010 and 2009 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010	2009

Dividend yield	0%	0%	0%
Expected volatility	129%	127%	115%
Risk-free interest	1.03%	1.84%	3.05%
Expected life (in years)	4	4	4

The Company recognizes compensation expenses for the value of its awards based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

p.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, Derivatives and Hedgings". ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

According to ASC No. 815, for derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2011, the Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts did not meet the requirement for cash flow hedge accounting and as such gains/losses are recognized in "financial income, net". As of December 31, 2011, the Company had outstanding forward contracts in the notional amount of $ 173 and outstanding cylinder contracts in the amount of $ 1,581. The Company measured the fair value of the contracts in accordance with ASC 820 and is classified as level 2. Net losses recognized in "financial income, net" during 2011 were $ 125.

q.	Basic and diluted net loss per share:

Basic and diluted loss per Ordinary share are presented in conformity with ASC 260 "Earnings Per Share", for all years presented. Basic loss per Ordinary share is computed by dividing the net loss for each reporting period by the weighted average number of Ordinary shares outstanding during the period. Diluted loss per Ordinary share is computed by dividing the net loss for each reporting period by the weighted average number of Ordinary shares outstanding during the period plus any additional Ordinary shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

As of December 31, 2011, 2010 and 2009 all outstanding options and warrants were excluded from computation of diluted loss per share since they were anti-dilutive.

r.	Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent salary multiplied by the number of years of employment, as of the balance sheet date. Upon termination by the Company, or other circumstances under the Severance Pay Law, Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with severance pay fund, insurance policies and by an accrual.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the employee's obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of these policies is recorded as an asset in the Company's balance sheets.

Severance pay expense for the years ended December 31, 2011, 2010 and 2009 amounted to $ 296, $ 185 and $ 175, respectively.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, employees and payroll accruals, accrued expenses and other liabilities including long-term loans approximate their fair values due to the short-term maturity of these instruments.

The Company accounts for certain liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures". ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

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

t.	Liabilities presented at fair value:

Effective January 2009, the Company adopted the amendment to ASC 815-40, "Contracts in Entity's Own Equity". As a result of the adoption, some of the Company's warrants that included anti-dilution price protection, were reclassified from shareholders' equity to liability and are marked to market at each reporting date. In addition, the conversion embedded feature of the convertible debt was bifurcated and accounted as a derivative under ASC 815 and is marked to market at each reporting date.

The cumulative effect of this pronouncement resulted in a decrease to accumulated deficit on January 1, 2009 of $ 2,795, consisting of (i) $ 1,284 due to previously granted warrants, (ii) $ 636 due to bifurcation of conversion embedded feature of the convertible debt, and (iii) $ 875 as a result of cancellation of previously recognized beneficial conversion feature related to the convertible debt.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cumulative effect of this pronouncement resulted in a decrease to additional paid-in capital on January 1, 2009 of $ 3,117, consisting of (i) $ 1,304 due to previously granted warrants, (ii) $ 730 due to bifurcation of a conversion embedded feature of the convertible debt, and (iii) $ 1,083 as a result of cancellation of a previously recognized beneficial conversion feature related to the convertible debt

u.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income relates to foreign currency translation adjustment.

v.	Impact of recently issued accounting standards:

In June 2011, the Financial Accounting Standards Board ("FASB") issued guidance changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. According to the guidance,  the currently available option to disclose the components of other comprehensive income within the statement of stockholders' equity will no longer be available. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of the standard will have no impact on the Company's financial position or results of operations, but will result in a change in the presentation of the basic consolidated financial statements. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements

In September 2011, the FASB also amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION

On September 19, 2011, the Company completed the acquisition of 100% of the shares of RepliWeb through the Company's wholly owned subsidiary, Attunity Inc. The financial results of RepliWeb are included in the consolidated financial statements from the date of completion of the acquisition ("Closing Date"). The total consideration is composed as follows:

•	$ 3,300 in cash;

•	$ 4,000 in cash acquired from RepliWeb
•	4,032,258 ordinary shares of the Company issued at closing for total value of $2,621.
•
A milestone-based contingent cash payment of up to $2,000 payable in April 2013. In connection with this contingent payment consideration, the Company recorded at the Closing Date, an estimated liability of $1,594; and

•
Out of the above mentioned total consideration, approximately 3.4% was to be paid to certain employees of RepliWeb, allocated pro-rata from the aforesaid cash, shares and contingent payment components. This resulted in an amount of $386 recorded as compensation expense in the statement of operations.

In addition, the Company incurred acquisition related costs in a total amount of $ 421, which are included in general and administrative expenses for the year 2011. Acquisition related costs include legal, accounting fees and other external costs directly related to the acquisition.

In connection with the acquisition, the Company secured a short-term loan in the principal amount of $3,000 from an Israeli bank (the " Bridge Loan"), which was repayable in January 2012 and bore interest at the rate of LIBOR plus 6%. The loan was repaid in September 2011.

The main reason for this acquisition was to leverage the synergy of the technologies of both companies and to benefit from a wide customer base. A significant amount of the acquisition was recorded as goodwill due to the synergies with RepliWeb.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION (Cont.)

Purchase price allocation:

Under business combination accounting, the total purchase price was allocated to RepliWeb's net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Net assets (including cash of $4,631)	$4,124
Deferred revenues	(1,857)
Intangible assets	3,201
Goodwill	6,941
Deferred tax liability	(1,280)

Total purchase price	$11,129

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of RepliWeb's products. In its allocation the Company also considered the fair value of intangible assets based on a market participant approach to valuation performed by a third party valuation firm using an income approach and estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the RepliWeb acquisition:

Fair value

Core technology (1)	$2,166
Customer relationships (2)	1,035

Total intangible assets	$3,201

(1)
Core technology represents a combination of RepliWeb processes and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company products and is amortized over 5 years using the accelerated method.

(2)	Customer relationships represent the underlying relationships and agreements with RepliWeb's installed customer base and are amortized over 5 years using the accelerated method.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION (Cont.)

The following unaudited condensed combined pro forma information for the years ended December 31, 2011 and 2010, gives effect to the acquisition of RepliWeb as if the acquisition had occurred on January 1, 2010. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $ 777 and $ 1,074 in 2011and 2010, respectively, and related tax effects.

	Year ended December 31
	2011	2010
	Unaudited

Revenues	$20,970	$17,785
Net loss	$(1,863)	$(1,788)
Basic and diluted earnings per share	$(0.05)	$(0.06)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2010

Prepaid expenses	$93	$80
Government authorities	37	42
Other	28	68

	$158	$190

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2010
Cost:
Computers and peripheral equipment	$2,998	$2,283
Office furniture and equipment	420	327
Leasehold improvements	393	358

	3,811	2,968

Accumulated depreciation	3,431	2,763

Property and equipment, net	$380	$205

As for charges on the Company's property and equipment, see Note 10b.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill as of December 31, 2010 and 2011 are as follows:

	December 31,
	2011	2010

Goodwill, beginning of year	$6,133	$6,313
Revaluation (foreign currency exchange differences)	(63)	(180)
Acquisition of RepliWeb	6,941	-

Goodwill, end of year	$13,011	$6,133

b.	Other intangible assets, net

Net other intangible assets consisted of the following:

	December 31,
	2011	2010
Original amount:
Software development costs	$22,272	$22,272
Core Technology	2,166	-
Customers relationship	1,035	-

	25,473	22,272
Accumulated amortization:
Software development costs	22,112	21,776
Core Technology	220	-
Customers relationship	287	-

	22,619	21,776
Other Intangible assets ,net:
Software development costs	160	496
Core Technology	1,946	-
Customers relationship	748	-

	$2,854	$496

The estimated future amortization expense of other intangible assets as of December 31, 2011 is as follows:

December 31

2012	$985
2013	746
2014	617
2015	362
2016	144

$2,854

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2011	2010

Government authorities	$76	$27
Accrued expenses	1,046	671
Uncertain tax position liability	222	-
Tax liabilities	630	-
Others	154	61

	$2,128	$759

NOTE 8:-	OTHER LONG-TERM LIABILITIES

		December 31,
		2011	2010

a.	Long-term loan and current maturities (see b)	$83	$1,083
	Long term payable	166	-
	Capital lease obligations, linked to the Israeli Consumer Price Index and bearing interest of 5%	32	21

		281	1,104
	Less - current maturities	115	1,014

		$166	$90

b.
On January 31, 2007, the Company entered into a Loan Agreement (the "Agreement"), with Plenus Technologies Ltd ("Plenus" or the "Lender"), whereby the lender provided a $ 2,000 loan. In connection with the Agreement, the Company issued to the Lender non-forfeitable warrants, exercisable until January 30, 2012, to purchase up to 439,883 Ordinary shares at an exercise price of $ 1.364 per share, subject to price adjustments.

On March 30, 2009, the Company and Plenus amended the Agreement. Under the amendment, (the "New Agreement") the Company was to repay the loan amount in 24 equal monthly installments starting February 2010 and the loan would accrue interest at an annual fixed rate of 9%. The amendment became effective upon the completion of a rights offering conducted by the Company, on May 12, 2009 (refer to Note 12b for further details). As part of the New Agreement, the exercise period of warrants previously issued as part of a credit line agreement, exercisable to purchase up to 442,909 Ordinary Shares, was extended such that the exercise period will also lapse on January 30, 2012.

See also Note 10a for charges related to the loan.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER LONG-TERM LIABILITIES (Cont.)

In addition, the New Agreement provided that if, during the period between March 19, 2009 and March 18, 2014, the Company enters into a transaction or series of related transactions (a "Fundamental Transaction") which entails (i) the acquisition of the Company by means of a merger or other form of corporate reorganization in which 50% or more of the outstanding shares is exchanged for securities or other consideration issued or paid by the acquiring entity or, a transaction or a series of transactions in which a person or entity acquires more than 50% of the outstanding shares, (ii) the sale of all or substantially all of the assets of the Company; then an additional amount shall be paid to the Lender (the "Additional Payment"): in the cases of merger or acquisition ,an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders. In the case of the sale of substantially all of the Company's assets, an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the "aggregate proceeds" shall be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and have not been assumed by the purchaser in such Fundamental Transaction.

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

According to ASC 815, the above mentioned was considered an embedded derivative which should be bifurcated and marked to market at each reporting date. The fair value of this embedded derivative was insignificant through September 2011 (date of modification).

The Company accounted for the change in terms under the New Agreement in accordance with ASC 470-50-40, and determined it was a non-substantive modification.

In connection with the acquisition of RepliWeb, in September 2011, the Company and Plenus entered into another amendment to the Agreement, such that the period during which Plenus is entitled to compensation of 15% of the proceeds payable in a Fundamental Transaction upon consummation of a Fundamental Transaction was extended until December 31, 2017. During such extended period, Plenus may elect to receive $300 in cash in lieu of such compensation. Under this amendment, Plenus' right to compensation in the event that consolidated revenues in 2012 exceed $18 million was revoked.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER LONG-TERM LIABILITIES (Cont.)

The Company accounted for above mentioned in accordance with ASC 815-40, based on which the above was considered as a derivative and recorded as a liability on the balance sheet and is marked to market at each reporting period. As of December 31, 2011 the liability amounted to $440. The fair value of this derivative was based on valuation performed by third- party valuation firm using Binomial Model for options valuation based on assumptions provided by managements.

NOTE 9:-	CONVERTIBLE DEBT

	December 31,
	2011	2010

Convertible debt	$835	$1,816
Less - current maturities	835	245

	$-	$1,571

In April 2004, the Company issued to a group of investors convertible notes (the "Promissory Notes") in the face amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at an initial  price per share of $ 1.75 (subject to adjustments). The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt was convertible into Ordinary shares at a conversion price of $ 1.75 per share (subject to adjustments). The warrants expired on May 4, 2007 without being exercised.

Issuance expenses in respect of the convertible debt in the amount of $ 247 were deferred and recorded as "deferred charges". These deferred charges were amortized over the period from the date of issuance to the stated original redemption date of the debt and were fully amortized by December 31, 2009.

In accordance with ASC 470-20, "Debt with Conversion and Other Options", the Company allocated the total proceeds between the convertible debt and the warrants (which are recorded in additional paid-in-capital) based on the relative fair values of the instruments at the time of issuance. The aforementioned allocation resulted in a discount on the convertible debt.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	CONVERTIBLE DEBT (Cont.)

In addition, under the guidelines of the ASC, the Company recognized and measured the embedded beneficial conversion feature in the convertible debt, by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital. The intrinsic value of the feature was calculated on the commitment date using the effective conversion price which had resulted subsequent to the allocation of the proceeds between the detachable warrants and the convertible debt. This intrinsic value was limited to the portion of the proceeds allocated to the convertible debt, which was fully amortized by December 31, 2009.

The aforementioned accounting treatment resulted in a total debt discount equal to the full face amount of the debt ($ 2,000). The discount was amortized over a five-year period from the date of issuance until the stated redemption date of the debt.

In September 2006, following a private placement conducted by the Company, the conversion price of the notes and exercise price of warrants was adjusted to $ 1.25 per share. As a result, the number of shares that would be received upon conversion of the notes increased by 457,143 shares to 1,600,000 shares.

The aforementioned accounting treatment resulted in an incremental debt discount of $ 730. The discount was amortized over a 2.25 year period from the date of the adjustment until the stated redemption date of the debt, which was fully amortized by December 31, 2009.

Effective January 1, 2009, the Company adopted an accounting pronouncement which requires issuers to bifurcate the conversion embedded feature of the convertible debt and marked to market at each reporting date. See Note 2t.

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

2.	The Company will not be able to obtain new loans which are ranked senior to, or parri passu with, the Promissory Notes; and

3.
Warrants held by the holders of the Promissory Notes and another person, exercisable into a total of 600,000 Ordinary shares, were amended so that (1) the expiration date was extended by 18 months from October 9, 2009 to April 9, 2011 (this date was further extended in March 2010 – see below) and (2) the price adjustment mechanism was amended so that any financing of more than $ 100 (instead of $ 1,500) will trigger such price protection adjustment.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	CONVERTIBLE DEBT (Cont.)

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

4.	Other than with respect to holders, who were directors at the time and who waived their entitlement to the following, the holders of the Promissory Note will also be entitled to the following:

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

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	CONVERTIBLE DEBT (Cont.)

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

The Company accounted for the First and Second Extension Agreement in accordance with ASC 470-50-40 "Debt Modification and Extinguishment" as a non-substantial modification.

Between December 2010 through February 2, 2011, the Company entered into a third extension agreement (the "Third Extension Agreement") with certain holders of the Promissory Notes representing 82% of the outstanding balance (out of which holders representing 56% of the balance signed the extension as of December 31, 2010), whereby the maturity date was further extended, such that the aggregate principal amount will become due and payable in four equal installments of $ 377 on each of the following dates: (1) April 1, 2012; (2) June 30, 2012; (3) September 30, 2012; and (4) December 31, 2012. In consideration, the holders of the Promissory Notes received the following:

1.	The interest rate was increased from a fixed annual rate of nine percent (9%), to a fixed annual rate of eleven percent (11%) payable in cash together with the applicable installment;

2.
Warrants held by the holders of the Promissory Notes and another person , exercisable into a total of 489,600 Ordinary shares, were amended so that that the expiration date was extended from (A) the later of (1) February 4, 2012 and (2) date on which the principal amount under the convertible note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder to (B) the later of (1) December 31, 2013 and (2) date on which the principal amount under the Promissory Notes issued to the holder, and any interest accrued and outstanding, shall have been fully repaid to the holder; and

3.
Warrants held by the Lenders, exercisable into a total of 2,222,721 Ordinary shares were amended so that the expiration date was extended from May 11, 2012 to the later of (1) December 31, 2013 and (2) date on which the principal amount under the Promissory Notes and any interest accrued and outstanding, shall have been fully repaid to the holder.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	CONVERTIBLE DEBT (Cont.)

The Company accounted for the Third Extension Agreement in accordance with ASC 470-50-40 as a substantial modification because the present value of modified cash flows under the Third Extension Agreement resulted in a change greater than 10% in the present value based on the liabilities' original interest rate. Consequently, the Company recorded additional expenses related to the modification of the terms of the convertible debt and warrants of $ 274, which is included within financial expenses (out of which $ 53 were recorded against additional-paid in capital with respect to change in terms of equity classified warrants).

In September 2011, in accordance with the terms of the Promissory Notes, as a result of the issuance of shares as part of the acquisition of RepliWeb, the conversion price was adjusted to $0.62 per share (rather than $1.25 per share), such that the Promissory Notes became convertible into an aggregate of 2,632,258 ordinary shares (rather than 1,305,600 ordinary shares).

On December 31, 2011, two holders converted all of their Promissory Notes into ordinary shares pursuant to the terms of the following offer (the "Prepayment Offer"), which expired on January 31, 2012:

•	The conversion ratio of the Promissory Notes being converted was increased, reflecting a reduction of the conversion price from $0.62 to $0.50 per share; and
•
Each holder was entitled to payment, in cash or in additional ordinary shares (based on the new conversion ratio), of the interest payment due in 2012 plus accrued and unpaid interest for 2011 (in a total amount of approximately $100 and $200 for all Notes, respectively).

The two holders above converted an outstanding amount of $736. The outstanding associated bifurcated conversion feature of $206 was accordingly allocated to equity. In accordance with ASC 470-20-40-16, the Company recognized inducement expense of $ 202 against additional paid-in-capital, related to the conversion based on the above offer.

The two holders have also exercised their rights (See note 12b) to acquire an aggregate of 315,256 additional ordinary shares at $0.12 per share.

NOTE 10:-	CHARGES (ASSETS PLEDGED)

a.
In order to secure the Company's obligations and performance pursuant to the New Agreement with Plenus described in Note 8b, the Company recorded a first priority fixed charge in favor of the lender on all of its intellectual property, and a first priority floating charge in favor of the lender on all of its rights, title and interest in all its assets. The Security Agreements contain certain limitations, among other things, on the Company's ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of the lenders. The aforesaid pledges expired upon full repayment of the loan in January 2012.

b.	As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in June 2014. In addition, the Company leases computers and peripheral equipment as well as motor vehicles under non-cancelable operating leases. Future minimum commitments under these leases as of December 31, 2011, are as follows:

Year ended December 31,	Operating leases

2012	$773
2013	178
2014	74

$1,025

b.
Rent expenses under operating leases for the years ended December 31, 2011, 2010 and 2009 were (net of sublease income in the amount of $125, $75 and $75, respectively) $ 636, $ 445 and $ 407, respectively.

The Company has an outstanding bank guarantee in the amount of $ 126 to its Israeli office lessors to cover the last 3 months of rent and a bank guarantee in the amount of $5 to a vendor.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	The Company's Ordinary shares are traded on the OTCBB (Over The Counter Bulletin Bourd).

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.
On May 12, 2009, the Company completed a rights offering raising cash proceeds of $ 600 (excluding offering expenses and the conversion of the Loan noted below). The Company issued to the subscribing shareholders and the Lenders a total of 8,258,754 Ordinary shares and three-year warrants exercisable into 4,129,376 shares, at an exercise price of $ 0.12 per share.

In addition, upon closing of the rights offering, a convertible bridge loan in the amount of $393 received in 2008 was converted to equity on the same terms of the rights offering.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (cont')

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

c.	Stock Option Plans:

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

Under the Plans, 7,200,000 Ordinary shares of the Company were reserved for issuance (in January 2012, the Company reserved additional 600,000 ordinary shares). Any options that are canceled or forfeited before expiration become available for future grants. As of December 31, 2011, there are 234,673 options available for future grants.

The following is a summary of the Company's stock options granted under the Plans:

	Year ended December 31, 2011
	Number of options	Weighted average exercise price	Aggregate intrinsic value
	In thousands		In thousands

Outstanding at beginning of year	4,756	0.50	$1,600
Granted	2,204	0.70	31
Exercised	(145)	0.27	39
Canceled or forfeited	(87)	0.96	11

Outstanding at end of year	6,728	0.57	$647

Vested and expected to vest at end of year	6,502	0.56	$645

Exercisable at end of year	3,904	0.52	$617

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009, was $ 39, $ 24 and 0, respectively.

As of December 31, 2011, there was $ 1,175 of total unrecognized compensation cost related to non-vested share-based compensation that are expected to be recognized over a period of up to three years.

The options outstanding as of December 31, 2011, have been separated into ranges of exercise price as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

0.08	240	3.00	0.08	240	3.0	0.08
0.12-0.14	831	3.12	0.14	757	3.1	0.14
0.25-0.3	1,210	2.43	0.29	1,106	2.3	0.29
0.37-0.38	816	4.08	0.37	474	4.1	0.37
0.49-0.58	828	1.93	0.53	814	1.9	0.53
0.65-0.69	1,003	5.72	0.65	-	-	-
0.7-0.76	1,341	5.46	0.73	54	5.0	0.70
1.32	40	0.99	1.32	40	1.0	1.32
1.92-2.19	280	2.25	1.96	280	2.2	1.96
2.42-2.46	140	2.7	2.45	140	2.7	2.45

	6,728	3.76	0.57	3,926	2.66	0.52

Weighted average fair values and weighted average exercise prices of options whose exercise prices equal or less than the market price of the shares at date of grant are as follows:

	Year ended December 31,
	2011		2010		2009
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Equals market price at date of grant	$0.58	$0.72	$0.36	$0.42	$0.13	$0.17

Less than market price at date of grant	$0.61	$0.65	-	-	-	-

More than market price at date of grant	$0.47	$0.69	-	-	-	-

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

Upon exercise of options by employees, the Company has a policy of issuing registered shares for all options exercised.

d.	Warrants:

The Company's outstanding warrants and rights as of December 31, 2011 are as follows:

Issuance date	Outstanding	Exercise price	Exercisable through

June 2004 (1)	71,090	$0.12	January 30, 2012 (*)
May 2006 (1)	54,400	$0.12	January 30, 2012 (*)
September 2006 (2)	441,600	$0.12	December 31,2013
May 2009(3)	2,174,721	$0.12	December 31,2013
May 2009 (4)	383,790	$0.12	December 31,2013 (**)
May 2009 (5)	191,893	$0.12	Three years from exercise date of the rights (**)
May 2009 (5)	157,628	$0.12	December 30,2014
May 2009 (3)	1,251,831	$0.12	May 11,2012

	4,726,952

All outstanding warrants are excisable.

(1)	Issued to the lender as part of the credit line agreement (see Note 8b).
(2)	Issued in connection with the private investment carried out in September 2006.
(3)	Issued to shareholders who participated in the rights offering and to Lenders (see Note 12b).
(4)	Rights issued to Lenders in connection with the rights offering (see Note 12b).
(5)	Warrants to Lenders in connection with exercising the rights issued in the rights offering (see Note 12b)

(*)	The aggregate of 125,490 warrants were net-exercised in January 2012 into 104,280 shares.
(**)	113,080 warrants were exercised in January 2012.

During 2011, certain holders of warrants, exercisable into 379,200 ordinary shares waived the price protection adjustment mechanism embedded in the warrants. Plenus also waived the price protection adjustment mechanism embedded in warrants exercisable into 882,792 ordinary shares.  As a result, these warrants were no longer classified as a liability, and accordingly were no longer marked to market.  The fair value of the warrants as of that date of $860 was classified into equity.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	INCOME TAXES

a.	Accounting for uncertainty in income taxes:

As of December 31, 2011 and for the years ended December 31, 2009 and 2010, the Company did not have any unrecognized tax benefits and no interest or penalties related to unrecognized tax benefits had been accrued

December 31, 2011

Beginning balance	$-
Liability assumed in connection with the acquisition of RepliWeb	193
Additions for prior years tax position	(2)
Additions for current year tax position	31

Ending balance	$222

As of December 31, 2011, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the year ended December 31, 2011, the Company recorded $ 4 for interest expense related to uncertain tax positions. As of December 31, 2011, the Company had accrued interest liability related to uncertain tax positions in the amounts of $32, which is included within accrued expenses and other liabilities on the balance sheet.

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, the final tax outcome of its tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net income in the period in which such determination is made.

b.	Israeli taxation:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2009 – 26%, 2010 - 25%, 2011 - 24%. On December 5, 2011 the "Knesset" (Israeli Parliament) passed a law for changing the tax burden (the Law), which cancel, among others, the graduate reduction in the rates of the Israeli corporate tax. In addition the Israeli corporate tax will be increase to 25% starting in 2012. In accordance, the real capital gains tax increase to 25%.

c.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	INCOME TAXES (Cont.)

d.
Tax reports filed by the Israeli entities through the year ended December 31, 2005 are considered final. The U.S tax returns of Attunity Inc remain subject to examination by the U.S tax authorities for the tax years beginning in January 1, 2007 and for RepliWeb Inc. January 1, 2005.

e.	Tax loss carry-forwards:

Net operating loss carry-forwards as of December 31, 2011 are as follows:

Israel	$45,095
United States *)	$1,898
UK	$2,440
Hong Kong	$2,277
Other	$708
$52,418

Net operating losses in Israel, the UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will expire in the years 2012-2030.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2011	2010

Net operating loss carry forwards	$13,158	$14,282
Temporary differences	1,226	934

Total deferred tax asset before valuation allowance	14,384	15,216
Less - valuation allowance	(13,813)	(15,216)
Deferred tax asset	571	-
Intangible assets	(1,078)	-

Deferred tax liability	(1,078)	-

Deferred tax liability, net	$(507)	$-

Domestic:	-	-
Foreign:
Current deferred tax asset, net	8	-
Non-current deferred tax liability	(515)	-
	(507)	-

	$(507)	-

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carry forwards and other temporary differences in Israel. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences will not be realized in the foreseeable future.

g.	Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company (2009 - 26%, 2010 - 25%, 2011 – 24%) to the effective tax rate are valuation allowances provided for deferred tax assets (in all reported periods). Tax expenses mainly represent business taxes in certain foreign locations.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	INCOME TAXES (Cont.)

h.	Loss before taxes on income (benefit):

	Year ended December 31,
	2011	2010	2009

Domestic	$789	$(1,634)	$(1,511)
Foreign	424	203	236

	$1,213	$(1,431)	$(1,275)

Income taxes are comprised as follows:

	Year ended December 31,
	2011	2010	2009

Deferred tax benefit	$(774)	$-	$-
Current taxes	375	74	28

	(399)	74	28

Domestic	218	23	15
Foreign	(617)	51	13

	(399)	74	28
Domestic taxes:
Current	218	23	15
Deferred	-	-	-

	218	23	15

Foreign taxes - US:
Current	157	51	13
Deferred	(774)	-	-

Total foreign taxes	(617)	51	13

Taxes on income	$(399)	$74	$28

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	ENTITY-WIDE DISCLOSURES

Revenues by geographical areas were as follows:

	Year ended December 31,
	2011	2010	2009

Israel	$948	$857	$637
United States	10,729	6,051	5,872
Europe	2,191	1,693	1,319
Far East	869	968	963
Other	432	506	662

	$15,169	$10,075	$9,453

In 2011, 2010 and 2009, 82%, 90% and 90% of license revenues were derived from the connectivity and replication/ change data capture products respectively. For the year ended December 31, 2011, one of our OEM partners accounted for approximately 13.4 % of our revenues and another OEM partner accounted for approximately 10.7%. For the years ended December 31, 2010 and 2009, no single customer accounted for more than 10% of our revenues.

All of the Company's long-lived assets are located in Israel apart for assets in insignificant amounts which are located elsewhere.

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development costs, net:

	Year ended December 31,
	2011	2010	2009

Total costs	$4,960	$2,482	$2,272
Capitalized software development costs	-	-	(378)

	$4,960	$2,482	$1,894

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial income (expenses), net

	Year ended December 31,
	2011	2010	2009
Financial ( income):
Interest	$(9)	$(3)	$(1)
Exchange rate differences , net	-	-	(33)

	(9)	(3)	(34)
Financial expenses:
Interest	286	293	327
Amortization of debt discount		-	126
Amortization of deferred expenses (issuance expenses and credit line costs)		-	25
Exchange rate differences, net	92	132	-
Revaluation of liabilities presented at fair value.	589	692	253
Expenses related to modification of convertible debt and change in terms of warrants	-	273	-
Convertible Debt inducement expenses	202	-	-
Fair value of guarantee associated with short term loan	49	-	-
Accretion of contingent payment obligation	75	-	-

	1,293	1,392	731

	$1,284	$1,389	$697

NOTE 16:	SUBSEQUENT EVENTS.

In January  2012, the holders, in the aggregate, of approximately $ 500 of principal amount of the Promissory Notes, converted their Promissory Notes into a total of 0.9 million ordinary shares pursuant to the Prepayment Offer (see also Note 9). As a result, as of that date, the fair value of the bifurcated conversion feature will be classified into equity and no longer be marked to market.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD

By:	/s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated:  March 30, 2012