Form 20-F/A
period 2011-12-31
ATTUNITY LTD
filed 2012-04-02
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F/A

Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number:   0-20892

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

☐Yes     ☒ No

- ii -

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F, or Form 20-F/A, solely to indicate conformed signatures on the report of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global dated March 30, 2012 (page F-2).  Though the report, as well as signature thereon, had been obtained, conforming the signature thereon was inadvertently omitted in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2012, or the Original Form 20-F. Although we have re-filed the entire Original Form 20-F as amended, for clarity, the amendments are limited in scope to such correction and do not amend, update, or change any other items or disclosures contained in the Original Form 20-F. Except as described in this paragraph, we do not purport by this Form 20-F/A to update any of the information contained in the Original Form 20-F.

- iii -

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

- iv -

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

- v -

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

- vi -

- vii -

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