Form 20-F
period 2012-12-31
ATTUNITY LTD
filed 2013-03-29
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _________

Commission file number:   001-20892

ATTUNITY LTD
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
(Address of principal executive offices)

Dror Harel-Elkayam, CFO
Tel: +972-9-8993000; Fax: +972-9-8993001
Attunity Ltd, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, NIS 0.4 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2012): 10,919,930

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.

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

☐Yes  ☒ No

- ii -

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	“we”, “us”, “our”, “Attunity”, the “Company” or the "Registrant" are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” are to the United States Securities and Exchange Commission;

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

•	"Big Data" are to very large and complex quantities of datasets that are difficult to process using traditional data processing applications;

•	"CDC" are to change data capture, a process that captures and replicate only the changes made to enterprise data sources rather the entire data sources;

•	"Cloud computing" are to the use of computing resources, hardware and software, that are generally delivered as a service over the Internet;

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

We have obtained trademark registrations in the United States for Attunity®, Attunity B2B®, Attunity Connect®, Attunity Stream®, Attunity Federate®, Attunity Replicate®, Attunity InFocus®, RepliWeb® and FASTCOPY®. Unless indicated otherwise by the context, any other trademarks and trade names appearing in this annual report are owned by their respective holders.

    Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

    On March 1, 2013, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.723 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

- iii -

On July 19, 2012, we effected a one-for-four reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed from NIS 0.1 to NIS 0.4 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts as well as stock prices in this annual report have been adjusted to give retroactive effect to the stock split for all periods presented.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, development and release of new products, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, plans to expand our operations, plans to develop and release new products, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 3.D “Risk Factors”, Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” as well as elsewhere in this annual report. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” and in our other filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

- iv -

TABLE OF CONTENTS

PART I	1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
B.	Business Overview	16
C.	Organizational Structure	26
D.	Property, Plants and Equipment	26
ITEM 4A.	UNRESOLVED STAFF COMMENTS	27
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	Operating Results	27
B.	Liquidity and Capital Resources	39
C.	Research and Development, Patents and Licenses	41
D.	Trend Information	41
E.	Off-Balance Sheet Arrangements	41
F.	Tabular Disclosure of Contractual Obligations	42
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
A.	Directors and Senior Management	42
B.	Compensation	45
C.	Board Practices	47
D.	Employees	54
E.	Share Ownership	55
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	56
A.	Major Shareholders	56
B.	Related Party Transactions	58
ITEM 8.	FINANCIAL INFORMATION	58
A.	Consolidated Statements and Other Financial Information	58
B.	Significant Changes	58
ITEM 9.	THE OFFER AND LISTING	59
A.	Offer and Listing Details	59
B.	Plan of Distribution	60
C.	Markets	60
D.	Selling Shareholders	61
E.	Dilution	61
F.	Expenses of the Issue	61
ITEM 10.	ADDITIONAL INFORMATION	61
A.	Share Capital	61
B.	Memorandum and Articles of Association	61

- v -

- vi -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.    Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2012, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012 and 2011, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008, which have also been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

On September 19, 2011, we completed the acquisition of RepliWeb, which is described elsewhere in this annual report, including in Item 10.C "Material Contracts - Acquisition of RepliWeb." As a result of this transaction, the revenues and expenses of RepliWeb are consolidated with our results of operations starting September 19, 2011. The assets and liabilities of RepliWeb are consolidated with our balance sheet as of December 31, 2011.  See Note 3 to our consolidated financial statements included in this annual report.

Balance Sheet Data:

	December 31,
	2012	2011	2010	2009	2008
	(U.S. dollars in thousands)
Working capital (deficiency)	$(3,046)	$(6,891)	$(2,643)	$(2,710)	$(5,480)
Total assets	26,132	22,993	10,705	11,895	13,030
Current maturities of long term-debt, short-term convertible debt, including current maturities of long-term convertible debt	-	950	1,259	1,250	2,193
Long-term debt, less current maturities	-	-	1,661	2,750	2,000
Warrants and bifurcated conversion feature, and other liabilities presented at fair value	730	510	1,215	303	-
Shareholders’ equity	9,562	5,188	733	2,042	2,532
Additional paid-in capital	110,318	107,345	102,459	102,095	104,279

Income Statement Data:

	Year ended December 31,
	2012	2011	2010	2009	2008
	(U.S. dollars and share amounts in thousands, except per share data)

Software licenses	$14,437	$8,140	$4,645	$4,126	$5,373
Maintenance and services	11,042	7,029	5,430	5,327	6,099
Total revenues	25,479	15,169	10,075	9,453	11,472

Cost of software licenses	719	563	1119	2,347	1,659
Cost of maintenance and services	1,637	890	832	723	965
Research and development expenses	7,748	4,960	2,482	1,894	2,916
Selling and marketing expenses	9,833	5,851	3,831	3,469	6,341
General and administrative expenses	3,024	2,835	1,854	1,608	2,138

Total operating expenses	22,961	15,099	10,118	10,041	14,019
Operating income (loss)	2,518	70	(43)	(588)	(2,547)

Financial expenses, net	1,241	1,284	1,388	697	1,250
Other income	--	--	--	10	--
Income (loss) before taxes on income	1,277	(1,214)	(1,431)	(1,275)	(3,797)
Taxes on income (benefit)	(209)	(399)	74	28	60

Net income (loss)	1,486	(815)	(1,505)	(1,303)	(3,857)

Basic net income /(loss) per share	$0.14	$(0.09)	$(0.20)	$(0.20)	$(0.68)
Weighted average number of shares used in computing basic net income / (loss) per share	10,716	8,662	7,993	7,124	5,799

Diluted net income /(loss) per share	$0.12	$(0.09)	$(0.20)	$(0.20)	$(0.68)
Weighted average number of shares used in computing diluted net income / (loss) per share	12,311	8,662	7,993	7,124	5,799

_________________

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

Although we generated operating income of approximately $2.5 million and $70,000 in the fiscal years ended December 31, 2012 and December 31, 2011, respectively, we incurred an operating loss in each of the preceding five fiscal years. Our ability to sustain profitability in the future depends in part on the global economy; the rate of growth of, and changes in technology trends in, our market; our ability to develop new products and technologies in a timely manner; the competitive position of our products; our ability to manage expenses and other risks, some of which are described in this annual report. We may also seek to increase our operating expenses and make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. As such, there can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses, which, as of December 31, 2012, were approximately $101.4 million.

We depend on strategic relationships with our distributors, OEM and VAR partners and our revenues may be reduced if such relationships are not successful or are terminated. In particular, a loss of one of our OEM partners may have a material adverse effect on our business, operating results and financial condition.

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

In particular, we rely on our strategic relationship with Microsoft Corporation, or Microsoft. For example, in December 2010, we entered into two five–year OEM agreements with Microsoft for aggregate consideration of nearly $9 million. We expect Microsoft to continue to be strategic to our business and future growth. A termination or other disruption of our commercial relationship with Microsoft could have a material adverse effect on our business, operating results and financial condition.

The loss of one or more of our significant customers or a decline in demand from one or more of these customers could harm our business.

Historically, we have relied on a limited number of customers for a substantial portion of our total sales. For example, in 2012, Microsoft, our largest customer that year, accounted for 10.9% of our revenues. There can be no assurance that such customers will continue to order our products in the same level or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

We face risks associated with acquisition of businesses and technologies.

In September 2011, we completed the acquisition of RepliWeb and, as part of our growth strategy, we may evaluate and pursue additional acquisitions of, or significant investments in, other complementary companies or technologies to increase our technological capabilities and expand our product offerings. Future acquisitions and the successful integration of new technologies, products, assets or businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Other risks commonly encountered with acquisitions include disruption of our ongoing business; difficulties in integration of the acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control system; being subject to known or unknown contingent liabilities, including tax, expenses and litigation costs; and inability to realize expected synergies or other anticipated benefits. We cannot assure you that we will be successful in overcoming these risks or any other problems we may encounter in connection with the Repliweb acquisition or other potential future acquisitions. Our inability to successfully integrate the operations of an acquired business and realize anticipated benefits associated with an acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions or other strategic transactions may also result in dilution to our existing shareholders if we issue additional equity securities as consideration and may increase our debt. We may also be required to amortize significant amounts of intangible assets or record impairment of goodwill in connection with future acquisitions, which would adversely affect our operating results.

We may need to raise additional capital in the future, which may not be available to us.

We had cash and cash equivalents of approximately $3.8 million as of December 31, 2012. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next 12 months, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all.

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

Our business and financial condition is affected by global economic conditions. For example, starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. More recently, credit and sovereign debt issues have destabilized certain European economies as well and thereby increased global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition.

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our credit facility.

In August 2012, we secured a short-term line of credit of approximately $1.0 million from an Israeli bank. In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on certain other immaterial assets (namely, rights for unpaid shares, securities and other deposits deposited with the bank from time to time, and rights for property insurance).  We refer to the agreement relating to such charges as the Pledge. The Pledge contains a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on distribution of dividends, and (2) the ability of the bank to accelerate repayment in certain events, such as breach of covenants, liquidation, and a change of control of our Company. In addition, we have committed to the bank that, for as long as the credit line is available to us, we will maintain a financial ratio to the effect that the sum of our accounts receivables and cash, as measured in each quarter, will exceed 150% of the amount outstanding under the credit facility. Such provisions may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

We are subject to risks associated with international operations.

We are based in Israel and generate a large portion of our sales outside the United States.  Our sales outside of the United States accounted for approximately 35%, 29% and 40% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

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

The markets for our software products are intensely competitive and, particularly in the file replication and application release automation markets, also fragmented. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. In the fields of application release automation, web deployment and enterprise file replication, we also compete with providers of open source and freeware solutions, which are substantially less expensive than our solutions. We anticipate continued growth and competition in the software products market. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration and event capture market in particular. For example, in July 2011, Informatica Corporation acquired WisdomForce. Consolidation and mergers in our market may result in stronger competition by larger companies that threaten our market positioning.

Our existing and potential competitors, such as IBM, Informatica, Oracle (following the acquisition of Golden Gate) and HP, who compete with different products we offer, may offer or be able to develop software products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

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

We are currently developing new products as well as enhancements and new features to our existing products, including the new Attunity CloudBeam and new solutions for cloud computing and other integrated products with technology initially developed by RepliWeb. We may not be able to successfully complete the development and market introduction of new products or product enhancements or new features.  If we fail to develop and deploy new products and product enhancements or features on a timely basis or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. For example, in late 2005, we launched Attunity InFocus, and, following significant investments in developing and marketing of this product which have not resulted in generating strong demand for this product, we determined to end the sales of this product in the end of 2008.

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

Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Shimon Alon, the Chairman of our board of directors and our Chief Executive Officer.  Any loss of the services of members of our senior management or other key personnel, and especially those of Mr. Alon, would adversely affect our business.

Although our internal control over financial reporting was considered effective as of December 31, 2012, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

               The Sarbanes-Oxley Act of 2002, or SOX, imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a) of SOX have resulted in a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not and is not currently required to be audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

Risk Factors Relating to Our Ordinary Shares

Provisions of the Plenus Loan may make an acquisition of us more costly or difficult, which could depress the price of our shares.

Pursuant to the loan agreement between Attunity and Plenus Technologies Ltd. (and certain of its affiliates, or Plenus), dated as of January 31, 2007, as amended, or the Plenus Loan, if on or before December 31, 2017, we enter into a “Fundamental Transaction”, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then we will be required to pay Plenus an amount equal to, in general, the higher of $300,000 or 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction. Plenus' right to such payment, or the Plenus Right, remains outstanding despite us having repaid the Plenus Loan in full. As a result, an acquisition of our Company that triggers the Plenus Right will be more costly to a potential acquirer and these provisions, taken as a whole, may have the effect of making an acquisition of our Company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Provisions of our OEM agreements with Microsoft may make an acquisition of us more difficult, which could depress the price of our shares.

Pursuant to the OEM agreements we entered with Microsoft with respect to our CDC and open database connectivity, or ODBC, technologies, Microsoft is entitled to a right of first offer, whereby we are required to notify Microsoft in the event that we wish to sell our Company or sell or grant an exclusive license of the technology underlying the CDC or ODBC products, as the case may be, and, if the offer is accepted by Microsoft, negotiate such transaction with Microsoft, or, if rejected by Microsoft, we may enter into such transaction with a third party only on substantially the same or more favorable terms than the initial offer made by us to Microsoft. Microsoft is also entitled to terminate the OEM agreements under certain circumstances, including upon a change of control of our Company. These provisions, taken as a whole, may have the effect of making an acquisition of our Company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Our directors and executive officers own a substantial percentage of our ordinary shares.

As of March 1, 2013, our directors and executive officers beneficially own approximately 22.3% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares upon exercise of outstanding options, warrants and rights and/or substantial future sales of our ordinary shares may depress our share price.

As of March 1, 2013, we had approximately 11.0 million ordinary shares issued and outstanding and approximately 2.3 million of additional ordinary shares which are issuable upon exercise of outstanding employee stock options and warrants. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price.

If our existing shareholders or holders of our options or warrants sell substantial amounts of our ordinary shares, the market price of our ordinary shares may be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.  Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

The market price of our ordinary shares may fluctuate and could be substantially affected by various factors.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	changes in expectations as to our future financial performance and cash position, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us; and

•	future substantial sales of our ordinary shares.

Domestic and international stock markets and electronic trading platforms often experience extreme price and volume fluctuations.  Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could also adversely affect the price of our ordinary shares.

If securities analysts do not publish research, or if securities analysts or other third parties publish inaccurate or unfavorable research, about us, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that securities analysts and other third parties choose to publish about us. We do not control these analysts or other third parties. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if one or more securities analysts or other third parties publish inaccurate or unfavorable research about us or cease publishing reports about us.

Provisions of our articles of association and of Israeli law as well as terms of compensation of some of our senior management may delay, prevent or make difficult an acquisition of us, which could depress the price of our shares.

The provisions in our articles of association relating to the submission of shareholder proposals for shareholders meetings, and requiring a special majority voting in order to amend certain provisions of our articles of association relating to such proposals as well as to election and removal of directors, may have the effect of delaying or making an acquisition of our Company more difficult. In addition, provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our Company more difficult. For example, under the Israeli Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our executive officers and certain other key employees are entitled to certain benefits in connection with a change of control of the Company. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. In 2011 and 2012, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations.  We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the NIS, Euro, the British Pound Sterling and the Hong-Kong Dollar. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. In addition, a large portion of our expenses, principally salaries and related personnel expenses, are paid in NIS.  For instance, during 2011, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses. If the NIS strengthens against the dollar, as it did in 2011, the value of our Israeli expenses will increase. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future.  Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

We have in the past received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. Although we have no further obligation to pay royalties to the Chief Scientist in respect of sales of our products, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. In addition, any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, serves as a director of our Company or as our chief executive officer, is generally required to notify the same to the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws if they determine that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

●	subject to limited exceptions, the judgment is final and non-appealable;

●	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

●	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

●	the laws of the state in which the judgment was given provides for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

●	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

●	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

Corporate History and Details

Attunity Ltd was incorporated under the laws of the State of Israel in 1988 as a company limited by shares.

Our executive headquarters are located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, telephone number (972) 9-899-3000. Our authorized representative and agent in the U.S. is Attunity Inc., our wholly owned subsidiary, which maintains its principal offices at 70 Blanchard Road, Burlington, Massachusetts 01803, telephone number (781) 213-5200.  Our address on the Internet is http://www.attunity.com. The information on our website is not incorporated by reference into this annual report.

We are a leading provider of information availability software solutions that enable access, sharing, replication, consolidation and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud.

We began operations in 1989 and, when we went public on NASDAQ in December 1992, our principal products were the APT (Application Programming Tools) product family of software productivity tools, comprised of the APTuser - a production report generator and APTools - a comprehensive software development system.  In 1993, we acquired Attunity Software Services (1991) Ltd. (formerly known as Meyad Computers Company (1991) Ltd.), which owned Mancal 2000 - a financial and logistic application software package. In 1994, we acquired Attunity Inc. (formerly known as Cortex Inc.), which owned CorVision - an application generator for enterprise applications. In 1996, we released Attunity Connect® - a universal data and application access product. In 2004, we released Attunity Federate- a virtual data federation, which is also commonly referred to as Enterprise Information Integration, or EII, and Attunity Stream – a CDC software that captures only the changes made to enterprise data sources with minimal impact on the database systems. In 2005, we released Attunity InFocus – a software platform for workplace - focused composite applications which, since late 2008, we no longer offer. In 2009, we released Attunity Operational Data Replication – a set of solutions that allow the transfer and synchronization of data between heterogeneous databases. In 2011, we acquired RepliWeb, a leading provider of enterprise file replication and managed file transfer technologies.

Recent Major Business Developments

Below is a summary of the major business developments in Attunity since January 1, 2012:

On July 23, 2012, we announced that we have become an Amazon Web Services (AWS) partner and introduced Attunity CloudBeam, a software-as-a-service (SaaS) platform designed to deliver high performance solutions for moving Big Data in, out and across AWS cloud data centers quickly and easily.

On July 24, 2012, we announced that we have teamed up with EMC Corporation, or EMC, to deliver a high-performance, easy-to-use Big Data replication solution for the EMC Greenplum Unified Analytics Platform and that Attunity Replicate, officially qualified by EMC, became available with optimizations tailored for EMC Greenplum products.

On October 23, 2012, we announced that we partnered with Teradata Corporation to offer Attunity Replicate for Teradata, a Big Data replication solution designed to enable loading of heterogeneous data to Teradata with high performance, efficiency and ease-of-use.

 On February 19, 2013, we announced the imminent release by us of an optimized data loading solution for Amazon Redshift, AWS’ new data warehouse in the cloud.

For a discussion of our principal capital expenditures and divestitures, see Item 5.B " Operating and Financial Review and Prospects –Liquidity and Capital Resources –Principal Capital Expenditure and Divestitures.”

B.    Business Overview

Overview

We are a leading provider of information availability software solutions that enable access, sharing, replication, consolidation and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication (Replicate), change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT).

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology, or IT, environment. Our software is commonly used for projects such as data warehousing and big data analytics, reporting migration and modernization, application release automation (ARA), file replication and distribution and cloud data transfer.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable the use of enterprise information where and when needed. Our software includes products for real-time data integration; ARA (a process that automates the deployment and upgrade of custom applications and web content across various stages of the application and content lifecycle); and managed file transfer, or MFT (a process that allows organizations to secure and automate business-to-business information exchanges over standard internet connections). In addition, we offer a SaaS-based platform with a portfolio of services to enable cloud data transfer.

Our software offering currently consists of the following key products:

•
Attunity Replicate - Attunity Replicate is high performance data replication software that enables organizations to accelerate and reduce the costs of distributing, sharing and ensuring the availability of data for meeting business operations and business intelligence needs.

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

•	RepliWeb Replication Manager – RepliWeb Replication Manager is a heterogeneous file system and storage replication solution, optimized for Wide Area Network, or WAN, infrastructures.

•	RepliWeb Deployment Manager – RepliWeb Deployment Manager is an ARA and Web deployment solution for Windows (.NET & SharePoint), UNIX and Linux applications and web infrastructures.

•
Attunity CloudBeam - Attunity CloudBeam is a fully-managed data transfer SaaS-based platform that is designed to move data to, from and between cloud environments, including AWS, quickly, reliably and affordably.

In addition, as we announced on February 19, 2013, we are in the Beta stage of an optimized data loading solution for Amazon Redshift, AWS’s new data warehouse in the cloud. Attunity’s solution, based-off our Attunity Replicate solution as well as our file replication technology, is being designed to provide a high-speed, scalable and fully-managed solution to move data from various enterprise databases into Amazon Redshift quickly, easily and affordably. The new solution is expected to be available for public Beta testing in April 2013.

Our software solutions have been deployed at thousands of organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry. Over the years, our products have also won a number of awards for performance, including the following:

•	In June 2012, our Attunity Replicate data replication software was named “Best of TechEd 2012” in the business intelligence category by SQL Server Pro magazine;

•	In May 2012, our Attunity MFT ranked as “Best Overall Value” and earned top distinction as an innovator in InfoTech Research Group’s MFT vendor landscape report; and

•
In November  2011, our Attunity SQL Server-CDC for SSIS (Microsoft SQL Server Integration Services platform) data replication software was recognized in the Best BI/Reporting product category, winning the gold medal for SQL Server Magazine’s “2011 Community Choice Award” and the silver medal for the SQL Server Magazine’s “2011 Editors’ Best Award.”

Through distribution, OEM agreements and strategic relationships with global-class partners such as Microsoft, Oracle, IBM, HP, EMC, AWS and CenturyLink, Inc. (Savvis), our solutions have been deployed at thousands of organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry.

Our products and services are sold through direct sales and support offices in the United States, the United Kingdom, Hong Kong and Israel, as well as through distributors and local partners in several countries in Europe as well as in Japan, South Korea, Taiwan, Singapore, and South and Central America.

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

In 2009, we expanded our product offering to target the data replication market, an important segment of the data integration market that enables the real-time availability and consistency of data across heterogeneous databases. Specifically, we focus on what we call Operational Data Replication, or ODR, software solutions, which are designed to make information available to support operational business intelligence. In addition, we believe that the need for heterogeneous data integration and replication will increase with the adoption of cloud computing, as organizations start to manage data both in their own data centers as well as in cloud-based systems. In this respect, we focus on high speed bulk transfer and CDC capabilities to support cloud computing capabilities. In September 2011, we acquired RepliWeb, which allows us to offer an extensive data and content replication platform for cloud and enterprise data centers.

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

•
Expand Our Selling Capabilities. We market and sell our products in the U.S, the U.K, Europe, Latin America, the Middle East and the Asia-Pacific regions through direct sales, OEM, reseller and distributor channels. We intend to expand our sales channels in those territories and seek to enter into agreements with new OEMs and other indirect channels.

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that use it in their data centers to enable Big Data analytics, data integration, business intelligence, release automation and file replication. We believe that our software is well positioned to meet the new and fast growing markets of Big Data and cloud computing (including cloud data warehousing, analytics in Hadoop-based environment, cloud data archiving and disaster recovery), adding value to customers with new solutions as these markets evolve. We intend to capitalize upon these opportunities by marketing our software and services to companies with real-time information and event-driven initiatives.

•
Increased Penetration of Our Existing Customer Base. Over the years, our different software solutions were licensed to over 2,500 customers worldwide. This large installed base affords us a unique opportunity for cross-selling our expanded product offering and future software solutions.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software with the complementary products and services provided by other organizations. We plan to extend our existing strategic relationships and develop new alliances with leading global software providers, equipment manufacturers, application service providers, systems integrators and value-added resellers, in order to extend the functionality of our software and increase sales. We have strategic relationships with global-class partners such as Microsoft, IBM, Oracle, HP, EMC, AWS and CenturyLink, Inc. (Savvis) , where our software is sold as an add-on product to their product line, or embedded within their own products.  We intend to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

•
Pursue Strategic Acquisitions and Investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our software products and service offerings.  For instance, in September 2011, we completed the acquisition of RepliWeb, a provider of enterprise file replication and managed file transfer technologies.

Products

Our software offering currently consists of the following key products:

Attunity Replicate

Attunity Replicate is a high-performance data replication software, which we believe enables organizations to accelerate and reduce the costs of distributing, sharing and ensuring the availability of data for meeting business operations and business intelligence needs. Using Attunity Replicate, organizations can load data efficiently and quickly to operational data stores/warehouses; create copies of production databases to enable operational reporting; offload queries from operational systems to reduce load and impact; facilitate zero-downtime migrations and upgrades; and distribute data across data sources/centers. The key features of Attunity Replicate are:

●	Complete automation of database replication, including database schema, data and changes

●	Simplified user experience delivering a "Click-2-Replicate" solution, which means it allows the user to simplify and automate the implementation of end-to-end data replication

●	Heterogeneous replication supporting many types of source and target databases

 Attunity Stream®- captures changes to enterprise data sources and streams them in real-time

Attunity Stream® captures and delivers the changes made to enterprise data sources to a destination database. Given the exponential growth rates of transactional data year-on-year, and the increasing demands for businesses to work with ever more timely information, streaming changed-data to applications and messaging systems has become a critical component of the modern ‘real-time enterprise’. Using Attunity Stream, we believe organizations can significantly improve the movement of mainframe and enterprise operational data in real-time to data warehouses and data marts; significantly improve the efficiency of Extract Transform & Load, or ETL, processes, synchronize data sources; and enable event-driven business activity monitoring and processing. Attunity Stream provides agents that non-invasively monitor and capture changes to mainframe and enterprise data sources. Changes are delivered in real-time or consumed as required using standard interfaces. The key features of Attunity Stream are:

●	Real-time capture of changes from most data sources, including Oracle and SQL Server, as well as mainframe data sources such as VSAM, DB2

●	SQL-based change delivery for ETL and data-oriented applications

●	XML-based change delivery for EAI and message-oriented applications

●	Simple installation and fast configuration using wizard-based GUI

●	Auditing and recoverability

Attunity Connect - standard data access and legacy adapter suite

Attunity Connect® is a suite of pre-built adapters to mainframe and enterprise data sources. It is designed to provide seamless access to legacy data for business intelligence and enterprise portals, build .NET and J2EE (Java 2 Enterprise Edition) applications that interoperate with legacy systems, and accelerate Enterprise Application Integration, or EAI, initiatives. Attunity Connect resides natively on the data server to provide standard, service-oriented integration (SQL, XML, and Web based services) to a broad list of data sources on platforms ranging from Windows and UNIX to HP NonStop and Mainframe. With robust support for metadata, bi-directional read/write access and transaction management, Attunity Connect simplifies and reduces the cost of legacy integration. The key features of Attunity Connect are:

●	Standard, service-oriented interfaces (SQL, XML, Web services)

●	Comprehensive pre-built adapter library on virtually any platform

●	Transactional read/write integration

●	Query governing

●	Enterprise class scalability, reliability and performance

●	Certified with leading BI and EAI products

●	Simple installation and fast configuration using wizard-based Graphic User Interface, or GUI

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

●
Secure two–tier demilitarized zone architecture (a physical or logical separation between internal and external network or computing environments, which helps organizations address regulatory, compliance and information security requirements)

●	Ability to address user, server and application-driven file transfer processes

●	Support for most commercial encryption and security policies

●	Rich application programming interface, or API, that supports extensive Inspection policies and file routing

RepliWeb Replication Manager

RepliWeb Replication Manager is a heterogeneous file system and storage replication solution, optimized for WAN infrastructures. The Replication Manager provides organizations with widely distributed (global/regional/local) operations, a highly reliable and fast way to replicate, mirror, backup and/or migrate unstructured data. The key features of Replication Manager are:

●	Comparative snap-shot technology enabling delta only replication

●	Accelerated WAN transfer engines

●	Extensive file and content include/exclude definitions

●	Real-time replication engines for Windows server environments

RepliWeb Deployment Manager

RepliWeb Deployment Manager is an ARA and Web deployment solution for Windows (.NET & SharePoint), UNIX and Linux applications and web infrastructures. The product is used by IT operations, application development and content/marketing teams to manage and automate the deployment of applications and digital content across on-premise and cloud-based servers. The key features of Deployment Manager are:

●	Robust automation and scheduling engines

●	End to end auditing and reporting of managed processes

●	One-click rollback of applications, content & configurations

Attunity CloudBeam

Attunity CloudBeam, initially introduced in limited availability in July 2012 and launched with commercial availability in November 2012, is our fully-managed data transfer SaaS-based platform that is designed to move data to, from and between cloud environments quickly, reliably and affordably. We believe Attunity CloudBeam helps users to realize the value of cloud computing by alleviating the challenges of uploading and managing the transmission of Big Data, also known as the "Big Data bottleneck," as well as address otherinfrastructure maintenance challenges. Supporting AWS cloud storage services, Attunity CloudBeam facilitates solutions such as loading data for analytics in the cloud, disaster recovery, content distribution, and cloud migrations. The key features of Attunity CloudBeam are:

●	Automation – provides robust scheduling of data transfer processes, including continuous synchronization. The command line interface also enables application level automation.

●	Acceleration – high-performance movement of very large files and large numbers of files to, from, and between cloud environments.

●	Manageability – enables user to manage cloud data movement without the overhead of building and maintaining cloud infrastructure.

●	Reliability – provides comprehensive audited and recoverable file transfers.

●	Security – encrypts all transfers to ensure data is not tampered with or viewed inappropriately.

●	Affordability – subscription-based services, enables customers to pay based on usage.

Sales and Marketing

Our products and services are sold through both direct and indirect channels, including distributors, VARs and OEM partners.

We maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel.  In several countries in Europe as well as in Japan, South Korea, Taiwan, Singapore, and South and Central America we distribute our products through independent distributors. Our field force (including marketing, sales, technical pre-sales and support personnel) is comprised of 26 persons in North America, 13 persons in Europe, the Middle East and Africa and 4 persons in the Asia Pacific region.

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

Training.  We provide classroom and on-site training in the use of our products. The course curriculum includes product use education, product troubleshooting and system management.  Our customers receive documentation that includes user manuals, reference manuals, tutorials, installation guides and release notes.

Professional Services.  We offer consulting services and system integration assistance to customers, although our products do not require any material support in implementation.

Seasonality

Our business is subject to seasonal trends, primarily in the third quarter ending September 30, when we have typically experienced relatively low sales mainly as a result of reduced sales activity of our customers and prospects during the summer months. We have also often recognized a substantial portion of our revenues in the last quarters of the year and in the last month, or even weeks or days, of a quarter.

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

 The table below shows the relative contributions of (1) our connectivity and data replication products and (2) our file replication products to our total license revenues for the years ended December 31, 2010, 2011 and 2012 (dollars in thousands(. Our file replication products consist of our RepliWeb file replication, MFT and ARA solutions associated with the acquisition of RepliWeb in September 2011.

	2012	2011	2010
Data replication	$10,011	$6,719	$4,645
File replication	4,426	1,421	--
Total license revenues	14,437	8,140	4,645

Our maintenance and support revenues are derived from maintenance and support services we provide to customers who use (1) our connectivity and data replication solutions, (2) the Corvision and APTuser products, which are legacy products, and (3) commencing September 2011, our file replication products.  The table below shows the relative contributions of each of these categories to our total maintenance and support revenues for the years ended December 31, 2010, 2011 and 2012 (dollars in thousands).

	2012	2011	2010
Data replication	$5,542	$5,381	$4,542
File replication	4,951	1,198	--
Legacy products	549	450	886
Total maintenance and support revenues	11,042	7,029	5,428

For the year ended December 31, 2012, Microsoft accounted for approximately 10.9% of our total revenues. For the year ended December 31, 2011, Microsoft and another OEM partner accounted for approximately 13.4% and 10.7%, respectively, of our total revenues. For the year ended December 31, 2010, no single customer accounted for more than 10% of our total revenues.

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

We anticipate continued growth and competition in this market and, consequently, the entrance of new competitors into the market or intensified competition, including by way of consolidation. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration market in particular, such as Informatica Corporation's acquisition of Wisdom Force (July 2011) and Oracle's acquisition of Golden Gate Software (July 2009). Consolidation and mergers in our market may result in stronger competition by larger companies that threatens our market positioning. New entrants may also include the IT departments of current and potential customers of ours that develop solutions that compete with our products.

Connectivity and Data Replication: The competitors with our connectivity (including CDC) and data replication offering include Oracle (through Golden Gate), Informatica Corporation and IBM.  In light of current global economic conditions, we anticipate continued consolidation and increased competition in the market.  Moreover, our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use, than those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources. However, we believe that our connectivity and data replication products are generally competitive in price and features and have certain advantages as compared to competitors’ products.

Application Release Automation (ARA)/ Web Deployment: Our competitors in the ARA and Web Deployment market include major platform vendors, such as Microsoft, IBM and HP; server provisioning and configuration management vendors, such as BMC Software, Inc., CA Inc. and Serena Software, Inc.; and other providers of open source and freeware solutions. Our commercial competitors in this market enjoy significant advantages over us primarily in their abilities to manage both the operating systems and application stacks, stronger global brand recognition and deeper product development capabilities. The open source and freeware solutions offer significant cost benefits compared to our and other commercial solutions. However, we believe our offerings are competitive in that they address the needs of heterogeneous computing and application infrastructures, reduce the potential for vendor lock-in, are quicker and easier to install, and deliver a quicker total return on investment.

Managed File Transfer (MFT): Our competitors in the MFT market include the larger global software and middleware vendors, such as IBM (Sterling Commerce), Axway Software SA and Tibco Software Inc.; mid-tier software vendors, such as Globalscape Inc. and Ipswitch Inc.; and SaaS vendors such as Box.net and YouSendit. The MFT market is highly competitive with the larger global software vendors possessing significant advantages over us in terms of stronger global brand recognition, current feature sets, research and development resources, and sales infrastructure. Additionally, we face increased competition from SaaS vendors who offer low first-year product acquisition costs.  However, we believe our MFT solution provides a rich portfolio of features that addresses the mainstream market needs, has a lower total cost of ownership and delivers high enterprise value.

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

We have obtained trademark registrations for Attunity®, Attunity B2B®, Attunity Connect®, Attunity Stream®, Attunity Federate®, Attunity Replicate®, Attunity InFocus®, RepliWeb® and FASTCOPY® in the United States. We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our rights in our products. We do not currently own any registered copyrights. Our policy is for our customers to sign non-transferable software license agreements providing contractual protection against unauthorized use of the software.

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

We have not received grants since 2000 and, since 2006, we have not had any liability to pay royalties to the Chief Scientist.  Nevertheless, the R&D Law provides that know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law, as amended, further provides that the know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally, in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas),  (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

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

C.    Organizational Structure

Our wholly owned subsidiaries act as marketing and customer service organizations in the countries where they are incorporated and in most instances for neighboring countries.  The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our (direct and indirect) significant subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Attunity Inc.	United States	100%
Attunity (UK) Limited	United Kingdom	100%
Attunity (Hong Kong) Ltd.	Hong-Kong	100%
Attunity Israel (1992) Ltd.	Israel	100%
RepliWeb Inc.	United States	100%

D.    Property, Plants and Equipment

General. Other than the leased properties described below, we do not own or lease any material tangible fixed assets. As more fully described in Item 5.B "Operating and Financial Review and Prospects– Liquidity and Capital Resources – Principal Financing Activities – Credit Line," all our assets are subject to a first priority floating charge and certain other immaterial assets are subject to a first priority fixed charge.

Israeli Leases. Our executive, marketing and sales offices as well as research and development facilities are located in the industrial park of Kfar Saba, Israel. In August 2012, in order to consolidate our Israeli facilities described below into one location, we entered into a new lease agreement for the lease of approximately 18,400 square feet in said location. In accordance with the lease, we relocated to these new facilities in mid March 2013. The lease expires in February 2018 and may be extended for two additional periods of three years each.  The annual rent is approximately $550,000 ($460,000 for the period in 2013).

Prior to the relocation to Kfar Saba, our facilities were located in the industrial park of Kfar Netter, Israel, where we leased approximately 11,800 square feet, of which we subleased, during 2012, approximately 1,100 square feet to third parties. The premises were occupied under a lease which expired on March 15, 2013.  The annual rent for the premises we occupied (i.e., excluding the spaces we sublease to third parties) was approximately $267,000 in 2012, compared with approximately $244,000 in 2011.

In connection with the acquisition of RepliWeb, we also leased until recently approximately 5,200 square feet in Petach Tikva, Israel. The premises, which were used as our second research and development facility, were occupied under a lease which expired on December 31, 2012. The annual rent for these premises was approximately $148,000 in 2012.

North America Leases. We lease approximately 3,300 square feet of office space in Burlington, MA and approximately 2,500 square feet of office space in Coconut Creek, FL. The aggregate annual rent of these facilities was approximately $124,000 in 2012. In February 2013, we entered into an additional lease agreement of approximately 900 square feet of office space in the same location in Burlington, MA for annual rent of approximately $19,800.

Leases in Other Locations. We lease additional office space in Hong Kong and in Chertsey, England. The aggregate annual rent for these premises was approximately $126,000 in 2012.  In February 2013, we entered into a new lease agreement for additional office space in Chertsey, England, for annual rent of approximately $115,000.

Facilities - Outlook. We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

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

A.     Operating Results

Overview

We were founded in 1988 and became a public company in the United States in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of information availability software solutions that enable access, sharing, replication, consolidation and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication (Replicate), change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT).

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment. Our software is commonly used for projects such as data warehousing and Big Data analytics, reporting migration and modernization, application release automation, file replication and distribution and cloud data transfer.

Through distribution, OEM agreements and strategic relationships with global-class partners such as Microsoft, Oracle, IBM, HP, EMC, AWS and CenturyLink, Inc. (Savvis), our solutions have been deployed at thousands of organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry. Our products and services are sold through direct sales and support offices in the United States, the United Kingdom, Hong Kong and Israel, as well as through distributors and local partners in several countries in Europe as well as in Japan, South Korea, Taiwan, Singapore, and South and Central America.

Executive Summary

2012 Highlights

In 2012, our total revenues were approximately $25.5 million, compared to $15.2 million in 2011. This overall 68% increase is composed of (1) a 77% increase in license revenues, from $8.1 million in 2011 to $14.4 million in 2012, and (2) a 57% increase in maintenance and service revenues, from $7.0 million in 2011 to $11.0 million in 2012. This growth was primarily due to:

•
the acquisition of RepliWeb in September 2011. RepliWeb's operating results are consolidated with our results of operations commencing September 19, 2011 and 2012 was the first full fiscal year in which RepliWeb's operations were consolidated with ours. Accordingly, RepliWeb's business contributed approximately $9.5 million to our total revenues in 2012, of which approximately $4.4 million was in license revenues and the balance of approximately $5.0 million was in maintenance and service revenues. In 2011, RepliWeb's business contributed approximately $2.8 million to our total revenues, of which approximately $1.4 million was in license revenues and the balance of approximately $1.4 million was in maintenance and service revenues; and

•
the launch and market acceptance of Attunity Replicate in the fourth quarter of 2011 with first sales starting in the second quarter of 2012, resulting also in an increase in the average size of our deals.

Our operating results improved to approximately $2.5 million of operating income in 2012 compared to $70,000 in 2011.

In 2012, we generated net income of $1.5 million, compared to a net loss of $0.8 million in 2011. The change to profitability is primarily due to our ability to increase revenues by approximately $10.4 million, while our operating expenses increased by approximately $7.9 million.

We had cash and cash equivalents of approximately $3.8 million as of December 31, 2012 compared to $1.5 million as of December 31, 2011. This increase in our cash position is mainly attributable to cash provided from operations of approximately $1.9 million and the exercise of stock options, warrants and similar rights of approximately $0.6 million. This increase was partially offset by the repayment of Convertible Notes and the loan from Plenus in the total amount of $0.25 million.

During January 2012, the holders, in the aggregate, of approximately $0.5 million of principal amount of the Convertible Notes, or approximately 67% of the then total outstanding principal amount of the Convertible Notes, converted their Convertible Notes into a total of 223,750 ordinary shares pursuant to an offer we made to all holders of the Convertible Notes, or the Prepayment Offer. In July 2012, the holders, in the aggregate, of the remaining Convertible Notes in the principal amount of approximately $0.2 million, converted their Convertible Notes into a total of 92,743 ordinary shares, such that, as of December 31, 2012, there were no Convertible Notes outstanding.

On July 25, 2012, our ordinary shares were relisted on the NASDAQ Capital Market. Trading commenced on the following day.

On September 27, 2012, we filed a shelf registration statement on Form F-3 registering for sale by us of up to $20 million of our ordinary shares, warrants, units and/or combination thereof. The shelf registration statement was declared effective by the SEC on November 14, 2012.

        Our shareholders' equity increased to $9.6 million as of December 31, 2012 compared to $5.2 million as of December 31, 2011.

2013 Outlook

We identified the following trends that may influence our market and the demand for our software solutions:

•
Continued growth of the already large open systems database, or DBMS, market, which is a target market for Attunity with our CDC and data replication software. Continued and accelerated growth of the amounts of data stored and managed by organizations;

•
Big Data, which is a relatively new target market for Attunity with our ability to enable information availability and to facilitate the replication and transfer of large amounts of structured and unstructured data to enable analytics and business intelligence, seems to continue growing rapidly, with numerous software vendors, developers and integrators looking to invest substantial resources in this market;

•	Information immediacy, or the growing need and expectation by business users to have fresh and up-to-date information;

•	Ongoing extensive growth in unstructured data and a need to deploy, migrate and integrate this data across distributed computing environments; and

•
Cloud computing, which is a relatively new target market for Attunity with our CDC and data replication software solutions, and which seems to continue growing significantly, with numerous software vendors, developers and integrators looking to invest substantial resources in this market.

In 2013, we intend to continue to invest in developing new markets, solutions and products and enhancing existing solutions and products, to support continued growth in our sales and enhancement of market acceptance for our offerings. In particular, we intend to continue to introduce and market several of our new software solutions, such as our optimized data loading solution for Amazon Redshift, expected to be released for public Beta testing during April 2013.

We may face certain challenges during 2013. Our ability to continue our growth and achieve profitability depends, in part, on the global economy and the growth rates and changes in technology trends in industries in which we operate as well as the market acceptance of our solutions. As such, our results may be adversely affected if there is a further economic slowdown, a decrease in the overall market’s IT spending, a reduction in the capital expenditures by companies in our target markets or a failure of our new products to achieve market recognition.

For additional details regarding our capital resources and contractual obligations, see Item 5.B "Operating and Financial Review and Prospects– Liquidity and Capital Resources – Principal Financing Activities," Item 5.B "Operating and Financial Review and Prospects– Liquidity and Capital Resources –Outlook" and Item 5.F "Operating and Financial Review and Prospects– Tabular Disclosure of Contractual Obligations."

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

Revenue Recognition. We generate revenues mainly from license fees and sub-license fees for the right to use our software products, maintenance, support, consulting and training services.  We sell our products primarily through our direct sales force to customers and indirectly through distributors, OEMs and VARs.  Both the customers and the distributors or resellers are considered end users.  We are also entitled to fees from some of our OEMs and VARs upon the sublicensing of our software to end users. We account for software sales in accordance with Accounting Standards Codification, or ASC, No. 985-605, "Software Revenue Recognition".

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

With regard to software arrangements involving multiple elements, we allocate revenues to the different elements in the arrangement under the “residual method," in accordance with ASC No. 985-605, when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all undelivered elements.  Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance and support) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria have been met. Any discount in the arrangement is allocated to the delivered element.

Our determination of fair value of each element in multiple-element arrangements is based on the price charged when the same element is sold separately. We have established VSOE for professional services based on the hourly or daily rates we charge when we sell such services separately.  VSOE for maintenance and support is determined based upon the price charged for renewals of such services.

Fees from OEMs or VARs are calculated either as a percentage of the revenue generated by the seller on sales of our products, or as a percentage of the OEM's or VAR's products in which our products are embedded, as specified in the applicable agreement. Those revenues are recognized on a quarterly basis in arrears based on reports received from the OEM or VAR.

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

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our share price on the date of grant as well as other assumptions, including the estimated volatility of our share price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon U.S. Treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our ordinary shares in order to estimate future share price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use the "simplified method" as adequate historical experience is not available to provide a reasonable estimate.  The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

Liabilities Presented at Fair Value. Some of our warrants (namely, the warrants issued to Plenus and the warrants issued in 2006 as part of a private placement), the conversion feature of our Convertible Notes and the Plenus Right (refer to note 9 to our consolidated financial statements) were classified as liabilities in accordance with ASC No. 815-40, "Contracts in Entity's Own Equity". Accordingly, these warrants and the conversion feature of the Convertible Notes were required to be marked to market at each reporting date. All of the above, with the exception of the Plenus Right, were either exercised or converted during 2012, and as such were marked to market only through the date of exercise or conversion, as the case may be, and were then allocated to "additional paid-in capital" in our balance sheet and are no longer presented as a liability that is marked to market.

    We estimated the fair value of these warrants and the conversion feature using a Black-Scholes-Merton valuation model. We determined the fair value of the Plenus Right taking into account data provided by a third-party valuation specialist who assisted us in estimating the probability of occurrence of events triggering the exercisability of such right and used the Cox, Ross and Rubinstein’s Binomial model for options valuation; however, we are ultimately responsible for determining the value. In both models, (1) the fair value is affected by our share price on the date of issuance as well as other assumptions, including the estimated volatility of our share price over the term of these securities, and (2) the risk-free interest rate assumption is based upon U.S. Treasury interest rates appropriate for the term of the securities. We use the historical volatility of our ordinary shares in order to estimate future share price trends and our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

Provisions for Income Taxes. We are subject to income taxes in Israel, the United States and a number of foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC No. 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax expense or benefit as the largest amount that is more than 50% likely of being realized upon settlement.

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

We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2012 and 2011 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes.

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

     Business Combinations. We account for business combinations in accordance with ASC No. 805, “Business Combinations”. ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In addition, we expense acquisition-related expenses as they are incurred. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require our management to make significant estimates and assumptions, especially with respect to intangible assets.

     Our management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and relevant market and industry data and are, inherently, uncertain. Critical estimates made in valuing certain of the intangible assets include, but are not limited to, the following: (1) future expected cash flows from license sales, maintenance agreements, customer contracts and acquired developed technologies and patents; and (2) discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

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

We review goodwill for impairment at least annually on December 31st or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We have elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of our single reporting operating unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment under the new authoritative guidance issued by the Financial Accounting Standards Board (FASB). If we determine that it is more likely than not that its fair value is less than its carrying amount, then the two-step goodwill impairment test will be performed. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step will be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. As of December 31, 2012, no impairment of goodwill has been identified.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2012, 2011 and 2010, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

	Year Ended December 31, (U.S. dollars in thousands)
	2012		2011		2010
Revenues:	100%	$25,479	100%	$15,169	100%	$10,075
Software licenses	57%	14,437	54%	8,140	46%	4,645
Maintenance and services	43%	11,042	46%	7,029	54%	5,430
Operating expenses:
Cost of software licenses	3%	719	4%	563	11%	1,119
Cost of maintenance and services	7%	1,637	6%	890	8%	832
Research and development	34%	7,748	33%	4,960	25%	2,482
Selling and marketing	43%	9,833	37%	5,581	38%	3,831
General and administrative	13%	3,024	19%	2,835	18%	1,854

Total operating expenses	90%	22,961	99%	15,099	100%	10,118

Operating income (loss)	10%	2,518	*	70	*	(43)

Financial expenses, net	5%	1,241	8%	1,284	14%	1,388
Income / (loss) before tax on income	5%	1,277	(8)%	(1,214)	(14)%	(1,431)
Taxes on income (benefit)	( *)	(209)	(3)%	(399)	*	74

Net income (loss)	6%	$1,486	(5)%	$(815)	(15)%	$(1,505)

                * Less than 1%

Comparison of Years Ended December 31, 2012, 2011 and 2010

Revenues. Our revenues are derived primarily from software licenses, maintenance and services. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies -  Revenue Recognition” above.

The following table provides a breakdown of our revenues by type of revenues and relative percentages out of total revenues during the last three fiscal years (dollars in thousands):

	2012		2011		2010		% Change 2012 vs. 2011	% Change 2011 vs. 2010
Software licenses	$14,437	57%	$8,140	54%	$4,645	46%	77%	75%
Maintenance and services	11,042	43%	7,029	46%	5,430	54%	57%	29%
Total	$25,479	100%	$15,169	100%	10,075	100%	68%	51%

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues) and relative percentages out of total revenues during the last three fiscal years (dollars in thousands(:

	2012		_2011		2010		% Change 2012 vs. 2011	% Change 2011 vs. 2010
Israel	$2,234	8.8%	$948	6.2%	$857	8.5%	135%	10%
United States	16,568	65%	10,729	70.7%	6,051	60.1%	54%	77%
Europe	3,646	14.3%	2,191	14.4%	1,693	16.8%	66%	29%
Far East	1,478	5.8%	869	5.7%	968	9.6%	70%	(11)%
Other	1,553	6.1%	432	2.8%	506	5.0%	259%	(5)%
Total	$25,479	100%	$15,169	100%	$10,075	100%	68%	50%

In 2012, our total revenues were approximately $25.5 million, compared to $15.2 million in 2011. This overall 68% increase is composed of (1) a 77% increase in license revenues, from $8.1 million in 2011 to $14.4 million in 2012, and (2) a 57% increase in maintenance and service revenues, from $7.0 million in 2011 to $11.0 million in 2012. This growth was primarily due to:

•
the acquisition of RepliWeb in September 2011. RepliWeb's operating results are consolidated with our results of operations commencing September 19, 2011 and 2012 was the first full fiscal year in which RepliWeb's operations were consolidated with ours. Accordingly, RepliWeb's business contributed approximately $9.5 million to our total revenues in 2012, of which approximately $4.4 million was in license revenues and the balance of approximately $5.0 million was in maintenance and service revenues. In 2011, RepliWeb's business contributed approximately $2.8 million to our total revenues, of which approximately $1.4 million was in license revenues and the balance of approximately $1.4 million was in maintenance and service revenues; and

•
the launch and market acceptance of Attunity Replicate in the fourth quarter of 2011 with first sales starting in the second quarter of 2012, resulting also in an increase in the average size of our deals.

The 77% growth in license revenues was primarily due to the same aforesaid factors. Similarly, while our revenues increased primarily in the United States, where revenues increased by approximately $5.9 million to $16.6 million in 2012 from $10.7 million in 2011, the growth in our revenues is primarily related to the aforesaid factors, rather than a specific demand for our products in any region. The $4.0 million increase in maintenance and service revenues in 2012 compared to 2011, reflecting a 57% growth, was primarily due to the acquisition of RepliWeb that contributed approximately $5.0 million to our maintenance and service revenues in 2012 compared to $1.4 million in 2011.

In 2011, total revenues increased by approximately 51% to $15.2 million from $10.1 million in 2010. This increase was primarily attributable to the 75% increase in license revenues and a 29% increase in maintenance and services revenues.  The 75% growth in license revenues between 2010 and 2011 was primarily due to the acquisition of RepliWeb that contributed approximately $1.4 million to our license revenues in 2011; an increase in revenues from our OEM channels and in our direct sales in the United States, partially offset by a decrease in our direct sales in Europe and the Far East; and the launch and market acceptance of our replication products The $1.6 million increase in maintenance and service revenues in 2011 compared to 2010, reflecting a 29% growth, was primarily due to the acquisition of RepliWeb that contributed approximately $1.4 million to our maintenance and service revenues in 2011.

Cost of Revenues.  Cost of software license revenues consists of amortization of core technology acquired and royalties to a third party. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead.

The following table sets forth a breakdown of our cost of revenues between license and maintenance and services for the last three fiscal years (dollars in thousands):

	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Cost of software licenses	$719	$563	$1,119	27.7%	(49.7)%
Cost of maintenance and services	1,637	890	832	83.9%	7.0%
Total	$2,356	$1,453	1,951	62.1%	(25.5)%

Our cost of revenues increased to approximately $2.4 million in 2012 from approximately $1.5 million in 2011. This increase is due mainly to (1) $0.4 million in additional support personnel related costs that were incurred in connection with the acquisition of RepliWeb, (2) an increase in amortization of intangible assets of approximately $0.2 million associated with the acquisition of RepliWeb, and (3) an increase in commissions and benefits as associated with the increase in license revenues of approximately $0.3 million.

Our cost of revenues decreased to approximately $1.5 million in 2011 from approximately $2.0 million in 2010. This decrease is due to the decrease in the cost of software licenses, which is mainly due to the decrease in amortization of capitalized software from $1.1 million in 2010 to $0.3 million in 2011, partially offset by an increase in amortization of intangibles of approximately $0.2 million associated with the acquisition of RepliWeb in September 2011 and by an increase of royalties paid to a third party of approximately $0.1 million. Cost of maintenance and services in 2011 remained at substantially the same level as in 2010 despite the 29% increase in maintenance and services revenues.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the last three fiscal years (dollars in thousands(:

	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Research and development	$7,748	$4,960	$2,482	56.2%	99.8
Selling and marketing	9,833	5,851	3,831	68.1%	52.7%
General and administrative	3,024	2,835	1,854	6.7%	52.9%
Total	20,605	$13,646	$8,167	51%	67.1%

Research and Development.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs.

Total R&D costs increased by approximately 56% from $5.0 million in 2011 to $7.7 million in 2012. The increase is attributed mainly to additional costs of approximately $3.2 million associated with the consolidation of RepliWeb’s operating results, including as related to the increase in the number of our R&D employees as a result of the acquisition. This increase was partially offset by a reduction in the number of R&D employees and a strengthening of the average exchange rate of the dollar against the NIS, which decreased the dollar value of Israeli, including R&D, expenses.

Total R&D costs increased by approximately 100% from $2.5 million in 2010 to $5.0 million in 2011. The increase is attributed mainly to additional costs associated with the acquisition of RepliWeb of approximately $1.4 million (including costs of RepliWeb’s R&D employees) and costs of approximately $0.6 million associated with additional compensation costs, including hiring of additional R&D employees, during 2011.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs.

Selling and marketing expenses increased by approximately 68% to $9.8 million in 2012 from $5.9 million in 2011. This increase is primarily due to an increase in sales commissions of approximately $1.6 million as a result of the corresponding increase in revenues, approximately $1.5 million related to additional costs related to the acquisition of RepliWeb, and approximately $0.9 million associated with the expansion of our marketing activities, including recruitment of additional personnel and travel expenses.

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

General and Administrative.  General and administrative expenses consist primarily of compensation costs for finance, general management and administration personnel, and legal, audit, and other administrative costs.

General and administrative expenses increased by approximately 7% to $3.0 million in 2012 from $2.8 million in 2011.  The increase is primarily attributable to the consolidation of RepliWeb’s operating results.

General and administrative expenses increased by approximately 53% to $2.8 million in 2011 from $1.9 million in 2010.  The increase is primarily attributable to the costs, including transaction expenses, associated with the acquisition of RepliWeb of approximately $0.5 million, general and administrative expenses associated with RepliWeb's own operations for the period commencing September 19, 2011, and an increase in legal and travel expenses due to an increase in sales and expansion of corporate activities.

Operating Income (Loss).  Based on the foregoing, our operating income improved from $70,000 in 2011 to approximately $2.5 million in 2012. In 2010, we had an operating loss of $43,000.

 Financial Expenses, Net.   In 2012, we had net financial expenses of $1.2 million compared to $1.3 million in 2011. This decrease is attributed mainly to the conversion and the repayment of the Convertible Notes and loan from Plenus during the first half of 2012, resulting in lower interest and inducement expenses. This decrease was offset by the financial expenses associated with the accretion of the $2.0 million contingent payment due in connection with the RepliWeb acquisition and with revaluation of the Plenus Right.

In 2012, approximately $0.7 million of financial expenses was attributed to the increase in the valuation of certain outstanding warrants and the conversion features of the Convertible Notes, as well as an increase in the valuation of the Plenus Right, compared to approximately $0.6 million for the same items in 2011. In general, for as long as these securities contained antidilution and price protection features, any change in our share price would lead to recognition of financial income (in the event of decrease of our share price) or financial expense (in the event of increase of our share price) in accordance with ASC No. 815-40, which could have an impact on our results of operations. During 2011, we were able to secure waivers from the price protection provisions from the holders of most of the warrants and Convertible Notes, which waivers partially mitigated the aforesaid impact of fluctuations in our share price over our financial income or expense starting with the first quarter of 2011. During 2012, we were able to secure waivers from the price protection provisions from the remaining holders of these securities. See also notes 2t and 15 to our consolidated financial statements included elsewhere in this annual report.

In 2010, we had net financial expenses of $1.4 million, attributable mainly to the valuation of warrants and conversion features of convertible debt, in the amount of $1.0 million.

Taxes on Income. The corporate tax rate in Israel, effective as of January 1, 2012, is 25%, compared with 24% in 2011 and 25% in 2010.

Income tax benefit for 2012 was ($209,000) compared to ($399,000) in 2011. The decrease in the tax benefit is mainly due to the increase in the taxable income.

Income taxes for 2011 were ($399,000) compared to $74,000 in 2010. The decrease is attributed mainly to a tax benefit resulting from a deferred tax asset of approximately $0.6 million recognized as a result of the acquisition of RepliWeb, and by the amortization of tax liability of approximately $0.2 million associated with the acquisition, partially offset by an increase in tax withheld on certain export sales.

Impact of Currency Fluctuations and of Inflation

Our financial results may be negatively impacted by foreign currency fluctuations and inflation.

Except as set forth below, foreign currency fluctuations and the rate of inflation did not have a material impact on our financial results in the past three years.

In 2012, the revaluation of the dollar in relation to the NIS decreased the dollar reporting value of our operating expenses by approximately $0.85 million for that year. We have engaged in a currency hedging transaction intended to reduce the effect of fluctuations in currency exchange rates on our financial statements and we may enter into similar transactions in the future. As of December 31, 2012, we had outstanding currency options in the total amount of approximately $0.5 million.  These options expire in various dates until June 2013. We cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

For additional details, see Item 11 "Qualitative and Quantitative Disclosures about Market Risk" below.

B.     Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated by operations, equity investments in private placements, short-term loans and, until mid 2012, borrowings under loans from Plenus and the Convertible Notes.

Principal Financing Activities

In the past year, we have engaged in several financing activities designed to improve our cash position, including restructuring of our borrowings, as follows:

Credit Line. In August 2012, we secured a short-term line of credit of approximately $1.0 million from an Israeli bank. Draws under the credit line bear interest, most of which at the bank’s cost of funds plus a margin of 3.0%. As of December 31, 2012, we have drawn approximately $0.75 million under the credit line to support our currency hedging activities and the bank guarantees we granted in connection with our Israeli office lease. The credit line is scheduled to expire in April 2014.

In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on certain other immaterial assets (namely, rights for unpaid shares, securities and other deposits deposited with the bank from time to time, and rights for property insurance).  We refer to the agreement relating to such charges as the Pledge. The Pledge contains a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on distribution of dividends, and (2) the ability of the bank to accelerate repayment in certain events, such as breach of covenants, liquidation, and a change of control of our Company. In addition, we have committed to the bank that, for as long as the credit line is available to us, we will maintain a financial ratio to the effect that the sum of our accounts receivables and cash, as measured in each quarter, will exceed 150% of the amount outstanding under the credit facility. Such provisions may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

Convertible Notes. Between December 31, 2011 and January 31, 2012, the holders, in the aggregate, of approximately $1.2 million of principal amount of the Convertible Notes, or approximately 76% of the then total outstanding principal amount of the Notes, including Shimon Alon, our Chairman and CEO, and Ron Zuckerman, a member of our Board of Directors, converted their Convertible Notes into a total of approximately 0.6 million ordinary shares pursuant to an offer we made to all holders of the Convertible Notes, or the Prepayment Offer, the key terms of which were as follows:

•
the conversion ratio of that portion of the Notes being converted was increased, reflecting a reduction of the conversion price of the Notes from $2.48 to a conversion price of $2.00 (or $2.13, depending on the share price at the time of the conversion) per share; and

•
each Note holder was entitled to payment, in cash or in additional ordinary shares (based on the new conversion ratio), of the interest payment due in 2012 (in a total amount of approximately $0.1 million for all Notes) plus accrued and unpaid interest for 2011 (in a total amount of approximately $0.2 million for all Notes).

The Prepayment Offer expired on January 31, 2012. On July 29, 2012, the holders, in the aggregate, of the remaining Convertible Notes in the principal amount of approximately $0.2 million, converted their Convertible Notes into a total of 92,743 ordinary shares at a conversion price per share of $2.48.  For additional details, see Item 10.C “Material Contracts –Convertible Notes.”

Working Capital and Cash Flows

As of December 31, 2012, we had $3.8 million in cash, cash equivalents and restricted cash, compared to $1.5 million in cash, cash equivalents and restricted cash as of December 31, 2011.

As of December 31, 2012, the entire principal amount outstanding (including interest accrued thereon) under the Convertible Notes and the Plenus Loan was fully repaid, compared to a balance of $0.8 million and $0.1 million, respectively, as of December 31, 2011. As such, as of December 31, 2012, we did not have any third-party debt other than the short-term credit line described above.

As of December 31, 2012, we had a deficit of $3.0 million in working capital, compared to a deficit of $6.9 million as of December 31, 2011.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands):

	2012	2011	2010
Net cash provided by (used in) operating activities	$1,942	$4,249	$456
Net cash provided by (used in) investing activities	54	(2,685)	(58)
Net cash provided by (used in) financing activities	363	(947)	(973)

Net cash provided by operating activities was $1.9 million in 2012, compared to $4.3 million in 2011. The decrease is primarily due to the payment in the aggregate amount of $3.9 million we received from Microsoft during 2011.

Net cash provided by investing activities was $54,000 in 2012, compared to $2.7 million used in 2011. The change is mainly attributable to $2.4 million of cash used in 2011 in connection with the acquisition of RepliWeb during that year.

Net cash provided by financing activities in 2012 was $0.4 million. Net cash used in financing activities in 2011 was $1.0 million. This change is attributable mainly to repayments of loans of $0.3 million in 2012, compared to $1.3 million in 2011, and to proceeds we received from exercises of warrants and stock options in the aggregate amount of approximately $0.6 million in 2012, compared to $0.3 million in 2011.

Principal Capital Expenditure and Divestitures

During 2012, our capital expenditures totaled approximately $308,000 (compared to $161,000 during 2011 and $58,000 during 2010), most of which was used for the purchase of computers and license of software.  Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. We did not effect any principal divestitures in the past three years.

Outlook

In the past several years, we performed several restructuring and financing activities in order to improve our financial condition. These activities, which included the aforesaid Prepayment Offer, resulted in a reduction of our outstanding debt from approximately $4.0 million in 2007 to zero in 2012, excluding the short-term credit line of up to $1.0 million. Currently, our principal commitments consist of liability for the payment obligation due to RepliWeb former shareholders in the amount of $2.0 million (presented in the consolidated financial statements at present value of approximately $1.9 million), expected to be paid in April 2013 by using our internal cash resources.

In light of the aforesaid, as well as other factors, including our ability to generate cash, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next 12 months. See also Item 5.F "Tabular Disclosure of Contractual Obligations."

C.     Research and Development, Patents and Licenses

The software industry is characterized by rapid product changes resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation.  We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases.  Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2012, we employed 59 persons in research and development.

We have committed substantial financial resources to our research and development efforts. During 2012, 2011 and 2010, our research and development expenditures were $7.7 million, $5.0 million and $2.5 million, respectively.

As described in Item 4.B “Information on the Company - Business Overview - Government Regulations,” we participated in the past in programs sponsored by the Office of the Chief Scientist.

D.     Trend Information

See Item 5.A “Operating Results – Executive Summary.”

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

F.     Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2012:

Contractual Obligations	Payments due by Period (U.S. dollars in thousands)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Severance pay obligation (*)	1,109	--	--	--	--
Operating lease obligations (**)	3,650	931	1,479	1,144	95
RepliWeb payment obligation (***)	1,934	1,934	--	--	--
Total (****)	$6,693	$2,865	$1,479	1,144	95

(*) Severance payments of $3,989 are payable only upon termination, retirement or death of the respective employee. Of this amount, $1,109 is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(r) to our Consolidated Financial Statements.

(**) Includes rent expense of approximately $3,193 related to our leased facilities for the next five years.

(***) Represents the present value of a contingent payment of $2,000 payable in April 2013 to former RepliWeb shareholders.

(****) Excludes (1) $201 for an accrual for uncertain income tax position under ASC No. 740 “Income Taxes,” which is paid upon settlement because we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 2(j) of our consolidated financial statements included elsewhere in this annual report, and (2) $730 for liabilities presented at fair value associated with the Plenus Right because we are unable to reasonably estimate the ultimate amount of, or timing of payment for, such Plenus Right. See Note 9 of our consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following lists the name, age, principal position and a biographical description of each of our directors and senior management.

Name	Age	Director Since	Position with the Company
Shimon Alon	63	2004	Chairman of the Board of Directors and Chief Executive Officer
Dror Harel-Elkayam	45	- -	Chief Financial Officer and Secretary
Erez Zeevi	47	- -	Vice President, Research and Development and Worldwide Support
Dov Biran	60	2003	Director
Dan Falk (1) (2)	68	2002	Director
Tali Alush-Aben (1) (2)	48	2008	Outside Director
Ron Zuckerman	55	2004	Director
Gil Weiser (1) (2)	71	2010	Outside Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

Shimon Alon was appointed Chairman of our Board of Directors in April 2004 and was appointed our Chief Executive Officer in June 2008.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Dror Harel-Elkayam was appointed Chief Financial Officer in October 2010. Prior to that, he served as our Vice President - Finance and Secretary since October 2004.  From August 1997 until June 2003, he served as the Director of Finance and Corporate Secretary of Precise. Since the acquisition of Precise by Veritas in June 2003 and until September 2004, he served as a Director of Finance of Precise. Mr. Harel-Elkayam holds a B.A. degree in economics and accounting from the Hebrew University, Jerusalem. He is also a certificated public accountant in Israel.

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

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Measuring Systems Ltd., Amiad Water Systems Ltd., and the Chairman of the Board of Directors of Orad Hi-Tech Systems Ltd. He holds a B.A degree in economics and political science and an M.B.A. degree, both from the Hebrew University, Jerusalem.

Tali Alush-Aben has been an outside director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, with recent activities in Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben is also a member of the board of directors of Vizrt Ltd. and Alvarion Ltd. She holds a B.Sc. degree in mathematics and computer science and an M.B.A. degree, both from Tel-Aviv University.

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

Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members.  Our Board of Directors is currently composed of six directors (including two outside directors).  Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us. In accordance with the Companies Law, the concurrent office of Mr. Alon as both our Chairman and Chief Executive Officer for a term of three years was approved by our shareholders in December 2011.

Messrs. Alon, Biran, Falk and Zuckerman will serve as directors until our annual general meeting of shareholders in 2013. Ms. Alush-Aben was elected as an outside director in December 2011 for a three-year term, until our 2014 annual general meeting of shareholders. Mr. Weiser was elected as an outside director in December 2010 for a three-year term, until our annual general meeting of shareholders in 2013.

  We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

General

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2011 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2011	$828,000	$104,000
2012 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2012	$948,000	$106,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

In accordance with the approval of our shareholders in December 2012, our non-employee directors, including outside directors, receive an annual fee of $9,000 and an attendance fee of NIS 1,650 (equivalent to approximately $450) per meeting attended, linked to the Israeli Consumer Price Index, or CPI.

In November 2011, our Audit Committee and Board of Directors adopted a revised stock option policy for non-employee directors, which policy was subsequently approved by our shareholders. According to the stock option policy, each of our non-employee directors who may serve from time to time, including our outside directors, will be granted options, as follows:

•	a grant of options under our stock option plans to purchase 20,000 ordinary shares, which vest in three equal installments over three years;

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

All of the options granted to the directors are made pursuant to one of our equity incentive plans and expire six years after the grant date.

In 2012, our directors and executive officers were granted options exercisable into 37,500 ordinary shares, all at an exercise price of $2.96 per share. Such options will expire in 2018.

Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors.

Our Chief Executive Officer

Mr. Shimon Alon began serving as a director of our Company in April 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to serve as our Chief Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Pursuant to his employment agreement, as amended, we provide Mr. Alon the following payments and benefits:

•	A gross monthly salary (denominated in NIS) of the NIS equivalent of $26,860 during the term of his employment;

•	A company car and all related expenses, except related taxes;

•
Company contributions for the benefit of Mr. Alon to (1) our Managers Insurance Policy in the amount of 18.33% of Mr. Alon’s gross salary (a portion of which is for severance pay, to which Mr. Alon would be entitled), and (2) our Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary;

•
Options to purchase 240,000 ordinary shares at an exercise price equal to $1.20 per share. In December 2009, we granted Mr. Alon options to purchase 62,500 additional ordinary shares, at an exercise price equal to $1.00 per share. In December 2010, we granted Mr. Alon additional options to purchase 25,000 ordinary shares, at an exercise price equal to $2.80 per share. In December 2011, we granted Mr. Alon additional options to purchase 50,000 ordinary shares, at an exercise price equal to $2.84 per share. All such options are subject to the terms of our 2003 Israeli Stock Option Plan and vest as follows: (1) the initial grant of 240,000 options - one third of the options vest at the end of each of the three years following the commencement of Mr. Alon’s employment (all of which are currently vested); and (2) with respect to the additional grants, one third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events. All options expire six years after the date of grant. All exercise prices reflect the market price of our shares on the applicable date of grant;

•
An annual bonus (denominated in NIS) that, starting 2013, will not exceed the NIS equivalent of $214,880 gross. The bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain milestones that will be set by our compensation committee and Board of Directors;

•	Up to 22 days paid vacation per year;

•	10 days recreation payment a year in an amount normally paid by our Company; and

•
In the event of termination of Mr. Alon’s employment for any reason (other than (1) by the company under circumstances that he is not entitled to severance pay under Israeli law, (2) by resignation at any time without the required prior notice, or (3) by resignation within 36 months of his employment with our Company, regardless of prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period).  During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under his employment agreement and he will be entitled to exercise any vested options; however, his options will cease to vest.  The employee-employer relationship will not terminate until the end of the adjustment period.  Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

Mr. Alon’s employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

Change of Control Arrangements

All of our executive officers as well as certain additional key employees are entitled to (1) accelerated vesting of the ordinary shares subject to outstanding options granted to them in connection with a change in control of the Company and (2) an extended period of six months of termination notice in connection with a termination of employment within one year following a change in control of the Company.

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

Election of Directors; Board Meetings

Pursuant to our articles of association, all of our directors are elected at annual meetings of our shareholders. Except for our outside directors (as described below), our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Pursuant to applicable NASDAQ rules, director nominees are recommended for the board of directors' selection by a majority of our "independent directors" within the meaning of the NASDAQ Listing Rule 5605(a)(2).

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

The initial term of an outside director is three years and he or she may be reelected for up to two additional three-year terms. Thereafter, in a company whose shares are listed for trading on, among others, the NASDAQ Capital Market, such as Attunity, he or she may be reelected by our shareholders for additional periods of up to three years each, if our audit committee and the Board of Directors confirm that, in light of the outside director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an outside director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

Independent Directors

Under the NASDAQ rules, a majority of our board of directors must qualify as independent directors within the meaning of NASDAQ Listing Rule 5605(a)(2). Our board of directors has determined that all of our directors, except for Mr. Alon, our Chairman of the Board of Directors and Chief Executive Officer, would qualify as “independent directors” within the meaning of such rule.

Committees of the Board of Directors

Subject to the provisions of the Israeli Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board of directors currently operates an audit committee and a compensation committee.

Audit Committee

Pursuant to applicable SEC and NASDAQ rules, we are required to have an audit committee of at least three members, each of whom must satisfy the independence requirements of the SEC and NASDAQ.  In addition, pursuant to NASDAQ rules, all of the members of the audit committee must be financially literate and at least one member must possess accounting or related financial management expertise.  The audit committee must also have a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.

Under the Companies Law, our board of directors is required to appoint an audit committee, which must be comprised of at least three directors, include all of the outside directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman is required to be an outside director. The duties of the audit committee under the Companies Law include, among others, examining flaws in the business management of the company and suggesting remedial measures to the board, assessing the company's internal audit system and the performance of its internal auditor, and, as more fully described under Item 10.B. below, approval of certain interested party transactions.

Our audit committee adopted a written charter specifying the committee's duties and responsibilities, which include, among other things, assisting our board of directors in overseeing the accounting and financial reporting processes of our Company and audits of our financial statements, including the integrity of our financial statements; compliance with legal and regulatory requirements; our independent public accountants’ appointment, qualifications and independence; the performance of our internal audit function and independent public accountants; finding any defects in the business management of our Company for which purpose the audit committee may consult with our independent auditors and internal auditor and proposing to the board of directors ways to correct such defects; approving related-party transactions; and such other duties as may be directed by our board of directors or required by applicable law. In addition, our audit committee functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, the audit committee is also responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

Our audit committee is currently composed of Mr. Weiser, the chairman of our audit committee, Ms. Alush-Aben and Mr. Falk, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for audit committee members.

Our audit committee meets at least once each quarter, with additional special meetings scheduled when required.

Compensation Committee

Pursuant to currently applicable NASDAQ rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by either a compensation committee comprised solely of independent directors or a majority of the independent directors. Recent amendments to NASDAQ rules will require us, among others, to have a compensation committee with a written charter by July 2013.

Under a recent amendment to the Companies Law, our board of directors is required to appoint a compensation committee, which must be comprised of at least three directors, include all of the outside directors, its other members must satisfy certain independence standards under the Companies Law, and the chairman is required to be an outside director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; to review, from time to time, modifications to the compensation policy and examine its implementation; to approve the actual compensation terms of office holders prior to approval thereof by the board of directors; and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval.

Our compensation committee, established in December 2012, also oversees the administration of our equity based plans.

Our compensation committee is currently composed of Ms. Alush-Aben, the chairman of our compensation committee, Mr. Weiser and Mr. Falk, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for compensation committee members.

Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

Internal Audit

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee.  The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm.  The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Eyal Weitzman of EWC Audit Ltd., an Israeli accounting firm, serves as our internal auditor.

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

Approval of Office Holder Compensation. A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company, such as Attunity, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. We also currently maintain directors and officers liability insurance with an aggregate coverage limit of $15 million, including legal costs incurred.

D.    Employees

The following table details certain data on the workforce of Attunity and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2012	2011	2010
Numbers of employees by geographic location
United States	26	27	11
Israel	76	79	28
Europe	6	5	3
Other	6	7	7
Total workforce	114	118	49
Numbers of employees by category of activity
Research and development	59	66	19
Sales and marketing	33	29	17
Product and customer support	11	14	7
Management and administrative	11	9	6
Total workforce	114	118	49

The overall decrease in our workforce, from 118 employees in 2011 to 114 employees in 2012, is primarily due to a decrease in the number of R&D personnel as a result of synergies related to the acquisition of RepliWeb in September 2011. The overall increase in our workforce, from 49 employees in 2010 to 114 employees in 2012, is primarily due to the acquisition of RepliWeb in September 2011.

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

Our employees are not represented by labor unions.  Nevertheless, with respect to our employees in Israel, who constitute a majority of our workforce, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) may be applicable to our employees by virtue of an order of the Israeli Ministry of Labor.  These provisions concern mainly the length of the workday, minimum daily wages, insurance for work-related accidents, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.  In 2012, payments to the National Insurance Institute amounted to approximately 17.9% of wages, of which approximately two thirds was contributed by employees with the balance contributed by the employer.

E.     Share Ownership

Beneficial Ownership of Executive Officers and Directors

See the table in Item 7.A “Major Shareholders and Related Party Transactions – Major Shareholders” below, which is incorporated herein by reference.

Equity Incentive Plans

Our Option Plans

In 2001, we adopted our 2001 Employee Stock Option Plan, or the "2001 Plan", under which stock options could be granted to employees, officers, directors and consultants of our Company and its subsidiaries.  The 2001 Plan does not have a specific expiration date, although our Board of Directors may terminate it in its discretion.

In 2003, we adopted the 2003 Israeli Stock Option Plan, or the "2003 Plan", under which stock options may be granted to employees employed by us or by our affiliates, to permit our Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2003 Plan has a term of ten years and will terminate in December 2013.

In 2012, we adopted the 2012 Stock Incentive Plan, or the "2012 Plan", under which stock options as well as other equity-based awards, including restricted stock units and performance units, may be granted to employees employed by us or by our affiliates. The 2012 Plan has a term of ten years and will terminate in December 2022.

All of these plans, to which we refer as the Option Plans, are administered by our compensation committee. Subject to the Option Plans and applicable law, our compensation committee has the authority to make all determinations deemed necessary or advisable for the administration of such plans, including to whom equity awards may be granted, the time and the extent to which these awards may be exercised, the exercise or purchase price of shares covered by each option or other award, the type of awards and how to interpret such plans. Among others, the compensation committee has the authority to provide for, or, where applicable, recommend for approval by the board of directors, accelerated vesting of the ordinary shares subject to outstanding options. See also in Item 6.B above under “Change of Control Arrangements.”

                The number of shares reserved for issuance under all of the Option Plans is currently 2,450,625 ordinary shares. Any options or similar awards which are canceled or forfeited before expiration become available for future grants. As of March 1, 2013, 309,848 ordinary shares remain available for grant of awards under the Option Plans.

Grants in 2012

In 2012, we granted options exercisable into 207,625 ordinary shares under the Option Plans.

Total Outstanding Options

The following table sets forth, as of December 31, 2012, the number of options outstanding under our Option Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options	Range of exercise price	Weighted average remaining contractual life (in years)

204,625	$0.32-$0.56	2.09
302,500	$1.00-$1.20	1.43
169,354	$1.48-$1.52	3.07
113,499	$1.96-$2.32	1.19
201,460	$2.60-$2.76	4.71
567,244	$2.80-$3.44	4.47
76,250	$7.68-$8.76	1.25
35,000	$9.68--$9.84	1.7

Total: 1,669,932(*)		2.47

(*) Includes 1,142,190 options that are vested and exercisable as of December 31, 2012.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, to our knowledge, as of March 1, 2013 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,568,994	(3)	13.49%
Ron Zuckerman	810,060	(4)(5)	7.32%
Directors and Officers as a group (consisting of 8 persons)*	2,665,229	(6)	22.27%

*	Except for Messrs. Alon and Zuckerman, all of our directors and executive officers beneficially own less than 1% of our outstanding shares.

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

(2)	The percentages shown are based on 10,987,363 shares issued and outstanding as of March 1, 2013. This figure of outstanding ordinary shares outstanding does not include:

•
employee stock options to purchase an aggregate of 1,681,546 ordinary shares at a weighted average exercise price of approximately $2.51 per share, with the latest expiration date of these options being January 27, 2019 (of which, options to purchase 1,220,569 of our ordinary shares were exercisable as of March 1, 2013); and

•
outstanding warrants to purchase an aggregate of 579,748 ordinary shares at an exercise price of $0.48 per share, of which warrants to purchase 500,938 ordinary shares expire on December 31, 2013 and the balance expire between December 30, 2014 and July 29, 2015.

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 921,812 ordinary shares; (ii) 27,600 ordinary shares issuable upon exercise of warrants that expire on December 31, 2013, exercisable at an exercise price of $0.48 per ordinary share; (iii) 250,297 ordinary shares issuable upon exercise of warrants that expire on December 31, 2013, exercisable at an exercise price of $0.48 per ordinary share; (iv) 19,703 ordinary shares issuable upon exercise of warrants that expire on December 30, 2014 at an exercise price of $0.48 per ordinary share; and (v) 349,582 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.00 to $9.68 per ordinary share. These options expire between December 31, 2013 and December 22, 2017.

(4)
Mr. Zuckerman is a member of our Board. Includes (i) 733,591 ordinary shares; (ii) 27,600 ordinary shares issuable upon exercise of warrants that expire on December 31, 2013, exercisable at an exercise price of $0.48 per ordinary share; (iii) 19,703 ordinary shares issuable upon exercise of warrants that expire on December 31, 2014 at an exercise price of $0.48 per ordinary share; and (v) 29,166 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.32 to $9.68 per ordinary share. These options expire between December 31, 2013 and December 22, 2017. See also footnote 5 below.

(5)
Based on an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012 (the "Schedule 13D"), Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 420,724 ordinary shares, which represent approximately 3.78% of our outstanding ordinary shares. Such figure includes (i) 280,483 ordinary shares and (ii) 140,241 ordinary shares issuable upon exercise of warrants that expire on December 31, 2013, exercisable at an exercise price of $0.48 per ordinary share, or, together, the Bonale Shares. According to the Schedule 13D, Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Includes (i) 1,686,124 ordinary shares; (ii) 55,200 ordinary shares issuable upon exercise of warrants that expire on December 31, 2013, exercisable at an exercise price of $0.48 per ordinary share; (iii) 250,297 ordinary shares issuable upon exercise of warrants that expire on December 31, 2013, exercisable at an exercise price of $0.48 per ordinary share; (iv) 39,406 ordinary shares issuable upon exercise of warrants that expire on December 31, 2014, at an exercise price of $0.48 per ordinary share; and (v) 634,202 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.32 to $9.68 per ordinary share. These options expire between December 31, 2013 and January 23, 2018.

Significant Changes in the Ownership of Major Shareholders

In September 2011, as a result of the acquisition of RepliWeb, and in accordance with the anti-dilution provisions of the Convertible Notes, their conversion price was adjusted to $2.48 per share (rather than $5.00 per share), such that the Convertible Notes owned by Messrs. Alon and Zuckerman became convertible into an aggregate of 296,774 ordinary shares (rather than 147,200 ordinary shares). In addition, on December 31, 2011, Messrs. Alon and Zuckerman agreed to immediately convert all of their Convertible Notes into ordinary shares pursuant to the terms of the Prepayment Offer described in Item 5.B "Liquidity and Capital Resources - Principal Financing Activities". The following table sets forth the beneficial ownership of Mr. Alon and Mr. Zuckerman on September 1, 2011, before the adjustment to the conversion price of the Convertible Notes, and as of March 1, 2013:

	Beneficial Ownership (September 1, 2011)*	Beneficial Ownership (March 1, 2013)**
Shimon Alon	15.43%	13.49%
Ron Zuckerman	7.99%	7.32%

* The percentages shown are based on 8,329,720 shares issued and outstanding as of September 1, 2011.

** The percentages shown are based on 10,987,363 shares issued and outstanding as of March 1, 2013.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2013, there were 42 holders of record of our ordinary shares, of which 11 record holders, holding approximately 84.7% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 76.0% of our outstanding ordinary shares as of said date).

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

Export Sales

In the year ended December 31, 2012 the amount of our export sales (i.e., sales outside Israel) was approximately $24.0 million, which represents 94.3% of our total sales.

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

B.     Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2012.

ITEM 9.	THE OFFER AND LISTING

A.     Offer and Listing Details

Annual Share Price Information

The following table sets forth, for each of the years indicated, the range of high and low sale prices of our ordinary shares on the NASDAQ Capital Market (through February 22, 2008), and, starting February 26, 2008, on the OTCBB (through July 25, 2012), and, starting July 26, 2012, on the NASDAQ Capital Market:

Year	High	Low
2008	$2.40	$0.32
2009	$1.40	$0.36
2010	$2.92	$1.04
2011	$3.56	$1.56
2012	$9.75	$2.36

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the OTCBB (through July 25, 2012), and, starting July 26, 2012, on the NASDAQ Capital Market:

	High	Low
2011
First Quarter	$3.56	$2.24
Second Quarter	$2.80	$1.76
Third Quarter	$2.80	$1.56
Fourth Quarter	$3.12	$1.92
2012
First Quarter	$4.00	$2.36
Second Quarter	$6.60	$2.92
Third Quarter	$9.75	$5.08
Fourth Quarter	$8.25	$6.00

Monthly Share Price Information

The following table sets forth, for each of the most recent last six months, the range of high and low sale prices, as applicable, of our ordinary shares on the NASDAQ Capital Market:

Month	High	Low
September 2012	$8.29	$7.00
October 2012	$8.25	$7.29
November 2012	$8.20	$6.54
December 2012	$7.34	$6.00
January 2013	$8.25	$7.00
February 2013	$7.85	$7.03
March 2013 (through March 28, 2013)	$7.34	$6.65

On March 28, 2013, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $6.78 per share.

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the NASDAQ Capital Market from August 16, 2007 through February 22, 2008.  From February 26, 2008 through July 25, 2012, our ordinary shares were quoted on the OTCBB.  Effective July 26, 2012, our ordinary shares were relisted on the NASDAQ Capital Market under the symbol ATTU.

D.    Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expense of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Set out below is a description of certain provisions of our memorandum of association and articles of association and of the Israeli Companies Law (as currently in effect) related to such provisions, unless otherwise specified. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum and articles, which are incorporated by reference as exhibits to this “annual report, and to Israeli law.

Purposes and Objects of the Company

We are a public company registered under the Israeli Companies Law as Attunity Ltd, registration number 52-003801-9.  Pursuant to our memorandum and articles of association, our objectives are to carry on any lawful activity.

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, a director generally cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested.  In addition, our directors generally cannot vote compensation to themselves or any members of their body without the approval of our compensation committee and our shareholders at a general meeting.  See Item 6.C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our Company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 32,500,000 ordinary shares of a nominal value of NIS 0.4 each.  The shares do not entitle their holders to preemptive rights.

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

Liability to capital calls by the Company.  Under our memorandum and articles of association as well as the Israeli Companies Law, the liability of our shareholders is limited to the unpaid amount of the par value of the shares held by them.

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

The Companies Law generally allows shareholders (1) who hold at least 1% of the outstanding shares of a public company to submit a proposal for inclusion on the agenda of a general meeting of the company's shareholders and (2) who hold at least 5% of the outstanding ordinary shares of a public company to convene a special meeting of shareholders upon request in accordance with the Companies Law. Our articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

In accordance with our articles of association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least ten (10) days and not more than sixty (60) days’ notice of any general meeting of shareholders shall be given.  Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days.

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

Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.  See Item 6.C “Directors, Senior Management and Employees – Board Practices – Election of Directors; Board Meetings.”

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

Approval of Certain Transactions. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee (including compensation therefor), generally require the approval of the audit committee (or compensation committee with respect to engagement as an office holder or employee), the board of directors and the shareholders, in that order. The shareholder approval must include at least a majority of the shares of non-interested shareholders voted on the matter.  However, the transaction can be approved by shareholders without this special approval if the total shares of non-interested shareholders that voted against the transaction do not represent more than 2% of the voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible under the Companies Law, the audit committee approves that a longer term is reasonable under the circumstances.

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

•
$2.5 million paid in our ordinary shares based on a $2.48 per share price, such that we issued, at the closing, approximately 1.0 million ordinary shares. These ordinary shares were subject to a "lock-up" period that ended on June 30, 2012, during which period they could not be sold or otherwise disposed, except to affiliates;

•
$4.0 million in cash payable within 10 business days following the closing. RepliWeb was acquired with all of its cash and cash equivalents of approximately $4.0 million (following deduction of transaction expenses); and

•	a milestone-based contingent cash payment of up to $2.0 million payable in April 2013. We expect to make this payment, in full, in April 2013.

The acquisition was financed from our own working capital resources, including a $3.5 million payment from Microsoft that was received during September 2011, and $4.0 million in cash held by RepliWeb which we received upon the closing of the acquisition.  In order to bridge a cash flow timing issue, we received a short-term loan in the principal amount of $3.0 million from an Israeli bank, or the Bridge Loan, which was fully repaid in September 2011.

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

Convertible Notes

In March 2004, we entered into a Note and Warrant Purchase Agreement with the Investors Group, or the Note Agreement, pursuant to which we issued the investors convertible promissory notes, also referred to in this annual report as the Convertible Notes, in the aggregate principal amount of $2 million, initially convertible into our ordinary shares at a conversion price of $7.00, and warrants to purchase 112,500 of our ordinary shares at an initial exercise price of $7.00 per share (subsequently adjusted to $0.48 per share). In January 2009 and March 2010, we entered into two Extension Agreements with the Investors Group, whereby the maturity date of the Convertible Notes was extended in consideration for, among others, increases of the interest rate of the Convertible Notes and extension of the exercise period of warrants held by the Investors Group and another person.

Between December 2010 and February 2011, we entered into the Third Extension Agreement with holders of approximately $1.5 million (out of a total $1.8 million outstanding at that time) of the outstanding principal amount of our Convertible Notes, including, among others, Messrs. Shimon Alon and Ron Zuckerman, whereby the maturity date was further extended, such that the aggregate principal amount will become due and payable in four equal installments of $377,334 on each of the following dates: (1) April 1, 2012; (2) June 30, 2012; (3) September 30, 2012; and (4) December 31, 2012. In consideration, the holders of the Convertible Notes received the following:

•	the interest rate of the Convertible Notes was increased from a fixed annual rate of 9% to a fixed annual rate of 11%;

•
the warrants issued in September 2006 to the holders of the Convertible Notes and another person, exercisable into a total of 150,000 ordinary shares, were amended so that the expiration date was extended from (A) the later of (1) February 4, 2012 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder to (B) the later of (1) December 31, 2013 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder; and

•
the warrants issued in May 2009 to certain holders of the Convertible Notes and another person (including Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman), exercisable into a total of 555,680 ordinary shares were amended so that the expiration date was extended from May 11, 2012 to the later of (1) December 31, 2013 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder.

Between December 31, 2011 and January 31, 2012, the holders, in the aggregate, of approximately $1.2 million of principal amount of the Convertible Notes, or approximately 76% of the then total outstanding principal amount of the Convertible Notes, converted their Convertible Notes into a total of approximately 2.4 million ordinary shares pursuant to the Prepayment Offer. The Prepayment Offer expired on January 31, 2012. For additional details about the Prepayment Offer and conversion, see Item 5.B "Liquidity and Capital Resources - Principal Financing Activities."

On July 29, 2012, the holders, in the aggregate, of the remaining Convertible Notes in the principal amount of approximately $0.2 million, converted their Convertible Notes into a total of 92,743 ordinary shares at a conversion price per share of $2.48.

Plenus Loan

On January 31, 2007, we entered into the Plenus Loan, whereby Plenus provided us a $2.0 million loan and in connection therewith, we issued to Plenus warrants to purchase up to 109,971 ordinary shares at an initial exercise price per share of $5.456 (subsequently adjusted to $0.48).  On March 30, 2009, we entered into an amendment to the Loan Agreement, such that, among others things, our repayment of the outstanding loan amount would commence in February 2010 rather than in March 2009 and be fully repaid by February 2012 rather than March 2010.

        In September 2011, in connection with the acquisition of RepliWeb, we and Plenus entered into a further amendment to the Plenus Loan and the related security agreements whereby, among other things, (1) Plenus provided its consent to the Bridge Loan described above under "Acquisition of RepliWeb", (2) the period during which Plenus is entitled to compensation upon consummation of a Fundamental Transaction, as described below, was extended until December 31, 2017, (3) during such extended period, Plenus may elect to receive $300,000 in cash in lieu of such compensation, and (4) Plenus’ right to compensation (in general, 15% of the Company's consolidated revenues in 2012) in the event that our consolidated revenues in 2012 exceed $18 million was canceled. In particular, under the Plenus Loan, as amended, if on or before December 31, 2017, we enter into a “Fundamental Transaction”, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then we will be required to pay Plenus an amount equal to, in general, the higher of $300,000 or 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction.

        In January 2012, the Plenus Loan was fully repaid in accordance with its terms. However, Plenus' right to payment in connection with a Fundamental Transaction remains outstanding.

D.     Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions.   However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

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

General Corporate Tax Structure

Israeli companies are generally subject to “Corporate Tax” on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 and 2013 tax years. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. Attunity will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

Distributions on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received.For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the NASDAQ Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the NASDAQ Capital Market, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

We believe that we were not a PFIC for any of our 2007 through 2012 taxable years. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we are not or will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 28% with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our ordinary shares. See “—Non-U.S. Holders of Ordinary Shares.”

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

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

The documents concerning our Company which are referred to in this annual report may also be inspected at our offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

I.     Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

General

We are exposed to a variety of market risks, including foreign currency fluctuations and changes in interest rates.  To manage the volatility related to the foreign currency exposure, we have entered into various derivative transactions described below.  However, we do not use financial instruments for trading purposes and are not a party to any leveraged derivative.

Interest Rate Risk

Our exposure to market risk for changes in interest rates is immaterial primarily because our cash and cash equivalents are mostly deposited in short-term deposits and are used to satisfy our working capital requirements and our debt is comprised of the short-term credit line of approximately $1.0 million described in Item 5.B "Operating and Financial Review and Prospects– Liquidity and Capital Resources – Principal Financing Activities – Credit Line".

Our cash and cash equivalents are held substantially in NIS and in U.S. dollars. We place our cash and cash equivalents with major financial banks.

For purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents or financial expenses associated with our borrowings. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR or other prime interest rates would be immaterial, as we do not have material borrowings nor do we have material deposits.

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

	Year Ended December 31,
	2008	2009	2010	2011	2012
NIS	1.2%	0.7%	6.4%	7.7%	(1.3)%
Euro	(5.3)%	3.5%	7.4%	4.2%	(0.4)%
British Pound	(27.2)%	10.9%	4.4%	7.3%	2.5%
Israeli Consumer Price Index	3.8%	3.9%	2.7%	2.2%	1.6%

Our operating results may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, predominantly the NIS.  In 2012, the revaluation of the dollar in relation to the NIS decreased the dollar reporting value of our operating expenses by approximately $0.85 million for that year. Other than that, foreign currency fluctuations did not have a material impact on our financial results in the past three years.

A revaluation of the NIS in relation to the dollar, as was the case in 2008 through 2011, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  For example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2012 would have resulted in an increase in the U.S. dollar reporting value of our operating expenses of approximately $1.1 million for that year. A revaluation of the NIS relative to the U.S. dollar also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

We have engaged in a currency hedging transaction intended to reduce the effect of fluctuations in currency exchange rates on our financial statements and we may enter into similar transactions in the future. As of December 31, 2012, we had outstanding currency options in the total amount of approximately $0.5 million.  These options expire in various dates until June 2013. We cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEMS 12A, 12B AND 12C

Not applicable.

ITEM 12D

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2012. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2012 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held on December 27, 2012 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered public accounting firm until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them:

	Year Ended December 31,
	2011		2012
Services Rendered	Fees (in US$)	Percentages	Fees (in US$)	Percentages

Audit Fees (1)	148,108	49%	160,811	92%
Audit-Related Fees	- -	- -	- -	- -
Tax Fees (2)	28,378	7%	14,865	8%
All Other Fees (3)	48,024	44%	--	--

Total	224,510	100%	175,676	100%

(1)
Audit fees consist of fees for professional services rendered by our principal accountant for the audit of our consolidated annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)	Tax fees relate to services performed by the tax division of Ernst & Young for tax compliance, planning and advice, including a transfer pricing study.

(3)	Other fees relate to tax due diligence and tax planning services associated with RepliWeb acquisition.

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

None.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.          CORPORATE GOVERNANCE

 We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Capital Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ rules, including the NASDAQ corporate governance requirements. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

The NASDAQ rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We have chosen to follow home country practice with respect to the quorum requirements of shareholder meetings. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for shareholders meetings are at least 25% of the total voting rights in the Company or, with respect to adjourned shareholders meetings convened by the board of directors, the presence of a minimum of two shareholders.

Additionally, we have chosen to follow our home country practice in lieu of the requirements of NASDAQ Listing Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

Item 16H.          MINE SAFETY DISCLOSURE

Not applicable.
PART III

ITEM 17.           FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.           FINANCIAL STATEMENTS

Consolidated Financial Statements.

ITEM 19.          EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant, as amended and restated ¶ (1)
1.2	Amended and Restated Articles of Association of the Registrant (2)
2.1	Specimen of Ordinary Share Certificate (3)
4.3	2001 Stock Option Plan, as amended (4)
4.4	2003 Israeli Stock Option Plan, as amended (5)
4.5
Note and Warrant Purchase Agreement dated March 22, 2004 among the Registrant and the purchasers listed on Exhibit A thereto; Form of Warrant issued in connection therewith; Form of Convertible Promissory Note issued in connection therewith; and Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (6), as amended by Extension Agreement, dated as of January 7, 2009 (7), by Extension Agreement, dated as of March 23, 2010 (8), by Extension Agreement, dated as of March 23, 2010 (9), and Form of Prepayment Offer (10)

4.6
Loan Agreement dated January 31, 2007 among the Registrant and Plenus Technologies Ltd.; Form of First and Second Warrants to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates; and Fixed Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates (11), as amended by Amendment to the Loan Agreement and Charge Agreements, dated March 30, 2009 (12), and by Amendment No. 2 to the Loan Agreement and Charge Agreements, dated September 4, 2011 (13)

4.7	Form of Indemnification Letter (14)
4.8	Change Data Capture OEM Agreement, dated as of December 14, 2010, by and between Attunity Inc. and Microsoft Corporation (15)
4.9	Agreement and Plan of Merger, dated as of September 7, 2011, by and among the Registrant, Attunity Inc., RepliWeb Inc. and the other signatories thereto (16)
4.10	Summary – Directors Compensation*

4.11	2012 Stock Incentive Plan (17)
8	List of Subsidiaries of the Registrant*
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350**
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global*
101
The following financial information from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income; (iv) Consolidated Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections**

________________
(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(2)	Filed as Exhibit 3.2 to the Registrant's Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(3)	Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
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

(5)
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

(6)	Filed as Items 3, 4, 5 and 6, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on March 25, 2004, and incorporated herein by reference.
(7)	Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(8)	Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(9)	Exhibit 99.2 to the Registrant’s Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 2, 2011, and incorporated herein by reference.
(10)	Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2011, and incorporated herein by reference.
(11)
Filed as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 6, 2007, and incorporated herein by reference.

(12)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(13)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2011, and incorporated herein by reference.
(14)	Filed as Annex B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 14, 2011, and incorporated herein by reference.
(15)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(16)	Filed as Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2011, and incorporated herein by reference.
(17)	Filed as Annex A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 20, 2012, and incorporated herein by reference.

¶	Translated from Hebrew

*	Filed herewith.

**	Furnished herewith.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

We have audited the accompanying consolidated balance sheets of Attunity Ltd. (the "Company") and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel March 29, 2013	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,778	$1,484
Restricted cash	-	362
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2012 and 2011)	3,671	1,988
Other accounts receivable and prepaid expenses	323	158

Total current assets	7,772	3,992

LONG-TERM ASSETS:
Severance pay fund	2,880	2,684
Property and equipment, net	423	380
Intangible assets, net	1,870	2,854
Goodwill	13,094	13,011
Other assets	93	72

Total long-term assets	18,360	19,001

Total assets	$26,132	$22,993

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2012	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term convertible debt	$-	$835
Current maturities of long-term debt	-	115
Trade payables	316	452
Deferred revenues	4,759	5,197
Employees and payroll accruals	2,589	2,151
Accrued expenses and other current liabilities	1,220	2,133
Payment obligation	1,934	-

Total current liabilities	10,818	10,883

LONG-TERM LIABILITIES:
Payment obligation	-	1,669
Other long-term liabilities	145	740
Long-term deferred revenue	888	536
Liabilities presented at fair value	730	510
Accrued severance pay	3,989	3,467

Total long-term liabilities	5,752	6,922

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.4 par value - Authorized: 32,500,000 shares at December 31, 2012 and 2011; Issued and outstanding: 10,919,930 and 9,987,777 shares at December 31, 2012 and 2011, respectively	1,270	1,146
Additional paid-in capital	110,318	107,572
Accumulated other comprehensive loss	(672)	(690)
Accumulated deficit	(101,354)	(102,840)

Total shareholders' equity	9,562	5,188

Total liabilities and shareholders' equity	$26,132	$22,993

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2012	2011	2010

Revenues:
Software licenses	$14,437	$8,140	$4,645
Maintenance and services	11,042	7,029	5,430

Total revenues	25,479	15,169	10,075

Operating expenses:
Cost of software licenses	719	563	1,119
Cost of maintenance and services	1,637	890	832
Research and development	7,748	4,960	2,482
Selling and marketing	9,833	5,851	3,831
General and administrative	3,024	2,835	1,854

Total operating expenses	22,961	15,099	10,118

Operating income (loss)	2,518	70	(43)

Financial expenses, net	1,241	1,284	1,388

Income (loss) before taxes on income	1,277	(1,214)	(1,431)
Taxes on income (benefit)	(209)	(399)	74

Net income (loss)	$1,486	$(815)	$(1,505)

Basic net income / (loss) per share	$0.14	$(0.09)	$(0.20)

Weighted average number of shares used in computing basic net income/(loss) per share (in thousands)	10,716	8,662	7,993

Diluted net income/(loss) per share	$0.12	$(0.09)	$(0.20)

Weighted average number of shares used in computing Diluted net income/(loss) per share (in thousands)	12,311	8,662	7,993

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Net income (loss)	$1,486	$(815)	$(1,505)

Other comprehensive income (loss):
Foreign currency translation adjustment	18	(50)	(187)

Net change in accumulated comprehensive income (loss)	18	(50)	(187)

Comprehensive income (loss)	$1,504	$(865)	$(1,692)

ATTUNITY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

				Accumulated
			Additional	Other		Total
	Ordinary Shares		paid-in	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	Loss	deficit	Equity

Balance as of January 1, 2010	7,892,787	$920	$102,095	$(453)	$(100,520)	$2,042

Change in terms of equity-classified warrants in connection with loan extinguishment	-	-	53	-	-	53
Exercise of warrants and options	174,636	19	88	-	-	107
Stock-based compensation	-	-	223	-	-	223
Other comprehensive loss	-	-	-	(187)	-	(187)

Net loss	-	-	-	-	(1,505)	(1,505)

Balance as of December 31, 2010	8,067,423	939	102,459	(640)	(102,025)	733

Classification of warrants to equity	-	-	860	-	-	860
Exercise of warrants and options	465,475	51	198	-	-	249
Stock-based compensation	-	-	359	-	-	359
Issuance of shares to RepliWeb's employees in connection with the acquisition	34,371	4	84	-	-	88
Issuance of shares related to RepliWeb acquisition	973,694	105	2,428	-	-	2,533
Conversion of convertible debt	368,000	39	1,105	-	-	1,144
Exercise of rights related to convertible debt	78,804	8	30			38
Fair value of guarantee associated with short term loan	-	-	49	-	-	49
Other comprehensive loss	-	-	-	(50)	-	(50)
Net loss	-	-	-	-	(815)	(815)

Balance as of December 31, 2011	9,987,777	$1,146	$107,572	$(690)	$(102,840)	$5,188

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

				Accumulated
			Additional	other		Total
	Ordinary Shares		paid-in	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	loss	deficit	Equity

Balance as of December 31, 2011	9,987,777	$1,146	$107,572	$(690)	$(102,840)	$5,188

Exercise of warrants, rights and options	519,715	53	683	-	-	736
Tax benefit related to exercise of stock options	-	-	40	-	-	40
Stock-based compensation	-	-	736	-	-	736
Conversion of convertible debt	316,491	61	1,251	-	-	1,312
Exercise of rights related to convertible debt	95,947	10	36	-	-	46
Other comprehensive income	-	-	-	18	-	18
Net Income	-	-	-	-	1,486	1,486

Balance as of December 31, 2012	10,919,930	$1,270	$110,318	$(672)	$(101,354)	$9,562

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:

Net Income /(loss)	$1,486	$(815)	$(1,505)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	255	123	94
Loss from disposals of property and equipment	10	-	-
Expenses related to RepliWeb's employees in connection with the acquisition	-	139	-
Stock-based compensation	736	359	223
Excess tax benefit from stock based compensation	(40)	-	-
Amortization of intangible assets	984	843	1,119
Fair value of guarantee associated with short term loan	-	49	-
Accretion of contingent payment obligation	265	75	-
Convertible debt inducement expense	108	202	-
Increase in accrued severance pay, net	326	40	193
Increase in trade receivables, net	(1,683)	(453)	(435)
Decrease (increase) in other accounts receivable and prepaid expenses	(165)	537	(45)
Decrease (increase) in other assets	(21)	(174)	25
Increase (decrease) in trade payables	(136)	(370)	17
Increase (decrease) in deferred revenues	(86)	2,228	19
Increase in employees and payroll accruals	438	785	28
Increase (decrease) in accrued expenses and other liabilities	(920)	882	(226)
Revaluation of restricted cash	-	(16)	(16)
Changes in liabilities presented at fair value	706	589	965
Change in deferred taxes, net	(321)	(774)	-

Net cash provided by operating activities	1,942	4,249	456

Cash flows from investing activities:

Purchase of property and equipment	(308)	(161)	(58)
Decrease (increase) in restricted cash	362	(100)	-
Cash paid in connection with the RepliWeb acquisition, net of acquired cash	-	(2,424)	-

Net cash provided by (used in) investing activities	54	(2,685)	(58)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from financing activities:

Receipt of short term bridge loan to finance the acquisition	-	3,000	-
Repayment of bridge loan	-	(3,000)	-
Proceeds from exercise of employee stock options, warrants and rights related to convertible debt	576	287	107
Receipt of long-term debt	-	57	26
Repayment of long-term debt	(115)	(1,046)	(922)
Repayment of convertible debt	(138)	(245)	(184)
Excess tax benefit from stock based compensation	40	-	-

Net cash provided by (used in) financing activities	363	(947)	(973)

Foreign currency translation adjustments on cash and cash equivalents	(65)	(5)	19

Increase (decrease) in cash and cash equivalents	2,294	612	(556)
Cash and cash equivalents at the beginning of the year	1,484	872	1,428

Cash and cash equivalents at the end of the year	$3,778	$1,484	$872

Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Interest	$225	$63	$484

Income taxes	$298	$202	$74

Supplemental disclosure of non-cash investing and financing activities:

Issuance of shares related to the acquisition of RepliWeb	$-	$2,533	$-
Liability presented at fair value allocated to equity	$1,410	1,144	-

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Attunity Ltd. (the "Company" or "Attunity") and its subsidiaries develop, market and support information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. In addition, the Company provides maintenance and other related services for its products.

b.
On July 19, 2012, the Company effected a reverse stock split of its ordinary shares of one for four (1:4) (i.e., four ordinary shares, NIS 0.1 nominal value each, were combined into one ordinary share NIS 0.4 nominal value) in connection with the listing of its ordinary shares on NSADAQ Capital Market. The earnings per share figures or results, stock options activity and share data presented for all periods were adjusted to reflect the reverse stock split.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to fair values and useful lives of intangible assets, tax assets and liabilities, fair values of stock-based awards, certain financial instruments classified as liabilities, as well as in estimates used in applying the revenue recognition policy related to separation of multiple elements. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

Thus, the functional and reporting currency of those companies is the dollar. Accordingly, monetary amounts denominated in a currency other than the functional currency are re-measured into the functional currency in accordance with Accounting Standards Codification ("ASC") No. 830, "Foreign Currency Matters," while all transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of the Israeli and other foreign subsidiaries, whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the applicable year. The resulting translation adjustments are reported as an accumulated other comprehensive loss component of shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

d.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

e.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less, when purchased.

f.	Restricted cash:

Restricted cash is primarily invested in highly liquid deposits. These deposits were used as security for rented premises, leased equipment and forward transactions.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

Percentage

Computers and peripheral equipment	20% – 33% (mainly 33)
Office furniture and equipment	10% – 20% (mainly 15)
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

The Company's long-lived assets are reviewed for impairment in accordance with ASC No. 360-10-35, "Property, Plant, and Equipment- Subsequent Measurement," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In 2012, 2011 and 2010, no impairment losses were identified.

As required by ASC No. 820, "Fair Value Measurements", the Company would apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

h.	Goodwill and other intangible assets:

The Company applies ASC No. 350, “Intangibles - Goodwill and Other.” Goodwill is carried at cost and is not amortized but rather is tested for impairment at least annually or between annual tests in certain circumstances.  The Company operates in one operating segment and this segment comprises the only reporting unit. In September 2011, the Financial Accounting Standards Board, ("FASB"), issued accounting standard update 2011-08 (ASU No. 2011-08) which amends goodwill impairment testing procedures. Based on the revised standard, companies have the option of initially utilizing qualitative assessment before engaging in quantitative testing methodology. Accordingly, the Company elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of its single reporting operating unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it determined that it is more likely than not that its fair value is less than its carrying amount, then the two-step goodwill impairment test is performed. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. As of December 31, 2012, no impairment of goodwill has been identified.

The intangible assets of the Company are not considered to have an indefinite useful life and are amortized over their estimated useful lives of 5 years. Intangible assets consist of core technology and acquired customer relationships both of which are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such assets as compared to the straight-line method.

According to ASC No. 360 "Property, Plant and Equipment", the carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2010, 2011 and 2012, no impairment losses were identified.

In determining the fair values of long-lived assets for purpose of measuring impairment, the Company's assumptions include those that market participants will consider in valuations of similar assets.

i.	Business combinations:

The Company accounted for business combination in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

Acquisition related costs are expensed to the statement of operations in the period incurred.

j.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred. ASC No. 985-20, "Software- Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

k.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC No. 740, "Income Taxes". ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized (see Note 13).

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

l.	Revenue recognition:

The Company generates revenues mainly from license fees and sub-license fees for the right to use its software products and maintenance, support, consulting and training services. The Company sells licenses to its products primarily through its direct sales force and indirectly through distributors, original equipment manufacturers ("OEMs") and value added resellers ("VARs"). Both the customers and the distributors, OEMs or VARs are considered to be end users. The Company is also entitled to royalties from some distributors and OEMs upon the sublicensing of the software to end users.

The Company accounts for software sales in accordance with ASC No. 985-605, "Software Revenue Recognition". Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. The Company does not grant a right of return to its customers.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As required by ASC No. 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for all the undelivered elements of the support and maintenance agreements or services included. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

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

Revenues from royalties are recognized according to quarterly royalty reports received from the applicable distributors and OEMs. The Company is entitled to either a percentage of the distributor or OEM's revenue from the combined product or to a percentage of the revenues of the product sold, as the case may be.

Service revenues are recognized as the services are performed.

Deferred revenues include unearned amounts paid under maintenance and support contracts and amounts received from customers under license agreements but not recognized as revenues.

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

Cash and cash equivalents are invested in major banks in Israel, the United States, Europe and Hong Kong. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally these deposits may be redeemed upon demand and, therefore, bear low risk.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, the Far East, Europe and Israel. The Company performs ongoing credit evaluations of its customers and, through December 31, 2012, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. There were no bad debt expenses or write offs recorded for the years ended December 31, 2012, 2011 and 2010.

o.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation - Stock Compensation". ASC No. 718 is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to ASC No. 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

ASC No. 718 requires the cash flows resulting from tax deductions in excess of the equity-based compensation costs recognized for those equity-based awards to be classified as financing cash flows. During the years ended December 31, 2010, 2011 and 2012, the Company classified $0, $0 and $40, respectively, of excess tax benefit from equity-based compensation as financing cash flows.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. Expected term is calculated based on the simplified method as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2012, 2011 and 2010 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2012	2011	2010

Dividend yield	0%	0%	0%
Expected volatility	127%	129%	127%
Risk-free interest	0.56%	1.03%	1.84%
Expected life (in years)	4	4	4

The Company recognizes compensation expenses for the value of its awards based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

p.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging". ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

During 2012 and 2011, the Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts were not designated as hedging instruments and as such gains or losses are recognized in "financial income, net". As of December 31, 2012 and 2011, the Company had outstanding forward and cylinder contracts in the amount of $1,800 and $1,754, respectively. The Company measured the fair value of these contracts in accordance with ASC No. 820 and they were classified as level 2. Net losses recognized in "financial income (loss), net" during 2012 and 2011 were $53 and $(70), respectively.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Basic and diluted net income (loss) per share:

Basic and diluted income (loss) per ordinary share are presented in conformity with ASC No. 260 "Earnings Per Share", for all years presented. Basic income (loss) per ordinary share is computed by dividing the net income (loss) for each reporting period by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share is computed by dividing the net income (loss) for each reporting period plus additional expense or income that would have been outstanding if potentially dilutive securities had been exercised during the period by the weighted average number of ordinary shares outstanding during the period plus any additional ordinary shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

For the years ended December 31, 2011 and 2010 all outstanding options and warrants were excluded from computation of diluted loss per share since they were anti-dilutive. For the year ended December 31, 2012, the total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since they would have an anti-dilutive effect, were 1,594,663.

r.	Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent salary multiplied by the number of years of employment, as of the balance sheet date. Upon termination by the Company, or other circumstances under the Severance Pay Law, Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with a severance pay fund, insurance policies and by an accrual.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the employee's obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of these policies is recorded as an asset in the Company's balance sheets.

Severance pay expense for the years ended December 31, 2012, 2011 and 2010 amounted to $730, $296 and $185, respectively.

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

The Company accounts for certain liabilities at fair value under ASC No. 820, "Fair Value Measurements and Disclosures". ASC No. 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC No. 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Some of the Company's warrants included anti-dilution price protection, and were classified as liability, which were marked to market at each reporting date in accordance with ASC No. 815-40, "Contracts in Entity's Own Equity". The conversion embedded feature of the convertible debt was bifurcated and accounted as a derivative under ASC 815 and was marked to market at each reporting date. In addition, the payment right under the loan agreement (see note 9 for further details) is accounted in accordance with ASC No. 815-40 and recorded as a liability and is marked to market at each reporting period.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, “Comprehensive Income.”  This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements.  Comprehensive income (loss) generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders.  The Company determined that its only item of other comprehensive income (loss) relates to foreign currency translation adjustment.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012 and elected to present the comprehensive income in two separate but consecutive statements.

NOTE 3:-	ACQUISITION

On September 19, 2011 ("Closing Date"), the Company completed the acquisition of 100% of the shares of RepliWeb Inc. ("RepliWeb"), a U.S.-based provider of enterprise file replication and managed file transfer technologies, through the Company's wholly owned subsidiary, Attunity Inc. The financial results of RepliWeb are included in the consolidated financial statements from the Closing Date. The total consideration is composed as follows:

•	$ 3,300 in cash;
•	$ 4,000 in cash acquired from RepliWeb.
•	1,008,065 ordinary shares of the Company issued at closing for total value of $2,621.
•
A milestone-based contingent cash payment of up to $2,000 payable in April 2013. In connection with this contingent payment consideration, the Company initially recorded at the Closing Date, an estimated liability of $1,594, which was no longer contingent as of December 31, 2012 and is included as a current payment obligation on the balance sheet.

Out of the above mentioned total consideration, approximately 3.4% was to be paid to certain employees of RepliWeb, allocated pro-rata from the aforesaid cash, shares and contingent payment components. This resulted in an amount of $386 recorded as compensation expense for the year 2011 in the statement of operations.

In addition, the Company incurred acquisition related costs in a total amount of $421, which are included in general and administrative expenses for the year 2011. Acquisition related costs include legal, accounting fees and other external costs directly related to the acquisition.

In connection with the acquisition, the Company secured a short-term loan in the principal amount of $ 3,000 from an Israeli bank (the "Bridge Loan"), which was repayable in January 2012 and bore interest at the rate of LIBOR plus 6%. The loan was repaid in September 2011.

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

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of RepliWeb's products. In its allocation, the Company also considered the fair value of intangible assets based on a market participant approach to valuation performed by a third party valuation firm using an income approach and estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the RepliWeb acquisition:

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

The following unaudited condensed combined pro forma information for the years ended December 31, 2011 and 2010, gives effect to the acquisition of RepliWeb as if the acquisition had occurred on January 1, 2010. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $777 and $1,074 in 2011 and 2010, respectively, and related tax effects.

	Year ended December 31
	2011	2010
	Unaudited

Revenues	$20,970	$17,785
Net loss	$(1,863)	$(1,788)
Basic and diluted loss per share	$(0.05)	$(0.06)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2011

Prepaid expenses	$146	$93
Government authorities	56	37
Receivables on account of share capital	54	22
Forward and cylinder contracts	31	-
Other	36	6

	$323	$158

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost:
Computers and peripheral equipment	$2,810	$2,533
Office furniture and equipment	378	356
Leasehold improvements	366	341

	3,554	3,230

Accumulated depreciation	3,131	2,850

Property and equipment, net	$423	$380

As for charges on the Company's property and equipment, see Note 11.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill during the years ended December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011

Goodwill, beginning of year	$13,011	$6,133
Revaluation (foreign currency exchange differences)	83	(63)
Acquisition of RepliWeb	-	6,941

Goodwill, end of year	$13,094	$13,011

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	December 31,
	2012	2011
Original amount:
Software development costs	$22,272	$22,272
Core technology	2,166	2,166
Customers relationship	1,035	1,035

	25,473	25,473
Accumulated amortization:
Software development costs	22,272	22,112
Core technology	779	220
Customers relationship	552	287

	23,603	22,619
Other Intangible assets ,net:
Software development costs	-	160
Core technology	1,387	1,946
Customers relationship	483	748

	$1,870	$2,854

The estimated future amortization expense of other intangible assets as of December 31, 2012 is as follows:

December 31

2013	746
2014	617
2015	362
2016	145

$1,870

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2012	2011

Government authorities	$101	$76
Accrued expenses	478	1,046
Tax liabilities	498	630
Bifurcated conversion feature presented in fair value	-	227
Others	143	154

	$1,220	$2,133

NOTE 8:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2012	2011

Long term payable	$-	$166
Long term tax liability (Note 14a)	91	222
Deferred tax liability, net	54	352

	$145	$740

NOTE 9:-	LIABILITIES PRESENTED AT FAIR VALUE

The Company entered into a Loan Agreement with Plenus Technologies Ltd ("Plenus" or the "Lender"), dated January 31, 2007 (as amended on March 30, 2009 and September 4, 2011, the "Loan Agreement"). According to the Loan Agreement  if, during the period between March 19, 2009 and December 31, 2017, the Company enters into a transaction or series of related transactions (a "Fundamental Transaction") which entails (i) the acquisition of the Company by means of a merger or other form of corporate reorganization in which 50% or more of the outstanding shares is exchanged for securities or other consideration issued or paid by the acquiring entity or, a transaction or a series of transactions in which a person or entity acquires more than 50% of the outstanding shares, (ii) the sale of all or substantially all of the assets of the Company; then an additional amount shall be paid to the Lender: in the cases of merger or acquisition ,an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders.  In the case of the sale of substantially all of the Company's assets, an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the "aggregate proceeds" shall be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and have not been assumed by the purchaser in such Fundamental Transaction. During such period, the Lender may elect to receive $300 in cash in lieu of such compensation.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	LIABILITIES PRESENTED AT FAIR VALUE (Cont.)

The Company accounted for the above mentioned in accordance with ASC 815-40, based on which the above was considered as a derivative and recorded as a liability on the balance sheets and is marked to market at each reporting period. As of December 31, 2012 and 2011 the liability amounted to $ 730 and $ 440, respectively. The fair value of this derivative was based on valuation performed by third- party valuation firm using Binomial Model for options valuation based on assumptions provided by management.  The Company classified the fair value of this derivative as level 3.

NOTE 10:-	CONVERTIBLE DEBT - CURRENT MATURITIES

In April 2004, the Company issued to a group of investors interest-bearing convertible notes in the face amount of $2,000, initially repayable after five years (as amended and extended from time to time, the "Convertible Notes"). As of December 31, 2012, all of the remaining principal amount and accrued interest was repaid in full by way of conversion of the Convertible Notes into ordinary shares. The Company recorded a bifurcated conversion feature embedded in the convertible debt, and marked it to market based on its fair value each reporting period.

In September 2011, in accordance with the terms of the Convertible Notes, as a result of the issuance of shares as part of the acquisition of RepliWeb, the conversion price was adjusted to $2.48 per share (rather than $5.00 per share), such that the Convertible Notes became convertible into an aggregate of 658,062 ordinary shares (rather than 327,397 ordinary shares).

On December 31, 2011, two holders converted all of their Convertible Notes into ordinary shares pursuant to the terms of an offer (the "Prepayment Offer"), which expired on January 31, 2012. The key terms of the Prepayment Offer were:

•	The conversion ratio of the Convertible Notes being converted was increased, reflecting a reduction of the conversion price from $2.48 to $2.00 per share; and
•
Each holder was entitled to payment, in cash or in additional ordinary shares (based on the new conversion ratio), of the interest payment due in 2012 plus accrued and unpaid interest for 2011 (in a total amount of approximately $100 and $200 for all Notes, respectively).

These holders converted an outstanding amount of $736. The outstanding associated bifurcated conversion feature of $206 was accordingly allocated to equity. In accordance with ASC No. 470-20-40-16, the Company recognized inducement expense of $202 against additional paid-in-capital, related to the conversion based on the above offer.

The two holders have also exercised their rights (see Note 13c) to acquire an aggregate of 315,256 additional ordinary shares at $0.48 per share.

In January 2012, holders, in the aggregate, of principal amount of $467, converted their Convertible Notes pursuant to the Prepayment Offer. The outstanding associated bifurcated conversion feature of $162 was accordingly allocated to equity and to additional paid in capital. The Company recognized inducement expense of $108 against additional paid-in-capital.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	CONVERTIBLE DEBT – CURRENT MATURITIES (Cont.)

In July 2012, holders, in the aggregate, of all remaining $230 Convertible Notes, converted their Convertible Notes. The outstanding associated bifurcated conversion feature of approximately $550 was accordingly allocated to equity. These holders have also exercised their rights to acquire an aggregate of 39,407 additional ordinary shares at $0.48 per share.

NOTE 11:-	CHARGES (ASSETS PLEDGED)

a.	As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain equipment of the Company.

b.
In August 2012, the Company secured a line of credit of $ 1,000 from an Israeli bank. In order to secure its obligations to the bank, the Company pledged and granted the bank a first priority floating charge on all of its assets and a fixed charge on certain other assets (namely, rights for unpaid shares, securities and deposits deposited with the bank from time to time, and rights for property insurance).

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in February 2018. In addition, the Company leases computers and peripheral equipment as well as motor vehicles under non-cancelable operating leases. Future minimum commitments under these leases as of December 31, 2012, are as follows:

Year ended December 31,	Operating leases

2013	$931
2014	841
2015	638
2016	572
2017	572
2018	95

$3,649

b.
Rent expenses under operating leases for the years ended December 31, 2012, 2011 and 2010 were (net of sublease income in the amount of $ 30, $ 125 and $ 75, respectively) $ 812, $ 636 and $ 445, respectively.

c.	The Company has two outstanding bank guarantees in the aggregate amount of $ 512 to its Israeli office lessors to secure its obligations under the office lease agreements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	As noted in Note 1b, all per share figures or results, stock options or stock option activity and share data presented for all periods were adjusted to reflect the effects of the reverse stock split.

b.	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

c.
On May 12, 2009, the Company completed a rights offering raising cash proceeds of $ 600, excluding offering expenses and the conversion of a $393 bridge loan provided by certain affiliates of the Company (the "Lenders"). The Company issued to the subscribing shareholders and the Lenders a total of 2,064,688 ordinary shares and three-year warrants exercisable into 1,032,344 shares, at an exercise price of $ 0.48 per share.

As a result of the rights offering, the holders of the Convertible Notes became entitled, in accordance with the terms of the Convertible Notes, to receive rights, exercisable until the maturity of the debt, to acquire up to an aggregate of 214,162 ordinary shares at a purchase price of $ 0.48 per share, and for each two ordinary shares so purchased, warrants to purchase up to 107,079 ordinary shares at an exercise price of $ 0.48 per share.

d.	Stock Option Plans:

Under the Company's 2001 Stock Option Plan, and 2003 Israeli Stock Option Plan (the "Plans"), the Company has granted options to purchase ordinary shares to employees, directors and officers as an incentive to attract and retain qualified personnel. In December 2012, the Company adopted the 2012 Stock Incentive Plan, under which stock options as well as other equity-based awards, including restricted stock units and performance units, may be granted to employees employed by the Company or by its affiliates. The 2012 Stock Incentive Plan has a term of ten years and will terminate in December 2022.

The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company's ordinary shares on the date of grant for incentive stock options and 75% of the fair market for non-qualified options. Under the terms of the Plans, options generally become exercisable ratably over three years of employment, commencing with the date of grant or with the date of hire (for new employees at their first grant). The options generally expire no later than 6 years from the date of the grant, and are non-transferable, except under the laws of succession.

Under the Plans, 2,450,625 ordinary shares of the Company were reserved for issuance. Any options that are canceled or forfeited before expiration become available for future grants. As of December 31, 2012, there are 328,097 options available for future grants.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options granted under the Plans:

	Year ended December 31, 2012
	Number of options	Weighted average exercise price (per share)	Aggregate intrinsic value
	In thousands

Outstanding at beginning of year	1,682	$2.28	$8,142
Granted	258	3.09	1,010
Exercised	(217)	1.75	1,147
Cancelled or forfeited	(53)	2.68	277

Outstanding at end of year	1,670	$2.44	$7,785

Vested and expected to vest at end of year	1,621	$2.43	$7,583

Exercisable at end of year	1,143	$2.24	$5,602

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010, was $ 1,147, $ 39 and $ 24, respectively.

As of December 31, 2012, there was $ 963 of total unrecognized compensation cost related to non-vested share-based compensation that are expected to be recognized over a period of up to three years.

The options outstanding as of December 31, 2012, have been separated into ranges of exercise price per share as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

0.32-0.56	205	2.09	0.51	204	2.09	0.51
1.00-1.20	303	1.43	1.16	303	1.43	1.16
1.48-1.52	169	3.08	1.48	152	3.07	1.48
1.96-2.32	114	1.22	2.15	112	1.19	2.15
2.6-2.76	201	4.71	2.61	84	4.71	2.61
2.8-3.44	567	4.721	2.94	182	4.47	2.92
7.68-8.76	76	1.62	7.83	70	1.25	7.83
9.68-9.84	35	1.7	9.79	35	1.7	9.79

	1,670	3.19	2.44	1,143	2.47	2.24

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

Weighted average fair values and weighted average exercise prices per share of options whose exercise prices equal, less or more than the market price of the shares at date of grant are as follows:

	Year ended December 31,
	2012		2011		2010
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Equals market price at date of grant	$3.92	$3.09	$2.32	$2.88	$1.44	$1.68

Less than market price at date of grant	$-	$-	$2.44	$2.6	$-	$-

More than market price at date of grant	$-	$-	$1.88	$2.76	$-	$-

Upon exercise of options by employees, the Company issues registered shares for each option exercised.

d.	Warrants:

The Company's outstanding warrants as of December 31, 2012 are as follows:

Issuance date	Outstanding	Exercise price	Exercisable through

September 2006 (1)	110,400	$0.48	December 31,2013
May 2009 (2)	39,406	$0.48	December 31,2013
May 2009 (2)	47,970	$0.48	January –July 2015
May 2009 (3)	439,513	$0.48	December 31, 2013 (*)

All outstanding warrants are excisable.

(1)	Issued in connection with the private investment carried out in September 2006.
(2)	Issued in connection with exercising the rights issued in the rights offering (see Note 13b).
(3)	Issued in connection with the rights offering (see Note 13c).
(*)	57,541 were exercised during the first quarter of 2013.

During 2011, certain holders of warrants, exercisable into 94,800 ordinary shares waived the price protection adjustment mechanism embedded in the warrants. Plenus also waived the price protection adjustment mechanism embedded in warrants exercisable into 220,698 ordinary shares. As a result, these warrants were no longer classified as a liability, and accordingly were no longer marked to market. The fair value of the warrants as of that date of $ 860 was classified into equity. During 2012, the remaining warrants which were marked to market were exercised.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES

a.	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2012	2011

Opening balance	$222	$-
Liability assumed in connection with the acquisition of RepliWeb	-	193
Additions for prior years’ tax position	14	(2)
Additions for current year’s tax position	-	31
Reduction of prior years’ tax position due to lapse of statute of limitation	(35)	-

Closing balance	$201	$222

Included in accrued expenses and other current liabilities	$110	$-

Included in other long term liabilities	$91	$222

As of December 31, 2012, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2012 and 2011, the Company recorded $ 14 and $ 4 for interest expense related to uncertain tax positions, respectively. As of December 31, 2012 and 2011, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 33 and $ 32, respectively, which is included in the liability balance. In the next 12 month, the statute of limitation with respect to 2008 tax year will lapse, which will impact the unrecognized tax position liability balance with respect to 2008 tax year.

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

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2010 - 25%, 2011 - 24%, 2012 – 25%.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

The Israeli entities have not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2007 tax year can be regarded as final.

Tax loss carryforward:

The Company's tax losses carryforward were approximately $ 40,108 as of December 31, 2012. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

c.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The U.S tax returns of Attunity Inc. and RepliWeb Inc. remain subject to examination by the U.S tax authorities for the tax years beginning in January 1, 2007 and January 1, 2005, respectively.

The U.S subsidiary's tax loss carry forward amounted to approximately $ 845 as of December 31, 2012 for federal and state tax purposes. Such losses are available to offset any future U.S taxable income of the U.S subsidiaries and will expire in the year 2026.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2012	2011

Net operating loss carry forwards	$11,425	$13,158
Temporary differences related to R&D expenses	1,569	967
Temporary differences related to accrued employee costs	368	259
Deferred revenue and other	525	163
Total deferred tax asset before valuation allowance	13,887	14,547
Less - valuation allowance	(13,191)	(13,811)
Deferred tax asset	696	736

Intangible assets	(717)	(1,078)

Deferred tax liability	(717)	(1,078)

Deferred tax liability, net	$(21)	$(342)

Domestic	-	-

Foreign:
Current deferred tax asset, net	33	8
Non-current deferred tax liability	(54)	(352)

	(21)	(344)

	$(21)	$(344)

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

The net change in the valuation allowance primarily relates to utilization of net operating losses for which a valuation allowance was provided.

ASC No. 718 prohibits recognition of a deferred tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. All net operating loss carry forwards relate to excess tax deductions from stock options which have not yet been realized. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

e.	Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company for the years 2010 and 2011 (2010 - 25%, 2011 – 24%) to the effective tax rate are valuation allowances provided for deferred tax assets. Tax expenses mainly represent business taxes in certain foreign locations.

A reconciliation between the theoretical tax expenses for the year ended December 31, 2012, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income is as follows:

Income before taxes, as reported in the consolidated statements of income	$1,277

Statutory tax rate	25%
Theoretical tax expense on the above amount at the Israeli statutory tax rate	$319
Tax adjustment in respect of different tax rate of foreign subsidiaries	21
Non-deductible expenses and other permanent differences	233
Losses and timing differences for which deferred taxes were not recorded in prior years	934
Utilization of tax losses for which valuation allowance was provided for in prior years	(1,538)
Taxes with respect to prior year	(178)

Actual tax benefit	$(209)

h.	Income (loss) before taxes on income (benefit):

	Year ended December 31,
	2012	2011	2010

Domestic	$1,147	$(789)	$(1,634)
Foreign	130	(424)	203

	$1,277	$(1,213)	$(1,431)

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

Taxes on income (benefit) are comprised as follows:

	Year ended December 31,
	2012	2011	2010

Deferred tax benefit	$(321)	$(774)	$-
Current taxes	112	375	74

	$(209)	$(399)	$74

Domestic	$201	$218	$23
Foreign	(410)	(617)	51

	$(209)	$(399)	$74
Domestic taxes:
Current	$201	$218	$23
Deferred	-	-	-

	201	218	23
Foreign taxes - US:
Current	(89)	157	51
Deferred	(321)	(774)	-

	(410)	(617)	51

Taxes on income	$(209)	$(399)	$74

NOTE 15:-	ENTITY-WIDE DISCLOSURES

Revenues by geographical areas were as follows:

	Year ended December 31,
	2012	2011	2010

Israel	$2,234	$948	$857
United States	16,568	10,729	6,051
Europe	3,646	2,191	1,693
Far East	1,478	869	968
Other	1,553	432	506

	$25,479	$15,169	$10,075

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	ENTITY-WIDE DISCLOSURES (Cont.)

In 2012, 2011 and 2010, 69%, 82% and 90% of license revenues were derived from the connectivity and replication/ change data capture products respectively. For the year ended December 31, 2012, one of the Company’s OEM partners accounted for approximately 10.9% of its revenues (13.4% in 2011). For the year ended December 31, 2011 another OEM partner accounted for approximately 2.4% of the Company’s revenues (10.7% in 2011). For the year ended December 31, 2010, no single customer accounted for more than 10% of the Company’s revenues.

All of the Company's long-lived assets are located in Israel apart for assets in insignificant amounts which are located elsewhere.

NOTE 16:-	FINANCIAL EXPENSE, NET

	Year ended December 31,
	2012	2011	2010
Financial income:
Interest	$(2)	$(9)	$(3)

	(2)	(9)	(3)
Financial expenses:
Interest	124	286	293
Hedging	(53)	70	-
Exchange rate differences, net	94	22	133
Revaluation of liabilities presented at fair value	705	589	692
Expenses related to modification of convertible debt and change in terms of warrants	-	-	273
Convertible debt inducement expenses	108	202	-
Fair value of guarantee associated with short term loan	-	49	-
Accretion of contingent payment obligation	265	75	-

	1,243	1,293	1,391

	$1,241	$1,284	$1,388

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD

By:	/s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated:  March 29, 2013