Form 20-F
period 2013-12-31
ATTUNITY LTD
filed 2014-04-08
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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
Attunity Ltd, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, NIS 0.4 par value per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2013): 14,527,292

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.

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

•
"Convertible Notes" or "Notes" are to the convertible promissory notes we issued to certain investors (including Mr. Shimon Alon, the Chairman of our Board of Directors and our Chief Executive Officer, and Mr. Ron Zuckerman, a member of our Board of Directors) pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, by and between us and the investors, or the Note Agreement;

•	“Hayes” are to Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013; and

•	"RepliWeb" are to RepliWeb Inc., a Delaware corporation we acquired in September 2011.

We have obtained trademark registrations in the U.S. for, among others, Attunity®, Attunity Connect®, Attunity Federate®, Attunity Replicate®, RepliWeb®, Better Data®, Smaller Databases®, Data Echo®, Data Recast® and Gold Client®. Unless indicated otherwise by the context, any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On April 1, 2014, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.476 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

- iii -

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

- iv -

TABLE OF CONTENTS

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
B.	Business Overview	16
C.	Organizational Structure	27
D.	Property, Plants and Equipment	27
ITEM 4A.	UNRESOLVED STAFF COMMENTS	28
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
A.	Operating Results	28
B.	Liquidity and Capital Resources	39
C.	Research and Development, Patents and Licenses	42
D.	Trend Information	42
E.	Off-Balance Sheet Arrangements	42
F.	Tabular Disclosure of Contractual Obligations	42
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	43
A.	Directors and Senior Management	43
B.	Compensation	45
C.	Board Practices	49
D.	Employees	56
E.	Share Ownership	57
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	59
A.	Major Shareholders	59
B.	Related Party Transactions	60
ITEM 8.	FINANCIAL INFORMATION	61
A.	Consolidated Statements and Other Financial Information	61
B.	Significant Changes	62
ITEM 9.	THE OFFER AND LISTING	62
A.	Offer and Listing Details	62
B.	Plan of Distribution	63
C.	Markets	63
D.	Selling Shareholders	64
E.	Dilution	64
F.	Expenses of the Issue	64
ITEM 10.	ADDITIONAL INFORMATION	64
A.	Share Capital	64
B.	Memorandum and Articles of Association	64
C.	Material Contracts	68

- v -

- vi -

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2013, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013 and 2012, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009, which have also been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Balance Sheet Data:

	December 31,
	2013	2012	2011	2010	2009
	(U.S. dollars in thousands)
Working capital (deficiency)	$12,292	$(3,046)	$(6,891)	$(2,643)	$(2,710)
Total assets	49,980	26,132	22,993	10,705	11,895
Current maturities of long term-debt, short-term convertible debt, including current maturities of long-term convertible debt	--	1,934	950	1,259	1,250
Long-term debt, less current maturities	--	--	--	1,661	2,750
Contingent purchase consideration	3,280	--	1,669	--	--
Warrants and bifurcated conversion feature, and other liabilities presented at fair value	1,093	730	510	1,215	303
Shareholders’ equity	30,098	9,562	5,188	733	2,042
Additional paid-in capital	130,944	110,318	107,345	102,459	102,095

Income Statement Data:

	Year ended December 31,
	2013	2012	2011	2010	2009
	(U.S. dollars and share amounts in thousands, except per share data)

Software licenses	$13,364	$14,437	$8,140	$4,645	$4,126
Maintenance and services	11,833	11,042	7,029	5,430	5,327
Total revenues	25,197	25,479	15,169	10,075	9,453

Cost of software licenses	748	831	563	1,119	2,347
Cost of maintenance and services	1,384	1,525	890	832	723
Research and development expenses	7,756	7,748	4,960	2,482	1,894
Selling and marketing expenses	11,793	9,833	5,851	3,831	3,469
General and administrative expenses	3,574	3,024	2,835	1,854	1,608

Total operating expenses	25,255	22,961	15,099	10,118	10,041
Operating income (loss)	(58)	2,518	70	(43)	(588)

Financial expenses, net	627	1,241	1,284	1,388	697
Other income	--	--	--	--	10
Income (loss) before taxes on income	(685)	1,277	(1,214)	(1,431)	(1,275)
Taxes on income (benefit)	(56)	(209)	(399)	74	28

Net income (loss)	(629)	1,486	(815)	(1,505)	(1,303)
Basic net income /(loss) per share	$(0.05)	$0.14	$(0.09)	$(0.20)	$(0.20)
Weighted average number of shares used in computing basic net income / (loss) per share	11,474	10,716	8,662	7,993	7,124

Diluted net income /(loss) per share	$(0.05)	$0.12	$(0.09)	$(0.20)	$(0.20)
Weighted average number of shares used in computing diluted net income / (loss) per share	11,474	12,311	8,662	7,993	7,124

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We incurred an operating loss of $58,000 in the fiscal year ended December 31, 2013 and, while we generated operating income in the prior two fiscal years, we incurred operating losses in the past. Our ability to achieve and sustain profitability in the future depends in part on the rate of growth of, and changes in technology trends in, our market; the global economy; our ability to develop new products and technologies in a timely manner; the competitive position of our products; our ability to manage expenses; and other risks, some of which are described in this annual report. We may also seek to increase our operating expenses and make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. As such, there can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses, which, as of December 31, 2013, were approximately $102.0 million.

We depend on strategic relationships with our distributors, OEM, VAR and other business partners and our revenues may be reduced if such relationships are not successful or are terminated. In particular, a loss of one of our OEM partners may have a material adverse effect on our business, operating results and financial condition.

Our products and services are sold through both direct and indirect channels, including distributors, original equipment manufacturers, or OEM, value-added resellers, or VAR, and other business partners. Specifically, we rely on strategic relationships with OEM and other business partners and resellers to sell our products and services and these relationships are likely to account for a larger portion of our revenues in the future. Typically, where our fees depend on orders of products (and not fixed license fees), these parties are not obligated to sell any of our products. Any failure of these relationships to market our products effectively or generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could have a material adverse effect on our business, operating results and financial condition.

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

Our ability to expand our business into the SAP market and the success of our Gold Client offering depend on our relationship with SAP, including our ability to maintain our status as a SAP Software Solution and Technology Partner.

On December 18, 2013, we acquired Hayes, a leading U.S.-based provider of data replication software for the market in which SAP AG, or SAP, operates, including Hayes' flagship product, Gold Client®, a globally-recognized software solution in the SAP data replication market. Through Hayes, we maintain a status of a "SAP Software Solution and Technology Partner" and our Gold Client solutions have achieved several certifications from SAP, including, most recently, as a certified integration with the SAP® ERP 6.0 application running on the SAP HANA® platform.  The success of our Gold Client offering is dependent to a large extent on our relationship with SAP and, in particular, our ability to maintain these certifications and, where appropriate, our ability to obtain additional certifications from SAP for our future SAP related offerings. This is primarily because an installation of SAP solutions is considered as a sizeable investment and current and prospective customers tend to view these certifications as valuable when making capital expenditure decisions related to their SAP solution-based environment. If we fail to maintain our status as a SAP Software Solution and Technology Partner or, where appropriate, obtain additional certifications from SAP for our future SAP related offerings, our business and operating results, especially our ability to expand our business into the SAP market and the sales of our Gold Client offering, could be adversely affected.

Our business and operating results depend in part on the successful and timely implementation of our third party partner solutions.

We rely on our strategic partners to extend the functionality and facilitate the wider adoption of our software solutions. Specifically, our software solutions, which are designed to enable access, sharing, replication, management, consolidation and distribution of data across heterogeneous enterprise platforms, organizations and the cloud, are often licensed or incorporated as part of a broader offering through our strategic partners. As a result, our revenue and financial results depend in part on the timely and successful implementation of our partners’ solutions. To the extent our partners’ deliverables are not met in a timely manner or at all, our business and operating results could be adversely affected.

The loss of one or more of our significant customers or a decline in demand from one or more of these customers could harm our business.

Historically, we have relied on a limited number of customers for a substantial portion of our total sales. For example, in 2012, Microsoft, our largest customer for that year, accounted for 10.9% of our revenues. There can be no assurance that such customers will continue to order our products in the same level or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

Our products have a lengthy sales cycle.

Our customers typically use our products to deploy applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle can be further extended for sales made through or with the involvement of third party distributors or partners. We cannot control such delays and cannot control the timing of sales cycles or our sales revenue. Delay in the sales cycle of our products could result in significant fluctuations in our quarterly operating results or difficulty in forecasting revenues for any given period.

We face risks associated with acquisition of businesses and technologies.

We completed the acquisition of Hayes and RepliWeb in December 2013 and September 2011, respectively. As part of our growth strategy, we may continue to evaluate and pursue additional acquisitions of, or significant investments in, other complementary companies or technologies to increase our technological capabilities and expand our product offerings. Future acquisitions and the successful integration of new technologies, products, assets or businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Other risks commonly encountered with acquisitions include disruption of our ongoing business; difficulties in integration of the acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control system; being subject to known or unknown contingent liabilities, including taxes, expenses and litigation costs; and inability to realize expected synergies or other anticipated benefits. We cannot assure you that we will be successful in overcoming these risks or any other problems we may encounter in connection with the Hayes acquisition or other potential future acquisitions. Our inability to successfully integrate the operations of an acquired business and realize anticipated benefits associated with an acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions or other strategic transactions may also result in dilution to our existing shareholders if we issue additional equity securities as consideration and may increase our debt. We may also be required to amortize significant amounts of intangible assets or record impairment of goodwill in connection with future acquisitions, which would adversely affect our operating results.

Severe global economic conditions may materially adversely affect our business.

Our business and financial condition is affected by global economic conditions and their impact on levels of spending by customers, which may be disproportionately affected by economic downturns. For example, starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. More recently, credit and sovereign debt issues have destabilized certain European economies as well and thereby increased global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

We are subject to risks associated with international operations.

We are based in Israel and generate a large portion of our sales outside the United States.  Our sales outside of the United States accounted for approximately 30%, 35% and 29% of our total revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

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

The markets for our software products are intensely competitive and, particularly in the file replication and application release automation markets, also fragmented. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. In the fields of application release automation, web deployment and enterprise file replication, we also compete with providers of open source and freeware solutions, which are substantially less expensive than our solutions. We anticipate continued growth and competition in the software products market. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration market in particular. For example, in July 2011, Informatica Corporation acquired WisdomForce, which engages, among other things, in data replication and loading, and in December 2013, IBM acquired Aspera, which engages, among other things, in the sale of managed file transfer solutions. Consolidation and mergers in our market may result in stronger competition by larger companies that threaten our market positioning.

Our existing and potential competitors, such as IBM, Informatica, Oracle (following the acquisition of Golden Gate), SAP, EPI-USE and HP, who compete with different products or services we offer, may offer or be able to develop software products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

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

We are currently developing new products as well as enhancements and new features to our existing products, and new solutions for cloud computing and other integrated management products. We may not be able to successfully complete the development and market introduction of new products or product enhancements or new features.  If we fail to develop and deploy new products and product enhancements or features on a timely basis or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. For example, in late 2005, we launched Attunity InFocus, and, despite significant investments in developing and marketing of this product, demand was weak and we determined to end the sales of this product in the end of 2008.

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

We had cash and cash equivalents of approximately $16.5 million as of December 31, 2013. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next 12 months, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations.  In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

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

Although our internal control over financial reporting was considered effective as of December 31, 2013, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

            The Sarbanes-Oxley Act of 2002, or SOX, imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a) of SOX have resulted in a devotion of management time and attention to compliance activities, and as we expect to be subject to the auditor attestation requirements of Section 404(b) of SOX starting with the year ending December 31, 2014, these efforts are expected to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, while we expect that our internal control over financial reporting would need to be audited by our independent registered public accounting firm starting the year ending December 31, 2014, such internal control has not and is not currently required to be audited. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

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

As of April 1, 2014, our directors and executive officers beneficially own approximately 19.1% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares upon exercise of outstanding options, warrants and rights and/or substantial future sales of our ordinary shares may depress our share price.

As of April 1, 2014, we had approximately 14.8 million ordinary shares issued and outstanding and approximately 2.0 million of additional ordinary shares which are issuable upon exercise of outstanding employee stock options and warrants. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. Numerous factors, many of which are beyond our control, may cause our market price and trade volume to fluctuate and decrease, including the following factors:

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

Provisions of our articles of association and of Israeli law as well as the terms of compensation of some of our senior management may delay, prevent or make difficult an acquisition of us, which could depress the price of our shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may adversely affect Israel and us. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

Furthermore, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Similarly, Israeli companies are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Our financial results may be adversely affected by currency fluctuations.

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse effect on our results of operations.  We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the Euro, the British Pound Sterling, the Hong-Kong Dollar and the NIS. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. In addition, a large portion of our expenses, principally salaries and related personnel expenses, are paid in NIS.  For instance, during 2013, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses. If the NIS strengthens against the dollar, as it did in 2013, the value of our Israeli expenses will increase. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future.  Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

We have in the past received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Economy (formerly, the Ministry of Industry, Trade and Labor), or the Chief Scientist, for research and development programs that meet specified criteria. Although we have no further obligation to pay royalties to the Chief Scientist in respect of sales of our products, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. In addition, any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, serves as a director of our Company or as our chief executive officer, is generally required to notify the same to the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provides for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History and Details

Attunity Ltd was incorporated under the laws of the State of Israel in 1988 as a company limited by shares.

Our executive headquarters are located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, telephone number (972) 9-899-3000. Our authorized representative and agent in the U.S. is Attunity Inc., our wholly owned subsidiary, which maintains its principal offices at 70 Blanchard Road, Burlington, Massachusetts 01803, telephone number (781) 730-4070.  Our address on the Internet is http://www.attunity.com. The information on our website is not incorporated by reference into this annual report.

We are a leading provider of information availability software solutions that enable access, sharing, replication, management, consolidation and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud.

We began operations in 1989 and, when we went public on NASDAQ in December 1992, our principal products were the APT (Application Programming Tools) product family of software productivity tools, comprised of the APTuser - a production report generator and APTools - a comprehensive software development system.  In 1993, we acquired Attunity Software Services (1991) Ltd. (formerly known as Meyad Computers Company (1991) Ltd.), which owned Mancal 2000 - a financial and logistic application software package. In 1994, we acquired Attunity Inc. (formerly known as Cortex Inc.), which owned CorVision - an application generator for enterprise applications. In 1996, we released Attunity Connect® - a universal data and application access product. In 2004, we released Attunity Stream – a CDC software that captures only the changes made to enterprise data sources with minimal impact on the database systems. In 2005, we released Attunity InFocus – a software platform for workplace - focused composite applications which, since late 2008, we no longer offer. In 2009, we released Attunity Operational Data Replication – a set of solutions that allow the transfer and synchronization of data between heterogeneous databases. In 2011, we acquired RepliWeb, a leading provider of enterprise file replication and managed file transfer technologies, and released Attunity Replicate, a high performance data replication software that enables organizations to accelerate and improve the distribution and sharing of data for enhanced accessibility. In 2013, we raised net proceeds of approximately $18 million in a public offering and acquired Hayes, a leading provider of data replication software for the SAP market.

Recent Major Business Developments

Below is a summary of the major business developments in Attunity since January 1, 2013:

•	On April 2, 2014, we announced the release of Attunity Maestro, a new Big Data management platform.

•	On December 18, 2013, we acquired Hayes, a leading U.S.-based provider of data replication software for the SAP market.

•	On November 26, 2013, we raised net proceeds of approximately $18 million in a public offering.

•	On October 16, 2013, we announced the extension of an OEM distribution agreement with one of the world’s largest business software and hardware systems companies.

•	On September 23, 2013, we announced that we enhanced Attunity Replicate, our data replication platform, to enable fast and easy disaster recovery for Oracle environments.

•
On May 8, 2013, we announced that we have extended our multi-year OEM strategic distribution agreement with one of our partners, a world-leading software and IT corporation, and that, as part of the extension, the new structure of the agreement improves for us the pricing terms for license, support and maintenance revenues.

For a discussion of our principal capital expenditures and divestitures, see Item 5.B " Operating and Financial Review and Prospects –Liquidity and Capital Resources –Principal Capital Expenditure and Divestitures.”

B.	Business Overview

Overview

We are a leading provider of information availability software solutions that enable access, sharing, replication, management, consolidation and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication (Replicate and Gold Client), change data capture (CDC), data connectivity (Attunity Connect), enterprise file replication (EFR), managed-file-transfer (MFT) and cloud data transfer (CloudBeam).

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology (IT) environment. Our software is commonly used for projects such as data warehousing, big data analytics, reporting, migration and modernization, application release automation (ARA), data distribution and cloud initiatives.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of managing data to, from, and between today’s information systems and enable the use of enterprise information where and when needed. Our software includes products for real-time data integration (including data and file replication); test data management; ARA (a process that automates the deployment and upgrade of custom applications and web content across various stages of the application and content lifecycle); and managed file transfer, or MFT (a process that allows organizations to secure and automate business-to-business information exchanges over standard internet connections). In addition, we offer a software as a service, or SaaS, based platform with a portfolio of services to enable cloud data loading and replication.

Our software solutions have been deployed at thousands of organizations worldwide across all industries, including government, financial services, healthcare, oil and gas, manufacturing, retail, pharmaceuticals, and the supply chain industry. Over the years, our company and products have also won a number of awards for ingenuity, performance and innovation, including the following recent awards:

•	In December 2013, our Attunity Replicate data replication software was named to the List of the Trendsetting Products in Data for 2014 by DBTA Magazine;

•	In September 2013, Info-Tech Research Group named Attunity as ‘Top Innovator’ and awarded us the ‘Trend Setter Award’ for Managed File Transfer (MFT);

•	In June 2013, DBTA Magazine named Attunity ‘One of the Most Important Companies in Data Today’; and

•
In April 2013, CRN Magazine selected Attunity as a ‘Big Data 100 Company’ in its annual list recognizing the most innovative technology vendors that offer products and services to help businesses manage Big Data.

We are not responsible for any of these awards or the entities that award them.

Through distribution, OEM agreements and strategic relationships with global-class partners such as Microsoft, Oracle, IBM, HP, EMC and Amazon Web Service (AWS), our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including government, healthcare, financial services, insurance, oil & gas, manufacturing, retail, pharmaceuticals and the supply chain industry.

Our products and services are sold through direct sales and support offices in the United States, the United Kingdom, Hong Kong and Israel, as well as through distributors and local partners in several countries in Europe as well as in Japan, South Korea, Taiwan, Singapore, and South and Central America.

The Market Opportunity and Our Solutions

We believe that the world of IT data infrastructure is undergoing a significant change, one that enables very large information assets to be accessible in a timely manner, reaching more users through more applications and devices. This new paradigm in information access requires support for service-based standards, real-time detection of critical events, and the ability to manage very large quantities of datasets, to which we refer as Big Data. Consequently, our main focus and strategy is to strengthen our position as a leading provider of real-time data integration, replication and test data management, which are all enabling technologies.

In 2009, we expanded our product offering to target the data replication market, an important segment of the data integration market that enables the real-time availability and consistency of data across heterogeneous databases. Specifically, we focused on what we call Operational Data Replication, or ODR, software solutions, which are designed to make information available to support operational business intelligence. We have since expanded on our technology to support a variety of mission-critical data initiatives. Based, among other things, on market studies and inputs from our customers and prospects, we believe that the need for heterogeneous data integration and replication will continue to increase with the adoption of cloud computing and Hadoop (an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware), as organizations start to manage data both in on-premises data centers and in cloud-based systems. In this respect, we focus on high-speed bulk data transfer and CDC capabilities to support both environments. In September 2011, we acquired RepliWeb, which allows us to offer an extensive data and content replication platform for enterprise data centers and the cloud. In December 2013, we acquired Hayes, which allows us to offer SAP users, through our Gold Client® suite of solutions, a flexible and reliable solution for selecting and moving targeted volumes of data from and between SAP applications and data warehouses, including SAP HANA (SAP's in-memory Big Data platform designed to fulfill the increasing demand for real-time analytics).

We believe that our suite of software solutions and services responds to the market need we identified by providing the following key benefits:

•
our solutions allow organizations to select, access, detect, notify and act upon changing data and critical business events in real-time, and realize the full benefits of being a ‘real-time enterprise’;

•
our solutions simplify the growing, complex maze of different database systems, platforms, versions and hardware, on-premises and in the cloud, reducing the costs of interconnectivity and opening up the opportunity for new and more valuable cross-system applications;

•
our solutions empower organizations to manage all types of data structure, across substantially  all network environments, and throughout commercially-relevant business applications and computing environments; and

•
our solutions enable real-time availability of data required to support business intelligence, analytics, and operations, a requirement that is now a common enabler for improved efficiencies and competitive advantage.

Our Strategy

The key elements of our strategy to achieve our objectives include:

•
Extend our Product Leadership. Our flexible, open and standards-based architecture extends integration opportunities into more business applications and enterprise computing environments, including cloud computing. Our goal is to provide the most comprehensive and reliable suite of data management and integration solutions for enterprise data centers and cloud environments that accelerate information access and movement, improve system uptime and reduce operational overhead and complexities.

•
Expand Our Selling Capabilities. We market and sell our products in the U.S, the U.K, Europe, Asia-Pacific regions, the Middle East and Latin America through direct sales, OEM, reseller and distributor channels. We intend to expand our sales channels in those territories and seek to enter into agreements with new OEMs and other indirect channels.

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that use it in their data centers and cloud environments to enable Big Data analytics, data integration, business intelligence, release automation and file replication. We believe that our software is well positioned to meet the new and fast-growing markets of Big Data and cloud computing (including cloud data warehousing, analytics, the "Industrial Internet of Things”, Hadoop-based environments, cloud data archiving, and disaster recovery), adding value to customers with new solutions as these markets evolve. We intend to capitalize upon these opportunities by marketing our software and services to companies with real-time information needs.

•
Increased Penetration of Our Existing Customer Base. Over the years, our different software solutions were licensed to over 2,500 customers worldwide and that base continues to grow. This large installed base affords us a unique opportunity for cross-selling our expanded product offering and future software solutions. By way of example, through our acquisition of Hayes, we are now in a position to cross-sell and up-sell our solutions to existing customers who leverage SAP software. Since enterprises today are largely heterogeneous and SAP is one of the largest Enterprise Resource Planning (ERP) vendors in the world today, we believe there is significant opportunity to grow our business in this area.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software with the complementary products and services provided by other organizations. We plan to extend our existing strategic relationships and develop new alliances with leading global software providers, equipment manufacturers, application service providers, systems integrators and value-added resellers, in order to extend the functionality of our software and increase sales. We have strategic relationships with global-class partners such as Microsoft, IBM, Oracle, HP, EMC, AWS, SAP and CenturyLink, Inc. (Savvis), where our software is sold as a complementary product to their product line, or embedded within their own products.  We intend to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

•
Pursue Strategic Acquisitions and Investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our software products and service offerings.  For instance, in September 2011, we completed the acquisition of RepliWeb, a provider of enterprise file replication and managed file transfer technologies, and in December 2013 we acquired Hayes to expand our capability to select and replicate SAP and SAP HANA data.

Products

Our software offering currently consists of the following key products:

Attunity Maestro

Attunity Maestro, which we launched in April 2014, is an enterprise-class information flow management and automation platform, integrating mission-critical data. The solution accelerates and orchestrates data transmission and deployment processes of Big Data and other large-file assets throughout global data center and cloud environments.  Maestro is designed to meet the needs of a diverse portfolio of users like IT Operations, "lines of business" and risk management teams, and to provide controls for defining, executing, managing and auditing all transaction and automation initiatives. The key features of Attunity Maestro are:

•	Cascading, distrribution and consolidation;

•	Central monitoring and management for Attunity products; and

•	Process flow designer.

Attunity Replicate®

Attunity Replicate is a high-performance data replication software, which we believe enables organizations to accelerate and reduce the costs of distributing, sharing and ensuring the availability of data for meeting business operations and business intelligence needs. Using Attunity Replicate, organizations can load data efficiently and quickly to operational data stores/warehouses; create copies of production databases to enable operational reporting; offload queries from operational systems to reduce load and impact; facilitate zero-downtime migrations and upgrades; and distribute data across data sources/centers. Instead of relying on a complex, resource-intensive ETL (Extract, Transform and Load) process which moves data in batches, Attunity enables ELT with a simple yet powerful GUI (Graphic User Interface) expediting the traditionally-slow process of data provisioning. The key features of Attunity Replicate are:

•	Complete automation and optimized high-performance database replication, including database schema, data and changes;

•	Simplified user experience delivering a "Click-2-Replicate" solution, which means it allows the user to simplify and automate the implementation of end-to-end data replication; and

•	Heterogeneous replication supporting many types of source and target databases, including cloud.

Attunity CDC

Attunity CDC captures and delivers the changes made to enterprise data sources to a destination database. Given the exponential growth rates of transactional data year-on-year, and the increasing demands for businesses to work with ever more timely information, streaming changed-data to applications and messaging systems has become a critical component of the modern ‘real-time enterprise’. Using Attunity CDC, we believe organizations can significantly improve the movement of enterprise operational data in real-time to data warehouses and data marts; significantly improve the efficiency of ETL, processes, synchronize data sources; and enable event-driven business activity monitoring and processing. Attunity CDC provides agents that non-invasively monitor and capture changes to enterprise data sources. Changes are delivered in real-time or consumed as required using standard interfaces. The key features of Attunity CDC are:

•	Real-time capture of changes from most data sources, including Oracle and SQL Server, as well as legacy systems such as mainframe, HP NonStop, and HP OpenVMS;

•	Structured Query Language (SQL)-based change delivery for ETL and data-oriented applications;

•	Extensible Markup Language (XML)-based change delivery for Enterprise Application Integration, or EAI, and message-oriented applications;

•	Simple installation and fast configuration using wizard-based GUI; and

•	Auditing and recoverability.

Attunity Connect®

Attunity Connect is a suite of pre-built adapters to mainframe and enterprise data sources. It is designed to provide seamless access to legacy data for business intelligence and enterprise portals, build .NET and J2EE (Java 2 Enterprise Edition) applications that interoperate with legacy systems, and EAI initiatives. Attunity Connect resides natively on the data server to provide standard, service-oriented integration (SQL, XML, and Web based services) to a broad list of data sources on platforms ranging from Windows and UNIX to HP NonStop and Mainframe. With robust support for metadata, bi-directional read/write access and transaction management, Attunity Connect simplifies and reduces the cost of legacy integration. The key features of Attunity Connect are:

•	Standard, service-oriented interfaces (SQL, XML, Web services);

•	Comprehensive pre-built adapter library on virtually any platform;

•	Transactional read/write integration;

•	Query governing;

•	Enterprise class scalability, reliability and performance;

•	Certified with leading Business intelligence (BI) and EAI products; and

•	Simple installation and fast configuration using wizard-based GUI.

Attunity Managed File Transfer (MFT)

Attunity MFT is a file transfer management solution that allows organizations to secure and automate business-to-business information exchanges over standard internet connections. Attunity MFT delivers security policy enforcement, auditing, inspection policies, routing, and accelerated transfers of large-file payloads across each stage of the file transfer process. The key features of MFT are:

•
Secure two–tier demilitarized zone architecture (a physical or logical separation between internal and external network or computing environments, which helps organizations address regulatory, compliance and information security requirements);

•	Ability to address user, server and application-driven file transfer processes;

•	Support for most commercial encryption and security policies; and

•	Rich application programming interface, or API, that supports extensive inspection policies and file routing.

Attunity for EFR

Attunity for EFR is a heterogeneous file system and storage replication solution, optimized for Wide Area Network (WAN) infrastructures. The solution provides organizations with widely distributed (global/regional/local) operations, a highly reliable and fast way to replicate, mirror, backup and/or migrate unstructured data. The key features of Attunity for EFR are:

•	Comparative snap-shot technology enabling delta only replication;

•	Accelerated WAN transfer engines;

•	Extensive file and content include/exclude definitions; and

•	Real-time replication engines for Windows server environments.

Attunity for ARA

Attunity for ARA is an ARA and Web deployment solution for Windows (.NET & SharePoint), UNIX and Linux applications and web infrastructures. The product is used by IT operations, application development and content/marketing teams to manage and automate the deployment of applications and digital content across on-premise and cloud-based servers. The key features of Attunity for ARA are:

•	Robust automation and scheduling engines;

•	End-to-end auditing and reporting of managed processes; and

•	One-click rollback of applications, content & configurations.

Attunity Gold Client®

Attunity Gold Client Solutions is our replication software for data management within SAP environments. Businesses around the world choose Gold Client Solutions to maximize the value of their investments in SAP, by reducing enterprise storage requirements, improving the quality and availability of test data, restoring development integrity, and ensuring data security. Using Gold Client Solutions, customers can quickly select and copy subsets of only relevant data from production or non-production sources to non-production targets, with options to simultaneously scramble sensitive data and keep data subsets in sync across systems. Gold Client Solutions reside natively in the SAP application layer and supports a broad list of SAP applications, including ERP, BW, HR, CRM, SRM, GTS and SAP HANA. The key features of Gold Client are:

•	Replicating data with all relevant data, exactly as it exists in the source;

•	Providing flexible selection methods allow any criteria to identify data for replication;

•	Creating smaller, fully functional clients;

•	Migrating select data to new or existing environments, on premise or in cloud;

•	Simultaneously copying relevant data on multiple SAP applications;

•	Protecting sensitive data at export with extensive, extendable transformation rules; and

•	Selectively deleting unwanted data in non-production systems.

Attunity CloudBeam

Attunity CloudBeam is our fully-managed data transfer SaaS-based platform that is designed to move data to, from, and between on-premises and cloud environments quickly, reliably and affordably. We believe Attunity CloudBeam helps users to realize the value of cloud computing by alleviating the challenges of uploading and managing the transmission of Big Data, also known as the "Big Data bottleneck," as well as address other infrastructure maintenance challenges. Supporting AWS cloud storage services, Attunity CloudBeam facilitates solutions such as loading data for analytics in the cloud, disaster recovery, content distribution, and cloud migrations. The key features of Attunity CloudBeam are:

•	Automation – provides robust scheduling of data transfer processes, including continuous synchronization. The command line interface also enables application level automation;

•	Acceleration – high-performance movement of very large files and large numbers of files to, from, and between on-premises and cloud environments;

•	Manageability – enables user to manage cloud data movement without the overhead of building and maintaining cloud infrastructure;

•	Reliability – provides comprehensive audited and recoverable file transfers;

•	Security – encrypts all transfers to ensure data is not tampered with or viewed inappropriately; and

•	Affordability – subscription-based services enable customers to pay based on usage.

Sales and Marketing

Our products and services are sold through both direct and indirect channels, including distributors, VARs and OEM partners.

We maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel.  In several countries in Europe, as well as in Japan, South Korea, Taiwan, Singapore, and South and Central America, we distribute our products through independent distributors. Our field force (including marketing, sales, technical pre-sales and support personnel) as of December 31, 2013 was comprised of 40 persons in North America, 11 persons in Europe, the Middle East and Africa and 3 persons in the Asia Pacific region.

Over the course of the past several years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors, resellers, VARs, OEMs, system integrators and managed service providers as well as with other business partners, such as EMC and HP Vertica. We entered into a number of OEM, VAR  and/or reseller agreements with Microsoft, IBM, Oracle, HP, Business Objects (owned by SAP), CenturyLink, Inc. (Savvis) and other enterprise software vendors and integrators. For example, in February 2011, we announced that we had entered into an OEM agreement with Microsoft to provide our ODBC connector in Microsoft's next version of SQL Server. This OEM agreement was in addition to a multi-million dollar OEM agreement with Microsoft to provide our CDC in Microsoft's enterprise edition of SQL Server 2012, which we announced in December 2010. The scope of these OEM agreements is global and it also covers resellers, developers and distributors of Microsoft's SQL Server.

Customer Support Services

We provide the following direct support services to our customers:

Hot-line Support.  We provide technical advice and information on the use of our products.  Our hot-line support is also responsible for publishing technical bulletins and distributing new versions of software and program “patches”. Such hot-line customer support is typically provided through toll-free telephonic support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. We have hot-line operations in the United States, Israel and China. Support is provided via telephone, remote-access and e-mail and, in the case of our Gold Client solutions, also through dedicated website resources that include videos and other documentation. A substantial majority of our customers are covered by support contracts, with, in some cases, services being provided by local subcontractors or resellers.

Training.  We provide classroom and on-site training in the use and, where necessary, implementation, of our products. The courses, which, where appropriate, are also provided as online learning programs, typically include product use education, product troubleshooting and system management.  Our customers receive documentation that includes user manuals, reference manuals, tutorials, installation guides and release notes.

Professional Services.  We offer consulting services and system integration assistance to customers, although most of our products do not require material support in implementation. In respect of our Gold Client solutions, we offer customers professional services for the implementation of the product, including installation assistance of the software, software configuration specific to the SAP application version, custom table analysis, custom configuration when needed, and training.

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

Customers

       Our products are sold directly and indirectly primarily to large and medium-size enterprises in the financial services, healthcare, manufacturing, retail, pharmaceuticals and the supply chain industry, as well as to governmental and public institutions. In addition, our products are sold indirectly through a number of regional resellers and world-class OEM partners, such as Microsoft, IBM, Oracle and HP, as well as other software vendors and integrators.

For the year ended December 31, 2013, no single customer accounted more than 10% of our total revenues. For the year ended December 31, 2012, Microsoft accounted for approximately 10.9% of our total revenues. For the year ended December 31, 2011, Microsoft and another OEM partner accounted for approximately 13.4% and 10.7%, respectively, of our total revenues.

In the past three years, a substantial majority of our license revenues were derived from our connectivity and data replication products whereas the balance of license revenues were derived from our file replication products, which consist of our file replication, MFT and ARA solutions associated with the acquisition of RepliWeb in September 2011.

In 2012 and 2013, a substantial majority of our maintenance and support revenues were derived from both our connectivity and data replication products and file replication products, whereas the balance of our maintenance and support revenues were derived from the Corvision and APTuser products, which are our legacy products. In 2011, a substantial majority of our maintenance and support revenues were derived from our connectivity and data replication products, whereas the balance of our maintenance and support revenues were derived from the file replication products and, to a lesser extent, from our legacy products.

In 2013, 69.6% of our revenues were from the U.S., 13.0% were from Europe, 7.2% were from Israel, 7.0% were from the Far East and 3.2% were from other countries, compared to 65.0%, 14.3%, 8.8%, 5.8% and 6.1%, respectively, in 2012, and 70.7%, 14.4%, 6.2%, 5.7% and 2.8%, respectively, in 2011.

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

We anticipate continued growth and competition in this market and, consequently, the entrance of new competitors into the market or intensified competition, including by way of consolidation. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration market in particular, such as IBM’s acquisition of Aspera (December 2013), Informatica Corporation's acquisition of Wisdom Force (July 2011) and Oracle's acquisition of GoldenGate Software (July 2009). Consolidation and mergers in our market may result in stronger competition by larger companies that threatens our market positioning. New entrants may also include the IT departments of current and potential customers of ours that develop solutions that compete with our products.

Connectivity and Data Replication: The competitors with our connectivity (including CDC) and data replication offering include Oracle (through GoldenGate), Informatica Corporation and IBM.  Our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use, than those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development resources, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources. However, we believe that our connectivity and data replication products are generally competitive in price and features and have certain advantages as compared to competitors’ products.

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

SAP Data Replication and Management: Our competitors in the SAP data replication and management market include major platform vendors, such IBM and SAP itself; global consulting services and software solutions vendors, such as Informatica, EPI-USE and BackOffice; and storage management providers, such as EMC and NetApp. Our competitors in this market enjoy advantages over us in terms of stronger global brand recognition, research and development resources, and sales infrastructure. However, we believe our solutions for SAP data are competitive in their ability to offer a rich portfolio of features and a quick implementation process, and deliver a quick total return on investment.

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

We have obtained trademark registrations in the U.S. for, among others, Attunity®, Attunity Connect®, Attunity Federate®, Attunity Replicate®, RepliWeb®, Better Data®, Smaller Databases®, Data Echo®, Data Recast® and Gold Client®.

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

Our wholly owned subsidiaries act as marketing and customer service organizations in the countries where they are incorporated and in most instances for neighboring countries.  The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our principal operating subsidiaries (direct and indirect):

Subsidiary Name	Country of Incorporation	Ownership Percentage

Attunity Inc.	United States	100%
Attunity (UK) Limited	United Kingdom	100%
Attunity (Hong Kong) Ltd.	Hong-Kong	100%
Attunity Israel (1992) Ltd.	Israel	100%
RepliWeb Inc.	United States	100%
Hayes Technology Group, Inc.	United States	100%

D.	Property, Plants and Equipment

General. Other than the leased properties described below, we do not own or lease any material tangible fixed assets. With respect to encumbrances on our assets, see Item 5.B "Operating and Financial Review and Prospects– Liquidity and Capital Resources – Principal Financing Activities – Credit Line.".

Israeli Leases. Our executive, marketing and sales offices as well as research and development facilities are located in the industrial park of Kfar Saba, Israel. In August 2012, in order to consolidate our two Israeli facilities into one location, we entered into a new lease agreement for the lease of approximately 18,400 square feet in said location. In accordance with the lease, we relocated to these new facilities in mid-March 2013. The lease expires in February 2018 and may be extended for two additional periods of three years each.  The aggregate annual rent for our Israeli facilities in 2013, which was comprised in 2013 of this facility and another facility that we left in mid-March 2013, was approximately $535,000 in 2013, compared with approximately $414,000 in 2012.

North America Leases. We lease approximately 4,200 square feet of office space in Burlington, MA, approximately 2,500 square feet of office space in Coconut Creek, FL, and approximately 4,300 square feet of office space in Buffalo Grove, IL. The aggregate annual rent of these facilities was approximately $155,000 in 2013. In February 2014, we relocated to a new office space in Burlington of approximately 6,000 square feet, for annual rent of approximately $134,000 (which reflects an annual increase in our lease expenses of approximately $28,000).

Leases in Other Locations. We lease office space in Hong Kong and, commencing March 2013, in Chertsey, England. The aggregate annual rent for these premises was approximately $160,000 in 2013 (compared with $126,000 in 2012).

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

Overview

We were founded in 1988 and became a public company in the United States in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of information availability software solutions that enable access, sharing, replication, management, consolidation and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions include data replication (Replicate and Gold Client), CDC, data connectivity (Attunity Connect), EFR, MFT and cloud data transfer (CloudBeam). These solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment. Our software is commonly used for projects such as data warehousing, big data analytics, reporting, migration and modernization, ARA, data distribution and cloud initiatives.

Through distribution, OEM agreements and strategic relationships with global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including government, healthcare, financial services, insurance, oil & gas, manufacturing, retail, pharmaceuticals and the supply chain industry.

Executive Summary

2013 Highlights

In 2013, our total revenues were approximately $25.2 million, compared to $25.5 million in 2012. Our total revenues were comprised of:

•
License revenues that decreased by 7.4% to $13.4 million in 2013, compared to $14.4 million in 2012. The decrease in license revenues mainly resulted from lower than expected sales of our solutions during the first half of 2013 with $5.0 million in license revenues, compared to $7.1 million in the first half of 2012. We attribute this decrease primarily to the generation of fewer marketing leads and a relatively weak execution of sales, both through our direct sales and our OEM partners. In the second half of 2013, we were able to improve our marketing and sales operations and our license revenues grew to $8.4 million, compared to $7.3 million in the second half of 2012. The growth in license revenues in the second half of 2013 was primarily due to an increase in the average size of our deals and in the number of transactions, which we attribute to our expanded sales and marketing initiatives during that period and an increase in license revenues from one of our OEM partners, which we attribute to the modification in the commercial terms of the OEM agreement with such partner; and

•
Maintenance and services revenues that increased by 7.2% to $11.8 million, compared to $11.0 million in 2012. The increase is primarily due to an increase in license revenues generated throughout 2012 that contributed to higher maintenance revenues in the 2013.

Our operating loss for 2013 was $58,000 compared to operating income of $2.5 million for 2012. This change is mainly a result of a $1.9 million increase in sales and marketing expenses, while the total revenues remained at the same level.

Our operating loss contributed to a net loss of $629,000 or ($0.05) per diluted share, compared to a net income of $1.5 million, or $0.12 per diluted share, in 2012.

        In November 2013, we raised net proceeds of approximately $18 million in a public offering of our ordinary shares. We currently intend to continue to use the net proceeds in connection with the execution of our strategic plan, including for expanding our sales, marketing and research and development activities, as well as acquisitions and investments, and for working capital and other general corporate purposes.

In December 2013, we acquired Hayes, a leading U.S.-based provider of data replication software for the SAP market, in consideration for (1) approximately $6.2 million in a combination of cash ($4.5 million) and ordinary shares (185,000 shares) and (2) contingent payments of up to $4.2 million (in a combination of cash and shares) over 2014 and 2015. With this acquisition, we plan to penetrate the SAP market, accessing a new, larger customer base and further establishing Attunity as a leading software vendor for Big Data replication, offering a broader line of solutions that enable data access, sharing and distribution across heterogeneous IT platforms in enterprise data centers and cloud environments. See also in Item 10.C "Material Contracts - Acquisition of Hayes."

We had cash and cash equivalents of approximately $16.5 million as of December 31, 2013 compared with $3.8 million as of December 31, 2012. This increase in our cash position is mainly attributable to approximately $18.0 million raised in the public offering and the exercise of stock options and warrants of approximately $1.1 million. This increase was partially offset by the payment, in April 2013, of $2.0 million to RepliWeb' s former shareholders, as a full and final payment of the contingent consideration payable to them in connection with the acquisition of RepliWeb.

Our shareholders' equity increased to $30.1 million as of December 31, 2013 compared to $9.6 million as of December 31, 2012.

2014 Outlook

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

•
Continued growth of the already large open systems database, or DBMS, market, which is a target market for Attunity with our data replication software solutions. Continued and accelerated growth of the amounts of data stored and managed by organizations; Information immediacy, or the growing need and expectation by business users to have fresh and up-to-date information;

•
The "Industrial Internet of Things," which is a trend that refers to integrating complex physical machinery with networked sensors and software, together with Big Data, and machine-to-machine communication over wide distances, for the purpose of analyzing all of it together (often in real-time), to gain better insights. These insights enable organizations to adjust and optimize operations. This evolving trend may present new opportunities and markets for our solutions;

•	Ongoing extensive growth in unstructured data and a need to deploy, migrate and integrate this data across distributed computing environments and into competent Big Data systems, including Hadoop; and

•
Cloud computing, which is also a relatively new target market for Attunity with our data replication software solutions, and which seems to continue growing significantly, with numerous software vendors, developers and integrators looking to invest substantial resources in this market.

In 2014, we intend to continue to invest in expanding our sales and marketing, developing and marketing new solutions and products, such as our recently announced Attunity Maestro, and enhancing existing solutions and products, including for supporting new markets. We believe that this strategy will enable us to support continued sales growth and enhance market acceptance for our offerings. In particular, we intend to continue to introduce and market several of our new software solutions, such as our optimized data loading solution for Amazon Redshift as well as our SAP replication solution supporting SAP HANA.

Our ability to continue our growth and achieve profitability depends, in part, on the global economy and the growth rates and changes in technology trends in industries in which we operate, as well as the level of market acceptance of our solutions. As such, our results may be adversely affected if there is a further economic slowdown, a decrease in the overall market’s IT spending, a reduction in the capital expenditures by companies in our target markets or a failure of our new products to achieve market recognition.

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

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, we evaluate our estimates and judgments, including, but not limited to those related to (1) revenue recognition; (2) stock-based compensation; (3) liabilities presented at fair value; (4) provisions for income taxes; (5) business combinations; and (6) goodwill and intangible assets. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Under different assumptions or conditions, actual results may differ from these estimates.

We believe that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. We generate revenues mainly from license fees and sub-license fees for the right to use our software products, maintenance, support, consulting and training services.  We sell our products primarily through our direct sales force to customers and indirectly through distributors, OEMs and VARs.  Both the customers and the distributors or resellers are considered end users.  We are also entitled to fees from some of our OEMs and VARs upon the sublicensing of our software to end users. We account for software sales in accordance with Accounting Standards Codification, or ASC, No. 985-605, "Software Revenue Recognition", or ASC No. 985-605.

Revenues from license and services fees are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable.  We usually do not grant a right of return to our customers.

We determine that persuasive evidence of an arrangement exists with respect to a customer when we have a purchase order from the customer, a written contract or an approved quote, which is signed by both us and customer (documentation is dependent on the business practice for each type of customer).

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

Liabilities Presented at Fair Value. The Plenus Right (see Note 8 to our consolidated financial statements) is considered as a derivative and classified as liability in accordance with ASC No. 815-40, "Contracts in Entity's Own Equity", or ASC No. 815-40, and is marked to market at each reporting date. As of December 31, 2013 and 2012 the liability associated with the Plenus Right amounted to $1,093,000 and $730,000, respectively.

We determined the fair value of the Plenus Right taking into account data provided by a third-party valuation specialist who assisted us in estimating the probability of occurrence of events triggering the exercisability of such right and used the Cox, Ross and Rubinstein’s Binomial model for options valuation; however, we are ultimately responsible for determining the value. In the model: (1) the fair value is affected by our share price on the date of issuance as well as other assumptions, including the estimated volatility of our share price over the term of this instrument; and (2) the risk-free interest rate assumption is based upon U.S. Treasury interest rates appropriate for the term of this instrument. We use the historical volatility of our ordinary shares in order to estimate future share price trends and our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

Provisions for Income Taxes. We are subject to income taxes in Israel, the United States and a number of other foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC No. 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax expense or benefit as the largest amount that is more than 50% likely of being realized upon settlement.

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

We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2013 and 2012 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 13 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes.

Our income tax may be subject to audits by the tax authorities which may result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Business Combinations. We account for business combinations in accordance with ASC No. 805, “Business Combinations”, or ASC No. 805. ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In addition, we expense acquisition-related expenses as they are incurred. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require our management to make significant estimates and assumptions, especially with respect to intangible assets.

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

In connection with purchase price allocations, we estimate the fair value of the maintenance and support obligations assumed in connection with acquisitions. The estimated fair value of the maintenance and support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. See Note 3 to our consolidated financial statements for additional information on accounting for our recent acquisitions.

Goodwill and Intangible Assets. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed.

We review goodwill for impairment at least annually on December 31st or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We test goodwill using the two-step goodwill impairment process in accordance with ASC 350, "Intangibles-Goodwill and Other". The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step will be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. As of December 31, 2013, no impairment of goodwill has been identified.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2013, 2012 and 2011, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

On September 19, 2011, we completed the acquisition of RepliWeb, which is described elsewhere in this annual report. As a result of this transaction, the revenues and expenses of RepliWeb are consolidated with our results of operations starting September 19, 2011. The assets and liabilities of RepliWeb are consolidated with our balance sheet as of December 31, 2011.  See Note 3 to our consolidated financial statements included in this annual report.

On December 18, 2013, we completed the acquisition of Hayes, which is described elsewhere in this annual report, including in Item 10.C "Material Contracts - Acquisition of Hayes." As a result of this transaction, the revenues and expenses of Hayes are consolidated with our results of operations starting December 18, 2013. The assets and liabilities of Hayes are consolidated with our balance sheet as of December 31, 2013.  See Note 3 to our consolidated financial statements included in this annual report.

	Year Ended December 31, (U.S. dollars in thousands)
	2013		2012		2011
Software licenses	53%	13,364	57%	14,437	54%	8,140
Maintenance and services	47%	11,833	43%	11,042	46%	7,029
Total Revenues	100%	$25,197	100%	$25,479	100%	$15,169
Operating expenses:
Cost of software licenses	3%	$748	3%	831	4%	563
Cost of maintenance and services	5%	1,384	6%	1,525	6%	890
Research and development	31%	7,756	30%	7,748	33%	4,960
Selling and marketing	47%	11,793	39%	9,833	39%	5,851
General and administrative	14%	3,574	12%	3,024	19%	2,835
Total operating expenses	100%	25,255	90%	22,961	100%	15,099
Operating income (loss)	*	(58)	10%	2,518	*	70
Financial expenses, net	2%	627	5%	1,241	8%	1,284
Income / (loss) before tax on income	(3)%	(685)	5%	1,277	(8)%	(1,214)
Income tax benefit	( *)	(56)	(1)%	(209)	(3)%	(399)
Net income (loss)	(2)%	$(629)	6%	$1,486	(5)%	$(815)

                * Less than 1%

Comparison of Years Ended December 31, 2013, 2012 and 2011

Revenues. Our revenues are derived primarily from software licenses, maintenance and services. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - Revenue Recognition” above.

The following table provides a breakdown of our revenues by type of revenues, relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2013		2012		2011		Percent change 2013 vs. 2012	Percent change 2012 vs. 2011
Software licenses	$13,364	53%	$14,437	57%	$8,140	54%	(7)%	77%
Maintenance and services	11,833	47%	11,042	43%	7,029	46%	7%	57%
Total	$25,197	100%	$25,479	100%	$15,169	100%	0%	68%

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues),  relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands(:

	2013		2012		2011		Percent change 2013 vs. 2012	Percent change 2012 vs. 2011
United States	$17,529	69.6%	$16,568	65%	$10,729	70.7%	6%	54%
Europe	3,265	13.0%	3,646	14.3%	2,191	14.4%	(10)%	66%
Israel	1,818	7.2%	2,234	8.8%	948	6.2%	(19)%	136%
Far East	1,774	7.0%	1,478	5.8%	869	5.7%	20%	70%
Other	811	3.2%	1,553	6.1%	432	2.8%	(48)%	259%
Total	$25,197	100%	$25,479	100%	$15,169	100%	(1)%	68%

In 2013, our total revenues were approximately $25.2 million, compared to $25.5 million in 2012. Total revenues were comprised of:

•
License revenues that decreased by 7.4% to $13.4 million in 2013, compared to $14.4 million in 2012. The decrease in license revenues mainly resulted from lower than expected sales of our solutions during the first half of 2013 with $5.0 million in license revenues, compared to $7.1 million in the first half of 2012. We attribute this decrease primarily to the generation of fewer marketing leads and a relatively weak execution of sales, both through our direct sales and our OEM partners. In the second half of 2013, we were able to improve our marketing and sales operations and our license revenues grew to $8.4 million, compared to $7.3 million in the second half of 2012. The growth in license revenues in the second half of 2013 was primarily due to increase in the average size of our deals and in the number of transactions, which we attribute to our expanded sales and marketing initiatives during that period and an increase  in license revenues from one of our OEM partners, which we attribute to the modification in the commercial terms of the OEM agreement with such partner; and

•
Maintenance and services revenues that increased by 7.2% to $11.8 million, compared to $11.0 million in 2012. The increase is primarily due to an increase in license revenues generated throughout 2012 that contributed to higher maintenance revenues in the 2013.

In 2012, total revenues increased by approximately 68% to $25.5 million from $15.2 million in 2011. This increase was primarily attributable to the 77% increase in license revenues and a 57% increase in maintenance and services revenues.  The 77% growth in license revenues between 2011 and 2012 was primarily due to (1) the acquisition of RepliWeb in September 2011 and the full consolidation of its operating results with our results of operations in 2012; and (2) the launch in the fourth quarter of 2011 and market acceptance of Attunity Replicate with first sales starting in the second quarter of 2012, resulting also in an increase in the average size of our deals. The $4.0 million increase in maintenance and service revenues in 2012 compared to 2011, reflecting a 57% growth, was also primarily due to the acquisition of RepliWeb and the full consolidation of its operating results with ours.

While our revenues increased between 2011 and 2013 primarily in the United States, where revenues increased from approximately $10.7 million in 2011 to $16.6 million in 2012 and to $17.5 million in 2013, the change in our revenues is primarily related to the aforesaid factors, rather than a specific demand for our products in any region. We have, however, witnessed a growing demand for our products in the Far East, where revenues increased from approximately $0.9 million in 2011 to $1.5 million in 2012 and to $1.8 million in 2013.

Cost of Revenues.  Cost of software license revenues consists of amortization of core technology acquired and royalties to a third party. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead.

The following table sets forth a breakdown of our cost of revenues between license and maintenance and services for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2013	2012	2011	Percent change 2013 vs. 2012	Percent change 2012 vs. 2011
Cost of software licenses	$748	$831	$563	(10.0)%	47.6%
Cost of maintenance and services	1,384	1,525	890	(9.2)%	71.3%
Total	$2,132	$2,356	$1,453	(9.5)%	62.1%

Our cost of revenues decreased to approximately $2.1 million in 2013 from approximately $2.4 million in 2012. This decrease is mainly due to (1) a decrease in amortization of capitalized software development expenses from $160,000 in 2012 to zero in 2013 and (2) a decrease of approximately $113,000 in our employee related costs. This decrease was partially offset by an increase of approximately $88,000 in amortization of acquired intangible assets.

Our cost of revenues increased to approximately $2.4 million in 2012 from approximately $1.5 million in 2011. This increase is mainly due to (1) $0.4 million in additional support personnel related costs that were incurred in connection with the acquisition of RepliWeb, (2) an increase in amortization of intangible assets of approximately $0.2 million associated with the acquisition of RepliWeb, and (3) an increase in commissions and benefits as associated with the increase in license revenues of approximately $0.3 million.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2013	2012	2011	Percent change 2013 vs. 2012	Percent change 2012 vs. 2011
Research and development	$7,756	$7,748	$4,960	0.1%	56.2%
Selling and marketing	11,793	9,833	5,851	19.9%	68.1%
General and administrative	3,574	3,024	2,835	18.2%	6.7%
Total	$23,123	$20,605	$13,646	12.2%	51%

Research and Development.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs.

Total R&D costs remained at the same level with $7.8 million in 2013, compared to $7.7 million in 2012. In 2013, our employee related costs, including stock-based compensation expenses, decreased by approximately $128,000 compared to 2012. This decrease was offset by an increase of $134,000 in rent expenses.

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

Selling and marketing expenses increased by approximately 20% to $11.8 million in 2013 from $9.8 million in 2012. This increase is primarily due to (1) an increase of approximately $1.0 million in costs related to the expansion of our sales and marketing teams (from 33 employees as of December 31, 2012 to 54 employees as of December 31, 2013) during 2013, consistent with our strategy to increase our global footprint,  (2) additional investment in marketing activities of approximately $450,000 to support this expansion, and (3) related expenses that resulted in an increase of $410,000 in travel and rent expenses.

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

General and administrative expenses increased by approximately 18% to $3.6 million in 2013 from $3.0 million in 2012. The increase is primarily attributable to expenses associated with the acquisition of Hayes that amounted to $0.5 million.

General and administrative expenses increased by approximately 7% to $3.0 million in 2012 from $2.8 million in 2011.  The increase was primarily attributable to the consolidation of RepliWeb’s operating results.

Operating Income.  Based on the foregoing, our operating income decreased from approximately $2.5 million in 2012 to an operating loss of $58,000 in 2013. In 2011, we had an operating income of $70,000.

 Financial Expenses, Net. In 2013, we had net financial expenses of $627,000 compared to approximately $1.2 million in 2012. This decrease is attributed mainly to an expense of $717,000 that we recorded in 2012 related to the conversion and repayment of the Convertible Notes and the loan to us from Plenus during 2012, resulting in no financial expense in 2013. In addition, the financial expenses associated with the $2.0 million contingent milestone payment due in connection with the RepliWeb acquisition were approximately $66,000 in 2013, compared to $265,000 in 2012. This decrease in financial expenses was partially offset by an increase in financial expense of (1) approximately $140,000 that was attributed to a revaluation of the Plenus Right presented at fair value, and (2) approximately $90,000 associated with increase of expenses associated with exchange rate differences (mainly due to the revaluation of the NIS in relation to the dollar in 2013).

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

In 2012, approximately $0.7 million of financial expenses was attributed to the increase in the valuation of certain outstanding warrants and the conversion features of the Convertible Notes, as well as an increase in the valuation of the Plenus Right, compared to approximately $0.6 million for the same items in 2011. In general, for as long as these securities contained anti-dilution and price protection features, any change in our share price would lead to recognition of financial income (in the event of decrease of our share price) or financial expense (in the event of increase of our share price) in accordance with ASC No. 815-40, which could have an impact on our results of operations. During 2011, we were able to secure waivers from the price protection provisions from the holders of most of the warrants and Convertible Notes, which waivers partially mitigated the aforesaid impact of fluctuations in our share price over our financial income or expense starting with the first quarter of 2011. During 2012, we were able to secure waivers from the price protection provisions from the remaining holders of these securities. See also note13 to our consolidated financial statements included elsewhere in this annual report.

Taxes on Income. The corporate tax rate in Israel was 25% for 2013, compared with 25% in 2012 and 24% in 2011.

Income tax benefit for 2013 was $56,000 compared to $209,000 in 2012 and $399,000 in 2011. The net change mainly relates to changes in deferred tax assets and liabilities with respect to acquired intangible assets and tax loss carryforwards.

For additional details regarding our income taxes, see also note 13 to our consolidated financial statements included elsewhere in this annual report and "Item 10E – Taxation – Israeli Tax Considerations.”

Impact of Currency Fluctuations and of Inflation

Our financial results may be negatively impacted by foreign currency fluctuations and inflation.

Except as set forth below, foreign currency fluctuations and the rate of inflation did not have a material impact on our financial results in the past three years.

In 2013, the revaluation of the dollar in relation to the NIS increased the dollar reporting value of our operating expenses by approximately $0.7 million for that year compared with 2012. Since the beginning of 2014, we have been engaged in several currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements. As of December 31, 2012 and 2013, we had outstanding currency options in the total amount of approximately $0.5 million and $0, respectively, because the options outstanding as of December 31, 2012 expired in various dates until June 2013.

For additional details, see Item 11 "Qualitative and Quantitative Disclosures about Market Risk" below.

B.	Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated by operations, equity investments in private placements, short-term loans and, until mid 2012, borrowings under loans from Plenus and the Convertible Notes. Most recently, in November 2013, we also raised proceeds in a public offering, as described below.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. Cash and cash equivalents are held primarily in U.S. dollars and NIS.

Principal Financing Activities

In the past two years, we have engaged in several financing activities designed to improve our cash position, including restructuring of our borrowings, as follows:

Public offering. On November 26, 2013, we closed a firm commitment underwritten public offering of 2,852,000 ordinary shares (including 372,000 ordinary shares issued to the underwriter upon full exercise of its over-allotment option), at a public offering price of $7.00 per share. The net proceeds for us were approximately $18.0 million.

Credit Line. In August 2012, we secured a short-term line of credit of approximately $1.0 million from an Israeli bank. Draws under the credit line bear interest, most of which at the bank’s cost of funds plus a margin of 3.0%. As of December 31, 2013, we have drawn approximately $0.5 million under the credit line to support the bank guarantees we granted in connection with our Israeli office lease. The credit line is scheduled to expire in April 2014 and we have determined not to renew such facility. In order to secure our obligations to the bank, we granted to the bank, among others, a first priority floating charge on all of our assets, which pledge will be removed as part of the termination of such facility.

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

The Prepayment Offer expired on January 31, 2012. On July 29, 2012, the holders, in the aggregate, of the remaining Convertible Notes in the principal amount of approximately $0.2 million, converted their Convertible Notes into a total of 92,743 ordinary shares at a conversion price per share of $2.48.  For additional details, see Item 7.B “Related Party Transactions –Convertible Notes.”

Working Capital and Cash Flows

As of December 31, 2013, we had $16.5 million in cash and cash equivalents, compared to $3.8 million in cash and cash equivalents as of December 31, 2012. The increase is mainly due to the proceeds raised in the public offering and proceeds we received from exercises of warrants and stock options.

During 2012, the entire principal amount then outstanding (including interest accrued thereon) under the Convertible Notes and the Plenus Loan was fully repaid. As such, as of December 31, 2012 and 2013, we did not have any third-party debt other than the short-term credit line described above. As of December 31, 2013, our working capital amounted to $12.3 million, compared to a deficit of $3.0 million as of December 31, 2012.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands(:

	2013	2012	2011
Net cash provided by operating activities	$262	$1,942	$4,249
Net cash provided by (used in) investing activities	(4,826)	54	(2,685)
Net cash provided by (used in) financing activities	17,322	363	(947)

Net cash provided by operating activities was $262,000 in 2013, compared to approximately $1.9 million in 2012 and $4.3 million in 2011. The decrease from 2012 to 2013 is mainly attributed to a decrease in net income as compared to 2012. The decrease from 2011 to 2012 is primarily due to the payment in the aggregate amount of $3.9 million we received from Microsoft during 2011.

Net cash used in investing activities in 2013 was approximately $4.8 million, compared to net cash provided by investing activities in 2012 of $54,000 and net cash used in investing activities of $2.7 million in 2011. The change between 2013 and 2012 is attributable mainly to cash paid, of $4.1 million in connection with the acquisition of Hayes in December 2013 and our relocation to new office space in Israel during the first quarter of 2013, which resulted in capital expenditures in the amount of approximately $0.7 million. The change between 2012 and 2011 is mainly attributable to $2.4 million of cash used in 2011 in connection with the acquisition of RepliWeb during that year.

Net cash provided by financing activities in 2013 was $17.3 million, compared to net cash provided by financing activities of $363,000 in 2012 and net cash used in financing activities of $1.0 million in 2011. The increase between 2012 and 2013 is mainly due to net proceeds of approximately $18.0 million raised in the public offering and proceeds of approximately $1.1 million we received from exercises of warrants and stock options during 2013 (compared to proceeds of approximately $0.6 million we received from exercises of warrants and stock options in 2012). This increase was partially offset by the payment, in April 2013, of $2.0 million to RepliWeb's former shareholders, as a full and final payment of the contingent consideration payable to them in connection with the acquisition of RepliWeb. The change between 2011 to 2012 is attributable mainly to repayments of loans of $0.3 million in 2012, compared to $1.3 million in 2011, and to proceeds we received from exercises of warrants and stock options in the aggregate amount of approximately $0.6 million in 2012, compared to $0.3 million in 2011.

Principal Capital Expenditure and Divestitures

During 2013, our capital expenditures totaled approximately $663,000 (compared to $308,000 during 2012 and $161,000 during 2011), most of which were used for leasehold improvements and the purchase of equipment and furniture in connection with our relocation to new offices in Israel and for the purchase of computer equipment.  Other than future capital expenditures in connection with the purchase of computers and licensee software and consistent with the amounts described in 2013, we have no significant capital expenditures in progress. We did not affect any principal divestitures in the past three years.

Outlook

Currently, our principal commitments consist of (1) liability for the contingent payments due to Hayes former shareholders in the amount of up to $4.2 million (presented in our consolidated financial statements at present value of approximately $3.2 million), which, if earned, is payable in March 2015 and 2016, and (2) a short-term credit line of up to $1.0 million. See also Item 5.F "Tabular Disclosure of Contractual Obligations."

In light of our cash balances and other factors, including our ability to generate cash from operations, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than the next twelve months.

C.	Research and Development, Patents and Licenses, etc.

The software industry is characterized by rapid product changes resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation.  We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases.  Research and development activities for all products principally take place in our research and development facilities in Israel and in Illinois. As of December 31, 2013, we employed 58 persons in research and development.

We have committed substantial financial resources to our research and development efforts. During 2013, 2012 and 2011, our research and development expenditures were $7.8 million, $7.7 million and $5.0 million, respectively.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2013:

Contractual Obligations	Payments due by Period (U.S. dollars in thousands)
	Total	Less than 1 year*	1-3 Years	3-5 Years	More than 5 Years
Severance pay obligation (1)	1,095	--	--	--	--
Operating lease obligations (2)	4,324	1,224	1,852	1,165	83
Hayes payment obligation (3)	3,280	--	3,280	--	--
Total (4)	$8,669	$1,224	$5,132	$1,165	$83

* For 2014.

(1) Severance payments of $4,328 are payable only upon termination, retirement or death of the respective employee. Of this amount, $1,095 is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(r) to our Consolidated Financial Statements.

(2) Includes rent expenses of approximately $3,936 related to our leased facilities for the next six years.

(3) Represents the fair value of contingent payments of up to $4,200 in the aggregate payable in March 2015 and 2016 to former Hayes shareholders.

(4) As of December 31, 2013, these figures exclude (1) $82 for an accrual for uncertain income tax position under ASC No. 740 “Income Taxes,” which is paid upon settlement because we are unable to reasonably estimate the ultimate amount or timing of settlement (see Note 2(k) of our consolidated financial statements included elsewhere in this annual report), and (2) $1,093 for liabilities presented at fair value associated with the Plenus Right because we are unable to reasonably estimate the ultimate amount of, or timing of payment for, such Plenus Right (see Note 8 of our consolidated financial statements included elsewhere in this annual report).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following lists the name, age, principal position and a biographical description of each of our directors and senior management.

Name	Age	Director Since	Position with the Company
Shimon Alon	64	2004	Chairman of the Board of Directors and Chief Executive Officer
Dror Harel-Elkayam	46	- -	Chief Financial Officer and Secretary
Erez Zeevi	48	- -	Vice President, Research and Development and Worldwide Support
Dov Biran	61	2003	Director
Dan Falk (1) (2)	69	2002	Director
Tali Alush-Aben (1) (2)	50	2008	Outside Director
Ron Zuckerman	56	2004	Director
Gil Weiser (1) (2)	72	2010	Outside Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd., Ormat Technologies Inc., Nova Measuring Systems Ltd., and the Chairman of the Board of Directors of Orad Hi-Tech Systems Ltd. He holds a B.A degree in economics and political science and an M.B.A. degree, both from the Hebrew University, Jerusalem.

Tali Alush-Aben has been an outside director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben is also a member of the board of directors of Vizrt Ltd. She holds a B.Sc. degree in mathematics and computer science and an M.B.A. degree, both from Tel-Aviv University.

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

Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members.  Our Board of Directors is currently composed of six directors (including the two outside directors).  Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us. In accordance with the Companies Law, the concurrent office of Mr. Alon as both our Chairman and Chief Executive Officer for a term of three years was approved by our shareholders in December 2011.

Messrs. Alon, Biran, Falk and Zuckerman will serve as directors until our annual general meeting of shareholders in 2014. Ms. Alush-Aben was elected as an outside director in December 2011 for a three-year term, until our 2014 annual general meeting of shareholders. Mr. Weiser was re-elected as an outside director in December 2013 for a three-year term, until our annual general meeting of shareholders in 2016.

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

General

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2012 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2012	$948,000	$152,000
2013 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2013	$1,023,000	$163,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

In accordance with the approval of our shareholders in December 2012, our non-employee directors, including outside directors, received an annual fee of $9,000 and an attendance fee of NIS 1,650 (equivalent to approximately $475) per meeting attended, both linked to the Israeli Consumer Price Index, or CPI. Following the approval of our shareholders in December 2013, the annual fee of all non-employee directors, including outside directors, was increased to $15,000, starting in 2014.

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

In 2013, our directors and executive officers were granted options exercisable into 113,338 ordinary shares, at a weighted-average exercise price of $8.81 per share. Such options will expire in 2019.

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

Our Chief Executive Officer

Mr. Shimon Alon began serving as a director of our Company in April 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to serve as our Chief Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Pursuant to his employment agreement, as amended, we provide Mr. Alon the following payments and benefits:

•	A gross monthly salary (denominated in NIS) of the NIS equivalent of approximately $28,770 during the term of his employment;

•
An annual bonus (denominated in NIS) that will not exceed the NIS equivalent of (1) for 2012,  $170,600 gross (for 100% achievement), and (2) starting 2013, $230,150 gross (for 100% achievement) or $322,200 (for overachievement of 120% or more). In general, the annual bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestones and criteria for the annual bonus for the years 2013, 2014 and 2015, which are described in more detail below, were also approved by our shareholders and consist of several performance metrics (namely, an annual revenue metric and, for 2014 and 2015, also a profitability metric), which are tied to our annual budget for the applicable year and are subject to target thresholds within each metric and ranges of bonus payout. Based on the applicable criteria and milestones set for 2012 and 2013, Mr. Alon was granted the full amount of the annual bonus for 2012 and approximately 67% of the annual bonus for 2013;

•
In June 2008, when Mr. Alon was appointed as our Chief Executive Officer, we granted him options to purchase 240,000 ordinary shares at an exercise price equal to $1.20 per share. In December 2009, December 2010, December 2011 and December 2013, we granted Mr. Alon additional options to purchase (1) 62,500 ordinary shares at an exercise price equal to $1.00 per share, (2) 25,000 ordinary shares at an exercise price equal to $2.80 per share, (3) 50,000 ordinary shares at an exercise price equal to $2.84 per share, and (4) 93,338 ordinary shares at an exercise price equal to $8.55 per share.

o	All exercise prices reflect the market price of our shares on the applicable date of grant (with respect to the grant in 2013, see below).

o
All options expire six years after the date of grant, are subject to the terms of our equity incentive plans and vest as follows: (1) the initial grant of 240,000 options - one third of the options vest at the end of each of the three years following the commencement of Mr. Alon’s employment (all of which are currently vested); and (2) with respect to the additional grants, one third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events, in accordance with Mr. Alon's employment agreement.

o
The grant of options in December 2013 was made pursuant to our agreement with Mr. Alon, as approved by our shareholders, to grant him, on the date of the annual meeting of shareholders for each of 2013, 2014 and 2015, options to purchase a number of ordinary shares equal to 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1st of each year, at an exercise price equal to the average market price of the shares in the 30 trading days prior to the applicable grant date. Such stock options will vest within three years following the applicable grant date, with one third of the options vesting one year after the grant date and the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events, in accordance with Mr. Alon's current employment agreement. Such options will expire six years after the applicable grant date. The fair market value of the proposed grant, as measured on the date of the grant, based on Black-Scholes model, shall not exceed the NIS equivalent of approximately $1,035,670, or the Cap, which is the equivalent of three times Mr. Alon's annual base salary per year of vesting, on a linear basis. By way of example, assuming the grant took place on April 1, 2014 and with an average price per share in the 30 trading days prior to the applicable grant date of $9.71, the fair market value of such grant (using the Black-Scholes model) is approximately $174,000 per each year of vesting, well below the Cap. For the sake of clarity, if the fair market value on the applicable grant date exceeds the Cap per year, the number of options will be reduced so that it does not exceed the Cap. All other terms and conditions in connection with such options shall be as set forth in the Company’s 2012 Stock Incentive Plan, as amended.

•	A company car and all related expenses, except for related taxes;

•
Company contributions for the benefit of Mr. Alon to (1) our Managers Insurance Policy in the amount of 18.33% of Mr. Alon’s gross salary (a portion of which is for severance pay, to which Mr. Alon would be entitled), and (2) our Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary;

•	Up to 22 days paid vacation per year and 10 days recreation payment per year in an amount normally paid by our Company; and

•
In the event of termination of Mr. Alon’s employment for any reason (other than (1) by the Company under circumstances that he is not entitled to severance pay under Israeli law, or (2) by resignation at any time without the required prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under his employment agreement and he will be entitled to exercise any vested options; however, his options will cease to vest. The employee-employer relationship will not terminate until the end of the adjustment period. Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

Mr. Alon’s employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

Determination of Annual Bonus

For each of 2013, 2014 and 2015, the annual bonus granted to our Chief Executive Officer will be granted in accordance with the following milestones and criteria:

•	Annual Bonus: NIS equivalent of $230,150 gross (for 100% achievement of the applicable metric).

•	Cap: Not more than 140% of the Annual Bonus (for overachievement of 120% or more).

•	Annual weighting of metrics:

o
Revenues: Achievement of the revenues target set in the annual budget of the Company approved by the Board of Directors for the applicable fiscal year, or the "Annual Budget" will entitle our Chief Executive Officer to 80% (100% weight for 2013) of the annual bonus; and

o	Profitability: Achievement of the non-GAAP operating income target set in the Annual Budget will entitle our Chief Executive Officer to 20% (0% weight for 2013) of the annual bonus.

•	Target thresholds within each of the aforesaid revenues and profitability metrics and ranges of bonus payout (out of the applicable portion of the annual bonus assigned to such metric):

Achievement/Overachievement of the Revenue/Profitability Targets	Bonus Payment/Payout Percentage (straight line between steps)
0 < 80%	0%
80%	65%
90%	80%
100%	100%
110%	120%
120% or more	140%

•
Payments: Other than the annual bonus for 2013 and payments on account of overachievement (which are payable only following release of our financial results for the applicable full year), the annual bonus shall be paid on a quarterly basis, based on the achievement of the applicable targets, measured on an accumulated basis and allocated evenly for each quarter (i.e., for each quarter, up to 25% of the Annual Bonus will be payable upon on-target achievement of the quarterly target in the Annual Budget, on an accumulated basis, but, for the sake of clarity, if the target threshold for the applicable quarter is not achieved, no payment shall be made). In case of any overpayment of bonus, which may occur as a result of fluctuations in quarterly results compared to the Annual Budget, will be repaid promptly.

•
Adjustments: Our Board of Directors, following recommendation and approval of our Compensation Committee, may adjust the annual targets set in the Annual Budget in case of one-time events (such as acquisitions) that may occur during the relevant fiscal year.

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

Our audit committee is currently composed of Mr. Weiser, the chairperson of our audit committee, Ms. Alush-Aben and Mr. Falk, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for audit committee members.

Our audit committee meets at least once each quarter, with additional special meetings scheduled when required.

Compensation Committee

Pursuant to applicable NASDAQ rules that became effective on July 1, 2013, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by a compensation committee comprised solely of independent directors.

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

Our compensation committee, established in December 2012, adopted a written charter specifying the committee's duties and responsibilities, which include, among other things, the duties and roles assigned to it pursuant to the Companies Law and applicable NASDAQ rules described above; and oversight and administration of our equity based plans.

Our compensation committee is currently composed of Ms. Alush-Aben, the chairperson of our compensation committee, Mr. Weiser and Mr. Falk, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for compensation committee members.

Our compensation committee meets at least once each quarter, with additional special meetings scheduled when required.

Internal Audit

Under the Companies Law, our Board of Directors is also required to appoint an internal auditor proposed by the audit committee.  The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm.  The Companies Law defines the term “interested party” to include a person who holds 5% or more of a company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Eyal Weitzman of EWC Audit Ltd., an Israeli accounting firm, serves as our internal auditor.

Directors’ Service Contracts

Our Chief Executive Officer. We entered into an employment agreement with Mr. Alon, our Chief Executive Officer, who is also the Chairman of our Board of Directors. See Item 6.B “Directors, Senior Management and Employees – Compensation – Our Chief Executive Officer.”

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

Approval of Related Party Transactions Under Israeli Law

General. Under the Companies Law, a company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

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

Approval of Office Holder Compensation. Pursuant to a recent amendment to the Companies Law,  every Israeli public company, such as Attunity, must adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the Company's compensation policy. In December 2013, our shareholders approved the compensation policy for our executive officers and directors.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, must be approved separately by the compensation committee, the Board of Directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. We also currently maintain directors and officers liability insurance with an aggregate coverage limit of $15 million, with a Side A coverage of an additional $5 million.

D.	Employees

The following table details certain data on the workforce of Attunity and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2013	2012	2011
Numbers of employees by geographic location
United States	53	26	27
Israel	70	76	79
Europe	8	6	5
Other	5	6	7
Total workforce	136	114	118
Numbers of employees by category of activity
Research and development	58	59	66
Sales and marketing	54	33	29
Product and customer support	14	11	14
Management and administrative	10	11	9
Total workforce	136	114	118

The overall increase in our workforce, from 114 employees in 2012 to 136 employees in 2013, was primarily due to the expansion of our sales and marketing personnel as part of our strategy to increase our global footprint and the acquisition of Hayes in December 2013. The overall decrease in our workforce, from 118 employees in 2011 to 114 employees in 2012, was primarily due to a decrease in the number of R&D personnel as a result of synergies related to the acquisition of RepliWeb in September 2011.

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

Our employees are not represented by labor unions.  Nevertheless, with respect to our employees in Israel, who constitute a majority of our workforce, certain provisions of the collective bargaining agreements between the 'Histadrut' (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) may be applicable to our employees by virtue of an order of the Israeli Ministry of Labor.  These provisions concern mainly the length of the workday, minimum daily wages, insurance for work-related accidents, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.  In 2013, payments to the National Insurance Institute amounted to approximately 18.5% of wages, of which approximately two thirds was contributed by employees with the balance contributed by the employer.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

See the table in Item 7.A “Major Shareholders and Related Party Transactions – Major Shareholders” below, which is incorporated herein by reference.

Equity Incentive Plans

Our Option Plans

In 2001, we adopted our 2001 Employee Stock Option Plan, or the 2001 Plan, under which stock options could be granted to employees, officers, directors and consultants of our Company and our subsidiaries.  The 2001 Plan does not have a specific expiration date, although our Board of Directors may terminate it in its discretion.

In 2003, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which stock options may be granted to employees employed by us or by our affiliates, to permit our Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2003 Plan has a term of ten years and was terminated in December 2013.

In 2012, we adopted the 2012 Stock Incentive Plan, or the 2012 Plan, under which stock options as well as other equity-based awards, including restricted stock units and performance units, may be granted to employees, officers, directors and consultants of our Company and our subsidiaries. The 2012 Plan has a term of ten years and will terminate in December 2022.

All of these equity incentive plans, to which we refer as the Option Plans, are administered by our compensation committee. Subject to the Option Plans and applicable law, our compensation committee has the authority to make all determinations deemed necessary or advisable for the administration of such plans, including to whom equity awards may be granted, the time and the extent to which these awards may be exercised, the exercise or purchase price of shares covered by each option or other award, the type of awards and how to interpret such plans. Among others, the compensation committee has the authority to provide for, or, where applicable, recommend for approval by the Board of Directors, accelerated vesting of the ordinary shares subject to outstanding options. See also Item 6.B – “Change of Control Arrangements.”

            The number of shares reserved for issuance under all of the Option Plans is currently 3,250,625 ordinary shares. Any options or similar awards which are canceled or forfeited before expiration become available for future grants. As of April 1, 2014, 365,895 ordinary shares remain available for grant of awards under the Option Plans.

Grants in 2013

In 2013, we granted options exercisable into 366,088 ordinary shares under the Option Plans.

Total Outstanding Options

The following table sets forth, as of December 31, 2013, the number of options outstanding under our Option Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options	Range of exercise price	Weighted average remaining contractual life (in years)

169,875	$0.32-$0.56	1.09
302,500	$1.00-$1.20	0.43
163,204	$1.48-$1.52	2.08
69,187	$2.00-$2.32	0.49
121,156	$2.60-$2.76	3.71
488,130	$2.80-$3.44	3.84
201,963	$5.68-$8.76	5.50
198,750	$8.92-$10.41	5.00

Total: 1,714,765 (*)		2.95

(*) Includes 1,186,054 options that are vested and exercisable as of December 31, 2013.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, to our knowledge, as of April 1, 2014 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,637,208	(3)	10.74%
Ron Zuckerman	816,727	(4)(5)	5.48%
Directors and Officers as a group (consisting of 8 persons)*	2,961,042	(6)	19.08%

*	Except for Messrs. Alon and Zuckerman, all of our directors and executive officers beneficially own less than 1% of our outstanding shares.

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

(2)	The percentages shown are based on 14,849,209 shares issued and outstanding as of April 1, 2014. This figure of outstanding ordinary shares outstanding does not include:

•
employee stock options to purchase an aggregate of 1,959,897 ordinary shares at a weighted average exercise price of approximately $5.17 per share, with the latest expiration date of these options being March 19, 2020 (of which, options to purchase 1,095,050 of our ordinary shares were exercisable as of April 1, 2014); and

•	outstanding warrants to purchase an aggregate of 78,810 ordinary shares at an exercise price of $0.48 per share, which expire until July 29, 2015.

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,247,505 ordinary shares; (ii) 19,703 ordinary shares issuable upon exercise of warrants that expire on December 30, 2014 at an exercise price of $0.48 per ordinary share; and (iii) 370,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.00 to $9.68 per ordinary share. These options expire between June 11, 2014 and December 22, 2017.

(4)
Mr. Zuckerman is a member of our Board. Includes (i) 763,691 ordinary shares; (ii) 19,703 ordinary shares issuable upon exercise of warrants that expire on December 31, 2014 at an exercise price of $0.48 per ordinary share; and (iii) 33,333 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.32 to $9.68 per ordinary share. These options expire between December 27, 2014 and December 22, 2017. See also footnote 5 below.

(5)
Based on an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012, or the Schedule 13D, Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 420,725 ordinary shares, which represent approximately 2.84% of our outstanding ordinary shares, or the Bonale Shares. According to the Schedule 13D, Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Includes (i) 2,291,347 ordinary shares; (ii) 39,406 ordinary shares issuable upon exercise of warrants that expire on December 31, 2014, at an exercise price of $0.48 per ordinary share; and (iii) 630,289 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.32 to $9.68 per ordinary share. These options expire between June 11, 2014 and January 23, 2018.

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

The following table sets forth the beneficial ownership of Mr. Alon and Mr. Zuckerman on September 1, 2011, before the adjustment to the conversion price of the Convertible Notes, and as of March 1, 2013 and April 1, 2014:

	Beneficial Ownership (September 1, 2011)*	Beneficial Ownership (March 1, 2013)**	Beneficial Ownership (April 1, 2014)***
Shimon Alon	15.43%	13.49%	10.74%
Ron Zuckerman	7.99%	7.32%	5.48%

* The percentages shown are based on 8,329,720 shares issued and outstanding as of September 1, 2011.

** The percentages shown are based on 10,987,363 shares issued and outstanding as of March 1, 2013.

*** The percentages shown are based on 14,849,209 shares issued and outstanding as of April 1, 2014. Includes 2,480,000 ordinary shares that we issued in the public offering that we conducted in November 2013.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 1, 2014, there were 32 holders of record of our ordinary shares, of which 14 record holders, holding approximately 90.2% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 84.5% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

Convertible Notes

In March 2004, we entered into a Note and Warrant Purchase Agreement with certain investors (including Mr. Shimon Alon, the Chairman of our Board of Directors and our Chief Executive Officer, and Mr. Ron Zuckerman, a member of our Board of Directors), or the Note Agreement, pursuant to which we issued the investors convertible promissory notes, also referred to in this annual report as the Convertible Notes, in the aggregate principal amount of $2.0 million, initially convertible into our ordinary shares at a conversion price of $7.00, and warrants to purchase 112,500 of our ordinary shares at an initial exercise price of $7.00 per share (subsequently adjusted to $0.48 per share). In January 2009 and March 2010, we entered into two Extension Agreements with the investors, whereby the maturity date of the Convertible Notes was extended in consideration for, among others, increases of the interest rate of the Convertible Notes and extension of the exercise period of warrants held by the investors and another person.

Between December 2010 and February 2011, we entered into the Third Extension Agreement with holders of approximately $1.5 million (out of a total $1.8 million outstanding at that time) of the outstanding principal amount of our Convertible Notes, including, among others, Messrs. Shimon Alon and Ron Zuckerman, whereby the maturity date was further extended, such that the aggregate principal amount will become due and payable in four equal installments ending on December 31, 2012. In consideration, the holders of the Convertible Notes received the following:

•	the interest rate of the Convertible Notes was increased from a fixed annual rate of 9% to a fixed annual rate of 11%;

•
the warrants issued in September 2006 to the holders of the Convertible Notes, exercisable into a total of 122,400 ordinary shares, were amended so that the expiration date was extended from: (A) the later of (1) February 4, 2012 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder to (B) the later of (1) December 31, 2013 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder; and

•
the warrants issued in May 2009 to certain holders of the Convertible Notes and another person (including Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman), exercisable into a total of 555,680 ordinary shares were amended so that the expiration date was extended from May 11, 2012 to the later of (1) December 31, 2013 and (2) date on which the principal amount under the Convertible Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder.

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

Export Sales

In the year ended December 31, 2013, the amount of our export sales (i.e., sales outside Israel) was approximately $23.4 million, which represents 92.8% of our total sales.

Legal Proceedings

We are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability. However, we are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2013.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Share Price Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the Over-The-Counter Bulletin Board, or OTCBB, through July 25, 2012, and, starting July 26, 2012, on the NASDAQ Capital Market:

Year	High	Low

2009	$1.48	$0.28
2010	$3.24	$0.88
2011	$3.56	$1.56
2012	$9.75	$2.36
2013	$11.22	$4.42

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the OTCBB (through July 25, 2012), and, starting July 26, 2012, on the NASDAQ Capital Market:

	High	Low
2012
First Quarter	$4.00	$2.36
Second Quarter	$6.60	$2.92
Third Quarter	$9.75	$5.08
Fourth Quarter	$8.25	$6.00
2013
First Quarter	$8.25	$6.65
Second Quarter	$6.89	$4.42
Third Quarter	$9.00	$5.24
Fourth Quarter	$11.22	$7.25

Monthly Share Price Information

The following table sets forth, for each of the most recent last six months, the range of high and low sale prices, as applicable, of our ordinary shares on the NASDAQ Capital Market:

Month	High	Low
October 2013	$11.22	$8.5
November 2013	$9.7	$7.25
December 2013	$10.81	$8.05
January 2014	$11.58	$9.26
February 2014	$11.51	$9.52
March 2014	$12.00	$9.00
April 2014 (through April 7, 2014)	$11.35	$9.44

On April 7, 2014, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $9.78 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the NASDAQ Capital Market from August 16, 2007 through February 22, 2008.  From February 26, 2008 through July 25, 2012, our ordinary shares were quoted on the OTCBB.  Effective July 26, 2012, our ordinary shares were relisted on the NASDAQ Capital Market under the symbol "ATTU."

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

Approval of Certain Transactions. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee (including compensation therefor), generally require the approval of the audit committee (or compensation committee with respect to engagement as an office holder or employee), the Board of Directors and the shareholders, in that order. The shareholder approval must include at least a majority of the shares of non-interested shareholders voted on the matter.  However, the transaction can be approved by shareholders without this special approval if the total shares of non-interested shareholders that voted against the transaction do not represent more than 2% of the voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible under the Companies Law, the audit committee approves that a longer term is reasonable under the circumstances. With respect to approval of compensation to directors and executive officers, see also Item 6.C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law."

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

Acquisition of Hayes

On December 18, 2013, we and Attunity Inc., a Massachusetts corporation and our wholly owned subsidiary, or Buyer, entered into a Share Purchase Agreement, or the Purchase Agreement, with Hayes, the shareholders of Hayes (to which we refer as the “Sellers”) and one of the Sellers, as the Shareholders' Representative.

Pursuant to the Purchase Agreement, we acquired all of the outstanding shares of Hayes, with Hayes continuing after the closing as an indirect wholly owned subsidiary of us. Under the Purchase Agreement, the total consideration is composed of:

•	$4.5 million in cash, paid at the closing;

•
$1.65 million, which are payable in 185,000 ordinary shares of the Company (to which we refer as the "Closing Share Consideration"). 123,500 of these ordinary shares are subject to a six-month "lock-up" period ending on June 17, 2014, during which period they may not be sold or otherwise disposed, subject to certain exceptions. The balance of 61,500 shares are held-back for one year to secure indemnity claims and, subject to possible indemnity claims, will be issued on December 17, 2014; and

•
Two milestone-based contingent payments of up to, in the aggregate, $4.2 million payable in cash (with option of Sellers to receive up to 50% thereof in ordinary shares of the Company) payable during early 2015 and/or early 2016.

The Purchase Agreement includes customary representations, warranties and covenants by the parties, which survived the closing and, subject to certain exceptions, expire on the second anniversary of the closing. In this respect, the Sellers agreed to indemnify us and the Buyer for damages arising out of breach(es) or inaccuracies of Hayes' or the Sellers' representations, warranties and covenants subject to certain limitations, including a cap equal to 25% of the consideration for breach(es) or inaccuracies of Hayes' or the Sellers' representations and warranties. Similarly, we and the Buyer agreed to indemnify the Sellers for damages arising out of breach(es) or inaccuracies of Attunity's and Buyer's representations, warranties and covenants subject to certain limitations, including a cap of $375,000. To secure the Sellers' indemnity obligations (i) one third of the Closing Share Consideration will be held-back and not issued for one year and (ii) we and Buyer retained a right to a set-off from the contingent payments.

We also granted the Sellers "piggyback" registration rights, for three years following the closing, in case we file a registration statement relating to the offer and sale of ordinary shares for the account of any of our directors and executive officers.

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

In September 2011, in connection with the acquisition of RepliWeb, we and Plenus entered into an amendment to the Plenus Loan and the related security agreements whereby, among other things, (1) the period during which Plenus is entitled to compensation upon consummation of a Fundamental Transaction, as described in the following sentence, was extended until December 31, 2017, and (2) during such extended period, Plenus may elect to receive $300,000 in cash in lieu of such compensation. In particular, under the Plenus Loan, as amended, if on or before December 31, 2017, we enter into a “Fundamental Transaction”, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then we will be required to pay Plenus an amount equal to, in general, the higher of $300,000 or 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction. We refer to such right as the "Plenus Right."

In January 2012, the Plenus Loan was fully repaid in accordance with its terms. However, the Plenus Right remains outstanding.

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

General Corporate Tax Structure

Israeli companies are generally subject to “Corporate Tax” on their taxable income at the rate of 25% for the 2012 and 2013 tax years and 26.5% for the 2014 tax year and for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

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

Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such shareholders did not acquire their shares prior to an initial public offering, and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Distributions on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

We believe that we were not a PFIC for any of our 2007 through 2013 taxable years. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we are not or will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014 (a notice issued by the IRS, Notice 2013-31, postponed the date on which the 30% will start to apply to June 30, 2014), and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our ordinary shares. See “—Non-U.S. Holders of Ordinary Shares.”

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014 (a notice issued by the IRS, Notice 2013-31, postponed the date on which the 30% will start to apply to June 30, 2014), and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

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

General

We are exposed to a variety of market risks, including foreign currency fluctuations and changes in interest rates.  To manage the volatility related to the foreign currency exposure, we may enter from time to time into various derivative transactions.  However, we do not use financial instruments for trading purposes and are not a party to any leveraged derivative.

As of December 31, 2013, we had cash and cash equivalents of approximately $16.5 million. As of that date, most of such cash and cash equivalents were held in U.S. dollars and NIS. The majority of our cash and cash equivalents are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured.

Interest Rate Risk

Our exposure to market risk for changes in interest rates is immaterial primarily because our cash and cash equivalents are mostly deposited in short-term deposits and our debt is comprised of the short-term credit line of approximately $1.0 million described in Item 5.B "Operating and Financial Review and Prospects– Liquidity and Capital Resources – Principal Financing Activities – Credit Line".

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

	Year Ended December 31,
	2009	2010	2011	2012	2013
NIS	0.7%	6.4%	7.7%	(1.3)%	(6.4)%
Euro	3.5%	7.4%	4.2%	(0.4)%	(3.2)%
British Pound	10.9%	4.4%	7.3%	2.5%	(7.5)%
Israeli Consumer Price Index	3.9%	2.7%	2.2%	1.6%	1.83%

Our operating results may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, predominantly the NIS.  In 2013, the revaluation of the NIS in relation to the dollar increased the dollar reporting value of our operating expenses by approximately $0.7 million for that year. Other than that, foreign currency fluctuations did not have a material impact on our financial results in the past three years.

A revaluation of the NIS in relation to the dollar, as was the case in 2008 through 2011 and in 2013, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  For example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2013 would have resulted in an increase in the U.S. dollar reporting value of our operating expenses of approximately $1.1 million for that year. A revaluation of the NIS relative to the U.S. dollar also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

During 2012, we engaged in currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements and we may enter into similar transactions in the future. As of December 31, 2012, we had outstanding currency options in the total amount of approximately $0.5 million.  These options expired in various dates until June 2013. In early 2014, we have engaged in new currency hedging transactions (currently, in a total amount of approximately $1.1 million) to hedge portions of our forecasted expenses denominated in NIS with put and call options (“zero-cost cylinder”). However, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

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

None.

ITEM 15.                   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2013. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992).

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of December 31, 2013 is effective.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held on December 26, 2013, our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or EY, to serve as our independent registered public accounting firm until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by EY and the percentage of each of the fees out of the total amount paid to them:

	Year Ended December 31,
	2013		2012
Services Rendered	Fees (in US$)	Percentages	Fees (in US$)	Percentages

Audit Fees (1)	$152,041	51%	$160,811	92%
Audit-Related Fees (2)	52,000	17%	- -	- -
Tax Fees (3)	62,356	21%	14,865	8%
All Other Fees (4)	32,000	11%	--	--

Total	298,397	100%	175,676	100%

(1)
Audit fees consist of fees for professional services rendered by our principal accountant for the audit of our consolidated annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees consist of services performed by EY in connection with the public offering we conducted in November 2013.

(3)	Tax fees relate to services performed by the tax division of EY for tax compliance, planning and advice, including a transfer pricing study.

(4)	Other fees relate to tax due diligence and tax planning services associated with acquisitions.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by EY.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of EY, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the SOX or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants. All of the fees in the table above were approved in accordance with these policies and procedures.

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

The NASDAQ rules (namely, NASDAQ Listing Rule 5635(c)) also require shareholder approval of stock option plans available to officers, directors or employees and any material amendments thereto. We have decided to follow home country practice in lieu of obtaining shareholder approval for our stock option plans.  However, subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of options to directors and controlling shareholders or plans that require shareholder approval for other reasons.

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
4.5
Note and Warrant Purchase Agreement dated March 22, 2004 among the Registrant and the purchasers listed on Exhibit A thereto; Form of Warrant issued in connection therewith; Form of Convertible Promissory Note issued in connection therewith; and Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (6), as amended by Extension Agreement, dated as of January 7, 2009 (7), by Extension Agreement, dated as of March 23, 2010 (8), by Extension Agreement, effective as of December 31, 2010 (9), and Form of Prepayment Offer (10)

4.6
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

4.7	Form of Indemnification Letter (14)
4.8	Change Data Capture OEM Agreement, dated as of December 14, 2010, by and between Attunity Inc. and Microsoft Corporation (15)
4.9	Agreement and Plan of Merger, dated as of September 7, 2011, by and among the Registrant, Attunity Inc., RepliWeb Inc. and the other signatories thereto (16)
4.10	Summary – Directors Compensation*
4.11	2012 Stock Incentive Plan (17)
4.12	Compensation Policy for Executive Officers and Directors (18)
4.13	Share Purchase Agreement, dated as of December 18, 2013, by and among the Registrant, Attunity Inc., Hayes Technology Group, Inc., and the other persons named therein*
8	List of Subsidiaries of the Registrant*
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350**
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global*
101
The following financial information from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income; (iv) Consolidated Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

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

(12)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(13)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2011, and incorporated herein by reference.
(14)	Filed as Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 14, 2011, and incorporated herein by reference.
(15)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(16)	Filed as Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2011, and incorporated herein by reference.
(17)	Filed as Appendix A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 20, 2012, and incorporated herein by reference.
(18)	Filed as Appendix A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 19, 2013, and incorporated herein by reference.

¶	Translated from Hebrew

*	Filed herewith.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

We have audited the accompanying consolidated balance sheets of Attunity Ltd. and its subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 7, 2014	A Member of Ernst & Young Global

 ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,481	$3,778
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2013 and 2012)	5,224	3,671
Other accounts receivable and prepaid expenses	685	323

Total current assets	22,390	7,772

Other long-term assets	385	93
Severance pay fund	3,233	2,880
Property and equipment, net	879	423
Intangible assets, net	5,345	1,870
Goodwill	17,748	13,094

Total long-term assets	27,590	18,360

Total assets	$49,980	$26,132

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars and share amounts in thousands, except per share data

	December 31,
	2013	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$458	$316
Purchase obligations	503	1,934
Deferred revenues	5,065	4,759
Employees and payroll accruals	3,210	2,589
Accrued expenses and other current liabilities	862	1,220

Total current liabilities	10,098	10,818

LONG-TERM LIABILITIES:

Long-term deferred revenue	957	888
Liability presented at fair value	1,093	730
Contingent purchase consideration	3,280	-
Accrued severance pay	4,328	3,989
Other long-term liabilities	126	145

Total long-term liabilities	9,784	5,752

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,677	1,270
Authorized: 32,500,000 shares at December 31, 2013 and 2012; Issued and outstanding: 14,527,292 shares at December 31, 2013 and 10,919,930 shares at December 31, 2012
Additional paid-in capital	130,944	110,318
Receipt on account of shares	81	-
Accumulated other comprehensive loss	(621)	(672)
Accumulated deficit	(101,983)	(101,354)

Total shareholders' equity	30,098	9,562

Total liabilities and shareholders' equity	$49,980	$26,132

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and share amounts in thousands, except per share data

	Year ended December 31,
	2013	2012	2011

Revenues:
Software licenses	$13,364	$14,437	$8,140
Maintenance and services	11,833	11,042	7,029

Total revenues	25,197	25,479	15,169

Operating expenses:
Cost of software licenses	748	831	563
Cost of maintenance and services	1,384	1,525	890
Research and development	7,756	7,748	4,960
Selling and marketing	11,793	9,833	5,851
General and administrative	3,574	3,024	2,835

Total operating expenses	25,255	22,961	15,099

Operating income (loss)	(58)	2,518	70

Financial expenses, net	627	1,241	1,284

Income (loss) before taxes on income	(685)	1,277	(1,214)
Income tax benefit	(56)	(209)	(399)

Net income (loss)	$(629)	$1,486	$(815)

Basic net income (loss) per share	$(0.05)	$0.14	$(0.09)

Weighted average number of shares used in computing basic net income (loss) per share	11,474	10,716	8,662

Diluted net income (loss) per share	$(0.05)	$0.12	$(0.09)

Weighted average number of shares used in computing Diluted net income (loss) per share	11,474	12,311	8,662

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Net income (loss)	$(629)	$1,486	$(815)

Other comprehensive income (loss):
Foreign currency translation adjustment	51	18	(50)

Net change in accumulated comprehensive income (loss)	51	18	(50)

Comprehensive income (loss)	$(578)	$1,504	$(865)

ATTUNITY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Other		Total
	Ordinary Shares		paid-in	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	Loss	deficit	Equity

Balance as of January 1, 2011	8,067,423	$939	$102,459	$(640)	$(102,025)	$733

Classification of warrants to equity	-	-	860	-	-	860
Exercise of warrants and options	465,475	51	198	-	-	249
Stock-based compensation	-	-	359	-	-	359
Issuance of shares to RepliWeb's employees in connection with the acquisition	34,371	4	84	-	-	88
Issuance of shares related to RepliWeb acquisition	973,694	105	2,428	-	-	2,533
Conversion of convertible debt	368,000	39	1,105	-	-	1,144
Exercise of rights related to convertible debt	78,804	8	30			38
Fair value of guarantee associated with short term loan	-	-	49	-	-	49
Other comprehensive loss	-	-	-	(50)	-	(50)
Net loss	-	-	-	-	(815)	(815)

Balance as of December 31, 2011	9,987,777	1,146	107,572	(690)	(102,840)	5,188

Exercise of warrants, rights and options	519,715	53	683	-	-	736
Tax benefit related to exercise of stock options	-	-	40	-	-	40
Stock-based compensation	-	-	736	-	-	736
Conversion of convertible debt	316,491	61	1,251	-	-	1,312
Exercise of rights related to convertible debt	95,947	10	36	-	-	46
Other comprehensive income	-	-	-	18	-	18
Net income	-	-	-	-	1,486	1,486

Balance as of December 31, 2012	10,919,930	1,270	110,318	(672)	(101,354)	9,562

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Receipt on	Other		Total
	Ordinary Shares		paid-in	Account of	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	Shares	Loss	deficit	Equity

Balance as of December 31, 2012	10,919,930	$1,270	$110,318	$-	$(672)	$(101,354)	$9,562

Exercise of warrants and options	631,862	70	1,026	-	-	-	1,096
Tax benefit related to exercise of stock options	-	-	189	-	-	-	189
Stock-based compensation	-	-	746	-	-	-	746
Receipt on account of shares	-	-	-	81	-	-	81
Issuance of common shares, net of issuance expenses	2,852,000	323	17,633	-	-	-	17,956
Issuance of shares related to Hayes acquisition	123,500	14	1,032	-	-	-	1,046
Net change in accumulated comprehensive loss	-	-	-	-	51	-	51
Net loss	-	-	-	-	-	(629)	(629)

Balance as of December 31, 2013	14,527,292	$1,677	$130,944	$81	$(621)	$(101,983)	$30,098

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:

Net income (loss)	$(629)	$1,486	$(815)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	256	255	123
Loss from disposals of property and equipment	-	10	-
Expenses related to RepliWeb's employees in connection with the acquisition	-	-	139
Stock-based compensation	746	736	359
Amortization of intangible assets	909	984	843
Fair value of guarantee associated with short term loan	-	-	49
Accretion of payment obligation	95	265	75
Convertible debt inducement expenses	-	108	202
Change in:
Accrued severance pay, net	(14)	326	40
Trade receivables	(1,049)	(1,683)	(453)
Other accounts receivable and prepaid expenses	(226)	(165)	537
Other long-term assets	4	(21)	(174)
Trade payables	115	(136)	(370)
Deferred revenues	10	(86)	2,228
Employees and payroll accruals	506	438	785
Accrued expenses and other current liabilities	(201)	(920)	882
Revaluation of restricted cash	-	-	(16)
Excess tax benefit from stock based compensation	(189)	(40)	-
Changes in liabilities presented at fair value	363	706	589
Change in deferred taxes, net	(434)	(321)	(774)

Net cash provided by operating activities	262	1,942	4,249

Cash flows from investing activities:

Purchase of property and equipment	(663)	(308)	(161)
Decrease (increase) in restricted cash	-	362	(100)
Cash paid in connection with acquisition, net of acquired cash	(4,163)	-	(2,424)

Net cash provided by (used in) investing activities	(4,826)	54	(2,685)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from financing activities:

Issuance of common shares, net of issuance expenses	17,956	-	-
Receipt of short term bridge loan to finance the acquisition	-	-	3,000
Repayment of bridge loan	-	-	(3,000)
Proceeds from exercise of employee stock options, warrants and rights related to convertible debt	1,096	576	287
Receipts on account of shares	81
Receipt of long-term debt	-	-	57
Repayment of long-term debt	-	(115)	(1,046)
Repayment of convertible debt	-	(138)	(245)
Payment of contingent consideration	(2,000)	-	-
Excess tax benefit from stock based compensation	189	40	-

Net cash provided by (used in) financing activities	17,322	363	(947)

Foreign currency translation adjustments on cash and cash equivalents	(55)	(65)	(5)

Increase in cash and cash equivalents	12,703	2,294	612
Cash and cash equivalents at the beginning of the year	3,778	1,484	872

Cash and cash equivalents at the end of the year	$16,481	$3,778	$1,484

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Interest	$6	$225	$63
Income taxes	$426	$298	$202

Supplemental disclosure of non-cash investing and financing activities:

Issuance of shares related to acquisition	$1,046	$-	$2,533
Liability presented at fair value allocated to equity	$-	$1,410	1,144

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 1:-	GENERAL

a.
Attunity Ltd. (the "Company" or "Attunity") and its subsidiaries develop, market, sell and support information availability software solutions that enable access, sharing, replication, management, consolidation and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. In addition, the Company provides maintenance and other related services for its products.

b.
On July 19, 2012, the Company effected a reverse stock split of its ordinary shares of one for four (1:4) (i.e., four ordinary shares, NIS 0.1 nominal value each, were combined into one ordinary share NIS 0.4 nominal value) in connection with the listing of its ordinary shares on NSADAQ Capital Market.

Accordingly, all per share figures or results, stock options or stock option activity and share data presented for 2011 were adjusted to reflect the effects of the reverse stock split.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), followed on a consistent basis.

a.
Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to fair values and useful lives of intangible assets, tax assets and liabilities, fair values of stock-based awards, as well as certain financial instruments classified as liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

U.S. dollars in thousands, except share amounts and per share data

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

c.
Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

d.
Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net income, cash flows or shareholders' equity.

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

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's long-lived assets are reviewed for impairment in accordance with ASC No. 360-10-35, "Property, Plant, and Equipment- Subsequent Measurement," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In 2013, 2012 and 2011, no impairment losses were identified.

As required by ASC No. 820, "Fair Value Measurements", the Company would apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

g.
Goodwill and other intangible assets:

The Company applies ASC No. 350, "Intangibles - Goodwill and Other" (“ASC 350”). Goodwill is carried at cost and is not amortized but rather is tested for impairment at least annually or between annual tests in certain circumstances. The Company is permitted to conduct a qualitative assessment to determine whether it is necessary to perform a two-step quantitative goodwill impairment test, for its annual goodwill impairment test in 2013, the Company performed a quantitative test for its reporting unit.

The Company operates in one operating segment and this segment comprises the only reporting unit. The Company tests goodwill using the two-step process in accordance with ASC No. 350. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. As of December 31, 2013, 2012 and 2011, no impairment of goodwill has been identified.

The intangible assets of the Company are not considered to have an indefinite useful life and are amortized over their estimated useful lives. Intangible assets consist of core technology, acquired customer relationships and non-competition agreements. Core technology and customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such assets as compared to the straight-line method.

h.
Impairment of long lived assets:

According to ASC No. 360 "Property, Plant and Equipment", the carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2013, 2012 and 2011, no impairment losses were identified.

In determining the fair values of long-lived assets for purpose of measuring impairment, the Company's assumptions include those that market participants will consider in valuations of similar assets.

i.
Business combinations:

The Company accounted for business combinations in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in consolidated statements of operations. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in consolidated statements of operations.

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

U.S. dollars in thousands, except share amounts and per share data

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

k.
Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC No. 740, "Income Taxes". ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

l.
Revenue recognition:

The Company generates revenues mainly from license fees and sublicense fees for the right to use its software products and maintenance, support, consulting and training services. The Company sells licenses to its products primarily through its direct sales force and indirectly through distributors, resellers, original equipment manufacturers ("OEMs") and value added resellers ("VARs"). Both the customers and the distributors, resellers, OEMs or VARs are considered to be end users. The Company is also entitled to royalties from some distributors and OEMs upon the sublicensing of the software to their end users.

The Company accounts for software sales in accordance with ASC No. 985-605, "Software Revenue Recognition". Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. The Company usually does not grant a right of return to its customers.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

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

Software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the maintenance agreement. Support services grant the Company's customers telephone access to technical support personnel during the term of the service. The Company recognizes revenues from software updates, maintenance and support services ratably over the term of the agreement.

Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other delivered elements of the arrangement. The Company determined that these services are not considered essential to the functionality of other elements of the arrangement; therefore, these revenues are recognized as a separate element of the arrangement.

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

m.	Cost of Revenues: Cost of software licenses is comprised mainly of amortization of technology acquired. Cost of maintenance and services is comprised mainly of post-sale customer support.

n.
Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Cash and cash equivalents are invested in major banks mainly in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions, such as Israel. Generally these deposits may be redeemed upon demand and, therefore, bear low risk.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, Europe, the Far East and Israel. The Company performs ongoing credit evaluations of its customers and, through December 31, 2013, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. There were no material bad debt expenses or write offs recorded for the years ended December 31, 2013, 2012 and 2011.

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

ASC No. 718 requires the cash flows resulting from tax deductions in excess of the equity-based compensation costs recognized for those equity-based awards to be classified as financing cash flows. During the years ended December 31, 2013, 2012 and 2011, the Company classified $ 189, $ 40 and $ 0, respectively, of excess tax benefit from equity-based compensation as financing cash flows.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. Expected option term is calculated based on the simplified method as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model.

The Company applies ASC No. 505-50, "Equity-Based Payments to Non-Employees", with respect to options issued to non-employees.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2013, 2012 and 2011 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2013	2012	2011

Dividend yield	0%	0%	0%
Expected volatility	69%	127%	129%
Risk-free interest	1.03%	0.56%	1.03%
Expected life (in years)	4	4	4

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

The Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts were not designated as hedging instruments and as such gains or losses are recognized in "financial income, net". As of December 31, 2013 and 2012, the Company had outstanding forward and cylinder contracts in the amount of $0 and $1,800, respectively. The Company measured the fair value of these contracts in accordance with ASC No. 820, "Fair Value Measurements and Disclosures", and they were classified as level 2. Net income (loss) from hedging transactions recognized in "financial expenses, net" during 2013, 2012 and 2011 was $21, $53 and $(70), respectively.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

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

The total weighted average number of shares related to the outstanding stock options excluded from the calculation of diluted net loss per share due to their anti-dilutive effect was 2,059,416, 2,718,673 and 2,784,252 for the years ended December 31, 2013, 2012 and 2011, respectively.

r.
Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent monthly salary multiplied by the number of years of employment, as of the balance sheet date. Upon termination by the Company, or other circumstances that are considered as termination under the Severance Pay Law, Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with a severance pay fund, insurance policies and by an accrual.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the employee's obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of these policies is recorded as an asset in the Company's balance sheets.

Severance pay expense for the years ended December 31, 2013, 2012 and 2011 amounted to $423, $730 and $296, respectively.

s.
Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, trade payables, employees and payroll accruals, accrued expenses and other liabilities approximate their fair values due to the short-term maturity of these instruments.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

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

t.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, "Comprehensive Income."  This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements.  Comprehensive income (loss) generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders.  The Company determined that its only item of other comprehensive income (loss) relates to foreign currency translation adjustment.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 3:-	ACQUISITIONS

Acquisition in 2013:

On December 18, 2013 ("Closing Date"), the Company completed, through the Company's wholly owned subsidiary, Attunity Inc., the acquisition of 100% of the shares of Hayes Technology Group, Inc. ("Hayes"), a U.S.-based provider of data replication software solutions for SAP environments. The results of operations of Hayes are included in the consolidated financial statements from the Closing Date. The total consideration is composed as follows:

•	$ 4,500 in cash;
•
185,000 ordinary shares of the Company for total fair value of $1,547, out of which 123,500 shares issued on Closing Date and 61,500 shares are held-back and not issued for one year to secure indemnity claims. The held-back shares were recorded at fair market value of $503 under purchase obligations; and

•
Milestone-based contingent payments in a total of up to $4,200, out of which up to $2,100 is payable in early 2015 and up to $2,100 is payable in early 2016. The contingent payments are payable pro-rata, provided that at least 75% of the applicable milestone target is met and have a catch-up mechanism in 2015. In connection with this contingent payment consideration, the Company initially recorded at the Closing Date, an estimated liability of $3,251, and is presented in the consolidated balance sheet as of December 31, 2013 at the amount of $3,280.

In addition, the Company incurred acquisition related costs in a total amount of $505, which are included in general and administrative expenses for the year 2013. Acquisition related costs include legal, accounting fees and other external costs directly related to the acquisition.

The main reason for this acquisition was to penetrate into the large SAP markets and leverage the synergy of the technologies of both companies and to benefit from a wide customer base. Accordingly, a significant amount of the acquisition consideration was recorded as goodwill due to the synergies with Hayes.

Purchase price allocation:

Under business combination accounting, the total purchase price was allocated to Hayes's net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Net assets (including cash of $337)	$733
Deferred revenues	(366)
Intangible assets	4,384
Goodwill	4,547

Total purchase price	$9,298

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Hayes's products. In its allocation, the Company also considered the fair value of intangible assets based on a market participant approach to valuation performed by a third party valuation firm using an income approach and estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the Hayes acquisition:

Fair value

Core technology (1)	$3,596
Customer relationships (2)	564
Non-Competition agreement (3)	224

Total intangible assets	$4,384

(1)
Core technology represents a combination of Hayes processes and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company products and is amortized over 6 years using the accelerated method.

(2)	Customer relationships represent the underlying relationships and agreements with Hayes's installed customer base and are amortized over 9 years using the accelerated method.

(3)
The amount assigned to the non-competition agreement relates to the non-competition agreement that the Company entered into with the founder of Hayes for a period of four years, which is amortized on a straight line basis over four years.

The following unaudited condensed combined pro forma information for the years ended December 31, 2013 and 2012, gives effect to the acquisition of Hayes as if the acquisition had occurred on January 1, 2012. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $1,109 and $707 in 2013 and 2012, respectively, and related tax effects.

	Year ended December 31,
	2013	2012
	Unaudited

Revenues	$28,381	$29,030
Net loss	$(1,240)	$(320)
Basic and diluted loss per share	$(0.11)	$(0.03)

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

Acquisition in 2011:

On September 19, 2011, the Company completed the acquisition of 100% of the shares of RepliWeb Inc. ("RepliWeb"), a U.S.-based provider of enterprise file replication and managed file transfer technologies, for a total consideration of $11,129. The total consideration included a milestone-based contingent cash payment of up to $2,000 payable in April 2013. Total assets acquired and liabilities assumed was $2,267, of which $6,941 was allocated to goodwill, $3,201 was allocated to identifiable intangible assets, and $1,280 to deferred tax liability.

In April 2013, the Company paid the contingent payment to RepliWeb’s former shareholders in the amount of $2,000.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2012

Prepaid expenses	$213	$146
Government authorities	26	56
Receivables on account of share capital	278	54
Deferred tax assets, net	148	-
Forward and cylinder contracts	-	31
Other	20	36

	$685	$323

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost:
Computers and peripheral equipment	$3,022	$2,810
Office furniture and equipment	492	378
Leasehold improvements	752	366

	4,266	3,554

Accumulated depreciation	3,387	3,131

Property and equipment, net	$879	$423

As for charges on the Company's property and equipment, see Note 10.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill: Changes in goodwill during the years ended December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012

Goodwill, beginning of year	$13,094	$13,011
Revaluation (foreign currency exchange differences)	107	83
Acquisition of Hayes	4,547	-

Goodwill, end of year	$17,748	$13,094

b.	Other intangible assets, net: Net other intangible assets consisted of the following:

	December 31,
	2013	2012
Original amount:
Core technology	$5,762	$2,166
Customers relationship	1,599	1,035
Non-Competition agreement	224	-

	7,585	3,201
Accumulated amortization:
Core technology	1,426	779
Customers relationship	814	552
Non-Competition agreement	-	-

	2,240	1,331
Other Intangible assets ,net:
Core technology	4,336	1,387
Customers relationship	785	483
Non-Competition agreement	224	-

	$5,345	$1,870

The estimated future amortization expense of other intangible assets as of December 31, 2013 for the years ending:

Year ending December 31,
2014	$1,184
2015	1,495
2016	1,167
2017	819
Thereafter	680
$5,345

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 7:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2013	2012

Government authorities	$40	$101
Accrued expenses	566	478
Tax liabilities	219	498
Others	37	143

	$862	$1,220

NOTE 8:-	LIABILITY PRESENTED AT FAIR VALUE

The Company entered into a Loan Agreement with Plenus Technologies Ltd ("Plenus" or the "Lender"), dated January 31, 2007 (as amended on March 30, 2009 and September 4, 2011, the "Loan Agreement"). According to the Loan Agreement  if, during the period between March 19, 2009 and December 31, 2017, the Company enters into a "Fundamental Transaction" (which is defined in the Loan Agreement to include (i) the acquisition of the Company by means of a merger or other form of corporate reorganization in which 50% or more of the outstanding shares is exchanged for securities or other consideration issued or paid by the acquiring entity, (ii) the sale of all or substantially all of the assets of the Company, or (iii) a transaction or a series of transactions in which a person or entity acquires more than 50% of the outstanding shares of the Company); then an additional amount shall be paid to the Lender: in the cases of merger or acquisition of shares, an amount equal to 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders.  In the case of the sale of substantially all of the Company's assets, an amount equal to 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the "aggregate proceeds" shall be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and have not been assumed by the purchaser in such Fundamental Transaction. During such period, the Lender may elect to receive $300 in cash in lieu of such compensation.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 8:-	LIABILITY PRESENTED AT FAIR VALUE (Cont.)

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

NOTE 9:-	CONVERTIBLE DEBT

In April 2004, the Company issued to a group of investors interest-bearing convertible notes in the face amount of $2,000, initially repayable after five years (as amended and extended from time to time, the "Convertible Notes"). The conversion price of the Convertible Notes was adjusted from time to time. The Company recorded a bifurcated conversion feature embedded in the convertible debt, and marked it to market based on its fair value each reporting period.

During the years ended December 31, 2012 and 2011, the Convertible Notes were converted into ordinary shares and the outstanding associated bifurcated conversion feature was accordingly allocated to equity. As of December 31, 2013, substantially all of the principal amount and accrued interest were repaid in full by way of conversion of the Convertible Notes into ordinary shares.

In accordance with ASC No. 470-20-40-16, "Debt with conversion and other options", the Company recognized inducement expense of $108 and $202 in 2012 and 2011, respectively, against additional paid-in-capital, related to the conversions.

The holders of the Convertible Notes have also exercised their rights (see Note 12) to acquire an aggregate of 39,407 and 315,256 additional ordinary shares at $0.48 per share during 2012 and 2011, respectively.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 10:-	CHARGES (ASSETS PLEDGED)

a.	As collateral for certain liabilities of the Company to others, fixed charges have been recorded on certain equipment of the Company.

b.
In August 2012, the Company secured a line of credit of $ 1,000 from an Israeli bank. In order to secure its obligations to the bank, the Company pledged and granted the bank a first priority floating charge on all of its assets and a fixed charge on certain other assets (namely, rights for unpaid shares, securities and deposits deposited with the bank from time to time, and rights for property insurance).  The credit line is scheduled to expire in April 2014 and the Company has determined not to renew such facility.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in June 2019. In addition, the Company leases computers and motor vehicles under non-cancelable operating leases. Future minimum commitments under these leases as of December 31, 2013, are as follows:

Year ended December 31,	Operating leases

2014	$1,224
2015	1,020
2016	831
2017	832
2018 and after	417

$4,324

b.
Rent expenses under facilities operating leases for the years ended December 31, 2013, 2012 and 2011 were (net of sublease income in the amount of $ 0, $ 30 and $ 125, respectively) $ 850, $ 812 and $ 636, respectively.

c.	The Company has an outstanding bank guarantee in the amount of $ 442 to its Israeli office lessor to secure its obligations under the office lease agreement.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY

a.
On November 26, 2013, the Company closed a firm commitment underwritten public offering of 2,852,000 ordinary shares (including 372,000 ordinary shares issued to the underwriter upon full exercise of its over-allotment option), at a public offering price of $7.00 per share. The net proceeds for the Company were approximately $18,000.

b.	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

c.
Stock Option Plans:

Under the Company's 2001 Stock Option Plan and 2003 Israeli Stock Option, the Company has granted options to purchase ordinary shares to employees, directors and officers as an incentive to attract and retain qualified personnel. The 2001 Plan does not have a specific expiration date whereas the 2003 Plan was terminated in December 2013. In December 2012, the Company adopted the 2012 Stock Incentive Plan (together with the 2001 and 2003 plans, the "Plans"), under which stock options as well as other equity-based awards, including restricted stock units and performance units, may be granted to employees, directors and consultants of the Company or its affiliates. The 2012 Stock Incentive Plan has a term of ten years and will terminate in December 2022.

In general, the exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company's ordinary shares on the date of grant for incentive stock options and 75% of the fair market for non-qualified options. Under the terms of the Plans, options generally become exercisable ratably over three years of employment, commencing with the date of grant or with the date of hire (for new employees at their first grant). The options generally expire no later than 6 years from the date of the grant, and are non-transferable, except under the laws of succession.

Under the Plans, 2,450,625 ordinary shares of the Company were reserved for issuance. Any options that are canceled or forfeited before expiration become available for future grants. As of December 31, 2013, there were no options available for future grants. In January 2014, the Company’s Board of Directors approved an increase of 800,000 shares of the Company reserved for issuance under the Plans.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

Upon exercise of options by employees, directors and contractors, the Company issues registered shares for each option exercised.

The following is a summary of the Company's stock options granted under the Plans:

	Year ended December 31, 2013
	Number of options (thousands)	Weighted average exercise price (per share)	Aggregate intrinsic value (1)

Outstanding at beginning of year	1,670	$2.44
Granted	366	8.28
Exercised	(269)	3.43
Cancelled or forfeited	(52)	4.42

Outstanding at end of year	1,715	$3.47	$11,809

Vested and expected to vest at end of year	1,663	$3.35	$11,667

Exercisable at end of year	1,186	$2.13	$9,762

(1)	Calculation of aggregate intrinsic value for options outstanding and exercisable is based on the share price of the Company’s ordinary shares as of December 31, 2013 which was $10.36 per share.

The total intrinsic value of options exercised for the years ended, December 31, 2013, 2012, and 2011 was $ 1,244, $ 1,170, and $ 13, respectively.

As of December 31, 2013, there was $ 1,657 of total unrecognized compensation cost related to non-vested share-based compensation that are expected to be recognized over a period of up to three years.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2013, have been separated into ranges of exercise price per share as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

$0.32-$0.56	170	1.09	0.49	170	1.09	0.49
$1.00-$1.20	303	0.43	1.16	303	0.43	1.16
$1.48-$1.52	163	2.08	1.48	163	2.08	1.48
$2.00-$2.32	69	0.49	2.15	69	0.49	2.15
$2.60-$2.76	121	3.71	2.62	88	3.71	2.62
$2.80-$3.44	488	3.84	3.04	345	3.75	3.03
$5.68-$8.76	202	5.50	7.31	13	2.67	8.55
$8.92-$10.41	199	5.00	9.57	35	0.70	9.79

	1,715	2.95	3.47	1,186	1.96	2.13

Weighted average fair values and weighted average exercise prices per share of options whose exercise prices equal, less or more than the market price of the shares at date of grant are as follows:

	Year ended December 31,
	2013		2012		2011
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Equals market price at date of grant	$4.66	$8.19	$3.92	$3.09	$2.32	$2.88

Less than market price at date of grant	$5.46	$8.55	$-	$-	$2.44	$2.6

More than market price at date of grant	$-	$-	$-	$-	$1.88	$2.76

The allocation of the stock-based compensation is as follows:

	Year Ended December 31,
	2013	2012	2011
Research and development	$237	$306	$122
Selling and marketing	325	241	100
General and administrative	184	189	137
Total stock-based compensation	$746	$736	$359

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

d.
Warrants:

As of December 31, 2013 there were outstanding warrants to purchase an aggregate of 106,410 ordinary shares at an exercise price of $0.48 per share, which expire in various dates until July 2015.

During 2013, 530,879 warrants were exercised for proceeds of approximately $255. For 167,841 warrants exercised during 2013, the ordinary shares were issued only in 2014 and are accounted for in the Company’s financial statements as of December 31, 2013 as "receipt on account of shares".

During 2011, certain holders of warrants, exercisable into 94,800 ordinary shares, waived the price protection adjustment mechanism embedded in the warrants. Plenus also waived the price protection adjustment mechanism embedded in warrants exercisable into 220,698 ordinary shares. As a result, these warrants were no longer classified as a liability, and accordingly were no longer marked to market. The fair value of these warrants as of that date of $ 860 was classified into equity. During 2012, the remaining warrants which were marked to market were exercised.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 13:-	INCOME TAXES

a.	Income tax benefits are comprised as follows:

	Year ended December 31,
	2013	2012	2011

Deferred tax benefit	$(432)	$(321)	$(774)
Current taxes	376	112	375

	$(56)	$(209)	$(399)

Domestic	$(6)	$201	$218
Foreign	(50)	(410)	(617)

	$(56)	$(209)	$(399)
Domestic taxes:
Current	$(6)	$201	$218
Deferred	-	-	-

	(6)	201	218
Foreign taxes - US:
Current	382	(89)	157
Deferred	(432)	(321)	(774)

	(50)	(410)	(617)

Income tax benefit	$(56)	$(209)	$(399)

The components of income (loss) before income taxes attributable to domestic and foreign operations are as follows:

	Year ended December 31,
	2013	2012	2011

Domestic	$(688)	$1,147	$(789)
Foreign	3	130	(424)

	$(685)	$1,277	$(1,213)

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 13:-	INCOME TAXES (Cont.)

b.
Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company for the year 2011 to the effective tax rate are valuation allowances provided for deferred tax assets. Tax expenses mainly represent business taxes in certain foreign locations.

A reconciliation between the theoretical tax expenses for the years ended December 31, 2013 and 2012, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income is as follows:

	December 31,
	2013	2012
Income (loss) before taxes, as reported in the consolidated statements of income	$(685)	$1,277

Statutory tax rate	25%	25%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$(171)	$319
Tax adjustment in respect of different tax rate of foreign subsidiaries	(6)	21
Non-deductible expenses and other permanent differences	226	233
Losses and timing differences for which valuation allowance was provided	760	934
Utilization of tax losses for which valuation allowance was provided for in prior years	(816)	(1,538)
Taxes with respect to prior years and other	(49)	(178)

Actual tax benefit	$(56)	$(209)

c.
Israeli taxation:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2011 - 24%, 2012 - 25%, 2013 – 25%.

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy for years 2013 and 2014 (the "New Law"). The New Law increases the Israeli corporate tax rate from 25% to 26.5% in 2014 and onwards.

The Israeli entities have not received final tax assessments since incorporation. However, in accordance with the Israeli tax laws, tax returns submitted up to and including the 2008 tax year can be regarded as final.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 13:-	INCOME TAXES (Cont.)

Tax loss carryforward:

The Company's tax losses carryforward were approximately $ 37,700 as of December 31, 2013. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

d.
Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The U.S. tax returns of Attunity Inc. and RepliWeb Inc. remain subject to examination by the U.S. tax authorities for the tax years beginning in January 1, 2008 and January 1, 2006, respectively.

The U.S. subsidiaries' tax loss carry forward amounted to approximately $ 42 as of December 31, 2013 for federal and state tax purposes. Such losses are available to offset any future U.S taxable income of the U.S subsidiaries and will expire up to year 2021.

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
Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 13:-	INCOME TAXES (Cont.)

	December 31,
	2013	2012

Net operating loss carry forwards	$11,645	$11,425
Temporary differences related to R&D expenses	1,631	1,569
Temporary differences related to accrued employee costs	590	368
Deferred revenue and other	554	525
Total deferred tax asset before valuation allowance	14,420	13,887
Less - valuation allowance	(13,836)	(13,191)
Deferred tax asset	584	696

Deferred tax liability - Intangible assets and other	(171)	(717)

Deferred tax assets (liability), net	$413	$(21)

Domestic	-	-

Foreign:
Current deferred tax asset, net	148	33
Non-current deferred tax asset (liability), net	265	(54)

	413	(21)

	$413	$(21)

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carry forwards and other temporary differences in Israel and in some of its subsidiaries. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences will not be realized in the foreseeable future.

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

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 13:-	INCOME TAXES (Cont.)

f.	Accounting for uncertainty in income taxes: A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2013	2012

Opening balance	$201	$222
Additions for prior years' tax position	26	14
Additions for current year's tax position	-	-
Reduction of prior years' tax position due to lapse of statute of limitation	(124)	(35)

Closing balance	$103	$201

Included in accrued expenses and other current liabilities	$21	$110

Included in other long term liabilities	$82	$91

As of December 31, 2013, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2013 and 2012, the Company recorded $ 26 and $ 14 for interest expense related to uncertain tax positions, respectively. The Company has elected to include interest and penalties as a component of income tax expense. As of December 31, 2013 and 2012, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 48 and $ 33, respectively, which is included in the liability balance. In the next 12 months, the statute of limitation with respect to the 2009 tax year will lapse, which will impact the unrecognized tax position liability balance with respect to the 2009 tax year.

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

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 14:-	ENTITY-WIDE DISCLOSURES

Revenues by geographical areas were as follows:

	Year ended December 31,
	2013	2012	2011

United States	$17,529	$16,568	$10,729
Europe	3,265	3,646	2,191
Israel	1,818	2,234	948
Far East	1,774	1,478	869
Other	811	1,553	432

	$25,197	$25,479	$15,169

For the year ended December 31, 2013, no single customer accounted more than 10% of the Company's total revenues. For the year ended December 31, 2012, one of the Company's OEM partners accounted for approximately 10.9% of its revenues (13.4% in 2011). For the year ended December 31, 2012, another OEM partner accounted for approximately 2.4% of the Company's revenues (10.7% in 2011).

All of the Company's long-lived assets are located in Israel apart for assets in insignificant amounts which are located elsewhere.

NOTE 15:-	FINANCIAL EXPENSE, NET

	Year ended December 31,
	2013	2012	2011
Financial income:
Interest	$(1)	$(2)	$(9)
Hedging	(21)	(53)	-

	(22)	(55)	(9)
Financial expenses:
Interest and bank charges	45	124	286
Hedging	-	-	70
Exchange rate differences, net	146	94	22
Revaluation of liabilities presented at fair value	363	705	589
Convertible debt inducement expenses	-	108	202
Fair value of guarantee associated with short term loan	-	-	49
Accretion of contingent payment obligations	95	265	75

	649	1,296	1,293

	$627	$1,241	$1,284

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD

By: /s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated:  April 8, 2014