Form 20-F
period 2014-12-31
ATTUNITY LTD
filed 2015-04-14
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2014): 15,375,716

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.

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

Large Accelerated Filer ☐      Accelerated Filer ☒      Non-Accelerated Filer ☐

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

☐ Yes  ☒ No

- ii -

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to “Attunity”, the “Company”, “we”, “us”, “our” or the “Registrant” are to Attunity Ltd and its subsidiaries.

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

•	“Appfluent” means Appfluent Technology, Inc., a Delaware corporation we acquired in March 2015;

•	“Big Data” means very large and complex quantities of datasets that are difficult to process using traditional data processing applications;

•	“BIReady” means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;

•	“CDC” means change data capture, a process that captures and replicate only the changes made to enterprise data sources rather the entire data sources;

•	“cloud computing” means the use of computing resources, hardware and software, that are generally delivered as a service over the Internet;

•	“Companies Law” or the “Israeli Companies Law” mean the Israeli Companies Law, 5759-1999;

•
“Convertible Notes” or “Notes” mean the convertible promissory notes in an aggregate principal amount of $2.0 million that we issued to certain investors (including Mr. Shimon Alon, the Chairman of our Board of Directors and our Chief Executive Officer, and Mr. Ron Zuckerman, a member of our Board of Directors) pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, by and between us and the investors;

•	“dollars” or “$” mean United States dollars;

•	"GBP" means British Pound;

•	“Hadoop” means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware;

•	“Hayes” means Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013;

•	“NIS” or “shekel” mean New Israeli Shekels;

•	“RepliWeb” means RepliWeb Inc., a Delaware corporation we acquired in September 2011; and

•	“SEC” means the United States Securities and Exchange Commission.

We have obtained trademark registrations in the U.S. for, among others, Attunity, Attunity Connect, Attunity Federate, Attunity Replicate, RepliWeb, Better Data, Smaller Databases, Data Echo, Data Recast, Gold Client and Appfluent. Unless indicated otherwise by the context, any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On April 1, 2015, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.974 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our competitive position and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D “Risk Factors” below.

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

- iv -

TABLE OF CONTENTS

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
B.	Business Overview	17
C.	Organizational Structure	28
D.	Property, Plants and Equipment	28
ITEM 4A.	UNRESOLVED STAFF COMMENTS	28
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A.	Operating Results	29
B.	Liquidity and Capital Resources	39
C.	Research and Development, Patents and Licenses	41
D.	Trend Information	42
E.	Off-Balance Sheet Arrangements	42
F.	Tabular Disclosure of Contractual Obligations	42
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	43
A.	Directors and Senior Management	43
B.	Compensation	45
C.	Board Practices	48
D.	Employees	56
E.	Share Ownership	57
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58
A.	Major Shareholders	58
B.	Related Party Transactions	61
ITEM 8.	FINANCIAL INFORMATION	61
A.	Consolidated Statements and Other Financial Information	61
B.	Significant Changes	61
ITEM 9.	THE OFFER AND LISTING	62
A.	Offer and Listing Details	62
B.	Plan of Distribution	63
C.	Markets	63
D.	Selling Shareholders	63
E.	Dilution	63
F.	Expenses of the Issue	63
ITEM 10.	ADDITIONAL INFORMATION	63
A.	Share Capital	63
B.	Memorandum and Articles of Association	63

- v -

- vi -

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014 and 2013, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010, which have also been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Balance Sheet Data:

	December 31,
	2014	2013	2012	2011	2010
	(U.S. dollars in thousands)
Working capital (deficiency)	$11,568	$12,292	$(3,046)	$(6,891)	$(2,643)
Total assets	53,506	49,980	26,132	22,993	10,705
Current maturities of long term-debt, short-term convertible debt, including current maturities of long-term convertible debt	--	--	1,934	950	1,259
Long-term debt, less current maturities	--	--	--	--	1,661
Contingent purchase consideration	4,262	3,280	--	1,669	--
Warrants and bifurcated conversion feature, and other liabilities presented at fair value	906	1,093	730	510	1,215
Shareholders’ equity	31,157	30,098	9,562	5,188	733
Additional paid-in capital	133,931	130,944	110,318	107,345	102,459

Income Statement Data:

	Year ended December 31,
	2014	2013	2012	2011	2010
	(U.S. dollars and share amounts in thousands, except per share data)

Software licenses	$20,128	$13,364	$14,437	$8,140	$4,645
Maintenance and services	15,524	11,833	11,042	7,029	5,430
Total revenues	35,652	25,197	25,479	15,169	10,075

Cost of software licenses	890	748	831	563	1,119
Cost of maintenance and services	2,431	1,384	1,525	890	832
Research and development expenses	9,316	7,756	7,748	4,960	2,482
Selling and marketing expenses	19,136	11,793	9,833	5,851	3,831
General and administrative expenses	3,944	3,574	3,024	2,835	1,854

Total operating expenses	35,717	25,255	22,961	15,099	10,118
Operating income (loss)	(65)	(58)	2,518	70	(43)

Financial expenses, net	893	627	1,241	1,284	1,388
Income (loss) before taxes on income	(958)	(685)	1,277	(1,214)	(1,431)
Taxes on income (income tax benefit)	734	(56)	(209)	(399)	74

Net income (loss)	(1,692)	(629)	1,486	(815)	(1,505)

Basic net income /(loss) per share	$(0.11)	$(0.05)	$0.14	$(0.09)	$(0.20)
Weighted average number of shares used in computing basic net income / (loss) per share	15,024	11,474	10,716	8,662	7,993

Diluted net income /(loss) per share	$(0.11)	$(0.05)	$0.12	$(0.09)	$(0.20)
Weighted average number of shares used in computing diluted net income / (loss) per share	15,024	11,474	12,311	8,662	7,993

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We incurred operating losses in the past, including an operating loss of $65,000 in the fiscal year ended December 31, 2014 and an operating loss of $58,000 in the fiscal year ended December 31, 2013. Our ability to achieve and sustain profitability in the future depends in part on the rate of growth of, and changes in technology trends in, our market; the global economy; our ability to develop new products and technologies in a timely manner; the competitive position of our products; our ability to manage our operating expenses; and other risks, some of which are described in this annual report. We may also seek to increase our operating expenses and make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. For example, our operating expenses increased from approximately $10.1 million in the fiscal year ended December 31, 2010 to approximately $35.7 million in the fiscal year ended December 31, 2014, whereas our revenues rose at a slightly lower pace during such years, from approximately $10.1 million in 2010 to approximately $35.7 million in 2014. As such, there can be no assurance that we will be able to achieve or sustain profitable operations in the future.

We depend on strategic relationships with our distributors, OEM, VAR and other business partners and our revenues may be reduced if such relationships are not successful or are terminated.

Our products and services are sold through both direct and indirect channels, including distributors, original equipment manufacturers, or OEM, value-added resellers, or VAR, and other business partners. Specifically, we rely on strategic relationships with OEM and other business partners and resellers to sell our products and services. For example, in December 2010, we entered into two five–year OEM agreements with Microsoft Corporation, or Microsoft, for an aggregate consideration of nearly $9 million. We expect that these OEM relationships will continue to account for a material portion of our revenues in the future. Typically, where our fees depend on orders of products (and not fixed license fees), these parties are not obligated to sell any of our products. Any failure of these relationships to market our products effectively or generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could have a material adverse effect on our business, operating results and financial condition.

Our ability to expand our business into the SAP market and the success of our Gold Client offering depend on our relationship with SAP, including our ability to maintain our status as a SAP Software Solution and Technology Partner.

In December 2013, we acquired Hayes, a leading U.S.-based provider of data replication software for the market in which SAP AG, or SAP, operates, including Hayes’ flagship product, Gold Client, a globally-recognized software solution in the SAP data replication market. Through Hayes, we maintain a status of a “SAP Software Solution and Technology Partner” and our Gold Client solutions have achieved several certifications from SAP, including, in early 2014, as a certified integration with the SAP® ERP (Enterprise Resource Planning) 6.0 application running on the SAP HANA® platform.  The success of our Gold Client offering is dependent to a large extent on our relationship with SAP and, in particular, our ability to maintain these certifications and, where appropriate, our ability to obtain additional certifications from SAP for our future SAP related offerings. This is primarily because an installation of SAP solutions is considered as a sizeable investment and current and prospective customers tend to view these certifications as valuable when making capital expenditure decisions related to their SAP solution-based environment. If we fail to maintain our status as a SAP Software Solution and Technology Partner or, where appropriate, obtain additional certifications from SAP for our future SAP related offerings, our business and operating results, especially our ability to expand our business into the SAP market and the sales of our Gold Client offering, could be adversely affected.

Our business and operating results depend in part on the successful and timely implementation of our third party partner solutions.

We rely on our strategic partners to extend the functionality and facilitate the wider adoption of our software solutions. Specifically, our software solutions, which are designed to enable access, sharing, replication, consolidation, distribution and usage analytics of data across heterogeneous enterprise platforms, organizations and the cloud, are often licensed or incorporated as part of a broader offering through our strategic partners.  For example, when one of our strategic partners introduces our Attunity Replicate solution to a customer who is considering such partner’s data warehouse solution, our sale of Attunity Replicate to that customer will likely depend on our partner’s successful sale and implementation of the data warehouse solution to that customer. As a result, our revenue and financial results depend in part on the timely and successful implementation of our partners’ solutions. To the extent our partners’ deliverables are not met in a timely manner or at all, our business and operating results could be adversely affected.

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

Our customers typically use our products to deploy applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers and, at times, the sales cycle for some of our products extends to twelve months. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle can be further extended for sales made through or with the involvement of third party distributors or partners. We cannot control such delays and cannot control the timing of sales cycles or our sales revenue. Delay in the sales cycle of our products could result in significant fluctuations in our quarterly operating results or difficulty in forecasting revenues for any given period.

Our business and operating results may be adversely affected by competition, including as a result of consolidation of our competitors.

The markets for our software products are intensely competitive and, particularly in the file replication and application release automation, or ARA, markets, also fragmented. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. In the fields of ARA, web deployment and enterprise file replication, we also compete with providers of open source and freeware solutions, which are substantially less expensive than our solutions. We anticipate continued growth and competition in the software products market. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration market in particular. For example, in December 2013, IBM acquired Aspera, which engages, among other things, in the sale of managed file transfer solutions. Consolidation and mergers in our market may result in stronger competition by larger companies that threaten our market positioning.

Our existing and potential competitors, such as IBM, Informatica, Oracle, SAP, EPI-USE and HP, who compete with different products or services we offer, may offer or be able to develop software products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

The success of our Appfluent products is dependent on our ability to penetrate the market for open source distributed data platforms.

The market for Hadoop and open source distributed data platforms is relatively new, rapidly evolving and unproven. Our future success of selling our Appfluent products will depend on Hadoop’s ability to penetrate the existing market for open source distributed data platforms, as well as the continued growth and expansion of the market for open source distributed data platforms. If the market for Hadoop and open source distributed data platforms fails to grow or expand or decreases in size, our business could be harmed.

We must develop new products and solutions as well as enhancements and new features to existing products to remain competitive and our future growth will depend upon market acceptance of our products.

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

We are currently developing new products as well as enhancements and new features to our existing products and solutions. We may not be able to successfully complete the development and market introduction of new products or product enhancements or new features.  If we fail to develop and deploy new products and product enhancements or features on a timely basis or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

If our products are unable to interoperate with hardware and software technologies developed and maintained by third parties that are not within our control, our ability to develop and sell our products to our customers could be adversely affected, which would result in harm to our business and operating results.

Our products are designed to interoperate with and provide access to a wide range of third-party developed and maintained hardware and software technologies, which are used by our customers. For example, our Attunity Replicate solution interoperates with many database environments, such as Microsoft SQL Server, Oracle Database and IBM DB2. The future design and development plans of the third parties that maintain these technologies are not within our control and may not be in line with our future product development plans. We may also rely on such third parties, particularly certain third-party developers of database and application software products, to provide us with access to these technologies so that we can properly test and develop our products to interoperate with the third-party technologies. These third parties may in the future refuse or otherwise be unable to provide us with the necessary access to their technologies. In addition, these third parties may decide to design or develop their technologies in a manner that would not be interoperable with our own. If any of the situations described above were to occur, we would not be able to continue to market our products as interoperable with such third-party hardware and software, which could adversely affect our ability to successfully sell our products to our customers.

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

Our business and financial condition is affected by global economic conditions and their impact on levels of spending by customers, which may be disproportionately affected by economic downturns. For example, in the past several years, credit and sovereign debt issues have destabilized certain European economies, thereby increasing global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

We are subject to risks associated with international operations.

We are based in Israel and generate a material portion of our sales outside the United States.  Our sales outside of the United States accounted for approximately 31%, 30% and 35% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

•	the impact of the recessionary environments in multiple foreign markets, such as in some European countries;

•	longer receivables collection periods and greater difficulty in accounts receivable collection;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	potential tax consequences;

•	fluctuations in currency exchange rates;

•	political and economic instability; and

•
the direct or indirect impact on our business, including the effect on the availability of and premiums on insurance, resulting from various forms of hostilities, such as the threat or occurrence of war, terrorist incidents or cyber-attacks or responses to such threatened or actual incidents or attacks.

We cannot be certain that we, our distributors or our resellers will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

We face risks associated with acquisition of businesses and technologies.

We completed the acquisitions of Appfluent, Hayes and RepliWeb in March 2015, December 2013 and September 2011, respectively, and, in November 2014, we acquired BIReady’s data warehouse automation technology. As part of our growth strategy, we may continue to evaluate and pursue additional acquisitions of, or significant investments in, other complementary companies or technologies to increase our technological capabilities and expand our product offerings. Acquisitions and the successful integration of new technologies, products, assets or businesses that we have acquired, or will acquire in the future, continue to require, and will require, significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Other risks commonly encountered with acquisitions include disruption of our ongoing business; difficulties in integration of the acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control system; being subject to known or unknown contingent liabilities, including taxes, expenses and litigation costs; and inability to realize expected synergies or other anticipated benefits. We cannot assure you that we will be successful in overcoming these risks or any other problems we may encounter in connection with recent acquisitions or other potential future acquisitions. Our inability to successfully integrate the operations of an acquired business, including a successful implementation of the technologies we acquire, and realize anticipated benefits associated with an acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions or other strategic transactions may also result in dilution to our existing shareholders if we issue additional equity securities as consideration or partial consideration (as we have done with all of our acquisitions in the past several years) and may increase our debt. We may also be required to amortize significant amounts of intangible assets or record impairment of goodwill in connection with future acquisitions, which would adversely affect our operating results.

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

Some of our products utilize open source technologies. These technologies are licensed to us under varying license structures, including the General Public License, or the GPL, a software license that is, in general, designed to guarantee end users the freedom to use and modify the licensed software under the GPL while ensuring such freedom is preserved whenever the work is distributed. If we have improperly integrated, or in the future improperly integrate software that is subject to such licenses into our products, in such a way that our software becomes subject to the GPL or similar licenses, we may be required to disclose our own source code to the public. This could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position and impact our business, results of operations and financial condition.

We may need to raise additional capital in the future, which may not be available to us.

While we had cash and cash equivalents of approximately $19.0 million as of December 31, 2014, we used a significant portion of those funds to finance the acquisition of Appfluent in March 2015. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next 12 months, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements, including acquisitions. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations.  In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

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

Our operating results fluctuate significantly and are affected by seasonality and various other factors.

Our quarterly results have fluctuated significantly in the past and may fluctuate significantly in the future.  Our future operating results will depend on many factors, including, but not limited to, the following:

•	the size and timing of significant orders and their timely fulfillment;

•	demand for our products;

•	seasonal trends;

•	domestic and international economic and political conditions;

•	changes in our pricing policies or those of our competitors;

•	the number, timing and significance of product enhancements;

•	new product announcements by us and our competitors;

•	our ability to successfully market newly acquired products and technologies;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	product life cycles;

•	software bugs and other product quality problems;

•	personnel changes;

•	changes in our strategy;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	the inherent uncertainty in marketing new products or technologies.

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

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse effect on our results of operations.  We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the Euro and the GBP. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. In addition, a material portion of our expenses, principally salaries and related personnel expenses, are paid in NIS.  For instance, during 2013, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses. If the NIS strengthens against the dollar, as it did in 2013, the value of our Israeli expenses will increase. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

Cyber-attacks or other data security incidents may compromise the integrity of our products, harm our reputation and adversely impact our business and financial results.

Despite our efforts to protect our proprietary rights, including maintaining the security and integrity of our product source code, the threats to network and data security are increasingly diverse and sophisticated. We and our software solutions could be targets of cyber-attacks (including, among others, malware, viruses and other disruptive activities of individuals or groups) designed to impede the performance of our solutions, penetrate our network security or the security of our solutions, misappropriate proprietary information or cause other interruptions to our business. The impact of such incidents could, among other things, disrupt the proper functioning of our software products, cause errors in the output of our customers’ work and allow unauthorized access to sensitive, proprietary or confidential information of ours or our customers and other destructive outcomes. Although we have not identified any such incidents of sabotage or unauthorized access by a third party, if we experience an actual or perceived breach of security in our internal systems or to our software products, it may compromise the integrity of our products, harm our reputation and we could also face lawsuits and potential liability. If any of these events happen, our business and financial results could suffer. In addition, the cost and operational consequences of implementing further data protection measures is expected to increase and such increases may be significant. Also, we could be negatively impacted, including by incurring compliance costs, by existing and proposed laws and regulations related to privacy and data protection.

Although our internal control over financial reporting was considered effective as of December 31, 2014, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

The Sarbanes-Oxley Act of 2002, or SOX, imposes certain duties on us. In particular, continued compliance with Section 404 of SOX and the related regulations regarding our assessment of our internal control over financial reporting and the required auditor attestation of such internal control requires the commitment of significant financial and managerial resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

Risk Factors Relating to Our Ordinary Shares

Provisions of the Plenus Loan may make an acquisition of us more costly or difficult, which could depress the price of our shares.

Pursuant to the loan agreement between Attunity and Plenus Technologies Ltd. (and certain of its affiliates, or Plenus), dated as of January 31, 2007, as amended, or the Plenus Loan, if on or before December 31, 2017, we enter into a “Fundamental Transaction”, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then we will be required to pay Plenus an amount equal to, in general, the higher of $300,000 or 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction. Plenus’ right to such payment, or the Plenus Right, remains outstanding despite us having repaid the Plenus Loan in full. As a result, an acquisition of our Company that triggers the Plenus Right will be more costly to a potential acquirer and these provisions, taken as a whole, may have the effect of making an acquisition of our Company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

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

As of April 1, 2015, our directors and executive officers beneficially own approximately 17.3% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares and/or substantial future sales of our ordinary shares may depress our share price.

As of April 1, 2015, we had approximately 16.0 million ordinary shares issued and outstanding (including approximately 582,000 ordinary shares recently issued in connection with the acquisition of Appfluent) and approximately 1.9 million of additional ordinary shares which are issuable upon exercise of outstanding employee stock options and warrants. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including, most recently, during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may adversely affect Israel and us. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

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

We have in the past received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Economy (formerly, the Ministry of Industry, Trade and Labor), or the Chief Scientist, for research and development programs that meet specified criteria. Although we have no further obligation to pay royalties to the Chief Scientist in respect of sales of our products, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. In addition, any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, serves as a director of our Company or as our chief executive officer, is generally required to undertake to observe the law governing the grant programs of the Chief Scientist, some of the principal restrictions of which are the transferability limits described above.

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

Corporate History and Details

Attunity Ltd was incorporated under the laws of the State of Israel under the name “I.S.G. Software Industries Ltd.” in 1988 as a company limited by shares. We changed our name to “ISG International Software Group Ltd.” in 1992 and to our current name in October 2000.

We began operations in 1989 and, when we went public on NASDAQ in December 1992, our principal products were the APT (Application Programming Tools) product family of software productivity tools.  In 1993, we acquired Attunity Software Services (1991) Ltd. (formerly known as Meyad Computers Company (1991) Ltd.), which owned Mancal 2000 - a financial and logistic application software package. In 1994, we acquired Attunity Inc. (formerly known as Cortex Inc.), which owned CorVision - an application generator for enterprise applications. In 1996, we released Attunity Connect® - a universal data and application access product. In 2004, we released Attunity Stream – a CDC software that captures only the changes made to enterprise data sources with minimal impact on the database systems. In 2005, we released Attunity InFocus – a software platform for workplace-focused composite applications. In 2009, we released Attunity Operational Data Replication – a set of solutions that allow the transfer and synchronization of data between heterogeneous databases. In 2011, we acquired RepliWeb, a leading provider of enterprise file replication and managed file transfer technologies, and released Attunity Replicate, a high-performance data replication software that enables organizations to accelerate and improve the distribution and sharing of data for enhanced accessibility. In 2013, we raised net proceeds of approximately $18 million in a public offering and also acquired Hayes, a leading provider of data replication software for the SAP market. Most recently, in March 2015, we acquired Appfluent, a provider of data usage analytics for Big Data environments.

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

Recent Major Business Developments

Below is a summary of the major business developments in Attunity since January 1, 2014:

•
On March 18, 2015, we acquired Appfluent, a U.S.-based provider of data usage analytics for Big Data environments, including data warehousing and Hadoop, for total consideration of approximately $18.0 million, payable in a combination of cash and our ordinary shares, with additional earnout consideration based on performance milestones in 2015 and 2016.

•
On January 13, 2015, we announced that we entered into a strategic technology license agreement with a cloud services company, allowing the partner to use our replication and data transfer technology to facilitate data transfer between heterogeneous data environments and cloud-based systems and services, for total consideration of approximately $7.5 million payable over two years, or over $10.0 million if the partner exercises additional expansion options.

•
On November 14, 2014, we acquired the warehouse automation technology and certain related assets of BIReady for total consideration of approximately $1.0 million, payable in a combination of cash and our ordinary shares, with additional earnout consideration of up to $375,000 in cash based on performance milestones in 2015 and 2016.

•
On October 14, 2014, we announced the availability of Attunity Replicate 4.0, designed to accelerate the adoption of Hadoop by reducing the complexity of moving Big Data to and from the technology platform.

•	On May 21, 2014, we announced the release of Attunity CloudBeam, our cloud data transfer solution, on the Amazon Web Services (AWS) Marketplace.

•	On April 2, 2014, we announced the release of Attunity Maestro, our Big Data management platform.

For a discussion of our principal capital expenditures and divestitures, see Item 5.B “ Operating and Financial Review and Prospects –Liquidity and Capital Resources –Principal Capital Expenditure and Divestitures.”

B.	Business Overview

Overview

We are a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions include data replication (Replicate and Gold Client), data flow management (Maestro), test data management (Gold Client), change data capture (CDC), data connectivity (Attunity Connect), enterprise file replication (RepliWeb), managed-file-transfer (MFT), ARA (RepliWeb for ARA), data warehouse automation (BIReady), data usage analytics (Appfluent Visibility) and cloud data transfer (CloudBeam).

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology (IT) environment. Our software is commonly used for projects such as data warehousing, Hadoop, Big Data analytics, reporting, migration and modernization, ARA, data distribution and cloud initiatives.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of managing data to, from, and between today’s information systems and enable the use of enterprise information where and when needed. Our software includes products for real-time data integration (including data and file replication); data warehouse automation, data usage analytics and test data management; ARA (a process that automates the deployment and upgrade of custom applications and web content across various stages of the application and content lifecycle); and managed file transfer, or MFT (a process that allows organizations to secure and automate business-to-business information exchanges over standard internet connections). In addition, we offer a software as a service, or SaaS, based platform with a portfolio of services to enable cloud data loading and replication.

Over the years, our company and products have also won a number of awards for ingenuity, performance and innovation, including the following recent awards:

•	In December 2014, our Attunity Maestro solution was named in DBTA Magazine’s ‘List of Trendsetting Products in Data for 2015’;

•
In June 2014, CRN Magazine selected Attunity as a “Big Data 100” company in its annual list recognizing the most innovative technology vendors that offer products and services to help businesses manage Big Data;

•	In June 2014, CIO Review selected Attunity as a “Big Data 100” company in its annual list recognizing the most promising Big Data companies; and

•	In June 2014, Attunity was named ‘One of the Most Important Companies in Data Today’ by Database Trends and Applications (DBTA) Magazine.

We are not responsible for any of these awards or the entities that award them.

Through direct sales as well as distribution, OEM agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including government, financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry.

The Market Opportunity and Our Solutions

We believe that the world of IT data infrastructure is undergoing a significant change, one that enables very large information assets to be accessible in a timely manner, reaching more users through more applications and devices. This new paradigm in information access requires support for service-based standards, real-time detection of critical events, and the ability to manage very large quantities of datasets, to which we refer as Big Data. Consequently, our main focus and strategy is to strengthen our position as a leading provider of information availability software solutions, including real-time data integration and replication, data warehouse automation, data usage analytics, data flow management, ARA and test data management.

In 2009, we expanded our product offering to target the data replication market, an important segment of the data integration market that enables the real-time availability and consistency of data across heterogeneous databases. Specifically, we focused on what we call Operational Data Replication, or ODR, software solutions, which are designed to make information available to support operational business intelligence. We have since expanded on our technology to support a variety of mission-critical data initiatives. Based, among other things, on market studies and inputs from our customers and prospects, we believe that the need for heterogeneous data integration and replication will continue to increase with the adoption of cloud computing and Hadoop, as organizations start to manage data both in on-premises data centers and in cloud-based systems. In this respect, we focus, through our internal research and development activities as well as acquisitions, on high-speed bulk data transfer and CDC capabilities to support both environments. For example, in November 2014, we acquired BIReady’s data warehouse automation technology, which allows us to offer a solution that facilitates and accelerates the process of making data ready in a data warehouse or data marts for use in business intelligence (BI) and analytics. Most recently, in March 2015, we acquired Appfluent in order to expand our Big Data offering with data usage analytics for Big Data environments, including data warehousing and Hadoop, designed to allow customers to understand data usage and processing workload to optimize cost and performance.

We believe that our suite of software solutions and services responds to the market need we identified by providing the following key benefits:

•
our solutions allow organizations to select, access, detect, notify and act upon changing data and critical business events in real-time, and realize the full benefits of being a ‘real-time enterprise’;

•
our solutions simplify the growing, complex maze of different database and data warehouse systems, platforms, versions and hardware, on-premises and in the cloud, reducing the costs of interconnectivity and opening up the opportunity for new and more valuable cross-system applications;

•
our solutions empower organizations to manage all types of data structure, across substantially  all network environments, and throughout commercially-relevant business applications and computing environments;

•
our solutions enable real-time availability and modeling of data required to support business intelligence, analytics, and operations, a requirement that is now a common enabler for improved efficiencies and competitive advantage; and

•
our solutions enable customers to understand how they use and process data across data warehouses and Hadoop, which allows them to optimize the cost and performance of their evolving Big Data environments.

Our Strategy

The key elements of our strategy to achieve our objectives include:

•
Extend our Product Leadership. Our flexible, open and standards-based architecture extends integration opportunities into more business applications and enterprise computing environments, including cloud computing. Our goal is to provide the most comprehensive and reliable suite of data optimization, automation and availability software solutions for enterprise data centers and cloud environments that provide data usage analytics and accelerate information access and movement, improve system uptime and reduce operational overhead and complexities.

•
Expand Our Selling Capabilities. We market and sell our products in the U.S., the U.K., Europe, Asia-Pacific regions, the Middle East and Latin America through direct sales, OEM, reseller and distributor channels. We intend to continue to expand our sales channels in those territories and seek to enter into agreements with new OEMs and other indirect channels.

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that use it in their data centers and cloud environments to enable Big Data analytics, data integration, business intelligence, release automation, file replication and test data management. We believe that our software is well positioned to meet the new and fast-growing markets of Big Data and cloud computing (including cloud data warehousing, analytics, the “Industrial Internet of Things”, Hadoop-based environments, cloud data archiving, and disaster recovery), adding value to customers with new solutions as these markets evolve. We intend to capitalize upon these opportunities by marketing our software and services to companies with real-time information needs.

•
Increase Penetration of Our Existing Customer Base. Over the years, our software solutions were licensed to over 2,500 customers worldwide and that base continues to grow. This large installed base affords us a unique opportunity for cross-selling our expanded product offering and future software solutions. By way of example, through our acquisition of Appfluent, we are now in a position to cross-sell and up-sell our solutions to existing customers who leverage our Attunity Replicate solution.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners such as Microsoft, IBM, Oracle, HP, EMC Pivotal, Amazon Web Service (AWS), SAP and Teradata, where our software is sold as a complementary product to their product line, or embedded within their own products. We plan to extend our existing strategic relationships and develop new alliances (such as in the Hadoop market) with leading global software providers, equipment manufacturers, application service providers, systems integrators and VARs, in order to extend the functionality of our software and increase sales. Doing so will also allow us to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

•
Pursue Strategic Acquisitions and Investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our software products and service offerings.  For instance, in November 2014, we acquired BIReady's technology in order to provide data warehouse automation capabilities and, in March 2015, we acquired Appfluent in order to expand our Big Data offering with data usage analytics for Big Data environments, including data warehousing and Hadoop.

Our Products

Our software offering currently consists of the following key products:

Attunity Maestro

Attunity Maestro, which we launched in April 2014, is an enterprise-class information flow management and automation platform, integrating mission-critical data. The solution accelerates and orchestrates data transmission and deployment processes of Big Data and other large-file assets throughout global data center and cloud environments.  Maestro is designed to meet the needs of a diverse portfolio of users like IT Operations, “lines of business” and risk management teams, and to provide controls for defining, executing, managing and auditing all transaction and automation initiatives. The key features of Attunity Maestro are:

●	Cascading, distribution and consolidation

●	Central monitoring and management for Attunity products

●	Process flow designing

Attunity Replicate

Attunity Replicate is a high-performance data replication software, which we believe enables organizations to accelerate and reduce the costs of distributing, sharing and ensuring the availability of data for meeting business operations and business intelligence needs. Using Attunity Replicate, organizations can load data efficiently and quickly to operational data stores/warehouses and Hadoop; create copies of production databases to enable operational reporting; offload queries from operational systems to reduce load and impact; facilitate zero-downtime migrations and upgrades; and distribute data across data sources/centers. Instead of relying on a complex, resource-intensive ETL (Extract/Transform/Load) process which moves data in batches, Attunity enables ELT with a simple yet powerful GUI (Graphic User Interface) expediting the traditionally-slow process of data provisioning. The key features of Attunity Replicate are:

●	Complete automation and optimized high-performance database replication, including database schema, data and changes

●	Simplified user experience delivering a “Click-2-Replicate” solution, which means it allows the user to simplify and automate the implementation of end-to-end data replication

●	Heterogeneous replication supporting many types of source and target databases, including cloud

Attunity Gold Client

Attunity Gold Client Solutions is our replication software for data management within the SAP environments. We believe that businesses around the world choose Gold Client Solutions to maximize the value of their investments in SAP, by reducing enterprise storage requirements, improving the quality and availability of test data, restoring development integrity, and ensuring data security. Using Gold Client Solutions, customers can quickly select and copy subsets of only relevant data from production or non-production sources to non-production targets, with options to simultaneously scramble sensitive data and keep data subsets in sync across systems. Gold Client Solutions reside natively in the SAP application layer and supports a broad list of SAP applications. The key features of Gold Client are:

●	Replicating data with all relevant data, exactly as it exists in the source

●	Providing flexible selection methods allow any criteria to identify data for replication

●	Creating smaller, fully functional clients

●	Migrating select data to new or existing environments, on premises or in the cloud

●	Simultaneously copying relevant data on multiple SAP applications

●	Protecting sensitive data at export with extensive, extendable transformation rules

●	Selectively deleting unwanted data in non-production systems

Appfluent Visibility

Appfluent Visibility (which we offer through the recent acquisition of Appfluent in March 2015) is a software that provides data usage analytics for Big Data environments, including data warehousing and Hadoop. It is designed to provide visibility into usage and processing workloads of enterprise data, including insight into business activity, data usage and resource consumption across heterogeneous analytic data platforms, thereby optimizing the cost and performance of the customers’ evolving Big Data environments. The key features of Appfluent Visibility are:

●	Monitoring all data usage and processing activity on leading data warehouses and Hadoop, to assess resource utilization for ETL and analytical workloads

●	Analyze data usage and workload resource utilization to enable performance or cost optimization (e.g. by moving data or processing to lower cost storage or processing platforms like Hadoop)

●	Discovers history of data used from large tables by analyzing calendar dates used in queries

●	Audit and report on application activity and data usage by business units to chargeback and justify investments

●	Integrates with leading Business Intelligence (BI) applications to correlate application users and report activity with usage

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

Attunity RepliWeb for EFR

Attunity RepliWeb for EFR is a heterogeneous file system and storage replication solution, optimized for Wide Area Network (WAN) infrastructures. The solution provides organizations with widely distributed (global/regional/local) operations, a highly reliable and fast way to replicate, mirror, backup and/or migrate unstructured data. The key features of Attunity RepliWeb for EFR are:

●	Comparative snap-shot technology enabling delta only replication

●	Accelerated WAN transfer engines

●	Extensive file and content include/exclude definitions

●	Real-time replication engines for Windows server environments

Attunity RepliWeb for ARA

Attunity RepliWeb for ARA is an ARA and Web deployment solution for Windows (.NET & SharePoint), UNIX and Linux applications and web infrastructures. The product is used by IT operations, application development and content/marketing teams to manage and automate the deployment of applications and digital content across on-premise and cloud-based servers. The key features of Attunity RepliWeb for ARA are:

●	Robust automation and scheduling engines

●	End-to-end auditing and reporting of managed processes

●	One-click rollback of applications, content & configurations

Attunity CloudBeam

Attunity CloudBeam is our fully-managed data transfer SaaS-based platform that is designed to move data to, from, and between on-premises and cloud environments quickly, reliably and affordably. We believe that Attunity CloudBeam helps users to realize the value of cloud computing by alleviating the challenges of uploading and managing the transmission of Big Data, also known as the “Big Data bottleneck,” as well as address other infrastructure maintenance challenges. Supporting AWS cloud storage services, Attunity CloudBeam facilitates solutions such as loading data for analytics in the cloud, disaster recovery, content distribution, and cloud migrations. The key features of Attunity CloudBeam are:

●	Automation – provides robust scheduling of data transfer processes, including continuous synchronization. The command line interface also enables application level automation

●	Acceleration – high-performance movement of very large files and large numbers of files to, from, and between on-premises and cloud environments

●	Manageability – enables user to manage cloud data movement without the overhead of building and maintaining cloud infrastructure

●	Reliability – provides comprehensive audited and recoverable file transfers

●	Security – encrypts all transfers to ensure data is not tampered with or viewed inappropriately

●	Affordability – subscription-based services enable customers to pay based on usage

Attunity BIReady

Attunity BIReady (which we offer through the acquisition of BIReady’s technology in November 2014) is a data warehouse automation software that we believe accelerates and simplifies the process of designing, generating and populating enterprise data warehouses and data marts. By supporting the entire lifecycle of data warehousing through agile automation, BIReady helps to eliminate the traditionally complex, manual tasks of preparing data for BI and Big Data analytics and their inherent dependency on many ETL development resources. The key features of BIReady are:

●	Model-driven solution for managing the process of building a data warehouse

●	Automated generation of data warehouse and data marts structures

●	Automated generation of ETL processing, optimized for each supported data warehouse

●	Automated maintenance and change management

●	Support for many data warehouses including Teradata, Oracle/Exadata, IBM Netezza, and SQL Server

Sales and Marketing

Our products and services are sold through both direct and indirect channels, including distributors, VARs and OEM partners.

We maintain direct sales operations through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel.  In several countries in Europe, South and Central America as well as in China, Japan, Singapore, South Korea and Taiwan, we distribute our products through independent distributors. Our direct field force (including marketing, sales, technical pre-sales and support personnel) as of December 31, 2014 was comprised of a total of 70 persons, of which 50 persons were in North America; 17 persons were in Europe, the Middle East and Africa; and 3 persons were in the Asia Pacific region.

Over the course of the past several years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors, resellers, VARs, OEMs, system integrators and managed service providers and other business partners, including leading global-class partners such as Microsoft, IBM, Oracle, HP, EMC Pivotal, AWS, SAP  and Teradata. For example, in January 2015, we announced that we had entered into a strategic technology license agreement with a cloud services company, allowing the partner to use our replication and data transfer technology to facilitate data transfer between heterogeneous data environments and cloud-based systems and services.

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

Seasonality

Our business is subject to seasonal trends, primarily in the third quarter ending September 30, when we have typically experienced relatively low sales mainly as a result of reduced sales activity of our customers and prospects during the summer months. We have also often recognized a substantial portion of our revenues in the last quarter of the year and in the last month, or even weeks or days, of a quarter.

Customers

Our products are sold, directly and indirectly, primarily to large and medium-size enterprises engaged in all areas of industry, including government, financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry, including governmental and public institutions. As described above under “Sales and Marketing,” our products are also sold indirectly through a number of regional resellers and other business partners, including world-class OEM partners.

For the years ended December 31, 2013 and 2014, no single customer accounted more than 10% of our total revenues. For the year ended December 31, 2012, Microsoft accounted for approximately 10.9% of our total revenues.

In the past three years, a substantial majority of our license revenues were derived from our connectivity and data replication products. The balance of license revenues were derived from our file replication products, which consist of our file replication, MFT, ARA and data flow management solutions, as well as our Gold Client Solutions Suite for SAP test data management.

In the past three years, a substantial majority of our maintenance and support revenues were derived from both our connectivity and data replication products (including Gold Client) as well as from maintenance of our file replication products.

In terms of geographic markets in the past three years, a substantial majority of our revenues were from sales in North America (74% in 2014) and Europe (17% in 2014).

For additional details regarding the breakdown of our revenues in the past three years by geographical distribution and by activity, see Item 5.A “Operating and Financial Review and Prospects – Operating Results – Results of Operations”.

Competition and Pricing

General: The IT marketplace is highly competitive and has few barriers to entry. The primary competitive factors affecting sales of our products are product performance and features, depth of product line, technical support and price. We compete both with international and local software vendors, many of whom have significantly greater financial, technical and marketing resources than us.

We anticipate continued growth and competition in this market and, consequently, the entrance of new competitors into the market or intensified competition, including by way of consolidation. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration market in particular, such as IBM’s acquisition of Aspera (December 2013), Informatica Corporation’s acquisition of Wisdom Force (July 2011) and Oracle’s acquisition of GoldenGate Software (July 2009). Consolidation and mergers in our market may result in stronger competition by larger companies that threatens our market positioning. New entrants may also include the IT departments of current and potential customers of ours that develop solutions that compete with our products.

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

ARA/Web Deployment: Our competitors in the ARA and Web Deployment market include major platform vendors, such as Microsoft, IBM and HP; server provisioning and configuration management vendors, such as BMC Software, Inc., CA Inc. and Serena Software, Inc.; and other providers of open source and freeware solutions. Our commercial competitors in this market enjoy significant advantages over us primarily in their abilities to manage both the operating systems and application stacks, stronger global brand recognition and deeper product development capabilities. The open source and freeware solutions offer significant cost benefits compared to our and other commercial solutions. However, we believe our offerings are competitive in that they address the needs of heterogeneous computing and application infrastructures, reduce the potential for vendor lock-in, are quicker and easier to install, and deliver a quicker total return on investment.

Managed File Transfer (MFT): Our competitors in the MFT market include the larger global software and middleware vendors, such as IBM (Sterling Commerce), Axway Software SA and Tibco Software Inc.; mid-tier software vendors, such as Globalscape Inc. and Ipswitch Inc.; and SaaS vendors such as Box.net and Dropbox. The MFT market is highly competitive with the larger global software vendors possessing significant advantages over us in terms of stronger global brand recognition, current feature sets, research and development resources, and sales infrastructure. Additionally, we face increased competition from SaaS vendors who offer low first-year product acquisition costs.  However, we believe our MFT solution provides a competitive portfolio of features that addresses the mainstream market needs, has a lower total cost of ownership and delivers high enterprise value.

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

SAP Data Replication and Management: Our competitors in the SAP data replication and management market include major platform vendors, such IBM and SAP itself; global consulting services and software solutions vendors, such as Informatica, EPI-USE and BackOffice; and storage management providers, such as EMC and NetApp. Our competitors in this market enjoy advantages over us in terms of stronger global brand recognition and greater research and development and sales resources. However, we believe our solutions for SAP data are competitive in their ability to offer a rich portfolio of features and a quick implementation process, and deliver a quick total return on investment.

Data Warehouse Automation: Our competitors in the data warehouse automation market are primarily the traditional ETL vendors like Informatica and IBM. Our competitors in this market enjoy advantages over us in terms of stronger global brand recognition, research and development resources and sales infrastructure. However, we believe our data warehouse automation solutions deliver a modern alternative to these competitors’ traditional software that require significant developer investment that increases total costs and time to value. With an innovative model-driven technology, our data warehouse automation software can automate the process of making data ready for BI and analytics, significantly reducing the need for ETL development.

Data Usage Analytics: Our competitors in the data usage analytics market consist primarily of tools provided by data warehouse vendors, such as Teradata and Oracle. Our competitors in this market enjoy advantages over us in terms of stronger global brand recognition and greater research and development and sales resources. However, these vendors’ tools are limited to their respective data warehouse, whereas our Appfluent Visibility solution supports a broad range of data warehouses as well as Hadoop, providing unified analytics across many Big Data environments. We also believe that our solution provides more robust measurement and deeper analytics for data usage compared to traditional data warehouse tools that focus on operational monitoring.

Intellectual Property Rights and Software Protection

While we have one registered patent for a method for compressing and decompressing files in the field of file transfer software, we primarily rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our proprietary rights in our products. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. In addition, our employees and independent contractors are generally required to sign non-disclosure agreements.

We have obtained trademark registrations in the U.S. for, among others, Attunity, Attunity Connect, Attunity Federate, Attunity Replicate, RepliWeb, Better Data, Smaller Databases, Data Echo, Data Recast, Gold Client and Appfluent.

We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our proprietary rights in our products. We do not currently own any registered copyrights. Our policy is for our customers to sign non-transferable software license agreements providing contractual protection against unauthorized use of the software. Preventing the unauthorized use of software is difficult, and unauthorized software use is a persistent problem in the software industry.  However, we believe that, because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.

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

Grants from the Office of the Chief Scientist

The Government of Israel encourages research and development projects through the Chief Scientist pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, or the R&D Law.  Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest.

We have not received grants since 2000 and, since 2006, we have not had any liability to pay royalties to the Chief Scientist.  Nevertheless, the R&D Law provides that know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law, as amended, further provides that the know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally, in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest), (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law also imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new non-Israeli interested party to undertake to the Chief Scientist to comply with the R&D Law.  In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

C.	Organizational Structure

Our wholly owned subsidiaries act as marketing and customer service organizations in the countries where they are incorporated and in most instances for neighboring countries.  The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our current principal operating subsidiaries (direct and indirect):

Subsidiary Name	Country of Incorporation	Ownership Percentage

Attunity Inc.	United States	100%
Attunity (UK) Limited	United Kingdom	100%
Attunity (Hong Kong) Ltd.	Hong-Kong	100%
Attunity Israel (1992) Ltd.	Israel	100%
RepliWeb Inc.	United States	100%
Hayes Technology Group, Inc.	United States	100%
Appfluent Technology, LLC	United States	100%

D.	Property, Plants and Equipment

General. Other than the leased properties described below, we do not own or lease any material tangible fixed assets. We believe that these offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

Israel. Our executive research and development facilities and sales offices are located in the industrial park of Kfar Saba, Israel. The lease expires in February 2018 and may be extended for two additional periods of three years each.  The aggregate annual rent for our Israeli facilities was approximately $625,000 in 2014, compared with $535,000 in 2013 (which was comprised in 2013 of this facility and another facility that we left in mid-March 2013). We provided our Israeli office lessor with a bank guarantee in the amount of approximately $430,000 to secure our obligations under the lease.

North America. We lease approximately 7,700 square feet of office space in Burlington, MA; approximately 2,500 square feet of office space in Coconut Creek, FL; and approximately 4,300 square feet of office space in Buffalo Grove, IL. The aggregate annual rent of these facilities was approximately $289,000 in 2014 (which was comprised in 2014 of these facilities and another facility that we left in February 2014), compared with approximately $155,000 in 2013.   In March 2015, we leased additional office space in Burlington of approximately 4,800 square feet, for annual rent of approximately $113,000. In April 2015, we leased additional office space in Newport Beach, CA, for annual rent of approximately $86,000.

Other Locations. We lease office space in Hong Kong and in Chertsey, England (where we expect to lease additional office space during 2015). The aggregate annual rent for these premises was approximately $232,000 in 2014 (compared with $160,000 in 2013).

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

Overview

We were founded in 1988 and became a public company in the United States in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions include data replication (Replicate and Gold Client), data flow management (Maestro), test data management (Gold Client), change data capture (CDC), data connectivity (Attunity Connect), enterprise file replication (RepliWeb), managed-file-transfer (MFT), ARA (RepliWeb for ARA), data warehouse automation (BIReady), data usage analytics (Appfluent Visibility) and cloud data transfer (CloudBeam). These software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology (IT) environment. Our software is commonly used for projects such as data warehousing, Hadoop, Big Data analytics, reporting, migration and modernization, ARA, data distribution and cloud initiatives.

Through direct sales as well as distribution, OEM agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including government, financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry.

Executive Summary

2014 Highlights

In 2014, our total revenues were approximately $35.7 million, compared to $25.2 million in 2013. Our total revenues were comprised of:

•
License revenues that increased by 51% to $20.1 million in 2014, compared to $13.4 million in 2013. The increase in license revenues mainly resulted from (1) increased demand for our Attunity Replicate solution, (2) revenue from sales of Attunity Gold Client (associated with the acquisition of Hayes in December 2013), (3) strong sales due to improved marketing leads and execution of sales, including increased presence in Europe, (4) additional revenues from one of our OEM partners due to certain royalty adjustments, and (5) revenues from the recently announced license agreement with a cloud service provider; and

•
Maintenance and services revenues that increased by 31% to $15.5 million, compared to $11.8 million in 2013. The increase is primarily due to (1) maintenance and service revenues from Attunity Gold Client (associated with the acquisition of Hayes in December 2013) and (2) an increase in license revenues generated throughout 2013 that contributed to higher maintenance revenues in 2014.

Our operating loss for 2014 was $65,000 compared to operating loss of $58,000 for 2013.

Our operating loss contributed to a net loss of $1.7 million, or ($0.11) per diluted share, in 2014, compared to a net loss of $0.6 million, or $(0.05) per diluted share, in 2013.

We had cash and cash equivalents and restricted cash of approximately $19.4 million as of December 31, 2014 compared with $16.5 million as of December 31, 2013. This increase in our cash position is mainly attributable to an increase in cash flows we generated from operations.

Our shareholders’ equity increased to $31.2 million as of December 31, 2014 compared to $30.1 million as of December 31, 2013.

2015 Outlook

We identified the following trends that may influence our market and the demand for our software solutions:

•
Big Data is a key target market for Attunity given our ability to enable data usage analytics and information availability. Our solutions facilitate the usage optimization, replication and transfer of large amounts of structured and unstructured data to enable analytics and business intelligence. This is a sector that continues to grow rapidly, with numerous software vendors, developers and integrators looking to invest substantial resources in this market.

•
The already large open systems database, or DBMS, market, which is a target market for Attunity with our data replication software solutions, continues to grow. In addition, there is continued and accelerated growth of the amounts of data stored and managed by organizations, as well as a growing need and expectation by business users to have fresh and up-to-date information, sometimes referred to as information immediacy.

•
The adoption of Hadoop is growing rapidly across industries and the world. Organizations are adding it to their IT environments to enable quicker and more nimble and cost-effective processing of Big Data. Likewise, the demand for data integration and loading solutions that support Hadoop and its technology ecosystem is increasing.

•
The “Industrial Internet of Things” refers to the integration of complex physical machinery with networked sensors and software (creating large amounts of Big Data), together with machine-to-machine communication over wide distances, for the purpose of analyzing it all together (often in real-time), to gain better insights. These insights enable organizations to adjust and optimize operations. This evolving trend is presenting new opportunities for our solutions primarily because it creates large amounts of Big Data that require real-time access and availability.

•
Cloud computing, which is a relatively new target market for Attunity with our data replication software solutions, continues growing significantly, with numerous software vendors, developers and integrators looking to invest substantial resources in this market.

•	Ongoing extensive growth in unstructured data and a need to deploy, migrate and integrate this data across distributed computing environments and into competent Big Data systems, including Hadoop.

While we believe that these trends will present significant opportunities for us, they also pose significant challenges and risks, including those described under Item 3.D “Risk Factors” above.

In 2015, we intend to continue to invest in expanding our sales and marketing, developing and marketing new solutions and products, such as Attunity Maestro, Appfluent Visibility and BIReady, and enhancing existing solutions and products, including support for new partner solutions and markets. We believe that this strategy will enable us to support continued sales growth and enhance market acceptance for our offerings.

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

For additional details regarding our capital resources and contractual obligations, see Item 5.B “Operating and Financial Review and Prospects– Liquidity and Capital Resources – Principal Financing Activities,” Item 5.B “Operating and Financial Review and Prospects– Liquidity and Capital Resources –Outlook” and Item 5.F “Operating and Financial Review and Prospects– Tabular Disclosure of Contractual Obligations.”

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, we evaluate our estimates and judgments, including, but not limited to those related to (1) revenue recognition; (2) stock-based compensation; (3) liabilities presented at fair value; (4) provisions for income taxes; (5) business combinations; and (6) goodwill. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Under different assumptions or conditions, actual results may differ from these estimates.

We believe that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. We generate revenues mainly from license fees and sub-license fees for the right to use our software products, maintenance, support, consulting and training services.  We sell our products primarily through our direct sales force to customers and indirectly through distributors, OEMs and VARs.  Both the customers and the distributors or resellers are considered end users.  We are also entitled to fees from some of our OEMs and VARs upon the sublicensing of our software to end users. We account for software sales in accordance with Accounting Standards Codification, or ASC, No. 985-605, “Software Revenue Recognition”, or ASC No. 985-605.

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

With regard to software arrangements involving multiple elements, we allocate revenues to the different elements in the arrangement under the “residual method,” in accordance with ASC No. 985-605, when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all undelivered elements.  Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance and support) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria have been met. Any discount in the arrangement is allocated to the delivered element.

Our determination of fair value of each element in multiple-element arrangements is based on the price charged when the same element is sold separately. We have established VSOE for professional services based on the hourly or daily rates we charge when we sell such services separately.  VSOE for maintenance and support is determined based upon the price charged for renewals of such services.

Fees from OEMs or VARs are calculated either as a percentage of the revenue generated by the seller on sales of our products, or as a percentage of the OEM’s or VAR’s products in which our products are embedded, as specified in the applicable agreement. Those revenues are recognized on a quarterly basis in arrears based on reports received from the OEM or VAR.

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

Stock-based Compensation. We account for equity-based compensation in accordance with ASC No. 718, “Compensation – Stock Compensation.” Under the fair value based measurement approach of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our share price on the date of grant as well as other assumptions, including the estimated volatility of our share price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon U.S. Treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our ordinary shares in order to estimate future share price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use the “simplified method” as adequate historical experience is not available to provide a reasonable estimate.  The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

Liabilities Presented at Fair Value. The Plenus Right (see Item 10.C “Material Contracts – Plenus Loan” and Note 6 to our consolidated financial statements) is considered as a derivative and classified as liability in accordance with ASC No. 815-40, “Contracts in Entity’s Own Equity”, or ASC No. 815-40, and is marked to market at each reporting date. As of December 31, 2014 and 2013, the liability associated with the Plenus Right amounted to $906,000 and $1,093,000, respectively.

We determined the fair value of the Plenus Right taking into account data provided by a third-party valuation specialist who assisted us in estimating the probability of occurrence of events triggering the exercisability of such right and used the Cox, Ross and Rubinstein’s Binomial model for options valuation; however, we are ultimately responsible for determining the value. In the model: (1) the fair value is affected by our share price on the date of measurement as well as other assumptions, including the estimated volatility of our share price over the term of this instrument; and (2) the risk-free interest rate assumption is based upon U.S. Treasury interest rates appropriate for the term of this instrument. We use the historical volatility of our ordinary shares in order to estimate future share price trends and our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

Provisions for Income Taxes. We are subject to income taxes in Israel, the United States and a number of other foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC No. 740, “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax expense or benefit as the largest amount that is more than 50% likely of being realized upon settlement.

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

We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2014 and 2013 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes.

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

Goodwill. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed.

We review goodwill for impairment at least annually, typically on October 31st of each year, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We test goodwill using the two-step goodwill impairment process in accordance with ASC 350, “Intangibles-Goodwill and Other”. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step will be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. As of December 31, 2014, no impairment of goodwill has been identified.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2014, 2013 and 2012, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

On December 18, 2013, we completed the acquisition of Hayes. As a result of this transaction, the revenues and expenses of Hayes are consolidated with our results of operations starting December 18, 2013. The assets and liabilities of Hayes are consolidated with our balance sheet as of December 31, 2013.  See Note 3 to our consolidated financial statements included in this annual report.

	Year Ended December 31, (U.S. dollars in thousands)
	2014		2013		2012
Software licenses	56%	20,128	53%	13,364	57%	14,437
Maintenance and services	44%	15,524	47%	11,833	43%	11,042
Total Revenues	100%	$35,652	100%	$25,197	100%	$25,479
Operating expenses:
Cost of software licenses	2%	$890	3%	$748	3%	831
Cost of maintenance and services	7%	2,431	5%	1,384	6%	1,525
Research and development	26%	9,316	31%	7,756	30%	7,748
Selling and marketing	54%	19,136	47%	11,793	39%	9,833
General and administrative	11%	3,944	14%	3,574	12%	3,024
Total operating expenses	100%	35,717	100%	25,255	90%	22,961
Operating income (loss)	*	(65)	*	(58)	10%	2,518
Financial expenses, net	3%	893	2%	627	5%	1,241
Income / (loss) before taxes on income	(3)%	(958)	(3)%	(685)	5%	1,277
Taxes on income (income tax benefit)	2%	734	(* )	(56)	(1)%	(209)
Net income (loss)	(5)%	$(1,692)	(2)%	$(629)	6%	$1,486

                * Less than 1%

Comparison of Years Ended December 31, 2014, 2013 and 2012

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

The following table provides a breakdown of our revenues by type of revenues, relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2014		2013		2012		Percent change 2014 vs. 2013	Percent change 2013 vs. 2012
Software licenses	$20,128	56%	$13,364	53%	$14,437	57%	51%	(7)%
Maintenance and services	15,524	44%	11,833	47%	11,042	43%	31%	7%
Total	$35,652	100%	$25,197	100%	$25,479	100%	41%	(1)%

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues),  relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2014		2013		2012		Percent change 2014 vs. 2013	Percent change 2013 vs. 2012
North America	$25,993	74%	$17,529	70%	$16,568	65%	48%	6%
Europe	6,085	17%	4,322	17%	4,932	19%	41%	(12)%
Far East	1,532	4%	1,774	7%	1,478	6%	(14)%	20%
Israel	817	2%	761	3%	948	4%	7%	(20)%
Other	1,225	3%	811	3%	1,553	6%	51%	(48)%
Total	$35,652	100%	$25,197	100%	$25,479	100%	41%	(1)%

In 2014, our total revenues were approximately $35.7 million, compared to $25.2 million in 2013. Total revenues were comprised of:

•
License revenues that increased by 51% to $20.1 million in 2014, compared to $13.4 million in 2013. The increase in license revenues mainly resulted from (1) increased demand for our Attunity Replicate solution, (2) revenue from sales of Attunity Gold Client (associated with the acquisition of Hayes in December 2013), (3) strong sales due to improved marketing leads and execution of sales, including increased presence in Europe, (4) additional revenues from one of our OEM partners due to certain royalty adjustments, and (5) revenues from the recently announced license agreement with a cloud service provider; and

•
Maintenance and services revenues that increased by 31% to $15.5 million, compared to $11.8 million in 2013. The increase is primarily due to (1) maintenance and service revenues from Attunity Gold Client (associated with the acquisition of Hayes in December 2013) and (2) an increase in license revenues generated throughout 2013 that contributed to higher maintenance revenues in 2014.

In 2013, our total revenues were approximately $25.2 million, compared to $25.5 million in 2012. Total revenues were comprised of:

•
License revenues that decreased by 7% to $13.4 million in 2013, compared to $14.4 million in 2012. The decrease in license revenues mainly resulted from lower than expected sales of our solutions during the first half of 2013 with $5.0 million in license revenues, compared to $7.1 million in the first half of 2012. We attribute this decrease primarily to the generation of fewer marketing leads and a relatively weak execution of sales, both through our direct sales and our OEM partners. In the second half of 2013, we were able to improve our marketing and sales operations and our license revenues grew to $8.4 million, compared to $7.3 million in the second half of 2012. The growth in license revenues in the second half of 2013 was primarily due to increase in the average size of our deals and in the number of transactions, which we attribute to our expanded sales and marketing initiatives during that period and an increase in license revenues from one of our OEM partners, which we attribute to the modification in the commercial terms of the OEM agreement with such partner; and

•
Maintenance and services revenues that increased by 7% to $11.8 million, compared to $11.0 million in 2012. The increase is primarily due to an increase in license revenues generated throughout 2012 that contributed to higher maintenance revenues in the 2013.

While our revenues increased between 2012 and 2014 primarily in North America, where revenues increased from approximately $16.6 million in 2012 to $26.0 million in 2014, we believe the change in our revenues is primarily related to the aforesaid factors, rather than a specific demand for our products in any region.

Cost of Revenues.  Cost of software license revenues consists of amortization of core technology acquired and, until 2013, royalties to a third party. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead.

The following table sets forth a breakdown of our cost of revenues between license and maintenance and services for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2014	2013	2012	Percent change 2014 vs. 2013	Percent change 2013 vs. 2012
Cost of software licenses	$890	$748	$831	19%	(10)%
Cost of maintenance and services	2,431	1,384	1,525	76%	(9)%
Total	$3,321	$2,132	$2,356	56%	(10)%

Our cost of revenues increased to approximately $3.3 million in 2014 from approximately $2.1 million in 2013. This increase is mainly due to (1) cost of revenues of approximately $0.6 million associated with the acquisition of Hayes (Hayes' operating results are consolidated with our results of operations starting December 19, 2013), (2) an increase of approximately $0.5 million mostly due to an increase in professional services personnel (the headcount of product and customer support, including professional services, personnel increased from 14 at the end of 2013 to 19 at the end of 2014), and (3) an increase of approximately $0.2 million in amortization of acquired intangible assets.

Our cost of revenues decreased to approximately $2.1 million in 2013 from approximately $2.4 million in 2012. This decrease is mainly due to (1) a decrease in amortization of capitalized software development expenses from approximately $0.2 million in 2012 to zero in 2013 and (2) a decrease of approximately $0.1 million in our employee related costs.

 Operating Expenses. The following table sets forth a breakdown of our operating expenses for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2014	2013	2012	Percent change 2014 vs. 2013	Percent change 2013 vs. 2012
Research and development	$9,316	$7,756	$7,748	20%	0%
Selling and marketing	19,136	11,793	9,833	62%	20%
General and administrative	3,944	3,574	3,024	10%	18%
Total	$32,396	$23,123	$20,605	40%	12%

Research and Development.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs.

Total R&D costs increased by approximately 20% from $7.8 million in 2013 to $9.3 million in 2014. The increase is attributed mainly to (1) the contribution of Hayes to our R&D costs of approximately $0.8 million and (2) an increase of approximately $0.7 million in our employee related costs due to compensation adjustments, certain  expenses associated with such adjustments, and an increase in equity-based compensation. Research and development headcount increased from 58 at the end of 2013 to 63 at the end of 2014.

Total R&D costs remained at the same level with $7.8 million in 2013, compared to $7.7 million in 2012. In 2013, our employee related costs, including stock-based compensation expenses, decreased by approximately $0.1 million compared to 2012. This decrease was offset by an increase of approximately $0.1 million in rent expenses.

 Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs.

Selling and marketing expenses increased by approximately 62% to $19.1 million in 2014 from $11.8 million in 2013. This increase is primarily due to (1) an increase of approximately $4.2 million in costs related to the expansion of our sales and marketing teams (from 54 employees as of December 31, 2013 to 70 employees as of December 31, 2014), consistent with our strategy to increase our global footprint, (2) the contribution of Hayes to our selling and marketing expenses of approximately $1.2 million, (3) an increase of $0.8 million in travel and rent expenses, consistent with our strategy to increase our global footprint, (4) additional investment in marketing activities of approximately $0.4 million to support this expansion, and (5) an increase in equity-based compensation expenses of approximately $0.3 million.

Selling and marketing expenses increased by approximately 20% to $11.8 million in 2013 from $9.8 million in 2012. This increase is primarily due to (1) an increase of approximately $1.0 million in costs related to the expansion of our sales and marketing teams (from 33 employees as of December 31, 2012 to 54 employees as of December 31, 2013) during 2013, consistent with our strategy to increase our global footprint,  (2) additional investment in marketing activities of approximately $0.5 million to support this expansion, and (3) related expenses that resulted in an increase of $0.4 million in travel and rent expenses.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for finance, general management and administration personnel, and legal, audit, and other administrative costs.

General and administrative expenses increased by approximately 10% to $3.9 million in 2014 from $3.6 million in 2013. The increase is primarily attributable to (1) an increase in corporate and legal expenses, mainly associated with sales, of approximately $0.4 million, (2) an increase in equity-based compensation expenses of approximately $0.2 million, and (3) an increase of approximately $0.1 million in our employee related costs due to compensation adjustments and an increase in performance-based compensation. This increase was partially offset by a decrease in expenses associated with acquisitions of approximately $0.5 million.

General and administrative expenses increased by approximately 18% to $3.6 million in 2013 from $3.0 million in 2012. The increase is primarily attributable to expenses associated with the acquisition of Hayes that amounted to $0.5 million.

Operating Loss.  Based on the foregoing, our operating loss increased from approximately $58,000 in 2013 to $65,000 in 2014. In 2012, we had an operating income of $2,518,000.

 Financial Expenses, Net. In 2014, we had net financial expenses of $893,000 compared to approximately $627,000 in 2013. This increase is attributed mainly to accretion of contingent obligations related to acquisitions, which was recorded in 2014 in the amount of approximately $682,000, compared to $95,000 in 2013. In addition, financial expenses associated with currency hedging activities were approximately $201,000 in 2014, compared to financial income of $21,000 in 2013. This increase in financial expenses was partially offset by a decrease in financial expenses of approximately $550,000 that was attributed to a revaluation of the Plenus Right presented at fair value.

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

Taxes on Income. The corporate tax rate in Israel was 26.5% for 2014, compared with 25% in 2013 and 2012.

Taxes on income in 2014 were $734,000 compared to income tax benefit of $56,000 in 2013. The increase is mainly due to an increase in the taxable income of our U.S. subsidiaries, as we have utilized all U.S. tax loss carryforwards in 2014. The increase was partially offset by a change in deferred tax assets and liabilities with respect to acquired intangible assets.

Income tax benefit for 2013 was $56,000 compared to $209,000 in 2012. The net change mainly relates to changes in deferred tax assets and liabilities with respect to acquired intangible assets and tax loss carryforwards.

 For additional details regarding our income taxes, see also note 11 to our consolidated financial statements included elsewhere in this annual report and “Item 10E – Taxation – Israeli Tax Considerations.”

Impact of Currency Fluctuations and of Inflation

Our financial results may be negatively impacted by foreign currency fluctuations and inflation.

Except as set forth below, foreign currency fluctuations and the rate of inflation did not have a material impact on our financial results in the past three years.

In 2014, the revaluation of the dollar in relation to the NIS decreased the dollar reporting value of our operating expenses by approximately $0.1 million for that year compared with 2013. Since the beginning of 2014, we have been engaged in several currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements. As of December 31, 2013 and 2014, the fair value of our outstanding forward and cylinder contracts amounted to approximately $0 and ($196,000), respectively.

For additional details, see Item 11 “Qualitative and Quantitative Disclosures about Market Risk” below.

B.	Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated by operations, equity investments in private placements, short-term loans and, until mid-2012, borrowings under loans from Plenus and the Convertible Notes. In November 2013, we raised proceeds in a public offering, as described below.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. Cash and cash equivalents are held primarily in U.S. dollars and NIS.

Principal Financing Activities

In the past two years, we have engaged in several financing activities designed to improve our cash position, as follows:

Public offering. On November 26, 2013, we closed a firm commitment underwritten public offering of 2,852,000 ordinary shares (including 372,000 ordinary shares issued to the underwriter upon full exercise of its over-allotment option), at a public offering price of $7.00 per share. The net proceeds for us were approximately $18.0 million.

Credit Line. In August 2012, we secured a short-term line of credit of approximately $1.0 million from an Israeli bank, which credit line expired in April 2014. Draws under the credit line bore interest, most of which at the bank’s cost of funds plus a margin of 3.0%.

Working Capital and Cash Flows

As of December 31, 2014, we had $19.4 million in cash and cash equivalents (including restricted cash of $0.4 million), compared to $16.5 million in cash and cash equivalents as of December 31, 2013. The increase is mainly due to increase in cash flows we generated from operations.

As of December 31, 2013 and 2014, we did not have any third-party debt other than the short-term credit line that expired in April 2014. As of December 31, 2014, our working capital amounted to $11.6 million, compared to $12.3 million as of December 31, 2013.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands):

	2014	2013	2012
Net cash provided by operating activities	$3,091	$262	$1,942
Net cash provided by (used in) investing activities	(1,624)	(4,826)	54
Net cash provided by financing activities	1,009	17,322	363

In the past three years, we used a significant portion of our cash for acquisitions. In 2014, 2013 and 2012, we paid a total of approximately $0.7 million, $4.2 million and $4.4 million, respectively, as cash consideration (including contingent consideration paid during these years but excluding consideration payable in ordinary shares) for this purpose (namely, the acquisitions of BiReady, Hayes and RepliWeb described elsewhere in this annual report).

Net cash provided by operating activities was $3.1 million in 2014, compared to approximately $0.3 million in 2013 and $1.9 million in 2012. The increase from 2013 to 2014 is mainly due to $1.7 million increase in net cash inflow from deferred revenues and decrease of $1.0 million in net cash outflow from accrued expenses. This increase was partially offset by a $0.3 million increase in net cash outflow from trade payables. The decrease from 2012 to 2013 is mainly attributed to a decrease in net income as compared to 2012.

Net cash used in investing activities in 2014 was approximately $1.6 million, compared to $4.8 million in 2013 and compared to net cash provided by investing activities in 2012 of $54,000. The change between 2014 and 2013 is mainly attributable to $4.2 million of cash paid in connection with the acquisition of Hayes in December 2013. The change between 2013 and 2012 is attributable mainly to the aforesaid $4.2 million of cash paid in connection with the acquisition of Hayes as well as our relocation to new office space in Israel during the first quarter of 2013, which resulted in capital expenditures in the amount of approximately $0.7 million.

Net cash provided by financing activities in 2014 was $1.0 million, compared to $17.3 million in 2013 and $0.4 million in 2012. The decrease between 2014 and 2013 is attributable mainly to $18.0 million raised in the public offering during 2013. The increase between 2012 and 2013 is mainly due to the aforesaid 2013 public offering as well as proceeds of approximately $1.1 million we received from exercises of warrants and stock options during 2013 (compared to proceeds of approximately $0.6 million we received from exercises of warrants and stock options in 2012). This increase was partially offset by the payment, in April 2013, of $2.0 million to RepliWeb’s former shareholders, as a full and final payment of the contingent consideration payable to them in connection with the acquisition of RepliWeb.

Principal Capital Expenditure and Divestitures

During 2014, our capital expenditures totaled approximately $446,000 (compared to $663,000 during 2013 and $308,000 during 2012), most of which were used for the purchase of computer equipment. Other than future capital expenditures in connection with the purchase of computers and licensee software and consistent with the amounts described in 2014, we have no significant capital expenditures in progress. We did not affect any principal divestitures in the past three years.

Outlook

Currently, our principal commitments consist of liability for the contingent payments due to (1) Hayes former shareholders in the amount of up to $4.2 million (presented in our consolidated financial statements at present value of approximately $3.9 million), which, if earned, is generally payable in April 2015 and 2016 (we expect to make payment of approximately $2.0 million in April 2015), (2) BIReady in the amount of up to EUR 300,000 (approximately $0.4 million) (presented in our consolidated financial statements at present value of approximately $0.3 million), which, if earned, is generally payable in April 2016 and 2017, and (3) Appfluent former shareholders (not yet presented in our consolidated financial statements) which, if earned, is generally payable in April 2016 and 2017. See also Item 5.F “Tabular Disclosure of Contractual Obligations.”

In light of our cash balances and other factors, including our ability to generate cash from operations, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than the next twelve months.

C.	Research and Development, Patents and Licenses, etc.

The software industry is characterized by rapid product changes resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation.  We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases.  Research and development activities for all products principally take place in our research and development facilities in Israel and in Illinois. As of December 31, 2014, we employed 63 persons in research and development compared to 58 persons as of December 31, 2013.

We have committed substantial financial resources to our research and development efforts. During 2014, 2013 and 2012, our research and development expenditures were approximately $9.3 million, $7.8 million and $7.7 million, respectively.

As described in Item 4.B “Information on the Company - Business Overview - Government Regulations,” we participated in the past in programs sponsored by the Chief Scientist.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2014:

Contractual Obligations	Payments due by period (U.S. dollars in thousands)
	Total	Less than 1 year*	1-3 Years	3-5 Years	More than 5 Years
Severance pay obligation (1)	1,049	--	--	--	--
Operating lease obligations (2)	4,315	1,414	2,181	720	--
Hayes and BIReady contingent payment obligations (3)	4,262	2,054	2,208	--	--
Total (4)	$9,626	$3,468	$4,389	$720	$-

* For 2015.

(1) Severance payments of $4,296,000 are payable only upon termination, retirement or death of the respective employee. Of this amount, $1,049,000 is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(s) to our Consolidated Financial Statements.

(2) Includes rent expenses of approximately $3,975,000 related to our leased facilities for the next five years.

(3) Includes: (a) the fair value of contingent payment of up to $4,200,000 in the aggregate payable in April 2015 and in April 2016 to former Hayes shareholders and (b) the fair value of contingent payment of up to EUR 300,000 (approximately $375,000) in the aggregate payable in April 2016 and April 2017 to BIReady.

(4) As of December 31, 2014, these figures exclude (1) $93,000 for an accrual for uncertain income tax position under ASC No. 740, “Income Taxes,” because we are unable to reasonably estimate the ultimate amount or timing of settlement of this amount (see Note 11(f) of our consolidated financial statements included elsewhere in this annual report), and (2) $906,000 for liabilities presented at fair value associated with the Plenus Right because we are unable to reasonably estimate the ultimate amount of, or timing of payment for, such Plenus Right (see Note 6 of our consolidated financial statements included elsewhere in this annual report).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following lists the name, age, principal position and a biographical description of each of our current directors and senior management.

Name	Age	Director Since	Position with the Company
Shimon Alon	65	2004	Chairman of the Board of Directors and Chief Executive Officer
Dror Harel-Elkayam	47	- -	Chief Financial Officer and Secretary
Mel Passarelli	58	- -	Vice President, North American Operations
Erez Zeevi	49	- -	Vice President, Research and Development and Worldwide Support
Dov Biran	62	2003	Director
Dan Falk (1) (2)	70	2002	Director
Tali Alush-Aben (1) (2)	51	2008	Outside Director
Ron Zuckerman	57	2004	Director
Gil Weiser (1) (2)	73	2010	Outside Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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

Mel Passarelli was appointed Vice President, North American Operations in April 2007. From 2005 until 2007, he served as Vice President, Worldwide Sales in Vistagy, Inc. (now a part of Siemens). Prior to Vistagy, Mr. Passarelli served in senior management roles at Artisoft Inc., Omtool Ltd. and Intergraph Corporation (now part of Hexagon). Mr. Passarelli holds a B.A. degree in economics and political science and an M.B.A. degree in marketing and finance, both from the State University of New York in Buffalo. He also holds a J.D. from Suffolk University School of Law in Boston.

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

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd., and Ormat Technologies, Inc., and the Chairman of the Board of Directors of AVT-Advanced Vision Technology Ltd. He holds a B.A degree in economics and political science and an M.B.A. degree, both from the Hebrew University, Jerusalem.

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

Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members.  Our Board of Directors is currently composed of six directors (including the two outside directors).  Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us. In accordance with the Companies Law, the concurrent office of Mr. Alon as both our Chairman and Chief Executive Officer for a term of three years was approved by our shareholders in December 2014.

Messrs. Alon, Biran, Falk and Zuckerman will serve as directors until our annual general meeting of shareholders in 2015. Ms. Alush-Aben was re-elected as an outside director in December 2014 for an additional three-year term. Mr. Weiser was re-elected as an outside director in December 2013 for an additional three-year term.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist Attunity to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In December 2013, our shareholders approved the compensation policy for our executive officers and directors, or the Compensation Policy, which was designed to correlate executive compensation with Attunity’s objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2014 - All directors and executive officers as a group, consisting of 9 persons for the year ended December 31, 2014	$1,522,000	$236,000

2013 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2013	$1,023,000	$163,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2014, we granted to our directors and officers listed in Item 6A above options to purchase, in the aggregate, 287,185 ordinary shares at a weighted average exercise price per share of $10.43. The options expire in 2020. The weighted average fair value of these options as of the grant date was $4.85 per option. For a discussion of the accounting method and assumptions used in valuation of such options, see Note 10 to our consolidated financial statements included elsewhere in this annual report. See also “Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Equity Incentive Plans” below.

Individual Compensation of Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated "office holders" during or with respect to the year ended December 31, 2014. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014.

Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)		Equity-Based Compensation (4)		All Other Compensation (5)		Total
	(US$ in thousands)
Shimon Alon, Chairman of the Board and Chief Executive Officer	336	226	(6)	208	(7)	172	(8)	942
Paul Kelly, Vice President of Sales EMEA	198	132		77		106		513
Mel Passarelli, Vice President North American Operations	175	195		52		62		484
Itamar Ankorion, Vice President of Business Development	160	153		52		56		421
Dror Elkayam, Chief Financial Officer	190	41		65		117		413

*
Since all or part of the compensation may be denominated in currencies other than the U.S. dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations. In particular, for purposes of this table, cash compensation amounts denominated in currencies other than the U.S. dollar were converted into dollars at an exchange rate of NIS 3.57 per $1.00 and of GBP 1.65 per $1.00, which reflect the average applicable conversion rates for 2014.

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)	Unless otherwise indicated herein, reflects the annual gross salary.

(3)
Amounts reported in this column represent annual bonuses, including sales commissions, granted to the Covered Executives based on formulas set forth in their respective employment agreements. Consistent with our Compensation Policy, such bonuses are based upon (i) for the CEO – see footnote 6 below; (ii) for other non-sales executive officers (in this list –Mr. Harel-Elkayam) - achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year, with a portion of the bonus (up to 20%) being based on the achievement and performance of pre-determined individual key performance indicators (KPIs) and/or other appropriate criteria, and, in any event, not to exceed the amount of one (100%) annual base salary of such executive; and (iii) for sales executive officers (in this list –Messrs. Kelly, Passarelli and Ankorion) - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, as well as, in appropriate circumstances, other measurable criteria, and in any event, not to exceed the amount of 250% of annual base salary of such executive.

(4)
Amounts reported in this column represent the grant date fair value (and the associated accounting expense recognized by the Company) in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 10c to our consolidated financial statements. All of the awards were in the form of stock options, which expire six years after the grant date, and were made pursuant to one of our equity incentive plans.

(5)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (“keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments and other benefits and perquisites consistent with Attunity’s guidelines. Unless otherwise indicated herein, all Covered Executives in Israel are entitled (including by virtue of Israeli labor laws), among other things, to (i) a company car and all related expenses, except related taxes; (ii) Company contributions for the benefit of the Covered Executive to (a) our Managers Insurance Policy in the amount of 15.33% of the Covered Executive gross salary (a portion of which is for severance pay, to which the Covered Executive would be entitled), and (b) our Education Fund in the amount of 7.5% of the Covered Executive’s gross salary; (iii) up to 23 days paid vacation per year (iv) 10 days recreation (“Havra’a”) payment a year in an amount normally paid by our Company in accordance with applicable law; (v) a notice period of up to three months prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (vi) certain benefits in connection with a change of control of the Company, such as accelerated vesting of stock options and/or extended period of up to six months of termination.

(6)
Consistent with our Compensation Policy, and as approved by our shareholders in December 2013, for each of the years 2013 and 2014, Mr. Alon was entitled to an annual bonus that will not exceed the NIS equivalent of approximately $201,000 gross (for 100% achievement of performance milestones) or approximately $282,000 (for overachievement of 120% or more). Following a modification to Mr. Alon’s employment terms, and as approved by our shareholders in December 2014, for the year 2015, Mr. Alon will be entitled to an annual bonus that will not exceed the NIS equivalent of approximately $217,000 gross (for 100% achievement of performance milestones) or approximately $304,000 (for overachievement of 120% or more). In general, the annual bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestones and criteria for the annual bonus for the years 2013, 2014 and 2015, consist of several performance metrics (namely, an annual revenue metric and, for 2014 and 2015, also a profitability metric), which are tied to our annual budget for the applicable year and are subject to target thresholds within each metric and ranges of bonus payout.

(7)
As approved by our shareholders, Mr. Alon is entitled, on the date of the annual meeting of shareholders for each of 2013, 2014 and 2015, to a grant of options to purchase a number of ordinary shares equal to 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1st of each year, at an exercise price equal to the average market price of the shares in the 30 trading days prior to the applicable grant date. The fair market value of the proposed grant, as measured on the date of the grant, based on Black-Scholes model, may not exceed the NIS equivalent of approximately $906,000, or the Cap, which is the equivalent of three times Mr. Alon’s annual base salary per year of vesting, on a linear basis. (i.e., if the fair market value on the applicable grant date exceeds the Cap per year, the number of options will be reduced so that it does not exceed the Cap). Consistent with the foregoing, on December 26, 2013 and December 30, 2014, we granted Mr. Alon options to purchase 93,338 ordinary shares at an exercise price equal to $8.55 per share and 119,185 ordinary shares at an exercise price equal to $9.87 per share, respectively. One third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events, in accordance with Mr. Alon’s employment agreement.

(8)
In the event of termination of Mr. Alon’s employment for any reason (other than (1) termination by the Company for cause, i.e., in circumstances where he would not be entitled to severance pay under Israeli law, or (2) resignation at any time without providing the Company with the required prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under his employment agreement and he will be entitled to exercise any vested options; however, his options will cease to vest. The employee-employer relationship will not terminate until the end of the adjustment period. Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

Compensation of Non-Employee Directors

Our non-employee directors, including outside directors, receive, commencing in 2014, an annual fee of $15,000 and attendance fees of NIS 1,650 per meeting (equivalent to approximately $415 per meeting attended, linked to the Israeli Consumer Price Index (“CPI”)).

According to the Compensation Policy, non-employee directors may be granted equity based compensation which shall vest over a period of at least three years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000 for each. Consistent with the Compensation Policy, each of our non-employee directors who may serve from time to time, including our outside directors, will be granted options, as follows:

•
a grant of options under our stock option plans to purchase 20,000 ordinary shares every three years for which such non-employee director holds office, which options vest in three equal installments over three years;

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

All of the options granted to our directors are made pursuant to one of our equity incentive plans and expire six years after the grant date.

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

Election of Directors; Board Meetings

Pursuant to our articles of association, all of our directors are elected at annual meetings of our shareholders. Except for our outside directors (as described below), our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Pursuant to applicable NASDAQ rules, director nominees are recommended for the Board of Directors’ selection by a majority of our “independent directors” within the meaning of the NASDAQ Listing Rule 5605(a)(2).

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

To qualify as an outside director, an individual (or the individual’s relative, partner, employer or any entity under the individual’s control) may not have, and may not have had at any time during the previous two years, any “affiliation” (i) with the company, the company’s controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Attunity, with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; and

•	service as an "office holder", excluding service as a director that was appointed to serve as an outside director of a company that is about to make its initial public offering.

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

The initial term of an outside director is three years and he or she may be reelected for up to two additional three-year terms. Thereafter, in a company whose shares are listed for trading on, among others, the NASDAQ Capital Market, such as Attunity, he or she may be reelected by our shareholders for additional periods of up to three years each, if our audit committee and the Board of Directors confirm that, in light of the outside director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an outside director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee or the external director himself or herself proposed their own reelection, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the Board of Directors must include at least one outside director, except that the audit and compensation committees must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

Under the Companies Law, our Board of Directors is required to appoint an audit committee, which must be comprised of at least three directors, include all of the outside directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman is required to be an outside director. The duties of the audit committee under the Companies Law include, among others, examining flaws in the business management of the company and suggesting remedial measures to the Board, assessing the Company’s internal audit system and the performance of its internal auditor, and, as more fully described under
Item 10.B. below, approval of certain interested party transactions.

Our audit committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, assisting our Board of Directors in overseeing the accounting and financial reporting processes of our Company and audits of our financial statements, including the integrity of our financial statements; compliance with legal and regulatory requirements; our independent public accountants’ appointment, qualifications and independence; the performance of our internal audit function and independent public accountants; finding any defects in the business management of our Company for which purpose the audit committee may consult with our independent auditors and internal auditor and proposing to the Board of Directors ways to correct such defects; approving related-party transactions; and such other duties as may be directed by our Board of Directors or required by applicable law. In addition, our audit committee functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, the audit committee is also responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

Our audit committee is currently composed of Mr. Weiser, the chairperson of our audit committee, Ms. Alush-Aben and Mr. Falk, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for audit committee members.

Our audit committee meets at least once each quarter, with additional special meetings scheduled when required.

Compensation Committee

Pursuant to applicable NASDAQ rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by a compensation committee comprised solely of independent directors.

Under the Companies Law, our Board of Directors is required to appoint a compensation committee, which must be comprised of at least three directors, include all of the outside directors, its other members must satisfy certain independence standards under the Companies Law, and the chairman is required to be an outside director. Under the Companies Law, the role of the compensation committee is to recommend to the Board of Directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; to review, from time to time, modifications to the compensation policy and examine its implementation; to approve, as more fully described under “Approval of Related Party Transactions Under Israeli Law” below, the actual compensation terms of office holders prior to approval thereof by the Board of Directors; and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval.

Our compensation committee, established in December 2012, adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the duties and roles assigned to it pursuant to the Companies Law and applicable NASDAQ rules described above; and oversight and administration of our equity based plans.

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

Directors’ Service Contracts

Our Chief Executive Officer. We entered into an employment agreement with Mr. Alon, our Chief Executive Officer, who is also the Chairman of our Board of Directors. See Item 6.B “Directors, Senior Management and Employees – Compensation – Individual Compensation of Covered Executives.”

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

Each person listed in the table under Item 6.A “Directors and Senior Management” above is considered an office holder under the Companies Law.

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

Approval of Office Holder Compensation. Pursuant to a recent amendment to the Companies Law,  every Israeli public company, such as Attunity, must adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In December 2013, our shareholders approved the Compensation Policy.

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law, including exculpation from the duty of care, by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. We also currently maintain directors and officers liability insurance with an aggregate coverage limit of $15 million, with a Side A coverage of an additional $5 million.

D.	Employees

The following table details certain data on the workforce of Attunity and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2014	2013	2012
Numbers of employees by geographic location
United States	67	53	26
Israel	75	70	76
Europe	15	8	6
Other	5	5	6
Total workforce	162	136	114
Numbers of employees by category of activity
Research and development	63	58	59
Sales and marketing	70	54	33
Product and customer support (including professional services)	19	14	11
Management and administrative	10	10	11
Total workforce	162	136	114

The overall increase in our workforce, from 136 employees in 2013 to 162 employees in 2014, was primarily due to the expansion of our sales and marketing personnel and of our professional services team as part of our strategy to increase our global footprint. The overall increase in our workforce, from 114 employees in 2012 to 136 employees in 2013, was primarily due to the expansion of our sales and marketing personnel as part of our strategy to increase our global footprint and the acquisition of Hayes in December 2013.

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

Our employees are not represented by labor unions.  Nevertheless, with respect to our employees in Israel, who constitute a majority of our workforce, certain provisions of the collective bargaining agreements between the ‘Histadrut’ (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) may be applicable to our employees by virtue of an order of the Israeli Ministry of Labor.  These provisions concern mainly the length of the workday, minimum daily wages, insurance for work-related accidents, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.  In 2014, payments to the National Insurance Institute amounted to approximately 10.18% of wages, of which approximately two thirds was contributed by employees with the balance contributed by the employer.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

See the table in Item 7.A “Major Shareholders and Related Party Transactions – Major Shareholders” below, which is incorporated herein by reference.

Equity Incentive Plans

Our Option Plans

In 2001, we adopted our 2001 Employee Stock Option Plan, or the 2001 Plan, under which stock options could be granted to employees, officers, directors and consultants of our Company and our subsidiaries.  The 2001 Plan does not have a specific expiration date, although we no longer grant awards under this plan in light of the adoption of the 2012 Plan.

In 2003, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which stock options may be granted to employees employed by us or by our affiliates, to permit our Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2003 Plan had a term of ten years and expired in December 2013.

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

             The number of shares reserved for issuance under all of the Option Plans is currently 3,300,625 ordinary shares. Any options or similar awards which are canceled or forfeited before expiration become available for future grants. As of April 1, 2015, 36,595 ordinary shares remain available for grant of awards under the Option Plans.

Grants in 2014

In 2014, we granted options exercisable into 810,185 ordinary shares under the Option Plans (compared to options exercisable into 366,088 ordinary shares that we granted in 2013).

Total Outstanding Options

The following table sets forth, as of December 31, 2014, the number of options outstanding under our Option Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options	Range of exercise price	Weighted average remaining contractual life (in years)

237,174	$0.48 - $1.52	0.85
556,404	$2.00 - $3.44	2.69
204,417	$5.68 - $7.81	5.34
378,148	$8.04 - $9.87	5.30
512,625	$10.03 - $11.32	5.28

Total: 1,888,768 (*)		3.97

(*) Includes 897,199 options that are vested and exercisable as of December 31, 2014.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, to our knowledge, as of April 1, 2015 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,518,594	(3)	9.37%
Diker Management, LLC	1,142,095	(4)	7.12%
Ron Zuckerman	820,894	(5)(6)	5.11%
Directors and Officers as a group (consisting of 9 persons)*	2,840,888	(7)	17.28%

*	Except for Messrs. Alon and Zuckerman, all of our directors and executive officers beneficially own less than 1% of our outstanding shares.

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

(2)	The percentages shown are based on 16,029,788 shares issued and outstanding as of April 1, 2015. This figure of outstanding ordinary shares outstanding does not include:

•
employee stock options to purchase an aggregate of 1,875,608 ordinary shares at a weighted average exercise price of approximately $6.92 per share, with the latest expiration date of these options being January 21, 2021 (of which, options to purchase 976,354 of our ordinary shares were exercisable as of April 1, 2015); and

•	outstanding warrants to purchase an aggregate of 19,701 ordinary shares at an exercise price of $0.48 per share, which expire on various dates until July 29, 2015.

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,339,709 ordinary shares; and (ii) 178,885 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.00 to $8.76 per ordinary share. These options expire between December 22, 2015 and December 26, 2019. The business address of Mr. Alon is c/o Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

(4)
This information is based solely on information provided in the Schedule 13G filed with the SEC on February 17, 2015 by Diker GP, LLC, a Delaware limited liability company, as the general partner to several Delaware limited partnerships indicated therein, or, collectively, the Diker Funds; Diker Management, LLC, a Delaware limited liability company, or Diker Management, as the investment manager of the Diker Funds; and Charles M. Diker and Mark N. Diker, both citizens of the United States who are the managing members of each of Diker GP and Diker Management. As affiliates of a registered investment adviser, each of Diker GP and the other reporting persons disclaimed all beneficial ownership of the ordinary shares, and in any case, disclaimed beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest in these shares. The business address of Diker GP and the other reporting person is 730 Fifth Avenue, 15th Floor, New York, NY 10019.

(5)
Mr. Zuckerman is a member of our Board. Includes (i) 798,394 ordinary shares; and (ii) 22,500 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.84 to $8.76 per ordinary share. These options expire between December 22, 2015 and December 22, 2017. Excludes the Bonale Shares (see  footnote 5 below). The business address of Mr. Zuckerman is c/o Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

(6)
Based on an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012, or the Schedule 13D, Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 420,725 ordinary shares, which represent approximately 2.62% of our outstanding ordinary shares, or the Bonale Shares. According to the Schedule 13D, Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(7)
Includes  (i) 2,427,254 ordinary shares; and (ii) 413,634 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $1.00 to $11.32 per ordinary share. These options expire between December 22, 2015 and March 19, 2020.

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•
On February 17, 2015, Diker GP and related persons filed a Schedule 13G with the SEC, whereby they reported that they are the beneficial owners of 1,142,095 ordinary shares, or 7.12% of our outstanding ordinary shares as of April 1, 2015.

•	The following table sets forth the beneficial ownership of our ordinary shares by Mr. Alon and Mr. Zuckerman as of January 1, 2012 and April 1, 2015:

	Beneficial Ownership (January 1, 2012)*			Beneficial Ownership (April 1, 2015)**
	Number of Ordinary Shares Beneficially Owned		Percentage	Number of Ordinary Shares Beneficially Owned		Percentage
Shimon Alon	1,516,914	(1)	14.33%	1,518,594	(2)	9.37%
Ron Zuckerman	803,395	(3)	7.90%	820,894	(4)	5.11%

* For details regarding the manner in which we calculate beneficial ownership, see footnote 1 to the table under Item 7A above. The percentages shown are based on 9,987,777 shares issued and outstanding as of January 1, 2012.

** For details regarding the manner in which we calculate beneficial ownership, see footnote 1 to the table under Item 7A above. The percentages shown are based on 16,029,788 shares issued and outstanding as of April 1, 2015.

(1)
Includes (i) 919,312 ordinary shares; (ii) 27,600 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.48 per ordinary share; (iii) 250,298 ordinary shares issuable upon exercise of warrants issued in May 2009, exercisable at an exercise price of $0.48 per ordinary share; (iv) 19,704 ordinary shares issuable upon exercise of warrants (issued in connection with our 2009 rights offering) at an exercise price of $0.48 per ordinary share; and (v) 400,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.00 to $9.68 per ordinary share. These options expire between December 28, 2012 and December 30, 2016.

(2)	See footnote 3 to the table under Item 7A above.

(3)
Includes (i) 626,925 ordinary shares; (ii) 27,600 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.48 per ordinary share; (iii) 104,166 ordinary shares issuable upon exercise of warrants issued in May 2009, exercisable at an exercise price of $0.48 per ordinary share; (iv)  19,704 ordinary shares issuable upon exercise of warrants (issued in connection with our 2009 rights offering) at an exercise price of $0.48 per ordinary share; and (v) 25,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.32 to $9.68 per ordinary share. These options expire between December 28, 2012 and December 22, 2015.

(4)	See footnote 4 to the table under Item 7A above.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 1, 2015, there were 43 holders of record of our ordinary shares, of which 23 record holders, holding approximately 90.8% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 82% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

See Item 6.B “Directors, Senior Management and Employees - Compensation” with respect to compensation payable to our senior management and directors.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto, included in Item 18 “Financial Statements” of this annual report.

Export Sales

In the year ended December 31, 2014, the amount of our export sales (i.e., sales outside Israel) was approximately $34.8 million, which represents 98% of our total sales.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2014.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Share Price Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the Over-The-Counter Bulletin Board, or OTCBB, through July 25, 2012, and, starting July 26, 2012, on the NASDAQ Capital Market:

Year	High	Low

2010	$3.24	$0.88
2011	$3.56	$1.56
2012	$9.75	$2.36
2013	$11.22	$4.42
2014	$12.00	$5.83

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the NASDAQ Capital Market:

	High	Low
2013
First Quarter	$8.25	$6.65
Second Quarter	$6.89	$4.42
Third Quarter	$9.00	$5.24
Fourth Quarter	$11.22	$7.25
2014
First Quarter	$12.00	$9.00
Second Quarter	$11.35	$7.59
Third Quarter	$8.25	$5.83
Fourth Quarter	$11.21	$6.54
2015
First Quarter	$10.94	$8.75

Monthly Share Price Information

The following table sets forth, for each of the most recent last six months, the range of high and low sale prices, as applicable, of our ordinary shares on the NASDAQ Capital Market:

Month	High	Low
October 2014	$9.14	$6.54
November 2014	$9.84	$8.65
December 2014	$11.21	$9.26
January 2015	$10.94	$8.75
February 2015	$10.00	$9.11
March 2015	$10.92	$9.12
April 2015 (through April 13, 2015)	$10.35	$9.22

On April 13, 2015, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $10.14 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the NASDAQ Capital Market from August 16, 2007 through February 22, 2008.  From February 26, 2008 through July 25, 2012, our ordinary shares were quoted on the OTCBB.  Effective July 26, 2012, our ordinary shares were relisted on the NASDAQ Capital Market under the symbol “ATTU.”

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

The Companies Law generally allows shareholders (1) who hold at least 1% of the outstanding shares of a public company to submit a proposal for inclusion on the agenda of a general meeting of the company’s shareholders and (2) who hold at least 5% of the outstanding ordinary shares of a public company to convene a special meeting of shareholders upon request in accordance with the Companies Law. Our articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Acquisition of Appfluent

On March 5, 2015, we and Attunity Inc., a Massachusetts corporation and our wholly owned subsidiary, or Buyer, entered into an Agreement and Plan of Merger, or the Merger Agreement, with Appfluent; Atlas Acquisition Sub 1, LLC, or Merger Sub 1, and Atlas Acquisition Sub 2, LLC, or Merger Sub 2, to which we refer, together with Merger Sub 1, as Merger Subs, both of which are Delaware limited liability companies wholly owned by Buyer; and one of Appfluent shareholders, as the Stockholders’ Representative.

Pursuant to the Merger Agreement, we have acquired all of the outstanding shares of Appfluent by way of a merger, with Merger Sub 2 continuing as the surviving entity and an indirect wholly owned subsidiary of us. Under the Merger Agreement, the total consideration is composed of:

•
$10.95 million (subject to working capital adjustments) payable in cash at the closing of the Merger Agreement, or the Closing, of which $1.1 million will be held in escrow for one year following the Closing, or the Escrow Amount;

•
$5.65 million which are payable in ordinary shares of the Company, reflecting a $9.71 price per share, or the PPS, such that the Company has issued, at the Closing, approximately 582,000 ordinary shares of the Company, or the Closing Shares, representing approximately 3.6% of our then outstanding shares (on a post-issuance basis), or 3.8% on a pre-issuance basis;

•
$1.4 million which will be payable in ordinary shares of the Company based on the PPS, such that the Company will issue, 18 months following the Closing, approximately 144,000 ordinary shares of the Company, or, subject to adjustments, the Holdback Shares, representing approximately 0.9% of our then outstanding shares (on both a pre-issuance and post-issuance basis); and

•	milestone-based contingent payments, as follows (subject to downward adjustments):

o
For 2015 - if the revenues we recognize from sales of Appfluent products in the period between the Closing and December 31, 2015, or the 2015 Revenues, are at least $7.8 million, or the 2015 Target, we will be required to pay additional consideration equal to three (3) times the excess of the 2015 Revenues over the 2015 Target.

o
For 2016 - if the revenues we recognize from sales of Appfluent products during 2016, or the 2016 Revenues, are at least the higher of (i) the product of the 2015 Revenues multiplied by 1.3 and (ii) $9.0 million, or the 2016 Target, we will be required to pay additional consideration equal to three (3) times the excess of the 2016 Revenues over the 2016 Target.

o
The aforesaid milestone-based contingent payments are payable, subject to certain exceptions, in cash (60%) and ordinary shares of the Company (40%), based on the average price per share over a 30-day period prior to applicable payment date, or the Earnout Shares.

The Merger Agreement and related transaction agreements include other customary agreements and covenants, including the following:

•	We have agreed to deploy a $2.0 million retention plan (payable in cash and ordinary shares of the Company) to attract and retain certain key employees of Appfluent;

•
At Closing, we entered into a registration rights agreement with certain Appfluent stockholders, whereby we have undertaken to file up to two Form F-3 registration statements to allow the holders of the Closing Shares and Holdback Shares (as well as the Earnout Shares, if any) to freely resell such shares under the Securities Act, subject to the “lock-up” undertaking described below. In addition, certain principal Appfluent stockholders who are “accredited investors” will be entitled to piggyback registration rights for a period of six months following the Closing; and

•	The Closing Shares will be subject to a “lock-up”, whereby, commencing three months after the Closing, only one third of such shares may be sold in each three-month period.

The Merger Agreement also includes customary representations and warranties by the parties, which survive the Closing (and, in general, expire on the 18th month anniversary of the Closing), and indemnification provisions whereby the stockholders of Appfluent will indemnify us and the Buyer for damages arising out of breach(es) or inaccuracies of Appfluent’s or Appfluent stockholders’ representations, warranties and covenants subject to certain limitations including, in general, a cap on Appfluent stockholders’ obligation to indemnify us and the Buyer equal to the Escrow Amount, Holdback Shares and 15% of the aforesaid contemplated contingent payments, if any. Similarly, we and the Buyer agreed to indemnify the stockholders of Appfluent for damages arising out of breach(es) or inaccuracies of Attunity’s and Buyer’s representations, warranties and covenants subject to certain limitations including, in general, a cap of $3 million. The Escrow Amount and the Holdback Shares will be available to partially secure indemnity claims made by Attunity, if any.

The Closing, which was subject to customary closing conditions, occurred on March 18, 2015.

Acquisition of Hayes

On December 18, 2013, we and Buyer entered into a Share Purchase Agreement, or the Purchase Agreement, with Hayes, the shareholders of Hayes (to which we refer as the “Sellers”) and one of the Sellers, as the Shareholders’ Representative.

Pursuant to the Purchase Agreement, we acquired all of the outstanding shares of Hayes, with Hayes continuing after the closing as an indirect wholly owned subsidiary of us. Under the Purchase Agreement, the total consideration is composed of:

•	$4.5 million in cash, paid at the closing;

•
$1.65 million, which are payable in 185,000 ordinary shares of the Company (to which we refer as the “Closing Share Consideration”). 123,500 of these ordinary shares were subject to a six-month “lock-up” period that ended on June 17, 2014, during which period they could not be sold or otherwise disposed, subject to certain exceptions. The balance of 61,500 shares were held-back for one year to secure indemnity claims and were issued on December 17, 2014; and

•
Two milestone-based contingent payments of up to, in the aggregate, $4.2 million payable in cash (with option of Sellers to receive up to 50% of such amount in ordinary shares of the Company) which, if earned, are generally payable during April 2015 and April 2016. We expect to pay in April 2015 approximately $2.0 million, for the first milestone-based payment.

The Purchase Agreement includes customary representations, warranties and covenants by the parties, which survived the closing and, subject to certain exceptions, expire on the second anniversary of the closing. In this respect, the Sellers agreed to indemnify us and the Buyer for damages arising out of breach(es) or inaccuracies of Hayes’ or the Sellers’ representations, warranties and covenants subject to certain limitations, including a cap equal to 25% of the consideration for breach(es) or inaccuracies of Hayes’ or the Sellers’ representations and warranties. Similarly, we and the Buyer agreed to indemnify the Sellers for damages arising out of breach(es) or inaccuracies of Attunity’s and Buyer’s representations, warranties and covenants subject to certain limitations, including a cap of $375,000. To secure the Sellers’ indemnity obligations (i) one third of the Closing Share Consideration was held-back and not issued for one year and (ii) we and Buyer retained a right to a set-off from the contingent payments.

We also granted the Sellers “piggyback” registration rights, for three years following the closing, in case we file a registration statement relating to the offer and sale of ordinary shares for the account of any of our directors and executive officers.

The closing of the transactions contemplated under the Purchase Agreement, which was subject to customary closing conditions, occurred on December 18, 2013.

Microsoft OEM Agreement (CDC)

In December 2010, we entered into an OEM agreement, or the OEM Agreement, with Microsoft. Pursuant to the OEM Agreement, which has an initial term of five (5) years, we agreed to customize and integrate our CDC software into Microsoft’s next version of SQL Server and to provide Microsoft with the associated maintenance services. Global in scope, the OEM Agreement also covers resellers, developers and distributors of Microsoft’s SQL Server.

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

In September 2011, in connection with the acquisition of RepliWeb, we and Plenus entered into an amendment to the Plenus Loan and the related security agreements whereby, among other things, (1) the period during which Plenus is entitled to compensation upon consummation of a Fundamental Transaction, as described in the following sentence, was extended until December 31, 2017, and (2) during such extended period, Plenus may elect to receive $300,000 in cash in lieu of such compensation. In particular, under the Plenus Loan, as amended, if on or before December 31, 2017, we enter into a “Fundamental Transaction”, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then we will be required to pay Plenus an amount equal to, in general, the higher of $300,000 or 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction. We refer to such right as the “Plenus Right.”

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

General Corporate Tax Structure

Israeli companies are currently subject to “Corporate Tax” on their taxable income at the rate of 26.5% for the 2014 tax year and for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity in Israel.

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

•	amortization of purchases of know-how and patents over an eight-year period for tax purposes;

•	deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market;

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year, which equated to NIS 811,560 in the 2014 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Distributions on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

We believe that we were not a PFIC for any of our 2007 through 2014 taxable years. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we are not or will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following SEC public reference rooms:  100 F Street, N.E., Washington, D.C. 20549; and on the SEC Internet site (http://www.sec.gov) and on our website www.attunity.com.  However, the content of our website is not incorporated by reference into this annual report.

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

As of December 31, 2014, we had cash and cash equivalents (including restricted cash) of approximately $19.4 million. As of that date, most of such cash and cash equivalents were held in U.S. dollars and NIS. The majority of our cash and cash equivalents are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured.

Interest Rate Risk

Our exposure to market risk for changes in interest rates is immaterial primarily because our cash and cash equivalents are mostly deposited in short-term deposits and we do not have any material borrowings.

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

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations.  Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Asia Pacific.  As a result, these sales and related expenses are denominated in currencies other than the U.S. dollar.  Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and those other currencies. In addition, a significant portion of our operating costs are incurred in NIS.  In the past several years, the NIS appreciated against the U.S. dollar, which raised the dollar cost of our Israeli operations. However, in 2014, with the devaluation of NIS against the U.S. dollar, the dollar cost of our Israeli operations decreased.

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the U.S. dollar against the most significant currencies for our business, i.e., the NIS, the GBP and the Euro; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2010	2011	2012	2013	2014
NIS	(6.4)%	7.7%	(1.3)%	(6.4)%	12.2%
Euro	7.4%	4.2%	(0.4)%	(3.2)%	13.3%
GBP	4.4%	7.3%	2.5%	(7.5)%	6.2%
Israeli Consumer Price Index	2.7%	2.2%	1.6%	1.83%	(0.2)%

Our operating results may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, predominantly the NIS.  In 2014, the devaluation of the NIS in relation to the dollar decreased the dollar reporting value of our operating expenses by approximately $0.1 million for that year. By contrast, in 2013, the revaluation of the NIS in relation to the dollar increased the dollar reporting value of our operating expenses by approximately $0.7 million for that year. Other than that, foreign currency fluctuations did not have a material impact on our financial results in the past three years.

A revaluation of the NIS in relation to the dollar, as was the case in 2008 through 2010 and in 2012 through 2013, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  For example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2013 would have resulted in an increase in the U.S. dollar reporting value of our operating expenses of approximately $1.1 million for that year. A revaluation of the NIS relative to the U.S. dollar also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

During 2014, we engaged in currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements and we may enter into similar transactions in the future. As of December 31, 2014, we had outstanding currency options in the total amount of approximately $6.3 million to hedge portions of our forecasted expenses denominated in NIS with put and call options (“zero-cost cylinder”). These options expire in various dates until January 2016. However, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

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

None.

ITEM 15.                    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2014. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective as of December 31, 2014.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of December 31, 2014 is effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014, has been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or EY, an independent registered public accounting firm who audited and reported on the consolidated financial statements of the Company for the year ended December 31, 2014.

This annual report includes an attestation report of EY, our registered public accounting firm, regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held on December 30, 2014, our shareholders approved the reappointment of EY as our independent registered public accounting firm until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by EY and the percentage of each of the fees out of the total amount paid to them:

	Year Ended December 31,
	2014		2013
Services Rendered	Fees (in US$)	Percentages	Fees (in US$)	Percentages

Audit Fees (1)	$231,687	87%	$152,041	51%
Audit-Related Fees (2)	-	-	52,000	17%
Tax Fees (3)	33,570	13%	62,356	21%
All Other Fees (4)	-	-	32,000	11%

Total	265,257	100%	298,397	100%

(1)
Audit fees consist of fees for professional services rendered by our principal accountant for the audit of our consolidated annual financial statements, including in the year ended December 31, 2014, the audit of our internal control over financial reporting, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

None.

ITEM 16E.                 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.                   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.                   CORPORATE GOVERNANCE

 We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Capital Market. As such, we are required to comply with U.S. federal securities laws, including SOX, and the NASDAQ rules, including the NASDAQ corporate governance requirements. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

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
4.5
Loan Agreement dated January 31, 2007 among the Registrant and Plenus Technologies Ltd.; Form of First and Second Warrants to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates; and Fixed Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates (6), as amended by Amendment to the Loan Agreement and Charge Agreements, dated March 30, 2009 (7), and by Amendment No. 2 to the Loan Agreement and Charge Agreements, dated September 4, 2011 (8)

4.6	Form of Indemnification Letter (9)
4.7	Change Data Capture OEM Agreement, dated as of December 14, 2010, by and between Attunity Inc. and Microsoft Corporation (10)
4.8	2012 Stock Incentive Plan (11)
4.9	Compensation Policy for Executive Officers and Directors (12)
4.10	Share Purchase Agreement, dated as of December 18, 2013, by and among the Registrant, Attunity Inc., Hayes Technology Group, Inc., and the other persons named therein (13)
4.11	Agreement and Plan of Merger, dated as of March 5, 2015, by and among the Registrant, Attunity Inc., Appfluent Technology, Inc. and the other signatories thereto*
4.12	Registration Rights Agreement, dated as of March 18, 2015, by and among the Registrant and the other signatories thereto*
8	List of Subsidiaries of the Registrant*
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350**

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global*
101
The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income (Loss); (iv) Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

________________
(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(2)	Filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(3)	Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
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

(7)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(8)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2011, and incorporated herein by reference.
(9)	Filed as Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 14, 2011, and incorporated herein by reference.
(10)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(11)	Filed as Appendix A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 20, 2012, and incorporated herein by reference.
(12)	Filed as Appendix A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 19, 2013, and incorporated herein by reference.
(13)	Filed as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.

¶	Translated from Hebrew

*	Filed herewith.

**	Furnished herewith.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

We have audited the accompanying consolidated balance sheets of Attunity Ltd. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 14, 2015, expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 14, 2015	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of

ATTUNITY LTD.

We have audited Attunity Ltd. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). The Company’s management is responsible for maintaining effectiveness of internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 of the Company and our report dated April 14, 2015 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 14, 2015	A Member of Ernst & Young Global

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,959	$16,481
Restricted cash	430	-
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2014 and 2013)	5,991	5,224
Other accounts receivable and prepaid expenses	453	685

Total current assets	25,833	22,390

Severance pay fund	3,247	3,233
Property and equipment, net	980	879
Intangible assets, net	5,402	5,345
Goodwill	17,467	17,748
Other assets	577	385

Total long-term assets	27,673	27,590

Total assets	$53,506	$49,980

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and amounts per share data

	December 31,
	2014	2013

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$322	$458
Payment obligation related to acquisitions	2,278	503
Deferred revenues	7,091	5,065
Employees and payroll accruals	3,023	3,210
Accrued expenses and other current liabilities	1,551	862

Total current liabilities	14,265	10,098

LONG-TERM LIABILITIES:

Deferred revenue	576	957
Liability presented at fair value	906	1,093
Payment obligation related to acquisitions	2,208	3,280
Accrued severance pay	4,296	4,328
Other liabilities	98	126

Total long-term liabilities	8,084	9,784

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at December 31, 2014 and 2013; Issued and outstanding: 15,375,716 shares at December 31, 2014 and 14,527,292 shares at December 31, 2013	1,772	1,677
Additional paid-in capital	133,931	130,944
Receipt on account of shares	-	81
Accumulated other comprehensive loss	(871)	(621)
Accumulated deficit	(103,675)	(101,983)

Total shareholders’ equity	31,157	30,098

Total liabilities and shareholders’ equity	$53,506	$49,980

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and share amounts in thousands, except per share data

	Year ended December 31,
	2014	2013	2012

Revenues:
Software licenses	$20,128	$13,364	$14,437
Maintenance and services	15,524	11,833	11,042

Total revenues	35,652	25,197	25,479

Operating expenses:
Cost of software licenses	890	748	831
Cost of maintenance and services	2,431	1,384	1,525
Research and development	9,316	7,756	7,748
Selling and marketing	19,136	11,793	9,833
General and administrative	3,944	3,574	3,024

Total operating expenses	35,717	25,255	22,961

Operating (loss) income	(65)	(58)	2,518

Financial expenses, net	893	627	1,241

(Loss) income before taxes on income	(958)	(685)	1,277
Taxes on income (income tax benefit)	734	(56)	(209)

Net (loss) income	$(1,692)	$(629)	$1,486

Basic net (loss) income per share	$(0.11)	$(0.05)	$0.14

Weighted average number of shares used in computing basic net (loss) income per share	15,024	11,474	10,716

Diluted net (loss) income per share	$(0.11)	$(0.05)	$0.12

Weighted average number of shares used in computing Diluted net income (loss) per share	$15,024	$11,474	$12,311

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Net (loss) income	$(1,692)	$(629)	$1,486

Other comprehensive (loss) income:
Foreign currency translation adjustment	(250)	51	18

Net change in accumulated comprehensive (loss) income	(250)	51	18

Comprehensive (loss) income	$(1,942)	$(578)	$1,504

ATTUNITY LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

			Additional	Receipt	Other		Total
	Ordinary Shares		paid-in	on account	comprehensive	Accumulated	shareholders’
	Number	Amount	capital	of shares	Loss	deficit	equity

Balance as of January 1, 2012	9,987,777	$1,146	$107,572	-	$(690)	$(102,840)	$5,188

Exercise of warrants, rights and stock options	519,715	53	683	-	-	-	736
Tax benefit related to exercise of stock options	-	-	40	-	-	-	40
Stock-based compensation	-	-	736	-	-	-	736
Conversion of convertible debt	316,491	61	1,251	-	-	-	1,312
Exercise of rights related to convertible debt	95,947	10	36	-	-	-	46
Other comprehensive income	-	-	-	-	18	-	18
Net income	-	-	-	-	-	1,486	1,486

Balance as of December 31, 2012	10,919,930	1,270	110,318		(672)	(101,354)	9,562

Exercise of warrants and stock options	631,862	70	1,026	-	-	-	1,096
Tax benefit related to exercise of stock options	-	-	189	-	-	-	189
Stock-based compensation	-	-	746	-	-	-	746
Receipt on account of shares	-	-	-	81	-	-	81
Issuance of common shares, net of issuance expenses	2,852,000	323	17,633	-	-	-	17,956
Issuance of shares related to Hayes acquisition	123,500	14	1,032	-	-	-	1,046
Other comprehensive loss	-	-	-	-	51	-	51
Net loss	-	-	-	-	-	(629)	(629)

Balance as of December 31, 2013	14,527,292	1,677	130,944	81	(621)	(101,983)	30,098

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

			Additional	Receipt	Other		Total
	Ordinary Shares		paid-in	on account	Comprehensive	Accumulated	shareholders’
	Number	Amount	capital	of shares	Loss	deficit	Equity

Balance as of December 31, 2013	14,527,292	$1,677	$130,944	$81	$(621)	$(101,983)	$30,098

Exercise of warrants and stock options	619,082	70	818	-	-	-	888
Tax benefit related to exercise of stock options	-	-	121	-	-	-	121
Stock-based compensation	-	-	1,489	-	-	-	1,489
Receipt on account of shares	167,842	19	62	(81)	-	-	-
Issuance of shares related to Hayes acquisition	61,500	6	497	-	-	-	503
Other comprehensive loss	-	-	-	-	(250)	-	(250)
Net loss	-	-	-	-	-	(1,692)	(1,692)

Balance as of December 31, 2014	15,375,716	$1,772	$133,931	$-	$(871)	$(103,675)	$31,157

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:

Net income (loss)	$(1,692)	$(629)	$1,486
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	345	256	255
Loss from disposals of property and equipment	-	-	10
Stock-based compensation	1,489	746	736
Amortization of intangible assets	1,215	909	984
Accretion of payment obligation	682	95	265
Convertible debt inducement expenses	-	-	108
Changes in liabilities presented at fair value	(187)	363	706
Change in:
Accrued severance pay, net	(46)	(14)	326
Trade receivables	(767)	(1,049)	(1,683)
Other accounts receivable and prepaid expenses	265	(226)	(165)
Other assets	(1)	4	(21)
Trade payables	(136)	115	(136)
Deferred revenues	1,674	10	(86)
Employees and payroll accruals	(187)	506	438
Accrued expenses and other current liabilities	782	(220)	(955)
Tax benefit related to exercise of stock options	(121)	(189)	(40)
Change in deferred taxes, net	(224)	(415)	(286)

Net cash provided by operating activities	3,091	262	1,942

Cash flows from investing activities:

Purchase of property and equipment	(446)	(663)	(308)
Decrease (increase) in restricted cash	(430)	-	362
Cash paid in connection with acquisition, net of acquired cash (Note 3)	(748)	(4,163)	-

Net cash provided by (used in) investing activities	(1,624)	(4,826)	54

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from financing activities:

Issuance of common shares, net of issuance expenses	-	17,956	-
Proceeds from exercise of warrants, rights and stock options	888	1,096	576
Receipts on account of shares	-	81	-
Repayment of long-term debt	-	-	(115)
Repayment of convertible debt	-	-	(138)
Payment of contingent consideration	-	(2,000)	-
Tax benefit related to exercise of stock options	121	189	40

Net cash provided by financing activities	1,009	17,322	363

Foreign currency translation adjustments on cash and cash equivalents	2	(55)	(65)

Increase in cash and cash equivalents	2,478	12,703	2,294
Cash and cash equivalents at the beginning of the year	16,481	3,778	1,484

Cash and cash equivalents at the end of the year	$18,959	$16,481	$3,778

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Interest	$5	$6	$225
Income taxes	$500	$426	$298

Supplemental disclosure of non-cash investing and financing activities:

Issuance of shares related to acquisition	$503	$1,046	$-
Liability presented at fair value allocated to equity	$-	$-	$1,410

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the “Company” or “Attunity”) and its subsidiaries develop, market, sell and support information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations and the cloud. In addition, the Company provides maintenance and other related services for its products.

The Company has established wholly-owned subsidiaries in the United States, UK, Hong-Kong and Israel. The Company’s subsidiaries are engaged primarily in sales and marketing.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), followed on a consistent basis.

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluates estimates, including those related to fair values and useful lives of intangible assets, tax assets and liabilities, fair values of stock-based awards, as well as certain financial instruments classified as liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial statements in U.S. dollars (“dollars”):

A majority of the revenues of the Company and of certain of its subsidiaries is generated in dollars. In addition, a substantial portion of the Company’s and certain subsidiaries’ costs are denominated in dollars. Accordingly, the Company’s management has determined that the dollar is the currency in the primary economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar. Accordingly, monetary amounts denominated in a currency other than the functional currency are re-measured into the functional currency in accordance with Accounting Standards Codification (“ASC”) No. 830, “Foreign Currency Matters,” while all transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Israeli and other foreign subsidiaries, whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the applicable year. The resulting translation adjustments are reported as an accumulated other comprehensive loss component of shareholders’ equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

d.	Reclassifications:

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation. The reclassification had no effect on previously reported net income, cash flows or shareholders’ equity.

e.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less, when purchased.

f.	Restricted cash:

Restricted cash is primarily invested in short-term deposits to secure the Company’s obligations under its Israeli office lease agreement.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

Percentage

Computers and peripheral equipment	20 – 33 (mainly 33)
Office furniture and equipment	10 – 20 (mainly 15)
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Goodwill and other intangible assets:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Under ASC No. 350, “Intangibles – Goodwill and other” (“ASC No. 350”), goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. In accordance with ASC No. 350, the Company performs an annual impairment test on October 31st of each year.

The Company operates in one operating segment and this segment comprises the only reporting unit. The Company tests goodwill using the two-step process in accordance with ASC No. 350. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2014, 2013 and 2012, no impairment of goodwill has been identified.

The intangible assets of the Company are not considered to have an indefinite useful life and are amortized over their estimated useful lives. Intangible assets consist of core technology, customer relationships and non-competition agreements. Core technology and customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such assets as compared to the straight-line method. Non-competition agreements are amortized on a straight-line basis.

i.	Impairment of long lived assets and intangible assets subject to amortization:

According to ASC No. 360, “Property, Plant and Equipment”, the carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2014, 2013 and 2012, no impairment losses were identified.

In determining the fair values of long-lived assets for purpose of measuring impairment, the Company’s assumptions include those that market participants would consider in valuations of similar assets.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Business combinations:

The Company accounted for business combinations in accordance with ASC No. 805, “Business Combinations” (“ASC No. 805”). ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in consolidated statements of operations. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in consolidated statements of operations.

Acquisition related costs are expensed to the statement of operations in the period incurred.

k.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred. ASC No. 985-20, “Software - Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

l.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income (income tax benefit).

m.	Revenue recognition:

The Company generates revenues mainly from license fees and sublicense fees for the right to use its software products and maintenance, support, consulting and training services. The Company grants licenses to its products primarily through its direct sales force and indirectly through original equipment manufacturers (“OEMs”), distributors, resellers and value added resellers (“VARs”). Both the customers and the OEMs, distributors, resellers or VARs are considered to be end users. The Company is also entitled to consideration from some distributors and OEMs upon the sublicensing of the software to their end users.

The Company accounts for software sales in accordance with ASC No. 985-605, “Software Revenue Recognition” (“ASC No. 985-605”). Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. The Company usually does not grant a right of return to its customers.

As required by ASC No. 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence (“VSOE”) of fair value exists for all the undelivered elements of the support and maintenance agreements or services included. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Maintenance and support agreements provide customers with rights to unspecified software product updates, if and when available. These services grant the customers telephone access to technical support personnel during the term of the service. The Company recognizes maintenance and support services revenues ratably over the term of the agreement, typically one year.

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

Revenues from royalties are recognized according to quarterly royalty reports received from the applicable distributors and OEMs. The Company is entitled to either a percentage of the distributor's or OEM’s revenue from the combined product or to a percentage of the revenues of the product sold, as the case may be.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Service revenues are recognized as the services are performed.

Deferred revenue includes unearned amounts paid under maintenance and support contracts and amounts received from customers under license agreements but not recognized as revenues.

n.	Cost of Revenues:

Cost of software licenses is comprised mainly of amortization of core technology acquired. Cost of maintenance and services is comprised mainly of post-sale customer support and professional services personnel.

o.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables.

Cash and cash equivalents and restricted cash are invested in major banks mainly in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions, such as Israel. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk.

The Company’s trade receivables are mainly derived from sales to customers located primarily in the United States, Europe and the Far East. The Company performs ongoing credit evaluations of its customers and, through December 31, 2014, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. There were no material bad debt expenses or write-offs recorded for the years ended December 31, 2014, 2013 and 2012.

p.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” (“ASC No. 718”). ASC No. 718 is applicable for stock-based awards exchanged for employees’ services and in certain circumstances for nonemployee directors. Pursuant to ASC No. 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

ASC No. 718 requires the cash flows resulting from tax deductions in excess of the equity-based compensation costs recognized for those equity-based awards to be classified as financing cash flows. During the years ended December 31, 2014, 2013 and 2012, the Company classified $121, $189 and $40, respectively, of excess tax benefit from equity-based compensation as financing cash flows.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. This option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. Expected option term is calculated based on the simplified method as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically, the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model.

The Company applies ASC No. 505-50, “Equity-Based Payments to Non-Employees”, with respect to options issued to non-employees.

The fair value for options granted in 2014, 2013 and 2012 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2014	2013	2012

Dividend yield	0%	0%	0%
Expected volatility	61%	69%	127%
Risk-free interest	1.24%	1.03%	0.56%
Expected life (in years)	4	4	4

The Company recognizes compensation expenses for the value of its awards based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

q.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging” (“ASC No. 815”). ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to ASC No. 815, for derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

The Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels (“NIS”). These contracts were not designated as hedging instruments and as such gains or losses are recognized in “financial expenses, net”. As of December 31, 2014 and 2013, the fair value of the Company’s outstanding forward and option contracts amounted to $196 and $0, respectively, which is included within accrued expenses and other current liabilities in the balance sheet. The Company measured the fair value of these contracts in accordance with ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), and they were classified as level 2. Net income (loss) from hedging transactions recognized in financial expenses, net during 2014, 2013 and 2012 was ($201), $21 and $53, respectively.

As of December 31, 2014 and 2013, the notional principal amount of the hedging contracts to sell U.S. dollars held by the Company was $6,300 and $0, respectively.

r.	Basic and diluted net income (loss) per share:

Basic and diluted income (loss) per ordinary share are presented in conformity with ASC No. 260 “Earnings Per Share”, for all years presented. Basic income (loss) per ordinary share is computed by dividing the net income (loss) for each reporting period by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share is computed by dividing the net income (loss) for each reporting period plus additional expense or income that would have been outstanding if potentially dilutive securities had been exercised during the period by the weighted average number of ordinary shares outstanding during the period plus any additional ordinary shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

The total weighted average number of shares related to the outstanding stock options excluded from the calculation of diluted net loss per share due to their anti-dilutive effect was 1,888,768, 1,714,765 and 2,718,673 for the years ended December 31, 2014, 2013 and 2012, respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Severance pay:

The Company’s liability for severance pay for employees located in Israel who have joined the Company before December 1, 2009 is calculated pursuant to Israel’s Severance Pay Law, 1963 (“Severance Pay Law”) based on the employees’ most recent monthly salary multiplied by the number of years of employment, as of the balance sheet date. The Company’s liability for all of these Israeli employees is partially provided by monthly deposits with a severance pay fund and insurance policies and, any unfunded amounts are covered by a provision established by the Company.

The carrying value of deposited funds in respect of severance liability for Israeli employees who joined the Company prior to December 1, 2009 includes profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the employee’s obligation pursuant to the Severance Pay Law or employment agreements. The value of these policies is recorded as an asset in the Company’s balance sheets.

The Company’s agreements with employees in Israel who have joined the Company after December 1, 2009 are in accordance with Section 14 of the Severance Pay Law, pursuant to which the Company’s contributions for severance pay fully cover its severance liability, i.e., upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payments is made by the Company to the employee. Accordingly, such deposits and related obligations are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid.

Severance pay expense for the years ended December 31, 2014, 2013 and 2012 amounted to $ 594, $ 423 and $ 730, respectively.

t.	Fair value of financial instruments:

The Company applies ASC No. 820, pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC No. 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, employees and payroll accruals, accrued expenses and other current liabilities approximate their fair values due to the short-term maturity of these instruments.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, “Comprehensive Income.”  This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements.  Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.  The Company determined that its only item of comprehensive income (loss) relates to foreign currency translation adjustment.

v.	Impact of recently issued accounting standard not yet adopted:

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 3:-	ACQUISITIONS

a.
On November 14, 2014, the Company acquired the technology and certain related assets of BIReady B.V., a Netherlands-based developer of data warehouse automation technology, for EUR 600,000 (approximately $748) in cash, approximately 31,900 ordinary shares of the Company (recorded for total fair value of $224) which will be held-back to secure indemnity claims and will be issued on November 14, 2015 and an earnout potential of up to EUR 300,000 (approximately $374) in cash over 2015 and 2016. In connection with this contingent payment consideration, the Company initially recorded at the closing date, an estimated liability of $300 ($300 as of December 31, 2014). The acquisition is accounted for as business combination under ASC No. 805. The total purchase price was allocated to core technology based on its estimated fair value in the amount of $1,272, which is amortized on a straight line basis over 5 years. With respect to this acquisition, transaction costs were immaterial and pro forma information was not presented due to immateriality.

b.
On December 18, 2013, the Company completed, through the Company’s wholly owned subsidiary, Attunity Inc., the acquisition of 100% of the shares of Hayes Technology Group, Inc. (“Hayes”), a U.S.-based provider of data replication software solutions for SAP environments. The results of operations of Hayes are included in the consolidated financial statements from the closing date. Under the related acquisition agreement, the total consideration is composed as follows:

-	$4,500 in cash paid on the closing date;
-
185,000 ordinary shares of the Company for total fair value of $1,547, out of which 123,500 shares were issued on the closing date and 61,500 shares were held-back to secure indemnity claims and issued on December 18, 2014. The held-back shares were recorded at fair market value of $503 under purchase obligations and were classified to equity upon issuance of the shares; and

-
Milestone-based contingent payments in a total of up to $4,200, out of which up to $2,100 is payable in 2015 and up to $2,100 is payable in 2016. The contingent payments are payable pro-rata, provided that at least 75% of the applicable milestone target is met and have a catch-up mechanism in 2015. This contingent payment consideration was measured at fair value at the closing date and recorded as a liability on the balance sheet in the amount of $3,251 ($3,962 as of December 31, 2014). Accretion of the contingent consideration liability is included in financial expenses, net.

In addition, the Company incurred acquisition related costs in a total amount of $505, which are included in general and administrative expenses for the year 2013. Acquisition related costs include legal, accounting fees and other external costs directly related to the acquisition.

The main reason for this acquisition was to penetrate into the large SAP markets and leverage the synergy of the technologies of both companies and to benefit from a wider customer base. Accordingly, a significant amount of the acquisition consideration was recorded as goodwill due to the synergies with Hayes.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

Purchase price allocation:

Under business combination accounting, the total purchase price was allocated to Hayes’ net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Net assets (including cash of $337)	$733
Deferred revenues	(366)
Intangible assets	4,384
Goodwill	4,547

Total purchase price	$9,298

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Hayes’ products. In its allocation, the Company also considered the fair value of intangible assets based on a market participant approach to valuation performed by a third party valuation firm using an income approach and estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the Hayes acquisition:

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

(2)	Customer relationships represent the underlying relationships and agreements with Hayes’ installed customer base and are amortized over 9 years using the accelerated method.

(3)
The amount assigned to the non-competition agreement relates to the non-competition agreement that the Company entered into with the founder of Hayes for a period of 4 years, which is amortized on a straight line basis over four years.

ATTUNITY LTD. AND SUBSIDIARIES

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

	Year ended December 31,
	2013	2012
	Unaudited

Revenues	$28,381	$29,030
Net loss	$(1,240)	$(320)
Basic and diluted loss per share	$(0.11)	$(0.03)

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:
Computers and peripheral equipment	$3,322	$3,022
Office furniture and equipment	608	492
Leasehold improvements	782	752

	4,712	4,266

Accumulated depreciation	3,732	3,387

Property and equipment, net	$980	$879

As for charges on the Company’s property and equipment, see Note 8.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 5:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill during the years ended December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013

Goodwill, beginning of year	$17,748	$13,094
Revaluation (foreign currency exchange differences)	(281)	107
Acquisition of Hayes	-	4,547

Goodwill, end of year	$17,467	$17,748

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	December 31,
	2014	2013
Original amount:
Core technology	$7,034	$5,762
Customer relationships	1,599	1,599
Non-competition agreement	224	224

	8,857	7,585
Accumulated amortization:
Core technology	2,315	1,426
Customer relationships	1,084	814
Non-competition agreement	56	-

	3,455	2,240
Other intangible assets ,net:
Core technology	4,719	4,336
Customer relationships	515	785
Non-competition agreement	168	224

	$5,402	$5,345

The estimated future amortization expense of other intangible assets as of December 31, 2014 for the years ending:

Year ending December 31,
2015	$1,749
2016	1,422
2017	1,073
2018	670
Thereafter	488
$5,402

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 6:-	LIABILITY PRESENTED AT FAIR VALUE

The Company entered into a Loan Agreement with Plenus Technologies Ltd. (“Plenus” or the “Lender”), dated January 31, 2007 (as amended on March 30, 2009 and September 4, 2011, the “Loan Agreement”). According to the Loan Agreement  if, during the period between March 19, 2009 and December 31, 2017, the Company enters into a “Fundamental Transaction” (which is defined in the Loan Agreement to include (i) the acquisition of the Company by means of a merger or other form of corporate reorganization in which 50% or more of the outstanding shares is exchanged for securities or other consideration issued or paid by the acquiring entity, (ii) the sale of all or substantially all of the assets of the Company, or (iii) a transaction or a series of transactions in which a person or entity acquires more than 50% of the outstanding shares of the Company), then the Lender shall be entitled to the following: (i) in the cases of merger or acquisition of shares, an amount equal to 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders, or (ii) in the case of the sale of substantially all of the Company’s assets, an amount equal to 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the “aggregate proceeds” shall be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and have not been assumed by the purchaser in such Fundamental Transaction. During such period, the Lender may elect to receive $300 in cash in lieu of such compensation.

The Company accounted for the above mentioned compensation in accordance with ASC 815-40, based on which the above was considered as a derivative and recorded as a liability on the balance sheet and is marked to market at each reporting period. The fair value of this derivative was based on valuation using a Binomial Model for options valuation based on assumptions provided by management.  The Company classified the fair value of this derivative as level 3.

NOTE 7:-	CONVERTIBLE DEBT

In April 2004, the Company issued to a group of investors interest-bearing convertible notes in the face amount of $2,000, initially repayable after five years (as amended and extended from time to time, the “Convertible Notes”). The conversion price of the Convertible Notes was adjusted from time to time. The Company recorded a bifurcated conversion feature embedded in the convertible debt, and marked it to market based on its fair value each reporting period.

During the year ended December 31, 2012, the Convertible Notes then outstanding were converted into ordinary shares of the Company and the outstanding associated bifurcated conversion feature was accordingly allocated to equity. As of December 31, 2013, substantially all of the principal amount and accrued interest were repaid in full by way of conversion of the Convertible Notes into ordinary shares.

In accordance with ASC No. 470-20-40-16, “Debt with conversion and other options”, the Company recognized inducement expense of $108 in 2012, against additional paid-in-capital, related to the conversion.

The holders of the Convertible Notes also exercised their rights to acquire an aggregate of 39,407 additional ordinary shares at $0.48 per share during 2012.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 8:-	CHARGES (ASSETS PLEDGED)

a.	As collateral for certain liabilities of the Company to others, fixed charges have been recorded on certain equipment of the Company.

b.	The Company has an outstanding bank guarantee in the amount of $430 to its Israeli office lessor to secure its obligations under the office lease agreement.

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in June 2019. In addition, the Company leases computers and motor vehicles under non-cancelable operating leases. Future minimum commitments under these leases as of December 31, 2014, are as follows:

Year ended December 31,	Operating Leases

2015	$1,414
2016	1,139
2017	1,042
2018	543
2019 and after	177

$4,315

b.
Rent expenses under facilities operating leases for the years ended December 31, 2014, 2013 and 2012 were (net of sublease income in the amount of $0, $0 and $30, respectively) $1,146, $850 and $663, respectively.

NOTE 10:-        SHAREHOLDERS’ EQUITY

a.
On November 26, 2013, the Company closed a firm commitment underwritten public offering of 2,852,000 ordinary shares (including 372,000 ordinary shares issued to the underwriter upon full exercise of its over-allotment option), at a public offering price of $7.00 per share. The net proceeds for the Company were approximately $18,000.

b.	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock Option Plans:

Under the Company’s 2001 Stock Option Plan and 2003 Israeli Stock Option, the Company has granted options to purchase ordinary shares to employees, directors and officers as an incentive to attract and retain qualified personnel. The 2001 plan does not have a specific expiration date whereas the 2003 plan was terminated in December 2013.

In December 2012, the Company adopted the 2012 Stock Incentive Plan (together with the 2001 and 2003 plans, the “Plans”), under which stock options as well as other equity-based awards, including restricted stock units and performance units, may be granted to employees, directors and consultants of the Company or its affiliates. The 2012 Stock Incentive Plan has a term of ten years and will terminate in December 2022.

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

Under the Plans, 3,250,625 ordinary shares of the Company were reserved for issuance. Any options that are canceled or forfeited before expiration become available for future grants. As of December 31, 2014, there were 50,845 options available for future grants. In January 2015, the Company’s Board of Directors approved an increase of 50,000 shares of the Company reserved for issuance under the Plans.

Upon exercise of options by employees, directors and contractors, the Company issues ordinary shares for each option exercised.

The following is a summary of the Company’s stock options granted under the Plans:

	Year ended December 31, 2014
	Number of options (thousands)	Weighted average exercise price (per share)	Aggregate intrinsic value (1)

Outstanding at beginning of year	1,715	$3.47	$11,809
Granted	810	10.11
Exercised	(540)	(1.57)
Forfeited	(96)	(9.97)

Outstanding at end of year	$1,889	$6.53	$8,148

Vested and expected to vest at end of year	$1,792	$6.36	$8,027

Exercisable at end of year	$897	$3.22	$6,757

(1)	Calculation of aggregate intrinsic value for options outstanding and exercisable is based on the share price of the Company’s ordinary shares as of December 31, 2014 which was $10.75 per share.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

The total intrinsic value of options exercised for the years ended, December 31, 2014, 2013 and 2012 was $2,881, $1,244 and $1,170, respectively.

As of December 31, 2014, there was $3,506 of total unrecognized compensation cost related to non-vested share-based compensation that are expected to be recognized over a period of up to three years.

The options outstanding as of December 31, 2014, have been separated into ranges of exercise price per share as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

$0.48 - $1.52	237	0.85	1.16	237	0.85	1.16
$2.00 - $3.44	556	2.69	2.86	538	2.67	2.85
$5.68 - $7.81	205	5.34	6.87	15	4.30	6.03
$8.04 - $9.87	378	5.30	9.14	74	4.41	8.72
$10.03 - $11.32	513	5.28	10.95	33	4.92	10.37

	1,889	3.97	$6.53	897	2.44	$3.22

The allocation of the stock-based compensation is as follows:

	Year ended December 31,
	2014	2013	2012

Research and development	$440	$237	$306
Selling and marketing	636	325	241
General and administrative	413	184	189

Total stock-based compensation	1,489	746	736

d.	Warrants:

As of December 31, 2014, there were outstanding warrants to purchase an aggregate of 27,582 ordinary shares at an exercise price of $0.48 per share, which expire on various dates until July 29, 2015.

During 2014, 78,828 warrants were exercised for proceeds of $38.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 11:-	INCOME TAXES

a.	Taxes on income (Income tax benefits) are comprised as follows:

	Year ended December 31,
	2014	2013	2012

Deferred tax benefit	$(224)	$(432)	$(321)
Current taxes	958	376	112

	$734	$(56)	$(209)

Domestic	$140	$(6)	$201
Foreign	594	(50)	(410)

	$734	$(56)	$(209)
Domestic taxes:
Current	$140	$(6)	$201
Deferred	-	-	-

	140	(6)	201
Foreign taxes:
Current	818	382	(89)
Deferred	(224)	(432)	(321)

	594	(50)	(410)

Income taxes (income tax benefits)	$734	$(56)	$(209)

The components of income (loss) before taxes on income attributable to domestic and foreign operations are as follows:

	Year ended December 31,
	2014	2013	2012

Domestic	$(2,540)	$(688)	$1,147
Foreign	1,582	3	130

	$(958)	$(685)	$1,277

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 11:-	INCOME TAXES (Cont.)

b.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	December 31,
	2014	2013	2012
Income (loss) before taxes, as reported in the consolidated statements of income	$(958)	$(685)	$1,277

Statutory tax rate	26.5%	25%	25%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$(254)	$(171)	$319
Tax adjustment in respect of different tax rate of foreign subsidiaries	112	(6)	21
Non-deductible expenses and other permanent differences	496	226	233
Losses and timing differences for which valuation allowance was provided	288	760	934
Utilization of tax losses for which valuation allowance was provided for in prior years	(52)	(816)	(1,538)
Other	144	(49)	(178)

Actual taxes on income (income tax benefit)	$734	$(56)	$(209)

c.	Israeli taxation:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2012 - 25%, 2013 – 25%, 2014 – 26.5%.

The Company and its Israeli subsidiaries have not received final tax assessments since incorporation. However, in accordance with the Israeli tax laws, tax returns submitted up to and including the 2010 tax year can be regarded as final.

Tax loss carryforward:

The Company’s tax loss carryforwards were approximately $41,600 as of December 31, 2014. Such losses can be carried forward indefinitely to offset future taxable income of the Company.

d.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The U.S. tax returns of Attunity Inc. and RepliWeb Inc. remain subject to examination by the U.S. tax authorities for the tax years 2011-2013 and 2008-2013, respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 11:-	INCOME TAXES (Cont.)

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2014	2013

Net operating loss carry forwards	$12,590	$11,645
Temporary differences related to research and development expenses	1,865	1,631
Temporary differences related to accrued employee costs	378	590
Deferred revenue and other	706	554
Total deferred tax asset before valuation allowance	15,539	14,420
Less - valuation allowance	(14,834)	(13,836)

Deferred tax asset	705	584

Deferred tax liability - Intangible assets and other	(68)	(171)

Deferred tax assets, net	$637	$413

Domestic	-	-

Foreign:
Current deferred tax asset, net	181	148
Non-current deferred tax asset, net	456	265

	637	413

	$637	$413

Current deferred tax asset is included within other current accounts receivable and prepaid expenses on the balance sheet. Non-current deferred tax asset, net is included within other assets on the balance sheet.

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carry forwards and other temporary differences in Israel and in several of its subsidiaries. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences will not be realized in the foreseeable future.

The net change in the valuation allowance primarily relates to increase in deferred taxes on net operating losses for which full valuation allowance was recorded.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 11:-	INCOME TAXES (Cont.)

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

f.	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2014	2013

Opening balance	$103	$201
Additions for prior years’ tax position	10	26
Reduction of prior years’ tax position due to lapse of statute of limitation	(20)	(124)

Closing balance	$93	$103

Included in accrued expenses and other current liabilities	$39	$21

Included in other long term liabilities	$54	$82

As of December 31, 2014, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

During the years ended December 31, 2014 and 2013, the Company recorded $10 and $26 for interest expense related to uncertain tax positions, respectively. As of December 31, 2014 and 2013, the Company had accrued interest liability related to uncertain tax positions in the amounts of $39 and $48, respectively, which is included in the liability balance. In the next 12 months, the statute of limitations with respect to the 2010 tax year  will lapse, which will impact the unrecognized tax position liability balance with respect to the 2010 tax year.

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, the final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 12:-	ENTITY-WIDE DISCLOSURES

Revenues by geographical areas were as follows:

	Year ended December 31,
	2014	2013	2012

North America	$25,993	$17,529	$16,568
Europe	6,085	4,322	4,932
Far East	1,532	1,774	1,478
Israel	817	761	948
Other	1,225	811	1,553

	$35,652	$25,197	$25,479

For the years ended December 31, 2014 and 2013, no single customer accounted more than 10% of the Company’s total revenues. For the year ended December 31, 2012, one of the Company’s OEM partners accounted for approximately 10.9% of its revenues.

All of the Company’s long-lived assets are located in Israel apart for assets in insignificant amounts which are located elsewhere.

NOTE 13:-	FINANCIAL EXPENSE, NET

	Year ended December 31,
	2014	2013	2012
Financial income:
Interest	$(19)	$(1)	$(2)
Revaluation of liabilities presented at fair value	(187)	-	-
Hedging	-	(21)	(53)

	(206)	(22)	(55)
Financial expenses:
Interest and bank charges	124	45	124
Hedging	201	-	-
Exchange rate differences, net	92	146	94
Revaluation of liabilities presented at fair value	-	363	705
Convertible debt inducement expenses	-	-	108
Accretion of contingent payment obligations	682	95	265

	1,099	649	1,296

	$893	$627	$1,241

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 14:-	SUBSEQUENT EVENTS

On March 18, 2015, the Company completed, through the Company’s wholly owned subsidiary, Attunity Inc., the acquisition of 100% of the shares of Appfluent Technology, Inc. (“Appfluent”), a U.S.-based provider of data usage analytics for Big Data environments, including data warehousing and Hadoop.

Under the related acquisition agreement, the total consideration is composed of:

-	$10,950 paid in cash on the closing date (subject to working capital adjustments), of which $1,100 is being held in escrow for one year following the closing date;

-
$5,650 which was payable in ordinary shares of the Company, reflecting a $9.71 price per share (the “PPS”), such that the Company issued, on the closing date, approximately 582,000 ordinary shares of the Company;

-
$1,400 which is payable in ordinary shares of the Company based on the PPS, such that approximately 144,000 ordinary shares of the Company were held-back to secure indemnity claims and the Company will issue them in September 2016; and

-	milestone-based contingent payments in a total amount of up to $31,500 which, if earned, are payable in 2016 and 2017.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD

By: /s/ Shimon Alon
Shimon Alon
Chairman and Chief Executive Officer

Dated:  April 14, 2015