Form 20-F
period 2015-12-31
ATTUNITY LTD
filed 2016-03-31
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2015): 16,406,243

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.

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

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

•	“Appfluent” means Appfluent Technology, Inc., a Delaware corporation we acquired in March 2015;

•	“BI” means business intelligence;

•	“Big Data” means very large and complex quantities of datasets that are difficult to process using traditional data processing applications;

•	“BIReady” means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;

•	“CDC” means change data capture, a process that captures and replicates only the changes made to enterprise data sources rather than the entire data sources;

•	“cloud computing” means the use of computing resources, hardware and software, that are generally delivered as a service over the Internet;

•	“Companies Law” or the “Israeli Companies Law” mean the Israeli Companies Law, 5759-1999;

•	“dollars” or “$” mean United States dollars;

•	“GBP” means British Pounds;

•	“Hadoop” means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware;

•	“Hayes” means Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013;

•	“NIS” or “shekel” means New Israeli Shekels;

•	“RepliWeb” means RepliWeb Inc., a Delaware corporation we acquired in September 2011; and

•	“SEC” means the United States Securities and Exchange Commission.

We have obtained trademark registrations in the U.S. for, among others, Attunity, Attunity Connect, Attunity Replicate, RepliWeb, Gold Client, Appfluent and “Right Data, Right Place, Right Time”. Unless indicated otherwise by the context, any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On March 28, 2016, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.837 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

The following selected consolidated statements of operations data for the years ended December 31, 2015, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015 and 2014, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011, which have also been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Balance Sheet Data:

	December 31,
	2015	2014	2013	2012	2011
	(dollars in thousands)
Working capital (deficiency) (1)	$203	$11,387	$12,146	$(3,067)	$(6,897)
Total assets (1)	63,158	53,506	49,959	26,111	22,987
Current maturities of long term-debt, short-term convertible debt, including current maturities of long-term convertible debt	--	--	--	1,934	950
Contingent purchase consideration	2,234	4,262	3,280	--	1,669
Warrants and bifurcated conversion feature, and other liabilities presented at fair value	719	906	1,093	730	510
Shareholders’ equity	38,291	31,157	30,098	9,562	5,188
Additional paid-in capital	144,836	133,931	130,944	110,318	107,345

(1) In November 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update (“ASU”) No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We chose to early adopt this standard and, consequently, reclassified all of our current deferred tax assets to noncurrent deferred tax assets, which has resulted in a change to previously published figures for the years ended December 31, 2011, 2012 and 2013.

Income Statement Data:

	Year ended December 31,
	2015	2014	2013	2012	2011
	(dollars and share amounts in thousands, except per share data)

Software licenses	$26,568	$20,128	$13,364	$14,437	$8,140
Maintenance and services	21,600	15,524	11,833	11,042	7,029
Total revenues	48,168	35,652	25,197	25,479	15,169

Cost of software licenses	2,518	890	748	831	563
Cost of maintenance and services	4,760	2,431	1,384	1,525	890
Research and development expenses	11,139	9,316	7,756	7,748	4,960
Selling and marketing expenses	27,381	19,136	11,793	9,833	5,851
General and administrative expenses	4,857	3,944	3,574	3,024	2,835

Total operating expenses	50,655	35,717	25,255	22,961	15,099
Operating income (loss)	(2,487)	(65)	(58)	2,518	70

Financial expenses, net	576	893	627	1,241	1,284
Income (loss) before taxes on income	(3,063)	(958)	(685)	1,277	(1,214)
Taxes on income (income tax benefit)	546	734	(56)	(209)	(399)

Net income (loss)	(3,609)	(1,692)	(629)	1,486	(815)

Basic net income /(loss) per share	$(0.22)	$(0.11)	$(0.05)	$0.14	$(0.09)
Weighted average number of shares used in computing basic net income / (loss) per share	16,183	15,024	11,474	10,716	8,662

Diluted net income /(loss) per share	$(0.22)	$(0.11)	$(0.05)	$0.12	$(0.09)
Weighted average number of shares used in computing diluted net income / (loss) per share	16,183	15,024	11,474	12,311	8,662

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We incurred operating losses in the past, including operating losses of approximately $2.5 million and $65,000 in the fiscal years ended December 31, 2015 and 2014, respectively. Our ability to achieve and sustain profitability in the future depends in part on the rate of growth of, and changes in technology trends in, our market; the global economy; our ability to develop new products and technologies in a timely manner; the competitive position of our products; our ability to manage our operating expenses; and other factors and risks, some of which are described in this annual report. We may also seek to increase our operating expenses and make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. For example, our operating expenses increased from approximately $10.1 million in the fiscal year ended December 31, 2010 to approximately $50.7 million in the fiscal year ended December 31, 2015, whereas our revenues rose at a slightly lower pace during such years, from approximately $10.1 million in 2010 to approximately $48.2 million in 2015. As such, there can be no assurance that we will be able to achieve or sustain profitable operations in the future.

We depend on strategic relationships with our distributors, OEM, VAR and other business partners and our revenues may be reduced if such relationships are not successful or are terminated.

Our products and services are sold through both direct and indirect channels, including distributors, original equipment manufacturers, or OEM, value-added resellers, or VAR, and other business partners. Specifically, we rely on strategic relationships with OEM and other business partners and reseller to sell our products and services. For example, in December 2010, we entered into two OEM agreements with Microsoft Corporation, or Microsoft, for an aggregate initial consideration of nearly $9 million, and, in December 2014, we entered into a strategic technology license agreement with a cloud services company, for an aggregate consideration of approximately $7.5 million. We expect that these OEM and strategic relationships will continue to account for a material portion of our revenues in the future. Typically, where our fees depend on orders of products (and not fixed license fees), these parties are not obligated to sell any of our products. Any failure of these relationships to market our products effectively or generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could have a material adverse effect on our business, operating results and financial condition.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be adversely affected.

We have increased our number of full-time employees from 136 at December 31, 2013 to 226 at December 31, 2015 and have increased our revenue from approximately $25.2 million in 2013 to approximately $48.2 million in 2015. Our recent growth and expansion has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to continue to expand our overall business, customer base, headcount and operations. Continued growth increases the challenges involved in various ways, including the development of our internal administrative infrastructure; our ability to recruit, train and retain sufficient skilled personnel; the management of our international operations and the risks associated therewith; and effectively managing our expenses related to any future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and our financial results could be negatively impacted.

Our ability to expand our business into the SAP market and the success of our Attunity Gold Client Solutions offering depend on our relationship with SAP, including our ability to maintain our status as a SAP Software Solution and Technology Partner.

In December 2013, we acquired Hayes, a leading U.S.-based provider of data replication software for the market in which SAP AG, or SAP, operates, including Hayes’ flagship product, Attunity Gold Client Solutions, a globally-recognized software solution in the SAP data replication market. Through Hayes, we maintain a status of a “SAP Software Solution and Technology Partner” and our Attunity Gold Client Solutions have achieved several certifications from SAP, including, in early 2014, as a certified integration with the SAP® ERP (Enterprise Resource Planning) 6.0 application running on the SAP HANA® platform.  The success of our Attunity Gold Client Solutions offering is dependent to a large extent on our relationship with SAP and, in particular, our ability to maintain these certifications and, where appropriate, our ability to obtain additional certifications from SAP for our future SAP related offerings. This is primarily because an installation of SAP solutions is considered as a sizeable investment and current and prospective customers tend to view these certifications as valuable when making capital expenditure decisions related to their SAP solution-based environment. If we fail to maintain our status as a SAP Software Solution and Technology Partner or, where appropriate, obtain additional certifications from SAP for our future SAP related offerings, our business and operating results, especially our ability to expand our business into the SAP market and the sales of our Attunity Gold Client Solutions offering, could be adversely affected.

We face risks associated with acquisition of businesses and technologies.

We completed the acquisitions of Appfluent, Hayes and RepliWeb in March 2015, December 2013 and September 2011, respectively, and, in November 2014, we acquired BIReady’s data warehouse automation technology and certain related assets. As part of our growth strategy, we may continue to evaluate and pursue additional acquisitions of, or significant investments in, other complementary companies or technologies to increase our technological capabilities and expand our product offerings. Acquisitions and the successful integration of new technologies, products, assets or businesses that we have acquired, or will acquire in the future, continue to require, and will require, significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Other risks commonly encountered with acquisitions include disruption of our ongoing business; difficulties in integration of the acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control system; being subject to known or unknown contingent liabilities, including taxes, expenses and litigation costs; and inability to realize expected synergies or other anticipated benefits. We cannot assure you that we will be successful in overcoming these risks or any other problems we may encounter in connection with recent acquisitions or other potential future acquisitions. Our inability to successfully integrate the operations of an acquired business, including a successful implementation of the technologies we acquire, and realize anticipated benefits associated with an acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions or other strategic transactions may also result in dilution to our existing shareholders if we issue additional equity securities as consideration or partial consideration (as we have done with all of our acquisitions in the past several years) as well as in the incurrence of indebtedness if we borrow funds to finance such transactions. We may also be required to amortize significant amounts of intangible assets or record impairment of goodwill in connection with future acquisitions, which would adversely affect our operating results.

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

Historically, a limited number of customers accounted for a substantial portion of our total sales. For example, in 2015, our largest customer for that year accounted for 12.6% of our revenues. There can be no assurance that such customers will continue to order our products in the same level or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

Our products have a lengthy sales cycle.

Our customers typically use our products to deploy and enable the use of applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers and, at times, the sales cycle for some of our products extends to 12 months. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, and particularly with respect to the sale of our large-scale solutions, our sales process is often delayed, with little or no control by us over any delays. Our sales cycles can be further extended for sales made through or with the involvement of third party distributors or partners. We cannot control such delays and cannot control the timing of sales cycles or our sales revenue. Delay in the sales cycles of our products could result in significant fluctuations in our quarterly operating results or difficulty in forecasting revenues for any given period.

Our business and operating results may be adversely affected by competition, including as a result of consolidation of our competitors.

The markets for our software products are intensely competitive and, particularly in the file replication and application release automation, or ARA, markets, also fragmented. Competition in our industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. In the fields of ARA, web deployment and enterprise file replication, we also compete with providers of open source and freeware solutions, which are substantially less expensive than our solutions. We anticipate continued growth and competition in the software products market. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration market in particular. For example, in December 2013, International Business Machines Corporation, or IBM, acquired Aspera, Inc., which engages, among other things, in the sale of managed file transfer, or MFT, solutions. Consolidation and mergers in our market may result in stronger competition by larger companies that threaten our market positioning.

Our existing and potential competitors, such as the EPI-USE Group, or EPI-USE; IBM; Informatica Corporation, or Informatica; Oracle Corporation, or Oracle (through GoldenGate); and SAP, who compete with different products or services we offer, may offer or be able to develop software products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

The success of our Appfluent products is dependent on our ability to penetrate the market for open source distributed data platforms.

The market for Hadoop and open source distributed data platforms is a relatively new and rapidly evolving market. Our future success of selling our Appfluent line of products will depend to some extent on Hadoop’s ability to penetrate the existing market for open source distributed data platforms, as well as the continued growth, maturity and expansion of the market for open source distributed data platforms. If the market for Hadoop and open source distributed data platforms fails to grow or expand or decreases in size, our business could be harmed.

We must develop new products and solutions as well as enhancements and new features to existing products to remain competitive and our future growth will depend upon market acceptance of our products.

We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements.  The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services.  Our future success and growth will depend upon our ability to address the increasingly sophisticated needs of our customers by, among others:

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

Despite testing by us, errors may be found in our software products.  If defects are discovered, we may not be able to successfully correct them in a timely manner, or at all.  Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation.  Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

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

Our business and financial condition is affected by global economic conditions and their impact on levels of spending by customers, which may be disproportionately affected by economic downturns. While the global economy has shown some improvement in the past year, there are still uncertainties surrounding the strength of the recovery in many regions. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

We are subject to risks associated with international operations.

We are based in Israel and generate a material portion of our sales outside the United States.  Our sales outside of the United States accounted for approximately 26%, 27% and 30% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

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

As of December 31, 2015, we had cash and cash equivalents of approximately $12.5 million and a $5.0 million line of credit. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next 12 months, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements, including acquisitions. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations.  In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

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

Our operating results fluctuate significantly and are affected by sales cycles, seasonality and various other factors.

Our quarterly results have fluctuated significantly in the past and may fluctuate significantly in the future.  Our future operating results will depend on many factors, including, but not limited to, the following:

•	the size and timing of significant orders and their timely fulfillment;

•	demand for our products;

•	sales cycles (see also above under “Our products have a lengthy sales cycle”);

•	seasonal trends, as more fully described below;

•	domestic and international economic and political conditions;

•	changes in our pricing policies or those of our competitors;

•	the number, timing and significance of product enhancements;

•	new product announcements by us and our competitors;

•	our ability to successfully market newly acquired products and technologies;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	product life cycles;

•	software bugs and other product quality problems;

•	personnel changes;

•	changes in our strategy;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	the inherent uncertainty in marketing new products or technologies.

In addition, our operating results reflect seasonal trends. We have often recognized a substantial portion of our revenues in the fourth quarter ending December 31 and in the last month, or even weeks or days, of a quarter.   This is primarily because many customers of ours tend to make greater capital expenditures towards the end of their own fiscal years, thereby increasing our sales for the fourth quarter. We expect to continue to be affected by such trends in the future, including the relatively lower sales that we typically experience in the first quarter ending March 31, mainly as a result of reduced sales activity during the beginning of the calendar year following the increased purchase activity of our customers in the fourth quarter. Since our expense levels are relatively fixed in the short term, if revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and period-to-period comparisons of our operating results may not necessarily be meaningful. In addition, in some future quarter our operating results may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

Our financial results may be adversely affected by currency fluctuations.

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse effect on our results of operations.  We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the Euro and the GBP. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. In addition, a material portion of our expenses, principally salaries and related personnel expenses, are paid in NIS.  For instance, during 2013, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses. If the NIS strengthens against the dollar, as it did in 2013, the dollar value of our Israeli expenses will increase. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

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

Although our internal control over financial reporting was considered effective as of December 31, 2015, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. For example, the closing sale price of our ordinary shares on the NASDAQ Capital Market on August 10, 2015 was $15.82, compared with $7.02 on March 28, 2016. Numerous factors, many of which are beyond our control, may cause our market price and trade volume to fluctuate and decrease in the future, including the following factors:

•	quarterly variations in our operating results;

•	changes in expectations as to our future financial performance and cash position, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	future substantial sales of our ordinary shares; and

•	any of the events underlying any of the other risks or uncertainties set forth elsewhere in this annual report actually occurs.

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

As of March 28, 2016, our directors and executive officers beneficially own approximately 17.3% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares and/or substantial future sales of our ordinary shares may depress our share price.

As of March 28, 2016, we had approximately 16.5 million ordinary shares issued and outstanding and approximately 2.2 million of additional ordinary shares which are issuable upon exercise of outstanding stock options and vesting of outstanding restricted share units, or RSUs, granted to our employees. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price.

If our existing shareholders or holders of our options or RSUs sell substantial amounts of our ordinary shares, the market price of our ordinary shares may be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.  Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

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

The provisions in our articles of association relating to the submission of shareholder proposals for shareholders meetings, and requiring a special majority vote in order to amend certain provisions of our articles of association relating to such proposals as well as to the election and removal of directors, may have the effect of delaying or making an acquisition of our Company more difficult. In addition, provisions of Israeli corporate and tax laws, including the ability of our Board of Directors to adopt a shareholder rights plan without further shareholder approval, may have the effect of delaying, preventing or making an acquisition of our Company more difficult. For example, under the Israeli Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our executive officers and certain other key employees are entitled to certain benefits in connection with a change of control of the Company. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future and may also lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Similarly, Israeli companies are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

We have in the past received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, or the Chief Scientist, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984 (formerly known as the Law for Encouragement of Research and Development in the Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. Although we have no further obligation to pay royalties to the Chief Scientist in respect of sales of our products, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. Pursuant to the R&D Law, any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, or serves as a director or the chief executive officer of our Company, is generally required to undertake to observe the law governing the grant programs of the Chief Scientist, some of the principal restrictions of which are the transferability limits described above. In addition, a recent amendment to the R&D Law mandates the formation of a new governmental authority to replace the Chief Scientist by July 28, 2018. This authority may establish new guidelines regarding the R&D Law, which may affect our existing and/or future Chief Scientist programs and incentives for which we may be eligible. We cannot predict what changes, if any, the new authority may make.

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

We began operations in 1989 and, when we went public on NASDAQ in December 1992, our principal products were software productivity tools.  In 1993, we acquired Attunity Software Services (1991) Ltd. (formerly known as Meyad Computers Company (1991) Ltd.), which owned a financial and logistic application software package. In 1994, we acquired Attunity Inc. (formerly known as Cortex Inc.), which owned an application generator for enterprise applications. In 1996, we released Attunity Connect® - a universal data and application access product. Since then, we have released various other software products and platforms that are primarily targeted in the provision of information availability solutions that enable access, management, sharing and distribution of data.  In 2011, we acquired RepliWeb, a leading provider of enterprise file replication and MFT technologies, and released Attunity Replicate, a high-performance data replication software that enables organizations to accelerate and improve the distribution and sharing of data for enhanced accessibility. In 2013, we raised net proceeds of approximately $18 million in a public offering and also acquired Hayes, a leading provider of data replication software for the SAP market. In March 2015, we acquired Appfluent, a provider of data usage analytics for Big Data environments.

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

Recent Major Business Developments

Below is a summary of the major business developments in Attunity since January 1, 2015:

•	On November 4, 2015, we announced, among other things, the extension of our OEM distribution agreements with Microsoft;

•
On October 19, 2015, we announced that we entered into a strategic global resell agreement with Teradata Corporation, or Teradata, expanding distribution to the large data warehousing and Big Data markets;

•
On March 18, 2015, we acquired Appfluent, a U.S.-based provider of data usage analytics for Big Data environments, including data warehousing and Hadoop, for total consideration of approximately $18.0 million, payable in a combination of cash and our ordinary shares, with additional earnout consideration based on performance milestones in 2015 and 2016; and

•
On January 13, 2015, we announced that we entered into a strategic technology license agreement with a cloud services company, allowing the partner to use our replication and data transfer technology to facilitate data transfer between heterogeneous data environments and cloud-based systems and services, for total consideration of approximately $7.5 million payable over two years, or more than $10.0 million if the partner exercises additional expansion options.

For a discussion of our principal capital expenditures and divestitures, see Item 5.B “Operating and Financial Review and Prospects –Liquidity and Capital Resources –Principal Capital Expenditure and Divestitures.”

B.	Business Overview

Overview

We are a leading provider of Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions include data replication and distribution (Attunity Replicate, change data capture (CDC) and Attunity Gold Client Solutions), test data management (Attunity Gold Client Solutions), data connectivity (Attunity Connect), enterprise file replication (Attunity RepliWeb), managed-file-transfer (Attunity MFT), data warehouse automation (Attunity Compose), data usage analytics (Attunity Visibility) and cloud data delivery (Attunity CloudBeam).

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology (IT) environment. Our software is commonly used for projects such as data warehousing, Hadoop, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution, and cloud initiatives.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of moving and managing data to, from, and between today’s information systems and enable the use of enterprise information where and when needed. Our software includes products for real-time data integration (including data and file replication); data warehouse automation, data usage analytics, test data management, and MFT (a process that allows organizations to secure and automate business-to-business information exchanges over standard internet connections). In addition, we offer a software as a service, or SaaS, based platform with a portfolio of services to enable cloud data loading and replication.

Over the years, our Company and products have also won a number of awards for ingenuity, performance and innovation, including the following recent awards:

•	In December 2015, our Attunity Visibility solution was recognized by Database Trends and Applications (DBTA) in its “2016 List of Trendsetting Products in Data Management”;

•	In August 2015, the Silicon Review named Attunity one of the “Top 50 Fastest Growing Tech Companies”;

•	In January 2015, CRN Magazine selected Attunity as one of the “20 Coolest Cloud Storage Vendors of the 2015 Cloud 100”; and

•	In January 2015, Business Intelligence Group selected Attunity as one of the “Top 16 Innovations for 2015”.

We are not responsible for any of these awards or the entities or publications that award them.

Through direct sales as well as distribution, OEM agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry.

The Market Opportunity and Our Solutions

We believe that the world of IT data infrastructure is undergoing a significant change, one that enables very large information assets to be accessible in a timely manner, reaching more users through more applications and devices. This new paradigm in information access requires support for service-based standards, real-time detection of critical events, and the ability to manage very large quantities of datasets, to which we refer as Big Data. Consequently, our main focus and strategy is to strengthen our position as a leading provider of Big Data management software solutions, including real-time data integration, replication and distribution, data warehouse automation, data usage analytics, and test data management.

In 2009, we expanded our product offering to target the data replication market, an important segment of the data integration market that enables the real-time availability and consistency of data across heterogeneous databases. Specifically, we focused on what we call operational data replication software solutions, which are designed to make information available to support operational business intelligence. We have since expanded on our technology to support a variety of mission-critical data initiatives.

Based on, among other things, market studies and inputs from our customers, partners and prospects, we believe that the need for heterogeneous data integration and replication will continue to increase with the adoption of Big Data, cloud computing and Hadoop, as organizations increasingly manage data both in on-premises data centers and in cloud-based systems. In this respect, we focus, through our internal research and development activities as well as acquisitions, on high-speed bulk data transfer and CDC capabilities to support both environments. For example, in March 2015, we acquired Appfluent in order to expand our Big Data offering with data usage analytics for Big Data environments, including data warehousing and Hadoop, designed to allow customers to understand data usage and processing workload to optimize cost and performance.

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

•
our solutions enable real-time availability as well as preparation and modeling of data required to support business intelligence, analytics, and operations, a requirement that is now a common enabler for improved efficiencies and competitive advantage; and

•
our solutions enable customers to understand how they use and process data across data warehouses and Hadoop, which allows them to optimize the cost and performance of their evolving Big Data environments.

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

•
Expand and Capitalize on Our Selling Capabilities. We market and sell our products in the U.S., the U.K., Europe, Asia-Pacific regions, the Middle East and Latin America through direct sales, OEM, reseller and distributor channels. We intend to continue to expand our sales channels in those territories and seek to enter into agreements with new OEMs and other indirect channels. Consistent with our strategy to increase our global footprint and strengthen our direct sales capabilities, we have also expanded our sales and marketing teams in the past several years and we intend to capitalize on these new capabilities, primarily by increasing our penetration and sales of large-scale solutions as well as project-based tactical solutions to larger end-customers.

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that use it in their data centers and cloud environments to enable Big Data analytics, data integration, business intelligence, file replication and test data management. We believe that our software is well positioned to meet the new and fast-growing markets of Big Data and cloud computing (including cloud data warehousing, analytics, Hadoop, cloud data archiving and disaster recovery), adding value to customers with new solutions as these markets evolve. We intend to capitalize upon these opportunities by marketing our software and services to companies with real-time information needs.

•
Increase Penetration of Our Existing Customer Base. Over the years, our software solutions were licensed to over 2,500 customers worldwide and that base continues to grow. This large installed base affords us the opportunity for cross-selling our expanded product offering and future software solutions. By way of example, through our acquisition of Appfluent, we are now in a position to cross-sell and up-sell our solutions to existing customers who leverage our Attunity Replicate solution.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners such as Amazon Web Service (AWS); Google Inc., or Google; Hortonworks, Inc., or Hortonworks; HP Inc., or HP; IBM; Microsoft; Oracle; SAP and Teradata, where our software is sold as a complementary product to their product line, or embedded within their own products. We plan to extend our existing strategic relationships and develop new alliances (such as in the Hadoop market) with leading global software providers, equipment manufacturers, application service providers, systems integrators and VARs, in order to extend the functionality of our software and increase sales. Doing so will also allow us to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

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

Our Products

Our software offering currently consists of the following key products:

Attunity Replicate

Attunity Replicate is a high-performance and easy-to-use Big Data replication and loading software, which we believe enables organizations to accelerate and reduce the costs of distributing, sharing and ensuring the availability of data for meeting business operations and business intelligence needs. Using Attunity Replicate, organizations can load data efficiently and quickly to operational data stores/warehouses and Hadoop; create copies of production databases to enable operational reporting; offload queries from operational systems to reduce load and impact; facilitate zero-downtime migrations and upgrades; and consolidate or distribute data across data sources/centers. Instead of relying on a complex, resource-intensive ETL (Extract/Transform/Load) process which moves data in batches, Attunity Replicate enables ELT (Extract/ Load/Transform) with a simple yet powerful GUI (Graphic User Interface) expediting the traditionally-slow process of data provisioning. In addition, when Attunity Replicate is sold with our information flow management capabilities (formerly within our stand-alone Attunity Maestro product which was initially launched in April 2014), it also offers an enterprise-class information flow management and automation platform, integrating mission-critical data. The key features of Attunity Replicate are:

•	Complete automation and optimized high-performance database replication and loading, including database schema, data and changes;

•	Simplified user experience delivering a “Click-2-Replicate” solution, which means it allows the user to simplify and automate the implementation of end-to-end data replication with drag-and-drop ease;

•	Heterogeneous replication supporting many types of source and target databases, including cloud; and

•	Central monitoring and management for Attunity products (if sold with our information flow management features).

Attunity Gold Client Solutions

Attunity Gold Client Solutions is our replication software for data management within SAP environments. We believe that businesses around the world choose Attunity Gold Client Solutions to maximize the value of their investments in SAP, by reducing enterprise storage requirements, improving the quality and availability of test data, restoring development integrity, and ensuring data security. Using Attunity Gold Client Solutions, customers can quickly select and copy subsets of only relevant data from production or non-production sources to non-production targets, with options to simultaneously scramble sensitive data and keep data subsets in sync across systems. Attunity Gold Client Solutions reside natively in the SAP application layer and supports a broad list of SAP applications. The key features of Attunity Gold Client Solutions are:

•	Replicating data with all relevant data, exactly as it exists in the source;

•	Providing flexible selection methods, which allow any criteria to identify data for replication;

•	Creating smaller, fully functional clients;

•	Migrating select data to new or existing environments, on premises or in the cloud;

•	Simultaneously copying relevant data on multiple SAP applications;

•	Protecting sensitive data at export with extensive, extendable transformation rules; and

•	Selectively deleting unwanted data in non-production systems.

Attunity Visibility

Attunity Visibility (which we offer through our acquisition of Appfluent in March 2015) is a software that provides data usage analytics for Big Data environments, including data warehousing and Hadoop. It is designed to provide visibility into usage and processing workloads of enterprise data, including insight into business activity and resource consumption across heterogeneous analytic data platforms. This capability optimizes the cost and performance of the customers’ evolving Big Data environments. The key features of Attunity Visibility are:

•	Monitoring of all data usage and processing activity on the leading data warehouses and Hadoop, to assess resource utilization for ETL and analytical workloads;

•	Analyzing data usage and workload resource utilization to enable performance or cost optimization (e.g. by moving data or processing to lower cost storage or processing platforms like Hadoop);

•	Discovery of the history of data used from large tables by analyzing calendar dates used in queries;

•	Auditing and reporting on application activity and data usage by business units to chargeback and justify investments; and

•	Integration with leading BI applications to correlate application users and report activity with usage.

Attunity Managed File Transfer (MFT)

Attunity MFT is a file transfer management solution that allows organizations to secure and automate business-to-business information exchanges over standard internet connections. Attunity MFT delivers security policy enforcement, auditing, inspection policies, routing, and accelerated transfers of large-file payloads across each stage of the file transfer process. The key features of Attunity MFT are:

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

Attunity RepliWeb for EFR

Attunity RepliWeb for EFR is a heterogeneous file system and storage replication solution, optimized for Wide Area Network (WAN) infrastructures. The solution provides organizations with widely distributed (global/regional/local) operations, a highly reliable and fast way to replicate, mirror, backup and/or migrate unstructured data. In addition, when the Attunity RepliWeb for EFR is sold with our ARA capabilities, it offers an ARA and web deployment solution for Windows (.NET & SharePoint), UNIX and Linux applications and web infrastructures. The key features of Attunity RepliWeb for EFR are:

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

Attunity Compose

Attunity Compose (which we offer through the acquisition of BIReady’s technology in November 2014) is a data warehouse automation software that we believe accelerates and simplifies the process of designing, generating and populating enterprise data warehouses and data marts. By supporting the entire lifecycle of data warehousing through agile automation, Attunity Compose helps to eliminate the traditionally complex, manual tasks of preparing data for BI and Big Data analytics and their inherent dependency on substantial ETL development resources. The key features of Attunity Compose are:

•	Model-driven solution for managing the process of building a data warehouse;

•	Automated generation of data warehouse and data marts structures;

•	Automated generation of ETL processing, optimized for each supported data warehouse;

•	Automated maintenance and change management; and

•	Support for various data warehouses including Teradata, Oracle/Exadata, IBM Netezza, and SQL Server.

Sales and Marketing

Our products and services are sold through both direct and indirect channels, including distributors, VARs and OEM partners.

Direct Sales. Our direct sales operations are maintained through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel.  Our direct field force (including marketing, sales, technical pre-sales and support personnel) as of December 31, 2015 was comprised of a total of 101 persons, of which 76 persons were in North America; 22 persons were in Europe, the Middle East and Africa; and 3 persons were in the Asia-Pacific region. By comparison, our direct field force (including marketing, sales, technical pre-sales and support personnel) as of December 31, 2014 was comprised of a total of 70 persons.

Indirect Sales. In several countries in Europe, South and Central America as well as in China, Japan, Singapore, South Korea and Taiwan, we distribute our products through independent distributors. In addition, over the course of the past several years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors, resellers, VARs, OEMs, system integrators and managed service providers and other business partners, including leading global-class partners such as AWS, Google, Hortonworks, HP, IBM, Microsoft, Oracle, SAP and Teradata. For example, in December 2014, we entered into a strategic technology license agreement with a cloud services company, allowing the partner to use our replication and data transfer technology to facilitate data transfer between heterogeneous data environments and cloud-based systems and services. While we view our partnerships with these OEMs and other business partners as strategic, sales through indirect channels represented less than 20% of our license revenues in each of the past three years.

Sales Cycles. Our customers typically use our products to deploy and enable the use of applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers and, at times, the sales cycle for some of our products extends to 12 months. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, and particularly with respect to the sale of our large-scale solutions, our sales process is often delayed, with little or no control by us over any delays. Our sales cycle can be further extended for sales made through or with the involvement of third party distributors or partners. We cannot control such delays and cannot control the timing of sales cycles or our sales revenue.

Customer Services

We provide the following services to our customers:

Hot-line Support.  We provide technical advice and information on the use of our products.  Our customer support is also responsible for publishing technical bulletins and distributing new versions of software and program “patches”. Such hot-line customer support is typically provided through a dedicated system as well as toll-free telephonic support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. We have hot-line operations in the United States, Israel and China. Support is provided via telephone, remote-access and e-mail and, in the case of our Attunity Gold Client Solutions, also through dedicated website resources that include videos and other documentation. A substantial majority of our customers are covered by support contracts, with, in some cases, services being provided by local subcontractors or resellers.

Training.  We offer on-site and online learning programs, which typically include product use education, product troubleshooting and system management.  Our customers receive documentation that includes user manuals, reference manuals, tutorials, installation guides and release notes.

Professional Services.  We offer consulting services and system integration assistance to customers, which typically include assistance with implementation of our software solutions, including software configuration specific to the customer’s environment, testing and deployment needs and best practices advice.

Seasonality

Our business is subject to seasonal trends. We have often recognized a substantial portion of our revenues in the fourth quarter ending December 31 and in the last month, or even weeks or days, of a quarter.  This is primarily because many customers of ours tend to make greater capital expenditures towards the end of their own fiscal years, thereby increasing our sales for the fourth quarter. We expect to continue to be affected by such trends in the future, including the relatively lower sales that we typically experience in the first quarter ending March 31, mainly as a result of reduced sales activity during the beginning of the calendar year following the increased purchase activity of our customers in the fourth quarter.

Customers

Our products are sold, directly and indirectly, primarily to large and medium-size enterprises engaged in all areas of industry, including  financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry, including governmental and public institutions. As described above under “Sales and Marketing”, our products are also sold indirectly through a number of business partners, including world-class OEM partners and regional resellers.

For the year ended December 31, 2015, one of our customers accounted for approximately 12.6% of our revenues. For the years ended December 31, 2014 and 2013, no single customer accounted for more than 10% of the Company's total revenues.

In the past three years, a substantial majority of our license revenues were derived from our connectivity and data replication products. The balance of license revenues were derived from our file replication and distribution products (including Attunity Gold Client Solutions) and, starting 2015, also from our Attunity Visibility product.

In the past three years, a substantial majority of our maintenance and support revenues were derived from both our connectivity and data replication products (including Attunity Gold Client Solutions) as well as from maintenance of our file replication products.

In terms of geographic markets in the past three years, a substantial majority of our revenues were from sales in North America (75% in 2015) and Europe (16% in 2015).

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

In 2015, we identified a trend, whereby large enterprises are accelerating the deployment of data across new platforms with increasing need for software solutions that can enable Hadoop, NoSQL and SQL technologies to work together and be deployed seamlessly in the public cloud, private cloud or an on-premises infrastructure. We anticipate continued growth and competition in this market and, consequently, the entrance of new competitors into the market or intensified competition. For example, in 2015, Oracle introduced new solutions for integrating Big Data, and Informatica, which was acquired by private equity firms in 2015, introduced a new software platform to address the new Big Data platforms. Furthermore, consolidation and mergers in our market may result in stronger competition by larger companies that threatens our market positioning.

Data Replication: The competitors with our data replication offering include IBM, Informatica and Oracle (through GoldenGate).  Our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use, than those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development resources, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources. However, we believe that our data replication products are generally competitive in price and features and have certain advantages as compared to competitors’ products.

Managed File Transfer (MFT): Our competitors in the MFT market include the larger global software and middleware vendors, such as IBM (Sterling Commerce), Axway Software SA and Tibco Software Inc.; mid-tier software vendors, such as Globalscape Inc. and Ipswitch Inc.; and SaaS vendors such as Box.net and Dropbox. The MFT market is highly competitive with the larger global software vendors possessing significant advantages over us in terms of stronger global brand recognition, current feature sets, research and development resources, and sales infrastructure. Additionally, we face increased competition from SaaS vendors who offer low first-year product acquisition costs. We believe that our MFT solution remains competitive, primarily where such solution is already installed by existing customers.

Enterprise File Replication (EFR): Our competitors in the EFR market include the major platform vendors such as Microsoft, IBM and HP; the large storage management vendors such as EMC, CA Inc. and Symantec; mid-tier replication vendors such as Vision Solutions, Inc. (Double-Take Software); other providers of open source and freeware solutions; and, in the case of EFR solutions that include ARA capabilities, also with companies such as BMC Software Inc. and CA Inc. The larger commercial vendors have strong visibility and penetration with storage management processes such as de-duplication and archival processes. The open source and freeware solutions offer significant cost benefits compared to our and other commercial solutions. However, we believe our EFR solution is competitive in its ability to reliably manage massive file/folder structures, its ability to address organizations with large numbers of server endpoint connected over WAN links, and our low total cost of ownership.

SAP Data Replication and Management: Our competitors in the SAP data replication and management market include major platform vendors, such as SAP itself, global software solutions and consulting services vendors, such as Informatica. Our competitors in this market enjoy advantages over us in terms of stronger global brand recognition and greater research and development and sales resources. However, we believe our solutions for SAP data are competitive in their ability to offer a rich portfolio of features and a quick implementation process, and deliver a quick total return on investment.

Data Warehouse Automation: Our competitors in the data warehouse automation market are primarily the traditional ETL vendors like Informatica and IBM. Our competitors in this market enjoy advantages over us in terms of stronger global brand recognition, research and development resources and sales infrastructure. However, we believe our data warehouse automation solutions deliver a modern alternative to these competitors’ traditional software that require significant developer investment that increases total costs and time to value. With an innovative model-driven technology, our data warehouse automation software can automate substantial parts of the process of making data ready for BI and analytics, significantly reducing the need for ETL development.

Data Usage Analytics: Our competitors in the data usage analytics market consist primarily of tools provided by data warehouse vendors, such as Teradata and Oracle. Our competitors in this market enjoy advantages over us in terms of stronger global brand recognition and greater research and development and sales resources. However, these vendors’ tools are limited to their respective data warehouse, whereas our Attunity Visibility solution supports a broad range of data warehouses as well as Hadoop, providing unified analytics across many Big Data environments. We also believe that our solution provides more robust measurement and deeper analytics for data usage compared with traditional data warehouse tools that focus on operational monitoring.

Intellectual Property Rights and Software Protection

While we have one registered patent for a method for compressing and decompressing files in the field of file transfer software (which we do not view as material), we primarily rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our proprietary rights in our products. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. In addition, our employees and independent contractors are generally required to sign non-disclosure agreements.

We have obtained trademark registrations in the U.S. for, among others, Attunity, Attunity Connect, Attunity Replicate, RepliWeb, Gold Client, Appfluent and "Right Data, Right Place, Right Time".

We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our proprietary rights in our products. We do not currently own any registered copyrights. Our policy is for our customers to sign non-transferable software license agreements providing contractual protection against unauthorized use of the software. Preventing the unauthorized use of software is difficult, and unauthorized software use is a persistent problem in the software industry.  However, we believe that, because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support and professional services provided by us.

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

Grants from the Office of the Chief Scientist

The Government of Israel encourages research and development projects through the Chief Scientist pursuant to the R&D Law.  Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest.

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

A major amendment to the R&D Law became effective on January 1, 2016. This amendment may create uncertainty in respect of the terms of our existing and/or future Chief Scientist programs and incentives we may be eligible for as it empowers a new authority established under the R&D Law to issue new guidelines in connection therewith (pursuant to this amendment, the new authority is to be established by July 28, 2018 and the said guidelines are to be adopted within a year thereafter).

C.	Organizational Structure

Our wholly owned subsidiaries act primarily as sales, marketing and customer service organizations in the countries where they are incorporated and in most instances for neighboring countries.  The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our current principal operating subsidiaries (direct and indirect):

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

Israel. Our executive research and development facilities and sales offices are located in the industrial park of Kfar Saba, Israel. We lease approximately 18,385 square feet of office space pursuant to a lease that expires in February 2018 and may be extended for two additional periods of three years each.  The aggregate annual rent for our Israeli facilities was approximately $570,000 in 2015, compared with $638,000 in 2014. We provided our Israeli office lessor with a bank guarantee in the amount of approximately $430,000 to secure our obligations under the lease.

North America. We lease approximately 20,223 square feet of office space in Burlington, Massachusetts; approximately 2,500 square feet of office space in Coconut Creek, Florida; approximately 4,296 square feet of office space in Buffalo Grove, Illinois; approximately 108 square feet of office space in Bethesda, Maryland; and approximately 554 square feet of office space in Newport Beach, California. The aggregate annual rent of these facilities was approximately $462,000 in 2015, compared with $289,000 in 2014.

Other Locations. We lease an aggregate of approximately 3,165 square feet of office space in Chertsey, England and in Hong Kong. The aggregate annual rent for these premises was approximately $314,000 in 2015, compared with $217,000 in 2014.

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

Overview

We were founded in 1988 and became a public company in the United States in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment. Our software is commonly used for projects such as data warehousing, Hadoop, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution, and cloud initiatives.

Through direct sales as well as distribution, OEM agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry.

Executive Summary

2015 Highlights

In 2015, our total revenues increased by 35% to approximately $48.2 million, compared with $35.7 million in 2014. Our total revenues were comprised of:

•
License revenues that increased by 32% to $26.6 million in 2015, compared with $20.1 million in 2014. The increase in license revenues mainly resulted from (1) revenues from the previously announced strategic technology license agreement with a cloud service provider, (2) revenues from sales of Attunity Visibility (associated with the acquisition of Appfluent in March 2015), and (3) increased demand for our Attunity Replicate solution, including our Attunity Replicate solution for Hadoop.

•
Maintenance and services revenues that increased by 39% to $21.6 million, compared with $15.5 million in 2014. The increase is primarily due to (1) license revenues generated throughout 2014 that contributed to higher maintenance revenues in 2015, (2) maintenance revenues from Attunity Visibility (associated with the acquisition of Appfluent in March 2015), and (3) an increase in service revenues as larger implementations required additional professional services.

Due to increased expenses, as described below, our operating loss for 2015 was approximately $2.5 million, compared with $65,000 for 2014.

Our operating loss contributed to a net loss of $3.6 million, or ($0.22) per diluted share, in 2015, compared with $1.7 million, or ($0.11) per diluted share, in 2014.

We had cash and cash equivalents of approximately $12.5 million as of December 31, 2015 compared with $19.0 million as of December 31, 2014. This decrease in our cash position is mainly attributable to the acquisition of Appfluent in March 2015, which was partially offset by an increase of $4.9 million in cash flows we generated from operations in 2015.

Our shareholders’ equity increased to $38.3 million as of December 31, 2015, compared to $31.2 million as of December 31, 2014.

2016 Outlook

We identified the following key trends that may influence our market and the demand for our software solutions:

•
Big Data is a key target market for Attunity given our ability to enable data usage analytics and information availability. Our solutions facilitate the usage optimization, replication, loading and transfer of large amounts of structured and unstructured data to enable analytics and business intelligence. This is a market that continues to grow rapidly, with numerous software vendors, developers and integrators looking to invest substantial resources in this market.

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

•
The adoption of Hadoop is growing rapidly across industries and the world. Organizations are adding it to their IT environments to enable quicker, more nimble and cost-effective processing of Big Data, as well as to archive and store less-used data in more economical storage / infrastructure tiers. Likewise, the demand for data integration and loading solutions that support Hadoop and its technology ecosystem is increasing.

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

•
Cloud computing, which is a target market for Attunity with our data replication software solutions, continues to grow significantly, with numerous software vendors and integrators looking to invest substantial resources in this market.

•
Data continues to have ongoing extensive growth and companies increasingly have a need to deploy, migrate and integrate this data across distributed computing environments and into competent Big Data systems, including Hadoop.

While we believe that these trends will present significant opportunities for us, they also pose significant challenges and risks, including those described under Item 3.D “Risk Factors” above.

In 2016, we intend to continue to invest in expanding our sales and marketing, developing and marketing new solutions and products, such as Attunity Visibility and Attunity Compose, and enhancing existing solutions and products, including support for new partner solutions and markets. We believe that this strategy will enable us to support continued sales growth and enhance market acceptance for our offerings.

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

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, we evaluate our estimates and judgments, including, but not limited to those related to (1) revenue recognition; (2) stock-based compensation; (3) liabilities presented at fair value; (4) provisions for income taxes; (5) business combinations; (6) goodwill; and (7) intangible assets. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Under different assumptions or conditions, actual results may differ from these estimates.

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

With regard to software arrangements involving multiple elements, we allocate revenues to the different elements in the arrangement under the “residual method,” in accordance with ASC No. 985-605, when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all undelivered elements.  Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance, support and professional services) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria have been met. Any discount in the arrangement is allocated to the delivered element.

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

Stock-based Compensation. We account for equity-based compensation in accordance with ASC No. 718, “Compensation – Stock Compensation.” Under the fair value based measurement approach of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably on a straight line basis over the requisite service period. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

The fair value of each RSU is the market value as determined by the closing price of the ordinary share prior to the day of grant.

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

Liabilities Presented at Fair Value. The Plenus Right (see Item 10.C “Material Contracts – Plenus Loan” and Note 7 to our consolidated financial statements) is considered as a derivative and classified as liability in accordance with ASC No. 815-40, “Contracts in Entity’s Own Equity”, or ASC No. 815-40, and is marked to market at each reporting date. As of December 31, 2015 and 2014, the liability associated with the Plenus Right amounted to $719,000 and $906,000, respectively.

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

We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2015 and 2014 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes.

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

Goodwill. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment at least annually, typically on October 31st of each year, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We test goodwill using the two-step goodwill impairment process in accordance with ASC No. 350, “Intangibles-Goodwill and Other”. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step will be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.  During 2015, 2014 and 2013, no impairment of goodwill has been identified.

Intangible assets. Intangible assets consist of core technology, customer relationships and non-competition agreements. Core technology, except for the technology we acquired from Hayes, and non-competition agreements are amortized on a straight-line basis. Core technology acquired from Hayes and customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such assets as compared to the straight-line method. We review intangible assets carrying amount whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2015, 2014 and 2013, no impairment of intangible assets has been identified. See Note 2(g) to our consolidated financial statements for additional information on accounting of intangible assets.

Recently Issued Accounting Pronouncements

For recent accounting pronouncements, see Note 2(u) to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2015, 2014 and 2013, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

On December 18, 2013, we completed the acquisition of Hayes, and on March 18, 2015 we completed the acquisition of Appfluent. As a result of these transactions, the revenues and expenses of Hayes and Appfluent are consolidated with our results of operations starting December 18, 2013 and March 18, 2015, respectively. The assets and liabilities of Hayes and Appfluent are consolidated with our balance sheets as of December 31, 2013 and 2015, respectively.  See Note 3 to our consolidated financial statements included in this annual report.

	Year Ended December 31, (dollars in thousands)
	2015		2014		2013
Software licenses	55%	26,568	56%	20,128	53%	13,364
Maintenance and services	45%	21,600	44%	15,524	47%	11,833
Total Revenues	100%	$48,168	100%	$35,652	100%	$25,197
Operating expenses:
Cost of software licenses	5%	$2,518	2%	$890	3%	$748
Cost of maintenance and services	10%	4,760	7%	2,431	5%	1,384
Research and development	23%	11,139	26%	9,316	31%	7,756
Selling and marketing	57%	27,381	54%	19,136	47%	11,793
General and administrative	10%	4,857	11%	3,944	14%	3,574
Total operating expenses	105%	50,655	100%	35,717	100%	25,255
Operating loss	(5)%	(2,487)	*	(65)	*	(58)
Financial expenses, net	1%	576	3%	893	2%	627
Loss before taxes on income	(6)%	(3,063)	(3)%	(958)	(3)%	(685)
Taxes on income (income tax benefit)	1%	546	2%	734	(* )	(56)
Net loss	(7)%	$(3,609)	(5)%	$(1,692)	(2)%	$(629)

                * Less than 1%

Comparison of Years Ended December 31, 2015, 2014 and 2013

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

The following table provides a breakdown of our revenues by type of revenues, relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2015		2014		2013		Percent change 2015 vs. 2014	Percent change 2014 vs. 2013
Software licenses	$26,568	55%	$20,128	56%	$13,364	53%	32%	51%
Maintenance and services	21,600	45%	15,524	44%	11,833	47%	39%	31%
Total	$48,168	100%	$35,652	100%	$25,197	100%	35%	41%

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues),  relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2015		2014		2013		Percent change 2015 vs. 2014	Percent change 2014 vs. 2013
North America	$36,236	75%	$25,993	74%	$17,529	70%	39%	48%
Europe	7,795	16%	6,085	17%	4,322	17%	28%	41%
Far East	1,930	4%	1,532	4%	1,774	7%	26%	(14)%
Israel	662	2%	817	2%	761	3%	(19)%	7%
Other	1,545	3%	1,225	3%	811	3%	26%	51%
Total	$48,168	100%	$35,652	100%	$25,197	100%	35%	41%

In 2015, our total revenues increased by 35% to approximately $48.2 million, compared with $35.7 million in 2014. Total revenues were comprised of:

•
License revenues that increased by 32% to $26.6 million in 2015, compared with $20.1 million in 2014. The increase in license revenues mainly resulted from (1) revenues from the previously announced strategic technology license agreement with a cloud service provider, (2) revenues from sales of Attunity Visibility (associated with the acquisition of Appfluent in March 2015), and (3) increased demand for our Attunity Replicate solution, including our Attunity Replicate solution for Hadoop; and

•
Maintenance and services revenues that increased by 39% to $21.6 million, compared with $15.5 million in 2014. The increase is primarily due to (1) license revenues generated throughout 2014 that contributed to higher maintenance revenues in 2015, (2) maintenance revenues from Attunity Visibility (associated with the acquisition of Appfluent in March 2015), and (3) an increase in service revenues as larger implementations required additional professional services.

In 2014, our total revenues increased by 42% to approximately $35.7 million, compared to $25.2 million in 2013. Total revenues were comprised of:

•
License revenues that increased by 51% to $20.1 million in 2014, compared to $13.4 million in 2013. The increase in license revenues mainly resulted from (1) increased demand for our Attunity Replicate solution, (2) revenue from sales of Attunity Gold Client Solutions (associated with the acquisition of Hayes in December 2013), (3) strong sales due to improved marketing leads and execution of sales, including increased presence in Europe, (4) additional revenues from one of our OEM partners due to certain royalty adjustments, and (5) revenues from  a strategic technology license agreement with a cloud service provider; and

•
Maintenance and services revenues that increased by 31% to $15.5 million, compared to $11.8 million in 2013. The increase is primarily due to (1) maintenance and service revenues from Attunity Gold Client Solutions (associated with the acquisition of Hayes in December 2013) and (2) an increase in license revenues generated throughout 2013 that contributed to higher maintenance revenues in 2014.

While our revenues increased between 2013 and 2015 primarily in North America (from approximately $17.5 million in 2013 to $36.2 million in 2015) and in the EMEA (Europe, the Middle East and Africa) region (from approximately $4.3 million in 2013 to $7.8 million in 2015), we believe the change in our revenues is primarily related to the aforesaid factors, rather than a specific demand for our products in any region.

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

The following table sets forth a breakdown of our cost of revenues between license and maintenance and services for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2015	2014	2013	Percent change 2015 vs. 2014	Percent change 2014 vs. 2013
Cost of software licenses	$2,518	$890	$748	183%	19%
Cost of maintenance and services	4,760	2,431	1,384	96%	76%
Total	$7,278	$3,321	$2,132	119%	56%

Our cost of revenues increased to approximately $7.3 million in 2015 from approximately $3.3 million in 2014. This increase is mainly due to (1) an increase of employee related compensation of approximately $2.1 million mainly due to an increase in professional services personnel, and (2) an increase of approximately $1.8 million associated with amortization of core technology acquired in connection with our acquisitions of Appfluent, Hayes and BIReady. The headcount of customer support personnel, including professional services personnel, increased from 19 at the end of 2014 to 33 at the end of 2015.

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

Operating Expenses. The following table sets forth a breakdown of our operating expenses (excluding cost of revenues) for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2015	2014	2013	Percent change 2015 vs. 2014	Percent change 2014 vs. 2013
Research and development	$11,139	$9,316	$7,756	20%	20%
Selling and marketing	27,381	19,136	11,793	43%	62%
General and administrative	4,857	3,944	3,574	23%	10%
Total	$43,377	$32,396	$23,123	34%	40%

Research and Development.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs.

Total R&D costs increased by approximately 20% from $9.3 million in 2014 to $11.1 million in 2015. This increase is mainly due to (1) the contribution of Appfluent to our R&D costs of approximately $1.2 million and (2) an increase of approximately $0.6 million in our employee related costs and equity-based compensation. The headcount of R&D personnel increased from 63 at the end of 2014 to 80 at the end of 2015.

Total R&D costs increased by approximately 20% from $7.8 million in 2013 to $9.3 million in 2014. The increase is mainly due to (1) the contribution of Hayes to our R&D costs of approximately $0.8 million and (2) an increase of approximately $0.7 million in our employee related costs and an increase in equity-based compensation. R&D headcount increased from 58 at the end of 2013 to 63 at the end of 2014.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs.

Selling and marketing expenses increased by approximately 43% to $27.4 million in 2015 from $19.1 million in 2014. This increase is primarily due to (1) an increase of approximately $4.8 million in costs related to the expansion of our sales and marketing teams, consistent with our strategy to increase our global footprint, (2) additional investment in marketing activities, such as trade shows, seminars and marketing programs, of approximately $1.1 million to support this expansion, (3) the contribution of Appfluent to our selling and marketing expenses of approximately $2.2 million of additional expenses, (4) an increase of $1.0 million in travel and rent expenses, and (5) an increase in equity-based compensation expenses of approximately $0.8 million. The increase in sales and marketing expenses was partially offset by $2.1 million related to the change in fair value of previously accrued milestone-based contingent payments. Our sales and marketing teams’ headcount increased from 70 employees as of December 31, 2014 to 102 employees as of December 31, 2015.

Selling and marketing expenses increased by approximately 62% to $19.1 million in 2014 from $11.8 million in 2013. This increase is primarily due to (1) an increase of approximately $4.6 million in costs related to the expansion of our sales and marketing teams (from 54 employees as of December 31, 2013 to 70 employees as of December 31, 2014), consistent with our strategy to increase our global footprint, (2) the contribution of Hayes to our selling and marketing expenses of approximately $1.2 million, (3) an increase of $0.8 million in travel and rent expenses, consistent with our strategy to increase our global footprint, and (4) an increase in equity-based compensation expenses of approximately $0.3 million.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for finance, general management and administration personnel, and legal, audit, and other administrative costs.

General and administrative expenses increased by approximately 23% to $4.9 million in 2015 from $3.9 million in 2014. The increase is primarily attributable to (1) an increase in corporate and legal expenses, mainly associated with the acquisition of Appfluent, of approximately $0.6 million and (2) an increase in equity-based compensation expenses of approximately $0.3 million.

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

Operating Loss.  Based on the foregoing, our operating loss increased from $65,000 in 2014 to approximately $2.5 million in 2015. In 2013, we had an operating loss of $58,000.

Financial Expenses, Net. In 2015, we had net financial expenses of $576,000 compared to approximately $893,000 in 2014. This decrease is attributed mainly to a decrease of accretion of contingent obligation related to the acquisition of Hayes which was paid in 2015.

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

Taxes on Income. Taxes on income in 2015 were $546,000, compared with $734,000 in 2014 and to an income tax benefit of $56,000 in 2013. The decrease from 2014 is mainly due to an increase in tax benefit on deferred tax liabilities on intangible assets related to our acquisition of Appfluent, which was partially offset by an increase in the taxable income of our U.S. subsidiaries. The increase between 2013 and 2014 is mainly due to an increase in the taxable income of our U.S. subsidiaries, as we have utilized all U.S. tax loss carryforwards in 2014, which increase was partially offset by a change in deferred tax assets and liabilities with respect to acquired intangible assets.

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

In 2015, the devaluation of the dollar in relation to the NIS decreased the dollar reporting value of our operating expenses by approximately $1.0 million compared with 2014. Since the beginning of 2014, we have been engaged in several currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements. As of December 31, 2015 and 2014, the fair value of our outstanding forward and cylinder contracts amounted to approximately ($62,000) and ($196,000), respectively.

For additional details, see Item 11 “Qualitative and Quantitative Disclosures about Market Risk” below.

B.	Liquidity and Capital Resources

In the past several years, we financed our operations through cash generated by operations, short-term loans and, until mid-2012, also long-term borrowings. In November 2013, we also raised net proceeds of approximately $18.0 million in a public offering of our ordinary shares and, as described below, in July 2015 we also secured a short-term line of credit.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. Cash and cash equivalents are held primarily in dollars and NIS.

Principal Financing Activities

In the past two years, we have engaged in the following principal financing activities:

Credit Line. In July 2015, we secured a short-term line of credit of approximately $5.0 million from an Israeli bank. Draws, if any, under the credit line will bear interest of the monthly LIBOR plus 3.25%. As of December 31, 2015, $430,000 of the line of credit is used by the bank as collateral to secure the Company's obligations under the office lease agreement. To secure the credit line, we agreed, among other things, to grant the bank a first priority floating charge on all of our assets.  We refer to the agreements relating to such charges as the “Security Agreements”. The Security Agreements contain various restrictive covenants, including limitations on our ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase our shares, and subject to specified exceptions, a negative pledge on the assets of some of our subsidiaries.

Working Capital and Cash Flows

As of December 31, 2015, we had $12.5 million in cash and cash equivalents, compared with $19.4 million in cash and cash equivalents (including restricted cash of $0.4 million) as of December 31, 2014. The decrease is mainly attributable to the acquisition of Appfluent in March 2015, which was partially offset by an increase in cash flows we generated from operations.

As of December 31, 2015 and 2014, we did not have any debt to a third party. As of December 31, 2015, our working capital amounted to $0.2 million, compared to $11.4 million as of December 31, 2014. The decrease is primarily due to a $10.4 million cash payment made in connection with our acquisition of Appfluent in March 2015.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands):

	2015	2014	2013
Net cash provided by operating activities	$4,920	$3,091	$262
Net cash used in investing activities	(10,597)	(1,624)	(4,826)
Net cash provided by (used in) financing activities	(672)	1,009	17,322

In the past three years, we used a significant portion of our cash for acquisitions. In 2015, 2014 and 2013, we paid a total of approximately $12.5 million, $0.7 million and $4.2 million, respectively, as cash consideration (including contingent consideration paid during these years, but excluding consideration payable in ordinary shares) for this purpose (namely, the acquisitions of Appfluent, BIReady, Hayes and RepliWeb described elsewhere in this annual report).

Net cash provided by operating activities was approximately $4.9 million in 2015, compared with approximately $3.1 million in 2014 and $0.3 million in 2013. The increase from 2014 to 2015 is mainly due to (1) $2.3 million increase in net cash inflow from trade receivables, and (2) $1.1 million decrease in net cash outflow from employees and payroll accruals, which were partially offset by a $1.6 million increase in net cash outflow from accrued expenses and from other accounts receivable and prepaid expenses. The increase from 2013 to 2014 is mainly due to (1) $1.7 million increase in net cash inflow from deferred revenues and (2) $1.0 million decrease in net cash outflow from accrued expenses, which were partially offset by a $0.3 million increase in net cash outflow from trade payables.

Net cash used in investing activities in 2015 was approximately $10.6 million, compared to $1.6 million in 2014 and $4.8 million in 2013. The increase from 2015 and 2014 is mainly attributable to $10.4 million of cash paid in connection with the acquisition of Appfluent in March 2015. The change between 2014 and 2013 is mainly attributable to $4.2 million of cash paid in connection with the acquisition of Hayes in December 2013.

Net cash used in financing activities in 2015 was approximately $0.7 million, compared to net cash provided by financing activities in 2014 and 2013 of $1.0 million and $17.3 million, respectively. The increase between 2015 and 2014 is mainly attributable to the earn-out payment to Hayes' former shareholders in the amount of $2.1 million in April 2015. The decrease between 2014 and 2013 is attributable mainly to $18.0 million raised in the public offering we conducted during 2013.

Principal Capital Expenditure and Divestitures

During 2015, our capital expenditures totaled approximately $625,000 (compared to $446,000 during 2014 and $663,000 during 2013), most of which were used for the purchase of computer equipment and software. Other than future capital expenditures in connection with the purchase of computers and licensee software and consistent with the amounts described in 2015, we have no significant capital expenditures in progress. We did not affect any principal divestitures in the past three years.

Outlook

Currently, our principal commitments consist of liability for the contingent payment due to Hayes' former shareholders in the amount of up to $2.1 million (presented in our consolidated financial statements at present value of approximately $ 1.9 million), which, if earned, is generally payable in April 2016 (we expect to make payment of approximately $1.9 million in April 2016). We currently do not foresee that any contingent payment will be due to Appfluent's former shareholders. See also Item 5.F “Tabular Disclosure of Contractual Obligations.”

In light of our cash balances and other factors, including our ability to generate cash from operations, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than the next 12 months.

C.	Research and Development, Patents and Licenses, etc.

The software industry is characterized by rapid product changes resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation.  We, through our R&D and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases.  R&D activities for all products principally take place in Israel, Illinois and Maryland. As of December 31, 2015, we employed 80 persons in R&D compared to 63 persons as of December 31, 2014.

We have committed substantial financial resources to our R&D efforts. During 2015, 2014 and 2013, our R&D expenditures were approximately $11.1 million, $9.3 million and $7.8 million, respectively.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2015:

Contractual Obligations	Payments due by period (dollars in thousands)
	Total	Less than 1 year*	1-3 Years	3-5 Years	More than 5 Years
Severance pay obligation (1)	1,233	--	--	--	--
Operating lease obligations (2)	4,141	1,753	2,211	177	--
Contingent payment obligations (3)	2,234	1,980	254	--	--
Total (4)	$7,608	$3,733	$2,465	$177	$-

* For 2016

(1)
Severance payments of $4,746,000 are payable only upon termination, retirement or death of the respective employee. Of this amount, $1,233,000 is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(r) to our consolidated financial statements included elsewhere in this annual report.

(2)	Includes rent expenses of approximately $3,880,000 related to our leased facilities for the next five years.

(3)
Includes: (a) the fair value of contingent payment of $1,942,000 payable in April 2016 to former Hayes shareholders and (b) the fair value of contingent payment of up to EUR 300,000 (approximately $326,400) in the aggregate, payable in April 2016 and April 2017 to BIReady or its successors. Excludes €200,000, which reflects the fair value of ordinary shares, which were held back by the Company and were issued to BIReady’s successors in March 2016.

(4)
As of December 31, 2015, these figures exclude (1) $191,000 for an accrual for uncertain income tax position under ASC No. 740, “Income Taxes,” because we are unable to reasonably estimate the ultimate amount or timing of settlement of this amount (see Note 11(f) of our consolidated financial statements included elsewhere in this annual report), and (2) $719,000 for liabilities presented at fair value associated with the Plenus Right because we are unable to reasonably estimate the ultimate amount of, or timing of payment for, such Plenus Right (see Note 7 of our consolidated financial statements included elsewhere in this annual report).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following lists the name, age, principal position and a biographical description of each of our current directors and senior management.

Name	Age	Director Since	Position with the Company
Shimon Alon	66	2004	Chief Executive Officer and Chairman of the Board of Directors
Dror Harel-Elkayam	48	- -	Chief Financial Officer and Secretary
Mel Passarelli	59	- -	Executive Vice President, North American Operations
Erez Zeevi	50	- -	Executive Vice President, Research and Development and Worldwide Support
Paul Kelly	62	- -	Executive Vice President of Sales, EMEA Operations
Dov Biran	63	2003	Director
Dan Falk (1) (2)	71	2002	Director
Tali Alush-Aben (1) (2)	52	2008	Outside Director
Ron Zuckerman	58	2004	Director
Gil Weiser (1) (2)	74	2010	Outside Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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

Mel Passarelli was appointed Vice President, North American Operations in April 2007 and as Executive Vice President, North American Operations, in April 2015. From 2005 until 2007, he served as Vice President, Worldwide Sales in Vistagy, Inc. (now a part of Siemens). Prior to Vistagy, Mr. Passarelli served in senior management roles at Artisoft Inc., Omtool Ltd. and Intergraph Corporation (now part of Hexagon). Mr. Passarelli holds a B.A. degree in economics and political science and an M.B.A. degree in marketing and finance, both from the State University of New York in Buffalo. He also holds a J.D. from Suffolk University School of Law in Boston.

Erez Zeevi was appointed as our Vice President, Research and Development and Worldwide Support in March 2009 and as Executive Vice President, Research and Development and Worldwide Support in April 2015. From January 2006 until March 2009, he served as our Director of Research and Development. Mr. Zeevi joined Attunity in 1993 and has served in various positions associated with our Research and Development activities. He holds a B.Sc. degree in software engineering from the Technion, Israel Institute of Technology in Haifa.

Paul Kelly was appointed as our Vice President of Sales, EMEA Operations in September 2013 and as our Executive Vice President of Sales, EMEA Operations, in April 2015. From 2009 until 2013, he served as Vice President of Worldwide Sales in Aria Networks Ltd. Prior to Aria Networks, Mr. Kelly served in senior management roles at Macro 4 plc, Quadstone Ltd. and Portal Software Inc. (now a part of Oracle). Mr. Kelly holds Upper 2nd Class degree in Engineering Science from Warwick University.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a Director of Attunity. Dr. Biran is the founder and the Chief Executive Officer of Fitango Health, Inc. Prior thereto, Dr. Biran was the founder and President of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies Ltd., Chief Information Officer of Dubek Ltd. and an officer in the computer unit of the Israeli Defense Forces. He also served as a Professor of entrepreneurship and computers at Babson College, Northeastern University and Tel Aviv University. Dr. Biran holds a B.Sc., M.B.A., and a Ph.D. degrees in computers from Tel Aviv University.

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd., and Ormat Technologies, Inc., and the Chairman of the Board of Directors of AVT-Advanced Vision Technology Ltd. He holds a B.A. degree in economics and political science and an M.B.A. degree, both from the Hebrew University, Jerusalem.

Tali Alush-Aben has been an outside director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies. Prior to joining Gemini, she served as Marketing Director of RadView Ltd., then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben is also a member of the board of directors of Vizrt Ltd. She holds a B.Sc. degree in mathematics and computer science and an M.B.A. degree, both from Tel-Aviv University.

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

Gil Weiser has been an outside director since December 2010. Mr. Weiser currently serves as a director of several companies, including as the Chairman of BG Technologies Ltd. He has more than 25 years of experience in management and operations, with executive posts at corporate, academic and financial entities. He served as the Chief Executive Officer of Orsus Solutions Ltd. from August 2006 to June 2010, and as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation from 1995 to 2000. From 1993 until 1995, he served as President and Chief Executive Officer of Fibronics International Inc. and as Chief Executive Officer of Digital (DEC Israel) from 1978 to 1993. He also served as a director of the Tel Aviv Stock Exchange from 2002 to 2004 and as Chairman of the Multinational Companies Forum. Mr. Weiser holds a B.Sc. degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

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

Messrs. Alon, Biran, Falk and Zuckerman will serve as directors until our annual general meeting of shareholders in 2016. Ms. Alush-Aben was re-elected as an outside director in December 2014 for an additional three-year term. Mr. Weiser was re-elected as an outside director in December 2013 for an additional three-year term.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist Attunity to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In December 2013, our shareholders approved the compensation policy for our executive officers and directors, or the Compensation Policy, and, in December 2015, our shareholders approved a modification to the Compensation Policy with respect to the insurance coverage of our directors and officers. The Compensation Policy was designed to correlate executive compensation with Attunity’s objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2015 - All directors and executive officers as a group, consisting of 10 persons for the year ended December 31, 2015	$1,921,000	$318,000
2014 - All directors and executive officers as a group, consisting of 9 persons for the year ended December 31, 2014	$1,522,000	$236,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2015, we granted to our directors and officers listed in Item 6A above:

•
options to purchase, in the aggregate, 129,265 ordinary shares at a weighted average exercise price per share of $12.42. The options, which vest over a period of three years after the grant date, expire in 2021. The weighted average fair value of these options as of the grant date was $3.92 per option; and

•
74,000 ordinary shares issuable upon the vesting of outstanding RSUs, which vest over a period of three years after the grant date. The weighted average fair value of these RSUs as of the grant date was $14.68 per RSU.

For a discussion of the accounting method and assumptions used in valuation of such options and RSUs, see Note 10 to our consolidated financial statements included elsewhere in this annual report. See also “Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Equity Incentive Plans” below.

Individual Compensation of Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated "office holders" during or with respect to the year ended December 31, 2015. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015.

Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)		Equity-Based Compensation (4)		All Other Compensation (5)		Total
	(US$ in thousands)
Shimon Alon, Chairman of the Board and Chief Executive Officer	334	161	(6)	354	(7)	171	(8)	1,020
Frank Gelbart, Vice President of Visibility Business	186	425		297		59		967
Paul Kelly, Executive Vice President of Sales EMEA	190	193		117		102		602
Mel Passarelli, Executive Vice President North American Operations	194	202		105		61		562
Itamar Ankorion, Executive Vice President of Business Development	168	193		99		58		518

*
Since all or part of the compensation may be denominated in currencies other than the dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations. In particular, for purposes of this table, cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.88 per $1.00 and of GBP 1.53 per $1.00, which reflect the average applicable conversion rates for 2015.

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)	Reflects the annual gross salary of the Covered Executive, other than Mr. Gelbart (period starting in March 2015).

(3)
Amounts reported in this column represent annual bonuses, including sales commissions, granted to the Covered Executives based on formulas set forth in their respective employment agreements. Consistent with our Compensation Policy, such bonuses are based upon (i) for the CEO – see footnote 6 below; (ii) for the other executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, as well as, in appropriate circumstances, other measurable criteria, and in any event, not to exceed the amount of 250% of annual base salary of such executive; and (iii) with respect to Mr. Gelbart, a retention bonus program (payable in cash and ordinary shares) adopted in connection with the acquisition of Appfluent.

(4)
Amounts reported in this column represent the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 10c to our consolidated financial statements. All of the awards were in the form of stock options (which expire six years after the grant date), RSUs or ordinary shares, and were made pursuant to one of our equity incentive plans.

(5)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (“keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments and other benefits and perquisites consistent with Attunity’s guidelines. Unless otherwise indicated herein, all Covered Executives in Israel are entitled (including by virtue of Israeli labor laws), among other things, to (i) a company car and all related expenses, except related taxes; (ii) Company contributions for the benefit of the Covered Executive to (a) our Managers Insurance Policy in the amount of 15.33% of the Covered Executive gross salary (a portion of which is for severance pay, to which the Covered Executive would be entitled), and (b) our Education Fund in the amount of 7.5% of the Covered Executive’s gross salary; (iii) up to 23 days paid vacation per year (iv) up to 10 days recreation (“Havra’a”) payment a year in an amount normally paid by our Company in accordance with applicable law; (v) a notice period of up to three months prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (vi) certain benefits in connection with a change of control of the Company, such as accelerated vesting of stock options and/or extended period of up to six months of termination.

(6)
Consistent with our Compensation Policy, and as approved by our shareholders in December 2014 and December 2015, (i) for the year 2015, Mr. Alon was entitled to an annual bonus that will not exceed the NIS equivalent of approximately $225,000 gross (for 100% achievement of the applicable metric) or approximately $315,000 (for overachievement of 120% or more), and (ii) for each of the years 2016, 2017 and  2018, Mr. Alon will be entitled to an annual bonus that will not exceed the NIS equivalent of approximately $225,000 gross (for 100% achievement of the applicable metric) or approximately $315,000 (for overachievement of 120% or more). In general, the annual bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestones and criteria for the annual bonus for the years 2015 through 2018, consist of several performance metrics (namely, annual revenue and profitability metrics), which are tied to our annual budget for the applicable year and are subject to target thresholds within each metric and ranges of bonus payout.

(7)
As approved by our shareholders, Mr. Alon is entitled, on the date of the annual meeting of shareholders for each of 2013, 2014 and 2015, to a grant of options to purchase a number of ordinary shares equal to 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1st of each year, at an exercise price equal to the average market price of the shares in the 30 trading days prior to the applicable grant date. The fair market value of the proposed grant, as measured on the date of the grant, based on Black-Scholes model, may not exceed the NIS equivalent of approximately $1,013,000, or the Cap, which is the equivalent of three times Mr. Alon’s annual base salary per year of vesting, on a linear basis. (i.e., if the fair market value on the applicable grant date exceeds the Cap per year, the number of options will be reduced so that it does not exceed the Cap). Consistent with the foregoing, on December 26, 2013, December 30, 2014 and December 30, 2015, we granted Mr. Alon options to purchase 93,338 ordinary shares at an exercise price equal to $8.55 per share, 119,185 ordinary shares at an exercise price equal to $9.87 per share, and 129,265 ordinary shares at an exercise price equal to $12.42 per share, respectively. One third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events, in accordance with Mr. Alon’s employment agreement.

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

Compensation of Non-Employee Directors

Our non-employee directors, including outside directors, receive an annual fee of $15,000 and attendance fees of NIS 1,650 per meeting (equivalent to approximately $430 per meeting attended, linked to the Israeli Consumer Price Index, or CPI).

According to the Compensation Policy, non-employee directors may be granted equity based compensation which shall vest over a period of at least three years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000 for each director. Consistent with the Compensation Policy, each of our non-employee directors who may serve from time to time, including our outside directors, will be granted options, as follows:

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

Change of Control Arrangements

Some of our executive officers as well as certain additional key employees are entitled to (1) accelerated vesting of the ordinary shares subject to outstanding options granted to them in connection with a change in control of the Company and (2) an extended period of up to six months of termination notice in connection with a termination of employment within one year following a change in control of the Company.

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

Approval of Office Holder Compensation. Pursuant to the Companies Law, every Israeli public company, such as Attunity, must adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In December 2013, our shareholders approved the Compensation Policy.

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law, including exculpation from the duty of care, by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. We also currently maintain directors and officers liability insurance with an aggregate coverage limit of $20 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $130,000.

D.       Employees

The following table details certain data on the workforce of Attunity and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2015	2014	2013
Numbers of employees by geographic location
United States	109	67	53
Israel	89	75	70
Europe	23	15	8
Other	5	5	5
Total workforce	226	162	136
Numbers of employees by category of activity
Research and development	80	63	58
Sales and marketing	102	70	54
Product and customer support (including professional services)	33	19	14
Management and administrative	11	10	10
Total workforce	226	162	136

The overall increase in our workforce, from 162 employees in 2014 to 226 employees in 2015, was primarily due to the continued expansion of our sales and marketing personnel and of our professional services team as part of our strategy to increase our global footprint and the addition of personnel associated with the acquisition of Appfluent in March 2015. The overall increase in our workforce, from 136 employees in 2013 to 162 employees in 2014, was primarily due to the expansion of our sales and marketing personnel and of our professional services team as part of our strategy to increase our global footprint.

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

Our employees are not represented by labor unions.  Nevertheless, with respect to our employees in Israel, certain provisions of the collective bargaining agreements between the ‘Histadrut’ (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) may be applicable to our employees by virtue of an order of the Israeli Ministry of Labor.  These provisions concern mainly the length of the workday, minimum daily wages, insurance for work-related accidents, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.  In 2015, payments to the National Insurance Institute amounted to approximately 11.13% of wages, of which approximately two thirds was contributed by employees with the balance contributed by the employer.

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

In 2003, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which stock options may be granted to employees employed by us or by our affiliates, to permit our Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2003 Plan had a term of ten years and expired in December 2013, although we still have outstanding options under this plan.

In 2012, we adopted the 2012 Stock Incentive Plan, or the 2012 Plan, under which stock options, RSUs and other equity-based awards may be granted to employees, officers, directors and consultants of our Company and our subsidiaries. The 2012 Plan has a term of ten years and will terminate in December 2022.

Each of these equity incentive plans, to which we refer as the Equity Plans, are administered by our compensation committee. Subject to the Equity Plans and applicable law, our compensation committee has the authority to make all determinations deemed necessary or advisable for the administration of such plans, including to whom equity awards may be granted, the time and the extent to which these awards may be exercised, the exercise or purchase price of shares covered by each option or other award, the type of awards and how to interpret such plans. Among others, the compensation committee has the authority to provide for, or, where applicable, recommend for approval by the Board of Directors, accelerated vesting of the ordinary shares subject to outstanding awards. See also Item 6.B – “Change of Control Arrangements.”

             The number of shares reserved for issuance under all of the Equity Plans is currently 4,010,890 ordinary shares. Any options, RSUs or similar awards which are canceled or forfeited before expiration become available for future grants. As of March 28, 2016, 48,286 ordinary shares remain available for grant of awards under the Equity Plans.

Grants in 2015

In 2015, we granted (1) options exercisable into 559,745 ordinary shares under the Equity Plans (compared to options exercisable into 810,185 ordinary shares that we granted in 2014), and (2) 226,970 ordinary shares issuable upon the vesting of RSUs (no RSUs were granted during 2014).

Total Outstanding Options and RSUs

The following table sets forth, as of December 31, 2015, the number of options outstanding under our Equity Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options	Range of exercise price	Weighted average remaining contractual life (in years)
477,390	$1.48 - $5.85	1.8
476,723	$7.29-$9.87	4.49
653,209	$10.03 - $11.38	4.57
367,640	$12.42 - $14.68	5.09
Total: 1,974,962 (*)		3.98

(*) Includes 964,131 options that are vested and exercisable as of December 31, 2015.

The following table sets forth, as of December 31, 2015, the number of RSUs outstanding under our Equity Plans and their respective weighted average grant date fair value:

RSUs	Number	Weighted average grant date fair value
Outstanding at beginning of the year	- -	- -
Granted	226,970	$14.68
Vested	-	-
Forfeited	(2,100)	$14.68
Outstanding at end of the year	224,870	$14.68

For additional details and a discussion of the accounting method and assumptions used in valuation of such options and RSUs, see Note 10 to our consolidated financial statements included elsewhere in this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, to our knowledge, as of March 28, 2016 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,564,371	(3)	9.38%
Unterberg Capital, LLC	853,906	(4)	5.18%
Ron Zuckerman	827,561	(5)(6)	5.01%
Directors and officers as a group (consisting of 10 persons)*	2,925,570	(7)	17.27%

*	Except for Messrs. Alon and Zuckerman, all of our directors and executive officers beneficially own less than 1% of our outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 16,489,464 shares issued and outstanding as of March 28, 2016. This figure of outstanding ordinary shares (i) excludes 222,070 ordinary shares issuable upon the vesting of RSUs and (ii) excludes employee stock options to purchase an aggregate of 1,979,232 ordinary shares at a weighted average exercise price of approximately $9.04 per share, with the latest expiration date of these options being January 24, 2022 (of which, options to purchase 1,027,384 of our ordinary shares were exercisable as of March 28, 2016).

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,369,709 ordinary shares; and (ii) 194,662 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.80 to $9.87 per ordinary share. These options expire between December 30, 2016 and December 30, 2020. The business address of Mr. Alon is c/o Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

(4)
This information is based solely on information provided in the Schedule 13G filed with the SEC on January 14, 2016 by Unterberg Capital, LLC, a Delaware limited liability company; Unterberg Koller Capital Fund LP, a Delaware limited partnership; and Messrs. Thomas I. Unterberg and Ross A. Koller, who are United States citizens. The business address of Unterberg Capital, LLC and the other reporting person is 445 Park Ave, Room 901, New York, NY 10022.

(5)
Mr. Zuckerman is a member of our Board. Includes (i) 800,894 ordinary shares; and (ii) 26,667 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.94 to $9.87 per ordinary share. These options expire between December 22, 2017 and December 30, 2020. Excludes the Bonale Shares (see footnote 6 below). The business address of Mr. Zuckerman is c/o Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

(6)
Based on an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012, or the Zuckerman Schedule 13D, Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 420,725 ordinary shares, which represent approximately 2.55% of our outstanding ordinary shares, or the Bonale Shares. According to the Zuckerman Schedule 13D, Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(7)
Includes (i) 2,469,960 ordinary shares; (ii) 430,944 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $2.76 to $11.32 per ordinary share. These options expire between December 30, 2016 and December 30, 2020; and (iii) 24,666 ordinary shares issuable upon the vesting of RSUs.

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

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•
On February 17, 2015, Diker GP and related persons filed a Schedule 13G with the SEC, whereby they reported that they are the beneficial owners of 1,142,095 ordinary shares, representing 6.93% of our outstanding ordinary shares as of March 28, 2016. On February 3, 2016, Diker GP and related persons filed an amended Schedule 13G with the SEC, whereby they reported that they do not beneficially own any of our ordinary shares.

•
On January 14, 2016, Unterberg Capital, LLC and related persons filed a Schedule 13G with the SEC, whereby they reported that they are the beneficial owners of 853,906 ordinary shares, representing 5.18% of our outstanding ordinary shares as of March 1, 2016.

•	The following table sets forth the beneficial ownership of our ordinary shares by Mr. Alon and Mr. Zuckerman as of March 1, 2013 and March 28, 2016:

	Beneficial Ownership (March 1, 2013)*			Beneficial Ownership (March 28, 2016)**
	Number of Ordinary Shares Beneficially Owned		Percentage	Number of Ordinary Shares Beneficially Owned		Percentage
Shimon Alon	1,568,994	(1)	13.49%	1,564,371	(2)	9.38%
Ron Zuckerman	810,060	(3)	7.32%	827,561	(4)	5.01%

* For details regarding the manner in which we calculate beneficial ownership, see footnote 1 to the table under Item 7A above. The percentages shown are based on 10,987,363 shares issued and outstanding as of January 1, 2013.

** For details regarding the manner in which we calculate beneficial ownership, see footnote 1 to the table under Item 7A above. The percentages shown are based on 16,489,464 shares issued and outstanding as of March 28, 2016.

(1)
Includes (i) 921,812 ordinary shares; (ii) 27,600 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.48 per ordinary share; (iii) 250,297 ordinary shares which were issuable upon exercise of warrants issued in May 2009, exercisable at an exercise price of $0.48 per ordinary share; (iv) 19,703 ordinary shares which were issuable upon exercise of warrants (issued in connection with our 2009 rights offering) at an exercise price of $0.48 per ordinary share; and (v) 349,582 ordinary shares which were issuable upon exercise of stock options at exercise prices ranging from $1.00 to $9.68 per ordinary share. These options expire between December 31, 2013 and December 22, 2017.

(2)	See footnote 3 to the table under Item 7A above.

(3)
Includes (i) 733,591 ordinary shares; (ii) 27,600 ordinary shares which were issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.48 per ordinary share; (iii) 19,703 ordinary shares which were issuable upon exercise of warrants (issued in connection with our 2009 rights offering) at an exercise price of $0.48 per ordinary share; and (iv) 29,166 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.32 to $9.68 per ordinary share. These options expire between December 31, 2013 and December 22, 2017.

(4)	See footnote 4 to the table under Item 7A above.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 28, 2016, there were 53 holders of record of our ordinary shares, of which 35 record holders, holding approximately 90.9% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 86% of our outstanding ordinary shares as of said date).

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

Export Sales

In the year ended December 31, 2015, the amount of our export sales (i.e., sales outside Israel) was approximately $47.5 million, which represents 98.6% of our total sales.

Legal Proceedings

We are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability. However, we have been in the past, and may be from time to time in the future, named as a defendant in certain routine litigation incidental to our business.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2015.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Share Price Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the Over-The-Counter Bulletin Board, or OTCBB, through July 25, 2012, and, starting July 26, 2012, on the NASDAQ Capital Market:

Year	High	Low
2011	$3.56	$1.56
2012	$9.75	$2.36
2013	$11.22	$4.42
2014	$12.00	$5.83
2015	$16.25	$8.75

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the NASDAQ Capital Market:

	High	Low
2014
First Quarter	$12.00	$9.00
Second Quarter	$11.35	$7.59
Third Quarter	$8.25	$5.83
Fourth Quarter	$11.21	$6.54
2015
First Quarter	$10.94	$8.75
Second Quarter	$14.20	$9.22
Third Quarter	$16.25	$11.92
Fourth Quarter	$14.25	$10.83
2016
First Quarter (through March 30, 2016)	$12.52	$5.47

Monthly Share Price Information

The following table sets forth, for each of the most recent last six months, the range of high and low sale prices, as applicable, of our ordinary shares on the NASDAQ Capital Market:

Month	High	Low
September 2015	$14.89	$12.35
October 2015	$13.68	$11.01
November 2015	$14.13	$11.40
December 2015	$14.25	$10.83
January 2016	$12.52	$5.47
February 2016	$7.70	$5.70
March 2016 (through March 30, 2016)	$7.91	$6.66

On March 30, 2016, the last reported closing sale price of our ordinary shares on the NASDAQ Capital Market was $7.35 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Pursuant to the Merger Agreement, we have acquired all of the outstanding shares of Appfluent by way of a merger, with Merger Sub 2 continuing as the surviving entity and an indirect wholly owned subsidiary of us. Under the Merger Agreement, the total consideration is composed of:

•
$10.95 million (subject to working capital adjustments) payable in cash at the closing of the Merger Agreement, or the Closing, of which $1.1 million will be held in escrow for one year following the Closing, or the Escrow Amount, which has recently been released;

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

o
For 2015 - if the revenues we recognize from sales of Appfluent products in the period between the Closing and December 31, 2015, or the 2015 Revenues, are at least $7.8 million, or the 2015 Target, we will be required to pay additional consideration equal to three (3) times the excess of the 2015 Revenues over the 2015 Target. No payment was due in respect of this milestone-based contingent payment.

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

•
At Closing, we entered into a registration rights agreement with certain Appfluent stockholders, whereby we have undertaken to file up to two Form F-3 registration statements to allow the holders of the Closing Shares and Holdback Shares (as well as the Earnout Shares, if any) to freely resell such shares under the Securities Act, subject to the “lock-up” undertaking described below. In addition, certain principal Appfluent stockholders who are “accredited investors” will be entitled to piggyback registration rights for a period of six months following the Closing; and

•
The Closing Shares will be subject to a “lock-up” for nine months following the Closing, whereby, commencing three months after the Closing, only one third of such shares may be sold in each three-month period.

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

Acquisition of Hayes

On December 18, 2013, we and Buyer entered into a Share Purchase Agreement, or the Purchase Agreement, with Hayes, the shareholders of Hayes, or the Sellers, and one of the Sellers, as the Shareholders’ Representative.

Pursuant to the Purchase Agreement, we acquired all of the outstanding shares of Hayes, with Hayes continuing after the closing as an indirect wholly owned subsidiary of us. Under the Purchase Agreement, the total consideration is composed of:

•	$4.5 million in cash, paid at the closing;

•
$1.65 million, which are payable in 185,000 ordinary shares of the Company (to which we refer as the “Closing Share Consideration”). 123,500 of these ordinary shares were subject to a six-month “lock-up” period that ended on June 17, 2014, during which period they could not be sold or otherwise disposed, subject to certain exceptions. The balance of 61,500 shares were held-back for one year to secure indemnity claims and were issued on December 17, 2014; and

•
Two milestone-based contingent payments of up to, in the aggregate, $4.2 million payable in cash (with option of Sellers to receive up to 50% of such amount in ordinary shares of the Company) which, if earned, are generally payable during April 2015 and April 2016. In April 2015 we paid $2.1 million in cash for the first milestone-based payment. We expect to pay in April 2016 approximately $1.9 million for the second milestone-based payment.

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

Microsoft OEM Agreement (CDC)

In December 2010, we entered into an OEM agreement, or the OEM Agreement, with Microsoft. Pursuant to the OEM Agreement, which had an initial term of five (5) years, we agreed to customize and integrate our CDC software into Microsoft’s next version of SQL Server and to provide Microsoft with the associated maintenance services. Global in scope, the OEM Agreement also covers resellers, developers and distributors of Microsoft’s SQL Server. In October 2015, we extended the OEM Agreement by one additional year.

The overall value over the initial term of the OEM Agreement was nearly $7 million for both the license and maintenance. Pursuant to the OEM Agreement, Microsoft is entitled to a right of first offer, whereby we are required to notify Microsoft in the event that we wish to sell the Company or sell or grant an exclusive license of the technology underlying the CDC product and, if the offer is accepted by Microsoft, negotiate such transaction with Microsoft, or, if rejected by Microsoft, we may enter into such transaction with a third party only on substantially the same or more favorable terms than the initial offer made by us to Microsoft. Microsoft is also entitled to terminate the OEM Agreement under certain circumstances, including upon a change of control of the Company.

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

General Corporate Tax Structure

Israeli companies are subject to “corporate tax” on their taxable income at the rate of 26.5% for the 2015 tax year. On January 5, 2016 the Israeli parliament approved the reduction of the corporate tax rate by 1.5% to 25%, starting from January 1, 2016. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident and located in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity in Israel.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force, or the TP Regs. Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year, which equated to NIS 810,720 in the 2015 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

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

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the NASDAQ Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom.  Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

Seventy five percent (75%) or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (we refer to this as the “Income Test”); or

At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (we refer to this as the “Asset Test”).

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

We believe that we were not a PFIC for any of our 2008 through 2015 taxable years. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we are not or will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Under the Hiring Incentives to Restore Employment Act of 2010, or the HIRE Act, some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after June 30, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our ordinary shares. See “—Non-U.S. Holders of Ordinary Shares.”

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after June 30, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the SEC.

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

As of December 31, 2015, we had cash and cash equivalents of approximately $12.5 million. As of that date, most of such cash and cash equivalents were held in dollars and NIS. The majority of our cash and cash equivalents are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured.

Interest Rate Risk

Our exposure to market risk for changes in interest rates is immaterial primarily because our cash and cash equivalents are mostly deposited in short-term deposits and we do not have any material borrowings.

Our cash and cash equivalents are held substantially in NIS and in dollars. We place our cash and cash equivalents with major financial banks.

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

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations.  Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Asia Pacific.  As a result, these sales and related expenses are denominated in currencies other than the dollar.  Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and those other currencies. In addition, a significant portion of our operating costs are incurred in NIS.  In the past several years, the NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. However, in 2014, with the devaluation of NIS against the dollar, the dollar cost of our Israeli operations decreased.

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the dollar against the most significant currencies for our business, i.e., the NIS, the GBP and the Euro; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2011	2012	2013	2014	2015
NIS	7.7%	(1.3)%	(6.4)%	12.2%	0.3%
Euro	4.2%	(0.4)%	(3.2)%	13.3%	(10.4)%
GBP	7.3%	2.5%	(7.5)%	6.2%	(4.9)%
Israeli Consumer Price Index	2.2%	1.6%	1.83%	(0.2)%	(1.0)%

Our operating results may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, predominantly the NIS.  In 2015, the devaluation of the NIS in relation to the dollar decreased the dollar reporting value of our operating expenses by approximately $1.0 million for that year. In 2014, the devaluation of the NIS in relation to the dollar decreased the dollar reporting value of our operating expenses by approximately $0.1 million for that year. By contrast, in 2013, the revaluation of the NIS in relation to the dollar increased the dollar reporting value of our operating expenses by approximately $0.7 million for that year. Other than that, foreign currency fluctuations did not have a material impact on our financial results in the past three years.

A devaluation of the NIS in relation to the dollar, as was the case in 2015 and 2014, has the effect of decreasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  For example, an increase of 10% in the value of the NIS relative to the dollar in 2015 would have resulted in a decrease in the dollar reporting value of our operating expenses of approximately $1.1 million for that year. A revaluation of the NIS relative to the dollar also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

During 2015, we engaged in currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements and we may enter into similar transactions in the future. As of December 31, 2015, we had outstanding currency forwards and options in the total amount of approximately $6.5 million to hedge portions of our forecasted expenses denominated in NIS. These forwards and options expire in various dates until October 2016. However, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

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

None.

ITEM 15.                   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer and our chief financial officer, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our chief executive officer and chief financial officer as of December 31, 2015. Based upon that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures are effective as of December 31, 2015.

Management’s Annual Report on Internal Control Over Financial Reporting

We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on such evaluation, our management, including our chief executive officer and chief financial officer, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of December 31, 2015 is effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015, has been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or EY, an independent registered public accounting firm who audited and reported on the consolidated financial statements of the Company for the year ended December 31, 2015.

This annual report includes an attestation report of EY, our registered public accounting firm, regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held on December 30, 2015, our shareholders approved the reappointment of EY as our independent registered public accounting firm until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by EY and the percentage of each of the fees out of the total amount paid to them:

	Year Ended December 31,
	2014		2015
Services Rendered	Fees (in US dollars)	Percentages	Fees (in US dollars)	Percentages

Audit Fees (1)	$231,687	87%	$257,000	62%
Audit-Related Fees (2)	-	-	25,000	6%
Tax Fees (3)	33,570	13%	120,700	29%
All Other Fees (4)	-	-	14,200	3%

Total	$265,257	100%	$416,900	100%

(1)
Audit fees consist of fees for professional services rendered by our principal accountant for the audit of our consolidated annual financial statements, including the audit of our internal control over financial reporting, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees relate to assurance and associated services performed by EY, including in connection with due diligence investigations.

(3)	Tax fees relate to services performed by the tax division of EY for tax compliance, planning and advice, including a transfer pricing study and other tax services associated with acquisitions.

(4)	Other fees relate to advisory services performed by EY in connection with employee benefits.

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

The NASDAQ rules (namely, NASDAQ Listing Rule 5635(c)) also require shareholder approval of stock option plans and other equity compensation arrangements available to officers, directors or employees and any material amendments thereto. We have decided to follow home country practice in lieu of obtaining shareholder approval for our current or future equity incentive plans.  However, subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of equity incentive awards to directors, chief executive officer and controlling shareholders or plans that require shareholder approval for other reasons.

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

4.6	Form of Indemnification Letter (9)
4.7	Change Data Capture OEM Agreement, dated as of December 14, 2010, by and between Attunity Inc. and Microsoft Corporation (10)
4.8	2012 Stock Incentive Plan (11)
4.9	Compensation Policy for Executive Officers and Directors, as amended *
4.10	Share Purchase Agreement, dated as of December 18, 2013, by and among the Registrant, Attunity Inc., Hayes Technology Group, Inc., and the other persons named therein (13)
4.11	Agreement and Plan of Merger, dated as of March 5, 2015, by and among the Registrant, Attunity Inc., Appfluent Technology, Inc. and the other signatories thereto (14)
4.12	Registration Rights Agreement, dated as of March 18, 2015, by and among the Registrant and the other signatories thereto (15)
8	List of Subsidiaries of the Registrant*
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350**
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global*
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

(7)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(8)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2011, and incorporated herein by reference.
(9)	Filed as Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 14, 2011, and incorporated herein by reference.
(10)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(11)	Filed as Appendix A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 20, 2012, and incorporated herein by reference.
(12)	Filed as Appendix A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 19, 2013, and incorporated herein by reference.
(13)	Filed as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.
(14)	Filed as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(13)	Filed as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

¶	Translated from Hebrew

*	Filed herewith.

**	Furnished herewith.

ATTUNITY LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

We have audited the accompanying consolidated balance sheets of Attunity Ltd. and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria), and our report dated March 31, 2016, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 31 , 2016	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of

ATTUNITY LTD.

We have audited Attunity Ltd. and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effectiveness of internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 of Attunity Ltd. and subsidiaries and our report dated March 31, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 31 , 2016	A Member of Ernst & Young Global

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,522	$18,959
Restricted cash	-	430
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2015 and 2014)	4,524	5,991
Other accounts receivable and prepaid expenses	639	272

Total current assets	17,685	25,652

Severance pay fund	3,513	3,247
Property and equipment, net	1,260	980
Intangible assets, net	9,272	5,402
Goodwill	30,980	17,467
Other assets	448	758

Total long-term assets	45,473	27,854

Total assets	$63,158	$53,506

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2015	2014

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$664	$322
Payment obligation related to acquisitions	2,204	2,278
Deferred revenues	9,354	7,091
Employees and payroll accruals	4,012	3,023
Accrued expenses and other current liabilities	1,248	1,551

Total current liabilities	17,482	14,265

LONG-TERM LIABILITIES:

Deferred revenues	1,348	576
Liability presented at fair value	719	906
Payment obligation related to acquisitions	254	2,208
Accrued severance pay	4,746	4,296
Other liabilities	318	98

Total long-term liabilities	7,385	8,084

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at December 31, 2015 and 2014; Issued and outstanding 16,406,243 shares at December 31, 2015 and 15,375,716 shares at December 31, 2014	1,876	1,772
Additional paid-in capital	144,836	133,931
Accumulated other comprehensive loss	(1,137)	(871)
Accumulated deficit	(107,284)	(103,675)

Total shareholders' equity	38,291	31,157

Total liabilities and shareholders' equity	$63,158	$53,506

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands, except per share data

	Year ended December 31,
	2015	2014	2013

Revenues:
Software licenses	$26,568	$20,128	$13,364
Maintenance and services	21,600	15,524	11,833

Total revenues	48,168	35,652	25,197
Operating expenses:
Cost of software licenses	2,518	890	748
Cost of maintenance and services	4,760	2,431	1,384
Research and development	11,139	9,316	7,756
Selling and marketing	27,381	19,136	11,793
General and administrative	4,857	3,944	3,574

Total operating expenses	50,655	35,717	25,255

Operating loss	(2,487)	(65)	(58)

Financial expenses, net	576	893	627

Loss before taxes on income	(3,063)	(958)	(685)
Taxes on income (income tax benefit)	546	734	(56)

Net loss	$(3,609)	$(1,692)	$(629)

Basic and diluted net loss per share	$(0.22)	$(0.11)	$(0.05)

Weighted average number of shares used in computing basic and diluted net loss per share	16,183	15,024	11,474

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Net loss	$(3,609)	$(1,692)	$(629)

Other comprehensive income (loss):
Cash flow hedges:
Changes in unrealized losses	(64)	-	-
Reclassification adjustments for losses included in net income	6	-	-
Net change	(58)	-	-

Foreign currency translation adjustment	(208)	(250)	51

Net change in accumulated comprehensive (loss) income	(266)	(250)	51

Comprehensive loss	$(3,875)	$(1,942)	$(578)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Receipt	Other		Total
	Ordinary Shares		paid-in	on account	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	of shares	Loss	deficit	Equity

Balance as of January 1, 2013	10,919,930	$1,270	$110,318	$	$(672)	$(101,354)	$9,562

Exercise of warrants and stock options	631,862	70	1,026	-	-	-	1,096
Tax benefit related to exercise of stock options	-	-	189	-	-	-	189
Share -based compensation	-	-	746	-	-	-	746
Receipt on account of shares	-	-	-	81	-	-	81
Issuance of common shares, net of issuance expenses	2,852,000	323	17,633	-	-	-	17,956
Issuance of shares related to Hayes acquisition	123,500	14	1,032	-	-	-	1,046
Other comprehensive loss	-	-	-	-	51	-	51
Net loss	-	-	-	-	-	(629)	(629)

Balance as of December 31, 2013	14,527,292	1,677	130,944	81	(621)	(101,983)	30,098

Exercise of warrants and stock options	619,082	70	818	-	-	-	888
Tax benefit related to exercise of stock options	-	-	121	-	-	-	121
Share -based compensation	-	-	1,489	-	-	-	1,489
Receipt on account of shares	167,842	19	62	(81)	-	-	-
Issuance of shares related to Hayes acquisition	61,500	6	497	-	-	-	503
Other comprehensive loss	-	-	-	-	(250)	-	(250)
Net loss	-	-	-	-	-	(1,692)	(1,692)

Balance as of December 31, 2014	15,375,716	$1,772	$133,931	$-	$(871)	$(103,675)	$31,157

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Other		Total
	Ordinary Shares		paid-in	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	Loss	deficit	Equity

Balance as of January 1, 2015	15,375,716	$1,772	$133,931	$(871)	$(103,675)	$31,157

Exercise of warrants and stock options	448,665	46	1,118	-	-	1,164
Share-based compensation	-	-	3,027	-	-	3,027
Issuance of shares related to Appfluent acquisition	581,862	58	5,289	-	-	5,347
Holdback shares to secure indemnity claims	-	-	1,253	-	-	1,253
Tax benefit related to exercise of stock options	-	-	218	-	-	218
Other comprehensive loss	-	-	-	(266)		(266)
Net loss	-	-	-	-	(3,609)	(3,609)

Balance as of December 31, 2015	16,406,243	$1,876	$144,836	$(1,137)	$(107,284)	$38,291

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:

Net loss	$(3,609)	$(1,692)	$(629)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	411	345	256
Share -based compensation	3,027	1,489	746
Amortization of intangible assets	2,862	1,215	909
Accretion of payment obligations	477	682	95
Change in fair value of payment obligations	(2,067)	-	-

Change in:
Accrued severance pay, net	184	(46)	(14)
Trade receivables	1,512	(767)	(1,049)
Other accounts receivable and prepaid expenses	(364)	265	(226)
Other long term assets	(38)	(1)	4
Trade payables	343	(136)	115
Deferred revenues	2,533	1,674	10
Employees and payroll accruals	937	(187)	506
Accrued expenses and other current liabilities	(202)	782	(220)
Liability presented at fair value and other long-term liabilities	(91)	(187)	363
Tax benefit related to exercise of stock options	(218)	(121)	(189)
Change in deferred taxes, net	(777)	(224)	(415)

Net cash provided by operating activities	4,920	3,091	262

Cash flows from investing activities:

Purchase of property and equipment	(625)	(446)	(663)
Decrease (increase) in restricted cash	430	(430)	-
Cash paid in connection with acquisition, net of acquired cash (Note 3)	(10,402)	(748)	(4,163)

Net cash used in investing activities	(10,597)	(1,624)	(4,826)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from financing activities:

Issuance of common shares, net of issuance expenses	-	-	17,956
Proceeds from exercise of warrants and options	1,164	888	1,096
Receipts on account of shares	-	-	81
Payment of contingent consideration	(2,054)	-	(2,000)
Tax benefit related to exercise of stock options	218	121	189

Net cash provided by (used in) financing activities	(672)	1,009	17,322

Foreign currency translation adjustments on cash and cash equivalents	(88)	2	(55)

Increase (decrease) in cash and cash equivalents	(6,437)	2,478	12,703
Cash and cash equivalents at the beginning of the year	18,959	16,481	3,778

Cash and cash equivalents at the end of the year	$12,522	$18,959	$16,481

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$1,558	$500	$426

Supplemental disclosure of non-cash investing and financing activities:

Issuance of shares related to acquisition	$6,600	$503	$1,046

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the "Company" or "Attunity") develops, markets, sells and supports Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. In addition, the Company provides maintenance, consulting, and other related services for its products.

The Company has wholly-owned subsidiaries in the United States, United Kingdom, Hong-Kong and Israel. The Company's subsidiaries are engaged primarily in sales and marketing.

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

The financial statements of certain subsidiaries, whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the applicable year. The resulting translation adjustments are reported as an accumulated other comprehensive loss component of shareholders' equity.

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

e.	Restricted cash:

Restricted cash has been primarily invested in short-term deposits to secure the Company's obligations under the office lease agreement.

f.	Property and equipment, net:

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

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Under ASC No. 350, "Intangibles – Goodwill and other" ("ASC No. 350"), goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. In accordance with ASC No. 350, the Company performs an annual impairment test on October 31 of each year.

The Company operates in one operating segment and this segment comprises the only reporting unit. The Company tests goodwill using the two-step process in accordance with ASC No. 350. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2015, 2014 and 2013, no impairment of goodwill has been identified.

The intangible assets of the Company are not considered to have an indefinite useful life and are amortized over their estimated useful lives. Intangible assets consist of core technology, customer relationships and non-competition agreement. Core technology, except for technology acquired from Hayes, and non-competition agreements are amortized on a straight-line basis. Core technology acquired from Hayes and customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such assets as compared to the straight-line method.

h.	Impairment of long-lived assets and intangible assets subject to amortization:

According to ASC No. 360, "Property, Plant and Equipment", the carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During the years ended December 31, 2015, 2014 and 2013, no impairment of long-lived assets and intangible assets was identified.

In determining the fair values of long-lived assets for purpose of measuring impairment, the Company's assumptions include those that market participants would consider in valuations of similar assets.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Business combinations:

The Company accounted for business combinations in accordance with ASC No. 805, "Business Combinations" ("ASC No. 805"). ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in consolidated statements of operations. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in consolidated statements of operations.

Acquisition related costs are expensed to the statement of operations in the period incurred.

j.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred. ASC No. 985-20, "Software - Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

k.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC No. 740, "Income Taxes" ("ASC No. 740"). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” ("ASU 2015-17"). ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and non-current amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as non-current in the consolidated balance sheet.

The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior periods have been retrospectively adjusted.

As a result of the adoption of ASU 2015-17, the Company made the following adjustments to the 2014 balance sheet: a $181 decrease to current deferred tax assets, and a corresponding increase of $181 to non-current deferred tax asset.

l.         Revenue recognition:

The Company generates revenues mainly from license fees and sublicense fees for the right to use its software products and maintenance, support, consulting and training services. The Company grants licenses to its products primarily through its direct sales force and indirectly through original equipment manufacturers ("OEMs"), distributors, resellers and value added resellers ("VARs"). The customers, OEMs, distributors, resellers or VARs, as the case may be, are considered to be end users for purposes of revenue recognition.

The Company accounts for software sales in accordance with ASC No. 985-605, "Software Revenue Recognition" ("ASC No. 985-605"). Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable. The Company usually does not grant a right of return to its customers.

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

Service revenues are recognized as the services are performed.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, foreign exchange contracts and trade receivables.

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

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, Europe and Far East. The Company performs ongoing credit evaluations of its customers and, through December 31, 2015, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. There were no material bad debt expenses or write-offs recorded for the years ended December 31, 2015, 2014 and 2013.

o.	Accounting for share-based compensation

The Company accounts for share-based compensation in accordance with ASC No. 718, "Compensation - Stock Compensation" ("ASC No. 718"). ASC No. 718 is applicable for stock-based awards exchanged for employees' services and in certain circumstances for nonemployee directors. Pursuant to ASC No. 718, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense ratably on a straight line basis over the requisite service period, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

ASC No. 718 requires the cash flows resulting from tax deductions in excess of the equity-based compensation costs recognized for those equity-based awards to be classified as financing cash flows. During the years ended December 31, 2015, 2014 and 2013, the Company classified $ 218, $ 121 and $ 189, respectively, of excess tax benefit from equity-based compensation as financing cash flows.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock options awards. This option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. Expected option term is calculated based on the simplified method as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically, the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2015, 2014 and 2013 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2015	2014	2013

Dividend yield	0%	0%	0%
Expected volatility	52%	61%	69%
Risk-free interest	1.29%	1.24%	1.03%
Expected life (in years)	4	4	4

The fair value of each restricted stock unit (“RSU”) is the market value as determined by the closing price of the common share prior to the day of grant.

The Company applies ASC No. 505-50, "Equity-Based Payments to Non-Employees", with respect to options issued to non-employees.

p.        Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging" ("ASC No. 815"). ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

The Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS"). As of December 31, 2015 and 2014, the fair value of the Company's outstanding forward and option contracts amounted to $ 62 and $ 196, respectively, which is included within accrued expenses and other current liabilities in the balance sheets. The Company measured the fair value of these contracts in accordance with ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"), and they were classified as level 2. Net income (loss) from hedging transactions recognized in financial expenses, net during 2015, 2014 and 2013 was ($30), ($201) and $21, respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2015 and 2014, the notional principal amount of the hedging contracts to sell U.S. dollars held by the Company was $6,471 and $6,574, respectively.

The fair value of the Company's outstanding derivative designated as cash flow hedging instruments was recorded as liability of $58 and $0, as of December 31, 2015 and 2014, respectively, which is included within ”Accrued expenses and other current liabilities” in the balance sheet.

The fair value of the Company's outstanding hedging contracts that were not designated as hedging instruments was recorded as liability of $4 and $196, as of December 31, 2015 and 2014, respectively, which is included within ”Accrued expenses and other current liabilities” in the balance sheet.

q.	Basic and diluted net loss per share:

Basic and diluted loss per ordinary share are presented in conformity with ASC No. 260 "Earnings Per Share", for all years presented. Basic loss per ordinary share is computed by dividing the net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period. Diluted loss per ordinary share is computed by dividing the net loss for each reporting period plus additional expense or income that would have been outstanding if potentially dilutive securities had been exercised during the period by the weighted average number of ordinary shares outstanding during the period plus any additional ordinary shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

The total number of shares related to the outstanding stock options excluded from the calculation of diluted net loss per share due to their anti-dilutive effect was 1,974,962, 1,888,768 and 1,714,765 for the years ended December 31, 2015, 2014 and 2013, respectively.

r.	Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent monthly salary multiplied by the number of years of employment, as of the balance sheet date. Upon termination by the Company, or other circumstances that are considered as termination under the Severance Pay Law, Israeli employees are generally entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with a severance pay fund, insurance policies and by an accrual.

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

The Company's agreements with employees in Israel, joining the Company since December 1, 2009, are in accordance with Section 14 of the Severance Pay Law, 1963, whereby the Company's contributions for severance pay fully cover its severance liability. Such deposits and related obligations are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been fully paid.

Severance pay expense for the years ended December 31, 2015, 2014 and 2013 amounted to $ 682, $ 594 and $ 423, respectively.

s.	Fair value of financial instruments:

The Company applies ASC No. 820, pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

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

Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

t.         Comprehensive income (loss):

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

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for 2015:

	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$-	$(871)	$(871)
Other comprehensive loss before reclassifications	(64)	(208)	(272)
Amounts reclassified from accumulated other comprehensive	6	-	6
Net current period other comprehensive loss	(58)	(208)	(266)
Ending Balance	(58)	(1,079)	(1,137)

u.	Impact of recently issued accounting standard not yet adopted:

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.
As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

2.
In February 2016, the FASB issued ASU 2016-02, "Leases". The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating this guidance to determine the impact it will have on its financial statements.

NOTE 3:-	ACQUISITIONS

a.
On March 18, 2015 ("Closing Date"), the Company completed, through the Company's wholly owned subsidiary, Attunity Inc., the acquisition of 100% of the shares of Appfluent Technology, Inc., a Delaware corporation ("Appfluent"), a U.S.-based provider of data usage analytics for Big Data environments, including data warehousing and Hadoop. The results of operations of Appfluent are included in the consolidated financial statements starting with the Closing Date. Under the acquisition agreement, the total consideration is composed as follows:

-	$10,997 in cash paid on the Closing date, of which $1,100 was held in escrow for one year following the Closing Date.

-
726,033 ordinary shares of the Company for total fair value of $6,600, out of which 581,862 shares were issued on the Closing Date and 144,171 shares are held-back for 18 months following the Closing Date to secure indemnity claims. The held-back shares were recorded as equity at fair market value of $1,253, taking into account, among other things, the market restrictions on these shares.

-
Milestone-based contingent payments in a total of up to $31,500, payable in 2016 and 2017. The milestone-based contingent payments are based on the Company's revenues recognized from sales of Appfluent products in the period between the Closing Date and December 31, 2015 and during 2016. These milestone-based contingent payments were measured at fair value at the Closing Date in the amount of $1,616. The milestone-based contingent payments are payable, subject to certain exceptions, in cash (60%) and ordinary shares of the Company (40%), based on the average price per share over a 30-day period prior to applicable payment date. Since the forecast of sales of Appfluent products for 2016 is lower than the revenue target required to be met in order to earn the milestone-based contingent payment, the Company recorded a net gain of $1,826 as a reversal of this previously accrued milestone-based contingent payment. Such gain is included in selling and marketing expenses in the consolidated statement of operation for the year ended December 31, 2015.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

In addition, certain key employees of Appfluent are entitled to retention payments in an aggregate amount of $2,000, which is payable in cash and, at the Company's discretion, up to 40% in ordinary shares of the Company based on the average price per share over a 30-day period prior to each applicable payment date. These retention payments are payable over a period of 15 months after the Closing Date, subject to certain retention conditions. During 2015, the Company paid $300 in cash and issued 14,188 ordinary shares of the Company for total fair value of $200.

In addition, the Company incurred acquisition related costs in a total amount of $561, which are included in general and administrative expenses. Acquisition related costs include legal, accounting fees and other external costs directly related to the acquisition.

The main reason for this acquisition was to expand the Company's offering with data usage analytics for Big Data environments, including data warehousing and Hadoop, to enable customers’ understanding data usage and processing workload to optimize cost and performance.

Purchase price allocation:

Under business combination accounting principles, the total purchase price was allocated to Appfluent's net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The goodwill is primarily attributable to expected synergies resulting from the acquisition.

The purchase price allocation for the acquisition has been determined as follows:

Cash and cash equivalents acquired	$595
Accounts receivables and other current assets	82
Deferred revenues	(504)
Trade payables, accrued expenses and other current liabilities	(154)
Non-current liabilities	(123)
Deferred taxes, net	(1,135)
Developed technology (1)	6,350
Customers relationships (2)	382
Goodwill	13,720

Total purchase price	$19,213

(1)
Developed technology represents a combination of Appfluent's processes and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company products and is amortized over 5 years using the straight line method.

(2)	Customer relationships represent the underlying relationships and agreements with Appfluent installed customer base and are amortized over 7 years using the accelerated method.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, the best use of the acquired assets and estimates of future performance of Appfluent's products. The fair value of intangible assets was based on a market participant approach to valuation performed by a third party valuation firm using estimates and assumptions provided by management.

The following unaudited condensed combined pro forma information for years ended December 31, 2015 and 2014, gives effect to the acquisition of Appfluent as if it had occurred on January 1, 2014. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net loss includes additional amortization of intangible assets related to the acquisition of $1,365 and $1,378 in 2015 and 2014, respectively, and related tax effects.

	Year ended
	December 31,
	2015	2014
	Unaudited

Revenues	$49,841	$38,582
Net loss	$(1,589)	$(6,546)
Basic and diluted loss per share	$(0.10)	$(0.44)

b.
On November 14, 2014 ("Closing Date"), the Company acquired the technology and certain related assets of BIReady B.V., a Netherlands-based developer of data warehouse automation technology, for EUR 600,000 (approximately $ 748) in cash, approximately 31,900 ordinary shares of the Company for total fair value of $ 224, which have been held-back to secure indemnity claims and were issued in February 2016, and an earn-out potential of up to EUR 300,000 (approximately $ 374) in cash over 2015 and 2016. In connection with this contingent payment consideration, the Company initially recorded at the Closing Date, an estimated liability of $ 300 ($ 292 and $ 300 as of December 31, 2015 and 2014, respectively). The acquisition is accounted for as business combination under ASC No. 805. The total purchase price was allocated to core technology based on its estimated fair value in the amount of $ 1,272, which is amortized on a straight line basis over 5 years. With respect to this acquisition, transaction costs were immaterial and pro forma information was not presented due to immateriality.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

c.
On December 18, 2013 ("Closing Date"), the Company completed, through the Company's wholly owned subsidiary, Attunity Inc., the acquisition of 100% of the shares of Hayes Technology Group, Inc. ("Hayes"), a U.S.-based provider of data replication software solutions for SAP environments. The results of operations of Hayes are included in the consolidated financial statements from the Closing Date. The total consideration was composed as follows:

-	$ 4,500 in cash paid on the Closing Date;

-
185,000 ordinary shares of the Company for total fair value of $ 1,547, out of which 123,500 shares were issued on Closing Date and 61,500 shares were held-back to secure indemnity claims and were issued on December 18, 2014. The held-back shares were recorded at fair market value of $ 503 under purchase obligations and were classified to equity upon issuance of the shares; and

-
Milestone-based contingent payments in a total of up to $ 4,200, out of which up to $ 2,100 is payable in 2015 and up to $ 2,100 is payable in 2016. The contingent payments are payable pro-rata, provided that at least 75% of the applicable milestone target is met and have a catch-up mechanism in 2015. During 2015, the Company paid $2,054 of the contingent consideration. Contingent payment consideration was measured at fair value at the Closing Date and recorded as a liability on the balance sheet in the amount of $ 3,251 ($ 1,942 and $ 3,962 as of December 31, 2015 and 2014, respectively). Changes in fair value of contingent liability in the amount of $241 are included in selling and marketing expenses in the consolidated statement of operation for year ended December 31, 2015.

In addition, the Company incurred acquisition related costs in a total amount of $ 505, which are included in general and administrative expenses for the year 2013. Acquisition related costs include legal, accounting fees and other external costs directly related to the acquisition.

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

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

Net assets (including cash of $ 337)	$733
Deferred revenues	(366)
Intangible assets	4,384
Goodwill	4,547

Total purchase price	$9,298

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Hayes’s products. The fair value of intangible assets was based on a market participant approach to valuation performed by a third party valuation firm using an income approach and estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the Hayes acquisition:

Fair value

Core technology (1)	$3,596
Customer relationships (2)	564
Non-Competition agreement (3)	224

Total intangible assets	$4,384

(1)
Core technology represents a combination of Hayes’s processes and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company products and is amortized over 6 years using the accelerated method.

(2)	Customer relationships represent the underlying relationships and agreements with Hayes's installed customer base and are amortized over 9 years using the accelerated method.

(3)
The amount assigned to the non-competition agreement relates to the non-competition agreement that the Company entered into with the founder of Hayes for a period of four years, which is amortized on a straight line basis over 4 years.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

The following unaudited combined pro forma information for the years ended December 31, 2013 gives effect to the acquisition of Hayes as if the acquisition had occurred on January 1, 2012. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $ 1,109 in 2013 and related tax effects.

Year ended December 31,
2013
Unaudited

Revenues	$28,381
Net loss	$(1,240)
Basic and diluted loss per share	$(0.11)

NOTE 4:-	FAIR VALUE MEASUREMENTS

The Company measures the contingent payment obligations payable, if any, in connection with acquisitions ("Contingent Considerations"), foreign currency derivative contracts and other derivative instruments at fair value. Foreign currency derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Contingent Considerations related to acquisitions and liability presented at fair value are classified within Level III as the valuation inputs are based on significant inputs not observable in the market.

There have been no transfers between fair value measurements levels during the years ended December 31, 2015, 2014 and 2013.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The below table sets forth the Company's assets and liabilities that were measured at fair value as of December 31, 2015 and 2014 by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Liabilities:
Contingent Consideration related to acquisitions	$-	$-	$2,458	$2,458
Foreign exchange contracts	-	62	-	62
Liability presented at fair value	-	-	719	719

Total liabilities	$-	$62	$3,177	$3,239

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Liabilities:
Contingent Consideration related to acquisitions	$-	$-	$4,486	$4,486
Foreign exchange contracts	-	196	-	196
Liability presented at fair value	-	-	906	906

Total liabilities	$-	$196	$5,392	$5,588

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2015	$5,392
Acquisition	1,616
Cash settlements	(2,054)
Revaluation of liability presented at fair value	(187)
Accretion of contingent payment obligations	477
Change in fair value of payment obligations	(2,067)

Total fair value as of December 31, 2015	$3,177

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Computers and peripheral equipment	$1,880	$3,322
Office furniture and equipment	444	608
Leasehold improvements	453	782

	2,777	4,712

Accumulated depreciation	1,517	3,732

Property and equipment, net	$1,260	$980

During the years ended December 2015, 2014 and 2013, the Company recorded a reduction to the cost and accumulated depreciation of fully depreciated equipment no longer used of $2,829, $0 and $0, respectively.

As for charges on the Company's property and equipment, see Note 8.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill during the years ended December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014

Goodwill, beginning of year	$17,467	$17,748
Revaluation (foreign currency exchange differences)	(207)	(281)
Acquisition of Appfluent	13,720	-

Goodwill, end of year	$30,980	$17,467

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	Weighted average amortization period	December 31,
	(years)	2015	2014
Original amount:
Core technology	5.56	$13,384	$7,034
Customers relationship	6.86	1,981	1,599
Non-Competition agreement	4	224	224

		15,589	8,857
Accumulated amortization:
Core technology		4,834	2,315
Customers relationship		1,371	1,084
Non-Competition agreement		112	56

		6,317	3,455
Other Intangible assets ,net:
Core technology		8,550	4,719
Customers relationship		610	515
Non-Competition agreement		112	168

		$9,272	$5,402

The estimated future amortization expense of other intangible assets as of December 31, 2015 for the years ending:

Year ending December 31,
2016	$2,787
2017	2,414
2018	1,990
2019	1,717
Thereafter	364

$9,272

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	LIABILITY PRESENTED AT FAIR VALUE

The Company entered into a Loan Agreement with Plenus Technologies Ltd. ("Plenus" or the "Lender"), dated January 31, 2007 (as amended on March 30, 2009 and September 4, 2011, the "Loan Agreement"). According to the Loan Agreement  if, during the period between March 19, 2009 and December 31, 2017, the Company enters into a "Fundamental Transaction" (which is defined in the Loan Agreement to include (i) the acquisition of the Company by means of a merger or other form of corporate reorganization in which 50% or more of the outstanding shares is exchanged for securities or other consideration issued or paid by the acquiring entity, (ii) the sale of all or substantially all of the assets of the Company, or (iii) a transaction or a series of transactions in which a person or entity acquires more than 50% of the outstanding shares of the Company), then the Lender shall be entitled to the following: (i) in the cases of merger or acquisition of shares, an amount equal to 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders, or (ii) in the case of the sale of substantially all of the Company's assets, an amount equal to 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the "aggregate proceeds" shall be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and have not been assumed by the purchaser in such Fundamental Transaction. During such period, the Lender may elect to receive $300 in cash in lieu of such compensation.

The Company accounted for the above mentioned compensation in accordance with ASC 815-40, based on which the above was considered as a derivative and recorded as a liability on the balance sheet and is marked to market at each reporting period. As of December 31, 2015 and December 31, 2014, the liability amounted to $719 and $906, respectively. The fair value of this derivative was performed by a third party valuation firm using the Binomial Model for options valuation based on assumptions provided by management.

NOTE 8:-	CHARGES (ASSETS PLEDGED)

In July 2015, the Company secured a short-term line of credit that expires after one year in the amount of approximately $5,000 from an Israeli bank. To secure the credit line, the Company granted the bank a first priority floating charge on all of its assets (the agreements relating to such charges, being referred to as the “Security Agreements”). The Security Agreements contain various restrictive covenants, including limitations on the Company's ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase its shares, and subject to specified exceptions, a negative pledge on the assets of some of its subsidiaries. As of December 31, 2015 $430 of the line of credit is used by the bank as collateral to secure the Company's obligations under the office lease agreement.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in June 2019. In addition, the Company leases motor vehicles under non-cancelable operating leases. Future minimum commitments under these leases as of December 31, 2015, are as follows:

Year ended December 31,	Operating Leases

2016	$1,753
2017	1,509
2018	702
2019 and after	177

$4,141

b.	Rent expenses under facilities operating leases for the years ended December 31, 2015, 2014 and 2013 were $ 1,346, $ 1,146 and $ 850, respectively.

NOTE 10:-	SHAREHOLDERS' EQUITY

a.
On November 26, 2013, the Company closed a firm commitment underwritten public offering of 2,852,000 ordinary shares (including 372,000 ordinary shares issued to the underwriter upon full exercise of its over-allotment option), at a public offering price of $7.00 per share. The net proceeds for the Company were approximately $ 18,000.

b.	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

c.         Equity Incentive Plans:

Under the Company's 2001 Stock Option Plan and 2003 Israeli Stock Option, the Company has granted options to purchase ordinary shares to employees, directors and officers as an incentive to attract and retain qualified personnel. The 2001 Plan does not have a specific expiration date (although the Company no longer grant awards under this plan) whereas the 2003 Plan was terminated in December 2013.

In December 2012, the Company adopted the 2012 Stock Incentive Plan (together with the 2001 and 2003 plans, the "Plans"), under which stock options, RSUs as well as other equity-based awards may be granted to employees, directors and consultants of the Company or its affiliates. The 2012 Stock Incentive Plan has a term of ten years and will terminate in December 2022.

In general, the exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company's ordinary shares on the date of grant for incentive stock options and 75% of the fair market for non-qualified options.

Under the terms of the Plans, options generally become exercisable ratably over three years of employment, commencing with the date of grant or with the date of hire (for new employees at their first grant). The options generally expire no later than 6 years from the date of the grant, and are non-transferable, except under the laws of succession. Upon exercise of options, the Company issues ordinary shares for each option exercised

Starting 2015, the Company also grants RSUs to its employees, which generally vest over three years with annual vesting dates.

Under the Plans, 4,010,890 ordinary shares of the Company were reserved for issuance of equity-based awards. Any options and unvested RSUs that are canceled or forfeited before expiration become available for future grants. As of December 31, 2015, there were 70,457 ordinary shares reserved and available for future grants. In January 2016, the Company’s Board of Directors approved an increase of 30,000 shares of the Company reserved for issuance under the Plans.

The following is a summary of the Company's stock options granted under the Plans:

	Year ended December 31, 2015
	Number of options (thousands)	Weighted average exercise price (per share)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (1)

Outstanding at beginning of year	1,889	$6.53	3.97	$8,148
Granted	546	12.64
Exercised	(415)	2.78
Forfeited	(45)	9.03

Outstanding at end of year	1,975	$8.95	3.98	$5,118

Exercisable at end of year	964	$6.73	3.07	$4,299

Vested and expected to vest at end of year	1,882	$8.83	3.92	$5,062

(1)	Calculation of aggregate intrinsic value for options outstanding and exercisable is based on the share price of the Company’s ordinary shares as of December 31, 2015 which was $11.05 per share.

 The weighted average fair value of options granted during the years ended December 31, 2015, 2014 and 2013 was $4.94, $4.79 and $4.62 per share, respectively. The weighted average fair value of options vested during the year ended December 31, 2015 was $4.80.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2015, have been separated into ranges of exercise price per share as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

$1.48 - $5.85	477	1.8	2.95	455	1.72	2.81
$7.29 - $9.87	477	4.49	8.73	214	4.28	8.79
$10.03 - $11.38	653	4.57	11.01	266	4.22	10.99
$12.42 - $14.68	368	5.09	13.37	29	4.68	13.93

	1,975	3.98	$8.95	964	3.07	$6.73

A summary of the Company’s RSU activities and related information for the year ended December 31, 2015, is as follows:

	Number of RSUs (thousands)	Weighted average grant-date fair value
Outstanding at January 1, 2015	-	$-
Granted	227	14.68
Vested	-
Forfeited	(2)	14.68

Outstanding as of December 31, 2015	225	$14.68

The allocation of the share-based compensation is as follows:

	Year ended December 31,
	2015	2014	2013

Research and development	$766	$440	$237
Selling and marketing	1,540	636	325
General and administrative	721	413	184

Total share-based compensation	$3,027	$1,489	$746

As of December 31, 2015, there was $ 6,221 of total unrecognized compensation cost related to non-vested share-based compensation that is expected to be recognized over a period of up to three years.

d.	Warrants:

During 2015 and 2014, 19,701 and 78,828 warrants were exercised for proceeds of $10 and $ 38, respectively. During 2015, 7,881 warrants expired.

As of December 31, 2015 there were no outstanding warrants to purchase Company’s ordinary shares.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES

a.	Taxes on income (income tax benefits) are comprised as follows:

	Year ended December 31,
	2015	2014	2013

Deferred tax benefit	$(777)	$(224)	$(432)
Current taxes	1,323	958	376

	$546	$734	$(56)

Domestic	$209	$140	$(6)
Foreign	337	594	(50)

	$546	$734	$(56)
Domestic taxes:
Current	$209	$140	$(6)
Deferred	-	-	-

	209	140	(6)
Foreign taxes:
Current	1,114	818	382
Deferred	(777)	(224)	(432)

	337	594	(50)

Income taxes (income tax benefits)	$546	$734	$(56)

The components of loss before taxes on income attributable to domestic and foreign operations are as follows:

	Year ended December 31,
	2015	2014	2013

Domestic	$(4,624)	$(2,540)	$(688)
Foreign	1,561	1,582	3

	$(3,063)	$(958)	$(685)

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

b.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	December 31,
	2015	2014	2013
Loss before taxes, as reported in the consolidated statements of income	$(3,063)	$(958)	$(685)

Statutory tax rate	26.5%	26.5%	25%
Theoretical tax benefit on the above amount at the Israeli statutory tax rate	$(812)	$(254)	$(171)
State taxes and tax adjustment in respect of different tax rate of foreign subsidiaries	307	112	(6)
Non-deductible expenses and other permanent differences	(26)	496	226
Losses and timing differences for which valuation allowance was provided	861	288	760
Utilization of tax losses for which valuation allowance was provided for in prior years	(14)	(52)	(816)
Withholding taxes	209	175	92
Other	21	(31)	(141)

Actual taxes on income (income tax benefit)	$546	$734	$(56)

c.	Israeli taxation:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2013 - 25%, 2014 and 2015– 26.5%. On January 5, 2016, the Israeli parliament approved the reduction of the corporate tax rate to 25%, starting from January 1, 2016. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

The Company and its Israeli subsidiaries have not received final tax assessments since incorporation. However, in accordance with the Israeli tax laws, tax returns submitted up to and including the 2011 tax year can be regarded as final.

Tax loss carryforward:

The Company's tax losses carryforward were approximately $ 42,500 as of December 31, 2015. Such losses can be carried forward indefinitely to offset future taxable income of the Company.

d.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The U.S. tax returns for the years prior to 2011 are considered final.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2015	2014

Net operating loss carry forwards	$13,974	$12,590
Temporary differences related to research and development expenses	2,242	1,865
Temporary differences related to accrued employee costs	441	378
Deferred revenue and other	1,012	706
Total deferred tax asset before valuation allowance	17,669	15,539
Less - valuation allowance	(15,045)	(14,834)

Deferred tax asset	2,624	705

Deferred tax liability - Intangible assets and other	(2,345)	(68)

Deferred tax assets, net	$279	$637

Domestic:	$-	$-

Foreign:
	$279	$637

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

The increase in the valuation allowance relates to increase in net operating losses and other temporary differences for which full valuation allowance was recorded.

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

f.	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2015	2014

Opening balance	$93	$103
Additions for prior years' tax position	-	10
Additions related to the current year	113	-
Reduction of prior years' tax position due to lapse of statute of limitation	(15)	(20)

Closing balance	$191	$93

Included in accrued expenses and other current liabilities	$40	$39

Included in other long term liabilities	$151	$54

As of December 31, 2015, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2015 and 2014, the Company recorded immaterial expenses for interest and exchange rate differences, net related to prior years' uncertain tax positions. As of December 31, 2015 and 2014, the Company had accrued interest liability related to uncertain tax positions in the amount of $ 39, which is included in the liability balance.

In the next 12 months, the statute of limitations with respect to the 2011 tax year will lapse, which will impact the unrecognized tax position liability balance with respect to the 2011 tax year. The Company does not expect other changes in this respect over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

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

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	ENTITY-WIDE DISCLOSURES

Revenues by geographical areas were as follows:

	Year ended December 31,
	2015	2014	2013

North America	$36,236	$25,993	$17,529
Europe	7,795	6,085	4,322
Far East	1,930	1,532	1,774
Israel	662	817	761
Other	1,545	1,225	811

	$48,168	$35,652	$25,197

For the year ended December 31, 2015, one of the Company's customers accounted for approximately 12.6% of its revenues. For the years ended December 31, 2014 and 2013, no single customer accounted more than 10% of the Company's total revenues.

All of the Company's long-lived assets are located in Israel apart for assets in insignificant amounts which are located elsewhere.

NOTE 13:-	FINANCIAL EXPENSE, NET

	Year ended December 31,
	2015	2014	2013
Financial income:
Interest	$(3)	$(19)	$(1)
Revaluation of liability presented at fair value	(187)	(187)	-
Hedging	-	-	(21)

	(190)	(206)	(22)
Financial expenses:
Interest and bank charges	103	124	45
Hedging	30	201	-
Exchange rate differences, net	156	92	146
Revaluation of liability presented at fair value	-	-	363
Accretion of contingent payment obligations	477	682	95

	766	1,099	649

	$576	$893	$627

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD

By: /s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated:  March 31, 2016