Form 20-F/A
period 2015-12-31
ATTUNITY LTD
filed 2016-08-08
CIK 893821

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

☒Yes  ☐ No

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

☐Yes  ☒ No

EXPLANATORY NOTE

The annual report on Form 20-F of Attunity Ltd. (the "Company") for the year ended December 31, 2015, or the Original Form 20-F, inadvertently omitted Exhibit 4.9 (Compensation Policy for Executive Officers and Directors, as amended). This Amendment No. 1 to the Form 20-F is being filed solely for the purpose of filing Exhibit 4.9 that was listed in Item 19 of the Original Form 20-F but inadvertently was not filed. As such, this Amendment No. 1 to the Form 20-F consists of a cover page, this explanatory note, the signature page and Exhibit 4.9.

Other than as expressly set forth above, this Amendment No. 1 to the Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F, or reflect any events that have occurred after the Original Form 20-F was originally filed.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD

By:	/s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated:  August 8, 2016

ATTUNITY LTD.

COMPENSATION POLICY

FOR

EXECUTIVE OFFICERS AND DIRECTORS

(As Amended on December 30, 2015)

ATTUNITY LTD.

Compensation Policy for Executive Officers and Directors

This Compensation Policy for Executive Officers and Directors (this "Compensation Policy" or this "Policy") of Attunity Ltd., an Israeli company ("we", "Attunity" or the "Company"), was adopted by the Board of Directors of the Company (the "Board"), following the recommendation of the Company’s Compensation Committee (the "Compensation Committee" or the "Committee").

A.            Overview and Objectives

1.	Introduction

This Policy was adopted in accordance with the requirements of the Israeli Companies Law, 1999 (the “Companies Law”) and applies to the compensation arrangements of all "Executives," which, for purposes of this Policy, shall mean "Office Holders" (as such term is defined in the Companies Law), excluding, unless otherwise expressly indicated, the non-employee members of our Board (“Directors”).

2.	Our Objectives

We believe that compensation is a key element in our overall HR strategy to attract, retain, reward, and motivate highly skilled individuals who assist Attunity to reach its business and financial goals and otherwise enhance shareholder value. Accordingly, this Policy was designed to correlate executive compensation with Attunity's objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance both in the short-term and the long-term.

In light of the foregoing, the main principles and objectives that underlie this Policy, include the following:

•	Compensation should be aligned with our long-term goals. Promoting the Company's goals and purposes, its work program and its policy with a long-term view;

•	Compensation should serve to attract and retain the best executives, while monitoring our business risks. Creating appropriate incentives to attract, retain, reward, and motivate highly skilled individuals while considering, among other things, our risk management practices. To that end, this Policy is designed, among others, to align the interests of the Executives with those of Attunity’s shareholders in order to enhance shareholder value and, at the same time, maintain appropriate balances, such as imposing limitations on cash bonus, commissions and equity based compensation (together, “Variable Pay”) so as to ensure adequate control of risks;

•	Compensation should be appropriate for our business. Creating a compensation package that takes into account the Company's size and nature of operations, including in light of the Company's global nature with a global workforce;

•	Compensation should be competitive. Providing a competitive compensation package to attract, retain, reward, and motivate highly skilled individuals, including by providing increased rewards for superior individual and corporate performance; and

•	Compensation should be correlated to individual as well as to overall performance. With respect to Variable Pay, compensation should be based on the individual's contribution to achieving the Company's objectives and generating profits, with a long-term perspective and in accordance with the individual's role and contribution to the Company.

3.	Process and Elements of Compensation

The Compensation Committee shall determine the appropriate level of total compensation for each Executive, including the appropriate allocation among the different elements and components of the compensation package, based on the principles set forth in this Policy.

In setting compensation of an Executive, the Committee and the Board shall consider, among other things, the following factors:

•	the educational background, professional experience and accomplishments of the Executive;

•	his or her position, responsibilities and prior compensation arrangements;

•	compensation for comparably situated executives;

•	competitiveness with compensation of executives of similar companies;

•	the Executive's past performance and expected contribution to our future growth and profitability;

•	the proportion between (i) the Fixed and Variable Pay components of the Executive and (ii) the compensation of the Executive and that of other comparable employees in Attunity, as more fully described in Sections A-4 and A-5 below, respectively; and

•	any requirements prescribed by applicable law from time to time.

We intend  to provide fair and equitable compensation for our Executives by using various compensation elements and instruments, including base salary; benefits and perquisites; cash bonuses and commissions; equity-based compensation; and retirement and termination of service arrangements.

4.	Ratio between Fixed and Variable Pay

In setting compensation of an Executive, we will attempt to balance the mix of Fixed Pay (base salary, benefits and perquisites) and Variable Pay in order to, among other things, appropriately incentivize Executives to meet Attunity's goals while considering, among other things, Attunity's risk management practices.

In light of the above, we have determined that the Variable Pay component out of the total compensation for Executives should not exceed 90%, measured on an annual basis1. Such ratio represents the optimal compensation mix desired by the Company; however, the actual ratio may vary based on performance.

5.	Executive-Employee Compensation Ratio

In the process of composing this Policy, we have examined the ratio between overall compensation of Executives and the average and median salaries of the other employees (including contractors and agency contractors), as well as the possible ramifications of such ratio on the work environment in Attunity in order to ensure, among other things, that levels of executive compensation (taking into account the location of such employees) will not have a negative impact on the positive work relations in our company.

In setting compensation of any Executive, we will attempt to maintain a ratio where the overall compensation of each Executive, including the CEO, compared to the average (and median) compensation of the overall compensation of the other employees (taking into account the location of such employees) will not have a negative impact on the positive work relations in our company.

B.            Base Salary, Benefits and Perquisites

1.	Base Salary

The base salary varies between Executives, and is individually determined according to, among other things, the performance, educational background, prior business experience, aptitude, qualifications, role and responsibilities of the Executive.

1 For purposes of computation of this ratio, (i) the total compensation excludes benefits and perquisites, and (ii) the variable component with respect to equity-based compensation reflects the fair market value at the date of grant.

In addition, since a competitive base salary is essential to Attunity's ability to attract and retain highly skilled professionals, we seek to establish base salary that is competitive with executives of similar companies. Accordingly, we will utilize as a reference comparative market data, surveys, market practices and/or other means deemed appropriate by the Compensation Committee.

2.	Benefits and Perquisites

The following benefits and perquisites may be granted to any Executive in order, among other things, to comply with local legal requirements:

•	Vacation;

•	Sick days;

•	Convalescence pay ('Dmey Havra’aa');

•	Monthly remuneration for a study fund ('Keren Hishtalmut');

•	Contribution on to a management insurance policy ('Bituach Menahalim') and/or a pension fund or similar arrangements;

•	Contribution for work disability insurance; and

•	Life and/or health insurance.

For the sake of clarity, any non-Israeli Executives may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed.

In addition, we may offer additional benefits and perquisites to Executives, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with our standard policies and procedures.

C.	Cash Bonuses and Commissions

1.	Our Objective

A compensation in the form of cash bonus(es) and/or commissions that is payable upon meeting business goals is important in creating a correlation between  Executives' compensation and Attunity's objectives and business goals, such that both individual performance and overall company success are rewarded.

2.	Bonuses and Commissions

Our policy is to allow bonuses and commission upon the attainment of pre-set annual financial objectives and/or personal targets, pursuant to distinguishable terms for the following Executives' populations:

CEO

•	The bonus of the CEO will be based upon achievement of milestones and targets and the measurable results of the Company, as may be compared to our budget and/or work plan (including product roadmap or the like) for the relevant year.

•	Such measurable criteria will initially be determined on or about the commencement of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria:

-	financial results of the Company, including profits and revenues (total revenue, license revenue and/or other breakdowns), which may be measured on GAAP or Non-GAAP basis;

-	product releases;

-	software quality;

-	efficiency metrics;

-	internal and external customer satisfaction; and

-	execution of projects, etc.

•	In any case, the total amount of the bonus for the CEO in each year, including for over-achievement, will not exceed 130% of the amount of the CEO's annual base salary.

Non-Sales Executives

•	The bonus of the Non-Sales Executives will be based upon achievement of milestones and targets and the measurable results of the Company, as may be compared to our budget and/or work plan (including product roadmap or the like) for the relevant year.

•	Such measurable criteria will initially be determined on or about the commencement of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria:

-	financial results of the Company, including profits and revenues (total revenue, license revenue and/or other breakdowns), which may be measured on GAAP or Non-GAAP basis;

-	product releases;

-	software quality;

-	efficiency metrics;

-	internal and external customer satisfaction; and

-	execution of projects, etc.

•	A portion of up to 20% of the annual bonus may be based on the achievement and performance of individual key performance indicators (KPIs) and/or other appropriate criteria, including immeasurable criteria, as approved by the Compensation Committee and the Board.

•	In any case, the total amount of the bonus for any Non-Sales Executive in each year will not exceed 100% of the amount of the Executive's annual base salary.

Sales Executives

•	The bonus and/or commissions of the Sales Executives will be based upon achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company as a whole, as well as, in appropriate circumstances, other measurable criteria, in each case, as initially determined on or about the commencement of each fiscal year (or start of employment, as applicable).

•	A portion of up to 20% of the bonus and commissions may be based on the achievement and performance of individual KPIs and/or other appropriate criteria, including immeasurable criteria, as approved by the Compensation Committee and the Board.

•	In any case, the total amount of the bonus and commissions for any Sales Executive in each year, including for over-achievement, will not exceed the amount of 250% annual base salaries.

3.	Board's Discretion; Special Bonuses

•	Executives may receive a special bonus based on distinguished personal achievement (as shall be determined by the Board, following recommendation and approval of the Compensation Committee). In addition, the Board may, in extraordinary market conditions, following recommendation and approval of the Compensation Committee, reduce the bonus and commissions to which an Executive would otherwise be entitled. However, in both cases, such increase or decrease may be by no more than 20% of the annual bonus and/or commission for the relevant year.

•	Where appropriate, we may also offer an Executive a "signing bonus" as an incentive to join the Company, not to exceed 20% of annual Total Compensation.

•	Executives may also receive a bonus in connection with a corporate transaction involving a change of control; provided such bonus will not exceed six (6) monthly salaries of the Executive.

•	For the sake of clarity, the Board, following recommendation and approval of the Compensation Committee, may adjust, at any time, targets and criteria in the event of M&As or other external exceptional events.

4.        Compensation Recovery ("Clawback")

•	In the event of an accounting restatement, Attunity shall be entitled to recover from any current Executive bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back.

•	The Compensation Committee may take such actions as it deems appropriate to allow the Company to enforce the aforesaid compensation recovery, it being understood that it may take into account the viability, including cost-effectiveness, of such enforcement actions, such as in the case of pursuing such rights against former Executives.

•	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

•	Nothing in this Section 4 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executives by virtue of applicable securities laws or other Company practices.

D.	Equity Based Compensation

1.	Our Objective

The equity based compensation for our Executives is designed to enhance the alignment between the Executives' interests and the interests of Attunity and its shareholders, and otherwise to strengthen the Executives’ retention and their motivation. In addition, since these equity based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

The equity based compensation may be in a form of a mixture of various types of equity based instruments, which includes, without limitation, stock options, restricted stock and restricted stock units.

2.	Guidelines for Awards

•	The equity based compensation shall be granted from time to time and individually determined and awarded according to the performance, educational background, prior business experience, aptitude, qualifications, role and the personal responsibilities of the Executive.

•	Equity based compensation for Executives shall vest over a minimum period of three (3) years.

•	The fair market value of the equity based compensation for the Executives will be determined at the time of grant according to then acceptable valuation practices. Such fair market value, as measured at the time of the grant, shall not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of three (3) annual base salaries for each Executive.

•	Consistent with the Company's equity incentive plans, the Board may, following approval by the Compensation Committee: (1) extend the period of time for which an award is to remain exercisable; and/or (2) make provisions with respect to the acceleration of the vesting period of any Executive's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

E.	Retirement and Termination of Service Arrangements

•	Attunity may provide an Executive a prior notice of termination of up to six (6) months, during which the Executive may be entitled to all or a portion of his or her compensation components, and to the continuation of vesting of his or her stock options or other equity based awards.

•	Attunity may provide an additional adaptation or transition period during which the Executive will be entitled to up to six (6) months (and in the case of CEO, up to one year) of base salary, benefits and perquisites. Additionally, the Board may, upon approval by the Compensation Committee, approve to extend the vesting of Executive's stock options or other equity based awards during such period. In this regard, the Compensation Committee and Board shall take into consideration the Executive's term of employment, the Executive's compensation during employment with the Company, the Company's performance during such period, the contribution of the Executive in achieving the Company's goals, and the circumstances of the termination.

•	Attunity may also provide an additional retirement grant for appropriate Executives who served the Company for more than 10 years, provided the costs thereof do not 150% of such Executive's latest annual salary.

•	Attunity may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or to conform to customary market practices.

F.	Exculpation, Indemnification and Insurance

•	Except as may be otherwise approved from time to time by the shareholders, Attunity may exempt its Directors and Executives from the duty of care.

•	Attunity may indemnify the Directors and Executives, to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on them, as provided in an indemnity agreement.

•	Attunity will provide "Directors and Officers Insurance" for its Directors and Executives with aggregate coverage not to exceed US$40 million and annual premium not to exceed $250,000 per year.

G.            Non-Employee Directors Compensation

•	The non-employee Directors may (and, in the case of statutory External Directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

•	In addition, Directors may be granted equity based compensation which shall vest over a period of at least three (3) years , and having a fair market value (determined according to acceptable valuation practices at the time of grant) that will not to exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000 for each Director.

H.            Miscellaneous

This Policy was approved by the Company's shareholders on December 26, 2013 (and amended, as approved by the Company’s shareholders on December 30, 2015), and will remain in effect for a period of three years thereafter. The Compensation Committee and the Board shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

For the sake of clarity, in accordance with the Companies Law, this Policy shall not apply to compensation agreements and arrangements of Executives and Directors which were approved prior to the date on which this Policy was approved by the shareholders of Attunity.

This Policy is designed solely for the benefit of Attunity and none of the provisions thereof are intended to provide any rights or remedies to any person other than us. In particular, this Policy does not, and shall not be deemed to, grant any rights to the Company’s Directors or Executives to receive any elements of compensation set forth in this Policy. The elements of compensation to which a Director or Executive will be entitled will be exclusively those that are determined and approved specifically in relation to him or her in accordance with the approval requirements of the Companies Law.