Form 20-F
period 2016-12-31
ATTUNITY LTD
filed 2017-03-01
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _________

Commission file number:   001-20892

ATTUNITY LTD.
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

 Israel
(Jurisdiction of incorporation or organization)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
(Address of principal executive offices)

Dror Harel-Elkayam, CFO
Tel: +972-9-8993000; Fax: +972-9-8993001
Attunity Ltd, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, NIS 0.4 par value per share	The NASDAQ Stock Market LLC
Ordinary Share Bonus Rights	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2016): 16,841,238

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

•	“APAC” means Asia Pacific region, including countries in the Far East and Australia~~.~~;

•	“Appfluent” means Appfluent Technology, Inc., a Delaware corporation we acquired in March 2015;

•	“BI” means business intelligence;

•	“Big Data” means very large and complex quantities of datasets that are difficult to process using traditional data processing applications;

•	“BIReady” means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;

•	“CDC” means change data capture, a process that captures and replicates only the changes made to enterprise data sources rather than the entire data sources;

•	“cloud computing” means the use of computing resources, hardware and software, that are generally delivered as a service over the Internet;

•	“Companies Law” or the “Israeli Companies Law” mean the Israeli Companies Law, 5759-1999;

•	“data lake” means a storage framework that holds a vast amount of raw data in its native format until it is needed;

•	“dollars” or “$” mean United States dollars;

•	“GBP” means British Pounds;

•	“Hadoop” means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware;

•	“Hayes” means Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013;

•	“NIS” or “shekel” means New Israeli Shekels;

•	“RepliWeb” means RepliWeb Inc., a Delaware corporation we acquired in September 2011; and

•	“SEC” means the United States Securities and Exchange Commission.

We have obtained trademark registrations in the U.S. for, among others, Attunity, Attunity Connect, Attunity Replicate, RepliWeb, Gold Client, and Appfluent. Unless indicated otherwise by the context, any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On February 13, 2017, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.748 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward‑looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward‑looking statements.  Such forward-looking statements reflect our current view with respect to future events and financial results.

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

Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward‑looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

- iv -

TABLE OF CONTENTS

PART I		1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
B.	Business Overview	16
C.	Organizational Structure	27
D.	Property, Plants and Equipment	27
ITEM 4A.	UNRESOLVED STAFF COMMENTS	27
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
A.	Operating Results	28
B.	Liquidity and Capital Resources	28
C.	Research and Development, Patents and Licenses	40
D.	Trend Information	41
E.	Off-Balance Sheet Arrangements	41
F.	Tabular Disclosure of Contractual Obligations	41
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
A.	Directors and Senior Management	42
B.	Compensation	44
C.	Board Practices	48
D.	Employees	55
E.	Share Ownership	56
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58
A.	Major Shareholders	58
B.	Related Party Transactions	60
ITEM 8.	FINANCIAL INFORMATION	60
A.	Consolidated Statements and Other Financial Information	60
B.	Significant Changes	61
ITEM 9.	THE OFFER AND LISTING	61
A.	Offer and Listing Details	61
B.	Plan of Distribution	62
C.	Markets	62
D.	Selling Shareholders	63
E.	Dilution	63
F.	Expenses of the Issue	63
ITEM 10.	ADDITIONAL INFORMATION	63
A.	Share Capital	63
B.	Memorandum and Articles of Association	63

- v -

- vi -

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016 and 2015, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012, which have also been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Balance Sheet Data:

	December 31,
	2016	2015	2014	2013	2012
	(dollars in thousands)
Working capital (deficiency) (1)	$(1,224)	$203	$11,387	$12,146	$(3,067)
Total assets (1)	57,954	63,158	53,506	49,959	26,111
Current maturities of long term-debt, short-term convertible debt, including current maturities of long-term convertible debt	-	--	--	--	1,934
Contingent purchase consideration	271	2,234	4,262	3,280	--
Warrants and bifurcated conversion feature, and other liabilities presented at fair value	512	719	906	1,093	730
Shareholders’ equity	32,616	38,291	31,157	30,098	9,562
Additional paid-in capital	149,685	144,836	133,931	130,944	110,318

(1) In November 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We chose to early adopt this standard and, consequently, reclassified all of our current deferred tax assets to noncurrent deferred tax assets, which has resulted in a change to previously published figures for the years ended December 31, 2012, 2013 and 2014.

Income Statement Data:

	Year ended December 31,
	2016	2015	2014	2013	2012
	(dollars and share amounts in thousands, except per share data)

Software licenses	$28,653	$26,568	$20,128	$13,364	$14,437
Maintenance and services	25,841	21,600	15,524	11,833	11,042
Total revenues	54,494	48,168	35,652	25,197	25,479

Cost of software licenses	2,143	2,518	890	748	831
Cost of maintenance and services	6,637	4,760	2,431	1,384	1,525
Research and development expenses	13,283	11,139	9,316	7,756	7,748
Selling and marketing expenses	35,089	27,381	19,136	11,793	9,833
General and administrative expenses	4,594	4,857	3,944	3,574	3,024
Impairment of acquisition-related intangible assets	4,122	-	-	-	-

Total operating expenses	65,868	50,655	35,717	25,255	22,961
Operating income (loss)	(11,374)	(2,487)	(65)	(58)	2,518

Financial expenses, net	(54)	(576)	(893)	(627)	(1,241)
Income (loss) before taxes on income	(11,428)	(3,063)	(958)	(685)	1,277
Income tax benefit (taxes on income)	735	(546)	(734)	56	209

Net income (loss)	(10,693)	(3,609)	(1,692)	(629)	1,486
Basic net income /(loss) per share	$(0.64)	$(0.22)	$(0.11)	$(0.05)	$0.14
Weighted average number of shares used in computing basic net income / (loss) per share	16,739	16,183	15,024	11,474	10,716

Diluted net income /(loss) per share	$(0.64)	$(0.22)	$(0.11)	$(0.05)	$0.12
Weighted average number of shares used in computing diluted net income / (loss) per share	16,739	16,183	15,024	11,474	12,311

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

We incurred operating losses in the past, including operating losses of approximately $11.4 million and $2.5 million in the fiscal years ended December 31, 2016 and 2015, respectively. Our ability to achieve and sustain profitability in the future depends in part on the rate of growth of, and changes in technology trends in, our market; the global economy; our ability to develop new products and technologies in a timely manner; the competitive position of our products; our ability to manage our operating expenses; and other factors and risks, some of which are described in this annual report. We may also seek to increase our operating expenses and make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. For example, our operating expenses increased from approximately $10.1 million in the fiscal year ended December 31, 2010 to approximately $65.9 million in the fiscal year ended December 31, 2016, whereas our revenues rose at a lower pace during such years, from approximately $10.1 million in 2010 to approximately $54.5 million in 2016. As such, there can be no assurance that we will be able to achieve or sustain profitable operations in the future.

We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be adversely affected.

We have increased our number of full-time employees from 161 at December 31, 2014 to 235 at December 31, 2016 and have increased our revenue from approximately $35.7 million in 2014 to approximately $54.5 million in 2016. This growth and expansion has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to continue to expand our overall business and customer base and, to a lesser extent, our headcount and operations. Continued growth increases the challenges involved in various ways, including the development of our internal administrative infrastructure; our ability to recruit, train and retain sufficient skilled personnel; the management of our international operations and the risks associated therewith; and effectively managing our expenses related to any future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and our financial results could be negatively impacted.

Our business and operating results depend in part on the successful and timely implementation of our third party partner solutions.

We rely on our strategic partners to extend the functionality and facilitate the wider adoption of our software solutions. Specifically, our software solutions, which are designed to enable access, sharing, replication, consolidation, distribution and usage analytics of data across heterogeneous enterprise platforms, organizations and the cloud, are often licensed or incorporated as part of a broader offering through our strategic partners.  For example, when one of our strategic partners introduces our Attunity Replicate solution to a customer who is considering such partner's data warehouse or Hadoop solution, our sale of Attunity Replicate to that customer will likely depend on our partner's successful sale and implementation of the data warehouse solution to that customer. As a result, our revenue and financial results depend in part on the timely and successful implementation of our partners' solutions. To the extent our partners' deliverables are not met in a timely manner or at all, our business and operating results could be adversely affected.

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

Our business and operating results may be adversely affected by competition.

The markets for our software products are intensely competitive and, particularly in the file replication and application release automation, or ARA, markets, also fragmented. Competition in our industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. In addition, we may compete with new entrants introducing new competing solutions, some of which may be superior or disruptive to ours, including open source offerings of competing solutions. In the fields of ARA, web deployment and enterprise file replication, we also compete with existing providers of open source and freeware solutions, which are substantially less expensive than our solutions.  We anticipate continued growth and competition in the software products market. In the past, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration market in particular. For example, in December 2013, International Business Machines Corporation, or IBM, acquired Aspera, Inc., which engages, among other things, in the sale of managed file transfer, or MFT, solutions. If this trend of consolidation and mergers in our market resumes, it may result in stronger competition by larger companies that threaten our market positioning.

Our existing and potential competitors, such as the EPI-USE Group, or EPI-USE; IBM; Informatica Corporation, or Informatica; Oracle Corporation, or Oracle (through GoldenGate); SAP; and WhereScape, who compete with different products or services we offer, may offer or be able to develop software products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We face risks associated with acquisition of businesses and technologies.

We completed the acquisitions of Appfluent, Hayes and RepliWeb in March 2015, December 2013 and September 2011, respectively, and, in November 2014, we acquired BIReady's data warehouse automation technology and certain related assets. As part of our growth strategy, we may continue to evaluate and pursue additional acquisitions of, or significant investments in, other complementary companies or technologies to increase our technological capabilities and expand our product offerings. Acquisitions and the successful integration of new technologies, products, assets or businesses that we have acquired, or will acquire in the future, continue to require, and will require, significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Other risks typically encountered with acquisitions include disruption of our ongoing business; difficulties in integration of the acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation or integration of the acquired technology into our product offerings;  being subject to known or unknown contingent liabilities, including taxes, expenses and litigation costs; and inability to realize expected synergies or other anticipated benefits. We cannot assure you that we will be successful in overcoming these risks or any other problems we may encounter in connection with recent acquisitions or other potential future acquisitions. Our inability to successfully integrate the operations of an acquired business, including a successful implementation of the technologies we acquire, and realize anticipated benefits associated with an acquisition, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions or other strategic transactions may also result in dilution to our existing shareholders if we issue additional equity securities as consideration or partial consideration (as we have done with all of our acquisitions in the past several years) as well as in the incurrence of indebtedness if we borrow funds to finance such transactions. We may also be required to amortize significant amounts of intangible assets or record impairment of goodwill in connection with future acquisitions, such as due to lower sales performance of products that are based on the acquired technology, which would adversely affect our operating results. For example, in 2016, we recorded an impairment charge of $4.1 million, mainly related to amortization of core technology acquired in connection with our acquisition of Appfluent.

Severe global economic conditions may materially adversely affect our business.

Our business and financial condition is affected by global economic conditions and their impact on levels of spending by customers, which may be disproportionately affected by economic downturns. While the global economy has recently shown some improvement in the past couples of years, there are still uncertainties surrounding the strength of the recovery in many regions. For example, in June 2016, the United Kingdom held a referendum in which a majority of voters voted for the United Kingdom to exit the European Union, or Brexit, the announcement of which resulted in significant currency exchange rate fluctuations and volatility in global stock markets. It is expected that the British government will commence negotiations to determine the terms of Brexit. Given the lack of comparable precedent, the implications of Brexit or how such implications might affect us are unclear. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

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

The success of our Visibility products is dependent on the development of, and our ability to penetrate, the market for Hadoop and other open source distributed data platforms.

The market for Hadoop and other open source distributed data platforms is a relatively new and rapidly evolving market. Our future success of selling our Visibility line of products will depend to some extent on Hadoop's ability to penetrate the existing market for open source distributed data platforms, as well as the continued growth, maturity and expansion of the market for other open source distributed data platforms. In particular, the evolving nature of Hadoop technology and architecture, including lack of established standards or practices in the implementation thereof, may cause delays in the development of this market and adoption of technologies and solutions associated therewith. If the market for Hadoop and other open source distributed data platforms fails to grow or expand or decreases in size, our business could be harmed. In addition, even if the market for Hadoop and other open source distributed data platforms continues to grow and develop, the success of our Visibility products is dependent on our ability to penetrate this market, including to demonstrate the advantages and strengths of our Visibility products compared to other solutions. In this respect, we expect that new competitive solutions, which may also have monitoring and analyzing data usage capabilities, will be introduced into this market, which, in turn, could adversely impact the future sales of our Visibility products.

We must develop new products and solutions as well as enhancements and new features to existing products to remain competitive and our future growth will depend upon market acceptance of our products.

We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements, such as the introduction of innovative real time and streaming data integration solutions. The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services.  Our future success and growth will depend upon our ability to address the increasingly sophisticated needs of our customers by, among others:

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

We are based in Israel and generate a material portion of our sales outside the United States.  Our sales outside of the United States accounted for approximately 29%, 25% and 27% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

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

We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

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

As of December 31, 2016, we had cash and cash equivalents of approximately $9.2 million and a $5.0 million line of credit (under which we had $0.65 million outstanding as of that date). Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next 12 months, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements, including acquisitions. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations.  In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

We are subject to risks relating to proprietary rights and risks of infringement.

We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights.  Except for our trademark registrations in the United States, we do not have any other registered trademarks, patents or copyrights.  To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists.  In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

We are not aware that we have infringed any proprietary rights of third parties.  It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights.  It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

•	result in costly litigation;
•	divert management's attention and resources;
•	cause product shipment delays; and
•	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.
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

We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate whether due to tax positions that we have taken regarding filing of various tax returns or in cases where we determined not to file tax returns. In particular, not all of the tax returns of our operations are final and may be subject to further audit and assessment by the applicable tax authorities. There can be no assurance that the applicable tax authorities will accept our tax positions. In such event, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected. For example, in February 2017, we reached an agreement with the Israeli Tax Authority, or the ITA, related to the ITA's examination of income tax returns of RepliWeb Ltd., our subsidiary, for 2011 through 2014, whereby we agreed to pay approximately $430,000 in connection with certain internal organizational changes we executed in RepliWeb Ltd.

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

In addition, our operating results reflect seasonal trends. We have often recognized a substantial portion of our revenues in the fourth quarter ending December 31 and, within each quarter, often in the last month, or even weeks or days, of a quarter.   This is primarily because many customers of ours tend to make greater capital expenditures towards the end of their own fiscal years, thereby increasing our sales for the fourth quarter. We expect to continue to be affected by such trends in the future, including the relatively lower sales that we typically experience in the first quarter ending March 31, mainly as a result of reduced sales activity during the beginning of the calendar year following the increased purchase activity of our customers in the fourth quarter. Since our expense levels are relatively fixed in the short term, if revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

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

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse effect on our results of operations.  We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues and expenses are generated in other currencies such as the Euro and the GBP. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. In addition, a material portion of our expenses, principally salaries and related personnel expenses, are paid in NIS.  For instance, during 2013, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses. If the NIS strengthens against the dollar, as it did in 2013, the dollar value of our Israeli expenses will increase. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

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

Although our internal control over financial reporting was considered effective as of December 31, 2016, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. For example, the closing sale price of our ordinary shares on the NASDAQ Stock Market LLC on August 10, 2015 was $15.82, compared with $8.75 on February 28, 2017, the last trading day before filing this annual report. Numerous factors, many of which are beyond our control, may cause our market price and trade volume to fluctuate and decrease in the future, including the following factors:

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

As of February 13, 2017, our directors and executive officers beneficially own approximately 18.13% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares and/or substantial future sales of our ordinary shares may depress our share price.

As of February 13, 2017, we had approximately 16.9 million ordinary shares issued and outstanding and approximately 2.3 million of additional ordinary shares which are issuable upon exercise of outstanding stock options and vesting of outstanding restricted share units, or RSUs, granted to our employees. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price.

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

Our shareholder rights plan, provisions of our articles of association and of Israeli law and the terms of compensation of some of our senior management may delay, prevent or make difficult an acquisition of us, which could depress the price of our shares.

In June 2016, we have adopted a shareholder bonus rights plan, or the rights plan, in order to encourage anyone seeking to acquire us to negotiate with our Board of Directors prior to attempting a takeover. While the rights plan, which is currently scheduled to expire on June 30, 2017, is designed to guard against coercive or unfair tactics to gain control of us, the rights plan may have the effect of making more difficult or delaying any attempts by others to obtain control of us. In addition, the provisions in our articles of association relating to the submission of shareholder proposals for shareholders meetings, and requiring a special majority vote in order to amend certain provisions of our articles of association relating to such proposals as well as to the election and removal of directors, may have the effect of delaying or making an acquisition of our Company more difficult. In addition, provisions of Israeli corporate and tax laws, including the ability of our Board of Directors to extend the term of the rights plan without further shareholder approval, may have the effect of delaying, preventing or making an acquisition of our Company more difficult. For example, under the Israeli Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our executive officers and certain other key employees are entitled to certain benefits in connection with a change of control of the Company. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

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

Because we received grants from the Israel Innovation Authority, we are subject to ongoing restrictions.

We have in the past received royalty-bearing grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy), or the IAA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984 (formerly known as the Law for Encouragement of Research and Development in the Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. Although we have no further obligation to pay royalties to the IIA in respect of sales of our products, the terms of the IIA’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. Pursuant to the R&D Law, any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, or serves as a director or the chief executive officer of our Company, is generally required to undertake to observe the law governing the grant programs of the IIA, some of the principal restrictions of which are the transferability limits described above. The IIA may establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.

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

A. History and Development of the Company

Corporate History and Details

Attunity Ltd. was incorporated under the laws of the State of Israel under the name "I.S.G. Software Industries Ltd." in 1988 as a company limited by shares. We changed our name to "ISG International Software Group Ltd." in 1992 and to our current name in October 2000.

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

Recent Major Business Developments

Below is a summary of the major business developments in Attunity since January 1, 2016:

•
On July 19, 2016, we announced that we entered into a technology license agreement with a global corporation, which has chosen Attunity Replicate for Hadoop as a strategic technology to enable large-scale data ingest for its corporate data lake and for customer analytics projects, for total consideration of approximately $4 million as license and maintenance and support fees over a period of 3 years.

•	On June 8, 2016, we announced that our Board of Directors has adopted the rights plan. We clarified that the rights plan was not adopted in response to any specific takeover offer.

For a discussion of our principal capital expenditures and divestitures, see Item 5.B “Operating and Financial Review and Prospects –Liquidity and Capital Resources –Principal Capital Expenditure and Divestitures.”

B. Business Overview

Overview

We are a leading provider of data integration and Big Data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations, and the cloud.

We offer software solutions for the Big Data, data warehousing, database, SAP and cloud markets. These solutions include data replication and ingest (Attunity Replicate, change data capture (CDC) and Attunity Gold Client Solutions), test data management (Attunity Gold Client Solutions), data connectivity (Attunity Connect), enterprise file replication (Attunity RepliWeb), managed-file-transfer (Attunity MFT), data warehouse automation (Attunity Compose), data usage analytics (Attunity Visibility) and cloud data delivery (Attunity CloudBeam).

Our software solutions benefit our customers’ businesses by simplifying and accelerating the  availability of data where and when needed, efficiently and in real-time, across the maze of heterogeneous systems making up today’s information technology (IT) environment. Our software is commonly used for projects such as data warehousing, Hadoop, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution, and cloud initiatives.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of moving and managing data to, from, and between today’s information systems and enable the use of enterprise information where and when needed. Our software includes products for real-time data integration (including data and file replication); data warehouse automation, data usage analytics and test data management. In addition, we offer a software as a service, or SaaS, based platform with a portfolio of services to enable cloud data loading and replication.

Over the years, our Company and products have also won a number of awards for ingenuity, performance and innovation, including the following recent awards:

•
In December 2016, Attunity Visibility was recognized by Database Trends and Applications (DBTA) magazine among its fourth annual list of trend-setting products in data management and analysis for 2017;

•	In September 2016, DBTA recognized Attunity as a “Top 50 Big Data Company”;

•	In August 2016, Gartner recognized Attunity as a Challenger in its 2016 Magic Quadrant for Data Integration Tools;

•	In August 2016, Attunity Replicate was chosen the “Best Change Data Capture Solution” in the 2016 DBTA Readers’ Choice Awards; and

•	In June 2016, Silicon Review Magazine recognized Attunity as an “Innovative Company to Watch”.

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

The Market Opportunity and Our Solutions

We believe that the world of IT data infrastructure is undergoing a significant change, one that enables very large information assets to be stored, analyzed and made accessible in a timely manner, reaching more users through more applications and devices. This new paradigm in information access requires support for agile data integration, efficient and real-time capture of data as it changes, and the ability to manage very large quantities of datasets, to which we refer as Big Data. Consequently, our main focus and strategy is to strengthen our position as a leading provider of Big Data management software solutions, including real-time data integration, replication and distribution, data warehouse automation, data usage analytics, and test data management.

In 2009, we expanded our product offering to target the data replication market, an important segment of the data integration market that enables the real-time availability and consistency of data across heterogeneous databases. Specifically, we focused on what we called operational data replication software solutions, which are designed to make information available to support operational business intelligence. We have since expanded on our technology to support a variety of mission-critical data initiatives.

Based on, among other things, market studies and inputs from our customers, partners and prospects, we believe that the need for heterogeneous data integration and replication will continue to increase with the adoption of Big Data, cloud computing and Hadoop, as organizations increasingly manage data both in on-premises data centers and in cloud-based systems. In this respect, we focus, through our internal research and development activities as well as acquisitions, on high-speed bulk data transfer and CDC capabilities to support both environments. For example, in March 2015, we acquired Appfluent in order to expand our Big Data offering with data usage analytics for Big Data environments, including data warehousing and Hadoop, designed to allow customers to understand their data usage and processing workload to optimize cost and performance.

We believe that our suite of software solutions and services responds to the market need we identified by providing the following key benefits:

•	our solutions allow organizations to deliver data efficiently, in real-time, and at scale to support a variety of analytic solutions, including Big Data analytics;

•
our solutions simplify the growing, complex maze of different database and data warehouse systems, platforms, versions and hardware, on-premises and in the cloud, reducing the costs of interconnectivity and opening up the opportunity for new and more valuable cross-system applications;

•
our solutions empower organizations to manage a broad range of data sources, across diverse and hybrid environments, including enterprise data centers and the cloud, and throughout commercially-relevant business applications and computing environments;

•
our solutions enable real-time availability as well as faster preparation and modeling of data required to support business intelligence and analytics, a requirement that is now an enabler for improved efficiencies and competitive advantage; and

•
our solutions enable customers to understand how they use and process data across data warehouses and Hadoop, which allows them to optimize the cost and performance of their evolving Big Data environments.

Our Strategy

The key elements of our strategy to achieve our objectives include:

•
Extend our Product Leadership. Our flexible, open and standards-based architecture extends integration opportunities into more data sources, business applications and enterprise computing environments, including cloud computing. Our goal is to provide the most comprehensive and reliable suite of data optimization, automation and availability software solutions for enterprise data centers and cloud environments that provide data usage analytics and accelerate information access and movement, improve system uptime and reduce operational overhead and complexities.

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

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that use it in their data centers and cloud environments to enable Big Data analytics, data integration, data warehousing and business intelligence, file replication and test data management. We believe that our software is well positioned to meet the new and fast-growing markets of Big Data and cloud computing (including cloud data warehousing, analytics, Hadoop, cloud data archiving and disaster recovery), adding value to customers with new solutions as these markets evolve, like replication to the SAP market. We intend to capitalize upon these opportunities by marketing our software and services to companies with real-time information needs.

•
Increase Penetration of Our Existing Customer Base. Over the years, our software solutions were licensed to over 2,500 customers worldwide and that base continues to grow. This large installed base affords us the opportunity for cross-selling our expanded product offering and future software solutions.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software solutions as complementary products to the products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners such as Amazon Web Service (AWS); Google Inc., or Google; Hortonworks, Inc., or Hortonworks; HP Inc., or HP; IBM; Microsoft; Oracle; SAP and Teradata, where our software is sold as a complementary product to their product line, or embedded within their own products. We plan to extend our existing strategic relationships and develop new alliances (such as in the Hadoop market) with leading global software providers, equipment manufacturers, application service providers, systems integrators and VARs, in order to extend the functionality of our software and increase sales. Doing so will also allow us to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

•
Pursue Strategic Acquisitions and Investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our software products and service offerings.  For instance, in March 2015, we acquired Appfluent in order to expand our Big Data offering with data usage analytics for Big Data environments, including data warehousing and Hadoop.

Our Products

Our software offering currently consists of the following key products:

Attunity Replicate

Attunity Replicate is a high-performance and easy-to-use data replication and ingest software, which we believe enables organizations to accelerate and reduce the costs of delivering, sharing and ensuring the availability of data, including Big Data, for meeting business operations, analytics and business intelligence needs. Using Attunity Replicate, organizations can load data efficiently and quickly to operational data stores, data warehouses, data lakes and Hadoop; create copies of production databases to enable operational reporting; offload queries from operational systems to reduce load and impact; facilitate zero-downtime migrations and upgrades; and consolidate or distribute data across data sources/centers. Instead of relying on a complex, resource-intensive ETL (Extract/Transform/Load) process which moves data in batches, Attunity Replicate enables ELT (Extract/ Load/Transform) with a simple yet powerful GUI (Graphic User Interface) expediting the traditionally-slow process of data provisioning. In addition, when Attunity Replicate is sold with our information flow management capabilities (formerly within our stand-alone Attunity Maestro product which was initially launched in April 2014), it also offers an enterprise-class information flow management and automation platform, integrating mission-critical data. The key features of Attunity Replicate are:

•	Complete automation and optimized high-performance database replication and loading, including database schema, data and changes;

·	Simplified user experience delivering a “Click-2-Replicate” solution, which means it allows the user to simplify and automate the implementation of end-to-end data replication with drag-and-drop ease;

•	Universal and heterogeneous replication supporting many types of source and target systems, including databases, data warehouses, Big Data platforms, and cloud services; and

•	Central monitoring and management for Attunity products (if sold with our information flow management features).

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

Attunity Visibility

Attunity Visibility is a software that provides data usage analytics for Big Data environments, including data warehousing and Hadoop. It is designed to provide visibility into usage and processing workloads of enterprise data, including insight into business activity and resource consumption across heterogeneous analytic data platforms. This capability optimizes the cost and performance of the customers’ evolving Big Data environments. The key features of Attunity Visibility are:

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

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

Attunity Compose

Attunity Compose is a data warehouse automation software that we believe accelerates and simplifies the process of designing, generating and populating enterprise data warehouses and data marts. By supporting the entire lifecycle of data warehousing through agile automation, Attunity Compose helps to eliminate the traditionally complex, manual tasks of preparing data for BI and Big Data analytics and their inherent dependency on substantial ETL development resources. The key features of Attunity Compose are:

•	Model-driven solution for managing the process of building a data warehouse;

•	Automated generation of data warehouse and data marts structures;

•	Automated generation of ETL processing, optimized for each supported data warehouse;

•	Automated maintenance and change management; and

•	Support for various data warehouses including Teradata, Oracle/Exadata, IBM Netezza, SQL Server, as well as cloud data warehouses such as Amazon Redshift.

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

Direct Sales. Our direct sales operations are maintained through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel. Our direct field force (including marketing, sales, technical pre-sales and support personnel) as of December 31, 2016 was comprised of a total of 107 persons, of which 78 persons were in North America; 26 persons were in Europe, the Middle East and Africa; and 3 persons were in the Asia-Pacific region. By comparison, our direct field force (including marketing, sales, technical pre-sales and support personnel) as of December 31, 2015 was comprised of a total of 101 persons.

Indirect Sales. In several countries in Europe, South and Central America as well as in China, Japan, Singapore, South Korea and Taiwan, we distribute our products through independent distributors. In addition, over the course of the past several years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors, resellers, VARs, OEMs, system integrators and managed service providers and other business partners, including leading global-class partners such as AWS, Google, Hortonworks, HP, IBM, Microsoft, Oracle, SAP and Teradata. While we view our partnerships with these OEMs and other business partners as strategic, sales through indirect channels represented less than 25% of our license revenues in each of the past three years.

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

Seasonality

Our business is subject to seasonal trends. We have often recognized a substantial portion of our revenues in the fourth quarter ending December 31 and, within each quarter, often in the last month, or even weeks or days, of a quarter.  This is primarily because many customers of ours tend to make greater capital expenditures towards the end of their own fiscal years, thereby increasing our sales for the fourth quarter. We expect to continue to be affected by such trends in the future, including the relatively lower sales that we typically experience in the first quarter ending March 31, mainly as a result of reduced sales activity during the beginning of the calendar year following the increased purchase activity of our customers in the fourth quarter.

Customers

Our products are sold, directly and indirectly, primarily to large and medium-size enterprises engaged in all areas of industry, including  financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry, including governmental and public institutions. As described under “Sales and Marketing” above, our products are also sold indirectly through a number of business partners, including world-class OEM partners and regional resellers.

For the years ended December 31, 2016 and 2014, no single customer accounted for more than 10% of the Company's total revenues. For the year ended December 31, 2015, one of our customers accounted for approximately 12.6% of our revenues.

In the past three years, a substantial majority of our license revenues were derived from our connectivity and data replication products. The balance of license revenues were derived from our SAP test data management solutions as well as file transfer and replication products and, starting 2015, also from our Attunity Visibility product.

In the past three years, a substantial majority of our maintenance and services revenues were derived from our connectivity and data replication products (including Attunity Gold Client Solutions) as well as from maintenance of our file replication products.

In terms of geographic markets in the past three years, a substantial majority of our revenues were from sales in North America (71% in 2016) and Europe (21% in 2016).

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

In 2015, we identified a trend, which continued in 2016, whereby large enterprises are accelerating the deployment of data across new platforms with increasing need for software solutions that can enable Hadoop, NoSQL and SQL technologies to work together and be deployed seamlessly in the public cloud, private cloud or an on-premises infrastructure. We anticipate continued growth and competition in this market and, consequently, the entrance of new competitors into the market or intensified competition. These new entrants may introduce new competing solutions, some of which may be superior or even disruptive to ours, including open source offerings of competing solutions.  For example, in 2015, Oracle introduced new solutions for integrating Big Data, and Informatica, which was acquired by private equity firms in 2015, introduced a new software platform to address the new Big Data platforms. Furthermore, future consolidation and mergers in our market may result in stronger competition by larger companies that threatens our market positioning.

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

Enterprise File Replication (EFR): Our competitors in the EFR market include the major platform vendors such as Microsoft, IBM and HP; the large storage management vendors such as EMC, CA Inc. and Symantec; mid-tier replication vendors such as Vision Solutions, Inc.; and other providers of open source and freeware solutions. The larger commercial vendors have strong visibility and penetration with storage management processes such as de-duplication and archival processes. The open source and freeware solutions offer significant cost benefits compared to our and other commercial solutions. However, we believe our EFR solution is competitive in its ability to reliably manage massive file/folder structures, its ability to address organizations with large numbers of server endpoint connected over WAN links, and our low total cost of ownership.

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

Intellectual Property Rights and Software Protection

Except for our trademark registrations in the United States, we do not have any other registered trademarks, patents or copyrights.  To protect our software, documentation and other written materials, we primarily rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our proprietary rights in our products. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. In addition, our employees and independent contractors are generally required to sign non‑disclosure agreements.

We have obtained trademark registrations in the U.S. for, among others, Attunity, Attunity Connect, Attunity Replicate, RepliWeb, Gold Client and Appfluent.

We believe that copyright protection, which generally applies whether or not a license agreement exists, is sufficient to protect our proprietary rights in our products. We do not currently own any registered copyrights. Our policy is for our customers to sign non‑transferable software license agreements providing contractual protection against unauthorized use of the software. Preventing the unauthorized use of software is difficult, and unauthorized software use is a persistent problem in the software industry.  However, we believe that, because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support and professional services provided by us.

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

Grants from the IIA

The Government of Israel encourages research and development projects through grants from the IIA pursuant to the R&D Law.  Under the terms of these grants, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

We have not received IIA grants since 2000 and, since 2006, we have not had any liability to pay royalties to the IIA.  Nevertheless, the R&D Law provides that know-how developed under an approved research and development program or rights associated with such know-how (1) may not be transferred to third parties in Israel without the approval of the IIA (such approval is not required for the sale or export of any products resulting from such research or development) and (2) may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the IIA’s prior approval, which approval, if any, may  generally be obtained, in the following cases: (a) the grant recipient pays a portion of the sale price paid in consideration for such IIA-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest), (b) the grant recipient receives know-how from a third party in exchange for its IIA know-how, or (c) such transfer of IIA-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law also imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new non-Israeli interested party to undertake to the IIA to comply with the R&D Law.  In addition, the rules of the IIA may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the R&D Law.

A major amendment to the R&D Law became effective on January 1, 2016. This amendment may create uncertainty in respect of the terms of our existing and/or future IIA programs and incentives we may be eligible for as it empowers a new authority, the IIA, established under the R&D Law to issue new guidelines in connection therewith (pursuant to this amendment, the IIA is to be established by July 28, 2018 and the said guidelines are to be adopted within a year thereafter).

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

Israel. Our executive offices, including research and development facilities, are located in the industrial park of Kfar Saba, Israel. We lease approximately 18,385 square feet of office space pursuant to a lease that expires in February 2018 and may be extended for two additional periods of three years each.  The aggregate annual rent for our Israeli facilities was approximately $590,000 and $570,000 in each of 2016 and 2015, respectively. We provided our Israeli office lessor with a bank guarantee in the amount of approximately $430,000 to secure our obligations under the lease.

North America. We lease approximately 12,487 square feet of office space in Burlington, Massachusetts; approximately 2,500 square feet of office space in Coconut Creek, Florida; approximately 4,300 square feet of office space in Buffalo Grove, Illinois; and approximately 550 square feet of office space in Newport Beach, California. The aggregate annual rent of these facilities was approximately $585,000 in 2016, compared with $461,000 in 2015.

Other Locations. We lease an aggregate of approximately 1,400 square feet of office space in Chertsey, England and approximately 1,760 square feet of office space in Hong Kong. The aggregate annual rent for these premises was approximately $366,000 in 2016, compared with $316,000 in 2015.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this annual report.

A. Operating Results

Overview

We were founded in 1988 and became a public company in the United States in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of data integration and Big Data management software solutions that enable availability, delivery~~,~~ and management of data across heterogeneous enterprise platforms, organizations, and the cloud.

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

Executive Summary

2016 Highlights

In 2016, our total revenues increased by 13% to approximately $54.5 million, compared with $48.2 million in 2015. Our total revenues were comprised of:

•
License revenues that increased by 8% to $28.7 million in 2016, compared with $26.6 million in 2015. The increase in license revenues mainly resulted from increased demand for our Attunity Replicate solution, including our Attunity Replicate solution for Hadoop, which was partially offset mainly by a decrease in sales of Attunity Visibility; and

•
Maintenance and services revenues that increased by 20% to $25.8 million, compared with $21.6 million in 2015. The increase is primarily due to (1) license revenues generated throughout 2015 that contributed to higher maintenance revenues in 2016, and (2) an increase in service revenues as larger implementations required additional professional services.

Due to increased expenses, as described below, our operating loss for 2016 was approximately $11.4 million, compared with $2.5 million for 2015.

Our operating loss contributed to a net loss of $10.7 million, or ($0.64) per diluted share, in 2016, compared with $3.6 million, or ($0.22) per diluted share, in 2015.

We had cash and cash equivalents of approximately $9.2 million as of December 31, 2016, compared with $12.5 million as of December 31, 2015. This decrease in our cash position is mainly attributable to earn-out payments of, in the aggregate $1.9 million, that we made to Hayes’ former shareholders and to cash used in operating activities of $0.8 million.

Our shareholders’ equity decreased to $32.6 million as of December 31, 2016, compared to $38.3 million as of December 31, 2015.

2017 Outlook

We identified the following key trends that we believe will continue to influence our market and the demand for our software solutions:

•
The adoption of Hadoop across a variety of industries is growing rapidly worldwide. Organizations are adding it to their IT environments to enable large scale and cost-effective processing of Big Data, as well as to archive and store less-used data in more economical storage / infrastructure tiers. Likewise, the demand for data integration and loading solutions that support Hadoop and its technology ecosystem is increasing.

•
Big Data is a key target market for Attunity given our ability to enable large scale data ingest for data lakes and analytics, as well as analyze data usage across Big Data systems. Our solutions facilitate the process of feeding data efficiently and in a managed way from a large volume of data sources, as well as empowering customers to make informed decisions about where to place data across data warehouses and Hadoop platforms.

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

In 2017, we intend to continue to invest in sales and marketing, developing and marketing new solutions and products, such as Replicate for SAP, and enhancing existing solutions and products, including support for new partner solutions and markets. We believe that this strategy will enable us to support continued sales growth and enhance market acceptance for our offerings.

Our ability to continue our growth and achieve profitability depends, in part, on the global economy and the growth rates and changes in technology trends in industries in which we operate, as well as the level of market acceptance of our solutions. As such, our results may be adversely affected if there is an economic slowdown, a decrease in the overall market’s IT spending, a reduction in the capital expenditures by companies in our target markets or a failure of our new products to achieve market recognition.

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

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, we evaluate our estimates and judgments, including, but not limited to those related to (1) revenue recognition; (2) stock-based compensation; (3) liabilities presented at fair value; (4) provisions for income taxes; (5) goodwill; and (6) intangible assets. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Under different assumptions or conditions, actual results may differ from these estimates.

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

We determine that persuasive evidence of an arrangement exists with respect to a customer when we have a purchase order from the customer, and a written contract or an approved quote, which is signed by both us and the customer (documentation is dependent on the business practice for each type of customer).

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

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our share price on the date of grant as well as other assumptions, including the estimated volatility of our share price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon U.S. Treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our ordinary shares in order to estimate future share price trends. The expected term of options granted is derived from the historical option exercises, post-vesting cancellations, and estimates concerning future exercises and cancellations for vested and unvested options that remain outstanding. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

Liabilities Presented at Fair Value. The Plenus Right (see Item 10.C “Material Contracts – Plenus Loan” and Note 7 to our consolidated financial statements) is considered as a derivative and classified as liability in accordance with ASC No. 815-40, “Contracts in Entity’s Own Equity”, or ASC No. 815-40, and is marked to market at each reporting date. As of December 31, 2016 and 2015, the liability associated with the Plenus Right amounted to $512,000 and $719,000, respectively.

We determined the fair value of the Plenus Right taking into account data provided by a third-party valuation specialist who assisted us in estimating the probability of occurrence of events triggering the exercisability of such right and used the Binomial model for options valuation; however, we are ultimately responsible for determining the value. In the model: (1) the fair value is affected by our share price on the date of measurement as well as other assumptions, including the estimated volatility of our share price over the term of this instrument; and (2) the risk-free interest rate assumption is based upon U.S. Treasury interest rates appropriate for the term of this instrument. We use the historical volatility of our ordinary shares in order to estimate future share price trends and our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

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

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest.

We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2016 and 2015 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes and the discussion under "We may be required to pay additional taxes due to tax positions that we undertook" in  Item 3.D. "Risk Factors" above.

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

Goodwill. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment at least annually, typically on October 31st of each year, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We operate in one operating segment and this segment comprises the only reporting unit. We test goodwill using the two-step goodwill impairment process in accordance with ASC No. 350, “Intangibles-Goodwill and Other”. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step will be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.  During 2016, 2015 and 2014, no impairment of goodwill has been identified.

Intangible assets. Intangible assets consist of core technology, customer relationships and non-competition agreements. We review intangible assets carrying amount whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2016, we recorded a $4.1 million impairment charge on acquisition-related intangible assets. This impairment was based upon forecasted discounted cash flows which took into account reduced sales trends of products that are based on the Appfluent technology. During 2015, and 2014, no impairment of intangible assets has been identified. See Note 2(h) to our consolidated financial statements for additional information on accounting of intangible assets.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", which amends the existing accounting standards for revenue recognition. The FASB has recently issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. We are currently evaluating the timing and method of adoption of the new revenue standard and also the impact that the new revenue standard will have on our consolidated financial statements and related disclosures.

For information with respect to ASU No. 2014-09 and other recent accounting pronouncements, see Note 2(u) to our consolidated financial statements included in this annual report.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2016, 2015 and 2014, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

On March 18, 2015, we completed the acquisition of Appfluent. As a result of this transaction, the revenues and expenses of Appfluent are consolidated with our results of operations starting March 18, 2015. See Note 3 to our consolidated financial statements included in this annual report.

	Year Ended December 31, (dollars in thousands)
	2016		2015		2014
Software licenses	53%	$28,653	55%	$26,568	56%	$20,128
Maintenance and services	47%	25,841	45%	21,600	44%	15,524
Total Revenues	100%	54,494	100%	48,168	100%	35,652
Operating expenses:
Cost of software licenses	4%	2,143	5%	2,518	2%	890
Cost of maintenance and services	12%	6,637	10%	4,760	7%	2,431
Research and development	24%	13,283	23%	11,139	26%	9,316
Selling and marketing	64%	35,089	57%	27,381	54%	19,136
General and administrative	8%	4,594	10%	4,857	11%	3,944
Impairment of acquisition-related intangible assets	8%	4,122	-	-	-	-
Total operating expenses	121%	65,868	105%	50,655	100%	35,717
Operating loss	(21)%	(11,374)	(5)%	(2,487)	*	(65)
Financial expenses, net	*	(54)	1%	(576)	3%	(893)
Loss before taxes on income	(21)%	(11,428)	(6)%	(3,063)	(3)%	(958)
Income tax benefit (taxes on income)	1%	735	1%	(546)	2%	(734)
Net loss	(20)%	$(10,693)	(7)%	$(3,609)	(5)%	$(1,692)

                * Less than 1%

 Comparison of Years Ended December 31, 2016, 2015 and 2014

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

The following table provides a breakdown of our revenues by type of revenues, relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2016		2015		2014		Percent change 2016 vs. 2015	Percent change 2015 vs. 2014
Software licenses	$28,653	53%	$26,568	55%	$20,128	56%	8%	32%
Maintenance and services	25,841	47%	21,600	45%	15,524	44%	20%	39%
Total	$54,494	100%	$48,168	100%	$35,652	100%	13%	35%

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues), relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2016		2015		2014		Percent change 2016 vs. 2015	Percent change 2015 vs. 2014
North America	$38,769	71%	$36,236	75%	$25,993	74%	7%	39%
Europe	11,342	21%	7,795	16%	6,085	17%	46%	28%
APAC	3,337	6%	2,838	6%	2,227	6%	18%	27%
Israel	535	1%	662	2%	817	2%	(19)%	(19)%
Other	511	1%	637	1%	530	1%	(20)%	20%
Total	$54,494	100%	$48,168	100%	$35,652	100%	13%	35%

In 2016, our total revenues increased by 13% to approximately $54.5 million, compared with $48.2 million in 2015. Total revenues were comprised of:

•
License revenues that increased by 8% to $28.7 million in 2016, compared with $26.6 million in 2015. The increase in license revenues mainly resulted from increased demand for our Attunity Replicate solution, including our Attunity Replicate solution for Hadoop, which was partially offset mainly by a decrease in sales of Attunity Visibility; and

•
Maintenance and services revenues that increased by 20% to $25.8 million, compared with $21.6 million in 2015. The increase is primarily due to (1) license revenues generated throughout 2015 that contributed to higher maintenance revenues in 2016, and (2) an increase in service revenues as larger implementations required additional professional services.

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

While our revenues increased between 2014 and 2016 primarily in North America (from approximately $26.0 million in 2014 to $38.8 million in 2016) and in the EMEA (Europe, the Middle East and Africa) region (from approximately $6.1 million in 2014 to $11.3 million in 2016), we believe the change in our revenues is primarily related to the aforesaid factors, rather than a specific demand for our products in any region.

 Cost of Revenues.  Cost of software license revenues consists of amortization of core technology acquired. Cost of maintenance and services consists primarily of salaries of employees performing the maintenance and consulting services and related overhead.

The following table sets forth a breakdown of our cost of revenues between license and maintenance and services for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2016	2015	2014	Percent change 2016 vs. 2015	Percent change 2015 vs. 2014
Cost of software licenses	$2,143	$2,518	$890	(15)%	183%
Cost of maintenance and services	6,637	4,760	2,431	39%	96%
Total	$8,780	$7,278	$3,321	21%	119%

Our cost of revenues increased to approximately $8.8 million in 2016 from approximately $7.3 million in 2015. This increase is mainly due to an increase of employee related compensation of approximately $1.5 million mainly due to an increase in professional services and support personnel, which was partially offset by a decrease of approximately $0.4 million associated with amortization of core technology acquired in connection with our acquisitions of Appfluent, Hayes and BIReady. The headcount of customer support personnel, including professional services personnel, increased (1) from 33 at the end of 2015 to 37 at the end of 2016 and (2) on an average basis, from an average of 30 during 2015 to an average of 36 during 2016.

Our cost of revenues increased to approximately $7.3 million in 2015 from approximately $3.3 million in 2014. This increase is mainly due to (1) an increase of employee related compensation of approximately $2.1 million mainly due to an increase in professional services personnel, and (2) an increase of approximately $1.6 million associated with amortization of core technology acquired in connection with our acquisitions of Appfluent, Hayes and BIReady. The headcount of customer support personnel and professional services personnel, increased (1) from 19 at the end of 2014 to 33 at the end of 2015 and (2) on an average basis, from an average of 17 during 2014 to an average of 30 during 2015.

Operating Expenses. The following table sets forth a breakdown of our operating expenses (excluding cost of revenues) for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2016	2015	2014	Percent change 2016 vs. 2015	Percent change 2015 vs. 2014
Research and development	$13,283	$11,139	$9,316	19%	20%
Selling and marketing	35,089	27,381	19,136	28%	43%
General and administrative	4,594	4,857	3,944	(5)%	23%
Impairment of acquisition-related intangible assets	4,122	-	-	N/A	N/A
Total	$57,088	$43,377	$32,396	32%	34%

Research and Development.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs.

Total R&D costs increased by approximately 19% from $11.1 million in 2015 to $13.3 million in 2016. This increase is mainly due to an increase of approximately $1.7 million in our employee salaries and benefits expenses, and equity-based compensation. The headcount of R&D personnel increased (1) from 80 at the end of 2015 to 82 at the end of 2016 and (2) on an average basis, from an average of 76 during 2015 to an average of 83 during 2016.

Total R&D costs increased by approximately 20% from $9.3 million in 2014 to $11.1 million in 2015. This increase is mainly due to (1) the contribution of Appfluent to our R&D costs of approximately $1.2 million and (2) an increase of approximately $0.6 million in our employee related costs and equity-based compensation. The headcount of R&D personnel increased (1) from 63 at the end of 2014 to 80 at the end of 2015 and (2) on an average basis, from an average of 61 during 2014 to an average of 76 during 2015.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs.

Selling and marketing expenses increased by approximately 28% to $35.1 million in 2016 from $27.4 million in 2015. This increase is primarily due to (1) an increase of approximately $3.2 million in costs related to the expansion of our sales and marketing teams, consistent with the strategy to increase our global footprint, (2) increased sales commission expenses (due to higher revenues) of approximately $2.0 million, (3) a net gain of $1.8 million recorded in 2015 due to a reversal of the previously accrued milestone-based contingent payment to Appfluent former shareholders, (4) an approximately $0.4 million increase in equity-based compensation, and (5) additional investment in marketing activities of approximately $0.3 million. Our sales and marketing teams' headcount increased (1) from 102 employees as of December 31, 2015 to 104 employees as of December 31, 2016 and (2) on an average basis, from an average of 92 during 2015 to an average of 107 during 2016.

Selling and marketing expenses increased by approximately 43% to $27.4 million in 2015 from $19.1 million in 2014. This increase is primarily due to (1) an increase of approximately $4.8 million in costs related to the expansion of our sales and marketing teams, consistent with the strategy to increase our global footprint, (2) additional investment in marketing activities, such as trade shows, seminars and marketing programs, of approximately $1.1 million to support this expansion, (3) the contribution of Appfluent to our selling and marketing expenses of approximately $2.2 million of additional expenses, (4) an increase of $1.0 million in travel and rent expenses, and (5) an increase in equity-based compensation expenses of approximately $0.8 million. The increase in sales and marketing expenses was partially offset by $2.1 million related to the change in fair value of previously accrued milestone-based contingent payments. Our sales and marketing teams' headcount increased (1) from 70 employees as of December 31, 2014 to 102 employees as of December 31, 2015 and (2) on an average basis, from an average of 63 during 2014 to an average of 92 during 2015.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for finance, general management and administration personnel, and legal, audit, and other administrative costs.

General and administrative expenses decreased by approximately 5% to $4.6 million in 2016 from $4.9 million in 2015. The decrease is primarily attributable to expenses of approximately $0.6 million, mainly associated with the acquisition of Appfluent, incurred in 2015, which was partially offset by an increase in equity-based compensation expenses of approximately $0.3 million.

General and administrative expenses increased by approximately 23% to $4.9 million in 2015 from $3.9 million in 2014. The increase is primarily attributable to (1) a one-time increase in corporate and legal expenses, mainly associated with the acquisition of Appfluent, of approximately $0.6 million and (2) an increase in equity-based compensation expenses of approximately $0.3 million.

Operating Loss.  Based on the foregoing, our operating loss increased from $2.5 million in 2015 to approximately $11.4 million in 2016. In 2014, we had an operating loss of $65,000.

 Financial Expenses, Net. In 2016, we had net financial expenses of $54,000 compared to approximately $576,000 in 2015. This decrease is attributed mainly to a decrease of accretion of contingent obligation related to (1) the acquisition of Hayes, which was paid in 2016 and (2) the acquisition of Appfluent, due to a reversal of the previously accrued milestone-based contingent payment to Appfluent former shareholders in December 2015.

In 2015, we had net financial expenses of $576,000 compared to approximately $893,000 in 2014. This decrease is attributed mainly to a decrease of accretion of contingent obligation related to the acquisition of Hayes which was paid in 2015.

Taxes on Income. Income tax benefit in 2016 was $735,000, compared with taxes on income of $546,000 in 2015 and $734,000 in 2014. The change between 2015 and 2016 is mainly attributed to a reduction in a deferred tax liability on acquisition-related intangible assets, following the $4.1 million impairment charge we recorded in 2016 in connection with the acquisition of Appfluent, which led to a tax benefit recorded in 2016. The decrease between 2014 and 2015 is mainly due to an increase in tax benefit on deferred tax liabilities on intangible assets related to our acquisition of Appfluent, which was partially offset by an increase in the taxable income of our U.S. subsidiaries.

For additional details regarding our income taxes, see also note 11 to our consolidated financial statements included elsewhere in this annual report, the discussion under "We may be required to pay additional taxes due to tax positions that we undertook" in  Item 3.D. "Risk Factors" above and “Item 10E – Taxation – Israeli Tax Considerations” below.

Impact of Currency Fluctuations and of Inflation

Our financial results may be negatively impacted by foreign currency fluctuations and inflation.

Except as set forth below, foreign currency fluctuations and the rate of inflation did not have a material impact on our financial results in the past three years.

In 2016, the devaluation of the dollar in relation to the NIS decreased the dollar reporting value of our operating expenses by approximately $0.2 million compared with 2015. Since the beginning of 2014, we have been engaged in several currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements. As of December 31, 2016 and 2015, the fair value of our outstanding forward and cylinder contracts amounted to approximately ($7,000) and ($62,000), respectively.

For additional details, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” below.

B. Liquidity and Capital Resources

In the past several years, we financed our operations primarily through cash generated by operations and short-term loans. In November 2013, we also raised net proceeds of approximately $18.0 million in a public offering of our ordinary shares and, as described below, in July 2015 we also secured a short-term line of credit, which was extended for additional one-year period ending in July 2017.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. Cash and cash equivalents are held primarily in dollars and NIS.

Principal Financing Activities

In the past two years, we have engaged in the following principal financing activities:

Credit Line. In July 2015, we secured a short-term line of credit of approximately $5.0 million from an Israeli bank, which line of credit we extended in August 2016 for an additional one-year period ending in July 2017. Draws, if any, under the credit line will bear interest of the monthly LIBOR plus 3.25%. As of December 31, 2016, approximately $0.65 million of the line of credit is used by the bank as collateral to secure the Company's obligations under our Israeli office lease agreement and for hedging transactions. To secure the credit line, we agreed, among other things, to grant the bank a first priority floating charge on all of our assets.  We refer to the agreements relating to such charges as the "Security Agreements". The Security Agreements contain several restrictive covenants, including customary limitations on our ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase our shares, and subject to specified exceptions, a negative pledge on the assets of some of our subsidiaries.

Working Capital and Cash Flows

As of December 31, 2016, we had $9.2 million in cash and cash equivalents, compared with $12.5 million in cash and cash equivalents as of December 31, 2015. The decrease is mainly attributable to (1) an earn-out payment of $1.9 million we made to Hayes’ former shareholders during 2016, and (2) net cash used in operating activities of $0.8 million.

As of December 31, 2016 and 2015, we did not have any debt to a third party, other than for the credit line used as collateral for the bank as described above. As of December 31, 2016, our deficit in working capital amounted to $1.2 million, compared to a working capital of $0.2 million as of December 31, 2015. The decrease is primarily due to (1) a decrease of $3.3 million in cash and cash equivalents, (2) an increase in deferred revenues of $1.3 million, and (3) an increase in employees and payroll accruals and other accrued expenses of $1.5 million. This decrease was partially offset by (1) an increase of $2.5 million in trade receivables, and (2) a decrease in contingent payment obligations of $1.9 million.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands):

	2016	2015	2014
Net cash (used in) provided by operating activities	$(825)	$4,920	$3,091
Net cash used in investing activities	(456)	(10,597)	(1,624)
Net cash provided by (used in) financing activities	(1,872)	(672)	1,009

In the past three years, we used a significant portion of our cash for acquisitions. In 2016, 2015 and 2014, we paid a total of approximately $2.0 million, $12.5 million and $0.7 million, respectively, as cash consideration (including contingent consideration paid during these years, but excluding consideration payable in ordinary shares) for this purpose (namely, the acquisitions of Appfluent, BIReady and Hayes described elsewhere in this annual report).

Net cash used in operating activities was approximately $825,000 in 2016, compared with net cash provided by operating activities of approximately $4.9 million in 2015 and $3.1 million in 2014. The decrease from 2015 to 2016 is mainly due to (1) an increase of approximately $7.1 million in net loss, and (2) $4.1 million increase in net cash outflow from trade receivables, which was partially offset by a $5.4 million increase in adjustments for non-cash expenses. The increase from 2014 to 2015 is mainly due to (1) $2.3 million increase in net cash inflow from trade receivables, and (2)  $0.9 million increase in adjustments for non-cash expenses, which  was partially offset by an increase of approximately $1.9 million in net loss.

Net cash used in investing activities in 2016 was approximately $0.5 million, compared to $10.6 million in 2015 and $1.6 million in 2014. The change between the years 2014, 2015 and 2016 is mainly attributable to $10.4 million of cash paid in connection with the acquisition of Appfluent in March 2015.

Net cash used in financing activities in 2016 was approximately $1.9 million, compared to $0.7 million in 2015, and compared to net cash provided by financing activities of $1.0 million in 2014. The change between 2016 and 2015 is mainly attributable to a decrease in proceeds from exercise of options. The change between 2015 and 2014 is mainly attributable to the earn-out payments to Hayes' former shareholders in the aggregate amount of $2.1 million in April 2015.

Principal Capital Expenditure and Divestitures

During 2016, our capital expenditures totaled approximately $456,000 (compared to $625,000 during 2015 and $446,000 during 2014), most of which were used for the purchase of computer equipment and software. Other than future capital expenditures in connection with the purchase of computers and licensee software and consistent with the amounts described in 2016, we have no significant capital expenditures in progress. We did not affect any principal divestitures in the past three years.

Outlook

Currently, our principal commitments consist mainly of our lease payments. See also Item 5.F “Tabular Disclosure of Contractual Obligations.”

In light of our cash balances and other factors, including our ability to generate cash from operations, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than the next 12 months.

C. Research and Development, Patents and Licenses, etc.

The software industry is characterized by rapid product changes resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation.  We, through our R&D and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases.  R&D activities for all products principally take place in Israel and Illinois. As of December 31, 2016, we employed 82 persons in R&D compared to 80 persons as of December 31, 2015.

We have committed substantial financial resources to our R&D efforts. During 2016, 2015 and 2014, our R&D expenditures were approximately $13.3 million, $11.1 million and $9.3 million, respectively.

As described in Item 4.B “Information on the Company - Business Overview - Government Regulations,” we participated in the past in programs sponsored by the IIA.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2016:

Contractual Obligations	Payments due by period (dollars in thousands)
	Total	Less than 1 year*	1-2 Years	3-5 Years	More than 5 Years
Severance pay obligation (1)	1,257	--	--	--	--
Operating lease obligations (2)	4,350	1,668	1,220	1,462	--
Contingent payment obligations (3)	271	271	--	--	--
Total (4)	5,878	1,939	1,220	1,462	$--

* For 2017

(1)
Severance payments of $5,027,000 are payable only upon termination, retirement or death of the respective employee. Of this amount, $1,257,000 is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(r) to our consolidated financial statements included elsewhere in this annual report.

(2)	Includes rent expenses of approximately $4,054,000 related to our leased facilities for the next five years.

(3)	Includes the fair value of contingent payment of up to EUR 260,000 (approximately $271,000) in the aggregate, payable in April 2017 to BIReady or its successors.

(4)
As of December 31, 2016, these figures exclude (1) $0.4 million for an accrual for uncertain income tax position under ASC No. 740, “Income Taxes,” because we are unable to reasonably estimate the ultimate amount or timing of settlement of this amount (see Note 11(f) of our consolidated financial statements included elsewhere in this annual report), and (2) $0.5 million for liabilities presented at fair value associated with the Plenus Right because we are unable to reasonably estimate the ultimate amount of, or timing of payment for, such Plenus Right (see Note 7 of our consolidated financial statements included elsewhere in this annual report).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following lists the name, age, principal position and a biographical description of each of our current directors and senior management.

Name	Age	Director Since	Position with the Company
Shimon Alon	67	2004	Chief Executive Officer and Chairman of the Board of Directors
Dror Harel-Elkayam	49	- -	Chief Financial Officer and Secretary
Mel Passarelli	60	- -	Executive Vice President, North American Operations
Erez Zeevi	51	- -	Executive Vice President, Research and Development and Worldwide Support
Paul Kelly	63	- -	Executive Vice President of Sales, EMEA Operations
Itamar Ankorion	43	- -	Chief Marketing Officer
Dov Biran	64	2003	Director
Dan Falk (1) (2)	72	2002	Director
Tali Alush-Aben (1) (2)	53	2008	Outside Director
Ron Zuckerman	59	2004	Director
Gil Weiser (1) (2)	75	2010	Outside Director
___________________
(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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

Itamar Ankorion was appointed as our Chief Marketing Officer in August 2016. He served as our Vice President, Business Development and Corporate Strategy from July 2011 and as our Executive Vice President, Business Development, from April 2015 until August 2016. From 2009 until 2011, he served as our Head of Marketing and Business Development. Previously, Mr. Ankorion held product management and development positions with Attunity, Comverse Network Systems, Bridges for Islands and the Israel Air Force. Mr. Ankorion holds a B.A. degree in computer science and business administration and an M.B.A. degree, both from the Tel Aviv University.

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

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd., and Ormat Technologies, Inc. He holds a B.A. degree in economics and political science and an M.B.A. degree, both from the Hebrew University, Jerusalem.

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

Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members.  Our Board of Directors is currently composed of six directors (including the two outside directors).  Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us. In accordance with the Companies Law, the concurrent office of Mr. Alon as both our Chairman and Chief Executive Officer for a term of three years was approved by our shareholders in December 2016.

Messrs. Alon, Biran, Falk and Zuckerman will serve as directors until our annual general meeting of shareholders in 2017. Ms. Alush-Aben was re-elected as an outside director in December 2014 for an additional three-year term. Mr. Weiser was re-elected as an outside director in December 2016 for an additional three-year term.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which (1) any person referred to above was selected as a director or member of senior management or (2) any director will receive compensation by a third party in connection with his or her candidacy or board service in the Company.

B.	Compensation

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist Attunity to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In December 2016, our shareholders approved the renewal of the compensation policy for our executive officers and directors, or the Compensation Policy. The Compensation Policy was designed to correlate executive compensation with Attunity’s objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2016 - All directors and executive officers as a group, consisting of 11 persons for the year ended December 31, 2016	$2,131,000	$383,000
2015 - All directors and executive officers as a group, consisting of 10 persons for the year ended December 31, 2015	$1,921,000	$318,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2016, we granted to our directors and officers listed in Item 6A above:

•
options to purchase, in the aggregate, 132,278 ordinary shares at a weighted average exercise price per share of $5.66. The options, which vest over a period of three years after the grant date, expire in 2022. The weighted average fair value of these options as of the grant date was $3.00 per option; and

•
98,000 ordinary shares issuable upon the vesting of outstanding RSUs, which vest over a period of three years after the grant date. The weighted average fair value of these RSUs as of the grant date was $8.21 per RSU.

For a discussion of the accounting method and assumptions used in valuation of such options and RSUs, see Note 10 to our consolidated financial statements included elsewhere in this annual report. See also “Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Equity Incentive Plans” below.

Individual Compensation of Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated "office holders" during or with respect to the year ended December 31, 2016. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2016.

Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All Other Compensation (5)	Total

	(Dollars in thousands)
Shimon Alon, Chairman of the Board and Chief Executive Officer	338	151 (6)	521 (7)	168 (8)	1,178
Mel Passarelli, Executive Vice President, North American Operations	200	209	183	61	653
Paul Kelly, Executive Vice President of Sales EMEA	171	183	159	99	612
Itamar Ankorion, Chief Marketing Officer	181	150	172	60	564
Dror Harel-Elkayam, Chief Financial Officer	183	29	215	96	524

*
Since all or part of the compensation may be denominated in currencies other than the dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations. In particular, for purposes of this table, cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.84 per $1.00 and of GBP 1.36 per $1.00, which reflect the average applicable conversion rates for 2016.

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)	Reflects the annual gross salary of the Covered Executive.

(3)
Amounts reported in this column represent annual bonuses, including sales commissions, granted to the Covered Executives based on formulas set forth in their respective employment agreements. Consistent with our Compensation Policy, such bonuses are based upon (i) for the Chief Executive Officer, see footnote 6 below; (ii) for the other executive officers, achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, as well as, in appropriate circumstances, other measurable criteria, and in any event, not to exceed the amount of 250% of annual base salary of such executive, and (iii) with respect to the Chief Financial Officer, the milestones and criteria for the annual bonus consist of several performance metrics (namely, annual revenue and profitability metrics), which are tied to our annual budget and are subject to target thresholds within each metric and ranges of bonus payout.

(4)
Amounts reported in this column represent the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 10(b) to our consolidated financial statements. All of the awards were in the form of stock options (which expire six years after the grant date), RSUs or ordinary shares, and were made pursuant to one of our equity incentive plans.

(5)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (“keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments (including for certain travel related payments), and other benefits and perquisites consistent with Attunity’s guidelines. Unless otherwise indicated herein, all Covered Executives in Israel are entitled (including by virtue of Israeli labor laws), among other things, to (i) a company car and all related expenses, except related taxes; (ii) Company contributions for the benefit of the Covered Executive to (a) our Managers Insurance Policy in the amount of 15.33% of the Covered Executive gross salary (a portion of which is for severance pay, to which the Covered Executive would be entitled), and (b) our Education Fund in the amount of 7.5% of the Covered Executive’s gross salary; (iii) up to 23 days paid vacation per year; (iv) up to 10 days recreation (“Havra’a”) payment a year in an amount normally paid by our Company in accordance with applicable law; (v) a notice period of up to three months prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (vi) certain benefits in connection with a change of control of the Company, such as accelerated vesting of stock options and/or extended period of up to six months of termination.

(6)
Consistent with our Compensation Policy, and as approved by our shareholders, (i) for the year 2016, Mr. Alon was entitled to an annual bonus that will not exceed the NIS equivalent of approximately $230,000 gross (for 100% achievement of the applicable metric) or approximately $323,000 (for overachievement of 120% or more), and (ii) for each of the years 2017 and  2018, Mr. Alon will be entitled to an annual bonus that will not exceed the NIS equivalent of approximately $230,000 gross (for 100% achievement of the applicable metric) or approximately $323,000 (for overachievement of 120% or more). In general, the annual bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestones and criteria for the annual bonus for the years 2015 through 2018, consist of several performance metrics (namely, annual revenue and profitability metrics), which are tied to our annual budget for the applicable year and are subject to target thresholds within each metric and ranges of bonus payout.

(7)
As approved by our shareholders, Mr. Alon was entitled, on the date of the annual meeting of shareholders for each of 2013, 2014, 2015 and 2016, to a grant of options to purchase a number of ordinary shares equal to 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1st of each year, at an exercise price equal to the average market price of the shares in the 30 trading days prior to the applicable grant date. The fair market value of the proposed grant, as measured on the date of the grant, based on Black-Scholes model, may not exceed the NIS equivalent of approximately $1,023,000, or the Cap, which is the equivalent of three times Mr. Alon’s annual base salary per year of vesting, on a linear basis. (i.e., if the fair market value on the applicable grant date exceeds the Cap per year, the number of options will be reduced so that it does not exceed the Cap). Consistent with the foregoing, on December 26, 2013, December 30, 2014, December 30, 2015 and December 29, 2016, we granted Mr. Alon options to purchase 93,338 ordinary shares at an exercise price equal to $8.55 per share, 119,185 ordinary shares at an exercise price equal to $9.87 per share, 129,265 ordinary shares at an exercise price equal to $12.42 per share, and 112,278 ordinary shares at an exercise price equal to $5.67 per share, respectively. One third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events, in accordance with Mr. Alon’s employment agreement.

(8)
In the event of termination of Mr. Alon’s employment for any reason (other than (1) termination by the Company for cause, i.e., in circumstances where he would not be entitled to severance pay under Israeli law, or (2) resignation at any time without providing the Company with the required prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under his employment agreement and he will be entitled to exercise any vested options; however, his options will cease to vest. The employee-employer relationship will not terminate until the end of the adjustment period. Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment, consistent with Attunity’s practices, including a tax gross-up for certain travel related payments.

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

Change of Control Arrangements

Some of our executive officers as well as some of our key employees are entitled to (1) accelerated vesting of the ordinary shares subject to outstanding options and other equity-based grants granted to them in connection with a change in control of the Company and (2) an extended period of up to six months of termination notice in connection with a termination of employment within one year following a change in control of the Company.

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

Outside Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel, such as Attunity, to appoint at least two outside directors. However, effective from April 2016, companies whose shares are traded on specified U.S. stock exchanges, including the NASDAQ, and which do not have a controlling shareholder, such as Attunity, may (but are not required to) elect to opt out of the requirement to maintain outside directors or retain outside directors but opt out of the composition requirements under the Israeli Companies Law with respect to either or both of the audit and compensation committees. After considering this matter, we have decided not to elect to opt out of any such requirements at this time.

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

The initial term of an outside director is three years and he or she may be reelected for up to two additional three-year terms. Thereafter, in a company whose shares are listed for trading on, among others, the NASDAQ Stock Market LLC, such as Attunity, he or she may be reelected by our shareholders for additional periods of up to three years each, if our audit committee and the Board of Directors confirm that, in light of the outside director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an outside director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee or the external director himself or herself proposed their own reelection, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

Under the Companies Law, our Board of Directors is required to appoint an audit committee, which must be comprised of at least three directors, include all of the outside directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman is required to be an outside director. The duties of the audit committee under the Companies Law include, among others, examining flaws in the business management of the company and suggesting remedial measures to the Board of Directors, assessing the Company’s internal audit system and the performance of its internal auditor, and, as more fully described under Item 10.B. below, approval of certain interested party transactions.

Our audit committee has adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, assisting our Board of Directors in overseeing the accounting and financial reporting processes of our Company and audits of our financial statements, including the integrity of our financial statements; compliance with legal and regulatory requirements; our independent public accountants’ appointment, qualifications and independence; the performance of our internal audit function and independent public accountants; finding any defects in the business management of our Company for which purpose the audit committee may consult with our independent auditors and internal auditor and proposing to the Board of Directors ways to correct such defects; approving related-party transactions; and such other duties as may be directed by our Board of Directors or required by applicable law.

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

Our compensation committee has adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the duties and roles assigned to it pursuant to the Companies Law and applicable NASDAQ rules described above; and oversight and administration of our equity based plans.

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

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him or her by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his performance of his or her other duties or personal affairs;

•	refrain from any action that constitutes competition with the company’s business;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

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

Approval of Office Holder Compensation. Pursuant to the Companies Law, every Israeli public company, such as Attunity, must adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the compensation policy.

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law, including exculpation from the duty of care, by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. We also currently maintain directors and officers liability insurance with an aggregate coverage limit of $25 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $140,000.

D. Employees

The following table details certain data on the workforce of Attunity and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2016	2015	2014
Numbers of employees by geographic location
United States	107	109	67
Israel	95	89	75
Europe	28	23	15
Other	5	5	5
Total workforce	235	226	162
Numbers of employees by category of activity
Research and development	82	80	63
Sales and marketing	104	102	70
Customer support and professional services	37	33	19
Management and administrative	12	11	10
Total workforce	235	226	162

The overall increase in our workforce, from 226 employees in 2015 to 235 employees in 2016, was primarily due to the continued expansion of our professional services team to support our customers’ large implementations. The overall increase in our workforce, from 162 employees in 2014 to 235 employees in 2016, was primarily due to (1) the expansion of our sales and marketing personnel and of our professional services team as part of our strategy to increase our global footprint and (2) the addition of personnel associated with the acquisition of Appfluent in March 2015.

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

Our employees are not represented by labor unions.  Nevertheless, with respect to our employees in Israel, certain provisions of the collective bargaining agreements between the ‘Histadrut’ (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) may be applicable to our employees by virtue of an order of the Israeli Ministry of Labor.  These provisions concern mainly the length of the workday, minimum daily wages, insurance for work‑related accidents, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.  In 2016, payments to the National Insurance Institute contributed by us, as the employer, amounted to approximately 6% of wages.

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

In 2003, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which stock options may be granted to employees employed by us or by our affiliates, to permit our Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance (New Version)~~,~~1961, or the Israeli Tax Ordinance. The 2003 Plan had a term of ten years and expired in December 2013, although we still have outstanding options under this plan.

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

             The number of shares reserved for issuance under all of the Equity Plans is currently 4,453,240 ordinary shares. Any options, RSUs or similar awards which are canceled or forfeited before expiration become available for future grants. As of February 13, 2017,136,584 ordinary shares remain available for grant of awards under the Equity Plans.

Grants in 2016

In 2016, we granted (1) options exercisable into 211,903 ordinary shares under the Equity Plans (compared with options exercisable into 559,745 ordinary shares that we granted in 2015), and (2) 317,990 ordinary shares issuable upon the vesting of RSUs (compared with 226,970 ordinary shares issuable upon the vesting of RSUs that were granted during 2015).

Total Outstanding Options and RSUs

The following table sets forth, as of December 31, 2016, the number of options outstanding under our Equity Plans and their respective exercise prices and expiration dates:

Number of outstanding Options	Range of exercise price	Weighted average remaining contractual life (years)

477,527	$1.48 - $5.68	2.41
482,100	$5.72-$10.03	3.31
575,915	$10.06 - $11.32	3.56
367,392	$11.38 - $14.68	4.48

1,902,934 (*)		3.38

(*) Includes 1,323,717 options that are vested and exercisable as of December 31, 2016.

The following table sets forth, as of December 31, 2016, the number of RSUs outstanding under our Equity Plans and their respective weighted average grant date fair value:

RSUs	Number Outstanding	Weighted average grant date fair value
Outstanding at beginning of the year	224,870	$14.68
Granted	317,990	8.05
Vested	(74,029)	14.68
Forfeited	(33,467)	11.42
Outstanding at end of the year	435,364	$10.09

For additional details and a discussion of the accounting method and assumptions used in valuation of such options and RSUs, see Note 10 to our consolidated financial statements included elsewhere in this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, to our knowledge, as of February 13, 2017 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:
	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,681,297	(3)	9.80%
Ron Zuckerman	834,228	(4)(5)	4.94%
Directors and officers as a group (consisting of 11 persons)*	3,177,417	(6)	18.13%

*	Except for Messrs. Alon and Zuckerman, all of our directors and executive officers beneficially own less than 1% of our outstanding shares.

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

(2)
The percentages shown are based on 16,865,363 shares issued and outstanding as of February 13, 2017. This figure of outstanding ordinary shares (i) excludes 444,189 ordinary shares issuable upon the vesting of RSUs and (ii) excludes employee stock options to purchase an aggregate of 1,855,187 ordinary shares at a weighted average exercise price of approximately $ 8.93 per share, with the latest expiration date of these options being January 29, 2023 (of which, options to purchase 1,308,468 of our ordinary shares were exercisable as of February 13, 2017).

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,394,709 ordinary shares; and (ii) 286,588 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.84 to $12.42 per ordinary share. These options expire between December 22, 2017 and December 30, 2021. The business address of Mr. Alon is c/o Attunity Ltd, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

(4)
Mr. Zuckerman is a member of our Board. Includes (i) 800,894 ordinary shares; and (ii) 33,334 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $2.84 to $10.29 per ordinary share. These options expire between December 22, 2017 and December 30, 2020. Excludes the Bonale Shares (see footnote 6 below). The business address of Mr. Zuckerman is c/o Attunity Ltd, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

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

(6)
Includes (i) 2,514,960 ordinary shares; (ii) 632,124 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $2.76 to $12.42 per ordinary share. These options expire between August 8, 2017 and December 30, 2021; and (iii) 30,333 ordinary shares issuable upon the vesting of RSUs.

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

•
On January 14, 2016, Unterberg Capital, LLC and related persons filed a Schedule 13G with the SEC, whereby they reported that they are the beneficial owners of 853,906 ordinary shares, representing 5.18% of our outstanding ordinary shares as of March 1, 2016. On February 13, 2017, Unterberg Capital and related persons filed an amended Schedule 13G with the SEC, whereby they reported that they are the beneficial owners of 682,480 ordinary shares, representing 4.05% of our outstanding ordinary shares as of February 13, 2017.

•	The following table sets forth the beneficial ownership of our ordinary shares by Mr. Alon and Mr. Zuckerman as of April 1, 2014 and February 13, 2017:

	Beneficial Ownership (April 1, 2014)*			Beneficial Ownership (February 13, 2017)**
	Number of Ordinary Shares Beneficially Owned		Percentage	Number of Ordinary Shares Beneficially Owned		Percentage
Shimon Alon	1,637,208	(1)	10.74%	1,681,297	(2)	9.80%
Ron Zuckerman	816,727	(3)	5.48%	834,228	(4)	4.94%

* For details regarding the manner in which we calculate beneficial ownership, see footnote 1 to the table under Item 7A above. The percentages shown are based on 14,849,209 shares issued and outstanding as of April 1, 2014.

** For details regarding the manner in which we calculate beneficial ownership, see footnote 1 to the table under Item 7A above. The percentages shown are based on 16,865,363 shares issued and outstanding as of February 13, 2017.

(1)
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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of February 13, 2017, there were 53 holders of record of our ordinary shares, of which 34 record holders, holding approximately 91% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 87% of our outstanding ordinary shares as of said date).

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

Export Sales

In the year ended December 31, 2016, the amount of our export sales (i.e., sales outside Israel) was approximately $54.0 million, which represents 99% of our total sales.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2016.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Annual Share Price Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the Over-The-Counter Bulletin Board, or OTCBB, through July 25, 2012, and, starting July 26, 2012, on the NASDAQ Stock Market LLC:

Year	High	Low
2012	$9.75	$2.36
2013	$11.22	$4.42
2014	$12.00	$5.83
2015	$16.25	$8.75
2016	$12.52	$4.15

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the NASDAQ Stock Market LLC:

	High	Low
2015
First Quarter	$10.94	$8.75
Second Quarter	$14.20	$9.22
Third Quarter	$16.25	$11.92
Fourth Quarter	$14.25	$10.83
2016
First Quarter	$12.52	$5.47
Second Quarter	$10.12	$4.62
Third Quarter	$10.50	$6.33
Fourth Quarter	$6.94	$4.15
2017
First Quarter (through February 28, 2017)	$9.54	$5.65

Monthly Share Price Information

The following table sets forth, for each of the most recent last six months, the range of high and low sale prices, as applicable, of our ordinary shares on the NASDAQ Stock Market LLC:

Month	High	Low
September 2016	$8.43	$6.33
October 2016	$6.94	$5.70
November 2016	$6.15	$4.15
December 2016	$6.35	$5.17
January 2017	$6.27	$5.65
February 2017	$9.54	$6.26

On February 28, 2017, the last reported closing sale price of our ordinary shares on the NASDAQ Stock Market LLC was $8.75 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the NASDAQ Stock Market LLC from August 16, 2007 through February 22, 2008.  From February 26, 2008 through July 25, 2012, our ordinary shares were quoted on the OTCBB.  Effective July 26, 2012, our ordinary shares were relisted on the NASDAQ Stock Market LLC under the symbol “ATTU.”

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

Rights to share in profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.  See this Item 10.B “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights" above.

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

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel. See also this Item 10.B “Additional Information – Memorandum and Articles of Association –Provisions Restricting Change in Control of Our Company" below.

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

Provisions Restricting Change in Control of Our Company

Except for (1) establishing advance notice and procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings, and (2) requiring a special majority voting in order to amend certain provisions of our articles of association relating to shareholder proposals and election and removal of directors, there are no specific provisions of our memorandum, articles of association or other constituent documents that would have an effect of delaying, deferring or preventing a change in control of Attunity or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, as described below, the rights plan and certain provisions of the Companies Law may have such effect.

On June 8, 2016, our Board of Directors adopted the rights plan. The rights plan is intended to ensure that all of Attunity's shareholders are treated fairly and equitably in the event of an unsolicited takeover attempt and to encourage any potential acquirer to negotiate with our Board of Directors. Pursuant to the rights plan, the Rights~~,~~ were distributed at the rate of one Right for each of the Company's ordinary shares held by shareholders of record as of the close of business on June 17, 2016. The Rights will be exercisable and transferable apart from our ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership (including through derivative securities) of 11% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Until the Rights become exercisable, each Right initially will represent the right to buy one-half of one ordinary share for $70 per share. Subject to certain conditions described in the rights plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled, for a price of $70, to purchase ordinary shares having a market price of  $140 (two times the $70 exercise price), which equals one-half of the market price per share. The Rights will expire on June 30, 2017 and are generally redeemable by the Board of Directors, at $0.001 per Right, at any time until the tenth business day following public disclosure that a person or group has become an Acquiring Person.

The Companies Law also includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its Board of Directors and a vote of the majority of its shares.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

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

Pursuant to the Merger Agreement, we have acquired all of the outstanding shares of Appfluent by way of a merger, with Merger Sub 2 continuing as the surviving entity and an indirect wholly owned subsidiary of us. Under the Merger Agreement, the total consideration was composed of:

•
$10.95 million (subject to working capital adjustments) paid in cash at the closing of the Merger Agreement, or the Closing, of which $1.1 million was held in escrow for one year following the Closing, or the Escrow Amount;

•
$5.65 million which are payable in ordinary shares of the Company, reflecting a $9.71 price per share, or the PPS, such that the Company has issued, at the Closing, approximately 582,000 ordinary shares of the Company, or the Closing Shares, representing approximately 3.6% of our then outstanding shares (on a post-issuance basis), or 3.8% on a pre-issuance basis;

•
$1.4 million which was payable in ordinary shares of the Company based on the PPS, such that the Company issued, 18 months following the Closing, approximately 144,000 ordinary shares of the Company, or the Holdback Shares, representing approximately 0.9% of our then outstanding shares (on both a pre-issuance and post-issuance basis) ; and

•	milestone-based contingent payments for 2015 and 2016, none of which was earned.

The Merger Agreement and related transaction agreements include other customary agreements and covenants, including the following:

•	We have agreed to deploy a $2.0 million retention plan (payable in cash and ordinary shares of the Company) to attract and retain certain key employees of Appfluent;

•
At Closing, we entered into a registration rights agreement with certain Appfluent stockholders, whereby we have undertaken to file up to two Form F-3 registration statements to allow the holders of the Closing Shares and Holdback Shares (as well as the Earnout Shares, if any) to freely resell such shares under the Securities Act, subject to the “lock-up” undertaking described below; and

•	The Closing Shares were subject to a “lock-up” for nine months following the Closing.

The Merger Agreement also includes customary representations and warranties by the parties, which survived the Closing (and, in general, expired on the 18 month anniversary of the Closing), and indemnification provisions whereby the stockholders of Appfluent will indemnify us and the Buyer for damages arising out of breach(es) or inaccuracies of Appfluent’s or Appfluent stockholders’ representations, warranties and covenants subject to certain limitations including, in general, a cap on Appfluent stockholders’ obligation to indemnify us and the Buyer equal to the Escrow Amount, Holdback Shares and 15% of the aforesaid contemplated contingent payments, if any. Similarly, we and the Buyer agreed to indemnify the stockholders of Appfluent for damages arising out of breach(es) or inaccuracies of Attunity’s and Buyer’s representations, warranties and covenants subject to certain limitations including, in general, a cap of $3 million. The Escrow Amount and the Holdback Shares were available to partially secure indemnity claims made by Attunity, if any.

The Closing, which was subject to customary closing conditions, occurred on March 18, 2015.

Microsoft OEM Agreement (CDC)

In December 2010, we entered into an OEM agreement, or the OEM Agreement, with Microsoft. Pursuant to the OEM Agreement, which had an initial term of five (5) years, we agreed to customize and integrate our CDC software into Microsoft’s next version of SQL Server and to provide Microsoft with the associated maintenance services. Global in scope, the OEM Agreement also covers resellers, developers and distributors of Microsoft’s SQL Server. In October 2015, we extended the OEM Agreement until January 2017. In February 2017, we agreed to extend the OEM Agreement by one additional year, until January 2018.

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

General Corporate Tax Structure

Israeli companies are subject to “corporate tax” on their taxable income at the rate of 25% for the 2016 tax year. Under an amendment to the Israeli Tax Ordinance enacted in December 2016, the corporate tax rate decreased to 24% for 2017 and will decrease to 23% for 2018 and thereafter. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Israeli Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident and located in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity in Israel.

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

Tax Benefits and Government Support for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved are deductible over a three‑year period.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Israeli Tax Ordinance, came into force, or the TP Regs. Section 85A of the Israeli Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year, which equated to NIS 803,520 in the 2016 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Tax Ordinance enacted in December 2016, the rate of High Income Tax for 2017 and thereafter will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year).

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

Distributions on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the NASDAQ Stock Market LLC or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the NASDAQ Stock Market LLC, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

We believe that we were not a PFIC for any of our 2008 through 2016 taxable years. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we are not or will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Under the Foreign Account Tax Compliance Act, or FATCA, some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after June 30, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of FATCA on their ownership and disposition of our ordinary shares. See “—Non-U.S. Holders of Ordinary Shares.”

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

FATCA may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under FATCA, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non‑U.S. Holders. FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after June 30, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2017. You should consult your tax advisor regarding FATCA.

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

You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330 or by visiting the SEC’s website at http://www.sec.gov.  The Exchange Act file number for our SEC filings is 0001-20892.

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

As of December 31, 2016, we had cash and cash equivalents of approximately $9.2 million. As of that date, most of such cash and cash equivalents were held in dollars and NIS. The majority of our cash and cash equivalents are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured.

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

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations.  Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Asia Pacific.  As a result, these sales and related expenses are denominated in currencies other than the dollar.  Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and those other currencies. In addition, a significant portion of our operating costs are incurred in NIS.  In the past several years, the NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. However, in 2015 and 2014, with the devaluation of NIS against the dollar, the dollar cost of our Israeli operations decreased.

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the dollar against the most significant currencies for our business, i.e., the NIS, the GBP and the Euro; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2012	2013	2014	2015	2016
NIS	(1.3)%	(6.4)%	12.2%	0.3%	(1.5)%
Euro	(0.4)%	(3.2)%	13.3%	(10.4)%	(3.4)%
GBP	2.5%	(7.5)%	6.2%	(4.9)%	(17.1)%
Israeli Consumer Price Index	1.6%	1.83%	(0.2)%	(1.0)%	(0.2)%

Our operating results may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, predominantly the NIS.  In 2016, the devaluation of the NIS in relation to the dollar decreased the dollar reporting value of our operating expenses by approximately $0.2 million for that year. In 2015 and 2014, the devaluation of the NIS in relation to the dollar decreased the dollar reporting value of our operating expenses by approximately $1.0 million and $0.1 million, respectively. Other than that, foreign currency fluctuations did not have a material impact on our financial results in the past three years.

A devaluation of the NIS in relation to the dollar, as was the case in 2015 and 2014, has the effect of decreasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  For example, an increase of 10% in the value of the NIS relative to the dollar in 2016 would have resulted in a decrease in the dollar reporting value of our operating expenses of approximately $1.3 million for that year. A revaluation of the NIS relative to the dollar also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

During 2016, we engaged in currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements and we may enter into similar transactions in the future. As of December 31, 2016, we had outstanding currency forwards and options in the total amount of approximately $5.0 million to hedge portions of our forecasted expenses denominated in NIS. These forwards and options expire in various dates until November 2017. However, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEMS 12A, 12B AND 12C

Not applicable.

ITEM 12D

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None, except, to the extent applicable, the adoption of the rights plan (see in Item 10B under "Provisions Restricting Change in Control of Our Company").

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer and our chief financial officer, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our chief executive officer and chief financial officer as of December 31, 2016. Based upon that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures are effective as of December 31, 2016.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on such evaluation, our management, including our chief executive officer and chief financial officer, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of December 31, 2016 is effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016, has been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or EY, an independent registered public accounting firm who audited and reported on the consolidated financial statements of the Company for the year ended December 31, 2016.

This annual report includes an attestation report of EY, our registered public accounting firm, regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held on December 29, 2016, our shareholders approved the reappointment of EY as our independent registered public accounting firm until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by EY and the percentage of each of the fees out of the total amount paid to them:

	Year Ended December 31,
	2015		2016
Services Rendered	Fees (in Dollars)	Percentages	Fees (in Dollars)	Percentages

Audit Fees (1)	$257,000	62%	$201,000	79%
Audit-Related Fees (2)	25,000	6%	-	-
Tax Fees (3)	120,700	29%	49,000	19%
All Other Fees (4)	14,200	3%	4,000	2%

Total	$416,900	100%	$254,000	100%

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

None.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.               CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.              CORPORATE GOVERNANCE

  We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Stock Market LLC. As such, we are required to comply with U.S. federal securities laws, including SOX, and the NASDAQ rules, including the NASDAQ corporate governance requirements. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

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

Item 16H.              MINE SAFETY DISCLOSURE

Not applicable.

PART III
ITEM 17.               FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.               FINANCIAL STATEMENTS

ITEM 19.               EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant, as amended and restated ¶ (1)
1.2	Amended and Restated Articles of Association of the Registrant (2)
1.3	Bonus Rights Agreement, dated as of June 7, 2016, between the Registrant and American Stock Transfer & Trust Company, LLC (3)
2.1	Specimen of Ordinary Share Certificate (4)
4.3	2001 Stock Option Plan, as amended (5)
4.4	2003 Israeli Stock Option Plan, as amended (6)
4.5
Loan Agreement dated January 31, 2007 among the Registrant and Plenus Technologies Ltd.; Form of First and Second Warrants to purchase Ordinary Shares issued by the Registrant to Plenus; Floating Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates; and Fixed Charge Agreement dated January 31, 2007 among the Registrant, Plenus and its affiliates (7), as amended by Amendment to the Loan Agreement and Charge Agreements, dated March 30, 2009 (8), and by Amendment No. 2 to the Loan Agreement and Charge Agreements, dated September 4, 2011 (9)

4.6	Form of Indemnification Letter (10)
4.7	Change Data Capture OEM Agreement, dated as of December 14, 2010, by and between Attunity Inc. and Microsoft Corporation (11)
4.8	2012 Stock Incentive Plan (12)
4.9	Compensation Policy for Executive Officers and Directors, as amended (13)
4.10	Agreement and Plan of Merger, dated as of March 5, 2015, by and among the Registrant, Attunity Inc., Appfluent Technology, Inc. and the other signatories thereto (14)
4.11	Registration Rights Agreement, dated as of March 18, 2015, by and among the Registrant and the other signatories thereto (15)
8	List of Subsidiaries of the Registrant*
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350**
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global*
101
The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income (Loss); (iv) Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

________________
(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(2)	Filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(3)	Filed as Exhibit 99.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on June 8, 2016, and incorporated herein by reference
(4)	Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.

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

(8)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(9)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2011, and incorporated herein by reference.
(10)	Filed as Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 14, 2011, and incorporated herein by reference.
(11)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(12)	Filed as Appendix A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 20, 2012, and incorporated herein by reference.
(13)	Filed as Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2015, and incorporated herein by reference.
(14)	Filed as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(15)	Filed as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

¶	Translated from Hebrew

*	Filed herewith.

**	Furnished herewith.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

We have audited the accompanying consolidated balance sheets of Attunity Ltd. and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria), and our report dated February 28, 2017, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
February 28, 2017	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

We have audited Attunity Ltd. and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 of Attunity Ltd. and subsidiaries and our report dated February 28, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
February 28, 2017	A Member of Ernst & Young Global

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,166	$12,522
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2016 and 2015)	7,031	4,524
Other accounts receivable and prepaid expenses	663	639

Total current assets	16,860	17,685

Severance pay fund	3,770	3,513
Property and equipment, net	1,214	1,260
Intangible assets, net	2,778	9,272
Goodwill	30,929	30,844
Deferred taxes	2,248	415
Other assets	155	169

Total long-term assets	41,094	45,473

Total assets	$57,954	$63,158

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2016	2015

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$375	$664
Payment obligation related to acquisitions	271	2,204
Deferred revenues	10,676	9,354
Employees and payroll accruals	4,741	4,012
Accrued expenses and other current liabilities	2,021	1,248

Total current liabilities	18,084	17,482

LONG-TERM LIABILITIES:

Deferred revenues	1,438	1,348
Liability presented at fair value	512	719
Payment obligation related to acquisitions	-	254
Accrued severance pay	5,027	4,746
Other liabilities	277	318

Total long-term liabilities	7,254	7,385

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at December 31, 2016 and 2015; Issued and outstanding 16,841,238 shares at December 31, 2016 and 16,406,243 shares at December 31, 2015	1,921	1,876
Additional paid-in capital	149,685	144,836
Accumulated other comprehensive loss	(1,013)	(1,137)
Accumulated deficit	(117,977)	(107,284)

Total shareholders' equity	32,616	38,291

Total liabilities and shareholders' equity	$57,954	$63,158

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands, except per share data
	Year ended December 31,
	2016	2015	2014

Revenues:
Software licenses	$28,653	$26,568	$20,128
Maintenance and services	25,841	21,600	15,524

Total revenues	54,494	48,168	35,652

Operating expenses:
Cost of software licenses	2,143	2,518	890
Cost of maintenance and services	6,637	4,760	2,431
Research and development	13,283	11,139	9,316
Selling and marketing	35,089	27,381	19,136
General and administrative	4,594	4,857	3,944
Impairment of intangible assets	4,122	-	-

Total operating expenses	65,868	50,655	35,717

Operating loss	(11,374)	(2,487)	(65)

Financial expenses, net	(54)	(576)	(893)

Loss before taxes on income	(11,428)	(3,063)	(958)
Income tax benefit (taxes on income)	735	(546)	(734)

Net loss	$(10,693)	$(3,609)	$(1,692)

Basic and diluted net loss per share	$(0.64)	$(0.22)	$(0.11)

Weighted average number of shares used in computing basic and diluted net loss per share	16,739	16,183	15,024

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Net loss	$(10,693)	$(3,609)	$(1,692)

Other comprehensive income (loss):
Cash flow hedges:
Changes in unrealized (losses) gains	76	(64)	-
Reclassification adjustments for (gains) losses included in net loss	(24)	6	-
Net change	52	(58)	-

Foreign currency translation adjustment	72	(208)	(250)

Net change in accumulated comprehensive loss	124	(266)	(250)

Comprehensive loss	$(10,569)	$(3,875)	$(1,942)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Receipt	Other		Total
	Ordinary Shares		paid-in	on account	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	of shares	Loss	deficit	Equity

Balance as of January 1, 2014	14,527,292	1,677	130,944	81	(621)	(101,983)	30,098

Exercise of warrants and stock options	619,082	70	818	-	-	-	888
Tax benefit related to exercise of stock options	-	-	121	-	-	-	121
Share -based compensation	-	-	1,489	-	-	-	1,489
Receipt on account of shares	167,842	19	62	(81)	-	-	-
Issuance of shares related to Hayes acquisition	61,500	6	497	-	-	-	503
Other comprehensive loss	-	-	-	-	(250)	-	(250)
Net loss	-	-	-	-	-	(1,692)	(1,692)

Balance as of December 31, 2014	15,375,716	1,772	133,931	-	(871)	(103,675)	31,157

Exercise of warrants and stock options	434,477	45	1,119	-	-	-	1,164
Share-based compensation	-	-	2,827	-	-	-	2,827
Issuance of shares related to Appfluent acquisition, including retention plan paid in shares	596,050	59	5,488	-	-	-	5,547
Holdback shares to secure indemnity claims	-	-	1,253	-	-	-	1,253
Tax benefit related to exercise of stock options	-	-	218	-	-	-	218
Other comprehensive loss	-	-	-	-	(266)		(266)
Net loss	-	-	-	-	-	(3,609)	(3,609)

Balance as of December 31, 2015	16,406,243	$1,876	$144,836	-	$(1,137)	$(107,284)	$38,291

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Other		Total
	Ordinary Shares		paid-in	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	Loss	deficit	Equity

Balance as of January 1, 2016	16,406,243	$1,876	$144,836	$(1,137)	$(107,284)	$38,291

Exercise of stock options and vesting of RSUs	182,313	19	270	-	-	289
Share-based compensation	-	-	3,880	-	-	3,880
Issuance of shares related to retention plan associated with acquisition and other share-based compensation	76,616	8	664	-	-	672
Issuance of shares related to BIReady acquisition	31,895	3	221	-	-	224
Issuance of holdback shares to secure indemnity claims	144,171	15	(15)	-	-	-
Tax deficiencies related to exercise of stock options	-	-	(171)	-	-	(171)
Other comprehensive loss	-	-	-	124	-	124
Net loss	-	-	-	-	(10,693)	(10,693)

Balance as of December 31, 2016	16,841,238	1,921	149,685	(1,013)	(117,977)	32,616

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:

Net loss	$(10,693)	$(3,609)	$(1,692)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	493	411	345
Share-based compensation	3,880	2,827	1,489
Retention plan associated with acquisition and other compensation in shares	370	502	-
Impairment of intangible assets	4,122	-	-
Amortization of intangible assets	2,372	2,862	1,215
Accretion of payment obligations related to acquisitions	(8)	477	682
Change in fair value of payment obligations	35	(2,067)	-

Change in:
Accrued severance pay, net	24	184	(46)
Trade receivables	(2,544)	1,512	(767)
Other accounts receivable and prepaid expenses	(29)	(364)	265
Other long-term assets	14	(174)	(1)
Trade payables	(279)	343	(136)
Deferred revenues	1,570	2,533	1,674
Employees and payroll accruals	1,101	635	(187)
Accrued expenses and other current liabilities	594	(202)	782
Liability presented at fair value and other long-term liabilities	(185)	(91)	(187)
Tax deficiencies (benefit) related to exercise of stock options	171	(218)	(121)
Change in deferred taxes, net	(1,833)	(641)	(224)

Net cash provided by (used in) operating activities	(825)	4,920	3,091

Cash flows from investing activities:

Purchase of property and equipment	(456)	(625)	(446)
Decrease (increase) in restricted cash	-	430	(430)
Cash paid in connection with acquisition, net of acquired cash (Note 3)	-	(10,402)	(748)

Net cash used in investing activities	(456)	(10,597)	(1,624)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from financing activities:

Proceeds from exercise of warrants and options	289	1,164	888
Payment of contingent consideration	(1,990)	(2,054)	-
Tax benefit (deficiencies) related to exercise of stock options	(171)	218	121

Net cash provided by (used in) financing activities	(1,872)	(672)	1,009

Foreign currency translation adjustments on cash and cash equivalents	(203)	(88)	2

Increase (decrease) in cash and cash equivalents	(3,356)	(6,437)	2,478
Cash and cash equivalents at the beginning of the year	12,522	18,959	16,481

Cash and cash equivalents at the end of the year	$9,166	$12,522	$18,959

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$653	$1,558	$500

Supplemental disclosure of non-cash investing and financing activities:

Issuance of shares related to acquisition	$224	$6,600	$503

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the "Company" or "Attunity") develops, markets, sells and supports integration and Big Data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations, and the cloud. In addition, the Company provides maintenance, consulting and training for its products.

The Company has wholly-owned subsidiaries mainly in the United States, United Kingdom, Hong-Kong and Israel. The Company's subsidiaries are engaged primarily in sales, marketing and customer service.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to valuation and impairments of goodwill and intangible assets, tax assets and liabilities, fair values of stock-based awards, estimates used in applying the revenue recognition policy related to separation of multiple elements, as well as certain financial instruments classified as liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to reflect certain immaterial adjustments related to a business combination completed in 2015. The reclassification had no effect on previously reported net income, cash flows or shareholders' equity.

c.	Financial statements in U.S. dollars ("dollars"):

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

d.	Principles of consolidation:

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

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Under ASC No. 350, "Intangibles – Goodwill and other" ("ASC No. 350"), goodwill is not amortized but rather is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. In accordance with ASC No. 350, the Company performs an annual impairment test on October 31 of each year.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in one operating segment and this segment comprises the only reporting unit. The Company tests goodwill using the two-step process in accordance with ASC No. 350. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2016, 2015 and 2014, no impairment of goodwill has been identified.

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

In 2016, as a result of reduced sales trends of products based on the technology of Appfluent, a U.S.-based corporation acquired by the Company in March 2015, the Company identified impairment indicators and performed an impairment test on the acquisition-related amortizable intangible for this acquisition. As a result, during the year ended in December, 31 2016, the Company recognized a $3,919 impairment charge on core technology and a $203 impairment loss on customer's relationship. The fair value of these assets was determined in accordance with a forecasted discounted cash flows model, using a discount rate reflecting the risk inherent in the projected cash flows. During the years ended December 31, 2015, and 2014, no impairment of long-lived assets and intangible assets was identified.

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

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest related to unrecognized tax benefits in its taxes on income (income tax benefit).

l.	Revenue recognition:

The Company generates revenues mainly from license fees and sublicense fees for the right to use its software products and maintenance, support, consulting and training services. The Company grants licenses to its products primarily through its direct sales force and indirectly through original equipment manufacturers ("OEMs"), distributors, resellers and value added resellers ("VARs"). The customers, OEMs, distributors, resellers or VARs, as the case may be, are generally considered to be end users for purposes of revenue recognition.

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

As required by ASC No. 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for all the undelivered elements of the arrangement. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Maintenance and support agreements provide customers with rights to unspecified software product updates, if and when available. These services grant the customers on line and telephone access to technical support personnel during the term of the service. The Company recognizes maintenance and support services revenues ratably over the term of the agreement, usually one year.

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

Cost of software licenses is comprised of amortization of core technology acquired. Cost of maintenance and services is comprised mainly of post-sale customer support and professional services personnel.

n.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, foreign exchange contracts and trade receivables.

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

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, Europe and the Far East. The Company performs ongoing credit evaluations of its customers and, through December 31, 2016, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. There were no material bad debt expenses or write-offs recorded for the years ended December 31, 2016, 2015 and 2014.

o.	Accounting for share-based compensation

The Company accounts for share-based compensation in accordance with ASC No. 718, "Compensation - Stock Compensation" ("ASC No. 718"). ASC No. 718 is applicable for stock-based awards exchanged for employees' services and for non-employee directors. Pursuant to ASC No. 718, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense ratably on a straight line basis over the requisite service period, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

ASC No. 718 requires the cash flows resulting from tax deductions in excess of the equity-based compensation costs recognized for those equity-based awards to be classified as financing cash flows. During the years ended December 31, 2016, 2015 and 2014, the Company classified $ (171), $ 218 and $ 121, respectively, of excess tax benefits (deficiencies) from equity-based compensation as financing cash flows.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock options awards. This option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term of options granted is derived from the historical option exercises, post-vesting cancellations, and estimates concerning future exercises and cancellations for vested and unvested options that remain outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically, the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2016, 2015 and 2014 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,
	2016	2015	2014

Dividend yield	0%	0%	0%
Expected volatility	53%	52%	61%
Risk-free interest	1.82%	1.29%	1.24%
Expected life (in years)	5.3	4	4

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

The Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS"). As of December 31, 2016 and 2015, the fair value of the Company's outstanding forward and option contracts amounted to $ 7 and $ 62, respectively, which is included within accrued expenses and other current liabilities in the balance sheets. The Company measured the fair value of these contracts in accordance with ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"), and they were classified as level 2. Net income (loss) from hedging transactions recognized in financial expenses, net during 2016, 2015 and 2014 was $3, ($30) and ($201), respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2016 and 2015, the notional principal amount of the hedging contracts to sell U.S. dollars held by the Company was $4,963 and $6,471, respectively.

The fair value of the Company's outstanding derivative designated as cash flow hedging instruments was recorded as liability of $7 and $58, as of December 31, 2016 and 2015, respectively, which is included within ”Accrued expenses and other current liabilities” in the balance sheet.

The fair value of the Company's outstanding hedging contracts that were not designated as hedging instruments as of December 31, 2016 and 2015 were immaterial.

q.	Basic and diluted net loss per share:

Basic and diluted loss per ordinary share are presented in conformity with ASC No. 260 "Earnings Per Share", for all years presented. Basic loss per ordinary share is computed by dividing the net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period. Diluted loss per ordinary share is computed by dividing the aggregation of the net loss for each reporting period plus additional expense or income that would have been outstanding if potentially dilutive securities had been exercised during the period,  by the weighted average number of ordinary shares outstanding during the period plus any additional ordinary shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

The total number of shares related to the outstanding stock options excluded from the calculation of diluted net loss per share due to their anti-dilutive effect was 1,902,934, 1,974,962 and 1,888,768 for the years ended December 31, 2016, 2015 and 2014, respectively.

r.	Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent monthly salary multiplied by the number of years of employment, as of the balance sheet date. Upon termination by the Company, or other circumstances that are considered as termination under the Severance Pay Law, Israeli employees are generally entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with a severance pay fund, pension policies and by an accrual.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the employee's obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of these policies is recorded as an asset in the Company's balance sheets. The Company's agreements with employees in Israel, who joined the Company after December 1, 2009, are in accordance with Section 14 of the Severance Pay Law, 1963, whereby the Company's contributions for severance pay fully cover its severance liability. Such deposits and related obligations are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been fully paid.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expense for the years ended December 31, 2016, 2015 and 2014 amounted to $ 645, $ 682 and $ 594, respectively.

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

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Comprehensive income:

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

The following table summarizes the changes in accumulated balances of other comprehensive loss for 2016:

	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(58)	$(1,079)	$(1,137)
Other comprehensive gain before reclassifications	76	72	148
Amounts reclassified from accumulated other comprehensive loss into earnings	(24)	-	(24)
Net current period other comprehensive	52	72	124
Ending balance	$(6)	$(1,007)	$(1,013)

u.	Impact of recently issued accounting standard not yet adopted:

1.
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update ("ASU") No. 2016-02, "Leases". The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating this guidance to determine the impact it will have on its consolidated financial statements.

2.
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which amends the existing accounting standards for revenue recognition. The FASB has recently issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The new revenue recognition standard will be effective for the Company in the first quarter of 2018, with the option to adopt it in the first quarter of 2017.

The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (the so-called "full retrospective method"), or retrospectively with the cumulative effect of initially applying the new standard recognized at the date of initial application (the so-called "modified retrospective method"). The Company is currently evaluating the timing and method of adoption of the new revenue standard and also the impact that the standard will have on its consolidated financial statements and related disclosures.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.
In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)", which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this ASU will have on its consolidated financial statements.

4.
In March 2016, the FASB issued ASU No. 2016-09, "Improvements to Employee Share-Based Payment Accounting." This ASU affects entities that issue share-based payment awards to their employees. The ASU is designed to simplify several aspects of accounting for share-based payment award transactions, which include the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. The Company will adopt this ASU on its effective date of January 1, 2017. The Company is currently evaluating the impact that this guidance will have on its consolidated financial statements.

5.
In January 2017, the FASB issued ASU No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.”  This ASU eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the “Step 2 test”) from the goodwill impairment test.  Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the qualitative impairment test is necessary. This new standard should be applied on a prospective basis and the nature of and reason for the change in accounting principle should be disclosed upon transition. The amendments in this update should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements and the timing of adoption.

6.
In 2016, the Company adopted ASU No. 2014-15, "Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern" ("ASU 2014-15"), that provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. The adoption of ASU 2014-15 does not have an impact on the Company's consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS

a.
On March 18, 2015 (in this clause (a), the "Closing Date"), the Company completed, through the Company's wholly owned subsidiary, Attunity Inc., the acquisition of 100% of the shares of Appfluent Technology, Inc., a Delaware corporation ("Appfluent"), a U.S.-based provider of data usage analytics for Big Data environments, including data warehousing and Hadoop. Under the acquisition agreement, the total consideration is composed as follows:

-	$10,997 in cash paid on the Closing date, of which $1,100 was held in escrow for one year following the Closing Date.

-
726,033 ordinary shares of the Company for total fair value of $6,600, out of which 581,862 shares were issued on the Closing Date and 144,171 shares were held-back to secure indemnity claims and were issued on September 19, 2016. The held-back shares were recorded as equity at fair market value of $1,253, taking into account, among other things, the market restrictions on these shares.

-
Milestone-based contingent payments in a total of up to $31,500, payable in 2016 and 2017. The milestone-based contingent payments were based on the Company's revenues recognized from sales of Appfluent products in the period between the Closing Date and December 31, 2015 and during 2016. These milestone-based contingent payments were measured at fair value at the Closing Date in the amount of $1,616. At the end of 2015, the Company recorded a net gain of $1,826 as a reversal of this previously accrued milestone-based contingent payment since the forecast of sales of Appfluent products for 2016 was lower than the revenue target required to be met in order to earn the milestone-based contingent payment. Such gain is included in selling and marketing expenses in the consolidated statement of operation for the year ended December 31, 2015.

In addition, certain key employees of Appfluent were entitled to retention payments in an aggregate amount of $2,000, which was payable in cash over a period of 15 months following the Closing Date and, at the Company's discretion, up to 40% in ordinary shares of the Company based on the average price per share over a 30-day period prior to each applicable payment date.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

During 2015, the Company paid $300 in cash and issued 14,188 ordinary shares of the Company for total fair value of  $200. During 2016, the Company paid $900 in cash and issued 68,616 ordinary shares of the Company for total fair value of $600. Compensation costs recognized in 2016 and 2015 were $744 and $1,256 respectively.

Under business combination accounting principles, the total purchase price was allocated to Appfluent's net tangible and intangible assets based on their estimated fair values. At the Closing Date, the core  technology and customers relationships, amounted to $6,350 and $382, respectively.

b.
On November 14, 2014 (in this clause (b), the "Closing Date"), the Company acquired the technology and certain related assets of BIReady B.V., a Netherlands-based developer of data warehouse automation technology, for EUR 600,000 (approximately $748) in cash, 31,895 ordinary shares of the Company for total fair value of $224, which have been held-back to secure indemnity claims and were issued in February 2016, and an earn-out potential of up to EUR 300,000 (approximately $374) in cash over 2015 and 2016. In connection with this contingent payment consideration, the Company initially recorded at the Closing Date, an estimated liability of $300 ($271 and $292 as of December 31, 2016 and 2015, respectively). The Company paid $48 of the contingent consideration during the year ended December 31, 2016. The total purchase price was allocated to core technology based on its estimated fair value in the amount of $ 1,272, which is amortized on a straight line basis over 5 years.

c.
On December 18, 2013 (in this clause (c), the "Closing Date"), the Company completed, through the Company's wholly owned subsidiary, Attunity Inc., the acquisition of 100% of the shares of Hayes Technology Group, Inc. ("Hayes"), a U.S.-based provider of data replication software solutions for SAP environments. The total consideration was composed as follows:

-	$ 4,500 in cash paid on the Closing Date;

-
185,000 ordinary shares of the Company for total fair value of $ 1,547, out of which 123,500 shares were issued on Closing Date and 61,500 shares were held-back to secure indemnity claims and were issued on December 18, 2014. The held-back shares were recorded at fair market value of $ 503 under purchase obligations and were classified to equity upon issuance of the shares; and

-
Milestone-based contingent payments in a total of up to $ 4,200, out of which up to $ 2,100 is payable in 2015 and up to $ 2,100 is payable in 2016. Contingent payment consideration was measured at fair value at the Closing Date and recorded as a liability on the balance sheet in the amount of $ 3,251 ($0 and $1,942 as of December 31, 2016 and 2015, respectively). The Company paid $1,942 and $2,054 of the contingent consideration during the years ended 2016 and 2015, respectively. Changes in fair value of contingent liability in the amount of ($35) and $241 are included in selling and marketing expenses in the consolidated statement of operation for year ended December 31, 2016 and 2015, respectively.

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

There have been no transfers between fair value measurements levels during the years ended December 31, 2016, 2015 and 2014.

The below table sets forth the Company's assets and liabilities that were measured at fair value as of December 31, 2016 and 2015 by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Liabilities:
Contingent consideration related to acquisitions	$-	$-	$271	$271
Foreign exchange contracts	-	7	-	7
Liability presented at fair value	-	-	512	512

Total liabilities	$-	$7	$783	$790

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Liabilities:
Contingent consideration related to acquisitions	$-	$-	$2,458	$2,458
Foreign exchange contracts	-	62	-	62
Liability presented at fair value	-	-	719	719

Total liabilities	$-	$62	$3,177	$3,239

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2016	$3,177
Cash settlements	(1,990)
Shares settlements	(224)
Revaluation of liability presented at fair value	(207)
Accretion of contingent payment obligations	(8)
Change in fair value of payment obligations	35

Total fair value as of December 31, 2016	$783

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:
Computers and peripheral equipment	$2,203	$1,880
Office furniture and equipment	531	444
Leasehold improvements	473	453

	3,207	2,777

Accumulated depreciation	1,993	1,517

Property and equipment, net	$1,214	$1,260

As for charges on the Company's property and equipment, see Note 8.

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill during the years ended December 31, 2016 and 2015 are as follows:

	December 31,
	2016	2015

Goodwill, beginning of year	$30,844	$17,467
Revaluation related to foreign currency exchange differences	85	(207)
Acquisition of Appfluent	-	13,584

Goodwill, end of year	$30,929	$30,844

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	Weighted average amortization period	December 31,
	(years)	2016	2015
Original amount:
Core technology	4.74	$13,384	$13,384
Customers relationship	5.84	1,981	1,981
Non-competition agreement	4	224	224

		15,589	15,589
Accumulated amortization:
Core technology		6,977	4,834
Customers relationship		1,544	1,371
Non-competition agreement		168	112

		8,689	6,317

Impairment of intangible assets		4,122	-

Other Intangible assets ,net:
Core technology		2,488	8,550
Customers relationship		234	610
Non-competition agreement		56	112

		$2,778	$9,272

The estimated future amortization expense of other intangible assets as of December 31, 2016 for the years ending:

Year ending December 31,
2017	1,346
2018	943
2019	415
Thereafter	74

$2,778

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	LIABILITY PRESENTED AT FAIR VALUE

The Company entered into a Loan Agreement with Plenus Technologies Ltd. ("Plenus" or the "Lender"), on January 31, 2007 (as amended on March 30, 2009 and September 4, 2011, the "Loan Agreement"). According to the Loan Agreement  if, during the period between March 19, 2009 and December 31, 2017, the Company enters into a "Fundamental Transaction" (which is defined in the Loan Agreement to include (i) the acquisition of the Company by means of a merger or other form of corporate reorganization in which 50% or more of the outstanding shares is exchanged for securities or other consideration issued or paid by the acquiring entity, (ii) the sale of all or substantially all of the assets of the Company, or (iii) a transaction or a series of transactions in which a person or entity acquires more than 50% of the outstanding shares of the Company), then the Lender shall be entitled to the following: (i) in the cases of merger or acquisition of shares, an amount equal to 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders, or (ii) in the case of the sale of substantially all of the Company's assets, an amount equal to 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the "aggregate proceeds" shall be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and have not been assumed by the purchaser in such Fundamental Transaction. During such period, the Lender may elect to receive $300 in cash in lieu of such contingent payment right.

The Company accounted for the above mentioned contingent payment right as a liability presented at fair value on the balance sheet which is marked to market at each reporting period. As of December 31, 2016 and December 31, 2015, the liability amounted to $512 and $719, respectively. The fair value of this liability was performed by a third party valuation firm using the Binomial Model for options valuation based on assumptions provided by management.

NOTE 8:-	CHARGES (ASSETS PLEDGED)

In July 2015, the Company secured a short-term line of credit that expires after one year in the amount of $5,000 from an Israeli bank, which was extended in August 2016 for an additional one-year period ending in July 2017. To secure the credit line, the Company granted the bank a first priority floating charge on all of its assets (the agreements relating to such charges, being referred to as the “Security Agreements”). The Security Agreements contain various restrictive covenants, including limitations on the Company's ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase its shares, and subject to specified exceptions, a negative pledge on the assets of some of its subsidiaries. As of December 31, 2016 $645 of the line of credit is used as collateral, mainly to secure the Company's obligations under the office lease agreement and its hedging transactions.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in February 2021. In addition, the Company leases motor vehicles under non-cancelable operating leases for, generally, 3 years. Future minimum commitments under these leases as of December 31, 2016, are as follows:

Year ended December 31,	Operating Leases

2017	$1,668
2018	1,220
2019	786
2020 and after	676

$4,350

b.	Rent expenses under facilities operating leases for the years ended December 31, 2016, 2015 and 2014 were $ 1,541, $ 1,346 and $ 1,146, respectively.

NOTE 10:-	SHAREHOLDERS' EQUITY

a.	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.	Equity Incentive Plans:

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

Under the terms of the Plans, options generally become exercisable ratably over three years of employment, commencing with the date of grant or with the date of hire (for new employees at their first grant). The options generally expire no later than 6 years from the date of the grant, and are non-transferable, except under the laws of succession. Upon exercise of options, the Company issues ordinary shares for each option exercised.

Starting 2015, the Company also grants RSUs to its employees, which generally vest over three years with annual vesting dates.

Under the Plans, 4,453,240 ordinary shares were reserved for issuance of equity-based awards. Options and unvested RSUs that are canceled or forfeited before expiration become available for future grants. During 2016, the Company's Board of Directors approved an increase of 442,350 shares of the Company reserved for issuance under the Plans.  As of December 31, 2016, there were 124,037 ordinary shares reserved and available for future grants.

The following is a summary of the Company's stock options granted under the Plans:

	Year ended December 31, 2016
	Number of options (thousands)	Weighted average exercise price (per share)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (*)

Outstanding at beginning of year	1,975	$8.95	3.98	$5,118
Granted	212	7.27
Exercised	(108)	2.67
Forfeited	(176)	11.33

Outstanding at end of year	1,903	$8.90	3.35	$1,136

Exercisable at end of year	1,324	$8.43	2.72	$1,092

Vested and expected to vest at end of year	1,852	$8.89	3.30	$1,130

(*)	Calculation of aggregate intrinsic value for options outstanding and exercisable is based on the share price of the Company’s ordinary shares as of December 31, 2016 which was $6.0 per share.

The weighted average fair value of options granted during the years ended December 31, 2016, 2015 and 2014 was $3.33, $4.94 and $4.79 per share, respectively.

The weighted average fair value of options vested during the year ended December 31, 2016, 2015 and 2014 was $2.45, $4.80 and $3.30, respectively.

The total intrinsic value of options exercised for the years ended December 31, 2016, 2015, and 2014 was $ 361, $ 3,430, and $ 2,881, respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2016, have been separated into ranges of exercise price per share as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

$1.48 - $5.68	478	2.25	3.62	346	0.82	2.84
$5.72-$10.03	482	3.31	8.72	394	3.17	8.75
$10.06 - $11.32	576	3.56	10.86	430	3.33	10.97
$11.38 - $14.68	367	4.48	12.92	154	4.13	12.98

	1,903	3.35	$8.90	1,324	2.72	$8.43

A summary of the Company’s RSU activities and related information for the year ended December 31, 2016, is as follows:

	Number of RSUs (thousands)	Weighted average grant-date fair value
Outstanding at January 1, 2016	225	$14.68
Granted	318	8.05
Vested	(74)	14.68
Forfeited	(33)	11.42

Non-vested at December 31, 2016	436	$10.09

The weighted average fair value of RSUs granted during 2016 and 2015 was $8.06 and $14.68 per share, respectively.

The allocation of the share-based compensation, including compensation related to a retention plan associated with an acquisition (see also Note 3(b)) and other compensation in shares, is as follows:

	Year ended December 31,
	2016	2015	2014

Cost of maintenance and services	$148	$-	$-
Research and development	1,098	842	440
Selling and marketing	2,011	1,766	636
General and administrative	993	721	413

Total share-based compensation	$4,250	$3,329	$1,489

As of December 31, 2016, there was $ 4,784 of total unrecognized compensation cost related to non-vested share-based compensation that is expected to be recognized over a weighted average period of approximately 1.8 years.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Warrants:

During 2015 and 2014, 19,701 and 78,828 warrants were exercised for proceeds of $10 and $ 38, respectively. During 2015, 7,881 warrants expired.

As of December 31, 2016 and 2015 there were no outstanding warrants to purchase Company’s ordinary shares.

NOTE 11:-	INCOME TAXES

a.	Taxes on income (income tax benefits) are comprised as follows:

	Year ended December 31,
	2016	2015	2014

Deferred tax benefit	$(1,989)	$(777)	$(224)
Current taxes	1,254	1,323	958

	(735)	$546	$734

Domestic	285	$209	$140
Foreign	(1,020)	337	594

	(735)	$546	$734
Domestic taxes:
Current	285	$209	$140
Deferred	-	-	-

	285	209	140
Foreign taxes:
Current	969	1,114	818
Deferred	(1,989)	(777)	(224)

	(1,020)	337	594

Income taxes (income tax benefits)	$(735)	$546	$734

Loss before taxes on income attributable to domestic and foreign operations are as follows:

	Year ended December 31,
	2016	2015	2014

Domestic	$(9,749)	$(4,624)	$(2,540)
Foreign	(1,679)	1,561	1,582

	$(11,428)	$(3,063)	$(958)

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

b.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	December 31,
	2016	2015	2014
Loss before taxes, as reported in the consolidated statements of income	$(11,428)	$(3,063)	$(958)

Statutory tax rate	25.0%	26.5%	26.5%
Theoretical tax benefit on the above amount at the Israeli statutory tax rate	$(2,857)	$(812)	$(254)
State taxes and tax adjustment in respect of different tax rate of foreign subsidiaries	(236)	307	112
Non-deductible expenses and other permanent differences	526	(26)	496
Losses and timing differences for which valuation allowance was provided	1,949	861	288
Utilization of tax losses for which valuation allowance was provided for in prior years	(334)	(14)	(52)
Withholding taxes	96	209	175
Other	121	21	(31)

Actual taxes on income (income tax benefit)	$(735)	$546	$734

c.	Israeli taxation:

The Israeli corporate income tax rate was 25% in 2016 and 26.5% in both 2015 and 2014.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Company and its Israeli subsidiaries have not received final tax assessments since incorporation except that, in accordance with Israeli tax laws, tax returns submitted up to and including the 2012 tax year can be regarded as final. However, following an agreement signed with the Israeli Tax Authority (“ITA”), as described below, RepliWeb Ltd. tax returns up to the 2014 tax year are regarded as final.

Tax loss carryforward:

The Company's tax losses carryforward were approximately $ 50,000 as of December 31, 2016. Such losses can be carried forward indefinitely to offset future taxable income of the Company.

d.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. The U.S. tax returns for the years prior to 2012 are considered final.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2016	2015

Net operating loss carry forwards	$12,979	$14,110
Research and development expenses	2,312	2,242
Employee related accruals	409	441
Deferred revenue and other	1,248	1,012
Total deferred tax asset before valuation allowance	16,948	17,805

Less - valuation allowance	(14,481)	(15,045)

Deferred tax asset	2,467	2,760

Deferred tax liability - Intangible assets and other	(219)	(2,345)

Deferred tax assets, net	$2,248	$415

Domestic:	$-	$-

Foreign:	$2,248	$415

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

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

f.	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2016	2015

Opening balance	$191	$93
Additions for prior years' tax position	103	-
Additions related to the current year	96	113
Reduction of prior years' tax position due to lapse of statute of limitation	-	(15)

Closing balance	$390	$191

Included in accrued expenses and other current liabilities	$182	$40

Included in other long term liabilities	$208	$151

As of December 31, 2016, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2016 and 2015, the Company recorded immaterial expenses for interest and exchange rate differences, net related to prior years' uncertain tax positions. As of December 31, 2016 and 2015, the Company had accrued interest liability related to uncertain tax positions in the amount of $ 43 and $ 39, respectively, which is included in the liability balance.

In February 2017, the Company reached an agreement with the ITA related to the examination of income tax returns for 2011 through 2014 of RepliWeb Ltd., its subsidiary, whereby the Company agreed to pay approximately $430 in connection with certain internal organizational changes the Company executed in RepliWeb Ltd. .

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

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	ENTITY-WIDE DISCLOSURES

Revenues by geographical areas were as follows:

	Year ended December 31,
	2016	2015	2014

North America	$38,769	$36,236	$25,993
Europe	11,342	7,795	6,085
APAC	3,337	2,838	2,227
Israel	535	662	817
Other	511	637	530

	$54,494	$48,168	$35,652

For the year ended December 31, 2015, one of the Company's customers accounted for approximately 12.6% of its revenues. For the years ended December 31, 2016 and 2014, no single customer accounted more than 10% of the Company's total revenues.

All of the Company's long-lived assets are located in Israel apart for assets in insignificant amounts which are located elsewhere.

NOTE 13:-	FINANCIAL EXPENSE, NET

	Year ended December 31,
	2016	2015	2014
Financial income:
Interest	$-	$(3)	$(19)
Revaluation of liability presented at fair value	(207)	(187)	(187)
Accretion of payment obligations related to acquisitions	(35)	-	-
Hedging	(3)	-	-

	(245)	(190)	(206)
Financial expenses:
Interest and bank charges	130	103	124
Hedging	-	30	201
Exchange rate differences, net	142	156	92
Accretion of payment obligations related to acquisitions	27	477	682

	299	766	1,099

	$54	$576	$893

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD

By: /s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated: March 1, 2017