Form 20-F/A
period 2016-12-31
ATTUNITY LTD
filed 2017-03-06
CIK 893821

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

☐ Yes  ☒ No

- ii -

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this "Amendment") to the annual report on Form 20-F for the fiscal year ended December 31, 2016, as filed by Attunity Ltd. (the "Company" or "we") with the Securities and Exchange Commission (the "Commission") on March 1, 2017 (the "Form 20-F"), is being filed solely to correct clerical errors in the dates included in the electronic versions of the audit reports of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global ("EY"), included in the Form 20-F (the "Audit Reports").

Therefore, we are filing this Amendment to our Form 20-F to include the corrected Audit Reports together with the consolidated financial statements to which the Audit Reports were attached in Item 18 of our Form 20-F.  In addition, we are (i) refiling the consent of EY as Exhibit 15.1 and (ii) filing or furnishing, as indicated herein, as Exhibits 12.1, 12.2, 13.1 and 13.2, certain currently dated certifications.

This Amendment speaks as of the date of the initial filing of the Form 20-F and, other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F.

ITEM 18.        FINANCIAL STATEMENTS

Consolidated Financial Statements.

Index to Financial Statements	F-1
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-4 - F-5
Consolidated Statements of Operations	F-6
Consolidated Statements of Comprehensive Income (Loss)	F-7
Statements of Changes in Shareholders’ Equity	F-8 - F-9
Consolidated Statements of Cash Flows	F-10 - F-11
Notes to Consolidated Financial Statements	F-12 - F-36

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria), and our report dated March 1, 2017, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 1, 2017	A Member of Ernst & Young Global

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 of Attunity Ltd. and subsidiaries and our report dated March 1, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 1, 2017	A Member of Ernst & Young Global

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

4.6	Form of Indemnification Letter (10)
4.7	Change Data Capture OEM Agreement, dated as of December 14, 2010, by and between Attunity Inc. and Microsoft Corporation (11)
4.8	2012 Stock Incentive Plan (12)
4.9	Compensation Policy for Executive Officers and Directors, as amended (13)
4.10	Agreement and Plan of Merger, dated as of March 5, 2015, by and among the Registrant, Attunity Inc., Appfluent Technology, Inc. and the other signatories thereto (14)
4.11	Registration Rights Agreement, dated as of March 18, 2015, by and among the Registrant and the other signatories thereto (15)
8	List of Subsidiaries of the Registrant*
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended**
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended**
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350***
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350***
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global**
101
The following financial information from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income (Loss); (iv) Statements of Changes in Shareholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

________________
(1)	Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(2)	Filed as Exhibit 3.2 to the Registrant's Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(3)	Filed as Exhibit 99.2 to the Registrant's Report of Foreign Private Issuer on Form 6-K submitted to the SEC on June 8, 2016, and incorporated herein by reference
(4)	Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.

2

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

(8)	Filed as Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(9)	Filed as Exhibit 4.6 to the Registrant's Annual Report on Form 20-F/A for the year ended December 31, 2011, and incorporated herein by reference.
(10)	Filed as Appendix B to the Registrant's Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 14, 2011, and incorporated herein by reference.
(11)	Filed as Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(12)	Filed as Appendix A to the Registrant's Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 20, 2012, and incorporated herein by reference.
(13)	Filed as Exhibit 4.9 to the Registrant's Annual Report on Form 20-F/A for the year ended December 31, 2015, and incorporated herein by reference.
(14)	Filed as Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.
(15)	Filed as Exhibit 4.12 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

¶	Translated from Hebrew
*	Previously Filed.
**	Filed herewith.
***	Furnished herewith.

3

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD.

By: /s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated:  March 6, 2017

4