Form 20-F
period 2017-12-31
ATTUNITY LTD
filed 2018-03-08
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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
Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, NIS 0.4 par value per share	The Nasdaq Capital Market
Ordinary Share Bonus Rights	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2017): 20,718,468

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☐	Accelerated Filer ☒

Non-Accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

 † The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐Yes  ☒ No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to “Attunity”, the “Company”, “we”, “us”, “our” or the “Registrant” are to Attunity Ltd. and its subsidiaries.

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

•	“APAC” means Asia Pacific region, including countries in the Far East and Australia;

•	“Appfluent” means Appfluent Technology, Inc., a Delaware corporation we acquired in March 2015;

•	“BI” means business intelligence;

•	“Big Data” means very large and complex quantities of datasets that are difficult to process using traditional data processing applications;

•	“BIReady” means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;

•	“CDC” means change data capture, a process that captures and replicates only the changes made to enterprise data sources rather than the entire data sources;

•	“cloud computing” means the use of computing resources, hardware and software, that are generally delivered as a service over the Internet;

•	“Companies Law” or the “Israeli Companies Law” mean the Israeli Companies Law, 5759-1999;

•	“data lake” means a storage framework that holds a vast amount of raw data in its native format until it is needed;

•	“dollars” or “$” means United States dollars;

•	“GBP” means British Pounds;

•	“Hadoop” means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware;

•	“Hayes” means Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013;

•	“NIS” means New Israeli Shekels;

•	“RepliWeb” means RepliWeb Inc., a Delaware corporation we acquired in September 2011; and

•	“SEC” means the United States Securities and Exchange Commission.

We have obtained trademark registrations in the U.S. for, among others, Attunity, Attunity Connect, Attunity Replicate, RepliWeb, Gold Client, and Appfluent Technology; and in the European Union for Gold Client. Unless indicated otherwise by the context, any other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On February 15, 2018, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.525 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this annual report, the statements contained in this annual report contain “forward‑looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws.  Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “continues”, “anticipates”, “intends”, “estimates”, “plans”, “opportunities”, “potential”, “predicts” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could”, or the negative of these words or words of similar import are generally forward-looking in nature and not historical facts.

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

TABLE OF CONTENTS

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
B.	Business Overview	16
C.	Organizational Structure	26
D.	Property, Plants and Equipment	26
ITEM 4A.	UNRESOLVED STAFF COMMENTS	27
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	Operating Results	27
B.	Liquidity and Capital Resources	38
C.	Research and Development, Patents and Licenses	40
D.	Trend Information	40
E.	Off-Balance Sheet Arrangements	40
F.	Tabular Disclosure of Contractual Obligations	40
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
A.	Directors and Senior Management	41
B.	Compensation	43
C.	Board Practices	47
D.	Employees	55
E.	Share Ownership	56
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
A.	Major Shareholders	57
B.	Related Party Transactions	59
ITEM 8.	FINANCIAL INFORMATION	59
A.	Consolidated Statements and Other Financial Information	59
B.	Significant Changes	60
ITEM 9.	THE OFFER AND LISTING	60
A.	Offer and Listing Details	60
B.	Plan of Distribution	61
C.	Markets	61
D.	Selling Shareholders	62
E.	Dilution	62
F.	Expenses of the Issue	62

v

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017 and 2016, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013, which have also been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Balance Sheet Data:

	December 31,
	2017	2016		2015	2014	2013
	(dollars in thousands)
Working capital (deficiency)	$20,242	$(1,224)		$203	$11,387	$12,146
Total assets	80,156	58,046	(1)	63,158	53,506	49,959
Contingent purchase consideration	-	271		2,234	4,262	3,280
Warrants and bifurcated conversion feature, and other liabilities presented at fair value	-	512		719	906	1,093
Shareholders’ equity	51,203	32,708	(1)	38,291	31,157	30,098
Additional paid-in capital	174,693	149,716	(1)	144,836	133,931	130,944

(1) Certain amounts in prior year financial statements have been reclassified to reflect certain adjustments related to the adoption of Accounting Standards Update, or ASU, No. 2016-09, "Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", issued by the Financial Accounting Standards Board, or the FASB. See Note 2(n) to our consolidated financial statements included elsewhere in this annual report.

Income Statement Data:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(dollars and share amounts in thousands, except per share data)

Software licenses	$32,604	$28,653	$26,568	$20,128	$13,364
Maintenance and services	29,494	25,841	21,600	15,524	11,833
Total revenues	62,098	54,494	48,168	35,652	25,197

Cost of software licenses	1,225	2,143	2,518	890	748
Cost of maintenance and services	8,630	6,637	4,760	2,431	1,384
Research and development expenses	14, 010	13,283	11,139	9,316	7,756
Selling and marketing expenses	35,893	35,089	27,381	19,136	11,793
General and administrative expenses	5,196	4,594	4,857	3,944	3,574
Impairment of acquisition-related intangible assets	-	4,122	-	-	-

Total operating expenses	64,954	65,868	50,655	35,717	25,255
Operating loss	(2,856)	(11,374)	(2,487)	(65)	(58)

Financial expenses, net	(101)	(54)	(576)	(893)	(627)
Loss before taxes on income	(2,957)	(11,428)	(3,063)	(958)	(685)
Income tax benefit (taxes on income)	(3,756)	735	(546)	(734)	56

Net loss	$(6,713)	$(10,693)	$(3,609)	$(1,692)	$(629)
Basic and diluted net loss per share	$(0.39)	$(0.64)	$(0.22)	$(0.11)	$(0.05)
Weighted average number of shares used in computing basic and diluted net loss per share	17,264	16,739	16,183	15,024	11,474

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We incurred operating losses in the past, including operating losses of approximately $2.9 million and $11.4 million in the fiscal years ended December 31, 2017 and 2016, respectively. Our ability to achieve and sustain profitability in the future depends in part on the rate of growth of, and changes in technology trends in, our market; the global economy; our ability to develop new products and technologies in a timely manner; the competitive position of our products; our ability to manage our operating expenses; and other factors and risks, some of which are described in this annual report. We may also seek to increase our operating expenses and make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. For example, our operating expenses increased from approximately $25.3 million in the fiscal year ended December 31, 2013 to approximately $65.0 million in the fiscal year ended December 31, 2017, whereas our revenues rose at a lower pace during such years, from approximately $25.2 million in 2013 to approximately $62.1 million in 2017. As such, there can be no assurance that we will be able to achieve or sustain profitable operations in the future.

Our business and operating results depend in part on the successful and timely implementation of our third-party partner solutions.

We rely on our strategic partners, such as Microsoft Corporation, or Microsoft, to extend the functionality and facilitate the wider adoption of our software solutions. Specifically, our software solutions, which are designed to enable access, sharing, replication, consolidation, distribution and usage analytics of data across heterogeneous enterprise platforms, organizations and the cloud, are often licensed or incorporated as part of a broader offering through our strategic partners.  For example, when our Attunity Replicate solution is introduced to a customer who is considering a partner’s data warehouse or Hadoop solution, our sale of Attunity Replicate to that customer will likely depend on our partner’s successful sale and implementation of the data warehouse solution to that customer. As a result, our revenue and financial results depend in part on the timely and successful implementation of our partners’ solutions. To the extent our partners’ deliverables are not met in a timely manner or at all, our business and operating results could be adversely affected.

Our products have a lengthy sales cycle.

Our customers typically use our products to deploy and enable the use of applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers and, at times, the sales cycle for some of our products extends to 12 months. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by our customers, and particularly with respect to the sale of our large-scale solutions, our sales process is often delayed, with little or no control by us over any delays. Our sales cycles can be further extended for sales made through or with the involvement of third-party distributors or partners. We cannot control such delays and cannot control the timing of sales cycles or our sales revenue. Delay in the sales cycles of our products could result in significant fluctuations in our quarterly operating results or difficulty in forecasting revenues for any given period.

Our business and operating results may be adversely affected by competition.

The markets for our software products are intensely competitive. Competition in our industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of which have significantly greater financial, technical and marketing resources than us. In addition, we may compete with new entrants introducing new competing solutions, some of which may be superior or disruptive to ours, including open source offerings of competing solutions. We anticipate continued growth and competition in the software products market. In the past, we have also identified a trend of consolidation in the software industry in general, and in the real-time data integration market in particular, which trend may resume in the future, especially with respect to new entrants.

Our existing and potential competitors, such as the EPI-USE Group, or EPI-USE; International Business Machines Corporation, or IBM; Informatica Corporation, or Informatica; Oracle Corporation, or Oracle (through GoldenGate); and SAP SE, or SAP, which compete with different products or services we offer, may offer or be able to develop software products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We face risks associated with acquisition of businesses and technologies.

As part of our growth strategy, we will continue to evaluate and may pursue acquisitions of, or significant investments in, complementary companies or technologies to increase our technological capabilities and expand our product offerings. For example, we acquired Appfluent in March 2015 and, in November 2014, we acquired BIReady’s data warehouse automation technology and certain related assets. Acquisitions and the successful integration of new technologies, products, assets or businesses that we have acquired, or will acquire in the future, continue to require, and will require, significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Other risks typically encountered with acquisitions include disruption of our ongoing business; difficulties in integration of the acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation or integration of the acquired technology into our product offerings;  being subject to known or unknown contingent liabilities, including taxes, expenses and litigation costs; and inability to realize expected synergies or other anticipated benefits. We cannot assure you that we will be successful in overcoming these risks or any other problems we may encounter in connection with recent acquisitions or other potential future acquisitions. Our inability to successfully integrate the operations of an acquired business, including a successful implementation of the technologies we acquire, and realize anticipated benefits associated with an acquisition, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions or other strategic transactions may also result in dilution to our existing shareholders if we issue additional equity securities as consideration or partial consideration (as we have done with all of our acquisitions in the past several years) as well as in the incurrence of indebtedness if we borrow funds to finance such transactions. We may also be required to amortize significant amounts of intangible assets or record impairment of goodwill in connection with future acquisitions, such as due to lower sales performance of products that are based on the acquired technology, which would adversely affect our operating results. For example, in 2016, we recorded an impairment charge of $4.1 million, mainly related to amortization of core technology acquired in connection with our acquisition of Appfluent.

Changing or severe global economic conditions may materially adversely affect our business.

Our business and financial condition are affected by global economic conditions and their impact on levels of spending by customers, which may be disproportionately affected by economic downturns. While the global economy has improved in recent years, there are still uncertainties surrounding the strength of the recovery in many regions. For example, in June 2016, the United Kingdom held a referendum in which a majority of voters voted for the United Kingdom to exit the European Union, or Brexit, the announcement of which resulted in significant currency exchange rate fluctuations and volatility in global stock markets. The British government has commenced negotiations to determine the terms of Brexit. Given the lack of comparable precedent, the implications of Brexit or how such implications might affect us are unclear. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

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

We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights.  Except for our trademark registrations in the United States and the European Union, we do not have any other registered trademarks, patents or copyrights.  To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists.  In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

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

We are based in Israel and generate a material portion of our sales outside the United States.  Our sales outside of the United States accounted for approximately 26%, 29% and 25% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

•	the impact of the recessionary environments in multiple foreign markets, such as in some European countries;

•	longer receivables collection periods and greater difficulty in accounts receivable collection;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	potential adverse tax consequences;

•	fluctuations in currency exchange rates;

•	political and economic instability; and

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

We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate whether due to tax positions that we have taken regarding filing of various tax returns or in cases where we determined not to file tax returns. In particular, not all of the tax returns of our operations are final and may be subject to further audit and assessment by the applicable tax authorities.  In addition, changes in tax laws and regulations of various countries, such as the recently enacted U.S. Tax Cuts and Jobs Act of 2017, commonly referred to as the U.S. tax reform legislation, may also result in additional tax liabilities or disputes between us and various tax authorities due to tax positions that we will take regarding these new laws and regulations. There can be no assurance that the applicable tax authorities will accept our tax positions. In such event, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected. For example, in February 2017, we reached an agreement with the Israeli Tax Authority, or the ITA, related to the ITA’s examination of income tax returns of RepliWeb for 2011 through 2014, whereby we agreed to pay approximately $440,000 in connection with certain internal organizational changes we executed in RepliWeb.

We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be adversely affected.

We have increased our number of full-time employees from 161 at December 31, 2014 to 256 at December 31, 2017, and during that time our business has also grown. This growth and expansion has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to continue to expand our overall business and customer base and, to a lesser extent, our headcount and operations. Continued growth increases the challenges involved in various ways, including the development of our internal administrative infrastructure; our ability to recruit, train and retain sufficient skilled personnel; the management of our international operations and the risks associated therewith; and effectively managing our expenses related to any future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and our financial results could be negatively impacted.

Our operating results fluctuate significantly and are affected by sales cycles, seasonality and various other factors.

Our quarterly results have fluctuated significantly in the past and may fluctuate significantly in the future.  Our future operating results will depend on many factors, including, but not limited to, the following:

•	the size and timing of significant orders and their timely fulfillment;

•	demand for our products and services, including demand for renewal of maintenance agreements by existing customers;

•	sales cycles (see “Risk Factors—Our products have a lengthy sales cycle”);

•	seasonal trends, as more fully described below;

•	domestic and international economic and political conditions;

•	changes in our pricing policies or those of our competitors;

•	the number, timing and significance of product enhancements;

•	new product announcements by us and our competitors;

•	our ability to successfully market newly acquired products and technologies;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	product life cycles;

•	software bugs and other product quality issues;

•	personnel changes;

•	changes in our strategy;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	the inherent uncertainty in marketing new products or technologies.

In addition, our operating results reflect seasonal trends. We have often recognized a substantial portion of our revenues in the fourth quarter and, within each quarter, often in the last month, or even weeks or days, of a quarter.  This is primarily because many of our customers make greater capital expenditures towards the end of their own fiscal years, thereby increasing our sales for the fourth quarter. We expect to continue to be affected by such trends in the future, including the relatively lower sales that we typically experience in the first quarter, mainly as a result of reduced sales activity during the beginning of the calendar year following the increased purchase activity of our customers in the fourth quarter. Since our expense levels are relatively fixed in the short term, if revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and period-to-period comparisons of our operating results may not necessarily be meaningful. In addition, in some future quarter our operating results may be below the expectations of public market analysts and investors.  In such event, the price of our ordinary shares may be materially adversely affected.

We may need to raise additional capital in the future, which may not be available to us.

As of December 31, 2017, we had cash and cash equivalents of approximately $29.1 million and a $5.0 million line of credit (under which we had $0.58 million outstanding as of that date). Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next 12 months, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements, including acquisitions. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations.  In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

Our financial results may be adversely affected by currency fluctuations.

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse effect on our results of operations.  We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues and expenses are generated in other currencies such as the Euro and the GBP. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. In addition, a material portion of our expenses, principally salaries and related personnel expenses, are paid in NIS.  For instance, during 2017, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses. If the NIS strengthens against the dollar, as it did in 2017, the dollar value of our Israeli expenses will increase. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

We incorporate open source technology in our products, which may expose us to liability and have a material impact on our product development and sales.

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

The success of our Attunity Visibility products is dependent on the development of, and our ability to penetrate, the market for Hadoop and other open source distributed data platforms.

The market for Hadoop and other open source distributed data platforms is a relatively new and rapidly evolving market. Our future success of selling our Attunity Visibility line of products will depend to some extent on Hadoop’s ability to penetrate the existing market for open source distributed data platforms, as well as the continued growth, maturity and expansion of the market for other open source distributed data platforms. In particular, the evolving nature of Hadoop technology and architecture, including lack of established standards or practices in the implementation thereof, may cause delays in the development of this market and adoption of technologies and solutions associated therewith. If the market for Hadoop and other open source distributed data platforms fails to grow or expand or decreases in size, our business could be harmed. In addition, even if the market for Hadoop and other open source distributed data platforms continues to grow and develop, the success of our Attunity Visibility products is dependent on our ability to penetrate this market, including to demonstrate the advantages and strengths of our Attunity Visibility products compared to other solutions. In this respect, we expect that new competitive solutions, which may also have monitoring and analyzing data usage capabilities, will be introduced into this market, which, in turn, could adversely impact the future sales of our Attunity Visibility products.

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

Although our internal control over financial reporting was considered effective as of the end of the last fiscal year, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

Risks Relating to Our Ordinary Shares

The market price of our ordinary shares may fluctuate and could be substantially affected by various factors.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. For example, in 2017, the market price of our ordinary shares on the Nasdaq Capital Market varied between a high price of $9.54 and a low price of $5.65.

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

Low trading volume may also increase the price volatility of our ordinary shares. For example, the daily average trading volume of our ordinary shares on the Nasdaq Capital Market for the three months ended September 30, 2016 was 43,667 shares, compared with a daily average trading volume of 27,738 for the three months ended September 30, 2017. A thin trading market could cause the price of our ordinary shares to fluctuate significantly more than the stock market as a whole. In addition, domestic and international stock markets and electronic trading platforms often experience extreme price and volume fluctuations.  Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could also adversely affect the price of our ordinary shares.

Provisions of our OEM agreements with Microsoft may make an acquisition of us more difficult, which could depress the price of our ordinary shares.

Pursuant to the original equipment manufacturer, or OEM, agreements we entered in 2010 with Microsoft with respect to our CDC and open database connectivity, or ODBC, technologies, Microsoft is entitled to a right of first offer, whereby we are required to notify Microsoft in the event that we wish to sell our Company or sell or grant an exclusive license of the technology underlying the CDC or ODBC products, as the case may be, and, if the offer is accepted by Microsoft, negotiate such transaction with Microsoft, or, if rejected by Microsoft, we may enter into such transaction with a third party only on substantially the same or more favorable terms than the initial offer made by us to Microsoft. Microsoft is also entitled to terminate the OEM agreements under certain circumstances, including upon a change of control of our Company. These provisions, taken as a whole, may have the effect of making an acquisition of our Company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Our directors and executive officers own a substantial percentage of our ordinary shares.

As of February 15, 2018, our directors and executive officers beneficially own approximately 11.18% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares and/or substantial future sales of our ordinary shares may depress our share price.

As of February 15, 2018, we had approximately 20.7 million ordinary shares issued and outstanding and approximately 2.4 million of additional ordinary shares which are issuable upon exercise of outstanding stock options and vesting of outstanding restricted share units, or RSUs, granted to our directors and employees. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price.

If our existing shareholders or holders of our options or RSUs sell substantial amounts of our ordinary shares, the market price of our ordinary shares may be adversely affected. Any substantial sales of our ordinary shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.  Even if there are not a substantial number of sales, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

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

Our shareholder rights plan, which is currently scheduled to expire on June 30, 2018, is intended to encourage anyone seeking to acquire us to negotiate with our Board of Directors prior to attempting a takeover. It is designed to guard against coercive or unfair tactics to gain control of us and may have the effect of making more difficult or delaying any attempts by others to obtain control of us. In addition, the provisions in our articles of association relating to the submission of shareholder proposals for shareholders meetings, and requiring a special majority vote in order to amend certain provisions of our articles of association relating to such proposals as well as to the election and removal of directors, may have the effect of delaying or making an acquisition of our Company more difficult. In addition, provisions of Israeli corporate and tax laws, including the ability of our Board of Directors to extend the term of the rights plan without further shareholder approval, may have the effect of delaying, preventing or making an acquisition of our Company more difficult. For example, under the Israeli Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our executive officers and certain other key employees are entitled to certain benefits in connection with a change of control of the Company. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

We do not intend to pay cash dividends.

Our policy is to retain earnings for use in our business.  We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future.

Risks Relating to Our Operations in Israel

Security, political and economic instability in the Middle East may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region have been experiencing increased political instability, which led to changes in government in some of these countries and the ongoing war in Syria, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future and may also lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability in the region may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Because we received grants from the Israel Innovation Authority, we are subject to ongoing restrictions.

We have in the past received royalty-bearing grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy), or the IIA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984 (formerly known as the Law for Encouragement of Research and Development in the Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. Although we have no further obligation to pay royalties to the IIA in respect of sales of our products, the terms of the IIA’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. Pursuant to the R&D Law, any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, or serves as a director or the chief executive officer of our Company, is generally required to undertake to observe the law governing the grant programs of the IIA, some of the principal restrictions of which are the transferability limits described above. The IIA may establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make. For additional details about grants from the IIA and the restrictions associated therewith, see Item 4.B “Information on the Company – Business Overview – Government Regulations – Grants from the IIA” below.

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

We began operations in 1989 and, when we went public on Nasdaq in December 1992, our principal products were software productivity tools.  In 1993, we acquired Attunity Software Services (1991) Ltd. (formerly known as Meyad Computers Company (1991) Ltd.), which owned a financial and logistic application software package. In 1994, we acquired Attunity Inc. (formerly known as Cortex Inc.), which owned an application generator for enterprise applications. In 1996, we released Attunity Connect® - a universal data and application access product. Since then, we have released various other software products and platforms that are primarily targeted in the provision of information availability solutions that enable access, management, sharing and distribution of data.  In 2011, we acquired RepliWeb, a leading provider of enterprise file replication and managed file transfer (MFT) technologies, and released Attunity Replicate, a high-performance data replication software that enables organizations to accelerate and improve the distribution and sharing of data for enhanced accessibility. In 2013, we raised net proceeds of approximately $18.0 million in a public offering of our ordinary shares and also acquired Hayes, a leading provider of data replication software for the SAP market. In 2015, we acquired Appfluent, a provider of data usage analytics for Big Data environments. In December 2017, we raised net proceeds of approximately $20.8 million in a public offering of our ordinary shares.

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

Recent Major Business Developments

Below is a summary of the major business developments in Attunity since January 1, 2017:

•	In December 2017, we raised net proceeds of approximately $20.8 million in a public offering of our ordinary shares.

•	On November 2, 2017, we announced the appointment of Mark Logan as our Chief Operating Officer, effective November 20, 2017.

•	On November 1, 2017, we announced our expanded strategic partnership with Microsoft for enabling data migration and replication initiatives.

•
On July 27, 2017, we announced that we entered into a multi-million-dollar OEM license agreement with a top information technology company to incorporate Attunity technology to facilitate and drive database and data warehouse migrations.

•	On June 20, 2017, we reported that we amended our shareholder bonus rights plan, such that the expiration date thereof was extended to June 30, 2018, unless earlier redeemed or exchanged.

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

We offer software solutions for the Big Data, data warehousing, database, SAP and cloud markets. These solutions include data replication and ingestion (Attunity Replicate, change data capture (CDC) and Attunity Gold Client Solutions), test data management (Attunity Gold Client Solutions), data connectivity (Attunity Connect), enterprise file replication (Attunity RepliWeb), data warehouse automation (Attunity Compose), data usage analytics (Attunity Visibility) and cloud data delivery (Attunity CloudBeam).

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology (IT) environment. Our software is commonly used for projects such as data warehousing, Hadoop, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution and cloud initiatives.

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

Over the years, our Company and products have also won a number of awards for ingenuity, performance and innovation, including the following recent awards:

•	In December 2017, Attunity Replicate was named a 2018 trend-setting product by Database Trends and Applications (DBTA) for the fourth consecutive year;

•	In September 2017, Attunity was named a 2017 Top 50 Big Data Company for the third consecutive year by DBTA’s Big Data Quarterly Magazine;

•	In August 2017, Gartner recognized Attunity as a Challenger in its 2017 Magic Quadrant for Data Integration Tools;

•	In August 2017, Attunity Replicate won the Best Data Replication Solution in the 2017 DBTA Readers’ Choice Awards; and

•	In May 2017, Attunity was named to DBTA’s 2017 “DBTA 100 – The Companies that Matter Most in Data” List for the fifth consecutive year.

We are not responsible for any of these awards or the entities or publications that award them.

Through direct sales as well as distribution, OEM agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and supply chain.

The Market Opportunity and Our Solutions

We believe that the world of IT data infrastructure is undergoing a significant change, one that attempts to enable very large information assets to be stored, analyzed and made accessible in a timely manner, reaching more users through more applications and devices. This new paradigm in information access requires support for agile data integration, efficient and real-time capture of data as it changes, and the ability to manage very large quantities of datasets, to which we refer as Big Data. Consequently, our main focus and strategy is to strengthen our position as a leading provider of Big Data management software solutions, including real-time data integration, replication and distribution, data warehouse automation, data usage analytics, and test data management. According to Forrester Research, Inc., the global Big Data integrated solutions market generated approximately $1 billion of revenue in 2016 and is projected to grow at a compound annual growth rate of approximately 18% between 2015 and 2019.

In 2009, we expanded our product offering to target the data replication market, an important segment of the data integration market that enables the real-time availability and consistency of data across heterogeneous databases. Specifically, at the time, we focused on what we called operational data replication software solutions, which are designed to make information available to support operational business intelligence. We have since expanded on our technology to support a variety of mission-critical data initiatives, such as cloud data migration.

Based on, among other things, market studies and inputs from our customers, partners and prospects, we believe that the need for heterogeneous data integration and replication will continue to increase with the wider adoption of Big Data, cloud computing and Hadoop.  In this respect, we focus, through our internal research and development activities as well as acquisitions, on high-speed bulk data transfer and CDC capabilities to support all of these environments.

We believe that our suite of software solutions and services responds to the market need we identified by providing the following key benefits:

•
our solutions allow organizations to deliver data efficiently, in real-time, and at scale to support a variety of modern analytic solutions, including Big Data analytics, artificial intelligence (AI), machine learning and the Industrial Internet of Things (IoT);

•
our solutions simplify the growing, complex maze of different database and data warehouse systems, platforms, versions and hardware, on-premises and in the cloud, reducing the costs of interconnectivity and opening up the opportunity for new and more valuable cross-system applications;

•
our solutions empower organizations to migrate a broad range of data sources, across diverse and hybrid environments, including enterprise data centers and the cloud, and throughout commercially-relevant business applications and computing environments;

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

Our Strategy

The key elements of our strategy to achieve our objectives include:

•
Extend our Product Leadership. Our flexible, open and standards-based architecture extends integration opportunities into more data sources, business applications and enterprise computing environments, including cloud computing. Our goal is to provide the most comprehensive and reliable suite of modern data integration software for delivering data and making it ready for use across enterprise analytics and data systems, on premise and in cloud environments.

•
Expand and Capitalize on Our Selling Capabilities. We market and sell our products in the U.S., Europe (including the U.K.), Asia-Pacific regions, the Middle East and Latin America through direct sales, OEM, reseller and distributor channels. We intend to continue to expand our sales channels in those territories and seek to enter into agreements with new OEMs and other indirect channels. Consistent with our strategy to increase our global footprint and strengthen our direct sales capabilities, we have also expanded our sales and marketing teams in the past several years and we intend to capitalize on these sales capabilities, primarily by increasing our penetration and sales of large-scale solutions as well as project-based tactical solutions to larger end-customers.

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that use it in their data centers and cloud environments to enable Big Data analytics, data integration, data warehousing and business intelligence, file replication and test data management. We believe that our software is well positioned to meet the new and fast-growing markets of Big Data and cloud computing (including cloud data warehousing, analytics, Hadoop, cloud data migration and archiving), adding value to customers with new solutions as these markets evolve, like replication capabilities to the SAP market. We intend to capitalize upon these opportunities by marketing our software and services to companies with real-time information needs.

•
Increase Penetration of Our Existing Customer Base. Over the years, our software solutions were licensed to over 2,500 customers worldwide and that base continues to grow. This large installed base affords us the opportunity for cross-selling our expanded product offering and future software solutions.  During 2017, approximately 50% of the number of direct software license orders came from existing customers.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software solutions as complementary to the products provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners such as Amazon Web Service (AWS); Google Inc., or Google; Hortonworks, Inc., or Hortonworks; HP Inc., or HP; IBM; Microsoft; Oracle; SAP and Teradata Corporation, or Teradata, where our software is sold as a complementary product to their product line, or embedded within their own products. We plan to extend our existing strategic relationships and develop new alliances (such as in the Hadoop market) with leading global software providers, equipment manufacturers, application service providers, systems integrators and value added resellers, or VARs, in order to extend the functionality of our software and increase sales. Doing so will also allow us to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

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

Our Products

Our software offering currently consists of the following key products:

Attunity Replicate

Attunity Replicate is a high-performance and easy-to-use data replication and ingestion software, which we believe enables organizations to accelerate and reduce the costs of delivering, sharing and ensuring the availability of data, including Big Data, for meeting business operations, analytics and business intelligence needs. Using Attunity Replicate, organizations can load data efficiently and quickly to operational data stores, data warehouses, data lakes, Hadoop, Apache Kafka (a distributed platform used for building real-time data pipelines and streaming apps) and other streaming platforms; create copies of production databases to enable operational reporting; offload queries from operational systems to reduce load and impact; facilitate zero-downtime migrations and upgrades; and consolidate or distribute data across data sources/centers. Instead of relying on a complex, resource-intensive ETL (Extract/Transform/Load) process which moves data in batches, Attunity Replicate enables ELT (Extract/ Load/Transform) with a simple yet powerful GUI (Graphic User Interface) expediting the traditionally-slow process of data provisioning. The key features of Attunity Replicate are:

●	Complete automation and optimized high-performance database replication and loading, including database schema, data and changes;

●	Simplified user experience delivering a “Click-2-Replicate” solution, which means it allows the user to simplify and automate the implementation of end-to-end data replication with drag-and-drop ease;

●	Universal and heterogeneous replication supporting many types of source and target systems, including databases, data warehouses, Big Data platforms, streaming platforms, and cloud services; and

●
Central monitoring and management for Attunity products with our Attunity Enterprise Manager (AEM) solution, an extension of our Replicate solution which provides a centralized platform with a unified, intuitive graphical interface to efficiently manage and monitor replication

.

Attunity Gold Client Solutions

Attunity Gold Client Solutions is our replication software for data management within SAP environments. We believe that businesses choose Attunity Gold Client Solutions to maximize the value of their investments in SAP, by reducing enterprise storage requirements, improving the quality and availability of test data, restoring development integrity, and ensuring data security. Using Attunity Gold Client Solutions, customers can quickly select and copy subsets of only relevant data from production or non-production sources to non-production targets, with options to simultaneously scramble sensitive data and keep data subsets in sync across systems. Attunity Gold Client Solutions reside natively in the SAP application layer and supports a broad list of SAP applications. The key features of Attunity Gold Client Solutions are:

●	Replicating data with all relevant data, exactly as it exists in the source;

●	Providing flexible selection methods, which allow any criteria to identify data for replication;

●	Creating smaller, fully functional clients;

●	Migrating select data to new or existing environments, on premises or in the cloud;

●	Simultaneously copying relevant data on multiple SAP applications;

●	Protecting sensitive data at export with extensive, extendable transformation rules; and

●	electively deleting unwanted data in non-production systems.

Attunity Visibility

Attunity Visibility is a software that provides data usage analytics for Big Data environments, including data warehousing and Hadoop. It is designed to provide visibility into usage and processing workloads of enterprise data, including insight into business activity and resource consumption across heterogeneous analytic data platforms. This capability optimizes the cost and performance of the customers’ evolving Big Data environments. The key features of Attunity Visibility are:

●	Monitoring of all data usage and processing activity on the leading data warehouses and Hadoop, to assess resource utilization for ETL and analytical workloads;

●	Analyzing data usage and workload resource utilization to enable performance or cost optimization (e.g. by moving data or processing to lower cost storage or processing platforms like Hadoop);

●	Discovery of the history of data used from large tables by analyzing calendar dates used in queries;

●	Auditing and reporting on application activity and data usage by business units to chargeback and justify investments; and

●	Integration with leading BI applications to correlate application users and report activity with usage.

Attunity RepliWeb for EFR

Attunity RepliWeb for EFR is a heterogeneous file system and storage replication solution, optimized for Wide Area Network (WAN) infrastructures. The solution provides organizations with widely distributed (global/regional/local) operations, a highly reliable and fast way to replicate, mirror, backup and/or migrate unstructured data. In addition, when the Attunity RepliWeb for EFR is sold with our application release automation, or ARA, capabilities, it offers an ARA and web deployment solution for Windows (.NET & SharePoint), UNIX and Linux applications and web infrastructures. The key features of Attunity RepliWeb for EFR are:

●        Comparative snap-shot technology enabling delta-only replication;

●        Accelerated WAN transfer engines;

●        Extensive file and content include/exclude definitions; and

●        Real-time replication engines for Windows server environments.

Attunity Compose

Attunity Compose is a data warehouse automation software that we believe accelerates and simplifies the process of making data ready for analytics by designing, generating and populating enterprise data warehouses and data marts. By supporting the entire lifecycle of data warehousing through agile automation, Attunity Compose helps to eliminate the traditionally complex, manual tasks of preparing data for BI and Big Data analytics and their inherent dependency on substantial ETL development resources. The key features of Attunity Compose are:

●        Model-driven solution for managing the process of building a data warehouse;

●        Automated generation of data warehouse and data marts structures;

●        Automated generation of ETL processing, optimized for each supported data warehouse;

●        Automated maintenance and change management; and

●        Support for various data warehouses including Teradata, Oracle/Exadata, IBM Netezza, SQL Server, as well as cloud data warehouses such as Amazon Redshift.

In June 2017, we released Attunity Compose for Hive, which is designed to automate the data pipeline to create analytics-ready data inside Hadoop data lakes. By automating data ingestion, schema creation in Apache Hive, and delivering continuous updates, organizations can realize faster value from their data lakes.

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

●        Reliability – provides comprehensive audited and recoverable file transfers;

●        Security – encrypts all transfers to ensure data is not tampered with or viewed inappropriately; and

●        Affordability – subscription-based services enable customers to pay based on usage.

Sales and Marketing

Our products and services are sold through both direct and indirect channels, including distributors, VARs and OEM partners.

Sales Operations. Our sales operations are maintained primarily through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel.  Our sales force (including marketing, sales, technical pre-sales and support personnel) as of December 31, 2017 was comprised of a total of 112 persons, of which 80 persons were in North America; 30 persons were in Europe, the Middle East and Africa; and 2 persons were in the Asia-Pacific region. By comparison, our sales force (including marketing, sales, technical pre-sales and support personnel) as of December 31, 2016 was comprised of a total of 107 persons.

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

Sales Cycles. Our customers typically use our products to deploy and enable the use of applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers and, at times, the sales cycle for some of our products extends to 12 months. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, and particularly with respect to the sale of our large-scale solutions, our sales process is often delayed, with little or no control by us over any delays. Our sales cycle can be further extended for sales made through or with the involvement of third party distributors or partners. We cannot control such delays and cannot control the timing of sales cycles.

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

Customers

Our products are sold, directly and indirectly, primarily to large and medium-size enterprises engaged in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and supply chain, including governmental and public institutions. As described under “Sales and Marketing” above, our products are also sold indirectly through a number of business partners, including world-class OEM partners and regional resellers.

For the years ended December 31, 2017 and 2016, no single customer accounted for more than 10% of the Company's total revenues. For the year ended December 31, 2015, one of our customers accounted for approximately 12.6% of our revenues.

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

In terms of geographic markets in the past three years, a substantial majority of our revenues were from sales in North America (74% in 2017) and Europe (17% in 2017).

For additional details regarding the breakdown of our revenues in the past three years by geographical distribution and by activity, see Item 5.A “Operating and Financial Review and Prospects – Operating Results – Results of Operations”.

Competition and Pricing

General: The IT marketplace is highly competitive and has few barriers to entry. The primary competitive factors affecting sales of our products are product performance and features, depth of product line, technical support and price. We compete both with international and local software vendors, most of whom have significantly greater financial, technical and marketing resources than us.

In 2015, we identified a trend, which continued in 2016 and 2017, whereby large enterprises are accelerating the deployment of data across new platforms with increasing need for software solutions that can enable Hadoop, NoSQL and SQL technologies to work together and be deployed seamlessly in the public cloud, private cloud or an on-premises infrastructure. We anticipate continued growth and competition in this market and, consequently, the entrance of new competitors into the market or intensified competition. These new entrants may introduce new competing solutions, some of which may be superior or even disruptive to ours, including open source offerings of competing solutions.  For example, in 2015, Oracle introduced new solutions for integrating Big Data, and Informatica, which was acquired by private equity firms in 2015, introduced a new software platform to address the new Big Data platforms. Furthermore, future consolidation and mergers in our market may result in stronger competition by larger companies that threatens our market positioning.

Data Replication: The competitors with our data replication offering are primarily IBM, Informatica, and Oracle (through GoldenGate).  Our existing and potential competitors in this market may be able to develop software products and services that are as effective as, or more effective or easier to use, than those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development resources, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources. However, we believe that our data replication products are generally competitive in price and features and have certain advantages as compared to competitors’ products.

SAP Data Replication and Management: Our competitors in the SAP data replication and management market are primarily major platform vendors, such as SAP itself, global software solutions and consulting services vendors, such as Informatica in the field of data replication and EPI-USE in the field of data management. Our competitors in this market enjoy advantages over us in terms of stronger global brand recognition and greater research and development and sales resources. However, we believe our solutions for SAP data are competitive in their ability to offer a rich portfolio of features and a quick implementation process, and deliver a quick total return on investment.

Enterprise File Replication (EFR): Our competitors in the EFR market are primarily the major platform vendors such as Microsoft, IBM and HP; the large storage management vendors such as EMC, CA Inc. and Symantec; mid-tier replication vendors such as Vision Solutions, Inc.; and other providers of open source and freeware solutions. The larger commercial vendors have strong visibility and penetration with storage management processes such as de-duplication and archival processes. The open source and freeware solutions offer significant cost benefits compared to our and other commercial solutions. However, we believe our EFR solution is competitive in its ability to reliably manage massive file/folder structures, its ability to address organizations with large numbers of server endpoint connected over WAN links, and our low total cost of ownership.

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

Intellectual Property Rights and Software Protection

Except for our trademark registrations in the United States and the European Union, we do not have any other registered trademarks, patents or copyrights. To protect our software, documentation and other written materials, we primarily rely upon a combination of security devices, copyrights, trademarks, trade secret laws and contractual restrictions to protect our proprietary rights in our products. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. In addition, our employees and independent contractors are generally required to sign non‑disclosure agreements.

We have obtained trademark registrations in the U.S. for, among others, Attunity, Attunity Connect, Attunity Replicate, RepliWeb, Gold Client and Appfluent Technology and in the European Union for Gold Client.

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

We have not received IIA grants since 2000 and, since 2006, we have not had any liability to pay royalties to the IIA.  Nevertheless, the R&D Law provides that know-how developed under an approved research and development program or rights associated with such know-how (1) may not be transferred to third parties in Israel without the approval of the IIA (such approval is not required for the sale or export of any products resulting from such research or development) and (2) may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the IIA’s prior approval, which approval, if any, may  generally be obtained, in the following cases: (a) the grant recipient pays a portion of the sale price paid in consideration for such IIA-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest), or (b) the grant recipient receives know-how from a third party in exchange for its IIA know-how.

The R&D Law also imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the recipient and requires a new non-Israeli interested party to undertake to the IIA to comply with the R&D Law.  In addition, the rules of the IIA may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the R&D Law.

A major amendment to the R&D Law became effective on January 1, 2016. This amendment may create uncertainty in respect of the terms of our existing and/or future IIA programs and incentives we may be eligible for as it empowers a new authority, the IIA, established under the R&D Law to issue new guidelines in connection therewith.

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

Israel. Our executive offices, including research and development facilities, are located in the industrial park of Kfar Saba, Israel. We lease approximately 21,100 square feet of office space pursuant to a lease that expires in February 2021 (and may be extended by us for an additional period of three years).  The aggregate annual rent for our Israeli facilities was approximately $630,000 and $590,000 in each of 2017 and 2016, respectively. We provided our Israeli office lessor with a bank guarantee in the amount of approximately $438,000 to secure our obligations under the lease.

North America. We lease approximately 12,500 square feet of office space in Burlington, Massachusetts; approximately 2,500 square feet of office space in Coconut Creek, Florida; approximately 4,300 square feet of office space in Buffalo Grove, Illinois; and approximately 550 square feet of office space in Newport Beach, California. The aggregate annual rent of these facilities was approximately $607,000 in 2017, compared with $585,000 in 2016.

Other Locations. We lease office spaces in Chertsey, England, in Hong Kong and, starting 2017, also in Paris, France. The aggregate annual rent for these premises was approximately $436,000 in 2017, compared with $366,000 in 2016.

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

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment. Our software is commonly used for projects such as data warehousing, Hadoop, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution and cloud initiatives.

Through direct sales as well as distribution, OEM agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and supply chain.

Executive Summary

2017 Financial Highlights

In 2017, our total revenues increased by 14% to approximately $62.1 million, compared with $54.5 million in 2016. Our total revenues were comprised of:

•
License revenues that increased by 14% to $32.6 million in 2017, compared with $28.7 million in 2016. The increase in license revenues mainly resulted from (1) revenues of approximately $3.0 million recognized from a strategic OEM licensing agreement with a top information technology company announced in July 2017 and (2) increased demand for our Attunity Replicate solution, including our Attunity Replicate solution for Hadoop, which was partially offset  by a decrease in sales of our Attunity Visibility and file replication products; and

•
Maintenance and services revenues that also increased by 14% to $29.5 million, compared with $25.8 million in 2016. The increase is primarily due to (1) the growth in customer license agreements we executed during 2016 and (2) consistent renewals of maintenance agreements by existing customers.

Our operating loss for 2017 was approximately $2.9 million, compared with $11.4 million for 2016. Operating loss for 2016 included an impairment charge of acquisition-related intangible assets of approximately $4.1 million (compared with none in 2017).

Our operating loss contributed to a net loss of $6.7 million, or ($0.39) per diluted share, in 2017, compared with $10.7 million, or ($0.64) per diluted share, in 2016.

We had cash and cash equivalents of approximately $29.1 million as of December 31, 2017, compared with $9.2 million as of December 31, 2016. Our shareholders’ equity increased to $51.2 million as of December 31, 2017, compared to $32.6 million as of December 31, 2016.

The aforesaid increases in our cash position and shareholders' equity are mainly attributable to raising $20.8 million of net proceeds from our public offering of our ordinary shares in December 2017.

2018 Outlook

We identified the following key trends that we believe will continue to influence our market and the demand for our software solutions:

•
The adoption of Hadoop data lakes and cloud-based solutions across a variety of industries is growing rapidly worldwide. Organizations are adding them to their IT environments to enable large scale and cost-effective processing of Big Data, as well as to archive and store less-used data in more economical storage / infrastructure tiers. Likewise, the demand for data integration and loading solutions that support Hadoop and its technology ecosystem is increasing.

•
Big Data is a key target market for Attunity given our ability to enable large scale data ingestion for data lakes, streaming architectures and analytics, as well as analyze data usage across Big Data systems. Our solutions facilitate the process of feeding data efficiently and in a managed way from a large volume of data sources, as well as empowering customers to make informed decisions about where to place data across data warehouses and Hadoop platforms.

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

•
Cloud computing, which is a target market for Attunity with our data replication software solutions, continues to grow significantly as more companies migrate workloads and data centers to cloud-based platforms, such as Amazon Web Services (AWS) and Microsoft Azure.

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

•
Data continues to grow extensively and companies increasingly have a need to deploy, migrate and integrate this data across distributed computing environments and into competent Big Data systems, including Hadoop.

While we believe that these trends will present significant opportunities for us, they also pose significant challenges and risks, including those described under Item 3.D “Risk Factors” above.

In 2018, we intend to continue to invest in sales and marketing, in enhancing existing solutions and products, including support for new partner solutions and markets, and to otherwise implement our strategy (see under Item 4.B “Information on the Company - Business Overview – Our Strategy"). We believe that this strategy will enable us to support continued sales growth and enhance market acceptance for our offerings.

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

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, we evaluate our estimates and judgments, including, but not limited to those related to (1) revenue recognition; (2) stock-based compensation; (3) provisions for income taxes; (4) goodwill; and (5) intangible assets. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Under different assumptions or conditions, actual results may differ from these estimates.

We believe that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. We generate revenues mainly from license fees and sub-license fees for the right to use our software products, maintenance, support, consulting and training services.  We sell our products primarily through our sales force directly to customers and indirectly through distributors, OEMs and VARs.  Both the customers and the distributors or resellers are considered end users.  We are also entitled to fees from some of our OEMs and VARs upon the sublicensing of our software to end users. We account for software sales in accordance with Accounting Standards Codification, or ASC, No. 985-605, “Software Revenue Recognition”, or ASC No. 985-605.

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

Our software is electronically delivered to the customer. We determine that delivery has occurred when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software on its hardware. We consider all arrangements with payment terms extending beyond five months not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

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

In 2018, our accounting for revenue recognition will change.  See “Recently Issued Accounting Pronouncements” below.

Stock-based Compensation. We account for equity-based compensation in accordance with ASC No. 718, “Compensation – Stock Compensation.” Under the fair value based measurement approach of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably on a straight line basis over the requisite service period. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment.

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

Provisions for Income Taxes. We are subject to income taxes in Israel, the United States and a number of other foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

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

We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2017 and 2016 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes and the discussion under "We may be required to pay additional taxes due to tax positions that we undertook" in Item 3.D. "Risk Factors" above.

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

Goodwill. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment at least annually, typically on October 31st of each year, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We operate in one operating segment and this segment comprises the only reporting unit. We test goodwill using the two-step goodwill impairment process in accordance with ASC No. 350, “Intangibles-Goodwill and Other”. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step will be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.  During 2017, 2016 and 2015, no impairment of goodwill has been identified.

Intangible assets. Intangible assets consist of core technology, customer relationships and non-competition agreements. We review intangible assets carrying amount whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2016, we recorded a $4.1 million impairment charge on acquisition-related intangible assets. This impairment was based upon forecasted discounted cash flows which took into account reduced sales trends of products that are based on the Appfluent technology. During 2017, no impairment of intangible assets has been identified. See Note 2(g) to our consolidated financial statements for additional information on accounting of intangible assets.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", or ASU No. 2014-09, a new accounting standard related to revenue recognition and, thereafter, issued related subsequent updates or, collectively, the New Revenue Standard. Under the New Revenue Standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the New Revenue Standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The New Revenue Standard permits two methods of modification: retrospectively to each prior reporting period presented (the so-called "full retrospective method"), or retrospectively with the cumulative effect of initially applying the New Revenue Standard recognized at the date of initial application (the so-called "modified retrospective method").

We have adopted the New Revenue Standard effective as of January 1, 2018 using the modified retrospective method, with the cumulative effect of applying the standard recognized as an adjustment to the opening accumulated deficit balance. Given the scope of work required to implement the new revenue recognition rules and disclosure requirements under the New Revenue Standard, we have made progress in the identification of changes to policy, processes and controls, and we continue to assess data availability and presentation necessary to meet these requirements.

The New Revenue Standard mainly affects our accounting for direct incremental contract acquisition costs, such as commission expense, time-based software license revenue and contracts that contain payment terms that were considered not to be fixed or determinable under ASC No. 985-605 (the former revenue recognition standard described above under "Critical Accounting Policies"):

•
Prior to the adoption of the New Revenue Standard, we recorded the full commission expense in the consolidated statements of operations when commissions are both earned, and revenue is recorded. The New Revenue Standard requires us to recognize incremental costs incurred to obtain a contract on a systematic basis that is consistent with the transfer to the customer of the product and services to which the cost relates. Accordingly, based on expected renewals of maintenance, a portion of our commissions expense is deferred and amortized over time as the corresponding services are provided to the customer .

•	We generally expect to recognize revenue on time-based software licenses upon delivery of the license, rather than ratably over the license term as we did under ASC No. 985-605.

•
Under ASC No. 985-605, arrangement fees were presumed not to be fixed or determinable for arrangements that include extended payment terms. Accordingly, revenue was generally not recognized until the payments became due. Under the New Revenue Standard, extended payment terms do not preclude revenue recognition as long as collectibility of those payments is considered probable and a contract exists between the parties.

For information with respect to ASU No. 2014-09 and other recent accounting pronouncements, see Note 2(t) to our consolidated financial statements included in this annual report.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2017, 2016 and 2015, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

On March 18, 2015, we completed the acquisition of Appfluent. As a result of this transaction, the revenues and expenses of Appfluent are consolidated with our results of operations starting March 18, 2015. See Note 3 to our consolidated financial statements included in this annual report.

	Year Ended December 31, (dollars in thousands)
	2017		2016		2015
Software licenses	53%	$32,604	53%	$28,653	55%	$26,568
Maintenance and services	47%	29,494	47%	25,841	45%	21,600
Total Revenues	100%	62,098	100%	54,494	100%	48,168
Operating expenses:
Cost of software licenses	2%	1,225	4%	2,143	5%	2,518
Cost of maintenance and services	14%	8,630	12%	6,637	10%	4,760
Research and development	23%	14,010	24%	13,283	23%	11,139
Selling and marketing	58%	35,893	64%	35,089	57%	27,381
General and administrative	8%	5,196	8%	4,594	10%	4,857
Impairment of acquisition-related intangible assets	-	-	8%	4,122	-	-
Total operating expenses	105%	64,954	121%	65,868	105%	50,655
Operating loss	(5)%	(2,856)	(21)%	(11,374)	(5)%	(2,487)
Financial expenses, net	*	(101)	*	(54)	1%	(576)
Loss before taxes on income	(5)%	(2,957)	(21)%	(11,428)	(6)%	(3,063)
Income tax benefit (taxes on income)	(6)%	(3,756)	1%	735	1%	(546)
Net loss	(11)%	$(6,713)	(20)%	$(10,693)	(7)%	$(3,609)

                * Less than 1%

Comparison of Years Ended December 31, 2017, 2016 and 2015

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

The following table provides a breakdown of our revenues by type of revenues, relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2017		2016		2015		Percent change 2017 vs. 2016	Percent change 2016 vs. 2015
Software licenses	$32,604	53%	$28,653	53%	$26,568	55%	14%	8%
Maintenance and services	29,494	47%	25,841	47%	21,600	45%	14%	20%
Total	$62,098	100%	$54,494	100%	$48,168	100%	14%	13%

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues), relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2017		2016		2015		Percent change 2017 vs. 2016	Percent change 2016 vs. 2015
North America	$45,940	74%	$38,769	71%	$36,236	75%	18%	7%
Europe	10,570	17%	11,342	21%	7,795	16%	(7)%	46%
APAC	4,321	7%	3,337	6%	2,838	6%	29%	18%
Israel	703	1%	535	1%	662	2%	31%	(19)%
Other	564	1%	511	1%	637	1%	10%	(20)%
Total	$62,098	100%	$54,494	100%	$48,168	100%	14%	13%

In 2017, our total revenues increased by 14% to approximately $62.1 million, compared with $54.5 million in 2016. Our total revenues were comprised of:

•
License revenues that increased by 14% to $32.6 million in 2017, compared with $28.7 million in 2016. The increase in license revenues mainly resulted from (1) revenues of approximately $3.0 million recognized from a strategic OEM licensing agreement with a top information technology company announced in July 2017 and (2) increased demand for our Attunity Replicate solution, including our Attunity Replicate solution for Hadoop, which was partially offset by a decrease in sales of our Attunity Visibility and file replication products; and

•
Maintenance and services revenues that also increased by 14% to $29.5 million, compared with $25.8 million in 2016. The increase is primarily due to (1) the growth in customer license agreements we executed during 2016 and (2) consistent renewals of maintenance agreements by existing customers.

In 2016, our total revenues increased by 13% to approximately $54.5 million, compared with $48.2 million in 2015. Total revenues were comprised of:

•
License revenues that increased by 8% to $28.7 million in 2016, compared with $26.6 million in 2015. The increase in license revenues mainly resulted from increased demand for our Attunity Replicate solution, including our Attunity Replicate solution for Hadoop, which was partially offset mainly by a decrease in sales of Attunity Visibility and file replication products; and

•
Maintenance and services revenues that increased by 20% to $25.8 million, compared with $21.6 million in 2015. The increase is primarily due to (1) license revenues generated throughout 2015 that contributed to higher maintenance revenues in 2016, and (2) an increase in service revenues as larger implementations required additional professional services.

While our revenues increased between 2015 and 2017 primarily in North America (from approximately $36.2 million in 2015 to $45.9 million in 2017) and in the EMEA (Europe, the Middle East and Africa) region (from approximately $7.8 million in 2015 to $10.6 million in 2017), we believe the change in our revenues is primarily related to the aforesaid factors, rather than a specific demand for our products in any region.

Cost of Revenues.  Cost of software license revenues consists of amortization of core technology acquired. Cost of maintenance and services consists primarily of salaries of employees performing the maintenance, consulting services and related overhead.

The following table sets forth a breakdown of our cost of revenues between license and maintenance and services for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2017	2016	2015	Percent change 2017 vs. 2016	Percent change 2016 vs. 2015
Cost of software licenses	$1,225	$2,143	$2,518	(43)%	(15)%
Cost of maintenance and services	8,630	6,637	4,760	30%	39%
Total	$9,855	$8,780	$7,278	12%	21%

Our cost of revenues increased to approximately $9.9 million in 2017 from approximately $8.8 million in 2016. This increase is mainly due to (1) approximately $1.5 million of additional expenses associated with the increase in headcount of our support and consulting personnel, and (2) an increase of approximately $0.4 million in subcontractors’ costs, which was partially offset by an approximately $0.9 million decrease in amortization of acquired intangible assets. The headcount of customer support personnel, including professional services personnel, increased (1) from 37 at the end of 2016 to 45 at the end of 2017 and (2) on an average basis, from an average of 36 during 2016 to an average of 43 during 2017.

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

Operating Expenses. The following table sets forth a breakdown of our operating expenses (excluding cost of revenues) for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2017	2016	2015	Percent change 2017 vs. 2016	Percent change 2016 vs. 2015
Research and development	$14,010	$13,283	$11,139	5%	19%
Selling and marketing	35,893	35,089	27,381	2%	28%
General and administrative	5,196	4,594	4,857	13%	(5)%
Impairment of acquisition-related intangible assets	-	4,122	-	N/A	N/A
Total	$55,099	$57,088	$43,377	(3)%	32%

Research and Development.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs.

Total R&D costs increased by approximately 5% from $13.3 million in 2016 to $14.0 million in 2017. This increase is mainly due to (1) an approximately $0.6 million increase in subcontractors’ costs, and (2) approximately $0.3 million of additional expenses associated with employee related costs, which was partially offset by an approximately $0.2 million milestone retention payment to certain Appfluent employees recorded in 2016. The headcount of R&D personnel increased (1) from 82 at the end of 2016 to 89 at the end of 2017 and (2) on an average basis, from an average of 83 during 2016 to an average of 86 during 2017.

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

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, marketing activities and sales offices maintenance and administrative costs.

Selling and marketing expenses increased by approximately 2% to $35.9 million in 2017 from $35.1 million in 2016. This increase is primarily due to (1) increased sales commission expenses (due to higher license revenues) of approximately $0.9 million, and (2) additional investment in marketing activities of approximately $0.5 million, which was partially offset by an approximately $0.6 million milestone retention payment to certain Appfluent employees recorded in 2016. Our sales and marketing teams’ headcount changed (1) from 104 employees as of December 31, 2016 to 107 employees as of December 31, 2017 and (2) on an average basis, from an average of 107 during 2016 to an average of 105 during 2017.

Selling and marketing expenses increased by approximately 28% to $35.1 million in 2016 from $27.4 million in 2015. This increase is primarily due to (1) an increase of approximately $3.2 million in costs related to the expansion of our sales and marketing teams, consistent with the strategy to increase our global footprint, (2) increased sales commission expenses (due to higher revenues) of approximately $2.0 million, (3) a net gain of $1.8 million recorded in 2015 due to a reversal of the previously accrued milestone-based contingent payment to Appfluent former shareholders, (4) an approximately $0.4 million increase in equity-based compensation, and (5) additional investment in marketing activities of approximately $0.3 million. Our sales and marketing teams’ headcount increased (1) from 102 employees as of December 31, 2015 to 104 employees as of December 31, 2016 and (2) on an average basis, from an average of 92 during 2015 to an average of 107 during 2016.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for finance, general management and administration personnel, and legal, audit, and other administrative costs.

General and administrative expenses increased by approximately 13% to $5.2 million in 2017 from $4.6 million in 2016. The increase is primarily attributable to an increase of approximately $0.5 million in our employee related costs. Our general and administrative teams’ headcount increased (1) from 12 employees as of December 31, 2016 to 15 employees as of December 31, 2017; and (2) on an average basis, from an average of 12 during 2016 to an average of 13 during 2017.

General and administrative expenses decreased by approximately 5% to $4.6 million in 2016 from $4.9 million in 2015. The decrease is primarily attributable to expenses of approximately $0.6 million, mainly associated with the acquisition of Appfluent, incurred in 2015, which were partially offset by an increase in equity-based compensation expenses of approximately $0.3 million. Our general and administrative teams’ headcount increased (1) from 11 employees as of December 31, 2015 to 12 employees as of December 31, 2016; and (2) on an average basis, from an average of 11 during 2015 to an average of 12 during 2016.

Operating Loss.  Based on the foregoing, our operating loss decreased from $11.4 million in 2016 to approximately $2.9 million in 2017. In 2015, we had an operating loss of $2.5 million.

Financial Expenses, Net. In 2017, we had financial expenses, net at a similar level to 2016 ($0.1 million in 2017 compared to approximately $54,000 in 2016).

In 2016, we had financial expenses, net of $54,000 compared to approximately $576,000 in 2015. This decrease is attributed mainly to a decrease of accretion of contingent obligation related to (1) the acquisition of Hayes, which was paid in 2016 and (2) the acquisition of Appfluent, due to a reversal of the previously accrued milestone-based contingent payment to Appfluent former shareholders in December 2015.

Taxes on Income. Income tax expenses in 2017 were approximately $3.8 million, compared with an income tax benefit of approximately $0.7 million in 2016. The change between 2016 and 2017 is mainly attributed to (1) a tax benefit recorded in 2016 due to reduction of a deferred tax liability on intangible assets in the amount of $2.1 million, mainly due to the impairment charge recorded in 2016 in connection with the acquisition of Appfluent, (2) an increase in current income taxes of $1.3 million due to increase in taxable income of our U.S. operations, and (3) a revaluation of deferred tax assets at the lower new U.S. corporate tax rate following the enactment of the U.S. Tax Cuts and Jobs Act of 2017 in the amount of $0.5 million.

Income tax benefit in 2016 was approximately $0.7 million, compared with taxes on income of approximately $0.5 million in 2015. The change between 2015 and 2016 is mainly attributed to a reduction in a deferred tax liability on acquisition-related intangible assets, following the $4.1 million impairment charge we recorded in 2016 in connection with the acquisition of Appfluent, which led to a tax benefit recorded in 2016.

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

In 2017, the devaluation of the dollar in relation to the NIS increased the dollar reporting value of our operating expenses by approximately $1.1 million compared with 2016. In the past several years, we have been engaged in several currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements. As of December 31, 2017 and 2016, the fair value of our outstanding forward and cylinder contracts amounted to approximately $27,000 and ($7,000), respectively.

For additional details, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” below.

B.      Liquidity and Capital Resources

In the past several years, we financed our operations primarily through cash generated by operations, short-term loans and public offerings of our ordinary shares.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. Cash and cash equivalents are held primarily in dollars and NIS.

Principal Financing Activities

In the past two years, we have engaged in the following principal financing activities:

Public Offering. In December 2017, we closed an underwritten public offering of 3,407,450 ordinary shares (including 444,450 ordinary shares issued to the underwriters upon the full exercise of the underwriters’ over-allotment option), at a price to the public of $6.75 per share (less commissions and discounts). The total net proceeds to us from the offering were approximately $20.8 million.

Credit Line. In July 2015, we secured a short-term line of credit of approximately $5.0 million from an Israeli bank, which, following several extensions, is currently scheduled to expire in July 2018. Draws, if any, under the credit line will bear interest of the monthly LIBOR plus 3.25%. As of December 31, 2017, approximately $0.58 million of the line of credit is used by the bank as collateral to secure the Company's obligations under our Israeli office lease agreement and for hedging transactions. To secure the credit line, we agreed, among other things, to grant the bank a first priority floating charge on all of our assets.  We refer to the agreements relating to such charges as the “Security Agreements”. The Security Agreements contain several restrictive covenants, including customary limitations on our ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase our shares, and subject to specified exceptions, a negative pledge on the assets of some of our subsidiaries.

Working Capital and Cash Flows

As of December 31, 2017, we had $29.1 million in cash and cash equivalents, compared with $9.2 million in cash and cash equivalents as of December 31, 2016. The increase is mainly attributable to $20.8 million of net proceeds from our public offering of ordinary shares in December 2017.

As of December 31, 2017 and 2016, we did not have any debt to a third party, other than for the credit line used as collateral for the bank as described above. As of December 31, 2017, our working capital amounted to $20.2 million, compared to a deficit in working capital of $1.2 million as of December 31, 2016. The increase is primarily due to (1) an increase of $19.9 million in cash and cash equivalents related primarily to our public offering of ordinary shares in December 2017, and (2) an increase in trade receivables of $3.6 million. This increase was partially offset by an increase in employees and payroll accruals and other accrued expenses of $2.0 million.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands(:

	2017	2016	2015
Net cash (used in) provided by operating activities	$(909)	$(825)	$4,920
Net cash used in investing activities	(556)	(456)	(10,597)
Net cash provided by (used in) financing activities	21,358	(1,872)	(672)

In the past three years, we used a significant portion of our cash for acquisitions. In 2017, 2016 and 2015, we paid a total of approximately $0.3 million, $2.0 million and $12.5 million, respectively, as cash consideration (including contingent consideration paid during these years, but excluding consideration payable in ordinary shares) for this purpose (namely, the acquisitions of Appfluent, BIReady and Hayes described elsewhere in this annual report).

Net cash used in operating activities was approximately $0.9 million in 2017, compared with net cash used in operating activities of approximately $0.8 million in 2016 and net cash provided by operating activities of approximately $4.9 million in 2015. The increase from 2016 to 2017 is mainly due to (1) $2.9 million decrease in adjustments for non-cash expenses and (2) $1.0 million decrease in net cash outflow from trade receivables, partially offset by a decrease of approximately $4.0 million in net loss. The decrease from 2015 to 2016 is mainly due to (1) an increase of approximately $7.1 million in net loss, and (2) $4.1 million increase in net cash outflow from trade receivables, which was partially offset by a $5.4 million increase in adjustments for non-cash expenses.

Net cash used in investing activities in 2017 was approximately $0.6 million, compared to $0.5 million in 2016 and $10.6 million in 2015. The increase from 2016 to 2017 is mainly due to an increase of approximately $0.1 million in capital expenditures in 2017. The change between the years 2015 and 2016 is mainly attributable to $10.4 million of cash paid in connection with the acquisition of Appfluent in March 2015.

Net cash provided by financing activities in 2017 was approximately $21.4 million, compared to net cash used in financing activities of $1.9 million in 2016, and $0.7 million in 2015. The change between 2017 and 2016 is mainly attributable to $20.8 million of net proceeds from our public offering of ordinary shares in December 2017. The change between 2016 and 2015 is mainly attributable to a decrease in proceeds from exercise of options.

Principal Capital Expenditure and Divestitures

During 2017, our capital expenditures totaled approximately $556,000 compared to $456,000 during 2016 and $625,000 during 2015, most of which were used for the purchase of computer equipment and software. Other than future capital expenditures in connection with the purchase of computers and licensee software and consistent with the amounts described in 2017, we have no significant capital expenditures in progress. We did not affect any principal divestitures in the past three years.

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

C.      Research and Development, Patents and Licenses, etc.

The software industry is characterized by rapid product changes resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation.  We, through our R&D and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases.  R&D activities for all products principally take place in Israel and Illinois. As of December 31, 2017, we employed 89 persons in R&D compared to 82 persons as of December 31, 2016.

We have committed substantial financial resources to our R&D efforts. During 2017, 2016 and 2015, our R&D expenditures were approximately $14.0 million, $13.3 million and $11.1 million, respectively.

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

F.       Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2017:

Contractual Obligations	Payments due by period (dollars in thousands)
	Total	Less than 1 year*	1-2 Years	3-5 Years	More than 5 Years
Severance pay obligation (1)	1,563	--	--	--	--
Operating lease obligations (2)	4,057	1,982	1,153	922	--
Total (3)	5,620	1,982	1,153	922	$--

* For 2018

(1)
Severance payments of $5,941,000 are payable only upon termination, retirement or death of the respective employee. Of this amount, $1,563,000 is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(q) to our consolidated financial statements included elsewhere in this annual report.

(2)	Includes rent expenses of approximately $3,822,000 related to our leased facilities for the next five years.

(3)
As of December 31, 2017, these figures exclude approximately $0.3 million for an accrual for uncertain income tax position under ASC No. 740, “Income Taxes,” because we are unable to reasonably estimate the ultimate amount or timing of settlement of this amount (see Note 11(f) of our consolidated financial statements included elsewhere in this annual report).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

  The following lists the name, age, principal position and a biographical description of each of our current directors and senior management.

Name	Age	Director Since	Position with the Company
Shimon Alon	68	2004	Chief Executive Officer and Chairman of the Board of Directors
Mark Logan	55	- -	Chief Operating Officer
Dror Harel-Elkayam	50	- -	Chief Financial Officer and Secretary
Erez Zeevi	52	- -	Executive Vice President, Research and Development and Global Technical Operations
Paul Kelly	64	- -	Executive Vice President of Sales, EMEA Operations
Itamar Ankorion	44	- -	Chief Marketing Officer
Dov Biran	65	2003	Director
Dan Falk (1) (2)	73	2002	Director
Tali Alush-Aben (1) (2)	54	2008	Outside Director
Gil Weiser (1) (2)	76	2010	Outside Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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

Mark Logan was appointed as our Chief Operating Officer in November 2017. Mr. Logan has over 25 years of technology industry experience and has served in several executive management roles, including as Chief Executive Officer of WealthEngine Inc. from January 2015 to November 2017, Chief Revenue Officer and Executive Vice President of Global Sales of BackOffice Associates, LLC from 2012 to 2014, Chief Operating Officer of Emptoris Inc. from 2010 to 2012, which acquired Rivermine Software, Inc. where he was  Chief Executive Officer from 2004 to 2010. Mr. Logan holds a B.S in Systems Engineering from Providence College.

Dror Harel-Elkayam was appointed as our Chief Financial Officer in October 2010. Prior to that, he served as our Vice President - Finance and Secretary since October 2004.  From August 1997 until June 2003, he served as the Director of Finance and Corporate Secretary of Precise. Since the acquisition of Precise by Veritas in June 2003 and until September 2004, he served as a Director of Finance of Precise. Mr. Harel-Elkayam holds a B.A. degree in economics and accounting from the Hebrew University, Jerusalem. He is also a certificated public accountant in Israel.

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

Gil Weiser has been an outside director since December 2010. Mr. Weiser currently serves as the Chairman of BGN Technologies Ltd. He has more than 25 years of experience in management and operations, with executive posts at corporate, academic and financial entities. He served as the Chief Executive Officer of Orsus Solutions Ltd. from August 2006 to June 2010, and as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation from 1995 to 2000. From 1993 until 1995, he served as President and Chief Executive Officer of Fibronics International Inc. and as Chief Executive Officer of Digital (DEC Israel) from 1978 to 1993. He has also served as a director on numerous boards of directors, as well as a director of the Tel Aviv Stock Exchange from 2002 to 2004 and as Chairman of the Multinational Companies Forum. Mr. Weiser holds a B.Sc. degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

Additional Information

There are no family relationships between any of the directors or members of senior management named above.

Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members.  Our Board of Directors is currently composed of five directors (including the two outside directors).  Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us. In accordance with the Companies Law, the concurrent office of Mr. Alon as both our Chairman and Chief Executive Officer for a term of three years was approved by our shareholders in December 2017.

Messrs. Alon, Biran and Falk will serve as directors until our annual general meeting of shareholders in 2018. Ms. Alush-Aben was re-elected as an outside director in December 2017 for an additional three-year term. Mr. Weiser was re-elected as an outside director in December 2016 for an additional three-year term.

Mr. Ron Zuckerman, who was a member of our board of directors since May 2004, stepped down from his directorship in December 2017. Mr. Mel Passarelli, who served as our Vice President, North American Operations since April 2007 stepped down in February 2018.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which (1) any person referred to above was selected as a director or member of senior management or (2) any director will receive compensation by a third party in connection with his or her candidacy or board service in the Company.

B.	Compensation

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist Attunity to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In December 2017, our shareholders approved an amended compensation policy for our executive officers and directors, or the Compensation Policy. The Compensation Policy was designed to correlate executive compensation with Attunity’s objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2017 - All directors and executive officers as a group, consisting of 12 persons for the year ended December 31, 2017*	$2,433,000	$379,000

2016 - All directors and executive officers as a group, consisting of 11 persons for the year ended December 31, 2016*	$2,131,000	$383,000

* Includes two persons whose service expired in December 2017 and February 2018.

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2017, we granted to our directors and officers listed in Item 6A above:

•
options to purchase, in the aggregate, 113,423 ordinary shares at a weighted average exercise price per share of $7.27. The options, which vest over a period of three years after the grant date, expire in 2023. The weighted average fair value of these options as of the grant date was $3.42 per option; and

•
242,569 ordinary shares issuable upon the vesting of outstanding RSUs, which vest over a period of three years after the grant date. The weighted average fair value of these RSUs as of the grant date was $7.28 per RSU.

For a discussion of the accounting method and assumptions used in valuation of such options and RSUs, see Notes 2(n) and 10(c) to our consolidated financial statements included elsewhere in this annual report. See also “Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Equity Incentive Plans” below.

Individual Compensation of Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated "office holders" during or with respect to the year ended December 31, 2017. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites, such as car and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2017.

Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)		Equity-Based Compensation (4)		All Other Compensation (5)		Total
	(Dollars in thousands)
Shimon Alon, Chairman of the Board and Chief Executive Officer	360	228	(6)	446	(7)	219	(8)	1,253
Mel Passarelli, Executive Vice President, North American Operations (9)	204	229		211		65		709
Byron Young, Vice President of Sales APAC	128	456		68		-		652
Dror Harel-Elkayam, Chief Financial Officer	211	61		239		129		640
Itamar Ankorion, Chief Marketing Officer	196	165		201		62		624

*
Since all or part of the compensation may be denominated in currencies other than the dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations. In particular, for purposes of this table, cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.60 per $1.00 and of GBP 1.29 per $1.00, which reflect the average applicable conversion rates for 2017.

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

(4)
Amounts reported in this column represent the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Notes 2(n) and 10(c) to our consolidated financial statements included elsewhere in this annual report. All of the awards were in the form of stock options (which expire six years after the grant date), RSUs or ordinary shares, and were made pursuant to one of our equity incentive plans.

(5)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (“keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments (including for certain travel related payments), and other benefits and perquisites consistent with Attunity’s guidelines. Unless otherwise indicated herein, all Covered Executives in Israel are entitled (including by virtue of Israeli labor laws), among other things, to (i) a company car and all related expenses, except related taxes; (ii) Company contributions for the benefit of the Covered Executive to (a) our Managers Insurance Policy in the amount of 15.33% of the Covered Executive gross salary (a portion of which is for severance pay, to which the Covered Executive would be entitled), and (b) our Education Fund in the amount of 7.5% of the Covered Executive’s gross salary; (iii) up to 23 days paid vacation per year; (iv) up to 10 days recreation (“Havra’a”) payment a year in an amount normally paid by our Company in accordance with applicable law; (v) a notice period of up to twelve months prior to termination (other than termination for cause), during which they are entitled, subject to certain exceptions, to all compensation and rights under their employment agreements; and (vi) certain benefits in connection with a change of control of the Company, such as accelerated vesting of equity-based awards and/or extended period of up to twelve months of termination.

(6)
Consistent with our Compensation Policy, and as approved by our shareholders, (i) for the year 2017, Mr. Alon was entitled to an annual bonus that will not exceed the NIS equivalent of approximately $245,000 gross (for 100% achievement of the applicable metric) or approximately $343,000 (for overachievement of 120% or more), and (ii) for the year 2018, Mr. Alon will be entitled to an annual bonus that will not exceed the NIS equivalent of approximately $270,000 gross (for 100% achievement of the applicable metric) or approximately $377,000 (for overachievement of 120% or more). In general, the annual bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestones and criteria for the annual bonus for the years 2016 through 2018, consist of several performance metrics (namely, annual revenue and profitability metrics), which are tied to our annual budget for the applicable year and are subject to target thresholds within each metric and ranges of bonus payout.

(7)
As approved by our shareholders, on December 30, 2015, December 29, 2016 and December 27, 2017, we granted Mr. Alon options to purchase 129,265 ordinary shares at an exercise price equal to $12.42 per share, 112,278 ordinary shares at an exercise price equal to $5.67 per share and 95,308 ordinary shares at an exercise price equal to $7.27 per share, respectively. On December 27, 2017, we also granted Mr. Alon 40,846 RSUs. One third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments whereas the RSUs will vest within three years following the grant date, in three equal annual installments. In addition, on December 27, 2017, we also granted Mr. Alon up to 40,000 performance-based RSUs, the vesting of which is tied to the Company's achievement of a revenue milestone. Vesting of the equity-based awards will fully accelerate upon certain change of control events, as defined in Mr. Alon’s employment agreement (except that the vesting of the performance-based RSUs will not accelerate if the change of control event occurs less than fifteen (15) months following the grant date).

(8)
In the event of termination of Mr. Alon’s employment for any reason (other than (1) termination by the Company for cause, i.e., in circumstances where he would not be entitled to severance pay under Israeli law, or (2) resignation at any time without providing the Company with the required prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will generally be entitled to all rights to which he is entitled under his employment agreement, including to exercise any vested options and RSUs; however, his options and RSUs will generally cease to vest. The employee-employer relationship will not terminate until the end of the adjustment period. Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment, consistent with Attunity’s practices, including a tax gross-up for certain travel related payments.

(9)	Mr. Passarelli stepped down in February 2018.

Compensation of Non-Employee Directors

Our non-employee directors, including outside directors, receive an annual fee of $15,000 and attendance fees of NIS 1,650 per meeting (equivalent to approximately $470 per meeting attended, linked to the Israeli Consumer Price Index, or CPI).

According to the Compensation Policy, non-employee directors may be granted equity based compensation which shall vest over a period of at least three years, and having a fair market value (determined according to acceptable valuation practices) that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000 for each director. Consistent with the Compensation Policy and as approved by our shareholders, commencing in December 2017, each of our non-employee directors who may serve from time to time (regardless of whether they are former employees or consultants of the Company), including our outside directors, will be granted equity-based grants, as follows:

•	Grant Date: An annual grant to be made on or about the date of each annual meeting of shareholders (if the director's term ends at such meeting, only if he is being reelected).

•	Value: The fair market value of each annual grant will be equal to $35,000.

•
Type of Grant: Combination of RSUs and stock options, of which (i) 50% of the aforesaid value (i.e., $17,500) of each grant being made in stock options (with an exercise price per share equal to an average price per share during the 30 trading days preceding the grant) and (ii) 50% of the aforesaid value (i.e., $17,500) in RSUs (the number of RSUs calculated by using an average price per share during the 30 trading days preceding the grant).

•
Maximum RSUs: The number of shares to be issued under the RSUs grant will not exceed (x) $17,500 divided by (y) the average price per share during the 30 trading days preceding the grant on the initial grant date multiplied by 90%.

•
Termination: The portion of outstanding stock options and RSUs that is scheduled to vest during the year at which the director’s service with us is terminated or expires, will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation (other than resignation due to health conditions) or the director was terminated due to one of the causes set forth in the Companies Law.

•	Other: All other terms and conditions in connection with the above equity-based awards are as set forth in the Company’s 2012 Stock Incentive Plan, as amended, or the 2012 Plan.

All of the options granted to our directors expire six years after the grant date.

Other than the foregoing fees, reimbursement for expenses and the award of stock options and RSUs, we do not compensate our directors for serving on our Board of Directors.

Change of Control Arrangements

Some of our executive officers as well as some of our key employees are entitled to (1) accelerated vesting of the ordinary shares subject to outstanding options and other equity-based grants granted to them in connection with a change in control of the Company and (2) an extended period of up to twelve months of termination notice in connection with a termination of employment within one year following a change in control of the Company.

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

Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members.  Our Board is currently composed of five directors (including two outside directors).

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

Outside Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel, such as Attunity, to appoint at least two outside directors. However, effective from April 2016, companies whose shares are traded on specified U.S. stock exchanges, including the Nasdaq, and which do not have a controlling shareholder, such as Attunity, may (but are not required to) elect to opt out of the requirement to maintain outside directors or retain outside directors but opt out of the composition requirements under the Israeli Companies Law with respect to either or both of the audit and compensation committees. After considering this matter, we have decided not to elect to opt out of any such requirements at this time, except to allow Mr. Falk, an independent director and our designated audit committee financial expert, as that term is defined in Item 16A of this annual report, to serve as the chairman of our audit committee.

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

The initial term of an outside director is three years and he or she may be reelected for up to two additional three-year terms. Thereafter, in a company whose shares are listed for trading on, among others, the Nasdaq Stock Market LLC, such as Attunity, he or she may be reelected by our shareholders for additional periods of up to three years each, if our audit committee and the Board of Directors confirm that, in light of the outside director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an outside director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee or the outside director himself or herself proposed their own reelection, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, must be approved separately by the compensation committee, the board of directors and, subject to certain exceptions, the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers generally require the approval of the compensation committee and the board of directors.

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law, including exculpation from the duty of care, by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. We also currently maintain directors and officers liability insurance with an aggregate coverage limit of $25 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $167,000.

D.      Employees

The following table details certain data on the workforce of Attunity and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2017	2016	2015
Numbers of employees by geographic location
United States	112	107	109
Israel	105	95	89
Europe	34	28	23
Other	5	5	5
Total workforce	256	235	226
Numbers of employees by category of activity
Research and development	89	82	80
Sales and marketing	107	104	102
Customer support and professional services	45	37	33
Management and administrative	15	12	11
Total workforce	256	235	226

The overall increase in our workforce, from 226 employees in 2015 to 256 employees in 2017, was primarily due to the continued expansion of our professional services and research and development teams to support our customers’ large implementations.

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.  In 2017, payments to the National Insurance Institute contributed by us, as the employer, amounted to approximately 6% of wages.

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

In 2003, we adopted the 2003 Israeli Stock Option Plan, or the 2003 Plan, under which stock options may be granted to employees employed by us or by our affiliates, to permit our Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance (New Version), 1961, or the Israeli Tax Ordinance. The 2003 Plan had a term of ten years and expired in December 2013, although we still have outstanding options under this plan.

In 2012, we adopted the 2012 Plan, under which stock options, RSUs and other equity-based awards may be granted to employees, officers, directors and consultants of our Company and our subsidiaries. The 2012 Plan has a term of ten years and will terminate in December 2022.

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

The number of shares reserved for issuance under all of the Equity Plans is currently 4,900,675 ordinary shares. Any options, RSUs or similar awards which are canceled or forfeited before expiration become available for future grants. As of February 15, 2018, 20,949 ordinary shares remain available for grant of awards under the Equity Plans.

Grants in 2017

In 2017, we granted (1) options exercisable into 116,423 ordinary shares under the Equity Plans (compared with options exercisable into 211,903 ordinary shares that we granted in 2016), (2) 568,189 ordinary shares issuable upon the vesting of RSUs (compared with 317,990 ordinary shares issuable upon the vesting of RSUs that were granted during 2016), and (3) 40,000 performance-based RSUs (compared with none in 2016).

Total Outstanding Options and RSUs

The following table sets forth, as of December 31, 2017, the number of options outstanding under our Equity Plans and their respective exercise prices and expiration dates:

Number of outstanding Options	Range of exercise price	Weighted average remaining contractual life (years)

394,830	$2.76 - $7.29	4.13
357,140	$7.81-$10.03	2.36
546,167	$10.06 - $11.32	2.60
271,807	$11.38 - $14.68	3.70

1,569,944 (*)		3.12

(*) Includes 1,244,024 options that are vested and exercisable as of December 31, 2017.

The following table sets forth, as of December 31, 2017, the number of RSUs outstanding under our Equity Plans and their respective weighted average grant date fair value:

RSUs	Number Outstanding	Weighted average grant date fair value
Outstanding at beginning of the year	435,364	$10.09
Granted	568,189	7.32
Vested	(169,700)	10.62
Forfeited	(21,564)	8.60
Outstanding at end of the year	812,289 *	$8.08

* Excludes 40,000 performance-based RSUs.

For additional details and a discussion of the accounting method and assumptions used in valuation of such options and RSUs, see Notes 2(n) and 10(c) to our consolidated financial statements included elsewhere in this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, to our knowledge, as of February 15, 2018 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:
	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,750,964	(3)	8.30%
Yelin Lapidot	1,187,180	(4)	5.73%
Directors and officers as a group (consisting of 10 persons)*	2,392,238	(5)	11.18%

*	Except for Mr. Alon, all of our directors and executive officers beneficially own less than 1% of our outstanding shares.

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

(2)
The percentages shown are based on 20,731,968 shares issued and outstanding as of February 15, 2018. This figure of outstanding ordinary shares (i) excludes 901,140 ordinary shares issuable upon the vesting of RSUs and (ii) excludes employee stock options to purchase an aggregate of 1,544,401 ordinary shares at a weighted average exercise price of approximately $9.70 per share, with the latest expiration date of these options being January 29, 2024 (of which, options to purchase 1,277,904 of our ordinary shares were exercisable as of February 15, 2018).

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,394,709 ordinary shares; and (ii) 356,255 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $5.67 to $12.42 per ordinary share. These options expire between December 26, 2019 and December 27, 2023. The business address of Mr. Alon is c/o Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

(4)
This information is based on information provided in the Schedule 13G filed with the SEC by Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. and Yelin Lapidot Mutual Funds Management Ltd. (collectively, “Yelin Lapidot”) on September 5, 2017, or the YL Schedule 13G. According to the YL Schedule 13G, Yelin Lapidot has shared voting and investment power with respect to these shares and disclaims beneficial ownership thereof. The business address of Yelin Lapidot is 50 Dizengoff Street, Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(5)
Includes (i) 1,734,066 ordinary shares; (ii) 599,172 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $2.76 to $12.42 per ordinary share. These options expire between June 30, 2018 and December 27, 2023; and (iii) 59,000 ordinary shares issuable upon the vesting of RSUs.

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

•	The following table sets forth the beneficial ownership of our ordinary shares by Mr. Alon, our Chairman and Chief Executive Officer, as of April 1, 2015 and February 15, 2018:

	Beneficial Ownership (April 1, 2015)*			Beneficial Ownership (February 15, 2018)**
	Number of Ordinary Shares Beneficially Owned		Percentage	Number of Ordinary Shares Beneficially Owned		Percentage
Shimon Alon	1,518,594	(1)	9.37%	1,750,964	(2)	8.30%

* For details regarding the manner in which we calculate beneficial ownership, see footnote 1 to the table under Item 7A above. The percentages shown are based on 16,029,788 shares issued and outstanding as of April 1, 2015.

** For details regarding the manner in which we calculate beneficial ownership, see footnote 1 to the table under Item 7A above. The percentages shown are based on 20,731,968 shares issued and outstanding as of February 15, 2017.

(1)
Includes (i) 1,339,709 ordinary shares; and (ii) 178,885 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.00 to $8.76 per ordinary share. These options expire between December 22, 2015 and December 26, 2019.

(2)	See footnote 3 to the table under Item 7A above.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of February 15, 2018, there were 49 holders of record of our ordinary shares, of which 31 record holders, holding approximately 93% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 90% of our outstanding ordinary shares as of said date).

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

Export Sales

In the year ended December 31, 2017, the amount of our export sales (i.e., sales outside Israel) was approximately $61.4 million, which represents 98.9% of our total sales.

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

B.      Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2017.

ITEM 9.	THE OFFER AND LISTING

A.      Offer and Listing Details

Annual Share Price Information

The following table sets forth, for each of the years indicated, the range of high and low sale prices of our ordinary shares on the Nasdaq Capital Market:

Year	High	Low
2013	$11.22	$4.42
2014	$12.00	$5.83
2015	$16.25	$8.75
2016	$12.52	$4.15
2017	$9.54	$5.65

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the Nasdaq Capital Market:

	High	Low
2016
First Quarter	$12.52	$5.47
Second Quarter	$10.12	$4.62
Third Quarter	$10.50	$6.33
Fourth Quarter	$6.94	$4.15
2017
First Quarter	$9.54	$5.65
Second Quarter	$8.24	$6.56
Third Quarter	$7.66	$6.25
Fourth Quarter	$8.15	$6.27
2018
First Quarter (through March 7, 2018)	$7.68	$6.51

Monthly Share Price Information

The following table sets forth, for each of the most recent last six months, the range of high and low sale prices, as applicable, of our ordinary shares on the Nasdaq Capital Market:

Month	High	Low
September 2017	$7.2	$6.3
October 2017	$7.13	$6.52
November 2017	$8.15	$6.49
December 2017	$7.65	$6.27
January 2018	$7.21	$6.51
February 2018	$7.49	$6.51

On March 7, 2018, the last reported closing sale price of our ordinary shares on the Nasdaq Capital Market was $7.67 per share.

B.      Plan of Distribution

Not applicable.

C.      Markets

Our ordinary shares were traded on the Nasdaq Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the Nasdaq Capital Market from August 16, 2007 through February 22, 2008.  From February 26, 2008 through July 25, 2012, our ordinary shares were quoted on the Over The Counter Bulletin Board.  Effective July 26, 2012, our ordinary shares were relisted on the Nasdaq Capital Market under the symbol “ATTU.”

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

On June 8, 2016, our Board of Directors adopted the shareholder bonus rights plan, or the rights plan. The rights plan, which was as extended on June 19, 2017, is intended to ensure that all of Attunity's shareholders are treated fairly and equitably in the event of an unsolicited takeover attempt and to encourage any potential acquirer to negotiate with our Board of Directors. Pursuant to the rights plan, the Rights~~,~~ were distributed at the rate of one Right for each of the Company's ordinary shares held by shareholders of record as of the close of business on June 17, 2016. The Rights will be exercisable and transferable apart from our ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership (including through derivative securities) of 11% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Until the Rights become exercisable, each Right initially will represent the right to buy one-half of one ordinary share for $70 per share. Subject to certain conditions described in the rights plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled, for a price of $70, to purchase ordinary shares having a market price of  $140 (two times the $70 exercise price), which equals one-half of the market price per share. Unless further extended, the Rights will expire on June 30, 2018 and are generally redeemable by the Board of Directors, at $0.001 per Right, at any time until the tenth business day following public disclosure that a person or group has become an Acquiring Person.

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

None.

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

General Corporate Tax Structure

Israeli companies are subject to “corporate tax” on their taxable income at the rate of 24% for the 2017 tax year. Under an amendment to the Israeli Tax Ordinance enacted in December 2016, the corporate tax rate will decrease to 23% for 2018 and thereafter. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year, which equated to NIS 807,143 in the 2017 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Tax Ordinance enacted in December 2016, the rate of High Income Tax for 2017 and thereafter will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the Israeli CPI each year, which equated to NIS 614,880 in 2018).

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

Distributions on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder. other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

On December 22, 2017, President Trump signed into law the U.S. Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company, as discussed below.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code and the TCJA, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

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

We believe that we were not a PFIC for any of our 2008 through 2017 taxable years. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we are not or will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

U.S. Tax Cuts and Jobs Act

Although the TCJA is the most extensive overhaul of the U.S. tax regime in over thirty years, other than for certain U.S. corporate holders, we do not expect any of the provisions of the TCJA to materially impact U.S. Holders with respect to their ownership of our ordinary shares.  However, given the complexity of this new law, investors should consult their own tax advisors regarding its potential impact on the U.S. federal income tax consequences to them in light of their particular circumstances. See also note 11(d) to our consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2017, we had cash and cash equivalents of approximately $29.1 million. As of that date, most of such cash and cash equivalents were held in dollars and NIS. The majority of our cash and cash equivalents are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured.

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

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations.  Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Asia Pacific.  As a result, these sales and related expenses are denominated in currencies other than the dollar.  Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and those other currencies. In addition, a significant portion of our operating costs are incurred in NIS.  In the past several years, including in 2017, the NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. However, in 2015 and 2014, with the devaluation of NIS against the dollar, the dollar cost of our Israeli operations decreased.

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the dollar against the most significant currencies for our business, i.e., the NIS, the GBP and the Euro; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2013	2014	2015	2016	2017
NIS	(6.4)%	12.2%	0.3%	(1.5)%	(9.8)%
Euro	(3.2)%	13.3%	(10.4)%	(3.4)%	13.9%
GBP	(7.5)%	6.2%	(4.9)%	(17.1)%	9.9%
Israeli Consumer Price Index	1.83%	(0.2)%	(1.0)%	(0.2)%	0.4%

Our operating results may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, predominantly the NIS.  In 2017, the appreciation of the NIS in relation to the dollar increased the dollar reporting value of our operating expenses by approximately $1.0 million for that year. In 2016, the appreciation of the NIS in relation to the dollar increased the dollar reporting value of our operating expenses by approximately $0.2 million for that year. In 2015, the devaluation of the NIS in relation to the dollar decreased the dollar reporting value of our operating expenses by approximately $1.0 million. Other than that, foreign currency fluctuations did not have a material impact on our financial results in the past three years.

A devaluation of the NIS in relation to the dollar, as was the case in 2014 and 2015, has the effect of decreasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  For example, an increase of 10% in the value of the NIS relative to the dollar in 2017 would have resulted in a decrease in the dollar reporting value of our operating expenses of approximately $1.6 million for that year. A revaluation of the NIS relative to the dollar also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

During 2017, we engaged in currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements and we may enter into similar transactions in the future. As of December 31, 2017, we had outstanding currency forwards and options in the total amount of approximately $3.3 million to hedge portions of our forecasted expenses denominated in NIS. These forwards and options expire in various dates until June 2018. However, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

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

ITEM 15.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer and our chief financial officer, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our chief executive officer and chief financial officer as of December 31, 2017. Based upon that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures are effective as of December 31, 2017.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on such evaluation, our management, including our chief executive officer and chief financial officer, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of December 31, 2017 is effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017, has been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or EY, an independent registered public accounting firm who audited and reported on the consolidated financial statements of the Company for the year ended December 31, 2017.

This annual report includes an attestation report of EY, our registered public accounting firm, regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Dan Falk, who serves as the chairman of our audit committee, meets the definition of an audit committee financial expert, as that term is defined in Item 16A of Form 20-F. Mr. Falk qualified as an “independent director” using the Nasdaq Stock Market definition of independence, in Nasdaq Listing Rule 5605(a)(2).

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held on December 27, 2017, our shareholders approved the reappointment of EY as our independent registered public accounting firm until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by EY and the percentage of each of the fees out of the total amount paid to them:

	Year Ended December 31,
	2017		2016
Services Rendered	Fees (in Dollars)	Percentages	Fees (in Dollars)	Percentages

Audit Fees (1)	$229,600	63%	$201,000	79%
Audit-Related Fees (2)	79,700	22%	-	-
Tax Fees (3)	49,500	14%	49,000	19%
All Other Fees (4)	1,900	1%	4,000	2%

Total	$360,700	100%	$254,000	100%

(1)
Audit fees consist of fees for professional services rendered by our principal accountant for the audit of our consolidated annual financial statements, including the audit of our internal control over financial reporting, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees consist of (i) services performed by EY in connection with the public offering we conducted in December 2017 and (ii) consulting services in connection with the implementation of the New Revenue Standard.

(3)	Tax fees relate to services performed by the tax division of EY for tax compliance, planning and advice, including a transfer pricing study.

(4)	Other fees relate to advisory services performed by EY in connection with employee benefits and other employee related matters.

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

None.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.       CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the Nasdaq Capital Market. As such, we are required to comply with U.S. federal securities laws, including SOX and the Nasdaq rules, including the Nasdaq corporate governance requirements. The Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of Nasdaq applicable to domestic U.S. listed companies:

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

Item 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III
ITEM 17.        FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.        FINANCIAL STATEMENTS

ITEM 19.        EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant, as amended and restated ¶ (1)
1.2	Amended and Restated Articles of Association of the Registrant (2), as amended (3)
1.3	Bonus Rights Agreement, dated as of June 7, 2016, between the Registrant and American Stock Transfer & Trust Company, LLC (4), as amended (5)
2.1	Specimen of Ordinary Share Certificate (6)
4.1	2001 Stock Option Plan (7), as amended (8) (9)
4.2	2003 Israeli Stock Option Plan (10), as amended (11) (12)
4.3	Form of Indemnification Letter, as amended (13)
4.4	2012 Stock Incentive Plan (14)
4.5	Compensation Policy for Executive Officers and Directors, as amended (15)
8	List of Subsidiaries of the Registrant*
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350**
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global*
101
The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income (Loss); (iv) Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

________________
(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(2)	Filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(3)	Filed as Appendix B to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 28, 2017, and incorporated herein by reference.
(4)	Filed as Exhibit 99.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on June 8, 2016, and incorporated herein by reference.
(5)
Amendment No. 1 to the Bonus Rights Agreement, dated as of June 19, 2017, was filed as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on June 20, 2017, and incorporated herein by reference.

(6)	Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(7)	Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference.
(8)
The 2001 Stock Option Plan was amended in the annual general meeting of the Registrant’s shareholders in December 2005, as reflected in Item 3 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, which is incorporated herein by reference.

(9)
The 2001 Stock Option Plan was further amended in the annual general meeting of the Registrant’s shareholders in December 2006, as reflected in Item 2 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 22, 2006, which is incorporated herein by reference.

(10)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference.
(11)
The 2003 Israeli Stock Option Plan was amended in the annual general meeting of the Registrant’s shareholders in December 2005, as reflected in Item 3 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, which is incorporated herein by reference.

(12)
The 2003 Israeli Stock Option Plan was further amended in the annual general meeting of the Registrant’s shareholders in December 2006, as reflected in Item 2 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 22, 2006, which is incorporated herein by reference.

(13)	Filed as Appendix C to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 28, 2017, and incorporated herein by reference.
(14)	Filed as Appendix A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 20, 2012, and incorporated herein by reference.
(15)	Filed as Appendix A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 28, 2017, and incorporated herein by reference.

¶	Translated from Hebrew

*	Filed herewith.

**	Furnished herewith.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Attunity Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and 2016 and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 8, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer,
A Member of Ernst & Young Global

We have served as the Company's auditor since at least 1992, but we are unable to determine the specific year.

Tel-Aviv, Israel
March 8, 2018

ATTUNITY LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

Opinion on Internal Control over Financial Reporting

We have audited Attunity Ltd. and subsidiaries internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Attunity Ltd. and subsidiaries (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 8, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kost Forer Gabbay & Kasierer,
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 8, 2018

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,087	$9,166
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2017 and 2016)	10,609	7,031
Other accounts receivable and prepaid expenses	1,074	663

Total current assets	40,770	16,860

LONG-TERM ASSETS:
Severance pay fund	4,378	3,770
Property and equipment, net	1,287	1,214
Intangible assets, net	1,431	2,778
Goodwill	30,929	30,929
Deferred taxes	1,209	2,340
Other assets	152	155

Total long-term assets	39,386	41,186

Total assets	$80,156	$58,046

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2017	2016

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$666	$375
Payment obligation related to acquisitions	-	271
Deferred revenues	11,066	10,676
Employees and payroll accruals	5,730	4,741
Accrued expenses and other current liabilities	3,066	2,021

Total current liabilities	20,528	18,084

LONG-TERM LIABILITIES:

Deferred revenues	2,163	1,438
Liability presented at fair value	-	512
Accrued severance pay	5,941	5,027
Other liabilities	321	277

Total long-term liabilities	8,425	7,254

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at December 31, 2017 and 2016; Issued and outstanding: 20,718,468 shares at December 31, 2017 and 16,841,238 shares at December 31, 2016	2,361	1,921
Additional paid-in capital	174,693	149,716
Accumulated other comprehensive loss	(1,222)	(1,013)
Accumulated deficit	(124,629)	(117,916)

Total shareholders' equity	51,203	32,708

Total liabilities and shareholders' equity	$80,156	$58,046

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands, except per share data

	Year ended December 31,
	2017	2016	2015

Revenues:
Software licenses	$32,604	$28,653	$26,568
Maintenance and services	29,494	25,841	21,600

Total revenues	62,098	54,494	48,168

Operating expenses:
Cost of software licenses	1,225	2,143	2,518
Cost of maintenance and services	8,630	6,637	4,760
Research and development	14,010	13,283	11,139
Selling and marketing	35,893	35,089	27,381
General and administrative	5,196	4,594	4,857
Impairment of intangible assets	-	4,122	-

Total operating expenses	64,954	65,868	50,655

Operating loss	(2,856)	(11,374)	(2,487)

Financial expenses, net	(101)	(54)	(576)

Loss before taxes on income	(2,957)	(11,428)	(3,063)
Income tax benefit (taxes on income)	(3,756)	735	(546)

Net loss	$(6,713)	$(10,693)	$(3,609)

Basic and diluted net loss per share	$(0.39)	$(0.64)	$(0.22)

Weighted average number of shares used in computing basic and diluted net loss per share	17,264	16,739	16,183

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Net loss	$(6,713)	$(10,693)	$(3,609)

Other comprehensive income (loss):
Cash flow hedges:
Changes in unrealized (losses) gains	312	76	(64)
Reclassification adjustments for (gains) losses included in net loss	(286)	(24)	6
Net change	26	52	(58)

Foreign currency translation adjustment	(235)	72	(208)

Other accumulated comprehensive income (loss)	(209)	124	(266)

Comprehensive loss	$(6,922)	$(10,569)	$(3,875)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total
	Ordinary Shares		paid-in	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	Loss	deficit	Equity

Balance as of January 1, 2015	15,375,716	$1,772	$133,931	$(871)	$(103,675)	$31,157

Exercise of warrants and stock options	434,477	45	1,119	-	-	1,164
Share-based compensation	-	-	2,827	-	-	2,827
Issuance of shares related to Appfluent acquisition, including retention plan paid in shares	596,050	59	5,488	-	-	5,547
Holdback shares to secure indemnity claims	-	-	1,253	-	-	1,253
Tax benefit related to exercise of stock options	-	-	218	-	-	218
Other comprehensive loss	-	-	-	(266)		(266)
Net loss	-	-	-	-	(3,609)	(3,609)

Balance as of December 31, 2015	16,406,243	1,876	144,836	(1,137)	(107,284)	38,291

Exercise of stock options and vesting of RSUs	182,313	19	270	-	-	289
Share-based compensation	-	-	3,880	-	-	3,880
Issuance of shares related to retention plan associated with acquisition and other share-based compensation	76,616	8	664	-	-	672
Issuance of shares related to BIReady acquisition	31,895	3	221	-	-	224
Issuance of holdback shares to secure indemnity claims	144,171	15	(15)	-	-	-
Tax deficiencies related to exercise of stock options	-	-	(171)	-	-	(171)
Other comprehensive loss	-	-	-	124	-	124
Net loss	-	-	-	-	(10,693)	(10,693)

Balance as of December 31, 2016	16,841,238	$1,921	$149,685	$(1,013)	$(117,977)	$32,616

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total
	Ordinary Shares		paid-in	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	Loss	deficit	Equity

Balance as of January 1, 2017	16,841,238	$1,921	$149,716	$(1,013)	$(117,916)	$32,708

Exercise of stock options and vesting of RSUs	469,780	52	824	-	-	876
Share-based compensation	-	-	3,711	-	-	3,711
Issuance of ordinary shares, net of issuance expenses	3,407,450	388	20,442	-	-	20,830
Other comprehensive loss	-	-	-	(209)	-	(209)
Net loss	-	-	-	-	(6,713)	(6,713)

Balance as of December 31, 2017	20,718,468	$2,361	$174,693	$(1,222)	$(124,629)	$51,203

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:

Net loss	$(6,713)	$(10,693)	$(3,609)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	491	493	411
Share-based compensation	3,711	3,880	2,827
Retention plan associated with acquisition and other compensation in shares	-	370	502
Impairment of intangible assets	-	4,122	-
Amortization of intangible assets	1,347	2,372	2,862
Accretion of payment obligations related to acquisitions	-	(8)	477
Change in fair value of payment obligations	-	35	(2,067)

Change in:
Accrued severance pay, net	306	24	184
Trade receivables	(3,514)	(2,544)	1,512
Other accounts receivable and prepaid expenses	(392)	(29)	(364)
Other long-term assets	8	14	(174)
Trade payables	107	(279)	343
Deferred revenues	823	1,570	2,533
Employees and payroll accruals	973	1,101	635
Accrued expenses and other current liabilities	1,025	594	(202)
Remeasurement of long-term liability presented at fair value and other long-term liabilities	(212)	(185)	(91)
Tax deficiencies (benefit) related to exercise of stock options	-	171	(218)
Change in deferred taxes, net	1,131	(1,833)	(641)

Net cash provided by (used in) operating activities	(909)	(825)	4,920

Cash flows from investing activities:

Purchase of property and equipment	(556)	(456)	(625)
Decrease in restricted cash	-	-	430
Cash paid in connection with acquisition, net of acquired cash (Note 3)	-	-	(10,402)

Net cash used in investing activities	(556)	(456)	(10,597)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from financing activities:

Proceeds from exercise of warrants and options	881	289	1,164
Payment of contingent consideration	(271)	(1,990)	(2,054)
Issuance of shares, net of issuance expenses	21,048	-	-
Payment of contingent payment right	(300)	-	-
Tax benefit (deficiencies) related to exercise of stock options	-	(171)	218

Net cash provided by (used in) financing activities	21,358	(1,872)	(672)

Foreign currency translation adjustments on cash and cash equivalents	28	(203)	(88)

Increase (decrease) in cash and cash equivalents	19,921	(3,356)	(6,437)
Cash and cash equivalents at the beginning of the year	9,166	12,522	18,959

Cash and cash equivalents at the end of the year	$29,087	$9,166	$12,522

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$1,740	$653	$1,558

Supplemental disclosure of non-cash investing and financing activities:
Issuance expenses not yet paid	$218	-	-
Issuance of shares related to acquisition	$-	$224	$6,600

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

The Company has wholly-owned subsidiaries mainly in the United States, United Kingdom, Hong-Kong and Israel. The Company's subsidiaries are engaged primarily in sales, marketing customer service and consulting.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period’s presentation. On an ongoing basis, the Company's management evaluates estimates, including those related to valuation and impairments of goodwill and intangible assets, tax assets and liabilities, fair values of stock-based awards, estimates used in applying the revenue recognition policy related to separation of multiple elements, as well as certain financial instruments classified as liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

Accordingly, monetary amounts denominated in a currency other than the functional currency are re-measured into the functional currency in accordance with Accounting Standards Codification ("ASC") No. 830, "Foreign Currency Matters," while all transaction gains and losses from the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

f.          Goodwill and other intangible assets:

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

The Company operates in one operating segment and this segment comprises the only reporting unit. The Company tests goodwill using the two-step process in accordance with ASC No. 350. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2017, 2016 and 2015, no impairment of goodwill has been identified.

The intangible assets of the Company are not considered to have an indefinite useful life and are amortized over their estimated useful lives. Intangible assets consist of core technology, customer relationships and non-competition agreement.

g.         Impairment of long-lived assets and intangible assets subject to amortization:

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

In 2016, as a result of reduced sales trends of products based on the technology of Appfluent, a U.S.-based corporation acquired by the Company in March 2015, the Company identified impairment indicators and performed an impairment test on the acquisition-related amortizable intangible for this acquisition. As a result, during the year ended December 31, 2016, the Company recorded impairment charges of $3,919 and $203, on core technology and customer relationships, respectively. The fair value of these assets was determined in accordance with a forecasted discounted cash flows model, using a discount rate reflecting the risk inherent in the projected cash flows. During the years ended December 31, 2017 and 2015, no impairment of long-lived assets and intangible assets was identified.

h.         Business combinations:

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

ASC No. 740 contains a two-step approach to recognize and measure a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest related to unrecognized tax benefits in its taxes on income (income tax benefit).

k.         Revenue recognition:

The Company generates revenues mainly from license fees and sublicense fees for the right to use its software products and maintenance, support, consulting and training services. The Company grants licenses to its products primarily through its direct sales force and indirectly through original equipment manufacturers ("OEMs"), distributors, resellers and value-added resellers ("VARs"). The customers, OEMs, distributors, resellers or VARs, as the case may be, are generally considered to be end users for purposes of revenue recognition.

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

l.	Cost of Revenues:

Cost of software licenses is comprised of amortization of core technology acquired. Cost of maintenance and services is comprised mainly of post-sale customer support personnel and professional services consulting personnel.

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

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, Europe and the Far East. The Company performs ongoing credit evaluations of its customers and, through December 31, 2017, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. There were no material bad debt expenses or write-offs recorded for the years ended December 31, 2017, 2016 and 2015.

n.	Accounting for share-based compensation

The Company accounts for share-based compensation in accordance with ASC No. 718, "Compensation - Stock Compensation" ("ASC No. 718"). ASC No. 718 is applicable for stock-based awards exchanged for employees' services and for non-employee directors. Pursuant to ASC No. 718, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense ratably on a straight-line basis over the requisite service period.

During 2017, the Company adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) No. 2016-09, "Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting" (“ASU No. 2016-09”), which modified certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statements of cash flows. ASU No. 2016-09 allows an entity to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. As a result of the adoption of ASU No. 2016-09, the Company changed its accounting policy to account for forfeitures as they occur. In addition, prior to the adoption of ASU No. 2016-09, excess tax benefits or deficiencies from the Company’s equity-based awards were recorded as additional paid-in capital in its consolidated balance sheets and were classified as a financing activity in its consolidated statements of cash flows. As a result of such adoption, the Company prospectively records any excess tax benefits or deficiencies from its equity awards as part of its provision for income taxes in its consolidated statements of operations in the reporting periods in which vesting of equity-based awards occurs. The Company elected to apply the cash flow classification requirements related to excess tax benefits prospectively. During the years ended December 31, 2016 and 2015, the Company classified $ (171) and $ 218, respectively, of excess tax benefits (deficiencies) from equity-based compensation as financing cash flows.

The fair value of each restricted share unit (“RSU”) is the market value as determined by the closing price of the ordinary shares of the Company prior to the day of grant. Compensation expense for performance-based RSUs is recognized when it becomes probable that the related performance condition has been satisfied.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company uses the Black-Scholes option pricing model as the fair value method for its stock options awards. This option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price volatility. The expected term of options granted is derived from the historical option exercises, post-vesting cancellations, and estimates concerning future exercises and cancellations for vested and unvested options that remain outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with a term equivalent to the expected life of the options. Historically, the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model.

The fair value for options granted in 2017, 2016 and 2015 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,
	2017	2016	2015

Dividend yield	0%	0%	0%
Expected volatility	53%	53%	52%
Risk-free interest	2.27%	1.82%	1.29%
Expected life (in years)	5.9	5.3	4

o.          Derivatives and hedging:

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

According to ASC No. 815, for derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

The Company entered into forward and other various option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as lease payments denominated in New Israeli Shekels ("NIS"). As of December 31, 2017, the fair value of the Company's outstanding hedging contracts that were designated as hedging instruments was recorded as an asset of $27, included in the balance sheet within "Other accounts receivable and prepaid expenses". As of December 31, 2016, the fair value of the Company's outstanding hedging contracts that were designated as hedging instruments was recorded as liability of $7, included in our consolidated balance sheet within "Accrued expenses and other current liabilities". The Company measured the fair value of these contracts in accordance with ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"), and they were classified as level 2. Net income (loss) from hedging transactions recognized in financial expenses, net during 2017, 2016 and 2015 was ($1), $3 and ($30), respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2017 and 2016, the notional principal amount of the open hedging contracts to sell U.S. dollars was $3,327 and $4,963 , respectively.

As of December 31, 2017, the fair value of the Company's outstanding derivative designated as cash flow hedging instruments was recorded as an asset of $23, included in our consolidated balance sheet within "Other accounts receivable and prepaid expenses". As of December 31, 2016, the fair value of the Company's outstanding derivative designated as cash flow hedging instruments was recorded as liability of $7, included in our consolidated balance sheet within "Accrued expenses and other current liabilities".

The fair value of the Company's outstanding hedging contracts that were not designated as hedging instruments as of December 31, 2017 and 2016 were $4 and $0, respectively.

p.	Basic and diluted net loss per share:

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

The total number of shares related to the outstanding stock options, RSUs and performance-based RSUs excluded from the calculation of diluted net loss per share due to their anti-dilutive effect was 2,422,233, 2,338,298 and 1,974,962 for the years ended December 31, 2017, 2016 and 2015, respectively.

q.	Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent monthly salary multiplied by the number of years of employment, as of the balance sheet date. Upon termination by the Company, or other circumstances that are considered as termination under the Severance Pay Law, Israeli employees are generally entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits to pension policies and by an accrual.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds bear profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of these policies is recorded as an asset in the Company's balance sheets. The Company's obligation to employees in Israel, who joined the Company after December 1, 2009, are in accordance with Section 14 of the Israeli Severance Pay Law, 1963, whereby the Company's contributions for severance pay fully cover its severance liability. Such deposits and related severance obligation are not stated on the balance sheet.

Severance pay expense for the years ended December 31, 2017, 2016 and 2015 amounted to $909, $645 and $682, respectively.

r.	Fair value of financial instruments:

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

The following table summarizes the changes in accumulated balances of other comprehensive loss for 2017:

	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(6)	$(1,007)	$(1,013)
Other comprehensive gain (loss) before reclassifications	312	(235)	77
Amounts reclassified from accumulated other comprehensive loss into earnings	(286)	-	(286)
Net current period other comprehensive income (loss)	26	(235)	(209)
Ending balance	$20	$(1,242)	$(1,222)

t.	Impact of recently issued accounting standard not yet adopted:

1.
In May 2014, the FASB issued new standard related to revenue recognition, ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" and related subsequent updates (collectively, the “new revenue standard”). Under the new revenue standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new revenue standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new revenue standard permits two transition methods: retrospectively to each prior reporting period presented (the "full retrospective method"), or retrospectively with the cumulative effect of initially applying the new revenue standard recognized at the date of initial application (the "modified retrospective method"). The Company will adopt the new revenue standard effective January 1, 2018 using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cumulative adjustment will, as of January 1, 2018, reduce the Company’s accumulated deficit by $7,880, while increasing the Company's current and non-current assets by $3,139 and $4,201, respectively, and decreasing the Company's deferred revenues by approximately $540. The most significant impact of the new revenue standard on the Company’s accumulated deficit as of January 1, 2018 described above relates mainly to (i) capitalization of certain costs, such as sales commissions, to obtain customer contracts that extended for a period longer than one year, as applied to those contracts which were not substantially completed as of January 1, 2018; and (ii) change in the timing of  revenue recognition from contracts that contain payment terms that were considered not to be fixed or determinable under ASC No. 985-605.

2.
In January 2017, the FASB issued ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU No. 2017-04”), which eliminates step two from the goodwill impairment test. Under ASU No. 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. This standard will be effective for the Company in the first quarter of 2020 on a prospective basis, and early adoption is permitted. The Company does not expect ASU No. 2017-04 to have a material impact on its consolidated financial statements.

3.
In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842) ("ASU No. 2016-02"), whereby lessees will be required to recognize, for all leases at the commencement date, a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU No. 2016-02, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU No. 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of adopting ASU No. 2016-02.

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

During 2015, the Company paid $300 in cash and issued 14,188 ordinary shares of the Company for total fair value of $200. During 2016, the Company paid $900 in cash and issued 68,616 ordinary shares of the Company for total fair value of $600. Compensation costs recognized in 2016 and 2015 were $744 and $1,256, respectively.

Under business combination accounting principles, the total purchase price was allocated to Appfluent's net tangible and intangible assets based on their estimated fair values. At the Closing Date, the core technology and customers relationships, amounted to $6,350 and $382, respectively.

b.
On November 14, 2014 (in this clause (b), the "Closing Date"), the Company acquired the technology and certain related assets of BIReady B.V., a Netherlands-based developer of data warehouse automation technology, for EUR 600,000 (approximately $748) in cash, 31,895 ordinary shares of the Company for total fair value of $224, which have been held-back to secure indemnity claims and were issued in February 2016, and an earn-out potential of up to EUR 300,000 (approximately $374) in cash based on 2015 and 2016 results of the acquired business. In connection with this contingent payment consideration, the Company initially recorded at the Closing Date an estimated liability of $300 ($271 and $292 as of December 31, 2016 and 2015, respectively).

During the years ended December 31, 2017 and 2016, the Company paid the contingent consideration in the amounts of $271 and $48, respectively. The total purchase price was allocated to core technology based on its estimated fair value in the amount of $ 1,272, which is amortized on a straight-line basis over 5 years.

NOTE 4:-	FAIR VALUE MEASUREMENTS

The Company measures the contingent payment obligations payable, if any, in connection with acquisitions ("Contingent Considerations"), foreign currency derivative contracts and other derivative instruments at fair value. Foreign currency derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Contingent Considerations related to acquisitions and liability presented at fair value were classified within Level III as the valuation inputs are based on significant inputs not observable in the market.

There have been no transfers between fair value measurements levels during the years ended December 31, 2017, 2016 and 2015.

The below table sets forth the Company's assets and liabilities that were measured at fair value as of December 31, 2017 and 2016 by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Assets:
Foreign exchange contracts	$-	$27	$-	$27

Total assets	$-	$27	$-	$27

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Liabilities:
Contingent consideration related to acquisitions	$-	$-	$271	$271
Foreign exchange contracts	-	7	-	7
Liability presented at fair value	-	-	512	512

Total liabilities	$-	$7	$783	$790

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2017	$783
Cash settlements	(571)
Revaluation of liability presented at fair value	(212)

Total fair value as of December 31, 2017	$-

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost:
Computers and peripheral equipment	$2,521	$2,203
Office furniture and equipment	762	531
Leasehold improvements	486	473

	3,769	3,207

Accumulated depreciation	2,482	1,993

Property and equipment, net	$1,287	$1,214

As for charges on the Company's property and equipment, see Note 8.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INTANGIBLE ASSETS, NET

  Intangible assets, net consisted of the following:

	Weighted average amortization period	December 31,
	(years)	2017	2016
Original amount:

Core technology	4.74	$13,384	$13,384
Customer relationships	5.84	1,981	1,981
Non-competition agreement	4.00	224	224

		15,589	15,589
Accumulated amortization and impairment charges:

Core technology		8,202	6,977
Customer relationships		1,610	1,544
Non-competition agreement		224	168
Impairment of acquisition-related intangible assets (*)		4,122	4,122
		14,158	12,811

Intangible assets, net:

Core technology		1,263	2,488
Customer relationships		168	234
Non-competition agreement		-	56

		$1,431	$2,778

The estimated future amortization expense of other intangible assets as of December 31, 2017 for the years ending:

Year ending December 31,
2018	943
2019	415
Thereafter	73

$1,431

(*)
In 2016, the Company recorded a $4,122 impairment charge on core technology and customer relationships. This impairment charge was based upon forecasted discounted cash flows which considered delayed sales trends with longer than expected sales cycles of Appfluent products, which the Company believes is primarily due to the innovative nature of this solution.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	LIABILITY PRESENTED AT FAIR VALUE

The Company entered into a Loan Agreement with Plenus Technologies Ltd. ("Plenus" or the "Lender"), on January 31, 2007 (as amended on March 30, 2009 and September 4, 2011, the "Loan Agreement"). According to the Loan Agreement, if, during the period between March 19, 2009 and December 31, 2017, the Company entered into a "Fundamental Transaction" (which is defined in the Loan Agreement to include various types of change of control transactions), then the Lender would be entitled to the following: (i) in the cases of merger or acquisition of shares, an amount equal to 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders, or (ii) in the case of the sale of substantially all of the Company's assets, an amount equal to 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the "aggregate proceeds" were to be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and were not to have been assumed by the purchaser in such Fundamental Transaction. During such period, the Lender could elect to receive $300 in cash in lieu of such contingent payment right.

The Company accounted for the above mentioned contingent payment right as a liability presented at fair value on the balance sheet, which was remeasured at each reporting period. As of December 31, 2016, the liability amounted to $512. During the year ended December 31, 2017, the Company paid and settled the $300 liability.

NOTE 8:-	CHARGES (ASSETS PLEDGED)

In July 2015, the Company secured a short-term line of credit that expires after one year in the amount of $5,000 from an Israeli bank, which, following several extensions, is currently scheduled to expire in July 2018. To secure the credit line, the Company granted the bank a first priority floating charge on all of its assets (the agreements relating to such charges, being referred to as the “Security Agreements”). The Security Agreements contain various restrictive covenants, including limitations on the Company's ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase its shares, and subject to specified exceptions, a negative pledge on the assets of some of its subsidiaries. As of December 31, 2017, $576 of the line of credit is used as collateral, mainly to secure the Company's obligations under the office lease agreement and its hedging transactions.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in February 2021. In addition, the Company leases motor vehicles under non-cancelable operating leases for, generally, 3 years. Future minimum commitments under these leases as of December 31, 2017, are as follows:

Year ended December 31,	Operating Leases

2018	$1,982
2019	1,153
2020	792
2021	130

$4,057

b.
Rent expenses under facilities operating leases for the years ended December 31, 2017, 2016 and 2015 were $1,674, $1,541 and $1,346, respectively.

Motor vehicles lease expenses for the years ended December 31, 2017, 2016 and 2015 were $207, $268 and $244, respectively.

NOTE 10:-	SHAREHOLDERS' EQUITY

a.
On December 6, 2017, the Company closed an underwritten public offering of 3,407,450 ordinary shares (including 444,450 ordinary shares issued to the underwriter upon full exercise of its over-allotment option), at a public offering price of $6.75 per share. The net proceeds for the Company were approximately $20,830.

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

In December 2012, the Company adopted the 2012 Stock Incentive Plan (together with the 2001 and 2003 plans, the "Plans"), under which stock options, RSUs, as well as other equity-based awards may be granted to employees, directors and consultants of the Company or its affiliates. The 2012 Stock Incentive Plan has a term of ten years and will terminate in December 2022.

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

The Company also grants RSUs to its employees, which generally vest over three years with annual vesting dates. Starting in 2017, the Company also granted performance-based RSUs, which will vest upon achievement of certain revenue-related milestones.

Under the Plans, as of December 31, 2017, 4,850,675 ordinary shares were reserved for issuance of equity-based awards. Options and unvested RSUs that are canceled or forfeited before expiration become available for future grants. During 2017, the Company’s Board of Directors approved an increase of 397,435 shares of the Company reserved for issuance under the Plans. As of December 31, 2017, there were 6,757 ordinary shares reserved and available for future grants.

The following is a summary of the Company's stock options granted under the Plans:

	Year ended December 31, 2017
	Number of options (thousands)	Weighted average exercise price (per share)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (*)

Outstanding at beginning of year	1,903	$8.90	3.35	$1,136
Granted	116	7.24
Exercised	(300)	2.94
Forfeited	(149)	11.76

Outstanding at end of year	1,570	$9.64	3.12	$403

Exercisable at end of year	1,244	$9.93	2.66	$284

Vested and expected to vest at end of year	1,570	$9.64	3.12	$403

(*)	Calculation of aggregate intrinsic value for options outstanding and exercisable is based on the share price of the Company’s ordinary shares as of December 31, 2017 which was $6.98 per share.

The weighted average fair value of options granted during the years ended December 31, 2017, 2016 and 2015 was $3.41, $3.33 and $4.94 per share, respectively.

The weighted average fair value of options vested during the year ended December 31, 2017, 2016 and 2015 was $4.27, $2.45 and $4.80 per share, respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The total intrinsic value of options exercised for the years ended December 31, 2017, 2016 and 2015 was $1,215, $361 and $3,430, respectively.

The options outstanding as of December 31, 2017, have been separated into ranges of exercise price per share as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

$2.76 - $7.29	395	4.13	6.11	189	2.60	5.61
$7.81-$10.03	357	2.36	9.16	357	2.36	9.16
$10.06 - $11.32	546	2.6	10.86	504	2.51	10.90
$11.38 - $14.68	272	3.7	12.97	194	3.66	13.02

	1,570	3.12	$9.64	1,244	2.66	$9.93

A summary of the Company’s RSU (excluding performance-based RSUs) activities and related information for the year ended December 31, 2017, is as follows:

	Number of RSUs (thousands)	Weighted average grant-date fair value
Outstanding at January 1, 2017	436	$10.09
Granted	568	7.32
Vested	(170)	10.62
Forfeited	(22)	8.60

Non-vested at December 31, 2017	812	$8.08

The weighted average fair value of RSUs granted during 2017 and 2016 was $7.32 and $8.06 per share, respectively.

In December 2017, the Company granted to its Chairman and Chief Executive Officer up to 40,000 performance-based RSUs. The RSUs will vest upon achievement of certain revenue-related milestones.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The allocation of the share-based compensation, including compensation related to a retention plan associated with an acquisition (see also Note 3(a)) and other compensation in shares, is as follows:

	Year ended December 31,
	2017	2016	2015

Cost of maintenance and services	$162	$148	$-
Research and development	804	1,098	842
Selling and marketing	1,818	2,011	1,766
General and administrative	927	993	721

Total share-based compensation	$3,711	$4,250	$3,329

As of December 31, 2017, there was $ 5,657 of total unrecognized compensation cost related to non-vested share-based compensation that is expected to be recognized over a weighted average period of approximately 2.1 years.

d.
Warrants:

During 2015, 19,701 warrants were exercised for proceeds of $10. During 2015, 7,881 warrants expired.

As of December 31, 2015, there were no outstanding warrants to purchase Company’s ordinary shares and the Company has not granted any warrants since then.

NOTE 11:-	INCOME TAXES

a.	Income tax benefit (taxes on income) are comprised as follows:

	Year ended December 31,
	2017	2016	2015

Deferred tax benefit (expense)	$(1,130)	$1,989	$777
Current taxes	(2,626)	(1,254)	(1,323)

	(3,756)	735	(546)

Domestic	(296)	(285)	(209)
Foreign	(3,460)	1,020	(337)

	(3,756)	735	(546)
Domestic taxes:
Current	(296)	(285)	(209)
Deferred	-	-	-

	(296)	(285)	(209)
Foreign taxes:
Current	(2,330)	(969)	(1,114)
Deferred	(1,130)	1,989	777

	(3,460)	1,020	(337)

Income tax benefit (taxes on income)	$(3,756)	$735	$(546)

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

Loss before taxes on income attributable to domestic and foreign operations are as follows:

	Year ended December 31,
	2017	2016	2015

Domestic	$(9,758)	$(9,749)	$(4,624)
Foreign	6,801	(1,679)	1,561

	$(2,957)	$(11,428)	$(3,063)

b.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	December 31,
	2017	2016	2015
Loss before taxes, as reported in the consolidated statements of operations	$(2,957)	$(11,428)	$(3,063)

Statutory tax rate	24.0%	25.0%	26.5%
Theoretical tax benefit on the above amount at the Israeli statutory tax rate	$710	$2,857	$812
Income tax benefit (taxes on income) at rate other than the Israeli statutory tax rate	(869)	236	(307)
Non-deductible expenses and other permanent differences	(668)	(526)	26
Losses and timing differences for which valuation allowance was provided	(2,186)	(1,615)	(835)
Impacts related to the Act (as defined below)	(543)	-	-
Other individually immaterial income tax items	(200)	(217)	(242)

Income tax benefit (taxes on income)	$(3,756)	$735	$(546)

c.	Israeli taxation:

The Israeli corporate income tax rate was 24% in 2017, 25% in 2016 and 26.5% in 2015.

The Company and its Israeli subsidiaries have not received final tax assessments since incorporation. However, in accordance with Israeli tax laws, tax returns submitted up to and including the 2013 tax year can be regarded as final. In addition, following an agreement signed with the Israeli Tax Authority (“ITA”), as described below, RepliWeb Ltd.'s tax returns up to the 2014 tax year are regarded as final.

Tax loss carryforward:

The Company's tax losses carryforward were approximately $ 55,000 as of December 31, 2017. Such losses can be carried forward indefinitely to offset future taxable income of the Company.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

d.	Income taxes of non-Israeli subsidiaries:

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the “Act”) was enacted. The Act, significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018 and creating a territorial tax system with a one-time mandatory tax on previously deferred foreign earnings of U.S. subsidiaries. As a result, the Company recorded a provisional net charge of $543 during the fourth quarter of 2017. This amount, which is included in taxes on income in the consolidated statements of operations, resulted from the remeasurement of the Company’s net deferred tax asset in the United States, based on the new lower corporate income tax rate.

Also, on December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, which allows companies to report the income tax effects of the Act as a provisional amount based on a reasonable estimate, which would be subject to adjustment during a reasonable measurement period, not to exceed twelve months, until the accounting and analysis under ASC No. 740 is complete. Although the$543 net charge represents what the Company believes is a reasonable estimate of the impact of the income tax effects of the Act on its consolidated financial statements as of December 31, 2017, it should be considered provisional. Additional work is necessary to reflect the actual rate at which those deferred tax assets and liabilities are expected to be reserved. Once the Company finalizes certain tax positions when its relevant U.S. subsidiary files its 2017 U.S. tax return, it will be able to conclude whether any further adjustments are required to its net deferred tax asset in the amount of $1,209 as of December 31, 2017. Any adjustments to these provisional amounts will be reported as a component of taxes on income in the reporting period in which any such adjustments are determined, which will be no later than the fourth quarter of 2018.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. The U.S. tax returns for the years prior to 2013 are considered final.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2017	2016

Net operating loss carry forwards	$13,793	$12,979
Research and development expenses	2,751	2,312
Employee related accruals	502	409
Share-based compensation and other timing differences	1,201	1,248
Total deferred tax asset before valuation allowance	18,247	16,948
Less - valuation allowance	(16,967)	(14,481)

Deferred tax asset	1,280	2,467

Deferred tax liability - Intangible assets and other	(71)	(219)

Deferred tax assets, net	$1,209	$2,248

Domestic:	$-	$-

Foreign:	$1,209	$2,248

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

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

f.          Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2017	2016	2015

Opening balance	$390	$191	$93
Additions for prior years' tax position	-	103	-
Additions related to the current year	46	96	113
Reduction of prior years' tax position due to lapse of statute of limitation	-	-	(15)
Settlements with tax authorities	(182)	-	-

Closing balance	$254	$390	$191

Included in accrued expenses and other current liabilities	$-	$182	$40

Included in other long term liabilities	$254	$208	$151

As of December 31, 2017, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2017,2016 and 2015, the Company recorded immaterial expenses for interest and exchange rate differences, net related to prior years' uncertain tax positions. As of December 31, 2017, 2016 and 2015, the Company had accrued interest liability related to uncertain tax positions in the amount of $0, $43, and $39, respectively, which is included in the liability balance.

In February 2017, the Company reached an agreement with the ITA related to the examination of income tax returns for 2011 through 2014 of RepliWeb Ltd., its subsidiary, whereby the Company agreed to pay approximately $441 in connection with certain internal organizational changes the Company executed in RepliWeb Ltd.

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

NOTE 12:-	ENTITY-WIDE DISCLOSURES

Revenues by geographical areas were as follows:

	Year ended December 31,
	2017	2016	2015

North America	$45,940	$38,769	$36,236
Europe	10,570	11,342	7,795
APAC	4,321	3,337	2,838
Israel	703	535	662
Other	564	511	637

	$62,098	$54,494	$48,168

 All of the Company's long-lived assets are located in Israel apart for assets in insignificant amounts which are located elsewhere.

For the year ended December 31, 2015, one of the Company's customers accounted for approximately 12.6% of its revenues. For the years ended December 31, 2017 and 2016, no single customer accounted more than 10% of the Company's total revenues.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD.

By:	/s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated:  March 8, 2018