Form 20-F
period 2018-12-31
ATTUNITY LTD
filed 2019-04-11
CIK 893821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2018): 21,672,401

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted  pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

•	“APAC” means Asia Pacific region, including countries in the Far East and Australia;

•	“Appfluent” means Appfluent Technology, Inc., a Delaware corporation we acquired in March 2015;

•	“BI” means business intelligence;

•	“Big Data” means very large and complex quantities of datasets that are difficult to process using traditional data processing applications;

•	“BIReady” means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;

•	“CDC” means change data capture, a process that captures and replicates only the changes made to enterprise data sources rather than the entire data sources;

•	“cloud computing” means the use of computing resources, hardware and software, that are generally delivered as a service over the Internet;

•	“Companies Law” or the “Israeli Companies Law” mean the Israeli Companies Law, 5759-1999;

•	“data lake” means a storage framework that holds a vast amount of raw data in its native format until it is needed;

•	“dollars” or “$” means United States dollars;

•	“EMEA” means Europe, the Middle East and Africa;

•	“GBP” means British Pounds;

•	“Hadoop” means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware;

•	“Hayes” means Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013;

•
“Merger Agreement”  means the Agreement and Plan of Merger, dated as of February 21, 2019, by and among the Company, QlikTech International AB, a company organized under the laws of the State of Sweden (“Parent”), Joffiger Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), and, solely for purposes of certain specified provisions of the Merger Agreement, Project Alpha Intermediate Holding, Inc., a Delaware corporation (“Ultimate Parent”), and Qlik Technologies, Inc., a Delaware corporation (“Qlik Technologies”).

•	“NIS” means New Israeli Shekels;

•	“RepliWeb” means RepliWeb Inc., a Delaware corporation we acquired in September 2011; and

•	“SEC” means the United States Securities and Exchange Commission.

- iii -

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

On April 1, 2019, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.626 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

IMPORTANT NOTE REGARDING THE MERGER AGREEMENT

On February 21, 2019, we entered into the Merger Agreement.

Under the Merger Agreement, Parent will acquire us by way of statutory merger pursuant to Sections 314-327 of the Companies Law, whereby, at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into Attunity (the “Merger”), with Attunity continuing after the Merger as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, each of our shareholders will receive $23.50 per share in cash for each ordinary share (the “merger consideration”).

On February 28, 2019, we have called for an extraordinary general meeting of our shareholders (the “EGM”) to approve the Merger and related matters. On April 7, 2019, we held the EGM at which our shareholders approved (1) the Merger Agreement and all transactions and arrangements contemplated under the Merger Agreement, including the Merger, and (2) the accelerated vesting, as of immediately prior to the Effective Time, of the unvested portion of equity-based awards granted to our non-employee directors.

Unless indicated otherwise by the context, the discussion in this annual report regarding our future business plans and activities does not take into account the effect of the consummation of the Merger, which is expected during May 2019.

- iv -

For further information on the Merger Agreement and its conditions as well as on the EGM, see our report filed on Form 6-K with the SEC on February 25, 2019, our Proxy Statement which was filed on Form 6-K with the SEC on March 15, 2019 (the “Merger Proxy Statement”) and our report filed on Form 6-K with the SEC on April 8, 2019 (collectively, the “Merger-Related Materials”), all of which are hereby incorporated by reference to this annual report.

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

We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that relate to the Merger Agreement or that could cause the actual results, including revenues from agreements we signed, expansion of our operations, development and release of new products, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, plans to expand our operations, plans to develop and release new products, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 3.D “Risk Factors”, Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” as well as elsewhere in this annual report. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” and in our other filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward‑looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

- v -

TABLE OF CONTENTS

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
B.	Business Overview	17
C.	Organizational Structure	27
D.	Property, Plants and Equipment	27
ITEM 4A.	UNRESOLVED STAFF COMMENTS	28
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
A.	Operating Results	28
B.	Liquidity and Capital Resources	39
C.	Research and Development, Patents and Licenses	40
D.	Trend Information	41
E.	Off-Balance Sheet Arrangements	41
F.	Tabular Disclosure of Contractual Obligations	41
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
A.	Directors and Senior Management	42
B.	Compensation	44
C.	Board Practices	48
D.	Employees	55
E.	Share Ownership	56
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58
A.	Major Shareholders	58
B.	Related Party Transactions	60
ITEM 8.	FINANCIAL INFORMATION	60
A.	Consolidated Statements and Other Financial Information	60
B.	Significant Changes	61
ITEM 9.	THE OFFER AND LISTING	61
A.	Offer and Listing Details	61
B.	Plan of Distribution	61
C.	Markets	61
D.	Selling Shareholders	61
E.	Dilution	62
F.	Expenses of the Issue	62
ITEM 10.	ADDITIONAL INFORMATION	62
A.	Share Capital	62
B.	Memorandum and Articles of Association	62

- vi -

- vii -

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.      Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018 and 2017, which have been prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements set forth elsewhere in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014, which have also been prepared in accordance with U.S. GAAP, have been derived from audited consolidated financial statements not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Balance Sheet Data:

	December 31,
	2018	2017	2016	2015	2014
	(dollars in thousands)
Working capital (deficiency)	$40,305	$20,242	$(1,224)	$203	$11,387
Total assets	112,269	80,156	58,046	63,158	53,506
Contingent purchase consideration	-	-	271	2,234	4,262
Warrants and bifurcated conversion feature, and other liabilities presented at fair value	-	-	512	719	906
Shareholders’ equity	73,900	51,203	32,708	38,291	31,157
Additional paid-in capital	185,054	174,693	149,716	144,836	133,931

Income Statement Data:

	Year ended December 31,
	2018	2017	2016	2015	2014
	(dollars and share amounts in thousands, except per share data)

Software licenses	$52,542	$32,604	$28,653	$26,568	$20,128
Maintenance and services	33,707	29,494	25,841	21,600	15,524
Total revenues	86,249	62,098	54,494	48,168	35,652

Cost of software licenses	891	1,225	2,143	2,518	890
Cost of maintenance and services	9,852	8,630	6,637	4,760	2,431
Research and development expenses	16,901	14, 010	13,283	11,139	9,316
Selling and marketing expenses	44,431	35,893	35,089	27,381	19,136
General and administrative expenses	6,629	5,196	4,594	4,857	3,944
Impairment of acquisition-related intangible assets	-	-	4,122	-	-

Total operating expenses	78,704	64,954	65,868	50,655	35,717
Operating income (loss)	7,545	(2,856)	(11,374)	(2,487)	(65)

Financial income (expenses), net	336	(101)	(54)	(576)	(893)
Net income (loss) before taxes on income	7,881	(2,957)	(11,428)	(3,063)	(958)
Income tax benefit (taxes on income)	(1,924)	(3,756)	735	(546)	(734)

Net income (loss)	$5,957	$(6,713)	$(10,693)	$(3,609)	$(1,692)
Basic net income (loss) per share	$0.28	$(0.39)	$(0.64)	$(0.22)	$(0.11)
Diluted net income (loss) per share	$0.27	$(0.39)	$(0.64)	$(0.22)	$(0.11)
Weighted average number of shares used in computing basic net income (loss) per share	21,113	17,264	16,739	16,183	15,024
Weighted average number of shares used in computing diluted net income (loss) per share	21,967	17,264	16,739	16,183	15,024

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

Furthermore, (i) on February 21, 2019, we entered into the Merger Agreement and (ii) on April 7, 2019, our shareholders voted to approve the Merger and related matters. For further information on the Merger Agreement and its conditions as well as on the EGM, see our Merger Related Materials.

Risk Factors Relating to the Merger Agreement

Failure to complete the Merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement and described in the Merger Proxy Statement, including, among others, that:

•
the required authorizations, consents, orders or approvals of, or declarations or filings with, governmental authorities have been filed, have occurred or have been obtained and are in full force and effect, and the expiration or earlier termination of any waiting period under applicable antitrust laws have occurred or been granted; and

•
no governmental entity of competent jurisdiction has (i) enacted, issued or promulgated any law which is in effect and which has the effect of making the Merger illegal or otherwise preventing the consummation of the Merger or (ii) issued or granted any order (whether temporary, preliminary or permanent) that is in effect and that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing or enjoining the consummation of the Merger.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances set forth in the Merger Agreement and described in the Merger Proxy Statement. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the merger consideration will also be delayed. If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be materially adversely affected.

We also could be subject to litigation related to any failure to complete the Merger.

If the Merger is not completed, these risks may materialize and may materially adversely affect the price of our ordinary shares, our business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the proposals at the EGM.

Some of the members of management and of our Board of Directors may have interests that differ from, or are in addition to, their interests as shareholders in connection with the approval of the proposals at the EGM, which are described in the Merger Proxy Statement. These interests could cause members of our Board of Directors or our management to have, or perceived to have, a conflict of interest in approving the proposals at the EGM.

The fact that there is a Merger pending could harm our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	the diversion of management and employee attention from our business may detract from our ability to operate efficiently, capitalize on new opportunities and commence new initiatives;

•
we have and will continue to incur expenses related to the Merger prior to the closing of the Merger and, in the event the Merger is not consummated, under the circumstances set forth in the Merger Agreement and described in the Merger Proxy Statement, we may be required to pay to Parent up to $1.5 million of Parent’s reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its affiliates on or prior to the termination of the Merger Agreement in connection with the transactions contemplated thereby;

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities;

•	we could be subject to costly litigation associated with the Merger;

•
our current and prospective employees may be uncertain about their future roles and relationships with Attunity following completion of the Merger. This uncertainty may adversely affect our ability to attract and retain key personnel; and

•
the Merger Agreement contains certain covenants restricting the conduct of business by Attunity between the date of the Merger Agreement and the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the Effective Time. These covenants limit our freedom to operate our business.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations. We may be required to pay to Parent a termination fee of approximately $19.6 million under certain circumstances, including if Parent terminates the Merger Agreement as a result of (i) our Board of Directors changing or withdrawing its recommendation of the Merger or (ii) Attunity materially breaching its obligations regarding solicitation of alternative acquisition proposals. In addition, in certain circumstances in which we or Parent terminate the Merger Agreement and we are not required to pay the termination fee, we may still be required to pay Parent up to $1.5 million of Parent’s reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its affiliates in connection with the transactions contemplated thereby. These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by August 21, 2019, either we or Parent may, under certain circumstances that may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement and described in the Merger Proxy Statement. The fulfillment of certain of these conditions is beyond our control, such as the expiration of a mandatory 30-day waiting period following the shareholder approval in accordance with the Companies Law. If the Merger has not been completed by August 21, 2019, either Attunity or Parent may terminate the Merger Agreement, except that the right to terminate the Merger Agreement in this circumstance will not be available to a party whose failure to perform fully its obligations under the Merger Agreement materially contributed to or caused the failure of the Merger to occur on or before such date and such action or failure constitutes a breach of the Merger Agreement.

Risk Factors Relating to Our Business

We have incurred operating losses in the past and may incur losses in the future.

Although we generated operating income of approximately $7.5 million in 2018, we incurred operating losses in the past, including operating losses of approximately $2.9 million and $11.4 million in the fiscal years ended December 31, 2017 and 2016, respectively. Our ability to sustain or increase profitability in the future depends in part on the rate of growth of, and changes in technology trends in, our market; the global economy; our ability to develop new products and technologies in a timely manner; the competitive position of our products; our ability to manage our operating expenses; and other factors and risks, some of which are described in this annual report. We may also seek to increase our operating expenses and make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. For example, our operating expenses increased from approximately $25.3 million in the fiscal year ended December 31, 2013 to approximately $65.0 million in the fiscal year ended December 31, 2017, whereas our revenues rose at a slower pace during such years, from approximately $25.2 million in 2013 to approximately $62.1 million in 2017. As such, there can be no assurance that we will be able to sustain profitable operations in the future.

Our business and operating results depend in part on the successful and timely implementation of our third-party partner solutions.

We rely on our strategic partners, such as Microsoft Corporation, or Microsoft, to extend the functionality and facilitate the wider adoption of our software solutions. Specifically, our software solutions, which are designed to enable access, sharing, replication, consolidation, distribution and usage analytics of data across heterogeneous enterprise platforms, organizations and the cloud, are often licensed or incorporated as part of a broader offering through our strategic partners.  For example, when our Attunity Replicate solution is introduced to a customer who is considering a partner’s data warehouse, or a data lake solution, our sale of Attunity Replicate to that customer will likely depend on our partner’s successful sale and implementation of the data warehouse solution to that customer. As a result, our revenue and financial results depend in part on the timely and successful implementation of our partners’ solutions. To the extent our partners’ deliverables are not met in a timely manner or at all, our business and operating results could be adversely affected.

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

The markets for our software products are intensely competitive. Competition in our industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of which have significantly greater financial, technical and marketing resources than us. In addition, we may compete with new entrants introducing new competing solutions, some of which may be superior or disruptive to ours, including open source offerings of competing solutions. We anticipate continued growth and competition in the software products market. In the past, we have also identified a trend of consolidation in the software industry in general, and in the real-time data integration market in particular, which trend may resume in the future, especially with respect to new entrants. For example, in January 2019, Cloudera, Inc., or Cloudera, acquired Hortonworks, Inc., or Hortonworks.

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

Our business and financial condition are affected by global economic conditions and their impact on levels of spending by customers, which may be disproportionately affected by economic downturns. While the global economy has improved in recent years, there are still uncertainties surrounding the strength of the recovery in many regions. For example, the recent escalating disagreements between the U.S. and certain European states, as well as between the U.S. and China, with respect to placing tariffs and other trade barriers, may impact, among other things, the demand for our products and services. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

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

•
developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements, including the pace and magnitude of ongoing changes in the market for our products resulting from our customers and industry participants transitioning from on-premises to cloud-based technologies, including software as a service, or SaaS-based solutions; and

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

Historically, a limited number of customers accounted for a substantial portion of our total sales. For example, in 2015, our largest customer for that year accounted for 12.6% of our revenues. There can be no assurance that such customers will continue to order our products at the same level or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

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

We do not believe that we have infringed any proprietary rights of third parties.  It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights.  For example, in December 2018, an intellectual property licensing company sent us a letter, alleging that certain features of our website may be infringing upon its patents (for additional information, see Item 8.A – “Legal Proceedings”). It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

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

We are based in Israel and generate a material portion of our sales outside the United States.  Our sales outside of the United States accounted for approximately 31%, 26% and 29% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

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

We have increased our number of full-time employees from 161 at December 31, 2014 to 298 at December 31, 2018, and during that time our business has also grown. This growth and expansion has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to continue to expand our overall business and customer base and, to a lesser extent, our headcount and operations. Continued growth increases the challenges involved in various ways, including the development of our internal administrative infrastructure; our ability to recruit, train and retain sufficient skilled personnel; the management of our international operations and the risks associated therewith; and effectively managing our expenses related to any future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and our financial results could be negatively impacted.

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

As of December 31, 2018, we had cash, cash equivalents and short-term deposits of approximately $44.2 million. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next 12 months, if the Merger is not completed, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements, including acquisitions. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations.  In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. For example, in 2018, the market price of our ordinary shares on the Nasdaq Capital Market varied between a high price of $23.85 and a low price of $6.51.

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

Low trading volume may also increase the price volatility of our ordinary shares. For example, the daily average trading volume of our ordinary shares on the Nasdaq Capital Market for the three months ended September 30, 2016 was 43,667 shares, compared with a daily average trading volume of 339,053 for the three months ended September 30, 2018. A thin trading market could cause the price of our ordinary shares to fluctuate significantly more than the stock market as a whole. In addition, domestic and international stock markets and electronic trading platforms often experience extreme price and volume fluctuations.  Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could also adversely affect the price of our ordinary shares.

Issuance of a significant amount of additional ordinary shares and/or substantial future sales of our ordinary shares may depress our share price.

As of March 31, 2019, we had approximately 22.0 million ordinary shares issued and outstanding and approximately 2.2 million of additional ordinary shares which are issuable upon exercise of outstanding stock options and vesting of outstanding restricted share units, or RSUs, granted to our directors and employees. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price.

If our existing shareholders or holders of our options or RSUs sell substantial amounts of our ordinary shares, the market price of our ordinary shares may be adversely affected. Any substantial sales of our ordinary shares in the public market might also make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms we deem appropriate.  Even if there are not a substantial number of sales, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

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

Our shareholder rights plan, which is currently scheduled to expire on June 30, 2019, is intended to encourage anyone seeking to acquire us to negotiate with our Board of Directors prior to attempting a takeover. It is designed to guard against coercive or unfair tactics to gain control of us and may have the effect of making more difficult or delaying any attempts by others to obtain control of us. In addition, the provisions in our articles of association relating to the submission of shareholder proposals for shareholders meetings, and requiring a special majority vote in order to amend certain provisions of our articles of association relating to such proposals as well as to the election and removal of directors, may have the effect of delaying or making an acquisition of our Company more difficult. In addition, provisions of Israeli corporate and tax laws, including the ability of our Board of Directors to extend the term of the rights plan without further shareholder approval, may have the effect of delaying, preventing or making an acquisition of our Company more difficult. For example, under the Israeli Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our executive officers and certain other key employees are entitled to certain benefits in connection with a change of control of the Company. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region have been experiencing increased political instability, which led to changes in government in some of these countries and the ongoing war in Syria, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future and may also lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability in the region may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in the disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

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

We have in the past received royalty-bearing grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy), or the IIA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984 (formerly known as the Law for Encouragement of Research and Development in the Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. Although we have no further obligation to pay royalties to the IIA in respect of sales of our products, the terms of the IIA’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. Pursuant to the R&D Law, any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, or serves as a director or the chief executive officer of our Company, is generally required to undertake to observe the law governing the grant programs of the IIA, some of the principal restrictions of which are the transferability limits described above and elsewhere in this annual report. The IIA may establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make. For additional details about grants from the IIA and the restrictions associated therewith, see Item 4.B “Information on the Company – Business Overview – Government Regulations – Grants from the IIA” below.

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers, and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

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

We began operations in 1989 and, when we went public on Nasdaq in December 1992, our principal products were software productivity tools.  In 1993, we acquired Attunity Software Services (1991) Ltd. (formerly known as Meyad Computers Company (1991) Ltd.), which owned a financial and logistic application software package. In 1994, we acquired Attunity Inc. (formerly known as Cortex Inc.), which owned an application generator for enterprise applications. In 1996, we released Attunity Connect® - a universal data and application access product. Since then, we have released various other software products and platforms that are primarily targeted in the provision of information availability solutions that enable access, management, sharing and distribution of data.  In 2011, we acquired RepliWeb, a leading provider of enterprise file replication and managed file transfer (MFT) technologies, and released Attunity Replicate, a high-performance data replication software that enables organizations to accelerate and improve the distribution and sharing of data for enhanced accessibility. In 2013, we raised net proceeds of approximately $18.0 million in a public offering of our ordinary shares and also acquired Hayes, a leading provider of data replication software for the SAP market. In 2015, we acquired Appfluent, a provider of data usage analytics for Big Data environments. In December 2017, we raised net proceeds of approximately $20.8 million in a public offering of our ordinary shares. In February 2019, we entered into the Merger Agreement.

Our executive headquarters are located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, telephone number (972) 9-899-3000. Our authorized representative and agent in the U.S. is Attunity Inc., our wholly owned subsidiary, which maintains its principal offices at 70 Blanchard Road, Burlington, Massachusetts 01803, telephone number (781) 730-4070.  Our address on the Internet is http://www.attunity.com. The information on our website is not incorporated by reference into this annual report. The information contained in, or accessible through, our website does not constitute part of this annual report on Form 20-F. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

Recent Major Business Developments

Below is a summary of the major business developments in Attunity since January 1, 2018:

•	In February 2019, we entered into the Merger Agreement, whereby, subject to the terms and conditions thereof, each of our shareholders will receive $23.50 per share in cash for each ordinary share.

•	In October 2018, we filed a shelf registration statement that allows us to offer and sell ordinary shares, warrants and units in one or more offerings, up to a total dollar amount of $100 million.

•	On June 28, 2018, we reported that we amended our shareholder bonus rights plan, such that the expiration date thereof was extended to June 30, 2019, unless earlier redeemed or exchanged.

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

We offer software solutions for the Big Data, data lake, data warehousing, database, SAP and cloud markets. These solutions include data replication and ingestion (Attunity Replicate, change data capture (CDC), data connectivity (Attunity Connect), data lake and data warehouse automation (Attunity Compose), test data management (Attunity Gold Client Solutions), data usage analytics (Attunity Visibility) and enterprise file replication (Attunity RepliWeb).

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology (IT) environment. Our software is commonly used for projects such as data warehousing, data lakes, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution and cloud initiatives.

Our products form a comprehensive suite of software infrastructure that is designed to enable an agile process for data availability, including by reducing the complexity of moving data to, from, and between today’s information systems and by enabling the use of enterprise information where and when needed. Our software includes products for real-time data integration (including data and file replication); data lake and data warehouse automation, data usage analytics and test data management.

Over the years, our Company and products have also won a number of awards for ingenuity, performance and innovation, including the following recent awards:

•	In May 2018, Attunity was named to Computer Reseller News magazine (CRN)’s 2018 “Big Data 100” list for the sixth consecutive year;

•	In June 2018, Attunity was named to Database Trends and Applications magazine (DBTA)’s 2017 “DBTA 100 – The Companies that Matter Most in Data” list for the sixth consecutive year;

•	In August 2018, Gartner recognized Attunity as a Challenger in its 2018 Magic Quadrant for Data Integration Tools;

•	In August 2018, Attunity Replicate won the Best Change Data Capture (CDC) Solution in the 2018 DBTA Readers’ Choice Awards;

•	In November 2018, Attunity was named to CIOReview magazine’s 2018 “20 Most Promising Big Data Solution Providers”;

•	In November 2018, Attunity was named to Datanami magazine’s 2018 Readers’ and Editors’ “Top 5 Vendors to Watch”; and

•	In December 2018, Attunity Replicate was named a 2019 trend-setting product by DBTA for the fifth consecutive year.

We are not responsible for any of these awards or the entities or publications that award them.

Through direct sales as well as distribution, original equipment manufacturer, or OEM, agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and supply chain.

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

Based on, among other things, market studies and inputs from our customers, partners and prospects, we believe that the need for heterogeneous data integration and replication will continue to increase with the wider adoption of Big Data, cloud computing and modern analytic platforms.  In this respect, we focus, through our internal research and development activities as well as acquisitions, on high-speed bulk data transfer and CDC capabilities to support all of these environments.

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

•
our solutions enable real-time availability as well as faster preparation and modeling of data required to support business intelligence and analytics, a requirement that is now an enabler for improved efficiencies and competitive advantage; and

•
our solutions enable customers to understand how they use and process data across data warehouses and data lakes, which allows them to optimize the cost and performance of their evolving Big Data environments.

Our Strategy

Subject to completion of the Merger, the key elements of our strategy to achieve our objectives include:

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

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that use it in their data centers and cloud environments to enable Big Data analytics, data integration, data warehousing and business intelligence, file replication and test data management. We believe that our software is well positioned to meet the new and fast-growing markets of Big Data and cloud computing (including cloud data lakes, data warehousing, analytics, cloud data migration and archiving), adding value to customers with new solutions as these markets evolve, like replication capabilities to the SAP market. We intend to capitalize upon these opportunities by marketing our software and services to companies with real-time information needs.

•
Increase Penetration of Our Existing Customer Base. Over the years, our software solutions were licensed to over 2,500 customers worldwide and that base continues to grow. This large installed base affords us the opportunity for cross-selling our expanded product offering and future software solutions.  During 2018, approximately 40% of the number of direct software license orders came from existing customers.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software solutions as complementary to the products provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners such as Amazon Web Service (AWS); Cloudera; Google Inc., or Google; HP Inc., or HP; IBM; Microsoft; Oracle; SAP and Snowflake Computing Inc., or Snowflake, where our software is sold as a complementary product to their product line, or embedded within their own products. We plan to extend our existing strategic relationships and develop new alliances (such as in the data lake market) with leading global software providers, equipment manufacturers, application service providers, systems integrators and value added resellers, or VARs, in order to extend the functionality of our software and increase sales. Doing so will also allow us to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

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

•
Central monitoring and management for Attunity products with our Attunity Enterprise Manager (AEM) solution, an extension of our Replicate solution which provides a centralized platform with a unified, intuitive graphical interface to efficiently manage and monitor replication.

Attunity Compose for Data Warehouse

Attunity Compose for Data Warehouse is a data warehouse automation software that we believe accelerates and simplifies the process of making data ready for analytics by designing, generating and populating enterprise data warehouses and data marts. By supporting the entire lifecycle of data warehousing through agile automation, Attunity Compose for Data Warehouse helps to eliminate the traditionally complex, manual tasks of preparing data for BI and Big Data analytics and their inherent dependency on substantial ETL development resources. The key features of Attunity Compose for Data Warehouse are:

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

Attunity Compose for Data Lakes

Attunity Compose for Data Lakes is designed to automate the data pipeline to create analytics-ready data inside data lakes. By automating data ingestion, schema creation in a variety of data lake environments, and delivering continuous updates, organizations can realize faster value from their data lakes. The key features of Attunity Compose for Data Lakes are:

•	Automated generation of data transformations in Apache Hive and Apache Spark;

•	Automated maintenance and change management; and

•	Support for various data lake environments including Azure ADLS, AWS S3 and EMR, Google Dataproc, Hortonworks and Cloudera.

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

Attunity Visibility

Attunity Visibility is a software that provides data usage analytics for Big Data environments, including data warehousing and Hadoop data lakes. It is designed to provide visibility into usage and processing workloads of enterprise data, including insight into business activity and resource consumption across heterogeneous analytic data platforms. This capability optimizes the cost and performance of the customers’ evolving Big Data environments. The key features of Attunity Visibility are:

•	Monitoring of all data usage and processing activity on the leading data warehouses and Hadoop data lakes, to assess resource utilization for ETL and analytical workloads;

•
Analyzing data usage and workload resource utilization to enable performance or cost optimization (e.g. by moving data or processing to lower cost storage or processing platforms like Hadoop data lakes);

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

Attunity RepliWeb for EFR

Attunity RepliWeb for EFR is a heterogeneous file system and storage replication solution, optimized for Wide Area Network (WAN) infrastructures. The solution provides organizations with widely distributed (global/regional/local) operations, a highly reliable and fast way to replicate, mirror, backup and/or migrate unstructured data. In addition, when the Attunity RepliWeb for EFR is sold with our application release automation, or ARA, capabilities, it offers an ARA and web deployment solution for Windows (.NET & SharePoint), UNIX and Linux applications and web infrastructures. The key features of Attunity RepliWeb for EFR are:

•	Comparative snap-shot technology enabling delta-only replication;

•	Accelerated WAN transfer engines;

•	Extensive file and content include/exclude definitions; and

•	Real-time replication engines for Windows server environments.

Sales and Marketing

Our products and services are sold through both direct and indirect channels, including distributors, VARs and OEM partners.

Direct Sales. Our direct sales operations are maintained primarily through wholly owned subsidiaries in the United States, the United Kingdom, Hong Kong and Israel.  Our sales force (including marketing, sales, technical pre-sales and support personnel) as of December 31, 2018 was comprised of a total of 144 persons, of which 92 persons were in North America; 48 persons were in Europe, the Middle East and Africa; and 4 persons were in the Asia-Pacific region. By comparison, our sales force (including marketing, sales, technical pre-sales and support personnel) as of December 31, 2017 was comprised of a total of 112 persons.

Through the end of 2017, our sales consisted primarily of perpetual licenses of our software products. Beginning January 1, 2018, our sales focused primarily on term-based licenses of our software products.

Indirect Sales. In several countries in Europe, South and Central America as well as in China, Japan, Singapore, South Korea and Taiwan, we distribute our products through independent distributors. In addition, over the course of the past several years, we have focused on developing long-term strategic partnerships with platform vendors, business intelligence vendors, resellers, VARs, OEMs, system integrators and managed service providers and other business partners, including leading global-class partners such as Amdocs, AWS, Cloudera, Google, Hortonworks (now part of Cloudera), HP, IBM, Microsoft, SAP and Snowflake. While we view our partnerships with these OEMs and other business partners as strategic, sales through indirect channels represented less than 25% of our license revenues in each of the past three years.

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

Customer Services

We provide the following services to our customers:

Hot-line Support.  We provide technical advice and information on the use of our products.  Our customer support is also responsible for publishing technical bulletins and distributing new versions of software and program “patches.” Such hot-line customer support is typically provided through a dedicated system as well as toll-free telephonic support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. We have hot-line operations in the United States, Israel and China. Support is provided via telephone, remote access and e-mail and, in the case of our Attunity Gold Client Solutions, also through dedicated website resources that include videos and other documentation.  A substantial majority of our customers are covered by support contracts, with, in some cases, services being provided by local subcontractors or resellers.

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

For the years ended December 31, 2018, 2017 and 2016, no single customer accounted for more than 10% of the Company's total revenues.

In the past three years, a substantial majority of our license revenues were derived from our connectivity and data replication products. The balance of license revenues was derived from our SAP test data management solutions, file transfer and replication products and from our Attunity Visibility product.

In the past three years, a substantial majority of our maintenance and services revenues were derived from our connectivity and data replication products (including Attunity Gold Client Solutions) as well as from maintenance of our file replication products.

In terms of geographic markets in the past three years, a substantial majority of our revenues were from sales in North America (72% in 2018) and Europe (20% in 2018).

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

In 2015, we identified a trend, which continued in 2016 and 2017, whereby large enterprises are accelerating the deployment of data across new platforms with increasing need for software solutions that can enable Hadoop, NoSQL and SQL technologies to work together and be deployed seamlessly in the public cloud, private cloud or an on-premises infrastructure. In 2018, we identified a new trend where enterprises are accelerating their adoption of the cloud as a platform for data lakes and modern analytics, and scale their initial data lakes deployments. We anticipate continued growth and competition in this market and, consequently, the entrance of new competitors into the market or intensified competition. These new entrants, such as Alooma Ltd. (acquired by Google in 2019), HVR Software, Inc. and Stitch, Inc. (acquired by Talend S.A. in 2018), may introduce new competing solutions, some of which may be superior or even disruptive to ours, including open source offerings of competing solutions, or may be offered as SaaS solutions.  Furthermore, future consolidation and mergers in our market may result in stronger competition by larger companies that threatens our market positioning.

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

Israel. Our executive offices, including research and development facilities, are located in the industrial park of Kfar Saba, Israel. We lease approximately 21,100 square feet of office space pursuant to a lease that expires in February 2021 (and may be extended by us for an additional period of three years).  Beginning in July 2018, we also lease research and development facilities of work stations for approximately 15 employees in Yokneam, Israel. The aggregate annual rent for our Israeli facilities was approximately $792,000 and $630,000 in 2018 and 2017, respectively. During January 2019, a short-term bank deposit in the amount of $2 million was restricted to secure, among other things, our obligations under the lease for our executive offices in Kfar Saba.

North America. We lease approximately 12,500 square feet of office space in Burlington, Massachusetts; approximately 2,500 square feet of office space in Coconut Creek, Florida; approximately 4,300 square feet of office space in Buffalo Grove, Illinois; and approximately 550 square feet of office space in Newport Beach, California. The aggregate annual rent of these facilities was approximately $653,000 in 2018, compared with $607,000 in 2017.

Other Locations. We lease office spaces in Chertsey, England, Hong Kong and Paris, France. The aggregate annual rent for these premises was approximately $561,000 in 2018, compared with $436,000 in 2017.

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

We offer software solutions for the Big Data, data lake, data warehousing, database, SAP and cloud markets. These solutions include data replication and ingestion (Attunity Replicate, CDC, data connectivity (Attunity Connect), data lake and data warehouse automation (Attunity Compose), test data management (Attunity Gold Client Solutions), data usage analytics (Attunity Visibility) and enterprise file replication (Attunity RepliWeb).

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment. Our software is commonly used for projects such as data warehousing, data lakes, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution and cloud initiatives.

Executive Summary

2018 Financial Highlights

In 2018, our total revenues increased by 39% to approximately $86.2 million, compared with $62.1 million in 2017. Our total revenues were comprised of:

•
License revenues that increased by 61% to $52.5 million in 2018, compared with $32.6 million in 2017. The increase in license revenues mainly resulted from increased demand for our Attunity Replicate solution (including our Attunity Replicate solution for data lakes) and the associated demand for term-based licenses of such solutions; and

•
Maintenance and services revenues that increased by 14% to $33.7 million, compared with $29.5 million in 2017. The increase is primarily due to (1) the growth in customer license agreements we executed during 2017 and (2) consistent renewals of maintenance agreements by existing customers.

Our operating income for 2018 was approximately $7.5 million, compared with an operating loss of $2.9 million for 2017.

Our operating income contributed to a net income of $6.0 million, or $0.27 per diluted share, in 2018, compared with a net loss of $6.7 million, or ($0.39) per diluted share, in 2017.

We had cash, cash equivalents and short-term bank deposits of approximately $44.2 million as of December 31, 2018, compared with cash and cash equivalents of $29.1 million as of December 31, 2017. Our shareholders’ equity increased to $73.9 million as of December 31, 2018, compared to $51.2 million as of December 31, 2017.

The aforesaid increase in our cash position is mainly attributable to (1) cash generated from operating activities of approximately $9.5 million in 2018 and (2) proceeds of approximately $6.0 million from the exercise of share options.

2019 Outlook

The following discussion regarding our plans and outlook for 2019 does not take into account the effect of the consummation of the Merger, which is expected during May 2019.

We identified the following key trends that we believe will continue to influence our market and the demand for our software solutions:

•
The adoption of data lakes and cloud-based solutions across a variety of industries is growing rapidly worldwide. Organizations are adding them to their IT environments to enable large scale and cost-effective processing of Big Data, as well as to archive and store less-used data in more economical storage/infrastructure tiers. Likewise, the demand for data integration and loading solutions that support cloud data lakes and analytics is increasing.

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

•
Cloud computing, which is a target market for Attunity with our data replication software solutions, continues to grow significantly as more companies migrate workloads and data centers to cloud-based platforms, such as AWS, Microsoft Azure and Google Cloud Platform.

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

•
Data continues to grow extensively and companies increasingly have a need to deploy, migrate and integrate this data across distributed computing environments and into competent Big Data systems, including cloud data lakes and analytics.

While we believe that these trends will present significant opportunities for us, they also pose significant challenges and risks, including those described under Item 3.D “Risk Factors” above.

In 2019, we intend to continue to invest in sales and marketing, in enhancing existing solutions and products, including support for new partner solutions and markets, and to otherwise implement our strategy (see under Item 4.B “Information on the Company - Business Overview – Our Strategy"). We believe that this strategy will enable us to support continued sales growth and enhance market acceptance for our offerings.

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

Revenue Recognition. Effective January 1, 2018, we adopted Accounting Standards Update, or ASU No. 2014-09, “Revenue from Contracts with Customers”, or ASC 606, which replaced ASC No. 985-605, “Software Revenue Recognition”, or ASC 605, by using the modified retrospective method, applied to those contracts which were not substantially completed as of January 1, 2018. As a result of the adoption of ASC 606, we revised our accounting policy for revenue recognition as detailed below.

We generate revenues mainly from license fees and sub-license fees for the right to use our software products, and from maintenance and support, consulting and training services.  We sell our products primarily through our sales force directly to customers and indirectly through OEMs, distributors, resellers and VARs.   Software license revenue includes fees from the grant of perpetual and term-based licenses.

We determine revenue recognition through the following steps:

• identification of the contract with a customer;
• identification of the performance obligations in the contract;
• determination of the transaction price;
• allocation of the transaction price to the performance obligations in the contract; and
• recognition of revenue when, or as, we satisfy a performance obligation.

We recognize revenue related to contracts with customers that meet the following criteria:

• the contract contains reasonable evidence of approval and both parties' commitment to perform their respective obligations;
• the contract includes identifiable rights to goods and services to be transferred and payment terms related to the transfer of those goods and services;
• the contract has commercial substance; and
• collection of substantially all of the consideration to which we are entitled under the contract is probable.

Our contracts with customers generally contain multiple performance obligations, which may include software licenses, related maintenance and support services, and consulting and training services, all of which are generally capable of being distinct and accounted for as separate performance obligations. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software licenses are typically estimated using the residual approach, since the software products are not sold on a standalone basis. We generally recognize revenue from software licenses when the software is delivered to the customer.

Maintenance and support agreements typically provide customers with rights to unspecified software product updates, if and when available. We consider this post-contract support as a distinct performance obligation that is satisfied over time, and as such, recognize maintenance and support revenue on a straight-line basis over the maintenance and support period.

Revenue from consulting and training services is generally distinct and, as such, is recognized as these services are performed.

We capitalize sales commission expenses as costs of obtaining a contract when they are incremental and, if they are expected to be recovered, amortized proportionately with related revenues over the benefit period. If the expected amortization period is one year or less, the sales commissions expenses are expensed when incurred.

The most significant impact of ASC 606 on our financial statements relates to the timing of revenue recognition from our term-based license agreements.

Stock-based Compensation. We account for equity-based compensation in accordance with ASC No. 718, “Compensation – Stock Compensation.” Under the fair value based measurement approach of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award. We account for forfeitures as they occur.

The fair value of each RSU is the market value as determined by the closing price of the ordinary share prior to the day of grant. Compensation cost for RSUs is recognized using the straight-line method. Some of the RSUs that are subject to certain performance criteria (“PSUs”). Accordingly, compensation expense for PSUs is recognized when it becomes probable that the related performance condition has been satisfied, using the accelerated vesting method.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our share price on the date of grant as well as other assumptions, including the estimated volatility of our share price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon U.S. Treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our ordinary shares in order to estimate future share price trends. The expected term of options granted is derived from the historical option exercises, post-vesting cancellations, and estimates concerning future exercises and cancellations for vested and unvested options that remain outstanding. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Compensation cost for options is recognized using the straight-line method.

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

We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2018 and 2017 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 10 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes and the discussion under "We may be required to pay additional taxes due to tax positions that we undertook" in Item 3.D. "Risk Factors" above.

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

Goodwill. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment at least annually, typically on October 31st of each year, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We operate in one operating segment and this segment comprises the only reporting unit. We test goodwill using the two-step goodwill impairment process in accordance with ASC No. 350, “Intangibles-Goodwill and Other”. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step will be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.  During 2018, 2017 and 2016, no impairment of goodwill has been identified.

Intangible assets. Intangible assets consist of core technology, customer relationships and non-competition agreements. We review intangible assets carrying amount whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2016, we recorded a $4.1 million impairment charge on acquisition-related intangible assets. This impairment was based upon forecasted discounted cash flows which took into account reduced sales trends of products that are based on the Appfluent technology. During 2018 and 2017, no impairment of intangible assets has been identified. See Note 2(h) to our consolidated financial statements for additional information on accounting of intangible assets.

Recently Issued Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2(u) to our consolidated financial statements included in this annual report.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2018, 2017 and 2016, including the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods. In particular, as described above, we adopted ASC 606 effective January 1, 2018 on a modified retrospective basis. Historical financial results for reporting periods prior to 2018 have not been retroactively restated and are presented in conformity with amounts previously disclosed under the prior standard ASC 605. See Notes 2(l) and 3 of the accompanying notes to our consolidated financial statements for additional information related to our adoption of the new standard, including the presentation of financial results for 2018 under ASC 605 for comparison to the prior year.

	Year Ended December 31, (dollars in thousands)
	2018		2017		2016
Software licenses	61%	$52,542	53%	$32,604	53%	$28,653
Maintenance and services	39%	33,707	47%	29,494	47%	25,841
Total Revenues	100%	86,249	100%	62,098	100%	54,494
Operating expenses:
Cost of software licenses	1%	891	2%	1,225	4%	2,143
Cost of maintenance and services	11%	9,852	14%	8,630	12%	6,637
Research and development	20%	16,901	23%	14,010	24%	13,283
Selling and marketing	52%	44,431	58%	35,893	64%	35,089
General and administrative	8%	6,629	8%	5,196	8%	4,594
Impairment of acquisition-related intangible assets	-	-	-	-	8%	4,122
Total operating expenses	91%	78,704	105%	64,954	121%	65,868
Operating income (loss)	9%	7,545	(5)%	(2,856)	(21)%	(11,374)
Financial income (expenses), net	*	336	*	(101)	*	(54)
Income (loss) before taxes on income	9%	7,881	(5)%	(2,957)	(21)%	(11,428)
Income tax benefit (taxes on income)	(2)%	(1,924)	(6)%	(3,756)	1%	735
Net income (loss)	7%	$5,957	(11)%	$(6,713)	(20)%	$(10,693)

                * Less than 1%

 Comparison of Years Ended December 31, 2018, 2017 and 2016

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

The following table provides a breakdown of our revenues by type of revenues, relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2018		2017		2016		Percent change 2018 vs. 2017	Percent change 2017 vs. 2016
Software licenses	$52,542	61%	$32,604	53%	$28,653	53%	61%	14%
Maintenance and services	33,707	39%	29,494	47%	25,841	47%	14%	14%
Total	$86,249	100%	$62,098	100%	$54,494	100%	39%	14%

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues), relative percentages out of total revenues during the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2018		2017		2016		Percent change 2018 vs. 2017	Percent change 2017 vs. 2016
North America	$62,036	72%	$45,940	74%	$38,769	71%	35%	18%
EMEA	17,474	20%	10,570	17%	11,342	21%	65%	(7)%
APAC	5,039	6%	4,321	7%	3,337	6%	17%	29%
Israel	446	*	703	1%	535	1%	(37)%	31%
Other	1,254	2%	564	1%	511	1%	122%	10%
Total	$86,249	100%	$62,098	100%	$54,494	100%	39%	14%

                * Less than 1%

In 2018, our total revenues increased by 39% to approximately $86.2 million, compared with $62.1 million in 2017. Our total revenues were comprised of:

•
License revenues that increased by 61% to $52.5 million in 2018, compared with $32.6 million in 2017. The increase in license revenues mainly resulted from increased demand for our Attunity Replicate solution (including our Attunity Replicate solution for data lake) and the associated demand for term-based licenses of such solutions; and

•
Maintenance and services revenues that also increased by 14% to $33.7 million, compared with $29.5 million in 2017. The increase is primarily due to (1) the growth in customer license agreements we executed during 2017 and (2) consistent renewals of maintenance agreements by existing customers.

It should be noted that, beginning January 1, 2018, our sales focused primarily on sales of term-based licenses while, through the end of 2017, we focused primarily on sales of perpetual licenses. As a result of the adoption of ASC 606, we recognize term-based license agreements upon delivery of the license, rather than over the term of the license. As such, while, as shown in Note 3 to our consolidated financial statements included elsewhere in this annual report, license revenue under ASC 605 (the accounting standard prior to our adoption of ASC 606), would have been $34.2 million in 2018 (instead of $52.5 million under ASC 606), we believe that the increase in license revenues between 2017 and 2018 is materially attributed to the aforesaid demand for our Attunity Replicate solutions and the associated demand for term-based licenses of such solutions and not to the adoption of ASC 606.

In 2017, our total revenues increased by 14% to approximately $62.1 million, compared with $54.5 million in 2016. Our total revenues were comprised of:

•
License revenues that increased by 14% to $32.6 million in 2017, compared with $28.7 million in 2016. The increase in license revenues mainly resulted from (1) revenues of approximately $3.0 million recognized from a strategic OEM licensing agreement with a top information technology company announced in July 2017 and (2) increased demand for our Attunity Replicate solution, including our Attunity Replicate solution for Hadoop, which was partially offset by a decrease in sales of our Attunity Visibility and file replication products; and

•
Maintenance and services revenues that increased by 14% to $29.5 million, compared with $25.8 million in 2016. The increase is primarily due to (1) the growth in customer license agreements we executed during 2016 and (2) consistent renewals of maintenance agreements by existing customers.

While our revenues increased between 2016 and 2018 primarily in North America (from approximately $38.8 million in 2016 to $62.0 million in 2018) and in the EMEA region (from approximately $11.3 million in 2016 to $17.5 million in 2018), we believe the change in our revenues is primarily related to the aforesaid factors, rather than a specific demand for our products in any region.

Cost of Revenues.  Cost of software license revenues consists of amortization of core technology acquired. Cost of maintenance and services revenues consists primarily of salaries of employees performing the maintenance, consulting services and related overhead.

The following table sets forth a breakdown of our cost of revenues between license and maintenance and services for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2018	2017	2016	Percent change 2018 vs. 2017	Percent change 2017 vs. 2016
Cost of software licenses	$891	$1,225	$2,143	(27)%	(43)%
Cost of maintenance and services	9,852	8,630	6,637	14%	30%
Total	$10,743	$9,855	$8,780	9%	12%

Our cost of revenues increased to approximately $10.7 million in 2018 from approximately $9.9 million in 2017. This increase is mainly due to approximately $1.1 million of additional expenses associated with the increase in headcount of our customer support and consulting personnel, which was partially offset by an approximately $0.3 million decrease in amortization of acquired intangible assets. The headcount of our customer support and consulting personnel, including professional services personnel, increased (1) from 45 at the end of 2017 to 52 at the end of 2018 and (2) on an average basis, from an average of 43 during 2017 to an average of 50 during 2018.

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

Operating Expenses. The following table sets forth a breakdown of our operating expenses (excluding cost of revenues) for the last three fiscal years as well as the percentage change between such periods (dollars in thousands):

	2018	2017	2016	Percent change 2018 vs. 2017	Percent change 2017 vs. 2016
Research and development	$16,901	$14,010	$13,283	21%	5%
Selling and marketing	44,431	35,893	35,089	24%	2%
General and administrative	6,629	5,196	4,594	28%	13%
Impairment of acquisition-related intangible assets	-	-	4,122	N/A	N/A
Total	$67,961	$55,099	$57,088	23%	(3)%

Research and Development.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs.

Total R&D costs increased by approximately 21% from $14.0 million in 2017 to $16.9 million in 2018. This increase is mainly due to (1) approximately $1.8 million of additional expenses associated with employee related costs, primarily due to an increase in headcount of our R&D personnel, and (2) an approximately $0.4 million increase in subcontractors’ costs. The headcount of R&D personnel increased (1) from 89 at the end of 2017 to 95 at the end of 2018 and (2) on an average basis, from an average of 86 during 2017 to an average of 91 during 2018.

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

Selling and marketing expenses increased by approximately 24% to $44.4 million in 2018, compared with selling and marketing expenses of $35.9 million in 2017. This increase is primarily due to (1) $5.8 million of additional compensation and related costs, primarily due to an increase in headcount of our selling and marketing personnel, (2) increased sales commission expenses (due to higher license revenues) of approximately $4.0 million, (3) additional investment in marketing activities of approximately $1.2 million, (4) an increase of $0.7 million in equity-based compensation, and (5) an increase of $0.5 million in travel and related expenses. The increase was partially offset by the net effect of capitalization of sales commissions of approximately $3.7 million following the adoption of ASC 606 as explained below. Our sales and marketing teams’ headcount increased (1) from 107 employees as of December 31, 2017 to 133 employees as of December 31, 2018 and (2) on an average basis, from an average of 105 during 2017 to an average of 125 during 2018.

Selling and marketing expenses and cost of maintenance and services figures for 2018 were reported under ASC 606 whereas such expenses for 2017 were reported under ASC 605. For example, the difference of approximately $3.7 million in selling and marketing expenses that is identified above as an impact from the adoption of ASC 606 relates to the net effect of capitalization of sales commissions. Prior to the adoption of ASC 606, all of our sales compensation costs were expensed as incurred in accordance with ASC 605. Under ASC 606, we capitalize incremental costs incurred in obtaining contracts with customers if the amortization period is greater than one year.

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

General and administrative expenses increased by approximately 28% to $6.6 million in 2018 from $5.2 million in 2017. The increase is primarily attributable to (1) approximately $0.6 million of additional expenses associated with compensation and related costs, including equity-based compensation of approximately $0.1 million, primarily due to an increase in headcount and higher compensation associated with bonuses and (2) approximately $0.6 million of additional expenses associated with corporate activities and legal expenses, mainly related to the growth of our business as we expand our operations and infrastructure. Our general and administrative teams’ headcount increased (1) from 15 employees as of December 31, 2017 to 18 employees as of December 31, 2018; and (2) on an average basis, from an average of 13 during 2017 to an average of 16 during 2018.

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

Operating Income (Loss).  Based on the foregoing, we had an operating income of approximately $7.5 million in 2018, compared to operating loss of $2.9 million in 2017. In 2016, we had an operating loss of $11.4 million.

 Financial Income (Expenses), Net. In 2018, we had financial income, net of approximately $0.3 million, compared to financial expenses, net of approximately $0.1 million in 2017.

In 2016, we had financial expenses, net of approximately $54,000.

Taxes on Income (income tax benefit). Income tax expenses in 2018 were approximately $1.9 million, compared with approximately $3.8 million in 2017. The decrease is mainly attributed to (1) the reduction in the U.S. corporate statutory tax rate from 35% to 21% under the U.S. Tax Cuts and Jobs Act of 2017, and (2) lower taxable income, mainly due to higher deductible expenses from exercise of stock options and vesting of RSUs.

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

For additional details regarding our income taxes, see also note 10 to our consolidated financial statements included elsewhere in this annual report, the discussion under "We may be required to pay additional taxes due to tax positions that we undertook" in Item 3.D. "Risk Factors" above and “Item 10E – Taxation – Israeli Tax Considerations” below.

Impact of Currency Fluctuations and of Inflation

Our financial results may be negatively impacted by foreign currency fluctuations and inflation.

Except as set forth below, foreign currency fluctuations and the rate of inflation did not have a material impact on our financial results in the past three years.

In 2018, the average exchange rate of the NIS in relation to the dollar remained at the same level as in 2017, and therefore, the devaluation of the NIS did not have a material effect on our operating expenses. In the past several years, including 2018, we have been engaged in several currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements. As of December 31, 2018 and 2017, the fair value of our outstanding hedging contracts amounted to approximately ($239,000) and $27,000, respectively.

For additional details, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” below.

B.      Liquidity and Capital Resources

In the past several years, we financed our operations primarily through cash generated by operations, short-term loans and public offerings of our ordinary shares.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. Cash, cash equivalents and short-term deposits are held primarily in dollars.

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

Credit Line. In July 2015, we secured a short-term line of credit of approximately $5.0 million from an Israeli bank, which, following several extensions, expired in July 2018. As of December 31, 2017, approximately $0.58 million of the line of credit was used by the bank as collateral to secure the Company's obligations under our Israeli office lease agreement and for hedging transactions.   In January 2019, a short-term bank deposit in the amount of $2.0 million was restricted to secure those obligations in lieu of the credit line.

Working Capital and Cash Flows

As of December 31, 2018, we had $44.2 million in cash, cash equivalents and short-term deposits, compared with $29.1 million in cash and cash equivalents as of December 31, 2017. The increase is mainly attributable to (1) cash generated from operating activities of approximately $9.5 million in 2018 and (2) proceeds of approximately $6.0 million from the exercise of share options.

As of December 31, 2018 and 2017, we did not have any debt to a third party, other than for the credit line used as collateral as of December 31, 2017, as described above. As of December 31, 2018, our working capital amounted to approximately $40.3 million, compared to approximately $20.2 million as of December 31, 2017. The increase is primarily due to (1) an increase of $15.2 million in cash, cash equivalents and short-term deposits, and (2) an increase in trade receivables of $9.1 million. This increase was partially offset by an increase in employees and payroll accruals of approximately $4.1 million.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousand):

	2018	2017	2016
Net cash (used in) provided by operating activities	$9,491	$(909)	$(825)
Net cash used in investing activities	(32,688)	(556)	(456)
Net cash provided by (used in) financing activities	6,044	21,358	(1,872)

Net cash provided by operating activities was approximately $9.5 million in 2018, compared with net cash used in operating activities of approximately $0.9 million in 2017 and net cash used in operating activities of approximately $0.8 million in 2016. The increase in 2018 as compared with 2017 is mainly due to an increase in net income of $12.7 million. The change from 2016 to 2017 is mainly due to (1) a $2.9 million decrease in adjustments for non-cash expenses and (2) a $1.0 million decrease in net cash outflow from trade receivables, partially offset by a decrease of approximately $4.0 million in net loss.

Net cash used in investing activities in 2018 was approximately $32.7 million, compared to $0.6 million in 2017 and $0.5 million in 2016. The increase from 2017 to 2018 is mainly due to an increase of approximately $32.0 million in short-term bank deposits in 2018. The increase from 2016 to 2017 is mainly due to an increase of approximately $0.1 million in capital expenditures in 2017.

Net cash provided by financing activities in 2018 was approximately $6.0 million, compared with approximately $21.4 million in 2017, and compared with net cash used in financing activities of approximately $1.9 million in 2016. The decrease from 2017 to 2018 is mainly attributable to $20.8 million of net proceeds from our public offering of ordinary shares in December 2017. The decrease was partially offset by an increase of approximately $5.2 million in proceeds from the exercise of share options. The change between 2017 and 2016 is mainly attributable to $20.8 million of net proceeds from our public offering of ordinary shares in December 2017.

Principal Capital Expenditure and Divestitures

During 2018, our capital expenditures totaled approximately $688,000, compared with $556,000 during 2017 and $456,000 during 2016, most of which were used for the purchase of computer equipment and software. Other than future capital expenditures in connection with the purchase of computers and licensee software and consistent with the amounts described in 2018, we have no significant capital expenditures in progress. We did not affect any principal divestitures in the past three years.

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

C.      Research and Development, Patents and Licenses, etc.

The software industry is characterized by rapid product changes resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation.  We, through our R&D and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases.  R&D activities for all products principally take place in Israel. As of December 31, 2018, we employed 95 persons in R&D compared to 89 persons as of December 31, 2017.

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

F.       Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2018:

Contractual Obligations	Payments due by period (dollars in thousands)
	Total	Less than 1 year*	1-2 Years	3-5 Years	More than 5 Years
Severance pay obligation (1)	$1,602	--	--	--	--
Operating lease obligations (2)	6,397	1,622	2,257	1,592	926
Total (3)	$7,999	$1,622	$2,257	$1,592	$926

* For 2019

(1)
Severance payments of approximately $6,062,000 are payable only upon termination, retirement or death of the respective employee. Of this amount, $1,602,000 is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(r) to our consolidated financial statements included elsewhere in this annual report.

(2)	Includes rent expenses of approximately $6,003,000 related to our leased facilities for the next five years.

(3)
As of December 31, 2018, these figures exclude approximately $0.4 million for an accrual for uncertain income tax position under ASC No. 740, “Income Taxes,” because we are unable to reasonably estimate the ultimate amount or timing of settlement of this amount (see Note 10(f) of our consolidated financial statements included elsewhere in this annual report).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

The following lists the name, age, principal position and a biographical description of each of our current directors and senior management.

Name	Age	Director Since	Position with the Company
Shimon Alon	69	2004	Chief Executive Officer and Chairman of the Board of Directors
Mark Logan	56	- -	President
Dror Harel-Elkayam	51	- -	Chief Financial Officer and Secretary
Erez Zeevi	53	- -	Executive Vice President, Research and Development and Global Technical Operations
Itamar Ankorion	45	- -	Chief Marketing Officer
Dov Biran	66	2003	Director
Dan Falk (1) (2)	74	2002	Director
Tali Alush-Aben (1) (2)	55	2008	Director
Gil Weiser (1) (2)	77	2010	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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

Mark Logan was appointed as our Chief Operating Officer in November 2017. He was promoted to President in May 2018. Mr. Logan has over 25 years of technology industry experience and has served in several executive management roles, including as Chief Executive Officer of WealthEngine Inc. from January 2015 to November 2017, Chief Revenue Officer and Executive Vice President of Global Sales of BackOffice Associates, LLC from 2012 to 2014, Chief Operating Officer of Emptoris Inc. from 2010 to 2012, which acquired Rivermine Software, Inc. where he was Chief Executive Officer from 2004 to 2010. Mr. Logan holds a B.S in Systems Engineering from Providence College.

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

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk is a member of the boards of directors of Nice Ltd., and Ormat Technologies, Inc. and, between 1997 and February 2019, he was a member of the board of directors of Orbotech Ltd. He holds a B.A. degree in economics and political science and an M.B.A. degree, both from the Hebrew University, Jerusalem.

Tali Alush-Aben has been a director since December 2008 (until February 2019, as an outside director). She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies. Prior to joining Gemini, she served as Marketing Director of RadView Ltd., then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. She holds a B.Sc. degree in mathematics and computer science and an M.B.A. degree, both from Tel-Aviv University.

Gil Weiser has been a director since December 2010 (until February 2019, as an outside director). Mr. Weiser currently serves as the Chairman of BGN Technologies Ltd. He has more than 25 years of experience in management and operations, with executive posts at corporate, academic and financial entities. He served as the Chief Executive Officer of Orsus Solutions Ltd. from August 2006 to June 2010, and as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation from 1995 to 2000. From 1993 until 1995, he served as President and Chief Executive Officer of Fibronics International Inc. and as Chief Executive Officer of Digital (DEC Israel) from 1978 to 1993. He has also served as a director on numerous boards of directors, as well as a director of the Tel Aviv Stock Exchange from 2002 to 2004 and as Chairman of the Multinational Companies Forum. Mr. Weiser holds a B.Sc. degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

Additional Information

There are no family relationships between any of the directors or members of senior management named above.

Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members.  Our Board of Directors is currently composed of five directors.  Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us. In accordance with the Companies Law, the concurrent office of Mr. Alon as both our Chairman and Chief Executive Officer for a term of three years was approved by our shareholders in December 2017.

Messrs. Alon, Biran and Falk will serve as directors until our annual general meeting of shareholders in 2019. Ms. Alush-Aben was re-elected in December 2017 for an additional three-year term that will expire at our 2020 annual general meeting. Mr. Weiser was re-elected in December 2016 for an additional three-year term that will expire at our 2019 annual general meeting.

Mr. Mel Passarelli, who served as our Vice President, North American Operations since April 2007 stepped down from his position in February 2018.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which (1) any person referred to above was selected as a director or member of senior management or (2) any director will receive compensation by a third party in connection with his or her candidacy or board service in the Company.

B.	Compensation

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist Attunity to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In December 2018, our shareholders approved an amended compensation policy for our executive officers and directors, or the Compensation Policy. The Compensation Policy was designed to correlate executive compensation with Attunity’s objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2018 - All directors and executive officers as a group, consisting of 9 persons for the year ended December 31, 2018*	$3,211,000	$433,000
2017 - All directors and executive officers as a group, consisting of 12 persons for the year ended December 31, 2017**	$2,433,000	$379,000

* Includes compensation of (i) an existing employee who was considered an executive officer until June 2018 and (ii) one person whose service terminated in February 2018.

** Includes two persons whose service terminated in December 2017 and February 2018.

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2018, we granted to our directors and officers listed in Item 6A above (as well as one employee who was an executive officer until June 2018):

•
options to purchase, in the aggregate, 5,973 ordinary shares at a weighted average exercise price per share of $21.13. The options, which vest over a period of three years after the grant date, expire in 2024. The weighted average fair value of these options as of the grant date was $10.39 per option; and

•
158,435 ordinary shares issuable upon the vesting of outstanding RSUs, which vest over a period of three years after the grant date, and 282,200 ordinary shares issuable upon the vesting of outstanding PSUs. The weighted average fair value of these RSUs and PSUs as of the grant date was $11.20 per RSU/PSU.

For a discussion of the accounting method and assumptions used in valuation of such options and RSUs, see Notes 2(o) and 9(c) to our consolidated financial statements included elsewhere in this annual report. See also “Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Equity Incentive Plans” below.

Individual Compensation of Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated "office holders" during or with respect to the year ended December 31, 2018. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites, such as car and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2018.

Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)		Equity-Based Compensation (4)		All Other Compensation (5)		Total
	(Dollars in thousands)
Shimon Alon, Chairman of the Board and Chief Executive Officer	360	362	(6)	559	(7)	207	(8)	1,488
Mark Logan, President	385	532		548		61		1,526
Dror Harel-Elkayam, Chief Financial Officer	218	96		293		90		697
Itamar Ankorion, Chief Marketing Officer	207	245		270		68		790
Byron Young, Vice President of Sales APAC	133	299		59		4		495

*
Since all or part of the compensation may be denominated in currencies other than the dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations. In particular, for purposes of this table, cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.60 per $1.00 and of Hong Kong dollar (HKD) 7.83 per $1.00, which reflect the average applicable conversion rates for 2018.

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

(4)
Amounts reported in this column represent the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Notes 2(o) and 9(c) to our consolidated financial statements included elsewhere in this annual report. All of the awards were in the form of stock options (which expire six years after the grant date), RSUs or ordinary shares, and were made pursuant to one of our equity incentive plans.

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

(6)
Consistent with our Compensation Policy, and as approved by our shareholders, (i) for the year 2018, Mr. Alon was entitled to an annual bonus that will not exceed the NIS equivalent of approximately $264,000 gross (for 100% achievement of the applicable metric) or approximately $370,000 (for overachievement of 120% or more), and (ii) for the year 2019, Mr. Alon will be entitled to an annual bonus that will not exceed the NIS equivalent of approximately $277,000 gross (for 100% achievement of the applicable metric) or approximately $388,000 (for overachievement of 120% or more). In general, the annual bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestones and criteria for the annual bonus for the years 2016 through 2019, consist of several performance metrics (namely, annual revenue and profitability metrics), which are tied to our annual budget for the applicable year and are subject to target thresholds within each metric and ranges of bonus payout.

(7)
As approved by our shareholders, on December 30, 2015, December 29, 2016 and December 27, 2017, we granted Mr. Alon options to purchase 129,265 ordinary shares at an exercise price equal to $12.42 per share, 112,278 ordinary shares at an exercise price equal to $5.67 per share and 95,308 ordinary shares at an exercise price equal to $7.27 per share, respectively. On December 27, 2017 and December 17, 2018, we also granted Mr. Alon 40,846 RSUs and 50,000 RSUs, respectively. One third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments, whereas the RSUs will vest within three years following the grant date, in three equal annual installments. In addition, on December 27, 2017 and December 17, 2018, we granted Mr. Alon 40,000 and 50,000 performance-based RSUs, respectively, the vesting of which is tied to the Company's achievement of a revenue milestone, and in connection with the performance-based RSUs granted in 2018, also subject to a minimum profitability threshold. Vesting of the equity-based awards will fully accelerate upon certain change of control events, as defined in Mr. Alon’s employment agreement (except that the vesting of the performance-based RSUs granted in 2017 will not accelerate if the change of control event occurs less than fifteen (15) months following the grant date).

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

Compensation of Non-Employee Directors

Our non-employee directors receive an annual fee of $15,000 and attendance fees of NIS 1,650 per meeting (equivalent to approximately $455 per meeting attended, linked to the Israeli Consumer Price Index, or CPI).

According to the Compensation Policy, non-employee directors may be granted equity-based compensation which shall vest over a period of at least three years, and having a fair market value (determined according to acceptable valuation practices) that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000 for each director. Consistent with the Compensation Policy and as approved by our shareholders, commencing in December 2017, each of our non-employee directors who may serve from time to time (regardless of whether they are former employees or consultants of the Company) will be granted equity-based grants, as follows:

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

Change of Control Arrangements

Some of our executive officers, as well as some of our key employees, are entitled to (1) accelerated vesting of the ordinary shares subject to outstanding options and other equity-based grants granted to them in connection with a change in control of the Company and (2) an extended period of up to twelve months of termination notice in connection with a termination of employment within one year following a change in control of the Company.

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

Directors may be removed earlier from office by a resolution passed at a general meeting of our shareholders and our Board of Directors may temporarily fill vacancies in the Board until the next annual meeting of shareholders.

Our articles of association provide for a Board of Directors of not fewer than two nor more than eleven members.  Our Board is currently composed of five directors.

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

Outside Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel, such as Attunity, to appoint at least two outside directors. However, companies whose shares are traded on specified non-Israeli stock exchanges, including the Nasdaq, and which do not have a controlling shareholder, such as Attunity, may (but are not required to) elect to opt out of the requirement to maintain outside directors or retain outside directors but opt out of the composition requirements under the Israeli Companies Law with respect to either or both of the audit and compensation committees.

In February 2019, we elected to opt out from the requirement to appoint outside directors and from the composition requirements for the audit and compensation committees under the Companies Law. Our eligibility to opt out is conditioned upon: (i) the continued listing of our ordinary shares on the Nasdaq (or one of a few other specified non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood to be a 25% or greater shareholder) of our Company; and (iii) our compliance with the Nasdaq requirements as to the composition of (a) our board of directors (which requires that we maintain a majority of independent directors on our board of directors) and (b) the audit and compensation committees of our board of directors (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq rules). As a result of our said election to opt out, our then-outside directors, Mr. Gil Weiser and Ms. Tali Alush-Aben, began serving as regular (i.e., non-outside directors) directors commencing in February 2019.

Our election to exempt our Company from compliance with the outside director requirement can be reversed at any time by our Board of Directors, in which case we would need to hold a shareholder meeting to once again appoint outside directors, whose election would initially be for a three-year term. To qualify as an outside director, an individual (or the individual’s relative, partner, employer or any entity under the individual’s control) may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Companies Law) (i) with the company, the company’s controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Attunity, with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least a majority of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 2% or less of all of the voting rights in the company. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

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

Under the Companies Law, our Board of Directors is required to appoint an audit committee, which must be comprised of at least three directors. To the extent a company is required to appoint outside directors, the audit committee must include all of the outside directors. There are additional requirements as to the composition of the audit committee under the Companies Law. However, when we elected to exempt our Company from the outside director requirement, we concurrently elected to exempt our Company from all of such requirements (which exemption is conditioned on our fulfillment of all Nasdaq listing requirements related to the composition of the audit committee).

Our audit committee has adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, approval of certain interested party transactions, assisting our Board of Directors in overseeing the accounting and financial reporting processes of our Company and audits of our financial statements, including the integrity of our financial statements; compliance with legal and regulatory requirements; our independent public accountants’ appointment, qualifications and independence; the performance of our internal audit function and independent public accountants; finding any defects in the business management of our Company for which purpose the audit committee may consult with our independent auditors and internal auditor and proposing to the Board of Directors ways to correct such defects; approving related-party transactions; and such other duties as may be directed by our Board of Directors or required by applicable law.

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

Our audit committee is currently composed of Mr. Falk, the chairperson of our audit committee, Ms. Alush-Aben and Mr. Weiser, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq rules for audit committee members.

Our audit committee meets at least once each quarter, with additional special meetings scheduled when required.

Compensation Committee

Pursuant to applicable Nasdaq rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by a compensation committee comprised solely of independent directors.

Under the Companies Law, our Board of Directors is required to appoint a compensation committee, which must be comprised of at least three directors. If a company is required to appoint outside directors, the committee must consist of at least three members, including all of the outside directors, one of whom must serve as chairman of the committee. There are additional requirements as to the composition of the compensation committee under the Companies Law. However, when we elected to exempt our Company from the outside director requirement, we concurrently elected to exempt our Company from all of such requirements (including the three-member minimum). Our exemption under the Companies Law is conditioned on our fulfillment of all Nasdaq listing requirements related to the composition of the compensation committee.

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

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company and includes a duty to:

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law, including exculpation from the duty of care, by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. We also currently maintain directors and officers liability insurance with an aggregate coverage limit of $40 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $225,000.

D.      Employees

The following table details certain data on the workforce of Attunity and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2018	2017	2016
Numbers of employees by geographic location
North America	133	112	107
Israel	114	105	95
Europe	45	34	28
Other	6	5	5
Total workforce	298	256	235
Numbers of employees by category of activity
Research and development	95	89	82
Sales and marketing	133	107	104
Customer support and professional services	52	45	37
Management and administrative	18	15	12
Total workforce	298	256	235

The overall increase in our workforce, from 235 employees in 2016 to 298 employees in 2018, was primarily due to the continued expansion of sales and marketing, our professional services and research and development teams to support our customers’ large implementations and the growth of our business.

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.  In 2018, payments to the National Insurance Institute contributed by us, as the employer, amounted to approximately 7% of wages.

E.       Share Ownership

Beneficial Ownership of Executive Officers and Directors

See the table in Item 7.A “Major Shareholders and Related Party Transactions – Major Shareholders” below, which is incorporated herein by reference.

Equity Incentive Plans

Our Plans

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

The number of shares reserved for issuance under all of the Equity Plans is currently 6,445,843 ordinary shares. Any options, RSUs or similar awards which are canceled or forfeited before expiration become available for future grants. As of March 31, 2019, 538,897 ordinary shares remain available for grant of awards under the Equity Plans.

Grants in 2018

In 2018, we granted (1) options exercisable into 8,973 ordinary shares under the Equity Plans (compared with options exercisable into 116,423 ordinary shares that we granted in 2017), (2) 603,185 ordinary shares issuable upon the vesting of RSUs (compared with 568,189 ordinary shares issuable upon the vesting of RSUs that were granted during 2017), and (3) 370,300 PSUs (compared with 40,000 in 2017).

Total Outstanding Options and RSUs

The following table sets forth, as of December 31, 2018, the number of options outstanding under our Equity Plans and their respective exercise prices and expiration dates:

Number of outstanding Options (thousands)	Range of exercise price	Weighted average remaining contractual life (years)

288,910	$2.76 - $7.29	4.11
292,123	$7.81-$10.03	1.45
238,209	$10.06 - $11.32	1.69
141,716	$11.38 - $14.68	2.71
5,973	$21.13	5.97

966,931 (*)		2.52

(*) Includes 833,755 options that are vested and exercisable as of December 31, 2018.

The following table sets forth, as of December 31, 2018, the number of RSUs outstanding under our Equity Plans and their respective weighted average grant date fair value:

	Number Outstanding	Weighted average grant date fair value
Outstanding at beginning of the year	812,289	$8.08
Granted	603,000	9.73
Vested	(360,000)	8.83
Forfeited	(110,000)	7.57
Outstanding at end of the year	945,289	$8.90

The following table sets forth, as of December 31, 2018, the number of PSUs outstanding under our Equity Plans and their respective weighted average grant date fair value:

	Number Outstanding	Weighted average grant date fair value
Outstanding at beginning of the year	40,000	$6.82
Granted	370,300	10.06
Vested	-	-
Forfeited	(18,000)	7.45
Outstanding at end of the year	392,300	$9.85

For additional details and a discussion of the accounting method and assumptions used in valuation of such options, RSUs and PSUs, see Notes 2(o) and 9(c) to our consolidated financial statements included elsewhere in this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, to our knowledge, as of March 31, 2019 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,646,688	(3)	7.42%
Sandell Asset Management	1,135,000	(4)	5.17%
Directors and officers as a group (consisting of 9 persons)*	1,960,377	(5)	8.77%

*	Except for Mr. Alon, all of our directors and executive officers beneficially own less than 1% of our outstanding shares.

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

(2)
The percentages shown are based on 21,964,297 shares issued and outstanding as of March 31, 2019. This figure of outstanding ordinary shares (i) excludes 1,513,729 ordinary shares issuable upon the vesting of RSUs and (ii) excludes employee stock options to purchase an aggregate of 686,703 ordinary shares at a weighted average exercise price of approximately $9.15 per share, with the latest expiration date of these options being January 28, 2025 (of which, options to purchase 572,322 of our ordinary shares were exercisable as of March 31, 2019).

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,403,581 ordinary shares; and (ii) 243,107 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $5.67 to $9.87 per ordinary share. These options expire between December 30, 2020 and December 27, 2023. The business address of Mr. Alon is c/o Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

(4)
This information is based on information provided in the Schedule 13G filed with the SEC by Sandell Asset Management Europe Limited. (“SAME”), Sandell Asset Management Corp. (“SAMC”), and Thomas E. Sandell (collectively, “Sandell Asset Management”) on March 28, 2019, or the Sandell Schedule 13G. According to the Sandell Schedule 13G, Sandell Asset Management has shared voting and investment power with respect to these shares. The business address of SAME and Mr. Sandell is 42-44 Grosvenor Gardens, SW1W 0EB London, United Kingdom and the business address of SAMC is 540 Madison Ave., 36th Floor, New York, New York 10022.

(5)
Includes (i) 1,575,566 ordinary shares; (ii) 302,478 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $5.63 to $10.29 per ordinary share. These options expire between December 30, 2020 and December 27, 2023; and (iii) 82,333 ordinary shares issuable upon the vesting of RSUs.

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

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•
On March 28, 2019, Sandell Asset Management filed a Schedule 13G with the SEC, whereby it reported that they are the beneficial owners of 1,135,000 ordinary shares, representing 5.20% of our outstanding ordinary shares as of March 4, 2019.

•
On February 11, 2019, Yelin Lapidot Holdings Management Ltd. and related persons filed an amended Schedule 13G with the SEC, whereby they reported that they are no longer a major shareholder of our Company (reporting that they are the beneficial owners of 179,429 ordinary shares, representing 0.84% of our outstanding ordinary shares as of December 31, 2018).

•
On February 13, 2017, Unterberg Capital LLC and related persons filed an amended Schedule 13G with the SEC, whereby they reported that they are no longer a major shareholder of our Company (reporting that they are the beneficial owners of 682,480 ordinary shares, representing 4.05% of our outstanding ordinary shares as of February 13, 2017).

•	The following table sets forth the beneficial ownership of our ordinary shares by Mr. Alon, our Chairman and Chief Executive Officer, as of March 28, 2016 and March 31, 2019:

	Beneficial Ownership (March 28, 2016)*			Beneficial Ownership (March 31, 2019)**
	Number of Ordinary Shares Beneficially Owned		Percentage	Number of Ordinary Shares Beneficially Owned		Percentage
Shimon Alon	1,564,371	(1)	9.38%	1,646,688	(2)	7.42%

* For details regarding the manner in which we calculate beneficial ownership, see footnote 1 to the table under Item 7A above. The percentages shown are based on 16,489,464 shares issued and outstanding as of March 28, 2016.

** For details regarding the manner in which we calculate beneficial ownership, see footnote 1 to the table under Item 7A above. The percentages shown are based on 21,964,297 shares issued and outstanding as of March 31, 2019.

(1)
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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 31, 2019, there were 41 holders of record of our ordinary shares, of which 25 record holders, holding approximately 61% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 95% of our outstanding ordinary shares as of said date).

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

Export Sales

In the year ended December 31, 2018, the amount of our export sales (i.e., sales outside Israel) was approximately $85.8 million, which represents 99% of our total sales.

Legal Proceedings

We are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability. However, we have been named as a defendant in certain routine litigation incidental to our business. In December 2018, we received a letter from Aloft Media, LLC, or the Aloft Media Letter, claiming that certain features of our web site infringed on at least two patents owned by Aloft Media. The Aloft Media Letter did not make any demand (for payment or otherwise), but instead invited us to respond. We responded via letter in January 2019. As of today, we have not received any further communication from Aloft Media. We believe that we have meritorious defenses to these claims if they were asserted in litigation. For the time being, however, it is not possible to reliably predict whether Aloft Media will pursue any claim, or the likelihood of success of any such hypothetical claim.

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

B.      Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2018.

ITEM 9.	THE OFFER AND LISTING

A.      Offer and Listing Details

Our ordinary shares were traded on the Nasdaq Capital Market under the symbol “ATTU.”

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

In accordance with our articles of association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least ten (10) days and not more than sixty (60) days’ notice of any general meeting of shareholders shall be given.  Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as the election of directors and affiliated party transactions, not less than 35 days.

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

Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.  See Item 6.C “Directors, Senior Management and Employees – Board Practices – Election of Directors; Board Meetings.”

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

On June 8, 2016, our Board of Directors adopted the shareholder bonus rights plan, or, as amended, the rights plan. The rights plan is intended to ensure that all of Attunity's shareholders are treated fairly and equitably in the event of an unsolicited takeover attempt and to encourage any potential acquirer to negotiate with our Board of Directors. Pursuant to the rights plan, the Rights~~,~~ were distributed at the rate of one Right for each of the Company's ordinary shares held by shareholders of record as of the close of business on June 17, 2016. The Rights will be exercisable and transferable apart from our ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership (including through derivative securities) of 11% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Until the Rights become exercisable, each Right initially will represent the right to buy one-half of one ordinary share for $70 per share. Subject to certain conditions described in the rights plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled, for a price of $70, to purchase ordinary shares having a market price of $140 (two times the $70 exercise price), which equals one-half of the market price per share. Unless further extended, the Rights will expire on June 30, 2019 and are generally redeemable by the Board of Directors, at $0.001 per Right, at any time until the tenth business day following public disclosure that a person or group has become an Acquiring Person.

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

C.      Material Contracts

Merger Agreement

On February 21, 2019, we entered into the Merger Agreement with Parent, Merger Sub, and, solely for purposes of certain specified provisions of the Merger Agreement, Ultimate Parent and Qlik Technologies. Parent, Merger Sub, Ultimate Parent and Qlik Technologies are sometimes referred to herein as the “Parent Parties”.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into Attunity (the “Merger”), with Attunity continuing after the Merger as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of Parent. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Israeli Companies Law.

Our Board of Directors has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Attunity and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Attunity to its creditors; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of Attunity approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, each of our ordinary shares issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive $23.50 in cash (the “merger consideration”), without interest thereon and less applicable withholding taxes.

Company stock options and vested RSUs will be canceled at the Effective Time and converted into the right to receive the merger consideration (less applicable withholding and any applicable exercise price in the case of options) promptly following the Effective Time. Each grant of RSUs which is unvested as of the Effective Time will be canceled at that time and converted into the right to receive the merger consideration with respect to each ordinary share subject thereto, with such payment being made, subject to certain exceptions, promptly following the date such RSU was originally scheduled to vest.

We and the Parent Parties have made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including, among others, covenants by Attunity to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless approved in writing by Parent, in each case subject to certain exceptions.

The Merger Agreement prohibits us and our representatives from soliciting acquisition proposals and from entering into discussions or negotiations with respect to or any agreement concerning, or providing confidential information in connection with, any acquisition proposal, subject to customary exceptions, including if such acquisition proposal constitutes, or would reasonably be expected to lead to, a “Superior Proposal” (as defined in the Merger Agreement), and if the failure to engage in discussions or negotiations relating to such proposals would be reasonably likely to be inconsistent with the fiduciary duties of Attunity’s directors under Israeli law. Subject to certain exceptions, Attunity has agreed not to withdraw, amend or modify in a manner adverse to Parent the recommendation of the Board that Attunity’s shareholders approve the Merger Agreement and the Merger.

The Parent Parties have secured committed debt financing to be provided by Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA, and represented to the Company that the aggregate proceeds of such debt financing, together with cash on hand of the Parent Parties, will be sufficient for Parent and Merger Sub to pay the aggregate Merger Consideration and all related fees and expenses. Parent and Merger Sub have committed to use their reasonable best efforts to obtain the debt financing on the terms and conditions described in the debt commitment letter entered into between the lenders and the Ultimate Parent on February 21, 2019. The transaction is not subject to a financing condition.

Consummation of the Merger is subject to several conditions, including requisite regulatory approvals and the approval of Attunity’s shareholders at the EGM (the “Shareholders Meeting”), which shareholder approval was obtained at the Shareholders Meeting held on April 7, 2019.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with Superior Proposals, or if the Merger is not consummated by August 21, 2019 (the “Outside Date”).

Upon the termination of the Merger Agreement under circumstances specified in the Merger Agreement, we will be required to pay Parent a termination fee of $19.6 million. Such circumstances include if the Merger Agreement is terminated in connection with (i) Attunity accepting a Superior Proposal, (ii) our Board of Directors’ change or withdrawal of its recommendation of the Merger, (iii) Attunity materially breaching its obligations regarding solicitation of alternative acquisition proposals and (iv) (A) the failure of Attunity to obtain the requisite shareholder approval for the Merger after an alternative acquisition proposal had previously been publicly announced and (B) Attunity entering into a definitive acquisition agreement to effect the alternative acquisition proposal within 12 months of termination and subsequently consummating such acquisition. In addition, we will be required to reimburse Parent for up to $1.5 million of its expenses associated with the transaction if the Merger Agreement is terminated under specified circumstances, including if our shareholders do not vote to adopt the Merger Agreement or if we breach our representations, warranties or covenants in a manner that would cause the related closing conditions to not be met, in each case, if the termination fee is not then payable.

Upon termination of the Merger Agreement under other specified circumstances, Parent will be required to pay us a termination fee of $40.9 million. Such circumstances include if the Merger Agreement is terminated (i) in connection with Parent’s failure to consummate the Merger after certain conditions are met, (ii) in connection with Parent willfully and materially breaching its representations, warranties or covenants in a manner that would cause the related closing conditions to not be met, and (iii) if either party terminates because the Merger has not been consummated by the Outside Date, and at the time of such termination, Attunity was otherwise entitled to terminate the Agreement for either of the foregoing reasons.

In connection with the Merger Agreement, Parent has entered into Voting Agreements (the “Voting Agreements”), each dated as of February 21, 2019, with several directors and officers of Attunity that are also shareholders of Attunity, including Mr. Shimon Alon, Chairman of the Board and Chief Executive Officer, and Mr. Dror Harel-Elkayam, Chief Financial Officer and Secretary (each a “Attunity Shareholder”, and collectively, the “Attunity Shareholders”), pursuant to which, among other things, each Attunity Shareholder has agreed to vote all ordinary shares beneficially owned by such Attunity Shareholder (the “Covered Shares”) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement) or any transaction that is the subject of an Acquisition Proposal. The obligations of the Attunity Shareholders terminate under certain circumstances, including if the Merger Agreement is terminated.

D.      Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions.   However, the legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

General Corporate Tax Structure

Israeli companies are subject to “corporate tax” on their taxable income at the rate of 24% for the 2017 tax year. Under an amendment to the Israeli Tax Ordinance enacted in December 2016, the corporate tax rate was decreased to 23% for 2018 and thereafter. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

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

Capital Gains Tax

The Israeli Tax Ordinance generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel by non-residents of Israel, including shares of Israeli companies, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year),  will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Tax Ordinance enacted in December 2016, the rate of High Income Tax for 2017 and thereafter will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the Israeli CPI each year).

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

Distributions on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

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

We believe that we were not a PFIC for any of our 2008 through 2018 taxable years. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we are not or will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Foreign Account Tax Compliance Act, or FATCA, some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after June 30, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2019. U.S. Holders should consult their tax advisors regarding the effect, if any, of FATCA on their ownership and disposition of our ordinary shares. See “—Non-U.S. Holders of Ordinary Shares.”

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

FATCA may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under FATCA, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non‑U.S. Holders. FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after June 30, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2019. You should consult your tax advisor regarding FATCA.

U.S. Tax Cuts and Jobs Act

Although the TCJA is the most extensive overhaul of the U.S. tax regime in over thirty years, other than for certain U.S. corporate holders, we do not expect any of the provisions of the TCJA to materially impact U.S. Holders with respect to their ownership of our ordinary shares.  However, given the complexity of this new law, investors should consult their own tax advisors regarding its potential impact on the U.S. federal income tax consequences to them in light of their particular circumstances. See also note 10(d) to our consolidated financial statements included elsewhere in this annual report.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act are available on the SEC Internet site (http://www.sec.gov) and on our website www.attunity.com.  However, the content of our website is not incorporated by reference into this annual report.

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

As of December 31, 2018, we had cash, cash equivalents and short-term deposits of approximately $44.2 million. As of that date, most of such cash, cash equivalents and short-term deposits were held in dollars. The majority of our cash, cash equivalents and short-term deposits are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured.

Interest Rate Risk

Our exposure to market risk for changes in interest rates is immaterial primarily because our cash and cash equivalents are mostly deposited in short-term deposits and we do not have any material borrowings.

Our cash, cash equivalents and short-term deposits are held substantially in dollars. We place our cash and cash equivalents with major financial banks.

For purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash, cash equivalents and short-term deposits. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR or other prime interest rates would be immaterial.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations.  Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Asia Pacific.  As a result, these sales and related expenses are denominated in currencies other than the dollar.  Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and those other currencies. In addition, a significant portion of our operating costs are incurred in NIS.  In the past several years, including in 2017, the NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. However, in 2018, 2015 and 2014, with the devaluation of NIS against the dollar, the dollar cost of our Israeli operations decreased.

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the dollar against the most significant currencies for our business, i.e., the NIS, the GBP and the Euro; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2014	2015	2016	2017	2018
NIS	12.2%	0.3%	(1.5)%	(9.8)%	8.1%
Euro	13.3%	(10.4)%	(3.4)%	13.9%	(4.4)%
GBP	6.2%	(4.9)%	(17.1)%	9.9%	(5.3)%
Israeli Consumer Price Index	(0.2)%	(1.0)%	(0.2)%	0.4%	0.8%

Our operating results may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, predominantly the NIS.  In 2018, the average exchange rate of the NIS in relation to the dollar remained at the same level as in 2017, and therefore, the devaluation of the NIS did not have a material effect on our operating expenses. In 2017, the appreciation of the NIS in relation to the dollar increased the dollar reporting value of our operating expenses by approximately $1.0 million for that year. In 2016, the appreciation of the NIS in relation to the dollar increased the dollar reporting value of our operating expenses by approximately $0.2 million for that year.

A devaluation of the NIS in relation to the dollar, as was the case in 2014, 2015 and 2018, has the effect of decreasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  For example, an increase of 10% in the value of the NIS relative to the dollar in 2018 would have resulted in a decrease in the dollar reporting value of our operating expenses of approximately $1.7 million for that year. A revaluation of the NIS relative to the dollar also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

During 2018, we engaged in currency hedging transactions intended to reduce the effect of fluctuations in currency exchange rates on our financial statements and we may enter into similar transactions in the future. As of December 31, 2018, we had outstanding currency forwards in the total amount of approximately $11.1 million to hedge portions of our forecasted expenses denominated in NIS. These forwards expire in various dates until October 2019. However, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

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

ITEM 15.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our chief executive officer and our chief financial officer, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our chief executive officer and chief financial officer as of December 31, 2018. Based upon that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures are effective as of December 31, 2018.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on such evaluation, our management, including our chief executive officer and chief financial officer, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of December 31, 2018 is effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018, has been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or EY, an independent registered public accounting firm who audited and reported on the consolidated financial statements of the Company for the year ended December 31, 2018.

This annual report includes an attestation report of EY, our registered public accounting firm, regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held on December 17, 2018, our shareholders approved the reappointment of EY as our independent registered public accounting firm until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by EY and the percentage of each of the fees out of the total amount paid to them:

	Year Ended December 31,
	2017		2018
Services Rendered	Fees (in Dollars)	Percentages	Fees (in Dollars)	Percentages

Audit Fees (1)	$229,600	63%	$238,400	71%
Audit-Related Fees (2)	79,700	22%	10,000	3%
Tax Fees (3)	49,500	14%	89,400	26%
All Other Fees (4)	1,900	1%	---	--

Total	$360,700	100%	$337,800	100%

(1)
Audit fees consist of fees for professional services rendered by our principal accountant for the audit of our consolidated annual financial statements, including the audit of our internal control over financial reporting, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees consist of (i) services performed by EY in connection with the public offering we conducted in December 2017 and (ii) consulting services in connection with the implementation of ASC 606.

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

Item 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.        FINANCIAL STATEMENTS

ITEM 19.        EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant, as amended and restated ¶ (1)
1.2	Amended and Restated Articles of Association of the Registrant (2), as amended (3)
1.3	Bonus Rights Agreement, dated as of June 7, 2016, between the Registrant and American Stock Transfer & Trust Company, LLC (4), as amended (5) (6)
2.1	Specimen of Ordinary Share Certificate (7)
4.1	2003 Israeli Stock Option Plan, as amended (8) (9) (10)
4.2	Form of Indemnification Letter, as amended (11)
4.3	2012 Stock Incentive Plan (12)
4.4	Compensation Policy for Executive Officers and Directors, as amended *
4.5
Agreement and Plan of Merger dated February 21, 2019, by and among QlikTech International AB, Joffiger Ltd., Attunity Ltd., and, solely for purposes of Section 6.4, Section 7.2(f), Section 7.10 and Section 10.12 thereof, Project Alpha Intermediate Holding, Inc. and, solely for purposes of Section 6.4, Section 7.2(f), Section 7.10 and Section 10.12 thereof, Qlik Technologies, Inc. (13)

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
101
The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income (Loss); (iv) Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

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

(6)
Amendment No. 2 to the Bonus Rights Agreement, dated as of June 22, 2018, was filed as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on June 28, 2018, and incorporated herein by reference.

(7)	Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference.
(8)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 26, 2005, and incorporated herein by reference.
(9)
The 2003 Israeli Stock Option Plan was amended in the annual general meeting of the Registrant’s shareholders in December 2005, as reflected in Item 3 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 29, 2005, which is incorporated herein by reference.

(10)
The 2003 Israeli Stock Option Plan was further amended in the annual general meeting of the Registrant’s shareholders in December 2006, as reflected in Item 2 of the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 22, 2006, which is incorporated herein by reference.

(11)	Filed as Appendix C to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 28, 2017, and incorporated herein by reference.
(12)	Filed as Appendix A to the Registrant’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 20, 2012, and incorporated herein by reference.
(13)	Filed as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 25, 2019, and incorporated herein by reference.

¶	Translated from Hebrew

*	Filed herewith.

**	Furnished herewith.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Attunity Ltd. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 11, 2019, expressed an unqualified opinion thereon.

Adoption of ASU No. 2014-09

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for recognizing revenue as a result of the adoption of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the related amendments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer,
A Member of Ernst & Young Global

We have served as the Company's auditor since at least 1992, but we are unable to determine the specific year.

Tel-Aviv, Israel
April 11, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATTUNITY LTD.

Opinion on Internal Control over Financial Reporting

We have audited Attunity Ltd. and subsidiaries internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Attunity Ltd. and subsidiaries (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 11, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer,
A Member of Ernst & Young Global

Tel-Aviv, Israel
April 11, 2019

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,764	$29,087
Short-term bank deposits	32,477	-
Trade receivables (net of allowance for doubtful accounts of $20 and $15 at December 31, 2018 and 2017, respectively)	19,742	10,609
Deferred commissions costs	1,879	-
Other accounts receivable and prepaid expenses	2,463	1,074

Total current assets	68,325	40,770

LONG-TERM ASSETS:
Deferred commissions costs	6,455	-
Severance pay fund	4,460	4,378
Property and equipment, net	1,428	1,287
Intangible assets, net	488	1,431
Goodwill	30,929	30,929
Deferred taxes	-	1,209
Other assets	184	152

Total long-term assets	43,944	39,386

Total assets	$112,269	$80,156

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2018	2017

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$1,574	$666
Deferred revenues	13,714	11,066
Employees and payroll accruals	9,838	5,730
Accrued expenses and other current liabilities	2,894	3,066

Total current liabilities	28,020	20,528

LONG-TERM LIABILITIES:

Deferred revenues	3,474	2,163
Deferred taxes liability	350	-
Accrued severance pay	6,062	5,941
Other liabilities	463	321

Total long-term liabilities	10,349	8,425

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at December 31, 2018 and 2017; Issued and outstanding: 21,672,401 shares at December 31, 2018 and 20,718,468 shares at December 31, 2017	2,466	2,361
Additional paid-in capital	185,054	174,693
Accumulated other comprehensive loss	(1,575)	(1,222)
Accumulated deficit	(112,045)	(124,629)

Total shareholders' equity	73,900	51,203

Total liabilities and shareholders' equity	$112,269	$80,156

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands, except per share data

	Year ended December 31,
	2018	2017	2016

Revenues:
Software licenses	$52,542	$32,604	$28,653
Maintenance and services	33,707	29,494	25,841

Total revenues	86,249	62,098	54,494

Operating expenses:
Cost of software licenses	891	1,225	2,143
Cost of maintenance and services	9,852	8,630	6,637
Research and development	16,901	14,010	13,283
Selling and marketing	44,431	35,893	35,089
General and administrative	6,629	5,196	4,594
Impairment of intangible assets	-	-	4,122

Total operating expenses	78,704	64,954	65,868

Operating income (loss)	7,545	(2,856)	(11,374)

Financial income (expenses), net	336	(101)	(54)

Net income (loss) before taxes on income	7,881	(2,957)	(11,428)

Income tax benefit (taxes on income)	(1,924)	(3,756)	735

Net income (loss)	$5,957	$(6,713)	$(10,693)

Basic net income (loss) per share	$0.28	$(0.39)	$(0.64)
Diluted net income (loss) per share	$0.27	$(0.39)	$(0.64)

Weighted average number of shares used in computing basic net income or loss per share	21,113	17,264	16,739
Weighted average number of shares used in computing diluted net income or loss per share	21,967	17,264	16,739

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net income (loss)	$5,957	$(6,713)	$(10,693)

Other comprehensive income (loss):
Cash flow hedges:
Changes in unrealized (losses) gains	(532)	312	76
Reclassification adjustments for (gains) losses included in net income or loss	292	(286)	(24)
Net change	(240)	26	52

Foreign currency translation adjustment	(113)	(235)	72

Other accumulated comprehensive income (loss)	(353)	(209)	124

Comprehensive income (loss)	$5,604	$(6,922)	$(10,569)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total
	Ordinary Shares		paid-in	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	Loss	deficit	Equity

Balance as of January 1, 2016	16,406,243	$1,876	$144,836	$(1,137)	$(107,284)	$38,291

Exercise of share options and vesting of RSUs	182,313	19	270	-	-	289
Share-based compensation	-	-	3,880	-	-	3,880
Issuance of shares related to retention plan associated with acquisition and other share-based compensation	76,616	8	664	-	-	672
Issuance of shares related to BIReady acquisition	31,895	3	221	-	-	224
Issuance of holdback shares to secure indemnity claims	144,171	15	(15)	-	-	-
Tax deficiencies related to exercise of share options	-	-	(171)	-	-	(171)
Other comprehensive income	-	-	-	124	-	124
Net loss	-	-	-	-	(10,693)	(10,693)
Balance as of December 31, 2016	16,841,238	1,921	149,685	(1,013)	(117,977)	32,616

Cumulative-effect adjustment from adoption of ASU 2016-09	-	-	31	-	61	92
Exercise of share options and vesting of RSUs	469,780	52	824	-	-	876
Share-based compensation	-	-	3,711	-	-	3,711
Issuance of ordinary shares, net of issuance expenses	3,407,450	388	20,442	-	-	20,830
Other comprehensive loss	-	-	-	(209)	-	(209)
Net loss	-	-	-	-	(6,713)	(6,713)

Balance as of December 31, 2017	20,718,468	2,361	174,693	(1,222)	(124,629)	51,203

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total
	Ordinary Shares		paid-in	Comprehensive	Accumulated	shareholders'
	Number	Amount	capital	Loss	deficit	Equity

Cumulative-effect adjustment from adoption of ASC 606	-	-	-	-	6,627	6,627
Exercise of share options	593,777	65	5,979	-	-	6,044
Vesting of RSUs	360,156	40	(40)	-	-	-
Share-based compensation	-	-	4,422	-	-	4,422
Other comprehensive loss	-	-	-	(353)	-	(353)
Net income	-	-	-	-	5,957	5,957

Balance as of December 31, 2018	21,672,401	$2,466	$185,054	$(1,575)	$(112,045)	$73,900

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities:

Net income (loss)	$5,957	$(6,713)	$(10,693)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	544	491	493
Share-based compensation	4,422	3,711	3,880
Retention plan associated with acquisition and other compensation in shares	-	-	370
Impairment of intangible assets	-	-	4,122
Amortization of intangible assets	943	1,347	2,372
Payment obligations related to acquisitions	-	-	27
Accrued interest on short-term bank deposits	(477)	-	-

Change in:
Accrued severance pay, net	39	306	24
Trade receivables	(6,937)	(3,514)	(2,544)
Other accounts receivable and prepaid expenses	(1,435)	(392)	(29)
Other long-term assets	39	8	14
Trade payables	922	107	(279)
Deferred revenues	4,708	823	1,570
Employees and payroll accruals	4,094	973	1,101
Accrued expenses and other current liabilities	(246)	1,025	594
Deferred commissions costs	(3,876)	-	-
Deferred taxes, net	794	1,131	(1,833)
Remeasurement of long-term liability presented at fair value and other long-term liabilities	-	(212)	(185)
Tax deficiencies related to exercise of share options	-	-	171

Net cash provided by (used in) operating activities	9,491	(909)	(825)

Investing activities:

Purchase of property and equipment	(688)	(556)	(456)
Short-term bank deposits	(32,000)	-	-

Net cash used in investing activities	(32,688)	(556)	(456)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Financing activities:

Proceeds from exercise of share options	6,044	881	289
Payment of contingent consideration	-	(271)	(1,990)
Issuance of shares, net of issuance expenses	-	21,048	-
Payment of contingent payment right	-	(300)	-
Tax deficiencies related to exercise of share options	-	-	(171)

Net cash provided by (used in) financing activities	6,044	21,358	(1,872)

Foreign currency translation adjustments on cash and cash equivalents	(170)	28	(203)

Increase (decrease) in cash and cash equivalents	(17,323)	19,921	(3,356)
Cash and cash equivalents at the beginning of the year	29,087	9,166	12,522

Cash and cash equivalents at the end of the year	$11,764	$29,087	$9,166

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$3,407	$1,740	$653

Supplemental disclosure of non-cash investing and financing activities:
Issuance expenses not yet paid	$-	$218	$-
Issuance of shares related to acquisition	$-	$-	$224

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

On February 21, 2019, Attunity entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QlikTech International AB, a company organized under the laws of the State of Sweden (“Parent”), Joffiger Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), and, solely for purposes of certain specified provisions of the Merger Agreement, Project Alpha Intermediate Holding, Inc., a Delaware corporation (“Ultimate Parent”) and Qlik Technologies, Inc., a Delaware corporation (“Qlik Technologies”), under which Parent will acquire Attunity. For further discussion regarding the Merger Agreement see note 12.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

Preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Examples of estimates include: determining the nature and timing of satisfaction of performance obligations; determining the standalone selling price of performance obligations; the fair value of and/or potential impairment of goodwill and intangible assets; the benefit period for deferred commissions costs; performance stock-based compensation target achievement probability and fair values of stock-based awards. Actual results and outcomes may differ from management’s estimates and assumptions. Certain amounts in notes of prior year financial statements have been updated to conform to the current year's presentation. The change had no effect on previously reported statements of income, balance sheets or cash flows.

b.	Financial statements in U.S. dollars ("dollars"):

A majority of the revenues of the Company and its subsidiaries is generated in dollars. In addition, a substantial portion of the Company's and certain subsidiaries' costs are denominated in dollars. Accordingly, the Company's management has determined that the dollar is the currency in the primary economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar.

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

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months at acquisition but less than one year are included in short-term bank deposits. Such deposits are stated at cost, including accrued interest.

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

If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2018, 2017 and 2016, no impairment of goodwill has been identified.

The intangible assets of the Company are not considered to have an indefinite useful life and are amortized over their estimated useful lives. Intangible assets consist of core technology, customer relationships and non-competition agreement.

h.         Impairment of long-lived assets and intangible assets subject to amortization:

According to ASC No. 360, "Property, Plant and Equipment,” the carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

In 2016, as a result of reduced sales trends of products based on the technology of Appfluent, a U.S.-based corporation acquired by the Company in March 2015, the Company identified impairment indicators and performed an impairment test on the acquisition-related amortizable intangible for this acquisition. As a result, during the year ended December 31, 2016, the Company recorded impairment charges of $3,919 and $203, on core technology and customer relationships, respectively. The fair value of these assets was determined in accordance with a forecasted discounted cash flows model, using a discount rate reflecting the risk inherent in the projected cash flows. During the years ended December 31, 2018 and 2017, no impairment of long-lived assets and intangible assets was identified.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.          Business combinations:

The Company accounted for business combinations in accordance with ASC No. 805, "Business Combinations" ("ASC No. 805"). ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over the purchase price and any subsequent changes in estimated contingencies are to be recorded in consolidated statements of operations. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in consolidated statements of operations.

Acquisition-related costs are expensed to the statement of operations in the period incurred.

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

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.          Revenue recognition:

The Company generates revenues primarily from license fees for the right to use its software products and from maintenance and support, consulting and training services. The Company licenses its products primarily through its direct sales force and indirectly through original equipment manufacturers ("OEMs"), distributors, resellers and value-added resellers ("VARs"). Software license revenue includes fees from the grant of perpetual and term-based licenses.

The Company accounts for revenue in accordance with ASU No. 2014-09, “Revenue from Contracts with Customers” ("ASC 606"), and determines revenue recognition through the following steps:

• identification of the contract with a customer;

• identification of the performance obligations in the contract;

• determination of the transaction price;

• allocation of the transaction price to the performance obligations in the contract; and

• recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue related to contracts with customers that meet the following criteria:

• the contract contains reasonable evidence of approval and both parties' commitment to perform their respective obligations;

• the contract includes identifiable rights to goods and services to be transferred and payment terms related to the transfer of those goods and services;

• the contract has commercial substance; and

• collection of substantially all of the consideration to which the Company is entitled under the contract is probable.

The Company’s contracts with customers generally contain multiple performance obligations, which may include software licenses, related maintenance and support services, and consulting and training services, all of which are generally capable of being distinct and accounted for as separate performance obligations. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software licenses are typically estimated using the residual approach since the software products are not sold on a standalone basis. The Company generally recognizes revenue from software licenses when the software is delivered to the customer.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Maintenance and support agreements typically provide customers with rights to unspecified software product updates, if and when available. The Company considers this post contract support as a distinct performance obligation that is satisfied over time, and as such, recognizes revenue on a straight-line basis over the maintenance and support period.
Revenue from consulting and training services is generally distinct and, as such, is recognized as these services are performed.

Contract acquisition costs

The Company capitalizes incremental costs incurred in obtaining contracts with customers if the amortization period is greater than one year. These costs consist primarily of sales commissions expenses. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. The capitalized costs are amortized proportionately with related revenues over the benefit period. Amortization expense is primarily included in sales and marketing expense in the consolidated statements of income.

Trade accounts receivable and contract balances

The Company classifies its right to consideration in exchange for deliverables as either a receivable or a contract asset. Receivables are recorded when the right to consideration becomes unconditional (i.e., only the passage of time is required before payment is due). For example, in some of the multi-year on-premises licenses agreements, the licenses are paid annually. The Company recognizes a receivable related to license revenue as it has an unconditional right to invoice and receive payment in the future related to those licenses. Contract assets are recorded when amounts related to the Company’s contractual right to consideration for completed performance is conditional upon factors other than the passage of time. As of December 31, 2018, the trade receivable, net in the Company’s consolidated balance sheets consists of receivable balance only.

Amounts collected in advance of services being provided are accounted for as contract liabilities, which are presented as deferred revenue in the consolidated balance sheets and are realized with the associated revenue recognized under the applicable contract. The Company's contract liabilities balance is primarily related to maintenance and support services.

During the year ended December 31, 2018, the Company recognized $10,292 that was included in the deferred revenues balance at January 1, 2018.

Remaining performance obligations

The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2018 is $7,053. This amount primarily consists of maintenance and services for contracts that have original expected durations of more than 12 months. The Company expects to recognize such amount as follows:

	2019	2020	2021	2022	2023	Total
Maintenance and services	$3,591	$2,012	$909	$358	$183	$7,053

The Company has elected not to disclose transaction price allocated to remaining performance obligations for contracts with an original duration of one year or less.

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

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, foreign exchange contracts and trade receivables.

Cash and cash equivalents and short-term bank deposits are invested in major banks, mainly in Israel and the United States. Deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions, such as Israel. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk. The short-term bank deposits are denominated in U.S dollars.

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, Europe and the Far East. The Company performs ongoing credit evaluations of its customers and, through December 31, 2018, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. There were no material bad debt expenses or write-offs recorded for the years ended December 31, 2018, 2017 and 2016.

o.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, "Compensation - Stock Compensation" ("ASC No. 718"). Pursuant to ASC No. 718, share-based compensation cost is measured at the grant date, based on the fair value of the award. The Company accounts for forfeitures as they occur.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of each restricted share unit (“RSU”) is the market value as determined by the closing price of the ordinary shares of the Company prior to the day of grant. Compensation cost for RSUs is recognized using the straight-line method. Some of the RSUs granted are subject to certain performance criteria (“PSUs”): accordingly, compensation expense for PSUs is recognized when it becomes probable that the related performance condition has been satisfied, using the accelerated vesting method.

The Company uses the Black-Scholes option pricing model as the fair value method for its share options awards. This option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility is calculated based upon actual historical share price volatility. The expected term of options granted is derived from the historical option exercises, post-vesting cancellations, and estimates concerning future exercises and cancellations for vested and unvested options that remain outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with a term equivalent to the expected life of the options. Historically, the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model. Compensation cost for options is recognized using the straight-line method.

The fair value for options granted in 2018, 2017 and 2016 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,
	2018	2017	2016

Dividend yield	0%	0%	0%
Expected volatility	52%	53%	53%
Risk-free interest	2.70%	2.27%	1.82%
Expected life (in years)	5.3	5.9	5.3

In the third calendar quarter of 2018, the Company adopted ASU No. 2018-07, "Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting", which was issued to simplify several aspects of the accounting for non-employee share-based payment transactions resulting from expanding the scope of the standard to include share-based payment transactions for acquiring goods and services from non-employees. The standard did not have a material impact on the Company’s consolidated financial statements.

p.         Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging" ("ASC 815"). ASC 815 requires the Company to present all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to ASC 815, for derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The change in fair value of derivatives not designated as effective hedging instruments is recognized in earnings.

The Company entered into forward and option contracts primarily in order to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses, lease, and other operating expenses denominated in New Israeli Shekels ("NIS"). Generally, most of the Company’s hedging contracts are designated and qualify as effective cash flow hedges, as defined by ASC 815 (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk). As of December 31, 2018, the fair value of the Company's outstanding hedging contracts that were designated as hedging instruments was recorded as a liability of $239, included in the consolidated balance sheet within "Accrued expenses and other current liabilities". As of December 31, 2017, the fair value of the Company's outstanding hedging contracts that were designated as hedging instruments was recorded as an asset of $27, included in the consolidated balance sheet within "Other accounts receivable and prepaid expenses". The Company measured the fair value of these hedging contracts in accordance with Accounting Standards Codification ("ASC") 820, and they were classified as Level 2. Net income (loss) from hedging transactions recognized in financial income or expenses, net during 2018, 2017 and 2016 was ($53), ($1) and $3, respectively.

As of December 31, 2018 and 2017, the notional principal amount of the hedging contracts held by the Company was $11,051 and $3,327, respectively. These contracts were for a period of up to twelve months.

As of  December 31, 2018 and 2017, the fair value of the Company's outstanding derivatives designated as effective cash flow hedging instruments was recorded as an asset (liability) included in the consolidated balance sheet within "Accrued expenses and other current liabilities" or “Other accounts receivable and prepaid expenses" was ($221) and $23, respectively.

As of December 31, 2018 and 2017, the fair value of the Company's outstanding hedging contracts that were not designated as effective hedging instruments was recorded as an asset (liability) included in the consolidated balance sheet within "Accrued expenses and other current liabilities" or "Other accounts receivable and prepaid expenses" was ($18) and $4, respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Basic and diluted net income or loss per share:

Basic and diluted net income or loss per ordinary share are presented in conformity with ASC No. 260 "Earnings Per Share", for all years presented. Basic net income or loss per ordinary share is computed by dividing the net income or loss for each reporting period by the weighted average number of ordinary shares outstanding during the period. Diluted net income or loss per ordinary share is computed by dividing the aggregation of the net income or loss for each reporting period plus additional expense or income that would have been outstanding if potentially dilutive securities had been exercised during the period,  by the weighted average number of ordinary shares outstanding during the period plus any additional ordinary shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

The total number of shares related to the outstanding share options, RSUs and PSUs excluded from the calculation of diluted net income or loss per share due to their anti-dilutive effect was 1,451,002, 2,422,233 and 2,338,298 for the years ended December 31, 2018, 2017 and 2016, respectively.

r.	Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law based on the employees' most recent monthly salary multiplied by the number of years of employment, as of the balance sheet date. Upon termination by the Company, or other circumstances that are considered as a termination under the Severance Pay Law, Israeli employees are generally entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits to pension policies and by an accrual.

The deposited funds bear profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of these policies is recorded as an asset in the Company's balance sheets. The Company's obligations to employees in Israel, who joined the Company after December 1, 2009, are in accordance with Section 14 of the Israeli Severance Pay Law, 1963, whereby the Company's contributions for severance pay fully cover its severance liability. Such deposits and related severance obligation are not stated on the balance sheet.

Severance pay expense for the years ended December 31, 2018, 2017 and 2016 amounted to $951, $909 and $645, respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Fair value of financial instruments:

The Financial Accounting Standards Board (“FASB") issued ASC 820, which defines fair value and establishes a framework for measuring fair value. According to ASC 820, fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -
Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs, including interest rate curves, foreign exchange rates and credit ratings.

Level 3 -	Unobservable inputs that are supported by little or no market activities.

The Company measures foreign currency derivative contracts at fair value. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. There have been no transfers between fair value measurements levels during the years ended December 31, 2018, 2017 and 2016.

The carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, trade payables, employees and payroll accruals, accrued expenses and other current liabilities approximate their fair values due to the short-term maturity of these instruments.

t.          Comprehensive income:

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, "Comprehensive Income."  This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements.  Comprehensive income (loss) generally represents all changes in Shareholders' equity during the period except those resulting from investments by, or distributions to, Shareholders.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.          Impact of recently issued accounting standards not yet adopted:

1.
In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), "Leases", as amended, whereby lessees are generally required to recognize, for all leases at the commencement date, a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. In addition, disclosures are required to enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company elected to adopt the new standard effective January 1, 2019, on a modified retrospective basis and will not restate comparative periods. The Company elected the available practical expedients on adoption. The Company currently estimates approximately $7,591 would be recognized as lease assets and liabilities on its consolidated balance sheet, with no material impact on its consolidated statements of operations.

2.
In January 2017, the FASB issued ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04”), which eliminates step two from the goodwill impairment test. Under ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. This standard will be effective for the Company in the first calendar quarter of 2020 on a prospective basis, and early adoption is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

3.
In August 2017, the FASB issued ASU No. 2017-12, "Derivatives and Hedging (Topic 815): Targeted improvement to accounting for hedging activities". This guidance expands strategies that qualify for hedge accounting, changes how many hedging relationships are presented in the financial statements and simplifies the application of hedge accounting in certain situations. The standard became effective for the Company beginning January 1, 2019. Adoption of the standard will be applied using a modified retrospective approach through a cumulative-effect adjustment to accumulated deficit as of the effective date. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

NOTE 3:- REVENUE

The Company adopted ASC 606 effective January 1, 2018, using the modified retrospective method, applied to those contracts which were not substantially completed as of January 1, 2018. Such method provides that the cumulative effect from prior periods upon applying the new guidance be recognized in the consolidated balance sheets as of January 1, 2018, including an adjustment to accumulated deficit. A summary of such cumulative effect adjustment is as follows:

Cumulative effect adjustment as of January 1, 2018
Increase in trade receivables, net	$2,327
Increase in deferred commission costs	4,526
Decrease in deferred taxes, net	765
Decrease in deferred revenue	539
Decrease in accumulated deficit	$6,627

Changes in accounting policies as a result of adopting ASC 606

The impact of the Company's adoption of ASC 606 primarily relates to the timing of revenue recognition from its term-based license agreements. Prior to the adoption of ASC 606, the Company recognized revenue from these agreements ratably over the license term. Under ASC 606, revenue allocable to the license portion of the arrangement is recognized upon delivery of the license. In addition, under ASC 606 the Company capitalizes certain incremental costs of obtaining a contract, while prior to the adoption of ASC 606, the Company expensed all contract costs as incurred.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-    REVENUE (Cont.)

Financial statements impact of adopting ASC 606

The following table discloses the impact of the adoption of ASC 606 on the Company’s consolidated statements of operations and balance sheets:

	Year ended December 31, 2018
	As reported	Under previous standard	Effect of change higher (lower)
Revenues:
Software licenses	$52,542	$34,181	$18,361
Maintenance and services	33,707	33,394	313
Total revenues	86,249	67,575	18,674

Operating expenses:
Cost of software licenses	891	891	-
Cost of maintenance and services	9,852	10,035	(183)
Research and development	16,901	16,901	-
Selling and marketing	44,431	48,133	(3,702)
General and administrative	6,629	6,629	-
Total operating expenses	78,704	82,589	(3,885)

Operating income (loss)	7,545	(15,014)	22,560

Financial income, net	336	336	-

Income (loss) before income taxes	7,881	(14,678)	22,559

Taxes on income	(1,924)	(1,337)	(587)

Net income (loss)	$5,957	$(16,015)	$21,972
Basic net income (loss) per share	$0.28	$(0.76)	$(1.04)
Diluted net income (loss) per share	0.27	(0.73)	(1.00)

	December 31, 2018
	As reported	Under previous standard	Effect of change higher (lower)
Assets:
Trade receivables, net	$19,742	$13,622	$6,120
Deferred commission cost	8,334	-	8,334
Liabilities:
Deferred revenue	17,188	32,685	(15,497)
Deferred taxes, net	350	(1,002)	1,352
Shareholders’ Equity:
Accumulated deficit	$112,045	$140,644	$(28,599)

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

The Company measures foreign currency derivative contracts at fair value. Foreign currency derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments

There have been no transfers between fair value measurements levels during 2018.

The below table sets forth the Company's assets and liabilities that were measured at fair value as of December 31, 2018 and 2017 by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2018
	Level 1	Level 2	Level 3	Total

Liabilities:
Foreign exchange contracts	$-	$239	$-	$239

Total liabilities	$-	$239	$-	$239

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Assets:
Foreign exchange contracts	$-	$27	$-	$27

Total assets	$-	$27	$-	$27

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017
Cost:
Computers and peripheral equipment	$2,992	$2,521
Office furniture and equipment	863	762
Leasehold improvements	596	486

	4,451	3,769

Accumulated depreciation	3,023	2,482

Property and equipment, net	$1,428	$1,287

As for charges on the Company's property and equipment, see Note 7.

NOTE 6:-	INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	Weighted average amortization period	December 31,
	(years)	2018	2017
Original amount:

Core technology	4.74	$13,384	$13,384
Customer relationships	5.84	1,981	1,981

		15,365	15,365
Accumulated amortization and impairment charges:

Core technology		9,092	8,202
Customer relationships		1,663	1,610
Impairment		4,122	4,122
		14,877	13,934

Intangible assets, net:

Core technology		373	1,263
Customer relationships		115	168

		$488	$1,431

The estimated future amortization expense of intangible assets as of December 31, 2018 for the years ending:

Year ending December 31,
2019	$415
Thereafter	73

$488

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	CHARGES (ASSETS PLEDGED)

To secure the Company's obligations under its Israeli office lease agreement and for hedging transactions, the Company granted an Israeli bank a first priority floating charge on all of its assets. During January 2019, a short-term bank deposit in the amount of $2,000 was restricted to secure those obligations and the floating charge was removed.

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in August 2026. In addition, the Company leases motor vehicles under non-cancelable operating leases for, generally, 3 years. Future minimum commitments under these leases as of December 31, 2018, are as follows:

Year ended December 31,	Operating Leases

2019	$1,622
2020	1,521
2021	736
2022 and after	2,518

$6,397

b.	Rent expenses under facilities operating leases for the years ended December 31, 2018, 2017 and 2016 were $2,019, $1,674 and $1,641, respectively.

Motor vehicles lease expenses for the years ended December 31, 2018, 2017 and 2016 were $228, $207 and $268, respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY

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

In December 2012, the Company adopted the 2012 Stock Incentive Plan (together with the 2001 and 2003 plans, the "Plans"), under which share options, RSUs, and other equity-based awards may be granted to employees, directors and consultants of the Company or its affiliates. The 2012 Stock Incentive Plan has a term of ten years and will terminate in December 2022.

In general, the exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company's ordinary shares on the date of grant for incentive share options and 75% of the fair market for non-qualified options.

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

Under the Plans, as of December 31, 2018, 6,445,843 ordinary shares were reserved for issuance of equity-based awards. Options and unvested RSUs that are canceled or forfeited before expiration become available for future grants. During 2018, the Company’s Board of Directors approved an increase of 1,595,168 shares of the Company reserved for issuance under the Plans. As of December 31, 2018, there were 726,629 ordinary shares reserved and available for future grants.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's share options granted under the Plans:

	Year ended December 31, 2018
	Number of options (thousands)	Weighted average exercise price (per share)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (*)

Outstanding at beginning of year	1,570	$9.64	3.12	$403
Granted	9	16.44
Exercised	(594)	10.18
Forfeited	(18)	9.54

Outstanding at end of year	967	$9.38	2.52	$9,967

Exercisable at end of year	834	$9.70	2.17	$8,324

(*) Calculation of aggregate intrinsic value for options outstanding and exercisable is based on the share price of the Company’s ordinary shares as of December 31, 2018, which was $19.68 per share.

The weighted average fair value of options granted during the years ended December 31, 2018, 2017 and 2016 was $7.94, $3.41 and $3.33 per share, respectively.

The weighted average fair value of options vested during the year ended December 31, 2018, 2017 and 2016 was $3.96, $4.27 and $2.45 per share, respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

The total intrinsic value of options exercised for the years ended December 31, 2018, 2017 and 2016 was $5,009, $1,215 and $361, respectively.

The options outstanding as of December 31, 2018, have been separated into ranges of exercise price per share as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price

$2.76 - $7.29	289	4.11	$6.50	165	3.72	$6.36
$7.81-$10.03	292	1.45	9.17	292	1.45	9.17
$10.06 - $11.32	238	1.69	10.66	235	1.67	10.67
$11.38 - $14.68	142	2.71	13.05	142	2.71	13.05
$21.13	6	5.97	21.13	-	-	-

	967	2.52	$9.38	834	2.17	$9.70

A summary of the Company’s RSU (excluding PSUs) activities and related information for the year ended December 31, 2018, is as follows:

	Number of RSUs (thousands)	Weighted average grant-date fair value
Outstanding at January 1, 2018	812	$8.08
Granted	603	9.73
Vested	(360)	8.83
Forfeited	(110)	7.57

Non-vested at December 31, 2018	945	$8.90

The weighted average fair value of RSUs granted during 2018, 2017 and 2016 was $9.72, $7.32 and $8.06 per share, respectively.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-      SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company’s PSU activities and related information for the year ended December 31, 2018, is as follows:

	Number of PSUs (thousands)	Weighted average grant-date fair value
Outstanding at January 1, 2018	40	$6.82
Granted	370	10.06
Vested	-	-
Forfeited	(18)	7.45

Non-vested at December 31, 2018	392	$9.85

The weighted average fair value of PSUs granted during 2018 and 2017 was $10.06 and $6.82 per share, respectively.

The allocation of the share-based compensation is as follows:

	Year ended December 31,
	2018	2017	2016

Cost of maintenance and services	$198	$162	$148
Research and development	679	804	1,098
Selling and marketing	2,521	1,818	2,011
General and administrative	1,024	927	993

Total share-based compensation	$4,422	$3,711	$4,250

As of December 31, 2018, there was $9,123 of total unrecognized compensation cost related to non-vested share-based compensation that is expected to be recognized over a weighted average period of approximately 2.1 years.

NOTE 10:-      INCOME TAXES

a.	Income tax benefit (taxes on income) are comprised as follows:

	Year ended December 31,
	2018	2017	2016

Deferred tax benefit (expense)	$(795)	$(1,130)	$1,989
Current taxes	(1,129)	(2,626)	(1,254)

	(1,924)	(3,756)	735

Domestic	(238)	(296)	(285)
Foreign	(1,686)	(3,460)	1,020

	(1,924)	(3,756)	735
Domestic taxes:
Current	(238)	(296)	(285)
Deferred	-	-	-

	(238)	(296)	(285)
Foreign taxes:
Current	(891)	(2,330)	(969)
Deferred	(795)	(1,130)	1,989

	(1,686)	(3,460)	1,020

Income tax benefit (taxes on income)	$(1,924)	$(3,756)	$735

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	INCOME TAXES (Cont.)

Net income (loss) before taxes on income attributable to domestic and foreign operations are as follows:

	Year ended December 31,
	2018	2017	2016

Domestic	$1,414	$(9,758)	$(9,749)
Foreign	6,467	6,801	(1,679)

	$7,881	$(2,957)	$(11,428)

b.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	December 31,
	2018	2017	2016
Net income (loss) before taxes, as reported in the consolidated statements of operations	$7,881	$(2,957)	$(11,428)

Statutory Israeli tax rate	23.0%	24.0%	25.0%
Theoretical tax benefit (expense) on the above amount at the Israeli statutory tax rate	(1,813)	710	2,857
Income tax benefit (taxes on income) at a rate other than the Israeli statutory tax rate	(223)	(869)	236
Non-deductible expenses and other permanent differences	(279)	(668)	(526)
Losses and timing differences for which valuation allowance was provided	897	(2,186)	(1,615)
Impacts related to the Act (as defined below)	-	(543)	-
Other individually immaterial income tax items	(506)	(200)	(217)

Income tax benefit (taxes on income)	$(1,924)	$(3,756)	$735

c.	Israeli taxation:

The Israeli corporate income tax rate was 23% in 2018, 24% in 2017 and 25% in 2016.

The Company and its Israeli subsidiaries have not received final tax assessments since incorporation. However, in accordance with Israeli tax laws, tax returns submitted up to and including the 2014 tax year can be regarded as final.

Tax loss carryforward:

The Company's tax losses carryforward was approximately $ 54,000 as of December 31, 2018. Such losses can be carried forward indefinitely to offset future taxable income of the Company.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	INCOME TAXES (Cont.)

d.	Income taxes of non-Israeli subsidiaries:

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the “Act”) was enacted. The Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate to 21% starting in 2018 and creating a territorial tax system with a one-time mandatory tax on previously deferred foreign earnings of U.S. subsidiaries. As a result, the Company recorded a provisional net charge of $543 during 2017. This amount, which is included in taxes on income in the consolidated statements of operations, resulted from the remeasurement of the Company’s net deferred tax asset in the United States as of December 31, 2017, based on the new lower corporate income tax rate.

Also, on December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (“SAB 118”), which allows companies to report the income tax effects of the Act as a provisional amount based on a reasonable estimate, which would be subject to adjustment during a reasonable measurement period, not to exceed twelve months, until the accounting and analysis under ASC No. 740 is complete. At the end of the measurement period for purposes of SAB 118, the Company concluded that no change was required to its initial assessment.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. Following the examination by the Internal Revenue Service for the 2015 tax year, the U.S. tax returns for the years prior to 2015 are considered final.

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	INCOME TAXES (Cont.)

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2018	2017

Net operating loss carry forwards	$12,706	$13,793
Research and development expenses	3,471	2,751
Employee-related accruals	514	502
Share-based compensation and other timing differences	974	1,201
Total deferred tax asset before valuation allowance	17,665	18,247
Less - valuation allowance	(16,663)	(16,967)

Deferred tax asset	1,002	1,280

Deferred tax liability- Deferred commissions costs	(1,352)	-
Deferred tax liability - Intangible assets and other	-	(71)

Deferred tax assets (liability), net	$(350)	$1,209

Domestic:	$-	$-

Foreign:	$(350)	$1,209

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carry-forwards and other temporary differences in Israel and in several of its subsidiaries. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry-forwards and other temporary differences will not be realized in the foreseeable future.

The decrease in the valuation allowance relates to a decrease in net operating losses, which was partially offset by an increase in other temporary differences for which a full valuation allowance was recorded.

f.          Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	INCOME TAXES (Cont.)

	December 31,
	2018	2017	2016

Opening balance	$254	$390	$191
Additions for prior years' tax position	-	-	103
Additions related to the current year	141	46	96
Settlements with tax authorities	-	(182)	-

Closing balance	$395	$254	$390

Included in accrued expenses and other current liabilities	$-	$-	$182

Included in other long term liabilities	$395	$254	$208

As of December 31, 2018, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2018, 2017 and 2016, the Company recorded immaterial expenses for interest and exchange rate differences, net related to prior years' uncertain tax positions. As of December 31, 2018, 2017 and 2016, the Company had accrued interest liability related to uncertain tax positions in the amount of $0, $0 and $43, respectively, which is included in the liability balance.

In February 2017, the Company reached an agreement with the Israel Tax Authority related to the examination of income tax returns for 2011 through 2014 of RepliWeb Ltd. (“RepliWeb”), its subsidiary, whereby the Company agreed to pay approximately $441 in connection with certain internal organizational changes the Company executed in RepliWeb.

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

ATTUNITY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	ENTITY-WIDE DISCLOSURES

Revenues by geographical areas were as follows:

	Year ended December 31,
	2018	2017	2016

North America	$62,036	$45,940	$38,769
EMEA	17,474	10,570	11,342
APAC	5,039	4,321	3,337
Israel	446	703	535
Other	1,254	564	511

	$86,249	$62,098	$54,494

All of the Company's long-lived assets are located in Israel other than assets in insignificant amounts which are located elsewhere.

For the years ended December 31, 2018, 2017 and 2016, no single customer accounted more than 10% of the Company's total revenues.

NOTE 12:-	SUBSEQUENT EVENTS

On February 21, 2019, Attunity entered into the Merger Agreement with Parent, Merger Sub, and, solely for purposes of certain specified provisions of the Merger Agreement, Ultimate Parent and Qlik Technologies, under which Parent will acquire Attunity. Under the terms of the agreement, Parent will acquire all outstanding ordinary shares of Attunity for a total value of approximately $551 thousand. The closing of the transaction is subject to customary closing conditions, including the approval of Attunity shareholders and clearance from relevant regulatory authorities. The transaction is expected to close in the second quarter of 2019.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATTUNITY LTD.
By:	/s/ Shimon Alon
Shimon Alon
Chief Executive Officer

Dated:  April 11, 2019